Form 10-K, Exhibit 13
period 1994-02-26
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 1994-05-26
CIK 43300

Exhibit 13

COMPARATIVE HIGHLIGHTS

                             The Great Atlantic & Pacific Tea Company, Inc.
(Dollars in thousands, except per share figures)
                             Fiscal 1993         Fiscal 1992    Fiscal 1991
Sales                        $10,384,077         $10,499,465    $11,590,991
Income (loss) before cumulative
   effect                          3,959            (98,501)         70,664
Net income (loss)                  3,959           (189,501)         70,664
Income (loss) per share before
   cumulative effect                 .10              (2.58)           1.85
Net income (loss) per share          .10              (4.96)           1.85
Cash dividends per share             .80               .80              .80
Expenditures for property        267,329           204,870          161,902
Working capital                   79,207            56,769          173,866
Current ratio                       1.07              1.05             1.16
Shareholders' equity             994,417         1,034,330        1,253,106
Book value per share               26.02             27.06            32.79
Number of stores at year end       1,173             1,193            1,238




MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Fiscal 1993 Compared with 1992

Sales for fiscal 1993 were $10.4 billion, a net decrease of $115 million or 1.1% when compared to fiscal 1992 sales of $10.5 billion. A lower Canadian exchange rate accounted for $119 million of the sales decline. In addition, a labor strike, causing a 14-week closure of 63 Miracle Food Mart and Ultra Mart stores in Ontario, Canada, negatively impacted sales by an estimated
$166 million or 1.6%.   Under Ontario law, the Company could not hire
replacement workers and, therefore, the stores were closed for business. The strike was resolved and the stores were re-opened on February 25, 1994. The new Miracle Food Mart labor agreement ended a competitive cost disadvantage that the Miracle Food Mart stores have labored under since their acquisition. The Company has recently instituted promotional campaigns to assist in regaining sales. Assuming that Miracle Food Mart re-establishes its historical sales levels, the Company anticipates that the new labor agreement will have a positive impact on operating results.

After adjusting for the effects of the strike and the decline in the Canadian exchange rate, sales were ahead of the prior year by $170 million or 1.6%. Contributing to this increase were the acquisition of 48 Big Star stores in the Atlanta, Georgia area on March 29, 1993, the opening of 16 new stores and the remodeling of 111 stores during fiscal 1993. The acquisition of Big Star stores and new store openings since the beginning of fiscal 1992 added approximately $451 million or 4.3% to sales for the 1993 fiscal year. The Company, in its continuing program to eliminate obsolete, unproductive stores, closed 84 stores during fiscal 1993. The closure of stores since the beginning of fiscal 1992 reduced comparative sales by approximately $274 million or 2.6%. Same store sales were 0.1% lower or approximately $7 million. Average weekly sales per store were approximately $168,100 in fiscal 1993 versus $165,900 in fiscal 1992 for a 1.3% increase.

Same store sales for U.S. operations declined 0.5%. A competitor's 10-week strike in fiscal 1992 in the Michigan region as well as the highly competitive sales climate and overall lack of inflation had a significant negative impact on this comparison. However, U.S. same store sales have shown steady improvement which began in the third quarter of fiscal 1992, culminating with a fourth quarter of fiscal 1993 comparative increase of 3.7%. In Canada, same store sales for the year, excluding the 63 stores closed during the period affected by the strike, improved 1.7%, while same store sales for the fourth quarter were 4.5% ahead of last year.

Gross margin as a percent of sales for both fiscal 1993 and 1992 approximated 28.5%. The gross margin dollar decrease of $29 million is primarily the result of the unfavorable effect of the Canadian exchange rate of $32
million.   The U.S. gross margin increased $38 million principally as a result of increased volume of $52 million. A challenge in fiscal 1993 was the progress in turning around the Big Star stores in Metro Atlanta, which were acquired in March 1993. Atlanta has become an extremely competitive situation, and the Company is experiencing significant pressure on margins while launching a strong new marketing and merchandising program. In Canada, gross margin declined $67 million, of which $52 million was caused by volume declines primarily as a result of the aforementioned labor strike and $32 million due to the aforementioned Canadian exchange rate decline. Offsetting this decline was an increase of 0.9% or $17 million in the gross margin rate.

Store operating, general and administrative expense of $2.9 billion in fiscal 1993 remained relatively unchanged from prior year, with increased store occupancy and store promotion costs offsetting decreased customer and employee accident costs. As a percent of sales, such costs were 27.8% in fiscal 1993 as compared to 27.6% in fiscal 1992. U.S. expenses increased $38 million, principally store labor related to the improved sales volume and increased store occupancy costs. Canadian expenses decreased $48 million primarily due to the decline in the Canadian exchange rate and reduced expenses from store closures during the 14-week labor strike partially offset by a $17 million charge for an early retirement program in the Miracle Food Mart labor settlement.

Included under the Company's 1993 year-end balance sheet captions "Other accruals" and "Other non-current liabilities" are amounts totaling approximately $41 million associated with store closing liabilities. During fiscal 1993 approximately $35 million were charged against these reserves, which included approximately $27 million relating to the realignment of store operations reserve established in the prior year. See "Realignment of Store Operations" footnote for further discussion.

Interest expense decreased from the previous year primarily due to reduced capital lease obligations and lower interest rates on bonds and short-term borrowings partially offset by higher outstanding borrowings.

Income before income taxes and cumulative effect for fiscal 1993 was $7 million compared to a net loss of $172 million in fiscal 1992. The pre-tax income for fiscal 1993 reflects income from U.S. operations of $52 million offset by a loss in Canada of $45 million. The Canadian loss is primarily attributable to the aforementioned labor strike, which adversely impacted pre-tax income by an estimated $40 million. Excluding the $40 million impact from the Canadian strike in fiscal 1993, the $151 million provision for the Isosceles investment and the $43 million charge for realignment of store operations in fiscal 1992, income before income taxes and cumulative effect for fiscal 1993 increased $25 million or $.39 per share from fiscal 1992.

The income tax provision recorded in fiscal 1993 reflects the 1% increase in the corporate tax rate, partially offset by retroactive targeted jobs tax credits as prescribed in the Omnibus Budget Reconciliation Act of 1993. The tax benefit recorded in fiscal 1992 resulted primarily from the provision for the potential loss on Isosceles investment and the charge for realignment of store operations, both recorded in fiscal 1992.

Fiscal 1992 Compared with 1991

Sales for fiscal 1992 were $10.5 billion, a 9.4% decrease when compared to fiscal 1991 (a 53-week year) sales of $11.6 billion. The extra week in fiscal 1991 and the decline in the Canadian exchange rate accounted for approximately one-third of the reported sales decline. The remainder of the sales decrease was attributable to the continued general slowdown of the economy in our major markets (New York, Michigan and Ontario, Canada) and the closing of 56 stores since the end of fiscal 1991. Sales by the Company's United States small store sector, excluding Food Emporiums, in general have lagged behind sales by the Company's other store formats. The Company has been reducing the overall number of small stores in the United States and intends to continue to do so over the next five years. See "Liquidity and Capital Resources". The performance of the Company's Canadian operations has had the greatest negative impact on the Company's overall sales during the past two years. Canadian sales for fiscal 1992 were $2.2 billion as compared to $2.6 billion in 1991.

During fiscal 1992, the Company opened 11 new stores and remodeled 102 existing stores. Same store sales declined 5.9% when comparing fiscal 1992 performance with that of 1991. However, same store sales during the fourth quarter of fiscal 1992 showed improvement, declining only 3.1% when compared to the fourth quarter of fiscal 1991.

Gross margin as a percent of sales for fiscal 1992 was 28.5% as compared to 27.7% in fiscal 1991. The increase in margin is primarily attributable to the continued benefits derived from the Company's centralized purchasing function and change in product mix, partially offset by special price reductions and promotions.

Store operating, general and administrative expense declined slightly from $3.0 billion in fiscal 1991 to $2.9 billion in fiscal 1992. As a percent of sales, such costs were 27.6% in fiscal 1992 as compared to 26.0% in fiscal 1991. The increased percentage is a function of lower sales levels experienced during fiscal 1992.

In fiscal 1992, the Company reassessed store operations in its markets and closed certain stores and has identified certain other stores to be closed in the future as part of its realignment of certain geographical areas in the U.S. and Canada. Accordingly, the Company recorded a charge of $43 million to cover the cost of these closings. This program, which included 72 stores, is expected to be substantially completed by the end of fiscal 1995. Charges related to this realignment include future rent, property taxes, common area maintenance costs and equipment disposition costs. The Company anticipates that these costs, which only include costs subsequent to the actual store closing, will be paid principally over four years. This realignment program is an integral part of the Company's long-term strategic and profit plans. Included under the Company's 1992 year-end balance sheet captions "Other accruals" and "Other non-current liabilities" are amounts totaling approximately $60 million associated with store closing liabilities. See "Realignment of Store Operations" footnote for further discussion.

Canada's pre-tax loss was $38.7 million in fiscal 1992, which included a charge of $10 million associated with the aforementioned realignment of store operations. In fiscal 1991, the Canadian operations posted a pre-tax profit of $5.4 million. The fall off in pre-tax profit is attributable to the decline in sales volume and the previously mentioned realignment charge.

Interest expense decreased when compared to the prior fiscal year primarily as a result of lower interest rates.

During fiscal 1992, the Company recorded a provision for potential loss on its total investment in Isosceles PLC of $151.2 million ($89.2 million after giving effect for applicable income tax benefits associated with this charge). See "Investment in Isosceles" footnote for further discussion.

Effective March 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106") and Statement of
Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). As a result, the Company recorded charges of $26.5 million (net of applicable income tax benefits) and $64.5 million for SFAS 106 and SFAS 109, respectively, as the cumulative effect of these changes on prior years.

The income tax benefit recorded is principally attributable to the provision for the potential loss on Isosceles investment and the charge for realignment of store operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended the fiscal year with working capital of $79 million compared to $57 million and $174 million at February 27, 1993 and February 29, 1992, respectively. The Company had cash and short-term investments aggregating $124 million at the end of fiscal 1993 compared to $110 million and $136 million at the end of fiscal 1992 and 1991, respectively. The Company also has in excess of $300 million in various available credit facilities. See "Indebtedness" footnote for further discussion.

During fiscal 1993, the Company financed its capital expenditures, debt repayments, cash dividends and the acquisition of Big Star through internally generated funds and with proceeds of the $200 million Senior Notes at 7.70% issued in January 1994 and due in 2004. U.S. bank borrowings were $116 million at February 26, 1994 as compared to $120 million at February 27, 1993. U.S. bank borrowings during fiscal 1993 were at an average interest rate of 3.4% compared to 3.5% in fiscal 1992.

For fiscal 1994, the Company has planned capital expenditures of approximately $340 million for 35 new stores and approximately 120 remodels and expansions as compared to 16 new stores and 111 remodels and expansions in fiscal 1993. The Company plans to maintain at least this level of expenditure each year through fiscal 1997. Eleven new stores, with a cost approximating $40 million, which were included in the fiscal 1993 original plan, have been delayed mainly to permit compliance with applicable regulatory requirements. It has been the Company's experience over the past several years that it typically takes 12 to 18 months after opening for a new store to begin generating operating profit. Risks inherent in retail real estate investments are primarily associated with competitive pressures in the marketplace. From fiscal 1994 through fiscal 1998, the Company intends to improve the use of technology through scanning and other technological advances to improve customer service and store operations and merchandising, to intensify advertising and promotion and to enhance purchasing and merchandising. The Company expects to close approximately 50 stores per year over fiscal years 1994 and 1995.

The Company's Five-Year Development Plan includes 175 new stores over the next five years, with an attendant increase in net square footage of 3% per year, and the remodeling of approximately 125 stores per year. The Company's concentration will be on larger stores in the 50,000 to 60,000 square foot range. Costs of each project will vary significantly based upon size, marketing format, geographic area and development involvement required from the Company. The planned costs of these projects average $3,000,000 for a new store and $900,000 for a remodel or enlargement. Traditionally, the Company leases real estate and expends capital on leasehold improvements and store fixtures and fittings. Based upon current business conditions, the Company anticipates that it may be required to increase its purchase and development of real estate. Consistent with the Company's history, most new store activity will be directed into those areas where the Company achieves its best profitability. Remodeling and enlargement programs are normally undertaken based upon competitive opportunities and usually involve updating a store to a more modern and competitive format. Capital expenditures are expected to increase each fiscal year through 1997.

At fiscal year end, the Company's existing senior debt rating was BBB- with Standard & Poor's Ratings Group and Baa3 with Moody's Investors Service. A change in either of these ratings could affect the availability and cost of financing.

The Company's current cash resources, together with income from operations, are sufficient for the Company's 1994 capital expenditure program, scheduled debt repayments and dividend payments in fiscal 1994.

IMPACT OF NEW ACCOUNTING STANDARD

During November 1992, Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" ("SFAS 112") was issued. SFAS 112 requires the accrual of postemployment benefits provided to former or inactive employees after employment but before retirement. The Company will adopt this statement effective February 27, 1994. The Company's current accounting policy is to accrue for workers' compensation and other long-term disability-related benefits and to expense other postemployment benefits, such as severance and short-term disability, as incurred. Based upon the Company's estimates, the impact of adopting SFAS 112 will not have a material effect on the Company's consolidated financial statements.


STATEMENTS OF CONSOLIDATED OPERATIONS
               The Great Atlantic & Pacific Tea Company, Inc.
              (Dollars in thousands, except per share figures)
                                 Fiscal 1993       Fiscal 1992   Fiscal 1991
Sales                           $10,384,077        $10,499,465   $11,590,991
Cost of merchandise sold         (7,425,578)        (7,511,910)   (8,377,710)
Gross margin                      2,958,499          2,987,555     3,213,281


Store operating, general
  and administrative expense     (2,890,219)        (2,900,249)   (3,009,427)
Realignment of store operations           -            (43,000)            -
Income from operations               68,280             44,306       203,854
Interest expense                    (63,318)           (66,436)      (81,416)
Interest income                       1,599              1,267         1,526
Provision for potential loss
  on Isosceles investment                 -           (151,238)            -
Income (loss) before income taxes
  and cumulative effect               6,561           (172,101)      123,964
Benefit (provision) for income taxes (2,602)            73,600       (53,300)
Income (loss) before cumulative effect3,959            (98,501)       70,664
Cumulative effect on prior years of
  changes in accounting principles:
   Income taxes                           -            (64,500)            -
   Postretirement benefits                -            (26,500)            -
Net income (loss)                  $  3,959          $(189,501)      $70,664


Earnings (loss) per share:
Income (loss) before cumulative effect $.10             $(2.58)        $1.85
Cumulative effect on prior years of
  changes in accounting principles:
       Income taxes                       -              (1.69)            -
       Postretirement benefits            -               (.69)            -
Net income (loss) per share            $.10             $(4.96)        $1.85



See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

               The Great Atlantic & Pacific Tea Company, Inc.
                       (Dollars in thousands)
                                        Fiscal 1993 Fiscal 1992  Fiscal 1991
Common stock:
   Balance beginning of year               $38,229    $38,224       $38,219
   Exercise of options                           -          5             5
                                           $38,229    $38,229       $38,224
Capital surplus:
   Balance beginning of year              $453,475   $437,972      $437,949
   Exercise of options and cumulative tax
      effect of phantom share agreement          -     15,503            23
                                          $453,475   $453,475      $437,972
Cumulative translation adjustment:
   Balance beginning of year              $(12,809)    $1,395        $9,679
   Exchange adjustment                     (13,294)   (14,204)       (8,284)
                                          $(26,103)  $(12,809)       $1,395
Retained earnings:
   Balance beginning of year              $555,796   $775,873      $735,778
   Net income (loss)                         3,959   (189,501)       70,664
   Cash dividends                          (30,576)   (30,576)      (30,569)
                                          $529,179   $555,796      $775,873
Treasury stock, at cost:
   Balance beginning of year                 $(361)     $(358)        $(355)
   Purchase of Treasury stock                   (2)        (3)           (3)
                                             $(363)     $(361)        $(358)


See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
                              The Great Atlantic & Pacific Tea Company, Inc.
                                       February 26,            February 27,
(Dollars in thousands)                    1994                       1993
Assets
Current assets:
  Cash and short-term investments       $124,236                   $110,120
  Accounts receivable                    190,954                    194,557
  Inventories                            850,077                    856,319
  Prepaid expenses and other assets       65,072                     60,496
  Total current assets                 1,230,339                  1,221,492
Property:
  Land                                   106,904                     96,491
  Buildings                              257,313                    229,658
  Equipment and leasehold improvements 2,185,280                  2,117,898
     Total-at cost                     2,549,497                  2,444,047
  Less accumulated depreciation
    and amortization                    (984,752)                  (881,242)
                                       1,564,745                  1,562,805
  Property leased under capital leases   122,788                    141,339
Property-net                           1,687,533                  1,704,144
Other assets                             180,823                    165,294
                                      $3,098,695                 $3,090,930

Liabilities and Shareholders' Equity
Current liabilities:
 Current portion of long-term debt       $77,755                   $104,660
 Current portion of obligations
    under capital leases                  16,097                     18,021
 Accounts payable                        458,875                    512,604
 Book overdrafts                         196,818                    161,851
 Accrued salaries, wages and benefits    173,366                    157,405
 Accrued taxes                            35,879                     11,953
 Other accruals                          192,342                    198,229
    Total current liabilities          1,151,132                  1,164,723
Long-term debt                           544,399                    414,301
Obligations under capital leases         162,866                    182,066
Deferred income taxes                    100,405                    141,184
Other non-current liabilities            145,476                    154,326
Shareholders' equity:
 Preferred stock-no par value; authorized-3,000,000 shares; issued-none Common stock-$1 par value; authorized-80,000,000 shares;
    issued 38,229,490 shares              38,229                     38,229
 Capital surplus                         453,475                    453,475
 Cumulative translation adjustment       (26,103)                   (12,809)
 Retained earnings                       529,179                    555,796
 Treasury stock, at cost, 9,157 and
    9,098 shares, respectively              (363)                      (361)
    Total shareholders' equity           994,417                  1,034,330
                                      $3,098,695                 $3,090,930


See Notes to Consolidated Financial Statements.
STATEMENTS OF CONSOLIDATED CASH FLOWS
               The Great Atlantic & Pacific Tea Company, Inc.
(Dollars in thousands)                  Fiscal 1993 Fiscal 1992  Fiscal 1991
Cash Flows From Operating Activities:
Net income (loss)                           $3,959    $(189,501)    $70,664
Adjustments to reconcile net income (loss)
  to cash provided by operating activities:
  Provision for potential loss on Isosceles
     investment                                  -      151,238           -
  Realignment of store operations                -       43,000           -
  Cumulative effect on prior years of changes
     in accounting principles:
      Income taxes                               -       64,500           -
      Postretirement benefits                    -       26,500           -
  Depreciation and amortization            235,910      228,976     224,641
  Deferred income tax provision (benefit) on
     income (loss) before cumulative effect(19,568)     (87,800)     16,700
  (Gain) loss on disposal of owned property  1,032       (2,472)      1,912
  (Increase) decrease in receivables         1,936      (18,538)     13,074
  Decrease in inventories                   12,928       45,367      24,773
  (Increase) decrease in other current assets(7,981)      1,906     (12,042)
  Decrease in accounts payable              (1,557)     (50,761)    (99,506)
  Increase (decrease) in accrued expenses   46,292      (10,081)    (37,657)
  Decrease in store closing reserves       (34,522)      (7,944)    (11,003)
  Increase (decrease) in other accruals    (23,586)      23,621      21,359
  Other                                     (1,237)      (6,677)      5,303
Net cash provided by operating activities  213,606      211,334     218,218
Cash Flows From Investing Activities:
Expenditures for property                 (267,329)    (204,870)   (161,902)
Proceeds from disposal of property          19,464       12,573       7,090
Acquisition of business,
  net of cash acquired                     (42,948)           -           -
Net cash used in investing activities     (290,813)    (192,297)   (154,812)
Cash Flows From Financing Activities:
Proceeds from debt                         218,524        8,839      13,257
Payment of debt                           (114,826)     (32,788)    (44,097)
Principal payments on capital leases       (18,876)     (18,565)    (25,527)
Increase in book overdrafts                 39,192       29,767      24,535
Cash dividends                             (30,576)     (30,576)    (30,569)
Proceeds from stock options exercised            -           27          28
Purchase of Treasury stock                      (2)          (3)         (3)
Net cash provided by (used in)
  financing activities                      93,436      (43,299)    (62,376)
Effect of exchange rate changes on cash and
  short-term investments                    (2,113)      (1,784)       (954)
Net Increase (Decrease) in Cash and
  Short-term Investments                    14,116      (26,046)         76
Cash and Short-term Investments
  at Beginning of Year                     110,120      136,166     136,090
Cash and Short-term Investments
  at End of Year                          $124,236     $110,120    $136,166
See Notes to Consolidated Financial Statements.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on the last Saturday in February. Fiscal 1993 ended February 26, 1994, fiscal 1992 ended February 27, 1993 and fiscal 1991 ended February 29, 1992. Fiscal 1993 and 1992 were each comprised of 52 weeks while fiscal 1991 was comprised of 53 weeks.

Common Stock

The principal shareholder of the Company, Tengelmann
Warenhandelsgesellschaft, owned 53.7% of the Company's common stock as of February 26, 1994.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries.

Cash and Short-term Investments

Short-term investments that are highly liquid with an original maturity of three months or less are included in cash and short-term investments and are deemed to be cash equivalents. The carrying amount approximates fair value.

Inventories

Store inventories are valued principally at the lower of cost or market with cost determined under the retail method. Other inventories are valued primarily at the lower of cost or market with cost determined on a first-in, first-out basis. Inventories of certain acquired companies are valued using the last-in, first-out method, which was their practice prior to acquisition.

Properties

Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment based on lives varying from three to ten years. Equipment and real property leased under capital leases are amortized over the lives of the respective leases. Properties designated for sale are classified as current assets.

Pre-opening Costs

The costs of opening new stores are expensed in the year incurred.

Earnings (Loss) Per Share

Earnings (loss) per share is based on the weighted average number of common shares outstanding during the fiscal year which was 38,220,000 in fiscal 1993, 38,219,000 in fiscal 1992 and 38,211,000 in fiscal 1991. Stock options outstanding had no material effect on the computation of earnings
(loss) per share.

Excess of Cost over Net Assets Acquired

The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over forty years. At each balance sheet date, management reassesses the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on an undiscounted basis. If the results of such comparison indicate that an impairment may be likely, the Company will recognize a charge to operations at that time based upon the difference between the present value of the expected cash flows from future operating results (utilizing a discount rate equal to the Company's average cost of funds at the time) and the then balance sheet value. The recoverability of goodwill is at risk to the extent the Company is unable to achieve its forecast assumptions regarding cash flows from operating results. The Company estimates that the cash flows projected to be generated on an undiscounted basis should be sufficient to recover the goodwill balance over its remaining life.

Income Taxes

The Company provides deferred income taxes on temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Investment tax credits are amortized over the estimated useful lives of the related assets. As of the beginning of fiscal 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109").

Current Liabilities

Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified as "Book overdrafts" in the balance sheet.

The Company accrues for vested and non-vested vacation pay. Liabilities for compensated absences of $84 million and $87 million at February 26, 1994 and February 27, 1993, respectively, are included in the balance sheet caption "Accrued salaries, wages and benefits."

Reclassifications

Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation.


ACQUISITIONS

In March 1993, the Company acquired certain assets, including inventory, of 48 Big Star stores in the Atlanta, Georgia area for approximately $43 million. As of the acquisition date, the fair value of assets recorded was $72 million and liabilities assumed were $48 million. The acquisition has been accounted for as a purchase and, accordingly, the excess of cost over the fair market value of net assets acquired of approximately $19 million has been included in the balance sheet caption "Other assets."


REALIGNMENT OF STORE OPERATIONS

During fiscal 1992, the Company reassessed store operations in its markets and has closed certain stores and has identified certain other stores to be closed in the future as part of its realignment of certain operating divisions in the United States and Canada. This program, which included 72 stores, is expected to be substantially completed by the end of fiscal 1995. The Company recorded a charge of $43 million in fiscal 1992 to cover the cost of these closings, including future rent, property taxes, common area maintenance costs and equipment disposition costs. The Company anticipates that these costs, which only include costs subsequent to the actual store closing, will be paid principally over four years. During fiscal 1993, store closing costs of approximately $27 million were charged to this reserve, which did not include the costs associated with closing older and outmoded stores which close in the ordinary course of business and tend to be insignificant as these stores are generally near the end of their lease term and have low net asset values. The Company believes that, within a three to five year period, this program will have a positive effect on future operations and cash flows.


INVESTMENT IN ISOSCELES

During fiscal 1992, the Company recorded a non-recurring pre-tax charge of $151.2 million for the potential loss on its investment in Isosceles PLC ("Isosceles"). The Company's decision to record a provision for the potential loss of its investment in Isosceles occurred in July 1992. The Company monitored its investment in Isosceles through the analysis of Isosceles' prepared business plans and cash flow projections. In September of 1990 the Company chose not to participate in a recapitalization of Isosceles resulting in a significant decline in its percentage ownership position. Late in 1991, new management was appointed at Isosceles and in June 1992 the Company was informed by new management that a significantly different operating strategy would be implemented. The Company was further informed by new Isosceles management that this new strategy would result in substantially reduced operating results and that Isosceles shareholders had suffered a significant diminution in the value of their holdings. Shortly thereafter, the Company concluded that the recovery of any of its investment in Isosceles had become remote and that it was appropriate to write-off its entire investment.



INVENTORY

Approximately 24% of the Company's inventories are valued using the last-in, first-out ("LIFO") method. Such inventories would have been $17 million and $20 million higher at February 26, 1994 and February 27, 1993, respectively, if the retail and first-in, first-out methods were used. During fiscal 1993, a LIFO credit was generated from reduced inventory quantities and a lower internally generated price index. The effect of these reductions was to decrease cost of goods sold by approximately $3 million and to increase net earnings by $1.8 million or $.05 per share. The LIFO charge to earnings per share for fiscal years 1992 and 1991 was $.01 and $.05, respectively.


LITIGATION


The Company is involved in various claims, administrative agency proceedings and lawsuits arising out of the normal conduct of its business. Although the ultimate outcome of these legal proceedings cannot be predicted with certainty, the management of the Company believes that the resulting liability, if any, will not have a material effect upon the Company's consolidated financial statements or liquidity.


OPERATIONS IN GEOGRAPHIC AREAS

The Company has been engaged in the retail food business since 1859 and currently does business principally under the names A&P, Waldbaum's, Food Emporium, Super Fresh, Farmer Jack, Kohl's, Dominion and Miracle Food Mart. Sales in the table below reflect sales to unaffiliated customers in the United States and Canada.

(Dollars in thousands)              Fiscal 1993     Fiscal 1992  Fiscal 1991
Sales:
  United States                     $8,466,338      $8,286,270   $8,994,405
  Foreign                            1,917,739       2,213,195    2,596,586
  Total                            $10,384,077     $10,499,465  $11,590,991
Income (Loss) From Operations:
  United States                       $101,305         $68,987     $183,724
  Foreign                              (33,025)        (24,681)      20,130
  Total                                $68,280         $44,306     $203,854
Assets:
  United States                     $2,528,239      $2,425,291   $2,403,201
  Foreign                              570,456         665,639      890,066
  Total                             $3,098,695      $3,090,930   $3,293,267


INDEBTEDNESS
Debt consists of:
                                          February 26,     February 27,
(Dollars in thousands)                        1994             1993

9 1/8% Notes, due January 15, 1998         $200,000           $200,000
8 1/8% Notes, due January 15, 1994                -            100,000
7.70% Senior Notes, due January 15, 2004    200,000                  -
Mortgages and Other Notes, due
  1994 through 2014 (average interest
  rates at year end of 9.1% and
  9.0%, respectively)                        52,032             60,976
U.S. Bank Borrowings at 3.6%
  and 3.3%, respectively                    116,000            120,000
Canadian Commercial Paper at 4.5%
  and 6.8%, respectively                     54,681             38,775
Less unamortized discount on Notes             (559)              (790)
                                            622,154            518,961
Less current portion                        (77,755)          (104,660)
Long-term debt                             $544,399           $414,301


As of February 26, 1994, the Company has outstanding a total of $400 million of unsecured, non-callable public debt securities in the form of $200 million 9 1/8% Notes due 1998 and $200 million 7.70% Notes due 2004. As of February 26, 1994, the fair values of these securities, based on quoted market prices, were $214 million and $194 million, respectively. With respect to all other indebtedness, Company management has evaluated such debt instruments and has determined, based on interest rates and terms, that the fair value of such indebtedness approximates carrying value at February 26, 1994.

The Company has a $250 million U.S. credit agreement with banks enabling it to borrow funds on a revolving basis sufficient to refinance any outstanding short-term borrowings. In addition, the U.S. has lines of credit with banks in excess of $230 million. Borrowings under U.S. lines of credit were $116 million and $120 million at February 26, 1994 and February 27, 1993, respectively. The Company pays a commitment fee ranging from 3/16% to 3/8% per annum on the unused portion of the Company's revolving credit facility. The Company's Canadian subsidiary has a C$100 million commercial paper program. Canadian commercial paper borrowings were C$74 million and C$48 million at February 26, 1994 and February 27, 1993, respectively.

The Company's loan agreements contain certain financial covenants including the maintenance of minimum levels of shareholders' equity and limitations on the incurrence of additional indebtedness and lease commitments. The Company was in compliance with such covenants as of February 26, 1994.

The net book value of real estate pledged as collateral for all mortgage loans amounted to approximately $82 million as of February 26, 1994. Combined U.S. bank and Canadian commercial paper borrowings of $100 million as of February 26, 1994 are classified as non-current as the Company has the ability and intent to refinance these borrowings on a long-term basis.

Maturities for the next five fiscal years are: 1994-$78 million; 1995-$28 million; 1996-$78 million; 1997-$205 million; 1998-$10 million. Interest payments on indebtedness were approximately $41 million for fiscal 1993, $39 million for fiscal 1992 and $49 million for fiscal 1991.


LEASE OBLIGATIONS

The Company operates primarily in leased facilities. Lease terms generally range up to twenty-five years for store leases and thirty years for other leased facilities, with options to renew for additional periods. The majority of the leases contain escalation clauses relating to real estate tax increases and certain store leases provide for increases in rentals when sales exceed specified levels. In addition, the Company leases some store equipment and trucks.

The consolidated balance sheets include the following:

                                            February 26,   February 27,
(Dollars in thousands)                          1994           1993
Real property leased under capital leases    $256,156        $288,954
Equipment leased under capital leases           3,361           7,865
                                              259,517         296,819
Accumulated amortization                     (136,729)       (155,480)
                                             $122,788        $141,339

The Company entered into $2 million of new capital leases during fiscal 1993 and $11 million during fiscal 1991. The Company did not enter into any new capital leases in fiscal 1992. Interest paid as part of capital lease obligations was approximately $22, $24 and $27 million in fiscal 1993, 1992 and 1991, respectively.

Rent expense for operating leases consists of:

(Dollars in thousands)            Fiscal 1993   Fiscal 1992   Fiscal 1991
Minimum rentals                     $153,914       $154,099      $156,981
Contingent rentals                     6,883          7,957         9,146
                                    $160,797       $162,056      $166,127

Minimum annual rentals for leases in effect at February 26, 1994 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to facilities for which reserves have previously been established.
(Dollars in thousands)                  Capital Leases
                                                   Real     Operating
Fiscal                              Equipment    Property     Leases
1994                                    $737     $35,698    $141,487
1995                                      16      33,227     137,245
1996                                       -      30,878     130,580
1997                                       -      28,897     125,090
1998                                       -      27,258     118,419
1999 and thereafter                        -     184,380   1,052,473
                                         753     340,338  $1,705,294
Less executory costs                       -      (3,309)
Net minimum rentals                      753     337,029
Less interest portion                    (34)   (158,785)
Present value of net minimum rentals    $719    $178,244


INCOME TAXES
The components of income (loss) before income taxes and cumulative effect are as follows:
(Dollars in thousands)             Fiscal 1993   Fiscal 1992   Fiscal 1991
  United States                       $52,280    $(133,378)      $118,612
  Foreign                             (45,719)     (38,723)         5,352
  Total                                $6,561    $(172,101)      $123,964

The provision (benefit) for income taxes consists of the following:
(Dollars in thousands)   Fiscal 1993    Fiscal 1992 Fiscal 1991
Current:
  Federal                   $13,500       $21,800      $29,800
  Canadian                    5,744       (12,800)       2,100
  State and local             2,926         5,200        4,700
                             22,170        14,200       36,600
Deferred:
  Federal                     2,723       (62,500)      11,300
  Canadian                  (22,486)       (5,400)        (600)
  State and local               195       (19,900)       6,000
                            (19,568)      (87,800)      16,700
                             $2,602      $(73,600)     $53,300


The deferred income tax provision results primarily from the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

The income tax provision recorded in fiscal 1993 reflects the increase in the corporate tax rate of 1%, partially offset by retroactive targeted jobs tax credits as prescribed by the Omnibus Budget Reconciliation Act of 1993. The income tax benefit recorded in fiscal 1992 resulted primarily from the provision for the potential loss on the Company's total investment in Isosceles and the charge for realignment of store operations.

During fiscal 1991, the deferred income tax provision resulted primarily from accelerated tax depreciation, insurance, leasing, employee benefits and tax on undistributed earnings of Canadian subsidiaries.

The provision for income taxes includes amortization of investment tax credits of approximately $1 and $2 million in fiscal 1992 and 1991, respectively. For tax purposes, the Company has Canadian operating loss carryforwards of approximately $107 million which expire between fiscal 1997 and fiscal 2000. Deferred income taxes of approximately $6.7 million have not been provided on approximately $15 million of undistributed earnings of the Canadian subsidiaries which are considered to be permanently invested.

A reconciliation of income taxes at the 35% federal statutory income tax rate for 1993, and 34% for both 1992 and 1991 to income taxes as reported is as follows:


(Dollars in thousands)                    Fiscal 1993 Fiscal 1992Fiscal 1991
Income taxes computed at federal
  statutory income tax rate                  $2,296    $(58,514)   $42,148
Effect of 1% statutory rate change            2,519           -          -
Targeted jobs tax credits                    (1,656)          -          -
State and local income taxes, net of
  federal tax benefit                         2,031      (9,729)     7,066
Tax differential relating
  to foreign operations                      (3,261)     (4,969)      (524)
Depreciation/amortization attributable to
  excess cost over tax basis of certain assets  673         612      6,436
Amortization of investment tax credits            -      (1,000)    (1,826)
Income taxes as reported                     $2,602    $(73,600)   $53,300

As of the beginning of fiscal 1992, the Company adopted SFAS 109. As a result, the Company reflected the cumulative effect on prior years of the change in accounting principle by recording a charge of $64.5 million ($1.69 per share). In conjunction with the adoption of SFAS 109, the Company has remeasured prior acquisitions which has resulted in an increase in liabilities assumed of $22 million. In addition, the Company recorded a $15.5 million tax benefit resulting from payments from the Company's principal shareholder to the Company's Chief Executive Officer under a phantom stock agreement. This amount has been recorded as a credit to the Capital Surplus of the Company.

Income tax payments for fiscal 1993, 1992 and 1991 were approximately $15, $34 and $41 million, respectively.




The components of net deferred tax assets (liabilities) are as follows:

                                           February 26,   February 27,
(Dollars in thousands)                         1994          1993

Current assets:
  Insurance reserves                        $22,536          $38,136
  Other reserves                             16,969           15,077
  Lease obligations                           2,210            2,299
  Pension obligations                         8,299                -
  Miscellaneous                               4,791            3,695
                                             54,805           59,207
Current liabilities:
  Inventories                               (15,802)         (15,476)
  Pension obligations                             -           (2,699)
  Miscellaneous                              (1,799)          (1,212)
                                            (17,601)         (19,387)
Deferred income taxes included in
  prepaid expenses and other assets         $37,204          $39,820
Non-current assets:
  Alternative minimum tax credits           $39,600          $44,000
  Provision for potential
    loss on Isosceles investment             42,617           41,603
  Other reserves                             20,087           24,654
  Lease obligations                          22,280           22,382
  Canadian loss carryforward                 43,075           13,653
  Insurance reserves                          9,446            9,221
  Other retiree benefits                     17,884           17,311
  Cumulative translation adjustment          19,189            8,902
  Miscellaneous                               8,591            3,377
                                            222,769          185,103
Non-current liabilities:
  Depreciation of fixed assets             (247,039)        (249,154)
  Pension obligations                       (17,530)         (16,309)
  Undistributed earnings of
     Canadian subsidiaries                  (24,922)         (27,000)
  Miscellaneous                             (33,683)         (33,824)
                                           (323,174)        (326,287)
Deferred income taxes                     $(100,405)       $(141,184)


RETIREMENT PLANS AND BENEFITS

Defined Benefit Plans


The Company provides retirement benefits to certain non-union and some union employees under various defined benefit plans. The Company's defined benefit pension plans are non-contributory and benefits under these plans are generally determined based upon years of service and, for salaried employees, compensation. The Company funds these plans in amounts consistent with the statutory funding requirements.

The components of net pension costs (income) are as follows:


(Dollars in thousands)          Fiscal 1993     Fiscal 1992   Fiscal 1991
Service cost                      $10,665         $10,630         $10,922
Interest cost                      22,997          21,842          21,204
Actual return on plan assets      (61,730)        (16,685)        (39,905)
Net amortization and deferral      35,816          (9,621)         12,642
Net pension cost                   $7,748          $6,166          $4,863

The Company's U.S. defined benefit pension plans are accounted for on a calendar year basis while the Company's Canadian defined benefit pension plans are accounted for on a fiscal year basis. The funding for these plans is based on an evaluation of the assets and liabilities of each plan. The majority of plan assets is invested in listed stocks and bonds. The funded status of the plans is as follows:

                                        1993               1992
                                  Assets     Accum.   Assets   Accum.
                                  Exceed    Benefits  Exceed  Benefits
                                  Accum.     Exceed   Accum.   Exceed
(Dollars in thousands)           Benefits    Assets  Benefits  Assets
Accumulated benefit obligation:
 Vested                          $244,706   $36,351  $212,492  $31,934
 Nonvested                          3,360     1,335     6,497    1,204
                                 $248,066   $37,686  $218,989  $33,138
Projected benefit obligation     $264,500   $40,713  $235,858  $35,883
Plan assets at fair value         312,900    17,679   271,554   16,109
Excess (deficiency) of assets
 over projected benefit obligation 48,400   (23,034)   35,696  (19,774)
Unrecognized net transition
 (asset) obligation               (10,974)    1,089   (12,729)   1,608
Unrecognized net (gain) loss
 from experience differences       (8,787)    2,590      (300)     806
Unrecognized prior service cost     4,247     4,500     5,463    4,798

Additional minimum liability            -    (5,184)        -   (4,552)
Prepaid pension asset
 (pension liability)              $32,886  $(20,039)  $28,130 $(17,114)

Actuarial assumptions used to determine year-end plan status were as follows:

                                      1993                1992
                                  U.S.     Canada     U.S.    Canada

Discount rate                     7.5%      8.25%     8%        9.25%
Weighted average rate of
   compensation increase          4.5%        5%      5%          6%
Expected long-term rate of
   return on plan assets          9%        9.25%     9%        9.25%

The impact of the changes in the actuarial assumptions has been reflected in the funded status of the pension plans and the Company believes that such changes will not have a material effect on net pension cost for fiscal 1994.

Defined Contribution Plans

The Company maintains a defined contribution retirement plan to which the Company contributes 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. The Company contributes to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in the Company's contributions after 5 years of service. The Company's contributions charged to operations for both plans were approximately $11 million in fiscal 1993 and approximately $10 million in both fiscal 1992 and 1991.

The Company participates in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by the Company's other pension plans. The pension expense for these plans approximated $38, $39 and $40 million in fiscal 1993, 1992 and 1991, respectively. The Company could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, the Company has not established any liabilities because such withdrawal from these plans is not probable or reasonably possible.


Other Retiree Benefits

The Company and its wholly-owned subsidiaries provide postretirement health care and life benefits to certain union and non-union employees. As of the beginning of fiscal 1992, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). In accordance with SFAS 106, the Company is required to recognize the cost of providing postretirement benefits during employees' active service period. The Company's previous
accounting policy had been to expense benefit costs as incurred.   As a
result, the Company recorded a cumulative charge of $26.5 million ($.69 per share) as the after-tax effect (federal and state) of recording the transition obligation as of the beginning of the year.

The unfunded status of the plans was as follows:


(Dollars in millions)                 Fiscal 1993  Fiscal 1992

Unfunded accumulated benefit obligation:
  Retirees                                  $28.2        $28.6
  Fully eligible active plan participants     4.9          5.0
  Other active plan participants             13.8         14.0
                                             46.9         47.6
Unrecognized net gain from
  experience differences                      2.0            -

Accrued postretirement costs                $48.9        $47.6

Assumed discount rate                        7.5%         8.0%


Service cost benefits earned and interest cost on the projected benefit obligation were $0.6 million and $3.9 million, respectively, in fiscal 1993. The assumed rate of future increase in health care benefit cost was 12.75% in fiscal 1993 and is expected to decline to 4.75% by the year 2023 and remain at that level thereafter. The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year on the net postretirement health care cost and the accumulated postretirement benefit obligation would be $0.4 million and $4.1 million, respectively.


Postemployment Benefits

During November 1992, Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" ("SFAS 112") was issued. SFAS 112 is effective for fiscal years which began after December 15, 1993 and will require the accrual of costs for preretirement postemployment benefits provided to former or inactive employees and the recognition of an obligation for these benefits. The Company will adopt this statement effective February 27, 1994, and, based upon the Company's estimate, it will not have a material effect on its financial statements.



STOCK OPTIONS

The Company had a 1984 Stock Option Plan for its officers and key employees, which expired on February 1, 1994. The 1984 Stock Option Plan, which provided for the granting of 1,500,000 shares, was amended as of July 10, 1990 to increase by 1,500,000 the number of options available for grant as either options or Stock Appreciation Rights ("SAR's"). Each option was available for grant at the fair value of the Company's common stock on the date the option was granted. SAR's allow the optionee, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price. A total of 1,270,000 SAR's was granted in fiscal 1993.


A summary of option transactions is as follows:
                                                  Price Range
                                        Shares      Per Share
Outstanding February 29, 1992       1,190,875 $  5.50 -$65.13
 Granted                               15,000   23.00 - 24.38
 Cancelled or expired                  (2,500)          39.75
 Options exercised                     (5,000)           5.50
 SAR's exercised                       (4,250)          21.50
Outstanding February 27, 1993       1,194,125  $21.50 -$65.13
 Granted                            1,270,000   23.38 - 26.00
 Cancelled or expired                 (35,000)  23.38 - 52.38
Outstanding February 26, 1994       2,429,125  $21.50 -$65.13
Exercisable at:
 February 27, 1993                    967,375  $21.50 -$65.13
 February 26, 1994                  1,252,125  $21.50 -$65.13

On March 18, 1994, the Board of Directors approved (subject to shareholder approval) the 1994 Stock Option Plan for its officers and key employees. The 1994 Stock Option Plan provides for the granting of 1,500,000 shares as either options/SAR's. Options/SAR's issued under this plan will be granted at the fair market value of the Company's common stock at the date of grant.

Also on March 18, 1994, the Board of Directors approved (subject to shareholder approval) the 1994 Stock Option Plan for Non-Employee Directors. This plan provides for the grant of up to 100,000 stock options. Options issued under this plan will be granted at the fair market value of the Company's common stock at the date of grant. Pursuant to this plan, options for 18,000 shares were granted to nine (9) directors as of March 18, 1994. SUMMARY OF QUARTERLY RESULTS
(unaudited)

The table below summarizes the Company's results of operations by quarter for fiscal 1993 and 1992. The first quarter of each fiscal year contains sixteen weeks while the other quarters each contain twelve weeks.

(Dollars in thousands,    First     Second    Third      Fourth    Total
except per share figures)Quarter   Quarter   Quarter    Quarter     Year
1993
Sales                  $3,279,264$2,399,368$2,342,935$2,362,510 $10,384,077
Gross margin              941,154   690,493   665,579   661,273   2,958,499
Income (loss) from
  operations               48,005    23,778    13,386   (16,889)     68,280
Net income (loss)          17,050     5,957       379   (19,427)      3,959
Per share data:
  Net income (loss)           .45       .15       .01      (.51)        .10
  Cash dividends              .20       .20       .20       .20         .80
  Market price:
    High                    35.000    34.000    30.000    29.000
    Low                     23.125    27.875    24.875    23.750
Number of stores at
  end of period              1,210     1,203      1,191    1,173
1992
Sales                  $3,316,249$2,431,827$2,375,809$2,375,580 $10,499,465
Gross margin              946,664   697,749   667,773   675,369   2,987,555
Income (loss) from
  operations               60,069    27,837    10,525   (54,125)     44,306
Income (loss) before
  cumulative effect       (66,434)    7,641       422   (40,130)    (98,501)
Cumulative effect on prior
  years of changes in
  accounting principles:
    Income taxes          (64,500)        -         -         -     (64,500)
    Postretirement
      benefits            (26,500)        -         -         -     (26,500)
Net income (loss)        (157,434)    7,641       422   (40,130)   (189,501)
Per share data:
  Income (loss) before
    cumulative effect       (1.74)      .20       .01     (1.05)      (2.58)
  Cumulative effect on prior
    years of changes in
    accounting principles:
      Income taxes           (1.69)       -         -         -       (1.69)
      Postretirement benefits (.69)       -         -         -        (.69)
  Net income (loss)          (4.12)     .20       .01     (1.05)      (4.96)
  Cash dividends               .20      .20       .20       .20         .80
  Market price:
    High                     34.375    29.125     28.000   27.000
    Low                      29.375    25.625     21.625   22.625
Number of stores at
  end of period               1,224     1,214      1,204    1,193


MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS


The management of The Great Atlantic & Pacific Tea Company, Inc. has prepared the consolidated financial statements and related financial data contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles appropriate to our business and, by necessity and circumstance, include some amounts which were determined using management's best judgments and estimates with appropriate consideration to materiality. Management is responsible for the integrity and objectivity of the financial statements and other financial data included in this report. To meet this responsibility, management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that accounting records are reliable. Management supports a program of internal audits and internal accounting control reviews to provide assurance that the system is operating effectively.

The Board of Directors pursues its responsibility for reported financial information through its Audit Review Committee. The Audit Review Committee meets periodically and, when appropriate, separately with management, internal auditors and the independent auditors, Deloitte & Touche, to review each of their respective activities.


/s/James Wood                          /s/Fred Corrado
James Wood                              Fred Corrado
Chairman of the Board                   Vice Chairman of the Board,
and Chief Executive Officer             Chief Financial Officer and
Treasurer




INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

We have audited the accompanying consolidated balance sheets of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies as of February 26, 1994 and February 27, 1993 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 26, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies at February 26, 1994 and February 27, 1993 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 26, 1994 in conformity with generally accepted accounting principles.


/s/Deloitte & Touche
Parsippany, New Jersey
April 28, 1994



FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

               The Great Atlantic & Pacific Tea Company, Inc.
              (Dollars in thousands, except per share figures)
                  Fiscal 1993 Fiscal 1992 Fiscal 1991 Fiscal 1990Fiscal 1989
                   (52 weeks)  (52 weeks)  (53 weeks)  (52 weeks) (52 weeks)
Operating Results
Sales            $10,384,077 $10,499,465 $11,590,991 $11,390,943 $11,147,997
Income (loss) before
  cumulative effect    3,959     (98,501)     70,664     150,954     146,698
Cumulative effect on
  prior years of
  changes in
  acctg. principles:
   Income taxes            -     (64,500)          -           -           -
   Postretirement
     benefits              -     (26,500)          -           -           -
Net income (loss)      3,959    (189,501)     70,664     150,954     146,698
Per Share Data
Income (loss) before
  cumulative effect       .10      (2.58)       1.85        3.95        3.84
Cumulative effect on
  prior years of
  changes in
  acctg. principles:
   Income taxes             -      (1.69)          -          -           -
   Postretirement benefits  -       (.69)          -          -           -
Net income (loss)         .10      (4.96)       1.85       3.95        3.84
Cash dividends            .80        .80         .80       .775        .675
Financial Position
Current assets      1,230,339  1,221,492   1,255,908   1,319,894   1,211,592
Current liabilities 1,151,132  1,164,723   1,082,042   1,203,643   1,131,411
Working capital        79,207     56,769     173,866     116,251      80,181
Current ratio            1.07       1.05        1.16        1.10        1.07
Total assets        3,098,695  3,090,930   3,293,267   3,415,045   2,967,297
Long-term deb t       544,399    414,301     486,129     532,510     329,286
Capital lease
  obligations         162,866    182,066     206,003     220,892     233,564
Equity
Shareholders' equity  994,417  1,034,330   1,253,106   1,221,270   1,092,164
Book value per share    26.02      27.06       32.79       31.96       28.59
Weighted average shares
  outstanding      38,220,000 38,219,000  38,211,000  38,206,000  38,198,000
Number of registered
  shareholders         11,831     12,309      12,871      14,210      15,045
Other
Number of employees    94,000     90,000      94,600      99,300      91,000
Number of stores at
  year end              1,173      1,193       1,238       1,275       1,215
Total store area
  (square feet)    37,908,000 37,741,000  38,742,000  39,353,000  36,369,000



SHAREHOLDER INFORMATION

Executive Offices
Box 418
2 Paragon Drive
Montvale, NJ  07645
Telephone 201-573-9700

Transfer Agent and Registrar
American Stock Transfer and Trust Company
40 Wall Street
New York, NY  10005
Telephone 212-936-5100

Independent Auditors
Deloitte & Touche
Two Hilton Court
Parsippany, New Jersey  07054

Shareholder Inquiries, Publications and Address Changes
Shareholders, security analysts, members of the media and others interested in further information about the Company are invited to contact the Corporate Affairs Department at the Executive Offices in Montvale, New Jersey.

Correspondence concerning address changes should be directed to:
American Stock Transfer and Trust Company
40 Wall Street
New York, NY  10005
Telephone 212-936-5100

Form 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to shareholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey.

Annual Meeting
The Annual meeting of Shareholders will be held at 10:00 a.m. on Tuesday, July 12, 1994 at the Park Ridge Marriott Hotel, Park Ridge, New Jersey. Shareholders are cordially invited to attend.

Common Stock
Common stock of the Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is reported in newspapers and periodical tables as "GtAtPc."