Form 10-K, Exhibit 13
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 1995-05-24
CIK 43300

44

COMPARATIVE HIGHLIGHTS

                             The Great Atlantic & Pacific Tea Company, Inc.
(Dollars in thousands, except per share figures)
                                 Fiscal 1994     Fiscal 1993    Fiscal 1992
                                 -----------     -----------    -----------
Sales                            $10,331,950     $10,384,077    $10,499,465
Income (loss) before cumulative
   effect of accounting changes    (166,586)           3,959       (98,501)
Net income (loss)                  (171,536)           3,959      (189,501)
Income (loss) per share before
   cumulative effect of
   accounting changes                  (4.36)            .10         (2.58)
Net income (loss) per share            (4.49)            .10         (4.96)
Cash dividends per share                 .65             .80          .80
Expenditures for property            214,886         267,329       204,870
Working capital                       97,277          79,207        56,769
Current ratio                           1.09            1.07          1.05
Shareholders' equity                 774,914         994,417     1,034,330
Book value per share                   20.27           26.02         27.06
Number of stores at year end           1,108           1,173         1,193



















                                      1
MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Fiscal 1994 Compared with 1993

Sales for fiscal 1994 were $10.3 billion, a net decrease of $52 million or

0.5% when compared to fiscal 1993 sales of $10.4 billion.  U.S. sales increased $75 million or 0.9% compared to fiscal 1993 despite the estimated impact of a fiscal 1993 competitors' strike in the New York metropolitan market which had a favorable effect on fiscal 1993 sales of approximately

0.3%.  In the U.S., same store sales for fiscal 1994 were 0.8% ahead of fiscal 1993 and comparable store sales, which include replacement stores,

were up 1.4% excluding the estimated effect of last year's competitors'

strike.



Canadian sales were $127 million or 6.6% below fiscal 1993.  A lower fiscal

1994 Canadian exchange rate accounted for $110 million of this year's sales decline.  Canada's fiscal 1994 sales increased approximately $122 million due to a labor strike in fiscal 1993 in 63 Miracle Food Mart ("Miracle") stores which caused the stores to be closed for the last 14 weeks of the prior fiscal year.  Excluding the impact of a lower Canadian exchange rate and the strike closure of 63 Miracle stores for 14 weeks of fiscal 1993, Canadian same store sales were down 7.0% mainly due to the slow sales recovery of the

Miracle stores following the settlement of the labor strike on the last day of fiscal 1993.



The Company opened 16 new supermarkets and 6 new liquor stores, remodeled and enlarged 55 stores and closed 87 stores during fiscal 1994.  The opening of

38 new stores since the beginning of fiscal 1993 and the acquisition of Big

Star stores in fiscal 1993 added approximately 3.1% to comparable sales in fiscal 1994.  The closure of 171 stores since the beginning of fiscal 1993 reduced comparative sales by approximately 3.1%.  Average weekly sales per store were approximately $174,800 in fiscal 1994 versus $168,100 in fiscal

1993 for a 4.0% increase.



During fiscal 1994, in an effort to combat the competitive situation in the

Metro Atlanta area, the Company closed 21 Atlanta stores and completed the launching of its frequent shoppers program which began late in fiscal 1993.

As a result, sales for the Metro Atlanta area have improved, with same store sales for the remaining stores up 7.0% over the prior year.  However, in

Atlanta, the Company is still experiencing the influx of new competitors, and the expected continuing high level of competitive openings and pricing activity pose a threat to the sales and profitability of the Company's

Atlanta operations.



Gross margin as a percent of sales for both fiscal 1994 and 1993 approximated

28.5%.  The gross margin dollars decrease of $15 million is a result of a decline in the Canadian exchange rate of $29 million and a decrease in gross margin rates, principally in Canada, of $3 million partly offset by an increase in gross margin volume, principally in the U.S., of $17 million.

The U.S. gross margin dollars increased $51 million, as a result of an increase in gross margin rates from 28.3% to 28.7% and the impact of the aforementioned volume increase.  The Canadian gross margin dollars decreased

$66 million, resulting from a decrease in gross margin rates from 29.3% to

27.7%, the impact of the exchange rate decline and a volume decline.



Store operating, general and administrative expense of $2.9 billion in fiscal

1994 declined slightly from fiscal 1993.  As a percent of sales, such costs approximated 27.8% in both fiscal 1994 and 1993.  U.S. expenses increased $15 million, principally related to depreciation, outside services, store pre-

opening and labor costs.  Canadian expenses decreased $31 million primarily due to lower store labor costs on reduced sales volume, reduced occupancy costs, a decrease in expenses related to prior year's Miracle strike and the favorable impact of the decline in the Canadian exchange rate.  The Canadian decrease was partially offset by the cost of the termination/reassignment program which was $27 million in fiscal 1994, compared to an early retirement program charge of $17 million in fiscal 1993.  The termination/reassignment program was implemented in conjunction with the Company's decision to convert a significant number of its Ontario-based stores to a low-cost format.  In addition, the Company recorded a $17 million charge in fiscal 1994 to cover the cost of closing 13 non-Miracle stores in fiscal 1995.



Included under the Company's 1994 year-end balance sheet captions "Other accruals" and "Other non-current liabilities" are amounts totaling approximately $43 million associated with store closing liabilities, which includes the $17 million recorded in fiscal 1994 for Canada as discussed above.  During fiscal 1994 approximately $15 million were charged against these reserves, of which approximately $14 million related to the realignment of store operations reserve established in fiscal 1992.  See "Realignment of

Store Operations" footnote for further discussion.



During the third quarter of fiscal 1994 the Company recorded a charge of

$127 million representing the write-off of $50 million of goodwill and the write-down of $77 million of fixed assets relating to Miracle stores which continue to generate operating losses.



In November of 1993, the Miracle store employees went on strike for a 14-

week period.  Since Canadian labor laws preclude the replacement of striking workers, the strike resulted in a complete shutdown of all of the Miracle stores.  The strike was resolved on February 20, 1994 and the Company paid

$17 million in labor settlement costs.  These stores were re-opened for business commencing February 25, 1994.  Following the strike, Management instituted extensive and costly promotional campaigns designed to assist in its goal of re-establishing pre-strike sales levels.  When the Miracle strike ended, Management determined that the goodwill balance associated with Miracle stores would be recoverable over its remaining life.  This conclusion was based upon operating projections which comprehended (i) the historical performance and market shares of the Miracle stores in pre-strike periods, (ii) the labor savings projected to be realized as a result of the favorable terms of the settlement (principally wage and benefit concessions and the ability to use newly hired part-time employees after a certain level of full and part-time union employment had been realized), and (iii) the regaining of pre-strike sales and operating margins which was anticipated to occur because of the implementation of extensive promotional programs in the

Miracle stores.



Management continued to assess the performance of the Miracle stores during the post-strike period.  The anticipated recovery of Miracle sales and operating margins was not yet realized through June 18, 1994, the end of the

Company's first fiscal quarter or September 10, 1994, the end of the

Company's second fiscal quarter.  Through the second quarter same store sales and margins had declined significantly when compared to the prior year pre-strike levels.  At that time, Management concluded that the following factors were the principal reasons why the recovery had not yet been realized: (i) increased price competition from Miracle competitors in response to the promotional activities implemented by Miracle, (ii) the inability to yet utilize part-time employees (a key element of the strike settlement which required increased sales levels to be effective) and (iii)

the continuing effects of the complete shutdown during the strike.

Management continued to believe that these negative trends were temporary and that more time was required to determine the effectiveness of the promotional programs and the changed competitive environment.  Management continued to closely monitor the operating performance and sales levels during the third quarter.



Despite the extensive promotional programs, in the period through December

3, 1994, the operating performance of Miracle did not improve and the negative sales trends and deteriorating margin levels continued.  Management believed that the negative results which occurred subsequent to the strike were no longer temporary and, accordingly, prior operating cash flow projections of Miracle were revised.  These revised projections indicated

that the Miracle goodwill balance would not be recovered over its remaining life and the full amount thereof should be written-off.



Further, the levels of sales and operating cash flow achieved through the first nine months of fiscal 1994, coupled with the reduced expectations of future Miracle operations, indicated that Miracle's operating results would not be sufficient to absorb the depreciation and amortization of certain of its operating fixed assets.  In order to measure this impairment, the

Company analyzed the projected operating performance of each store comprising the Miracle division and reflected the impairment of the fixed assets attributable to those stores which the Company believes will continue to generate an operating loss before taking into account depreciation and amortization expenses.  The Company has no current plans to close Miracle stores in spite of their negative performance and believes that the total

Canadian operations will be able to absorb their projected fixed costs.  The

Company also believes that the fixed assets related to the Canadian operations exclusive of Miracle are recoverable from operations over their remaining useful lives.



As of February 25, 1995, based on current information, the Company has no reasonable basis to believe that any existing goodwill on the books of the

Company is required to be written-off.  After giving effect to the Miracle goodwill write-off, there is currently no goodwill recorded on the books of the Canadian operations.



Interest expense increased in fiscal 1994 when compared to fiscal 1993 primarily due to increased U.S. borrowings of $100 million in long-term Notes issued in January, 1994 and an increase in average interest rates on short-

term borrowings.



Income (loss) before taxes and cumulative effect of accounting change for fiscal 1994 was a loss of $129 million as compared to income of $7 million in fiscal 1993.  The fiscal 1994 loss included Canadian charges for the write-

off of goodwill and long-lived assets of $127 million, the employee termination/reassignment program of $27 million and the provision for store closings of $17 million.  The fiscal 1993 income included a Canadian charge of $17 million for an employee early retirement program and an estimated $23 million cost impact of the Canadian labor strike.



Income before taxes and cumulative effect of accounting change for U.S.

operations for fiscal 1994 was $81 million as compared to $52 million for fiscal 1993, or a 54% increase.  Excluding the above Canadian charges, loss before taxes and cumulative effect of accounting change for Canadian operations would have been $39 million for fiscal 1994 as compared to $5 million for fiscal 1993.



During fiscal 1994, the Company recorded a valuation allowance of $119.6 million against Canadian deferred tax assets, which, based upon current available evidence, are not likely to be realized.  These deferred tax assets result from tax loss carryforwards, fiscal 1994 operating losses and deductible temporary differences arising from the Canadian write-off of goodwill and long-lived assets.



The Company historically provided U.S. deferred taxes on the undistributed earnings of the Canadian operations.  During fiscal 1994, the Company made an election to permanently reinvest prior years' earnings and, accordingly,

reversed deferred tax liabilities of $27 million associated with the undistributed earnings of the Canadian operations.  Further, this decision also resulted in a direct charge to equity of approximately $20 million to eliminate the deferred tax asset related to the Cumulative Translation

Adjustment.



Effective February 27, 1994, the Company adopted Statement of Financial

Accounting Standards No. 112 "Employers' Accounting for Postemployment

Benefits" ("SFAS 112").  As a result, the Company recorded an after-tax charge of $5 million or $.13 per share as the cumulative effect of this change on prior years.



Net loss for fiscal 1994 was $172 million or $4.49 per share as compared to net income for fiscal 1993 of $4 million or $.10 per share. The fiscal 1994 net loss included after-tax Canadian charges for the write-off of goodwill and long-lived assets of $127 million, the employee termination/reassignment program of $27 million, the provision for store closings of $17 million, a reduction of deferred tax benefits previously recorded of $28 million and the cumulative effect of adopting SFAS 112 of $5 million, offset by the reversal of deferred tax liabilities of $27 million in the U.S. associated with the undistributed earnings of the Canadian operations.  The fiscal 1993 net income included an unfavorable after-tax effect of $14 million for the

Miracle strike and a $10 million charge for the Miracle employee early retirement program.



Excluding the U.S. reversal of the deferred tax liabilities associated with undistributed earnings of $27 million, net income of U.S. operations increased over 50% from $33 million or $.86 per share in fiscal 1993 to $50 million or $1.31 per share in fiscal 1994.  Excluding the above Canadian charges, fiscal 1994 would have resulted in a net loss from Canadian operations of $45 million or $1.17 per share as compared to $5 million or

$.13 per share for fiscal 1993.





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



Store operating, general and administrative expense of $2.9 billion in fiscal

1993 remained relatively unchanged from prior year, with increased store occupancy and store promotion costs offsetting decreased customer and employee accident costs.  As a percent of sales, such costs were 27.8% in fiscal 1993 as compared to 27.6% in fiscal 1992.  U.S. expenses increased $38 million, principally store labor related to the improved sales volume and increased store occupancy costs.  Canadian expenses decreased $48 million primarily due to the decline in the Canadian exchange rate and reduced expenses from store closures during the 14-week labor strike partially offset by a $17 million charge for an early retirement program in the Miracle labor settlement.



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



Income before income taxes and cumulative effect of accounting changes for fiscal 1993 was $7 million compared to a net loss of $172 million in fiscal

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





LIQUIDITY AND CAPITAL RESOURCES



The Company ended the 1994 fiscal year with working capital of $97 million compared to $79 million and $57 million at February 26, 1994 and February 27,

1993, respectively.  The Company had cash and short-term investments aggregating $129 million at the end of fiscal 1994 compared to $124 million and $110 million at the end of fiscal 1993 and 1992, respectively.  The

Company also has in excess of $200 million in various available credit facilities.  See "Indebtedness" footnote for further discussion.



As a result of the charges previously discussed, certain financial covenants in the Company's U.S. and Canadian bank credit agreements were required to be amended.  The amendments provide for certain financial covenants which require, among other things, minimum net worth and maximum levels of indebtedness.  The Company was in compliance with all such financial covenants at February 25, 1995, the end of its current fiscal year.



During the fourth quarter of fiscal 1994, the Company reduced its regular quarterly dividend to five cents per share from 20 cents per share.



During fiscal 1994, the Company funded its capital expenditures, debt repayments and cash dividends through internally generated funds combined with proceeds from bank borrowings.



U.S. bank borrowings were $168 million at February 25, 1995 as compared to

$116 million at February 26, 1994.  U.S. bank borrowings during fiscal 1994 were at an average interest rate of 5.4% compared to 3.4% in fiscal 1993.



Canadian bank and commercial paper borrowings were $115 million and $55 million at February 25, 1995 and February 26, 1994, respectively.  Canadian bank and commercial paper borrowings during fiscal 1994 were at an average interest rate of 7.0% compared to 5.5% in fiscal 1993.



For fiscal 1994, capital expenditures totaled $215 million, which included 16 new supermarkets, 6 new liquor stores and 55 remodels and enlargements.  The

Company had originally planned capital expenditures of approximately $340 million including 35 new stores and approximately 120 remodels and expansions.  However, certain store openings and remodels and expansions have been canceled or delayed mainly due to permit compliance with applicable regulatory requirements and, accordingly, the Company reduced its planned expenditures during the year.



For fiscal 1995, the Company has planned capital expenditures of approximately $205 million and plans to open 25 new supermarkets and 2 new liquor stores, remodel and expand 51 stores and convert the format of 41

Canadian stores.  It has been the Company's experience over the past several years that it typically takes 12 to 18 months after opening for a new store to begin generating operating profits.  Risks inherent in retail real estate investments are primarily associated with competitive pressures in the marketplace.  From fiscal 1995 through fiscal 1999, the Company intends to improve the use of technology through scanning and other technological advances to improve customer service and store operations and merchandising and to intensify advertising and promotions.  The Company currently expects to close approximately 50 to 60 stores per year over fiscal years 1995 and

1996.



The Company plans to open 35 new supermarkets in fiscal 1996 and approximately 30 new supermarkets per year thereafter for several years, with an attendant increase in square footage of approximately 3% per year, and to remodel an average of 50 stores per year.  The Company's concentration will be on larger stores in the 50,000 to 65,000 square foot range.  Costs of each project will vary significantly based upon size, marketing format, geographic area and development involvement required from the Company.  The planned costs of these projects average $3,800,000 for a new store and $1,000,000 for a remodel or enlargement.  Traditionally, the Company leases real estate and expends capital on leasehold improvements and store fixtures and fittings.

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



At fiscal year end, the Company's existing senior debt rating was BBB- with

Standard & Poor's Ratings Group and Baa3 with Moody's Investors Service.  On

May 8, 1995 Standard & Poor's reduced the Company's rating to BB+.  The rating change is not expected to have a material effect on the Company's profitability or availability of credit.  A further change in either of these ratings could affect the availability and cost of financing.



The Company's current cash resources, together with cash generated from operations, will be sufficient for the Company's 1995 capital expenditure program, mandatory scheduled debt repayments and dividend payments throughout fiscal 1995.





STATEMENTS OF CONSOLIDATED OPERATIONS
               The Great Atlantic & Pacific Tea Company, Inc.
              (Dollars in thousands, except per share figures)
                                    Fiscal 1994    Fiscal 1993   Fiscal 1992
                                    -----------    -----------   -----------
Sales                               $10,331,950    $10,384,077   $10,499,465
Cost of merchandise sold            (7,388,495)    (7,425,578)   (7,511,910)
                                    -----------    -----------   -----------
Gross margin                          2,943,455      2,958,499     2,987,555


Store operating, general
  and administrative expense        (2,873,985)    (2,890,219)   (2,900,249)
Write-off of goodwill and
  long-lived assets                   (127,000)              -             -
Realignment of store operations               -              -      (43,000)
                                     ----------     ----------    ----------
Income (loss) from operations          (57,530)         68,280        44,306
Interest expense                       (72,972)       (63,318)      (66,436)
Interest income                           1,054          1,599         1,267
Provision for potential loss
  on Isosceles investment                     -              -     (151,238)
                                     ----------     ----------    ----------
Income (loss) before income taxes
  and cumulative effect of
  accounting changes                  (129,448)          6,561     (172,101)
Benefit (provision) for income taxes   (37,138)        (2,602)        73,600
                                     ----------     ----------    ----------
Income (loss) before cumulative
  effect of accounting changes        (166,586)          3,959      (98,501)
Cumulative effect on prior years of
  changes in accounting principles:
   Postemployment benefits              (4,950)              -             -
   Income taxes                               -              -      (64,500)
   Postretirement benefits                    -              -      (26,500)
                                     ----------     ----------    ----------
Net income (loss)                    $(171,536)       $  3,959    $(189,501)
                                     ==========     ==========    ==========


Earnings (loss) per share:
   Income (loss) before
     cumulative effect of
     accounting changes                  $(4.36)             $.10
$(2.58)
   Cumulative effect on prior years of
     changes in accounting principles:
       Postemployment benefits             (.13)             -             -
       Income taxes                           -              -
(1.69)
       Postretirement benefits                -              -
(.69)
                                     ----------     ----------    ----------
Net income (loss) per share              $(4.49)             $.10
$(4.96)
                                     ==========     ==========    ==========

See Notes to Consolidated Financial Statements.


STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

               The Great Atlantic & Pacific Tea Company, Inc.
                           (Dollars in thousands)

                                         Fiscal 1994Fiscal 1993  Fiscal 1992
                                        ----------- -----------  -----------
Common stock:
   Balance at beginning of year            $38,229    $38,229       $38,224
   Exercise of options                           -          -             5
                                          --------   --------      --------
   Balance at end of year                  $38,229    $38,229       $38,229
                                          ========   ========      ========
Capital surplus:
   Balance at beginning of year           $453,475   $453,475      $437,972
   Exercise of options and cumulative tax
      effect of phantom share agreement          -          -        15,503
                                          --------   --------      --------
   Balance at end of year                 $453,475   $453,475      $453,475
                                          ========   ========      ========
Cumulative translation adjustment:
   Balance at beginning of year          $(26,103)  $(12,809)        $1,395
   Exchange adjustment, net of tax         (3,317)   (13,294)      (14,204)
   Elimination of deferred income tax asset
     (see "Income Taxes" footnote)        (19,807)          -             -
                                          --------   --------      --------
   Balance at end of year                $(49,227)  $(26,103)     $(12,809)
                                          ========   ========      ========
Retained earnings:
   Balance at beginning of year           $529,179   $555,796      $775,873
   Net income (loss)                     (171,536)      3,959     (189,501)
   Cash dividends                         (24,843)   (30,576)      (30,576)
                                          --------   --------      --------
   Balance at end of year                 $332,800   $529,179      $555,796
                                          ========   ========      ========
Treasury stock, at cost:
   Balance at beginning of year             $(363)     $(361)        $(358)
   Purchase of Treasury stock                    -        (2)           (3)
                                          --------   --------      --------
   Balance at end of year                   $(363)     $(363)        $(361)
                                          ========   ========      ========


See Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEETS
                              The Great Atlantic & Pacific Tea Company, Inc.

                                               February 25,     February 26,
(Dollars in thousands)                             1995             1994
                                               ------------     ------------
Assets
Current assets:
  Cash and short-term investments                 $128,930         $124,236
  Accounts receivable                              205,619          190,954
  Inventories                                      811,964          850,077
  Prepaid expenses and other assets                 47,218           65,072
                                                ----------       ----------
  Total current assets                           1,193,731        1,230,339
                                                ----------       ----------
Property:
  Land                                             117,508          106,904
  Buildings                                        287,340          257,313
  Equipment and leasehold improvements           2,080,103        2,185,280
                                                ----------       ----------
     Total-at cost                               2,484,951        2,549,497
  Less accumulated depreciation
    and amortization                           (1,018,708)        (984,752)
                                                ----------       ----------
                                                 1,466,243        1,564,745
  Property leased under capital leases             107,494          122,788
                                                ----------       ----------
Property-net                                     1,573,737        1,687,533
Other assets                                       127,320          180,823
                                                ----------       ----------
                                                $2,894,788       $3,098,695
                                                ==========       ==========

Liabilities and Shareholders' Equity
Current liabilities:
 Current portion of long-term debt                $112,821          $77,755
 Current portion of obligations
    under capital leases                            14,492           16,097
 Accounts payable                                  447,081          458,875
 Book overdrafts                                   157,521          196,818
 Accrued salaries, wages and benefits              158,109          173,366
 Accrued taxes                                      51,345           35,879
 Other accruals                                    155,085          192,342
                                                ----------       ----------
    Total current liabilities                    1,096,454        1,151,132
                                                ----------       ----------
Long-term debt                                     612,473          544,399
                                                ----------       ----------
Obligations under capital leases                   146,400          162,866
                                                ----------       ----------
Deferred income taxes                              118,579          100,405
                                                ----------       ----------
Other non-current liabilities                      145,968          145,476
                                                ----------       ----------

Shareholders' equity:
 Preferred stock-no par value; authorized-3,000,000 shares; issued-none Common stock-$1 par value; authorized-80,000,000 shares;
    issued 38,229,490 shares                        38,229           38,229
 Capital surplus                                   453,475          453,475
 Cumulative translation adjustment                (49,227)         (26,103)
 Retained earnings                                 332,800          529,179
 Treasury stock, at cost, 9,157 shares               (363)            (363)
                                                ----------       ----------
    Total shareholders' equity                     774,914          994,417
                                                ----------       ----------
                                                $2,894,788       $3,098,695
                                                ==========       ==========


See Notes to Consolidated Financial Statements.
STATEMENTS OF CONSOLIDATED CASH FLOWS
               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands)                   Fiscal 1994 Fiscal 1993 Fiscal 1992
                                         ----------- ----------- -----------
Cash Flows From Operating Activities:
Net income (loss)                          $(171,536)     $3,959 $(189,501)
Adjustments to reconcile net income (loss)
  to cash provided by operating activities:
  Write-off of goodwill and
     long-lived assets                        127,000          -          -
  Provision for potential loss on Isosceles
     investment                                     -          -    151,238
  Realignment of store operations                   -          -     43,000
  Cumulative effect on prior years of changes
     in accounting principles:
      Postemployment benefits                   4,950          -          -
      Income taxes                                  -          -     64,500
      Postretirement benefits                       -          -     26,500
  Depreciation and amortization               235,444    235,910    228,976
  Deferred income tax provision (benefit) on
     income (loss) before cumulative effect
     of accounting changes                     20,836   (19,568)   (87,800)
  (Gain) loss on disposal of owned property     (816)      1,032    (2,472)
  (Increase) decrease in receivables         (15,197)      1,936   (18,538)
  Decrease in inventories                      34,048     12,928     45,367
  (Increase) decrease in other current assets (1,341)    (7,981)      1,906
  Decrease in accounts payable                (9,996)    (1,557)   (50,761)
  Increase (decrease) in accrued expenses       1,295     46,292   (10,081)
  Increase (decrease) in store closing
    reserves                                    2,012   (34,522)    (7,944)
  Increase (decrease) in other accruals
    and other liabilities                    (43,603)   (19,438)     23,302
  Other operating activities, net             (1,756)    (5,385)    (6,358)
                                             --------   --------   --------
Net cash provided by operating activities     181,340    213,606    211,334
                                             --------   --------   --------
Cash Flows From Investing Activities:
Expenditures for property                   (214,886)  (267,329)  (204,870)
Proceeds from disposal of property             12,113     19,464     12,573
Acquisition of business,
  net of cash acquired                              -   (42,948)          -
                                             --------   --------   --------
Net cash used in investing activities       (202,773)  (290,813)  (192,297)
                                             --------   --------   --------
Cash Flows From Financing Activities:
Proceeds from debt                            116,887    218,524      8,839
Payment of debt                              (11,437)  (114,826)   (32,788)
Principal payments on capital leases         (15,923)   (18,876)   (18,565)
Increase (decrease) in book overdrafts       (37,720)     39,192     29,767
Cash dividends                               (24,843)   (30,576)   (30,576)
Proceeds from stock options exercised               -          -         27
Purchase of Treasury stock                          -        (2)        (3)
Net cash provided by (used in)               --------   --------   --------
  financing activities                         26,964     93,436   (43,299)
                                             --------   --------   --------
Effect of exchange rate changes on cash and
  short-term investments                        (837)    (2,113)    (1,784)
                                             --------   --------   --------
Net Increase (Decrease) in Cash and
  Short-term Investments                        4,694     14,116   (26,046)
Cash and Short-term Investments
  at Beginning of Year                        124,236    110,120    136,166
                                             --------   --------   --------
Cash and Short-term Investments
  at End of Year                             $128,930   $124,236   $110,120
                                             ========   ========   ========

See Notes to Consolidated Financial Statements.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on the last Saturday in February. Fiscal 1994 ended February 25, 1995, fiscal 1993 ended February 26, 1994 and fiscal 1992 ended February 27, 1993. Fiscal 1994, fiscal 1993 and fiscal 1992 were each comprised of 52 weeks.

Common Stock

The principal shareholder of the Company, Tengelmann
Warenhandelsgesellschaft, owned 54.0% of the Company's common stock as of February 25, 1995.

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

Properties

Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment based on lives varying from three to ten years. Equipment and real property leased under capital leases are amortized over the lives of the respective leases or over their economic useful lives, whichever is less. Properties designated for sale are classified as current assets.

Pre-opening Costs

The costs of opening new stores are expensed in the year incurred.

Earnings (Loss) Per Share

Earnings (loss) per share is based on the weighted average number of common shares outstanding during the fiscal year which was 38,220,000 in both fiscal 1994 and 1993 and 38,219,000 in fiscal 1992. Stock options outstanding had no material effect on the computation of earnings (loss) per share and, accordingly, were excluded from the calculation.

Excess of Cost over Net Assets Acquired

The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over forty years. At each balance sheet date, management reassesses the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on an undiscounted basis. If the results of such comparison indicate that an impairment may be more likely than not, the Company will recognize a charge to operations at that time based upon the difference between the present value of the expected cash flows from future operating results (utilizing a discount rate equal to the Company's average cost of funds at that time) and the balance sheet value. The recoverability of goodwill is at risk to the extent the Company is unable to achieve its forecast assumptions regarding cash flows from operating results. At February 25, 1995, the Company estimates that the cash flows projected to be generated by the respective businesses on an undiscounted basis should be sufficient to recover the existing goodwill balance over its remaining life (see "Write-off of Goodwill and Long-Lived Assets" footnote).

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

The Company accrues for vested and non-vested vacation pay. Liabilities for compensated absences of $81 million and $84 million at February 25, 1995 and February 26, 1994, respectively, are included in the balance sheet caption "Accrued salaries, wages and benefits."

Reclassifications

Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation.


INVENTORY

Approximately 26% of the Company's inventories are valued using the last-in, first-out ("LIFO") method. Such inventories would have been $15 million and $17 million higher at February 25, 1995 and February 26, 1994, respectively, if the retail and first-in, first-out methods were used. During fiscal 1994 and 1993, the Company recorded a LIFO credit of approximately $2 million and $3 million, respectively. During fiscal 1992, the Company recorded a LIFO charge of approximately $1 million. Liquidation of LIFO layers in the periods reported did not have a significant effect on the results of operations.


WRITE-OFF OF GOODWILL AND LONG-LIVED ASSETS

During the third quarter of fiscal 1994, the Company recorded a non-cash charge of $127 million reflecting $50 million for the write-off of goodwill related to the acquisition of Miracle Food Mart ("Miracle") stores in Canada and $77 million for the write-down of certain Miracle fixed assets. Miracle experienced a work stoppage for a 14-week period at the end of fiscal 1993. Under Canadian labor laws the stores were closed during this time period.
The labor dispute was settled and the stores re-opened for business on February 25, 1994. The Company anticipated that the new labor agreement would have a positive impact on operating results assuming historical sales levels could be attained. Through the first half of fiscal 1994, the Company expended significant promotional efforts in order to regain its pre-strike sales levels. The sales performance through the first half of fiscal 1994 was disappointing and the Company continued to monitor Miracle's performance through the third quarter. Sales performance in the third quarter of fiscal 1994 continued to be negative when compared to pre-strike sales levels. The Company, no longer believing that Miracle's negative operating performance was temporary, revised its future expected cash flow projections. These revised projections indicated that the goodwill balance would not be recoverable over its remaining life. Further, these projections indicated that the operating results of Miracle would not be sufficient to absorb the depreciation and amortization of certain of its operating fixed assets. Accordingly, Miracle's goodwill balance was written-off and fixed assets relating to Miracle stores which are expected to continue to generate operating losses were written-down as of the end of the third quarter of fiscal 1994.


INDEBTEDNESS
Debt consists of:
                                          February 25,     February 26,
(Dollars in thousands)                        1995             1994
                                          ------------     ------------
9 1/8% Notes, due January 15, 1998         $200,000           $200,000
7.70% Senior Notes, due January 15, 2004    200,000            200,000
Mortgages and Other Notes, due
  1995 through 2014 (average interest
  rates at year end of 9.7% and
  9.1%, respectively)                        42,249             52,032
U.S. Bank Borrowings at 6.6%
  and 3.6%, respectively                    168,000            116,000
Canadian Commercial Paper at 7.3%
  and 4.0%, respectively                     21,085             32,421
Canadian Bank Borrowings at 8.7%
  and 4.8%, respectively                     94,373             22,260
Less unamortized discount on 9 1/8% Notes     (413)              (559)
                                           --------           --------
                                            725,294            622,154
Less current portion                      (112,821)           (77,755)
                                           --------           --------
Long-term debt                             $612,473           $544,399
                                           ========           ========

As of February 25, 1995, the Company has outstanding a total of $400 million of unsecured, non-callable public debt securities in the form of $200 million 9 1/8% Notes due 1998 and $200 million 7.70% Notes due 2004.

The Company has a $250 million U.S. credit agreement with banks enabling it to borrow funds on a revolving basis sufficient to refinance any outstanding short-term borrowings. In addition, the U.S. has lines of credit with banks in excess of $95 million. Borrowings under these U.S. credit agreements were $168 million and $116 million at February 25, 1995 and February 26, 1994, respectively. The Company pays a facility fee ranging from 3/16% to 1/2% per annum on the Company's revolving credit facility. The Company's Canadian subsidiary has a C$200 million Loan Facility and a C$100 million commercial paper program. Borrowings under these programs cannot exceed C$200 million. Canadian borrowings under those programs were C$161 million and C$74 million at February 25, 1995 and February 26, 1994, respectively.

The Company's loan agreements contain certain financial covenants including the maintenance of minimum levels of shareholders' equity and limitations on the incurrence of additional indebtedness and lease commitments. The Company was in compliance with such covenants as of February 25, 1995, as amended.


The net book value of real estate pledged as collateral for all mortgage loans amounted to approximately $43 million as of February 25, 1995.

Combined U.S. bank and Canadian bank and commercial paper borrowings of $173 million as of February 25, 1995 are classified as non-current as the Company has the ability and intent to refinance these borrowings on a long-term basis.

Maturities for the next five fiscal years are: 1995-$113 million; 1996-$83 million; 1997-$275 million; 1998-$34 million; 1999-$3 million. Interest payments on indebtedness were approximately $52 million for fiscal 1994, $41 million for fiscal 1993 and $39 million for fiscal 1992.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

(Dollars in thousands)   February 25, 1995   February 26, 1994
                         -----------------   -----------------
Liabilities:             Carrying   Fair     Carrying   Fair
-----------               Amount    Value     Amount    Value
                         --------  -------   --------  -------

9 1/8% Notes, due
January 15, 1998         $199,587  $202,000  $199,441  $214,000

7.70% Senior Notes, due
January 15, 2004         $200,000  $174,000  $200,000  $194,000

Total Indebtedness       $725,294  $701,707  $622,154  $630,713


Fair value for the public debt securities is based on quoted market prices. With respect to all other indebtedness, Company management has evaluated such debt instruments and has determined, based on interest rates and terms, that the fair value of such indebtedness approximates carrying value at February 25, 1995 and February 26, 1994. As of February 25, 1995 and February 26, 1994, the carrying values of cash and short-term investments, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.

As of the end of fiscal 1994, the Company holds equity securities of both common and cumulative preferred stock in Isosceles PLC which were written-off in their entirety during fiscal 1992 (see "Investment in Isosceles" footnote). There are no quoted market prices for these securities and it is not practicable, considering the materiality of these securities to the Company, to obtain an estimate of their fair value. The Company believes that the fair value for these securities is zero based upon Isosceles' current and prior year results.



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

The consolidated balance sheets include the following:

                                            February 25,   February 26,
(Dollars in thousands)                          1995           1994
                                           -------------   ------------
Real property leased under capital leases    $238,906        $256,156
Equipment leased under capital leases             663           3,361
                                             --------        --------
                                              239,569         259,517
Accumulated amortization                    (132,075)       (136,729)
                                             --------        --------
                                             $107,494        $122,788
                                             ========        ========
                         The Company did not enter into any new capital
leases during fiscal 1994 and 1992. The Company entered into $2 million of new capital leases during fiscal 1993. Interest paid as part of capital lease obligations was approximately $20, $22 and $24 million in fiscal 1994, 1993 and 1992, respectively.

Rent expense for operating leases consists of:

(Dollars in thousands)            Fiscal 1994   Fiscal 1993   Fiscal 1992
                                  -----------   -----------   -----------
Minimum rentals                     $154,488       $151,289      $151,150
Contingent rentals                     6,619          6,883         7,957
                                    --------       --------      --------
                                    $161,107       $158,172      $159,107
                                    ========       ========      ========

Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 25, 1995 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to facilities for which reserves have previously been established.
(Dollars in thousands)                  Capital Leases
                                                   Real     Operating
Fiscal                              Equipment    Property     Leases
                                    ---------    --------   ---------
1995                                     $15     $32,823    $137,900
1996                                       -      30,506     130,607
1997                                       -      28,539     121,690
1998                                       -      26,908     116,011
1999                                       -      24,762     110,501
2000 and thereafter                        -     158,755   1,055,910
                                         ---    --------  ----------
                                          15     302,293  $1,672,619
                                                          ==========
Less executory costs                       -     (2,869)
                                         ---    --------
Net minimum rentals                       15     299,424
Less interest portion                      -   (138,547)
                                         ---    --------
Present value of net minimum rentals     $15    $160,877
                                         ===    ========

INCOME TAXES
The components of income (loss) before income taxes and cumulative effect of accounting changes are as follows:
(Dollars in thousands)             Fiscal 1994   Fiscal 1993   Fiscal 1992
                                   -----------   -----------   -----------
  United States                       $80,509       $52,280    $(133,378)
  Canadian                          (209,957)      (45,719)      (38,723)
                                    ---------       -------     ---------
  Total                            $(129,448)        $6,561    $(172,101)
                                    =========       =======     =========

The provision (benefit) for income taxes before cumulative effect of accounting changes consists of the following:
(Dollars in thousands)   Fiscal 1994    Fiscal 1993 Fiscal 1992
                         -----------    ----------- -----------
Current:
  Federal                    $8,577       $13,500      $21,800
  Canadian                    2,687         5,744     (12,800)
  State and local             5,038         2,926        5,200
                            -------       -------     --------
                             16,302        22,170       14,200
                            -------       -------     --------
Deferred:
  Federal                   (9,922)         2,723     (62,500)
  Canadian                 (88,948)      (22,486)      (5,400)
  State and local               114           195     (19,900)
  Canadian valuation
    allowance               119,592             -            -
                            -------       -------     --------
                             20,836      (19,568)     (87,800)
                            -------       -------     --------
                            $37,138        $2,602    $(73,600)
                            =======      ========     ========


The deferred income tax provision results primarily from the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, Canadian net operating tax loss carryforwards and the Canadian valuation allowance.

The Canadian deferred income tax benefit for fiscal 1994 relates primarily to net operating tax loss carryforwards, the write-off of goodwill and certain long-lived assets and other temporary differences associated with the Company's operations in Canada. Management has assessed the likelihood of realizing the Canadian net deferred income tax assets and, based on all available evidence, expects it is not likely that such assets will be realized. Accordingly, during the third quarter of fiscal 1994, the Company recorded a valuation allowance to reserve for previously recognized deferred tax benefits and has continued through the remainder of fiscal 1994 to provide a valuation allowance against its deferred income tax benefits. As such, at February 25, 1995, a valuation allowance for the entire amount of net deferred income tax assets related to Canada has been established. The valuation allowance will be adjusted when and if, in the opinion of Management, significant positive evidence exists which indicates that it is more likely than not that the Company will be able to realize the Canadian deferred tax assets.

The Company historically provided U.S. deferred taxes on the undistributed earnings of the Canadian operations. During fiscal 1994, the Company made an election to permanently reinvest prior years' earnings and, accordingly, reversed deferred tax liabilities of $27 million associated with the undistributed earnings of the Canadian operations. Further, in conjunction with this decision, the Company recorded a direct charge to equity of approximately $20 million to eliminate the deferred tax asset related to the Cumulative Translation Adjustment.

The Company's Canadian net operating tax loss carryforwards of approximately $178 million expire between fiscal 1997 and 2001.

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

The provision for income taxes includes amortization of investment tax credits of approximately $1 million in fiscal 1992.


A reconciliation of income taxes at the 35% federal statutory income tax rate for 1994 and 1993, and 34% for 1992 to income taxes as reported is as follows:

(Dollars in thousands)                    Fiscal 1994 Fiscal 1993Fiscal 1992
                                          ----------- ----------------------
Income taxes computed at federal
  statutory income tax rate               $(45,307)      $2,296  $(58,514)
Effect of 1% statutory rate change                -       2,519          -
Targeted jobs tax credits                   (1,300)     (1,656)          -
State and local income taxes, net of
  federal tax benefit                         3,348       2,031    (9,729)
Tax rate differential relating
  to Canadian operations                   (12,775)     (3,261)    (4,969)
Canadian valuation allowance                119,592           -          -
Goodwill                                        580         673        612
Investment tax credits                            -           -    (1,000)
Reduction of tax on liabilities
  associated with undistributed
  earnings                                 (27,000)           -          -
                                            -------      ------   --------
Income taxes, as reported                   $37,138      $2,602  $(73,600)
                                            =======      ======   ========

As of the beginning of fiscal 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). As a result, the Company reflected the cumulative effect on prior years of the change in accounting principle by recording a charge of $64.5 million ($1.69 per share). In conjunction with the adoption of SFAS 109, the Company remeasured prior acquisitions which resulted in an increase in liabilities assumed of $22 million. In addition, the Company recorded a $15.5 million tax benefit resulting from payments from the Company's principal shareholder to the Company's Chief Executive Officer under a phantom stock agreement. This amount has been recorded as a credit to the Capital Surplus of the Company in fiscal 1992.

Income tax payments for fiscal 1994, 1993 and 1992 were approximately $12, $15 and $34 million, respectively.

The components of net deferred tax assets (liabilities) are as follows:

                                           February 25,   February 26,
(Dollars in thousands)                         1995          1994
                                           ------------ -------------
Current assets:
  Insurance reserves                        $12,905          $22,536
  Other reserves                             11,240           16,969
  Lease obligations                           2,090            2,210
  Pension obligations                         9,331            8,299
  Miscellaneous                               5,033            4,791
                                           --------          -------
                                             40,599           54,805
                                           --------          -------
Current liabilities:
  Inventories                              (15,382)         (15,802)
  Miscellaneous                             (2,165)          (1,799)
                                          ---------        ---------
                                           (17,547)         (17,601)
                                          ---------        ---------
Valuation allowance                         (4,706)                -
                                          ---------        ---------
Deferred income taxes included in
  prepaid expenses and other assets         $18,346          $37,204
                                          =========        =========
Non-current assets:
  Alternative minimum tax credits           $23,500          $39,600
  Isosceles investment                       42,617           42,617
  Fixed assets                               14,504                -
  Other reserves                             14,038           20,087
  Lease obligations                          21,228           22,280
  Canadian loss carryforwards                78,709           43,075
  Insurance reserves                          8,400            9,446
  Accrued postretirement and
    postemployment benefits                  27,798           17,884
  Cumulative translation adjustment               -           19,189
  Miscellaneous                              17,365            8,591
                                          ---------        ---------
                                            248,159          222,769
                                          ---------        ---------
Non-current liabilities:
  Fixed assets                            (204,674)        (247,039)
  Pension obligations                      (17,552)         (17,530)
  Undistributed earnings of
     Canadian subsidiaries                        -         (24,922)
  Miscellaneous                            (29,626)         (33,683)
                                          ---------        ---------
                                          (251,852)        (323,174)
                                          ---------        ---------
Valuation allowance                       (114,886)                -
                                          ---------        ---------
Deferred income taxes                    $(118,579)       $(100,405)
                                          =========        =========


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

The components of net pension cost (income) are as follows:

(Dollars in thousands)          Fiscal 1994     Fiscal 1993   Fiscal 1992
                                -----------     -----------   -----------
Service cost                      $11,182         $10,665         $10,630
Interest cost                      22,858          22,997          21,842
Actual return on plan assets     (17,448)        (61,730)        (16,685)
Net amortization and deferral     (9,246)          35,816         (9,621)
                                 --------        --------        --------
Net pension cost                   $7,346          $7,748          $6,166
                                 ========        ========        ========

The Company's U.S. defined benefit pension plans are accounted for on a calendar year basis while the Company's Canadian defined benefit pension plans are accounted for on a fiscal year basis. The majority of plan assets is invested in listed stocks and bonds. The funded status of the plans is as follows:

                                          1994                  1993
                                  Assets  Accumulated    Assets  Accumulated
                                  Exceed    Benefits     Exceed    Benefits
                               Accumulated   Exceed   Accumulated   Exceed
(Dollars in thousands)           Benefits    Assets     Benefits    Assets
                                ---------   --------   ---------   --------
Accumulated benefit obligation:
 Vested                          $212,257   $ 41,243   $244,706     $36,351
 Nonvested                          3,218      1,119      3,360       1,335
                                 --------   --------   --------     -------
                                 $215,475   $ 42,362   $248,066     $37,686
                                 ========   ========   ========     =======
Projected benefit obligation     $224,720   $ 44,012   $264,500     $40,713
Plan assets at fair value         270,939     25,368    312,900      17,679
                                  -------    -------   --------     -------
Excess (deficiency) of assets
 over projected benefit obligation 46,219   (18,644)     48,400    (23,034)
Unrecognized net transition
 (asset) obligation               (7,248)        218   (10,974)       1,089
Unrecognized net (gain) loss
 from experience differences      (9,232)      (252)    (8,787)       2,590
Unrecognized prior service cost     3,609      3,808      4,247       4,500

Additional minimum liability            -    (2,522)          -     (5,184)
                                 --------   --------    -------    --------
Prepaid pension asset
 (pension liability)             $ 33,348  $(17,392)    $32,886   $(20,039)
                                 ========   ========    =======    ========


During the year ended February 25, 1995, the Company's Canadian subsidiary and the United Food & Commercial Workers International Union, Locals 175 and 633 entered into an agreement which will result in the amalgamation of three of the Company's Canadian defined benefit pension plans with the Canadian Commercial Workers Industry Pension Plan ("CCWIPP"), effective July 1, 1994, subject to the approval of the CCWIPP trustees and the appropriate regulatory bodies. Under the terms of this agreement, CCWIPP will assume the assets and defined benefit liabilities of the three pension plans and the Company will be required to make defined contributions to CCWIPP based upon hours worked by its employees who are members of CCWIPP. The Company expects that they will receive such approval prior to the end of fiscal 1995. At February 25, 1995, prepaid pension assets of approximately $10 million related to the aforementioned plans are included in the above table.

Actuarial assumptions used to determine year-end plan status are as follows:

                                      1994                1993
                                      ----                ----
                                  U.S.     Canada     U.S.    Canada
                                  ----     ------     ----    ------

Discount rate                   8.50%       9.50%    7.50%      8.25%
Weighted average rate of
   compensation increase        5.50%       4.00%    4.50%      5.00%
Expected long-term rate of
   return on plan assets        8.50%       9.25%    9.00%      9.25%

The impact of the changes in the actuarial assumptions has been reflected in the funded status of the pension plans and the Company believes that such changes will not have a material effect on net pension cost for fiscal 1995.

Defined Contribution Plans

The Company maintains a defined contribution retirement plan to which the Company contributes 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. The Company contributes to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in the Company's contributions after 5 years of service. The Company's contributions charged to operations for both plans were approximately $11 million in both fiscal 1994 and 1993 and $10 million in fiscal 1992.

The Company participates in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by the Company's other pension plans. The pension expense for these plans approximated $39, $38 and $39 million in fiscal 1994, 1993 and 1992, respectively. The Company could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, the Company has not established any liabilities because such withdrawal from these plans is not probable.


Postretirement Benefits

The Company and its wholly-owned subsidiaries provide postretirement health care and life benefits to certain union and non-union employees. As of the beginning of fiscal 1992, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). In accordance with SFAS 106, the Company is required to recognize the cost of providing postretirement benefits during employees' active service period. The Company's previous
accounting policy had been to expense such benefit costs as incurred.   As a
result of adopting SFAS 106, the Company recorded a cumulative charge of $26.5 million ($.69 per share) as the after-tax effect (federal and state) of recording the transition obligation as of the beginning of fiscal 1992.

The components of net postretirement benefits cost are as follows:

(Dollars in millions)       Fiscal 1994   Fiscal 1993   Fiscal 1992
                            -----------   -----------   -----------
Service Cost                    $0.6          $0.6          $0.6
Interet cost                     3.6           3.9           3.7
                                ----          ----          ----
Net postretirement
   benefits cost                $4.2          $4.5          $4.3
                                ====          ====          ====

The unfunded status of the plans is as follows:


(Dollars in millions)                 Fiscal 1994  Fiscal 1993
                                      -----------  -----------

Unfunded accumulated benefit obligation:
  Retirees                                $24.0         $28.2
  Fully eligible active plan participants   3.6           4.9
  Other active plan participants            8.2          13.8
                                          -----         -----
                                           35.8          46.9
Unrecognized net gain from
  experience differences                   15.0           2.0
                                          -----         -----
Accrued postretirement costs              $50.8         $48.9
                                          =====         =====
Assumed discount rate                       8.5%          7.5%
                                          =====         ======


The assumed rate of future increase in health care benefit cost was 12.25% in fiscal 1994 and is expected to decline to 4.75% by the year 2024 and remain at that level thereafter. The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year on the net postretirement health care cost and the accumulated postretirement benefit obligation would be $0.3 million and $2.9 million, respectively.


Postemployment Benefits

Effective February 27, 1994, the Company adopted Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires the accrual of costs for preretirement postemployment benefits provided to former or inactive employees and the recognition of an obligation for these benefits.
The Company's previous accounting policy had been to accrue for workers' compensation and a principal portion of long-term disability benefits and to expense other postemployment benefits, such as short-term disability, as incurred. As a result of adopting SFAS 112, the Company recorded a charge of $5.0 million, net of applicable income taxes of $3.9 million, as the cumulative effect of recording the obligation as of the beginning of the year. The effect of adopting SFAS 112 had an immaterial effect on the financial results before the cumulative effect of accounting change for fiscal 1994.


STOCK OPTIONS

On  March  18,  1994, the Board of Directors approved the 1994 Stock  Option
Plan for its officers and key employees. The 1994 Stock Option Plan provides for the granting of 1,500,000 shares as either options or Stock Appreciation Rights ("SAR's"). Options and SAR's issued under this plan are granted at the fair market value of the Company's common stock at the date of grant. SAR's allow the optionee, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price. A total of 50,000 SAR's was granted in fiscal 1994.

On March 18, 1994, the Board of Directors approved a 1994 Stock Option Plan for Non-Employee Directors. This plan provides for the granting of up to 100,000 stock options, which are granted at the fair market value of the Company's common stock at the date of grant. A total of 19,800 options was granted in fiscal 1994.

The Company had a 1984 Stock Option Plan for its officers and key employees which expired on February 1, 1994. The 1984 Stock Option Plan, which provided for the granting of 1,500,000 shares was amended as of July 10, 1990 to increase by 1,500,000 the number of options available for grant as either options or SAR's. Each option was available for grant at the fair market value of the Company's common stock on the date the option was granted.

A summary of option transactions is as follows:

Officers and Key Employees
                                                  Price Range
--------------------------            Shares      Per Share
                                    --------- ----------------
Outstanding February 29, 1992       1,190,875  $ 5.50 -$65.13
 Granted                               15,000   23.00 - 24.38
 Cancelled or expired                 (2,500)           39.75
 Options exercised                    (5,000)            5.50
 SAR's exercised                      (4,250)           21.50
                                    -------------------------
Outstanding February 27, 1993       1,194,125  $21.50 -$65.13
 Granted                            1,270,000   23.38 - 26.00
 Cancelled or expired                (35,000)   23.38 - 52.38
                                    ---------  --------------
Outstanding February 26, 1994       2,429,125  $21.50 -$65.13
 Granted                               50,000           23.50
 Cancelled or expired                (26,500)  39.75 -  59.00
 SAR's exercised                      (2,500)           23.38
                                    --------- ---------------
Outstanding February 25, 1995       2,450,125 $21.50 - $65.13
                                    ========= ===============
Exercisable at:
 February 26, 1994                  1,252,125 $21.50 - $65.13
 February 25, 1995                  1,586,875 $21.50 - $65.13
                                    ========= ===============

Non-Employee Directors
----------------------
Outstanding February 26, 1994               -               -
 Granted                               19,800 $21.50 - $26.50
                                    --------- ---------------
Outstanding February 25, 1995,
 none of which are exercisable         19,800 $21.50 - $26.50
                                    ========= ===============


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




(Dollars in thousands)              Fiscal 1994     Fiscal 1993  Fiscal 1992
                                    -----------     -----------  -----------
Sales:
  United States                     $8,540,871      $8,466,338   $8,286,270
  Foreign                            1,791,079       1,917,739    2,213,195
                                   -----------     -----------  -----------
  Total                            $10,331,950     $10,384,077  $10,499,465
                                   ===========     ===========  ===========
Income (Loss) From Operations:
  United States                       $137,804        $101,305      $68,987
  Foreign                            (195,334)        (33,025)     (24,681)
                                   -----------     -----------  -----------
  Total                              $(57,530)         $68,280      $44,306
                                   ===========     ===========  ===========
Assets:
  United States                    $ 2,482,108      $2,528,239   $2,425,291
  Foreign                              412,680         570,456      665,639
                                   -----------     -----------  -----------
  Total                             $2,894,788      $3,098,695   $3,090,930
                                   ===========     ===========  ===========



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


REALIGNMENT OF STORE OPERATIONS

During fiscal 1992, the Company reassessed store operations in its markets and closed certain stores and identified certain other stores to be closed in the future as part of its realignment of certain operating divisions in the United States and Canada. This program, which included 72 stores, is expected to be substantially completed by the end of fiscal 1995. The Company recorded a charge of $43 million in fiscal 1992 to cover the cost of these closings, including future rent, property taxes, common area maintenance costs and equipment disposition costs. The Company anticipates that these costs, which only include costs subsequent to the actual store closing, will be paid principally over four years. During fiscal 1994 and fiscal 1993, store closing costs of approximately $14 million and $27 million, respectively, were charged to this reserve, which did not include the costs associated with closing older and outmoded stores which close in the ordinary course of business and tend to be insignificant as these stores are generally near the end of their lease term and have low net asset values. The Company believes that, within a three to five year period from the date of realignment, this program will have a positive effect on future operations and cash flows. In the third quarter of fiscal 1994, the Company recorded a charge in Store operating, general and administrative expense of $17 million to cover the cost of closing 13 non-Miracle stores in Canada during fiscal 1995.


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

SUMMARY OF QUARTERLY RESULTS
(unaudited)

The table below summarizes the Company's results of operations by quarter for fiscal 1994 and 1993. The first quarter of each fiscal year contains sixteen weeks while the other quarters each contain twelve weeks.

(Dollars in thousands,    First     Second    Third      Fourth    Total
except per share figures)Quarter   Quarter   Quarter    Quarter     Year
                         -------   -------   -------    -------    -----
1994
Sales                  $3,225,359$2,390,914$2,345,597$2,370,080 $10,331,950
Gross margin              912,644   680,911   670,572   679,328   2,943,455
Income (loss) from
  operations               31,778    25,868 (144,568)    29,392    (57,530)
Income (loss) before
  cumulative effect
  of accounting change      7,245     6,057 (185,665)     5,777   (166,586)

Cumulative effect on prior
  years of change in
  accounting principle:

   Postemployment benefits(4,950)         -         -         -     (4,950)
Net income (loss)           2,295     6,057 (185,665)     5,777   (171,536)
Per share data:
  Income (loss) before
    cumulative effect
    of accounting change       .19      .16      (4.86)      .15      (4.36)

  Cumulative effect on prior
    years of change in
    accounting principle:

     Postemployment benefits    (.13)     -         -         -
(.13)

  Net income (loss)           .06        .16     (4.86)      .15      (4.49)
    Cash dividends            .20        .20       .20       .05       .65
    Market price:
      High                  27.375    24.500    27.125    23.000
      Low                   22.625    19.875    21.625    17.375
Number of stores at
  end of period             1,152     1,123      1,111    1,108

1993
Sales                  $3,279,264$2,399,368$2,342,935$2,362,510 $10,384,077
Gross margin              941,154   690,493   665,579   661,273   2,958,499
Income (loss) from
  operations               48,005    23,778    13,386  (16,889)      68,280
Net income (loss)          17,050     5,957       379  (19,427)       3,959

Per share data:
  Net income (loss)           .45        .15       .01        (.51)    .10
  Cash dividends              .20        .20       .20       .20       .80
  Market price:
    High                    35.000    34.000    30.000    29.000
    Low                     23.125    27.875    24.875    23.750
Number of stores at
  end of period             1,210     1,203      1,191    1,173






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

The Board of Directors pursues its responsibility for reported financial information through its Audit Review Committee. The Audit Review Committee meets periodically and, when appropriate, separately with management, internal auditors and the independent auditors, Deloitte & Touche LLP, to review each of their respective activities.


/s/James Wood                          /s/Fred Corrado
James Wood                              Fred Corrado
Chairman of the Board                   Vice Chairman of the Board,
and Chief Executive Officer             Chief Financial Officer and
Treasurer






INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

We have audited the accompanying consolidated balance sheets of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies as of February 25, 1995 and February 26, 1994 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 25, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies at February 25, 1995 and February 26, 1994 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 25, 1995 in conformity with generally accepted accounting principles.

As discussed in Notes to Consolidated Financial Statements, in fiscal 1994 the Company changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards ("SFAS") No. 112 and in fiscal 1992 the Company changed both its method of accounting for income taxes to conform with SFAS No. 109 and its method of accounting for postretirement benefits other than pensions to conform with SFAS No. 106.


/s/Deloitte & Touche LLP
Parsippany, New Jersey
April 27, 1995



FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

               The Great Atlantic & Pacific Tea Company, Inc.
              (Dollars in thousands, except per share figures)
                  Fiscal 1994 Fiscal 1993 Fiscal 1992 Fiscal 1991Fiscal 1990
                   (52 weeks)  (52 weeks)  (52 weeks)  (53 weeks) (52 weeks)
Operating Results
Sales            $10,331,950 $10,384,077 $10,499,465 $11,590,991 $11,390,943
Income (loss) before
  cumulative effect
  of accounting
  changes          (166,586)       3,959    (98,501)      70,664     150,954
Cumulative effect on
  prior years of
  changes in
  accounting principles:
   Postemployment
      benefits       (4,950)           -           -           -           -
                Income taxes           -           -    (64,500)           -
-
   Postretirement
     benefits              -           -    (26,500)           -           -
Net income (loss)  (171,536)       3,959   (189,501)      70,664     150,954
Per Share Data
Income (loss) before
  cumulative effect
  of accounting
  changes               (4.36)      .10        (2.58)      1.85        3.95
Cumulative effect on
  prior years of
  changes in
  accounting principles:
   Postemployment benefits  (.13)      -          -           -           -
   Income taxes             -          -       (1.69)         -           -
   Postretirement benefits  -          -        (.69)         -           -
Net income (loss)       (4.49)      .10        (4.96)      1.85        3.95
Cash dividends            .65       .80          .80        .80        .775
Book value per share    20.27     26.02        27.06      32.79        31.96
Financial Position
Current assets     1,193,731   1,230,339   1,221,492   1,255,908   1,319,894
Current liabilities1,096,454   1,151,132   1,164,723   1,082,042   1,203,643
Working capital       97,277      79,207      56,769     173,866     116,251
Current ratio           1.09        1.07        1.05        1.16        1.10
Total assets       2,894,788   3,098,695   3,090,930   3,293,267   3,415,045
Long-term debt       612,473     544,399     414,301     486,129     532,510
Capital lease
  obligations        146,400     162,866     182,066     206,003     220,892

Equity
Shareholders' equity 774,914     994,417   1,034,330   1,253,106   1,221,270
Weighted average shares
  outstanding     38,220,000  38,220,000  38,219,000  38,211,000  38,206,000

Number of registered
  shareholders        10,867      11,831      12,309      12,871      14,210
Other
Number of employees   92,000      94,000      90,000      94,600      99,300
Number of stores at
  year end             1,108       1,173       1,193       1,238       1,275
Total store area
  (square feet)   36,441,000  37,908,000  37,741,000  38,742,000  39,353,000


CORPORATE OFFICERS

James Wood
Chairman of the Board
and Chief Executive Officer

Christian W.E. Haub
President and
Chief Operating Officer

Fred Corrado
Vice Chairman of the Board,
Chief Financial Officer
and Treasurer

Gerald L. Good
Executive Vice President,
Marketing and Merchandising

Peter J. O'Gorman
Executive Vice President,
Development & Strategic
Planning

George Graham
Senior Vice President,
Chief Merchandising Officer

J. Wayne Harris
Senior Vice President,
Chief Operating Officer,
U.S. Operations

Clifford J. Horler
Senior Vice President,
Development

H. Nelson Lewis
Senior Vice President,
Human Resources

Michael J. Rourke
Senior Vice President,
Communications and
Corporate Affairs

Ivan K. Szathmary
Senior Vice President,
Chief Services Officer

Robert G. Ulrich
Senior Vice President,
General Counsel

Patricia Asta
Vice President,
Personnel


Peter R. Brooker
Vice President, Planning
and Corporate Secretary

Stephen T. Brown
Vice President, Labor
Relations

Timothy J. Courtney
Vice President, Taxation

Donald B. Dobson
Vice President, Southeast
and Southern Operations

R. Paul Gallant
President, Compass Foods

Kenneth W. Green
Vice President,
Produce Merchandising
and Procurement

Robert A. Keenan
Vice President,
Chief Internal Auditor

Peter R. Lavoy
Vice President,
Grocery Merchandising
and Procurement

Francis X. Leonard
Vice President,
Real Estate Administration

Mary Ellen Offer
Vice President,
Assistant Corporate Secretary
and Senior Counsel

R. Donald O'Leary
Vice President,
Marketing

Brian Pall
Vice President,
Real Estate Development

Karl Petersen
Vice President,
Retail Services

Peter E. Rolandelli
Vice President,
Management Information Systems


Richard J. Scola
Vice President,
Assistant General Counsel

J. Paul Stillwell
President, Supermarket
Service Corp.

Craig C. Sturken
Group Vice President,
Michigan Group

Kenneth A. Uhl
Vice President, Controller

William T. Wolverton
Vice President, Warehousing
and Transportation


Canadian Subsidiary
-------------------

John D. Moffat
The Great Atlantic & Pacific
Company of Canada, Limited
Chairman and Chief
Executive Officer


DIRECTORS

James Wood (c)(d)(e)
Chairman of the Board
and Chief Executive Officer

Rosemarie Baumeister (b)
Executive Vice President,
Tengelmann
Warenhandelsgesellschaft,
Germany

Fred Corrado (c)(d)(e)
Vice Chairman of the Board,
Chief Financial Officer
and Treasurer

Christopher F. Edley (a)(b)(c)(e)
President Emeritus and former
President and Chief Executive
Officer of the United Negro
College Fund, Inc.

Christian W.E. Haub (d)
President and
Chief Operating Officer

Helga Haub (c)(d)


Barbara Barnes Hauptfuhrer (a)(c)(d)(e)
Director of various corporations

Paul C. Nagel, Jr. (a)(c)(d)
Director of various corporations

Eckart C. Siess (e)
Former Vice Chairman
of the Board

Fritz Teelen (d)
President, Plus Subsidiary
Tengelmann
Warenhandelsgesellschaft,
Germany

Henry W. Van Baalen (d)
Business Consultant

R.L. "Sam" Wetzel
(a)(b)(d)(e)
President and Chief
Executive Officer of Wetzel
International, Inc.

(a)                                Member of
Audit Review Committee,
Paul C. Nagel, Jr., Chairman

(b)                                Member of
Compensation Policy Committee,
Christopher F. Edley,
Chairman

(c)                                Member of Executive Committee,
James Wood, Chairman

(d)                                Member of Finance Committee
R.L. "Sam" Wetzel, Chairman

(e) Member of Retirement
Benefits Committee,
Barbara Barnes Hauptfuhrer,
Chairman











SHAREHOLDER INFORMATION

Executive Offices
Box 418
2 Paragon Drive
Montvale, NJ  07645
Telephone 201-573-9700

Transfer Agent and Registrar
American Stock Transfer and Trust Company
40 Wall Street
New York, NY  10005
Telephone 212-936-5100

Independent Auditors
Deloitte & Touche LLP
Two Hilton Court
Parsippany, NJ  07054

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

Annual Meeting
The Annual meeting of Shareholders will be held at 10:00 a.m. on Tuesday, July 11, 1995 at the Ritz Carlton Hotel, 300 Town Center Drive, Dearborn, Michigan. Shareholders are cordially invited to attend.

Common Stock
Common stock of the Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is reported in newspapers and periodical tables as "GtAtPc."