Form 10-K, Exhibit 13
period 1996-02-24
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 1996-05-24
CIK 43300

COMPARATIVE HIGHLIGHTS

               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands, except per share figures)
- -----------------------------------------------

                                 Fiscal 1995     Fiscal 1994    Fiscal 1993
                                 -----------     -----------    -----------
Sales                            $10,101,356     $10,331,950    $10,384,077
Income (loss) from operations        151,734        (57,530)         68,280
Income (loss) before cumulative
   effect of accounting change        57,224       (166,586)          3,959
Net income (loss)                     57,224       (171,536)          3,959
Income (loss) per share before
   cumulative effect of
   accounting change                     1.50         (4.36)            .10
Net income (loss) per share              1.50         (4.49)            .10
Cash dividends per share                  .20            .65            .80
Expenditures for property             236,139        214,886        267,329
Depreciation and amortization         225,449        235,444        235,910
Working capital                       178,307         97,277         79,207
Shareholders' equity                  822,785        774,914        994,417
Debt to total capitalization              .49            .53            .45
Book value per share                    21.53          20.27          26.02
New store openings                         30             22             16
Number of stores at year end            1,014          1,108          1,173


MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Fiscal 1995 Compared with 1994

Sales for fiscal 1995 were $10.1 billion, a net decrease of $231 million or

2.2% when compared to fiscal 1994 sales of $10.3 billion.  U.S. sales decreased $176 million or 2.1% compared to fiscal 1994.  U.S. same store sales, which include replacement stores, were down 0.2% from the prior year.

In Canada, sales of $1.7 billion were $55 million or 3.1% below fiscal 1994.

Canada same store sales, which include replacement stores, were down 1.6%

from the prior year.



During fiscal 1995, the Company opened 27 new supermarkets and 3 new liquor stores, remodeled or expanded 76 stores, and closed 124 stores, of which 6 were converted to Food Basics Franchisee stores in Canada, and 8 in the Rhode

Island market which were sold to Edwards Super Food Stores in the first quarter of fiscal 1995.  The Company recorded sales to the Food Basics

Franchisees of $6 million in fiscal 1995.  The Company closed 190 stores,

excluding replacement stores, since the beginning of fiscal 1994.  The store closures, excluding replacement stores, since the beginning of fiscal 1994 reduced comparative sales by approximately $422 million or 4.1% in fiscal

1995.  The opening of 33 new stores, excluding 19 stores that replaced 21 older, outmoded  stores, since the beginning of fiscal 1994 added approximately $219 million or 2.1% to sales in fiscal 1995.  Same store sales, including replacement stores, for fiscal 1995 decreased 0.5% from the prior year.  Average weekly sales per store were approximately $179,600 in fiscal 1995 versus $173,000 in fiscal 1994 for a 3.8% increase.



Gross margin as a percent of sales increased 0.6% to 29.1% for the current year from 28.5% for the prior year resulting primarily from increased gross margin rates in both the U.S. and Canada partially offset by increased promotional price reductions in the U.S.  The gross margin dollar decrease of

$8 million is primarily the result of a decrease in sales volume which had an impact of decreasing margin by approximately  $69 million, partially offset by an increase in gross margin rates of $58 million and an increase in the

Canadian exchange rate of $3 million.  The U.S. gross margin decreased $17 million principally as a result of decreased sales volume which resulted in margins decreasing  $50 million partially offset by an increase in gross margin rates of $33 million.  In Canada, gross margin increased $9 million,

primarily resulting from the effect of an increase in gross margin rates of

$25 million and a higher Canadian exchange rate resulting in an increase of

$3 million, offset by sales volume declines which impacted margins by  $19 million.



Store operating, general and administrative expense of $2.8 billion in fiscal

1995 declined by approximately $90 million from fiscal 1994.  The fiscal 1994 store operating, general and administrative expense includes charges of $27 million for employee buy-out costs incurred as a result of new labor agreements entered into in Canada and  $17 million to cover the cost of closing 13 non-Miracle stores in Canada.  As a percent of sales, store operating, general and administrative expense for fiscal 1995 decreased to

27.6% from 27.8% for the prior year.  U.S. expenses decreased $4 million,

principally as a result of lower store labor costs on reduced sales volume and reduced advertising costs.  Canadian expenses decreased $86 million, as a result of  the charges noted above of $27 million and $17 million recorded in fiscal 1994, coupled with reduced store labor costs, reduced occupancy costs,

and a decrease in advertising costs.



Included under the Company's 1995 year-end balance sheet captions "Other accruals" and "Other non-current liabilities" are amounts totaling approximately $23 million associated with store closing liabilities.  During fiscal 1995 approximately $20 million was charged against the store closing reserve.



During fiscal 1994, the Company recorded a charge of $127 million representing the write-off of $50 million of goodwill and the write-down of

$77 million of fixed assets relating to Miracle Food Mart ("Miracle") stores which were expected to continue to generate operating losses.



As of February 24, 1996, based on current information, the Company has no reasonable basis to believe that there has been any further impairment of its existing goodwill.  There is currently no goodwill recorded relating to the

Canadian operations.



Interest expense increased $0.2 million from the previous year, primarily due to increased Canadian borrowings and an increase in average interest rates.

U.S. interest expense decreased from the previous year, as a result of decreased borrowings and a decrease in average interest rates on short-term borrowings.



Income before taxes and cumulative effect of accounting change for fiscal

1995 was $81 million as compared to a loss of $129 million in fiscal 1994.

The fiscal 1994 loss included Canadian charges for the write-off of goodwill and long-lived assets of $127 million, the employee termination/reassignment program of $27 million and the provision for store closings of $17 million.



Income before taxes and cumulative effect of accounting change for U.S.

operations for fiscal 1995 was $73 million as compared to $81 million for fiscal 1994, or an 8.9% decrease.  For Canadian operations, income before taxes and cumulative effect of accounting change for fiscal 1995 was $8 million as compared to a loss of $210 million for fiscal 1994, resulting in an increase of $218 million.



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

Adjustment.

During fiscal 1995, since the Canadian operations generated pretax earnings,

the Company reversed approximately $3.4 million of the valuation allowance.

Although Canada generated pretax earnings in fiscal 1995, the Company was unable to conclude that realization of such deferred tax assets was more likely than not due to pretax losses experienced by Canada in prior years.

Accordingly, at February 24, 1996 the Company is continuing to fully reserve its Canadian net deferred tax assets.  The valuation allowance will be adjusted when and if, in the opinion of Management, significant positive evidence exists which indicates that it is more likely than not that the

Company will be able to realize the Canadian deferred tax assets.



In addition, during fiscal 1995 the Company recorded a $6.5 million credit relating to a refund of previously paid taxes in Canada.



Effective February 27, 1994, the Company adopted Statement of Financial

Accounting Standards No. 112, "Employers' Accounting for Postemployment

Benefits" ("SFAS 112").  As a result, in fiscal 1994 the Company recorded an after-tax charge of $5 million or $.13 per share as the cumulative effect of this change on prior years.



Net income for fiscal 1995 was $57 million or $1.50 per share as compared to a net loss for fiscal 1994 of $172 million or $4.49 per share.  Fiscal 1995 net income included the $6.5 million Canadian tax refund. The fiscal 1994 net loss included after-tax Canadian charges for the write-off of goodwill and long-lived assets of $127 million, the employee termination/reassignment program of $27 million, the provision for store closings of $17 million, a reduction of deferred tax benefits previously recorded of $28 million and the cumulative effect of adopting SFAS 112 of $5 million, offset by the reversal of deferred tax liabilities of $27 million in the U.S. associated with the undistributed earnings of the Canadian operations.



Excluding the U.S. reversal of the deferred tax liabilities associated with undistributed earnings of $27 million recorded in fiscal 1994, net income from U.S. operations decreased from $50 million or $1.31 per share in fiscal

1994 to $44 million or $1.15 per share in fiscal 1995.  Excluding the above fiscal 1994 Canadian charges and the fiscal 1995 Canadian tax refund, fiscal

1994 would have resulted in a net loss from Canadian operations of $45 million or $1.17 per share and fiscal 1995 would have resulted in net income of $7 million or $.18 per share for a $52 million increase.





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

0.3%.  In the U.S., same store sales, which include replacement stores, were up 1.4% excluding the estimated effect of last year's competitors' strike.



Canadian sales were $127 million or 6.6% below fiscal 1993.  A lower fiscal

1994 Canadian exchange rate accounted for $110 million of this sales decline.

Canada's fiscal 1994 sales increased approximately $122 million due to a labor strike in fiscal 1993 in 63 Miracle stores which caused the stores to be closed for the last 14 weeks of the prior fiscal year.  Excluding the impact of a lower Canadian exchange rate and the strike closure of 63 Miracle stores for 14 weeks of fiscal 1993, Canadian same store sales were down 7.0%

mainly due to the slow sales recovery of the Miracle stores following the settlement of the labor strike on the last day of fiscal 1993.



The Company opened 16 new supermarkets and 6 new liquor stores, remodeled and enlarged 55 stores and closed 87 stores during fiscal 1994.  The opening of

38 new stores, excluding replacement stores, since the beginning of fiscal

1993 and the acquisition of Big Star stores in fiscal 1993 added approximately 3.1% to comparable sales in fiscal 1994.  The closure of 171 stores, excluding replacement stores, since the beginning of fiscal 1993 reduced comparative sales by approximately 3.1%.  Average weekly sales per store were approximately $173,000 in fiscal 1994 versus $167,000 in fiscal

1993 for a 3.6% increase.



During fiscal 1994, in an effort to combat the competitive situation in the

Metro Atlanta area, the Company closed 21 Atlanta stores and completed the launching of its frequent shopper program which began late in fiscal 1993.

As a result, sales for the Metro Atlanta area improved, with same store sales for the remaining stores up 7.0% over the prior year.  However, in Atlanta,

the Company is still experiencing the influx of new competitors, and the expected continuing high level of competitive openings and pricing activity pose a threat to the sales and profitability of the Company's Atlanta operations.



Gross margin as a percent of sales for both fiscal 1994 and 1993 approximated

28.5%.  The gross margin dollars decrease of $15 million is a result of a decline in the Canadian exchange rate of $29 million and a decrease in gross margin rates, principally in Canada, of $3 million partially offset by an increase in gross margin volume, principally in the U.S., of $17 million.

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



Included under the Company's 1994 year-end balance sheet captions "Other accruals" and "Other non-current liabilities" are amounts totaling approximately $43 million associated with store closing liabilities, which includes the $17 million recorded in fiscal 1994 for Canada as discussed above.  During fiscal 1994, approximately $15 million was charged against these reserves, of which approximately $14 million related to the realignment of store operations reserve established in fiscal 1992.  See "Realignment of

Store Operations" footnote for further discussion.



During the third quarter of fiscal 1994 the Company recorded a charge of $127 million representing the write-off of $50 million of goodwill and the write-

down of $77 million of fixed assets relating to Miracle stores which continue to generate operating losses.



In November 1993, the Miracle store employees went on strike for a 14-week period.  Since Canadian labor laws preclude the replacement of striking workers, the strike resulted in a complete shutdown of all of the Miracle stores.  The strike was resolved on February 20, 1994 and the Company paid

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

Company's first fiscal quarter or September 10, 1994, the end of the

Company's second fiscal quarter.  Through the second quarter same store sales and margins had declined significantly when compared to the prior year pre-

strike levels.  At that time, Management concluded that the following factors were the principal reasons why the recovery had not yet been realized: (i)

increased price competition from Miracle competitors in response to the promotional activities implemented by Miracle, (ii) the inability to yet utilize part-time employees (a key element of the strike settlement which required increased sales levels to be effective) and (iii) the continuing effects of the complete shutdown during the strike.  Management continued to believe that these negative trends were temporary and that more time was required to determine the effectiveness of the promotional programs and the changed competitive environment.  Management continued to closely monitor the operating performance and sales levels during the third quarter.



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

Miracle division and reflected the impairment of the fixed assets attributable to those stores which the Company believes will continue to generate an operating loss before taking into account depreciation and amortization expenses.  The Company has no current plans to close Miracle stores despite their negative performance and believes that the total

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

Adjustment.



Effective February 27, 1994, the Company adopted SFAS 112.  As a result, the

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

$.13 per share for fiscal 1993.



LIQUIDITY AND CAPITAL RESOURCES

The Company ended the 1995 fiscal year with working capital of $178 million compared to $97 million and $79 million at February 25, 1995, and February

26, 1994, respectively.  The Company had cash and short-term investments aggregating $100 million at the end of fiscal 1995 compared to $129 million and $124 million at the end of fiscal 1994 and 1993, respectively.



In December 1995, the Company executed an unsecured five year $400 million

U.S. credit agreement and a five year C$100 million Canadian credit agreement with a syndicate of banks, enabling it to borrow funds on a revolving basis.

At the end of fiscal 1995, the Company had in excess of $375 million available in credit facilities, of which approximately $360 million are committed facilities.  See "Indebtedness" footnote for further discussion.



On October 17, 1995, the Company's Canadian subsidiary, The Great Atlantic &

Pacific Company of Canada, Ltd. ("A&P Canada"), issued U.S. $75 million of unsecured, non-callable 7.78% Notes due November 1, 2000 guaranteed by the

Company.  The net proceeds from the issuance of these Notes were used to repay indebtedness under the Canadian subsidiary's revolving credit facility.

In conjunction with the issuance of the U.S. $75 million Notes, A&P Canada entered into a five year cross-currency swap agreement expiring November 1,

2000.  The cross-currency swap agreement requires A&P Canada to make net payments to the counterparty based on a fixed interest differential on a semi-

annual basis.  The interest differential to be paid under the swap agreement is accrued over the life of the agreement as an adjustment to the yield of the 7.78% Notes and is recorded as interest expense.  The Company is exposed to credit losses in the event of nonperformance by the counterparty to its currency swap.  The Company anticipates, however, the counterparty will be able to fully satisfy their obligations under the contracts.



The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum net worth and maximum levels of indebtedness and lease commitments.  The Company was in compliance with all such financial covenants as of February 24, 1996.



During fiscal 1995, the Company funded its capital expenditures, debt repayments and cash dividends through internally generated funds combined with proceeds from bank borrowings.



U.S. bank borrowings were $95 million at February 24, 1996, as compared to

$168 million at February 25, 1995.  U.S. bank borrowings during fiscal 1995 were at an average interest rate of 6.4% compared to 5.4% in fiscal 1994.



Canadian bank and commercial paper borrowings were $54 million and $115 million at February 24, 1996, and February 25, 1995, respectively.  Canadian bank and commercial paper borrowings during fiscal 1995 were at an average interest rate of 8.4% compared to 7.0% in fiscal 1994.



For fiscal 1995, capital expenditures totaled $236 million, which included 27 new supermarkets, 3 new liquor stores, 76 remodels and enlargements and 7 stores which were converted to Food Basics Franchisee stores in Canada, of which 6 were closed in fiscal 1995 and 1 was closed in fiscal 1994.  The

Company had originally planned capital expenditures of approximately $205 million including 25 new supermarkets and 2 new liquor stores, and approximately 51 remodels and expansions.



For fiscal 1996, the Company has planned capital expenditures of approximately $310 million and plans to open 39 new supermarkets and 1 new liquor store, remodel and expand 94 stores and convert approximately 40 stores to Food Basics Franchisee stores in Canada.  It has been the Company's experience over the past several years that it typically takes 12 to 18 months after opening for a new store to recoup its opening costs and become profitable thereafter.  Risks inherent in retail real estate investments are primarily associated with competitive pressures in the marketplace.  From fiscal 1996 through fiscal 2000, the Company intends to improve the use of technology through scanning and other technological advances to improve customer service, store operations and merchandising and to intensify advertising and promotions.  The Company currently expects to close approximately 70 stores in fiscal year 1996, of which approximately 20 will be converted to Food Basics Franchisee stores in Canada.



The Company plans to open approximately 50 new supermarkets in fiscal 1997 and approximately 50 new supermarkets per year thereafter for several years,

with an attendant increase in square footage of approximately 3% per year,

and to remodel an average of 50 stores per year.  The Company's concentration will be on larger stores in the 50,000 to 65,000 square foot range.  Costs of each project will vary significantly based upon size, marketing format,

geographic area and development involvement required from the Company.  The planned costs of these projects average $3.8 million for a new store and $1 million for a remodel or enlargement.  Traditionally, the Company leases real estate and expends capital on leasehold improvements and store fixtures and fittings.  Consistent with the Company's history, most new-store activity will be directed into those areas where the Company achieves its best profitability.  Remodeling and enlargement programs are normally undertaken based upon competitive opportunities and usually involve updating a store to a more modern and competitive format.



At fiscal year end, the Company's existing senior debt rating was Baa3 with

Moody's Investors Service and BB+ with Standard & Poor's Ratings Group. A change in either of these ratings could affect the availability and cost of financing.



The Company's current cash resources, together with cash generated from operations, will be sufficient for the Company's 1996 capital expenditure program, mandatory scheduled debt repayments and dividend payments throughout fiscal 1996.





IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board ("FASB") issued

Statement of Financial Accounting Standards No. 121, "Accounting for the

Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"

("SFAS 121").  SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.  SFAS 121 requires that (i) long-

lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and (ii)

long-lived assets and certain identifiable intangibles to be disposed of generally be reported at the lower of carrying amounts or fair value less cost to sell.  The Company adopted the provisions of SFAS 121 during the fourth quarter of fiscal 1995.  The adoption of SFAS 121 did not have an effect on the financial position or results of operations of the Company.



In October 1995, the FASB issued Statement of Financial Accounting Standards

No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").  SFAS 123

establishes financial accounting and reporting standards for stock-based employee compensation plans.  SFAS 123 encourages all entities to adopt a fair value based method of accounting for stock-based compensation plans in which compensation cost is measured at the date the award is granted based on the value of the award and is recognized over the employees' service period.

However, SFAS 123 allows an entity to continue to use the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25,

"Accounting for Stock Issued to Employees" ("APB 25"), with proforma disclosures of net income and earnings per share as if the fair value based method had been applied.  APB 25 requires compensation expense to be recognized over the employees' service period based on the excess, if any, of the quoted market price of the stock at the date the award is granted or other measurement date, as applicable, over an amount an employee must pay to acquire the stock.  SFAS 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The Company plans to adopt SFAS 123 during fiscal 1996 and to continue to apply the methods prescribed by APB 25.

STATEMENTS OF CONSOLIDATED OPERATIONS

               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands, except per share figures)
- -----------------------------------------------

                                     Fiscal 1995   Fiscal 1994   Fiscal 1993
                                     -----------   ------------  -----------
Sales                                $10,101,356   $10,331,950   $10,384,077
Cost of merchandise sold             (7,166,119)   (7,388,495)   (7,425,578)
                                     -----------   -----------   -----------
Gross margin                           2,935,237     2,943,455     2,958,499
Store operating, general
 and administrative expense          (2,783,503)   (2,873,985)   (2,890,219)
Write-off of goodwill and
 long-lived assets                             -     (127,000)             -
                                     -----------   -----------    ----------
Income (loss) from operations            151,734      (57,530)        68,280
Interest expense                        (73,143)      (72,972)      (63,318)
Interest income                            2,501         1,054         1,599
                                     -----------   -----------    ----------
Income (loss) before income taxes
 and cumulative effect of
 accounting change                        81,092     (129,448)         6,561
Provision for income taxes              (23,868)      (37,138)       (2,602)
                                     -----------   -----------    ----------
Income (loss) before cumulative
 effect of accounting change              57,224     (166,586)         3,959
Cumulative effect on prior years of
 change in accounting principle:
   Postemployment benefits                     -       (4,950)             -
                                     -----------    ----------    ----------
Net income (loss)                    $    57,224   $ (171,536)    $    3,959
                                     ===========    ==========    ==========

Earnings (loss) per share:
 Income (loss) before cumulative
   effect of accounting change       $     1.50     $    (4.36)   $      .10
 Cumulative effect on prior years of
   change in accounting principle:
   Postemployment benefits                    -           (.13)            -
                                     -----------    ----------    ----------
Net income (loss) per share          $     1.50     $    (4.49)   $      .10
                                     ===========    ==========    ==========


See Notes to Consolidated Financial Statements.
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

               The Great Atlantic & Pacific Tea Company, Inc.
(Dollars in thousands)
- ----------------------
                                         Fiscal 1995  Fiscal 1994 Fiscal 1993
                                         -----------  ----------- -----------
Common stock:
   Balance at beginning of year            $ 38,229    $ 38,229     $ 38,229
                                           --------    --------     --------
   Balance at end of year                  $ 38,229    $ 38,229     $ 38,229
                                           ========    ========     ========
Capital surplus:
   Balance at beginning of year            $453,475    $453,475     $453,475
                                           --------    --------     --------
   Balance at end of year                  $453,475    $453,475     $453,475
                                           ========    ========     ========

Cumulative translation adjustment:
   Balance at beginning of year           $(49,227)   $(26,103)    $(12,809)
   Exchange adjustment, (net of tax
     for fiscal 1993)                       (1,709)     (3,317)     (13,294)
   Elimination of deferred income tax asset
     (see "Income Taxes" footnote)                -    (19,807)            -
                                           --------    --------     --------
   Balance at end of year                 $(50,936)   $(49,227)    $(26,103)
                                           ========    ========     ========

Retained earnings:
   Balance at beginning of year            $332,800    $529,179     $555,796
   Net income (loss)                         57,224   (171,536)        3,959
   Cash dividends                           (7,644)    (24,843)     (30,576)
                                           --------    --------     --------
   Balance at end of year                  $382,380    $332,800     $529,179
                                           ========    ========     ========

Treasury stock, at cost:
   Balance at beginning of year           $   (363)   $   (363)    $   (361)
   Purchase of Treasury stock                     -           -          (2)
                                           --------    --------     --------
   Balance at end of year                 $   (363)   $   (363)    $   (363)
                                           ========    ========     ========


See Notes to Consolidated Financial Statements.
CONSOLIDATED BALANCE SHEETS
               The Great Atlantic & Pacific Tea Company, Inc.

                                               February 24,     February 25,
(Dollars in thousands)                             1996             1995
- ---------------------                          ------------     -----------
Assets
Current assets:
  Cash and short-term investments               $   99,772       $  128,930
  Accounts receivable                              205,133          205,619
  Inventories                                      826,510          811,964
  Prepaid expenses and other assets                 52,687           47,218
                                                ----------       ----------
    Total current assets                         1,184,102        1,193,731
                                                ----------       ----------
Property:
  Land                                             129,567          117,508
  Buildings                                        321,830          287,340
  Equipment and leasehold improvements           2,084,609        2,080,103
                                                ----------       ----------
     Total-at cost                               2,536,006        2,484,951
  Less accumulated depreciation
    and amortization                           (1,074,841)      (1,018,708)
                                                ----------       ----------
                                                 1,461,165        1,466,243
  Property leased under capital leases              93,379          107,494
                                                ----------       ----------
Property-net                                     1,554,544        1,573,737
Other assets                                       138,195          127,320
                                                ----------       ----------
                                                $2,876,841       $2,894,788
                                                ==========       ==========

Liabilities and Shareholders' Equity
Current liabilities:
 Current portion of long-term debt              $   13,040       $  112,821
 Current portion of obligations
    under capital leases                            13,125           14,492
 Accounts payable                                  452,257          447,081
 Book overdrafts                                   157,022          157,521
 Accrued salaries, wages and benefits              148,960          158,109
 Accrued taxes                                      59,407           51,345
 Other accruals                                    161,984          155,085
                                                ----------       ----------
    Total current liabilities                    1,005,795        1,096,454
                                                ----------       ----------
Long-term debt                                     650,169          612,473

Obligations under capital leases                   129,887          146,400

Deferred income taxes                              130,071          118,579

Other non-current liabilities                      138,134          145,968

Shareholders' equity:
 Preferred stock-no par value;
   authorized - 3,000,000 shares;
   issued-none
 Common stock-$1 par value;
    authorized - 80,000,000 shares;
    issued 38,229,490 shares                        38,229           38,229
 Capital surplus                                   453,475          453,475
 Cumulative translation adjustment                (50,936)         (49,227)
 Retained earnings                                 382,380          332,800
 Treasury stock, at cost, 9,157 shares               (363)            (363)
                                                ----------       ----------
    Total shareholders' equity                     822,785          774,914
                                                ----------       ----------
                                                $2,876,841       $2,894,788
                                                ==========       ==========

See Notes to Consolidated Financial Statements.
STATEMENTS OF CONSOLIDATED CASH FLOWS
               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands)                   Fiscal 1995  Fiscal 1994 Fiscal 1993
- ---------------------                    -----------  ----------- -----------

Cash Flows From Operating Activities:
Net income (loss)                         $  57,224   $(171,536)   $   3,959
Adjustments to reconcile net income (loss)
  to cash provided by operating activities:
  Write-off of goodwill and
     long-lived assets                            -      127,000           -
  Cumulative effect on prior years of change
     in accounting principle:
      Postemployment benefits                     -        4,950           -
  Depreciation and amortization             225,449      235,444     235,910
  Deferred income tax provision (benefit) on
     income (loss) before cumulative effect
     of accounting change                     9,496       20,836    (19,568)
  (Gain) loss on disposal of owned property (3,177)        (816)       1,032
  (Increase) decrease in receivables            556     (15,197)       1,936
  (Increase) decrease in inventories       (13,103)       34,048      12,928
  Increase in prepaid expenses and
    other current assets                      (573)      (1,341)     (7,981)
  Increase (decrease) in accounts payable     3,944      (9,996)     (1,557)
  Increase (decrease) in accrued expenses   (4,251)        1,295      46,292
  Increase (decrease) in store closing
    reserves                               (18,240)        2,012    (34,522)
  Increase (decrease) in other accruals
    and other liabilities                    16,518     (43,603)    (19,438)
  Other operating activities, net          (11,873)      (1,756)     (5,385)
                                          ---------    ---------   ---------
Net cash provided by operating activities   261,970      181,340     213,606
                                          ---------    ---------   ---------

Cash Flows From Investing Activities:
Expenditures for property                 (236,139)    (214,886)   (267,329)
Proceeds from disposal of property           34,576       12,113      19,464
Acquisition of business,
  net of cash acquired                            -            -    (42,948)
                                          ---------    ---------   ---------
Net cash used in investing activities     (201,563)    (202,773)   (290,813)
                                          ---------    ---------   ---------

Cash Flows From Financing Activities:
Changes in short-term debt                   25,598     (30,912)      12,410
Proceeds under revolving lines of credit
  and long-term borrowings                  594,613      229,447     237,340
Payments on revolving lines of credit
  and long-term borrowings                (683,442)     (93,085)   (146,052)
Principal payments on capital leases       (17,953)     (15,923)    (18,876)
Increase (decrease) in book overdrafts      (1,075)     (37,720)      39,192
Cash dividends                              (7,644)     (24,843)    (30,576)
Purchase of Treasury stock                        -            -         (2)
                                          ---------    ---------  ----------
Net cash provided by (used in)
  financing activities                     (89,903)       26,964      93,436
                                          ---------    ---------   ---------

Effect of exchange rate changes on cash and
  short-term investments                        338        (837)     (2,113)
                                          ---------    ---------   ---------

Net Increase (Decrease) in Cash and
  Short-term Investments                   (29,158)        4,694      14,116
Cash and Short-term Investments
  at Beginning of Year                      128,930      124,236     110,120
                                          ---------    ---------   ---------

Cash and Short-term Investments
  at End of Year                          $  99,772    $ 128,930   $ 124,236
                                          =========    =========   =========

See Notes to Consolidated Financial Statements.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company operates retail supermarkets in the United States and Canada. The U.S. operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest.
See the following footnotes for additional information on the Canadian
Operations: Operations in Geographic Areas, Write-off of Goodwill and Long-Lived Assets, Income Taxes and Retirement Plans and Benefits.

Fiscal Year

The Company's fiscal year ends on the last Saturday in February. Fiscal 1995 ended February 24, 1996, fiscal 1994 ended February 25, 1995 and fiscal 1993 ended February 26, 1994. Fiscal 1995, fiscal 1994 and fiscal 1993 were each comprised of 52 weeks.

Common Stock

The principal shareholder of the Company, Tengelmann
Warenhandelsgesellschaft, owned 53.98% of the Company's common stock as of February 24, 1996.

Cash and Short-term Investments

Short-term investments that are highly liquid with an original maturity of three months or less are included in cash and short-term investments and are deemed to be cash equivalents.

Inventories

Store inventories are valued principally at the lower of cost or market with cost determined under the retail method. Warehouse and other inventories are valued primarily at the lower of cost or market with cost determined on a first-in, first-out basis. Inventories of certain acquired companies are valued using the last-in, first-out method, which was their practice prior to acquisition.

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

Earnings (Loss) Per Share

Earnings (loss) per share is based on the weighted average number of common and dilutive common equivalent shares outstanding during the fiscal year which was 38,221,707 in fiscal 1995 and 38,220,333 in both fiscal 1994 and 1993. Stock options outstanding were considered common stock equivalents to the extent that they were dilutive.

Excess of Cost over Net Assets Acquired

The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over forty years. At each balance sheet date, management reassesses the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on an undiscounted basis. If the results of such comparison indicate that an impairment may be more likely than not, the Company will recognize a charge to operations at that time based upon the difference between the present value of the expected cash flows from future operating results (utilizing a discount rate equal to the Company's average cost of funds at that time) and the balance sheet value. The recoverability of goodwill is at risk to the extent the Company is unable to achieve its forecast assumptions regarding cash flows from operating results. At February 24, 1996, the Company estimates that the cash flows projected to be generated by the respective businesses on an undiscounted basis should be sufficient to recover the existing goodwill balance over its remaining life (see "Write-off of Goodwill and Long-Lived Assets" footnote).

Long-Lived Assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") was issued by the Financial Accounting Standards Board in March 1995. The Company adopted the provisions of SFAS 121 during the fourth quarter of fiscal 1995. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

The Company has performed a review based upon groups of assets and the undiscounted estimated future cash flows from such assets and determined that the carrying value of such assets were recoverable from the respective cash flows.

The adoption of SFAS 121 did not have an effect on the financial position or results of operations of the Company.

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

The Company accrues for vested and non-vested vacation pay. Liabilities for compensated absences of $80 million and $81 million at February 24, 1996 and February 25, 1995, respectively, are included in the balance sheet caption "Accrued salaries, wages and benefits."

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying balance sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The Company determines the required liability of such claims based upon various assumptions which include, but are not limited to, the Company's historical loss experience, industry loss standards, projected loss development factors, projected payroll, employee headcount and other internal data. It is reasonably possible that the final resolution of some of these claims may require significant expenditures by the Company in excess of its existing reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation.
INVENTORY

Approximately 28.0% of the Company's inventories are valued using the last-in, first-out ("LIFO") method. Such inventories would have been $14 million and $15 million higher at February 24, 1996 and February 25, 1995, respectively, if the retail and first-in, first-out methods were used. During fiscal 1995, the Company recorded a LIFO charge of approximately $2 million. During fiscal 1994 and 1993, the Company recorded a LIFO credit of approximately $2 million and $3 million, respectively. Liquidation of LIFO layers in the periods reported did not have a significant effect on the results of operations.

WRITE-OFF OF GOODWILL AND LONG-LIVED ASSETS

During the third quarter of fiscal 1994, the Company recorded a non-cash charge of $127 million reflecting $50 million for the write-off of goodwill related to the acquisition of Miracle Food Mart ("Miracle") stores in Canada and $77 million for the write-down of certain Miracle fixed assets. Miracle experienced a work stoppage for a 14-week period at the end of fiscal 1993. Under Canadian labor laws the stores were closed during this time period.
The labor dispute was settled and the stores re-opened for business on February 25, 1994. The Company anticipated that the new labor agreement would have a positive impact on operating results assuming historical sales levels could be attained. Through the first half of fiscal 1994, the
Company expended significant promotional efforts in order to regain its pre-strike sales levels. The sales performance through the first half of fiscal 1994 was disappointing and the Company continued to monitor Miracle's performance through the third quarter. Sales performance in the third quarter of fiscal 1994 continued to be negative when compared to pre-strike sales levels. The Company, no longer believing that Miracle's negative operating performance was temporary, revised its future expected cash flow projections. These revised projections indicated that the goodwill balance would not be recoverable over its remaining life. Further, these projections indicated that the operating results of Miracle would not be sufficient to absorb the depreciation and amortization of certain of its operating fixed assets. Accordingly, Miracle's goodwill balance was written-off and fixed assets relating to Miracle stores which were expected to continue to generate operating losses were written-down as of the end of the third quarter of fiscal 1994.
INDEBTEDNESS
Debt consists of:
                                          February 24,     February 25,
(Dollars in thousands)                        1996             1995
- ---------------------                     -----------      -----------

9 1/8% Notes, due January 15, 1998         $200,000           $200,000
7.70% Senior Notes, due January 15, 2004    200,000            200,000
7.78% Notes due November 1, 2000             75,000                  -
Mortgages and Other Notes, due
  1996 through 2014 (average interest
  rates at year end of 9.77% and
  9.70%, respectively)                       39,279             42,249
U.S. Bank Borrowings at 5.73%
  and 6.60%, respectively                    95,000            168,000
Canadian Commercial Paper at 6.20%
  and 7.30%, respectively                     7,977             21,085
Canadian Bank Borrowings at 6.03%
  and 8.70%, respectively                    46,223             94,373

Less unamortized discount on 9 1/8% Notes     (270)              (413)
                                           --------           --------
                                            663,209            725,294
                                           --------           --------
Less current portion                       (13,040)          (112,821)
                                           --------           --------
Long-term debt                             $650,169           $612,473
                                           ========           ========

As of February 24, 1996, the Company has outstanding a total of $400 million of unsecured, non-callable public debt securities in the form of $200 million 9 1/8% Notes due January 15, 1998, and $200 million 7.70% Notes due January 15, 2004.

On October 17, 1995, the Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Ltd.("A&P Canada"), issued U.S. $75 million of unsecured, non-callable 7.78% Notes due November 1, 2000 guaranteed by the Company. The net proceeds from the issuance of these Notes were used to repay indebtedness under the Canadian subsidiary's revolving credit facility. In conjunction with the issuance of the U.S. $75 million Notes, A&P Canada entered into a five year cross-currency swap agreement expiring November 1, 2000. The cross-currency swap agreement requires A&P Canada to make net payments to the counterparty based on a fixed interest differential on a semi-annual basis. The interest differential to be paid under the swap agreement is accrued over the life of the agreement as an adjustment to the yield of the 7.78% Notes and is recorded as interest expense. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its currency swap. The Company anticipates, however, the counterparty will be able to fully satisfy its obligations under the contracts.


In December 1995, the Company executed an unsecured five year $400 million U.S. credit agreement and a five year C$100 million Canadian credit agreement with a syndicate of banks enabling it to borrow funds on a revolving basis sufficient to refinance any outstanding short-term borrowings. In addition, the U.S. has lines of credit with banks amounting to $50 million. Borrowings under these U.S. credit agreements were $95 million and $168 million at February 24, 1996, and February 25, 1995, respectively. The Company pays a facility fee ranging from 3/16% to 1/2% per annum on the Company's revolving credit facility. A&P Canada has a C$100 million loan facility with outstanding borrowings of C$74 million at February 24, 1996. In fiscal 1994, A&P Canada had a C$200 million loan facility with outstanding borrowings of C$161 million at February 25, 1995.

The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum net worth and maximum levels of indebtedness and lease commitments. The Company was in compliance with all such financial covenants as of February 24, 1996.

The net book value of real estate pledged as collateral for all mortgage loans amounted to approximately $49 million as of February 24, 1996.

Combined U.S. bank and Canadian bank and commercial paper borrowings of $139 million as of February 24, 1996 are classified as non-current as the Company has the ability and intent to refinance these borrowings on a long-term basis.

Maturities for the next five fiscal years are: 1996-$13 million; 1997-$242 million; 1998-$44 million; 1999-$48 million; 2000-$78 million. Interest payments on indebtedness were approximately $54 million for fiscal 1995, $52 million for fiscal 1994 and $41 million for fiscal 1993.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

(Dollars in thousands)   February 24, 1996   February 25, 1995
- ---------------------    -----------------   -----------------
                         Carrying   Fair     Carrying   Fair
Liabilities:              Amount    Value     Amount    Value
                         --------  --------  --------  --------
9 1/8% Notes, due
  January 15, 1998       $199,730  $209,440  $199,587  $202,000
                         --------  --------  --------  --------
7.70% Senior Notes, due
  January 15, 2004       $200,000  $198,360  $200,000  $174,000
                         --------  --------  --------  --------
7.78% Notes due
  November 1, 2000       $ 75,000  $ 75,713  $      -  $      -
                         --------  --------  --------  --------
Total Indebtedness       $663,209  $671,992  $725,294  $701,707
                         ========  ========  ========  ========

Fair value for the public debt securities is based on quoted market prices. With respect to all other indebtedness, Company management has evaluated such debt instruments and has determined, based on interest rates and terms, that the fair value of such indebtedness approximates carrying value at February 24, 1996, and February 25, 1995. As of February 24, 1996, and February 25, 1995, the carrying values of cash and short-term investments, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.

At February 24, 1996, the fair value of the cross-currency swap agreement was approximately $0.9 million. The fair value was determined by the counterparty which is a widely recognized investment banker.

As of the end of fiscal 1995, the Company holds equity securities of both common and cumulative preferred stock in Isosceles PLC which were written-off in their entirety during fiscal 1992. There are no quoted market prices for these securities and it is not practicable, considering the materiality of these securities to the Company, to obtain an estimate of their fair value. The Company believes that the fair value for these securities is zero based upon Isosceles' current and prior year results.

LEASE OBLIGATIONS

The Company operates primarily in leased facilities. Lease terms generally range up to twenty-five years for store leases and thirty years for other leased facilities, with options to renew for additional periods. The majority of the leases contain escalation clauses relating to real estate tax increases and certain store leases provide for increases in rentals when sales exceed specified levels. In addition, the Company also leases some store equipment and trucks.

The consolidated balance sheets include the following:

                                            February 24,   February 25,
(Dollars in thousands)                          1996           1995
- ---------------------                      ------------   ------------

Real property leased under capital leases    $206,543        $238,906
Equipment leased under capital leases               -             663
                                             --------        --------
                                              206,543         239,569
Accumulated amortization                    (113,164)       (132,075)
                                             --------        --------
                                             $ 93,379        $107,494
                                             ========        ========


The Company did not enter into any new capital leases during fiscal 1995 and 1994. The Company entered into $2 million of new capital leases during fiscal 1993. Interest paid as part of capital lease obligations was approximately $18, $20 and $22 million in fiscal 1995, 1994 and 1993, respectively.

Rent expense for operating leases consists of:

(Dollars in thousands)            Fiscal 1995   Fiscal 1994   Fiscal 1993
- ---------------------             -----------   -----------   -----------
Minimum rentals                     $154,439       $154,488      $151,289
Contingent rentals                     5,890          6,619         6,883
                                    --------       --------      --------
                                    $160,329       $161,107      $158,172
                                    ========       ========      ========

Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 24, 1996 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to facilities for which reserves have previously been established.

(Dollars in thousands)                          Capital
- ---------------------                           Leases
                                                  Real      Operating
Fiscal                                          Property      Leases
- ------                                          --------    ---------
1996                                            $ 29,685  $  153,329
1997                                              27,740     145,958
1998                                              26,384     137,857
1999                                              24,237     129,399
2000                                              23,065     121,499
2001 and thereafter                              130,532   1,072,075
                                                --------  ----------
                                                 261,643  $1,760,117
                                                          ==========
Less executory costs                             (2,485)
                                                --------
Net minimum rentals                              259,158
Less interest portion                          (116,146)
                                                --------
Present value of net minimum rentals            $143,012
                                                ========

INCOME TAXES
The components of income (loss) before income taxes and cumulative effect of accounting change are as follows:

(Dollars in thousands)             Fiscal 1995   Fiscal 1994   Fiscal 1993
- ----------------------             -----------   -----------   -----------
  United States                       $73,364     $  80,509      $ 52,280
  Canadian                              7,728     (209,957)      (45,719)
                                      -------     ---------      --------
  Total                               $81,092    $(129,448)      $  6,561
                                      =======     =========      ========

The provision for income taxes before cumulative effect of accounting change consists of the following:

(Dollars in thousands)             Fiscal 1995   Fiscal 1994   Fiscal 1993
- ---------------------              -----------   -----------   -----------
Current:
  Federal                             $15,129      $  8,577      $ 13,500
  Canadian                            (5,622)         2,687         5,744
  State and local                       4,865         5,038         2,926
                                      -------      --------      --------
                                       14,372        16,302        22,170
                                      -------      --------      --------
Deferred:
  Federal                               9,387       (9,922)         2,723
  Canadian                              3,448      (88,948)      (22,486)
  State and local                         109           114           195
  Canadian valuation
    allowance                         (3,448)       119,592             -
                                      -------      --------      --------
                                        9,496        20,836      (19,568)
                                      -------      --------      --------
                                      $23,868      $ 37,138      $  2,602
                                      =======      ========      ========


The deferred income tax provision (benefit) results primarily from the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, Canadian net operating tax loss carryforwards and the Canadian valuation allowance.

The Canadian deferred income tax benefit for fiscal 1994 relates primarily to net operating tax loss carryforwards, the write-off of goodwill and certain long-lived assets and other temporary differences associated with the Company's operations in Canada. Management has assessed the likelihood of realizing the Canadian net deferred income tax assets and, based on all available evidence, expects it is not likely that such assets will be realized. Accordingly, during the third quarter of fiscal 1994, the Company recorded a valuation allowance to reserve for previously recognized deferred tax benefits and continued through the remainder of fiscal 1994 to provide a valuation allowance against its deferred income tax benefits. At February 25, 1995, a valuation allowance existed for the entire amount of net deferred income tax assets related to Canada. During fiscal 1995, since the Canadian operations generated pretax earnings, the Company reversed approximately $3.4 million of the valuation allowance. Although Canada generated pretax earnings in fiscal 1995, the Company was unable to conclude that realization of such deferred tax assets was more likely than not due to pretax losses experienced by Canada in prior years. Accordingly, at February 24, 1996, the Company is continuing to fully reserve its Canadian net deferred tax assets. The valuation allowance will be adjusted when and if, in the opinion of Management, significant positive evidence exists which indicates that it is more likely than not that the Company will be able to realize the Canadian deferred tax assets.

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

The Company's Canadian net operating tax loss carryforwards of approximately $192 million will expire between February 1999 and February 2003.

The income tax provision recorded in fiscal 1993 reflects the increase in the corporate tax rate of 1%, partially offset by retroactive targeted jobs tax credits as prescribed by the Omnibus Budget Reconciliation Act of 1993.



A reconciliation of income taxes at the 35% federal statutory income tax rate for fiscal 1995, 1994 and 1993 to income taxes as reported is as follows:

(Dollars in thousands)                    Fiscal 1995 Fiscal 1994Fiscal 1993
- ---------------------                     ----------- ----------------------
Income taxes computed at federal
  statutory income tax rate                 $28,382   $(45,307)     $ 2,296
Effect of 1% statutory rate change                -           -       2,519
Targeted jobs tax credits                         -     (1,300)     (1,656)
State and local income taxes, net of
  federal tax benefit                         3,233       3,348       2,031
Tax rate differential relating
  to Canadian operations                    (4,879)    (12,775)     (3,261)
Canadian valuation allowance                (3,448)     119,592           -
Goodwill                                        580         580         673
Reduction of tax liabilities
  associated with undistributed
  earnings                                        -    (27,000)           -
                                            -------    --------     -------
Income taxes, as reported                   $23,868    $ 37,138     $ 2,602
                                            =======    ========     =======

The tax rate differential relating to Canadian operations in the above table includes a $6.5 million benefit related to a refund of previously paid Canadian taxes.

Income tax payments for fiscal 1995, 1994 and 1993 were approximately $19, $12 and $15 million, respectively.



The components of net deferred tax assets (liabilities) are as follows:

                                           February 24,   February 25,
(Dollars in thousands)                         1996          1995
- ---------------------                      ------------   ------------
Current assets:
  Insurance reserves                      $  27,372        $  22,976
  Other reserves                              8,172           11,240
  Lease obligations                           1,994            2,090
  Pension obligations                        11,137            9,331
  Miscellaneous                               4,968            5,033
                                           --------         --------
                                             53,643           50,670
                                           --------         --------
Current liabilities:
  Inventories                              (15,172)         (15,382)
  Health and Welfare                       (10,007)         (10,071)
  Miscellaneous                             (2,678)          (2,165)
                                           --------         --------
                                           (27,857)         (27,618)
                                           --------         --------
Valuation allowance                         (2,660)          (4,706)
                                           --------         --------
Deferred income taxes included in
  prepaid expenses and other assets        $ 23,126         $ 18,346
                                           ========         ========

Non-current assets:
  Alternative minimum tax credits          $      -        $  23,500
  Isosceles investment                       42,617           42,617
  Fixed assets                               10,129           14,504
  Other reserves                              7,191           14,038
  Lease obligations                          20,519           21,228
  Canadian loss carryforwards                85,494           78,709
  Insurance reserves                          8,820            8,400
  Accrued postretirement and
    postemployment benefits                  28,569           27,798
  Miscellaneous                              17,727           17,365
                                          ---------        ---------
                                            221,066          248,159
                                          ---------        ---------
Non-current liabilities:
  Fixed assets                            (193,432)        (204,674)
  Pension obligations                      (20,619)         (17,552)
  Miscellaneous                            (25,800)         (29,626)
                                          ---------        ---------
                                          (239,851)        (251,852)
                                          ---------        ---------
Valuation allowance                       (111,286)        (114,886)
                                          ---------        ---------
Deferred income taxes                    $(130,071)       $(118,579)
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

The components of net pension cost are as follows:

(Dollars in thousands)          Fiscal 1995     Fiscal 1994   Fiscal 1993
- ---------------------           -----------     -----------   -----------
Service cost                     $  9,340        $ 11,182        $ 10,665
Interest cost                      23,976          22,858          22,997
Actual return on plan assets     (42,724)        (17,448)        (61,730)
Net amortization and deferral      16,362         (9,246)          35,816
                                 --------        --------        --------
Net pension cost                 $  6,954        $  7,346        $  7,748
                                 ========        ========        ========


The Company's U.S. defined benefit pension plans are accounted for on a calendar year basis while the Company's Canadian defined benefit pension plans are accounted for on a fiscal year basis. The majority of plan assets is invested in listed stocks and bonds. The funded status of the plans is as follows:

                                          1995                  1994
                               ---------------------- ----------------------
                                  Assets  Accumulated    Assets  Accumulated
                                  Exceed    Benefits     Exceed    Benefits
                               Accumulated   Exceed   Accumulated   Exceed
(Dollars in thousands)           Benefits    Assets     Benefits    Assets
- ---------------------          ----------- ---------- ----------- ----------

Accumulated benefit obligation:
 Vested                          $267,391   $ 36,396   $212,257    $ 41,243
 Nonvested                          3,393      1,776      3,218       1,119
                                 --------   --------   --------    --------

                                 $270,784   $ 38,172   $215,475    $ 42,362
                                 ========   ========   ========    ========

Projected benefit obligation     $279,667   $ 40,324   $224,720    $ 44,012
Plan assets at fair value         333,100     16,752    270,939      25,368
                                 --------   --------   --------    --------

Excess (deficiency) of assets
 over projected benefit obligation 53,433 (23,572) 46,219 (18,644) Unrecognized net transition
 (asset) obligation               (8,097)       (78)    (7,248)         218
Unrecognized net (gain) loss
 from experience differences      (9,271)      2,649    (9,232)       (252)
Unrecognized prior service cost     3,357      4,115      3,609       3,808
Additional minimum liability            -    (4,614)          -     (2,522)
                                 --------   --------   --------    --------
Prepaid pension asset
 (pension liability)             $ 39,422  $(21,500)   $ 33,348   $(17,392)
                                 ========   ========   ========    ========


During the year ended February 25, 1995, the Company's Canadian subsidiary and the United Food & Commercial Workers International Union, Locals 175 and 633, entered into an agreement which will result in the amalgamation of three of the Company's Canadian defined benefit pension plans with the Canadian Commercial Workers Industry Pension Plan ("CCWIPP"), effective July 1, 1994, subject to the approval of the CCWIPP trustees and the appropriate regulatory bodies. Under the terms of this agreement, CCWIPP will assume the assets and defined benefit liabilities of the three pension plans and the Company will be required to make defined contributions to CCWIPP based upon hours worked by its employees who are members of CCWIPP. The Company expects that the necessary approvals will be received by June 1996. At February 24, 1996, prepaid pension assets of approximately $13 million related to the aforementioned plans are included in the above table.

Actuarial assumptions used to determine year-end plan status are as follows:

                                      1995                1994
                                 ----------------    ---------------
                                 U.S.      Canada     U.S.    Canada
                                 ----      ------     ----    ------

Discount rate                   7.00%       8.50%    8.50%      9.50%
Weighted average rate of
   compensation increase        4.00%       4.00%    5.50%      4.00%
Expected long-term rate of
   return on plan assets        8.00%       8.80%    8.50%      9.25%

The impact of the changes in the actuarial assumptions has been reflected in the funded status of the pension plans and the Company believes that such changes will not have a material effect on net pension cost for fiscal 1996.

Defined Contribution Plans

The Company maintains a defined contribution retirement plan to which the Company contributes 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. The Company contributes to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in the Company's contributions after 5 years of service. The Company's contributions charged to operations for both plans were approximately $11 million in each of the three fiscal years in the period ended February 24, 1996.

The Company participates in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by the Company's other pension plans. The pension expense for these plans approximated $38 million in both fiscal 1995 and 1993 and $39 million in fiscal 1994. The Company could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, the Company has not established any liabilities because such withdrawal from these plans is not probable.


Postretirement Benefits

The Company and its wholly-owned subsidiaries provide postretirement health care and life benefits to certain union and non-union employees. The Company recognizes the cost of providing postretirement benefits during employees' active service period.

The components of net postretirement benefits cost are as follows:

(Dollars in millions)       Fiscal 1995   Fiscal 1994   Fiscal 1993
- --------------------        -----------   -----------   -----------
Service cost                    $0.6          $0.6          $0.6
Interest cost                    2.9           3.6           3.9
Net amortization and deferral   (0.8)            -             -
                                ----          ----          ----
Net postretirement
   benefits cost                $2.7          $4.2          $4.5
                                ====          ====          ====

The unfunded status of the plans is as follows:


(Dollars in millions)                 Fiscal 1995  Fiscal 1994
- ---------------------                 -----------  -----------

Unfunded accumulated benefit obligation:
  Retirees                                $19.1         $24.0
  Fully eligible active plan participants   3.5           3.6
  Other active plan participants           13.2           8.2
                                          ------        ------
                                           35.8          35.8
                                          ------        ------
Unrecognized net gain from
  experience differences                   15.6          15.0
                                          ------        ------
Accrued postretirement costs              $51.4         $50.8
                                          ======        ======

Assumed discount rate                       7.0%          8.5%
                                          ======        ======


The assumed rate of future increase in health care benefit cost was 10.0% in fiscal 1995 and is expected to decline to 5.0% by the year 2025 and remain at that level thereafter. The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year on the net postretirement health care cost and the accumulated postretirement benefit obligation would be $0.4 million and $3.3 million, respectively. Postemployment Benefits

Effective February 27, 1994, the Company adopted Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires the accrual of costs for preretirement postemployment benefits provided to former or inactive employees and the recognition of an obligation for these benefits.
The Company's previous accounting policy had been to accrue for workers' compensation and a principal portion of long-term disability benefits and to expense other postemployment benefits, such as short-term disability, as incurred. As a result of adopting SFAS 112, the Company recorded a charge of $5.0 million, net of applicable income taxes of $3.9 million, as the cumulative effect of recording the obligation as of the beginning of fiscal 1994. The effect of adopting SFAS 112 had an immaterial effect on the financial results before the cumulative effect of accounting change for fiscal 1994.


STOCK OPTIONS

On  March  18,  1994, the Board of Directors approved the 1994 Stock  Option
Plan for its officers and key employees. The 1994 Stock Option Plan provides for the granting of 1,500,000 shares as either options or Stock Appreciation Rights ("SAR's"). Options and SAR's issued under this plan are granted at the fair market value of the Company's common stock at the date of grant. SAR's allow the optionee, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price. A total of 669,000 options and 10,000 SAR's were granted in fiscal 1995.

On March 18, 1994, the Board of Directors approved a 1994 Stock Option Plan for Directors of the Company. This plan provides for the granting of up to 100,000 stock options, which are granted at the fair market value of the Company's common stock at the date of grant. Options granted under this plan in fiscal 1995 totaled 1,800.

The Company had a 1984 Stock Option Plan for its officers and key employees which expired on February 1, 1994. The 1984 Stock Option Plan, which provided for the granting of 1,500,000 shares was amended as of July 10, 1990, to increase by 1,500,000 the number of options available for grant as either options or SAR's. Each option was available for grant at the fair market value of the Company's common stock on the date the option was granted.

A summary of SAR transactions is as follows:

Officers and Key Employees
- --------------------------                      Price Range
                                      Shares      Per Share
                                    --------- ---------------

Outstanding February 27, 1993       1,179,125 $21.50 - $65.13
 Granted                            1,270,000  23.38 -  26.00
 Cancelled or expired                (35,000)  23.38 -  52.38
                                    --------- ---------------
Outstanding February 26, 1994       2,414,125 $21.50 - $65.13
 Cancelled or expired                (26,500)  39.75 -  59.00
 Exercised                            (2,500)           23.38
                                    --------- ---------------
Outstanding February 25, 1995       2,385,125 $21.50 - $65.13
 Granted                               10,000           21.88
 Cancelled or expired               (166,750)  23.38 -  46.38
 Exercised                           (75,625)  21.50 -  24.75
                                    --------- ---------------
Outstanding February 24, 1996       2,152,750 $21.50 - $65.13
                                    ========= ===============
Exercisable at:
 February 25, 1995                  1,575,625 $21.50 - $65.13
 February 24, 1996                  1,666,500 $21.50 - $65.13
                                    ========= ===============

A summary of option transactions is as follows:

Officers, Key Employees and
 Board of Directors
- ---------------------------                       Price Range
                                      Shares      Per Share
                                      ------  ----------------
Outstanding February 27, 1993          15,000          $27.63
                                      ------- ---------------
Outstanding February 26, 1994          15,000          $27.63
 Granted                               69,800   21.50 - 26.50
                                      ------- ---------------
Outstanding February 25, 1995          84,800 $21.50 - $27.63
 Granted                              670,800  21.88 -  27.88
 Cancelled or expired                (10,000)           27.88
                                      ------- ---------------
Outstanding February 24, 1996         745,600 $21.50 - $27.88
                                      ======= ===============

Exercisable at:
 February 25, 1995                     11,250          $27.63
 February 24, 1996                     34,100  $21.50 -$27.63
                                      =======  ==============


In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt a fair value based method of accounting for stock-based compensation plans in which compensation cost is measured at the date the award is granted based on the value of the award and is recognized over the employees' service period. However, SFAS 123 allows an entity to continue to use the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), with proforma disclosures of net income and earnings per share as if the fair value based method had been applied APB 25 requires compensation expense to be recognized over the employees' service period based on the excess, if any, of the quoted market price of the stock at the date the award is granted or other measurement date, as applicable, over an amount an employee must pay to acquire the stock. SFAS 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The Company plans to adopt SFAS 123 during fiscal 1996 and to continue to apply the methods prescribed by APB 25.
LITIGATION


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


OPERATIONS IN GEOGRAPHIC AREAS

The Company has been engaged in the retail food business since 1859 and currently does business principally under the names A&P, Waldbaum's, Food Emporium, Super Fresh, Farmer Jack, Kohl's, Sav-A-Center, Dominion, Miracle Food Mart and Food Basics. Sales in the table below reflect sales to unaffiliated customers in the United States and Canada.


(Dollars in thousands)              Fiscal 1995    Fiscal 1994   Fiscal 1993
- ---------------------               -----------    -----------   -----------
Sales:
  United States                      $ 8,365,327   $ 8,540,871   $ 8,466,338
  Foreign                              1,736,029     1,791,079     1,917,739
                                     -----------   -----------   -----------
  Total                              $10,101,356   $10,331,950   $10,384,077
                                     ===========   ===========   ===========
Income (Loss) From Operations:
  United States                      $   125,118   $   137,804   $   101,305
  Foreign                                 26,616     (195,334)      (33,025)
                                     -----------   -----------   -----------
  Total                              $   151,734  $   (57,530)   $    68,280
                                     ===========   ===========   ===========

Assets:
  United States                       $2,454,347   $ 2,482,108   $ 2,528,239
  Foreign                                422,494       412,680       570,456
                                      ----------   -----------   -----------
  Total                               $2,876,841   $ 2,894,788   $ 3,098,695
                                      ==========   ===========   ===========

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

REALIGNMENT OF STORE OPERATIONS

During fiscal 1992, the Company reassessed store operations in its markets and closed certain stores and identified certain other stores to be closed in the future as part of its realignment of certain operating divisions in the United States and Canada. This program, which included 72 stores, was completed by the end of fiscal 1995. The Company recorded a charge of $43 million in fiscal 1992 to cover the cost of these closings, including future rent, property taxes, common area maintenance costs and equipment disposition costs. These costs, which only included costs subsequent to the actual store closings, were paid principally over four years. During fiscal 1995 and fiscal 1994, store closing costs of approximately $2 million and $14 million, respectively, were charged to this reserve, which did not include the costs associated with closing older and outmoded stores which close in the ordinary course of business and tend to be insignificant as these stores are generally near the end of their lease term and have low net asset values. As of February 24, 1996, the Company had utilized the total amount of this reserve.

In the third quarter of fiscal 1994, the Company recorded a charge in Store operating, general and administrative expense of $17 million to cover the cost of closing 13 non-Miracle stores in Canada during fiscal 1995. The Company utilized $13 million of this reserve in fiscal 1995 and expects to utilize the remaining portion of this reserve during fiscal 1996. As of February 24, 1996, all of the stores were closed.

SUMMARY OF QUARTERLY RESULTS
(unaudited)

The table below summarizes the Company's results of operations by quarter for fiscal 1995 and 1994. The first quarter of each fiscal year contains sixteen weeks while the other quarters each contain twelve weeks.

(Dollars in thousands,    First     Second    Third      Fourth    Total
except per share figures)Quarter   Quarter   Quarter    Quarter     Year
- ------------------------ -------   -------   -------    -------     -----
1995
Sales                  $3,135,514$2,341,171$2,293,597$2,331,074$10,101,356
Gross margin              909,812   669,103   666,121   690,201   2,935,237
Depreciation and
  amortization             70,400    52,340    51,957    50,752     225,449
Income from operations     46,884    29,861    29,235    45,754     151,734
Interest expense           22,873    16,197    17,159    16,914      73,143
Net income                 14,550     9,384     7,735    25,555      57,224
Per share data:

  Net income                  .38       .25       .20       .67       1.50
  Cash dividends              .05       .05       .05       .05        .20
  Market price:
      High                 26.250    28.625    28.875    24.875
      Low                  19.000    23.875    20.000    19.500
Number of stores at
  end of period             1,082     1,063     1,043     1,014
- ----------------------------------------------------------------------------

1994
Sales                  $3,225,359$2,390,914$2,345,597$2,370,080 $10,331,950
Gross margin              912,644   680,911   670,572   679,328   2,943,455
Depreciation and
  amortization             75,019    57,063    53,522    49,840     235,444
Income (loss) from
  operations               31,778    25,868 (144,568)    29,392    (57,530)
Interest expense           20,809    16,807    17,446    17,910      72,972
Income (loss) before
  cumulative effect
  of accounting change      7,245     6,057 (185,665)     5,777   (166,586)

Cumulative effect on prior
  years of change in
  accounting principle:
    Postemployment benefits(4,950)        -         -         -     (4,950)
Net income (loss)           2,295     6,057 (185,665)     5,777   (171,536)
Per share data:
  Income (loss) before
    cumulative effect
    of accounting change       .19      .16      (4.86)      .15      (4.36)

Cumulative effect on prior
  years of change in
  accounting principle:
    Postemployment benefits   (.13)       -         -         -        (.13)

Net income (loss)             .06        .16     (4.86)      .15      (4.49)
  Cash dividends              .20        .20       .20       .05       .65
  Market price:
    High                    27.375    24.500    27.125    23.000
    Low                     22.625    19.875    21.625    17.375
Number of stores at
  end of period             1,152     1,123      1,111    1,108


MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS


The management of The Great Atlantic & Pacific Tea Company, Inc. has prepared the consolidated financial statements and related financial data contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles appropriate to our business and, by necessity and circumstance, include some amounts which were determined using management's best judgments and estimates with appropriate consideration to materiality. Management is responsible for the integrity and objectivity of the financial statements and other financial data included in this report. To meet this responsibility, management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that accounting records are reliable. Management supports a program of internal audits and internal accounting control reviews to provide reasonable assurance that the system is operating effectively.

The Board of Directors pursues its responsibility for reported financial information through its Audit Review Committee. The Audit Review Committee meets periodically and, when appropriate, separately with management, internal auditors and the independent auditors, Deloitte & Touche LLP, to review each of their respective activities.


/s/James Wood                           /s/Fred Corrado
James Wood                              Fred Corrado
Chairman of the Board                   Vice Chairman of the Board and
and Chief Executive Officer             Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

We have audited the accompanying consolidated balance sheets of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies as of February 24, 1996 and February 25, 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 24, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies at February 24, 1996 and February 25, 1995 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 24, 1996 in conformity with generally accepted accounting principles.

As discussed in Notes to Consolidated Financial Statements, in fiscal 1994 the Company changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards No. 112.


/s/Deloitte & Touche LLP
Parsippany, New Jersey
April 25, 1996



FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                              The Great Atlantic & Pacific Tea Company, Inc.
(Dollars in thousands,
except per share figures)
- ------------------------
                  Fiscal 1995 Fiscal 1994 Fiscal 1993 Fiscal 1992Fiscal 1991
                   (52 weeks)  (52 weeks)  (52 weeks)  (52 weeks) (53 weeks)
                  ----------- ----------- ----------- ----------------------
Operating Results
Sales            $10,101,356 $10,331,950 $10,384,077 $10,499,465 $11,590,991
Income (loss) from
   operations        151,734    (57,530)      68,280      44,306     203,854
Depreciation and
   amortization      225,449     235,444     235,910     228,976     224,641
Interest expense      73,143      72,972      63,318      66,436      81,416
Income (loss) before
  cumulative effect
  of accounting
  changes             57,224   (166,586)       3,959    (98,501)      70,664
Cumulative effect on
  prior years of
  changes in
  accounting principles:
   Postemployment
      benefits             -     (4,950)           -           -           -
   Income taxes            -           -           -    (64,500)           -
   Postretirement
      benefits             -           -           -    (26,500)           -
Net income (loss)     57,224   (171,536)       3,959   (189,501)      70,664
Per Share Data
Income (loss) before
  cumulative effect
  of accounting
  changes                1.50     (4.36)         .10      (2.58)       1.85
Cumulative effect on
  prior years of
  changes in
  accounting principles:
    Postemployment benefits -       (.13)         -           -           -
    Income taxes            -          -          -       (1.69)          -
    Postretirement benefits -          -          -        (.69)          -
Net income (loss)        1.50     (4.49)         .10      (4.96)       1.85
Cash dividends            .20       .65          .80        .80         .80
Book value per share    21.53     20.27        26.02      27.06       32.79
Financial Position
Current assets     1,184,102   1,193,731   1,230,339   1,221,492   1,255,908
Current liabilities1,005,795   1,096,454   1,151,132   1,164,723   1,082,042
Working capital      178,307      97,277      79,207      56,769     173,866
Current ratio           1.18        1.09        1.07        1.05        1.16
Expenditures for
  property           236,139     214,886     267,329     204,870     161,902
Total assets       2,876,841   2,894,788   3,098,695   3,090,930   3,293,267
Current portion of
  long-term debt      13,040     112,821      77,755     104,660      55,953
Current portion of
   capital
  lease obligations   13,125      14,492      16,097      18,021      18,604
Long-term debt       650,169     612,473     544,399     414,301     486,129
Long -term portion of
   capital lease
  obligations        129,887     146,400     162,866     182,066     206,003
Total debt           806,221     886,186     801,117     719,048     766,689
Debt to total
   capitalization        .49         .53         .45         .41         .38
Equity
Shareholders' equity 822,785     774,914     994,417   1,034,330   1,253,106
Weighted average shares
  outstanding     38,220,000  38,220,000  38,220,000  38,219,000  38,211,000
Number of registered
  shareholders        10,010      10,867      11,831      12,309      12,871
Other
Number of employees   89,000      92,000      94,000      90,000      94,600
New store openings        30          22          16          11          18
Number of stores at
  year end             1,014       1,108       1,173       1,193       1,238
Total store area
  (square feet)   34,669,000  36,441,000  37,908,000  37,741,000  38,742,000

Number of franchised
   stores at year end      7           -           -           -           -
Total franchised
   stores area
   (square feet)     177,936           -           -           -           -

CORPORATE OFFICERS

James Wood
Chairman of the Board
and Chief Executive Officer

Christian W.E. Haub
President and
Chief Operating Officer

Fred Corrado
Vice Chairman of the Board and
Chief Financial Officer

Gerald L. Good
Executive Vice President,
Marketing and Merchandising

J. Wayne Harris
Executive Vice President,
Canadian Operations

Peter J. O'Gorman
Executive Vice President,
International Store and Product
Development

George Graham
Senior Vice President,
Chief Merchandising Officer

Veronica Hackett
Senior Vice President,
Real Estate

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

R. Paul Gallant
President, Compass Foods

R. Terrence Galvin
Vice President, Treasurer

Kenneth W. Green
Vice President,
Produce Merchandising
and Procurement

Robert A. Keenan
Vice President,
Chief Internal Auditor
Peter R. Lavoy
Vice President,
Grocery Merchandising
and Procurement

Francis X. Leonard
Vice President,
Real Estate Administration

Mary Ellen Offer
Vice President,
Assistant Corporate Secretary
and Senior Counsel

Brian Pall
Vice President,
Real Estate Development

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

Fred Corrado (c)(d)(e)
Vice Chairman of the Board and
Chief Financial Officer

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

(d) Member of Finance Committee,
R.L. "Sam" Wetzel, Chairman

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
Telephone 212-936-5100

Form 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to shareholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey.
Annual Meeting
The Annual meeting of Shareholders will be held at 10:00 a.m. on Tuesday, July 9, 1996 at the Marriott Waterfront Hotel , 80 Compromise St., Annapolis, Maryland. Shareholders are cordially invited to attend.

Common Stock
Common stock of the Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is reported in newspapers and periodical tables as "GtAtPc."