Form 10-K, Exhibit 13
period 1997-02-22
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 1997-05-16
CIK 43300

The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands, except per share amounts)
-----------------------------------------------

                                 Fiscal 1996     Fiscal 1995    Fiscal 1994
                                 -----------     -----------    -----------
Sales                            $10,089,014     $10,101,356    $10,331,950
Income (loss) from operations        169,303         151,734       (57,530)
Income (loss) before cumulative
   effect of accounting change        73,032          57,224      (166,586)
Net income (loss)                     73,032          57,224      (171,536)
Income (loss) per share before
   cumulative effect of
   accounting change                    1.91            1.50          (4.36)
Net income (loss) per share             1.91            1.50          (4.49)
Cash dividends per share                 .20             .20            .65
Expenditures for property            296,878         236,139        214,886
Depreciation and amortization        230,748         225,449        235,444
Working capital                      215,374         190,967         97,277
Shareholders' equity                 890,072         822,785        774,914
Debt to total capitalization             .49             .49            .53
Book value per share                   23.27           21.53          20.27
New store openings                        30              30             22
Number of stores at year end             973           1,014          1,108
Number of franchised stores
   served at year end                     49               7              -


MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Fiscal 1996 Compared with 1995

Sales for fiscal 1996 were $10,089 million, a net decrease of $12 million or 0.1% when compared to fiscal 1995 sales of $10,101 million. U.S. sales decreased $83 million or 1.0% compared to fiscal 1995. U.S. same store sales, which include replacement stores, were down 0.7% from the prior year. In Canada, sales increased $71 million or 4.1% from fiscal 1995 to $1,807 million. Canada same store sales, which include replacement stores, were up 0.5% from the prior year.

   Total Company same store sales, including replacement stores, for fiscal 1996 decreased 0.5% from the prior year. Average weekly sales per supermarket were approximately $195,200 in fiscal 1996 versus $183,300 in fiscal 1995 for a 6.5% increase. During fiscal 1996, the Company opened 27 new supermarkets and 3 new liquor stores, remodeled or expanded 72 stores, and closed 71 stores, of which 23 were converted to Food Basics franchised stores in Canada.

   The sales decrease of $12 million from last year was mainly the result of store closings. The Company closed 171 stores, excluding replacement stores, since the beginning of fiscal 1995 which reduced comparative sales by approximately $443 million or 4.4% in fiscal 1996. The store closures include 41 stores that were subsequently converted to Food Basics franchised stores. The lost sales of the store closures were offset by the opening of 35 new stores, excluding 25 stores that replaced 27 older, outmoded stores, since the beginning of fiscal 1995 which increased sales by approximately $276 million or 2.7% in fiscal 1996. In addition, the opening and conversion of 42 Food Basics franchised stores in fiscal 1996 increased wholesale sales to the Franchisees by $199 million to sales of $205 million in fiscal 1996, from sales of only $6 million in fiscal 1995.

   Gross margin as a percent of sales decreased 0.1% to 29.0% for the current year from 29.1% for the prior year resulting primarily from lower margins on wholesale sales to the Food Basics franchised stores, partially offset by an increase in the retail supermarket margin in both the U.S. and Canada. The gross margin dollar decrease of $14 million is primarily the result of a decrease in gross margin rates of $10 million, a decrease in sales volume which had an impact of decreasing margin by $6 million, partially offset by a higher Canadian exchange rate resulting in an increase of $2 million. The U.S. gross margin increased $16 million principally as a result of increased gross margin rates of $40 million, partially offset by a decrease in sales volume which had an impact of decreasing margin by $24 million. In Canada, gross margin decreased $30 million, primarily resulting from the effect of a decrease in gross margin rates of $50 million, partially offset by sales volume increases which impacted margins by $18 million, and a higher Canadian exchange rate resulting in an increase of $2 million.

   Store operating, general and administrative expense of $2,752 million in fiscal 1996 declined by approximately $31 million from fiscal 1995. As a percent of sales, store operating, general and administrative expense for fiscal 1996 decreased to 27.3% from 27.6% for the prior year. U.S. expenses increased $19 million, principally as a result of increased store labor and rental costs on the new superstores opened in fiscal 1996. Canadian expenses decreased $50 million, principally as a result of reduced store labor and occupancy costs as a result of converting 41 stores to Food Basics franchised stores.

   Interest expense increased $0.1 million from the previous year, primarily due to increased average borrowings in the U.S. partially offset by lower average interest rates.

   Interest income increased $2.0 million from the previous year, primarily due to interest income on equipment leases and inventory notes relating to the Food Basics franchise business.

   Income before taxes for fiscal 1996 was $101 million as compared to $81 million in fiscal 1995 for an increase of $20 million or 24%. Income before taxes increased due to improvements in the results of the Canadian operations of $24 million from $8 million in fiscal 1995 to $32 million in fiscal 1996. The Canadian increase was partially offset by a decrease in U.S. income before taxes from $73 million in fiscal 1995 to $69 million in fiscal 1996.

   The effective tax rate for fiscal 1996 was 27.4% as compared to a tax rate of 29.4% in fiscal 1995. Included in the fiscal 1995 tax provision is a $6.5 million or $0.17 per share credit relating to a refund of previously paid taxes in Canada. Excluding the $6.5 million credit, the fiscal 1995 income tax provision would have been $30.4 million resulting in an effective tax rate of 37.4%. The decrease in the effective tax rate, after giving effect to this credit is mainly attributable to the change in the Canadian income tax valuation allowance. The Company is reversing the income tax valuation allowance to the extent that its Canadian operations generate taxable income.

   During fiscal 1994, the Company recorded a valuation allowance of $119.6 million against Canadian deferred tax assets, which, based upon current available evidence, are not likely to be realized. These deferred tax assets resulted from tax loss carryforwards and deductible temporary differences arising from the Canadian write-off of goodwill and long-lived assets.

   During fiscal 1996, since the Canadian operations generated pretax earnings, the Company reversed approximately $14.3 million of the valuation allowance. Although Canada generated pretax earnings in fiscal 1996 of $32 million and $8 million in fiscal 1995, the Company was unable to conclude that the Canadian deferred tax assets were more likely than not to be realized. This conclusion was based in part on the competitive Canadian marketplace and the significant losses experienced prior to fiscal 1995. Accordingly, at February 22, 1997 the Company is continuing to fully reserve its Canadian net deferred tax assets. The valuation allowance will be adjusted when and if, in the opinion of Management, significant positive evidence exists which indicates that it is more likely than not that the Company will be able to realize the Canadian deferred tax assets.

   Net income for fiscal 1996 was $73 million or $1.91 per share as compared to $57 million or $1.50 per share for fiscal 1995. Excluding the $6.5 million or $0.17 per share Canadian tax refund, fiscal 1995 net income would have been $51 million or $1.33 per share. Accordingly, excluding the effect of such refund, net income increased $22 million or $0.58 per share. The increase in net income is the result of lower store operating, general and administrative expenses of $31 million, coupled with a lower effective income tax rate, partially offset by lower gross margins of $14 million.


Fiscal 1995 Compared with 1994

Sales for fiscal 1995 were $10,101 million, a net decrease of $231 million or 2.2% when compared to fiscal 1994 sales of $10,332 million. U.S. sales decreased $176 million or 2.1% compared to fiscal 1994. U.S. same store sales, which include replacement stores, were down 0.2% from the prior year. In Canada, sales of $1,736 million decreased $55 million or 3.1% from fiscal 1994. Canada same store sales, which include replacement stores, were down 1.6% from the prior year.

   During fiscal 1995, the Company opened 27 new supermarkets and 3 new liquor stores, remodeled or expanded 76 stores, and closed 124 stores, of which 6 were converted to Food Basics franchised stores in Canada, and 8 in the Rhode Island market which were sold to Edwards Super Food Stores in the first quarter of fiscal 1995. The Company recorded sales to the Food Basics franchised stores of $6 million in fiscal 1995. The Company closed 190 stores, excluding replacement stores, since the beginning of fiscal 1994. The store closures, excluding replacement stores, since the beginning of fiscal 1994 reduced comparative sales by approximately $422 million or 4.1% in fiscal 1995. The opening of 33 new stores, excluding 19 stores that replaced 21 older, outmoded stores, since the beginning of fiscal 1994 added approximately $219 million or 2.1% to sales in fiscal 1995.

   Total Company same store sales, including replacement stores, for fiscal 1995 decreased 0.5% from the prior year. Average weekly sales per supermarket were approximately $183,300 in fiscal 1995 versus $176,000 in fiscal 1994 for a 4.1% increase.

   Gross margin as a percent of sales increased 0.6% to 29.1% for the current year from 28.5% for the prior year resulting primarily from increased gross margin rates in both the U.S. and Canada partially offset by increased promotional price reductions in the U.S. The gross margin dollar decrease of $8 million is primarily the result of a decrease in sales volume which had an impact of decreasing margin by approximately $69 million, partially offset by an increase in gross margin rates of $58 million and an increase in the Canadian exchange rate of $3 million. The U.S. gross margin decreased $17 million principally as a result of decreased sales volume which resulted in margins decreasing $50 million partially offset by an increase in gross margin rates of $33 million. In Canada, gross margin increased $9 million, primarily resulting from the effect of an increase in gross margin rates of $25 million and a higher Canadian exchange rate resulting in an increase of $3 million, partially offset by sales volume declines which impacted margins by $19 million.

   Store operating, general and administrative expense of $2,784 million in fiscal 1995 declined by approximately $90 million from fiscal 1994. The fiscal 1994 store operating, general and administrative expense includes charges of $27 million for employee buy-out costs incurred as a result of new labor agreements entered into in Canada and $17 million to cover the cost of closing 13 stores, other than Miracle Food Mart ("Miracle") stores in Canada. As a percent of sales, store operating, general and administrative expense for fiscal 1995 decreased to 27.6% from 27.8% for the prior year. U.S. expenses decreased $4 million, principally as a result of lower store labor costs on reduced sales volume. Canadian expenses decreased $86 million, as a result of the charges noted above of $27 million and $17 million recorded in fiscal 1994, coupled with reduced store labor costs and reduced occupancy costs.

   Included under the Company's 1995 year-end balance sheet captions "Other accruals" and "Other non-current liabilities" are amounts totaling approximately $23 million associated with store closing liabilities. During fiscal 1995 approximately $20 million was charged against the store closing reserve.

   During fiscal 1994, the Company recorded a charge of $127 million representing the write-off of $50 million of goodwill and the write-down of $77 million of fixed assets relating to Miracle stores which were expected to continue to generate operating losses.

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

   During fiscal 1994, the Company recorded a valuation allowance of $119.6 million against Canadian deferred tax assets, which, based upon current available evidence, are not likely to be realized. These deferred tax assets result from tax loss carryforwards and deductible temporary differences arising from the Canadian write-off of goodwill and long-lived assets.

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

   Effective February 27, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). As a result, in fiscal 1994 the Company recorded an after-tax charge of $5 million or $0.13 per share as the cumulative effect of this change on prior years.

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

   Excluding the U.S. reversal of the deferred tax liabilities associated with undistributed earnings of $27 million recorded in fiscal 1994, net income from U.S. operations decreased from $50 million or $1.31 per share in fiscal 1994 to $44 million or $1.15 per share in fiscal 1995. Excluding the above fiscal 1994 Canadian charges and the fiscal 1995 Canadian tax refund, fiscal 1994 would have resulted in a net loss from Canadian operations of $45 million or $1.17 per share and fiscal 1995 would have resulted in net income of $7 million or $0.18 per share for a $52 million increase.


LIQUIDITY AND CAPITAL RESOURCES

The Company ended the 1996 fiscal year with working capital of $215 million compared to $191 million and $97 million at February 24, 1996 and February 25, 1995, respectively. The Company had cash and short-term investments aggregating $99 million at the end of fiscal 1996 compared to $100 million and $129 million at the end of fiscal 1995 and 1994, respectively.

   In December 1995, the Company executed an unsecured five year $400 million U.S. credit agreement and a five year C$100 million (U.S. $73 million at February 22, 1997) Canadian credit agreement with a syndicate of banks, enabling it to borrow funds on a revolving basis sufficient to refinance any outstanding short-term borrowings. The Company pays a facility fee ranging from 3/16% to 1/2% per annum on the U.S. and Canadian revolving credit facilities. Borrowings under the U.S. revolving credit agreement were $95 million and $60 million at February 22, 1997 and February 24, 1996, respectively. A&P Canada has outstanding borrowings of $59 million and $54 million at February 22, 1997 and February 24, 1996, respectively. As of February 22, 1997 the Company has available $305 million under its U.S. revolver and C$19 million (U.S. $14 million at February 22, 1997) under the Canadian credit agreement. As of February 24, 1996, the Company had available $340 million under its U.S. revolver and C$22 million (U.S. $16 million at February 24, 1996) under the Canadian credit agreement. In addition, the U.S. has uncommitted lines of credit with various banks amounting to $145 million and $50 million as of February 22, 1997 and February 24, 1996, respectively. Borrowings under these uncommitted lines of credit amounted to $52 million and $35 million as of February 22, 1997 and February 24, 1996, respectively.

   As of February 22, 1997, the Company has outstanding a total of $400 million of unsecured, non-callable public debt securities in the form of $200 million 9 1/8% Notes due January 15, 1998, and $200 million 7.70% Notes due January 15, 2004. As of February 22, 1997, the Company has $305 million available under the U.S. five year $400 million revolving credit facility,
accordingly, the $200 million   9 1/8% Notes due January 15, 1998 are
recorded as non-current since the Company has the ability and intent to refinance these Notes on a long-term basis. See "Indebtedness" footnote for further discussion.

   On April 15, 1997, the Company issued $300 million 7.75% 10 year Notes due April 15, 2007. The Company used the net proceeds to reduce bank borrowings under the U.S. and Canadian revolving credit facilities, prepay other indebtedness and for general corporate purposes. After reducing borrowings under the U.S. and Canadian revolving credit facilities with the net proceeds of the $300 million Notes, the Company currently intends to draw upon the funds available under the U.S. credit facility to repay at maturity, indebtedness owing in respect of the Company's 9 1/8% Notes due January 15, 1998.

   During April 1997, the Company began discussions with its lenders under its U.S. and Canadian revolving credit facilities (the "Facility") to amend such Facility to principally (I) extend the maturity; (ii) lower the cost of borrowing by reducing the spread payable over certain reference rates: and
(iii) reduce the facility fees payable thereunder. Although there is no assurance that the facility will be amended, the Company does expect to obtain such an amendment.

   On October 17, 1995, the Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Ltd.("A&P Canada"), issued U.S. $75 million of unsecured, non-callable 7.78% Notes due November 1, 2000 guaranteed by the Company. The net proceeds from the issuance of these Notes were used to repay indebtedness under the Canadian subsidiary's revolving credit facility. In conjunction with the issuance of the U.S. $75 million Notes, A&P Canada entered into a five year cross-currency swap agreement expiring November 1, 2000. The cross-currency swap agreement requires A&P Canada to make net payments to the counterparty based on a fixed interest differential on a semi-annual basis. The interest differential to be paid under the swap agreement is accrued over the life of the agreement as an adjustment to the yield of the 7.78% Notes and is recorded as interest expense. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its currency swap. However, the Company anticipates that the counterparty will be able to fully satisfy its obligations under the contracts.

The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum net worth and maximum levels of indebtedness and lease commitments. The Company was in compliance with all such financial covenants as of February 22, 1997, and believes that it will continue to be in compliance.

During fiscal 1996, the Company funded its capital expenditures, debt repayments and cash dividends through internally generated funds combined with proceeds from bank borrowings.

   U.S. bank borrowings were $147 million at February 22, 1997 as compared to $95 million at February 24, 1996. U.S. bank borrowings during fiscal 1996 were at an average interest rate of 5.8% compared to 6.4% in fiscal 1995.

   Canadian bank and commercial paper borrowings were $59 million and $54 million at February 22, 1997 and February 24, 1996, respectively. Canadian bank and commercial paper borrowings during fiscal 1996 were at an average interest rate of 5.3% compared to 8.4% in fiscal 1995.

   For fiscal 1996, capital expenditures totaled $297 million, which included 27 new supermarkets, 3 new liquor stores, 72 remodels and enlargements and 23 stores which were converted to Food Basics franchised stores in Canada.

For fiscal 1997, the Company has planned capital expenditures of approximately $310 million and plans to open 40 new supermarkets, remodel and expand 30 stores and open approximately 20 Food Basics franchised stores in Canada. It has been the Company's experience over the past several years that it typically takes 12 to 15 months after opening for a new store to recoup its opening costs and become profitable thereafter. Risks inherent in retail real estate investments are primarily associated with competitive pressures in the marketplace. From fiscal 1997 through fiscal 2000, the Company intends to improve the use of technology through scanning and other technological advances to improve customer service, store operations and merchandising and to intensify advertising and promotions. The Company currently expects to close approximately 53 stores in fiscal year 1997, in addition to 12 stores which will be converted to the Food Basics format in Canada.

   The Company plans to open approximately 50 new supermarkets in fiscal 1998 and approximately 50 new supermarkets per year thereafter for several years, with an attendant increase in square footage of approximately 3% per year, and to remodel an average of 50 stores per year. The Company's concentration will be on larger stores in the 50,000 to 65,000 square foot range. Costs of each project will vary significantly based upon size, marketing format, geographic area and development involvement required from the Company. The planned costs of these projects approximate $4 million for a new store and $1 million for a remodel or enlargement. Traditionally, the Company leases real estate and expends capital on leasehold improvements and store fixtures and fittings. Consistent with the Company's history, most new store activity will be directed into those areas where the Company achieves its best profitability. Remodeling and enlargement programs are normally undertaken based upon competitive opportunities and usually involve updating a store to a more modern and competitive format.

   On March 18, 1997, the Board of Directors increased the Company's quarterly dividend from $0.05 to $0.10 per share which will increase the annual dividend payment from $7.6 million in fiscal 1996 to $15.3 million in fiscal 1997.

   At fiscal year end, the Company's existing senior debt rating was Baa3 with Moody's Investors Service and BB+ with Standard & Poor's Ratings Group. On April 14, 1997, Standard & Poor's Ratings Group upgraded the Company's rating to BBB-. This rating change is not expected to have a material effect on the Company's profitability or availability of credit. A further change in either of these ratings could affect the availability and cost of financing.

   The Company's current cash resources, together with cash generated from operations, will be sufficient for the Company's 1997 capital expenditure program, mandatory scheduled debt repayments and dividend payments throughout fiscal 1997.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENT

Effective February 25, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation"
("SFAS 123").   In conjunction with the adoption, the Company will continue to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" with pro forma disclosure of net income and earnings per share as if the fair value based method prescribed by SFAS 123 had been applied.

   In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") . SFAS 128 simplifies the financial accounting and reporting standards for computing and presenting earnings per share ("EPS") previously found in Accounting Principles Board Opinion No. 15, "Earnings Per Share" and makes them comparable to international EPS standards. SFAS 128 applies to entities with publicly held common stock or common stock equivalents. SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. SFAS 128 requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

   SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods and requires restatement of all prior period EPS data presented. Earlier application is not permitted. The Company will adopt SFAS 128 in fiscal 1997 and believes the computation of basic EPS will not result in a material difference from primary EPS as currently computed.



STATEMENTS OF CONSOLIDATED OPERATIONS

               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands, except per share amounts)
-----------------------------------------------

                                     Fiscal 1996   Fiscal 1995   Fiscal 1994
                                     -----------   ------------  -----------
Sales                                $10,089,014   $10,101,356   $10,331,950
Cost of merchandise sold             (7,167,315)   (7,166,119)   (7,388,495)
                                     -----------   -----------   -----------
Gross margin                           2,921,699     2,935,237     2,943,455
Store operating, general
 and administrative expense          (2,752,396)   (2,783,503)   (2,873,985)
Write-off of goodwill and
 long-lived assets                             -             -     (127,000)
                                     -----------   -----------    ----------
Income (loss) from operations            169,303       151,734      (57,530)
Interest expense                        (73,208)      (73,143)      (72,972)
Interest income                            4,496         2,501         1,054
                                     -----------   -----------    ----------
Income (loss) before income taxes
 and cumulative effect of
 accounting change                       100,591        81,092     (129,448)
Provision for income taxes              (27,559)      (23,868)      (37,138)
                                     -----------   -----------    ----------
Income (loss) before cumulative
 effect of accounting change              73,032        57,224     (166,586)
Cumulative effect on prior years of
 change in accounting principle:
   Postemployment benefits                     -             -       (4,950)
                                     -----------    ----------    ----------
Net income (loss)                    $    73,032    $   57,224   $ (171,536)
                                     ===========    ==========    ==========

Earnings (loss) per share:
  Income (loss) before cumulative
  effect of accounting change        $      1.91   $      1.50    $   (4.36)
  Cumulative effect on prior years of
  change in accounting principle:
   Postemployment benefits                    -              -         (.13)
                                     -----------    ----------    ----------
Net income (loss) per share          $      1.91    $     1.50   $    (4.49)
                                     ===========    ==========    ==========


STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

               The Great Atlantic & Pacific Tea Company, Inc.
(Dollars in thousands, except share amounts)
------------------------------------------------
                                        Fiscal 1996 Fiscal 1995  Fiscal 1994
                                        ----------- -----------  -----------
Common stock:
   Shares:
   Issued and outstanding
     at beginning of year                38,220,333  38,220,333   38,220,333
   Stock options exercised                   27,383           -            -
                                        -----------  ----------  -----------
   Issued and outstanding
     at end of year                      38,247,716  38,220,333   38,220,333
                                        =========== ===========  ===========
   Balance at beginning of year         $    38,220 $    38,220  $    38,220
   Stock options exercised                       27           -            -
                                        ----------- -----------  -----------
   Balance at end of year               $    38,247 $    38,220  $    38,220
                                        =========== ===========  ===========
Capital surplus:
   Balance at beginning of year         $   453,121 $   453,121  $   453,121
   Stock options exercised                      630           -            -
                                        ----------- -----------  -----------
   Balance at end of year               $   453,751 $   453,121  $   453,121
                                        =========== ===========  ===========

Cumulative translation adjustment:
   Balance at beginning of year        $   (50,936)$   (49,227) $   (26,103)
   Exchange adjustment                        1,242     (1,709)      (3,317)
   Elimination of deferred income tax asset
     (see "Income Taxes" footnote)                -           -     (19,807)
                                        ----------- -----------  -----------
   Balance at end of year              $   (49,694)$   (50,936) $   (49,227)
                                        =========== ===========  ===========

Retained earnings:
   Balance at beginning of year         $   382,380 $   332,800  $   529,179
   Net income (loss)                         73,032      57,224    (171,536)
   Cash dividends                           (7,644)     (7,644)     (24,843)
                                        ----------- -----------  -----------
   Balance at end of year               $   447,768 $   382,380  $   332,800
                                        =========== ===========  ===========



See Notes to Consolidated Financial Statements.
CONSOLIDATED BALANCE SHEETS
               The Great Atlantic & Pacific Tea Company, Inc.

                                               February 22,     February 24,
(Dollars in thousands)                             1997             1996
---------------------                          ------------     -----------
Assets
Current assets:
  Cash and short-term investments               $   98,830       $   99,772
  Accounts receivable                              213,888          205,133
  Inventories                                      881,288          826,510
  Prepaid expenses and other assets                 37,373           43,520
                                                ----------       ----------
    Total current assets                         1,231,379        1,174,935
                                                ----------       ----------
Property:
  Land                                             128,779          129,567
  Buildings                                        343,076          321,830
  Equipment and leasehold improvements           2,118,808        2,084,609
                                                ----------       ----------
     Total-at cost                               2,590,663        2,536,006
  Less accumulated depreciation
    and amortization                           (1,104,159)      (1,074,841)
                                                ----------       ----------
                                                 1,486,504        1,461,165
  Property leased under capital leases             103,474           93,379
                                                ----------       ----------
Property-net                                     1,589,978        1,554,544
Other assets                                       181,315          131,368
                                                ----------       ----------
                                                $3,002,672       $2,860,847
                                                ==========       ==========

Liabilities and Shareholders' Equity
Current liabilities:
 Current portion of long-term debt              $   18,290       $   13,040
 Current portion of obligations
    under capital leases                            12,708           13,125
 Accounts payable                                  468,808          452,257
 Book overdrafts                                   182,305          157,022
 Accrued salaries, wages and benefits              146,737          127,133
 Accrued taxes                                      52,269           59,407
 Other accruals                                    134,888          161,984
                                                ----------       ----------
    Total current liabilities                    1,016,005          983,968
                                                ----------       ----------
Long-term debt                                     701,609          650,169
                                                ----------       ----------
Obligations under capital leases                   137,886          129,887
                                                ----------       ----------
Deferred income taxes                              113,188          120,904
                                                ----------       ----------
Other non-current liabilities                      143,912          153,134
                                                ----------       ----------

Commitments & contingencies

Shareholders' equity:
 Preferred stock-no par value;
  authorized - 3,000,000 shares;
  issued-none
 Common stock-$1 par value;
   authorized - 80,000,000 shares;
    issued and outstanding
    38,247,716 and
    38,220,333 shares, respectively                 38,247           38,220
 Capital surplus                                   453,751          453,121
 Cumulative translation adjustment                (49,694)         (50,936)
 Retained earnings                                 447,768          382,380
                                                ----------       ----------
    Total shareholders' equity                     890,072          822,785
                                                ----------       ----------
                                                $3,002,672       $2,860,847
                                                ==========       ==========

See Notes to Consolidated Financial Statements.
STATEMENTS OF CONSOLIDATED CASH FLOWS
               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands)                   Fiscal 1996  Fiscal 1995 Fiscal 1994
---------------------                    -----------  ----------- -----------

Cash Flows From Operating Activities:
Net income (loss)                         $  73,032    $  57,224  $(171,536)
Adjustments to reconcile net income (loss)
  to cash provided by operating activities:
  Write-off of goodwill and
     long-lived assets                            -            -     127,000
  Cumulative effect on prior years of change
     in accounting principle:
      Postemployment benefits                     -            -       4,950
  Depreciation and amortization             230,748      225,449     235,444
  Deferred income tax provision (benefit) on
     income (loss) before cumulative effect
     of accounting change                   (1,067)        9,496      20,836
  (Gain) loss on disposal of owned property   1,338      (3,177)       (816)
  (Increase) decrease in receivables        (5,615)          556    (15,197)
  (Increase) decrease in inventories       (53,672)     (13,103)      34,048
  (Increase) decrease in prepaid expenses
    and other current assets                  6,401        (573)     (1,341)
  Increase in other assets                 (26,753)     (12,066)     (3,925)
  Increase (decrease) in accounts payable    15,950        3,944     (9,996)
  Increase (decrease) in accrued expenses   (2,657)      (4,251)       1,295
  Increase (decrease) in store closing
    reserves                                (8,600)     (18,240)       2,012
  Increase (decrease) in other accruals
    and other liabilities                  (13,307)       16,518    (43,603)
  Other operating activities, net               271          193       2,169
                                          ---------    ---------   ---------
Net cash provided by operating activities   216,069      261,970     181,340
                                          ---------    ---------   ---------

Cash Flows From Investing Activities:
Expenditures for property                 (296,878)    (236,139)   (214,886)
Proceeds from disposal of property           19,408       34,576      12,113
                                          ---------    ---------   ---------
Net cash used in investing activities     (277,470)    (201,563)   (202,773)
                                          ---------    ---------   ---------
Cash Flows From Financing Activities:
Changes in short-term debt                   25,903       25,598    (30,912)
Proceeds under revolving lines of credit
  and long-term borrowings                  126,445      594,613     229,447
Payments on revolving lines of credit
  and long-term borrowings                 (96,804)    (683,442)    (93,085)
Principal payments on capital leases       (13,166)     (17,953)    (15,923)
Increase (decrease) in book overdrafts       24,901      (1,075)    (37,720)
Proceeds from stock options exercised           657            -           -
Cash dividends                              (7,644)      (7,644)    (24,843)
                                          ---------    ---------  ----------
Net cash provided by (used in)
  financing activities                       60,292     (89,903)      26,964
                                          ---------    ---------   ---------

Effect of exchange rate changes on cash and
  short-term investments                        167          338       (837)
                                          ---------    ---------   ---------

Net Increase (Decrease) in Cash and
  Short-term Investments                      (942)     (29,158)       4,694
Cash and Short-term Investments
  at Beginning of Year                       99,772      128,930     124,236
                                          ---------    ---------   ---------
Cash and Short-term Investments
  at End of Year                          $  98,830    $  99,772   $ 128,930
                                          =========    =========   =========

See Notes to Consolidated Financial Statements.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company operates retail supermarkets in the United States and Canada. The U.S. operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest.
See the following footnotes for additional information on the Canadian
Operations: Operations in Geographic Areas, Write-off of Goodwill and Long-Lived Assets, Food Basics Franchise Business, Income Taxes and Retirement Plans and Benefits.

Revenue Recognition
Retail revenue is recognized at point of sale while wholesale revenue is recognized when goods are shipped.

Fiscal Year
The Company's fiscal year ends on the last Saturday in February. Fiscal 1996 ended February 22, 1997, fiscal 1995 ended February 24, 1996 and fiscal 1994 ended February 25, 1995. Fiscal 1996, fiscal 1995 and fiscal 1994 were each comprised of 52 weeks.

Common Stock
The principal shareholder of the Company, Tengelmann
Warenhandelsgesellschaft, owned 54.13% of the Company's common stock as of February 22, 1997.

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

Advertising Costs
Advertising costs are expensed as incurred. The Company recorded advertising expense of $138 million for both fiscal 1996 and 1995, and $151 million for fiscal 1994.

Properties
Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment based on lives varying from three to ten years. Real property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. Properties designated for sale are classified as current assets.

Pre-opening Costs
The costs of opening new stores are expensed in the year incurred.

Earnings (Loss) Per Share
Earnings (loss) per share is based on the weighted average number of common and dilutive common equivalent shares outstanding during the fiscal year which was 38,287,589 in fiscal 1996, 38,221,707 in fiscal 1995, and
38,220,333 in fiscal 1994. Stock options outstanding were considered common stock equivalents to the extent that they were dilutive.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"). The Company will adopt SFAS 128 in fiscal 1997 and believes the computation of basic earnings per share ("EPS") will not result in a material difference from primary EPS as currently computed.

Excess of Cost over Net Assets Acquired
The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over forty years. The Company recorded amortization expense of $1.5 million for both fiscal 1996 and fiscal 1995, and $2.6 million for fiscal 1994. The accumulated amortization relating to goodwill amounted to $10.2 million and $8.7 million at February 22, 1997 and February 24, 1996, respectively. At each balance sheet date, management reassesses the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on an undiscounted basis. If the results of such comparison indicate that an impairment may exist, the Company will recognize a charge to operations at that time based upon the difference between the present value of the expected cash flows from future operating results (utilizing a discount rate equal to the Company's average cost of funds at that time) and the balance sheet value. The recoverability of goodwill is at risk to the extent the Company is unable to achieve its forecast assumptions regarding cash flows from operating results. At February 22, 1997, the Company estimates that the cash flows projected to be generated by the respective businesses on an undiscounted basis should be sufficient to recover the existing goodwill balance over its remaining life (see "Write-off of Goodwill and Long-Lived Assets" footnote).

Long-Lived Assets
The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121") during the fourth quarter of fiscal 1995. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows.
The adoption of SFAS No. 121 did not have an effect on the financial position or results of operations of the Company.

Income Taxes
The Company provides deferred income taxes on temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Current Liabilities
Certain accounts payable checks issued but not presented to banks frequently result in negative balances for accounting purposes. Such amounts are classified as "Book overdrafts" in the accompanying balance sheets.

 The Company accrues for vested and non-vested vacation pay. Liabilities for compensated absences of $79 million and $80 million at February 22, 1997 and February 24, 1996, respectively, are included in the balance sheet caption "Accrued salaries, wages and benefits."

Stock-Based Compensation
Effective February 25, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation"
("SFAS 123"). In conjunction with the adoption, the Company will continue to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" with proforma disclosure of net income and earnings per share as if the fair value based method prescribed by SFAS 123 had been applied.

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

Reclassifications
Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year's presentation.

INVENTORY

Approximately 27.0% of the Company's inventories are valued using the last-in, first-out ("LIFO") method. Such inventories would have been $15 million and $14 million higher at February 22, 1997 and February 24, 1996, respectively, if the retail and first-in, first-out methods were used. During fiscal 1996 and fiscal 1995, the Company recorded a LIFO charge of approximately $1 million and $2 million, respectively. During fiscal 1994, the Company recorded a LIFO credit of approximately $2 million. Liquidation of LIFO layers in the periods reported did not have a significant effect on the results of operations.

FOOD BASICS FRANCHISE BUSINESS

As of February 22, 1997, the Company serviced 49 Food Basics franchised stores. During fiscal 1996, the Company had wholesale sales of $205 million to these franchised stores. A majority of the Food Basics franchised stores were converted from Company operated supermarkets. The Company subleases the stores to the franchisees and provides them with equipment and inventory (see "Lease Obligations" footnote).

Included in other assets are Food Basics franchise business receivables, net of allowance for doubtful accounts, amounting to $40.2 million as of February 22, 1997 and $1.6 million as of February 24, 1996. The receivables are related to the initial inventory notes and equipment leases. The inventory notes are collateralized by the inventory in the stores, while the equipment lease receivables are collateralized by the equipment in the stores. The allowance for doubtful accounts is recorded to the extent of the franchisee's net operating losses. The current portion of the inventory and equipment leases of approximately $2.4 million as of February 22,1997 and $0.1 million as of February 24,1996 are included in accounts receivable.

Included below are the amounts due to the Company for the next five years and thereafter from the franchised stores for equipment leases and inventory notes.


--------------------------------------------------------------
(Dollars in thousands)
--------------------------------------------------------------

1997                                            $  5,761
1998                                               6,598
1999                                               6,598
2000                                               6,598
2001                                               6,598
2002 and thereafter                               25,536
                                                 -------
                                                 $57,689
Less interest portion                            (15,040)
                                                 -------
Due from Food Basics franchise business          $42,649
                                                 =======

Approximately $34 million of the above notes relate to equipment leases which were non-cash transactions, and accordingly, have been excluded from the consolidated statement of cash flows.
WRITE-OFF OF GOODWILL AND LONG-LIVED ASSETS

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

INDEBTEDNESS
Debt consists of:
                                          February 22,     February 24,
(Dollars in thousands)                           1997             1996
---------------------                     -----------      -----------
9 1/8% Notes, due January 15, 1998         $200,000           $200,000
7.70% Senior Notes, due January 15, 2004    200,000            200,000
7.78% Notes, due November 1, 2000            75,000             75,000
Mortgages and Other Notes, due
  1997 through 2014 (average interest
  rates at year end of 9.35% and
  9.77%, respectively)                       38,878             39,279
U.S. Bank Borrowings at 5.76%
  and 5.73%, respectively                   147,000             95,000
Canadian Commercial Paper at 3.44%
  and 6.20%, respectively                     2,192              7,977
Canadian Bank Borrowings at 3.65%
  and 6.03%, respectively                    56,956             46,223

Less unamortized discount on 9 1/8% Notes     (127)              (270)
                                           --------           --------
                                            719,899            663,209
Less current portion                       (18,290)           (13,040)
                                           --------           --------
Long-term debt                             $701,609           $650,169
                                           ========           ========


In December 1995, the Company executed an unsecured five year $400 million U.S. credit agreement and a five year C$100 million (U.S. $73 million as of February 22,1997) Canadian credit agreement with a syndicate of banks enabling it to borrow funds on a revolving basis sufficient to refinance any outstanding short-term borrowings. The Company pays a facility fee ranging from 3/16% to 1/2% per annum on the U.S. and Canadian revolving credit facilities. Borrowings under the U.S. revolving credit agreement were $95 million and $60 million at February 22, 1997 and February 24, 1996, respectively. A&P Canada has outstanding borrowings of $59 million and $54 million at February 22, 1997 and February 24, 1996, respectively. As of February 22, 1997, the Company has available $305 million under its U.S. revolver and C$19 million (U.S. $14 million at February 22, 1997) under the Canadian credit agreement. As of February 24, 1996, the Company had available $340 million under its U.S. revolver and C$22 million (U.S. $16 million at February 24, 1996) under the Canadian credit agreement. In addition, the U.S. has uncommitted lines of credit with various banks amounting to $145 million and $50 million as of February 22, 1997 and February 24, 1996, respectively. Borrowings under these uncommitted lines of credit amounted to $52 million and $35 million as of February 22, 1997 and February 24, 1996, respectively.



As of February 22, 1997, the Company has outstanding a total of $400 million of unsecured, non-callable public debt securities in the form of $200 million 9 1/8% Notes due January 15, 1998, and $200 million 7.70% Notes due January 15, 2004. As of February 22, 1997, the Company has $305 million available under the U.S. five year $400 million revolving credit facility, accordingly, the $200 million 9 1/8% Notes due January 15, 1998 are recorded as non-current since the Company has the ability and intent to refinance these Notes on a long-term basis.

On April 15, 1997 the Company issued $300 million 7.75% 10 year Notes due April 15, 2007. The Company used the net proceeds to reduce bank borrowings under the U.S. and Canadian revolving credit facilities, prepay other indebtedness and for general corporate purposes. After reducing borrowings under the U.S. and Canadian revolving credit facilities with the net proceeds of the $300 million Notes, the Company currently intends to draw upon the funds available under the U.S. credit facility to repay at maturity indebtedness owing in respect of the Company's 9 1/8% Notes due January 15, 1998.

During April 1997 the Company began discussions with its lenders under its U.S. and Canadian revolving credit facilities (the "Facility") to amend such Facility to principally (i) extend the maturity; (ii) lower the cost of borrowing by reducing the spread payable over certain reference rates; and
(iii) reduce the facility fees payable thereunder. Although there is no assurance that the Facility will be so amended, the Company does expect to obtain such an amendment.

On October 17, 1995, the Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Ltd. ("A&P Canada"), issued U.S. $75 million of unsecured, non-callable 7.78% Notes due November 1, 2000 guaranteed by the Company. The net proceeds from the issuance of these Notes were used to repay indebtedness under the Canadian subsidiary's revolving credit facility. In conjunction with the issuance of the U.S. $75 million Notes, A&P Canada entered into a five year cross-currency swap agreement expiring November 1, 2000. The cross-currency swap agreement requires A&P Canada to make net payments to the counterparty based on a fixed interest differential on a semi-annual basis. The interest differential to be paid under the swap agreement is accrued over the life of the agreement as an adjustment to the yield of the 7.78% Notes and is recorded as interest expense. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its currency swap. However, the Company anticipates that the counterparty will be able to fully satisfy its obligations under the contracts.


The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum net worth and maximum levels of indebtedness and lease commitments. The Company was in compliance with all such financial covenants as of February 22, 1997 and believes that it will continue to be in compliance.

The net book value of real estate pledged as collateral for all mortgage loans amounted to approximately $48 million and $49 million as of February 22, 1997 and February 24, 1996, respectively.

Combined U.S. bank and Canadian bank and commercial paper borrowings of $196 million as of February 22, 1997 are classified as non-current as the Company has the ability and intent to refinance these borrowings on a long-term basis.

Maturities for the next five fiscal years and thereafter are: 1997-$218 million($200 million of which is expected to be refinanced); 1998-$40 million; 1999-$54 million; 2000-$194 million; 2001-$3 million; 2002 and thereafter - $211 million. Interest payments on indebtedness were approximately $49 million for fiscal 1996, $54 million for fiscal 1995 and $52 million for fiscal 1994.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

(Dollars in thousands)   February 22, 1997   February 24, 1996
---------------------    -----------------   -----------------
                         Carrying   Fair     Carrying   Fair
Liabilities:              Amount    Value     Amount    Value
                         --------  --------  --------  --------
9 1/8% Notes, due
  January 15, 1998       $199,873  $204,296  $199,730  $209,440
                         --------  --------  --------  --------
7.70% Senior Notes, due
  January 15, 2004       $200,000  $203,390  $200,000  $198,360
                         --------  --------  --------  --------
7.78% Notes, due
  November 1, 2000       $ 75,000  $ 76,912  $ 75,000  $ 75,713
                         --------  --------  --------  --------
Total Indebtedness       $719,899  $729,624  $663,209  $671,992
                         ========  ========  ========  ========

Fair value for the public debt securities is based on quoted market prices. With respect to all other indebtedness, Company management has evaluated such debt instruments and has determined, based on interest rates and terms, that the fair value of such indebtedness approximates carrying value at February 22, 1997 and February 24, 1996. As of February 22, 1997 and February 24, 1996, the carrying values of cash and short-term investments, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.

At February 22, 1997, the fair value of the cross-currency swap agreement was unfavorable by approximately $5 million. The fair value was determined by the counterparty which is a widely recognized investment banker.

As of the end of fiscal 1996, the Company holds equity securities of both common and cumulative preferred stock in Isosceles PLC which were written-off in their entirety during fiscal 1992. There are no quoted market prices for these securities and it is not practicable, considering the materiality of these securities to the Company, to obtain an estimate of their fair value. The Company believes that the fair value for these securities is zero based upon Isosceles' current and prior year's results.

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

The consolidated balance sheets include the following:

                                            February 22,   February 24,
(Dollars in thousands)                          1997           1996
---------------------                      ------------   ------------

Real property leased under capital leases    $223,507        $206,543
Accumulated amortization                    (120,033)       (113,164)
                                             --------        --------
                                             $103,474        $ 93,379
                                             ========        ========


The Company entered into $22 million of new capital leases during fiscal 1996. These capital lease amounts are non-cash transactions and, accordingly, have been excluded from the consolidated statement of cash flows. The Company did not enter into any new capital leases during fiscal 1995 or 1994. Interest paid as part of capital lease obligations was approximately $17, $18, and $20 million in fiscal 1996, 1995 and 1994, respectively.

Rent expense for operating leases consists of:

(Dollars in thousands)            Fiscal 1996   Fiscal 1995   Fiscal 1994
---------------------             -----------   -----------   -----------
Minimum rentals                     $162,752       $154,439      $154,488
Contingent rentals                     5,383          5,890         6,619
                                    --------       --------      --------
                                    $168,135       $160,329      $161,107
                                    ========       ========      ========

Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 22, 1997 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to facilities for which reserves have previously been established. In addition, the Company subleases 49 stores to the Food Basics franchise business. Included in the operating lease table below are the rental payments made by the Company offset by the rental income received from the Food Basics franchised stores.


(Dollars in thousands)                          Capital
---------------------                           Leases
                                                  Real      Operating
Fiscal                                          Property      Leases
------                                          --------    ---------
1997                                             $29,602    $170,833
1998                                              28,318     157,382
1999                                              26,231     146,533
2000                                              25,120     134,677
2001                                              23,964     133,939
2002 and thereafter                              153,393   1,241,453
                                                --------  ----------
                                                 286,628  $1,984,817
                                                          ==========
Less executory costs                             (2,149)
                                                --------
Net minimum rentals                              284,479
Less interest portion                          (133,885)
                                                --------
Present value of net minimum rentals            $150,594
                                                ========

INCOME TAXES
The components of income (loss) before income taxes and cumulative effect of accounting change are as follows:

(Dollars in thousands)             Fiscal 1996   Fiscal 1995   Fiscal 1994
----------------------             -----------   -----------   -----------
  United States                      $ 68,478       $73,364     $  80,509
  Canadian                             32,113         7,728     (209,957)
                                     --------       -------     ---------
  Total                              $100,591       $81,092    $(129,448)
                                     ========       =======     =========

The provision for income taxes before cumulative effect of accounting change consists of the following:

(Dollars in thousands)             Fiscal 1996   Fiscal 1995   Fiscal 1994
---------------------              -----------   -----------   -----------
Current:
  Federal                             $24,228       $15,129      $  8,577
  Canadian                                700       (5,622)         2,687
  State and local                       3,698         4,865         5,038
                                      -------      --------      --------
                                       28,626        14,372        16,302
                                      -------      --------      --------
Deferred:
  Federal                               (926)         9,387       (9,922)
  Canadian                             14,329         3,448      (88,948)
  State and local                       (141)           109           114
  Canadian valuation
    allowance                        (14,329)       (3,448)       119,592
                                      -------      --------      --------
                                      (1,067)         9,496        20,836
                                      -------      --------      --------
                                      $27,559       $23,868      $ 37,138
                                      =======      ========      ========


The deferred income tax provision (benefit) results primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, Canadian net operating tax loss carryforwards and the Canadian valuation allowance.

The Canadian deferred income tax benefit for fiscal 1994 relates primarily to net operating tax loss carryforwards, the write-off of goodwill and certain long-lived assets and other temporary differences associated with the Company's operations in Canada. Management assessed the likelihood of realizing the Canadian net deferred income tax assets and, based on all available evidence, concluded that it was not likely that such assets would be realized. Accordingly, during the third quarter of fiscal 1994, the Company recorded a valuation allowance to reserve for previously recognized deferred tax benefits and continued through the remainder of fiscal 1994 to provide a valuation allowance against its deferred income tax benefits.

During fiscal 1996 and fiscal 1995, the Company has reduced the income tax valuation allowance to the extent the Canadian operations have been able to generate taxable income, however, the Company was unable to conclude that it was more likely than not that the remaining deferred tax assets would be realized. This conclusion was based in part on the competitive Canadian marketplace and the significant losses experienced prior to fiscal 1995. Accordingly, at February 22, 1997 the Company is continuing to fully reserve its Canadian net deferred tax assets. The valuation allowance will be adjusted when and if, in the opinion of Management, significant positive evidence exists which indicates that it is more likely than not that the Company will be able to realize the Canadian deferred tax assets.

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

The Company's Canadian net operating tax loss carryforwards of approximately $180.4 million will expire between February 1999 and February 2003.





A reconciliation of income taxes at the 35% federal statutory income tax rate for fiscal 1996, 1995 and 1994 to income taxes as reported is as follows:

(Dollars in thousands)                    Fiscal 1996 Fiscal 1995Fiscal 1994
---------------------                     ----------- ----------------------
Income taxes computed at federal
  statutory income tax rate                 $35,207     $28,382   $(45,307)
Targeted jobs tax credits                         -           -     (1,300)
State and local income taxes, net of
  federal tax benefit                         2,312       3,233       3,348
Tax rate differential relating
  to Canadian operations                      3,789     (4,879)    (12,775)
Canadian valuation allowance               (14,329)     (3,448)     119,592
Goodwill                                        580         580         580
Reduction of tax liabilities
  associated with undistributed
  earnings                                        -           -    (27,000)
                                            -------    --------     -------
Income taxes, as reported                   $27,559     $23,868    $ 37,138
                                            =======    ========     =======

The fiscal 1995 tax rate differential relating to Canadian operations is the above table includes a $6.5 million benefit related to a refund of previously paid Canadian taxes.

Income tax payments, net of refunds, for fiscal 1996, 1995 and 1994 were approximately $13, $19 and $12 million, respectively.



The components of net deferred tax assets (liabilities) are as follows:

                                           February 22,   February 24,
(Dollars in thousands)                         1997          1996
---------------------                      ------------   ------------
Current assets:
  Insurance reserves                        $24,186        $  27,372
  Other reserves                              3,524            8,172
  Lease obligations                           1,817            1,994
  Pension obligations                         2,390            1,970
  Miscellaneous                               9,079            4,968
                                           --------         --------
                                             40,996           44,476
                                           --------         --------
Current liabilities:
  Inventories                              (14,819)         (15,172)
  Health and Welfare                        (9,534)         (10,007)
  Miscellaneous                             (5,997)          (2,678)
                                           --------         --------
                                           (30,350)         (27,857)
                                           --------         --------
Valuation allowance                         (3,337)          (2,660)
                                           --------         --------
Deferred income taxes included in
  prepaid expenses and other assets        $  7,309         $ 13,959
                                           ========         ========

Non-current assets:
  Isosceles investment                      $42,617        $  42,617
  Fixed assets                                4,061           10,129
  Other reserves                              5,420            7,191
  Lease obligations                          19,166           20,519
  Canadian loss carryforwards                80,494           85,494
  Insurance reserves                          6,720            8,820
  Accrued postretirement and
    postemployment benefits                  28,110           28,569
  Pension Obligations                         6,300            6,300
  Miscellaneous                              18,302           17,727
                                          ---------        ---------
                                            211,190          227,366
                                          ---------        ---------
Non-current liabilities:
  Fixed assets                            (177,636)        (193,432)
  Pension obligations                      (21,050)         (17,752)
  Miscellaneous                            (29,453)         (25,800)
                                          ---------        ---------
                                          (228,139)        (236,984)
                                          ---------        ---------
Valuation allowance                        (96,239)        (111,286)
                                          ---------        ---------
Deferred income taxes                    $(113,188)       $(120,904)
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

The components of net pension cost are as follows:

(Dollars in thousands)          Fiscal 1996     Fiscal 1995   Fiscal 1994
---------------------           -----------     -----------   -----------
Service cost                      $10,826        $  9,340        $ 11,182
Interest cost                      24,798          23,976          22,858
Actual return on plan assets     (34,921)        (42,724)        (17,448)
Net amortization and deferral       5,254          16,362         (9,246)
                                 --------        --------        --------
Net pension cost                 $  5,957        $  6,954        $  7,346
                                 ========        ========        ========


The Company's defined benefit pension plans are accounted for on a calendar year basis. The majority of plan assets is invested in listed stocks and bonds. The funded status of the plans is as follows:

                                          1996                  1995
                               ---------------------- ----------------------
                                  Assets  Accumulated    Assets  Accumulated
                                  Exceed    Benefits     Exceed    Benefits
                               Accumulated   Exceed   Accumulated   Exceed
(Dollars in thousands)           Benefits    Assets     Benefits    Assets
---------------------          ----------- ---------- ----------- ----------

Accumulated benefit obligation:
 Vested                          $300,111    $38,726   $267,391    $ 36,396
 Nonvested                          3,766      1,907      3,393       1,776
                                 --------   --------   --------    --------

                                 $303,877    $40,633   $270,784    $ 38,172
                                 ========   ========   ========    ========

Projected benefit obligation     $312,762    $42,969   $279,667    $ 40,324
Plan assets at fair value         378,903     22,600    333,100      16,752
                                 --------   --------   --------    --------

Excess (deficiency) of assets
 over projected benefit obligation 66,141 (20,369) 53,433 (23,572) Unrecognized net transition
 (asset) obligation               (7,446)        483    (8,097)        (78)
Unrecognized net (gain) loss
 from experience differences     (15,059)    (1,109)    (9,271)       2,649
Unrecognized prior service cost     3,082      3,964      3,357       4,115
Additional minimum liability            -    (2,824)          -     (4,614)
                                 --------   --------   --------    --------
Prepaid pension asset
 (pension liability)              $46,718  $(19,855)   $ 39,422   $(21,500)
                                 ========   ========   ========    ========


The prepaid pension asset is included in other assets while the pension liability is included in accrued salaries, wages and benefits and other non-current liabilities.

During the year ended February 25, 1995, the Company's Canadian subsidiary and the United Food & Commercial Workers International Union, Locals 175 and 633, entered into an agreement which will result in the amalgamation of three of the Company's Canadian defined benefit pension plans with the Canadian Commercial Workers Industry Pension Plan ("CCWIPP"), retroactive to July 1, 1994, subject to the approval of the CCWIPP trustees and the appropriate regulatory bodies. Under the terms of this agreement, CCWIPP will assume the assets and defined benefit liabilities of the three pension plans and the Company will be required to make defined contributions to CCWIPP based upon hours worked by employees who are members of CCWIPP. The Company expects that the necessary approvals will be received by December 1997. The transfer to CCWIPP has been delayed for the past two years as the regulatory bodies have taken longer to review the transfer than originally anticipated. The Company will not change the reporting for these three plans until such approval is received. Accordingly, at February 22, 1997 and February 24, 1996, prepaid pension assets of approximately $15 million and $13 million, respectively, related to the aforementioned plans are included in the above table.

Actuarial assumptions used to determine year-end plan status are as follows:

                                      1996                1995
                                ----------------     ---------------
                                 U.S.      Canada     U.S.    Canada
                                -----      ------    -----    ------

Discount rate                   7.50%       7.75%    7.00%     8.50%
Weighted average rate of
   compensation increase        4.50%       4.00%    4.00%     4.00%
Expected long-term rate of
   return on plan assets        8.50%       8.80%    8.00%     8.80%

The impact of the changes in the actuarial assumptions has been reflected in the funded status of the pension plans and the Company believes that such changes will not have a material effect on net pension cost for fiscal 1997.

Defined Contribution Plans

The Company maintains a defined contribution retirement plan to which the Company contributes an amount equal to 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. The Company contributes to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in the Company's contributions after 5 years of service. The Company's contributions charged to operations for both plans were approximately $11 million in each of the three fiscal years in the period ended February 22, 1997.

The Company participates in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by the Company's other pension plans. The pension expense for these plans approximated $38 million in both fiscal 1996 and 1995, and $39 million in fiscal 1994. The Company could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, the Company has not established any liabilities because such withdrawal from these plans is not probable.

Postretirement Benefits

The Company and its wholly-owned subsidiaries provide postretirement health care and life benefits to certain union and non-union employees. The Company recognizes the cost of providing postretirement benefits during employees' active service period.



The components of net postretirement benefits cost are as follows:

(Dollars in thousands)      Fiscal 1996   Fiscal 1995   Fiscal 1994
--------------------        -----------   -----------   -----------
Service cost                   $  794        $  600      $  600
Interest cost                   2,394         2,900       3,600
Net amortization and deferral (1,100)         (800)           -
                               ------        ------      ------
Net postretirement
   benefits cost               $2,088        $2,700      $4,200
                               ======        ======      ======

The unfunded status of the plans is as follows:


(Dollars in thousands)                    Fiscal 1996   Fiscal 1995
---------------------                     -----------   -----------

Unfunded accumulated benefit obligation:
  Retirees                                   $17,680       $19,100
  Fully eligible active plan participants      4,026         3,500
  Other active plan participants              13,225        13,200
                                             -------       -------
                                              34,931        35,800
                                             -------       -------
Unrecognized net gain from
  experience differences                      16,407        15,600
                                             -------       -------
Accrued postretirement costs                 $51,338       $51,400
                                             =======       =======

Assumed discount rate                           7.5%          7.0%
                                             =======        ======


The assumed rate of future increase in health care benefit cost was 9.75% in fiscal 1996 and is expected to decline to 5.0% by the year 2020 and remain at that level thereafter. The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year on the net postretirement health care cost and the accumulated postretirement benefit obligation would be $0.5 million and $3.2 million, respectively. Postemployment Benefits


Effective February 27, 1994, the Company adopted Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires the accrual of costs for preretirement postemployment benefits provided to former or inactive employees and the recognition of an obligation for these benefits.

The Company's previous accounting policy had been to accrue for workers' compensation and a principal portion of long-term disability benefits and to expense other postemployment benefits, such as short-term disability, as incurred. As a result of adopting SFAS 112, the Company recorded a charge of $5.0 million, net of applicable income taxes of $3.9 million, as the cumulative effect of recording the obligation as of the beginning of fiscal 1994. The effect of adopting SFAS 112 had an immaterial effect on the financial results before the cumulative effect of accounting change for fiscal 1994. Further, the costs incurred for fiscal 1996 and fiscal 1995 were not significant.


STOCK OPTIONS

Effective February 25, 1996, the Company adopted SFAS 123 which establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt a fair value based method of accounting for stock-based compensation plans in which compensation cost is measured at the date the award is granted based on the fair value of the award and is recognized over the employees' service period. However, SFAS 123 allows an entity to continue to use the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), with pro forma disclosures of net income and earnings per share as if the fair value based method had been applied. APB 25 requires compensation expense to be recognized over the employees' service period based on the excess, if any, of the quoted market price of the stock at the date the award is granted or other measurement date, as applicable, over an amount an employee must pay to acquire the stock.

At February 22, 1997, the Company has three fixed stock-based compensation plans. The Company applies the principles of APB 25 for stock options and FASB Interpretation No. 28 for stock appreciation rights ("SAR's"). Most of the options vest over a four year period on the anniversary date of issuance, while some options vest immediately.

The 1994 Stock Option Plan for officers and key employees provides for the granting of 1,500,000 shares as either options or SAR's. Options and SAR's issued under this plan are granted at the fair market value of the Company's common stock at the date of grant. The 1984 Stock Option Plan for officers and key employees, which expired on February 1, 1994, provided for the granting of 1,500,000 shares and was amended as of July 10, 1990 to increase by 1,500,000 the number of options available for grant as either options or SAR's. Each option was available for grant at the fair market value of the Company's common stock on the date the option was granted. SAR's allow the holder, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price. A total of 65,000 options and 86,500 SAR's was granted in fiscal 1996 under this plan.

The 1994 Stock Option Plan for Board of Directors provides for the granting of 100,000 stock options at the fair market value of the Company's common stock at the date of grant. Options granted under this plan in fiscal 1996, fiscal 1995 and fiscal 1994 totaled 5,200, 1,800 and 19,800, respectively.

The fair value of the fiscal 1996 and 1995 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: Fiscal 1996 and Fiscal 1995; expected volatility of 30%, expected life of 7 years and dividend yield between 0.72% and 0.91%. The risk-free interest rates used for the grants are between 5.57% and 6.94%.

The Company recognized compensation expense of $5.8 million in fiscal 1996, $0.3 million for fiscal 1995 and no expense for fiscal 1994 with respect to SAR's. There was no compensation expense recognized for the other fixed plans since the exercise price of the stock options equaled the fair market value the Company's common stock on the date of grant. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value methods prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


(Dollars in thousands, except per share amounts)
------------------------------------------------

                      Fiscal       Fiscal
                        1996         1995
                      ------       ------

Net Income:
   As reported        $73,032     $57,224
   Pro forma          $71,920     $56,624

Earnings Per Share:
   As reported          $1.91       $1.50
   Pro forma            $1.88       $1.48

A summary of option transactions is as follows:

Officers, Key Employees and
 Board of Directors
---------------------------
                                                      Weighted
                                                      Average
                                                      Exercise
                                      Shares          Price
                                       ------         --------
Outstanding February 26, 1994          15,000          $27.63
 Granted                               69,800           24.22
                                      -------          ------
Outstanding February 25, 1995          84,800          $24.82
 Granted                              670,800           27.71
 Cancelled or expired                (10,000)           27.88
                                      -------          ------
Outstanding February 24, 1996         745,600          $27.38
 Granted                               70,200           27.72
 Cancelled or expired                (63,350)           26.13
 Exercised                           (27,383)           23.85
                                      -------          ------
Outstanding February 22, 1997         725,067          $27.66
                                      =======          ======
Exercisable at:
 February 24, 1996                     34,100          $25.81
 February 22, 1997                    182,400          $27.58
                                      =======          ======

Weighted average fair value of options granted during the year:
 February 24, 1996                                     $11.45
 February 22, 1997                                     $11.94
                                                        =======




A summary of stock options outstanding and exercisable at February 22, 1997 is as follows:

                        Options Outstanding           Options Exercisable
                ----------------------------------  -----------------------
                               Weighted
                   Number       Average    Weighted     Number     Weighted
   Range of      Outstanding   Remaining    Average   Exercisable   Average
   Exercise          at       Contractual  Exercise       at       Exercise
    Prices      Feb. 22, 1997     Life       Price   Feb. 22, 1997   Price
--------------- ------------- -----------  --------  ------------- --------
$21.50 - $25.88     26,466      8.5 years   $23.37       7,183      $23.22
$26.50 - $30.75     89,601      8.9 years   $27.47      12,467      $26.55
         $27.63     15,000      4.8 years   $27.63      15,000      $27.63
         $27.88    594,000      8.3 years   $27.88     147,750      $27.88
                   -------                            --------
                   725,067                             182,400
                   =======                            ========


A summary of SAR transactions is as follows:

Officers and Key Employees
--------------------------                      Price Range
                                      Shares      Per Share
                                    --------- ---------------

Outstanding February 26, 1994       2,414,125 $21.50 - $65.13
 Cancelled or expired                (26,500)  39.75 -  59.00
 Exercised                            (2,500)           23.38
                                    --------- ---------------
Outstanding February 25, 1995       2,385,125 $21.50 - $65.13
 Granted                               10,000           21.88
 Cancelled or expired               (166,750)  23.38 -  46.38
 Exercised                           (75,625)  21.50 -  24.75
                                    --------- ---------------
Outstanding February 24, 1996       2,152,750 $21.50 - $65.13
 Granted                               86,500  27.25 -  31.63
 Cancelled or expired                (20,000)  27.38 -  56.13
Exercised                           (247,237)  21.50 -  34.75
                                    --------- ---------------
Outstanding February 22, 1997       1,972,013 $23.00 - $65.13
                                    ========= ===============
Exercisable at:
 February 24, 1996                  1,666,500 $21.50 - $65.13
 February 22, 1997                  1,647,388 $23.00 - $65.13
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


OPERATIONS IN GEOGRAPHIC AREAS

The Company has been engaged in the retail food business since 1859 and currently does business principally under the names A&P, Waldbaum's, Food Emporium, Super Fresh, Farmer Jack, Kohl's, Sav-A-Center, Dominion, and Food Basics. Sales in the table below reflect sales to unaffiliated customers in the United States and Canada as well as wholesale sales to franchised stores.


(Dollars in thousands)              Fiscal 1996    Fiscal 1995   Fiscal 1994
---------------------               -----------    -----------   -----------
Sales:
  United States                      $ 8,281,925   $ 8,365,327   $ 8,540,871
  Foreign                              1,807,089     1,736,029     1,791,079
                                     -----------   -----------   -----------
  Total                              $10,089,014   $10,101,356   $10,331,950
                                     ===========   ===========   ===========
Income (Loss) From Operations:
  United States                      $   122,159   $   125,118   $   137,804
  Foreign                                 47,144        26,616     (195,334)
                                     -----------   -----------   -----------
  Total                              $   169,303   $   151,734  $   (57,530)
                                     ===========   ===========   ===========

Assets:
  United States                       $2,549,500    $2,438,353   $ 2,482,108
  Foreign                                453,172       422,494       412,680
                                      ----------   -----------   -----------
  Total                               $3,002,672    $2,860,847   $ 2,894,788
                                      ==========   ===========   ===========

SUMMARY OF QUARTERLY RESULTS
(unaudited)

The table below summarizes the Company's results of operations by quarter for fiscal 1996 and 1995. The first quarter of each fiscal year contains sixteen weeks while the other quarters each contain twelve weeks.

(Dollars in thousands,   First      Second     Third      Fourth     Total
except per share data)  Quarter    Quarter    Quarter    Quarter     Year
----------------------  -------    -------    -------    -------     -----
1996
Sales                $3,092,554 $2,329,987 $2,318,762 $2,347,711 $10,089,014
Gross margin            896,780    662,355    668,664    693,900   2,921,699
Depreciation and
  amortization           69,558     53,240     53,939     54,011     230,748
Income from operations   52,743     34,553     34,398     47,609     169,303
Interest expense         21,550     16,387     17,028     18,243      73,208
Net income               21,879     13,994     14,091     23,068      73,032
Per share data:

  Net income                .57        .37        .37        .60        1.91
  Cash dividends            .05        .05        .05        .05         .20
  Market price:
      High               36.750     34.625     34.000     34.375
      Low                22.125     25.875     25.125     29.875
Number of stores at
  end of period             993        977        974        973

Number of franchised stores
  served at end of period    24         36         47         49
----------------------------------------------------------------------------

1995
Sales                $3,135,514 $2,341,171 $2,293,597 $2,331,074 $10,101,356
Gross margin            909,812    669,103    666,121    690,201   2,935,237
Depreciation and
  amortization           70,400     52,340     51,957     50,752     225,449
Income from operations   46,884     29,861     29,235     45,754     151,734
Interest expense         22,873     16,197     17,159     16,914      73,143
Net income               14,550      9,384      7,735     25,555      57,224
Per share data:

  Net income                .38        .25        .20        .67        1.50
  Cash dividends            .05        .05        .05        .05         .20
  Market price:
      High               26.250     28.625     28.875     24.875
      Low                19.000     23.875     20.000     19.500
Number of stores at
  end of period           1,082      1,063      1,043      1,014

Number of franchised
  stores served at end
  of period                   -          -          -          7
----------------------------------------------------------------------------

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

/s/James Wood
Chairman of the Board
and Co-Chief Executive Officer


/s/Christian W.E. Haub
President
and Co-Chief Executive Officer


/s/Fred Corrado
Vice Chairman of the Board
and Chief Financial Officer
INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

We have audited the accompanying consolidated balance sheets of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies as of February 22, 1997 and February 24, 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 22, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies at February 22, 1997 and February 24, 1996 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 22, 1997 in conformity with generally accepted accounting principles.

As discussed in Notes to Consolidated Financial Statements, in fiscal 1994 the Company changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards No. 112.


/s/Deloitte & Touche LLP
Parsippany, New Jersey
April 24, 1997



FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                              The Great Atlantic & Pacific Tea Company, Inc.
(Dollars in thousands,
except per share data)
------------------------
                  Fiscal 1996 Fiscal 1995 Fiscal 1994 Fiscal 1993Fiscal 1992
                   (52 weeks)  (52 weeks)  (52 weeks)  (52 weeks) (52 weeks)
                  ----------- ----------- ----------- ----------------------
Operating Results
Sales            $10,089,014 $10,101,356 $10,331,950 $10,384,077 $10,499,465
Income (loss) from
   operations        169,303     151,734    (57,530)      68,280      44,306
Depreciation and
   amortization      230,748     225,449     235,444     235,910     228,976
Interest expense      73,208      73,143      72,972      63,318      66,436
Income (loss) before
  cumulative effect
  of accounting
  changes             73,032      57,224   (166,586)       3,959    (98,501)
Cumulative effect on
  prior years of
  changes in
  accounting principles:
   Postemployment
      benefits             -           -     (4,950)           -           -
   Income taxes            -           -          -            -    (64,500)
   Postretirement
      benefits             -           -           -           -    (26,500)
Net income (loss)     73,032      57,224   (171,536)       3,959   (189,501)
Per Share Data
Income (loss) before
  cumulative effect
  of accounting
  changes                1.91      1.50        (4.36)       .10       (2.58)
Cumulative effect on
  prior years of
  changes in
  accounting principles:
    Postemployment benefits -          -        (.13)         -           -
    Income taxes            -          -          -           -       (1.69)
    Postretirement benefits -          -          -           -        (.69)
Net income (loss)        1.91      1.50        (4.49)       .10       (4.96)
Cash dividends            .20       .20          .65        .80         .80
Book value per share    23.27     21.53        20.27      26.02       27.06
Financial Position
Current assets     1,231,379   1,174,935   1,193,731   1,230,339   1,221,492
Current liabilities1,016,005     983,968   1,096,454   1,151,132   1,164,723
Working capital      215,374     190,967      97,277      79,207      56,769
Current ratio           1.21        1.19        1.09        1.07        1.05
Expenditures for
  property           296,878     236,139     214,886     267,329     204,870
Total assets       3,002,672   2,860,847   2,894,788   3,098,695   3,090,930
Current portion of
  long-term debt      18,290      13,040     112,821      77,755     104,660
Current portion of
   capital
  lease obligations   12,708      13,125      14,492      16,097      18,021
Long-term debt       701,609     650,169     612,473     544,399     414,301
Long -term portion of
   capital lease
  obligations        137,886     129,887     146,400     162,866     182,066
Total debt           870,493     806,221     886,186     801,117     719,048
Debt to total
   capitalization        .49         .49         .53         .45         .41
Equity
Shareholders' equity 890,072     822,785     774,914     994,417   1,034,330
Weighted average
  shares
  outstanding     38,221,329  38,220,333  38,220,333  38,220,351  38,219,395
Number of registered
  shareholders         8,808      10,010      10,867      11,831      12,309
Other
Number of employees   84,000      89,000      92,000      94,000      90,000
New store openings        30          30          22          16          11
Number of stores at
  year end               973       1,014       1,108       1,173       1,193
Total store area
  (square feet)   30,587,324  31,101,589  33,310,121  34,696,265  34,761,170

Number of franchised
   stores at year end     49           7           -           -           -
Total franchised
   store area
   (square feet)   1,345,786     177,936           -           -           -

CORPORATE OFFICERS

James Wood
Chairman of the Board
and Co-Chief Executive Officer

Christian W.E. Haub
President and
Co-Chief Executive Officer

Fred Corrado
Vice Chairman of the Board and
Chief Financial Officer

Gerald L. Good
Executive Vice President,
Marketing and Merchandising

George Graham
Executive Vice President,
U.S. Operations

Aaron Malinsky
Executive Vice President,
Development and Strategic
Planning

Peter J. O'Gorman
Executive Vice President,
International Store and Product
Development

Ivan K. Szathmary
Executive Vice President,
Chief Services Officer

Clifford J. Horler
Senior Vice President,
Design and Construction

H. Nelson Lewis
Senior Vice President,
Human Resources

Brian Pall
Senior Vice President,
Development

Michael J. Rourke
Senior Vice President,
Communications and
Corporate Affairs

Michael Stolarz
Senior Vice President,
Sales

Robert G. Ulrich
Senior Vice President,
General Counsel

Peter R. Brooker
Vice President, Planning
and Corporate Secretary

Stephen T. Brown
Vice President, Labor
Relations

Timothy J. Courtney
Vice President, Taxation

Donald B. Dobson
Vice President,
Southern Operations

R. Paul Gallant
President, Compass Foods

R. Terrence Galvin
Vice President, Treasurer

Kenneth W. Green
Vice President,
Produce Merchandising
and Procurement

Joseph J. Hoffman
Vice President,
Meat Merchandising
and Procurement

Robert A. Keenan
Vice President,
Chief Internal Auditor

Francis X. Leonard
Vice President,
Real Estate Administration

Mary Ellen Offer
Vice President,
Assistant Corporate Secretary
and Senior Counsel

Richard J. Scola
Vice President,
Real Estate Law and
Assistant General Counsel

Kenneth A. Uhl
Vice President, Controller

William T. Wolverton
Vice President, Warehousing
and Transportation


Canadian Company
----------------
J. Wayne Harris
Chairman and
Chief Executive Officer -
Canadian Company


Greater Metro New York
-----------------------
William Louttit
Chairman and
Chief Executive Officer -
Greater Metro New York
Area Operations


Midwest
-------
Craig C. Sturken
Chairman and
Chief Executive Officer -
Midwest Operations
DIRECTORS

James Wood (c)(d)(e)
Chairman of the Board
and Co-Chief Executive Officer

John D. Barline, Esq.  (e)
Williams, Kastner & Gibbs LLP,
Tacoma, Washington

Rosemarie Baumeister (b)
Executive Vice President,
Tengelmann
Warenhandelsgesellschaft,
Germany

Fred Corrado (c)(d)(e)
Vice Chairman of the Board and
Chief Financial Officer

Christopher F. Edley (a)(b)(c)(e)
President Emeritus and former
President and Chief Executive
Officer of the United Negro
College Fund, Inc.

Christian W.E. Haub (c)(d)(e)
President and
Co-Chief Executive Officer

Helga Haub (c)(d)

Barbara Barnes Hauptfuhrer
(a)(c)(d)(e)
Director of various corporations

William A. Liffers (a)(c)
Former Vice Chairman of
American Cyanamid Company

Fritz Teelen (d)
Chief Operating Officer of
Tengelmann
Warenhandelsgesellschaft,
Germany

R.L. "Sam" Wetzel (a)(b)(d)(e)
President and Chief
Executive Officer of Wetzel
International, Inc.






(a)  Member of
Audit Review Committee,
William A. Liffers, Chairman

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

Shareholder Inquiries and Publications
Shareholders, security analysts, members of the media and others interested in further information about the Company are invited to contact the Corporate Affairs Department at the Executive Offices in Montvale, New Jersey.

Internet users can access information on A&P at:  www.aptea.com

Correspondence concerning shareholders address changes should be directed to:
American Stock Transfer and Trust Company
40 Wall Street
New York, NY  10005
Telephone 212-936-5100

Form 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to shareholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey.




Annual Meeting
The Annual meeting of Shareholders will be held at 10:00 a.m. on Tuesday, July 15, 1997 at the Sheraton Crossroads Hotel, One International Boulevard, Mahwah, New Jersey. Shareholders are cordially invited to attend.

Common Stock
Common stock of the Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is reported in newspapers and periodical tables as "GtAtPc."