Form 10-K, Exhibit 13
period 1998-02-28
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 1998-05-27
CIK 43300

COMPARATIVE HIGHLIGHTS

               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands, except per share amounts)
-----------------------------------------------

                                 Fiscal 1997     Fiscal 1996    Fiscal 1995
                                  (53 weeks)      (52 weeks)     (52 weeks)
                                 -----------     -----------    -----------
Sales                            $10,262,243     $10,089,014    $10,101,356
Income from operations               155,259         169,303        151,734
Income before extraordinary item      63,586          73,032         57,224
Net income                            63,042          73,032         57,224
Income per share before
   extraordinary item - basic
   and diluted                          1.66            1.91           1.50
Net income per share - basic
   and diluted                          1.65            1.91           1.50
Cash dividends per share                 .40             .20            .20
Expenditures for property            267,623         296,878        236,139
Depreciation and amortization        234,236         230,748        225,449
Working capital                      262,097         215,374        190,967
Shareholders' equity                 926,632         890,072        822,785
Debt to total capitalization             .48             .49            .49
Book value per share                   24.22           23.27          21.53
New store openings                        40              30             30
Number of stores at year end             936             973          1,014
Number of franchised stores
   served at year end                     52              49              7


MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Fiscal 1997 Compared with 1996

Sales for fiscal 1997 were $10,262 million, a net increase of $173 million or 1.7% when compared to fiscal 1996 sales of $10,089 million. U.S. sales increased $62 million or 0.8% compared to fiscal 1996. U.S. same store sales, which include replacement stores ("same store sales" referred to herein includes replacement stores), were 2.0% below the prior year. In Canada, sales increased $111 million or 6.1% from fiscal 1996 to $1,918 million. Canada same store sales were up 0.6% from the prior year.

   Total Company same store sales for fiscal 1997 decreased 1.6% from the prior year. Average weekly sales per supermarket were approximately $199,400 in fiscal 1997 versus $195,200 in fiscal 1996 for a 2.2% increase. During fiscal 1997, the Company opened 33 new supermarkets, 3 new liquor stores and 4 new Food Basics franchised stores, remodeled or expanded 45 stores, and closed 74 stores, of which 11 in the Carolina market were sold.

   The sales increase of $173 million from last year was mainly the result of new store openings and an extra week of sales in fiscal 1997. The Company opened 36 stores, excluding 32 stores that replaced 32 older, outmoded stores, since the beginning of fiscal 1996 which increased sales by approximately $262 million or 2.6% in fiscal 1997. In addition, wholesale sales to the Food Basics franchised stores increased $135 million or 66% to $340 million for fiscal 1997, which increased total Company sales by 1.3%.
In fiscal 1997, sales increased $174 million or 1.7% as a result of an extra week sales during this 53 week year compared to a 52 week year in fiscal 1996. These increases were partially offset by the closure of 114 stores, excluding replacement stores, since the beginning of fiscal 1996, of which 11 were sold in the Carolina market reducing total sales by approximately $218 million or 2.1% in fiscal 1997. The store closures include 24 stores that were subsequently converted to Food Basics franchised stores. The 1.6% decrease in same store sales resulted in a sales decrease of $153 million in fiscal 1997, while a lower Canadian exchange rate resulted in a sales decrease of $45 million in fiscal 1997.

   Gross margin as a percent of sales decreased 0.4% to 28.6% from 29.0% for the prior year resulting primarily from the increase of the lower margin wholesale sales from 2.0% to 3.3% of total Company sales in fiscal 1997, partially offset by an increase in the retail supermarket margin rate in the U.S. The gross margin percentage in the retail stores remained flat from the prior year. The gross margin dollar increase of $13 million is primarily the result of an increase in sales volume which had an impact of increasing margin by $66 million, partially offset by a decrease in gross margin rates of $40 million and a lower Canadian exchange rate which decreased margin by $13 million. The U.S. gross margin increased $24 million principally as a result of an increase in sales volume which had an impact of increasing margin by $19 million and an increase in gross margin rates of $5 million. The Canadian operations gross margin decreased $11 million which was primarily the result of the wholesale sales increase from the prior year.

   Store operating, general and administrative expense of $2,780 million in fiscal 1997 increased by approximately $27 million from fiscal 1996. As a percent of sales, store operating, general and administrative expense for fiscal 1997 decreased to 27.1% from 27.3% for the prior year. U.S. expenses increased $36 million, principally as a result of increased store labor and occupancy costs on the new superstores opened in fiscal 1997. In addition, store closing costs increased by $8 million which was offset by gains on sales of real estate of $11 million. Canadian expenses decreased $9 million, principally as a result of reduced store labor and occupancy costs due to converting 24 stores to Food Basics franchised stores.

   Interest expense increased $7 million from the previous year, primarily due to an increase in average debt of approximately $95 million. The increase in debt is mainly the result of the Company issuing $300 million 10 year notes in April 1997 to refinance 10 year notes that were becoming due in January 1998. The debt outstanding in April 1997 subsequent to the issuance of the $300 million 10 year notes was approximately $862 million, which was reduced to $712 million at February 28, 1998.

   Interest income increased $3 million from the previous year, primarily due to interest income on equipment leases relating to the Food Basics franchise business and higher interest income on short-term investments. The interest income on short-term investments was mainly the result of the Company investing a portion of the proceeds from the $300 million 10 year notes in April 1997 prior to the use of the cash to refinance the bonds due in January 1998.

   Income before taxes and extraordinary item for fiscal 1997 was $83 million as compared to $101 million in fiscal 1996 for a decrease of $18 million or 18%. Income before taxes for U.S. operations decreased $23 million from $68 million in fiscal 1996 to $45 million in fiscal 1997. The U.S. decrease was partially offset by an increase in Canadian operations income before taxes of $5 million to $37 million in fiscal 1997 from $32 million in fiscal 1996.

   The effective tax rate for fiscal 1997 was 23.3% as compared to an effective tax rate of 27.4% in fiscal 1996. During fiscal 1997, since the Canadian operations generated pretax earnings, the Company reversed approximately $17 million of the valuation allowance, which was an increase of $3 million from the fiscal 1996 reversal of $14 million. Accordingly, the decrease in the effective tax rate is mainly attributable to the change in the Canadian income tax valuation allowance. The Company is reversing the income tax valuation allowance to the extent that its Canadian operations generate taxable income.
 Although Canada generated pretax earnings in fiscal 1997 of $37 million and $32 million in fiscal 1996, the Company was unable to conclude that the Canadian deferred tax assets were more likely than not to be realized. This conclusion was based in part on Management's assessment of the competitive Canadian marketplace and the level of the Canadian earnings. Accordingly, at February 28, 1998 the Company is continuing to fully reserve its Canadian net deferred tax asset. The valuation allowance will be adjusted when and if, in the opinion of Management, significant positive evidence exists which indicates that it is more likely than not that the Company will be able to realize the Canadian net deferred tax asset. The positive evidence that Management believes is necessary in order to reverse some or all of the Canadian deferred tax asset valuation allowance is a trend in earnings to a level which would allow Management to conclude that it is more likely than not that a portion or all of the deferred tax assets would be realized. The Canadian pretax income for financial statement purposes are higher than the taxable income for tax purposes due to certain differences between the financial statement and income tax treatment of certain items. This is of further significance since the largest portion of the Canadian deferred tax asset relates to net operating loss carryforwards which expire between fiscal 1999 and fiscal 2002 (see "Income Taxes" footnote for further discussion).

   In the second quarter of fiscal 1997, the Company recorded an extraordinary charge of $0.5 million, net of a tax benefit of $0.4 million relating to the early extinguishment of debt which amounted to $.01 per share
- basic and diluted. The Company retired at a premium approximately $20 million in mortgages with a weighted average interest rate of 9.4%.

   Net income for fiscal 1997 after recording an extraordinary charge of $.01 per share - basic and diluted, was $63 million or $1.65 per share - basic and diluted, as compared to $73 million or $1.91 per share - basic and diluted, for fiscal 1996. The decrease in net income is the result of higher store operating, general and administrative expenses of $27 million, partially offset by higher gross margins of $13 million coupled with a lower effective income tax rate.



Fiscal 1996 Compared with 1995

Sales for fiscal 1996 were $10,089 million, a net decrease of $12 million or 0.1% when compared to fiscal 1995 sales of $10,101 million. U.S. sales decreased $83 million or 1.0% compared to fiscal 1995. U.S. same store sales were down 0.7% from the prior year. In Canada, sales increased $71 million or 4.1% from fiscal 1995 to $1,807 million. Canada same store sales were up 0.5% from the prior year.

   Total Company same store sales for fiscal 1996 decreased 0.5% from the prior year. Average weekly sales per supermarket were approximately $195,200 in fiscal 1996 versus $183,300 in fiscal 1995 for a 6.5% increase. During fiscal 1996, the Company opened 27 new supermarkets and 3 new liquor stores, remodeled or expanded 72 stores, and closed 71 stores, of which 23 were converted to Food Basics franchised stores in Canada.
   The sales decrease of $12 million from last year was mainly the result of store closings. The Company closed 171 stores, excluding replacement stores, since the beginning of fiscal 1995 which reduced comparative sales by approximately $443 million or 4.4% in fiscal 1996. The store closures include 41 stores that were subsequently converted to Food Basics franchised stores. The lost sales of the store closures were offset by the opening of 35 new stores, excluding 25 stores that replaced 27 older, outmoded stores, since the beginning of fiscal 1995 which increased sales by approximately $276 million or 2.7% in fiscal 1996. In addition, the opening and conversion of 42 Food Basics franchised stores in fiscal 1996 increased wholesale sales to the Franchisees by $199 million to sales of $205 million in fiscal 1996, from sales of only $6 million in fiscal 1995.

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

   Interest income increased $2 million from the previous year, primarily due to interest income on equipment leases and inventory notes relating to the Food Basics franchise business.

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

   The effective tax rate for fiscal 1996 was 27.4% as compared to an effective tax rate of 29.4% in fiscal 1995. Included in the fiscal 1995 tax provision is a $6.5 million or $0.17 per share - basic and diluted, credit relating to a refund of previously paid taxes in Canada. Excluding the $6.5 million credit, the fiscal 1995 income tax provision would have been $30.4 million resulting in an effective tax rate of 37.4%. The decrease in the effective tax rate, after giving effect to this credit is mainly attributable to the change in the Canadian income tax valuation allowance. The Company is reversing the income tax valuation allowance to the extent that its Canadian operations generate taxable income.

 During fiscal 1996, since the Canadian operations generated pretax earnings, the Company reversed approximately $14 million of the valuation allowance. Although Canada generated pretax earnings in fiscal 1996 of $32 million and $8 million in fiscal 1995, the Company was unable to conclude that the Canadian deferred tax assets were more likely than not to be realized. Accordingly, at February 22, 1997 the Company continued to fully reserve its Canadian net deferred tax assets. The valuation allowance will be adjusted when and if, in the opinion of Management, significant positive evidence exists which indicates that it is more likely than not that the Company will be able to realize the Canadian deferred tax assets (see "Income Taxes" footnote for further discussion).

 Net income for fiscal 1996 was $73 million or $1.91 per share - basic and diluted as compared to $57 million or $1.50 per share - basic and diluted for fiscal 1995. Excluding the $6.5 million or $0.17 per share - basic and diluted Canadian tax refund, fiscal 1995 net income would have been $51 million or $1.33 per share - basic and diluted. Accordingly, excluding the effect of such refund, net income increased $22 million or $0.58 per share - basic and diluted. The increase in net income is the result of lower store operating, general and administrative expenses of $31 million, coupled with a lower effective income tax rate, partially offset by lower gross margins of $14 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended the 1997 fiscal year with working capital of $262 million compared to $215 million and $191 million at February 22, 1997 and February 24, 1996, respectively. The Company had cash and short-term investments aggregating $71 million at the end of fiscal 1997 compared to $99 million and $100 million at the end of fiscal 1996 and 1995, respectively.

 On June 10, 1997, the Company executed an unsecured five year $465 million U.S. credit agreement and a five year C$50 million Canadian credit agreement (the "1997 Credit Agreement") with a syndicate of banks, enabling it to borrow funds on a revolving basis sufficient to refinance short-term borrowings. This 1997 Credit Agreement replaced a previous five year $400 million U.S. revolving credit agreement and a C$100 million revolving credit agreement dated December 12, 1995. The 1997 Credit Agreement resulted in the Company obtaining a lower cost of borrowing, reduced facility fees, and extended the maturity to June 2002. The Company pays a facility fee ranging from 3/16% to 1/2% per annum on the total commitment of the U.S. and Canadian revolving credit facilities. Borrowings under the U.S. revolving credit agreement were $90 million and $95 million at February 28, 1998 and February 22, 1997, respectively. The Canadian subsidiary had no outstanding borrowings at February 28, 1998 and $59 million at February 22, 1997. As of February 28, 1998, the Company had available $375 million under its U.S. credit agreement and C$50 million (U.S. $35 million at February 28, 1998) under the Canadian credit agreement. As of February 22, 1997, the Company had available $305 million under its U.S. revolver and C$19 million (U.S. $14 million at February 22, 1997) under the Canadian credit agreement. In addition, the U.S. has uncommitted lines of credit with various banks amounting to $149 million and $145 million as of February 28, 1998 and February 22, 1997, respectively. Borrowings under these uncommitted lines of credit amounted to $38 million and $52 million as of February 28, 1998 and February 22, 1997, respectively.

 As of February 28, 1998, the Company had outstanding a total of $575 million of unsecured, non-callable public debt securities in the form of $75 million 7.78% Notes due November 1, 2000, $200 million 7.70% Notes due January 15, 2004 and $300 million 7.75% Notes due April 15, 2007. As of February 28, 1998, the Company had $410 million available under the 1997 Credit Agreement and $111 million in uncommitted lines of credit.

 On April 15, 1997, the Company issued $300 million 7.75% 10 year Notes due April 15, 2007. The Company used the net proceeds to reduce bank borrowings under the U.S. and Canadian revolving credit facilities, prepay other indebtedness and for general corporate purposes. The Company borrowed funds available under the U.S. credit facility to repay at maturity, indebtedness owing in respect of the Company's 9 1/8% Notes due January 15, 1998.

 On June 12, 1997, the Company offered to exchange its 7.75% 10 year Notes due April 15, 2007, which were registered under the Securities Act, for outstanding 7.75% 10 year Notes due April 15, 2007, which had not been so registered. The exchange offer expired on July 10, 1997 with all outstanding unregistered 10 year Notes exchanged for registered 10 year Notes.

 On October 17, 1995, the Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Ltd. ("A&P Canada"), issued U.S. $75 million of unsecured, non-callable 7.78% Notes due November 1, 2000 guaranteed by the Company. The net proceeds from the issuance of these Notes were used to repay indebtedness under the Canadian subsidiary's revolving credit facility. In conjunction with the issuance of the U.S. $75 million Notes, A&P Canada entered into a five year cross-currency swap agreement expiring November 1, 2000. The cross-currency swap was executed for protection against the effect of a decrease in Canadian exchange rates on both the semi-annual interest payments and the final principal payment due to the Company's U.S. bondholders. The cross-currency swap enables the Company to pay in Canadian dollars a fixed rate of interest of 9.23% on a notional amount of C$100 million for the $75 million 7.78% Notes denominated in U.S. dollars. The cost of the cross-currency swap of 1.45% is charged to interest expense. The Company records an asset or liability to the extent that an eventual transaction gain or loss is expected to be recorded upon the settlement of the notional amount of the underlying debt. Accordingly, the Company has recorded in other assets the receivable due from the counterparty amounting to approximately $4.5 million and $1.4 million as of February 28, 1998 and February 22, 1997, respectively. The fair value of the cross-currency swap was favorable to the Company by $1 million as of February 28, 1998 and unfavorable to the Company by $5.4 million as of February 22, 1997. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its currency swap. However, the Company anticipates that the counterparty will be able to fully satisfy its obligations under the contracts.

 On April 15, 1997, the Company's Canadian subsidiary entered into an interest rate swap agreement with a notional amount of C$100 million where the Company receives a fixed rate of interest and pays a variable rate of interest. The fair value of the interest rate swap was favorable to the Company by $1.4 million as of February 28, 1998. This interest rate swap agreement has the same counterparty as the cross-currency swap agreement.

 The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum net worth and maximum levels of indebtedness and lease commitments. The Company was in compliance with all such financial covenants as of February 28, 1998, and believes that it will continue to be in compliance.

 During fiscal 1997, the Company funded its capital expenditures, debt repayments and cash dividends through internally generated funds combined with proceeds from bank borrowings.

 U.S. bank borrowings were $128 million at February 28, 1998 as compared to $147 million at February 22, 1997. U.S. bank borrowings during fiscal 1997 were at an average interest rate of 6.0% compared to 5.8% in fiscal 1996.

 Canada had no bank borrowings at February 28, 1998 and $59 million at February 22, 1997. Canadian bank and commercial paper borrowings during fiscal 1996 were at an average interest rate of 5.3%.

 Pursuant to a Shelf Registration Statement dated January 23, 1998, the Company may offer up to $500 million of debt and equity securities at terms determined by market conditions at the time of sale.

 Capital expenditures totaled $268 million during fiscal 1997, which included 33 new supermarkets, 3 new liquor stores, 4 new Food Basics franchised stores, and 45 remodels and enlargements.

 For fiscal 1998, the Company has planned capital expenditures of approximately $300 million and plans to open 45 new supermarkets and remodel or expand 80 stores. It has been the Company's experience over the past several years that it typically takes 12 to 15 months after opening for a new store to recoup its opening costs and become profitable thereafter. Risks inherent in retail real estate investments are primarily associated with competitive pressures in the marketplace. Beginning in fiscal 1998 through fiscal 2000, the Company intends to improve the use of technology to improve customer service, store operations, warehousing/distribution and merchandising and to intensify advertising and promotions. The Company currently expects to close approximately 60 stores in fiscal year 1998.

 The Company plans to open approximately 50 new supermarkets in fiscal 1999 and approximately 55 new supermarkets per year thereafter for several years, with an attendant increase in square footage of approximately 3% per year, and to remodel an average of 50 stores per year. The Company's concentration will be on larger stores in the 50,000 to 65,000 square foot range. Costs of each project will vary significantly based upon size, marketing format, geographic area and development involvement required from the Company. The planned costs of these projects approximate $4 million for a new store and $1 million for a remodel or enlargement. Traditionally, the Company leases real estate and expends capital on leasehold improvements and store fixtures and fittings. Consistent with the Company's history, most new store activity will be directed into those areas where the Company achieves its best profitability. Remodeling and enlargement programs are normally undertaken based upon competitive opportunities and usually involve updating a store to a more modern and competitive format.

 The fiscal 1997 quarterly dividend was $0.10 per share and amounted to $15.3 million. The Company expects to maintain the same dividend amount for fiscal 1998.

 At fiscal year end, the Company's existing senior debt rating was Baa3 with Moody's Investors Service and BBB- with Standard & Poor's Ratings Group. A change in either of these ratings could affect the availability and cost of financing.

 The Company's current cash resources, together with cash generated from operations, will be sufficient for the Company's 1998 capital expenditure program, mandatory scheduled debt repayments and dividend payments throughout fiscal 1998.

MARKET RISK

Market risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of the Company. The Company is exposed to market risk in the areas of interest rates and foreign currency exchange rates.

Interest rates
The Company's exposure to market risk for changes in interest rates relates primarily to the Company's debt obligations. The Company has no cash flow exposure due to rate changes on its $500 million in notes. However, the Company does have cash flow exposure on its committed and uncommitted bank lines of credit due to its variable LIBOR pricing. In addition, during 1997 the Company entered into an interest rate swap agreement whereby the Company receives a fixed interest rate while paying a variable rate of interest on the $75 million Canadian notes. Accordingly, a 1% change in LIBOR will result in interest expense fluctuating approximately $2.5 million.

Foreign Exchange Risk
The Company is exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. Based upon historical Canadian currency movement, the Company does not believe that reasonably possible near-term changes in the Canadian currency will result in a material effect on future earnings, financial position or cash flows of the Company.

 The Company entered into a five year cross-currency swap agreement to hedge five year notes in Canada that are denominated in U.S. dollars. The Company does not have any currency risk regarding the Canadian 5 year notes. The Company is exposed to currency risk in the event of default by the counterparty. Such default is remote as the counterparty is a widely recognized investment banker.


YEAR 2000 COMPLIANCE

The year 2000 issue is the result of computer programs that were written using two digits rather than four to define the applicable year. Accordingly, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000 and beyond, some level of modification or replacement of such applications will be necessary to avoid the possibility of system failures and the temporary inability to process transactions or engage in other normal business activities.

 The Company has implemented a formal plan to address the year 2000 issue which includes assessing the extent of affected software and developing procedures to resolve the potential problems associated with that software. In addition, the Company is communicating with its major vendors to determine the extent to which the Company might be affected by their year 2000 compliance issues.

 Based on current information, costs of addressing potential problems are not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. However, if the Company, or its vendors are unable to resolve such processing issues in a timely manner, it could result in a material financial risk. Accordingly, the Company has allocated the resources it believes are necessary to resolve all significant year 2000 issues in a timely manner.


IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" ("SFAS 130") and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 relates to the change in the equity of a business during a reporting period from transactions of the business. The Company currently intends to adopt this new accounting standard effective in the first quarter of fiscal 1998. The expected impact in the adoption of SFAS 130 is not readily determinable as the impact is predicated on the future changes in the Canadian exchange rate. SFAS 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise". SFAS 131 provides for the disclosure of financial information disaggregated by the way management organizes the segments of the enterprise for making operating decisions. The Company is currently assessing the extent of disclosures that will be required by SFAS 131 and will adopt this statement in fiscal 1998.

 In February 1998, the FASB issued SFAS No. 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 standardizes the disclosure requirements for pensions and other postretirement benefits. It does not address the accounting for such benefits. SFAS 132 is effective for fiscal years beginning after December 31, 1997 and requires restatement of disclosures for all prior periods presented. The Company will adopt SFAS 132 in fiscal 1998 and believes it will impact the financial statements to the extent that it is necessary to provide additional disclosure about the Company's pensions and other postretirement benefits.

STATEMENTS OF CONSOLIDATED OPERATIONS

               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands, except per share amounts)
-----------------------------------------------

                                     Fiscal 1997   Fiscal 1996   Fiscal 1995
                                      (53 weeks)    (52 weeks)    (52 weeks)
                                     -----------   ------------  -----------
Sales                                $10,262,243   $10,089,014   $10,101,356
Cost of merchandise sold              (7,327,365)   (7,167,315)   (7,166,119)
                                     -----------   -----------   -----------
Gross margin                           2,934,878     2,921,699     2,935,237
Store operating, general
 and administrative expense           (2,779,619    (2,752,396)   (2,783,503)
                                     -----------   -----------    ----------
Income from operations                   155,259       169,303       151,734
Interest expense                         (80,152)      (73,208)      (73,143)
Interest income                            7,793         4,496         2,501
                                     -----------   -----------    ----------
Income before income taxes and
 extraordinary item                       82,900       100,591        81,092
Provision for income taxes               (19,314)      (27,559)      (23,868)
                                     -----------   -----------    ----------
Income before extraordinary item          63,586        73,032        57,224
Extraordinary loss on early
 extinguishment of debt (net
 of income tax benefit of $394)             (544)            -             -
                                     -----------   -----------    ----------
Net income                           $    63,042   $    73,032    $   57,224
                                     ===========   ===========    ==========
Basic earnings (loss) per share:
  Income before extraordinary item   $      1.66   $      1.91    $     1.50
  Extraordinary loss on early
    extinguishment of debt                 (0.01)            -             -
                                     -----------   -----------    ----------
Net income per share - basic         $      1.65   $      1.91    $     1.50
                                     ===========   ===========    ==========

Diluted earnings (loss) per share:
  Income before extraordinary item $ 1.66 $ 1.91 $ 1.50 Extraordinary loss on early
    extinguishment of debt                 (0.01)            -             -
                                     -----------   -----------    ----------
Net income per share - diluted       $      1.65   $      1.91    $     1.50
                                     ===========   ===========    ==========

See Notes to Consolidated Financial Statements.

                                        PAGE 20
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

               The Great Atlantic & Pacific Tea Company, Inc.
(Dollars in thousands, except share amounts)
------------------------------------------------
                                        Fiscal 1997 Fiscal 1996  Fiscal 1995
                                        ----------- -----------  -----------
Common stock:
   Shares:
   Issued and outstanding
     at beginning of year                38,247,716  38,220,333   38,220,333
   Stock options exercised                    5,250      27,383            -
                                        -----------  ----------  -----------
   Issued and outstanding
     at end of year                      38,252,966  38,247,716   38,220,333
                                        =========== ===========  ===========
   Balance at beginning of year         $    38,247 $    38,220  $    38,220
   Stock options exercised                        6          27            -
                                        ----------- -----------  -----------
   Balance at end of year               $    38,253 $    38,247  $    38,220
                                        =========== ===========  ===========
Capital surplus:
   Balance at beginning of year         $   453,751 $   453,121  $   453,121
   Stock options exercised                      143         630            -
                                        ----------- -----------  -----------
   Balance at end of year               $   453,894 $   453,751  $   453,121
                                        =========== ===========  ===========

Cumulative translation adjustment:
   Balance at beginning of year        $    (49,694)$   (50,936) $   (49,227)
   Exchange adjustment                       (5,121)      1,242       (1,709)
                                        ----------- -----------  -----------
   Balance at end of year              $    (54,815)$   (49,694) $   (50,936)
                                        =========== ===========  ===========

Minimum pension liability adjustment:
   Balance at beginning of year         $         - $         -  $         -
   Minimum pension liability adjustment     (6,210)           -            -
                                        ----------- -----------  -----------
   Balance at end of year              $    (6,210) $         -  $         -
                                        =========== ===========  ===========

Retained earnings:
   Balance at beginning of year         $   447,768 $   382,380  $   332,800
   Net income                                63,042      73,032       57,224
   Cash dividends                           (15,300)     (7,644)      (7,644)
                                        ----------- -----------  -----------
   Balance at end of year               $   495,510 $   447,768  $   382,380
                                        =========== ===========  ===========
See Notes to Consolidated Financial Statements.

                                        PAGE 21
CONSOLIDATED BALANCE SHEETS
               The Great Atlantic & Pacific Tea Company, Inc.

                                               February 28,     February 22,
(Dollars in thousands)                             1998             1997
---------------------                          ------------     -----------
Assets
Current assets:
  Cash and short-term investments               $   70,937       $   98,830
  Accounts receivable                              227,703          213,888
  Inventories                                      882,229          881,288
  Prepaid expenses and other assets                 36,358           37,373
                                                ----------       ----------
    Total current assets                         1,217,227        1,231,379
                                                ----------       ----------
Property:
  Land                                             138,139          128,779
  Buildings                                        368,201          343,076
  Equipment and leasehold improvements           2,122,860        2,118,808
                                                ----------       ----------
     Total-at cost                               2,629,200        2,590,663
  Less accumulated depreciation
    and amortization                            (1,122,381)      (1,104,159)
                                                ----------       ----------
                                                 1,506,819        1,486,504
  Property leased under capital leases              90,058          103,474
                                                ----------       ----------
Property-net                                     1,596,877        1,589,978
Other assets                                       181,149          181,315
                                                ----------       ----------
                                                $2,995,253       $3,002,672
                                                ==========       ==========

Liabilities and Shareholders' Equity
Current liabilities:
 Current portion of long-term debt              $   16,824       $   18,290
 Current portion of obligations
    under capital leases                            12,293           12,708
 Accounts payable                                  441,149          468,808
 Book overdrafts                                   151,846          182,305
 Accrued salaries, wages and benefits              146,064          146,737
 Accrued taxes                                      57,856           52,269
 Other accruals                                    129,098          134,888
                                                ----------       ----------
    Total current liabilities                      955,130        1,016,005
                                                ----------       ----------
Long-term debt                                     695,292          701,609
                                                ----------       ----------
Obligations under capital leases                   120,980          137,886
                                                ----------       ----------
Deferred income taxes                              120,618          113,188
                                                ----------       ----------
Other non-current liabilities                      176,601          143,912
                                                ----------       ----------
Commitments and contingencies

Shareholders' equity:
 Preferred stock-no par value;
  authorized - 3,000,000 shares;
  issued-none
 Common stock-$1 par value;
   authorized - 80,000,000 shares;
    issued and outstanding
    38,252,966 shares and
    38,247,716 shares, respectively                 38,253           38,247
 Capital surplus                                   453,894          453,751
 Cumulative translation adjustment                 (54,815)         (49,694)
 Minimum pension liability adjustment               (6,210)               -
 Retained earnings                                 495,510          447,768
                                                ----------       ----------
    Total shareholders' equity                     926,632          890,072
                                                ----------       ----------
                                                $2,995,253       $3,002,672
                                                ==========       ==========

See Notes to Consolidated Financial Statements.

                                        PAGE 22
STATEMENTS OF CONSOLIDATED CASH FLOWS
               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands)                   Fiscal 1997  Fiscal 1996 Fiscal 1995
---------------------                    -----------  ----------- -----------
Cash Flows From Operating Activities:
Net income                                $  63,042    $  73,032   $  57,224
Adjustments to reconcile net income
  to cash provided by operating activities:
  Depreciation and amortization             234,236      230,748     225,449
  Deferred income tax provision (benefit)
    on income before extraordinary item      11,425       (1,067)      9,496
  (Gain) loss on disposal of owned
    property, net                           (11,363)       1,338      (3,177)
  (Increase) decrease in receivables        (14,116)      (5,615)        556
  Increase in inventories                    (6,090)     (53,672)    (13,103)
  (Increase) decrease in prepaid expenses
    and other current assets                 (2,630)       6,401        (573)
  Increase in other assets                  (1,435)      (26,753)    (12,066)
  Increase (decrease) in accounts payable  (24,542)       15,950       3,944
  Increase (decrease) in accrued expenses     8,594       (2,657)     (4,251)
  Increase (decrease) in store closing
    reserves                                  6,104       (8,600)    (18,240)
  Increase (decrease) in other accruals
    and other liabilities                    14,052     (13,307)      16,518
  Other operating activities, net            (1,050)         271         193
                                          ---------    ---------   ---------
Net cash provided by operating activities   276,227      216,069     261,970
                                          ---------    ---------   ---------
Cash Flows From Investing Activities:
Expenditures for property                  (267,623)    (296,878)   (236,139)
Proceeds from disposal of property           31,783       19,408      34,576
                                          ---------    ---------   ---------
Net cash used in investing activities      (235,840)    (277,470)   (201,563)
                                          ---------    ---------   ---------
Cash Flows From Financing Activities:
Changes in short-term debt                  (34,500)      37,000      13,000
Proceeds under revolving lines of credit    947,148      459,312   1,182,183
Payments on revolving lines of credit      (991,296)    (439,591) (1,329,409)
Proceeds from long-term borrowings          304,213        4,978      75,000
Payments on long-term borrowings           (233,348)      (6,155)     (4,005)
Principal payments on capital leases        (13,711)     (13,166)    (17,953)
Increase (decrease) in book overdrafts      (28,145)      24,901      (1,075)
Deferred financing fees                      (2,471)            -           -
Proceeds from stock options exercised           149          657           -
Cash dividends                              (15,300)      (7,644)     (7,644)
                                          ---------    ---------  ----------
Net cash provided by (used in)
  financing activities                      (67,261)      60,292     (89,903)
                                          ---------    ---------   ---------

Effect of exchange rate changes on cash and
  short-term investments                     (1,019)         167         338
                                          ---------    ---------   ---------
Net Decrease in Cash and
  Short-term Investments                    (27,893)        (942)    (29,158)
Cash and Short-term Investments
  at Beginning of Year                       98,830       99,772     128,930
                                          ---------    ---------   ---------
Cash and Short-term Investments
  at End of Year                          $  70,937    $  98,830   $  99,772
                                          =========    =========   =========

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company operates retail supermarkets in the United States and Canada. The U.S. operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest.
See the following footnotes for additional information on the Canadian
Operations: Operations in Geographic Areas, Food Basics Franchise Business, Income Taxes and Retirement Plans and Benefits.

Revenue Recognition
Retail revenue is recognized at point of sale while wholesale revenue is recognized when goods are shipped.

Fiscal Year
The Company's fiscal year ends on the last Saturday in February. Fiscal 1997 ended February 28, 1998, fiscal 1996 ended February 22, 1997 and fiscal 1995 ended February 24, 1996. Fiscal 1997 was comprised of 53 weeks while fiscal 1996 and fiscal 1995 were each comprised of 52 weeks.

Common Stock
The principal shareholder of the Company, Tengelmann
Warenhandelsgesellschaft, owned 54.67% of the Company's common stock as of February 28, 1998.

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

Advertising Costs
Advertising costs are expensed as incurred. The Company recorded advertising expense of $138 million for each of the three fiscal years in the period ended February 28, 1998.

Properties
Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment based on lives varying from three to ten years. Real property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. During fiscal 1997 the Company disposed of certain assets which resulted in a pretax gain of approximately $11 million.

Pre-opening Costs
The costs of opening new stores are expensed in the year incurred.

Earnings Per Share
In the fourth quarter of fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the statements of consolidated operations and requires a reconciliation of the numerators and denominators of the basic and diluted EPS calculations. Basic EPS is computed by dividing net income by the weighted average shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised and converted to common stock. Earnings per share for prior periods have been computed in accordance with SFAS 128.

 The weighted average shares outstanding utilized in the basic earnings per share calculations were 38,249,832 for fiscal 1997, 38,221,329 for fiscal 1996 and 38,220,333 for fiscal 1995. The common stock equivalents that were added to the weighted average shares outstanding for purposes of diluted earnings per share were 19,926 for fiscal 1997, 66,260 for fiscal 1996 and 1,374 for fiscal 1995.

Excess of Cost over Net Assets Acquired
The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over forty years. The Company recorded amortization expense of $1.5 million for each of the three fiscal years in the period ended February 28, 1998. The accumulated amortization relating to goodwill amounted to $11.7 million and $10.2 million at February 28, 1998 and February 22, 1997, respectively. At each balance sheet date, Management reassesses the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on an undiscounted basis. If the results of such comparison indicate that an impairment may exist, the Company will recognize a charge to operations at that time based upon the difference between the present value of the expected cash flows from future operating results (utilizing a discount rate equal to the Company's average cost of funds at that time) and the balance sheet value. The recoverability of goodwill is at risk to the extent the Company is unable to achieve its forecast assumptions regarding cash flows from operating results. At February 28, 1998, the Company estimates that the cash flows projected to be generated by the respective businesses on an undiscounted basis should be sufficient to recover the existing goodwill balance over its remaining life.

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

Current Liabilities
Certain accounts payable checks issued but not presented to banks frequently result in negative book balances for accounting purposes. Such amounts are classified as "Book overdrafts" in the accompanying balance sheets.

 The Company accrues for vested and non-vested vacation pay. Liabilities for compensated absences of $79 million at both February 28, 1998 and February 22, 1997, are included in the balance sheet caption "Accrued salaries, wages and benefits."

Stock-Based Compensation
Effective February 25, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). In conjunction with the adoption, the Company will continue to apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" with pro forma disclosure of net income and earnings per share as if the fair-value based method prescribed by SFAS 123 had been applied.

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

New Accounting Pronouncements Not Yet Adopted

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" ("SFAS 130") and SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 relates to the change in the equity of a business during a reporting period from transactions of the business. The Company currently intends to adopt this new accounting standard effective in the first quarter of fiscal 1998. The expected impact in the adoption of SFAS 130 is not readily determinable as the impact is predicated on the future changes in the Canadian exchange rate. SFAS 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise". SFAS 131 provides for the disclosure of financial information disaggregated by the way management organizes the segments of the enterprise for making operating decisions. The Company is currently assessing the extent of disclosures that will be required by SFAS 131 and will adopt this statement in fiscal 1998.

 In February 1998, the FASB issued SFAS No. 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 standardizes the disclosure requirements for pensions and other postretirement benefits. It does not address the accounting for such benefits. SFAS 132 is effective for fiscal years beginning after December 31, 1997 and requires restatement of disclosures for all prior periods presented. The Company will adopt SFAS 132 in fiscal 1998 and believes it will impact the financial statements to the extent that it is necessary to provide additional disclosure about the Company's pensions and other postretirement benefits.


INVENTORY

Approximately 27% of the Company's inventories are valued using the last-in, first-out ("LIFO") method at both February 28, 1998 and February 22, 1997. Such inventories would have been $14 million and $15 million higher at February 28, 1998 and February 22, 1997, respectively, if the retail and first-in, first-out methods were used. The Company recorded LIFO charges of approximately $1 million and $2 million during fiscal years 1996 and 1995, respectively. During fiscal year 1997, the Company recorded a LIFO credit of $0.4 million. Liquidation of LIFO layers in the periods reported did not have a significant effect on the results of operations.

FOOD BASICS FRANCHISE BUSINESS

The Company serviced 52 Food Basics franchised stores as of February 28, 1998 and 49 stores as of February 22, 1997. These franchised stores are required to purchase inventory exclusively from the Company which acts as a wholesaler to the franchisees. During fiscal 1997 and 1996, the Company had wholesale sales to these franchised stores of $340 million and $205 million, respectively. A majority of the Food Basics franchised stores were converted from Company operated supermarkets. The Company subleases the stores and leases the equipment in the stores to the franchisees. The Company also provides merchandising, advertising, accounting and other consultative services to the franchisees for which it receives a nominal fee which mainly represents the reimbursements of costs incurred to provide such services (see "Lease Obligations" footnote).

 Included in other assets are Food Basics franchised business receivables, net of allowance for doubtful accounts, amounting to $37.6 million as of February 28, 1998 and $40.2 million as of February 22, 1997. The inventory notes are collateralized by the inventory in the stores, while the equipment lease receivables are collateralized by the equipment in the stores. The current portion of the inventory and equipment leases of approximately $1.9 million as of February 28, 1998 and $2.4 million as of February 22, 1997 are included in accounts receivable. The repayment of the inventory notes and equipment leases are dependent on positive operating results of the stores. To the extent that the franchisee incur operating losses, the Company establishes an allowance for doubtful accounts. The Company continually assesses the sufficiency of the allowance on a store by store basis based upon the operating losses incurred and the related collateral underlying the amounts due from the franchisees. In the event of default by a franchisee, the Company reserves the option to reacquire the inventory and equipment at the store and operate the franchise as a corporate owned store.

  Included below are the amounts due to the Company for the next five years and thereafter from the franchised stores for equipment leases and inventory notes.


--------------------------------------------------------------
(Dollars in thousands)
--------------------------------------------------------------

1998                                              $5,379
1999                                               6,595
2000                                               6,595
2001                                               6,595
2002                                               6,595
2003 and thereafter                               20,694
                                                 -------
                                                  52,453
Less interest portion                             12,897
                                                 -------
Due from Food Basics franchise business          $39,556
                                                 =======

For the fiscal years ended February 28, 1998 and February 22, 1997 approximately $2 million and $34 million, respectively, of the franchise business notes relate to equipment leases which were non-cash transactions and accordingly, have been excluded from the consolidated statements of cash flows.

INDEBTEDNESS
Debt consists of:
                                          February 28,     February 22,
(Dollars in thousands)                           1998             1997
---------------------                     -----------      -----------
7.75% Notes, due April 15, 2007            $300,000           $      -
9 1/8% Notes, due January 15, 1998                -            200,000
7.70% Senior Notes, due January 15, 2004    200,000            200,000
7.78% Notes, due November 1, 2000            75,000             75,000
Mortgages and Other Notes, due
  1998 through 2014 (average interest
  rates at year end of 6.70% and
  9.35%, respectively)                       11,972             38,878
U.S. Bank Borrowings at 5.86%
  and 5.76%, respectively                   127,500            147,000
Canadian Commercial Paper at 3.44%                -              2,192
Canadian Bank Borrowings at 3.65%                 -             56,956
Less unamortized discount on 7.75%
  and 9 1/8% Notes                           (2,356)             (127)
                                           --------           --------
                                            712,116            719,899
Less current portion                        (16,824)           (18,290)
                                           --------           --------
Long-term debt                             $695,292           $701,609
                                           ========           ========

On June 10, 1997, the Company executed an unsecured five year $465 million U.S. credit agreement and a five year C$50 million Canadian credit agreement (the "1997 Credit Agreement") with a syndicate of banks, enabling it to borrow funds on a revolving basis sufficient to refinance short-term borrowings. This 1997 Credit Agreement replaced a previous five year $400 million U.S. revolving credit agreement and a C$100 million revolving credit agreement dated December 12, 1995. The 1997 Credit Agreement resulted in the Company obtaining lower cost of borrowing, reduced facility fees, and extended the maturity to June 2002. The Company pays a facility fee ranging from 3/16% to 1/2% per annum on the total commitment of the U.S. and Canadian revolving credit facilities. Borrowings under the U.S. revolving credit agreement were $90 million and $95 million at February 28, 1998 and February 22, 1997, respectively. The Canadian subsidiary had no outstanding borrowings at February 28, 1998 and $59 million at February 22, 1997. As of February 28, 1998, the Company had available $375 million under its U.S. agreement and C$50 million (U.S. $35 million at February 28, 1998) under the Canadian credit agreement. As of February 22, 1997, the Company had available $305 million under its U.S. agreement and C$19 million (U.S. $14 million at February 22, 1997) under the Canadian credit agreement. In addition, the U.S. has uncommitted lines of credit with various banks amounting to $149 million and $145 million as of February 28, 1998 and February 22, 1997, respectively.

Borrowings under these uncommitted lines of credit amounted to $38 million and $52 million as of February 28, 1998 and February 22, 1997, respectively.

 As of February 28, 1998, the Company had outstanding a total of $575 million of unsecured, non-callable public debt securities in the form of $75 million 7.78% Notes due November 1, 2000, $200 million 7.70% Notes due January 15, 2004 and $300 million 7.75% Notes due April 15, 2007. As of February 28, 1998, the Company had $410 million available under the 1997 Credit Agreement and $111 million in uncommitted lines of credit.

 On April 15, 1997, the Company issued $300 million 7.75% 10 year Notes due April 15, 2007. The Company used the net proceeds to reduce bank borrowings under the U.S. and Canadian revolving credit facilities, prepay other indebtedness and for general corporate purposes. The Company borrowed funds available under the U.S. credit facility to repay at maturity indebtedness owing in respect of the Company's 9 1/8% Notes due January 15, 1998.

 On October 17, 1995, the Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Ltd. ("A&P Canada"), issued U.S. $75 million of unsecured, non-callable 7.78% Notes due November 1, 2000 guaranteed by the Company. The net proceeds from the issuance of these Notes were used to repay indebtedness under the Canadian subsidiary's revolving credit facility. In conjunction with the issuance of the U.S. $75 million Notes, A&P Canada entered into a five year cross-currency swap agreement expiring November 1, 2000. The cross-currency swap was executed for protection against the effect of a decrease in Canadian exchange rates on both the semi-annual interest payments and the final principal payment due to the Company's U.S. bondholders. The cross-currency swap enables the Company to pay in Canadian dollars a fixed rate of interest of 9.23% on a notional amount of C$100 million for the $75 million 7.78% Notes denominated in U.S. dollars. The cost of the cross-currency swap of 1.45% is charged to interest expense. The Company records an asset or liability to the extent that an eventual transaction gain or loss is expected to be recorded upon the settlement of the notional amount of the underlying debt. Accordingly, the Company has recorded in other assets the receivable due from the counterparty amounting to approximately $4.5 million and $1.4 million as of February 28, 1998 and February 22, 1997, respectively. The fair value of the cross-currency swap was favorable to the Company by $1 million as of February 28, 1998 and unfavorable to the Company by $5.4 million as of February 22, 1997. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its currency swap. However, the Company anticipates that the counterparty will be able to fully satisfy its obligations under the contracts.

 On April 15, 1997, A&P Canada entered into an interest rate swap agreement with a notional amount of C$100 million where the Company receives a fixed rate of interest and pays a variable rate of interest. The fair value of the interest rate swap was favorable to the Company by $1.4 million as of February 28, 1998.

 The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum net worth and maximum levels of indebtedness and lease commitments. The Company was in compliance with all such financial covenants as of February 28, 1998 and believes that it will continue to be in compliance.

 The net book value of real estate pledged as collateral for all mortgage loans amounted to approximately $14 million and $48 million as of February 28, 1998 and February 22, 1997, respectively.

 In the second quarter of fiscal 1997, the Company recorded an extraordinary charge of $0.5 million, net of a tax benefit of $0.4 million relating to the early extinguishment of debt which amounted to $0.01 per share - basic and diluted. The Company retired at a premium approximately $20 million in mortgages with a weighted average interest rate of 9.4%.

 The U.S. bank borrowings of $118 million as of February 28, 1998 are classified as non-current as the Company has the ability and intent to refinance these borrowings on a long-term basis.

 Maturities for the next five fiscal years and thereafter are: 1998-$17 million; 1999-$14 million; 2000-$106 million; 2001-$40 million; 2002-$37 million; 2003 and thereafter - $498 million. Interest payments on indebtedness were approximately $58 million for fiscal 1997, $49 million for fiscal 1996 and $54 million for fiscal 1995.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:


(Dollars in thousands)   February 28, 1998   February 22, 1997
---------------------    -----------------   -----------------
                         Carrying   Fair     Carrying   Fair
Liabilities:              Amount    Value     Amount    Value
                         --------  --------  --------  --------
7.75% Notes, due
  April 15, 2007         $297,644  $299,531  $      -  $      -
                         --------  --------  --------  --------
9 1/8% Notes, due
  January 15, 1998       $      -  $      -  $199,873  $204,296
                         --------  --------  --------  --------
7.70% Senior Notes, due
  January 15, 2004       $200,000  $205,376  $200,000  $203,390
                         --------  --------  --------  --------
7.78% Notes, due
  November 1, 2000       $ 75,000  $ 75,832  $ 75,000  $ 76,912
                         --------  --------  --------  --------
Total Indebtedness       $712,116  $720,211  $719,899  $729,624
                         ========  ========  ========  ========

 Fair value for the public debt securities is based on quoted market prices. With respect to all other indebtedness, Management has evaluated such debt instruments and has determined, based on interest rates and terms, that the fair value of such indebtedness approximates carrying value at February 28, 1998 and February 22, 1997. As of February 28, 1998 and February 22, 1997, the carrying values of cash and short-term investments, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.

 On April 15, 1997, the Company's Canadian subsidiary entered into an interest rate swap agreement with a notional amount of C$100 million where the Company receives a fixed rate of interest and pays a variable rate of interest.

 At February 28, 1998 and February 22, 1997, the estimated fair values of the cross-currency swap and interest rate swap agreements were as follows:

(Dollars in thousands)   February 28, 1998   February 22, 1997
---------------------    -----------------   -----------------
                         Carrying   Fair     Carrying   Fair
                          Amount    Value     Amount    Value
                         --------  --------  --------  --------
Cross-currency swap       $4,504   $1,077     $1,432   $(5,387)
Interest rate swap             -    1,350          -         -
                          ------   -------    -------  --------
Total cross-currency/
  interest rate swap      $4,504   $2,427     $1,432   $(5,387)
                          =======  =======    =======  ========


 The fair values were determined by the counterparty which is a widely recognized investment banker.

 As of the end of fiscal 1997, the Company holds equity securities of both common and cumulative preferred stock in Isosceles PLC which were written-off in their entirety during fiscal 1992. There are no quoted market prices for these securities and it is not practicable, considering the materiality of these securities to the Company, to obtain an estimate of their fair value. The Company believes that the fair value for these securities is zero based upon Isosceles' current and prior years' results.


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

The consolidated balance sheets include the following:

                                            February 28,   February 22,
(Dollars in thousands)                          1998           1997
---------------------                      ------------   ------------

Real property leased under capital leases   $ 213,076        $223,507
Accumulated amortization                     (123,018)       (120,033)
                                            ---------        --------
                                            $  90,058        $103,474
                                            =========        ========

The Company did not enter into any new capital leases during fiscal 1997 and 1995. During fiscal 1996, the Company entered into new capital leases totaling $22 million. These capital lease amounts are non-cash transactions and, accordingly, have been excluded from the consolidated statement of cash flows. Interest paid as part of capital lease obligations was approximately $16, $17 and $18 million in fiscal 1997, 1996 and 1995, respectively.

Rent expense for operating leases consists of:

(Dollars in thousands)            Fiscal 1997   Fiscal 1996   Fiscal 1995
---------------------             -----------   -----------   -----------
Minimum rentals                     $181,061       $162,752      $154,439
Contingent rentals                     5,109          5,383         5,890
                                    --------       --------      --------
                                    $186,170       $168,135      $160,329
                                    ========       ========      ========

Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 28, 1998 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to facilities for which reserves have previously been established. In addition, the Company subleases 52 stores to the Food Basics franchise business. Included in the operating lease table below are the rental payments made by the Company offset by the rental income received from the Food Basics franchised stores.


(Dollars in thousands)                          Capital
---------------------                           Leases
                                                  Real      Operating
Fiscal                                          Property      Leases
------                                          --------    ---------
1998                                             $27,146    $192,841
1999                                              25,355     185,661
2000                                              24,271     178,189
2001                                              23,135     169,274
2002                                              21,113     156,747
2003 and thereafter                              127,328   1,406,972
                                               ---------  ----------
                                                 248,348  $2,289,684
Less executory costs                              (1,818)
                                               ---------
Net minimum rentals                              246,530
Less interest portion                           (113,257)
                                               ---------
Present value of net minimum rentals           $ 133,273
                                               =========




INCOME TAXES

The components of income before income taxes and extraordinary item are as follows:

(Dollars in thousands)             Fiscal 1997    Fiscal 1996  Fiscal 1995
----------------------             -----------   -----------   -----------
  United States                       $45,644      $ 68,478       $73,364
  Canadian                             37,256        32,113         7,728
                                     --------      --------     ---------
  Total                               $82,900      $100,591       $81,092
                                     ========      ========     =========


The provision for income taxes before extraordinary item consists of the following:

(Dollars in thousands)             Fiscal 1997   Fiscal 1996   Fiscal 1995
---------------------              -----------   -----------   -----------
Current:
  Federal                              $4,171       $24,228       $15,129
  Canadian                                700           700        (5,622)
  State and local                       3,018         3,698         4,865
                                      -------      --------      --------
                                        7,889        28,626        14,372
                                      -------      --------      --------
Deferred:
  Federal                              11,076          (926)        9,387
  Canadian                             16,624        14,329         3,448
  State and local                         349          (141)          109
  Canadian valuation
    allowance                         (16,624)      (14,329)       (3,448)
                                      -------      --------      --------
                                       11,425        (1,067)        9,496
                                      -------      --------      --------
                                      $19,314       $27,559       $23,868
                                      =======      ========      ========

The deferred income tax provision (benefit) results primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, Canadian net operating tax loss carryforwards and the Canadian valuation allowance.

 During fiscal 1994, Management assessed the likelihood of realizing the Canadian net deferred income tax assets and, based on all available evidence, concluded that it was not likely that such assets would be realized. Accordingly, the Company recorded a valuation allowance of $119.6 million against Canadian deferred tax assets. These deferred tax assets resulted from tax loss carryforwards and deductible temporary differences arising from the Canadian write-off of goodwill and long-lived assets during fiscal 1994.

 During fiscal 1997, since the Canadian operations generated pretax earnings, the Company reversed approximately $17 million of the valuation allowance, which was an increase of $3 million from the fiscal 1996 reversal of $14 million. Although Canada generated pretax earnings in fiscal 1997 of $37 million and $32 million in fiscal 1996, the Company was unable to conclude that the Canadian deferred tax assets were more likely than not to be realized. This conclusion was based in part on Management's assessment of the competitive Canadian marketplace and the level of the Canadian earnings. Accordingly, at February 28, 1998 the Company is continuing to fully reserve its Canadian net deferred tax asset. The valuation allowance will be adjusted when and if, in the opinion of Management, significant positive evidence exists which indicates that it is more likely than not that the Company will be able to realize the Canadian net deferred tax asset. The positive evidence that Management believes is necessary in order to reverse some or all of the Canadian deferred tax asset valuation allowance is a trend in earnings to a level which would allow Management to conclude that it is more likely than not that a portion or all of the deferred tax assets would be realized. The Canadian pretax income for financial statement purposes are higher than the taxable income for tax purposes due to certain differences between the financial statement and income tax treatment of certain items. This is of further significance since the largest portion of the Canadian deferred tax asset relates to net operating loss carryforwards which to expire between fiscal 1999 and fiscal 2002.

 During fiscal 1994, the Company made an election to permanently reinvest prior years' earnings of the Canadian subsidiary. Accordingly, the Company does not provide for taxes associated with Canada's undistributed earnings.

 The Company's Canadian net operating tax loss carryforwards of approximately $135 million will expire between February 2000 and February 2003.

 A reconciliation of income taxes at the 35% federal statutory income tax rate for fiscal 1997, 1996 and 1995 to income taxes as reported is as follows:


(Dollars in thousands)                    Fiscal 1997 Fiscal 1996Fiscal 1995
---------------------                     ----------- ----------------------
Income taxes computed at federal
  statutory income tax rate                $ 29,015     $35,207     $28,382
State and local income taxes, net of
  federal tax benefit                         2,188       2,312       3,233
Tax rate differential relating
  to Canadian operations                      4,155       3,789      (4,879)
Canadian valuation allowance                (16,624)    (14,329)     (3,448)
Goodwill                                        580         580         580
                                           --------    --------     -------
Income taxes, as reported                  $ 19,314     $27,559     $23,868
                                           ========    ========     =======


The fiscal 1995 tax rate differential relating to Canadian operations in the above table includes a $6.5 million benefit related to a refund of previously paid Canadian taxes.

 Income tax payments, net of refunds, for fiscal 1996 and 1995 were approximately $13 and $19 million, respectively. For fiscal 1997 the Company had net income tax refunds of $1 million.


 The components of net deferred tax assets (liabilities) are as follows:

                                           February 28,   February 22,
(Dollars in thousands)                         1998          1997
---------------------                      ------------   ------------
Current assets:
  Insurance reserves                        $22,420        $  24,186
  Other reserves                              5,031            6,552
  Accrued postretirement and
    postemployment benefits                   3,038            3,038
  Lease obligations                           1,619            1,817
  Pension obligations                         3,827            2,390
  Miscellaneous                               2,870            3,013
                                           --------         --------
                                             38,805           40,996
                                           --------         --------
Current liabilities:
  Inventories                               (14,819)         (14,819)
  Health and welfare                         (9,960)          (9,534)
  Miscellaneous                              (7,083)          (5,997)
                                           --------         --------
                                            (31,862)         (30,350)
                                           --------         --------
Valuation allowance                          (3,005)          (3,337)
                                           --------         --------
Deferred income taxes included in
  prepaid expenses and other assets         $ 3,938          $ 7,309
                                           ========         ========
Non-current assets:
  Isosceles investment                    $  42,617        $  42,617
  Fixed assets                                4,077            4,061
  Other reserves                              6,177            5,420
  Lease obligations                          17,354           19,166
  Canadian loss carryforwards                60,270           80,494
  Insurance reserves                          4,200            6,720
  Accrued postretirement and
    postemployment benefits                  29,808           28,110
  Pension obligations                         6,800            6,300
  Step rents                                 11,352            9,625
  Miscellaneous                               7,759            8,677
                                          ---------        ---------
                                            190,414          211,190
                                          ---------        ---------
Non-current liabilities:
  Fixed assets                             (212,044)        (205,153)
  Pension obligations                       (22,981)         (21,050)
  Miscellaneous                              (2,404)          (1,936)
                                          ---------        ---------
                                           (237,429)        (228,139)
                                          ---------        ---------
Valuation allowance                         (73,603)         (96,239)
                                          ---------        ---------
Deferred income taxes                     $(120,618)       $(113,188)
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

The components of net pension cost are as follows:

(Dollars in thousands)          Fiscal 1997     Fiscal 1996   Fiscal 1995
---------------------           -----------     -----------   -----------
Service cost                      $11,942        $ 10,826        $  9,340
Interest cost                      26,192          24,798          23,976
Actual return on plan assets      (45,893)        (34,921)        (42,724)
Net amortization and deferral      14,908           5,254          16,362
                                 --------        --------        --------
Net pension cost                  $ 7,149        $  5,957        $  6,954
                                 ========        ========        ========


The Company's defined benefit pension plans are accounted for on a calendar year basis. The majority of plan assets is invested in listed stocks and bonds. The funded status of the plans is as follows:

                                          1997                  1996
                               ---------------------- ----------------------
                                  Assets  Accumulated    Assets  Accumulated
                                  Exceed    Benefits     Exceed    Benefits
                               Accumulated   Exceed   Accumulated   Exceed
(Dollars in thousands)           Benefits    Assets     Benefits    Assets
---------------------          ----------- ---------- ----------- ----------

Accumulated benefit obligation:
 Vested                          $286,909   $100,618   $300,111    $ 38,726
 Nonvested                          3,568      2,001      3,766       1,907
                                 --------   --------   --------    --------
                                 $290,477   $102,619   $303,877    $ 40,633
                                 ========   ========   ========    ========
Projected benefit obligation     $296,333   $107,637   $312,762    $ 42,969
Plan assets at fair value         362,538     81,870    378,903      22,600
                                 --------   --------   --------    --------
Excess (deficiency) of assets
 over projected benefit
 obligation                        66,205    (25,767)    66,141    (20,369)
Unrecognized net transition
 (asset) obligation                (5,880)       398     (7,446)       483
Unrecognized net (gain) loss
 from experience differences      (17,809)     7,119    (15,059)    (1,109)
Unrecognized prior service cost     2,311      4,130      3,082      3,964
Additional minimum liability            -     (8,985)         -     (2,824)
                                 --------   --------   --------    --------
Prepaid pension asset
 (pension liability)              $44,827  $ (23,105)  $ 46,718   $(19,855)
                                 ========   ========   ========    ========

 The prepaid pension asset is included in other assets while the pension liability is included in accrued salaries, wages and benefits and other non-current liabilities.

 At February 28, 1998, the Company's additional minimum pension liability for its defined benefit plans was in excess of the unrecognized prior service costs and net transition obligation and accordingly, $6.2 million was reflected as a reduction to shareholders' equity. The amount was not tax effected as it related to the Canadian subsidiary which has its deferred tax assets fully reserved by a valuation allowance.

 During the year ended February 25, 1995, the Company's Canadian subsidiary and the United Food & Commercial Workers International Union, Locals 175 and 633, entered into an agreement which will result in the amalgamation of three of the Company's Canadian defined benefit pension plans with the Canadian Commercial Workers Industry Pension Plan ("CCWIPP"), retroactive to July 1, 1994, subject to the approval of the CCWIPP trustees and the appropriate regulatory bodies. Under the terms of this agreement, CCWIPP will assume the assets and defined benefit liabilities of the three pension plans and the Company will be required to make defined contributions to CCWIPP based upon hours worked by employees who are members of CCWIPP. The Company expects that the necessary approvals will be received by January 1999. The transfer to CCWIPP has been delayed for the past three years as the regulatory bodies have taken longer to review the transfer than originally anticipated. The Company will not change the reporting for these three plans until such approval is received. Accordingly, at February 28, 1998 and February 22, 1997, prepaid pension assets of approximately $11 million and $15 million, respectively, related to the aforementioned plans are included in the above table.

 Actuarial assumptions used to determine year-end plan status are as follows:

                                      1997                1996
                                ----------------     ---------------
                                 U.S.      Canada     U.S.    Canada
                                -----      ------    -----    ------

Discount rate                   7.00%       6.75%    7.50%     7.75%
Weighted average rate of
  compensation increase         4.00%       4.00%    4.50%     4.00%
Expected long-term rate of
  return on plan assets         8.00%       8.40%    8.50%     8.80%


The impact of the changes in the actuarial assumptions has been reflected in the funded status of the pension plans and the Company believes that such changes will not have a material effect on net pension cost for fiscal 1998.

Defined Contribution Plans

The Company maintains a defined contribution retirement plan to which the Company contributes an amount equal to 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. The Company contributes to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in the Company's contributions after 5 years of service. The Company's contributions charged to operations for both plans were approximately $11 million in each of the three fiscal years in the period ended February 28, 1998.

 The Company participates in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by the Company's other pension plans. The pension expense for these plans approximated $38 million in each of the three fiscal years in the period ended February 28, 1998. The Company could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, the Company has not established any liabilities because such withdrawal from these plans is not probable.

Postretirement Benefits

The Company provides postretirement health care and life benefits to certain union and non-union employees. The Company recognizes the cost of providing postretirement benefits during employees' active service period.

 The components of net postretirement benefits cost are as follows:

(Dollars in thousands)      Fiscal 1997   Fiscal 1996   Fiscal 1995
----------------------      -----------   -----------   -----------
Service cost                  $   788        $  794      $  600
Interest cost                   2,518         2,394       2,900
Net amortization and deferra l (1,056)       (1,100)       (800)
                              -------        ------      ------
Net postretirement
   benefits cost              $ 2,250        $2,088      $2,700
                              =======        ======      ======

The unfunded status of the plans is as follows:

(Dollars in thousands)                    Fiscal 1997   Fiscal 1996
---------------------                     -----------   -----------
Unfunded accumulated benefit obligation:
  Retirees                                   $19,102       $17,680
  Fully eligible active plan participants     10,760         4,026
  Other active plan participants              19,118        13,225
                                             -------       -------
                                              48,980        34,931
Unrecognized net gain from
  experience differences                       1,976        16,407
                                             -------       -------
Accrued postretirement costs                 $50,956       $51,338
                                             =======       =======
Assumed discount rate                           7.0%          7.5%
                                             =======        ======
 The assumed rate of future increase in health care benefit cost was 9.50% in fiscal 1997 and is expected to decline to 5.0% by the year 2020 and remain at that level thereafter. The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year on the net postretirement health care cost and the accumulated postretirement benefit obligation would be approximately $0.6 million and $5.0 million, respectively.

Postemployment Benefits

The Company accrues costs for preretirement postemployment benefits provided to former or inactive employees and recognizes an obligation for these benefits. The costs of these benefits have been included in operations for each of the three fiscal years in the period ended February 28, 1998. As of February 28, 1998 and February 22, 1997, the Company has a liability reflected in the balance sheet of $25 million with respect to such benefits.



STOCK OPTIONS

Effective February 25, 1996, the Company adopted SFAS 123 which establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt a fair value based method of accounting for stock-based compensation plans in which compensation cost is measured at the date the award is granted based on the fair value of the award and is recognized over the employees' service period. However, SFAS 123 allows an entity to continue to use the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), with pro forma disclosures of net income and earnings per share as if the fair value based method had been applied. APB 25 requires compensation expense to be recognized over the employees' service period based on the excess, if any, of the quoted market price of the stock at the date the award is granted or other measurement date, as applicable, over an amount an employee must pay to acquire the stock.

 At February 28, 1998, the Company has three fixed stock-based compensation plans. The Company applies the principles of APB 25 for stock options and FASB Interpretation No. 28 for stock appreciation rights ("SAR's"). Most of the options vest over a four year period on the anniversary date of issuance, while some options vest immediately.

 The 1994 Stock Option Plan for officers and key employees provides for the granting of 1,500,000 shares as either options or SAR's. Options and SAR's issued under this plan are granted at the fair market value of the Company's common stock at the date of grant. The 1984 Stock Option Plan for officers and key employees, which expired on February 1, 1994, provided for the granting of 1,500,000 shares and was amended as of July 10, 1990 to increase by 1,500,000 the number of options available for grant as either options or SAR's. Each option was available for grant at the fair market value of the Company's common stock on the date the option was granted. SAR's allow the holder, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price. A total of 327,500 options and 10,000 SAR's was granted in fiscal 1997 under the 1994 plan.

 The 1994 Stock Option Plan for Board of Directors provides for the granting of 100,000 stock options at the fair market value of the Company's common stock at the date of grant. Options granted under this plan in fiscal 1997, 1996 and 1995 totaled 1,600, 5,200 and 1,800, respectively.

 The fair value of the fiscal 1997, 1996 and 1995 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: fiscal 1997, 1996 and 1995; expected volatility of 30% and expected life of 7 years for all three years and dividend yield between 1.26% and 1.63% in fiscal 1997 and 0.72% and 0.91% in both fiscal 1996 and 1995. The risk-free interest rates used for the grants are between 6.11% and 6.84% in fiscal 1997 and 5.57% and 6.94% in both fiscal 1996 and 1995.

 The Company recognized compensation expense of $1.4 million in fiscal 1997, $5.8 million in fiscal 1996 and $0.3 million in fiscal 1995 with respect to SAR's. There was no compensation expense recognized for the other fixed plans since the exercise price of the stock options equaled the fair market value the Company's common stock on the date of grant. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value methods prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(Dollars in thousands, except per share amounts)
------------------------------------------------
                      Fiscal       Fiscal     Fiscal
                        1997         1996       1995
                      ------       ------     ------
Net Income:
   As reported        $63,042     $73,032     $57,224
   Pro forma          $61,584     $71,920     $56,624

Earnings Per Share -
  basic and diluted:
   As reported          $1.65       $1.91       $1.50
   Pro forma            $1.61       $1.88       $1.48


The pro forma effect on net income and earnings per share may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants and does not take into consideration the pro forma compensation costs for grants made prior to fiscal 1995.

A summary of option transactions is as follows:

Officers, Key Employees and Directors
---------------------------------------
                                                      Weighted
                                                      Average
                                                      Exercise
                                      Shares          Price
                                       ------         --------
Outstanding February 25, 1995          84,800          $24.82
 Granted                              670,800           27.71
 Cancelled or expired                 (10,000)          27.88
                                      -------          ------
Outstanding February 24, 1996         745,600          $27.38
 Granted                               70,200           27.72
 Cancelled or expired                 (63,350)          26.13
 Exercised                            (27,383)          23.85
                                      -------          ------
Outstanding February 22, 1997         725,067          $27.66
 Granted                              329,100           28.06
 Cancelled or expired                 (98,967)          27.76
 Exercised                             (5,250)          27.88
                                     --------         -------
Outstanding February 28, 1998         949,950           27.78
                                     ========         =======
Exercisable at:
 February 22, 1997                    182,400          $27.58
 February 28, 1998                    312,367          $27.60
                                     --------         -------

Weighted average fair value of options granted during the year ended:

 February 24, 1996                                     $11.45
 February 22, 1997                                     $11.94
 February 28, 1998                                     $10.96
                                                       =======

A summary of stock options outstanding and exercisable at February 28, 1998 is as follows:

                        Options Outstanding           Options Exercisable
                ----------------------------------  -----------------------
                               Weighted
                   Number       Average    Weighted     Number     Weighted
   Range of      Outstanding   Remaining    Average   Exercisable   Average
   Exercise          at       Contractual  Exercise       at       Exercise
    Prices      Feb. 28, 1998     Life       Price   Feb. 28, 1998   Price
--------------- ------------- -----------  --------  ------------- --------
$21.500-$26.125    101,200     8.7 years     $24.61     13,700     $23.30
$26.500-$27.500    128,600     8.5 years     $27.28     28,250     $27.08
$27.625-$27.750    121,200     8.4 years     $27.73     15,934     $27.63
        $27.875    508,750     7.3 years     $27.88    252,750     $27.88
$30.375-$31.688     90,200     9.5 years     $31.62      1,733     $30.46
                  --------                             -------
                   949,950                             312,367
                  ========                             =======


A summary of SAR transactions is as follows:

Officers and Key Employees
--------------------------                      Price Range
                                      Shares      Per Share
                                    --------- ---------------
Outstanding February 25, 1995       2,385,125 $21.50 - $65.13
 Granted                               10,000           21.88
 Cancelled or expired                (166,750) 23.38 -  46.38
 Exercised                           (75,625)  21.50 -  24.75
                                    --------- ---------------
Outstanding February 24, 1996       2,152,750 $21.50 - $65.13
 Granted                               86,500  27.25 -  31.63
 Cancelled or expired                 (20,000) 27.38 -  56.13
 Exercised                           (247,237) 21.50 -  34.75
                                    --------- ---------------
Outstanding February 22, 1997       1,972,013 $21.88 - $65.13
 Granted                               10,000           26.63
 Cancelled or expired                (136,750) 23.38 -  52.38
 Exercised                           (187,275) 23.00 -  27.25
                                    --------- ---------------
Outstanding February 28, 1998       1,657,988 $21.88 - $65.13
                                    ========= ===============
Exercisable at:
 February 22, 1997                  1,647,388 $23.00 - $65.13
 February 28, 1998                  1,596,863 $21.88 - $65.13
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


OPERATIONS IN GEOGRAPHIC AREAS

The Company has been engaged in the retail food business since 1859 and currently does business principally under the names A&P, Waldbaum's, Food Emporium, Super Fresh, Farmer Jack, Kohl's, Sav-A-Center, Dominion and Food Basics. Sales in the table below reflect sales to unaffiliated customers in the United States and Canada as well as wholesale sales to franchised stores.


(Dollars in thousands)              Fiscal 1997    Fiscal 1996   Fiscal 1995
---------------------               -----------    -----------   -----------
Sales:
  United States                      $ 8,344,253   $ 8,281,925   $ 8,365,327
  Foreign                              1,917,990     1,807,089     1,736,029
                                     -----------   -----------   -----------
  Total                              $10,262,243   $10,089,014   $10,101,356
                                     ===========   ===========   ===========
Income From Operations:
  United States                      $   109,501   $   122,159   $   125,118
  Foreign                                 45,758        47,144        26,616
                                     -----------   -----------   -----------
  Total                              $   155,259   $   169,303   $   151,734
                                     ===========   ===========   ===========

Assets:
  United States                       $2,521,008    $2,549,500    $2,438,353
  Foreign                                474,245       453,172       422,494
                                      ----------   -----------   -----------
  Total                               $2,995,253    $3,002,672    $2,860,847
                                      ==========   ===========   ===========

SUMMARY OF QUARTERLY RESULTS
(unaudited)

The table below summarizes the Company's results of operations by quarter for fiscal 1997 and 1996. The first quarter of each fiscal year contains sixteen weeks while the other quarters each contain twelve weeks, except the fourth quarter of fiscal 1997 which contains thirteen weeks resulting from a 53 week year.

(Dollars in thousands,   First      Second     Third      Fourth     Total
except per share data)  Quarter    Quarter    Quarter    Quarter     Year
----------------------  -------    -------    -------    -------    -------
1997
Sales                $3,104,591 $2,335,695 $2,318,821 $2,503,136 $10,262,243
Gross margin            884,216    673,467    663,727    713,468   2,934,878
Depreciation and
  amortization           71,439     53,963     53,763     55,071     234,236
Income from operations   53,006     38,640     30,753     32,860     155,259
Interest expense         24,418     18,928     18,670     18,136      80,152
Income before
  extraordinary item     22,787     16,207     11,234     13,358      63,586
Extraordinary loss on
  early extinguishment
  of debt                     -       (544)         -          -        (544)
Net income               22,787     15,663     11,234     13,358      63,042

Per share data:
Income (loss) per share
  before extraordinary
  item - basic and diluted  .60        .42        .29        .35        1.66

Extraordinary loss on early
  extinguishment of debt -
  basic and diluted           -       (.01)         -          -        (.01)

  Net income - basic
    and diluted             .60        .41        .29        .35        1.65
  Cash dividends            .10        .10        .10        .10         .40
  Market price:
      High               31.375     27.875     36.000     32.750
      Low                23.125     24.125     25.313     26.750
Number of stores at
  end of period             964        943        941        936
Number of franchised stores
  served at end of period    48         48         52         52
----------------------------------------------------------------------------
1996
Sales                $3,092,554 $2,329,987 $2,318,762 $2,347,711 $10,089,014
Gross margin            896,780    662,355    668,664    693,900   2,921,699
Depreciation and
  amortization           69,558     53,240     53,939     54,011     230,748
Income from operations   52,743     34,553     34,398     47,609     169,303
Interest expense         21,550     16,387     17,028     18,243      73,208
Net income               21,879     13,994     14,091     23,068      73,032
Per share data:
  Net income - basic
    and diluted             .57        .37        .37        .60        1.91
  Cash dividends            .05        .05        .05        .05         .20
  Market price:
      High               36.750     34.625     34.000     34.375
      Low                22.125     25.875     25.125     29.875
Number of stores at
  end of period             993        977        974        973
Number of franchised stores
  served at end of period    24         36         47         49
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

/s/Christian W.E. Haub
President
and Chief Executive Officer


/s/Fred Corrado
Vice Chairman of the Board
and Chief Financial Officer



INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

We have audited the accompanying consolidated balance sheets of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies as of February 28, 1998 and February 22, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies at February 28, 1998 and February 22, 1997 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 28, 1998 in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP
Parsippany, New Jersey
April 30, 1998

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                              The Great Atlantic & Pacific Tea Company, Inc.
(Dollars in thousands,
 except per share data)
------------------------
                  Fiscal 1997 Fiscal 1996 Fiscal 1995 Fiscal 1994Fiscal 1993
                   (53 weeks)  (52 weeks)  (52 weeks)  (52 weeks) (52 weeks)
                  ----------- ----------- ----------- ----------------------
Operating Results
Sales             $10,262,243 $10,089,014 $10,101,356 $10,331,950 $10,384,077
Income (loss) from
  operations          155,259     169,303     151,734    (57,530)      68,280
Depreciation and
  amortization        234,236     230,748     225,449     235,444     235,910
Interest expense       80,152      73,208      73,143      72,972      63,318
Income (loss) before
  cumulative effect of
  accounting change and
  extraordinary item   63,586      73,032      57,224   (166,586)       3,959
Extraordinary loss on
  early extinguishment
  of debt                (544)          -           -           -           -
Cumulative effect on
  prior years of
  change in
  accounting principle:
    Postemployment
      benefits                          -           -     (4,950)           -
Net income (loss)      63,042      73,032      57,224   (171,536)       3,959
------------------------------------------------------------------------------
Per Share Data
Income (loss) before
  cumulative effect
  of accounting
  change and
  extraordinary item -
  basic and diluted      1.66        1.91        1.50       (4.36)        .10
Extraordinary loss on
  early extinguishment
  of debt - basic and
  diluted               (0.01)          -           -           -           -
Cumulative effect on
  prior years of
  change in
  accounting principle:
    Postemployment
      benefits - basic and
      diluted               -           -           -        (.13)          -
Net income (loss) - basic
  and diluted            1.65        1.91        1.50       (4.49)        .10
Cash dividends            .40         .20         .20         .65         .80
Book value per share    24.22       23.27       21.53       20.27       26.02
------------------------------------------------------------------------------
Financial Position
Current assets      1,217,227   1,231,379   1,174,935   1,193,731   1,230,339
Current liabilities   955,130   1,016,005     983,968   1,096,454   1,151,132
Working capital       262,097     215,374     190,967      97,277      79,207
Current ratio            1.27        1.21        1.19        1.09        1.07
Expenditures for
  property            267,623     296,878     236,139     214,886     267,329
Total assets        2,995,253   3,002,672   2,860,847   2,894,788   3,098,695
Current portion of
  long-term debt       16,824      18,290      13,040     112,821      77,755
Current portion of
  capital lease
  obligations          12,293      12,708      13,125      14,492      16,097
Long-term debt        695,292     701,609     650,169     612,473     544,399
Long-term portion of
  capital lease
  obligations         120,980     137,886     129,887     146,400     162,866
Total debt            845,389     870,493     806,221     886,186     801,117
Debt to total
  capitalization         .48          .49         .49         .53         .45
-----------------------------------------------------------------------------
Equity
Shareholders' equity  926,632     890,072     822,785     774,914     994,417
Weighted average
  shares
  outstanding      38,249,832  38,221,329  38,220,333  38,220,333  38,220,351
Number of registered
  shareholders          8,029       8,808      10,010      10,867      11,831
-----------------------------------------------------------------------------
Other
Number of employees    79,980      84,000      89,000      92,000      94,000
New store openings         40          30          30          22          16
Number of stores at
  year end                936         973       1,014       1,108       1,173
Total store area
  (square feet)    30,574,286  30,587,324  31,101,589  33,310,121  34,696,265

Number of franchised
  stores at year end       52          49           7           -           -
Total franchised
  store area
  (square feet)     1,389,435   1,345,786     177,936           -           -
-----------------------------------------------------------------------------

EXECUTIVE OFFICERS AND KEY OPERATING MANAGEMENT

Senior Executive Officers

Christian W.E. Haub
President and
Chief Executive Officer

Fred Corrado
Vice Chairman,
Chief Financial Officer

Michael J. Larkin
Senior Executive Vice President,
Chief Operating Officer

Joseph McCaig
Executive Assistant
to the Chief Executive Officer

George Graham
Executive Vice President,
Chief Merchandising Officer

Aaron Malinsky
Executive Vice President,
Development and Strategic Planning

Peter J. O'Gorman
Executive Vice President,
International Store and Product Development


Merchandising/Staff Officers

H. Nelson Lewis
Senior Vice President,
Human Resources

Brian Pall
Senior Vice President,
Development

Michael J. Rourke
Senior Vice President,
Communications and
Corporate Affairs

Robert G. Ulrich
Senior Vice President and
General Counsel

Peter R. Brooker
Vice President, Planning
and Corporate Secretary

Stephen T. Brown
Vice President,
Industrial Relations

Timothy J. Courtney
Vice President, Taxation

R. Paul Gallant
President, Compass Foods

R. Terrence Galvin
Vice President, Finance and Treasurer

Kenneth W. Green
Vice President,
Produce Merchandising
and Procurement

Joseph J. Hoffman
Vice President,
Meat Merchandising
and Procurement

Robert A. Keenan
Vice President,
Chief Internal Auditor

Francis X. Leonard
Vice President,
Real Estate Administration

Mary Ellen Offer
Vice President,
Assistant Corporate Secretary
and Senior Counsel

Richard J. Scola
Vice President,
Real Estate Law,
Assistant General Counsel and
Assistant Corporate Secretary

Kenneth A. Uhl
Vice President, Controller

William T. Wolverton
Vice President, Warehousing
and Transportation



Supermarket Operations

Canada

John Dunne
Chairman and Co-Chief
Executive Officer

Brian Piwek
Vice Chairman and
Co-Chief Executive Officer

William McEwan
President and Chief
Merchandising Officer



Greater Metro Area

William Louttit
Chairman and Chief
Executive Officer, Greater Metro
New York Operations

Andrew Fuchs
President, Metro Group

David Hoalt
President, New England

Alfred Limbrick
President, Super Fresh

David Smithies
President, Waldbaum, Inc.


Mid-Atlantic/Southeast/Southern

Glenn R. Dickson
Group Vice President, Southeast

Donald B. Dobson
Group Vice President, Southern

Herbert Whiteside
Group Vice President, Mid-Atlantic


Mid-West

Craig C. Sturken
Chairman and Chief
Executive Officer,
Mid-West Operations

James Holt
President, Kohl's Food Stores, Inc.



                                        PAGE 36


BOARD OF DIRECTORS

James Wood (c)
Chairman of the Board

John D. Barline, Esq. (e)
Williams, Kastner & Gibbs LLP,
Tacoma, Washington

Rosemarie Baumeister (b)
Executive Vice President,
Tengelmann
Warenhandelsgesellschaft,
Germany

Fred Corrado (c)(d)(e)
Vice Chairman of the Board and
Chief Financial Officer

Christopher F. Edley (a)(b)(c)(e)
President Emeritus and former
President and Chief Executive
Officer of the United Negro
College Fund, Inc.


Christian W.E. Haub (c)(d)(e)
President and
Chief Executive Officer

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

Shareholder Inquiries and Publications
Shareholders, security analysts, members of the media and others interested in further information about the Company are invited to contact the Treasury Department at the Executive Offices in Montvale, New Jersey.

Internet users can access information on A&P at:  www.aptea.com

Correspondence concerning shareholder address changes should be directed to:
American Stock Transfer and Trust Company
40 Wall Street
New York, NY  10005
Telephone 212-936-5100

Form 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to shareholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey.

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. (E.D.T.) on Tuesday, July 14, 1998 at The Springfield Marriott Hotel, 1500 Main Street, Springfield, Massachusetts. Shareholders are cordially invited to attend.

Common Stock
Common stock of the Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is reported in newspapers and periodical tables as "GtAtPc."


Financial Calendar
Annual Meeting of Shareholders  July, 14, 1998.

Estimated Date of Announcement
of the Quarter's Results

1st              July 7, 1998
2nd        September 29, 1998
3rd         December 22, 1998
4th            March 16, 1999

Estimated Date of
Dividend Payment
1st               May 1, 1998
2nd           August 10, 1998
3rd          November 2, 1998
4th          February 1, 1999