Form 10-K, Exhibit 13
period 1999-02-27
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 1999-05-19
CIK 43300

COMPARATIVE HIGHLIGHTS

               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands, except per share amounts)
------------------------------------------------

                               Fiscal 1998      Fiscal 1997     Fiscal 1996
                                (52 weeks)       (53 weeks)      (52 weeks)
                               -----------      -----------     -----------
Sales                          $10,179,358      $10,262,243     $10,089,014
(Loss) income from operations     (164,391)         155,259         169,303
(Loss) income before
  extraordinary item               (67,164)          63,586          73,032
Net (loss) income                  (67,164)          63,042          73,032
Net (loss)income per share
  before extraordinary item -
  basic and diluted                  (1.75)            1.66            1.91
Net (loss) income per share -
  basic and diluted                  (1.75)            1.65            1.91
Cash dividends per share               .40              .40             .20
Expenditures for property          438,345          267,623         296,878
Depreciation and amortization      233,663          234,236         230,748
Working capital                     89,974          262,097         215,374
Shareholders' equity               837,257          926,632         890,072
Debt to total capitalization           .51              .48             .49
Book value per share                 21.87            24.22           23.27
New store openings                      46               40              30
Number of stores at year end           839              936             973
Number of franchised stores
  served at year end                    55               52              49

NOTE: The comparative highlights for the fiscal 1998 52-week period ended February 27, 1999 includes a pre-tax store and facilities exit charge of $224,580. (See the "Store and Facilities Exit Costs" footnote to the Consolidated Financial Statements).
Company Profile

The Great Atlantic & Pacific Tea Company, Inc. ("the Company"), based in Montvale, New Jersey, operates combination food and drug stores, conventional supermarkets and limited assortment food stores in 18 U.S. states, the District of Columbia and Ontario, Canada, under the A&P, Waldbaum's, Super Foodmart, Food Emporium, Super Fresh, Farmer Jack, Kohl's, Sav-A-Center, Dominion, Ultra Mart and Food Basics trade names. As of fiscal year ended February 27, 1999, the Company operated 839 stores and served 55 franchised stores. Through its Compass Foods Division, the Company also manufactures and distributes a line of whole bean coffees under the Eight O'Clock, Bokar and Royale labels, both for sale through its own stores as well as other food and convenience retailers.


MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Fiscal 1998 Compared with 1997

Sales for fiscal 1998 were $10,179 million, a net decrease of $83 million or 0.8% when compared to fiscal 1997 (a 53-week year) sales of $10,262 million. Total Company same store sales, which include replacement stores ("same store sales" referred to herein includes replacement stores) for fiscal 1998 increased 1.9% from the prior year. Average weekly sales per supermarket were approximately $210,500 in fiscal 1998 versus $199,400 in fiscal 1997, resulting in a 5.6% increase. During fiscal 1998, the Company opened 46 new supermarkets, remodeled or expanded 69 stores and closed 143 stores. The Company serviced 55 Food Basics franchised stores at the end of fiscal 1998, versus 52 at the end of fiscal 1997.

   The sales decrease of $83 million from last year was the result of the extra week in fiscal 1997 coupled with a decline in the Canadian exchange rate. The extra week of sales in fiscal 1997 amounted to approximately $174 million and the lower Canadian exchange rate reduced fiscal 1998 sales by approximately $131 million. Excluding the impact of the extra week in fiscal 1997 and the lower Canadian exchange rate, sales increased approximately $222 million or 2.2% from fiscal 1997. This increase is the result of new store openings and an increase in comparable store sales partially offset by store
closures.   The opening of 44 new stores, excluding 40 replacement stores, since the beginning of fiscal 1997 increased sales by approximately $274 million or 2.7% in fiscal 1998. In addition, the increase in comparable store sales of 1.9% increased sales by $177 million and wholesale sales to the Food Basics franchised stores increased $47 million or 13.8% to $387 million for fiscal 1998, which increased total Company sales by 0.5%. These sales increases were partially offset by the closure of 178 stores, excluding replacement stores, which reduced sales by $327 million or 3.2%. Included in the 178 store closures and $327 million sales impact are 66 stores relating to the exit stores that were closed during the fourth quarter which had an impact of $44 million. U.S. sales decreased $68 million or 0.8% compared to fiscal 1997. U.S. same store sales increased 1.4% from the prior year. In Canada, sales decreased $15 million or 0.8% from fiscal 1997 to $1,903 million. Canada same store sales increased 4.6% from the prior year.

   Gross margin as a percent of sales increased 0.1% to 28.7% from 28.6% for the prior year. The gross margin dollar decrease of $16 million is primarily the result of a lower Canadian exchange rate which decreased margin by $31 million, offset by an increase in sales volume which had an impact of increasing margin by $8 million and an increase in gross margin rates of $7 million. The U.S. gross margin decreased $3 million principally as a result of a decrease in sales volume which had an impact of decreasing margin by $20 million and an increase in gross margin rates of $17 million. The Canadian operations gross margin decreased $13 million, which was primarily the result of the lower Canadian exchange rate.

   Store operating, general and administrative expense of $3,084 million in fiscal 1998 increased by approximately $304 million from fiscal 1997. As a percent of sales, store operating, general and administrative expense for fiscal 1998 increased to 30.3% from 27.1% for the prior year. Included in fiscal 1998 store operating, general and administrative expenses are charges recorded in both the third and fourth quarters relating to the Company's store and facilities exit program which amounted to $225 million. The store and facilities exit program relates to a decision made in both the third and fourth quarters of fiscal 1998 to exit the market areas of 132 underperforming stores and to exit four facilities (see "Store and Facilities Exit Costs" footnote for further discussion). Excluding the store and facilities exit charges, store operating, general and administrative expense increased $79 million from fiscal 1997 and a rate to sales basis of 28.1% for fiscal 1998 as compared to 27.1% in fiscal 1997. Also included in store operating, general and administrative expense for fiscal 1998 are shut-down costs of stores and facilities amounting to approximately $9 million relating to 66 stores and three facilities closed in the third and fourth quarters of fiscal 1998, and $6 million of incurred professional fees associated with the identification and implementation of the store and facilities exit program. Further, store operating, general and administrative expense for fiscal 1998 also includes a $7 million write-down of a property no longer held for a potential store site and a $4 million litigation charge. During fiscal 1998, the Company accelerated its store modernization program and closed an additional 77 stores, for total store closures in fiscal 1998 of 143. As a result of the 77 store closures, the Company incurred $25 million of higher store closing charges in fiscal 1998 than the prior year. The remaining increase from the prior year of $28 million is mainly related to the occupancy costs of the new generation superstores which increased $20 million from the prior year.

   In May 1998, the Company named a sole Chief Executive Officer of the Company. Following such announcement, the Company initiated a vigorous assessment of all aspects of its business operations in order to identify the factors that were impacting the performance of the Company.

   As a result of the above assessment, in the third quarter of fiscal 1998, the Company decided to exit two warehouse facilities, a coffee plant and a bakery plant in Canada. In connection with the exit plan, the Company recorded a charge of approximately $11 million which is included in "Store operating, general and administrative expense" in the accompanying Statements of Consolidated Operations. The $11 million charge was comprised of $7 million of severance, $3 million of facilities occupancy costs for the period subsequent to closure and $1 million to write-down the facilities to their estimated fair value. The Company has paid $3 million of the severance cost as of February 27, 1999, and expects the remainder to be paid by the end of fiscal 1999. As of February 27, 1999, the Company has paid $0.3 million of occupancy costs.

   At February 27, 1999, the Company had closed and terminated operations with respect to the warehouses and the coffee plant. The volume associated with the two warehouses has been transferred to other warehouses in close geographic proximity. Further, the manufacturing processes of the coffee plant have been transferred to the Company's remaining coffee processing facility. The processing associated with the Canadian bakery has been outsourced effective January 1999.

   In addition, on December 8, 1998, the Company's Board of Directors approved a plan which included the exit of 127 underperforming stores throughout the United States and Canada and the disposal of two other properties. Included in the 127 stores are 31 stores representing the entire Richmond, Virginia market. Further on January 28, 1999, the Board of Directors approved the closure of five additional underperforming stores. In connection with the Company's plan to exit these 132 stores and the write-down of two properties, the Company recorded a fourth quarter charge of approximately $215 million.

   This $215 million charge was comprised of $8 million of severance, $1 million of facilities occupancy costs, $114 million of store occupancy costs, which principally relates to the present value of future lease obligations, net of anticipated sublease recoveries, which extend through fiscal 2028, an $83 million write-down of store fixed assets and a $9 million write-down to estimated fair value of the two properties which are held for sale. To the extent fixed assets included in those stores identified for closure could be utilized in other continuing store locations, the Company has or will transfer such assets to those continuing stores. To the extent such fixed assets cannot be transferred, the Company will scrap such fixed assets, and accordingly, the write-down was calculated utilizing an estimated scrap value. This fourth quarter charge of $215 million was reduced by approximately $2 million due to changes in estimates of pension withdrawal liabilities and fixed asset write-downs from the time the original charge was recorded. The net charge of $213 million is included in "Store operating, general and administrative expense" in the accompanying Statement of
Operations.   The Company has paid $1 million of the severance costs as of
February 27, 1999 and expects the remainder to be paid by May 2000. In addition, the Company also paid $1 million of store occupancy costs since the date of closure of the 66 stores closed as of February 27, 1999. The total severance charge of approximately $15 million resulted from the termination of 1,273 employees.

   As of February 27, 1999, the Company has closed 66 of the 132 stores identified, including all 31 stores in the Richmond, Virginia market. The remaining 66 stores will be closed over the next three quarters of fiscal 1999. Further, during the first three quarters of fiscal 1999, the Company expects to incur pre-tax losses related to this plan in the range of $80 to $100 million which are currently not accruable. Such amount principally represents operating losses of the identified stores prior to closure, the potential impact of selling inventory at reduced prices and employee termination costs which have not been communicated to such employees as of February 27, 1999.

    On April 26, 1999, the Company announced that it had reached definitive agreements to sell 14 stores in the Atlanta market, two of which were previously included in the Company's store exit program (see "Store and Facilities Exit Costs" footnote). In conjunction with the sale, the Company decided to exit the entire Atlanta market and close the remaining 22 stores, as well as the distribution center and administrative office. Accordingly, the Company expects to record a fiscal 1999 first quarter pre-tax charge, net of proceeds from asset sales, in the range of $15 million to $20 million. This charge will include fixed and intangible asset write-offs, severance and lease commitments, and will be recorded as "store operating, general and administrative expense".

   In addition to the charge, during the first quarter of fiscal 1999, the Company will incur pre-tax costs in the range of $10 million to $20 million. The amount principally represents the cost to close the identified stores and distribution center and the potential impact of selling inventory at reduced prices.

   Interest expense decreased $9 million from the previous year, primarily due to a decrease in average debt of approximately

$55 million. The decrease in debt is mainly the result of the Company issuing $300 million 10-year notes in April 1997 to refinance 10-year notes that were becoming due in January 1998. Accordingly, the Company had higher debt throughout fiscal 1997 until the fourth quarter of fiscal 1997 when the $200 million 10-year notes were paid.

   Interest income decreased $1 million from the previous year, primarily due to a lower amount of short-term investments.

   Loss before taxes and extraordinary item for fiscal 1998 was $229 million as compared to income of $83 million in fiscal 1997 for a decrease of $312 million. The loss before income taxes for fiscal 1998 includes the store and facilities exit charge of $225 million and other costs noted in store operating, general and administrative expense. Loss before taxes for U.S. operations amounted to $244 million, which was a decrease of $290 million from income of $46 million in fiscal 1997. Excluding the store and facilities exit charge, the U.S. loss before income taxes was $30 million for fiscal 1998 resulting in a $76 million decrease from fiscal 1997. The U.S. decrease of $75 million is the result of the charges noted in store operating, general and administrative expense relating to the property write-down, litigation, professional fees, shut-down costs and higher store closing costs which in total amounted to $46 million. The Canadian income before taxes for fiscal 1998 amounted to $15 million, which was a decrease of $22 million from the fiscal 1997 amount of $37 million. The $22 million decrease includes $10 million of the store and facilities exit charge and $6 million of higher store closing costs as noted in store operating, general and administrative expense.

  The Company recorded income tax benefits amounting to $162 million in fiscal 1998 as compared to income tax provision of $19 million for fiscal 1997. The fiscal 1998 benefit of $162 million includes reversals of the Canadian operations deferred tax valuation allowance. During the first three quarters of fiscal 1998, the Company reversed approximately $9 million of the Canadian valuation allowance to the extent that the Canadian operations had taxable income. In addition, at the beginning of the fourth quarter of fiscal 1998, the Company concluded that it was more likely than not that the net deferred tax assets related to the Canadian operations would be realized and accordingly, the Company reversed the remaining portion of the Canadian deferred tax valuation allowance amounting to
approximately $60 million.   The deferred tax benefit recorded for U.S.
operations of approximately $103 million mainly relates to book and tax differences of the store and facilities exit costs recorded in fiscal 1998. The fiscal 1997 income tax provision includes a reversal of the Canadian valuation allowance of $17 million. The reversal was recorded to the extent that the Canadian operations had taxable income. However, Management had still concluded that it was more likely than not that the Canadian net deferred tax assets would not be realized and through the end of fiscal 1997, the Company provided a full valuation allowance for its Canadian net deferred tax assets, principally net operating loss carryforwards. During the first three quarters of fiscal 1998, the Company continued to fully reserve its Canadian net deferred tax assets. At the beginning of the fourth quarter of fiscal 1998, based upon Management's plan to close underperforming stores in Canada (see "Store and Facilities Exit Costs" footnote), the implementation of certain tax strategies and the continued performance improvements of the Canadian operations, Management has concluded that it is more likely than not that the Canadian deferred tax assets will be realized. As such, as of December 6, 1998, the Company reversed the remaining deferred tax asset valuation allowance amounting to approximately $60 million. (See "Income Taxes" footnote for further discussion).

   Net loss for fiscal 1998 was $67 million or $1.75 per share - basic and diluted, as compared to net income of $63 million or $1.65 per share - basic and diluted, after recording an extraordinary charge of $0.01 per share - basic and diluted for fiscal 1997. The decrease in net income of $130 million to a net loss of $67 million in fiscal 1998 is mainly the result of the store and facilities exit costs pre-tax charge of $225 million, partially offset by the reversal of the remaining Canadian valuation allowance.


Fiscal 1997 Compared with 1996

Sales for fiscal 1997 were $10,262 million, a net increase of $173 million or 1.7% when compared to fiscal 1996 sales of $10,089 million. Total Company same store sales, which include replacement stores ("same store sales" referred to herein includes replacement stores), for fiscal 1997 decreased 1.6% from the prior year. Average weekly sales per supermarket were approximately $199,400 in fiscal 1997 versus $195,200 in fiscal 1996 for a 2.2% increase. During fiscal 1997, the Company opened 33 new supermarkets, 3 new liquor stores and 4 new Food Basics franchised stores, remodeled or expanded 45 stores, and closed 74 stores, of which 11 in the Carolina market were sold.

   The sales increase of $173 million from last year was mainly the result of new store openings and an extra week of sales in fiscal 1997. The Company opened 36 stores, excluding 32 stores that replaced 32 older, outmoded stores, since the beginning of fiscal 1996, which increased sales by approximately $262 million or 2.6% in fiscal 1997. In addition, wholesale sales to the Food Basics franchised stores increased $135 million or 66% to $340 million for fiscal

1997, which increased total Company sales by 1.3%. In fiscal 1997, sales increased $174 million or 1.7% as a result of an extra week of sales during this 53-week year compared to a 52-week year in fiscal 1996. These increases were partially offset by the closure of 114 stores, excluding replacement stores, since the beginning of fiscal 1996, of which 11 were sold in the Carolina market, reducing total sales by approximately $218 million or 2.1% in fiscal 1997. The store closures include 24 stores that were subsequently converted to Food Basics franchised stores. The 1.6% decrease in same store sales resulted in a sales decrease of $153 million in fiscal 1997, while a lower Canadian exchange rate resulted in a sales decrease of $45 million in fiscal 1997. U.S. sales increased $62 million or 0.8% compared to fiscal 1996. U.S. same store sales were 2.0% below the prior year. In Canada, sales increased $111 million or 6.1% from fiscal 1996 to $1,918 million. Canada same store sales were up 0.6% from the prior year.

   Gross margin as a percent of sales decreased 0.4% to 28.6% from 29.0% for the prior year resulting primarily from the increase of the lower margin wholesale sales from 2.0% to 3.3% of total Company sales in fiscal 1997, partially offset by an increase in the retail supermarket margin rate in the U.S. The gross margin percentage in the retail stores remained flat from the prior year. The gross margin dollar increase of $13 million is primarily the result of an increase in sales volume which had an impact of increasing margin by $66 million, partially offset by a decrease in gross margin rates of $40 million and a lower Canadian exchange rate which decreased margin by $13 million. The U.S. gross margin increased $24 million principally as a result of an increase in sales volume, which had an impact of increasing margin by $19 million and an increase in gross margin rates of $5 million. The Canadian operations gross margin decreased $11 million, which was primarily the result of the lower margin wholesale sales which increased from the prior year.

   Store operating, general and administrative expense of $2,780 million in fiscal 1997 increased by approximately $27 million from fiscal 1996. As a percent of sales, store operating, general and administrative expense for fiscal 1997 decreased to 27.1% from 27.3% for the prior year. U.S. expenses increased $36 million, principally as a result of increased store labor and occupancy costs of the new superstores opened in fiscal 1997. In addition, store closing costs increased by $8 million which were offset by gains on sales of real estate of $11 million. Canadian expenses decreased $9 million, principally as a result of reduced store labor and occupancy costs due to converting 24 stores to Food Basics franchised stores.

   Interest expense increased $7 million from the previous year, primarily due to an increase in average debt of approximately $95 million. The increase in debt is mainly the result of the Company issuing $300 million 10-year notes in April 1997 to refinance 10-year notes that were becoming due in January 1998. The debt outstanding in April 1997 subsequent to the issuance of the $300 million 10-year notes was approximately $862 million, which was reduced to $712 million at February 28, 1998.

   Interest income increased $3 million from the previous year, primarily due to interest income on equipment leases relating to the Food Basics franchise business and higher interest income on short-term investments. The interest income on short-term investments was mainly the result of the Company investing a portion of the proceeds from the $300 million 10-year notes in April 1997 prior to the use of the cash to refinance the bonds due in January 1998.

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

   Although Canada generated pretax earnings in fiscal 1997 of $37 million and $32 million in fiscal 1996, the Company was unable to conclude that the Canadian deferred tax assets were more likely than not to be realized. This conclusion was based in part on Management's assessment of the competitive Canadian marketplace and the level of the Canadian earnings. Accordingly, at February 28, 1998, the Company continued to fully reserve its Canadian net deferred tax asset. The Canadian pretax income for financial statement purposes is higher than the taxable income for tax purposes due to certain differences between the financial statement and income tax treatment of certain items. This is of further significance since the largest portion of the Canadian deferred tax asset relates to net operating loss carryforwards which expire between fiscal 1999 and fiscal 2002 (see "Income Taxes" footnote for further discussion).

   In the second quarter of fiscal 1997, the Company recorded an extraordinary charge of $0.5 million, net of a tax benefit of $0.4 million relating to the early extinguishment of debt which amounted to $0.01 per share - basic and diluted. The Company retired at a premium approximately $20 million in mortgages with a weighted average interest rate of 9.4%.

   Net income for fiscal 1997 after recording an extraordinary charge of $0.01 per share - basic and diluted, was $63 million or $1.65 per share - basic and diluted, as compared to $73 million or $1.91 per share - basic and diluted, for fiscal 1996. The decrease in net income is the result of higher store operating, general and administrative expenses of $27 million, partially offset by higher gross margins of $13 million coupled with a lower effective income tax rate.


LIQUIDITY AND CAPITAL RESOURCES

The Company ended the 1998 fiscal year with working capital of $90 million compared to $262 million and $215 million at February 28, 1998 and February 22, 1997, respectively. The Company had cash and short-term investments aggregating $137 million at the end of fiscal 1998 compared to $71 million and $99 million at the end of fiscal 1997 and 1996, respectively.

   On June 10, 1997, the Company executed an unsecured five year $465 million U.S. credit agreement and a five year C$50 million Canadian credit agreement (the "1997 Credit Agreement") with a syndicate of banks, enabling it to borrow funds on a revolving basis sufficient to refinance short-term borrowings. The Company pays a facility fee of 0.25% per annum on the total commitment of the U.S. and Canadian revolving credit facilities. Borrowings under the U.S. revolving credit agreement were $130 million and $90 million at February 27, 1999 and February 28, 1998, respectively. The Canadian subsidiary had no outstanding borrowings at February 27, 1999 or February 28, 1998. As of February 27, 1999, the Company has available $335 million under its U.S. credit agreement and C$50 million (U.S. $33 million at February 27, 1999) under the Canadian credit agreement. As of February 28, 1998, the Company had available $375 million under its U.S. revolver and C$50 million (U.S. $35 million at February 28, 1998) under the Canadian credit agreement. In addition, the U.S. has uncommitted lines of credit with various banks amounting to $211 million and $149 million as of February 27, 1999 and February 28, 1998, respectively. Borrowings under these uncommitted lines of credit amounted to $23 million and $38 million as of February 27, 1999 and February 28, 1998, respectively.

   As of February 27, 1999, the Company had outstanding a total of $575 million of unsecured, non-callable public debt securities in the form of $75 million 7.78% Notes due November 1, 2000, $200 million 7.70% Notes due January 15, 2004 and $300 million 7.75% Notes due April 15, 2007. As of February 27, 1999, the Company had $368 million available under the 1997 Credit Agreement and $188 million in uncommitted lines of credit.

   The Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Ltd. ("A&P Canada"), has outstanding $75 million 5 year Notes denominated in U.S. dollars that were issued in October 1995 and are due on November 1, 2000. In conjunction with the issuance of the notes, A&P Canada entered into a five year cross-currency swap agreement expiring November 1, 2000. The cross-currency swap was executed for protection against the effect of a decrease in Canadian exchange rates on both the semi-annual interest payments and the final principal payment due to the Company's U.S. bondholders. The cross-currency swap enables the Company to pay in Canadian dollars a fixed rate of interest of 9.23% on a notional amount of C$100 million for the $75 million 7.78% Notes denominated in U.S. dollars. The cost of the cross-currency swap of 1.45% is charged to interest expense. The Company records an asset or liability to the extent that an eventual transaction gain or loss is expected to be recorded upon the settlement of the notional amount of the underlying debt. Accordingly, the Company has recorded in other assets the receivable due from the counterparty amounting to approximately $8.4 million and $4.5 million as of February 27, 1999 and February 28, 1998, respectively. The fair value of the cross-currency swap was favorable to the Company by $6.9 million and $1 million as of February 27, 1999 and February 28, 1998, respectively. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its currency swap. However, the Company anticipates that the counterparty will be able to fully satisfy its obligations under the contracts.

   On April 15, 1997, A&P Canada entered into an interest rate swap agreement with a notional amount of C$100 million expiring November 1, 2000 where A&P Canada receives a fixed rate of interest and pays a variable rate of interest. In August of 1998, A&P Canada assigned the interest rate swap agreement and received consideration of $0.6 million. The consideration received is amortized as a reduction to interest expense until November 1, 2000.

The fair value of the interest rate swap was favorable to the Company by $1.4 million as of February 28, 1998.

   The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum net worth and maximum levels of indebtedness and lease commitments. As a result of the store exit charge recorded on December 8, 1998 (see "Store and Facilities Exit Costs" in the accompanying financial statements), the Company would not have been in compliance with certain of its covenants as of February 27, 1999, relating to the 1997 Credit Agreement. The Company amended the 1997 Credit Agreement prior to February 27, 1999. Accordingly, the Company was in compliance with all such financial covenants, as amended, as of February 27, 1999, and believes that it will continue to be in compliance.

   During fiscal 1998, the Company funded its capital expenditures, debt repayments and cash dividends through internally generated funds combined with proceeds from bank borrowings.

   U.S. bank borrowings were $153 million at February 27, 1999 as compared to $128 million at February 28, 1998. U.S. bank borrowings during fiscal 1998 were at an average interest rate of 5.3% compared to 6.0% in fiscal 1997.

   Pursuant to a Shelf Registration Statement dated January 23, 1998, the Company may offer up to $500 million of debt and equity securities at terms determined by market conditions at the time of sale.

   Capital expenditures totaled $438 million during fiscal 1998, which included 46 new supermarkets, and 69 remodels and enlargements.

   For fiscal 1999, the Company has planned capital expenditures of approximately $500 million and plans to open 55 new supermarkets and remodel or expand 75 stores. In addition, in March 1999, the Company signed a definitive agreement to purchase 6 stores in the New Orleans market. The total capital investment, including costs to remodel the stores will be approximately $80 million. The Company expects to complete the transaction during the first quarter of fiscal 1999. It has been the Company's experience over the past several years that it typically takes 12 to 15 months after opening for a new store to recoup its opening costs and become profitable thereafter. Risks inherent in retail real estate investments are primarily associated with competitive pressures in the marketplace. Beginning in fiscal 1999 through fiscal 2000, the Company intends to improve the use of technology to improve customer service, store operations, warehousing/distribution and merchandising and to intensify advertising and promotions. The Company currently expects to close a total of approximately 100 stores in fiscal year 1999 of which 34 stores relate to the Company's store modernization program to replace older outmoded stores and 66 stores relating to the store exit program.

   The Company plans to open approximately 65 new supermarkets in fiscal 2000 and approximately 70 to 80 new supermarkets per year thereafter for several years, with an attendant increase in square footage of approximately 3% per year. In addition, the Company also plans to remodel or enlarge an average of 70 to 80 stores per year. The Company's concentration will be on larger stores in the 50,000 to 65,000 square foot range. Costs of each project will vary significantly based upon size, marketing format, geographic area and development involvement required from the Company. The planned costs of these projects approximate $4 million for a new store and $1 million for a remodel or enlargement. Traditionally, the Company leases real estate and expends capital on leasehold improvements and store fixtures and fittings. Consistent with the Company's history, most new store activity will be directed into those areas where the Company achieves its best profitability. Remodeling and enlargement programs are normally undertaken based upon competitive opportunities and usually involve updating a store to a more modern and competitive format.

   The fiscal 1998 quarterly dividend was $0.10 per share and amounted to $15.3 million. The Company expects to maintain the same dividend amount for fiscal 1999.

   At fiscal year end 1998, the Company's existing senior debt rating was Ba1 with Moody's Investors Service and BBB- with Standard & Poor's Ratings Group. A change in either of these ratings could affect the availability and cost of financing.

   The Company's current cash resources, together with cash generated from operations, will be sufficient for the Company's 1999 capital expenditure program, mandatory scheduled debt repayments and dividend payments throughout fiscal 1999.


MARKET RISK

Market risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of the Company. The Company is exposed to market risk in the areas of interest rates and foreign currency exchange rates.

Interest Rates
The Company's exposure to market risk for changes in interest rates relates primarily to the Company's debt obligations. The Company has no cash flow exposure due to rate changes on its $575 million and $500 million in notes as of February 27, 1999 and February 28, 1998, respectively. However, the Company does have cash flow exposure on its committed and uncommitted bank lines of credit due to its variable LIBOR pricing. Accordingly, as of fiscal 1998, a 1% change in LIBOR will result in interest expense fluctuating approximately $1.5 million. As of fiscal 1997, the Company also had $75 million in notes that had variable pricing. Accordingly, as of fiscal 1997 a 1% change in LIBOR would have resulted in interest expense fluctuating approximately $2.5 million.

Foreign Exchange Risk
The Company is exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. Based upon historical Canadian currency movement, the Company does not believe that reasonably possible near-term change in the Canadian currency of 10% will result in a material effect on future earnings, financial position or cash flows of the Company.

   The Company entered into a five year cross-currency swap agreement to hedge five year notes in Canada that are denominated in U.S. dollars. The Company does not have any currency risk regarding the Canadian five year notes. The Company is exposed to currency risk in the event of default by the counterparty. Such default is remote, as the counterparty is a widely recognized investment banker. The fair value of the cross-currency swap agreement was favorable to the Company by $6.9 million and $1 million as of February 27, 1999 and February 28, 1998, respectively. A 10% change in Canadian exchange rates would have resulted in the fair value fluctuating approximately $6.7 million in fiscal 1998 and approximately $7.3 million in fiscal 1997.


YEAR 2000 COMPLIANCE

The Company has formed an ongoing task force to review the entire range of the Company's operations relating to the Year 2000 issues. This task force reports to the Vice Chairman of the Board of Directors. Assessment of those functions of the business that require attention and resources to achieve Year 2000 compliance is in progress throughout the entire organization. Both the Information Technology ("IT") and the non-IT area assessments are 100% complete. The current estimate of the remediation effort (including new programs and components) is approximately 75% complete in the IT area and 35% complete in the non-IT area. Testing of the systems and implementation of renovated and new systems are currently in progress. A number of renovated and new systems that are Year 2000 compliant are currently being used in operations.

   The costs to address the Company's Year 2000 issues are estimated to be approximately $5 million. Approximately $3.5 million of these costs have been incurred through fiscal 1998. In addition, the Company will incur additional capital expenditures of approximately $5 million in order to replace equipment that is not Year 2000 compliant. To date, the Company has made capital expenditures of $1.5 million for such equipment purchases. Some non-essential IT projects have been deferred due to the Year 2000 project; however, the Company believes that such a deferral will not affect the Company's financial performance.

     From an IT perspective, the task force is responsible for assessing the extent of affected software/hardware and developing procedures to resolve the potential problems associated with that software/hardware. The procedures developed include making the necessary changes to the affected software, adequately testing the changes and phasing in the Year 2000 compliant programs to limit disruption or delay in the Company's normal business activities. The Company is also in the process of updating vendor software packages to the latest versions to insure all Company software is Year 2000 compliant. Some in-store IT systems as well as other support area IT systems will also need remediation to become Year 2000 compliant. The risks from an IT perspective involves potential business disruption due to software and computer systems not functioning properly. During the latter part of 1999, the IT staff has committed resources to perform extended integrated testing with its key supply chain business partners to address such risks.

   The risks of Year 2000 issues from a non-IT area are principally as follows: electrical outages resulting in breakdown of point-of-sale systems, lighting and refrigeration equipment and the loss of utility service. In addition, certain store equipment may have embedded chips or microprocessors that are not Year 2000 compliant. The Company has identified such equipment and is either replacing the affected chips or microprocessors or purchasing new equipment that is compliant. The events noted above could severely affect Company operations. The Company plans to mitigate the potential effect of such issues by preparing a contingency plan as discussed below.

   Significant risk also arises out of the possible failure of vendors to respond to Year 2000 issues. The Company is meeting with its major vendors and suppliers to determine their state of readiness and to review the contingency plans that they have developed. Companies that are compliant and have prepared for contingencies will have a status as preferred suppliers. With respect to other vendors that either are not Year 2000 compliant, or do not have adequate contingency or remediation plans, the Company will seek alternative sources when possible. To date, the Company has communicated with all of its major vendors and suppliers all of which have addressed the Year 2000 issue and have contingency plans.

   With respect to contingencies, the Company has developed a crisis management plan in order to perform necessary functions to fully run the Company's operations. The crisis management plan is being revised on a continuous basis. The Company will continue to expand its contingency plans and detailed procedures in order to mitigate the effects of the Year 2000 issues that might affect the Company. The Company currently believes that the most reasonably likely worst case scenario concerning the Year 2000 involves potential business disruption among third parties with whom it conducts significant business, specifically getting continuous electrical power and communications with the stores and warehouses.

   The Company believes that it has allocated sufficient resources to resolve
all  significant  Year  2000  issues in a timely  manner.   Accordingly,  the
Company plans to be Year 2000 compliant by October 1999.


IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that all derivative instruments be measured at fair value and recognized in the statement of financial position as either assets or liabilities. In addition, the accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and the resulting designation. For a derivative designated as a hedge the change in fair value will be recognized as a component of other comprehensive income; for a derivative not designated as a hedge the change in the fair value will be recognized in the statement of operations. Currently the Company has one derivative instrument in the form of a cross-currency swap. The Company will adopt SFAS 133 in the second quarter of fiscal 1999. The cross-currency swap will impact the Company's statement of operations and balance sheet to the extent that there is a change in the fair value of the derivative instrument.

CAUTIONARY NOTE

This report contains certain forward-looking statements about the future performance of the Company which are based on Management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company's principal markets; the Company's relationships with its employees and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the Company's cost of capital and the ability of the Company to access the public debt and equity markets to refinance indebtedness and fund the Company's capital expenditure program on satisfactory terms; supply or quality control problems with the Company's vendors; changes in economic conditions which affect the buying patterns of the Company's customers; and the ability of the Company and its vendors, financial institutions and others to resolve Year 2000 processing issues in a timely manner.

STATEMENTS OF CONSOLIDATED OPERATIONS
               The Great Atlantic & Pacific Tea Company, Inc.


(Dollars in thousands, except per share amounts)
 -----------------------------------------------

                                     Fiscal 1998   Fiscal 1997   Fiscal 1996
                                      (52 weeks)    (53 weeks)    (52 weeks)
                                     -----------   ------------  -----------
Sales                                $10,179,358   $10,262,243   $10,089,014
Cost of merchandise sold              (7,260,110)   (7,327,365)   (7,167,315)
                                     -----------   -----------   -----------
Gross margin                           2,919,248     2,934,878     2,921,699
Store operating, general
  and administrative expense          (3,083,639)   (2,779,619)   (2,752,396)
                                     -----------   -----------   -----------
(Loss) income from operations           (164,391)      155,259       169,303
Interest expense                         (71,497)      (80,152)      (73,208)
Interest income                            6,604         7,793         4,496
                                     -----------   -----------   -----------
(Loss) income before income taxes
  and extraordinary item                (229,284)       82,900       100,591
Benefit (provision) for income taxes     162,120       (19,314)      (27,559)
                                     -----------   -----------   -----------
(Loss) income before extraordinary
  item                                  (67,164)        63,586        73,032
Extraordinary loss on early
  extinguishment of debt (net
  of income tax benefit of $394)               -          (544)            -
                                     -----------   -----------   -----------
Net (loss) income                    $   (67,164)  $    63,042   $    73,032
                                     ===========   ===========   ===========
Basic (loss) earnings per share:
  (Loss) income before extraordinary
    item                             $     (1.75)  $      1.66   $      1.91
  Extraordinary loss on early
    extinguishment of debt                     -         (0.01)            -
                                     -----------   -----------   -----------
Net (loss) income per share - basic  $     (1.75)  $      1.65   $      1.91
                                     ===========   ===========   ===========

Diluted (loss) earnings per share:
  (Loss) income before extraordinary
    item                             $     (1.75)  $      1.66   $     1.91
  Extraordinary loss on early
    extinguishment of debt                     -         (0.01)           -
                                     -----------   -----------   ----------
Net (loss) income per share -
  diluted                            $     (1.75)  $      1.65   $     1.91
                                     ===========   ===========   ==========

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
AND COMPREHENSIVE (LOSS) INCOME

               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands, except share amounts)
--------------------------------------------

                                        Fiscal 1998 Fiscal 1997  Fiscal 1996
                                        ----------- -----------  -----------
Common stock:
   Shares:
   Issued and outstanding
     at beginning of year               38,252,966   38,247,716   38,220,333
   Stock options exercised                  37,750        5,250       27,383
                                        ----------   ----------    ---------
Issued and outstanding
     at end of year                     38,290,716   38,252,966   38,247,716
                                        ==========   ==========   ==========
Balance at beginning of year            $   38,253   $   38,247   $   38,220
   Stock options exercised                      38            6           27
                                        ----------   ----------   ----------
   Balance at end of year               $   38,291   $   38,253   $   38,247
                                        ==========   ==========   ==========
Capital surplus:
   Balance at beginning of year         $  453,894   $  453,751   $  453,121
   Stock options exercised                   1,077          143          630
                                        ----------   ----------   ----------
   Balance at end of year               $  454,971   $  453,894   $  453,751
                                        ==========   ==========   ==========

Accumulated other comprehensive
  (loss) income:
   Balance at beginning of year         $  (61,025)  $  (49,694)  $  (50,936)
   Comprehensive (loss) income              (8,014)     (11,331)       1,242
                                        ----------   ----------   ----------
   Balance at end of year               $  (69,039)  $  (61,025)  $  (49,694)
                                        ==========   ==========   ==========

Retained earnings:
   Balance at beginning of year         $  495,510   $  447,768   $  382,380
   Net (loss) income                       (67,164)      63,042       73,032
   Cash dividends                          (15,312)     (15,300)      (7,644)
                                        ----------   ----------   ----------
   Balance at end of year               $  413,034   $  495,510   $  447,768
                                        ==========   ==========   ==========

Comprehensive (loss) income
---------------------------
Net (loss) income                       $  (67,164)  $   63,042   $   73,032
                                        ----------   ----------   ----------
   Foreign currency translation
     adjustment                             (9,936)      (5,121)       1,242
   Minimum pension liability
     adjustment                              1,922       (6,210)           -
                                        ----------   ----------   ----------
Accumulated other comprehensive
  (loss) income                             (8,014)     (11,331)       1,242
                                        ----------   ----------   ----------
Total comprehensive (loss) income       $  (75,178)  $   51,711   $   74,274
                                        ==========   ==========   ==========

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

               The Great Atlantic & Pacific Tea Company, Inc.

                                               February 27,     February 28,
(Dollars in thousands)                             1999             1998
---------------------                          ------------     -----------
Assets
Current assets:
  Cash and short-term investments              $   136,810       $   70,937
  Accounts receivable                              204,700          227,703
  Inventories                                      841,030          882,229
  Prepaid expenses and other current assets         41,497           36,358
                                                ----------       ----------
    Total current assets                         1,224,037        1,217,227
                                                ----------       ----------
Property:
  Land                                             141,061          138,139
  Buildings                                        406,122          368,201
  Equipment and leasehold improvements           2,147,418        2,122,860
                                                ----------       ----------
     Total-at cost                               2,694,601        2,629,200
  Less accumulated depreciation
    and amortization                            (1,097,142)      (1,122,381)
                                                ----------       ----------
                                                 1,597,459        1,506,819
  Property leased under capital leases              89,028           90,058
                                                ----------       ----------
Property-net                                     1,686,487        1,596,877
Other assets                                       231,217          181,149
                                                ----------       ----------
                                                $3,141,741       $2,995,253
                                                ==========       ==========

Liabilities and Shareholders' Equity

Current liabilities:
 Current portion of long-term debt              $    4,956       $   16,824
 Current portion of obligations
    under capital leases                            11,483           12,293
 Accounts payable                                  557,318          441,149
 Book overdrafts                                   160,288          151,846
 Accrued salaries, wages and benefits              152,107          146,064
 Accrued taxes                                      54,819           57,856
 Other accruals                                    193,092          129,098
                                                ----------       ----------
    Total current liabilities                    1,134,063          955,130
                                                ----------       ----------
Long-term debt                                     728,390          695,292
                                                ----------       ----------
Long-term obligations under capital leases         115,863          120,980
                                                ----------       ----------
Deferred income taxes                               23,309          120,618
                                                ----------       ----------
Other non-current liabilities                      302,859          176,601
                                                ----------       ----------
Commitments and contingencies

Shareholders' equity:
  Preferred stock-no par value;
  authorized - 3,000,000 shares;
    issued-none                                          -                -
   Common stock-$1 par value; authorized
     - 80,000,000 shares; issued and
    outstanding 38,290,716 and
    38,252,966 shares, respectively                 38,291           38,253
  Capital surplus                                  454,971          453,894
  Accumulated other comprehensive loss             (69,039)         (61,025)
  Retained earnings                                413,034          495,510
                                                ----------       ----------
Total shareholders' equity                         837,257          926,632
                                                ----------       ----------
                                                $3,141,741       $2,995,253
                                                ==========       ==========

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands)                   Fiscal 1998  Fiscal 1997 Fiscal 1996
---------------------                    -----------  ----------- -----------
Cash Flows From Operating Activities:
Net (loss) income                         $ (67,164)   $  63,042    $ 73,032
Adjustments to reconcile net (loss) income
    to cash provided by operating
    activities:
  Store/Facilities exit charge and
    asset write-off                         224,580            -           -
  Depreciation and amortization             233,663      234,236     230,748
  Deferred income tax provision (benefit)
    on (loss) income before
    extraordinary item                     (165,672)      11,425      (1,067)
  (Gain) loss on disposal of owned
    property, and write-down of
    property, net                             4,541      (11,363)      1,338
  (Increase) decrease in receivables         19,562      (14,116)     (5,615)
  (Increase) decrease in inventories         34,762       (6,090)    (53,672)
  (Increase) decrease in prepaid
    expenses and other current assets         6,816       (2,630)      6,401
  (Increase) decrease in other assets         2,071       (1,435)    (26,753)
  Increase (decrease) in accounts payable   122,251      (24,542)     15,950
  Increase (decrease) in accrued expenses     2,633        8,594      (2,657)
  Increase (decrease) in other accruals      43,604        4,250     (17,855)
  Increase (decrease) in non-current
    other liabilities                        28,203       15,906      (4,051)
  Other, net                                 (2,764)      (1,050)        270
                                          ---------    ---------   ---------
Net cash provided by operating activities   487,086      276,227     216,069
                                          ---------    ---------   ---------
Cash Flows From Investing Activities:
Expenditures for property                  (438,345)    (267,623)   (296,878)
Proceeds from disposal of property           12,546       31,783      19,408
                                          ---------    ---------   ---------
Net cash used in investing activities      (425,799)    (235,840)   (277,470)
                                          ---------    ---------   ---------
Cash Flows From Financing Activities:
Proceeds under revolving lines of credit    451,523      947,148     459,312
Payments on revolving lines of credit      (411,632)    (991,296)   (439,591)
Proceeds from long-term borrowings            3,685      304,213      41,978
Payment on long-term borrowings             (22,456)    (267,848)     (6,155)
Principal payments on capital leases        (12,139)     (13,711)    (13,166)
Increase (decrease) in book overdrafts       12,079      (28,145)     24,901
Deferred financing fees                           -       (2,471)          -
Proceeds from stock options exercised         1,115          149         657
Cash dividends                              (15,312)     (15,300)     (7,644)
                                          ---------    ---------  ----------
Net cash provided by (used in)
  financing activities                        6,863      (67,261)     60,292
                                          ---------    ---------   ---------

Effect of exchange rate changes on cash
  and short-term investments                 (2,277)      (1,019)        167
                                          ---------    ---------   ---------
Net Increase (Decrease) in Cash and
  Short-term Investments                     65,873      (27,893)       (942)
Cash and Short-term Investments
  at Beginning of Year                       70,937       98,830      99,772
                                          ---------    ---------   ---------
Cash and Short-term Investments
  at End of Year                          $ 136,810    $  70,937   $  98,830
                                          =========    =========   =========

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company operates retail supermarkets in the United States and Canada. The U.S. operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest. See the following footnotes for additional information on the Canadian
Operations: Segment and Geographic Information, Food Basics Franchise Business, Income Taxes and Retirement Plans and Benefits.

Revenue Recognition
Retail revenue is recognized at point-of-sale while wholesale revenue is recognized when goods are shipped.

Fiscal Year
The Company's fiscal year ends on the last Saturday in February. Fiscal 1998 ended February 27, 1999, fiscal 1997 ended February 28, 1998 and fiscal 1996 ended February 22, 1997. Fiscal 1998 and fiscal 1996 were each comprised of 52 weeks while fiscal 1997 was comprised of 53 weeks.

Common Stock
The principal shareholder of the Company, Tengelmann
Warenhandelsgesellschaft, owned 54.92% of the Company's common stock as of February 27, 1999.

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

Advertising Costs
Advertising costs are expensed as incurred. The Company recorded advertising expense of $136 million for fiscal 1998 and $138 million for both fiscal years 1997 and 1996.

Properties
Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment based on lives varying from three to ten years. Real property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. During fiscal 1998 and 1997, the Company disposed of certain assets which resulted in a pretax gain of $2 million and $11 million, respectively.

Pre-opening Costs
The costs of opening new stores are expensed in the year incurred.

Software Costs
The Company capitalizes externally purchased software and amortizes it over three years. Amortization expense for fiscal 1998, fiscal 1997 and fiscal 1996 was $0.8 million, $0.4 million and $0.2 million, respectively.

   Effective February 29, 1998, the Company early adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software
Development or Obtained for Internal Use".   SOP 98-1 requires the
capitalization of certain internally generated software costs. Such software is amortized over three years and for fiscal 1998, the Company capitalized $1.4 million of such software costs and recorded amortization expense of $0.1 million.

Earnings Per Share
In the fourth quarter of fiscal 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the statements of consolidated operations and requires a reconciliation of the numerators and denominators of the basic and diluted EPS calculations. Basic EPS is computed by dividing net income by the weighted average shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised and converted to common stock.

   The weighted average shares outstanding utilized in the basic EPS calculation were 38,273,859 for fiscal 1998, 38,249,832 for fiscal 1997 and 38,221,329 for fiscal 1996. The common stock equivalents that were added to the weighted average shares outstanding for purposes of diluted EPS were 19,926 for fiscal 1997 and 66,260 for fiscal 1996. The common stock equivalents for fiscal 1998 would have been 47,772; however, such shares were antidilutive and thus excluded from the diluted EPS calculation for fiscal 1998.

Excess of Cost over Net Assets Acquired
The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over forty years. The Company recorded amortization expense of $1.5 million for each of the three fiscal years in the period ended February 27, 1999. The accumulated amortization relating to goodwill amounted to $13.2 million and $11.7 million at February 27, 1999 and February 28, 1998, respectively. At each balance sheet date, Management reassesses the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on an undiscounted basis. If the results of such comparison indicate that an impairment may exist, the Company will recognize a charge to operations at that time based upon the difference between the present value of the expected cash flows from future operating results (utilizing a discount rate equal to the Company's average cost of funds at that time) and the balance sheet value. The recoverability of goodwill is at risk to the extent the Company is unable to achieve its forecast assumptions regarding cash flows from operating results. At February 27, 1999, the Company estimates that the cash flows projected to be generated by the respective businesses on an undiscounted basis should be sufficient to recover the existing goodwill balance over its remaining life.

Long-Lived Assets
In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of, the Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

   Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows.

   The Company recorded impairment losses during the year ended February 27, 1999 (see "Store and Facilities Exit Costs" footnote).

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

   The Company accrues for vested and non-vested vacation pay. Liabilities for compensated absences of $79 million at both February 27, 1999 and February 28, 1998 are included in the balance sheet caption "Accrued salaries, wages and benefits".

Stock-Based Compensation
Effective February 25, 1996, the Company adopted SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). In conjunction with the adoption, the Company will continue to apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" with pro forma disclosure of net income and earnings per share as if the fair value based method prescribed by SFAS 123 had been applied.

Comprehensive Income
Effective March 1, 1998 the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This statement requires that all components of comprehensive income be reported prominently in the financial statements. Currently, the Company has other comprehensive income relating to foreign currency translation adjustment and minimum pension liability adjustment.

   Accumulated other comprehensive loss as of February 27, 1999 includes foreign currency translation of $64.8 million and an additional minimum pension liability adjustment of $4.3 million, net of income tax benefit of $3.4 million. The accumulated other comprehensive loss as of February 28, 1998 includes foreign currency translation of $54.8 million and an additional minimum pension liability adjustment of $6.2 million. For fiscal 1997, the additional minimum pension liability adjustment related to the Canadian operations and thus no tax benefit was recorded due to the Canadian deferred tax assets being fully reserved by a valuation allowance.

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

New Accounting Pronouncements Not Yet Adopted
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that all derivative instruments be measured at fair value and recognized in the statement of financial position as either assets or liabilities. In addition, the accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and the resulting designation. For a derivative designated as a hedge the change in fair value will be recognized as a component of other comprehensive income; for a derivative not designated as a hedge the change in the fair value will be recognized in the statement of operations. Currently the Company has one derivative instrument in the form of a cross-currency swap. The Company will adopt SFAS 133 in the second quarter of fiscal 1999. The cross-currency swap will impact the Company's statement of operations and balance sheet to the extent that there is a change in the fair value of the derivative instrument.


STORE AND FACILITIES EXIT COSTS
In May 1998, the Company named a sole Chief Executive Officer of the Company. Following such announcement, the Company initiated a vigorous assessment of all aspects of its business operations in order to identify the factors that were impacting the performance of the Company.

   As a result of the above assessment, in the third quarter of fiscal 1998, the Company decided to exit two warehouse facilities, a coffee plant and a bakery plant in Canada. In connection with the exit plan, the Company recorded a charge of approximately $11 million which is included in "Store operating, general and administrative expense" in the accompanying Statement of Operations. The $11 million charge was comprised of $7 million of severance, $3 million of facilities occupancy costs for the period subsequent to closure and $1 million to write-down the facilities to their estimated fair value. The Company has paid $3 million of the severance cost as of February 27, 1999, and expects the remainder to be paid by the end of fiscal 1999. As of February 27, 1999, the Company has incurred $0.3 million of occupancy costs.

   At February 27, 1999, the Company had closed and terminated operations with respect to the warehouses and the coffee plant. The volume associated with the two warehouses has been transferred to other warehouses in close geographic proximity. Further, the manufacturing processes of the coffee plant have been transferred to the Company's remaining coffee processing facility. The processing associated with the Canadian bakery has been outsourced effective January 1999.

   In addition, on December 8, 1998, the Company's Board of Directors approved a plan which included the exit of 127 underperforming stores throughout the United States and Canada and the disposal of two other properties. Included in the 127 stores are 31 stores representing the entire Richmond, Virginia market. Further on January 28, 1999, the Board of Directors approved the closure of five additional underperforming stores. In connection with the Company's plan to exit these 132 stores and the write-down of two properties, the Company recorded a fourth quarter charge of approximately $215 million. This $215 million charge was comprised of $8 million of severance, $1 million of facilities occupancy costs, $114 million of store occupancy costs, which principally relates to the present value of future lease obligations, net of anticipated sublease recoveries, which extend through fiscal 2028, an $83 million write-down of store fixed assets and a $9 million write-down to estimated fair value of the two properties which are held for sale. To the extent fixed assets included in those stores identified for closure could be utilized in other continuing store locations, the Company has or will transfer such assets to those continuing stores. To the extent such fixed assets cannot be transferred, the Company will scrap such fixed assets and accordingly, the write-down was calculated utilizing an estimated scrap value. This fourth quarter charge of $215 million was reduced by approximately $2 million due to changes in estimates of pension withdrawal liabilities and fixed asset write-downs from the time the original charge was recorded. The net charge of $213 million is included in "Store operating, general and administrative expense"
in the accompanying Statement of Operations.   The Company has paid $1
million of the severance costs as of February 27, 1999 and expects the remainder to be paid by May 2000. In addition, the Company also paid $1 million of store occupancy costs since the date of closure of the 66 stores closed as of February 27, 1999. The total severance charge of approximately $15 million resulted from the termination of 1,273 employees.


   The following tabular reconciliation summarizes the activity related to the aforementioned third quarter charges of $11 million and the fourth quarter charges of $215 million.

                                                                 Reserve
                                                                 Balance at
                      Original  Utiliz-  Addition  Adjustment    Feb. 27,
Dollars in thousands  Charge    ation         (1)         (2)    1999
--------------------  --------  -------  --------  ----------    ---------
Store Occupancy       $113,732  $ (1,100)  $1,900    $     -     $114,532
Fixed Assets            93,355   (92,639)       -       (716)           -
Severance and benefits  15,102    (3,794)       -     (1,242)      10,066
Facilities occupancy     4,018      (311)       -        331        4,038
                      --------  --------   ------    -------     --------
Total                 $226,207  $(97,844)  $1,900    $(1,627)    $128,636
                      ========  ========   ======    =======     ========


(1) The addition represents an increase to the store occupancy reserve for the present value interest accrued.
(2) The adjustment represents changes in estimates from the original date the respective charges were recorded. The adjustment to severance and benefits relates to a change in the estimate of the calculated pension withdrawal liability.

   As of February 27, 1999, the Company has closed 66 of the 132 stores identified, including all 31 stores in the Richmond, Virginia market. The remaining 66 stores will be closed over the next three quarters of fiscal 1999.

   At February 27, 1999, $45.4 million of the reserve is included in "Other accruals" and $83.2 million is included in "Other non-current liabilities" in the accompanying consolidated balance sheet.

   Based upon current available information, Management evaluated the reserve balance as of February 27, 1999 and has concluded that it is adequate.

   Included in the accompanying statement of operations are the operating results of the 132 underperforming stores which the Company is exiting. The operating results of such stores are as follows:

                        Fiscal       Fiscal         Fiscal
(Dollars in thousands)   1998         1997           1996
---------------------- --------     --------      ----------
Sales                  $788,014     $928,671      $1,000,364
                       ========     ========      ==========
Operating Loss         $(57,462)    $(34,448)     $  (14,543)
                       ========     ========      ==========


INVENTORY

Approximately 18% and 20% of the Company's inventories are valued using the last-in, first-out ("LIFO") method at February 27, 1999 and February 28, 1998, respectively. Such inventories would have been $19 million and $14 million higher at February 27, 1999 and February 28, 1998, respectively, if the retail and first-in, first-out methods were used. The Company recorded LIFO charges of approximately $1 million during both fiscal years 1998 and 1996. During fiscal year 1997, the Company recorded a LIFO credit of $0.4 million. Liquidation of LIFO layers in the periods reported did not have a significant effect on the results of operations.


FOOD BASICS FRANCHISE BUSINESS

The Company serviced 55 Food Basics franchised stores as of February 27, 1999 and 52 stores as of February 28, 1998. These franchised stores are required to purchase inventory exclusively from the Company which acts as a wholesaler to the franchisees. During fiscal 1998 and 1997, the Company had wholesale sales to these franchised stores of $387 million and $340 million, respectively. A majority of the Food Basics franchised stores were converted from Company operated supermarkets. The Company subleases the stores and leases the equipment in the stores to the franchisees. The Company also provides merchandising, advertising, accounting and other consultative services to the franchisees for which it receives a nominal fee which mainly represents the reimbursements of costs incurred to provide such services (see "Lease Obligations" footnote).

  Included in other assets are Food Basics franchised business receivables, net of allowance for doubtful accounts, amounting to $36.4 million as of
February 27, 1999 and $37.6 million as of February 28, 1998.   The inventory
notes are collateralized by the inventory in the stores, while the equipment lease receivables are collateralized by the equipment in the stores. The current portion of the inventory and equipment leases of approximately $2.1 million as of February 27, 1999 and $1.9 million as of February 28, 1998 are included in accounts receivable. The repayment of the inventory notes and equipment leases are dependent on positive operating results of the stores. To the extent that the franchisees incur operating losses, the Company establishes an allowance for doubtful accounts. The Company continually assesses the sufficiency of the allowance on a store by store basis based upon the operating losses incurred and the related collateral underlying the amounts due from the franchisees. In the event of default by a franchisee, the Company reserves the option to reacquire the inventory and equipment at the store and operate the franchise as a corporate owned store.

   Included below are the amounts due to the Company for the next five years and thereafter from the franchised stores for equipment leases and inventory notes.

--------------------------------------------------------------
(Dollars in thousands)
--------------------------------------------------------------
1999                                           $  6,031
2000                                              6,542
2001                                              6,542
2002                                              6,542
2003                                              6,542
2004 and thereafter                              20,331
                                               --------
                                                 52,530
Less interest portion                           (13,995)
                                               --------
Due from Food Basics franchise business        $ 38,535
                                               ========

For the fiscal years ended February 27, 1999 and February 28, 1998, approximately $8 million and $2 million, respectively, of the franchise business notes relate to equipment leases which were non-cash transactions and, accordingly, have been excluded from the consolidated statements of cash flows.

INDEBTEDNESS
Debt consists of:
                                           February 27,   February 28,
(Dollars in thousands)                            1999           1998
---------------------                      -----------    -----------
7.75% Notes, due April 15, 2007               $300,000       $300,000
7.70% Senior Notes, due January 15, 2004       200,000        200,000
7.78% Notes, due November 1, 2000               75,000         75,000
Mortgages and Other Notes, due
  1999 through 2002 (average interest
  rates at year end of 5.81% and
  6.70%, respectively)                           7,417         11,972
U.S. Bank Borrowings at 5.49%
  and 5.86%, respectively                      153,100        127,500
Less unamortized discount on 7.75% Notes        (2,171)        (2,356)
                                              --------       --------
                                               733,346        712,116
Less current portion                            (4,956)       (16,824)
                                              --------       --------
Long-term debt                                $728,390       $695,292
                                              ========       ========


On June 10, 1997, the Company executed an unsecured five year $465 million U.S. credit agreement and a five year C$50 million Canadian credit agreement (the "1997 Credit Agreement") with a syndicate of banks, enabling it to borrow funds on a revolving basis sufficient to refinance short-term borrowings. The Company pays a facility fee of 0.25% per annum on the total commitment of the U.S. and Canadian revolving credit facilities. Borrowings under the U.S. revolving credit agreement were $130 million and $90 million at February 27, 1999 and February 28, 1998, respectively. The Canadian subsidiary had no outstanding borrowings at February 27, 1999 and February 28, 1998. As of February 27, 1999, the Company had available $335 million under its U.S. credit agreement and C$50 million (U.S. $33 million at February 27, 1999) under the Canadian credit agreement. As of February 28, 1998, the Company had available $375 million under its U.S. credit agreement and C$50 million (U.S. $35 million at February 28, 1998) under the Canadian credit agreement. In addition, the U.S. has uncommitted lines of credit with various banks amounting to $211 million and $149 million as of February 27, 1999 and February 28, 1998, respectively. Borrowings under these uncommitted lines of credit amounted to $23 million and $38 million as of February 27, 1999 and February 28, 1998, respectively. As of February 27, 1999, the Company had $368 million available under the 1997 Credit Agreement and $188 million in uncommitted lines of credit

  As of February 27, 1999, the Company had outstanding a total of $575 million of unsecured, non-callable public debt securities in the form of $75 million 7.78% Notes due November 1, 2000, $200 million 7.70% Notes due January 15, 2004 and $300 million 7.75% Notes due April 15, 2007.

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

  The Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Ltd. ("A&P Canada"), has outstanding U.S. $75 million 5 year Notes denominated in U.S. dollars that were issued in October 1995 and are due on November 1, 2000. In conjunction with the issuance of the notes, A&P Canada entered into a five year cross-currency swap agreement expiring November 1, 2000. The cross-currency swap was executed for protection against the effect of a decrease in Canadian exchange rates on both the semi-annual interest payments and the final principal payment due to the Company's U.S. bondholders. The cross-currency swap enables the Company to pay in Canadian dollars a fixed rate of interest of 9.23% on a notional amount of C$100 million for the $75 million 7.78% Notes denominated in U.S. dollars. The cost of the cross-currency swap of 1.45% is charged to interest expense. The Company records an asset or liability to the extent that an eventual transaction gain or loss is expected to be recorded upon the settlement of the notional amount of the underlying debt. Accordingly, the Company has recorded in other assets the receivable due from the counterparty amounting to approximately $8.4 million and $4.5 million as of February 27, 1999 and February 28, 1998, respectively. The fair value of the cross-currency swap was favorable to the Company by $6.9 million as of February 27, 1999 and favorable to the Company by $1 million as of February 28, 1998. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its currency swap. However, the Company anticipates that the counterparty will be able to fully satisfy its obligations under the contracts.

   On April 15, 1997, A&P Canada entered into an interest rate swap agreement with a notional amount of C$100 million expiring November 1, 2000 where the Company receives a fixed rate of interest and pays a variable rate of interest. In August of 1998, A&P Canada assigned the interest rate swap agreement to a financial institution and received consideration of $0.6 million. The consideration received is amortized as a reduction to interest expense until November 1, 2000. The fair value of the interest rate swap was favorable to the Company by $1.4 million as of February 28, 1998.

   The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum net worth and maximum levels of indebtedness and lease commitments. As a result of the store exit charge recorded on December 8, 1998 (see "Store and Facilities Exit Costs" in the accompanying financial statements), the Company would not have been in compliance with certain of its covenants as of February 27, 1999, relating to the 1997 Credit Agreement. The Company amended the 1997 Credit Agreement prior to February 27, 1999. Accordingly, the Company was in compliance with all such financial covenants, as amended, as of February 27, 1999 and believes that it will continue to be in compliance.

  The net book value of real estate pledged as collateral for all mortgage loans amounted to approximately $9 million and $14 million as of February 27, 1999 and February 28, 1998, respectively.

  In the second quarter of fiscal 1997, the Company recorded an extraordinary charge of $0.5 million, net of a tax benefit of $0.4 million relating to the early extinguishment of debt which amounted to $.01 per share - basic and diluted. The Company retired at a premium approximately $20 million in mortgages with a weighted average interest rate of 9.4%.

  The U.S. bank borrowings of $153 million and $118 million are classified as non-current as of February 27, 1999 and February 28, 1998, respectively, as the Company has the ability and intent to refinance these borrowings on a long-term basis.

   Pursuant to a Shelf Registration Statement dated January 23, 1998, the Company may offer up to $500 million of debt and equity securities at terms determined by market conditions at the time of sale.

  Maturities for the next five fiscal years and thereafter are: 1999-$5 million; 2000-$77 million; 2001-$77 million; 2002-$77 million; 2003-$200 million; 2004 and thereafter - $300 million. Interest payments on indebtedness were approximately $56 million for fiscal 1998, $58 million for fiscal 1997 and $49 million for fiscal 1996.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

(Dollars in thousands)   February 27, 1999   February 28, 1998
---------------------    -----------------   -----------------
                         Carrying   Fair     Carrying   Fair
Liabilities:              Amount    Value     Amount    Value
                         --------  --------  --------  --------
7.75% Notes, due
  April 15, 2007         $297,829  $287,384  $297,644  $299,531
                         --------  --------  --------  --------
7.70% Senior Notes, due
  January 15, 2004       $200,000  $197,271  $200,000  $205,376
                         --------  --------  --------  --------
7.78% Notes, due
  November 1, 2000       $ 75,000  $ 75,243  $ 75,000  $ 75,832
                         --------  --------  --------  --------
Total Indebtedness       $733,346  $720,415  $712,116  $720,211
                         ========  ========  ========  ========

  Fair value for the public debt securities is based on quoted market prices. With respect to all other indebtedness, Management has evaluated such debt instruments and has determined, based on interest rates and terms, that the fair value of such indebtedness approximates carrying value at both February 27, 1999 and February 28, 1998. As of February 27, 1999 and February 28, 1998, the carrying values of cash and short-term investments, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.

  On April 15, 1997, the Company's Canadian subsidiary entered into an interest rate swap agreement with a notional amount of C$100 million where the Company receives a fixed rate of interest and pays a variable rate of interest.

  At February 27, 1999 and February 28, 1998, the estimated fair values of the cross-currency swap and interest rate swap agreements were as follows:


(Dollars in thousands)   February 27, 1999   February 28, 1998
---------------------    -----------------   -----------------
                         Carrying   Fair     Carrying   Fair
Liabilities:              Amount    Value     Amount    Value
-----------              --------  --------  --------  -------
Cross-currency swap       $8,438   $6,927     $4,504   $ 1,077
Interest rate swap             -        -          -     1,350
                          ------   -------    -------  --------
Total cross-currency/
  interest rate swap      $8,438   $6,927     $4,504   $ 2,427
                         =======   =======    =======  ========

  The fair values were determined by the counterparty which is a widely recognized investment banker.

  As of the end of fiscal 1998, the Company holds equity securities of both common and cumulative preferred stock in Isosceles PLC which were written-off in their entirety during fiscal 1992. There are no quoted market prices for these securities and it is not practicable, considering the materiality of these securities to the Company, to obtain an estimate of their fair value. The Company believes that the fair value for these securities is zero based upon Isosceles' current and prior years' results.


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

The consolidated balance sheets include the following:

                                            February 27,  February 28,
(Dollars in thousands)                          1999          1998
---------------------                       -----------   -----------
Real property leased under capital leases   $ 210,094     $ 213,076

Accumulated amortization                     (121,066)     (123,018)
                                            ---------     ---------
                                            $  89,028     $  90,058
                                            =========     =========


During fiscal 1998 and 1996, the Company entered into new capital leases totaling $12 and $22 million, respectively. The Company did not enter into any new capital leases during fiscal 1997. These capital lease amounts are non-cash transactions and, accordingly, have been excluded from the consolidated statement of cash flows. Interest paid as part of capital lease obligations was approximately $14, $16 and $17 million in fiscal 1998, 1997 and 1996, respectively.

Rent expense for operating leases consists of:

(Dollars in thousands)            Fiscal 1998   Fiscal 1997  Fiscal 1996
---------------------             -----------   -----------  -----------
Minimum rentals                     $193,703     $181,061      $162,752
Contingent rentals                     3,987        5,109         5,383
                                    --------     --------      --------
                                    $197,690     $186,170      $168,135
                                    ========     ========      ========

Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 27, 1999 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to facilities for which reserves have previously been established. In addition, the Company subleases 55 stores to the Food Basics franchise business. Included in the operating lease table below are the rental payments made by the Company offset by the rental income received from the Food Basics franchised stores.


(Dollars in thousands)                         Capital
---------------------                           Leases
                                                 Real        Operating
Fiscal                                         Property       Leases
------                                        ---------     ----------
1999                                          $  25,484     $  190,989
2000                                             24,404        185,555
2001                                             23,440        179,255
2002                                             21,601        169,886
2003                                             19,176        159,727
2004 and thereafter                             139,496      1,580,434
                                              ---------     ----------
                                                253,601     $2,465,846
Less executory costs                             (1,520)    ==========
                                              ---------
Net minimum rentals                             252,081
Less interest portion                          (124,735)
                                              ---------
Present value of net minimum rentals          $ 127,346
                                              =========


INCOME TAXES

The components of (loss) income before income taxes and extraordinary item are as follows:

(Dollars in thousands)            Fiscal 1998   Fiscal 1997  Fiscal 1996
---------------------             -----------   -----------  -----------
  United States                     $(244,573)   $45,644       $ 68,478
  Canadian                             15,289     37,256         32,113
                                    ---------    -------       --------
  Total                             $(229,284)   $82,900       $100,591
                                    =========    ========      ========


The (benefit) provision for income taxes before extraordinary item consists of the following:

(Dollars in thousands)             Fiscal 1998  Fiscal 1997   Fiscal 1996
---------------------              -----------  -----------   ----------
Current:
  Federal                           $       -     $  4,171      $ 24,228
  Canadian                                552          700           700
  State and local                       3,000        3,018         3,698
                                    ---------     --------      --------
                                        3,552        7,889        28,626
                                    ---------     --------      --------
Deferred:
  Federal                             (77,489)      11,076          (926)
  Canadian                              6,806       16,624        14,329
  State and local                     (25,786)         349          (141)
  Canadian valuation allowance        (69,203)     (16,624)      (14,329)
                                    ---------     --------      --------
                                     (165,672)      11,425        (1,067)
                                    ---------     --------      ---------
                                    $(162,120)    $ 19,314      $ 27,559
                                    =========     ========      ========

   The deferred income tax provision (benefit) results primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, Canadian net operating tax loss carryforwards and the Canadian valuation allowance.

  The Company recorded income tax benefits amounting to $162 million in fiscal 1998 as compared to income tax provisions of $19 million for fiscal 1997 and $28 million for fiscal 1996. The fiscal 1998 benefit of $162 million includes reversals of the Canadian operations deferred tax valuation allowance. During the first three quarters of fiscal 1998, the Company reversed approximately $9 million of the Canadian valuation allowance to the extent that the Canadian operations had taxable income. In addition, at the beginning of the fourth quarter of fiscal 1998, the Company concluded that it was more likely than not that the net deferred tax assets related to the Canadian operations would be realized and accordingly, the Company reversed the remaining portion of the Canadian deferred tax valuation allowance
amounting to approximately $60 million.   The deferred tax benefit recorded
for U.S. operations of approximately $103 million mainly relates to book and tax differences of the store and facilities exit costs recorded in fiscal 1998. The fiscal 1997 and 1996 income tax provisions include reversals of the Canadian valuation allowance of $17 million and $14 million, respectively. These reversals were recorded to the extent that the Canadian operations had taxable income. However, Management had still concluded that it was more likely than not that the Canadian net deferred tax assets would not be realized and through the end of fiscal 1997, the Company provided a full valuation allowance for its Canadian net deferred tax assets, principally net operating loss carryforwards. During the first three quarters of fiscal 1998, the Company continued to fully reserve its Canadian net deferred tax assets. At the beginning of the fourth quarter of fiscal 1998, based upon Management's plan to close underperforming stores in Canada (see "Store and Facilities Exit Costs" footnote), the implementation of certain tax strategies and the continued performance improvements of the Canadian operations, Management has concluded that it is more likely than not that the Canadian deferred tax assets will be realized. As such, as of December 6, 1998, the Company reversed the remaining deferred tax asset valuation allowance amounting to approximately $60 million.

  The Company made an election to permanently reinvest earnings of the Canadian subsidiary. Accordingly, the Company does not provide for taxes associated with Canada's undistributed earnings.

  The Company's Canadian net operating tax loss carryforwards of approximately $102 million will expire between February 2001 and February 2003.

  A reconciliation of income taxes at the 35% federal statutory income tax rate for fiscal 1998, 1997 and 1996 to income taxes as reported is as follows:

(Dollars in thousands)                   Fiscal 1998 Fiscal 1997 Fiscal 1996
---------------------                    ----------- ----------- -----------
Income taxes computed at federal
  statutory income tax rate                $ (80,249)  $ 29,015   $ 35,207
State and local income taxes, net of
  federal tax benefit                        (14,810)     2,188      2,312
Tax rate differential relating
  to Canadian operations                       2,007      4,155      3,789
Canadian valuation allowance                 (69,203)   (16,624)   (14,329)
Goodwill and other permanent
  differences                                    135        580        580
                                           ---------   --------   --------
Income taxes, as reported                  $(162,120)  $ 19,314   $ 27,559
                                           =========   ========   ========

  Income tax payments, net of refunds, for fiscal 1998 and 1996 were approximately $2 and $13 million, respectively. For fiscal 1997, the Company had net income tax refunds of $1 million.

  The components of net deferred tax assets (liabilities) are as follows:

                                           February 27,     February 28,
(Dollars in thousands)                         1999             1998
---------------------                      ------------     ------------
Current assets:
  Insurance reserves                       $ 20,158         $  22,420
  Other reserves and accrued benefits        12,146             5,031
  Accrued postretirement and
    postemployment benefits                   2,717             3,038
  Lease obligations                           1,472             1,619
  Pension obligations                         4,486             3,827
  Miscellaneous                               4,055             2,870
                                           ---------        ---------
                                             45,034            38,805
                                           ---------        ---------

Current Liabilities:
  Inventories                               (14,697)          (14,819)
  Health and welfare                         (9,167)           (9,960)
  Miscellaneous                              (6,519)           (7,083)
                                           ---------        ---------
                                            (30,383)          (31,862)
                                           ---------        ---------
Valuation allowance                               -            (3,005)
                                           ---------        ---------
Deferred income taxes included in
  prepaid expenses and other
  current assets                           $ 14,651         $   3,938
                                           =========        =========

                                           February 27,     February 28,
(Dollars in thousands)                         1999             1998
---------------------                      ------------     ------------
Non-current assets:
  Isosceles investment                     $  42,617        $  42,617
  Alternative minimum tax                      7,500                -
  Fixed assets                                 3,449            4,077
  Other reserves                              93,470            6,177
  Lease obligations                           15,787           17,354
  Canadian loss carryforwards                 45,500           60,270
  Insurance reserves                           5,881            4,200
  Accrued postretirement and
    postemployment benefits                   35,387           29,808
  Pension obligations                          7,527            6,800
  Step rents                                  13,619           11,352
  Miscellaneous                                5,308          . 7,759
                                           ---------        ---------
                                             276,045          190,414
                                           ---------        ---------
Non-current liabilities:
  Fixed assets                              (215,977)        (212,044)
  Pension obligations                        (21,136)         (22,981)
  Miscellaneous                               (2,590)          (2,404)
                                           ---------        ---------
                                            (239,703)        (237,429)
                                           ---------        ---------
Valuation allowance                                -          (73,603)
                                           ---------        ---------
Net non-current deferred income
  tax asset (liability)                    $  36,342        $(120,618)
                                           =========        =========


The net non-current deferred tax asset and liability is recorded in the consolidated balance sheet as follows:

                                           February 27,     February 28,
(Dollars in thousands)                         1999             1998
---------------------                      ------------     ------------
Other assets                               $  59,651                -
Non-current liability                        (23,309)       $(120,618)
                                           ---------        ---------
Net non-current deferred income
  tax asset(liability)                     $  36,342        $(120,618)
                                           ==========       =========


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

During fiscal 1998, the Company adopted SFAS No. 132, "Employers' Disclosure about Pension and Postretirement Benefits" ("SFAS 132"). SFAS 132 standardizes the disclosure requirements for pension and other postretirement benefits. This Statement addresses disclosure only. It does not address expense recognition or liability measurement. Accordingly, there was no effect on financial position or net income as a result of adopting SFAS 132.


The components of net pension cost are as follows:


The components of net pension cost are as follows:

(Dollars in thousands)         Fiscal 1998      Fiscal 1997   Fiscal 1996
---------------------          -----------      -----------   -----------
Service cost                     $ 14,014        $ 11,942      $ 10,826
Interest cost                      25,872          26,192        24,798
Expected return on plan assets    (32,040)        (31,279)      (29,640)
Amortization of unrecognized
 net asset                         (1,184)         (1,244)       (1,266)
Amortization of unrecognized
 net prior service cost             1,237           1,158         1,105
Amortization of unrecognized net
 actuarial loss                       506             380           134
Curtailments and settlements          863               -             -
                                 --------        --------      --------
Net pension cost                 $  9,268        $  7,149      $  5,957
                                 ========        ========      ========

The Company's defined benefit pension plans are accounted for on a calendar year basis. The majority of plan assets is invested in listed stocks and bonds. The following tables set forth the change in benefit obligations and change in plan assets at year-end 1998 and 1997 for the Company's defined benefit plans:


(Dollars in thousands)
----------------------
Change in Benefit Obligation           1998            1997
----------------------------       --------        --------
Benefit obligation - beginning
  of year                          $403,970        $355,731
Service cost                         14,014          11,942
Interest cost                        25,872          26,192
Actuarial loss                       18,991          37,839
Benefits paid                       (24,948)        (19,260)
Amendments                              167           1,001
Curtailment and settlements             460               -
Effect of exchange rates            (15,370)         (9,475)
                                   --------        --------
Benefit obligation - end of year   $423,156        $403,970
                                   ========        ========

Change in Plan Assets
---------------------

Plan assets at fair value -
  beginning of year                $444,408        $401,503
Actual return on plan assets         46,412          64,141
Company contributions                10,019          10,710
Benefits paid                       (24,948)        (19,260)
Effect of exchange rates            (17,356)        (12,686)
                                   --------        --------
Plan assets at fair value-
  end of year                      $458,535        $444,408
                                   ========        ========

Amounts recognized in the Company's
  balance sheet consist of the following:
-------------------------------------------

Plan assets in excess of projected
  benefit obligation               $ 35,506        $ 40,505
Unrecognized net transition asset    (4,078)         (5,482)
Unrecognized prior service cost       5,408           6,442
Unrecognized net actuarial gain      (8,105)        (10,758)
                                   --------        --------
Total recognized in the
  consolidated balance sheet       $ 28,731        $ 30,707
                                   ========        ========

Prepaid benefit cost               $ 51,480        $ 50,779
Accrued benefit liability           (33,198)        (29,056)
Intangible asset                      2,734           2,774
Other comprehensive income            4,288           6,210
Tax benefit                           3,427               -
                                   --------        --------
Total recognized in the
  consolidated balance sheet       $ 28,731        $ 30,707
                                   ========        ========

Plans with accumulated benefit
  obligation in excess of plan
  assets consist of the
  following:
-------------------------------

Accumulated benefit obligation     $111,738        $102,619
Projected benefit obligation       $116,800        $107,637
Plan asset at fair value           $ 85,199        $ 81,870
                                   --------        --------

The prepaid pension asset is included in other assets while the pension liability is included in accrued salaries, wages and benefits and other non-current liabilities.

  At February 27, 1999 and February 28, 1998, the Company's additional minimum pension liability for its defined benefit plans was in excess of the unrecognized prior service costs and net transition obligation and accordingly, $4.3 million, net of income tax benefit and $6.2 million was reflected as a reduction to shareholders' equity, respectively. The fiscal 1997 amount was not tax effected as it related to the Canadian subsidiary which has its deferred tax assets fully reserved by a valuation allowance.

  During the year ended February 25, 1995, the Company's Canadian subsidiary and the United Food & Commercial Workers International Union, Locals 175 and 633, entered into an agreement which will result in the amalgamation of three of the Company's Canadian defined benefit pension plans with the Canadian Commercial Workers Industry Pension Plan ("CCWIPP"), retroactive to July 1, 1994, subject to the approval of the CCWIPP trustees and the appropriate regulatory bodies. Under the terms of this agreement, CCWIPP will assume the assets and defined benefit liabilities of the three pension plans and the Company will be required to make defined contributions to CCWIPP based upon hours worked by employees who are members of CCWIPP. The Company expects that the necessary approvals will be received by July 1999. The transfer to CCWIPP has been delayed for the past four years as the regulatory bodies have taken longer to review the transfer than originally anticipated. The Company will not change the reporting for these three plans until such approval is received. Accordingly, at February 27, 1999 and February 28, 1998, prepaid pension assets of approximately $16 million and $11 million, respectively, related to the aforementioned plans are included in the table herein.

   Actuarial assumptions used to determine year-end plan status are as follows:
                                      1998                1997
                                -----------------   ---------------
                                 U.S.     Canada     U.S.    Canada
                                -----     ------    -----    ------

Weighted average discount rate  6.50%     6.25%     7.00%    6.75%
Weighted average rate of
  compensation increase         4.00%     4.00%     4.00%    4.00%
Expected long-term rate of
  return on plan assets         8.00%     8.40%     8.00%    8.40%


   The impact of the changes in the actuarial assumptions has been reflected in the funded status of the pension plans and the Company believes that such changes will not have a material effect on net pension cost for fiscal 1999.

Defined Contribution Plans

The Company maintains a defined contribution retirement plan to which the Company contributes an amount equal to 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. The Company contributes to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in the Company's contributions after 5 years of service. The Company's contributions charged to operations for both plans were approximately $11 million in fiscal 1998, fiscal 1997 and fiscal 1996.

Multi-employer Union Pension Plans

The Company participates in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by the Company's other pension plans. The pension expense for these plans approximated $34 million in fiscal 1998 and $38 million in both fiscal 1997 and 1996. The Company could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, the Company has not established any liabilities because such withdrawal from these plans is not probable.

Postretirement Benefits

The Company provides postretirement health care and life benefits to certain union and non-union employees. The Company recognizes the cost of providing postretirement benefits during employees' active service period.


   The components of net postretirement benefits cost are as follows:

(Dollars in thousands)      Fiscal 1998  Fiscal 1997    Fiscal 1996
 ---------------------      -----------  -----------    -----------
Service cost                  $1,666       $   788       $   794
Interest cost                  3,464         2,518         2,394
Prior service cost              (263)            -             -
Amortization of (gain) loss       27         (1,056)      (1,100)
                              ------        --------     -------
Net postretirement
  benefits cost               $4,894       $ 2,250       $ 2,088
                              ======       =======       =======

The unfunded status of the plans is as follows:

(Dollars in thousands)                   Fiscal 1998    Fiscal 1997
----------------------                   -----------    -----------
Unfunded accumulated benefit obligation,
  beginning of year:                       $ 48,980      $34,931
Service cost                                  1,666          788
Interest cost                                 3,464        2,518
Benefits paid                                (2,790)      (2,406)
Actuarial (gain) loss                         1,837       13,449
Plan amendment                              (16,162)           -
Foreign exchange                               (305)        (300)
                                           --------      -------
Accumulated benefit obligation,
  at end of year                             36,690       48,980
Unrecognized net gain from
  experience differences                        221        1,976
Unrecognized prior service cost              15,899            -
                                           --------      -------
Accrued postretirement benefit
  costs at end of year                     $ 52,810      $50,956
                                           ========      =======
Assumed discount rate                         6.5%         7.0%
                                           ========      =======


   The assumed rate of future increase in health care benefit cost for fiscal 1998 was 9.5% and is expected to decline to 5.0% by the year 2020 and remain at that level thereafter. The effect of a 1% change in the assumed health care cost trend rate for each future year on the net postretirement health care cost would either increase or decrease by $0.3 million, while the accumulated postretirement benefit obligation would either increase by $3.0 million or decrease by $2.5 million.


Postemployment Benefits

The Company accrues costs for preretirement postemployment benefits provided to former or inactive employees and recognizes an obligation for these benefits. The costs of these benefits have been included in operations for each of the three fiscal years in the period ended February 27, 1999. As of February 27, 1999 and February 28, 1998, the Company has a liability reflected in the balance sheet of $24 million and $25 million, respectively, with respect to such benefits.

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

   On January 19, 1999, the Board of Directors approved the 1998 Long Term Incentive and Share Award Plan (the "1998 Plan") for its officers and key employees, subject to shareholder approval at the Company's Annual Meeting in July 1999. The Company has obtained an irrevocable proxy voting in favor of the 1998 Plan from the major shareholder who owns in excess of 54% of the Company's common stock. The 1998 Plan provides for the granting of 5,000,000 shares as either options, stock appreciation rights ("SAR") or stock awards. At February 27, 1999, the Company has four fixed stock-based compensation plans. The Company applies the principles of APB 25 for stock options and FASB Interpretation No. 28 for SAR. Most of the options and SAR vest over a four year period on the anniversary date of issuance, while some options vest immediately.

  The Company's 1994 Stock Option Plan (the "1994 Plan") for officers and key employees provided for the granting of 1,500,000 shares as either options or SAR. The 1,500,000 shares to be granted under the 1994 Plan were fully utilized as of February 26, 1999. The 1984 Stock Option Plan for officers and key employees, which expired on February 1, 1994, provided for the granting of 1,500,000 shares and was amended as of July 10, 1990 to increase by 1,500,000 the number of options available for grant as either options or SAR.

  Options and SAR issued under all of the Company's plans are granted at the fair market value of the Company's common stock at the date of grant. SAR allows the holder, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price. In fiscal 1998, 473,000 options were granted under the 1994 Plan and 423,000 options were granted under the 1998 Plan. There were no SAR granted during fiscal 1998.

  The 1994 Stock Option Plan for Board of Directors provides for the granting of 100,000 stock options at the fair market value of the Company's common stock at the date of grant. Options granted under this plan totaled 1,600 in both fiscal 1998 and 1997 and 5,200 in fiscal 1996.

   The fair value of the fiscal 1998, 1997 and 1996 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: fiscal 1998, 1997 and 1996; expected volatility of 30% and expected life of 7 years for all three years. The dividend yield was between 1.23% and 1.63% in both fiscal 1998 and 1997 and 0.72% and 0.91% in fiscal 1996. The risk-free interest rates used for the grants are between 5.14% and 5.63% in fiscal 1998, 6.11% and 6.84% in fiscal 1997 and 5.57% and 6.94% in fiscal 1996.

  The Company recognized compensation expense of $0.6 million in fiscal 1998, $1.4 million in fiscal 1997 and $5.8 million in fiscal 1996 with respect to SAR. There was no compensation expense recognized for the other fixed plans since the exercise price of the stock options equaled the fair market value of the Company's common stock on the date of grant. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value methods prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(Dollars in thousands, except per share amounts)
------------------------------------------------
                      Fiscal       Fiscal     Fiscal
                        1998         1997       1996
                      ------       ------     ------
Net (loss) income:
   As reported        $(67,164)   $63,042    $73,032
   Pro forma          $(68,987)   $61,584    $71,920

Net (loss) income per share -
  basic and diluted:
   As reported        $ (1.75)      $1.65      $1.91
   Pro forma          $ (1.80)      $1.61      $1.88


The pro forma effect on net income and earnings per share may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants and does not take into consideration the pro forma compensation costs for grants made prior to fiscal 1995.


A summary of option transactions is as follows:

Officers, Key Employees and Directors
-------------------------------------
                                                      Weighted
                                                      Average
                                                      Exercise
                                       Shares         Price
                                       ------         --------
Outstanding February 24, 1996         745,600          $27.38
  Granted                              70,200           27.72
  Cancelled or expired                (63,350)          26.13
  Exercised                           (27,383)          23.85
                                      -------          ------
Outstanding February 22, 1997         725,067          $27.66
  Granted                             329,100           28.06
  Cancelled or expired                (98,967)          27.76
  Exercised                            (5,250)          27.88
                                     --------         -------
Outstanding February 28, 1998         949,950          $27.78
  Granted                             897,600           31.32
  Cancelled or expired                (10,000)          27.88
  Exercised                           (37,750)          27.88
                                    ---------         -------
Outstanding February 27, 1999       1,799,800          $29.55
                                    =========         =======
Exercisable at:
  February 28, 1998                   312,367          $27.60
  February 27, 1999                   499,399          $27.68
                                     --------         -------

Weighted average fair value of options granted during the year ended:

  February 22, 1997                                    $11.94
  February 28, 1998                                    $10.96
  February 27, 1999                                    $11.72
                                                       =======

A summary of stock options outstanding and exercisable at February 27, 1999 is as follows:

                        Options Outstanding           Options Exercisable
                ----------------------------------  ----------------------
                               Weighted
                   Number       Average    Weighted     Number     Weighted
   Range of      Outstanding   Remaining    Average   Exercisable   Average
   Exercise          at       Contractual  Exercise       at       Exercise
    Prices      Feb. 27, 1999     Life       Price   Feb. 27, 1999   Price
--------------- ------------- -----------  --------  ------------- -------
$21.50-$26.13       101,200    7.7 years     $24.61      38,700     $24.17
$26.50-$27.50       128,600    7.6 years     $27.28      57,533     $27.22
$27.63-$27.75       121,200    7.4 years     $27.73      42,450     $27.71
       $27.88       461,000    6.3 years     $27.88     336,000     $27.88
$30.25-$32.56       987,800    9.7 years     $31.36      24,716     $31.52
                  ---------                             -------
                  1,799,800                             499,399
                  =========                             =======

A summary of SAR transactions is as follows:

Officers and Key Employees
--------------------------                         Price Range
                                      Shares         Per Share
                                    ---------- ---------------
Outstanding February 24, 1996       2,152,750  $21.50 - $65.13
  Granted                              86,500   27.25 -  31.63
  Cancelled or expired                (20,000)  27.38 -  56.13
  Exercised                          (247,237)  21.50 -  34.75
                                    ---------  ---------------
Outstanding February 22, 1997       1,972,013  $21.88 - $65.13
  Granted                              10,000            26.63
  Cancelled or expired               (136,750)  23.38 -  52.38
  Exercised                          (187,275)  23.00 -  27.25
                                    ---------  ---------------
Outstanding February 28, 1998       1,657,988  $21.88 - $65.13
  Granted                                   -                -
  Cancelled or expired               (388,625)  27.45 -  46.38
  Exercised                           (89,644)  21.88 -  27.25
                                    ---------  ---------------
Outstanding February 27, 1999       1,179,719  $21.88 - $65.13
                                    =========  ===============
Exercisable at:
  February 28, 1998                 1,596,863  $21.88 - $65.13
  February 27, 1999                 1,138,969  $21.88 - $65.13


LITIGATION

On August 28, 1998, Capital Graphics Advertising Agency, Inc. ("Capital Graphics") was awarded a verdict against the Company amounting to $4 million. This lawsuit is the result of the Company terminating a relationship with an Atlanta printer which the Company felt that it had a right to terminate. However, a jury awarded Capital Graphics damages, plus interest and litigation expenses totaling $4 million. During the second quarter of fiscal 1998, the Company recorded a $4 million charge included in store operating,
general and administrative expense.   The Company believes that it has
several strong bases for the appellate court to set aside the jury's verdict and order a new trial. Accordingly, the Company will proceed with an appeal and defend against this claim vigorously.

   On May 14, 1998, a complaint was filed in the Federal District Court for the Western District of Wisconsin by fifteen individual plaintiffs on behalf of Kohl's Food Stores, Inc., a subsidiary of the Company. Shirley A. Lang et al. V. Kohl's Food Stores, Inc. and The Great Atlantic & Pacific Tea Company, Inc. Plaintiffs allege that they were discriminated against in the denial of opportunities for placement, training, promotions and compensation equal to those afforded male Kohl's employees who were placed in Kohl's produce departments. The produce clerk and produce manager positions allegedly pay more than the bakery and deli clerk and manager positions, but allegedly no greater skill is required to perform the produce positions. In addition to the alleged discriminatory acts in violation of the Civil Rights Act of 1964, ("Title VII"), the plaintiffs allege violation of the Federal Equal Pay Act. The plaintiffs seek lost wages, punitive damages and other benefits, costs and attorney's fees and other relief. The federal judge has permitted "opt in" notices to be sent to the alleged plaintiffs in the Equal Pay Act portion of the suit, and on March 17, 1999, certified a class with respect to the alleged wage differentials in the Title VII portion of the suit. The Company is vigorously defending the allegations made against it in the suit, and based upon current available information the Company believes that the ultimate liability, if any, will not have a material effect upon the Company's consolidated financial statements or liquidity.

   The Company is involved in various other claims, administrative agency proceedings and lawsuits arising out of the normal conduct of its business. Although the ultimate outcome of these legal proceedings cannot be predicted with certainty, the Management of the Company believes that the resulting liability, if any, will not have a material effect upon the Company's consolidated financial statements or liquidity.

OPERATING SEGMENTS

During the fourth quarter of fiscal 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement establishes standards for reporting information about operating segments in annual financial statements and selected information in interim financial statements. It also establishes standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Chief Executive Officer.

   The Company currently operates in three reportable segments: United States Retail, Canada Retail and wholesale. The retail segments are comprised of retail supermarkets in the United States and Canada, while the wholesale segment is comprised of the Company's Canadian store franchising operation which includes serving as the exclusive wholesaler to such franchised stores.

   The accounting policies for the segments are the same as those described in the summary of significant accounting policies. The Company measures segment performance based upon operating profit.

Information on segments are as follows:

(Dollars in thousands)
---------------------
Fiscal 1998
-----------                   U.S.        Canada                 Total
                              Retail      Retail      Wholesale  Company
                              ----------  ----------  ---------  -----------
Sales                         $8,276,493  $1,515,602  $387,263   $10,179,358
Depreciation and amortization    209,656      24,007         -       233,663
Operating (loss) income         (186,558)     11,317    10,850      (164,391)
Interest expense                 (58,389)    (13,108)        -       (71,497)
Interest income                      876       2,686     3,042         6,604
Income (loss) before taxes      (244,071)        895    13,892      (229,284)
Total assets                   2,582,040     504,926    54,775     3,141,741
Capital expenditures             376,688      61,657         -       438,345


Fiscal 1997
-----------                   U.S.        Canada                 Total
                              Retail      Retail      Wholesale  Company
                              ----------  ----------  ---------  -----------
Sales                         $8,344,253  $1,577,742  $340,248   $10,262,243
Depreciation and amortization    209,521      24,715         -       234,236
Operating income                 109,501      40,088     5,670       155,259
Interest expense                 (65,968)    (14,184)        -       (80,152)
Interest income                    2,110       2,639     3,044         7,793
Income before taxes and
  extraordinary item              45,643      28,543     8,714        82,900
Total assets                   2,521,008     417,064    57,181     2,995,253
Capital expenditures             243,442      24,181         -       267,623


Fiscal 1996
-----------                   U.S.        Canada                 Total
                              Retail      Retail      Wholesale  Company
                              ----------  ----------  ---------  -----------
Sales                         $8,281,925  $1,601,958  $205,131   $10,089,014
Depreciation and amortization    205,528      25,220         -       230,748
Operating (loss) income          122,159      49,457    (2,313)      169,303
Interest expense                 (54,257)    (18,951)        -       (73,208)
Interest income                      576       1,786     2,134         4,496
Income before taxes               68,478      32,292      (179)      100,591
Total assets                   2,549,500     393,495    59,677     3,002,672
Capital expenditures             250,796      46,082         -       296,878




Geographic Areas

Fiscal 1998                                                 Total
-----------                   United States   Canada        Company
                              -------------   ----------    -----------
Sales                         $8,276,493      $1,902,865    $10,179,358
Long-lived assets              1,528,249         204,687      1,732,936


Fiscal 1997                                                 Total
-----------                   United States   Canada        Company
                              -------------   ----------    -----------
Sales                         $8,344,253      $1,917,990    $10,262,243
Long-lived assets              1,469,641         175,174      1,644,815


Fiscal 1996                                                 Total
-----------                   United States   Canada        Company
                              -------------   ----------    -----------
Sales                         $8,281,925      $1,807,089    $10,089,014
Long-lived assets              1,456,270         183,143      1,639,413


SUBSEQUENT EVENT

On April 26, 1999, the Company announced that it had reached definitive agreements to sell 14 stores in the Atlanta market, two of which were previously included in the Company's store exit program (see "Store and Facilities Exit Costs" footnote). In conjunction with the sale, the Company decided to exit the entire Atlanta market and close the remaining 22 stores, as well as the distribution center and administrative office. Accordingly, the Company expects to record a fiscal 1999 first quarter pre-tax charge, net of proceeds from asset sales, in the range of $15 million to $20 million. This charge will include fixed and intangible asset write-offs, severance and lease commitments, and will be recorded as "store operating, general and administrative expense".

SUMMARY OF QUARTERLY RESULTS
(unaudited)

The table below summarizes the Company's results of operations by quarter for fiscal 1998 and 1997. The first quarter of each fiscal year contains sixteen weeks, while the other quarters each contain twelve weeks, except the fourth quarter of fiscal 1997 which contains thirteen weeks resulting from a 53 week year.


(Dollars in thousands,   First      Second     Third      Fourth     Total
except per share data)  Quarter     Quarter    Quarter    Quarter    Year
----------------------  -------     -------    -------    -------    ------
1998
Sales                $3,078,386 $2,330,249 $2,344,400 $2,426,323 $10,179,358
Gross margin            886,313    673,278    679,714    679,943   2,919,248
Depreciation and
  amortization           72,194     54,167     55,081     52,221     233,663
Income (loss) from
  operations             44,231     28,653     (1,749)  (235,526)   (164,391)
Interest expense        (21,032)   (15,781)   (16,212)   (18,472)    (71,497)
Net income (loss)        19,169     10,951     (8,734)   (88,550)    (67,164)
Per share data:
  Net income (loss) -
    basic  and diluted      .50       .29        (.23)     (2.31)      (1.75)
  Cash dividends            .10       .10         .10        .10         .40
  Market price:
     High                 34.25     33.63       27.63      34.00
     Low                  29.63     23.56       22.13      25.43
Number of stores at
  end of period             919        913        907         839
Number of franchised
  stores served at
  end of period              53         53         55          55


---------------------------------------------------------------------------
(Dollars in thousands,   First      Second     Third      Fourth     Total
except per share data)  Quarter    Quarter    Quarter    Quarter     Year
----------------------  -------    -------    -------    -------    ------
1997
Sales                $3,104,591 $2,335,695 $2,318,821 $2,503,136 $10,262,243
Gross margin            884,216    673,467    663,727    713,468   2,934,878
Depreciation and
  amortization           71,439     53,963     53,763     55,071     234,236
Income from operations   53,006     38,640     30,753     32,860     155,259
Interest expense         24,418     18,928     18,670     18,136      80,152
Income before
  extraordinary item     22,787     16,207     11,234     13,358      63,586
Extraordinary loss on
  early extinguishment
  of debt                     -       (544)         -          -        (544)
Net income               22,787     15,663     11,234     13,358      63,042

Per share data:
  Income (loss) per share
    before extraordinary
    item - basic and
    diluted                 .60        .42        .29        .35        1.66
  Extraordinary loss on
    early extinguishment
    of debt - basic and
    diluted                   -       (.01)         -          -        (.01)
  Net income - basic and
    diluted                 .60        .41        .29        .35        1.65
  Cash dividends            .10        .10        .10        .10         .40
  Market price:
      High               31.375     27.875     36.000     32.750
      Low                23.125     24.125     25.313     26.750
Number of stores at
  end of period             964        943        941        936
Number of franchised
  stores served at
  end of period              48         48         52         52
-----------------------------------------------------------------------------

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


/s/Christian W.E. Haub
President
and Chief Executive Officer


/s/Fred Corrado
Vice Chairman of the Board
and Chief Financial Officer



INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

We have audited the accompanying consolidated balance sheets of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies as of February 27, 1999 and February 28, 1998 and the related consolidated statements of operations, shareholders' equity and comprehensive (loss) income, and cash flows for each of the three fiscal years in the period ended February 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies at February 27, 1999 and February 28, 1998 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 27, 1999 in conformity with generally accepted accounting principles.



/s/Deloitte & Touche LLP
Parsippany, New Jersey
April 29, 1999

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                              The Great Atlantic & Pacific Tea Company, Inc.
(Dollars in thousands,
 except per share data)
------------------------
                  Fiscal 1998 Fiscal 1997 Fiscal 1996 Fiscal 1995 Fiscal 1994
                   (52 weeks)  (53 weeks)  (52 weeks)  (52 weeks)  (52 weeks)
                  ----------- ----------- ----------- -----------------------
Operating Results
Sales             $10,179,358 $10,262,243 $10,089,014 $10,101,356 $10,331,950
Income (loss) from
  operations         (164,391)    155,259     169,303     151,734     (57,530)
Depreciation and
  amortization        233,663     234,236     230,748     225,449     235,444
Interest expense       71,497      80,152      73,208      73,143      72,972
Income (loss) before
  cumulative effect of
  accounting change and
  extraordinary item  (67,164)     63,586      73,032      57,224    (166,586)
Extraordinary loss on
  early extinguishment
  of debt                   -        (544)          -           -           -
Cumulative effect on
  prior years of
  change in
  accounting principle:
    Postemployment
      benefits              -           -           -           -      (4,950)
Net income (loss)     (67,164)     63,042      73,032      57,224    (171,536)
-----------------------------------------------------------------------------
Per Share Data
Income (loss) before
  cumulative effect
  of accounting
  change and
  extraordinary item -
  basic and diluted     (1.75)       1.66        1.91        1.50       (4.36)
Extraordinary loss on
  early extinguishment
  of debt - basic and
  diluted                   -       (0.01)          -           -           -
Cumulative effect on
  prior years of
  change in
  accounting principle:
    Postemployment
      benefits - basic and
      diluted               -           -           -           -       (.13)
Net income (loss) - basic
  and diluted           (1.75)       1.65        1.91        1.50      (4.49)
Cash dividends            .40         .40         .20         .20        .65
Book value per share    21.87       24.22       23.27       21.53      20.27
-----------------------------------------------------------------------------
Financial Position
Current assets      1,224,037   1,217,227   1,231,379   1,174,935   1,193,731
Current liabilities 1,134,063     955,130   1,016,005     983,968   1,096,454
Working capital        89,974     262,097     215,374     190,967      97,277
Current ratio            1.08        1.27        1.21        1.19        1.09
Expenditures for
  property            438,345     267,623     296,878     236,139     214,886
Total assets        3,141,741   2,995,253   3,002,672   2,860,847   2,894,788
Current portion of
  long-term debt        4,956      16,824      18,290      13,040     112,821
Current portion of
  capital lease
  obligations          11,483      12,293      12,708      13,125      14,492
Long-term debt        728,390     695,292     701,609     650,169     612,473
Long-term portion of
  capital lease
  obligations         115,863     120,980     137,886     129,887     146,400
Total debt            860,692     845,389     870,493     806,221     886,186
Debt to total
  capitalization          .51         .48         .49         .49         .53
----------------------------------------------------------------------------
Equity
Shareholders' equity  837,257     926,632     890,072     822,785     774,914
Weighted average
  shares
  outstanding      38,273,859  38,249,832  38,221,329  38,220,333  38,220,333
Number of registered
  shareholders          7,419       8,029       8,808      10,010      10,867
----------------------------------------------------------------------------
Other
Number of employees    83,400      79,980      84,000      89,000      92,000
New store openings         46          40          30          30          22
Number of stores at
  year end                839         936         973       1,014       1,108
Total store area
 (square feet)     28,736,319  30,574,286  30,587,324  31,101,589  33,310,121
Number of franchised
  stores served at
  year end                 55          52          49           7           -
Total franchised
  store area
  (square feet)     1,537,388   1,389,435   1,345,786     177,936           -
-----------------------------------------------------------------------------

EXECUTIVE OFFICERS AND KEY OPERATING MANAGEMENT

Senior Executive Officers

Christian W.E. Haub *
President and Chief Executive Officer

Fred Corrado *
Vice Chairman,
Chief Financial Officer

George Graham *
Executive Vice President,
Chief Merchandising Officer

Michael J. Larkin *
Senior Executive Vice President,
Chief Operating Officer

Laurane Magliari *
Senior Vice President,
People Resources & Services

Aaron Malinsky *
Vice Chairman,
Development and Strategic Planning

Peter J. O'Gorman *
Executive Vice President,
International Store and Product Development

Cheryl Palmer *
Senior Vice President,
Strategic Marketing

Merchandising/Staff Officers

Susan Adam
Vice President, Leadership &
Organizational Development

Marene Allison
Vice President, Loss Prevention & Safety

Stephen T. Brown *
Vice President, Labor Relations

Sam A. Burman
Vice President, Planning & Design

Frederick S. Burstein
Vice President, A&P Properties

Andrew Carrano
Vice President,
Marketing & Corporate Affairs

Timothy J. Courtney *
Vice President, Taxation

Frank D'Ariano
Vice President, Design & Construction

David S. Edwards
Vice President, People Relations

R. Terrence Galvin *
Vice President, Finance and Treasurer

Donna George
Vice President, Corporate Brands

Vincent Giambalvo, Ph.D
Vice President, People Development

Kenneth W. Green *
Vice President, Produce Merchandising and Procurement

Dennis Hickey
Vice President, GSO

Marshall K. Hill, Ph.D
Vice President, Quality Assurance

Joseph J. Hoffman *
Vice President, Meat Merchandising and Procurement

Robert A. Keenan *
Vice President, Chief Internal Auditor

John Kirk *
Vice President, Grocery Merchandising and Procurement

Francis X. Leonard *
Vice President, Real Estate Administration

Mary Ellen Offer *
Vice President, Assistant Corporate Secretary and Senior Counsel

Brian Pall *
Senior Vice President, Development

Peter Rojek
Vice President, Environmental Health

Richard J. Scola *
Vice President, Real Estate Law,
Assistant General Counsel and
Assistant Corporate Secretary

Kenneth A. Uhl *
Vice President and Controller

Robert G. Ulrich *
Senior Vice President, General Counsel
and Secretary

Francis L. Urbaniak
Vice President, Retail Support Services

William Wolverton *
Vice President, Warehousing
and Transportation

Lawrence Zimmerman
Vice President, Management Information Systems


RETAIL OPERATIONS

Northeast Operations
William A. Louttit
Chairman and Chief Executive Officer

Andrew Fuchs
President, Metro Group

David Hoalt
President, Super Fresh Group

Robert Panasuk
President, New England Group

Louis Ruggiero
President, Food Emporium

David A. Smithies
President, Waldbaum, Inc.


SOUTHERN OPERATIONS
Donald Dobson *
Group Vice President


MIDWESTERN OPERATIONS
Craig C. Sturken
Chairman and Chief Executive Officer

James Holt
President, Kohl's Food Stores, Inc.


A&P CANADA

John P. Dunne,
Chairman & Co-Chief Executive Officer

Brian Piwek
Vice Chairman & Co-Chief Executive Officer

William McEwan
President & Chief Merchandising Officer


Compass Foods
Eight O'Clock Coffee
Donald J. Sommerville
Vice President & General Manager


Super Market Service Corp.
Eugene Lear *
President


* denotes elected officers

                                   Page 44

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

William A. Liffers (a)(b)(c)
Former Vice Chairman of American
Cyanamid Company

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

Annual Meeting
The Annual Meeting of Shareholders
will be held at 10:00 a.m. (EDT) on
Tuesday, July 13, 1999 at the
Sheraton Crossroads Hotel,
One International Boulevard,
Mahwah, New Jersey.  Shareholders
are cordially invited to attend.

Common Stock
Common stock of the Company is
listed and traded on the New York
Stock Exchange under the ticker
symbol "GAP" and has unlisted
trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges.
The stock is reported in newspapers
and periodical tables as "GtAtPc."

Financial Calendar
Annual Meeting of Shareholders
July, 13, 1999.

Estimated Date of
Announcement of
the Quarter's Results

1st July 7, 1999
2nd September 28, 1999
3rd December 21, 1999
4th March 16, 2000

Estimated Date
of Dividend Payment

1st April 30, 1999
2nd August 9, 1999
3rd November 1, 1999
4th February 1, 2000

                                   Page 45