Form 10-K, Exhibit 13
period 2000-02-26
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2000-05-24
CIK 43300

COMPARATIVE HIGHLIGHTS

               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands, except per share amounts)
------------------------------------------------

                               Fiscal 1999      Fiscal 1998     Fiscal 1997
                                (52 weeks)       (52 weeks)      (53 weeks)
                               -----------      -----------     -----------
Sales                          $10,151,334      $10,179,358     $10,262,243
Income (loss) from operations      104,830         (164,391)        155,259
Income (loss) before
  extraordinary item                14,160          (67,164)         63,586
Net income (loss)                   14,160          (67,164)         63,042
Net income (loss) per share
  before extraordinary item -
  basic and diluted                    .37            (1.75)           1.66
Net income (loss) per share -
  basic and diluted                    .37            (1.75)           1.65
Cash dividends per share               .40              .40             .40
Expenditures for property          479,572          438,345         267,623
Depreciation and amortization      232,712          233,663         234,236
Working capital                     98,305          109,047         262,097
Shareholders' equity               846,192          837,257         926,632
Debt to total capitalization            54%              51%             48%
Book value per share                 22.07            21.87           24.22
New store openings                      54               46              40
Number of stores at year end           750              839             936
Number of franchised stores
  served at year end                    65               55              52

NOTE: Reference should be made to "Management's Discussion and Analysis" section contained herein for details of non-recurring charges recorded in fiscal 1999 and 1998.

Company Profile

The Great Atlantic & Pacific Tea Company, Inc. ("the Company"), based in Montvale, New Jersey, operates combination food and drug stores, conventional supermarkets and limited assortment food stores in 15 U.S. states, the District of Columbia and Ontario, Canada, under the A&P, Waldbaum's, Super Foodmart, Food Emporium, Super Fresh, Farmer Jack, Kohl's, Sav-A-Center, Dominion, Ultra Food & Drug, Food Basics and The Barn Markets trade names. As of the fiscal year ended February 26, 2000, the Company operated 750 stores and served 65 franchised stores. Through its Compass Foods Division, the Company also manufactures and distributes a line of whole bean coffees under the Eight O'Clock, Bokar and Royale labels, both for sale through its own stores as well as other food and convenience retailers.


                                     page 1


MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Fiscal 1999 Compared with 1998

   Sales for fiscal 1999 were $10,151 million, a net decrease of $28 million or 0.3% when compared to fiscal 1998 sales of $10,179 million. The decrease is attributable to the closure of 249 stores, excluding replacement stores, since the beginning of fiscal 1998, which reduced total sales by approximately $1,131 million. Included in the 249 store closures and $1,131 million sales impact are 165 stores relating to the exit stores that were closed during fiscal 1998 and 1999 which had an impact of $869 million. Also contributing to the net sales decrease was a decrease in sales of $17 million in the Company's Compass Food Division. These decreases were partially offset by the opening of 63 stores, excluding replacement stores, since the beginning of fiscal 1998, which added approximately $599 million, or 5.9% to sales in fiscal 1999. In addition, the increase of 4.4% in same store sales ("same store sales" referred to herein include replacement stores) increased sales by $365 million. The Food Basics wholesale business contributed $119 million to the increase and the addition of The Barn
Markets and G. A. Love Foods added $10 million to sales in fiscal 1999, both exclusive of the effect of the Canadian exchange rate. The increase in the Canadian exchange rate also improved sales by $27 million or 0.3%.

   Average weekly sales per supermarket were approximately $245,700 in fiscal 1999 versus $210,500 in fiscal 1998, reflecting a 16.7% increase. Sales in the U.S. decreased by $295 million or 4% compared to fiscal 1998. U.S.
same store sales increased 4.1% from the prior year. Sales in Canada increased $267 million or 14% from fiscal 1998. Canadian same store sales increased 6.2% from fiscal 1998.

   Gross margin as a percent of sales decreased 0.1% to 28.6% from 28.7% for the prior year. Margins were negatively impacted by accelerated inventory markdowns in stores that were identified for closure under the first phase of Project Great Renewal ("Great Renewal - Phase I") and the exit of the Atlanta market during the first quarter of fiscal 1999. The gross margin dollar decrease of $12 million resulted predominantly from a decrease in sales volume. The U.S. operations gross margin decrease of $56 million resulted from a decrease in sales volume, which impacted gross margin by $88 million, partially offset by an increase of $32 million from an increase in the gross margin rate. The Canadian operation's gross margin increase of $44 million resulted from an increase in sales volume, which impacted gross margin by $57 million, and an increase of $6 million from the effect of the change in the Canadian exchange rate. The increase was partially offset by a decrease of $19 million from a decrease in the gross margin rate.

   Store operating, general and administrative expense decreased approximately $281 million from fiscal 1998. As a percent of sales, store operating, general and administrative expense for fiscal 1999 decreased to 27.6% from 30.3% for the prior year. Fiscal 1998 store operating, general and administrative expense includes charges of $225 million recorded in the third and fourth quarters to establish reserves relating to Great Renewal - Phase I. Also included in store operating, general and administrative expense for fiscal 1998 are shut-down costs of stores and facilities amounting to approximately $9 million relating to 66 stores and three facilities closed in the third and fourth quarters and $6 million of incurred professional fees associated with the identification and implementation of the store and facilities exit program. Further, store operating, general and administrative expense for fiscal 1998 includes a $7 million write-down of property no longer held for a potential store site and a $4 million litigation charge.

   Fiscal 1999 store operating, general and administrative expense includes additional Great Renewal - Phase I related costs totaling approximately $75 million, including severance of $11 million which could not be accrued in fiscal 1998 because it did not meet the criteria under EITF 94-3, professional fees of $16 million associated with the implementation of the store exit program, transitionally higher labor costs which approximate $14 million, costs of approximately $20 million for the conversion of additional stores to the Food Basics format and $9 million of other miscellaneous operating costs incurred in connection with the closures. The $75 million also includes the costs of exiting the Atlanta market consisting of severance of $6 million and store occupancy cost of $11 million which relates principally to the present value of future lease obligations, partially offset by a $12 million gain that resulted from the disposition of fixed and intangible assets.

   The total fiscal 1999 charge of $75 million is partially offset by a $21.9 million reversal of Great Renewal - Phase I charges originally recorded in fiscal 1998.

   Reference should be made to the "Store and Facilities Exiting Program - Great Renewal - Phase I" section of this Management's Discussion and Analysis for further details of the Company's exiting program.

   Excluding the non-recurring charges under Great Renewal - Phase I discussed above, fiscal 1999 store operating, general and administrative expense decreased approximately $83 million from fiscal 1998. As a percentage of sales, store operating, general and administrative expense decreased from 27.8% to 27.1%. Included in the fiscal 1999 results, are higher store operating, general and administrative expense of the stores identified for closure under Great Renewal - Phase I of approximately $69 million or 43.4% of sales. Excluding the results of stores identified for closure and the non-recurring charges under Great Renewal - Phase I, fiscal 1999 store operating, general and administrative expense as a percentage of sales was 26.8%.

   Interest expense increased $13 million from the previous year, primarily due to the additional present value interest related to the future lease obligations of the store exit programs as well as the issuance of $200 million of 9.375% senior quarterly interest bonds on August 6, 1999.

   Interest income decreased $0.4 million from the previous year, primarily due to a lower amount of short-term investments.

   For fiscal 1999, income before income taxes was $27 million compared to a loss of $229 million in fiscal 1998 for an increase of $256 million. Income before taxes for U.S. operations was virtually break even compared to a loss of $244 million in fiscal 1998. The Canadian income before taxes for fiscal 1999 amounted to $27 million, which was an increase of $12 million from the fiscal 1998 amount of $15 million.

   The Company recorded an income tax provision amounting to $13 million in fiscal 1999 as compared to an income tax benefit of $162 million for fiscal 1998. The income tax provision recorded in fiscal 1999 reflects the Company's estimated annual tax rates applied to its respective domestic and foreign operations. The effective tax rate for fiscal 1999 was 47.6%. The fiscal 1998 benefit of $162 million includes the reversal of the Canadian operation's deferred tax valuation allowance. During the first three quarters of fiscal 1998, the Company reversed approximately $9 million of the Canadian valuation allowance to the extent that the Canadian operations had taxable income. At the beginning of the fourth quarter of fiscal 1998, based upon Management's plan to close underperforming stores in Canada, the implementation of certain tax strategies and the continued performance improvements of the Canadian operations, Management had concluded that it was more likely than not that the net deferred tax assets related to the Canadian operations would be realized. Accordingly, the Company reversed the remaining portion of the Canadian deferred tax valuation allowance amounting to approximately $60 million. (see "Income Taxes" footnote for further discussion). The deferred tax benefit recorded during fiscal 1998 for U.S. operations of approximately $103 million mainly relates to book and tax differences of the store and facilities exit costs.

   Based on these overall results, net income for fiscal 1999 was $14 million or $0.37 per share - basic and diluted, as compared to a net loss of $67 million or $1.75 per share - basic and diluted. The increase in net income of $81 million in fiscal 1999 from a net loss of $67 million in fiscal 1998 is mainly the result of improved same store sales, reduced operating costs and the decrease in the store and facilities exit costs. The increase is partially offset by a reduction in the number of open stores.






Fiscal 1998 Compared with 1997

   Sales for fiscal 1998 were $10,179 million, a net decrease of $83 million or 0.8% when compared to fiscal 1997 (a 53-week year) sales of $10,262 million. Total Company same store sales for fiscal 1998 increased 1.9% from the prior year. Average weekly sales per supermarket were approximately $210,500 in fiscal 1998 versus $199,400 in fiscal 1997, resulting in a 5.6% increase. During fiscal 1998, the Company opened 46 new supermarkets, remodeled or expanded 69 stores and closed 143 stores. The Company serviced 55 Food Basics franchised stores at the end of fiscal 1998, versus 52 at the end of fiscal 1997.

   The sales decrease of $83 million from last year was the result of the extra week in fiscal 1997 coupled with a decline in the Canadian exchange rate. The extra week of sales in fiscal 1997 amounted to approximately $174 million and the lower Canadian exchange rate reduced fiscal 1998 sales by approximately $131 million. Excluding the impact of the extra week in fiscal 1997 and the lower Canadian exchange rate, sales increased approximately $222 million or 2.2% from fiscal 1997. This increase is the result of new store openings and an increase in same store sales partially offset by store closures. The opening of 44 new stores, excluding 40 replacement stores, since the beginning of fiscal 1997 increased sales by approximately $274 million or 2.7% in fiscal 1998. In addition, the increase in comparable store sales of 1.9% increased sales by $177 million and wholesale sales to the Food Basics franchised stores increased $47 million or 13.8% to $387 million for fiscal 1998, which increased total Company sales by 0.5%. These sales increases were partially offset by the closure of 178 stores, excluding replacement stores, which reduced sales by $327 million or 3.2%. Included in the 178 store closures and $327 million sales impact are 66 stores relating to the exit stores that were closed during the fourth quarter which had an impact of $44 million. U.S. sales decreased $68 million or 0.8% compared to fiscal 1997. U.S. same store sales increased 1.4% from the prior year. In Canada, sales decreased $15 million or 0.8% from fiscal 1997 to $1,903 million. Canada same store sales increased 4.6% from the prior year.

   Gross margin as a percent of sales increased 0.1% to 28.7% from 28.6% for the prior year. The gross margin dollar decrease of $16 million is primarily the result of a lower Canadian exchange rate, offset by an increase in sales volume and an increase in gross margin rates. The U.S. gross margin decreased $3 million principally as a result of a decrease in sales volume, which had an impact of decreasing margin by $20 million, and an increase in gross margin rates of $17 million. The Canadian operations gross margin decreased $13 million, which was primarily the result of the lower Canadian exchange rate.

   Store operating, general and administrative expense of $3,084 million in fiscal 1998 increased by approximately $304 million from fiscal 1997. As a percent of sales, store operating, general and administrative expense for fiscal 1998 increased to 30.3% from 27.1% for the prior year. Included in fiscal 1998 store operating, general and administrative expense are charges recorded in both the third and fourth quarters relating to Great Renewal - Phase I, the Company's store and facilities exit program, which amounted to $225 million. The store and facilities exit program relates to a decision made in both the third and fourth quarters of fiscal 1998 to exit the market areas of 132 underperforming stores and to exit four facilities. Reference should be made to the "Store and Facilities Exiting Program - Great Renewal - Phase I" section of this Management's Discussion and Analysis for further details of the Company's exiting program.

   Excluding the store and facilities exit charges, store operating, general and administrative expense increased $79 million from fiscal 1997 and a rate to sales basis of 28.1% for fiscal 1998 as compared to 27.1% in fiscal 1997. Also included in store operating, general and administrative expense for fiscal 1998 are shut-down costs of stores and facilities amounting to approximately $9 million relating to 66 stores and three facilities closed in the third and fourth quarters of fiscal 1998, and $6 million of incurred professional fees associated with the identification and implementation of
the store and facilities exit program.   Further, store operating, general
and administrative expense for fiscal 1998 also includes a $7 million write-down of property no longer held for a potential store site and a $4 million litigation charge. During fiscal 1998, the Company accelerated its store modernization program and closed an additional 77 stores, for total store closures in fiscal 1998 of 143. As a result of the 77 store closures, the Company incurred $25 million of higher store closing charges in fiscal 1998 than the prior year. The remaining increase from the prior year of $28 million is mainly related to the occupancy costs of the new generation superstores, which increased $20 million from the prior year.

   Interest expense decreased $9 million from the previous year, primarily due to a decrease in average debt of approximately $55 million. The decrease in debt is mainly the result of the Company issuing $300 million 10-year notes in April 1997 to refinance 10-year notes that were becoming due in January 1998. Accordingly, the Company had higher debt throughout fiscal 1997 until the fourth quarter of fiscal 1997 when the

$200 million of 10-year notes were paid.

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

  The Company recorded an income tax benefit amounting to $162 million in fiscal 1998 as compared to an income tax provision of $19 million for fiscal 1997. The fiscal 1998 benefit of $162 million includes the previously discussed reversals of the Canadian operation's deferred tax valuation allowance.

   Based on these overall results, net loss for fiscal 1998 was $67 million or $1.75 per share - basic and diluted, as compared to net income of $63 million or $1.65 per share - basic and diluted, after recording an extraordinary charge of $0.01 per share - basic and diluted for fiscal 1997. The decrease in net income of $130 million to a net loss of $67 million in fiscal 1998 is mainly the result of the store and facilities exit costs pretax charge of $225 million, partially offset by the reversal of the remaining Canadian valuation allowance.



STORE AND FACILITIES EXITING PROGRAM - GREAT RENEWAL - PHASE I

   In May 1998, the Company named a sole Chief Executive Officer of the Company. Following the announcement, the Company initiated a vigorous assessment of all aspects of its business operations in order to identify the factors that were impacting the performance of the Company.

   As a result of the above assessment, in the third quarter of fiscal 1998, the Company decided to exit two warehouse facilities and a coffee plant in the U.S., and a bakery plant in Canada. In connection with the exit plan, the Company recorded a charge of approximately $11 million which is included in "Store operating, general and administrative expense" in the Statements of Consolidated Operations. The $11 million charge was comprised of $7 million of severance, $3 million of facilities occupancy costs for the period subsequent to closure and $1 million to write-down the facilities to their estimated fair value.

   As of February 27, 1999, the Company had closed and terminated operations with respect to the warehouses and the coffee plant. The volume associated with the two warehouses has been transferred to other warehouses in close geographic proximity. Further, the manufacturing processes of the coffee plant have been transferred to the Company's remaining coffee processing facility. The processing associated with the Canadian bakery has been outsourced effective January 1999.

   In addition, on December 8, 1998, the Company's Board of Directors approved a plan which included the exit of 127 underperforming stores throughout the United States and Canada and the disposal of two other properties. Included in the 127 stores are 31 stores representing the entire Richmond, Virginia market. Further on January 28, 1999, the Board of Directors approved the closure of five additional underperforming stores. In connection with the Company's plan to exit these 132 stores and the write-down of two properties, the Company recorded a charge in the fourth quarter of fiscal 1998 of approximately $215 million.

   This $215 million consisted of $8 million of severance, $1 million of facilities occupancy costs, $114 million of store occupancy costs, which principally relates to the present value of future lease obligations, net of anticipated sublease recoveries, which extend through fiscal 2028, an $83 million write-down of store fixed assets and a $9 million write-down to their estimated fair value of the two properties which are held for sale. To the extent fixed assets included in stores identified for closure could be utilized in other continuing stores, the Company has or will transfer those assets to continuing stores. To the extent those fixed assets cannot be transferred, the Company will scrap them and accordingly, the write-down was calculated based upon an estimated scrap value. This fourth quarter charge of $215 million was reduced by approximately $2 million in fiscal 1998 due to changes in estimates of pension withdrawal liabilities and fixed asset write-downs from the time the original charge was recorded. The net charge of $213 million is included in "Store operating, general and administrative expense" in the Statements of Consolidated Operations.

   In addition to the charges recorded in fiscal 1998, there are other charges related to the plan which could not be accrued at February 27, 1999 because they did not meet the criteria for accrual under EITF 94-3. Such costs have been expensed as incurred as the plan was being executed. During fiscal 1999, the Company recorded an additional pretax charge of $11 million for severance relating to the 132 stores.

   On April 26, 1999, the Company announced that it had reached definitive agreements to sell 14 stores in the Atlanta, Georgia market, two of which were previously included in the Company's store exit program as discussed above. In conjunction with the sale, the Company decided to exit the entire Atlanta market and close the remaining 22 stores, as well as the distribution center and administrative office. Accordingly, at the time of the announcement, the Company recorded a fiscal 1999 first quarter net pretax charge of approximately $5 million. This charge is comprised of severance of $6 million, future lease commitments of $11 million, partially offset by a $12 million gain related to the disposition of fixed and intangible assets. The net charge is included in "Store operating, general and administrative expense" in the Statements of Consolidated Operations.

   As of February 26, 2000, the Company has closed all 34 stores in the Atlanta, Georgia market and 131 of the 132 other stores, including all 31 stores in the Richmond, Virginia market. The remaining store is in the process of being disposed of.

   The Company paid $23 million of the total severance charges from the time of the original charges through the end of fiscal 1999, which resulted from the termination of approximately 3,400 employees. The remaining individual severance payments will be paid by the end of fiscal 2000.

    At each balance sheet date, Management assesses the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. The Company has made favorable progress to date in marketing and subleasing the closed stores. As a result, in the third quarter of fiscal 1999, the Company recorded a net reduction in "Store operating, general and administrative expense" of $21.9 million to reverse a portion of the $215 million restructuring charge recorded in fiscal 1998. This amount represents a $22.2 million reduction in "Store operating, general and administrative expense" for lower store occupancy costs resulting primarily from earlier than anticipated lease terminations and subleases.
The credit is partially offset by $0.3 million of additional fixed asset write-downs resulting from lower than anticipated proceeds from the sale of fixed assets.

    Based upon current available information, Management evaluated the reserve balance of $115 million as of February 26, 2000 and has concluded that it is adequate. The Company will continue to monitor the status of the vacant properties and further adjustments to the reserve balance may be recorded in the future, if necessary.



SUPPLY CHAIN INITIATIVE - GREAT RENEWAL - PHASE II

   On March 13, we announced Great Renewal - Phase II, a major investment over four years to develop a state-of-the-art supply chain and business management infrastructure.

   Overall, we expect to achieve substantial cash benefits over that period resulting from improved margins, lower operating expenses, reduced working capital and better product availability. After full implementation, we expect to significantly raise the level of our ongoing annual operating income.

   The Company expects the cost of implementing

Great Renewal - Phase II to reduce net earnings for fiscal 2000 by approximately $1.50 per share. Provided Great Renewal - Phase II plan objectives are delivered on schedule, benefits from improved systems and processes could be derived in fiscal 2000. If planned deliverables are met on time, it is hoped benefits will accelerate in the following years helping to offset costs in fiscal 2001, and providing the opportunity to derive positive net impact onto ongoing operating earnings beginning in fiscal 2002.

   A team of A&P executives representing all key business functions will work with a team from a new strategic alliance concentrating on the food and drug retailing industry formed by IBM Corporation and Retek, Inc. This combined team will upgrade all processes and business systems related to the flow of information and products between A&P-operated offices, distribution points and stores; and between the Company and its suppliers. Such business processes support Store Operations, Marketing and Merchandising, Supply and Logistics, People Resources, Finance and the enabling technologies.



LIQUIDITY AND CAPITAL RESOURCES

   The Company ended the 1999 fiscal year with working capital of $98 million compared to $109 million at February 27, 1999. The decrease in working capital is due to a number of current asset and liability changes including a decrease in inventories of approximately $50 million due to more effective inventory management practices. Additionally, cash and short-term investments decreased from $137 million at February 27, 1999 to $125 million at February 26, 2000.

   On August 6, 1999, the Company issued $200 million aggregate principal amount 9.375% senior quarterly interest bonds due August 1, 2039. The Company used the net proceeds from the issuance of the bonds to repay borrowings under its revolving credit facility, to finance the purchase of 16 stores, (6 in the United States and 10 in Canada) and for working capital and general corporate purposes.

   The Company has an unsecured five year $465 million U.S. credit agreement and a five year C$50 million (U.S. $34 million at February 26, 2000) Canadian credit agreement (the "Credit Agreement") expiring June 10, 2002 with a syndicate of banks, enabling it to borrow funds on a revolving basis sufficient to refinance short-term borrowings. Borrowings under the U.S. credit agreement were $60 million and $130 million at February 26, 2000 and February 27, 1999, respectively. The Canadian subsidiary had no outstanding borrowings at February 26, 2000 or February 27, 1999. Accordingly, as of February 26, 2000, the Company has available $405 million under its U.S. credit agreement and C$50 million (U.S. $34 million at February 26, 2000) under the Canadian credit agreement. As of February 27, 1999, the Company had available $335 million under its U.S. credit agreement and C$50 million (U.S. $33 million at February 27, 1999) under the Canadian credit agreement.

   The U.S. has uncommitted lines of credit with various banks amounting to $110 million and $211 million as of February 26, 2000 and February 27, 1999, respectively. Borrowings under these uncommitted lines of credit amounted to $27 million and $23 million as of February 26, 2000 and February 27, 1999, respectively. Accordingly, as of February 26, 2000, the Company hads $83 million available in uncommitted lines of credit.

   The Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Limited has outstanding $75 million of 5 year Notes denominated in U.S. dollars that are due on November 1, 2000. Additionally, the Company has U.S. bank borrowings of $87 million. Both the Notes and the U.S. bank borrowings have been classified as long-term debt based on Management's intent and ability, through the use of the Credit Agreement, to refinance such Notes and bank borrowings on a long-term basis.

   The Company has filed two Shelf Registration Statements dated
January 23, 1998 and June 23, 1999, allowing it to offer up to $350 million of debt and/or equity securities as of February 26, 2000 at terms determined by market conditions at the time of sale.

   During fiscal 1999, the Company funded its capital expenditures, debt repayments and cash dividends through internally generated funds combined with proceeds from disposals of property, bank borrowings, revolving lines of credit and the issuance of $200 million aggregate principal amount 9.375% senior quarterly interest bonds on August 6, 1999.

   Capital expenditures totaled $480 million during fiscal 1999, which included 54 new supermarkets, and 59 remodels and enlargements.

   For fiscal 2000, the Company plans to incur approximately $150 million, before tax benefits, in cash expenditures relating to Great Renewal - Phase
II. For fiscal 2001, expected Great Renewal - Phase II cash expenditures approximate $100 million, before tax. Provided Great Renewal - Phase II plan objectives are met, fiscal 2001 cash expenditures will be significantly offset by cash benefits.

   In addition to Great Renewal - Phase II, for fiscal 2000, the Company has planned capital expenditures of approximately $500 million primarily to open 50 to 60 new supermarkets and remodel or expand up to 65 stores. It has been the Company's experience over the past several years that it typically takes 12 to 15 months or longer after opening for a new store to recoup its opening costs and become profitable thereafter. Risks inherent in retail real estate investments are primarily associated with competitive pressures in the marketplace. The Company currently expects to close a total of approximately 35 stores in fiscal year 2000.

   The Company plans to continue with similar levels of capital expenditures in fiscal 2001 and several years thereafter. The Company's concentration will be on larger stores in the 50,000 to 65,000 square foot range. Costs of each project will vary significantly based upon size, marketing format, geographic area and development involvement required from the Company. The planned costs of these projects approximate $4 million for a new store and $1.5 million for a remodel or enlargement. Traditionally, the Company leases real estate and expends capital on leasehold improvements and store fixtures and fittings. Consistent with the Company's history, most new store activity will be directed into those areas where the Company achieves its best profitability. Remodeling and enlargement programs are normally undertaken based upon competitive opportunities and usually involve updating a store to a more modern and competitive format.

   The fiscal 1999 quarterly dividend was $0.10 per share and amounted to $15.3 million. The Company expects to maintain the same dividend amount for fiscal 2000.

   At fiscal year end 1999, the Company's existing senior debt rating was Ba1 with Moody's Investors Service and BBB- with Standard & Poor's Ratings Group. A change in either of these ratings could affect the availability and cost of financing.

   The Company believes that its current cash resources, including the funds available under the Credit Agreement, together with cash generated from operations, will be sufficient for the Company's 2000 Great Renewal - Phase II and other capital expenditure programs, mandatory scheduled debt repayments and dividend payments throughout fiscal 2000. Additionally, alternative financing arrangements will be considered when it is advantageous to the Company.


MARKET RISK

   Market risk represents the risk of loss from adverse market changes that may impact the consolidated financial position, results of operations or cash flows of the Company. Among other possible market risks, the Company is exposed to such risk in the areas of interest rates and foreign currency exchange rates.

Interest Rates
   The Company's exposure to market risk for changes in interest rates relates primarily to the Company's debt obligations. The Company has no cash flow exposure due to rate changes on its $775 million in notes as of February 26, 2000 because they are at fixed interest rates. However, the Company does have cash flow exposure on its committed and uncommitted bank lines of credit due to its variable LIBOR pricing. Accordingly, as of fiscal 1999, a 1% change in LIBOR will result in interest expense fluctuating approximately $0.9 million.

Foreign Exchange Risk
   The Company is exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. Based upon historical Canadian currency movement, the Company does not believe that reasonably possible near-term change in the Canadian currency of 10% will result in a material effect on future earnings, financial position or cash flows of the Company.

   The Company entered into a five year cross-currency swap agreement to hedge five year notes in Canada that are denominated in U.S. dollars. The Company does not have any currency risk regarding the Canadian five year notes. The Company is exposed to currency risk in the event of default by the counterparty.
Such default is remote, as the counterparty is a widely recognized investment banker. The fair value of the cross-currency swap agreement was favorable to the Company by $4.6 million as of February 26, 2000. A 10% change in Canadian exchange rates would have resulted in the fair value fluctuating approximately $6.9 million in fiscal 1999.


YEAR 2000 COMPLIANCE

   The Company reviewed the entire range of its operations relating to Year 2000 issues. Remediation and testing are complete for both information technology ("IT") and non-IT mission critical areas that required attention and resources in order to be Year 2000 compliant.

   The costs incurred to address the Company's Year 2000 issues were approximately $10 million.

   Although the Company has determined that its major vendors are Year 2000 compliant and the Company has not experienced any significant Year 2000 related issues with its vendors to date, there still is risk of possible failures by vendors to respond to Year 2000 issues. The Company has a contingency plan in place to mitigate the potential effects, if any, that may arise out of such failures.


IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. In addition, the accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and the resulting designation. For a derivative designated as a hedge, the change in fair value will be recognized as a component of other comprehensive income; for a derivative not designated as a hedge, the change in the fair value will be recognized in the Statements of Consolidated Operations.

   In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" which delays the adoption of SFAS 133 for one year, to fiscal years beginning after June 15, 2000. The Company plans to adopt SFAS 133 in the first quarter of fiscal 2001. The Company is currently evaluating the impact this pronouncement will have on the Consolidated Financial Statements.



CAUTIONARY NOTE

    This report contains certain forward-looking statements about the future performance of the Company which are based on Management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company's principal markets; the Company's relationships with its employees and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the Company's cost of capital and the ability of the Company to access the public debt and equity markets to refinance indebtedness and fund the Company's capital expenditure program on satisfactory terms; supply or quality control problems with the Company's vendors and changes in economic conditions which affect the buying patterns of the Company's customers.

STATEMENTS OF CONSOLIDATED OPERATIONS
               The Great Atlantic & Pacific Tea Company, Inc.


(Dollars in thousands, except per share amounts)
------------------------------------------------

                                     Fiscal 1999   Fiscal 1998   Fiscal 1997
                                      (52 weeks)    (52 weeks)    (53 weeks)
                                     -----------   ------------  -----------
Sales                                $10,151,334   $10,179,358   $10,262,243
Cost of merchandise sold              (7,243,718)   (7,260,110)   (7,327,365)
                                     -----------   -----------   -----------
Gross margin                           2,907,616     2,919,248     2,934,878
Store operating, general
  and administrative expense          (2,802,786)   (3,083,639)   (2,779,619)
                                     -----------   -----------   -----------
Income (loss) from operations            104,830      (164,391)      155,259
Interest expense                         (84,045)      (71,497)      (80,152)
Interest income                            6,218         6,604         7,793
                                     -----------   -----------   -----------
Income (loss) before income taxes
  and extraordinary item                  27,003      (229,284)       82,900
(Provision) benefit for income taxes     (12,843)      162,120       (19,314)
                                     -----------   -----------   -----------
Income (loss) before extraordinary
  item                                    14,160       (67,164)       63,586
Extraordinary loss on early
  extinguishment of debt (net
  of income tax benefit of $394)               -             -          (544)
                                     -----------   -----------   -----------
Net income (loss)                    $    14,160   $   (67,164)  $    63,042
                                     ===========   ===========   ===========
Earnings (loss) per share:
  Income (loss) before extraordinary
    item - basic and diluted         $      0.37   $     (1.75)  $      1.66
  Extraordinary loss on early
    extinguishment of debt - basic
    and diluted                                -            -          (0.01)
                                     -----------   -----------   -----------
Net income (loss) per share - basic
  and diluted                        $      0.37   $     (1.75)  $      1.65
                                     ===========   ===========   ===========


See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)

               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands, except share amounts)
--------------------------------------------

                                        Fiscal 1999 Fiscal 1998  Fiscal 1997
                                        ----------- -----------  -----------
Common stock:
   Shares:
   Issued and outstanding
     at beginning of year               38,290,716   38,252,966   38,247,716
   Issuance of 20,000 shares of
     restricted common stock                20,000            -            -
   Stock options exercised                  56,500       37,750        5,250
                                        ----------   ----------   ----------
   Issued and outstanding
     at end of year                     38,367,216   38,290,716   38,252,966
                                        ==========   ==========   ==========

Balance at beginning of year            $   38,291   $   38,253   $   38,247
   Issuance of 20,000 shares of
     restricted common stock                    20            -            -
   Stock options exercised                      56           38            6
                                        ----------   ----------   ----------
   Balance at end of year               $   38,367   $   38,291   $   38,253
                                        ==========   ==========   ==========
Additional paid-in capital:
   Balance at beginning of year         $  454,971   $  453,894   $  453,751
   Issuance of 20,000 shares of
     restricted common stock                   631            -            -
   Stock options exercised                   1,499        1,077          143
                                        ----------   ----------   ----------
   Balance at end of year               $  457,101   $  454,971   $  453,894
                                        ==========   ==========   ==========

Unamortized value of restricted
  stock grant:
   Issuance of 20,000 shares of
     restricted common stock            $     (651)  $        -   $        -
   Amortization of restricted
     stock grant                               210            -            -
                                        ----------   ----------   ----------
   Balance at end of year               $     (441)  $        -   $        -
                                        ==========   ==========   ==========
Accumulated other comprehensive
  (loss) income:
  Balance at beginning of year         $  (69,039)  $  (61,025)  $  (49,694)
  Comprehensive income (loss)               8,343       (8,014)     (11,331)
                                       ----------   ----------   ----------
  Balance at end of year               $  (60,696)  $  (69,039)  $  (61,025)
                                        ==========   ==========   ==========

Retained earnings:
   Balance at beginning of year         $  413,034   $  495,510   $  447,768
   Net income (loss)                        14,160      (67,164)      63,042
   Cash dividends                          (15,333)     (15,312)     (15,300)
                                        ----------   ----------   ----------
   Balance at end of year               $  411,861   $  413,034   $  495,510
                                        ==========   ==========   ==========

Comprehensive income (loss)
---------------------------
Net income (loss)                       $   14,160   $  (67,164)  $   63,042
                                        ----------   ----------   ----------
   Foreign currency translation
     adjustment                              6,784       (9,936)      (5,121)
   Minimum pension liability
     adjustment                              1,559        1,922       (6,210)
                                        ----------   ----------   ----------
Other comprehensive income (loss)            8,343       (8,014)     (11,331)
                                        ----------   ----------   ----------
Total comprehensive income (loss)       $   22,503   $  (75,178)  $   51,711
                                        ==========   ==========   ==========

See Notes to Consolidated Financial Statements.

                         CONSOLIDATED BALANCE SHEETS

               The Great Atlantic & Pacific Tea Company, Inc.

                                               February 26,     February 27,
(Dollars in thousands)                             2000             1999
---------------------                          ------------     -----------
Assets
Current assets:
  Cash and short-term investments               $  124,603       $  136,810
  Accounts receivable                              227,078          204,700
  Inventories                                      791,150          841,030
  Prepaid expenses and other current assets         80,052           60,570
                                                ----------       ----------
    Total current assets                         1,222,883        1,243,110
                                                ----------       ----------
Property:
  Land                                             137,672          141,061
  Buildings                                        420,345          406,122
  Equipment and leasehold improvements           2,274,349        2,147,418
                                                ----------       ----------
     Total-at cost                               2,832,366        2,694,601
  Less accumulated depreciation
    and amortization                            (1,042,704)      (1,097,142)
                                                ----------       ----------
                                                 1,789,662        1,597,459
  Property leased under capital leases              94,146           89,028
                                                ----------       ----------
Property-net                                     1,883,808        1,686,487
Other assets                                       228,834          231,217
                                                ----------       ----------
   Total assets                                 $3,335,525       $3,160,814
                                                ==========       ==========

Liabilities and Shareholders' Equity

Current liabilities:
 Current portion of long-term debt              $    2,382       $    4,956
 Current portion of obligations
    under capital leases                            11,327           11,483
 Accounts payable                                  583,142          557,318
 Book overdrafts                                   112,465          160,288
 Accrued salaries, wages and benefits              155,649          152,107
 Accrued taxes                                      51,611           54,819
 Other accruals                                    208,002          193,092
                                                ----------       ----------
    Total current liabilities                    1,124,578        1,134,063
                                                ----------       ----------
Long-term debt                                     865,675          728,390
                                                ----------       ----------
Long-term obligations under capital leases         117,870          115,863
                                                ----------       ----------
Other non-current liabilities                      381,210          345,241
                                                ----------       ----------
Commitments and contingencies

Shareholders' equity:
  Preferred stock-no par value;
    authorized - 3,000,000 shares;
    issued-none                                          -                -
   Common stock-$1 par value; authorized
     - 80,000,000 shares; issued and
    outstanding 38,367,216 and
    38,290,716 shares, respectively                 38,367           38,291
  Additional paid-in capital                       457,101          454,971
  Unamortized value of restricted
    stock grant                                       (441)               -
  Accumulated other comprehensive loss             (60,696)         (69,039)
  Retained earnings                                411,861          413,034
                                                ----------       ----------
Total shareholders' equity                         846,192          837,257
                                                ----------       ----------
    Total liabilities and shareholders'
      equity                                    $3,335,525       $3,160,814
                                                ==========       ==========

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

               The Great Atlantic & Pacific Tea Company, Inc.

(Dollars in thousands)                   Fiscal 1999  Fiscal 1998 Fiscal 1997
---------------------                    -----------  ----------- -----------
Cash Flows From Operating Activities:
Net income (loss)                         $  14,160    $ (67,164)  $  63,042
Adjustments to reconcile net income (loss)
  to cash provided by operating
  activities:
  Store/Facilities exit charge and
    asset write-off                          14,078      224,580           -
  Depreciation and amortization             232,712      233,663     234,236
  Deferred income tax provision (benefit)
    on income (loss) before
    extraordinary item                        8,258     (165,672)     11,425
  (Gain) loss on disposal of owned
    property and write-down of
    property, net                            (2,973)       4,541     (11,363)
  (Increase) decrease in receivables        (23,041)      19,562     (14,116)
  Decrease (increase) in inventories         60,026       34,762      (6,090)
  Decrease (increase) in prepaid
    expenses and other current assets         2,392        6,816      (2,630)
  (Increase) decrease in other assets       (16,630)       2,071      (1,435)
  Increase (decrease) in accounts payable    16,546      122,251     (24,542)
  Increase in accrued expenses                4,797        2,633       8,594
  Increase in other accruals                    518       43,604       4,250
  Increase in non-current other
    liabilities                               5,432       28,203      15,906
  Other, net                                 (1,615)      (2,764)     (1,050)
                                          ---------    ---------   ---------
Net cash provided by operating activities   314,660      487,086     276,227
                                          ---------    ---------   ---------
Cash Flows From Investing Activities:
  Expenditures for property                (479,572)    (438,345)   (267,623)
  Proceeds from disposal of property        101,319       12,546      31,783
                                          ---------    ---------   ---------
Net cash used in investing activities      (378,253)    (425,799)   (235,840)
                                          ---------    ---------   ---------
Cash Flows From Financing Activities:
  Proceeds under revolving lines of credit  165,102      451,523     947,148
  Payments on revolving lines of credit    (235,150)    (411,632)   (991,296)
  Proceeds from long-term borrowings        206,010        3,685     304,213
  Payments on long-term borrowings           (4,975)     (22,456)   (267,848)
  Principal payments on capital leases      (11,968)     (12,139)    (13,711)
  (Decrease) increase in book overdrafts    (49,354)      12,079     (28,145)
  Deferred financing fees                    (6,298)           -      (2,471)
  Proceeds from stock options exercised       1,555        1,115         149
  Cash dividends                            (15,333)     (15,312)    (15,300)
                                          ---------    ---------  ----------
Net cash provided by (used in)
  financing activities                       49,589        6,863     (67,261)
                                          ---------    ---------   ---------

Effect of exchange rate changes on cash
  and short-term investments                  1,797       (2,277)     (1,019)
                                          ---------    ---------   ---------
Net (Decrease) Increase in Cash and
  Short-term Investments                    (12,207)      65,873     (27,893)
Cash and Short-term Investments
  at Beginning of Year                      136,810       70,937      98,830
                                          ---------    ---------   ---------
Cash and Short-term Investments
  at End of Year                          $ 124,603    $ 136,810   $  70,937
                                          =========    =========   =========

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
   The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company operates retail supermarkets in the United States and Canada. The U.S. operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest.
See the following footnotes for additional information on the Canadian
Operations: Operating Segments, Wholesale Franchise Business, Income Taxes and Retirement Plans and Benefits. The principal shareholder of the Company, Tengelmann Warenhandelsgesellschaft, owned 54.81% of the Company's common stock as of February 26, 2000.

Revenue Recognition
   Retail revenue is recognized at point-of-sale while wholesale revenue is recognized when goods are shipped.

Fiscal Year
   The Company's fiscal year ends on the last Saturday in February. Fiscal 1999 ended February 26, 2000, fiscal 1998 ended February 27, 1999 and fiscal 1997 ended February 28, 1998. Fiscal 1999 and fiscal 1998 were each comprised of 52 weeks while fiscal 1997 was comprised of 53 weeks.

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

Advertising Costs
   Advertising costs are expensed as incurred. The Company recorded advertising expense of $139 million for fiscal 1999, $136 million for fiscal 1998 and $138 million for fiscal 1997.

Properties
   Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment based on lives varying from three to ten years. Real property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. During fiscal 1999 and 1997, the Company disposed of certain assets which resulted in a pretax gain of $3 million and $11 million, respectively. During fiscal 1998, the Company disposed of certain assets which resulted in a pretax loss of $5 million.

Pre-opening Costs
   The costs of opening new stores are expensed as incurred.

Software Costs
   The Company capitalizes externally purchased software and amortizes it over three years. Amortization expense for fiscal 1999, fiscal 1998 and fiscal 1997 was $0.9 million, $0.8 million and $0.4 million, respectively.

   Effective February 29, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires the capitalization of certain internally generated software costs. Such software is amortized over three years and for fiscal 1999 and 1998, the Company capitalized $0.9 million and $1.4 million, respectively, of such software costs and recorded amortization expense of $0.5 million and $0.1 million, respectively.

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

   The weighted average shares outstanding utilized in the basic EPS calculation were 38,330,379 for fiscal 1999, 38,273,859 for fiscal 1998 and 38,249,832 for fiscal 1997. The common stock equivalents that were added to the weighted average shares outstanding for purposes of diluted EPS were 85,041 for fiscal 1999 and 19,926 for fiscal 1997. The common stock equivalents for fiscal 1998 would have been 47,772; however, such shares were antidilutive and thus excluded from the diluted EPS calculation for fiscal 1998.

Excess of Cost over Net Assets Acquired
   The excess of cost over fair value of net assets acquired is amortized on a straight-line basis between fifteen to forty years. The Company recorded amortization expense of $1.2 million for fiscal 1999 and $1.5 million for both fiscal 1998 and 1997. The accumulated amortization relating to goodwill amounted to $11.1 million and $13.2 million at February 26, 2000 and February 27, 1999, respectively. The decrease in accumulated amortization results from the disposal of the Atlanta division in the first quarter of fiscal 1999 (see "Store and Facilities Exit Costs" footnote" for further details).

   At each balance sheet date, Management reassesses the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on an undiscounted basis. If the results of such comparison indicate that an impairment may exist, the Company will recognize a charge to operations at that time based upon the difference between the present value of the expected cash flows from future operating results (utilizing a discount rate equal to the Company's average cost of funds at that time) and the balance sheet value. The recoverability of goodwill is at risk to the extent the Company is unable to achieve its forecast assumptions regarding cash flows from operating results. At February 26, 2000, the Company estimates that the cash flows projected to be generated by the respective businesses on an undiscounted basis should be sufficient to recover the existing goodwill balance over its remaining life.

Long-Lived Assets
   In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

   Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows.

   The Company recorded impairment losses during the year ended February 27, 1999 (see "Store and Facilities Exit Costs" footnote for further details).

Income Taxes
   The Company provides deferred income taxes on temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Current Liabilities
   Certain accounts payable checks issued but not presented to banks frequently result in negative book balances for accounting purposes. Such amounts are classified as "Book overdrafts" in the Consolidated
Balance Sheets.

   The Company accrues for vested and non-vested vacation pay. Liabilities for compensated absences of $79 million at both February 26, 2000 and February 27, 1999, are included in the balance sheet caption "Accrued salaries, wages and benefits".

Stock-Based Compensation
   The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") with pro forma disclosure of net income and earnings per share as if the fair value based method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") had been applied.

Comprehensive Income
   Effective March 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This statement requires that all components of comprehensive income be reported prominently in the financial statements. Currently, the Company has other comprehensive income relating to foreign currency translation adjustment and minimum pension liability adjustment.

   Accumulated other comprehensive loss as of February 26, 2000 includes foreign currency translation of $58.0 million and an additional minimum pension liability adjustment of $2.7 million, net of income tax benefit of $2.2 million. Accumulated other comprehensive loss as of February 27, 1999 includes foreign currency translation of $64.8 million and an additional minimum pension liability adjustment of $4.3 million, net of income tax benefit of $3.4 million.

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

  The Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The Company determines the required liability of such claims based upon various assumptions which include, but are not limited to, the Company's historical loss experience, industry loss standards, projected loss development factors, projected payroll, employee headcount and other internal data. It is reasonably possible that the final resolution of some of these claims may require significant expenditures by the Company in excess of its existing reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

Reclassifications
   Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year's presentation.

New Accounting Pronouncements Not Yet Adopted
   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. In addition, the accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and the resulting designation. For a derivative designated as a hedge, the change in fair value will be recognized as a component of other comprehensive income; for a derivative not designated as a hedge, the change in the fair value will be recognized in the Statements of Consolidated Operations.

   In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" which delays the adoption of SFAS 133 for one year, to fiscal years beginning after June 15, 2000. The Company plans to adopt SFAS 133 in the first quarter of fiscal 2001. The Company is currently evaluating the impact this pronouncement will have on the Consolidated Financial Statements.



STORE AND FACILITIES EXIT COSTS
   In May 1998, the Company initiated a vigorous assessment of all aspects of its business operations in order to identify the factors that were impacting the performance of the Company.

   As a result of the above assessment, in the third quarter of fiscal 1998, the Company decided to exit two warehouse facilities and a coffee plant in the U.S. and a bakery plant in Canada. In connection with the exit plan, the Company recorded a charge of approximately $11 million which is included in "Store operating, general and administrative expense" in the Statements of Consolidated Operations for fiscal 1998. The $11 million charge was comprised of $7 million of severance, $3 million of facilities occupancy costs for the period subsequent to closure and $1 million to write-down the facilities to their estimated fair value.

   As of February 27, 1999, the Company had closed and terminated operations with respect to the warehouses and the coffee plant. The volume associated with the two warehouses has been transferred to other warehouses in close geographic proximity. Further, the manufacturing processes of the coffee plant have been transferred to the Company's remaining coffee processing facility. The processing associated with the Canadian bakery has been outsourced effective January 1999.

   In addition, on December 8, 1998, the Company's Board of Directors approved a plan which included the exit of 127 underperforming stores throughout the United States and Canada and the disposal of two other properties. Included in the 127 stores are 31 stores representing the entire Richmond, Virginia market. Further on January 28, 1999, the Board of Directors approved the closure of five additional underperforming stores. In connection with the Company's plan to exit these 132 stores and the write-down of two properties, the Company recorded a charge in the fourth quarter of fiscal 1998 of approximately $215 million. This $215 million charge consisted of $8 million of severance, $1 million of facilities occupancy costs, $114 million of store occupancy costs, which principally relates to the present value of future lease obligations, net of anticipated sublease recoveries, which extend through fiscal 2028, an $83 million write-down of store fixed assets and a $9 million write-down to their estimated fair value of the two properties which are held for sale. To the extent fixed assets included in those stores identified for closure could be utilized in other continuing stores, the Company transferred those assets to continuing stores. The Company will scrap fixed assets that could not be transferred and accordingly, the write-down was calculated based upon an estimated scrap value. This fourth quarter charge of $215 million was reduced by approximately $2 million in fiscal 1998 due to changes in estimates of pension withdrawal liabilities and fixed asset write-downs from the time the original charge was recorded. The net charge of $213 million is included in "Store operating, general and administrative expense" in the Statements of Consolidated Operations for fiscal 1998.

   In addition to the charges recorded in fiscal 1998, there are other charges related to the plan which could not be accrued at February 27, 1999 because they did not meet the criteria for accrual under EITF 94-3. Such costs have been expensed as incurred as the plan was being executed. During fiscal 1999, the Company recorded an additional pretax charge of $11 million for severance related to the 132 stores.

   On April 26, 1999, the Company announced that it had reached definitive agreements to sell 14 stores in the Atlanta, Georgia market, two of which were previously included in the Company's store exit program. In conjunction with the sale, the Company decided to exit the entire Atlanta market and close the remaining 22 stores, as well as the distribution center and administrative office. Accordingly, at the time of the announcement, the Company recorded a fiscal 1999 first quarter net pretax charge of approximately $5 million. This charge is comprised of severance of $6 million, future lease commitments of $11 million, partially offset by a $12 million gain related to the disposition of fixed and intangible assets. The net charge is included in "Store operating, general and administrative expense" in the Statements of Consolidated
Operations for fiscal 1999.

   The Company paid $23 million of the total net severance charges from the time of the original charges through the end of fiscal 1999 which resulted from the termination of approximately 3,400 employees. The remaining individual severance payments will be paid by the end of fiscal 2000.

   The following tabular reconciliation summarizes the activity related to the aforementioned charges since their initial recording:

                                          Severance
                        Store      Fixed      and     Facilities
(Dollars in thousands) Occupancy  Assets   Benefits    Occupancy   Total
--------------------- ---------  --------  --------   ----------  ---------
Original Charge       $113,732   $ 93,355  $15,102     $ 4,018    $ 226,207
Addition (1)             1,900          -        -           -        1,900
Utilization             (1,100)   (92,639)  (3,794)       (311)     (97,844)
Adjustment (2)               -       (716)  (1,242)        331       (1,627)
                      ---------  --------  -------     -------    ---------
Reserve Balance at
  Feb. 27, 1999        114,532          -   10,066       4,038      128,636
Addition (3)            15,730          -   17,060       3,188       35,978
Utilization             (4,614)(4)   (295) (19,626)     (3,659)     (28,194)
Adjustment (5)         (22,195)       295        -           -      (21,900)
                      ---------  --------  -------     -------    ---------
Reserve Balance at
  Feb. 26, 2000       $103,453   $      -  $ 7,500     $ 3,567    $ 114,520
                      =========  ========  =======     =======    =========



(1) The fiscal 1998 addition represents an increase to the store occupancy reserve for the present value interest accrued.

(2) The fiscal 1998 adjustment represents changes in estimates from the original date the respective charges were recorded. The adjustment to severance and benefits relates to a change in the estimate of the calculated pension withdrawal liability.

(3) The fiscal 1999 addition represents an increase to the store occupancy reserve for the present value interest accrued ($7.4 million), the additional severance cost ($11.5 million) and the cost of exiting the Atlanta market (including store occupancy of $8.3 million, severance of $5.6 million and facilities costs of $3.2 million).

(4)  Store occupancy utilization for fiscal 1999 is comprised of $29.6 million of lease and other occupancy payments for the period, net of $25.0 million of net proceeds on the assignment of leases which was considered in the original charge recorded during fiscal 1998.

(5) At each balance sheet date, Management assesses the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. The Company has made favorable progress to date in marketing and subleasing the closed stores. As a result, in the third quarter of fiscal 1999, the Company recorded a net reduction in "Store operating, general and administrative expense" of $21.9 million to reverse a portion of the $215 million restructuring charge recorded in fiscal 1998. This amount represents a $22.2 million reduction in "Store operating, general and administrative expense" for lower store occupancy costs resulting primarily from earlier than anticipated lease terminations and subleases. The credit is partially offset by $0.3 million of additional fixed asset write-downs resulting from lower than anticipated proceeds from the sale of fixed assets.

     Based upon current available information, Management evaluated the reserve balance of $114.5 million as of February 26, 2000 and has concluded that it is adequate. The Company will continue to monitor the status of the vacant properties and further adjustments to the reserve balance may be recorded in the future, if necessary.

   As of February 26, 2000, the Company closed all 34 stores in the Atlanta, Georgia market and 131 of the 132 other stores, including all 31 stores in the Richmond, Virginia market. The remaining store is in the process of being disposed of.

   At February 26, 2000, $28.2 million of the reserve is included in "Other accruals" and $86.3 million is included in "Other non-current liabilities" in the Consolidated Balance Sheets.

   Included in the Statements of Consolidated Operations are the operating results of the 132 underperforming stores and the 34 Atlanta stores which the Company has exited. The operating results of these stores are as follows:

                        Fiscal          Fiscal         Fiscal
(Dollars in thousands)   1999            1998           1997
---------------------- --------       ----------     ----------
Sales                  $200,208       $1,069,441     $1,205,431
                       ========       ==========     ==========
Operating Loss         $(30,572)      $  (43,105)    $  (23,210)
                       ========       ==========     ==========


INVENTORY

   Approximately 13% and 18% of the Company's inventories are valued using the last-in, first-out ("LIFO") method at February 26, 2000 and February 27, 1999, respectively. Such inventories would have been $20 million and $19 million higher at February 26, 2000 and February 27, 1999, respectively, if the retail and first-in, first-out methods were used. The Company recorded LIFO charges of approximately $1 million during both fiscal 1999 and 1998. During fiscal 1997, the Company recorded a LIFO credit of $0.4 million. Liquidation of LIFO layers in the periods reported did not have a significant effect on the results of operations.


WHOLESALE FRANCHISE BUSINESS

   The Company serviced 65 franchised stores as of February 26, 2000 and 55 stores as of February 27, 1999. These franchised stores are required to purchase inventory exclusively from the Company which acts as a wholesaler to the franchisees. During fiscal 1999 and 1998, the Company had wholesale sales to these franchised stores of $523 million and $387 million, respectively. A majority of the franchised stores were converted from Company operated supermarkets. The Company subleases the stores and leases the equipment in the stores to the franchisees. The Company also provides merchandising, advertising, accounting and other consultative services to the franchisees for which it receives a nominal fee which mainly represents the reimbursements of costs incurred to provide such services (see "Lease Obligations" footnote).

  Included in other assets are franchised business receivables, net of allowance for doubtful accounts, amounting to $53.4 million as of February 26, 2000 and $36.4 million as of February 27, 1999. The inventory notes are collateralized by the inventory in the stores, while the equipment lease receivables are collateralized by the equipment in the stores. The current portion of the inventory and equipment leases of approximately $4.1 million as of February 26, 2000 and $2.1 million as of February 27, 1999 are included in accounts receivable. The repayment of the inventory notes and equipment leases are dependent on positive operating results of the stores. To the extent that the franchisees incur operating losses, the Company establishes an allowance for doubtful accounts. The Company continually assesses the sufficiency of the allowance on a store by store basis based upon the operating losses incurred and the related collateral underlying the amounts due from the franchisees. In the event of default by a franchisee, the Company reserves the option to reacquire the inventory and equipment at the store and operate the franchise as a corporate owned store.

   Included below are the amounts due to the Company for the next five years and thereafter from the franchised stores for equipment leases and inventory notes.


(Dollars in thousands)
----------------------
2000                                           $  9,910
2001                                             10,371
2002                                             10,371
2003                                             10,371
2004                                             10,371
2005 and thereafter                              29,608
                                               --------
                                                 81,002
Less interest portion                           (23,593)
                                               --------
Due from franchise business                    $ 57,409
                                               ========

  For the fiscal years ended February 26, 2000 and February 27, 1999, approximately $18 million and $8 million, respectively, of the franchise business notes relate to equipment leases which were non-cash transactions and, accordingly, have been excluded from the Statements of Consolidated Cash Flows.


INDEBTEDNESS

Debt consists of:
                                           February 26,   February 27,
(Dollars in thousands)                         2000           1999
----------------------                     -----------    -----------
9.375% Notes, due August 1, 2039              $200,000       $      -
7.75% Notes, due April 15, 2007                300,000        300,000
7.70% Senior Notes, due January 15, 2004       200,000        200,000
7.78% Notes, due November 1, 2000               75,000         75,000
Mortgages and Other Notes, due
  2000 through 2003 (average interest
  rates at year end of 7.12% and
  5.81%, respectively)                           8,023          7,417
U.S. Bank Borrowings at 6.35%
  and 5.49%, respectively                       87,000        153,100
Less unamortized discount on 7.75% Notes        (1,966)        (2,171)
                                              --------       --------
                                               868,057        733,346
Less current portion                            (2,382)        (4,956)
                                              --------       --------
Long-term debt                                $865,675       $728,390
                                              ========       ========


   The Company has an unsecured five year $465 million U.S. credit agreement and a five year C$50 million Canadian credit agreement (the "Credit Agreement") expiring June 10, 2002 with a syndicate of banks, enabling it to borrow funds on a revolving basis sufficient to refinance short-term borrowings. The Company pays a facility fee of 0.25% per annum on the total commitment of the U.S. and Canadian revolving credit facilities. Borrowings under the U.S. credit agreement were $60 million and $130 million at February 26, 2000 and February 27, 1999, respectively. The Canadian subsidiary had no outstanding borrowings at February 26, 2000 or February 27, 1999. Accordingly, as of February 26, 2000, the Company has available $405 million under its U.S. credit agreement and C$50 million (U.S. $34 million at February 26, 2000) under the Canadian credit agreement. As of February 27, 1999, the Company had available $335 million under its U.S. credit agreement and C$50 million (U.S. $33 million at February 27, 1999) under the Canadian credit agreement.

   The U.S. has uncommitted lines of credit with various banks amounting to $110 million and $211 million as of February 26, 2000 and February 27, 1999, respectively. Borrowings under these uncommitted lines of credit amounted to $27 million and $23 million as of February 26, 2000 and February 27, 1999, respectively. Accordingly, as of February 26, 2000, the Company has available $83 million in uncommitted lines of credit.

  As of February 26, 2000, the Company has outstanding a total of $575 million of unsecured, non-callable public debt securities in the form of $75 million 7.78% Notes due November 1, 2000, $200 million 7.70% Notes due January 15, 2004 and $300 million 7.75% Notes due April 15, 2007. The Company also has outstanding $200 million unsecured, public debt securities in the form of 9.375% Notes due August 1, 2039 which are callable after five years.

  On August 6, 1999, the Company issued $200 million aggregate principal amount 9.375% senior quarterly interest bonds due August 1, 2039. The

Company used the net proceeds from the issuance of the bonds to repay borrowings under its revolving credit facility, to finance the purchase of 16 stores, (6 in the United States and 10 in Canada) and for working capital and general corporate purposes.

  On April 15, 1997, the Company issued $300 million 7.75% 10 year Notes due April 15, 2007. The Company used the net proceeds to reduce bank borrowings under the U.S. and Canadian revolving credit facilities, to prepay other indebtedness and for general corporate purposes.

  The Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Limited ("A&P Canada"), has outstanding U.S. $75 million 5 year Notes denominated in U.S. dollars that were issued in October 1995 and are due on November 1, 2000. The Notes have been classified as long-term debt based on Management's ability and intent to refinance these borrowings on a long-term basis. In conjunction with the issuance of the Notes, A&P Canada entered into a five year cross-currency swap agreement expiring November 1, 2000.
The cross-currency swap was executed for protection against the effect of a decrease in Canadian exchange rates on both the semi-annual interest payments and the final principal payment due to the Company's U.S. bondholders. The cross-currency swap enables the Company to pay in Canadian dollars a fixed rate of interest of 9.23% on a notional amount of C$100 million for the $75 million 7.78% Notes denominated in U.S. dollars. The cost of the cross-currency swap of 1.45% is charged to interest expense. The Company records an asset or liability to the extent that an eventual transaction gain or loss is expected to be recorded upon the settlement of the notional amount of the underlying debt. Accordingly, the Company has recorded in other assets the receivable due from the counterparty amounting to approximately $5.8 million and $8.4 million as of February 26, 2000 and February 27, 1999, respectively. The fair value of the cross-currency swap was favorable to the Company by $4.6 million and $6.9 million as of February 26, 2000 and February 27, 1999, respectively. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its currency swap. However, the Company anticipates that the counterparty will be able to fully satisfy its obligations under the contract.

  On April 15, 1997, A&P Canada entered into an interest rate swap agreement with a notional amount of C$100 million expiring November 1, 2000 where A&P Canada receives a fixed rate of interest and pays a variable rate of interest. In August of 1998, A&P Canada assigned the interest rate swap agreement to a financial institution and received consideration of $0.6 million. The consideration received is being amortized as a reduction to interest expense until November 1, 2000.

  The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum net worth and maximum levels of indebtedness and lease commitments. As a result of the store exit charge recorded on December 8, 1998 (see "Store and Facilities Exit Costs" footnote), the Company would not have been in compliance with certain of its covenants as of February 27, 1999, relating to the Credit Agreement. As such, the Company amended the Credit Agreement prior to February 27, 1999. The Company was in compliance with all such financial covenants, as amended, as of February 26, 2000 and believes that it will continue to be in compliance.

  The net book value of real estate pledged as collateral for all mortgage loans amounted to approximately $9 million for both February 26, 2000 and February 27, 1999.

  In fiscal 1997, the Company recorded an extraordinary charge of $0.5 million, net of a tax benefit of $0.4 million relating to the early extinguishment of debt which amounted to $.01 per share - basic and diluted. The Company retired at a premium approximately $20 million in mortgages with a weighted average interest rate of 9.4%.

  The U.S. bank borrowings of $87 million and $153 million are classified as non-current as of February 26, 2000 and February 27, 1999, respectively, as the Company has the ability and intent to refinance these borrowings on a long-term basis.

  The Company has filed two Shelf Registration Statements dated
January 23, 1998 and June 23, 1999, allowing it to offer up to $350 million of debt and equity securities as of February 26, 2000 at terms determined by market conditions at the time of sale.

  Maturities for the next five fiscal years and thereafter are: 2000-$2 million; 2001-$1 million; 2002-$163 million; 2003- $200 million; 2004-$0; 2005 and thereafter - $504 million. Interest payments on indebtedness were approximately $66 million for fiscal 1999, $56 million for fiscal 1998 and $58 million for fiscal 1997.


FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair values of the Company's financial instruments are as follows:

(Dollars in thousands)   February 26, 2000   February 27, 1999
---------------------    -----------------   -----------------
                         Carrying   Fair     Carrying   Fair
Liabilities:              Amount    Value     Amount    Value
                         --------  --------  --------  --------
9.375% Notes, due
  August 1, 2039         $200,000  $175,000  $      -  $      -
                         --------  --------  --------  --------
7.75% Notes, due
  April 15, 2007         $298,034  $270,094  $297,829  $287,384
                         --------  --------  --------  --------
7.70% Senior Notes, due
  January 15, 2004       $200,000  $188,250  $200,000  $197,271
                         --------  --------  --------  --------
7.78% Notes, due
  November 1, 2000       $ 75,000  $ 74,438  $ 75,000  $ 75,243
                         --------  --------  --------  --------
Total Indebtedness       $868,057  $802,805  $733,346  $720,415
                         ========  ========  ========  ========

  Fair value for the public debt securities is based on quoted market prices. With respect to all other indebtedness, Management has evaluated such debt instruments and has determined, based on interest rates and terms, that the fair value of such indebtedness approximates carrying value at both February 26, 2000 and February 27, 1999. As of February 26, 2000 and February 27, 1999, the carrying values of cash and short-term investments, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.

  At February 26, 2000 and February 27, 1999, the estimated fair value of the cross-currency swap agreement was as follows:


(Dollars in thousands)   February 26, 2000   February 27, 1999
---------------------    -----------------   -----------------
                         Carrying   Fair     Carrying   Fair
                          Amount    Value     Amount    Value
                         --------  --------  --------  ------
Cross-currency swap        $5,758    $4,568    $8,438  $6,927
                         ========  ========  ========  ======

  The fair values were determined by the counterparty, which is a widely recognized investment banker.

  As of the end of fiscal 1999, the Company holds equity securities of both common and cumulative preferred stock in Isosceles PLC, which were written-off in their entirety during fiscal 1992. There are no quoted market prices for these securities and it is not practicable, considering the materiality of these securities to the Company, to obtain an estimate of their fair value. The Company believes that the fair value for these securities is zero based upon Isosceles' current and prior years' results.


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

  The Consolidated Balance Sheets include the following:

                                            February 26,  February 27,
(Dollars in thousands)                          2000          1999
---------------------                       -----------   -----------
Real property leased under capital leases   $ 207,117     $ 210,094
Accumulated amortization                     (112,971)     (121,066)
                                            ---------     ---------
                                            $  94,146     $  89,028
                                            =========     =========


    During fiscal 1999 and 1998, the Company entered into new capital leases totaling $16 million and $12 million, respectively. The Company did not enter into any new capital leases during fiscal 1997. These capital lease amounts are non-cash transactions and, accordingly, have been excluded from the Statements of Consolidated Cash Flows. Interest paid as part of capital lease obligations was approximately $14 million in both fiscal 1999 and 1998 and $16 million in fiscal 1997.

  Rent expense for operating leases consists of:

(Dollars in thousands)            Fiscal 1999   Fiscal 1998  Fiscal 1997
---------------------             -----------   -----------  -----------
Minimum rentals                     $194,158     $193,703      $181,061
Contingent rentals                     3,780        3,987         5,109
                                    --------     --------      --------
                                    $197,938     $197,690      $186,170
                                    ========     ========      ========

   Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 26, 2000 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to facilities for which reserves have previously been established. In addition, the Company subleases 65 stores to the franchise business. Included in the operating lease table below are the rental payments made by the Company partially offset by the rental income received from the franchised stores.

(Dollars in thousands)                         Capital
---------------------                           Leases
                                                 Real        Operating
Fiscal                                         Property       Leases
------                                        ---------     ----------
2000                                          $  25,536     $  211,640
2001                                             24,709        206,608
2002                                             22,898        196,218
2003                                             20,691        186,050
2004                                             18,925        179,212
2005 and thereafter                             151,627      1,809,206
                                              ---------     ----------
                                                264,386     $2,788,934
Less executory costs                             (1,247)    ==========
                                              ---------
Net minimum rentals                             263,139
Less interest portion                          (133,942)
                                              ---------
Present value of net minimum rentals          $ 129,197
                                              =========


INCOME TAXES

   The components of income (loss) before income taxes and extraordinary item are as follows:

(Dollars in thousands)            Fiscal 1999   Fiscal 1998  Fiscal 1997
---------------------             -----------   -----------  -----------
  United States                     $   (77)     $(244,573)    $45,644
  Canadian                           27,080         15,289      37,256
                                    -------      ---------     --------
  Total                             $27,003      $(229,284)    $82,900
                                    =======      =========     ========


   The provision (benefit) for income taxes before extraordinary item consists of the following:

(Dollars in thousands)             Fiscal 1999  Fiscal 1998   Fiscal 1997
---------------------              -----------  -----------   ----------
Current:
  Federal                           $    872      $       -     $  4,171
  Canadian                               710            552          700
  State and local                      3,003          3,000        3,018
                                    --------      ---------     --------
                                       4,585          3,552        7,889
                                    --------      ---------     --------
Deferred:
  Federal                                121        (77,489)      11,076
  Canadian                            12,045          6,806       16,624
  State and local                     (3,908)       (25,786)         349
  Canadian valuation allowance             -        (69,203)     (16,624)
                                    --------      ----------    --------
                                       8,258       (165,672)      11,425
                                    --------      ---------     ---------
                                    $ 12,843      $(162,120)    $ 19,314
                                    =========     =========     ========


   The deferred income tax provision (benefit) results primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, net operating tax loss carryforwards and in fiscal 1998 and 1997, the Canadian valuation allowance.

   The Company recorded income tax provisions amounting to $13 million in fiscal 1999 as compared to income tax benefits of $162 million for fiscal 1998 and income tax provisions of $19 million for fiscal 1997. The fiscal 1998 benefit of $162 million includes reversals of the Canadian operations deferred tax valuation allowance. During the first three quarters of fiscal 1998, the Company reversed approximately $9 million of the Canadian valuation allowance to the extent that the Canadian operations had taxable income. In addition, in the fourth quarter of fiscal 1998, the Company concluded that it was more likely than not that the net deferred tax assets related to the Canadian operations would be realized based upon Management's plan to close underperforming stores in Canada (see "Store and Facilities Exit Costs" footnote), the implementation of certain tax strategies and the continued performance improvements of the Canadian operations. Accordingly, the Company reversed the remaining portion of the Canadian deferred tax valuation allowance amounting to approximately $60 million. The deferred tax benefit recorded for U.S. operations of approximately $103 million mainly relates to book and tax differences of the store and facilities exit costs recorded in fiscal 1998. The fiscal 1997 income tax provisions include reversals of the Canadian valuation allowance of $17 million. These reversals were recorded to the extent that the Canadian operations had taxable income. However, Management had still concluded that it was more likely than not that the Canadian net deferred tax assets would not be realized, and through the end of fiscal 1997, the Company provided a full valuation allowance for its Canadian net deferred tax assets, principally net operating loss carryforwards.

   The Company has elected to permanently reinvest earnings of the Canadian subsidiary. Accordingly, the Company does not provide for taxes associated with Canada's undistributed earnings.

   As of February 26, 2000, the Company had net operating tax loss carryforwards of approximately $133 million, consisting of $80 million from the Canadian operations and $53 million from the U.S. operations. The Canadian portion of the net operating loss carryforwards will expire between February 2002 and February 2007 and the U.S. portion will expire between February 2019 and February 2020.

   A reconciliation of income taxes at the 35% federal statutory income tax rate for fiscal 1999, 1998 and 1997 to income taxes as reported is as follows:

(Dollars in thousands)                   Fiscal 1999 Fiscal 1998 Fiscal 1997
----------------------                   ----------- ----------- -----------
Income taxes computed at federal
  statutory income tax rate                $ 9,451     $ (80,249) $ 29,015
State and local income taxes, net of
  federal tax benefit                         (588)      (14,810)    2,188
Tax rate differential relating
  to Canadian operations                     3,278         2,007     4,155
Canadian valuation allowance                     -       (69,203)  (16,624)
Goodwill and other permanent
  differences                                  702           135       580
                                           -------     ---------  --------
Income taxes, as reported                  $12,843     $(162,120) $ 19,314
                                           =======     =========  ========

  Income tax payments, net of refunds, for fiscal 1999 and 1998 were approximately $6 million and $2 million, respectively. For fiscal 1997, the Company had net income tax refunds of $1 million.

  The components of net deferred tax assets (liabilities) are as follows:

                                           February 26,     February 27,
(Dollars in thousands)                         2000             1999
----------------------                     ------------     ------------
Current assets:
  Insurance reserves                       $ 31,073         $  20,158
  Other reserves and accrued benefits        40,659            31,219
  Accrued postretirement and
    postemployment benefits                   1,406             2,717
  Lease obligations                           1,315             1,472
  Pension obligations                         4,241             4,486
  Miscellaneous                               6,612             4,055
                                           ---------        ---------
                                             85,306            64,107
                                           ---------        ---------

Current liabilities:
  Inventories                               (15,561)          (14,697)
  Health and welfare                         (9,841)           (9,167)
  Miscellaneous                              (5,693)           (6,519)
                                           ---------        ----------
                                            (31,095)          (30,383)
                                           ---------        ----------
Deferred income taxes included in
  prepaid expenses and other
  current assets                           $ 54,211         $  33,724
                                           =========        ==========


                                           February 26,     February 27,
(Dollars in thousands)                         2000             1999
---------------------                      ------------     ------------
Non-current assets:
  Isosceles investment                     $  42,617        $  42,617
  Alternative minimum tax                      7,500            7,500
  Fixed assets                                   459            3,449
  Other reserves                              56,372           74,397
  Lease obligations                           14,530           15,787
  Net operating loss carryforwards            75,417           66,736
  Insurance reserves                           4,200            5,881
  Accrued postretirement and
    postemployment benefits                   31,035           35,387
  Pension obligations                          4,140            7,527
  Step rents                                  15,098           13,619
  Miscellaneous                                7,364            5,308
                                           ---------        ---------
                                             258,732          278,208
                                           ---------        ---------
Non-current liabilities:
  Fixed assets                              (244,050)        (237,213)
  Pension obligations                        (20,807)         (21,136)
  Miscellaneous                               (2,352)          (2,590)
                                           ----------       ---------
                                            (267,209)        (260,939)
                                           ----------       ---------
Net non-current deferred income
  tax (liability) asset                    $  (8,477)       $  17,269
                                           ==========       =========


   The net non-current deferred tax asset and liability is recorded in the Consolidated Balance Sheets as follows:

                                           February 26,     February 27,
(Dollars in thousands)                         2000             1999
----------------------                     ------------     ------------
Other assets                               $  49,992        $  59,651
Non-current liability                        (58,469)         (42,382)
                                           ----------       ----------
Net non-current deferred income
  tax (liability) asset                    $  (8,477)       $  17,269
                                           ==========       ==========


RETIREMENT PLANS AND BENEFITS

Defined Benefit Plans

   The Company provides retirement benefits to certain non-union and union employees under various defined benefit plans. The Company's defined benefit pension plans are non-contributory and benefits under these plans are generally determined based upon years of service and, for salaried employees, compensation. The Company funds these plans in amounts consistent with the statutory funding requirements.

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


   The components of net pension cost are as follows:

(Dollars in thousands)         Fiscal 1999      Fiscal 1998   Fiscal 1997
---------------------          -----------      -----------   -----------
Service cost                     $16,153         $ 14,014      $ 11,942
Interest cost                     26,300           25,872        26,192
Expected return on plan assets   (34,890)         (32,040)      (31,279)
Amortization of unrecognized
 net asset                        (1,194)          (1,184)       (1,244)
Amortization of unrecognized
 net prior service cost            1,240            1,237         1,158
Amortization of unrecognized net
 actuarial loss                      730              506           380
Curtailments and settlements       1,205              863             -
                                 --------        --------      --------
Net pension cost                 $ 9,544         $  9,268      $  7,149
                                 ========        ========      ========

   The Company's defined benefit pension plans are accounted for on a calendar year basis. The majority of plan assets is invested in listed stocks and bonds. The following tables set forth the change in benefit obligations and change in plan assets for fiscal 1999 and 1998 for the Company's defined benefit plans:


(Dollars in thousands)
----------------------
Change in Benefit Obligation         1999            1998
----------------------------       --------        --------
Benefit obligation - beginning
  of year                          $423,156        $403,970
Service cost                         16,153          14,014
Interest cost                        26,300          25,872
Actuarial (gain) loss               (60,065)         18,991
Benefits paid                       (26,195)        (24,948)
Amendments                            1,721             167
Curtailments and settlements          1,182             460
Effect of exchange rates             11,362         (15,370)
                                   --------        --------
Benefit obligation - end of year   $393,614        $423,156
                                   ========        ========

Change in Plan Assets
---------------------
Plan assets at fair value -
  beginning of year                $458,663        $444,408
Actual return on plan assets          9,023          46,412
Company contributions                 9,865          10,019
Benefits paid                       (26,195)        (24,948)
Effect of exchange rates             13,082         (17,228)
                                   --------        --------
Plan assets at fair value-
  end of year                      $464,438        $458,663
                                   ========        ========

Amounts recognized in the Company's Consolidated Balance Sheets consist of the following:

(Dollars in thousands)
----------------------
                                     1999            1998
                                     ----            ----
Plan assets in excess of projected
  benefit obligation               $ 70,824        $ 35,507
Unrecognized net transition asset    (3,013)         (4,078)
Unrecognized prior service cost       6,262           5,407
Unrecognized net actuarial gain     (43,891)         (8,105)
                                   --------        --------
Total recognized in the
  Consolidated Balance Sheets      $ 30,182        $ 28,731
                                   ========        ========

Prepaid benefit cost               $ 56,529        $ 51,480
Accrued benefit liability           (31,504)        (33,198)
Intangible asset                        236           2,734
Other comprehensive income            2,729           4,288
Tax benefit                           2,192           3,427
                                   --------        --------
Total recognized in the
  Consolidated Balance Sheets      $ 30,182        $ 28,731
                                   ========        ========

Plans with accumulated benefit obligation in excess of plan assets consist of the following:

                                     1999            1998
                                     ----            ----
Accumulated benefit obligation     $ 92,973        $111,738
Projected benefit obligation       $ 97,114        $116,800
Plan assets at fair value          $ 69,480        $ 85,199
                                   --------        --------


   The prepaid pension asset is included in other assets while the pension liability is included in accrued salaries, wages and benefits and other non-current liabilities.

   At February 26, 2000 and February 27, 1999, the Company's additional minimum pension liability for its defined benefit plans was in excess of the unrecognized prior service costs and net transition obligation and accordingly, $2.7 million and $4.3 million, each net of income tax benefits was reflected as a reduction to shareholders' equity, respectively.

   During the year ended February 25, 1995, the Company's Canadian subsidiary and the United Food & Commercial Workers International Union, Locals 175 and 633, entered into an agreement which will result in the amalgamation of three of the Company's Canadian defined benefit pension plans with the Canadian Commercial Workers Industry Pension Plan ("CCWIPP"), retroactive to July 1, 1994, subject to the approval of the CCWIPP trustees and the appropriate regulatory bodies. Under the terms of this agreement, CCWIPP will assume the assets and defined benefit liabilities of the three pension plans and the Company will be required to make defined contributions to CCWIPP based upon hours worked by employees who are members of CCWIPP. The Company expects that the necessary approvals will be received during fiscal 2000. The transfer to CCWIPP has been delayed for the past five years as the regulatory bodies have taken longer to review the transfer than originally anticipated. The Company will not change the reporting for these three plans until such approval is received. Accordingly, at February 26, 2000 and February 27, 1999, prepaid pension assets of approximately $16 million related to the aforementioned plans are included in the table herein.

   Actuarial assumptions used to determine year-end plan status are as follows:
                                      1999                1998
                                -----------------   ---------------
                                 U.S.     Canada     U.S.    Canada
                                -----     ------    -----    ------
Weighted average discount rate   7.75%     7.50%    6.50%    6.25%
Weighted average rate of
  compensation increase          4.75%     4.00%    4.00%    4.00%
Expected long-term rate of
  return on plan assets          8.75%     8.40%    8.00%    8.40%


   The impact of the changes in the actuarial assumptions has been reflected in the funded status of the pension plans and the Company believes that such changes will not have a material effect on net pension cost for fiscal 2000.

Defined Contribution Plans

   The Company maintains a defined contribution retirement plan to which the Company contributes an amount equal to 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. The Company contributes to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in the Company's contributions after 5 years of service. The Company's contributions charged to operations for both plans were approximately $11 million in each of the three fiscal years 1999, 1998 and 1997.

Multi-employer Union Pension Plans

   The Company participates in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by the Company's other pension plans. The pension expense for these plans approximated $32 million in fiscal 1999, $34 million in fiscal 1998 and $38 million in fiscal 1997. The Company could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, the Company has not established any liabilities for future withdrawals because such withdrawals from these plans is not probable.

Postretirement Benefits

   The Company provides postretirement health care and life benefits to certain union and non-union employees. The Company recognizes the cost of providing postretirement benefits during employees' active service period.

   The components of net postretirement benefits cost are as follows:

(Dollars in thousands)      Fiscal 1999  Fiscal 1998    Fiscal 1997
----------------------      -----------  -----------    -----------
Service cost                  $   548      $1,666        $   788
Interest cost                   1,977       3,464          2,518
Prior service cost             (1,347)       (263)             -
Amortization of (gain) loss      (509)          27        (1,056)
                              -------      -------       -------
Net postretirement
  benefits cost               $   669      $4,894        $ 2,250
                              =======      =======       =======


  The unfunded status of the plans is as follows:

(Dollars in thousands)                   Fiscal 1999    Fiscal 1998
----------------------                   -----------    -----------
Unfunded accumulated benefit obligation
  at beginning of year                     $36,690       $48,980
Service cost                                   548         1,666
Interest cost                                1,977         3,464
Benefits paid                               (1,782)       (2,790)
Actuarial (gain) loss                       (9,533)        1,837
Plan amendment                                   -       (16,162)
Foreign exchange                               290          (305)
                                           --------      -------
Accumulated benefit obligation
  at end of year                            28,190        36,690
Unrecognized net gain from
  experience differences                     9,191           221
Unrecognized prior service cost             14,552        15,899
                                           --------      -------
Accrued postretirement benefit
  costs at end of year                     $51,933       $52,810
                                           ========      =======
Assumed discount rate:
        U.S.                                  7.75%        6.50%
        Canada                                7.50%        6.50%
                                           --------      -------

   The assumed rate of future increase in health care benefit cost for fiscal 1999 was 9.25% and is expected to decline to 5.0% by the year 2020 and remain at that level thereafter. The effect of a 1% change in the assumed health care cost trend rate for each future year on the net postretirement health care cost would either increase by $0.3 million or decrease by $0.2 million, while the accumulated postretirement benefit obligation would either increase by $3.0 million or decrease by $2.5 million.


Postemployment Benefits

   The Company accrues costs for preretirement, postemployment benefits provided to former or inactive employees and recognizes an obligation for these benefits. The costs of these benefits have been included in operations for each of the three fiscal years in the period ended February 26, 2000. As of February 26, 2000 and February 27, 1999, the Company has a liability reflected in the Consolidated Balance Sheets of $25 million and $24 million, respectively, with respect to such benefits.


STOCK OPTIONS

   At February 26, 2000, the Company has four fixed stock-based compensation plans. The Company applies the principles of APB 25 for stock options and FASB Interpretation No. 28 for Stock Appreciation Rights ("SAR's"). Most of the options and SAR's vest over a four year period on the anniversary date of issuance, while some options vest immediately.

  Effective July 13, 1999, the Board of Directors and shareholders approved the 1998 Long Term Incentive and Share Award Plan (the "1998 Plan") for its officers and key employees. The 1998 Plan provides for the granting of 5,000,000 shares as options, SAR's or stock awards.

  The Company's 1994 Stock Option Plan (the "1994 Plan") for officers and key employees provided for the granting of 1,500,000 shares as either options or SAR's. The 1,500,000 shares to be granted under the 1994 Plan were fully utilized as of February 26, 1999. The 1984 Stock Option Plan for officers and key employees, which expired on February 1, 1994, provided for the granting of 1,500,000 shares and was amended as of July 10, 1990 to increase by 1,500,000 the number of options available for grant as either options or SAR's.

  The 1994 Stock Option Plan for Board of Directors provides for the granting of 100,000 stock options at the fair market value of the Company's common stock at the date of grant. Options granted under this plan totaled 3,600 in fiscal 1999 and 1,600 in both fiscal 1998 and 1997.

  Options and SAR's issued under all of the Company's plans are granted at the fair market value of the Company's common stock at the date of grant. SAR's allow the holder, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price. In fiscal 1999, 488,050 options were granted under the 1998 Plan. There were no SAR's granted during fiscal 1999.

  The Company accounts for stock options using the intrinsic value-based method prescribed by APB 25. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value methods prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


(Dollars in thousands, except per share amounts)
------------------------------------------------
                      Fiscal       Fiscal     Fiscal
                        1999         1998       1997
                      ------       ------     ------
Net income (loss):
   As reported        $14,160     $(67,164)  $63,042
   Pro forma          $11,275     $(68,987)  $61,584

Net income (loss) per share -
  basic and diluted:
   As reported        $  0.37     $ (1.75)     $1.65
   Pro forma          $  0.29     $ (1.80)     $1.61


   The pro forma effect on net income and earnings per share may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants and does not take into consideration the pro forma compensation costs for grants made prior to fiscal 1995.

   The fair value of the fiscal 1999, 1998 and 1997 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: fiscal 1999, 1998 and 1997; expected volatility of 30% and expected life of 7 years for all three years. The dividend yield was between 1.08% and 1.42% in fiscal 1999 and 1.23% and 1.63% in both fiscal 1998 and 1997. The risk-free interest rates used for the grants are between 5.37% and 6.78% in fiscal 1999, 5.14% and 5.63% in fiscal 1998 and 6.11% and 6.84% in fiscal 1997.

  For fiscal 1999, the Company recognized a $3.1 million credit to reverse previously accrued SAR compensation charges due to the decline in the Company's stock price. The Company recognized compensation expense of $0.6 million and $1.4 million in fiscal 1998 and 1997, respectively, with respect to SAR's. There was no compensation expense recognized for the other fixed plans since the exercise price of the stock options equaled the fair market value of the Company's common stock on the date of grant.


  A summary of option transactions is as follows:

Officers, Key Employees and Directors
-------------------------------------
                                                      Weighted
                                                      Average
                                                      Exercise
                                      Shares          Price
                                    ---------         --------
Outstanding February 22, 1997         725,067          $27.66
  Granted                             329,100           28.06
  Cancelled or expired                (98,967)          27.76
  Exercised                            (5,250)          27.88
                                    ---------         -------
Outstanding February 28, 1998         949,950          $27.78
  Granted                             897,600           31.32
  Cancelled or expired                (10,000)          27.88
  Exercised                           (37,750)          27.88
                                    ---------         -------
Outstanding February 27, 1999       1,799,800          $29.55
  Granted                             491,650           32.35
  Cancelled or expired               (211,000)          29.69
  Exercised                           (56,500)          26.64
                                    ---------        -------
Outstanding February 26, 2000       2,023,950          $30.30
                                    =========         =======
Exercisable at:
  February 27, 1999                   499,399          $27.68
  February 26, 2000                   811,450          $28.61
                                    ---------         -------

Following are the weighted average fair value of options granted during the year ended:

  February 28, 1998                                    $10.96
  February 27, 1999                                    $11.72
  February 26, 2000                                    $12.64
                                                       -------

  A summary of stock options outstanding and exercisable at February 26, 2000 is as follows:

                        Options Outstanding           Options Exercisable
                ----------------------------------  ----------------------
                               Weighted
                   Number       Average    Weighted     Number     Weighted
   Range of      Outstanding   Remaining    Average   Exercisable   Average
   Exercise          at       Contractual  Exercise       at       Exercise
    Prices      Feb. 26, 2000     Life       Price   Feb. 26, 2000   Price
--------------- ------------- -----------  --------  ------------- -------
$21.50-$26.13        51,200    6.4 years     $24.72      38,700     $24.27
$26.50-$27.50       128,600    6.6 years     $27.28      86,816     $27.27
$27.63-$27.75       116,200    6.4 years     $27.73      66,200     $27.72
       $27.88       392,750    5.3 years     $27.88     392,750     $27.88
$28.25-$30.00        38,000    9.8 years     $28.91           -          -
$30.25-$32.56       870,800    8.8 years     $31.40     226,984     $31.39
$32.44-$37.00       426,400    9.3 years     $32.67           -          -
                  ---------                             -------
                  2,023,950                             811,450
                  =========                             =======


  A summary of SAR transactions is as follows:

Officers and Key Employees
--------------------------                         Price Range
                                      Shares         Per Share
                                    ---------- ---------------
Outstanding February 22, 1997       1,972,013  $21.88 - $65.13
  Granted                              10,000            26.63
  Cancelled or expired               (136,750)  23.38 -  52.38
  Exercised                          (187,275)  23.00 -  27.25
                                    ---------  ---------------
Outstanding February 28, 1998       1,657,988  $21.88 - $65.13
  Cancelled or expired               (388,625)  27.45 -  46.38
  Exercised                           (89,644)  21.88 -  27.25
                                    ---------  ---------------
Outstanding February 27, 1999       1,179,719  $21.88 - $65.13
  Cancelled or expired               (212,250)  23.38 -  65.13
  Exercised                           (84,707)  21.88 -  27.25
                                    ---------  ---------------
Outstanding February 26, 2000         882,762  $21.88 - $52.38
                                    =========  ===============

Exercisable at:
  February 27, 1999                 1,138,969  $21.88 - $65.13
  February 26, 2000                   866,137  $21.88 - $52.38

LITIGATION

 On August 28, 1998, Capital Graphics Advertising Agency, Inc. ("Capital Graphics") was awarded a verdict against the Company amounting to $4 million. This lawsuit is the result of the Company terminating a relationship with an Atlanta printer, which the Company felt that it had a right to terminate. However, a jury awarded Capital Graphics damages, plus interest and litigation expenses totaling $4 million. During fiscal 1998, the Company recorded a $4 million charge included in store operating, general and administrative expense. The Company believes that it has several strong bases for the appellate court to set aside the jury's verdict and order a new trial. Accordingly, the Company has proceeded with an appeal, which has been argued and is currently under review by the court.

   The action entitled Shirley A. Lang, et al. v. Kohl's Food Stores, Inc. and The Great Atlantic & Pacific Tea Company, Inc. was tried to a Madison, Wisconsin jury the week commencing August 9, 1999. The issue before the jury was the alleged violation of the Federal Equal Pay Act stemming from the complaint that Kohl's produce clerk and produce manager positions allegedly pay more than Kohl's bakery and deli clerk and manager positions, but allegedly require no greater skill than the produce positions. The plaintiffs sought lost wages, punitive damages and other benefits, costs and attorney's fees and other relief. In July the court had granted summary judgment to the defendants in respect of the alleged violations of the Civil Rights Act of 1964 ("Title VII"), arising out of the same produce/bakery deli pay differential allegations. On August 13, 1999, the jury returned a unanimous verdict in favor of the defendants (i.e., the Company and its Kohl's Food Stores, Inc. subsidiary). An appeal has been filed and will be contested vigorously by the Company.

   On January 13, 2000, the Attorney General of the State of New York filed an action in New York Supreme Court, City of New York alleging that the Company and its subsidiary, Shopwell, Inc., together with the Company's outside delivery service, Chelsea Trucking, Inc., violated New York law by failing to pay minimum and overtime wages to individuals who deliver groceries at a Food Emporium store in New York City. The complaint seeks a determination of violation of law, an unspecified amount of restitution, an injunction and costs. A purported class action lawsuit was filed on January 13, 2000 in the federal district court for the Southern District of New York against the Company, Shopwell, Inc. and others by Faty Ansoumana and others. The federal court action makes similar minimum wage and overtime pay allegations under both federal and state law and extends the allegations to various stores operated by the Company. The Company plans to vigorously defend both actions, on the ground among others, that the individuals in question are not employees of the Company.

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


SUPPLY CHAIN INITIATIVE - GREAT RENEWAL - PHASE II

   On March 13, 2000, the Company announced the second phase of its Project Great Renewal, to develop a state-of-the-art supply and business management infrastructure. As of February 26, 2000, the Company has committed to approximately $2 million of software purchases and consulting services, which become due in fiscal 2000. Additionally, subsequent to February 26, 2000 and through April 5, 2000, the Company has entered into agreements with a number of technology hardware, software and consulting suppliers, committing the Company to additional purchases totaling approximately $46 million. Of this amount, approximately $25 million becomes due in fiscal 2000, and approximately $21 million becomes due in fiscal 2001.

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

   The Company currently operates in three reportable segments: United States Retail, Canada Retail and Wholesale. The retail segments are comprised of retail supermarkets in the United States and Canada, while the Wholesale segment is comprised of the Company's Canadian operation that serves as exclusive wholesaler to the Company's franchised stores and serves as wholesaler to certain third party retailers.

   The accounting policies for the segments are the same as those described in the summary of significant accounting policies. The Company measures segment performance based upon operating profit.

   Information on segments is as follows:

(Dollars in thousands)
---------------------
Fiscal 1999
-----------                   U.S.        Canada                 Total
                              Retail      Retail      Wholesale  Company
                              ----------  ----------  ---------  -----------
Sales                         $7,981,134  $1,646,712  $523,488   $10,151,334
Depreciation and amortization    204,975      27,413       324       232,712
Operating income                  69,703      17,029    18,098       104,830
Interest expense                 (70,097)    (11,504)   (2,444)      (84,045)
Interest income                      317       2,521     3,380         6,218
(Loss) income before taxes           (77)      8,046    19,034        27,003
Total assets                   2,684,624     567,573    83,328     3,335,525
Capital expenditures             416,863      61,444     1,265       479,572


Fiscal 1998
-----------                   U.S.        Canada                 Total
                              Retail      Retail      Wholesale  Company
                              ----------  ----------  ---------  -----------
Sales                         $8,276,493  $1,515,602  $387,263   $10,179,358
Depreciation and amortization    209,656      23,990        17       233,663
Operating (loss) income         (186,558)     11,317    10,850      (164,391)
Interest expense                 (58,389)    (11,485)   (1,623)      (71,497)
Interest income                      876       2,686     3,042         6,604
(Loss) income before taxes      (244,071)      2,518    12,269      (229,284)
Total assets                   2,601,113     504,926    54,775     3,160,814
Capital expenditures             376,688      61,657         -       438,345


Fiscal 1997
-----------                   U.S.        Canada                 Total
                              Retail      Retail      Wholesale  Company
                              ----------  ----------  ---------  -----------
Sales                         $8,344,253  $1,577,742  $340,248   $10,262,243
Depreciation and amortization    209,521      24,699        16       234,236
Operating income                 109,501      40,088     5,670       155,259
Interest expense                 (65,968)    (13,179)   (1,005)      (80,152)
Interest income                    2,110       2,639     3,044         7,793
Income before taxes and
  extraordinary item              45,643      29,548     7,709        82,900
Total assets                   2,521,008     417,064    57,181     2,995,253
Capital expenditures             243,442      24,181         -       267,623



Geographic Areas

Fiscal 1999                                                 Total
-----------                   United States   Canada        Company
                              -------------   ----------    -----------
Sales                         $7,981,134      $2,170,200    $10,151,334
Long-lived assets              1,652,094         265,818      1,917,912

Fiscal 1998                                                 Total
-----------                   United States   Canada        Company
                              -------------   ----------    -----------
Sales                         $8,276,493      $1,902,865    $10,179,358
Long-lived assets              1,528,249         204,687      1,732,936

Fiscal 1997                                                 Total
-----------                   United States   Canada        Company
                              -------------   ----------    -----------
Sales                         $8,344,253      $1,917,990    $10,262,243
Long-lived assets              1,469,641         175,174      1,644,815

SUMMARY OF QUARTERLY RESULTS
(unaudited)

The following table summarizes the Company's results of operations by quarter for fiscal 1999 and 1998. The first quarter of each fiscal year contains sixteen weeks, while the other quarters each contain twelve weeks.


(Dollars in thousands,   First      Second     Third      Fourth     Total
except per share data)  Quarter     Quarter    Quarter    Quarter    Year
----------------------  -------     -------    -------    -------    ------
1999
Sales                $3,113,722 $2,284,380 $2,332,128 $2,421,104 $10,151,334
Gross margin            871,589    661,301    676,288    698,438   2,907,616
Depreciation and
  amortization           69,966     52,336     54,306     56,104     232,712
Income (loss) from
  operations             (9,710)    26,368     56,084     32,088     104,830
Interest expense         24,394     17,910     20,308     21,433      84,045
Net income (loss)       (19,546)     5,378     21,354      6,974      14,160
Per share data:
  Net income (loss) -
    basic and diluted      (.51)        .14        .56        .18        .37
  Cash dividends            .10         .10        .10        .10        .40
  Market price:
     High                 34.25       37.38      36.94      28.88
     Low                  29.13       32.06      25.44      23.38
Number of stores at
  end of period             759         749        758        750
Number of franchised
  stores served at
  end of period              57          62         62         65

---------------------------------------------------------------------------
1998
Sales                $3,078,386 $2,330,249 $2,344,400 $2,426,323 $10,179,358
Gross margin            886,313    673,278    679,714    679,943   2,919,248
Depreciation and
  amortization           72,194     54,167     55,081     52,221     233,663
Income (loss) from
  operations             44,231     28,653     (1,749)  (235,526)   (164,391)
Interest expense         21,032     15,781     16,212     18,472      71,497
Net income (loss)        19,169     10,951     (8,734)   (88,550)    (67,164)
Per share data:
  Net income (loss) -
    basic and diluted       .50        .29       (.23)     (2.31)      (1.75)
  Cash dividends            .10        .10        .10        .10         .40
  Market price:
     High                 34.25      33.63      27.63      34.00
     Low                  29.63      23.56      22.13      25.43
Number of stores at
  end of period             919        913        907        839
Number of franchised
  stores served at
  end of period              53         53         55         55

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The Management of The Great Atlantic & Pacific Tea Company, Inc. has prepared the consolidated financial statements and related financial data contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles appropriate to the business and, by necessity and circumstance, include some amounts which were determined using Management's best judgments and estimates with appropriate consideration to materiality. Management is responsible for the integrity and objectivity of the financial statements and other financial data included in this report. To meet this responsibility, Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that accounting records are reliable. Management supports a program of internal audits and internal accounting control reviews to provide reasonable assurance that the system is operating effectively.

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


/s/Christian W.E. Haub
President
and Chief Executive Officer


/s/Fred Corrado
Vice Chairman of the Board
and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

We have audited the accompanying consolidated balance sheets of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies as of February 26, 2000 and February 27, 1999 and the related statements of consolidated operations, consolidated shareholders' equity and comprehensive income (loss), and consolidated cash flows for each of the three fiscal years in the period ended February 26, 2000. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies at February 26, 2000 and February 27, 1999 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 26, 2000 in conformity with generally accepted accounting principles.



/s/Deloitte & Touche LLP
Parsippany, New Jersey
April 5, 2000

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                              The Great Atlantic & Pacific Tea Company, Inc.
(Dollars in thousands,
 except per share data)
------------------------
                  Fiscal 1999 Fiscal 1998 Fiscal 1997 Fiscal 1996 Fiscal 1995
                   (52 weeks)  (52 weeks)  (53 weeks)  (52 weeks)  (52 weeks)
                  ----------- ----------- ----------- -----------------------
Operating Results
Sales             $10,151,334 $10,179,358 $10,262,243 $10,089,014 $10,101,356
Income (loss) from
  operations          104,830    (164,391)    155,259     169,303     151,734
Depreciation and
  amortization        232,712     233,663     234,236     230,748     225,449
Interest expense       84,045      71,497      80,152      73,208      73,143
Income (loss) before
  extraordinary item   14,160     (67,164)     63,586      73,032      57,224
Extraordinary loss on
  early extinguishment
  of debt                   -           -        (544)          -           -
Net income (loss)      14,160     (67,164)     63,042      73,032      57,224
-----------------------------------------------------------------------------
Per Share Data
Income (loss) before
  extraordinary item -
  basic and diluted       .37       (1.75)       1.66        1.91        1.50
Extraordinary loss on
  early extinguishment
  of debt - basic and
  diluted                   -           -       (0.01)          -           -
Net income (loss) - basic
  and diluted             .37       (1.75)       1.65        1.91        1.50
Cash dividends            .40         .40         .40         .20         .20
Book value per share    22.07       21.87       24.22       23.27       21.53
-----------------------------------------------------------------------------
Financial Position
Current assets      1,222,883   1,243,110   1,217,227   1,231,379   1,174,935
Current liabilities 1,124,578   1,134,063     955,130   1,016,005     983,968
Working capital        98,305     109,047     262,097     215,374     190,967
Current ratio            1.09        1.10        1.27        1.21        1.19
Expenditures for
  property            479,572     438,345     267,623     296,878     236,139
Total assets        3,335,525   3,160,814   2,995,253   3,002,672   2,860,847
Current portion of
  long-term debt        2,382       4,956      16,824      18,290      13,040
Current portion of
  capital lease
  obligations          11,327      11,483      12,293      12,708      13,125
Long-term debt        865,675     728,390     695,292     701,609     650,169
Long-term portion of
  capital lease
  obligations         117,870     115,863     120,980     137,886     129,887
Total debt            997,254     860,692     845,389     870,493     806,221
Debt to total
  capitalization           54%         51%         48%         49%         49%
----------------------------------------------------------------------------
Equity
Shareholders' equity  846,192     837,257     926,632     890,072     822,785
Weighted average shares
  outstanding      38,330,379  38,273,859  38,249,832  38,221,329  38,220,333
Number of registered
  shareholders          6,890       7,419       8,029       8,808      10,010
----------------------------------------------------------------------------
Other
Number of employees    80,900      83,400      79,980      84,000      89,000
New store openings         54          46          40          30          30
Number of stores at
  year end                750         839         936         973       1,014
Total store area
 (square feet)     26,904,331  28,736,319  30,574,286  30,587,324  31,101,589
Number of franchised
  stores served at
  year end                 65          55          52          49           7
Total franchised
  store area
  (square feet)     1,908,271   1,537,388   1,389,435   1,345,786     177,936
-----------------------------------------------------------------------------

EXECUTIVE OFFICERS AND OPERATING MANAGEMENT

Management Executive Committee

Christian W.E. Haub
President and Chief Executive Officer

Fred Corrado
Vice Chairman of the Board,
Chief Financial Officer

Michael J. Larkin
Senior Executive Vice President,
Chief Operating Officer

George Graham
Executive Vice President,
Chief Merchandising Officer

William Costantini
Senior Vice President,
General Counsel and Secretary

Nicholas Ioli, Jr.
Senior Vice President,
Chief Information Officer

Laurane Magliari
Senior Vice President,
People Resources and Services

Brian Pall
Senior Vice President,
Chief Development Officer

Cheryl Palmer
Senior Vice President,
Strategic Marketing

SENIOR OPERATING MANAGEMENT


ATLANTIC REGION
Bill McEwan
President and Chief Executive Officer


MIDWEST REGION
Craig Sturken
Chairman and Chief Executive Officer


SOUTHERN REGION
Donald Dobson
Group Vice President


A&P CANADA
Brian Piwek
Vice Chairman, President and Chief Executive Officer


COMPASS FOODS/EIGHT O'CLOCK COFFEE
Donald J. Sommerville
President and General Manager

BOARD OF DIRECTORS

James Wood (c)
Chairman of the Board

John D. Barline, Esq. (b)(e)
Williams, Kastner & Gibbs LLP,
Tacoma, Washington

Rosemarie Baumeister (b)
Executive Vice President,
Tengelmann Warenhandelsgesellschaft,
Muelheim, Germany

Fred Corrado (c)(d)(e)
Vice Chairman of the Board,
Chief Financial Officer

Christian W.E. Haub (c)(d)(e)
President and
Chief Executive Officer

Helga Haub (c)(d)

Barbara Barnes Hauptfuhrer (a)(c)(d)(e)
Director of various corporations

Dan Kourkoumelis
Former President and CEO,
Quality Food Centers, Inc.

William A. Liffers (a)(b)(c)
Former Vice Chairman,
American Cyanamid Company

Richard L. Nolan (a)
William Barclay Harding Professor
of Management Technology
at the Harvard Business School and
member of the Board of Directors for
Novell, Surebridge Technologies,
and Zefer

Fritz Teelen (d)
Former Chief Operating Officer,
Tengelmann Warenhandelsgesellschaft,
Muelheim, Germany

R.L. "Sam" Wetzel (a)(b)(d)(e)
President and Chief
Executive Officer,
Wetzel International, Inc.

(a) Member of
Audit Review Committee
William A. Liffers, Chairman

(b) Member of
Compensation Policy Committee
John D. Barline, Chairman

(c) Member of Executive Committee
James Wood, Chairman

(d) Member of Finance Committee
R.L. "Sam" Wetzel, Chairman

(e) Member of Retirement
Benefits Committee
Barbara Barnes Hauptfuhrer,
Chairman

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

Annual Meeting
The Annual Meeting of Shareholders
will be held at 9:30 a.m. (CDT) on
Tuesday, July 11, 2000 at the
Windsor Court Hotel
300 Gravier Street
New Orleans, Louisiana.  Shareholders
are cordially invited to attend.

Common Stock
Common stock of the Company is
listed and traded on the New York
Stock Exchange under the ticker
symbol "GAP" and has unlisted
trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges.
The stock is reported in newspapers
and periodical tables as "GtAtPc".

Financial Calendar
Annual Meeting of Shareholders
July 11, 2000.

Estimated Date of
Announcement of
Quarterly Results

1st - July 10, 2000
2nd - October 3, 2000
3rd - January 4, 2001
4th - March 27, 2001

Estimated Date
of Dividend Payments

1st - April 17, 2000
2nd - August 7, 2000
3rd - November 3, 2000
4th - January 31, 2001