Form 10-K, Exhibit 13
period 2001-02-24
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2001-05-23
CIK 43300

The Great Atlantic & Pacific Tea Company, Inc.
                                Comparative Highlights
                   (Dollars in thousands, except per share amounts,
                           financial ratios and store data)

                                               52 Weeks Ended
                             ---------------------------------------------------
                              Feb. 24, 2001    Feb. 26, 2000     Feb. 27, 1999
                             -------------- ----------------  ------------------

Sales                          $10,622,866       $10,151,334       $10,179,358
Income (loss) from
   operations                       50,193           104,830          (164,391)
Net (loss) income                  (25,068)           14,160           (67,164)
Net (loss) income per
   share - basic and
   diluted                           (0.65)             0.37             (1.75)
Cash dividends per share              0.30              0.40              0.40
Expenditures for property          415,842           479,572           438,345
Depreciation and
   amortization                    255,771           232,712           233,663
Working capital                     94,370            98,305           109,047
Stockholders' equity               797,297           846,192           837,257
Debt to total
   capitalization                       57%               54%               51%
Book value per share                 20.79             22.07             21.87
New store openings                      47                54                46
Number of stores at year end           752               750               839
Number of franchised stores
   served at year end                   68                65                55


NOTE: Reference should be made to the "Management's Discussion and Analysis" section contained herein for details of non-recurring charges recorded in each of the fiscal years.


Company Profile
---------------
The Great Atlantic & Pacific Tea Company, Inc. ("the Company"), based in Montvale, New Jersey, operates combination food and drug stores, conventional supermarkets and limited assortment food stores in 16 U.S. states, the District of Columbia and Ontario, Canada, under the A&P, Waldbaum's, Super Foodmart, Food Emporium, Super Fresh, Farmer Jack, Kohl's, Sav-A-Center, Dominion, Ultra Food & Drug, Food Basics and The Barn Markets trade names. As of the fiscal year ended February 24, 2001, the Company operated 752 stores and served 68 franchised stores. Through its Compass Foods Division, the Company also manufactures and distributes a line of whole bean coffees under the Eight O'Clock, Bokar and Royale labels, both for sale through its own stores as well as other food and convenience retailers.

                    The Great Atlantic & Pacific Tea Company, Inc.
                         Management's Discussion and Analysis

OPERATING RESULTS
-----------------

Fiscal 2000 Compared with 1999
------------------------------

     Sales for the 52 weeks ended February 24, 2001 of $10.6 billion increased $471.5 million or 4.6% from the prior year. The increase in sales is primarily attributable to continued focus on the development of larger stores and comparable store sales increases. Retail square footage increased by approximately 1.0 million or 3.8% to 27.9 million square feet during fiscal 2000. This increase was accomplished primarily by opening 47 new stores adding
2.2 million retail square feet partially offset by closing 49 stores, reducing retail square footage by 1.4 million. Comparable store sales, which include replacement stores, increased 2.2% in fiscal 2000 (1.6% in the U.S. and 4.9% in Canada).

     Average weekly sales per supermarket were approximately $263,000 for the 52 week period of fiscal 2000 versus $245,700 for the corresponding period of the prior year, an increase of 7.0%. Sales in the U.S. increased by $266.1 million or 3.3% compared to fiscal 1999. Sales in Canada increased $205.4 million or 9.5% from fiscal 1999.

     Gross margin as a percentage of sales decreased 13 basis points to 28.51% for the 52 week period of fiscal 2000 from 28.64% for the 52 week period of fiscal 1999. The gross margin dollar increase of $120.8 million resulted from an increase in sales volume partially offset by decreases in the gross margin rate and the Canadian exchange rate. The U.S. operations gross margin increase of $92.5 million resulted from increases of $80.4 million due to higher sales volume and $12.1 million due to a higher gross margin rate. The Canadian operations gross margin increase of $28.3 million resulted from an increase of $54.1 million due to higher sales volume partially offset by a decrease of $18.9 million due to a lower gross margin rate and a decrease of $6.9 million from fluctuations in the Canadian exchange rate.

     Store operating, general and administrative expense ("SG&A") was $3.0 billion for the 52 week period of fiscal 2000 compared to $2.8 billion for the corresponding period of the prior year. As a percentage of sales, SG&A increased from 27.61% in fiscal 1999 to 28.04% in fiscal 2000.

     The SG&A expense for the 52 week period of fiscal 2000 included $68.4 million relating to the Great Renewal - Phase II supply chain and business process initiative ("GR II"). Such costs primarily included professional consulting fees and salaries, including related benefits, of employees working full-time on the initiative. Also included in fiscal 2000 SG&A was $4.3 million of estimated environmental clean up costs for a non-retail property. Partially offsetting fiscal 2000 SG&A was a reversal of $3.1 million of charges related to the Great Renewal - Phase I store closure initiative ("GR I") originally recorded in fiscal 1998, resulting primarily from a change in estimate related to the sale of a warehouse sold during the first quarter of fiscal 2000.

     The SG&A expense for the 52 week period of fiscal 1999 included $121.5 million relating to GR I, including $74.6 million of costs related to the store exiting charges and $68.8 million of store operating, general and administrative expense incurred by the stores identified for closure prior to ceasing operations. This was partially offset by reversals of previously recorded restructuring charges due to favorable progress in marketing and subleasing the closed stores of $21.9 million.

     Excluding the non-recurring charges and the results of the stores identified for closure previously noted, as a percentage of sales, SG&A increased from 26.83% for the 52 week period of fiscal 1999 to 27.38% for the 52 week period of fiscal 2000. The increase of 55 basis points is primarily due to higher labor, occupancy and store closing costs in fiscal 2000.

     Interest expense for fiscal 2000 increased $12.0 million or 14.3% from fiscal 1999 due to the increase in average borrowings, as well as an increase in interest rates primarily associated with the 9.375% Senior Quarterly Interest Bonds issued in August, 1999.

     The loss before income taxes for the 52 week period of fiscal 2000 was $39.7 million compared to income before income taxes of $27.0 million for the comparable period in the prior year, a decrease of $66.7 million. The loss is attributable principally to the increases in SG&A and interest expense partially offset by higher gross margin.

     The income tax benefit/provision recorded in fiscal 2000 and 1999 reflect the estimated expected annual tax rates applied to its respective domestic and foreign financial results. In fiscal 2000, an income tax benefit amounting to $14.6 million was recorded as compared to an income tax provision of $12.8 million for fiscal 1999. The effective tax rates for fiscal 2000 and 1999 were 36.8% and 47.6%, respectively.

     Based on these overall results, the net loss for fiscal 2000 was $25.1 million or $0.65 per share - basic and diluted, as compared to net income of $14.2 million or $0.37 per share - basic and diluted. The decrease in net income of $39.2 million from fiscal 1999 to fiscal 2000 is attributable principally to the increases in SG&A and interest expense partially offset by higher gross margin.


Fiscal 1999 Compared with 1998
------------------------------

     Sales for the 52 weeks ended February 26, 2000 of $10.2 billion decreased $28.0 million or 0.3% from the prior year. The decrease in sales is primarily attributable to the closure of 249 stores, excluding replacement stores, since the beginning of fiscal 1998 including 165 stores relating to GR I. Retail square footage decreased by approximately 1.8 million or 6.4% to 26.9 million square feet during fiscal 1999. This decrease was caused primarily by the closure of 142 stores reducing retail square footage by 4.4 million square feet partially offset by the addition of 52 new stores which increased retail square footage by 2.5 million square feet. Comparable store sales, which include replacement stores, increased 4.4% in fiscal 1999 (4.1% in the U.S. and 6.2% in Canada).

     Average weekly sales per supermarket were approximately $245,700 in fiscal 1999 versus $210,500 in fiscal 1998, reflecting a 16.7% increase. Sales in the U.S. decreased by $295.3 million or 3.6% compared to fiscal 1998. Sales in Canada increased $267.3 million or 14.0% from fiscal 1998.

     Gross margin as a percentage of sales decreased 4 basis points to 28.64% for the 52 week period of fiscal 1999 from 28.68% for the 52 week period of fiscal 1998. Margins were negatively impacted by accelerated inventory markdowns in stores that were identified for closure under GR I and the exit of the Atlanta market during the first quarter of fiscal 1999. The gross margin dollar decrease of $11.6 million resulted predominantly from lower sales volume. The U.S. operations gross margin decrease of $56.2 million resulted from lower sales volume, which impacted gross margin by $88.1 million, partially offset by an increase of $31.9 million from a higher gross margin rate. The Canadian operations gross margin increase of $44.6 million resulted from higher sales volume, which impacted gross margin by $56.7 million, and an increase of $6.4 million from fluctuations in the Canadian exchange rate. The increase was partially offset by a decrease of $18.5 million due to a lower gross margin rate.

     The SG&A expense decreased $280.9 million from fiscal 1998. As a percentage of sales, SG&A for fiscal 1999 decreased to 27.61% from 30.29% for the prior year. Fiscal 1998 SG&A includes charges of $224.6 million recorded in the third and fourth quarters to establish reserves relating to GR I. Also included in SG&A for fiscal 1998 are shut-down costs of stores and facilities amounting to $9.1 million relating to 66 stores and three facilities closed in the third and fourth quarters and $5.9 million of incurred professional fees associated with the identification and implementation of the store and facilities exit program. Further, SG&A for fiscal 1998 includes a $7.0 million write-down of property no longer held for a potential store site and a $4.0 million litigation charge.

     Fiscal 1999 SG&A includes additional GR I related costs totaling $74.6 million, including severance of $11.1 million which could not be accrued in fiscal 1998 because it did not meet the criteria under Emerging Issues Task Force ("EITF") 94-3, professional fees of $16.2 million associated with the implementation of the store exit program, transitionally higher labor costs of $14.0 million, costs of $19.7 million for the conversion of additional stores to the Food Basics format and $8.5 million of other miscellaneous operating costs incurred in connection with the closures. The $74.6 million also includes the costs of exiting the Atlanta market consisting of severance of $5.5 million and store occupancy cost of $11.5 million which relates principally to the present value of future lease obligations, partially offset by a gain of $11.9 million that resulted from the disposition of fixed and intangible assets.

     The total fiscal 1999 charge of $74.6 million is partially offset by a $21.9 million reversal of GR I charges originally recorded in fiscal 1998.

     Reference should be made to the "Store and Facilities Exiting Program - Great Renewal - Phase I" section of this Management's Discussion and Analysis for further details of the Company's exiting program.

     Excluding the non-recurring charges under GR I discussed above, fiscal 1999 SG&A decreased $82.6 million from fiscal 1998. As a percentage of sales, SG&A decreased from 27.83% to 27.09%. Fiscal 1999 results included higher SG&A of the stores identified for closure under GR I of $68.8 million, which represented 43.4% of the sales of those stores. Excluding the results of stores identified for closure and the non-recurring charges under GR I, fiscal 1999 SG&A as a percentage of sales was 26.83%.

     Interest expense increased $12.5 million from the previous year, primarily due to the additional present value interest related to the future lease obligations of the store exit programs as well as the issuance of $200 million of 9.375% senior quarterly interest bonds on August 6, 1999.

     Interest income decreased $0.4 million from the previous year, primarily due to a lower amount of short-term investments.

     For fiscal 1999, income before income taxes was $27.0 million compared to a loss of $229.3 million in fiscal 1998, an increase of $256.3 million. Income before taxes for U.S. operations was virtually break even compared to a loss of approximately $244 million in fiscal 1998. The Canadian income before taxes for fiscal 1999 amounted to $27.1 million, which was an increase of $12.3 million from the fiscal 1998 amount of approximately $14.8 million.

     The Company recorded an income tax provision amounting to $12.8 million in fiscal 1999 as compared to an income tax benefit of $162.1 million for fiscal 1998. The fiscal 1999 income tax provision of $12.8 million reflects the Company's estimated annual tax rates applied to its respective domestic and foreign operations. The effective tax rate for fiscal 1999 was 47.6%. The fiscal 1998 benefit of $162.1 million includes the reversal of the Canadian operation's deferred tax valuation allowance. During the first three quarters of fiscal 1998, the Company reversed approximately $9 million of the Canadian valuation allowance to the extent that the Canadian operations had taxable income. At the beginning of the fourth quarter of fiscal 1998, based upon Management's plan to close underperforming stores in Canada, the implementation of certain tax strategies and the continued performance improvements of the Canadian operations, Management concluded that it was more likely than not that the net deferred tax assets related to the Canadian operations would be realized. Accordingly, the Company reversed the remaining portion of the Canadian deferred tax valuation allowance amounting to approximately $60 million (see Note 8 - Income Taxes for further discussion). The deferred tax benefit recorded during fiscal 1998 for U.S. operations of approximately $103 million relates primarily to book and tax differences of the store and facilities exit costs.

     Based on these overall results, net income for fiscal 1999 was $14.1 million or $0.37 per share - basic and diluted, as compared to a net loss of $67.2 million or $1.75 per share - basic and diluted. The increase in net income of $81.3 million in fiscal 1999 from a net loss of $67.2 million in fiscal 1998 is primarily the result of improved same store sales, reduced operating costs and the decrease in the store and facilities exit costs. The increase is partially offset by a reduction in the number of open stores.


STORE AND FACILITIES EXITING PROGRAM - GREAT RENEWAL - PHASE I

     In May 1998, a sole Chief Executive Officer was named for the Company. Following the appointment, the Company initiated a vigorous assessment of all aspects of its business operations in order to identify the factors that were impacting the performance of the Company.

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

     As of February 27, 1999, the Company had closed and terminated operations with respect to the two warehouses and the coffee plant. The volume associated with the warehouses was transferred to other warehouses in close geographic proximity. Further, the manufacturing processes of the coffee plant have been transferred to the Company's remaining coffee processing facility. The processing associated with the Canadian bakery was outsourced in January 1999.

     In addition, in December 1998, the Company's Board of Directors approved a plan which included the exit of 127 underperforming stores throughout the United States and Canada and the disposal of two other properties. Included in the 127 stores were 31 stores representing the entire Richmond, Virginia market. Further, in January 1999, the Board of Directors approved the closure of five additional underperforming stores. In connection with the Company's plan to exit these 132 stores and the write-down of two properties, the Company recorded a charge in the fourth quarter of fiscal 1998 of approximately $215 million.

     This $215 million charge consisted of $8 million of severance (including pension withdrawal obligations), $1 million of facilities occupancy costs, $114 million of store occupancy costs, which principally relates to the present value of future lease obligations, net of anticipated sublease recoveries, which extend through fiscal 2028, an $83 million write-down of store fixed assets and a $9 million write-down to estimated fair value of two properties. To the extent fixed assets included in stores identified for closure could be utilized in other continuing stores, the Company transferred those assets to continuing stores. The Company planned to scrap fixed assets that could not be transferred, and accordingly, the write-down was calculated based upon an estimated scrap value. This fourth quarter charge of $215 million was reduced by approximately $2 million in fiscal 1998 due to changes in estimates of pension withdrawal liabilities and fixed asset write-downs from the time the original charge was recorded. The net charge of $213 million is included in "Store operating, general and administrative expense" in the Company's Statements of Consolidated Operations for fiscal 1998.

     In addition to the charges recorded in fiscal 1998, there were other charges related to the plan which could not be accrued for at February 27, 1999 because they did not meet the criteria for accrual under EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity (Including Certain Costs Incurred in a Restructuring)". Such costs have been expensed as incurred as the plan was being executed. During fiscal 1999, the Company recorded an additional pretax charge of $11 million for severance related to the 132 stores. No additional expense was recorded during fiscal 2000.

     In April 1999, the Company announced that it had reached definitive agreements to sell 14 stores in the Atlanta, Georgia market, two of which were previously included in the Company's store exit program. In conjunction with the sale, the Company decided to exit the entire Atlanta market and close the remaining 22 stores, as well as the distribution center and administrative office. Accordingly, at the time of the announcement, the Company recorded a fiscal 1999 first quarter net pretax charge of approximately $5 million. This charge was comprised of severance of $6 million and future lease commitments of $11 million, partially offset by a $12 million gain related to the disposition of fixed and intangible assets. The net charge is included in "Store operating, general and administrative expense" in the Company's Statements of Consolidated Operations for fiscal 1999.

     As of February 24, 2001, the Company has closed 165 stores, including 34 stores in the Atlanta, Georgia market and 31 stores in the Richmond, Virginia market.

     From the time of the original charges through the end of fiscal 2000, $28 million of the total severance charges had been paid, which resulted from the termination of approximately 3,400 employees. The remaining severance liability relates to future obligations for early withdrawals from multi-employer union pension plans.

      At each balance sheet date, Management assesses the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. The Company has made favorable progress to date in marketing and subleasing the closed stores. As a result, in the third quarter of fiscal 1999, the Company recorded a net reduction in SG&A of $21.9 million to reverse a portion of the $215 million restructuring charge recorded in fiscal 1998. This amount represents a $22.2 million reduction in SG&A for lower store occupancy costs resulting primarily from earlier than anticipated lease terminations and subleases. The credit is partially offset by $0.3 million of additional fixed asset write-downs resulting from lower than anticipated proceeds from the sale of fixed assets. Additionally, in fiscal 2000, the Company recorded a net reduction in SG&A of $3.1 million to reverse a portion of the $215 million restructuring charge recorded in fiscal 1998. The reversal is primarily the result of a change in estimate resulting from the sale of one of the Company's warehouses sold during the first quarter of fiscal 2000.

     Based upon current available information, Management evaluated the reserve balance of $85.6 million as of February 24, 2001 and has concluded that it is adequate. The Company will continue to monitor the status of the vacant properties and further adjustments to the reserve balance may be recorded in the future, if necessary.


SUPPLY CHAIN INITIATIVE - GREAT RENEWAL - PHASE II

     On March 13, 2000, the Company announced GR II, a major initiative to develop a state-of-the-art supply chain and business management infrastructure.

     Overall, the Company expects to achieve substantial cash benefits resulting from improved margins, lower operating expenses, reduced working capital and better product availability. After implementation, the Company expects to significantly raise the level of ongoing annual operating income.

     Costs related to implementing GR II reduced net earnings for fiscal 2000 by $1.15 per share. The Company expects the cost of implementing GR II to reduce net earnings for fiscal 2001 by approximately $1.50 per share.

     A team of A&P executives representing all key business functions is working with a team of strategic alliance consultants concentrating on the food and drug retailing industry formed by information technology industry leaders. This combined team is upgrading all processes and business systems related to the flow of information and products between A&P-operated offices, distribution points and stores; and between the Company and its suppliers. Such business processes support Store Operations, Marketing and Merchandising, Supply and Logistics, People Resources & Services, Finance and the enabling technologies.


LIQUIDITY AND CAPITAL RESOURCES

   The Company had working capital of $94.4 million at February 24, 2001 compared to $98.3 million at February 26, 2000. The Company had cash and short-term investments aggregating $131.6 million at the end of fiscal 2000 compared to $124.6 million as of fiscal 1999 year end. The Company had no short-term investments at February 24, 2001 compared to $26.9 million at February 26, 2000. Working capital of $94.4 million at February 24, 2001 includes approximately $28 million of assets held for sale within "Prepaid expenses and other current assets" on the Company's Consolidated Balance Sheets relating to assets to be sold and leased back in early fiscal 2001 (see Note 14
- Sale-Leaseback Transaction for further details). Excluding the assets held for sale, the decrease in working capital is attributable primarily to decreases in short-term investments, accounts receivable and inventories partially offset by an increase in cash and a decrease in accounts payable.

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

     At February 24, 2001, the Company had an unsecured five year $498 million revolving credit agreement (the "Unsecured Credit Agreement") which was to expire June 10, 2002 with a syndicate of banks, enabling it to borrow funds on a revolving basis sufficient to refinance short-term borrowings. This agreement was subsequently replaced by a secured revolving credit agreement described below. As of February 24, 2001, the Unsecured Credit Agreement was comprised of the U.S. credit agreement amounting to $415 million and the Canadian credit agreement amounting to C$121 million (U.S. $83 million). As of February 24, 2001, the Company had $190 million of borrowings under the Unsecured Credit Agreement consisting of $145 million under the U.S. credit agreement and C$69 million (U.S. $45 million) under the Canadian credit agreement. This compared to borrowings of $60 million under the U.S. credit agreement and no borrowings under the Canadian credit agreement at February 26, 2000.

     On February 23, 2001, the Company executed an agreement with a syndicate of banks to replace the Unsecured Credit Agreement with a $425 million secured revolving credit agreement (the "Secured Credit Agreement") expiring December 31, 2003. The outstanding borrowings under the Unsecured Credit Agreement were refinanced with this new facility. This agreement is secured primarily by inventory and company-owned real estate. The Secured Credit Agreement was comprised of a U.S. credit agreement amounting to $340 million and a Canadian credit agreement amounting to C$131 million (U.S. $85 million). Upon execution of the Secured Credit Agreement, the syndicate was instructed to fund the Company in an amount sufficient to repay the entire outstanding balance on the Unsecured Credit Agreement. Such funding took place on February 28, 2001. If the repayment of the Unsecured Credit Agreement had been funded on February 24, 2001, after reducing availability for outstanding letters of credit, availability under the new facility would have been $183 million.

     The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum fixed charge coverage and maximum levels of leverage and capital expenditures. During the fourth quarter of fiscal 2000, the Company negotiated the aforementioned Secured Credit Agreement to replace its prior facility. This agreement includes covenants, terms and conditions which reflect the Company's current operating performance and capital programs. At February 24, 2001, the Company was in compliance with the covenants on the notes and the Secured Credit Agreement.

     As described in Note 12 of the Consolidated Financial Statements for the fiscal year ended February 24, 2001, during fiscal 2000, an agreement was entered into which provides financing for software purchases and hardware leases primarily relating to the GR II. Presently, software purchases and hardware leases will be financed at an effective rate of 8.49% per annum. Software purchases and hardware leases will occur from time to time over the next four years. Equal monthly payments of $1.4 million are currently being made. Such payments are subject to change based upon the timing and amount of such funding. As of February 24, 2001, $26.8 million was funded for software purchases and hardware with a total fair market value of $10.7 million had been leased.

     On November 1, 2000, the Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Limited, repaid its outstanding $75 million 5 year Notes denominated in U.S. dollars. The repayment of these Notes was funded by the Unsecured Credit Agreement at an average rate of 6.55%.

     The Company has filed two Shelf Registration Statements dated January 23, 1998 and June 23, 1999, allowing it to offer up to $350 million of debt and/or equity securities as of February 24, 2001 at terms determined by market conditions at the time of sale.

     As described in Note 14 of the Consolidated Financial Statements for the fiscal year ended February 24, 2001, on December 29, 2000 and February 16, 2001, the Company sold 12 properties and simultaneously leased them back from the purchaser. Net proceeds received by the Company relating to this transaction amounted to $113 million. The Company has or expects to enter into similar transactions with six other owned properties in fiscal 2001 with expected gross proceeds of $30-$40 million.

     During fiscal 2000, the Company funded its capital expenditures, debt repayments, cash dividends and GR II expenses through internally generated funds combined with proceeds from disposals of property, bank borrowings, and revolving lines of credit. Capital expenditures totaled $416 million during fiscal 2000, which included 47 new supermarkets, and 45 major remodels or enlargements, and the Company's capital expenditures related to GR II.

     For fiscal 2001, the Company plans to incur approximately $100 million, before tax benefits, in cash expenditures relating to GR II.

     In addition to GR II, for fiscal 2001, the Company has planned capital expenditures of approximately $275 million which includes costs to open 25 new supermarkets. The Company currently expects to close a total of approximately 25 to 30 stores in fiscal 2001.

     On December 5, 2000, the Board of Directors voted to discontinue payment of the quarterly cash dividend on its common stock. Prior to that, three quarterly cash dividends of $0.10 per share amounting to $11.5 million were declared and paid in fiscal 2000.

     On September 7, 2000, Standard & Poor's Ratings Group ("S&P") lowered its rating on the Company's debt to BB stable. On December 15, 2000, Moody's Investors Service ("Moody's") lowered its rating on the Company's debt to Ba3 under continued review. On December 22, 2000, S&P lowered its rating on the Company's debt to BB with negative implications. On February 2, 2001, Moody's lowered its rating on the Company's debt to B2. Future rating changes could affect the availability and cost of financing to the Company.

     The Company believes that its current cash resources, including the funds available under the Secured Credit Agreement, together with cash generated from operations, will be sufficient for the Company's 2001 GR II and other capital expenditure programs and mandatory scheduled debt repayments throughout fiscal 2001.


MARKET RISK

     Market risk represents the risk of loss from adverse market changes that may impact the consolidated financial position, results of operations or cash flows of the Company. Among other possible market risks, the Company is exposed to such risk in the areas of interest rates and foreign currency exchange rates.


Interest Rates

     The Company's exposure to market risk for changes in interest rates relates primarily to the Company's debt obligations. The Company has no cash flow exposure due to rate changes on its $700 million in notes as of February 24, 2001 because they are at fixed interest rates. However, the Company does have cash flow exposure on its committed and uncommitted bank lines of credit due to its variable LIBOR pricing. Accordingly, as of February 24, 2001, a 1% change in LIBOR will result in interest expense fluctuating $1.9 million.

Foreign Exchange Risk

     The Company is exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. For the fiscal year ended February 24, 2001, a change in the Canadian currency of 10% would have resulted in a fluctuation in net income of $1.9 million. The Company does not believe that a change in the Canadian currency of 10% will have a material effect on the financial position or cash flows of the Company.


IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This Statement requires that all derivative instruments be measured at fair value and recognized in the Consolidated Balance Sheets as either assets or liabilities. In addition, the accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and the resulting designation. For a derivative designated as a hedge, the change in fair value will be recognized as a component of other comprehensive income; for a derivative not designated as a hedge, the change in the fair value will be recognized in the Statements of Consolidated Operations.

     In June 1999, the FASB issued SFAS No. 137, "Accounting For Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" which delayed the adoption of SFAS 133 for one year, to fiscal years beginning after June 15, 2000.

     In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Financial Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133". This Statement amends the accounting and reporting standards of SFAS 133 for certain derivative instruments, for certain hedging activities and for decisions made by the FASB relating to the Derivatives Implementation Group ("DIG") process. Certain decisions arising from the DIG process that required specific amendments to SFAS 133 were incorporated into this Statement. The Company is required to adopt SFAS 133 as amended in the first quarter of fiscal 2001. At February 24, 2001, the Company did not have any derivative instruments that would result in a transition adjustment upon the adoption of this standard on February 25, 2001. However, the DIG is continually interpreting SFAS 133. Contracts that the Company has concluded are not derivatives could potentially be classified as derivatives based on new interpretive guidance.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 was issued to provide guidance in applying generally accepted accounting principles to the large number of revenue recognition issues that registrants encounter, including nonrefundable, up-front fees and the disclosure of judgements as to the appropriateness of the principles relating to revenue recognition accounting policies. Since the issuance of SAB 101, the Staff has received requests from a number of groups asking for additional time to determine the effects, if any, on registrants' revenue recognition practices and as such, the SEC has delayed the implementation date of SAB 101 until no later than the fourth quarter of fiscal years beginning after December 15, 1999. The Company has evaluated the impact of this Staff Accounting Bulletin and has concluded that it has no effect on the Consolidated Financial Statements. Retail revenue is recognized at point of sale while wholesale revenue is recognized in accordance with its terms, when goods are shipped. Vendor allowances and credits that relate to the Company's buying and merchandising activities are recognized as earned.

     In May 2000, the EITF issued No. 00-14 "Accounting for Certain Sales Incentives". The EITF reached a consensus on several issues involving the accounting and income statement classification of rebates, coupons and other discounts. The Company has evaluated the impact of this issue and has concluded that it has no effect on the accounting or classification of sales incentives because coupons issued by the Company are recorded upon redemption as a reduction of sales.


CAUTIONARY NOTE

     This report contains certain forward-looking statements about the future performance of the Company which are based on Management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company's principal markets; the Company's relationships with its employees and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the Company's cost of capital and the ability of the Company to access the public debt and equity markets to refinance indebtedness and fund the Company's capital expenditure programs on satisfactory terms; supply or quality control problems with the Company's vendors and changes in economic conditions which affect the buying patterns of the Company's customers.












                    The Great Atlantic & Pacific Tea Company, Inc.
                         Statements of Consolidated Operations
                   (Dollars in thousands, except per share amounts)


                                               52 Weeks Ended
                             ---------------------------------------------------
                              Feb. 24, 2001     Feb. 26, 2000      Feb. 27, 1999
                              -------------     -------------      -------------

Sales                         $  10,622,866     $  10,151,334       $10,179,358
Cost of merchandise
   sold                          (7,594,450)       (7,243,718)       (7,260,110)
                                 ----------        ----------        ----------
Gross margin                      3,028,416         2,907,616         2,919,248
Store operating, general
   and administrative
   expense                       (2,978,223)       (2,802,786)       (3,083,639)
                                 ----------        ------------      -----------

Income (loss) from
   operations                        50,193           104,830          (164,391)
Interest expense                    (96,088)          (84,045)          (71,497)
Interest income                       6,222             6,218             6,604
                                 ----------        ------------      -----------
(Loss) income before
 income taxes                       (39,673)           27,003          (229,284)
Benefit from (provision
 for) income taxes                   14,605           (12,843)          162,120
                                 -----------     ------------       -----------
Net (loss) income                $  (25,068)     $     14,160       $   (67,164)
                                 ===========     ============       ===========

Net (loss) income per share - basic
   and diluted                   $  (0.65)         $    0.37         $  (1.75)
                                 ==========        ==========        =========

Weighted average common shares
   outstanding - basic           38,347,216        38,330,379        38,273,859
                                 ==========        ==========        ==========

Weighted average common shares
   outstanding - diluted         38,347,216        38,415,420        38,273,859
                                 ==========        ==========        ==========






                    See Notes to Consolidated Financial Statements.

                    The Great Atlantic & Pacific Tea Company, Inc.
Statements of Consolidated Stockholders' Equity and Comprehensive (Loss) Income
                     (Dollars in thousands, except share amounts)



                                            Una-      Accumu
                                         mortized     lated
                                          value of    other
                                  Addit-  restrict-   compre-            Total
                Common Stock      ional     ed       hensive             stock-
               ---------------   paid-in   stock     (loss)/  Retained  holders'
               Shares   Amount   capital   grant     income   earnings   equity
               ------   ------   ------- ---------  --------  --------  --------


Balance at
  2/29/98   38,252,966 $38,253  $453,894 $     -   $(61,025) $495,510  $926,632
Net loss                                                      (67,164)  (67,164)
Stock
  options
  exercised     37,750      38     1,077                                  1,115
Comprehensive
  loss                                               (8,014)             (8,014)
Cash dividends                                                (15,312)  (15,312)
            ---------  -------   -------  -------- ---------  -------  ---------
Balance at
  2/27/99   38,290,716  38,291   454,971       -    (69,039)  413,034   837,257

Net income                                                     14,160    14,160
Stock
  options
  exercised     56,500      56     1,499                                  1,555
Issuance of
  20,000
  shares of
  restricted
  common
  stock         20,000      20       631       (651)                          -
Amortization
  of restricted
  stock grant                                   210                         210
Comprehensive
  income                                              8,343               8,343
Cash dividends                                                (15,333)  (15,333)
            ----------   ------   -------    ------ -------   -------  ---------
Balance at
  2/26/00   38,367,216   38,367   457,101      (441)(60,696)  411,861   846,192

Net loss                                                      (25,068)  (25,068)
Forfeiture
  of restricted
  stock
  grant        (20,000)     (20)     (631)      441                        (210)
Comprehensive
  loss                                               (12,112)           (12,112)
Cash dividends                                                (11,505)  (11,505)
             ---------  -------  -------      -----  --------  -------  --------
Balance at
  2/24/01   38,347,216  $38,347  $456,470     $   -  $(72,808) $375,288 $797,297
            ==========  =======  ========     =====  ========  ======== ========



                                                        52 Weeks Ended
                                               ---------------------------------
                                               02/24/01   02/26/00     02/27/99
                                               --------   --------     --------
Comprehensive (loss) income

Net (loss) income                              $(25,068)   $14,160     $(67,164)
                                               --------    -------     --------
  Foreign currency translation adjustment       (14,802)     6,784       (9,936)
  Minimum pension liability adjustment            2,690      1,559        1,922
                                                -------     ------      -------
Other comprehensive (loss) income               (12,112)     8,343       (8,014)
                                                -------     ------      -------
Total comprehensive (loss) income              $(37,180)   $22,503     $(75,178)
                                               ========    =======     ========



                    See Notes to Consolidated Financial Statements.

                    The Great Atlantic & Pacific Tea Company, Inc.
                              Consolidated Balance Sheets
                     (Dollars in thousands, except share amounts)

                                                  Feb. 24, 2001    Feb. 26, 2000
                                                  -------------    -------------


Assets
Current assets:
   Cash and short-term investments                  $131,550          $124,603
   Accounts receivable                               183,382           227,078
   Inventories                                       783,758           791,150
   Prepaid expenses and other current assets         103,164            80,052
                                                     -------           -------
    Total current assets                           1,201,854         1,222,883
                                                   ---------         ---------
Property:
   Land                                              107,893           137,672
   Buildings                                         359,275           420,345
   Equipment and leasehold improvements            2,388,366         2,274,349
                                                   ---------         ---------
    Total-at cost                                  2,855,534         2,832,366
   Less accumulated depreciation and amortization (1,050,279)       (1,042,704)
                                                  ----------        ----------
    Property owned                                 1,805,255         1,789,662
   Property leased under capital leases               84,758            94,146
                                                     -------           -------
Property-net                                       1,890,013         1,883,808
Other assets                                         217,936           228,834
                                                     -------           -------
   Total assets                                   $3,309,803        $3,335,525
                                                  ==========        ==========

Liabilities and Stockholders' Equity
Current liabilities:
   Current portion of long-term debt                 $ 6,195           $ 2,382
   Current portion of obligations under
     capital leases                                   11,634            11,327
   Accounts payable                                  566,482           583,142
   Book overdrafts                                   108,448           112,465
   Accrued salaries, wages and benefits              158,450           155,649
   Accrued taxes                                      62,169            51,611
   Other accruals                                    194,106           208,002
                                                     -------           -------
    Total current liabilities                      1,107,484         1,124,578
                                                   ---------         ---------
Long-term debt                                       915,321           865,675
Long-term obligations under capital leases           106,797           117,870
Other non-current liabilities                        382,904           381,210
                                                     -------           -------
   Total liabilities                               2,512,506         2,489,333
                                                   ---------         ---------
Commitments and contingencies

Stockholders' equity:
   Preferred stock-no par value;
     authorized - 3,000,000
     shares; issued - none                                -                 -
   Common stock - $1 par value;
     authorized - 80,000,000
     shares; issued and outstanding - 38,347,216 and
     38,367,216 shares at February 24, 2001 and
     February 26, 2000, respectively                  38,347            38,367
   Additional paid-in capital                        456,470           457,101
   Unamortized value of restricted stock grant           -                (441)
   Accumulated other comprehensive loss              (72,808)          (60,696)
   Retained earnings                                 375,288           411,861
                                                     -------           -------
    Total stockholders' equity                       797,297           846,192
                                                     -------           -------
   Total liabilities and stockholders' equity     $3,309,803        $3,335,525
                                                  ==========        ==========


                    See Notes to Consolidated Financial Statements.

                    The Great Atlantic & Pacific Tea Company, Inc.
                         Statements of Consolidated Cash Flows
                                (Dollars in thousands)

                                                        52 Weeks Ended
                                              ----------------------------------
                                               Feb. 24,    Feb. 26,    Feb. 27,
                                                 2001        2000        1999
                                              ----------  ----------  ----------
Cash Flows From Operating Activities:
Net (loss) income                              $(25,068)   $ 14,160    $(67,164)
Adjustments to reconcile net (loss) income
  to cash provided by operating activities:
   Store/Facilities exit charge
     and asset write-off                         (3,104)     14,078     224,580
   Environmental charge                           4,329         -           -
   Depreciation and amortization                255,771     232,712     233,663
   Deferred income tax (benefit) provision      (18,136)      8,258    (165,672)
   Loss (gain) on disposal of owned property
     and write-down of property, net              4,263      (2,973)      4,541
   Decrease (increase) in receivables            41,085     (23,041)     19,562
   (Increase) decrease in inventories              (336)     60,026      34,762
   Decrease in prepaid expenses and other
     current assets                               4,903       2,392       6,816
   (Increase) decrease in other assets           (7,648)    (16,630)      2,071
   Increase in accounts payable                   5,443      16,546     122,251
   Increase in accrued expenses                  13,104       4,797       2,633
   (Decrease) increase in other accruals        (25,644)        518      43,604
   Increase in other non-current liabilities      2,353       5,432      28,203
   Other, net                                     2,446      (1,615)     (2,764)
                                               --------    --------    --------
Net cash provided by operating activities       253,761     314,660     487,086
                                               --------    --------    --------

Cash Flows From Investing Activities:
   Expenditures for property                   (415,842)   (479,572)   (438,345)
   Proceeds from disposal of property           150,255     101,319      12,546
                                               --------    --------    --------
Net cash used in investing activities          (265,587)   (378,253)   (425,799)
                                               --------    --------    --------

Cash Flows From Financing Activities:
   Proceeds under revolving lines of credit     817,447     165,102     451,523
   Payments on revolving lines of credit       (602,307)   (235,150)   (411,632)
   Proceeds from long-term borrowings             4,981     206,010       3,685
   Payments on long-term borrowings            (166,670)     (4,975)    (22,456)
   Principal payments on capital leases         (11,252)    (11,968)    (12,139)
   (Decrease) increase in book overdrafts        (3,298)    (49,354)     12,079
   Deferred financing fees                       (6,428)     (6,298)        -
   Proceeds from stock options exercised            -         1,555       1,115
   Cash dividends                               (11,505)    (15,333)    (15,312)
                                               --------    --------    --------
Net cash provided by financing activities        20,968      49,589       6,863
                                               --------    --------    --------
Effect of exchange rate changes on cash and
   short-term investments                        (2,195)      1,797      (2,277)
                                               --------    --------    --------
Net increase (decrease) in cash and
   short-term investments                         6,947     (12,207)     65,873
Cash and short-term investments at
   beginning of year                            124,603     136,810      70,937
                                                -------     -------      ------
Cash and short-term investments at end of year $131,550    $124,603    $136,810
                                               ========    ========    ========

                    See Notes to Consolidated Financial Statements.


                   The Great Atlantic & Pacific Tea Company, Inc.
                      Notes to Consolidated Financial Statements
             (Dollars in thousands, except share amounts, and where noted)

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation
---------------------
     The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company operates retail supermarkets in the United States and Canada. The U.S. operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest. See the following footnotes for additional information on the Canadian Operations: Note 4 - Wholesale Franchise Business, Note 5 - Indebtedness, Note 8 - Income Taxes, Note 9 - Retirement Plans and Benefits, and Note 13 - Operating Segments. The principal stockholder of the Company, Tengelmann Warenhandelsgesellschaft, owned 56.6% of the Company's common stock as of February 24, 2001.

Fiscal Year
-----------
     The Company's fiscal year ends on the last Saturday in February. Fiscal 2000 ended February 24, 2001, fiscal 1999 ended February 26, 2000 and fiscal 1998 ended February 27, 1999. Fiscal 2000, fiscal 1999 and fiscal 1998 were each comprised of 52 weeks.

Revenue Recognition
-------------------
     Retail revenue is recognized at point-of-sale while wholesale revenue is recognized in accordance with its terms, when goods are shipped.

Cash and Short-term Investments
-------------------------------
     Short-term investments that are highly liquid with an original maturity of three months or less are included in "Cash and short-term investments" and are deemed to be cash equivalents.

Inventories
-----------
     Store inventories are valued principally at the lower of cost or market with cost determined under the retail method. Warehouse and other inventories are valued primarily at the lower of cost or market with cost determined on a first-in, first-out basis. Inventories of certain acquired companies are valued using the last-in, first-out method, which was their practice prior to acquisition. See Note 3 - Inventory for additional information regarding the Company's use of the last-in, first-out method.

Advertising Costs
-----------------
     Advertising costs are expensed as incurred. The Company recorded advertising expense of $147 million, $139 million and $136 million for fiscal 2000, 1999 and 1998, respectively.

Pre-opening Costs
-----------------
     The costs of opening new stores are expensed as incurred.

Software Costs
--------------
     The Company capitalizes externally purchased software and amortizes it over three years. Amortization expense for fiscal 2000, 1999 and 1998 was $1.4 million, $0.9 million and $0.8 million, respectively.


     Effective February 29, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the capitalization of certain internally generated software costs. In fiscal 2000, 1999 and 1998, the Company capitalized $3.7 million, $0.9 million and $1.4 million, respectively, of such software costs. Such software is amortized over three years and for fiscal 2000, 1999 and 1998, the Company recorded amortization expense of $0.7 million, $0.5 million and $0.1 million, respectively.

Earnings Per Share
------------------
     The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the Statements of Consolidated Operations and requires a reconciliation of the numerators and denominators of the basic and diluted EPS calculations. Basic EPS is computed by dividing net income by the weighted average shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised and converted to common stock.

     The weighted average shares outstanding utilized in the basic EPS calculation were 38,347,216 for fiscal 2000, 38,330,379 for fiscal 1999 and 38,273,859 for fiscal 1998. The common stock equivalents that were added to the weighted average shares outstanding for purposes of diluted EPS were 85,041 for fiscal 1999. The common stock equivalents for fiscal 2000 and 1998 would have been 14,478 and 47,772, respectively; however, such shares were antidilutive and thus excluded from the diluted EPS calculation.

Excess of Cost over Net Assets Acquired
---------------------------------------
     The excess of cost over fair value of net assets acquired is amortized on a straight-line basis between fifteen to forty years. The Company recorded amortization expense of $1.5 million for both fiscal 2000 and 1998 and $1.2 million for fiscal 1999. The book value of excess of cost over net assets acquired at February 24, 2001 and February 26, 2000 was $34.2 million and $34.1 million, net of accumulated amortization relating to goodwill of $12.5 million and $11.1 million, respectively.

     At each balance sheet date, Management reassesses the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on an undiscounted basis. If the results of such comparison indicate that an impairment may exist, the Company will recognize a charge to operations at that time based upon the difference between the present value of the expected cash flows from future operating results (utilizing a discount rate equal to the Company's average cost of funds at that time) and the balance sheet value. The recoverability of goodwill is at risk to the extent the Company is unable to achieve its forecast assumptions regarding cash flows from operating results. At February 24, 2001, the Company estimates that the cash flows projected to be generated by the respective businesses on an undiscounted basis should be sufficient to recover the existing goodwill balance over its remaining life.

Long-Lived Assets
-----------------
     The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows.

     The Company recorded impairment losses during the year ended February 24, 2001 related to the sale leaseback transaction (see Note 14 - Sale-Leaseback Transaction for further details) and during the year ended February 27, 1999 related to its store and facility exit initiative (see Note 2 - Store and Facilities Exit Costs for further details).

Properties
----------
     Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment based on lives varying from three to ten years. Real property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. During fiscal 2000, 1999 and 1998, the Company disposed of and/or wrote down certain assets which resulted in a pretax net loss of $4 million, a pretax net gain of $3 million, and a pretax net loss of $5 million, respectively.

Income Taxes
------------
     The Company provides deferred income taxes on temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Current Liabilities
-------------------
     Certain accounts payable checks issued but not presented to banks frequently result in negative book balances for accounting purposes. Such amounts are classified as "Book overdrafts" in the Consolidated Balance Sheets.

     The Company accrues for vested and non-vested vacation pay. Liabilities for compensated absences of $81.7 million and $78.8 million at February 24, 2001 and February 26, 2000, respectively, are included in the balance sheet caption "Accrued salaries, wages and benefits".

Stock-Based Compensation
------------------------
     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") with pro forma disclosure of net income and earnings per share as if the fair value based method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") had been applied.

Comprehensive Income
--------------------
     Effective March 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This statement requires that all components of comprehensive income be reported prominently in the financial statements. Currently, the Company has other comprehensive income relating to foreign currency translation adjustment and minimum pension liability adjustment.

     Accumulated other comprehensive loss as of February 24, 2001 includes foreign currency translation of $72.7 million and an additional minimum pension liability of less than $0.1 million. Accumulated other comprehensive loss as of February 26, 2000 includes foreign currency translation of $58.0 million and an additional minimum pension liability of $2.7 million, net of income tax benefit of $2.2 million. Accumulated other comprehensive loss as of February 27, 1999 includes foreign currency translation of $64.8 million and an additional minimum pension liability of $4.3 million, net of income tax benefit of $3.4 million.

Use of Estimates
----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Reclassifications
-----------------
     Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year's presentation.

New Accounting Pronouncements Not Yet Adopted
---------------------------------------------
     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. In addition, the accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and the resulting designation. For a derivative designated as a hedge, the change in fair value will be recognized as a component of other comprehensive income; for a derivative not designated as a hedge, the change in the fair value will be recognized in the Statements of Consolidated Operations.

     In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" which delayed the adoption of SFAS 133 for one year, to fiscal years beginning after June 15, 2000.

     In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Financial Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133". This Statement amends the accounting and reporting standards of SFAS 133 for certain derivative instruments, for certain hedging activities and for decisions made by the FASB relating to the Derivatives Implementation Group ("DIG") process. Certain decisions arising from the DIG process that required specific amendments to SFAS 133 were incorporated into this Statement. The Company is required to adopt SFAS 133 as amended in the first quarter of fiscal 2001. At February 24, 2001, the Company did not have any derivative instruments that would result in a transition adjustment upon the adoption of this standard on February 25, 2001. However, the DIG is continually interpreting SFAS 133. Contracts that the Company has concluded are not derivatives could potentially be classified as derivatives based on new interpretive guidance.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 was issued to provide guidance in applying generally accepted accounting principles to the large number of revenue recognition issues that registrants encounter, including nonrefundable, up-front fees and the disclosure of judgements as to the appropriateness of the principles relating to revenue recognition accounting policies. Since the issuance of SAB 101, the Staff has received requests from a number of groups asking for additional time to determine the effects, if any, on registrants' revenue recognition practices and as such, the SEC has delayed the implementation date of SAB 101 until no later than the fourth quarter of fiscal years beginning after December 15, 1999. The Company has evaluated the impact of this Staff Accounting Bulletin and has concluded that it has no effect on the Consolidated Financial Statements. Retail revenue is recognized at point of sale while wholesale revenue is recognized in accordance with its terms, when goods are shipped. Vendor allowances and credits that relate to the Company's buying and merchandising activities are recognized as earned.

     In May 2000, the Emerging Issues Task Force ("EITF") issued No. 00-14 "Accounting for Certain Sales Incentives". The EITF reached a consensus on several issues involving the accounting and income statement classification of rebates, coupons and other discounts. The Company has evaluated the impact of this issue and has concluded that it has no effect on the accounting or classification of sales incentives because coupons issued by the Company are recorded upon redemption as a reduction of sales.


Note 2 - Store and Facilities Exit Costs (Great Renewal - Phase I)

     In May 1998, the Company initiated a vigorous assessment of all aspects of its business operations in order to identify the factors that were impacting the performance of the Company.

     As a result of the above assessment, in the third quarter of fiscal 1998, the Company decided to exit two warehouse facilities and a coffee plant in the U.S., and a bakery plant in Canada. In connection with the exit plan, the Company recorded a charge of approximately $11 million which is included in "Store operating, general and administrative expense" in the Company's Statements of Consolidated Operations for fiscal 1998. The $11 million charge was comprised of $7 million of severance, $3 million of facilities occupancy costs for the period subsequent to closure and $1 million to write-down the facilities to their estimated fair value.

     As of February 27, 1999, the Company had closed and terminated operations with respect to the two warehouses and the coffee plant. The volume associated with the warehouses was transferred to other warehouses in close geographic proximity. Further, the manufacturing processes of the coffee plant were transferred to the Company's remaining coffee processing facility. The processing associated with the Canadian bakery was outsourced in January 1999.

     In addition, in December 1998, the Company's Board of Directors approved a plan which included the exit of 127 underperforming stores throughout the United States and Canada and the disposal of two other properties. Included in the 127 stores were 31 stores representing the entire Richmond, Virginia market. Further, in January 1999, the Board of Directors approved the closure of five additional underperforming stores. In connection with the Company's plan to exit these 132 stores and the write-down of two properties, the Company recorded a charge in the fourth quarter of fiscal 1998 of approximately $215 million.

     This $215 million charge consisted of $8 million of severance (including pension withdrawal obligations), $1 million of facilities occupancy costs, $114 million of store occupancy costs, which principally relates to the present value of future lease obligations, net of anticipated sublease recoveries, which extend through fiscal 2028, an $83 million write-down of store fixed assets and a $9 million write-down to estimated fair value of two properties. To the extent fixed assets included in those stores identified for closure could be utilized in other continuing stores, the Company transferred those assets to continuing stores. The Company planned to scrap fixed assets that could not be transferred, and accordingly, the write-down was calculated based upon an estimated scrap value. This fourth quarter charge of $215 million was reduced by approximately $2 million in fiscal 1998 due to changes in estimates of pension withdrawal liabilities and fixed asset write-downs from the time the original charge was recorded. The net charge of $213 million is included in "Store operating, general and administrative expense" in the Company's Statements of Consolidated Operations for fiscal 1998.

     In addition to the charges recorded in fiscal 1998, there were other charges related to the plan which could not be accrued for at February 27, 1999 because they did not meet the criteria for accrual under EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity (Including Certain Costs Incurred in a Restructuring)". Such costs have been expensed as incurred as the plan was being executed. During fiscal 1999, the Company recorded an additional pretax charge of $11 million for severance related to the 132 stores. No additional charges were recorded during fiscal 2000.

     In April 1999, the Company announced that it had reached definitive agreements to sell 14 stores in the Atlanta, Georgia market, two of which were previously included in the Company's store exit program. In conjunction with the sale, the Company decided to exit the entire Atlanta market and close the remaining 22 stores, as well as the distribution center and administrative office. Accordingly, at the time of the announcement, the Company recorded a fiscal 1999 first quarter net pretax charge of approximately $5 million. This charge was comprised of severance of $6 million and future lease commitments of $11 million, partially offset by a $12 million gain related to the disposition of fixed and intangible assets. The net charge is included in "Store operating, general and administrative expense" in the Company's Statements of Consolidated Operations for fiscal 1999.

     The Company paid $28 million of the total severance charges from the time of the original charges through the end of fiscal 2000, which resulted from the termination of approximately 3,400 employees. The remaining severance liability relates to future obligations for early withdrawals from multi-employer union pension plans.

     The following reconciliation summarizes the activity related to the aforementioned charges since their initial recording:

                                           Severance
                      Store      Fixed        and      Facilities
                    Occupancy    Assets    Benefits    Occupancy      Total
                  ------------ ---------   ---------  ------------    ------


Original Charge     $113,732    $93,355      $15,102      $4,018    $226,207
Addition (1)           1,900         -            -           -        1,900
Utilization           (1,100)   (92,639)      (3,794)       (311)    (97,844)
Adjustment (2)            -        (716)      (1,242)        331      (1,627)
                     -------     ------      -------      ------     -------

Reserve Balance at
   Feb. 27, 1999     114,532         -        10,066       4,038     128,636
Addition (1)          15,730         -        17,060       3,188      35,978
Utilization           (4,614)(3)   (295)     (19,626)     (3,659)    (28,194)
Adjustment (2)       (22,195)       295           -           -      (21,900)
                     -------     ------      -------      ------     -------

Reserve Balance at
   Feb. 26, 2000     103,453         -         7,500       3,567     114,520
Addition (1)           5,062         -           -            -        5,062
Utilization (4)      (25,654)        -        (4,779)       (463)    (30,896)
Adjustment (2)           -           -           -        (3,104)     (3,104)
                     -------     -------     -------      ------     -------

Reserve Balance at
   Feb. 24, 2001     $82,861     $   -       $ 2,721      $   -      $85,582
                     =======     =======     =======      ======     =======


(1) The additions to store occupancy of $1.9 million and $5.1 million during fiscal 1998 and 2000 represent the present value of accrued interest related to lease obligations. The fiscal 1999 addition represents an increase to the store occupancy reserve for the present value of accrued interest of $7.4 million, additional severance cost of $11.5 million and the cost of exiting the Atlanta market (including store occupancy of $8.3 million, severance of $5.6 million and facilities costs of $3.2 million).

(2) At each balance sheet date, Management assesses the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. As a result, in fiscal 1998, the Company recorded an adjustment to severance and benefits related to a change in the estimate of the calculated pension withdrawal liability. In the third quarter of fiscal 1999, the Company recorded a net reduction in "Store operating, general and administrative expense" of $21.9 million to reverse a portion of the $215 million restructuring charge recorded in fiscal 1998. This amount represents a $22.2 million reduction in "Store operating, general and administrative expense" for lower store occupancy costs resulting primarily from earlier than anticipated lease terminations and subleases. The credit is partially offset by $0.3 million of additional fixed asset write-downs resulting from lower than anticipated proceeds from the sale of fixed assets. In fiscal 2000, the Company recorded a net reduction in "Store operating, general and administrative expense" of $3.1 million to reverse a portion of the $215 million restructuring charge recorded in fiscal 1998. The reversal is primarily a result of a change in estimate resulting from the sale of one of the Company's warehouses sold during the first quarter of fiscal 2000.

(3) Store occupancy utilization for fiscal 1999 is comprised of $29.6 million of lease and other occupancy payments for the period, net of $25.0 million of net proceeds on the assignment of leases which was considered in determining the original charge recorded during fiscal 1998.

(4) Store occupancy utilization of $25.7 million and facilities occupancy of $0.5 million represent lease and other occupancy payments made during fiscal 2000.


     Based upon current available information, Management evaluated the reserve balance of $85.6 million as of February 24, 2001 and has concluded that it is adequate. The Company will continue to monitor the status of the vacant properties and further adjustments to the reserve balance may be recorded in the future, if necessary.

     At February 24, 2001, approximately $14 million of the reserve is included in "Other accruals" and the remaining amount is included in "Other non-current liabilities" in the Consolidated Balance Sheets.

     Included in the Statements of Consolidated Operations are the operating results of the 132 underperforming stores (including 31 stores in the Richmond, Virginia market) and the 34 Atlanta stores which the Company has exited. The operating results of these stores are as follows:

                                                 52 Weeks Ended
                                       ----------------------------------
                                        Feb. 24,    Feb. 26,    Feb. 27,
                                          2001        2000        1999
                                       ---------    --------   ----------

   Sales                               $     678    $200,208   $1,069,441
                                       =========    ========   ==========

   Operating loss                      $    (139)   $(30,572)  $  (43,105)
                                       =========    ========   ==========

As of the end of fiscal 2000, the Company had closed 165 stores, including 34 stores in the Atlanta, Georgia market and 31 stores in the Richmond, Virginia market.


Note 3 - Inventory

     Approximately 12% and 13% of the Company's inventories are valued using the last-in, first-out ("LIFO") method at February 24, 2001 and February 26, 2000, respectively. Such inventories would have been $18.1 million and $19.6 million higher at February 24, 2001 and February 26, 2000, respectively, if the retail and first-in, first-out methods were used. The Company recorded a LIFO credit of $1.5 million in fiscal 2000 compared to LIFO charges of approximately $0.9 million in 1999 and $1.0 million in 1998. Liquidation of LIFO layers in the periods reported did not have a significant effect on the results of operations.


Note 4 - Wholesale Franchise Business

     The Company serviced 68 franchised stores as of February 24, 2001 and 65 stores as of February 26, 2000. These franchised stores are required to purchase inventory exclusively from the Company which acts as a wholesaler to the franchisees. During fiscal 2000, 1999 and 1998, the Company had wholesale sales to these franchised stores of $638 million, $523 million and $387 million, respectively. A majority of the franchised stores were converted from Company operated supermarkets. The Company subleases the stores and leases the equipment in the stores to the franchisees. The Company also provides merchandising, advertising, accounting and other consultative services to the franchisees for which it receives a nominal fee which mainly represents the reimbursements of costs incurred to provide such services.

     The Company holds as assets inventory notes collateralized by the inventory in the stores and equipment lease receivables collateralized by the equipment in the stores. The current portion of the inventory notes and equipment leases, net of allowance for doubtful accounts, amounting to approximately $3.7 million and $4.1 million, are included in "Accounts receivable" at February 24, 2001 and February 26, 2000, respectively. The long-term portion of the inventory notes and equipment leases, net of allowance for doubtful accounts, amounting to approximately $55.3 million and $53.4 million, are included in "Other assets" at February 24, 2001 and February 26, 2000, respectively.

     The repayment of the inventory notes and equipment leases are dependent upon positive operating results of the stores. To the extent that the franchisees incur operating losses, the Company establishes an allowance for doubtful accounts. The Company continually assesses the sufficiency of the allowance on a store by store basis based upon the operating results and the related collateral underlying the amounts due from the franchisees. In the event of default by a franchisee, the Company reserves the option to reacquire the inventory and equipment at the store and operate the franchise as a corporate owned store.

     Included below are the amounts due to the Company for the next five years and thereafter from the franchised stores for equipment leases and inventory notes.

     Fiscal
     ------
     2001                                    $  7,715
     2002                                      10,361
     2003                                       9,777
     2004                                       9,636
     2005                                       9,557
     2006 and thereafter                       35,909
                                             --------
                                               82,955
     Less interest portion                    (23,995)
                                             --------
     Due from franchise business             $ 58,960
                                             ========


     For fiscal 2000, 1999 and 1998, approximately $15 million, $18 million and $8 million, respectively, of the franchise business notes relate to equipment leases which were non-cash transactions and, accordingly, have been excluded from the Statements of Consolidated Cash Flows.






Note 5 - Indebtedness

     Debt consists of the following:
                                                           Feb. 24,    Feb. 26,
                                                             2001        2000
                                                         ----------- -----------

9.375% Notes, due August 1, 2039                          $200,000    $200,000
7.75% Notes, due April 15, 2007                            300,000     300,000
7.70% Senior Notes, due January 15, 2004                   200,000     200,000
7.78% Notes, due November 1, 2000                              -        75,000
Mortgages and Other Notes, due 2001 through 2003
   (average interest rates at year end of 8.38% and
   7.12%, respectively)                                     28,658       8,023
U.S. Bank Borrowings at 6.55% and 6.35%, respectively      194,607      87,000
Less unamortized discount on 7.75% Notes                    (1,749)     (1,966)
                                                           -------     -------
                                                           921,516     868,057
Less current portion                                        (6,195)     (2,382)
                                                           -------     -------
Long-term debt                                            $915,321    $865,675
                                                          ========    ========

     At February 24, 2001, the Company had an unsecured five year $498 million revolving credit agreement (the "Unsecured Credit Agreement") which was to expire on June 10, 2002 with a syndicate of banks, enabling it to borrow funds on a revolving basis sufficient to refinance short-term borrowings. This agreement was subsequently replaced by a secured revolving credit agreement described below. As of February 24, 2001, the Unsecured Credit Agreement was comprised of the U.S. credit agreement amounting to $415 million and the Canadian credit agreement amounting to C$121 million (U.S. $83 million). As of February 24, 2001, the Company had $190 million of borrowings under the Unsecured Credit Agreement consisting of $145 million under the U.S. credit agreement and C$69 million (U.S. $45 million) under the Canadian credit agreement. This compared to borrowings of $60 million under the U.S. credit agreement and no borrowings under the Canadian credit agreement at February 26, 2000. Accordingly, as of February 24, 2001, the Company had $308 million available under the Unsecured Credit Agreement consisting of $270 million under the U.S. credit agreement and C$53 million (U.S. $38 million) under the Canadian credit agreement. This compared to availability of $439 million at February 26, 2000 consisting of $405 million under the U.S. credit agreement and C$50 million (U.S. $34 million) under the Canadian credit agreement. The Company paid a facility fee of 0.375% per annum on the total commitment of the U.S. and Canadian revolving credit facilities and 1% on the borrowed amount.

     On February 23, 2001, the Company executed an agreement with a syndicate of banks to replace the Unsecured Credit Agreement with a $425 million secured revolving credit agreement (the "Secured Credit Agreement") expiring December 31, 2003. The outstanding borrowings under the Unsecured Credit Agreement were refinanced with this new facility. This agreement is secured primarily by inventory and company-owned real estate which, at February 24, 2001, had a net book value of $658 million and $88 million, respectively. The Secured Credit Agreement was comprised of a U.S. credit agreement amounting to $340 million and a Canadian credit agreement amounting to C$131 million (U.S. $85 million). Based on the Company's current debt rating, borrowings under the agreement bear interest on spreads to LIBOR and Prime, and at February 24, 2001 the borrowing rate under the new agreement was 8.03%. Upon execution of the Secured Credit Agreement, the syndicate was instructed to fund the Company in an amount sufficient to repay the entire outstanding balance on the Unsecured Credit Agreement. Such funding took place on February 28, 2001. If the repayment of the Unsecured Credit Agreement had been funded on February 24, 2001, after reducing availability for outstanding letters of credit, availability under the new facility would have been $183 million.

     On November 1, 2000, the Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Limited, repaid its outstanding $75 million 5 year Notes denominated in U.S. dollars. The repayment of these Notes was funded by the Unsecured Credit Agreement at an average rate of 6.55%.

     As of February 24, 2001 and February 26, 2000, the Company had borrowings under uncommitted lines of credit of $5 million and $27 million, respectively.

     As of February 24, 2001, the Company has outstanding a total of $500 million of unsecured, non-callable public debt securities in the form of $200 million 7.70% Notes due January 15, 2004 and $300 million 7.75% Notes due April 15, 2007. The Company also has outstanding $200 million unsecured, public debt securities in the form of 9.375% Notes due August 1, 2039 which are callable beginning on August 11, 2004.

     During fiscal 2000, the Company entered into an agreement which provides financing for software purchases and hardware leases primarily relating to the Company's Great Renewal - Phase II supply chain and business process initiative ("GR II"). Presently, software purchases and hardware leases will be financed at an effective rate of 8.49% per annum. Software purchases and hardware leases will occur from time to time over the next four years. The Company currently makes equal monthly payments of $1.4 million. Such payments are subject to change based upon the timing and amount of such funding. As of February 24, 2001, $26.8 million was funded for software purchases and hardware with a total fair market value of $10.7 million had been leased to the Company.

     The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum fixed charge coverage and maximum levels of leverage and capital expenditures. During the 4th quarter of fiscal 2000 the Company negotiated the aforementioned Secured Credit Agreement to replace its prior facility. This agreement includes covenants, terms and conditions which reflect the Company's current operating performance and capital programs. At February 24, 2001, the Company was in compliance with the covenants on the notes and the Secured Credit Agreement.

     The net book value of real estate pledged as collateral for all mortgage loans amounted to approximately $4.5 million at February 24, 2001 and $8.8 million at February 26, 2000.

     The U.S. bank borrowings of $195 million and $87 million are classified as non-current as of February 24, 2001 and February 26, 2000, respectively, as the Company has the ability and intent to refinance these borrowings on a long-term basis.

     The Company has filed two Shelf Registration Statements dated January 23, 1998 and June 23, 1999, allowing it to offer up to $350 million of debt and equity securities as of February 24, 2001 at terms determined by market conditions at the time of sale.

     Maturities for the next five fiscal years and thereafter are: 2001 - $6.2 million; 2002 - $6.0 million; 2003 - $400.5 million; 2004 - $5.9 million; 2005 -
$2.3 million; 2006 and thereafter - $502.4 million. Interest payments on indebtedness were approximately $80 million for fiscal 2000, $66 million for fiscal 1999 and $56 million for fiscal 1998.


Note 6 - Fair Value of Financial Instruments

     The estimated fair values of the Company's indebtedness are as follows:

                                       Feb. 24, 2001          Feb. 26, 2000
                                   --------------------   ---------------------
                                   Carrying     Fair      Carrying       Fair
                                    Amount     Value       Amount       Value
                                   --------   ---------   ---------   ---------

9.375% Notes, due August 1, 2039   $200,000    $161,280    $200,000    $175,000
7.75% Notes, due April 15, 2007     298,251     217,723     298,034     270,094
7.70% Senior Notes,
   due January 15, 2004             200,000     160,000     200,000     188,250
7.78% Notes, due November 1, 2000       -           -        75,000      74,438
Mortgages and Other Notes,
   due 2001 through 2003             28,658      28,658       8,023       8,023
U.S. Bank Borrowings                194,607     194,607      87,000      87,000
                                    -------     -------     -------     -------
   Total Indebtedness              $921,516    $762,268    $868,057    $802,805
                                   ========    ========    ========    ========


     Fair value for the public debt securities is based on quoted market prices. As of February 24, 2001 and February 26, 2000, the carrying values of cash and short-term investments, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.

     As of the end of fiscal 2000, the Company holds equity securities of both common and cumulative preferred stock in Isosceles PLC, which were written-off in their entirety during fiscal 1992. There are no quoted market prices for these securities and it is not practicable, considering the materiality of these securities to the Company, to obtain an estimate of their fair value. The Company believes that the fair value for these securities is zero based upon Isosceles' current and prior years' results.


Note 7 - Lease Obligations

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

     The Consolidated Balance Sheets include the following:


                                                           Feb. 24,    Feb. 26,
                                                             2001        2000
                                                         -----------  ----------

Real property leased under capital leases                  $205,409    $207,117
Accumulated amortization                                   (120,651)   (112,971)
                                                           --------    --------
                                                           $ 84,758    $ 94,146
                                                           ========    ========


     During fiscal 2000, 1999 and 1998, the Company entered into new capital leases totaling $7 million, $16 million and $12 million, respectively. These capital lease amounts are non-cash transactions and, accordingly, have been excluded from the Statements of Consolidated Cash Flows. Interest paid as part of capital lease obligations was approximately $14 million in fiscal 2000, 1999 and 1998.

     Rent expense for operating leases consists of:

                                                 52 Weeks Ended
                                       ----------------------------------
                                        Feb. 24,     Feb. 26,    Feb. 27,
                                          2001         2000        1999
                                        --------     --------    --------

Minimum rentals                         $219,113     $194,158    $193,703
Contingent rentals                         3,777        3,780       3,987
                                        --------     --------    --------
                                        $222,890     $197,938    $197,690
                                        ========     ========    ========


     Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 24, 2001 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to facilities for which reserves have previously been established. In addition, the Company subleases 68 stores to the franchise business. Included in the operating lease table below are the rental payments made by the Company partially offset by the rental income received from the franchised stores.

                                                        Capital
                                                        Leases
                                                         Real     Operating
Fiscal                                                 Property     Leases
------                                                ---------   ----------
2001                                                   $ 23,524   $ 238,281
2002                                                     22,843     235,736
2003                                                     20,685     226,964
2004                                                     18,967     220,304
2005                                                     14,880     214,063
2006 and thereafter                                     139,037   2,241,819
                                                       --------   ---------
                                                        239,936  $3,377,167
                                                                 ==========
Less executory costs                                     (1,248)
                                                       --------
Net minimum rentals                                     238,688
Less interest portion                                  (120,257)
                                                       ---------
Present value of net minimum rentals                   $118,431
                                                       ========


Note 8 - Income Taxes

     The components of (loss) income before income taxes are as follows:

                                                 52 Weeks Ended
                                       ----------------------------------
                                         Feb. 24,     Feb. 26,    Feb. 27,
                                           2001         2000        1999
                                         --------     --------   ---------
United States                            $(74,768)    $   (77)   $(244,573)
Canadian                                   35,095      27,080       15,289
                                         --------     -------     --------
   Total                                 $(39,673)    $27,003    $(229,284)
                                         ========     =======    =========

     The (benefit from) provision for income taxes consists of the following:

                                                 52 Weeks Ended
                                       ----------------------------------
                                        Feb. 24     Feb. 26,    Feb. 27,
                                          2001        2000        1999
                                       ----------  ----------  ----------
Current:
   Federal                               $    -       $  872    $     -
   Canadian                                  531         710         552
   State and local                         3,000       3,003       3,000
                                         -------      ------    --------
                                           3,531       4,585       3,552
                                         -------      ------    --------
Deferred:
   Federal                               (24,340)        121     (77,489)
   Canadian                               16,083      12,045       6,806
   State and local                        (9,879)     (3,908)    (25,786)
   Canadian valuation allowance               -           -      (69,203)
                                         -------      ------    --------
                                         (18,136)      8,258    (165,672)
                                         -------      ------    --------
(Benefit from) provision for
    income taxes                        $(14,605)    $12,843   $(162,120)
                                        =========    =======   =========


     The deferred income tax (benefit) provision results primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, net operating tax loss carryforwards and in fiscal 1998, the Canadian valuation allowance.

     The Company recorded an income tax benefit amounting to $14.6 million in fiscal 2000 as compared to an income tax provision of $12.8 million for fiscal 1999 and an income tax benefit of $162.1 million for fiscal 1998. The fiscal 1998 benefit of $162 million includes reversals of the Canadian operations deferred tax valuation allowance. During the first three quarters of fiscal 1998, the Company reversed approximately $9 million of the Canadian valuation allowance to the extent that the Canadian operations had taxable income. In the fourth quarter of fiscal 1998, the Company concluded that it was more likely than not that the net deferred tax assets related to the Canadian operations would be realized based upon Management's plan to close underperforming stores in Canada (see Note 2 - Store and Facilities Exit Costs), the implementation of certain tax strategies and the continued performance improvements of the Canadian operations. Accordingly, the Company reversed the remaining portion of the Canadian deferred tax valuation allowance amounting to approximately $60 million. The deferred tax benefit recorded for U.S. operations of approximately $103 million mainly relates to book and tax differences of the store and facilities exit costs recorded in fiscal 1998.

     The Company has elected to permanently reinvest earnings of the Canadian subsidiary. Accordingly, the Company does not provide for taxes associated with Canada's undistributed earnings.

     As of February 24, 2001, the Company had net operating tax loss carryforwards of approximately $62 million from the Canadian operations and $170 million from the U.S. operations. The Canadian portion of the net operating loss carryforwards will expire between February 2002 and February 2003 and the U.S. portion will expire between February 2019 and February 2020. The Company has assessed its ability to utilize its net operating loss carryforwards and has concluded that no valuation allowance is required.

     A reconciliation of income taxes at the 35% federal statutory income tax rate for fiscal 2000, 1999 and 1998 to income taxes as reported is as follows:

                                                 52 Weeks Ended
                                       ----------------------------------
                                        Feb. 24,     Feb. 26,    Feb. 27,
                                          2001         2000        1999
                                       ----------   ----------  ----------
Income taxes computed at federal
   statutory income tax rate            $(13,886)     $9,451    $(80,249)
State and local income taxes, net of
   federal tax benefit                    (4,471)       (588)    (14,810)
Tax rate differential relating
   to Canadian operations                  4,330       3,278       2,007
Canadian valuation allowance                  -           -      (69,203)
Goodwill and other permanent
   differences                              (578)        702         135
                                         -------      ------    --------
Income taxes, as reported               $(14,605)    $12,843   $(162,120)
                                        ========     =======   =========

     Income tax payments, net of refunds, for fiscal 2000, 1999 and 1998 were approximately $2 million, $6 million and $2 million, respectively.

     The components of net deferred tax assets (liabilities) are as follows:

                                                    Feb. 24,    Feb. 26,
                                                      2001        2000
                                                   ---------   ---------
Current assets:
   Insurance reserves                              $  27,073   $  31,073
   Other reserves and accrued benefits                40,435      40,659
   Accrued postretirement and
      postemployment benefits                          1,111       1,406
   Lease obligations                                   1,198       1,315
   Pension obligations                                 1,776       4,241
   Miscellaneous                                       4,505       6,612
                                                   ---------   ---------
                                                      76,098      85,306
                                                   ---------   ---------
Current liabilities:
   Inventories                                        (9,482)    (15,561)
   Health and welfare                                 (9,631)     (9,841)
   Miscellaneous                                      (2,751)     (5,693)
                                                   ---------   ---------
                                                     (21,864)    (31,095)
                                                   ---------   ---------
Deferred income taxes included in prepaid
   expenses and other current assets               $  54,234   $  54,211
                                                   =========   =========



Non-current assets:
   Isosceles investment                            $  42,617   $  42,617
   Alternative minimum tax                             7,500       7,500
   Fixed assets                                           -          459
   Other reserves                                     55,583      56,372
   Lease obligations                                  13,193      14,530
   Net operating loss carryforwards                  107,862      75,417
   Insurance reserves                                  8,400       4,200
   Accrued postretirement and
      postemployment benefits                         28,259      31,035
   Pension obligations                                 9,503       4,140
   Step rents                                         19,526      15,098
   Miscellaneous                                         768       7,364
                                                   ---------   ---------
                                                     293,211     258,732
                                                   ---------   ---------
Non-current liabilities:
   Fixed assets                                     (254,907)   (244,050)
   Pension obligations                               (23,205)    (20,807)
   Miscellaneous                                      (2,463)     (2,352)
                                                   ---------   ---------
                                                    (280,575)   (267,209)
                                                   ---------   ---------
Net non-current deferred income tax
   asset (liability)                              $   12,636      (8,477)
                                                  ==========  ===========


     The net non-current deferred tax asset and liability is recorded in the Consolidated Balance Sheets as follows:
                                                    Feb. 24,    Feb. 26,
                                                      2001        2000
                                                   ---------   ---------
Other assets                                       $  32,995   $  49,992
Non-current liability                                (20,359)    (58,469)
                                                   ---------   ---------
   Net non-current deferred income tax
     asset (liability)                             $  12,636   $  (8,477)
                                                  ==========   ==========


Note 9 - Retirement Plans and Benefits

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

     The components of net pension cost are as follows:

                                                 52 Weeks Ended
                                       ----------------------------------
                                        Feb. 24,    Feb. 26,     Feb. 27,
                                          2001        2000        1999
                                       ----------  ----------  ----------
Service cost                             $ 8,017     $16,153     $14,014
Interest cost                             19,192      26,300      25,872
Expected return on plan assets           (25,429)    (34,890)    (32,040)
Amortization of unrecognized net asset    (1,255)     (1,194)     (1,184)
Amortization of unrecognized net prior
   service cost                              910       1,240       1,237
Amortization of unrecognized net
   actuarial (gain) loss                  (1,432)        730         506
Curtailments and settlements                 668       1,205         863
                                         -------      ------      ------
   Net pension cost                      $   671      $9,544      $9,268
                                         =======      ======      ======


     The Company's defined benefit pension plans are accounted for on a calendar year basis. The majority of plan assets is invested in listed stocks and bonds. The following tables set forth the change in benefit obligations and change in plan assets for fiscal 2000 and 1999 for the Company's defined benefit plans:

Change in Benefit Obligation                          2000        1999
----------------------------                        --------    --------
Benefit obligation - beginning of year              $393,614    $423,156
Service cost                                           8,017      16,153
Interest cost                                         19,192      26,300
Actuarial loss (gain)                                 12,467     (60,065)
Benefits paid                                        (23,399)    (26,195)
Amendments                                                29       1,721
Curtailments and settlements                        (122,633)      1,182
Effect of exchange rate                              (12,668)     11,362
                                                     -------     -------
   Benefit obligation - end of year                 $274,619    $393,614
                                                    ========    ========


Change in Plan Assets
---------------------
Plan assets at fair value - beginning of year       $464,438    $458,663
Actual return on plan assets                          53,441       9,023
Company contributions                                  5,218       9,865
Benefits paid                                        (23,399)    (26,195)
Curtailments and settlements                        (136,981)        -
Effect of exchange rate                              (15,937)     13,082
                                                     -------     -------
   Plan assets at fair value - end of year          $346,780    $464,438
                                                    ========    ========

     Amounts recognized in the Company's Consolidated Balance Sheets consist of the following:
                                                      2000         1999
                                                   ---------    ---------
Plan assets in excess of projected
   benefit obligation                               $ 72,161    $ 70,824
Unrecognized net transition asset                     (1,881)     (3,013)
Unrecognized prior service cost                        2,419       6,262
Unrecognized net actuarial gain                      (56,231)    (43,891)
Interim contributions between calendar
   and fiscal year end                                   268           -
                                                    --------     -------
   Total recognized in the Consolidated
      Balance Sheets                                 $16,736     $30,182
                                                    ========     =======

Prepaid benefit cost                                 $44,592     $56,529
Accrued benefit liability                            (28,036)    (31,504)
Intangible asset                                         116         236
Accumulated other comprehensive loss                      38       2,729
Tax benefit                                               26       2,192
                                                     -------     -------
   Total recognized in the Consolidated
      Balance Sheets                                 $16,736     $30,182
                                                     =======     =======

Plans with accumulated benefit obligation in excess of plan assets consist of the following:

                                                        2000        1999
                                                     ---------   ---------
Accumulated benefit obligation                        $21,998     $92,973
Projected benefit obligation                          $22,705     $97,114
Plan assets at fair value                             $   275     $69,480

     The prepaid pension asset is included in "Other assets" while the pension liability is included in "Accrued salaries, wages and benefits" and "Other non-current liabilities".

     At February 24, 2001 and February 26, 2000, the Company's additional minimum pension liability for its defined benefit plans was in excess of the unrecognized prior service costs and net transition obligation and accordingly, less than $0.1 million and $2.7 million, each net of income tax benefit, was reflected as a reduction to stockholders' equity, respectively.

     During the year ended February 25, 1995, the Company's Canadian subsidiary and the United Food & Commercial Workers International Union, Locals 175 and 633, entered into an agreement resulting in the amalgamation of three of the Company's Canadian defined benefit pension plans with the Canadian Commercial Workers Industry Pension Plan ("CCWIPP"), retroactive to July 1, 1994. The agreement was subject to the approval of the CCWIPP trustees and the appropriate regulatory bodies. During the first quarter of fiscal 2000, the Company received final approval of the agreement. Under the terms of this agreement and as reflected in the above tables, CCWIPP assumed the assets and defined benefit liabilities of the three pension plans. Further, the Company is required to make defined contributions to CCWIPP based upon hours worked by employees who are members of CCWIPP and to the extent assets transferred exceeded liabilities assumed, the Company received a funding holiday by CCWIPP for such defined contributions. As a result of this transfer, during the first quarter of fiscal 2000, the Company recorded a $0.4 million net expense and a $2.7 million adjustment to the minimum pension liability.


     Actuarial assumptions used to determine year-end plan status are as follows:

                                                 2000                1999
                                          ------------------   ---------------
                                             U.S.     Canada    U.S.    Canada
                                          ---------   ------   ------   ------
Weighted average discount rate               7.50%      7.00%    7.75%    7.50%
Weighted average rate of compensation
   increase                                  4.50%      4.00%    4.75%    4.00%
Expected long-term rate of return
   on plan assets                         7.50-8.50%    8.50%    8.75%    8.40%

     The impact of the changes in the actuarial assumptions has been reflected in the funded status of the pension plans and the Company believes that such changes will not have a material effect on net pension cost for fiscal 2001.

Defined Contribution Plans
     The Company maintains a defined contribution retirement plan to which the Company contributes an amount equal to 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. The Company contributes to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in the Company's contributions after 5 years of service. The Company's contributions charged to operations for both plans were approximately $11.3 million, $10.8 million and $10.9 million in fiscal years 2000, 1999 and 1998, respectively.

Multi-employer Union Pension Plans
     The Company participates in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by the Company's other pension plans. The pension expense for these plans approximated $35.3 million, $31.5 million and $34.1 million in fiscal 2000, 1999 and 1998, respectively. The Company could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, the Company has not established any liabilities for future withdrawals because such withdrawals from these plans are not probable.

Postretirement Benefits
     The Company provides postretirement health care and life benefits to certain union and non-union employees. The Company recognizes the cost of providing postretirement benefits during employees' active service period.

     The components of net postretirement benefits cost are as follows:

                                                       52 Weeks Ended
                                             ----------------------------------
                                              Feb. 24,    Feb. 26,    Feb. 27,
                                                2001        2000        1999
                                             ----------  ----------  ----------
Service cost                                    $  487     $   548     $ 1,666
Interest cost                                    2,060       1,977       3,464
Prior service cost                              (1,347)     (1,347)       (263)
Amortization of (gain) loss                       (692)       (509)         27
                                                ------     -------     -------
   Net postretirement benefits cost             $  508     $   669     $ 4,894
                                                ======     =======     =======


     The unfunded status of the plans is as follows:

                                                       52 Weeks Ended
                                             ----------------------------------
                                              Feb. 24,    Feb. 26,    Feb. 27,
                                                2001        2000        1999
                                             ----------  ----------  ----------
Unfunded accumulated benefit obligation
   at beginning of year                        $28,190     $36,690     $48,980
Service cost                                       487         548       1,666
Interest cost                                    2,060       1,977       3,464
Benefits paid                                   (1,937)     (1,782)     (2,790)
Actuarial loss (gain)                            6,131      (9,533)      1,837
Plan amendment                                      -           -      (16,162)
Foreign exchange                                (1,218)        290        (305)
                                                ------      ------      ------
Accumulated benefit obligation at end of year   33,713      28,190      36,690
Unrecognized net gain from experience
  differences                                    2,658       9,191         221
Unrecognized prior service cost                 13,715      14,552      15,899
                                                ------      ------      ------
Accrued postretirement benefit costs at
  end of year                                  $50,086     $51,933     $52,810
                                               =======     =======     =======

Assumed discount rate:
   U.S.                                           7.50%       7.75%       6.50%
   Canada                                         7.00%       7.50%       6.50%

     The assumed rate of future increase in health care benefit cost for fiscal 2000 was 8.75% and is expected to decline to 5.0% by the year 2020 and remain at that level thereafter. The effect of a 1% change in the assumed health care cost trend rate for each future year on the net postretirement health care cost would either increase by $0.3 million or decrease by $0.2 million, while the accumulated postretirement benefit obligation would either increase by $3.0 million or decrease by $2.4 million.

Postemployment Benefits
     The Company accrues costs for preretirement, postemployment benefits provided to former or inactive employees and recognizes an obligation for these benefits. The costs of these benefits have been included in operations for each of the three fiscal years in the period ended February 24, 2001. As of February 24, 2001 and February 26, 2000, the Company has a liability reflected in the Consolidated Balance Sheets of $23.6 million and $24.8 million, respectively, related to such benefits.


Note 10 - Stock Options

     At February 24, 2001, the Company has four fixed stock-based compensation plans. The Company applies the principles of APB 25 for stock options and FASB Interpretation No. 28 for Stock Appreciation Rights ("SAR's"). SAR's allow the holder, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price. Most of the options and SAR's vest over a four year period on the anniversary date of issuance, while some options vest immediately.

     Effective July 13, 1999, the Board of Directors and stockholders approved the 1998 Long Term Incentive and Share Award Plan (the "1998 Plan") for its officers and key employees. The 1998 Plan provides for the granting of 5,000,000 shares as options, SAR's or stock awards.

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

     The 1994 Stock Option Plan for Board of Directors provides for the granting of 100,000 stock options at the fair market value of the Company's common stock at the date of grant. Options granted under this plan totaled 8,000 in fiscal 2000, 3,600 in fiscal 1999 and 1,600 in fiscal 1998.

     Options and SAR's issued under all of the Company's plans are granted at the fair market value of the Company's common stock at the date of grant. In fiscal 2000, 1,490,550 options were granted under the 1998 Plan. There were no SAR's granted during fiscal 2000.

     The Company accounts for stock options using the intrinsic value-based method prescribed by APB 25. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value methods prescribed by SFAS 123, the Company's net (loss) income and (loss) income per share would have been reduced to the pro forma amounts indicated below:

                                                 52 Weeks Ended
                                       ----------------------------------
                                        Feb. 24,     Feb. 26,    Feb. 27,
                                          2001        2000         1999
                                       ----------   ---------   ----------
Net (loss) income:
   As reported                           $(25,068)    $14,160    $(67,164)
   Pro forma                             $(29,211)    $11,275    $(68,987)

Net (loss) income per share - basic and diluted:
     As reported                         $  (0.65)    $  0.37    $  (1.75)
     Pro forma                           $  (0.76)    $  0.29    $  (1.80)

     The pro forma effect on net (loss) income and (loss) income per share may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants and does not take into consideration the pro forma compensation costs for grants made prior to fiscal 1995.

     The fair value of the fiscal 2000, 1999 and 1998 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                    52 Weeks Ended
                                      ------------------------------------------
                                        Feb. 24,       Feb. 26,      Feb. 27,
                                          2001           2000           1999
                                      ------------   ------------   ------------
   Expected life                         7 years        7 years        7 years
   Volatility                              60%            30%            30%
   Dividend yield range                 0%-4.60%      1.08%-1.42%    1.23%-1.63%
   Risk-free interest rate range       4.94%-6.69%    5.37%-6.78%    5.14%-5.63%

     For fiscal 2000, no expense was recorded with respect to SAR's due to the decline in the Company's stock price. For fiscal 1999, the Company recognized a $3.1 million credit to reverse previously accrued SAR compensation charges due to the decline in the Company's stock price. The Company recognized compensation expense of $0.6 million in fiscal 1998, with respect to SAR's. There was no compensation expense recognized for the other fixed plans since the exercise price of the stock options equaled the fair market value of the Company's common stock on the date of grant.

     A summary of option transactions is as follows:

Officers, Key Employees and Directors
-------------------------------------
                                                                Weighted
                                                                 Average
                                                                Exercise
                                                     Shares       Price
                                                   ---------   ---------
Outstanding February 29, 1998                        949,950     $ 27.78
   Granted                                           897,600       31.32
   Cancelled or expired                              (10,000)      27.88
   Exercised                                         (37,750)      27.88
                                                   ---------     -------
Outstanding February 27, 1999                      1,799,800     $ 29.55
   Granted                                           491,650       32.35
   Cancelled or expired                             (211,000)      29.69
   Exercised                                         (56,500)      26.64
                                                   ---------     -------
Outstanding February 26, 2000                      2,023,950     $ 30.30
   Granted                                         1,498,550       16.11
   Cancelled or expired                             (277,836)      26.88
                                                   ---------     -------
Outstanding February 24, 2001                      3,244,664     $ 24.04
                                                   =========     =======

Exercisable at:
   February 26, 2000                                 811,450     $ 28.61
   February 24, 2001                               1,046,205     $ 29.55


     Following are the weighted average fair values of options granted during the years ended:

   February 27, 1999                                  $11.72
   February 26, 2000                                  $12.64
   February 24, 2001                                  $ 8.80




     A summary of stock options outstanding and exercisable at February 24, 2001 is as follows:

                                Weighted
                 Options        Average       Weighted    Options     Weighted
Average Range   Outstanding    Remaining       Average  Exercisable    Average
of Exercise        at         Contractual     Exercise      at        Exercise
   Prices        2/24/01           Life        Price      2/24/01       Price
-------------  -----------   ------------   ----------- ---------     ---------

 $7.44-$10.87    277,000        9.8 years      $7.99           -            -
$15.78-$18.88  1,163,600        9.1 years     $17.95           -            -
$21.50-$25.88     26,000        4.6 years     $23.40       26,000       $23.40
$26.50-$27.44     61,400        5.8 years     $27.08       48,900       $27.05
$27.63-$27.75    116,000        5.4 years     $27.73       91,000       $27.73
       $27.88    366,500        4.3 years     $27.88      366,500       $27.88
$28.25-$30.00     38,000        8.8 years     $28.91        9,666       $28.93
$30.25-$31.75    788,250        7.8 years     $31.41      399,375       $31.41
$32.88-$37.00    407,914        8.1 years     $32.69      104,764       $32.69
               ---------                                ---------
               3,244,664                                1,046,205
               =========                                =========

     A summary of SAR transactions is as follows:

Officers and Key Employees
--------------------------
                                                                   Price Range
                                                      Shares        Per Share
                                                   -----------   ---------------
Outstanding February 29, 1998                      1,657,988     $21.88 - $65.13
   Cancelled or expired                             (388,625)     27.45 -  46.38
   Exercised                                         (89,644)     21.88 -  27.25
                                                    --------     ---------------
Outstanding February 27, 1999                      1,179,719     $21.88 - $65.13
   Cancelled or expired                             (212,250)     23.38 -  65.13
   Exercised                                         (84,707)     21.88 -  27.25
                                                    --------     ---------------
Outstanding February 26, 2000                        882,762     $21.88 - $52.38
   Cancelled or expired                             (375,000)     24.75 -  52.38
                                                    --------     ---------------
Outstanding February 24, 2001                        507,762     $21.88 - $45.38
                                                    ========     ===============

Exercisable at:
   February 26, 2000                                 866,137     $21.88 - $52.38
   February 24, 2001                                 506,512     $21.88 - $45.38


Note 11 - Litigation

     On January 13, 2000, the Attorney General of the State of New York filed an action in New York Supreme Court, County of New York, alleging that the Company and its subsidiary Shopwell, Inc., together with the Company's outside delivery service Chelsea Trucking, Inc., violated New York law by failing to pay minimum and overtime wages to individuals who deliver groceries at a Food Emporium store in New York City. The complaint seeks a determination of violation of law, an unspecified amount of restitution, an injunction and costs. A purported class action lawsuit was filed on January 13, 2000 in the federal district court for the Southern District of New York against the Company, Shopwell, Inc. and others by Faty Ansoumana and others. The federal court action makes similar minimum wage and overtime pay allegations under both federal and state law and extends the allegations to various stores operated by the Company. In December 2000, the plaintiffs in the federal court action accepted a $3 million offer of judgment made by the Company, such offer being conditional upon the federal court entering an order certifying a class consisting of the individuals who are the subject of a pending motion by the plaintiffs for class certification. Such amount has been accrued for and is included in "Other accruals" on the Company's Consolidated Balance Sheets. In the event the Court enters the class certification order, this judgment will also resolve all related claims of the New York Attorney General.

     The Company is subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows.


Note 12 - Supply Chain and Business Process Initiative-Great Renewal-Phase II

     On March 13, 2000, the Company announced GR II, an initiative to develop a state-of-the-art supply and business management infrastructure. As of February 24, 2001, the Company has committed to, but has not yet incurred, approximately $23 million of software purchases and consulting services, which will be payable in fiscal 2001.

     During fiscal 2000, an agreement was entered into which provides financing for software purchases and hardware leases primarily relating to GR
II. Presently, software purchases and hardware leases will be financed at an effective rate of 8.49% per annum. Software purchases and hardware leases will occur from time to time over the next four years. Equal monthly payments of $1.4 million are currently being made. Such payments are subject to change based upon the timing and amount of such funding. As of February 24, 2001, $26.8 million was funded for software purchases and hardware with a total fair market value of $10.7 million had been leased. The leasing of the hardware under this agreement is being accounted for as an operating lease in accordance with SFAS No. 13, "Accounting for Leases".


Note 13 - Operating Segments

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

     The Company currently operates in three reportable segments: United States Retail, Canada Retail and Canada Wholesale. The retail segments are comprised of retail supermarkets in the United States and Canada, while the Wholesale segment is comprised of the Company's Canadian operation that serves as exclusive wholesaler to the Company's franchised stores and serves as wholesaler to certain third party retailers.

     The accounting policies for the segments are the same as those described in the summary of significant accounting policies. The Company measures segment performance based upon operating profit.

     Information on segments is as follows:

                                                     52 Weeks Ended
                                        ---------------------------------------
                                          Feb. 24,      Feb. 26,     Feb. 27,
                                            2001          2000         1999
                                       ------------   ------------ ------------
Sales
   U.S. Retail                         $ 8,247,224    $ 7,981,134   $ 8,276,493
   Canada Retail                         1,745,129      1,646,712     1,515,602
   Canada Wholesale                        630,513        523,488       387,263
                                       -----------    -----------   -----------
      Total Company                    $10,622,866    $10,151,334   $10,179,358
                                       ===========    ===========   ===========

Depreciation and amortization
   U.S. Retail                         $   223,550    $   204,975   $  209,656
   Canada Retail                            32,221         27,413       23,990
   Canada Wholesale                            -              324           17
                                       -----------    -----------   ----------
      Total Company                    $   255,771    $   232,712   $  233,663
                                       ===========    ===========   ==========

Income (loss) from operations
   U.S. Retail                         $     6,866    $    69,703   $ (186,558)
   Canada Retail                            19,676         17,029       11,317
   Canada Wholesale                         23,651         18,098       10,850
                                       -----------    -----------   ----------
      Total Company                    $    50,193    $   104,830   $ (164,391)
                                       ===========    ===========   ==========

Interest expense
   U.S. Retail                         $   (81,684)   $   (70,097)  $  (58,389)
   Canada Retail                           (11,436)       (11,504)     (11,485)
   Canada Wholesale                         (2,968)        (2,444)      (1,623)
                                       -----------    -----------   ----------
      Total Company                    $   (96,088)   $   (84,045)  $  (71,497)
                                       ===========    ===========   ==========

Interest income
   U.S. Retail                         $        50    $       317   $      876
   Canada Retail                             2,099          2,521        2,686
   Canada Wholesale                          4,073          3,380        3,042
                                       -----------    -----------   ----------
      Total Company                    $     6,222    $     6,218   $    6,604
                                       ===========    ===========   ==========

(Loss) income before income taxes
   U.S. Retail                         $   (74,768)   $       (77)  $ (244,071)
   Canada Retail                            10,339          8,046        2,518
   Canada Wholesale                         24,756         19,034       12,269
                                       -----------    -----------   ----------
      Total Company                    $   (39,673)   $    27,003   $ (229,284)
                                       ===========    ===========   ==========

Capital expenditures
   U.S. Retail                         $   356,850    $   416,863   $  376,688
   Canada Retail                            58,992         61,444       61,657
   Canada Wholesale                            -            1,265          -
                                       -----------    -----------   ----------
      Total Company                    $   415,842    $   479,572   $  438,345
                                       ===========    ===========   ==========

Total assets
   U.S. Retail                         $ 2,679,217    $ 2,684,624   $2,601,113
   Canada Retail                           548,801        567,573      504,926
   Canada Wholesale                         81,785         83,328       54,775
                                       -----------    -----------   ----------
      Total Company                    $ 3,309,803    $ 3,335,525   $3,160,814
                                       ===========    ===========   ==========

Long-lived assets
   United States                       $ 1,637,036    $ 1,652,094   $1,528,249
   Canada                                  287,211        265,818      204,687
                                       -----------    -----------   ----------
      Total Company                    $ 1,924,247    $ 1,917,912   $1,732,936
                                       ===========    ===========   ==========


Note 14 - Sale-Leaseback Transaction

     On December 29, 2000 and February 16, 2001, the Company sold 12 properties and simultaneously leased them back from the purchaser. The properties subject to this sale had a carrying value of approximately $68 million. Net proceeds received by the Company related to this transaction amounted to approximately $113 million. Of the 12 properties sold, 11 were sold for a profit resulting in a gain after deducting expenses of approximately $46 million. This gain will be deferred and amortized over the life of the respective leases as a reduction of rental expense. One property in the aforementioned transaction was sold at a loss of approximately $3 million after expenses. Since the fair value of this property was less than its carrying value, the Company recognized this loss in full during fiscal 2000. During fiscal 2001, the Company has or expects to enter into similar transactions with six other owned properties. During fiscal 2000, the Company recognized a loss of approximately $4 million related to one of these additional sale-leaseback properties which has occurred since the carrying value of such property exceeded its fair value.

     The resulting leases of the 12 properties sold in fiscal 2000 have terms of 20 years, with options to renew for additional periods, and are being accounted for as operating leases in accordance with SFAS No. 13, "Accounting for Leases". Future minimum lease payments for these operating leases are as follows:

   Fiscal
   ------
   2001                            $12,840
   2002                             12,840
   2003                             12,840
   2004                             12,840
   2005                             12,840
   2006 and thereafter             204,963
                                   -------
      Total                       $269,163
                                  ========


Note 15 - Environmental Liability

     During the first quarter of fiscal 2000, the Company became aware of environmental issues at one of its non-retail real estate locations. The Company obtained an environmental remediation report to enable it to assess the potential environmental liability related to this property. Factors considered in determining the liability included, among others, whether the Company had been designated as a potentially responsible party, the number of potentially responsible parties designated at the site, the stage of the proceedings and the available environmental technology.

     During the first quarter of fiscal 2000, the Company assessed the likelihood that a loss had been incurred at this site as probable and based on findings included in remediation reports and discussion with legal counsel, estimated the potential loss to be approximately $3 million on an undiscounted basis. Accordingly, such amount was accrued at that time. At each balance sheet date the Company assesses its exposure with respect to this environmental remediation based on current available information. Subsequently, during fiscal 2000, with respect to such review, it was determined that additional costs amounting to approximately $1.3 million would be incurred to remedy these environmental issues, and accordingly, this additional amount was accrued. The total accrued liability of approximately $4.3 million is included in "Other non-current liabilities" in the Consolidated Balance Sheets.








Summary of Quarterly Results
----------------------------
(unaudited)

The following table summarizes the Company's results of operations by quarter for fiscal 2000 and 1999. The first quarter of each fiscal year contains sixteen weeks, while the other quarters each contain twelve weeks.

                         First     Second       Third      Fourth       Total
                        Quarter    Quarter     Quarter     Quarter      Year
                       --------- ----------- ----------- ----------- -----------
                        (Dollars in thousands, except per share and store data)
2000
Sales                $3,199,820  $2,439,534  $2,428,790  $2,554,722 $10,622,866
Gross margin            919,345     704,253     688,560     716,258   3,028,416
Depreciation
   and amortization      76,648      58,803      59,596      60,724     255,771
Income (loss) from
   operations            37,813      12,409      (2,184)      2,155      50,193
Interest expense         28,936      22,132      23,240      21,780      96,088
Net income (loss)         5,584      (5,374)    (14,513)    (10,765)    (25,068)
Per share data:
  Net income (loss) -
   basic and diluted       0.15       (0.14)      (0.38)      (0.28)      (0.65)
  Cash dividends           0.10        0.10        0.10         -          0.30
  Market price:
   High                   24.06       17.88       11.50       11.85
   Low                    17.41       12.06        9.13        6.25
Number of stores at end
  of period                 749         750         751         752
Number of franchised stores
  served at end of period    63          67          68          68

1999
Sales                $3,113,722  $2,284,380  $2,332,128  $2,421,104 $10,151,334
Gross margin            871,589     661,301     676,288     698,438   2,907,616
Depreciation and
   amortization          69,966      52,336      54,306      56,104     232,712
(Loss) income from
   operations            (9,710)     26,368      56,084      32,088     104,830
Interest expense         24,394      17,910      20,308      21,433      84,045
Net (loss) income       (19,546)      5,378      21,354       6,974      14,160
Per share data:
  Net (loss) income -
   basic and diluted      (0.51)       0.14        0.56        0.18        0.37
  Cash dividends           0.10        0.10        0.10        0.10        0.40
  Market price:
   High                   34.25       37.38       36.94       28.88
   Low                    29.13       32.06       25.44       23.38
Number of stores at end
  of period                 759         749         758         750
Number of franchised stores
  served at end of period    57          62          62          65

Management's Report on Financial Statements
-------------------------------------------

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


/s/Christian W.E. Haub
Chairman of the Board,
President and Chief Executive Officer

/s/Fred Corrado
Vice Chairman of the Board,
Chief Financial Officer

Independent Auditors' Report
----------------------------

To the Stockholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

We have audited the accompanying consolidated balance sheets of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies as of February 24, 2001 and February 26, 2000 and the related statements of consolidated operations, consolidated stockholders' equity and comprehensive (loss) income, and consolidated cash flows for each of the three fiscal years in the period ended February 24, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies at February 24, 2001 and February 26, 2000 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 24, 2001 in conformity with accounting principles generally accepted in the United States of America.



/s/Deloitte & Touche LLP
Parsippany, New Jersey
April 5, 2001

Five Year Summary of Selected Financial Data
--------------------------------------------

                  Fiscal 2000   Fiscal 1999  Fiscal 1998 Fiscal 1997 Fiscal 1996
                   (52 Weeks)    (52 Weeks)   (52 Weeks)  (53 Weeks)  (52 Weeks)
                  -----------   -----------  ----------- ----------- -----------
                  (Dollars in thousands, except share and per share amounts, store data, and financial ratios)
Operating Results
Sales               $10,622,866 $10,151,334 $10,179,358 $10,262,243 $10,089,014
Income (loss) from
  operations             50,193     104,830    (164,391)    155,259     169,303
Depreciation and
  amortization         (255,771)   (232,712)   (233,663)   (234,236)   (230,748)
Interest expense        (96,088)    (84,045)    (71,497)    (80,152)    (73,208)
(Loss) income before
  extraordinary item    (25,068)     14,160     (67,164)     63,586      73,032
Extraordinary loss
  on early
 extinguishment of debt       -           -           -        (544)        -
Net (loss) income       (25,068)     14,160     (67,164)     63,042      73,032

Per Share Data
(Loss) income before
  extraordinary item -
  basic and diluted       (0.65)       0.37       (1.75)       1.66        1.91
Extraordinary loss on
  early extinguishment of
  debt - basic and diluted    -           -           -       (0.01)          -
Net (loss) income - basic
  and diluted             (0.65)       0.37       (1.75)       1.65        1.91
Cash dividends             0.30        0.40        0.40        0.40        0.20
Book value per share      20.79       22.07       21.87       24.22       23.27

Financial Position
Current assets        1,201,854   1,222,883   1,243,110   1,217,227   1,231,379
Current liabilities   1,107,484   1,124,578   1,134,063     955,130   1,016,005
Working capital          94,370      98,305     109,047     262,097     215,374
Current ratio              1.09        1.09        1.10        1.27        1.21
Expenditures for
  property              415,842     479,572     438,345     267,623     296,878
Total assets          3,309,803   3,335,525   3,160,814   2,995,253   3,002,672
Current portion of
  long-term debt          6,195       2,382       4,956      16,824      18,290
Current portion of
  capital lease
  obligations            11,634      11,327      11,483      12,293      12,708
Long-term debt          915,321     865,675     728,390     695,292     701,609
Long-term portion of
  capital lease
  obligations           106,797     117,870     115,863     120,980     137,886
Total debt            1,039,947     997,254     860,692     845,389     870,493
Debt to total
  capitalization            57%         54%         51%         48%         49%


Equity
Stockholders' equity    797,297     846,192     837,257     926,632     890,072
Weighted average
  shares outstanding 38,347,216  38,330,379  38,273,859  38,249,832  38,221,329
Number of registered
  stockholders            6,281       6,890       7,419       8,029       8,808

Other
Number of employees      83,000      80,900      83,400      79,980      84,000
New store openings           47          54          46          40          30
Number of stores at
  year end                  752         750         839         936         973
Total store area
  (square feet)      27,931,729  26,904,331  28,736,319  30,574,286  30,587,324
Number of franchised
  stores served at
  year end                   68          65          55          52          49
Total franchised store
  area (square feet)  2,021,206   1,908,271   1,537,388   1,389,435   1,345,786

Executive Officers and Operating Management
-------------------------------------------

Management Executive Committee

Christian W.E. Haub
Chairman of the Board,
President and Chief Executive Officer

Fred Corrado
Vice Chairman of the Board,
Chief Financial Officer

Elizabeth Culligan
Executive Vice President,
Chief Operating Officer

William Costantini
Senior Vice President,
General Counsel & Secretary

Mitchell P. Goldstein
Senior Vice President,
Finance & Treasurer

Nicholas Ioli, Jr.
Senior Vice President,
Chief Information Officer

Laurane Magliari
Senior Vice President,
People Resources and Services

Brian Pall
Senior Vice President,
Chief Development Officer

Donald J. Sommerville
Senior Vice President,
Chief Marketing Officer




Senior Operating Management

ATLANTIC REGION
Craig Sturken
President and Chief Executive Officer


MIDWEST REGION
Dennis Eidson
President and Chief Executive Officer


SOUTHERN REGION
Karen Stout
Group President


A&P CANADA
Brian Piwek
Vice Chairman, President and Chief Executive Officer

Board Of Directors
------------------

Christian W.E. Haub (c)(d)
Chairman of the Board, President and
Chief Executive Officer

John D. Barline, Esq. (b)(c)(e)
Williams, Kastner & Gibbs LLP,
Tacoma, Washington

Rosemarie Baumeister (b)
Executive Vice President,
Tengelmann Warenhandelsgesellschaft,
Muelheim, Germany

Fred Corrado (c)(d)
Vice Chairman of the Board,
Chief Financial Officer

Bobbie Gaunt (a)(b)
Former President and CEO,
Ford Motor Company of Canada

Helga Haub (c)(d)

Dan Kourkoumelis (a)(c)(e)
Former President and CEO,
Quality Food Centers, Inc.

Edward Lewis (d)(c)(e)
Chairman and Chief Executive Officer
Essence Communications, Inc.

Richard L. Nolan (a)(c)(e)
William Barclay Harding Professor of Management Technology at the Harvard Business School and member of the Board of Directors for Novell, Surebridge Technologies, and Zefer

Maureen B. Tart-Bezer (a)(d)
Executive Vice President & General Manager
American Express Company, U.S. Consumer
Charge Group

R.L. "Sam" Wetzel (a)(b)(d)
President and Chief
Executive Officer,
Wetzel International, Inc.


(a) Member of
Audit Review Committee
Richard L. Nolan, Chairman

(b) Member of
Compensation Committee
John D. Barline, Chairman

(c) Member of Executive Committee
Christian W.E. Haub, Chairman

(d) Member of Finance Committee
R.L. "Sam" Wetzel, Chairman

(e) Member of Governance Committee
Dan Kourkoumelis, Chairman

Stockholder Information
-----------------------

Executive Offices
Box 418
2 Paragon Drive
Montvale, NJ  07645
Telephone 201-573-9700

Independent Auditors
Deloitte & Touche LLP
Two Hilton Court
Parsippany, NJ  07054

Stockholder Inquiries and Publications
Stockholders, security analysts, members of the media and others interested in further information about the Company are invited to contact the Investor Relations Help Line at 201-571-4537.

Internet users can access information on A&P at:  www.aptea.com

Correspondence concerning stockholder address changes or other stock account matters should be directed to the Company's Transfer Agent & Registrar:
American Stock Transfer and Trust Company
40 Wall Street
New York, NY  10005
Telephone 800-937-5449

Form 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey.

Annual Meeting
The Annual Meeting of Stockholders will be held at 9:00 a.m. (EDT) on Wednesday, July 18, 2001 Hampton Inn 4529 Highway One Rehoboth Beach, Delaware.

Common Stock
Common stock of the Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is generally reported in newspapers and periodical tables as "GtAtPc".

Financial Calendar
Estimated Date of Announcement of Quarterly Results:

1st quarter ended June 16, 2001 (16 weeks)
      July 17, 2001

2nd quarter ended September 8, 2001 (12 weeks)
      October 9, 2001

3rd quarter ended December 1, 2001 (12 weeks)
      January 4, 2002

4th quarter ended February 23, 2002 (12 weeks)
      April 4, 2002