Form 10-K, Exhibit 13
period 2002-02-23
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2002-07-05
CIK 43300

                                                                      Exhibit 13





                 The Great Atlantic & Pacific Tea Company, Inc.
                                   Fiscal 2001
                          Annual Report to Stockholders

Table of Contents
-----------------

Comparative Highlights.................................................   3
CEO Letter to Stockholders.............................................   4
Management's Discussion and Analysis...................................   8
Statements of Consolidated Operations..................................  23
Statements of Consolidated Stockholders' Equity
       And Comprehensive (Loss) Income.................................  24
Consolidated Balance Sheets............................................  25
Statements of Consolidated Cash Flows..................................  26
Notes to Consolidated Financial Statements.............................  27
Management's Report on Financial Statements............................  64
Independent Auditors' Report...........................................  65
Five Year Summary of Selected Financial Data...........................  66
Executive Officers.....................................................  68
Board of Directors.....................................................  68
Stockholder Information................................................  69

                 The Great Atlantic & Pacific Tea Company, Inc.
                             Comparative Highlights
                (Dollars in thousands, except per share amounts)

                                                                           Fiscal 2000               Fiscal 1999
                                                Fiscal 2001             As Restated (d)            As Restated (d)
                                             -----------------          ----------------          -----------------
Sales                                        $      10,973,315          $     10,622,866          $      10,151,334
(Loss) income from operations (a)                      (23,524)                   66,030                    147,082
(Loss) income before
     extraordinary item                                (64,684)                  (19,500)                    35,313
Net (loss) income (b)                                  (71,906)                  (19,500)                    35,313
(Loss) income per share before
    extraordinary item - basic
    and diluted                                          (1.69)                    (0.51)                      0.92
Net (loss) income per share - basic
    and diluted                                          (1.88)                    (0.51)                      0.92
Cash dividends per share                                     -                      0.30                       0.40
Expenditures for property                              246,182                   415,842                    479,572
Depreciation and amortization                          262,552                   255,771                    232,712
Working capital                                         27,611                    67,811                     65,544
Net debt (c)                                           806,402                 1,039,947                    970,342
Stockholders' equity                                   672,988                   748,811                    792,138
Debt to total capitalization                                57%                       58%                        56%
Book value per share                                     17.54                     19.53                      20.65
New store openings                                          21                        47                         54
Number of stores at year end                               702                       752                        750
Number of franchised stores
     served at year end                                     67                        68                         65
--------------------------------------------------------------------------------------------------------------------

(a)  Asset disposition initiative                    $(193,468)                 $      -                  $(59,886)
     Gain on proceeds from insurance
       company demutualization                          60,606                         -                          -
     All other earnings from operations                109,338                    66,030                    206,968
                                                     ---------                  --------                  ---------
     (Loss) income from operations                   $ (23,524)                 $ 66,030                  $ 147,082
                                                     =========                  ========                  =========

(b)  Asset disposition initiative                    $(112,268)                 $      -                  $ (34,836)
     Gain on proceeds from insurance
       company demutualization                          35,151                         -                          -
     Extraordinary loss on early extinguishment
       of debt                                          (7,222)                        -                          -
     All other earnings (losses)                        12,433                   (19,500)                    70,149
                                                     ---------                  --------                  ---------
     Net (loss) income                               $ (71,906)                 $(19,500)                 $  35,313
                                                     =========                  ========                  =========

(c) Net debt consists of obligations for long-term borrowings and capital leases reduced by cash equivalents and short-term investments.

(d)  See Note 2 - Restatement of Previously Issued Financial Statements in the
     Company's Consolidated Financial Statements.

--------------------------------------------------------------------------------

Company Profile
---------------

The Great Atlantic & Pacific Tea Company, Inc. ("the Company"), based in Montvale, New Jersey, operates combination food and drug stores, conventional supermarkets and limited assortment food stores in 16 U.S. states, the District of Columbia and Ontario, Canada, under the A&P(R), Waldbaum's(TM), Super Foodmart, The Food Emporium(TM), Super Fresh(R), Farmer Jack(R), Kohl's, Sav-A-Center(R), Dominion(R), Ultra Food & Drug, Food Basics(TM) and The Barn Markets trade names. Through its Compass Foods Division, the Company also manufactures and distributes a line of whole bean coffees under the Eight O'Clock(R), Bokar(R) and Royale(TM) labels, both for sale through its own stores as well as other retail channels.

CEO Letter to Stockholders
--------------------------

To Our Stockholders:

Fiscal 2001 was a year in which we made solid progress despite facing many challenges. A&P achieved improved results from ongoing operations and implemented significant organizational changes.

Shortly before we planned to file our annual report, we discovered certain irregularities relating to the appropriate timing for the recognition of vendor allowances and the accounting for inventory. We promptly commenced a Company-wide review of these accounting issues. As a result of this review, we have restated our financial results for certain periods to reflect, among other changes outlined below, the appropriate timing for the recognition of certain vendor allowances received and to reflect the appropriate accounting for a small amount of inventory associated with a single region. We are in the process of implementing additional procedural changes designed to prevent such irregularities in the future.

Once we decided to restate our financial statements for the reasons stated above, we also reviewed all our accounting for the restated years and, determined that it was appropriate to restate our accounting for vendor allowances, self-insurance reserves and closed store sublease income. Footnote 2 of our Financial Statements more fully discusses these matters.

The fiscal year ended February 23, 2002 marked our return to net profitability, achieved in the second quarter, and our 15th consecutive quarter of improved comparable store sales.

Our successful rebound from the challenges of the previous year, despite the persistent economic uncertainty that intensified after the tragic events of September 11, was first and foremost the result of a clear strategic direction and our focus on five key priorities:

         o   Achieve operational excellence;
         o   Implement our supply chain and business process initiative;
         o   Reduce all costs;
         o   Identify profitable growth opportunities in our core markets; and
         o Align and strengthen our organization through performance management.

Comprehensive programs addressing all of those objectives were emphasized in fiscal 2001, enabling us to reverse and steadily improve our earnings trend, while preserving a rate of comparable store sales growth that was among the best in our industry.

We significantly strengthened our balance sheet and secured our long-term liquidity by reducing total net debt by $234 million, and issuing $275 million in new 10 year notes. We have the financing in place to complete our strategic infrastructure investments, and with our improving operating results, we expect to further strengthen our financial position.

Our productivity and cost reduction efforts included rigorous asset management and strategic sourcing programs to lower both inventory and supply expenses. We also reduced administrative costs and established strict controls to better manage overhead going forward.

Through the aligned efforts of corporate, regional and field management, we sharpened our focus on store operating fundamentals and labor standards, execution of merchandising programs and improvement of our customer service capability throughout the year. While the opportunity to further enhance performance in these areas is substantial, our improved results, market share growth and positive customer feedback confirm our solid progress at the store level.

We also acted to improve the overall quality and growth potential of our store network with our decision to close 39 under performing stores, as part of the asset disposition program announced in November of 2001. This will enable us to direct our efforts and resources to locations we believe will contribute strong top and bottom line results going forward.

We continued to modernize our store base in fiscal 2001, adding 21 new stores and remodeling 26. Our fiscal 2002 capital plan calls for 25 new stores, and 70-75 enlargement and remodeling projects. This reflects our strategy to increase investment in the improvement of existing stores to drive profitable growth within our core operations. Overall, we have established more rigorous standards for the evaluation of all capital improvement projects, to ensure their success and maximize our return on capital invested.

The Company's business process initiative advanced in 2001, as we began to realize benefits from the initial elements in place. We enhanced the productivity and effectiveness of our Supply & Logistics operations by implementing our new warehouse and transportation management systems. The ongoing improvement of our distribution capability, combined with the closure of two warehouses, will further improve service levels while also reducing costs.

Additional progress in this important initiative lies immediately ahead, with the upcoming implementation of our category management and merchandising systems. We are confident that over the next year, we will remain on track to execute the remaining phases of the initiative, and realize the systemic and financial benefits as planned.

On the all-important people side of our business, we made positive strides in our organizational development efforts. Our annual company-wide associate opinion survey, performed in conjunction with The Gallup Organization, again provided valuable insights into the ability of our management to engage our associates in the initiatives of the Company at all levels. Participation in the survey increased in fiscal 2001, as did our overall employee engagement ratings. We expect to further improve those results as we move forward with the input of our associates in mind.

A number of key appointments strengthened our executive and regional management in the latter part of the year. The appointment of Elizabeth R. Culligan as President & Chief Operating Officer and her election to our Board of Directors reflect her significant contributions during her first year with A&P.

Also strengthening our senior management was the promotion of Mitchell P. Goldstein to Senior Vice President & Chief Financial Officer, succeeding Fred Corrado who retired after a successful career with A&P.

Additionally, the promotions of John E. Metzger to Senior Vice President & Chief Information Officer, and David Smithies to President of our Atlantic Region, have to further strengthen our management.

Finally, we upgraded our expertise and competency in such critical disciplines as marketing, information services and supply & logistics, to provide the functional leadership necessary to our ongoing success.

Going forward in fiscal 2002, we are planning and managing our business in anticipation of a difficult economic and competitive environment. I am confident that our experienced management team, clear strategy and improving store network and support organization will help to maximize our performance in these challenging times, and position us for the growth opportunities that lie ahead.

On behalf of our Board of Directors and Management, my thanks to all of our associates, customers, suppliers and stockholders for their support in fiscal 2001, especially in light of the issues with which we were recently confronted. We look forward to better serving each of these vital constituencies in 2002 and beyond, as we strive to achieve our ultimate mission . . . to become The Supermarket of Choice(R), where people choose to shop, work, and invest.



Christian Haub
Chairman of the Board
& Chief Executive Officer
July 3, 2002

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Management's Discussion and Analysis

BASIS OF PRESENTATION
---------------------

       The Company's fiscal year ends on the last Saturday in February. Fiscal 2001 ended February 23, 2002, fiscal 2000 ended February 24, 2001 and fiscal 1999 ended February 26, 2000. Fiscal 2001, fiscal 2000 and fiscal 1999 were each comprised of 52 weeks. Except where noted, all net income per share data presented is both basic and diluted.

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
-----------------------------------------------------

       Prior to filing its 2001 Annual Report on Form 10-K, the Company discovered certain irregularities relating to the timing for the recognition of vendor allowances and the accounting for inventory. As the Company announced on May 24, 2002, it promptly commenced a review of these issues. This review caused the Company to delay filing its Annual Report on Form 10-K. As a result of this review, the Company has restated its financial statements for fiscal 1999, fiscal 2000 and the first, second and third quarters of fiscal 2001, to adjust for vendor allowances recorded prior to the accounting period in which earned, and improper inventory adjustments, each in violation of Company policies.

       As summarized immediately below, the Company has concluded that the financial statements should also be restated to reflect primarily 1) the appropriate timing for the recognition of vendor allowances received, 2) an actuarially-based method of estimating self-insurance reserves, and 3) timing of recognition of sublet income associated with certain closed stores.

Vendor Allowances
-----------------

      The Company enters into agreements with vendors to receive cash allowances for, among other things, slotting, purchase volume, advertising, and carrying of new products. It is appropriate to record these allowances as a reduction of the cost of merchandise sold during the periods in which they are earned. The Company's previous methodology for recognizing vendor allowances for certain one-year and multi-year allowance contracts resulted in the inappropriate timing of the recognition of cost reductions. The Company's financial statements have been adjusted to reflect the effect of proper recognition of such allowances as reductions of cost of merchandise sold in the period earned.

Self-Insurance Reserves
-----------------------

       The Company's insurance coverages result in significant self-insured risks. The Company's previous method of establishing its self-insurance reserves was not based on an appropriate methodology. Accordingly, the Company has adjusted the financial results based on actuarially determined estimates.

Closed Store Subleases
----------------------

       In recording accruals for closed stores, the Company's previous methodology resulted, for certain properties, in the recognition of a portion of sublease amounts in excess of the related obligations. The Company has adjusted the financial statements to restore such excess to the closed store accruals. Such methodology had no effect on stores closed as part of the Asset Disposition Initiative discussed in Note 3 of the Company's Consolidated Financial Statements.

       For a further discussion of these matters see Notes 2 and 18 to the Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

OPERATING RESULTS
-----------------

Fiscal 2001 Compared with 2000
------------------------------

OVERALL
-------

       Sales for fiscal 2001 were $11.0 billion, compared with $10.6 billion in fiscal 2000; comparable store sales increased 2.6%. Net loss per share for fiscal 2001 was $1.88. Included in the Company's results for fiscal 2001 was an extraordinary after tax loss of $7 million or $0.19 per share for the cost of repurchasing $178 million of its 7.70% Senior Notes due January 15, 2004 and $20 million of its 7.75% Notes due April 15, 2007, a $193 million charge ($112 million after tax or $2.88 per share - diluted) relating to its asset disposition initiative (see Note 3 of the Company's Consolidated Financial Statements), and a nonrecurring pretax gain of $61 million ($35 million after tax or $0.90 per share - diluted) from proceeds received as a result of the demutualization of The Prudential Insurance Company.

       The following schedule details the adjustments from "as reported" to "as adjusted" results for fiscal 2001:

                                                     Adjustments to be (added) subtracted
                                                 --------------------------------------------
(In millions)                      Fiscal 2001       Asset                                      Fiscal 2001     Fiscal 2000
                                   results as     disposition   Extraordinary      Gain on      results as        results
                                    reported      initiative         loss         proceeds       adjusted       As Restated*
                                 --------------  -------------  -------------   -------------  -------------  -------------
Sales                               $  10,973.3   $          -    $        -      $      -     $  10,973.3        $10,622.9
Cost of merchandise sold               (7,822.6)          (3.9)            -             -        (7,818.7)        (7,581.1)
                                    -----------    -----------    ----------      --------     -----------      -----------
Gross margin                            3,150.7           (3.9)            -             -         3,154.6          3,041.8
Rate to sales                             28.71%                                                     28.75%           28.63%
Store operating, general
    and administrative expense         (3,234.8)        (189.6)            -             -        (3,045.2)        (2,975.7)
Rate to sales                             29.48%                                                     27.75%           28.01%
Gain on proceeds from the
    demutualization of a mutual
    insurance company                      60.6              -             -          60.6               -                -
                                    -----------   ------------    ----------      --------     -----------     ------------
(Loss) income from operations             (23.5)        (193.5)            -          60.6           109.4             66.1
Interest expense                          (91.7)             -             -             -           (91.7)          (102.5)
Interest income                             6.9              -             -             -             6.9              6.2
                                    -----------   ------------    ----------      --------     -----------     ------------
(Loss) income before income
     taxes and extraordinary item        (108.3)        (193.5)            -          60.6            24.6            (30.2)
Benefit from (provision for)
     income taxes                          43.6           81.2             -         (25.5)          (12.1)            10.7
                                    -----------   ------------    ----------      --------     -----------     ------------
(Loss) income before
     extraordinary item                   (64.7)        (112.3)            -          35.1            12.5            (19.5)
Extraordinary loss on early
     extinguishment of debt,
     net of income tax benefit
     of $5.2                               (7.2)             -          (7.2)            -               -                -
                                    -----------    ------------    ----------     --------     -----------     ------------
Net (loss) income                   $     (71.9)   $    (112.3)    $    (7.2)     $   35.1     $      12.5     $      (19.5)
                                    ===========    ===========     ==========     ========     ===========     ============

* See Note 2 - Restatement of Previously Issued Financial Statements in the Company's Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

SALES
-----

       Sales for fiscal 2001 of $10,973 million increased $350 million or 3.3% from sales of $10,623 million for fiscal 2000. The higher sales were due to increases in retail sales of $304 million and wholesale sales of $46 million. The increase in retail sales was attributable to the opening of 68 new stores since the beginning of fiscal 2000, of which 21 were opened in fiscal 2001, increasing sales by $535 million. This increase was partially offset by the closure of 121 stores since the beginning of fiscal 2000, of which 72 were closed in fiscal 2001, which decreased sales $437 million. Included in the 72 stores closed in fiscal 2001 were 31 stores closed as part of the asset disposition initiative. Additionally, the unfavorable effect of the Canadian exchange rate decreased sales $81 million. The remainder of the increase in sales was caused primarily by increased comparable store sales, which include replacement stores, for fiscal 2001 of 2.6% (1.5% in the U.S. and 7.8% in Canada) when compared to fiscal 2000. The increase in wholesale sales was attributable to higher sales volume of $76 million partially offset by the unfavorable effect of the Canadian exchange rate which decreased sales by $30 million.

       Sales in the U.S. increased by $243 million or 2.9% compared to fiscal 2000. Sales in Canada increased by $107 million or 4.5% from fiscal 2000.

       Average weekly sales per supermarket were approximately $275,100 for fiscal 2001 versus $263,000 for the corresponding period of the prior year, an increase of 4.6%.

GROSS MARGIN
------------

       Gross margin as a percentage of sales increased 8 basis points to 28.71% for fiscal 2001 from 28.63% for fiscal 2000. The gross margin dollar increase of $109 million resulted from increases in sales volume and the gross margin rate partially offset by a decrease in the Canadian exchange rate. The U.S. operations gross margin increase of $89 million resulted from increases of $74 million due to higher sales volume and $15 million due to a higher gross margin rate. The Canadian operations gross margin increase of $20 million resulted from an increase of $48 million due to higher sales volume partially offset by a decrease of $4 million due to a lower gross margin rate and a decrease of $24 million from fluctuations in the Canadian exchange rate.

       Included in gross margin for fiscal 2001 were costs related to the Company's asset disposition initiative of $4 million which were incurred to mark down inventory in stores announced for closure. Excluding this charge, as a percentage of sales, gross margin would have been 28.75% and 28.63% for fiscal 2001 and fiscal 2000, respectively.

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------

       Store operating, general and administrative expense ("SG&A") was $3,235 million for fiscal 2001 compared to $2,976 million for fiscal 2000. As a percentage of sales, SG&A was 29.48% for fiscal 2001 compared to 28.01% for fiscal 2000.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

     Included in SG&A for fiscal 2001 were costs relating to the Company's asset disposition initiative of $190 million as described in Note 3 of the Consolidated Financial Statements. Excluding this charge, SG&A was $3,045 million or 27.75% as a percentage of sales. Also included in SG&A for fiscal 2001 and fiscal 2000 were costs relating to the Company's business process initiative of $91 million and $68 million, respectively. These costs primarily included professional consulting fees and salaries, including related benefits, of employees working full-time on the initiative. Excluding these charges, SG&A was $2,954 million or 26.92% for fiscal 2001 compared to $2,908 million or 27.37% for fiscal 2000. This decrease of 45 basis points was primarily due to lower store advertising costs, lower store opening and closing costs, and lower litigation expense.

GAIN ON PROCEEDS FROM THE DEMUTUALIZATION OF A MUTUAL INSURANCE COMPANY
-----------------------------------------------------------------------

       During the fourth quarter of fiscal 2001, the Company received cash and common stock totaling $61 million from the demutualization of The Prudential Insurance Company. This amount was recorded as a nonrecurring gain and included in the determination of pretax income for fiscal 2001.

INTEREST EXPENSE
----------------

       Interest expense of $92 million for fiscal 2001 decreased from the prior year amount of $102 million. This was due to decreased borrowing requirements during fiscal 2001 compared to fiscal 2000 as a result of lower capital expenditures, a reduction in working capital and the proceeds received on the sale leaseback transactions described in Note 14 of the Consolidated Financial Statements. The reduction was also partially due to a decrease in interest rates.

Fiscal 2000 Compared with 1999
------------------------------

OVERALL
-------

       Sales for fiscal 2000 were $10.6 billion, compared with $10.2 billion in fiscal 1999; comparable store sales increased 2.2%.

       Net loss per share for fiscal 2000 was $0.51 compared to net income per share of $0.92 for fiscal 1999. Included in the results for fiscal 1999 were costs related to the Company's asset disposition initiative of $103 million pretax which consisted of $60 million of costs related to the store exiting charges and $43 million of operating costs incurred by the stores identified for closure prior to ceasing operations. Excluding the aforementioned charge, net income per share was $2.48 in fiscal 1999.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


SALES
-----

       Sales for fiscal 2000 of $10,623 million increased $472 million or 4.6% from the prior year. The increase in sales was primarily attributable to continued focus on the development of larger stores and comparable store sales increases. Retail square footage increased by approximately 1.0 million or 3.8% to 27.9 million square feet during fiscal 2000. This increase was accomplished primarily by opening 47 new stores which added 2.2 million retail square feet partially offset by closing 49 stores, which reduced retail square footage by
1.4 million. Comparable store sales, which include replacement stores, increased 2.2% in fiscal 2000 (1.6% in the U.S. and 4.9% in Canada).

       Sales in the U.S. for fiscal 2000 increased by $266 million or 3.3% compared to fiscal 1999. Sales in Canada for fiscal 2000 increased $206 million or 9.5% from fiscal 1999.

       Average weekly sales per supermarket were approximately $263,000 for fiscal 2000 versus $245,700 for fiscal 1999, an increase of 7.0%.

GROSS MARGIN
------------

       Gross margin as a percentage of sales decreased 11 basis points to 28.63% for fiscal 2000 from 28.74% for fiscal 1999. The gross margin dollar increase of $125 million resulted from an increase in sales volume partially offset by decreases in the gross margin rate and the Canadian exchange rate. The U.S. operations gross margin increase of $97 million resulted from increases of $81 million due to higher sales volume and $16 million due to a higher gross margin rate. The Canadian operations gross margin increase of $28 million resulted from an increase of $54 million due to higher sales volume partially offset by a decrease of $19 million due to a lower gross margin rate and a decrease of $7 million from fluctuations in the Canadian exchange rate.

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------

       SG&A was $2,976 million for fiscal 2000 compared to $2,770 million for fiscal 1999. As a percentage of sales, SG&A increased from 27.29% in fiscal 1999 to 28.01% in fiscal 2000.

       The SG&A expense for fiscal 2000 included $68 million relating to the Company's business process initiative. Such costs primarily included professional consulting fees and salaries, including related benefits, of employees working full-time on the initiative.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

       The SG&A expense for fiscal 1999 included $122 million relating to the asset disposition initiative announced in fiscal 1998, including $75 million of costs related to the store exiting charges and $69 million of operating costs incurred by the stores identified for closure prior to ceasing operations. This was partially offset by reversals of previously recorded restructuring charges due to favorable progress in marketing and subleasing the closed stores of $22 million.

       Excluding the aforementioned charges and the results of the stores identified for closure previously noted, as a percentage of sales, SG&A increased from 26.50% for fiscal 1999 to 27.37% for fiscal 2000. The increase of 87 basis points was primarily due to higher labor, occupancy and store closing costs in fiscal 2000.

INTEREST EXPENSE
----------------

       Interest expense for fiscal 2000 increased $12 million or 13.3% from fiscal 1999 due to the increase in average borrowings, as well as an increase in interest rates primarily associated with the 9.375% Senior Quarterly Interest Bonds issued in August, 1999.

ASSET DISPOSITION INITIATIVE
----------------------------

       In May 1998, the Company initiated an assessment of its business operations in order to identify the factors that were impacting the performance of the Company. As a result of this assessment, in fiscal 1998 and fiscal 1999, the Company announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores including the exit of the Richmond, Virginia and Atlanta, Georgia markets.

       As of February 23, 2002, the Company had closed all stores and facilities related to this phase of the initiative. Additionally, the Company paid $29 million of the total net severance charges from the time of the original charges through February 23, 2002, which resulted from the termination of approximately 3,400 employees. The remaining severance liability primarily relates to future obligations for early withdrawals from multi-employer union pension plans.

       At each balance sheet date, Management assesses the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. The Company has made favorable progress to date in marketing and subleasing the closed stores. As a result, in the third quarter of fiscal 1999, the Company recorded a net reduction in SG&A of $22 million to reverse a portion of the original charge. This amount primarily represents a reduction in SG&A for lower store occupancy costs resulting from earlier than anticipated lease terminations and subleases. Additionally, in fiscal 2000, the Company recorded a net reduction in SG&A of $3 million to reverse a portion of the original charge. The reversal is primarily the result of a change in estimate resulting from the sale of one of the Company's warehouses sold during the first quarter of fiscal 2000.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


       During the third quarter of fiscal 2001, the Company's Board of Directors approved a plan resulting from Management's review of the performance and potential of each of the Company's businesses and individual stores. At the conclusion of this review, the Company determined that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses should be closed and/or sold, and certain administrative streamlining should take place. As a result of these decisions, the Company announced on November 14, 2001 that it would incur costs of approximately $200 - $215 million pretax ($115 - $125 million after tax) through the third quarter of fiscal 2002. Of this amount, $193 million pretax ($112 million after tax) was included in the Statements of Consolidated Operations for fiscal 2001. The components of this net pretax charge were as follows:

o $180 million of costs to close the stores and warehouses and perform certain administrative streamlining, of which $64 million related to the present value of future occupancy obligations, $85 million related to the write-down of fixed assets, $24 million related to severance for store and administrative personnel and $7 million related to other miscellaneous items;

o $21 million of costs to discontinue development of 4 potential stores of which $17 million related to the present value of future occupancy obligations and $4 million related to fixed asset write-offs; and

o $8 million in gains on the sale of other properties and equipment, primarily land and buildings.

       Of this pretax charge, $4 million was included in "Cost of merchandise sold" and $189 million was included in "Store operating, general and administrative expense" in the Statements of Consolidated Operations for fiscal 2001.

       To the extent fixed assets included in the items noted above could be used in other continuing operations, the Company will transfer those assets as needed. Fixed assets that the Company cannot transfer to other operations will be scrapped. Accordingly, the write-down recorded during fiscal 2001 was based on expected transfers.

       As of February 23, 2002, the Company had closed 31 of the aforementioned stores.

       At each balance sheet date, Management assesses the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. As a result of such assessment, during the fourth quarter of fiscal 2001, the Company recorded an adjustment to severance and benefits of approximately $1 million related to a reduction in the severance payments required to be made to certain store employees in Canada. Under Ontario provincial law, employees to be terminated as part of a mass termination are entitled to receive compensation, either worked or paid as severance, for a set period of time after the official notice date. Since such closures took place later than originally expected, less time remained in the aforementioned guarantee period.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


       As of February 23, 2002, the Company paid approximately $3 million of the total severance charge recorded to date which resulted from the termination of approximately 850 employees. The remaining individual severance payments will be paid by the end of fiscal 2003.

     Based upon current available information, Management evaluated the reserve balances as of February 23, 2002 of $66 million for the 1998 phase of the asset disposition initiative and $100 million for the 2001 phase of the asset disposition initiative and has concluded that they are adequate. The Company will continue to monitor the status of the vacant properties and adjustments to the reserve balances may be recorded in the future, if necessary.

BUSINESS PROCESS INITIATIVE
---------------------------

       On March 13, 2000, the Company announced a four-year project to develop a state-of-the-art supply chain and business management infrastructure.

       A team of A&P executives and managers representing all key business functions is working with a team of strategic alliance consultants concentrating on the food and drug retailing industry formed by information technology industry leaders. This combined team is upgrading all processes and business systems related to the flow of information and products between A&P-operated offices, distribution points and stores; and between the Company and its suppliers. Such business processes support Store Operations, Marketing and Merchandising, Supply and Logistics, People Resources & Services, Finance and the enabling technologies.

       Overall, the Company expects to achieve substantial cash benefits resulting from improved margins, lower operating expenses, reduced working capital and better product availability. After implementation is completed in fiscal 2003, the Company expects to significantly raise the level of ongoing annual operating income.

       Costs related to implementing this initiative reduced diluted net earnings for fiscal 2001 and 2000 by $1.46 and $1.15 per share, respectively. The Company expects the cost of implementing this initiative to reduce net earnings for fiscal 2002 by approximately $1.10 - $1.20 per share.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

       The Company had working capital of $28 million at February 23, 2002 compared to $68 million at February 24, 2001. The Company had cash and cash equivalents aggregating $169 million at the end of fiscal 2001 compared to $132 million at the end of fiscal 2000. Working capital of $28 million at February 23, 2002 included $35 million of cash classified as "Cash and cash equivalents" on the Company's Consolidated Balance Sheets and $27 million of short-term investments classified as "Prepaid expenses and other current assets" on the Company's Consolidated Balance Sheets received as a result of the demutualization of Prudential Insurance Company (see Note 15 of the Company's Consolidated Financial Statements for further details). After adjusting for this item, the Company had negative working capital of $35 million at February 23, 2002. Working capital of $68 million at February 24, 2001 included $28 million of assets held for sale within "Prepaid expenses and other current assets" on the Company's Consolidated Balance Sheets relating to assets to be sold and leased back in early fiscal 2001 (see Note 14 of the Company's Consolidated Financial Statements). Excluding the items described above, the decrease in working capital was attributable primarily to a decrease in inventories and increases in book overdrafts and other accruals, partially offset by increases in accounts receivable and prepaid expenses and other current assets and decreases in accounts payable and current portion of long-term debt.

       On December 14, 2001, the Company issued $275 million 9 1/8% Senior Notes due December 15, 2011. These notes pay interest semi-annually on June 15 and December 15 and are callable beginning December 15, 2006. The Company used the proceeds from the issuance of these notes to repay approximately $178 million of the total $200 million 7.70% Senior Notes due January 15, 2004 and for general corporate purposes including repayment of borrowings under the Company's secured revolving credit agreement. The repayment of approximately $178 million of the 7.70% Senior Notes due January 15, 2004 took place in the form of a tender offer whereby the Company paid a 6.25% premium to par. In addition, the Company repurchased in the open market $20 million of its 7.75% Notes due April 15, 2007. The net cost of this tender and open market repurchase resulted in an extraordinary loss due to the early extinguishment of debt of $7 million after tax ($12 million pretax). The Company has the right to make additional repurchases and intends to do so from time to time in the future.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


       At February 23, 2002, the Company had a $425 million secured revolving credit agreement (the "Secured Credit Agreement") expiring December 31, 2003, with a syndicate of lenders, enabling it to borrow funds on a revolving basis sufficient to refinance short-term borrowings and provide working capital as needed. This agreement was secured primarily by inventory and company-owned real estate. The Secured Credit Agreement was comprised of a U.S. credit agreement amounting to $340 million and a Canadian credit agreement amounting to $85 million (C$136 million at February 23, 2002). As of February 23, 2002, the Company had no borrowings under the Secured Credit Agreement. Accordingly, as of February 23, 2002, after reducing availability for outstanding letters of credit and inventory requirements, the Company had $367 million available under the Secured Credit Agreement. Borrowings under the agreement bear interest based on the variable LIBOR pricing. On March 21, 2002 and April 23, 2002, the Company amended the Secured Credit Agreement in order to allow for, among other things, additional debt repayments, the ability to enter additional interest rate hedging agreements and an increase in the amount of letters of credit available under the agreement. In addition, $385 million of the initial $425 million of loan commitments under the original facility scheduled to expire in December 2003 was extended for an additional 18 months and will now expire in June 2005.

       The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum fixed charge coverage and maximum levels of leverage and capital expenditures. At February 23, 2002, the Company was in compliance with all of its covenants.

       As a result of its delayed filing of the Annual Report on Form 10-K as described in Note 2 of the Company's Consolidated Financial Statements, the Company was not in compliance with its reporting covenant and therefore became unable to draw upon the Secured Credit Agreement. On June 14, 2002 the Company received a waiver from its lenders allowing it to borrow up to $50 million under the Secured Credit Agreement through July 29, 2002. The filing of this Annual Report on Form 10-K cures said covenant violation. The filing delay has also caused a covenant violation under the indenture covering the Company's debt. Such violation is cured upon filing.

       The Company has active Registration Statements dated January 23, 1998 and June 23, 1999, allowing it to offer up to $75 million of debt and/or equity securities as of February 23, 2002 at terms determined by market conditions at the time of sale.

       During fiscal 2001, the Company sold 9 properties and simultaneously leased them back from the purchaser. Net proceeds received by the Company related to these transactions amounted to approximately $65 million. The Company expects to enter into similar transactions with other owned properties from time to time in the future.

       During fiscal 2001, the Company funded its capital expenditures and debt repayments through internally generated funds combined with proceeds from disposals of property, revolving lines of credit and the issuance of $275 million 9 1/8% Senior Notes due 2011. Capital expenditures totaled $246 million during fiscal 2001, which included 21 new supermarkets, 26 major remodels or enlargements and capital expenditures related to the business process initiative.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


       For fiscal 2002, the Company has planned capital expenditures of approximately $300 million. These expenditures relate primarily to opening 25 new supermarkets, enlarging or remodeling 70 - 75 supermarkets, and capital purchases associated with the Company's business process initiative. The Company currently expects to close a total of approximately 15 - 20 stores in fiscal 2002.

       The Company does not expect to pay dividends during fiscal 2002.

       As of February 23, 2002, the Company had the following material contractual obligations and commitments:

                                                   Payments Due by Period (in millions)
                           -----------------------------------------------------------------------------------
         Contractual                                              Fiscal 2003      Fiscal 2005
         Obligations             Total          Fiscal 2002        and 2004         and 2006        Thereafter
   ----------------------     ----------        -----------       ----------       ----------       ----------
   Debt                       $    781.5         $     0.5        $    23.3         $     0.2       $    757.5
   Capital Leases                  213.5              22.3             38.7              27.6            124.9
   Operating Leases              3,350.8             249.0            471.0             434.5          2,196.3
   Technology-Related               36.1              28.9              7.2                 -                -
   Purchase Commitments             57.6              30.4             27.2                 -                -
   Interest on Debt              1,080.1              67.4            133.1             131.3            748.3
                              ----------         ---------        ---------         ---------       ----------
     Total                    $  5,519.6         $   398.5        $   700.5         $   593.6       $  3,827.0
                              ==========         =========        =========         =========       ==========

                                                  Expiration of Commitments (in millions)
                           -----------------------------------------------------------------------------------
            Other                                                 Fiscal 2003       Fiscal 2005
         Commitments            Total           Fiscal 2002        and 2004          and 2006       Thereafter
   ----------------------     ----------        -----------       ----------        ---------       ----------
   Guarantees                 $      2.5         $     0.2        $     0.7         $     0.8       $      0.8
                              ==========         =========        =========         =========       ==========

       The Company is the guarantor of a debt commitment of $2.5 million which will expire in 2011.

       The Company has product supply agreements that require it to make purchases totaling $58 million as of February 23, 2002.

       The Company's existing senior debt rating was B2 with negative implications with Moody's Investors Service and BB with negative implications with Standard & Poor's Ratings Group as of February 23, 2002. Future rating changes could affect the availability and cost of financing to the Company.

       The Company believes that its current cash resources, including the funds available under the Secured Credit Agreement, together with cash generated from operations, will be sufficient for the Company's capital expenditure programs and mandatory scheduled debt repayments throughout fiscal 2002. However, certain external factors such as unfavorable economic conditions, competition, labor relations, and fuel and utility costs could have a significant impact on cash generated from operations.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

MARKET RISK
-----------

       Market risk represents the risk of loss from adverse market changes that may impact the consolidated financial position, results of operations or cash flows of the Company. Among other possible market risks, the Company is exposed to such risk in the areas of interest rates and foreign currency exchange rates.

       From time to time, the Company may enter hedging agreements in order to manage risks incurred in the normal course of business including the managing of interest expense and exposure to fluctuations in foreign exchange rates. These agreements may include interest rate swaps, locks, caps, floors and collars as well as the use of foreign currency swaps and forward exchange contracts.

Interest Rates
--------------

       The Company's exposure to market risk for changes in interest rates relates primarily to the Company's debt obligations. The Company has no cash flow exposure due to rate changes on its $777 million in notes as of February 23, 2002 because they are at fixed interest rates. However, the Company does have cash flow exposure on its committed and uncommitted bank lines of credit due to its variable LIBOR pricing. Accordingly, during fiscal 2001, a presumed 1% change in LIBOR would have impacted interest expense by $1 million.

       On January 4, 2002, the Company entered into an interest rate hedging agreement with a commercial bank with a notional amount of $50 million maturing on April 15, 2007. This hedging agreement was designated as a fair value hedging instrument and effectively converts a portion of the Company's 7.75% Notes due April 15, 2007 from fixed rate debt to floating rate debt. There were no ineffective changes in fair value of this hedging agreement. At February 23, 2002, this hedging agreement had a fair value of $1 million. A presumed 1% change in LIBOR during the time the hedging agreements was outstanding during fiscal 2001 would not have had a material impact on borrowing costs.

       On April 25, 2002 and April 26, 2002, the Company entered into additional interest rate hedging agreements with notional amounts totaling $100 million maturing on April 15, 2007. These hedging agreements were designated as fair value hedging instruments and effectively convert an additional portion of the Company's 7.75% Notes due April 15, 2007 from fixed rate debt to floating rate debt. There were no ineffective changes in fair value of these hedging agreements.

Foreign Exchange Risk
---------------------

       The Company is exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. During fiscal 2001, a change in the Canadian currency of 10% would have resulted in a fluctuation in net income of $2 million. The Company does not believe that a change in the Canadian currency of 10% will have a material effect on its financial position or cash flows.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


CRITICAL ACCOUNTING POLICIES
----------------------------

       Critical accounting policies are those accounting policies that Management believes are important to the portrayal of the Company's financial condition and results and require Management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

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

Insurance
---------

       The Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The Company determines the required liability of such claims on a discounted basis, utilizing an actuarially determined method which is based upon various assumptions which include, but are not limited to, the Company's historical loss experience, projected loss development factors, actual payroll, and other data. It is possible that the final resolution of some of these claims may vary from the Company's estimate of existing reserves.

Long-Lived Assets
-----------------

       The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If such review indicates an impairment exists, the Company measures such impairment on a discounted basis.

Store Closing Reserves
----------------------

       For stores to be closed that are under long-term leases, the Company records a liability for the future minimum lease payments and related costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries. The Company estimates future net cash flows based on its experience and knowledge of the market in which the store expected to be closed is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


Net Operating Loss Carryforwards
--------------------------------

       The Company has net operating loss carryforwards from its Canadian and U.S. operations. The Canadian portion of the net operating loss carryforwards will expire between February 2003 and February 2009 and the U.S. portion will expire between February 2019 and February 2022. The Company has assessed its ability to utilize the net operating loss carryforwards and concluded that no valuation allowance currently is required since the Company believes that it is more likely than not that the net operating loss carryforwards will be utilized either by generating taxable income or through tax planning strategies. However, this cannot be assured. Accordingly, some portions of these net operating loss carryforwards may expire before they can be utilized by the Company to reduce its income tax obligations.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
---------------------------------------

       In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets". The provisions of this statement are required to be applied by the Company starting with fiscal 2002. This statement is required to be applied to all goodwill and other intangible assets recognized in the Company's financial statements at the date of adoption. At that time, goodwill will no longer be amortized, but will be tested for impairment annually. Amortization expense for fiscal years 2001, 2000 and 1999 was $1.4 million, $1.5 million and $1.2 million, respectively. Additionally, impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement would be reported as resulting from a change in accounting principle. The Company intends to complete its assessment of the impact that this statement will have on its financial statements during the second quarter of fiscal 2002.

         In June 2001, the FASB issued SFAS 143, "Accounting For Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of SFAS No. 143 at the beginning of fiscal 2003. The Company has determined that the adoption of this statement will not have a material impact on its financial position or results of operations.

         In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are required to be adopted by the Company at the beginning of fiscal 2002. The Company is currently assessing the impact this statement will have on its financial statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

       In April 2002, the FASB issued SFAS 145, "Recission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections". SFAS 145 rescinds the provisions of SFAS 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishment are effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to lease modification are effective for transactions occurring after May 15, 2002. The Company is currently assessing the impact this statement will have on its financial statements.

CAUTIONARY NOTE
---------------

       This presentation may contain forward-looking statements about the future performance of the Company, and is based on Management's assumptions and beliefs in light of information currently available. The Company assumes no obligation to update this information. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company's principal markets; the Company's relationships with its employees; the terms of future collective bargaining agreements; the costs and other effects of lawsuits and administrative proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the Company's cost of capital or the ability to access capital; supply or quality control problems with the Company's vendors; and changes in economic conditions, which may affect the buying patterns of the Company's customers.

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Statements of Consolidated Operations
                (Dollars in thousands, except per share amounts)

                                                                            Fiscal 2000               Fiscal 1999
                                                                            (As Restated             (As Restated
                                                 Fiscal 2001                See Note 2)               See Note 2)
                                                --------------            --------------            ---------------
Sales                                           $   10,973,315            $   10,622,866            $    10,151,334
Cost of merchandise sold                            (7,822,649)               (7,581,090)                (7,234,343)
                                                --------------            --------------            ---------------
Gross margin                                         3,150,666                 3,041,776                  2,916,991
Store operating, general
    and administrative expense                      (3,234,796)               (2,975,746)                (2,769,909)
Gain on proceeds from the
    demutualization of a mutual
    insurance company                                   60,606                         -                          -
                                                --------------            --------------            ---------------
(Loss) income from operations                          (23,524)                   66,030                    147,082
Interest expense                                       (91,722)                 (102,488)                   (90,445)
Interest income                                          6,972                     6,222                      6,218
                                                --------------            --------------            ---------------
(Loss) income before income
     taxes and extraordinary item                     (108,274)                  (30,236)                    62,855
Benefit from (provision for)
     income taxes                                       43,590                    10,736                    (27,542)
                                                --------------            --------------            ---------------
(Loss) income before
     extraordinary item                                (64,684)                  (19,500)                    35,313
Extraordinary loss on early
     extinguishment of debt, net of
     income tax benefit of $5,230                       (7,222)                        -                          -
                                                --------------            --------------            ---------------
Net (loss) income                               $      (71,906)           $      (19,500)           $        35,313
                                                ==============            ==============            ===============

Net (loss) income per share - basic and diluted:
      (Loss) income before
         extraordinary item                     $        (1.69)           $        (0.51)           $          0.92
      Extraordinary loss on early
         extinguishment of debt                          (0.19)                        -                          -
                                                --------------            --------------            ---------------
Net (loss) income per share - basic
    and diluted                                 $        (1.88)           $        (0.51)           $          0.92
                                                ==============            ==============            ===============



Weighted average common shares outstanding:
        Basic                                       38,350,616                38,347,216                 38,330,379
                                                ==============            ==============            ===============
        Diluted                                     38,350,616                38,347,216                 38,415,420
                                                ==============            ==============            ===============

                See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
 Statements of Consolidated Stockholders' Equity and Comprehensive (Loss) Income
                  (Dollars in thousands, except share amounts)

                                                                      Unamortized     Accumulated
                                  Common stock          Additional     value of          other                      Total
                           --------------------------     paid-in     restricted     comprehensive   Retained    stockholders'
                              Shares         Amount       capital     stock grant        loss        earnings      equity
                           -------------  -----------  -----------   -------------   ------------  -----------  --------------
Balance at 2/27/99
   As previously reported     38,290,716  $    38,291  $   454,971   $           -  $     (69,039) $   413,034  $     837,257
Adjustment to retained
    earnings due to
    restatement (See
    Note 2)                                                                                            (75,207)       (75,207)
                           -------------  -----------  -----------   -------------  -------------  -----------  -------------
Balance at 2/27/99 - As
   Restated - See Note 2      38,290,716       38,291      454,971               -        (69,039)     337,827        762,050
Net income - As Restated
   - See Note 2                                                                                         35,313         35,313
Stock options exercised           56,500           56        1,499                                                      1,555
Issuance of 20,000
     shares of restricted
     common stock                 20,000           20          631            (651)                                         -
Amortization of restricted
     stock grant                                                               210                                        210
Comprehensive income                                                                        8,343                       8,343
Cash dividends                                                                                         (15,333)       (15,333)
                           -------------  -----------  -----------   -------------  -------------  -----------  -------------
Balance at 2/26/00
   As Restated - See Note 2    38,367,216       38,367      457,101            (441)       (60,696)    357,807        792,138

Net loss - As Restated
   - See Note 2                                                                                        (19,500)       (19,500)
Forfeiture of restricted
     stock grant                 (20,000)         (20)        (631)            441                                       (210)
Comprehensive loss                                                                        (12,112)                    (12,112)
Cash dividends                                                                                         (11,505)       (11,505)
                           -------------  -----------  -----------   -------------  -------------  -----------  -------------
Balance at 2/24/01
   As Restated - See Note 2   38,347,216       38,347      456,470               -        (72,808)     326,802        748,811

Net loss                                                                                               (71,906)       (71,906)
Stock options exercised           20,412           21          283                                                        304
Comprehensive loss                                                                         (4,221)                     (4,221)
                           -------------  -----------  -----------   -------------  -------------  -----------  -------------
Balance at 2/23/02            38,367,628  $    38,368  $   456,753   $           -  $     (77,029) $   254,896  $     672,988
                           =============  ===========  ===========   =============  =============  ===========  =============



                                                                                           Fiscal 2000           Fiscal 1999
                                                                                          (As Restated          (As Restated
                                                                     Fiscal 2001           See Note 2)           See Note 2)
                                                                     -----------          -----------             ---------
Comprehensive (loss) income
Net (loss) income                                                    $   (71,906)         $   (19,500)            $  35,313
                                                                     -----------          -----------             ---------
   Foreign currency translation adjustment                                (5,089)             (14,802)                6,784
   Minimum pension liability adjustment                                      (65)               2,690                 1,559
   Unrealized gain on securities available for sale                          933                    -                     -
                                                                     -----------            ---------             ---------
Other comprehensive (loss) income                                         (4,221)             (12,112)                8,343
                                                                     -----------          -----------             ---------
Total comprehensive (loss) income                                    $   (76,127)         $   (31,612)            $  43,656
                                                                     ===========          ===========             =========

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                           Consolidated Balance Sheets
                  (Dollars in thousands, except share amounts)

                                                                                                     February 24, 2001
                                                                         February 23, 2002       (As Restated - See Note 2)
                                                                         -----------------       --------------------------
Assets
Current assets:
    Cash and cash equivalents                                               $    168,620               $    131,550
    Accounts receivable, net of allowance for doubtful
      accounts of $8,274 and $9,120 at February 23, 2002
      and February 24, 2001, respectively                                        206,188                    185,779
    Inventories                                                                  716,083                    777,380
    Prepaid expenses and other current assets                                    121,183                    103,164
                                                                            ------------               ------------
      Total current assets                                                     1,212,074                  1,197,873
                                                                            ------------               ------------
Property:
    Land                                                                          88,154                    107,893
    Buildings                                                                    303,581                    359,275
    Equipment and leasehold improvements                                       2,293,655                  2,388,366
                                                                            ------------               ------------
      Total - at cost                                                          2,685,390                  2,855,534
    Less accumulated depreciation and amortization                            (1,053,850)                (1,050,279)
                                                                            ------------               ------------
      Property owned                                                           1,631,540                  1,805,255
    Property leased under capital leases                                          76,800                     84,758
                                                                            ------------               ------------
Property - net                                                                 1,708,340                  1,890,013
Other assets                                                                     273,850                    231,271
                                                                            ------------               ------------
    Total assets                                                            $  3,194,264               $  3,319,157
                                                                            ============               ============

Liabilities and Stockholders' Equity
Current liabilities:
    Current portion of long-term debt                                       $        526               $      6,195
    Current portion of obligations under capital leases                           10,691                     11,634
    Accounts payable                                                             547,113                    566,482
    Book overdrafts                                                              127,079                    108,448
    Accrued salaries, wages and benefits                                         167,724                    158,450
    Accrued taxes                                                                 69,559                     62,169
    Other accruals                                                               261,771                    216,684
                                                                            ------------               ------------
      Total current liabilities                                                1,184,463                  1,130,062
                                                                            ------------               ------------
Long-term debt                                                                   779,440                    915,321
Long-term obligations under capital leases                                        93,587                    106,797
Other non-current liabilities                                                    463,786                    418,166
                                                                            ------------               ------------
    Total liabilities                                                          2,521,276                  2,570,346
                                                                            ------------               ------------

Commitments and contingencies

Stockholders' equity:
    Preferred stock - no par value; authorized - 3,000,000
      shares; issued - none                                                            -                          -
    Common stock - $1 par value; authorized - 80,000,000
      shares; issued and outstanding - 38,367,628 and
      38,347,216 shares at February 23, 2002 and
      February 24, 2001, respectively                                             38,368                     38,347
    Additional paid-in capital                                                   456,753                    456,470
    Accumulated other comprehensive loss                                         (77,029)                   (72,808)
    Retained earnings                                                            254,896                    326,802
                                                                            ------------               ------------
      Total stockholders' equity                                                 672,988                    748,811
                                                                            ------------               ------------
    Total liabilities and stockholders' equity                              $  3,194,264               $  3,319,157
                                                                            ============               ============

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Statements of Consolidated Cash Flows
                             (Dollars in thousands)

                                                                                               Fiscal 2000      Fiscal 1999
                                                                                              (As Restated     (As Restated
                                                                             Fiscal 2001       See Note 2)      See Note 2)
                                                                            ------------      ------------     ------------
Cash Flows From Operating Activities:
Net (loss) income                                                           $    (71,906)     $    (19,500)    $     35,313
Adjustments to reconcile net (loss) income
   to cash provided by operating activities:
     Asset disposition initiative                                                201,067            (3,104)          14,078
     Environmental charge                                                          1,964             4,329                -
     Depreciation and amortization                                               262,552           255,771          232,712
     Deferred income tax (benefit) provision                                     (47,298)          (14,267)          22,957
     Deferred income tax benefit from early
        extinguishment of debt                                                    (5,230)                -                -
     Loss (gain) on disposal of owned property and
        write-down of property, net                                                  348             4,263           (2,973)
     (Increase) decrease in receivables                                          (22,151)           40,479          (24,832)
     Decrease in inventories                                                      58,246                85           60,283
     (Increase) decrease in prepaid expenses and other
        current assets                                                           (39,469)            4,903            2,392
     Decrease (increase) in other assets                                             988            (7,648)         (16,630)
     (Decrease) increase in accounts payable                                     (12,446)            5,443           16,546
     Increase in accrued expenses                                                 18,027            13,104            4,797
     (Decrease) increase in other accruals                                       (17,051)          (31,661)           5,878
     Increase in other non-current liabilities                                    (7,684)             (882)         (34,246)
     Other, net                                                                    5,008             2,446           (1,615)
                                                                            ------------      ------------     ------------
Net cash provided by operating activities                                        324,965           253,761          314,660
                                                                            ------------      ------------     ------------

Cash Flows From Investing Activities:
     Expenditures for property                                                  (246,182)         (415,842)        (479,572)
     Unrealized gain on securities available for sale                                933                 -                -
     Proceeds from disposal of property                                          105,808           150,255          101,319
                                                                            ------------      ------------     ------------
Net cash used in investing activities                                           (139,441)         (265,587)        (378,253)
                                                                            ------------      ------------     ------------

Cash Flows From Financing Activities:
     Changes in short-term debt                                                   (5,000)          (22,000)           3,900
     Proceeds under revolving lines of credit                                  1,098,675           817,447          165,102
     Payments on revolving lines of credit                                    (1,288,282)         (602,307)        (235,150)
     Proceeds from long-term borrowings                                          276,964            26,981          202,110
     Payments on long-term borrowings                                           (223,907)         (166,670)          (4,975)
     Principal payments on capital leases                                        (11,710)          (11,252)         (11,968)
     Increase (decrease) in book overdrafts                                       18,824            (3,298)         (49,354)
     Deferred financing fees                                                     (13,485)           (6,428)          (6,298)
     Proceeds from stock options exercised                                           304                 -            1,555
     Cash dividends                                                                    -           (11,505)         (15,333)
                                                                            ------------      ------------     ------------
Net cash (used in) provided by financing activities                             (147,617)           20,968           49,589
                                                                            ------------      ------------     ------------
Effect of exchange rate changes on cash and
     cash equivalents                                                               (837)           (2,195)           1,797
                                                                            ------------      ------------     ------------
Net increase (decrease) in cash and cash equivalents                              37,070             6,947          (12,207)
Cash and cash equivalents at beginning of year                                   131,550           124,603          136,810
                                                                            ------------      ------------     ------------
Cash and cash equivalents at end of year                                    $    168,620      $    131,550     $    124,603
                                                                            ============      ============     ============

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                   Notes to Consolidated Financial Statements
          (Dollars in thousands, except share amounts, and where noted)

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation
---------------------

       The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company operates retail supermarkets in the United States and Canada. The U.S. operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest. See the following footnotes for additional information on the Canadian Operations: Note 5 - Wholesale Franchise Business, Note 6 - Indebtedness, Note 9 - Income Taxes, Note 10 - Retirement Plans and Benefits, and Note 13 - Operating Segments. The principal stockholder of the Company, Tengelmann Warenhandelsgesellschaft ("Tengelmann"), owned 56.6% of the Company's common stock as of February 23, 2002.

Fiscal Year
-----------

       The Company's fiscal year ends on the last Saturday in February. Fiscal 2001 ended February 23, 2002, fiscal 2000 ended February 24, 2001 and fiscal 1999 ended February 26, 2000. Fiscal 2001, fiscal 2000 and fiscal 1999 were each comprised of 52 weeks.

Restatement of Previously Issued Financial Statements
-----------------------------------------------------

       As discussed in Note 2 - Restatement of Previously Issued Financial Statements, the Company has restated its financial results for fiscal 1999, fiscal 2000 and the first, second and third quarters of fiscal 2001, to correct violations of Company policy identified in a review by the Company and to reflect primarily 1) the appropriate timing for the recognition of vendor allowances, 2) an actuarially-based method of estimating self-insurance reserves, and 3) timing of recognition of sublet income associated with certain closed stores.

Revenue Recognition
-------------------

       Retail revenue is recognized at point-of-sale while wholesale revenue is recognized, in accordance with its terms, when goods are shipped.

Cash and Cash Equivalents
-------------------------

       Short-term investments that are highly liquid with an original maturity of three months or less are deemed to be cash equivalents and are included in "Cash and cash equivalents" on the Company's Consolidated Balance Sheets.

Inventories
-----------

       Store inventories are valued principally at the lower of cost or market with cost determined under the retail method on a first-in, first-out basis. Warehouse and other inventories are valued primarily at the lower of cost or market with cost determined on a first-in, first-out basis. Inventories of certain acquired companies are valued using the last-in, first-out method, which was their practice prior to acquisition. See Note 4 - Inventory for additional information regarding the Company's use of the last-in, first-out method.

Vendor Allowances
-----------------

       Vendor allowances when received are deferred and are recognized as a reduction of cost of merchandise sold when earned.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Advertising Costs
-----------------

       Advertising costs are expensed as incurred. The Company recorded advertising expense of $136.0 million, $146.5 million and $138.8 million for fiscal 2001, 2000 and 1999, respectively.

Pre-opening Costs
-----------------

       The costs of opening new stores are expensed as incurred.

Software Costs
--------------

       The Company capitalizes externally purchased software and amortizes it over three to five years. Amortization expense for fiscal 2001, 2000 and 1999 was $3.3 million, $1.4 million and $0.9 million, respectively.

       The Company applies the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the capitalization of certain internally generated software costs. In fiscal 2001, 2000 and 1999, the Company capitalized $24.1 million, $3.7 million and $0.9 million, respectively, of such software costs. Such software is amortized over three to five years and for fiscal 2001, 2000 and 1999, the Company recorded amortization expense of $2.7 million, $0.7 million and $0.5 million, respectively.

Earnings Per Share
------------------

       The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") 128, "Earnings Per Share" ("SFAS
128"). SFAS 128 requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the Statements of Consolidated Operations and requires a reconciliation of the numerators and denominators of the basic and diluted EPS calculations. Basic EPS is computed by dividing net income by the weighted average shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised and converted to common stock.

       The weighted average shares outstanding utilized in the basic EPS calculation were 38,350,616 for fiscal 2001, 38,347,216 for fiscal 2000 and 38,330,379 for fiscal 1999. The common stock equivalents that were added to the weighted average shares outstanding for purposes of diluted EPS were 85,041 for fiscal 1999. The common stock equivalents for fiscal 2001 and 2000 would have been 588,603 and 14,478, respectively; however, such shares were antidilutive and thus excluded from the diluted EPS calculation.

Excess of Cost over Net Assets Acquired
---------------------------------------

       The excess of cost over fair value of net assets acquired is amortized on a straight-line basis between fifteen to forty years. The Company recorded amortization expense of $1.4 million for fiscal 2001, $1.5 million for fiscal 2000 and $1.2 million for fiscal 1999. The book value of excess of cost over net assets acquired at February 23, 2002 and February 24, 2001 was $32.0 million and $34.2 million, net of accumulated amortization of $14.0 million and $12.5 million, respectively.

                 The Great Atlantic & Pacific Tea Company, Inc.
                   Notes to Consolidated Financial Statements


       At each balance sheet date, Management reassesses the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on an undiscounted basis. If the results of such comparison indicate that an impairment may exist, the Company will recognize a charge to operations at that time based upon the difference between the present value of the expected cash flows from future operating results (utilizing a discount rate equal to the Company's average cost of funds at that time) and the balance sheet value. The recoverability of goodwill is at risk to the extent the Company is unable to achieve its forecast assumptions regarding cash flows from operating results. At February 23, 2002, the Company estimates that the cash flows projected to be generated by the respective businesses on an undiscounted basis should be sufficient to recover the existing goodwill balance over its remaining life.

Long-Lived Assets
-----------------

       The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If such review indicates an impairment exists, the Company measures such an impairment on a discounted basis.

       The Company recorded impairment losses during the years ended February 23, 2002 and February 24, 2001 related to the sale leaseback transactions (see
Note 14 - Sale-Leaseback Transactions for further details) and during the year ended February 23, 2002 related to its asset disposition initiative (see Note 3
- Asset Disposition Initiative for further details).

Properties
----------

       Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment based on lives varying from three to ten years. Real property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. During fiscal 2001, 2000 and 1999, the Company disposed of and/or wrote down certain assets which resulted in a pretax net loss of $0.3 million, a pretax net loss of $4.3 million and a pretax net gain of $3.0 million, respectively.

Income Taxes
------------

       The Company provides deferred income taxes on temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Current Liabilities
-------------------

       Certain accounts payable checks issued but not presented to banks frequently result in negative book balances for accounting purposes. Such amounts are classified as "Book overdrafts" on the Company's Consolidated Balance Sheets.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       The Company accrues for vacation pay. Liabilities for compensated absences of $81.5 million and $81.7 million at February 23, 2002 and February 24, 2001, respectively, are included in "Accrued salaries, wages and benefits" on the Company's Consolidated Balance Sheets.

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

Comprehensive (Loss) Income
---------------------------

       The Company has other comprehensive (loss) income relating to foreign currency translation adjustment, minimum pension liability adjustment and an unrealized gain on securities available for sale.

       Accumulated other comprehensive loss as of February 23, 2002 included foreign currency translation of $77.8 million and an additional minimum pension liability of $0.1 million partially offset by an unrealized gain on securities available for sale of $0.9 million. Accumulated other comprehensive loss as of February 24, 2001 included foreign currency translation of $72.7 million and an additional minimum pension liability of less than $0.1 million.

Translation of Canadian Currency
--------------------------------

       Assets and liabilities denominated in Canadian currency are translated at year-end rates of exchange, and revenues and expenses are translated at average rates of exchange during the year. Gains and losses resulting from translation adjustments are accumulated as a separate component of accumulated other comprehensive loss within stockholders' equity.

Use of Estimates
----------------

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       The Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The Company determines the required liability of such claims on a discounted basis, utilizing an actuarially-determined method which is based upon various assumptions which include, but are not limited to, the Company's historical loss experience, projected loss development factors, actual payroll, and other data. It is possible that the final resolution of some of these claims may require significant expenditures by the Company in excess of its existing reserves.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       For stores to be closed that are under long-term leases, the Company records a liability for the future minimum lease payments and related costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries. The Company estimates net future cash flows based on its experience and knowledge of the market in which the store expected to be closed is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions.

       The Company has net operating loss carryforwards from its Canadian and U.S. operations. The Canadian portion of the net operating loss carryforwards will expire between February 2003 and February 2009 and the U.S. portion will expire between February 2019 and February 2022. The Company has assessed its ability to utilize the net operating loss carryforwards and concluded that no valuation allowance currently is required since the Company believes that it is more likely than not that the net operating loss carryforwards will be utilized either by generating taxable income or through tax planning strategies. However, this cannot be assured. Accordingly, some portions of these net operating loss carryforwards may expire before they can be utilized by the Company to reduce its income tax obligations.

New Accounting Pronouncements Not Yet Adopted
---------------------------------------------

       In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 142, "Goodwill and Other Intangible Assets". The provisions of this statement are required to be applied by the Company starting with fiscal 2002. This statement is required to be applied to all goodwill and other intangible assets recognized in the Company's financial statements at the date of adoption. At that time, goodwill will no longer be amortized, but will be tested for impairment annually. Amortization expense for fiscal years 2001, 2000 and 1999 was $1.4 million, $1.5 million and $1.2 million, respectively. Additionally, impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement would be reported as resulting from a change in accounting principle. The Company intends to complete its assessment of the impact that this statement will have on its financial statements during the second quarter of fiscal 2002.

       In June 2001, the FASB issued SFAS 143, "Accounting For Asset
Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of SFAS 143 at the beginning of fiscal 2003. The
Company has determined that the adoption of this statement will not have a material impact on its financial position or results of operations.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

       In August 2001, the FASB issued SFAS 144, "Accounting for the
Impairment or Disposal of Long-Lived Assets". This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are required to be adopted by the Company at the beginning of fiscal 2002. The Company is currently assessing the impact this statement will have on its financial statements.

       In April 2002, the FASB issued SFAS 145, "Recission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections". SFAS 145 rescinds the provisions of SFAS 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishment are effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to lease modifications are effective for transactions occurring after May 15, 2002. The Company is currently assessing the impact this statement will have on its financial statements.

Note 2 - Restatement of Previously Issued Financial Statements

     Prior to filing its 2001 Annual Report on Form 10-K, the Company discovered certain irregularities relating to the timing for the recognition of vendor allowances and the accounting for inventory. As the Company announced on May 24, 2002, it promptly commenced a review of these issues. This review caused the Company to delay filing its Annual Report on Form 10-K. As a result of this review, the Company has restated its financial statements for fiscal 1999, fiscal 2000 and the first, second and third quarters of fiscal 2001, to adjust for vendor allowances recorded prior to the accounting period in which earned and improper inventory adjustments, each in violation of Company policies. The financial statements for fiscal 1999 and 2000 include aggregate after-tax charges of $4.6 million and $0.4 million relating to these vendor allowances and perishable inventory adjustments, respectively.

       As summarized immediately below, the Company has concluded that the financial statements should also be restated to reflect primarily 1) the appropriate timing for the recognition of vendor allowances received, 2) an actuarially-based method of estimating self-insurance reserves, and 3) timing of recognition of sublet income associated with certain closed stores.

Vendor Allowances
-----------------

       The Company enters into agreements with vendors to receive cash allowances for, among other things, slotting, purchase volume, advertising, and carrying of new products. It is appropriate to record these allowances as reductions of the cost of merchandise sold during the periods in which they are earned. The Company's previous methodology for recognizing vendor allowances for certain one-year and multi-year allowance contracts resulted in inappropriate timing of the recognition of cost reductions. The Company's financial statements have been adjusted to reflect the effect of proper recognition of such allowances as reduction of cost of merchandise sold in the period earned. The impact on retained earnings as of February 27, 1999 was a reduction of $33 million. The after-tax impact is to increase net income (loss) by $8.2 million and $10.2 million for fiscal 1999 and 2000, respectively.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Self-Insurance Reserves
-----------------------

        The Company's insurance coverages result in significant self-insured risks. The Company's previous method of establishing its self-insurance reserves was not based on an appropriate methodology. Accordingly, the Company has adjusted the financial statements based on actuarially determined estimates.
The impact on retained earnings as of February 27, 1999 was a reduction of $28 million. The after-tax impact on net income (loss) is an increase of $15.7 million for fiscal 1999 and a decrease of $0.8 million for fiscal 2000.

Closed Store Subleases
----------------------

       In recording accruals for closed stores, the Company's previous methodology resulted, for certain properties, in the recognition of a portion of sublease amounts in excess of the related obligations. The Company has adjusted the financial statements to restore such excess to the closed store accruals. Such methodology had no effect on stores closed as part of the Asset Disposition Initiative discussed in Note 3 of the Company's Consolidated Financial Statements. Accordingly, the Company has adjusted the financial statements to correct the timing of the recognition of subleases. The impact on retained earnings as of February 27, 1999 was a reduction of $14 million. The impacts on after-tax net income (loss) are decreases of $0.1 million and $1.5 million for fiscal 1999 and 2000, respectively.

      As a result of the foregoing, the Company has restated its financial statements from amounts previously reported. The following is a summary of the significant effects of the restatement on the Company's financial statements for fiscal years 2000 and 1999:

                                                               As
                                                           Previously                             As
                                                            Reported          Adjustments      Restated
                                                          -------------       -----------    -------------
Fiscal 2000
-----------

Statement of Consolidated Operations
   Cost of merchandise sold                               $  (7,594,450)      $   13,360     $  (7,581,090)
   Gross margin                                               3,028,416           13,360         3,041,776
   Store operating, general and
       administrative expense                                (2,978,223)           2,477        (2,975,746)
   Income from operations                                        50,193           15,837            66,030
   Interest expense                                             (96,088)          (6,400)         (102,488)
   (Loss) income before income taxes                            (39,673)           9,437           (30,236)
   Benefit from (provision for) income taxes                     14,605           (3,869)           10,736
   Net (loss) income                                            (25,068)           5,568           (19,500)
   Net (loss) income - basic and diluted                  $       (0.65)      $     0.14     $       (0.51)

Consolidated Balance Sheets
   Accounts receivable                                    $     183,382       $    2,397     $     185,779
   Inventories                                                  783,758           (6,378)          777,380
   Total current assets                                       1,201,854           (3,981)        1,197,873
   Other assets                                                 217,936           13,335           231,271
   Total assets                                               3,309,803            9,354         3,319,157
   Other accruals                                               194,106           22,578           216,684
   Total current liabilities                                  1,107,484           22,578         1,130,062
   Other non-current liabilities                                382,904           35,262           418,166
   Total liabilities                                          2,512,506           57,840         2,570,346
   Retained earnings                                            375,288          (48,486)          326,802
   Total stockholders' equity                                   797,297          (48,486)          748,811
   Total liabilities and stockholders' equity                 3,309,803            9,354         3,319,157

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

Fiscal 1999
-----------

Statement of Consolidated Operations
   Cost of merchandise sold                               $  (7,243,718)      $    9,375     $  (7,234,343)
   Gross margin                                               2,907,616            9,375         2,916,991
   Store operating, general and
       administrative expense                                (2,802,786)          32,877        (2,769,909)
   Income from operations                                       104,830           42,252           147,082
   Interest expense                                             (84,045)          (6,400)          (90,445)
   Income before income taxes                                    27,003           35,852            62,855
   Provision for income taxes                                   (12,843)         (14,699)          (27,542)
   Net income                                                    14,160           21,153            35,313
   Net income - basic and diluted                         $        0.37       $     0.55     $        0.92

   Retained Earnings - February 27, 1999                        413,034          (75,207)          337,827

       In addition to the above tables, see Note 18 - Summary of Quarterly Results for the effect of the restatement on the fiscal 2000 and 2001 quarters.

Note 3 - Asset Disposition Initiative

       In May 1998, the Company initiated an assessment of its business operations in order to identify the factors that were impacting the performance of the Company. As a result of this assessment, in fiscal 1998 and 1999, the Company announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores including the exit of the Richmond, Virginia and Atlanta, Georgia markets.

       As of February 23, 2002, the Company had closed all stores and facilities related to this phase of the initiative. The Company paid $29 million of the total net severance charges from the time of the original charges through February 23, 2002, which resulted from the termination of approximately 3,400 employees. The remaining severance liability primarily relates to future obligations for early withdrawals from multi-employer union pension plans.

       The following table summarizes the activity related to the aforementioned charges over the last three fiscal years:

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

                                                                   Severance
                                 Store            Fixed              and             Facilities
                               Occupancy          Assets           Benefits          Occupancy         Total
                              -----------       ----------        ----------         ---------      -----------
Reserve Balance at
    Feb. 27, 1999             $   114,532       $        -        $   10,066         $   4,038      $   128,636
Addition (1)                       15,730                -            17,060             3,188           35,978
Utilization                        (4,614)(3)         (295)          (19,626)           (3,659)         (28,194)
Adjustment (2)                    (22,195)             295                 -                 -          (21,900)
                              -----------       ----------        ----------         ---------      -----------
    Reserve Balance at
      Feb. 26, 2000               103,453                -             7,500             3,567          114,520
Addition (1)                        5,062                -                 -                 -            5,062
Utilization (4)                   (25,654)               -            (4,779)             (463)         (30,896)
Adjustment (2)                          -                -                 -            (3,104)          (3,104)
                              -----------       ----------        ----------         ---------      -----------
    Reserve Balance at
      Feb. 24, 2001                82,861                -             2,721                 -           85,582
Addition (1)                        3,818                -                 -                 -            3,818
Utilization (4)                   (23,302)               -              (544)                -          (23,846)
Adjustment                              -                -                 -                 -                -
                              -----------       ----------        ----------         ---------      -----------
    Reserve Balance at
      Feb. 23, 2002           $    63,377       $        -        $    2,177         $       -      $    65,554
                              ===========       ==========        ==========         =========      ===========

(1) The additions to store occupancy of $5.1 million and $3.8 million during fiscal 2000 and 2001 represent the present value of accrued interest related to lease obligations. The fiscal 1999 addition represents an increase to the store occupancy reserve for the present value of accrued interest of $7.4 million, additional severance cost of $11.5 million and the cost of exiting the Atlanta market (including store occupancy of $8.3 million, severance of $5.6 million and facilities costs of $3.2 million).

(2) At each balance sheet date, Management assesses the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. As a result, in the third quarter of fiscal 1999, the Company recorded a net reduction in "Store operating, general and administrative expense" of $21.9 million to reverse a portion of the original charge. This amount represents a $22.2 million reduction in "Store operating, general and administrative expense" for lower store occupancy costs resulting primarily from earlier than anticipated lease terminations and subleases. The credit is partially offset by $0.3 million of additional fixed asset write-downs resulting from lower than anticipated proceeds from the sale of fixed assets. Additionally, in fiscal 2000, the Company recorded a net reduction in "Store operating, general and administrative expense" of $3.1 million to further reverse a portion of the charge. This reversal is primarily a result of a change in estimate resulting from the sale of one of the Company's warehouses sold during the first quarter of fiscal 2000.

(3) Store occupancy utilization for fiscal 1999 is comprised of $29.6 million of lease and other occupancy payments for the period, net of $25.0 million of net proceeds on the assignment of leases which was considered in determining the original charge recorded during fiscal 1998.

(4) Store occupancy utilization of $25.7 million and facilities occupancy of $0.5 million for fiscal 2000 and store occupancy utilization of $23.3 million for fiscal 2001 represent lease and other occupancy payments made during those periods.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       At February 23, 2002, approximately $9.9 million of the reserve was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

       Included in the Statements of Consolidated Operations are the operating results of the 166 underperforming stores which the Company has exited. The operating results of these stores are as follows:

                              Fiscal 2001      Fiscal 2000        Fiscal 1999
                              -----------      -----------        -----------

       Sales                   $    197          $   678           $200,208
                               ========          =======           ========

       Operating loss          $   (108)         $  (139)          $(30,572)
                               ========          =======           ========

       During the third quarter of fiscal 2001, the Company's Board of Directors approved a plan resulting from Management's review of the performance and potential of each of the Company's businesses and individual stores. At the conclusion of this review, the Company determined that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses should be closed and/or sold, and certain administrative streamlining should take place. As a result of these decisions, the Company announced on November 14, 2001 that it would incur costs of approximately $200 - $215 million pretax ($115 - $125 million after tax) through the third quarter of fiscal 2002. Of this amount, $193.5 million pretax ($112.3 million after tax) was included in the Statements of Consolidated Operations for fiscal 2001. The components of this net pretax charge were as follows:

o $180.3 million of costs to close the stores and warehouses and perform certain administrative streamlining, of which $63.5 million related to the present value of future occupancy obligations, $85.0 million related to the write-down of fixed assets, $24.3 million related to severance for store and administrative personnel and $7.5 million related to other miscellaneous items;

o $20.8 million of costs to discontinue development of 4 potential stores of which $16.9 million related to the present value of future occupancy obligations, $3.5 million related to fixed asset write-offs and $0.4 million related to occupancy costs incurred in the current period; and

o $7.6 million in gains on the sale of other properties and equipment, primarily land and buildings.

       Of this net pretax charge, $3.9 million was included in "Cost of merchandise sold" and $189.6 million was included in "Store operating, general and administrative expense" in the Statements of Consolidated Operations for fiscal 2001.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

       To the extent fixed assets included in the items noted above could be used in other continuing operations, the Company will transfer those assets as needed. Fixed assets that the Company cannot transfer to other operations will be scrapped. Accordingly, the write-down recorded during fiscal 2001 was based on expected transfers.

       Included in the $193.5 million net charges recorded during fiscal 2001, there were, and will continue to be, other charges related to the plan which could not be accrued at February 23, 2002 because they did not meet the criteria for accrual under EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity (Including Certain Costs Incurred in a Restructuring)". Such costs have been, and will continue to be, expensed as incurred while the asset disposition is being executed. During fiscal 2001, these costs amounted to $8.7 million, which were primarily related to non-accruable closing costs and inventory markdowns. These costs are excluded from the table on the following page which represents only the reserve recorded on the balance sheet. Also included in the $193.5 million net charges was a reversal of previously accrued severance and benefits of $0.6 million related to a reduction in the severance payments required to be made to certain store employees in Canada in accordance with Ontario provincial law.

       The following table summarizes the activity related to the aforementioned reserve recorded on the Consolidated Balance Sheets since the announcement of the charge in November 2001:

                                                Severance
                                                   and          Goodwill/
                                 Occupancy       Benefits     Fixed Assets      Total
                                 ---------     -----------    ------------    ----------
     Original Charge             $  80,456       $  23,435      $  81,519     $  185,410
     Addition (1)                    1,673               -              -          1,673
     Utilization (2)                (1,806)         (2,891)       (81,519)       (86,216)
     Adjustment (3)                      -            (584)             -           (584)
                                 ---------       ---------      ---------     ----------
     Reserve Balance at
        February 23, 2002        $  80,323       $  19,960      $       -     $  100,283
                                 =========       =========      =========     ==========

(1) The addition to occupancy of $1.7 million represents the present value of accrued interest related to lease obligations.

(2) Occupancy utilization of $1.8 million represents vacancy related payments for closed locations. Severance utilization of $2.9 million represents payments made to terminated employees during the period. Goodwill/fixed asset utilization of $81.5 million represents the write-off of fixed assets of the operations to be discontinued and the write-off of goodwill related to the Barn warehouse in Canada that was deemed to be impaired.

(3) At each balance sheet date, Management assesses the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. As a result, the Company recorded an adjustment to severance and benefits of $0.6 million related to a reduction in the severance payments required to be made to certain store employees in Canada. Under Ontario provincial law, employees to be terminated as part of a mass termination are entitled to receive compensation, either worked or paid as severance, for a set period of time after the official notice date. Since such closures took place later than originally expected, less time remained in the aforementioned guarantee period.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       As of February 23, 2002, the Company paid approximately $2.9 million of the total severance charge recorded which resulted from the termination of approximately 850 employees. The remaining individual severance payments will be paid by the end of fiscal 2003.

       At February 23, 2002, approximately $34.4 million of the reserve was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

       Included in the Statements of Consolidated Operations for fiscal 2001, 2000 and 1999 are the sales and operating results of the 39 stores that were identified for closure as part of this asset disposition. The results of these operations are as follows:

                                 Fiscal 2001      Fiscal 2000      Fiscal 1999
                                 -----------      -----------      -----------

       Sales                      $266,802         $319,812          $253,670
                                  ========         ========          ========

       Operating loss             $(24,376)        $(24,332)         $(10,802)
                                  ========         ========          ========

       Based upon current available information, Management evaluated the reserve balances as of February 23, 2002 of $65.6 for the 1998 phase of the asset disposition initiative and $100.3 million for the 2001 phase of the asset disposition initiative and has concluded that they are adequate. The Company will continue to monitor the status of the vacant properties and adjustments to the reserve balances may be recorded in the future, if necessary.

Note 4 - Inventory

       Approximately 12% of the Company's inventories are valued using the last-in, first-out ("LIFO") method at both February 23, 2002 and February 24, 2001. Such inventories would have been $18.6 million and $18.1 million higher at February 23, 2002 and February 24, 2001, respectively, if the retail and first-in, first-out methods were used. The Company recorded a LIFO charge of $0.5 million in fiscal 2001 and $0.9 million in fiscal 1999 as compared to a LIFO credit of $1.5 million in fiscal 2000. Liquidation of LIFO layers in the periods reported did not have a significant effect on the results of operations.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Note 5 - Wholesale Franchise Business

       The Company serviced 67 franchised stores as of February 23, 2002 and 68 franchised stores as of February 24, 2001. These franchised stores, all of which are located in Canada, are required to purchase inventory exclusively from the Company which acts as a wholesaler to the franchisees. During fiscal 2001, 2000 and 1999, the Company had wholesale sales to these franchised stores of $677 million, $631 million and $523 million, respectively. A majority of the franchised stores were converted from Company operated supermarkets. The Company subleases the stores and leases the equipment in the stores to the franchisees. The Company also provides merchandising, advertising, accounting and other consultative services to the franchisees for which it receives a nominal fee which mainly represents the reimbursements of costs incurred to provide such services.

         The Company holds as assets inventory notes collateralized by the inventory in the stores and equipment lease receivables collateralized by the equipment in the stores. The current portion of the inventory notes and equipment leases, net of allowance for doubtful accounts, amounting to approximately $2.8 million and $3.7 million, were included in "Accounts receivable" on the Company's Consolidated Balance Sheets at February 23, 2002 and February 24, 2001, respectively. The long-term portion of the inventory notes and equipment leases, net of allowance for doubtful accounts, amounting to approximately $44.8 million and $55.3 million, were included in "Other assets" on the Company's Consolidated Balance Sheets at February 23, 2002 and February 24, 2001, respectively.

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

       Fiscal
       2002                                    $     5,981
       2003                                          9,175
       2004                                          8,343
       2005                                          8,984
       2006                                          8,505
       2007 and thereafter                          24,570
                                               -----------
                                                    65,558
       Less interest portion                       (17,992)
                                               -----------
       Due from franchise business             $    47,566
                                               ===========

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       For fiscal 2001, 2000 and 1999, approximately $1 million, $15 million and $18 million, respectively, of the franchise business notes relate to equipment leases which were non-cash transactions and, accordingly, have been excluded from the Statements of Consolidated Cash Flows.



Note 6 - Indebtedness

Debt consists of the following:

                                                                February 23,     February 24,
                                                                    2002             2001
                                                              ---------------  ----------------

       9.375% Notes, due August 1, 2039                         $   200,000       $   200,000
       9.125% Senior Notes, due December 15, 2011                   275,000                 -
       7.75% Notes, due April 15, 2007                              280,000           300,000
       7.70% Senior Notes, due January 15, 2004                      22,100           200,000
       Fair value adjustment of hedged debt                             992                 -
       Mortgages and Other Notes, due 2002 through 2018
           (average interest rates at year end of 7.62% and
           8.38%, respectively)                                       3,387            28,658
       U.S. Bank Borrowings                                               -           194,607
       Less unamortized discount on 7.75% Notes                      (1,513)           (1,749)
                                                                -----------       -----------
                                                                    779,966           921,516
       Less current portion                                            (526)           (6,195)
                                                                -----------       -----------
       Long-term debt                                           $   779,440       $   915,321
                                                                ===========       ===========

       On December 14, 2001, the Company issued $275 million 91/8% Senior Notes due December 15, 2011. These notes pay interest semi-annually on June 15 and December 15 and are callable beginning December 15, 2006. The Company used the proceeds from the issuance of these notes to repay approximately $178 million of the total $200 million 7.70% Senior Notes due January 15, 2004 and for general corporate purposes including repayment of borrowings under the Company's secured revolving credit agreement. The repayment of approximately $178 million of the 7.70% Senior Notes due January 15, 2004 took place in the form of a tender offer whereby the Company paid a 6.25% premium to par. In addition, the Company repurchased in the open market $20 million of its 7.75% Notes due April 15, 2007. The net cost of this tender and open market repurchase resulted in an extraordinary loss due to the early extinguishment of debt of $7.2 million after tax ($12.5 million pretax). The Company has the right to make additional repurchases and intends to do so from time to time in the future.

       From time to time, the Company may enter hedging agreements in order to manage risks incurred in the normal course of business including the managing of interest expense and exposure to fluctuations in foreign exchange rates. These agreements may include interest rate swaps, locks, caps, floors and collars as well as the use of foreign currency swaps and forward exchange contracts.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       On January 4, 2002, the Company entered into an interest rate hedging agreement with a commercial bank with a notional amount of $50 million maturing on April 15, 2007. This hedging agreement was designated as a fair value hedging instrument and effectively converts a portion of the Company's 7.75% Notes due April 15, 2007 from fixed rate debt to floating rate debt. There were no ineffective changes in fair value of this hedging agreement. For the fiscal year ended February 23, 2002, this hedging agreement reduced borrowing costs by $0.2 million and had a fair value of $1.0 million.

       On April 25, 2002 and April 26, 2002, the Company entered into additional interest rate hedging agreements with notional amounts totaling $100 million maturing on April 15, 2007. These hedging agreements effectively convert an additional portion of the Company's 7.75% Notes due April 15, 2007 from fixed rate debt to floating rate debt. There were no ineffective changes in fair value of these hedging agreements.

       The Company has a $425 million secured revolving credit agreement (the "Secured Credit Agreement") expiring December 31, 2003, with a syndicate of lenders, enabling it to borrow funds on a revolving basis sufficient to refinance short-term borrowings and provide working capital as needed. This agreement is secured primarily by inventory and company-owned real estate. The Secured Credit Agreement was comprised of a U.S. credit agreement amounting to $340 million and a Canadian credit agreement amounting to $85 million (C$136 million at February 23, 2002). As of February 23, 2002, the Company had no borrowings under the Secured Credit Agreement. Accordingly, as of February 23, 2002, after reducing availability for outstanding letters of credit and inventory requirements, the Company had $367 million available under the Secured Credit Agreement. Borrowings under the agreement bear interest based on the variable LIBOR pricing. On March 21, 2002 and April 23, 2002, the Company amended the Secured Credit Agreement in order to allow for, among other things, additional debt repayments, the ability to enter additional interest rate hedging agreements and an increase in the amount of letters of credit available under the agreement. In addition, $385 million of the initial $425 million of loan commitments under the original facility scheduled to expire in December 2003 has been extended for an additional 18 months and will now expire in June 2005.

       On November 1, 2000, the Company's Canadian subsidiary, The Great Atlantic & Pacific Company of Canada, Limited, repaid its outstanding $75 million 5 year Notes denominated in U.S. dollars. The repayment of these Notes was funded by the Unsecured Credit Agreement at an average rate of 6.55% during fiscal 2000.

       As of February 23, 2002 the Company had no borrowings under uncommitted lines of credit compared to borrowings of $5 million at February 24, 2001.

       The Company's loan agreements and certain of its notes contain various financial covenants which require, among other things, minimum fixed charge coverage and maximum levels of leverage and capital expenditures. At February 23, 2002, the Company was in compliance with all of its covenants.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

       As a result of its delayed filing of the Annual Report on Form 10-K as described in Note 2 of the Company's Consolidated Financial Statements, the Company was not in compliance with its reporting covenant and therefore became unable to draw upon the Secured Credit Agreement. On June 14, 2002 the Company received a waiver from its lenders allowing it to borrow up to $50 million under the Secured Credit Agreement through July 29, 2002. The filing of this Annual Report on Form 10-K cures said covenant violation. The filing delay has also caused a covenant violation under the indenture covering the Company's debt. Such violation is cured upon filing.

       The net book value of real estate pledged as collateral for all mortgage loans amounted to approximately $1.0 million at February 23, 2002 and $4.5 million at February 24, 2001.

       The Company has active Registration Statements dated January 23, 1998 and June 23, 1999, allowing it to offer up to $75 million of debt and equity securities as of February 23, 2002 at terms determined by market conditions at the time of sale.

       Maturities for the next five fiscal years and thereafter are: 2002 - $0.5 million; 2003 - $1.2 million; 2004 - $22.1 million; 2005 - $0.1 million; 2006 -
$0.1 million; 2007 and thereafter - $757.5 million. Interest payments on indebtedness were approximately $60 million for fiscal 2001, $80 million for fiscal 2000 and $66 million for fiscal 1999.

Note 7 - Fair Value of Financial Instruments

       The estimated fair values of the Company's financial instruments are as follows:

                                                                 February 23, 2002                  February 24, 2001
                                                          ------------------------------     ------------------------------
                                                            Carrying            Fair           Carrying            Fair
                                                             Amount             Value           Amount             Value
                                                          -------------    -------------     -------------    -------------
       Interest Rate Swap                                    $      992       $      992        $        -        $       -
       9.375% Notes, due August 1, 2039                        (200,000)        (190,800)         (200,000)        (161,280)
       9.125% Senior Notes, due December 15, 2011              (275,000)        (283,250)                -                -
       7.75% Notes, due April 15, 2007                         (279,479)        (272,492)         (298,251)        (217,723)
       7.70% Senior Notes, due January 15, 2004                ( 22,100)        ( 22,874)         (200,000)        (160,000)
       Mortgages and Other Notes, due 2002
          through 2018                                          ( 3,387)        (  3,387)         ( 28,658)        ( 28,658)
       U.S. Bank Borrowings                                           -                -          (194,607)        (194,607)

       Fair value for the public debt securities is based on quoted market prices. As of February 23, 2002 and February 24, 2001, the carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Note 8 - Lease Obligations

       The Company operates primarily in leased facilities. Lease terms generally range up to twenty-five years for store leases and thirty years for other leased facilities, with options to renew for additional periods. In addition, the Company also leases some store equipment and trucks. The majority of the leases contain escalation clauses relating to real estate tax increases and certain store leases provide for increases in rentals when sales exceed specified levels.


       The Consolidated Balance Sheets include the following:

                                                                 February 23,     February 24,
                                                                     2002             2001
                                                                 -------------  ----------------

       Real property leased under capital leases                   $   193,568       $   205,409
       Accumulated amortization                                       (116,768)         (120,651)
                                                                   -----------       -----------
          Net property leased under capital leases                 $    76,800       $    84,758
                                                                   ===========       ===========

       During fiscal 2001, the Company did not enter into any new capital leases. During fiscal 2000 and 1999, the Company entered into new capital leases totaling $7 million and $16 million, respectively. These capital lease amounts are non-cash transactions and, accordingly, have been excluded from the Statements of Consolidated Cash Flows. Interest paid as part of capital lease obligations was approximately $13 million in fiscal 2001 and $14 million in both fiscal 2000 and 1999.

       Rent expense for operating leases during the last three fiscal years consisted of the following:

                                           Fiscal 2001       Fiscal 2000      Fiscal 1999
                                        ----------------  ---------------   ---------------
       Minimum rentals                      $   249,509      $   219,113       $   194,158
       Contingent rentals                         4,126            3,777             3,780
                                            -----------      -----------       -----------
          Total rent expense                $   253,635      $   222,890       $   197,938
                                            ===========      ===========       ===========

                The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 23, 2002 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to facilities for which reserves have previously been established. In addition, the Company subleases 67 stores to the franchise business. Included in the operating lease column in the table below are the rental payments to be made by the Company partially offset by the rental income to be received from the franchised stores.

                                                    Capital
                                                    Leases
                                                     Real            Operating
       Fiscal                                      Property           Leases
       ------                                     ------------    -------------
       2002                                       $     22,267    $     248,979
       2003                                             20,075          242,185
       2004                                             18,593          228,769
       2005                                             14,577          221,361
       2006                                             13,038          213,149
       2007 and thereafter                             124,961        2,196,357
                                                  ------------    -------------
                                                       213,511    $   3,350,800
                                                                  =============
       Less executory costs                               (692)
                                                  ------------
       Net minimum rentals                             212,819
       Less interest portion                          (108,541)
                                                  ------------
       Present value of net minimum rentals       $    104,278
                                                  ============

       During fiscal 2000 an agreement was entered into which provided financing for software purchases and hardware leases up to $71 million in the aggregate primarily relating to the business process initiative. At that time, software purchases and hardware leases were to be financed at an effective rate of 8.49% per annum, were to occur from time to time through 2004 and were to have equal monthly payments of $1.4 million. In May 2001, the agreement was amended to include only hardware leases. The amounts previously funded relating to software purchases of approximately $29 million were to be repaid over the next several months. Accordingly, as of February 23, 2002, substantially all of this balance had been repaid. Additionally, the monthly payment amount was amended to reflect expected utilization related to hardware leases. As of February 23, 2002, approximately $30 million had been funded related to hardware leases. Future payments related to these leases are included in the future minimum annual lease payments table on the previous page. There will be no further funding under this agreement. The leasing of the hardware under this agreement is being accounted for as an operating lease in accordance with SFAS No. 13, "Accounting for Leases".

                The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Note 9 - Income Taxes

       The components of (loss) income before income taxes and extraordinary item are as follows:



                                                    Fiscal 2001       Fiscal 2000      Fiscal 1999
                                                 ----------------  ---------------   ---------------
       United States                                 $  (142,468)      $  (65,331)        $  35,775
       Canadian                                           34,194           35,095            27,080
                                                     -----------       ----------         ---------
         Total                                       $  (108,274)      $  (30,236)        $  62,855
                                                     ===========       ==========         =========

       The benefit from (provision for) income taxes before extraordinary item consists of the following:



                                                    Fiscal 2001       Fiscal 2000      Fiscal 1999
                                                 ----------------  ---------------   ---------------
       Current:
         Federal                                     $         -       $        -        $     (872)
         Canadian                                           (708)            (531)             (710)
         State and local                                  (3,000)          (3,000)           (3,003)
                                                     -----------       ----------        ----------
                                                          (3,708)          (3,531)           (4,585)
                                                     -----------       ----------        ----------
       Deferred:
         Federal                                          44,807           21,342           (11,512)
         Canadian                                        (15,535)         (16,083)          (12,045)
         State and local                                  18,026            9,008               600
                                                     -----------       ----------        ----------
                                                          47,298           14,267           (22,957)
                                                     -----------       ----------        ----------
       Benefit from (provision for) income taxes     $    43,590       $   10,736        $  (27,542)
                                                     ===========       ==========        ==========

       The deferred income tax benefit (provision) resulted primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, and net operating tax loss carryforwards.

       The deferred tax benefit recorded for U.S. operations of approximately $63 million mainly relates to book and tax differences of the asset disposition initiative recorded in fiscal 2001. Included in the Canadian amount for fiscal 2001 is an adjustment relating to a reduction in the Canadian federal corporate income tax rate. This new legislation, which was enacted during the first half of fiscal 2001, will reduce the Canadian federal corporate income tax rate by a total of 7% from 28% to 21% by January 1, 2004. The tax benefit for fiscal 2001 was decreased by $1.2 million to reflect the reduction in value of the deferred Canadian tax asset (primarily relating to net operating loss carryforwards) resulting from the lower rates.

       During fiscal 2001, the Ontario government enacted corporate income tax rate changes, gradually reducing the rate from 14% to 8% by January 1, 2005. This Canadian tax rate reduction did not have a significant impact on the financial statements for fiscal 2001.

       The Company has elected to permanently reinvest earnings of the Canadian subsidiary. Accordingly, the Company does not provide for taxes associated with Canada's undistributed earnings.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         As of February 23, 2002, the Company had net operating tax loss carryforwards of approximately $29 million from the Canadian operations and $191 million from the U.S. operations. On March 9, 2002, U.S. legislation was enacted that extended the 2 year carryback provisions to 5 years to offset prior taxable income. As a result of this legislation, the Company was able to carryback approximately $110 million of the U.S. net operating tax loss to prior years. The Canadian portion of the net operating loss carryforwards will expire between February 2003 and February 2009 and the U.S. portion will expire between February 2019 and February 2022. The Company has assessed its ability to utilize the net operating loss carryforwards and concluded that no valuation allowance currently is required since the Company believes that it is more likely than not that the net operating loss carryforwards will be utilized either by generating taxable income or through tax planning strategies. However, this cannot be assured. Accordingly, some portions of these net operating loss carryforwards may expire before they can be utilized by the Company to reduce its income tax obligations.

       A reconciliation of income taxes at the 35% federal statutory income tax rate for fiscal 2001, 2000 and 1999 to income taxes as reported is as follows:



                                                         Fiscal 2001      Fiscal 2000      Fiscal 1999
                                                      ----------------  ---------------   ---------------
       Income tax benefit (provision) computed
         at federal statutory income tax rate             $    37,899       $   10,583        $  (21,999)
       State and local income taxes, net of
         federal tax benefit                                    9,912            3,905            (1,563)
       Tax rate differential relating
         to Canadian operations                                (4,276)          (4,330)           (3,278)
       Goodwill and other permanent differences                    55              578              (702)
                                                          -----------       ----------        ----------
       Income tax benefit (provision), as reported        $    43,590       $   10,736        $  (27,542)
                                                          ===========       ==========        ==========

       Income tax payments, net of refunds, for fiscal 2001, 2000 and 1999 were approximately $0.2 million, $2 million and $6 million, respectively.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       The components of net deferred tax assets (liabilities) are as follows:


                                                                           February 23,
                                                                                2002       February 24, 2001
                                                                           -------------     -------------
Current assets:
    Insurance reserves                                                     $      26,481     $      27,073
    Other reserves and accrued benefits                                           47,299            40,435
    Accrued postretirement and postemployment benefits                               756             1,111
    Lease obligations                                                                899             1,198
    Pension obligations                                                            2,030             1,776
    Miscellaneous                                                                  4,290             4,505
                                                                           -------------     -------------
                                                                                  81,755            76,098
                                                                           -------------     -------------

Current liabilities:

    Inventories                                                                   (8,815)           (9,482)
    Health and welfare                                                            (8,840)           (9,631)
    Miscellaneous                                                                 (2,677)           (2,751)
                                                                           -------------     -------------
                                                                                 (20,332)          (21,864)
                                                                           -------------     -------------
Deferred income taxes included in prepaid expenses and
    other current assets                                                   $      61,423     $      54,234
                                                                           =============     =============

Non-current assets:
    Isosceles investment                                                   $           -     $      42,617
    Alternative minimum tax                                                        7,500             7,500
    Other reserves including asset disposition charges                           113,880            66,503
    Lease obligations                                                              9,473            13,193
    Net operating loss carryforwards                                             168,345           121,288
    Insurance reserves                                                            15,539            17,748
    Accrued postretirement and postemployment benefits                            25,938            28,259
    Pension obligations                                                            9,494             9,503
    Step rents                                                                    22,095            19,526
    Miscellaneous                                                                  4,742               768
                                                                           -------------     -------------
                                                                                 377,006           326,905
                                                                           -------------     -------------
Non-current liabilities:
    Fixed assets                                                                (266,159)         (254,907)
    Pension obligations                                                          (16,747)          (23,205)
    Miscellaneous                                                                 (2,430)           (2,463)
                                                                           -------------     -------------
                                                                                (285,336)         (280,575)
                                                                           -------------     -------------
Net non-current deferred income tax asset included in other assets         $      91,670     $      46,330
                                                                           =============     =============

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Note 10 - Retirement Plans and Benefits

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

       The components of net pension (income) cost were as follows:

                                                         Fiscal 2001       Fiscal 2000      Fiscal 1999
                                                      ----------------  ---------------   ---------------
       Service cost                                       $     8,679       $    8,017        $   16,153
       Interest cost                                           19,045           19,192            26,300
       Expected return on plan assets                         (27,116)         (25,429)          (34,890)
       Amortization of unrecognized net asset                    (762)          (1,255)           (1,194)
       Amortization of unrecognized net prior
           service cost                                           584              910             1,240
       Amortization of unrecognized net
           actuarial (gain) loss                               (2,000)          (1,432)              730
       Curtailments and settlements                                 -              668             1,205
       Termination benefits and other                             569                -                 -
                                                          -----------       ----------        ----------
       Net pension (income) cost                          $    (1,001)      $      671        $    9,544
                                                          ===========       ==========        ==========

       The Company's U.S. defined benefit pension plans are accounted for on a fiscal year basis, while the Company's Canadian defined benefit pension plans are accounted for on a calendar year basis. The majority of plan assets are invested in listed stocks and bonds. The following tables set forth the change in benefit obligations and change in plan assets for fiscal 2001 and 2000 for the Company's defined benefit plans:

       Change in Benefit Obligation                                           2001             2000
       ----------------------------                                     -------------     -------------
       Benefit obligation - beginning of year                              $   274,619       $   393,614
       Service cost                                                              8,679             8,017
       Interest cost                                                            19,045            19,192
       Actuarial loss                                                           14,649            12,467
       Benefits paid                                                           (21,712)          (23,399)
       Amendments                                                                  794                29
       Curtailments and settlements                                                  -          (122,633)
       Termination benefits                                                        361                 -
       Effect of exchange rate                                                  (5,555)          (12,668)
                                                                           -----------       ------------
           Benefit obligation - end of year                                $   290,880       $   274,619
                                                                           ===========       ===========

       Change in Plan Assets
       ---------------------
       Plan assets at fair value - beginning of year                       $   346,780       $   464,438
       Actual return on plan assets                                             13,321            53,441
       Company contributions                                                     2,891             5,218
       Benefits paid                                                           (21,712)          (23,399)
       Curtailments and settlements                                                  -          (136,981)
       Effect of exchange rate                                                  (6,910)          (15,937)
                                                                           -----------       ------------
           Plan assets at fair value - end of year                         $   334,370       $   346,780
                                                                           ===========       ===========

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       Amounts recognized on the Company's Consolidated Balance Sheets consisted of the following:

                                                                              2001             2000
                                                                         -------------     -------------
       Plan assets in excess of projected benefit obligation               $    43,490       $    72,161
       Unrecognized net transition asset                                        (1,068)           (1,881)
       Unrecognized prior service cost                                           2,558             2,419
       Unrecognized net actuarial gain                                         (25,967)          (56,231)
       Interim contributions between calendar and fiscal year end                    -               268
                                                                           -----------       -----------

           Total recognized on the Consolidated Balance Sheets             $    19,013       $    16,736
                                                                           ===========       ===========


       Prepaid benefit cost                                                $    47,805       $    44,592
       Accrued benefit liability                                               (29,963)          (28,036)
       Intangible asset                                                            995               116
       Accumulated other comprehensive loss                                        102                38
       Tax benefit                                                                  74                26
                                                                           -----------       -----------
           Total recognized on the Consolidated Balance Sheets             $    19,013       $    16,736
                                                                           ===========       ===========

       Plans with accumulated benefit obligation in excess of plan assets consisted of the following:

                                                                              2001             2000
                                                                         -------------     -------------
       Accumulated benefit obligation                                       $   45,192        $   21,998
       Projected benefit obligation                                         $   45,894        $   22,705
       Plan assets at fair value                                            $   19,709        $      275

       The prepaid pension asset is included in "Other assets" on the Consolidated Balance Sheets while the pension liability is included in "Accrued salaries, wages and benefits" and "Other non-current liabilities".

       At February 23, 2002 and February 24, 2001, the Company's additional minimum pension liability for its defined benefit plans exceeded the aggregate of the unrecognized prior service costs and the net transition obligation. Accordingly, stockholders' equity was reduced by $0.1 million and less than $0.1 million, respectively.

       During the year ended February 25, 1995, the Company's Canadian subsidiary and the United Food & Commercial Workers International Union, Locals 175 and 633, entered into an agreement that resulted in the amalgamation of three of the Company's Canadian defined benefit pension plans with the Canadian Commercial Workers Industry Pension Plan ("CCWIPP"), retroactive to July 1, 1994. The agreement was subject to the approval of the CCWIPP trustees and the appropriate regulatory bodies. During the first quarter of fiscal 2000, the Company received final approval of the agreement. Under the terms of this agreement and as reflected in the above tables, for the year ended February 24, 2001, CCWIPP assumed the assets and defined benefit liabilities of the three pension plans. Further, the Company is required to make defined contributions to CCWIPP based upon hours worked by employees who are members of CCWIPP and to the extent assets transferred exceeded liabilities assumed, the Company received a funding holiday by CCWIPP for such defined contributions. As a result of this transfer, during the first quarter of fiscal 2000, the Company recorded a $0.4 million net expense and a $2.7 million adjustment to the minimum pension liability.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

       Actuarial assumptions used to determine year-end plan status are as follows:

                                                                         2001                       2000
                                                                ----------------------     ----------------------
                                                                   U.S.        Canada        U.S.        Canada
                                                                ---------     --------     --------     ---------
       Weighted average discount rate                              7.00%        6.50%        7.50%        7.00%
       Weighted average rate of compensation increase              4.00%        4.00%        4.50%        4.00%
       Expected long-term rate of return on plan assets            8.00%        8.50%     7.50-8.50%      8.50%

       The impact of the changes in the actuarial assumptions has been reflected in the funded status of the pension plans and the Company believes that such changes will not have a material effect on net pension cost for fiscal 2002.

Defined Contribution Plans

       The Company maintains a defined contribution retirement plan to which the Company contributes an amount equal to 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. The Company contributes to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in the Company's contributions after 5 years of service. The Company's contributions charged to operations for both plans were approximately $12.3 million, $11.3 million and $10.8 million in fiscal years 2001, 2000 and 1999, respectively.

Multi-employer Union Pension Plans

       The Company participates in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by the Company's other pension plans. The pension expense for these plans approximated $37.5 million, $35.3 million and $31.5 million in fiscal 2001, 2000 and 1999, respectively. The Company could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, the Company has not established any liabilities for future withdrawals because such withdrawals from these plans are not probable.


Postretirement Benefits

       The Company provides postretirement health care and life benefits to certain union and non-union employees. The Company recognizes the cost of providing postretirement benefits during employees' active service period. These benefits are accounted for on a calendar year basis.

       The components of net postretirement benefits cost are as follows:

                                                                                 52 Weeks Ended
                                                               ----------------------------------------------------
                                                                 December 31,    December 31,     December 31,
                                                                     2001             2000              1999
                                                               ----------------- ---------------- -----------------
       Service cost                                                 $      565      $       487       $       548
       Interest cost                                                     2,365            2,060             1,977
       Prior service cost                                               (1,380)          (1,347)           (1,347)
       Amortization of gain                                               (123)            (692)             (509)
                                                                    -----------     -----------       -----------
           Net postretirement benefits cost                         $    1,427      $       508       $       669
                                                                    ==========      ===========       ===========

               The Great Atlantic & Pacific Tea Company, Inc.
           Notes to Consolidated Financial Statements - Continued


       The unfunded status of the plans is as follows:

                                                                 December 31,     December 31,
                                                                     2001             2000
                                                               ----------------  ---------------
       Unfunded accumulated benefit obligation
           at beginning of year                                     $   33,713       $   28,190
       Service cost                                                        565              487
       Interest cost                                                     2,365            2,060
       Benefits paid                                                    (2,248)          (1,937)
       Actuarial loss (gain)                                             1,240            6,131
       Foreign exchange                                                   (496)          (1,218)
                                                                    -----------      ----------
       Accumulated benefit obligation at end of year                    35,139           33,713
       Unrecognized net gain from experience differences                 1,521            2,658
       Unrecognized prior service cost                                  12,317           13,715
                                                                    ----------       ----------
       Accrued postretirement benefit costs at end of year          $   48,977       $   50,086
                                                                    ==========       ==========

       Assumed discount rate:
           U.S.                                                          6.75%            7.50%
           Canada                                                        6.75%            7.00%

       The assumed rate of future increase in health care benefit cost for fiscal 2001 was 8.50% and is expected to decline to 5.0% by the year 2020 and remain at that level thereafter. The effect of a 1% change in the assumed health care cost trend rate for each future year on the net postretirement health care cost would either increase or decrease by $0.1 million, while the accumulated postretirement benefit obligation would either increase by $1.6 million or decrease by $1.4 million.

Postemployment Benefits

       The Company accrues costs for pre-retirement, postemployment benefits provided to former or inactive employees and recognizes an obligation for these benefits. The costs of these benefits have been included in operations for each of the three fiscal years in the period ended February 23, 2002. As of February 23, 2002 and February 24, 2001, the Company had a liability reflected on the Consolidated Balance Sheets of $24.7 million and $23.6 million, respectively, related to such benefits.

Note 11 - Stock Options

       At February 23, 2002, the Company has four fixed stock-based compensation plans. The Company applies the principles of APB 25 for stock options and FASB Interpretation No. 28 for Stock Appreciation Rights ("SAR's"). SAR's allow the holder, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price. Most of the options and SAR's vest over a four year period on the anniversary date of issuance, while some options vest immediately.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


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

       The 1994 Stock Option Plan for Board of Directors provides for the granting of 100,000 stock options at the fair market value of the Company's common stock at the date of grant. Options granted under this plan totaled 8,000 in both fiscal 2001 and fiscal 2000 and 3,600 in fiscal 1999. At February 23, 2002, there were 67,600 options available for grants under this plan.

       Options and SAR's issued under all of the Company's plans are granted at the fair market value of the Company's common stock at the date of grant. In fiscal 2001, options granted under the 1998 Plan and the 1994 Plan totaled 1,172,113 and 326,400, respectively. There were no SAR's granted during fiscal 2001. At February 23, 2002, there were 1,825,320 and 193,800 options available for grants under the 1998 Plan and 1994 Plan, respectively.

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



                                                         Fiscal 2001      Fiscal 2000      Fiscal 1999
                                                      ----------------  ---------------   ---------------
       Net (loss) income:
           As reported                                     $  (71,906)      $  (19,500)        $  35,313
           Pro forma                                       $  (76,865)      $  (23,643)        $  32,428

       Net (loss) income per share - basic and diluted
           As reported                                     $    (1.88)      $    (0.51)        $    0.92
           Pro forma                                       $    (2.00)      $    (0.62)        $    0.85


       The pro forma effect on net (loss) income and net (loss) income per share may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       The fair value of the fiscal 2001, 2000 and 1999 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                             Fiscal 2001           Fiscal 2000           Fiscal 1999
                                         ------------------    ------------------    ------------------
       Expected life                           7 years               7 years               7 years
       Volatility                                55%                   60%                   30%
       Dividend yield range                      0%                 0%-4.60%             1.08%-1.42%
       Risk-free interest rate range         4.07%-5.40%           4.94%-6.69%           5.37%-6.78%

       With respect to SAR's, for fiscal 2001, the Company recognized compensation expense of $0.5 million. For fiscal 2000, no expense was recorded due to the decline in the Company's stock price. For fiscal 1999, the Company recognized a $3.1 million credit to reverse previously accrued SAR compensation charges due to the decline in the Company's stock price. There was no compensation expense recognized for the other fixed plans since the exercise price of the stock options equaled the fair market value of the Company's common stock on the date of grant.

       A summary of option transactions is as follows:

         Officers, Key Employees and Directors
         ------------------------------------                 Weighted
                                                               Average
                                                              Exercise
                                              Shares            Price
       Outstanding February 27, 1999          1,799,800       $   29.55
           Granted                              491,650           32.35
           Cancelled or expired                (211,000)          29.69
           Exercised                            (56,500)          26.64
                                              ---------       ---------
       Outstanding February 26, 2000          2,023,950       $   30.30
           Granted                            1,498,550           16.11
           Cancelled or expired                (277,836)          26.88
                                              ---------       ---------
       Outstanding February 24, 2001          3,244,664       $   24.04
           Granted                            1,506,513            9.48
           Cancelled or expired                (419,780)          25.61
           Exercised                            (20,412)          14.85
                                              ---------       ---------
       Outstanding February 23, 2002          4,310,985       $   18.84
                                              =========       =========

       Exercisable at:
           February 24, 2001                  1,046,205       $   29.55
           February 23, 2002                  1,393,561       $   26.97


       The weighted average fair values of options granted during the last three fiscal years are as follows:

                           Fiscal 1999            $ 12.64
                           Fiscal 2000            $  8.80
                           Fiscal 2001            $  5.77

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       A summary of stock options outstanding and exercisable at February 23, 2002 is as follows:

                                                      Weighted
                                       Options         Average       Weighted        Options        Weighted
                Average Range        Outstanding      Remaining       Average      Exercisable       Average
                 of Exercise             at          Contractual     Exercise          at           Exercise
                   Prices              2/23/02          Life           Price         2/23/02          Price
         ------------------------   -------------  -------------  --------------  -------------  -------------
             $ 7.44  -  $10.87          1,690,863      9.0 years       $ 8.89            34,550         $ 8.54
             $11.63  -  $16.31             44,667      9.3 years       $13.91             1,919         $16.24
             $17.30  -  $18.88          1,021,862      8.1 years       $17.96           278,218         $17.95
             $21.50  -  $30.00            521,950      4.5 years       $27.48           479,283         $27.56
             $30.25   - $31.75            655,350      6.8 years       $31.39           402,600         $31.34
             $32.31  -  $37.00            376,293      7.3 years       $32.70           196,991         $32.70
                                        ---------                                     ---------
                                        4,310,985                                     1,393,561
                                        ==========                                    =========

       A summary of SAR transactions is as follows:

Officers and Key Employees
--------------------------
                                                               Price Range
                                          Shares                Per Share
                                     ---------------     ----------------------
Outstanding February 27, 1999            1,179,719        $  21.88  -  $65.13
    Cancelled or expired                  (212,250)          23.38  -   65.13
    Exercised                              (84,707)          21.88  -   27.25
                                      ------------        -------------------
Outstanding February 26, 2000              882,762        $  21.88  -  $52.38
    Cancelled or expired                  (375,000)          24.75  -   52.38
                                      ------------        -------------------
Outstanding February 24, 2001              507,762        $  21.88  -  $45.38
    Cancelled or expired                  (265,625)          23.38  -   24.75
    Exercised                               (9,375)          23.38  -   45.38
                                      ------------        -------------------
Outstanding February 23, 2002              232,762        $  21.88  -  $31.63
                                      ============        ===================

Exercisable at:
    February 24, 2001                      506,512        $  21.88  -  $45.38
    February 23, 2002                      232,762        $  21.88  -  $31.63

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Note 12 - Commitments and Contingencies

       On January 13, 2000, the Attorney General of the State of New York filed an action in New York Supreme Court, County of New York, alleging that the Company and its subsidiary Shopwell, Inc., together with the Company's outside delivery service Chelsea Trucking, Inc., violated New York law by failing to pay minimum and overtime wages to individuals who deliver groceries at one of the Food Emporium's stores in New York City. The complaint seeks a determination of violation of law, an unspecified amount of restitution, an injunction and costs. A purported class action lawsuit was filed on January 13, 2000 in the federal district court for the Southern District of New York against the Company, Shopwell, Inc. and others by Faty Ansoumana and others. The federal court action makes similar minimum wage and overtime pay allegations under both federal and state law and extends the allegations to various stores operated by the Company. In May 2001, the federal court granted plaintiffs' motion for certification of a class action. On June 18, 2002, the plaintiffs, the Attorney General and the Company entered into a Memorandum of Understanding providing for a settlement of the actions brought by the plaintiff class and by the Attorney General. Under the proposed settlement, the Company would pay approximately $3 million in full settlement of the actions and would receive releases from the class and the Attorney General, and the actions would be dismissed with prejudice. The proposed settlement remains subject to, among other things, execution of a definitive settlement agreement and the approval of the federal court. The settlement amount has been accrued for and is included in "Other accruals" on the Company's Consolidated Balance Sheets.

       On June 5, 2002, a purported securities class action Complaint was filed in the United States District Court for the District of New Jersey against the Company and certain of its officers and directors in an action captioned Brody
v. The Great Atlantic & Pacific Tea Co., Inc., et al., Civ. Action No. 02-2674
(FSH) (D.N.J.). On June 17, 2002 and June 26, 2002, two similar purported class action Complaints, captioned Huelsman v. The Great Atlantic & Pacific Tea Co., Inc., et al., Civ. Action No. 02-2882 (JAG) (D.N.J.), and Davis v. The Great Atlantic & Pacific Tea Co., Inc., et. al., Civ. Action No. 02-3059 (WGB) (D.N.J.), respectively, were filed in the same federal district court. (The lawsuits are referred to collectively hereinafter as the "Class Action Lawsuits.") The Complaints in the Class Action Lawsuits purport to assert claims under Sections 10(b) (and Rule 10b-5 promulgated thereunder) and 20(a) of the Securities Exchange Act of 1934 arising out of the Company's accounting practices, and allege that the Company made material misrepresentations and omissions concerning its financial results. The Complaints in the Class Action Lawsuits seek unspecified money damages, costs and expenses.

       On May 31, 2002, a stockholders' derivative Complaint was filed in the Superior Court of New Jersey in Bergen County against the Company's Board of Directors and certain of its executive officers in an action entitled Osher v. Barlin, et al., Civ. Action No. BER L-4673-02 (N.J. Super. Ct.). The Complaint alleges that the defendants violated their fiduciary obligations to the Company and its stockholders by failing to establish and maintain adequate accounting controls and mismanaging the assets and business of the Company, and seeks unspecified money damages, costs and expenses.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

       The Company is subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. The Company is also subject to certain environmental claims. While the outcome of these claims cannot be predicted with certainty, Management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows.

       As part of the Company's business process initiative, contracts have been entered committing the Company to purchase hardware, software and consulting services from various vendors. At February 23, 2002, these commitments totaled $36.1 million. These purchases will be made, in accordance with the terms of their contracts, over the next three fiscal years.

       The Company is the guarantor of a debt commitment of $2.5 million which will expire in 2011.

       The Company has product supply agreements that require it to make purchases totaling $58 million as of February 23, 2002.


Note 13 - Operating Segments

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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

       Information on segments is as follows:



OPERATING DATA                                                Fiscal 2001         Fiscal 2000         Fiscal 1999
--------------                                             -----------------  ------------------  ------------------
Sales
     U.S. Retail                                            $     8,490,104     $     8,247,224    $      7,981,134
     Canada Retail                                                1,806,705           1,745,129           1,646,712
     Canada Wholesale                                               676,506             630,513             523,488
                                                            ---------------     ---------------    ----------------
         Total Company                                      $    10,973,315     $    10,622,866    $     10,151,334
                                                            ===============     ===============    ================

Depreciation and amortization
     U.S. Retail                                            $       227,257     $       223,550    $        204,975
     Canada Retail                                                   35,295              32,221              27,413
     Canada Wholesale                                                     -                   -                 324
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       262,552     $       255,771    $        232,712
                                                            ===============     ===============    ================

(Loss) income from operations
     U.S. Retail                                            $       (62,271)    $        22,703    $        111,955
     Canada Retail                                                   12,213              19,676              17,029
     Canada Wholesale                                                26,534              23,651              18,098
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       (23,524)    $        66,030    $        147,082
                                                            ===============     ===============    ================

Interest expense
     U.S. Retail                                            $       (81,574)    $       (88,084)   $        (76,497)
     Canada Retail                                                   (7,557)            (11,436)            (11,504)
     Canada Wholesale                                                (2,591)             (2,968)             (2,444)
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       (91,722)    $      (102,488)   $        (90,445)
                                                            ===============     ===============    ================

Interest income
     U.S. Retail                                            $         1,377     $            50    $            317
     Canada Retail                                                    1,970               2,099               2,521
     Canada Wholesale                                                 3,625               4,073               3,380
                                                            ---------------     ---------------    ----------------
         Total Company                                      $         6,972     $         6,222    $          6,218
                                                            ===============     ===============    ================

(Loss) income before income taxes and
         extraordinary item
     U.S. Retail                                            $      (142,468)    $       (65,331)   $         35,775
     Canada Retail                                                    6,626              10,339               8,046
     Canada Wholesale                                                27,568              24,756              19,034
                                                            ---------------     ---------------    ----------------
         Total Company                                      $      (108,274)    $       (30,236)   $         62,855
                                                            ===============     ===============    ================

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued




                                                             February 23,        February 24,        February 26,
FINANCIAL POSITION DATA                                          2002                2001                2000
-----------------------                                    -----------------  ------------------  ------------------
Capital expenditures
     U.S. Retail                                            $       192,705     $       356,850    $        416,863
     Canada Retail                                                   53,477              58,992              61,444
     Canada Wholesale                                                     -                   -               1,265
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       246,182     $       415,842    $        479,572
                                                            ===============     ===============    ================

Total assets
     U.S. Retail                                            $     2,600,281     $     2,688,571    $      2,680,458
     Canada Retail                                                  520,625             548,801             567,573
     Canada Wholesale                                                73,358              81,785              83,328
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     3,194,264     $     3,319,157    $      3,331,359
                                                            ===============     ===============    ================

Long-lived assets
     United States                                          $     1,451,235     $     1,637,036    $      1,652,094
     Canada                                                         289,088             287,211             265,818
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     1,740,323     $     1,924,247    $      1,917,912
                                                            ===============     ===============    ================

Note 14 - Sale-Leaseback Transactions

       During the fourth quarter of fiscal 2000, the Company sold 12 properties and simultaneously leased them back from the purchaser. The properties subject to this sale had a carrying value of approximately $68 million. Net proceeds received by the Company related to this transaction amounted to approximately $113 million. Of the 12 properties sold, 11 were sold for a profit resulting in a gain after deducting expenses of approximately $45 million. This gain will be deferred and amortized over the lives of the respective leases as a reduction of rental expense. One property in the aforementioned transaction was sold at a loss of approximately $3 million after expenses. Since the fair value of this property was less than its carrying value, the Company recognized this loss in full during fiscal 2000.

       During fiscal 2001, the Company sold 9 additional properties and simultaneously leased them back from the purchaser. The properties subject to this sale had a carrying value of approximately $52 million. Net proceeds received by the Company related to these transactions amounted to approximately $65 million. Of the 9 properties sold, 6 were sold for a profit resulting in a gain after deducting expenses of approximately $15 million. This gain will be deferred and amortized over the lives of the respective leases as a reduction of rental expense. Three properties in the aforementioned transaction were sold at a loss of approximately $4 million after expenses. The majority of this loss was related to one of these properties, which was anticipated at the end of fiscal 2000, and, accordingly, was recognized in full at that time since the carrying value of such property exceeded its fair value less the cost of disposal.

       The Company expects to enter into similar transactions with other owned properties from time to time in the future.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       The resulting leases of the 21 properties sold in fiscal 2000 and 2001 have terms ranging from 20 to 25 years, with options to renew for additional periods, and are being accounted for as operating leases in accordance with SFAS No. 13, "Accounting for Leases". Future minimum lease payments for these operating leases, which have been included in the future minimum lease payments table in Note 8 - Lease Obligations, are as follows:

       Fiscal
       ------
        2002                                          $    20,612
        2003                                               20,612
        2004                                               20,612
        2005                                               20,612
        2006                                               20,612
        2007 and thereafter                               319,925
                                                      -----------
           Total                                      $   422,985
                                                      ===========

Note 15 - Gain On Proceeds From The Demutualization Of A Mutual Insurance
Company

       During the fourth quarter of fiscal 2001, the Company received cash and common stock totaling $60.6 million from the demutualization of The Prudential Insurance Company. This amount was recorded as a nonrecurring gain and included in the determination of pretax income for fiscal 2001. At February 23, 2002, the Company had an unrealized gain of $0.9 million related to the aforementioned common stock held as available for sale securities that was recorded as a separate component of Stockholders' Equity.

Note 16 - Related Party Transactions

       A&P Properties Limited, an indirect subsidiary of the Company, leases a store in Windsor, Ontario, Canada that sits on property of Tenga Capital Corporation, which is owned by Erivan and Helga Haub. Erivan Haub is the father of Christian W. E. Haub, the Company's Chairman and Chief Executive Officer, and owns a controlling interest in Tengelmann, which owns a controlling interest of the Company's common stock. Helga Haub is the mother of Christian W. E. Haub and is a member of the Company's Board of Directors. The initial term of the lease, which commenced in 1983, expires on October 31, 2003, with four 5-year renewal options. The base annual rental is CN$0.5 million (U.S. $0.3 million at February 23, 2002), with percentage rents subject to specified caps.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       The Company is a party to agreements granting Tengelmann and its affiliates the exclusive right to use the "A&P(R)" and "Master Choice(R)" trademarks in Germany and other European countries pursuant to which it received $0.1 million during each of fiscal 2001, 2000 and 1999 which is the maximum annual royalty fee under such agreements. The Company is also a party to agreements under which it purchased from Wissoll, which is an affiliate of Tengelmann, approximately $0.6 million, $0.7 million and $1.0 million worth of the Black Forest line and Master Choice(R) candy during fiscal 2001, 2000 and 1999, respectively.

       The Company owns a jet aircraft which Tengelmann leases under a full cost reimbursement lease that also allows the Company to charter the aircraft for its use at a below market charter rate. During fiscal 2001, 2000 and 1999, Tengelmann was obligated to reimburse the Company $2.5 million, $3.2 million and $3.2 million, respectively, for its use of the aircraft.

Note 17 - Environmental Liability

       The Company owns a non-retail real estate location that was subjected to environmental contamination. The Company obtained an environmental remediation report to enable it to assess the potential environmental liability related to this property. Factors considered in determining the liability included, among others, whether the Company had been designated as a potentially responsible party, the number of potentially responsible parties designated at the site, the stage of the proceedings and the available environmental technology.

       During the first quarter of fiscal 2000, the Company assessed the likelihood that a loss had been incurred at this site as probable and based on findings included in remediation reports and discussion with legal counsel, estimated the potential loss to be approximately $3.0 million on an undiscounted basis. Accordingly, such amount was accrued at that time. At each balance sheet date the Company assesses its exposure with respect to this environmental remediation based on current available information. Subsequently, during fiscal 2000, with respect to such review, it was determined that additional costs amounting to approximately $1.3 million would be incurred to remedy these environmental issues, and accordingly, this additional amount was accrued.

       During the fourth quarter of fiscal 2001, due to an unfavorable ruling by the local municipality, which was subsequently upheld by the New Jersey Superior Court, denying the Company's proposed development plan, the Company determined that a decrease in the value of the property had occurred, and recorded an additional charge of $2.0 million. The total liability, net of costs incurred to date, of $5.0 million was included in "Other non-current liabilities" on the Consolidated Balance Sheets at February 23, 2002.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

Note 18 - Summary of Quarterly Results

       The following table summarizes the Company's results of operations by quarter for fiscal 2001 and 2000. The first quarter of each fiscal year contains sixteen weeks, while the other quarters each contain twelve weeks.

                                                      As Restated(e)
                                    --------------------------------------------------
                                         First            Second            Third            Fourth             Total
                                        Quarter           Quarter          Quarter           Quarter            Year
                                    ---------------  ----------------  ---------------  ----------------  ---------------
2001 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------------------
Sales                                    $3,388,294        $2,547,590       $2,525,388        $2,512,043      $10,973,315
Gross margin                                970,434           737,376          726,912           715,944        3,150,666
Depreciation and amortization                82,205            61,051           61,697            57,599          262,552
Income (loss) from operations (a)            29,625            16,276         (135,284)           65,859          (23,524)
Interest expense                            (30,505)          (20,969)         (20,495)          (19,753)         (91,722)
(Loss) income before income
    taxes and extraordinary item                962            (2,801)        (154,329)           47,894         (108,274)
Extraordinary loss on early
    extinguishment of debt, net of tax            -                 -                -            (7,222)          (7,222)
Net (loss) income (b)                          (969)           (1,743)         (89,636)           20,442          (71,906)
Per share data:
(Loss) income before extraordinary
    item - basic (c)                          (0.03)            (0.05)           (2.34)             0.72            (1.69)
Extraordinary loss on early
    extinguishment of debt - basic                -                 -                -             (0.19)           (0.19)
Net (loss) income - basic                     (0.03)            (0.05)           (2.34)             0.53            (1.88)
(Loss) income before extraordinary
    item - diluted (d)                        (0.03)            (0.05)           (2.34)             0.70            (1.69)
Extraordinary loss on early
    extinguishment of debt - diluted (d)          -                 -                -             (0.18)           (0.19)
Net (loss) income - diluted (d)               (0.03)            (0.05)           (2.34)             0.52            (1.88)
Market price:
    High                                                                                           27.20
    Low                                                                                            20.66
Number of stores at end of period                                                                    702
Number of franchised stores served at
    end of period                                                                                     67
-------------------------------------------------------------------------------------------------------------------------
Such amounts are comprised of the following; item (b) is net of applicable income taxes:

(a)  Asset disposition initiative          $      -          $   (217)       $(164,658)         $(28,593)       $(193,468)
     Gain on proceeds from insurance
       company demutualization                    -                 -                -            60,606           60,606
     All other earnings from operations      29,625            16,493           29,374            33,846          109,338
                                           --------          --------        ---------          --------        ---------
     Income (loss) from operations         $ 29,625          $ 16,276        $(135,284)         $ 65,859        $ (23,524)
                                           ========          ========        =========          ========        =========

(b)  Asset disposition initiative          $      -          $   (126)       $ (95,529)         $(16,613)       $(112,268)
     Gain on proceeds from insurance
       company demutualization                    -                 -                -            35,151           35,151
     Extraordinary loss on early extinguishment
        of debt                                   -                 -                -            (7,222)          (7,222)
     All other (losses) earnings               (969)           (1,617)           5,893             9,126           12,433
                                           --------          --------        ---------          --------        ---------
     Net (loss) income                     $   (969)         $ (1,743)      $  (89,636)         $ 20,442        $ (71,906)
                                           ========          ========        =========          ========        =========

 (c) The sum of quarterly basic income per share differs from full year amounts because the number of weighted average common shares outstanding has increased each quarter.

 (d) The sum of quarterly diluted income per share differs from the full year amounts because securities that are dilutive in the fourth quarter are antidilutive on a full-year basis.

 (e) See Note 2 - Restatement of Previously Issued Financial Statements.

------------------------------------------------------------------------------------------------------------------

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


                                                  As previously reported
                                    --------------------------------------------------
                                         First            Second            Third
                                        Quarter           Quarter          Quarter
                                    ---------------  ----------------  ---------------
2001 (unaudited)         (Dollars in thousands, except per share amounts)
----------------------------
Sales                                    $3,388,294        $2,547,590       $2,525,388
Gross margin                                961,022           738,497          725,437
Depreciation and amortization                82,205            61,051           61,697
Income (loss) from operations (a)            17,542            12,625         (141,284)
Interest expense                            (29,060)          (19,884)         (19,410)
(Loss) income before income
    taxes and extraordinary item             (9,676)           (5,367)        (159,244)
Extraordinary loss on early
    extinguishment of debt, net of tax            -                 -                -
Net (loss) income (b)                        (7,139)           (3,231)         (92,487)
Per share data:
(Loss) income before extraordinary
    item - basic                              (0.19)            (0.08)           (2.41)
Extraordinary loss on early
    extinguishment of debt - basic                -                 -                -
Net (loss) income - basic                     (0.19)            (0.08)           (2.41)
(Loss) income before extraordinary
    item - diluted                            (0.19)            (0.08)           (2.41)
Extraordinary loss on early
    extinguishment of debt - diluted               -                -                -
Net (loss) income - diluted                   (0.19)            (0.08)           (2.41)
   Market price:
     High                                     14.00             20.30            23.95
     Low                                       8.13             12.51            13.18
Number of stores at end of period               747               743              740
Number of franchised stores
   served at end of period                       67                67               67

--------------------------------------------------------------------------------------
Such amounts are comprised of the following; item (b) is net of applicable income taxes:

(a)  Asset disposition initiative          $      -          $   (217)       $(164,658)
     All other earnings from operations      17,542            12,842           23,374
                                           --------          --------        ---------
     (Loss) income from operations         $ 17,542          $ 12,625        $(141,284)
                                           ========          ========        =========

(b)  Asset disposition initiative          $      -          $   (126)       $ (95,529)
     All other (losses) earnings             (7,139)           (3,105)           3,042
                                           --------          --------        ---------
     Net (loss) income                     $ (7,139)         $ (3,231)       $ (92,487)
                                           ========          ========        =========

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


                                                                   (As Restated - See Note 2)
                                    -------------------------------------------------------------------------------------
                                         First            Second            Third            Fourth             Total
                                        Quarter           Quarter          Quarter           Quarter            Year
                                    ---------------  ----------------  ---------------  ----------------  ---------------
                                                      (Dollars in thousands, except per share amounts)
2000 (unaudited)
----------------
Sales                                    $3,199,820        $2,439,534       $2,428,790        $2,554,722      $10,622,866
Gross margin                                922,826           706,208          689,209           723,533        3,041,776
Depreciation and amortization                76,648            58,803           59,596            60,724          255,771
Income (loss) from operations                39,648            13,769           (3,201)           15,814           66,030
Interest expense                            (30,905)          (23,609)         (24,717)          (23,257)        (102,488)
Net income (loss)                             5,505            (5,443)         (15,984)           (3,578)         (19,500)
Per share data:
   Net income (loss) - basic
     and diluted                               0.14             (0.14)           (0.42)            (0.09)           (0.51)

                                                                   As previously reported
                                    -------------------------------------------------------------------------------------
                                         First            Second            Third            Fourth             Total
                                        Quarter           Quarter          Quarter           Quarter            Year
                                    ---------------  ----------------  ---------------  ----------------  ---------------
                                                      (Dollars in thousands, except per share amounts)
2000 (unaudited)
----------------
Sales                                    $3,199,820        $2,439,534       $2,428,790        $2,554,722      $10,622,866
Gross margin                                919,345           704,253          688,560           716,258        3,028,416
Depreciation and amortization                76,648            58,803           59,596            60,724          255,771
Income (loss) from operations                37,813            12,409           (2,184)            2,155           50,193
Interest expense                            (28,936)          (22,132)         (23,240)          (21,780)         (96,088)
Net income (loss)                             5,584            (5,374)         (14,513)          (10,765)         (25,068)
Per share data:
   Net income (loss) - basic
     and diluted                               0.15             (0.14)           (0.38)            (0.28)           (0.65)
   Cash dividends                              0.10              0.10             0.10                 -             0.30
   Market price:
     High                                     24.06             17.88            11.50             11.85
     Low                                      17.41             12.06             9.13              6.25
Number of stores at end
   of period                                    749               750              751               752
Number of franchised stores
   served at end of period                       63                67               68                68

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

The Board of Directors pursues its responsibility for reported financial information through its Audit Committee. The Audit Committee meets periodically and, when appropriate, separately with Management, internal auditors and the independent auditors, Deloitte & Touche LLP, to review each of their respective activities.



Christian W.E. Haub                                  Mitchell P. Goldstein
Chairman of the Board,                               Senior Vice President,
Chief Executive Officer                              Chief Financial Officer

Independent Auditors' Report
----------------------------

To the Stockholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

We have audited the accompanying consolidated balance sheets of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies as of February 23, 2002 and February 24, 2001 and the related statements of consolidated operations, consolidated stockholders' equity and comprehensive (loss) income, and consolidated cash flows for each of the three fiscal years in the period ended February 23, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies at February 23, 2002 and February 24, 2001 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 23, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the accompanying financial statements for the years ended February 24, 2001 and February 26, 2000 have been restated.


Deloitte & Touche LLP
Parsippany, New Jersey
July 3, 2002

Five Year Summary of Selected Financial Data

                                                        (As Restated - See Note 2)
                                                     ---------------------------------
                                      Fiscal 2001       Fiscal 2000      Fiscal 1999       Fiscal 1998       Fiscal 1997
                                      (52 Weeks)(d)     52 Weeks)(d)    (52 Weeks)(d)   (52 Weeks)(c)(d)    (53 Weeks)(c)(d)
                                    ---------------  ----------------  ---------------  ----------------  -----------------
                                                                                           (unaudited)        (unaudited)
                                                      (Dollars in thousands, except per share amounts)
Operating Results
Sales                                   $10,973,315       $10,622,866      $10,151,334       $10,179,358      $10,262,243
(Loss) income from
   operations (a)                           (23,524)           66,030          147,082          (149,337)         162,256
Depreciation and
   amortization                            (262,552)         (255,771)        (232,712)         (233,663)        (234,236)
Interest expense                            (91,722)         (102,488)         (90,445)          (71,497)         (80,152)
Net (loss) income before
   extraordinary item                       (64,684)          (19,500)          35,313           (58,282)          67,714
Extraordinary loss on early
   extinguishment of debt,
   net of tax                                (7,222)                -                -                 -             (544)
Net (loss) income (b)                       (71,906)          (19,500)          35,313           (58,282)          67,170

Per Share Data
(Loss) income before
   extraordinary item - basic                 (1.69)            (0.51)            0.92             (1.52)            1.77
Extraordinary loss on early
   extinguishment of debt - basic             (0.19)                -               -                 -             (0.01)
Net (loss) income - basic                     (1.88)            (0.51)            0.92             (1.52)            1.76

(Loss) income before
   extraordinary item - diluted               (1.69)            (0.51)            0.92             (1.52)            1.77
Extraordinary loss on early
   extinguishment of debt - diluted           (0.19)                -               -                 -             (0.01)
Net (loss) income - diluted                   (1.88)            (0.51)            0.92             (1.52)            1.76

Cash dividends                                    -              0.30             0.40              0.40             0.40
Book value per share                          17.54             19.53            20.65             20.76            22.88

Financial Position
Current assets                           $1,212,074        $1,197,873       $1,218,717        $1,243,110       $1,217,227
Current liabilities                       1,184,463         1,130,062        1,153,173         1,134,063          955,130
Working capital                              27,611            67,811           65,544           109,047          262,097
Current ratio                                  1.02              1.06             1.06              1.10             1.27
Expenditures for property                   246,182           415,842          479,572           438,345          267,623
Total assets                              3,194,264         3,319,157        3,331,359         3,160,814        2,995,253
Current portion of
   long-term debt                               526             6,195            2,382             4,956           16,824
Current portion of
   capital lease obligations                 10,691            11,634           11,327            11,483           12,293
Long-term debt                              779,440           915,321          865,675           728,390          695,292
Long-term portion of
   capital lease obligations                 93,587           106,797          117,870           115,863          120,980
Total debt                                  884,244         1,039,947          997,254           860,692          845,389
Debt to total capitalization                    57%               58%              56%               52%              49%

                                                        (As Restated - See Note 2)
                                                     ---------------------------------
                                      Fiscal 2001       Fiscal 2000      Fiscal 1999       Fiscal 1998       Fiscal 1997
                                     (52 Weeks)(d)     (52 Weeks)(d)    (52 Weeks)(d)   (52 Weeks)(c)(d)   (53 Weeks)(c)(d)
                                    ---------------  ----------------  ---------------  ----------------  -----------------
                                                                                           (unaudited)       (unaudited)
                                                      (Dollars in thousands, except per share amounts)
Equity
Stockholders' equity                        672,988           748,811          792,138           794,783          875,276
Weighted average shares
   outstanding                           38,350,616        38,347,216       38,330,379        38,273,859       38,249,832
Number of registered
   stockholders                               6,087             6,281            6,890             7,419            8,029

Other
Number of employees                          78,995            83,000           80,900            83,400           79,980
New store openings                               21                47               54                46               40
Number of stores at
   year end                                     702               752              750               839              936
Total store area
   (square feet)                         26,664,312        27,931,729       26,904,331        28,736,319       30,574,286
Number of franchised
   stores served at year end                     67                68               65                55               52
Total franchised store
   area (square feet)                     2,108,969         2,021,206        1,908,271         1,537,388        1,389,435

----------------------------------------------------------------------------------------------------------------------------
Such amounts are comprised of the following; item (b) is net of applicable income taxes:

(a)  Asset disposition initiative         $(193,468)        $       -        $ (59,886)        $(279,415)       $       -
     Gain on proceeds from insurance
       company demutualization               60,606                 -                -                 -                -
     All other earnings from operations     109,338            66,030          206,968           130,078          162,256
                                          ---------         ---------        ---------         ---------        ---------
     (Loss) income from operations        $ (23,524)        $  66,030        $ 147,082         $(149,337)       $ 162,256
                                          =========         =========        =========         =========        =========


(b)  Asset disposition initiative         $(112,268)        $       -        $ (34,836)        $(166,517)       $       -
     Gain on proceeds from insurance
       company demutualization               35,151                 -                -                 -                -
     Extraordinary loss on early extinguishment
        of debt                              (7,222)                -                -                 -             (544)
     Reversal of deferred tax asset
       valuation allowance                        -                 -                -            60,300                -
     All other earnings (losses)             12,433           (19,500)          70,149            47,935           67,714
                                          ---------         ---------        ---------         ---------        ---------
     Net (loss) income                    $ (71,906)        $ (19,500)       $  35,313         $ (58,282)       $  67,170
                                          =========         =========        =========         =========        =========

(c)  Fiscal 1997 and fiscal 1998 include adjustments consisting of a $2,900 charge and a $14,900 credit to self-insurance expense and credits of $9,897 and $154 to closed store subleases, respectively. However, the Company was unable to determine the adjustments to the vendor allowance amounts for fiscal 1997 and 1998 since the documentation related to this item was not available. While the adjustments required for fiscal 1997 and 1998 related to vendor allowances cannot be determined with accuracy, Management does not believe that the financial data presented herein are no longer indicative of the results for these periods.

(d)  Not derived from audited financial information.

--------------------------------------------------------------------------------------------------------------------

Executive Officers
------------------

Christian W.E. Haub
Chairman of the Board,
Chief Executive Officer

Elizabeth R. Culligan
President,
Chief Operating Officer

William P. Costantini
Senior Vice President,
General Counsel and Secretary

Mitchell P. Goldstein
Senior Vice President,
Chief Financial Officer

Laurane S. Magliari
Senior Vice President,
People Resources and Services

John E. Metzger
Senior Vice President,
Chief Information Officer

Richard P. De Santa
Vice President,
Corporate Affairs

----------------------------

Board Of Directors
------------------

Christian W.E. Haub (c)(d)
Chairman of the Board,
Chief Executive Officer

John D. Barline, Esq. (b)(c)(e)
Williams, Kastner & Gibbs LLP,
Tacoma, Washington

Rosemarie Baumeister (b)
Senior Vice President,
Tengelmann Warenhandelsgesellschaft,
Muelheim, Germany

Elizabeth R. Culligan (c)(d)
President,
Chief Operating Officer

Bobbie Gaunt (a)(b)
Former President and CEO,
Ford Motor Company of Canada

Helga Haub (c)(d)

Dan P. Kourkoumelis (a)(c)(e)
Former President and CEO,
Quality Food Centers, Inc.

Edward Lewis (c)(d)(e)
Chairman and Chief Executive Officer
Essence Communications Partners

Richard L. Nolan (a)(c)(e)
William Barclay Harding Professor of Management
Technology at the Harvard Business School

Maureen B. Tart-Bezer (a)(d)
Senior Financial Advisor
Wireless MVNO Ventures


(a) Member of Audit Committee Richard L. Nolan, Chairman

(b) Member of Compensation Committee John D. Barline, Chairman

(c) Member of Executive Committee Christian W.E. Haub, Chairman

(d) Member of Finance Committee Edward Lewis, Chairman

(e) Member of Governance Committee Dan P. Kourkoumelis, Chairman

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

Internet users can access information on A&P at:  www.aptea.com

Correspondence concerning stockholder address changes or other stock account matters should be directed to the Company's Transfer Agent & Registrar American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY  10038
Telephone 800-937-5449
www.amstock.com

Form 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey.

Annual Meeting
The Annual Meeting of Stockholders will be held at 9:00 a.m. (EDT) on Tuesday, July 30, 2002 at
White Elephant Hotel
50 Easton St.
Nantucket, Massachusetts

Common Stock
Common stock of the Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is generally reported in newspapers and periodical tables as "GtAtPc".





(C) 2002 The Great Atlantic & Pacific Tea Co., Inc.
All rights reserved.