Form 10-K/A, Exhibit 13
period 2002-02-23
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2002-08-01
CIK 43300

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

         As discussed in Notes 9 and 13, the Company has amended its financial statements for all periods presented to correct a classification error between its United States Retail operations and its Canada Retail operations.

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

GROSS MARGIN
------------

Gross margin as a percentage of sales increased 8 basis points to 28.71% for fiscal 2001 from 28.63% for fiscal 2000. The gross margin dollar increase of $109 million resulted from increases in sales volume and the gross margin rate partially offset by a decrease in the Canadian exchange rate. The U.S. operations gross margin increase of $80 million resulted from increases of $74 million due to higher sales volume and $6 million due to a higher gross margin rate. The Canadian operations gross margin increase of $28 million resulted from increases of $48 million due to higher sales volume and $5 million due to a higher gross margin rate partially offset by a decrease of $25 million from fluctuations in the Canadian exchange rate.

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

GROSS MARGIN
------------

       Gross margin as a percentage of sales decreased 11 basis points to 28.63% for fiscal 2000 from 28.74% for fiscal 1999. The gross margin dollar increase of $125 million resulted from an increase in sales volume partially offset by decreases in the gross margin rate and the Canadian exchange rate. The U.S. operations gross margin increase of $98 million resulted from increases of $81 million due to higher sales volume and $17 million due to a higher gross margin rate. The Canadian operations gross margin increase of $27 million resulted from an increase of $54 million due to higher sales volume partially offset by a decrease of $20 million due to a lower gross margin rate and a decrease of $7 million from fluctuations in the Canadian exchange rate.

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

                The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Note 9 - Income Taxes

       The Company has amended this footnote for all periods presented to correct a classification error between its United States Retail operations and its Canada Retail operations.

       The components of (loss) income before income taxes and extraordinary item are as follows:



                                                    Fiscal 2001       Fiscal 2000      Fiscal 1999
                                                 ----------------  ---------------   ---------------
       United States                                 $  (151,556)      $  (66,035)        $  33,843
       Canadian                                           43,282           35,799            29,012
                                                     -----------       ----------         ---------
         Total                                       $  (108,274)      $  (30,236)        $  62,855
                                                     ===========       ==========         =========

       The benefit from (provision for) income taxes before extraordinary item consists of the following:



                                                    Fiscal 2001       Fiscal 2000      Fiscal 1999
                                                 ----------------  ---------------   ---------------
       Current:
         Federal                                     $         -       $        -        $     (872)
         Canadian                                           (708)            (531)             (710)
         State and local                                  (3,000)          (3,000)           (3,003)
                                                     -----------       ----------        ----------
                                                          (3,708)          (3,531)           (4,585)
                                                     -----------       ----------        ----------
       Deferred:
         Federal                                          47,654           21,565           (10,898)
         Canadian                                        (19,336)         (16,372)          (12,837)
         State and local                                  18,980            9,074               778
                                                     -----------       ----------        ----------
                                                          47,298           14,267           (22,957)
                                                     -----------       ----------        ----------
       Benefit from (provision for) income taxes     $    43,590       $   10,736        $  (27,542)
                                                     ===========       ==========        ==========

       The deferred income tax benefit (provision) resulted primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, and net operating tax loss carryforwards.

       The deferred tax benefit recorded for U.S. operations of approximately $67 million mainly relates to book and tax differences of the asset disposition initiative recorded in fiscal 2001. Included in the Canadian amount for fiscal 2001 is an adjustment relating to a reduction in the Canadian federal corporate income tax rate. This new legislation, which was enacted during the first half of fiscal 2001, will reduce the Canadian federal corporate income tax rate by a total of 7% from 28% to 21% by January 1, 2004. The tax benefit for fiscal 2001 was decreased by $1.2 million to reflect the reduction in value of the deferred Canadian tax asset (primarily relating to net operating loss carryforwards) resulting from the lower rates.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         As of February 23, 2002, the Company had net operating tax loss carryforwards of approximately $17 million from the Canadian operations and $203 million from the U.S. operations. On March 9, 2002, U.S. legislation was enacted that extended the 2 year carryback provisions to 5 years to offset prior taxable income. As a result of this legislation, the Company was able to carryback approximately $110 million of the U.S. net operating tax loss to prior years. The Canadian portion of the net operating loss carryforwards will expire between February 2003 and February 2009 and the U.S. portion will expire between February 2019 and February 2022. The Company has assessed its ability to utilize the net operating loss carryforwards and concluded that no valuation allowance currently is required since the Company believes that it is more likely than not that the net operating loss carryforwards will be utilized either by generating taxable income or through tax planning strategies. However, this cannot be assured. Accordingly, some portions of these net operating loss carryforwards may expire before they can be utilized by the Company to reduce its income tax obligations.

       A reconciliation of income taxes at the 35% federal statutory income tax rate for fiscal 2001, 2000 and 1999 to income taxes as reported is as follows:



                                                         Fiscal 2001      Fiscal 2000      Fiscal 1999
                                                      ----------------  ---------------   ---------------
       Income tax benefit (provision) computed
         at federal statutory income tax rate             $    37,899       $   10,583        $  (21,999)
       State and local income taxes, net of
         federal tax benefit                                   10,532            3,948            (1,447)
       Tax rate differential relating
         to Canadian operations                                (4,896)          (4,373)           (3,394)
       Goodwill and other permanent differences                    55              578              (702)
                                                          -----------       ----------        ----------
       Income tax benefit (provision), as reported        $    43,590       $   10,736        $  (27,542)
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


Note 13 - Operating Segments

       The Company has amended this footnote for all periods presented to correct a classification error between its United States Retail operations and its Canada Retail operations.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

       Information on segments is as follows:



OPERATING DATA                                                Fiscal 2001         Fiscal 2000         Fiscal 1999
--------------                                             -----------------  ------------------  ------------------
Sales
     U.S. Retail                                            $     8,490,104     $     8,247,224    $      7,981,134
     Canada Retail                                                1,806,705           1,745,129           1,646,712
     Canada Wholesale                                               676,506             630,513             523,488
                                                            ---------------     ---------------    ----------------
         Total Company                                      $    10,973,315     $    10,622,866    $     10,151,334
                                                            ===============     ===============    ================

Depreciation and amortization
     U.S. Retail                                            $       227,257     $       223,550    $        204,975
     Canada Retail                                                   35,295              32,221              27,413
     Canada Wholesale                                                     -                   -                 324
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       262,552     $       255,771    $        232,712
                                                            ===============     ===============    ================

(Loss) income from operations
     U.S. Retail                                            $       (71,359)    $        21,999    $        110,023
     Canada Retail                                                   21,301              20,380              18,961
     Canada Wholesale                                                26,534              23,651              18,098
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       (23,524)    $        66,030    $        147,082
                                                            ===============     ===============    ================

Interest expense
     U.S. Retail                                            $       (81,574)    $       (88,084)   $        (76,497)
     Canada Retail                                                   (7,557)            (11,436)            (11,504)
     Canada Wholesale                                                (2,591)             (2,968)             (2,444)
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       (91,722)    $      (102,488)   $        (90,445)
                                                            ===============     ===============    ================

Interest income
     U.S. Retail                                            $         1,377     $            50    $            317
     Canada Retail                                                    1,970               2,099               2,521
     Canada Wholesale                                                 3,625               4,073               3,380
                                                            ---------------     ---------------    ----------------
         Total Company                                      $         6,972     $         6,222    $          6,218
                                                            ===============     ===============    ================

(Loss) income before income taxes and
         extraordinary item
     U.S. Retail                                            $      (151,556)    $       (66,035)   $         33,843
     Canada Retail                                                   15,714              11,043               9,978
     Canada Wholesale                                                27,568              24,756              19,034
                                                            ---------------     ---------------    ----------------
         Total Company                                      $      (108,274)    $       (30,236)   $         62,855
                                                            ===============     ===============    ================

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued




                                                             February 23,        February 24,        February 26,
FINANCIAL POSITION DATA                                          2002                2001                2000
-----------------------                                    -----------------  ------------------  ------------------
Capital expenditures
     U.S. Retail                                            $       192,705     $       356,850    $        416,863
     Canada Retail                                                   53,477              58,992              61,444
     Canada Wholesale                                                     -                   -               1,265
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       246,182     $       415,842    $        479,572
                                                            ===============     ===============    ================

Total assets
     U.S. Retail                                            $     2,599,628     $     2,688,190    $      2,680,221
     Canada Retail                                                  521,278             549,182             567,810
     Canada Wholesale                                                73,358              81,785              83,328
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     3,194,264     $     3,319,157    $      3,331,359
                                                            ===============     ===============    ================

Long-lived assets
     United States                                          $     1,451,235     $     1,637,036    $      1,652,094
     Canada                                                         289,088             287,211             265,818
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     1,740,323     $     1,924,247    $      1,917,912
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

As discussed in Notes 9 and 13, the Company has amended its financial statements for all periods presented to correct a classification error between its United States Retail operations and its Canada Retail operations.

Deloitte & Touche LLP
Parsippany, New Jersey
July 3, 2002, except for Notes 9 and 13 as to which the date is July 31, 2002

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