Form 10-K/A, Exhibit 13
period 2002-02-23
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2002-08-22
CIK 43300

                                                                      Exhibit 13





                 The Great Atlantic & Pacific Tea Company, Inc.
                                   Fiscal 2001
                          Annual Report to Stockholders

Table of Contents
-----------------

Comparative Highlights.................................................   3
CEO Letter to Stockholders.............................................   4
Management's Discussion and Analysis...................................   8
Statements of Consolidated Operations..................................  27
Statements of Consolidated Stockholders' Equity
       And Comprehensive (Loss) Income.................................  28
Consolidated Balance Sheets............................................  29
Statements of Consolidated Cash Flows..................................  30
Notes to Consolidated Financial Statements.............................  31
Management's Report on Financial Statements............................  71
Independent Auditors' Report...........................................  72
Five Year Summary of Selected Financial Data...........................  73
Executive Officers.....................................................  75
Board of Directors.....................................................  75
Stockholder Information................................................  76

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



Christian Haub
Chairman of the Board
& Chief Executive Officer
July 3, 2002

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Management's Discussion and Analysis

INTRODUCTION
------------

       This Management's Discussion and Analysis describes matters considered by Management to be significant to understanding the financial position, results of operations and liquidity of the Company, including a discussion of the results of operations as well liquidity and capital resources. These items are presented as follows:

o   Basis of Presentation - discusses the Company's fiscal year end
o Restatement of Previously Issued Financial Statements - a discussion of the causes of the restatement and its impact on the Company's previously issued financial statements
o Operating Results and Liquidity and Capital Resources - a discussion of results, significant business initiatives, current and expected future liquidity, and the impact of various market risks on the Company
o Critical Accounting Policies - a discussion of significant estimates made by Management
o Impact of New Accounting Pronouncements - a discussion of authoritative pronouncements that have been or will be adopted by the Company

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


RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
-----------------------------------------------------

       As discussed in Note 2 to the consolidated financial statements, the Company restated its financial statements for fiscal 1999 and 2000 and its supplementary financial information for the first three quarters of fiscal 2001 to reflect the correction of accounting errors referred to below. In addition, as discussed in Notes 2, 9 and 13, the Company has revised such notes to the financial statements to correct classification errors between its United States Retail operations and its Canada Retail operation and to provide additional disclosures regarding the restatement.

       Prior to filing its 2001 Annual Report on Form 10-K, the Company discovered certain irregularities relating to the timing for the recognition of vendor allowances and the accounting for certain inventory. As the Company announced on May 24, 2002, it promptly commenced a review of these issues. This review caused the Company to delay filing its Annual Report on Form 10-K. As a result of the accounting errors discovered during this review, the Company has restated its financial statements for fiscal 1999 and fiscal 2000, and supplementary unaudited financial information for the first, second and third quarters of fiscal 2001. In addition, the Company has determined that its financial statements should also be restated to correct other accounting errors for 1) the timing of the recognition of certain other vendor allowances which were not accounted for in accordance with generally accepted accounting principles ("GAAP"), 2) the use of a method of estimating self-insurance reserves which did not comply with GAAP, and 3) the recognition of sublet income associated with certain closed stores which did not comply with GAAP. The summary of the effects of restatement are presented in the tables below entitled "Overall Impact of Restatement".

Overall Impact of the Restatement
---------------------------------

       The schedules below show the effects of the restatement on reported earnings for each of the years presented. As noted, the Company does not have sufficient documentation to determine the impact of the restatement on the recognition of vendor allowances prior to fiscal 1999. The restatement has the aggregate effect of decreasing retained earnings by $75 million as of February 27, 1999. This amount had previously been reported as net income in years prior to fiscal 1999 using accounting methods that did not conform with GAAP. In general, the Company's prior methodologies understated its reported earnings in the most recent three fiscal years. This resulted from errors in accounting from reduced recognition of vendor allowance credits and increased recognition of self-insurance claims expense in order to reduce the balance sheet underaccruals for these matters. The impact on retained earnings as of February 27, 1999 and net income for fiscal 1997 through fiscal 2001 is detailed in the table below. The Company has restated its financial statements to properly present its results of operations and financial condition in accordance with GAAP.


Before Tax
----------


                                                                                               Earnings
                                                                                          Increase (Decrease)
                                                Earnings             Impact on      --------------------------------
                                           Increase (Decrease)        retained                               Prior
                                      --------------------------      earnings                                 to
                                      Fiscal     Fiscal    Fiscal   -------------   Fiscal      Fiscal       Fiscal
                                       2001       2000      1999    Feb. 27, 1999   1998(a)     1997(a)      1997(a)
                                      -----      -----     -----    -------------   -------     -------      -------
(Dollars In Millions)
Vendor allowances
    Irregularities                      (8.5)      (3.5)     (4.2)          -          -          -              -
    Non-GAAP policy                     17.0       17.3      13.9         (55.5)      (a)        (a)            (a)
Perishable inventory irregularity       (0.7)      (0.4)     (0.3)          -          -          -              -
Self-insurance reserves                 11.3       (1.3)     26.6         (48.1)      14.9       (2.9)         (60.1)
Closed store subleases                   1.0       (2.7)     (0.1)        (23.9)       0.2        9.9          (33.9)
                                      ------       ----     -----         -----      -----      -----          -----
Pre-tax impact of restatement           20.1        9.4      35.9        (127.5)      15.1        7.0          (94.0)
(Provision for) benefit from
    income taxes                        (8.5)      (3.8)    (14.7)         52.3       (6.2)      (2.9)          38.5
                                      ------       ----     -----         -----      -----      -----          -----
Total impact of restatement             11.6        5.6      21.2         (75.2)       8.9        4.1          (55.5)
                                      ======       ====     =====         =====      =====      =====          =====

Effect on Net Income
--------------------


                                                                                             Net Earnings
                                                                       Impact            Increase (Decrease)
                                              Net Earnings               on         --------------------------------
                                           Increase (Decrease)        retained                                Prior
                                      --------------------------      earnings                                 to
                                      Fiscal     Fiscal    Fiscal   -------------   Fiscal      Fiscal       Fiscal
                                       2001       2000      1999    Feb. 27, 1999   1998(a)     1997(a)      1997(a)
                                      -----      -----     -----    -------------   -------     -------      -------
(In Millions)
Vendor allowances
    Irregularities                      (4.9)      (2.1)     (2.5)          -         (a)        (a)            (a)
    Non-GAAP policy                      9.8       10.2       8.2         (32.7)       -          -              -
Perishable inventory irregularity       (0.4)      (0.2)     (0.2)          -          -          -              -
Self-insurance reserves                  6.5       (0.8)     15.7         (28.4)       8.8       (1.7)         (35.5)
Closed store subleases                   0.6       (1.5)      -           (14.1)       0.1        5.8          (20.0)
                                       -----       ----     -----        ------       ----       ----          -----
Total impact of restatement             11.6        5.6      21.2         (75.2)       8.9        4.1          (55.5)
                                       =====       ====     =====         =====       ====       ====          =====

(a) The Company is unable to determine the adjustments to correct the vendor allowance amounts recognized for years prior to fiscal 1999 since sufficient documentation related to these items is not available. Specifically, the Company did not have sufficient detail for three-year contracts entered into prior to fiscal 1996. However, the Company did have sufficient detail for three-year contracts starting in 1996 and was, therefore, able to determine the retained earnings impact at February 27, 1999 as well as the impact to earnings in fiscal 1999, 2000 and 2001.

Irregularities
--------------

       As referred to above, the Company discovered certain irregularities with respect to accounting for vendor allowances and perishable inventory. The resultant review identified that certain employees circumvented the Company's system of internal controls resulting in accounting errors. With respect to vendor allowances, those errors caused valid allowances generally to be recognized before they were earned. With respect to perishable inventories, the irregularities related to overstatement of inventory due to inappropriate adjustments made to physical counts, causing errors in the periods presented in the tables above. Correction of the vendor allowances errors has resulted in a deferral of $12.1 million as of February 23, 2002 allowances as part of the balance discussed in the "Vendor Allowances" caption below. The Company has modified certain procedures and is in the process of implementing additional procedural changes designed to prevent such irregularities in the future.

Vendor Allowances
-----------------

       Prior to fiscal 1997, the Company recognized vendor allowances for certain one-year and multi-year allowance contracts as cash was received since the Company believed that such amounts received were non-refundable and that no future performance was required. In fiscal 1997, the Company implemented a new accounting policy whereby the amount of allowances recognized was limited to the amount of such allowances recognized in the prior year. Allowances in excess of such limit were deferred and were not amortized. Neither policy was in conformity with GAAP. The Company's methods resulted in the overstatement of its reported earnings in the aggregate prior to fiscal 1997. Furthermore, the policy implemented in fiscal 1997 had the effect of reducing its reported earnings in subsequent periods as the Company limited its recognition of these allowances in order to increase its accrual for unearned allowances. Also, the volume of these transactions have been decreasing in recent years, further causing the allowances recognized in recent years to be less than they would have been if all contracts had previously been deferred and recognized over their term in accordance with GAAP. On an aggregate basis, earnings were overstated by $55.5 million pre-tax ($32.7 million after tax) prior to February 27, 1999. The Company's financial statements have been restated to correct this accounting error in order to recognize the allowances as they were earned over the lives of the contracts as discussed in Note 1 under "Vendor Allowances". The Company has deferred vendor allowances aggregating $64 million as of February 23, 2002 which are expected to be recognized as reductions to cost of merchandise sold generally through fiscal 2004. See "Overall Impact of Restatement" above for the amount of such restatement.

Self-Insurance Reserves
-----------------------

       The Company's business results in significant risks that the Company self-insures. These risks relate primarily to customer and employee accidents. The Company estimates and records the present value of the expected self-insured portion of the cost of such accidents and related liability matters as self-insurance reserves. The Company's previous method of establishing its self-insurance reserves was not appropriate because it did not adequately consider its historical loss experience resulting from the frequency (number of incidents) and severity (ultimate cost) of claims. It also improperly included adjustments to reduce the reserve in anticipation of future improvement in expected loss experience resulting from planned risk management changes intended to reduce the frequency and severity of future claims. This method was not in conformity with GAAP. Accordingly, the Company has restated its financial statements to correct this accounting error by reflecting its self-insurance reserves on the basis of actuarially determined estimates. The Company's prior method resulted in overstatement of its reported earnings in the aggregate prior to fiscal 1997. In recent years the Company had generally reduced its reported earnings as it accrued these costs at rates in excess of its actual development of the underlying claims. The Company's restated self-insurance reserves are $90.0 million, $100.0 million and $97.5 million at the end of fiscal 2001, 2000 and 1999 respectively. The reserve is impacted by and was determined as of each report date based upon the Company's information regarding frequency and severity, among other factors, which was available at each report date. The Company's frequency decreased approximately 10% from fiscal 1999 through fiscal 2001; severity was relatively unchanged during this period. These reserves represent the present value of the estimated self-insured portion of claims, including claims incurred but not reported. Such claims generally are expected to be paid within five years, although payments on some employee accident claims extend beyond this period. See "Overall Impact of Restatement" above for the amount of such restatement.

Closed Store Subleases
----------------------

       In the normal course of business, the Company closes stores periodically. For stores closed that are under long-term leases, the Company records a liability for future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable cost recoveries from sublease rentals. In some cases, the Company subleases the stores for amounts in excess of its own related costs under its lease. Under the Company's prior accounting method, such excess of sublease amounts were recorded as an offset to the cost of closure of other locations. Such a methodology was not in conformity with GAAP. Accordingly, the Company has restated its financial statements to correct this accounting error by recognizing those sublease excesses ratably as income over the term of the sublease. The Company's prior accounting method had the effect of overstating reported earnings in the period in which a sublease was entered into, by the amount that total sublease rental exceeded the lease obligations, and decreasing reported earnings in the subsequent periods in which the excess should have been recognized. Excess sublease amounts expected to be recognized in future periods approximate $5 million for fiscal 2002 and amortizes at decreasing amounts over a period of several years. See "Overall Impact of Restatement" above for the amount of such restatements. The Company's prior methodology had no effect on stores closed as part of the Asset Disposition Initiative discussed in Note 3 of the Company's Consolidated Financial Statements.


       The impact of the restatement on certain key financial indicators is as follows:


                                            Fiscal         Fiscal         Fiscal          Fiscal         Fiscal
                                            2001(a)         2000           1999          1998 (b)       1997 (b)
                                        -------------  --------------  -------------  -------------  --------------

Sales (no restatement adjustments)       $10,973,315     $10,622,866    $10,151,334    $10,179,358     $10,262,243
Gross margin as a percentage of sales
     As previously announced and
          reported                             28.64%          28.51%         28.64%         28.68%          28.60%

     As restated                               28.71%          28.63%         28.74%         (b)               (b)

Selling, general and administrative
   expense as a percentage of sales
     As previously announced and
          reported                             29.63%          28.04%         27.61%         30.29%          27.09%
     As restated                               29.48%          28.01%         27.29%         30.15%          27.02%
Income (loss) per share
     As previously reported                    (2.18)          (0.65)          0.37          (1.75)           1.65
     As restated                               (1.88)          (0.51)          0.92          (1.52)           1.76


(a) Fiscal 2001 results as previously announced represent amounts presented in the Company's 4th quarter fiscal 2001 earnings release on April 4, 2002.

(b) The Company is unable to determine the adjustments to the vendor allowance amounts, which would have affected cost of merchandise sold and gross margin, for years prior to fiscal 1999 since sufficient documentation related to these items is not available.

       The comparative effects of the restatement on amounts previously reported in our fiscal 2000 and 1999 financial statements are summarized in Note 2 to the consolidated financial statements. The following is a summary of the significant effects of the restatement on the Company's operating results for fiscal year 2001:


                                                              As
                                                          Previously                             As
                                                         Announced (a)      Adjustments        Revised
                                                       ----------------  ---------------  ----------------
Dollars in Thousands

Fiscal 2001
-----------
Statement of Consolidated Operations
------------------------------------
Cost of merchandise sold                                   $ (7,830,411)         $ 7,762      $ (7,822,649)
Gross margin                                                  3,142,904            7,762         3,150,666
Store operating, general and administrative expense          (3,251,796)          17,000        (3,234,796)
Income from operations                                          (48,286)          24,762           (23,524)
Interest expense                                                (87,022)          (4,700)          (91,722)
(Loss) income before income taxes and extraordinary item       (128,336)          20,062          (108,274)
Benefit from (provision for) income taxes                        52,016           (8,426)           43,590
(Loss) income before extraordinary item                         (76,320)          11,636           (64,684)
Net (loss) income                                               (83,542)          11,636           (71,906)
Net (loss) income - basic and diluted                          $  (2.18)          $ 0.30           $ (1.88)


(a) Fiscal 2001 results as previously announced represent amounts presented in the Company's 4th quarter fiscal 2001 earnings release on April 4, 2002.

       The impact on the Company's Balance Sheet for fiscal 2001 were increases to current assets, total assets and total liabilities of $3,071, $28,339 and $65,189, respectively, and decreases to total stockholders' equity and working capital of $36,850 and $18,852, respectively.

       The effects of the restatement on the unaudited supplementary quarterly financial information for fiscal 2000 and 2001 are presented in Note 18. In addition, the effects of the restatement have been incorporated, where applicable, in this Management's Discussion and Analysis.

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


       As a result of its delayed filing of the Annual Report on Form 10-K as described in Note 2 of the Company's Consolidated Financial Statements, the Company was not in compliance with its reporting covenant and therefore became unable to draw upon the Secured Credit Agreement. On June 14, 2002 the Company received a waiver from its lenders allowing it to borrow up to $50 million under the Secured Credit Agreement through July 29, 2002. The initial filing of the Company's Annual Report on Form 10-K cured said covenant violation. The filing delay also caused a covenant violation under the indenture covering the Company's debt. Such violation was cured upon the initial filing.


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


       The Company's existing senior debt rating was B2 with negative implications with Moody's Investors Service and BB with negative implications with Standard & Poor's Ratings Group as of February 23, 2002. On August 5, 2002, Moody's announced that the Company's credit rating was under review for possible downgrade. Future rating changes could affect the availability and cost of financing to the Company.


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

Self-Insurance Reserves
------------------------------
       The Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The Company estimates the required liability of such claims on a discounted basis, utilizing an actuarial method which is based upon various assumptions which include, but are not limited to, the Company's historical loss experience, projected loss development factors, actual payroll, and other data. The total current and non-current liability for self-insurance reserves recorded at February 23, 2002 is $90 million. The discount rate used at February 23, 2002 is 4.27% and is based on the 5 year treasury bond rate. A 1% increase in the discount rate would decrease the required liability by $2.2 million. Conversely, a 1% decrease in the discount rate would increase the required liability by $2.4 million. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

Long-Lived Assets
-----------------------
       The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If such review indicates an impairment exists, the Company measures such impairment on a discounted basis.

Closed Store Reserves
--------------------------
       For stores closed that are under long-term leases, the Company records a liability for the future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable cost recoveries from sublease rentals. If estimated cost recoveries exceed the liability for future minimum lease payments, the excess is recognized as income over the term of the sublease. The Company estimates future net cash flows based on its experience and knowledge of the market in which the closed store is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. While these factors have been relatively stable in recent years, variation in these factors could cause changes to the Company's estimates. As of February 23, 2002, the Company has total store closing reserves of $166 million, which relates to 105 closed stores and 43 sub-leased stores. Of this amount, $23 million relates to stores closed in the normal course of business and $143 million relates to stores closed as part of the Asset Disposition Initiative (see Note 3 to the Consolidated Financial Statements for further discussion of the Asset Disposition Initiative).

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

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued



IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
---------------------------------------

       In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets". The provisions of this statement are required to be applied by the Company starting with fiscal 2002. This statement is required to be applied to all goodwill and other intangible assets recognized in the Company's financial statements at the date of adoption. At that time, goodwill will no longer be amortized, but will be tested for impairment annually. Amortization expense for fiscal years 2001, 2000 and 1999 was $1.4 million, $1.5 million and $1.2 million, respectively. Additionally, impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement would be reported as resulting from a change in accounting principle. Although the Company intends to complete its assessment of the impact that this statement will have on its financial statements during the second quarter of fiscal 2002, it currently does not expect that the adoption of this statement will result in an impairment charge.

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

       In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. There was no immediate impact on the financial statements upon adoption of SFAS
144. However, certain future store closings or asset disposals may result in classification as discontinued operations.

       In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections". SFAS 145 rescinds the provisions of SFAS 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishment are effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to lease modification are effective for transactions occurring after May 15, 2002. The Company is currently assessing the impact this statement will have on its financial statements.

       In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 will supersede Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently assessing the impact this statement will have on its financial statements.

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


Restatement of Previously Issued Financial Statements
-----------------------------------------------------
       As discussed in Note 2 - Restatement of Previously Issued Financial Statements, the Company has restated its financial statements for fiscal 1999, fiscal 2000 and supplementary financial information for the first, second and third quarters of fiscal 2001, to correct accounting errors identified in a review by the Company of irregularities relating to the timing of vendor allowance recognition and the accounting for certain inventory and to correct additional accounting errors for 1) the timing of the recognition of certain vendor allowances which were not accounted for in accordance with generally accepted accounting principles ("GAAP"), 2) the use of a method of estimating self-insurance reserves which did not comply with GAAP, and 3) the recognition of sublet income associated with certain closed stores which did not comply with GAAP.

Revenue Recognition
-------------------
       Retail revenue is recognized at point-of-sale while wholesale revenue is recognized, in accordance with its terms, when goods are shipped. Discounts that the Company provides to customers are accounted for as a reduction to sales.



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


Vendor Allowances
-----------------

       Vendors provide the Company with various allowances and incentives which are similar to discounts but are not provided as a reduced price on an invoice. Instead they are provided as separate payments to the Company or separate credits which the Company deducts from its payments to vendors. These allowances have underlying contractual commitments and are recognized by the Company as a reduction to cost of merchandise sold as earned by fulfillment of the contractual terms. These terms generally are of three types - specific activities, product purchase or sales volume or a specific period of time.

       The specific activity allowances are primarily promotional, advertising and new product introduction contracts. When the promotion or advertising is run or when the new product is introduced, the Company recognizes the related allowance. Product purchase and sales volume allowances are based on either purchases from the vendor or sale of vendor products to our customers. As the purchase or sale allowance contract terms are met, which is generally within 2 to 3 months, the Company recognizes the related allowance credit. Period of time contracts are often entered into for display commitments, shelf space commitments, exclusive vendor arrangements and certain wholesale supply commitments. These allowances are amortized evenly over the lives of the contractual commitments, typically one to three years.

       When payment is received prior to fulfillment of the terms, the amounts are deferred and recognized as earned, according to the contractual terms as described above.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued



Advertising Costs
-----------------

       Advertising costs incurred to produce media advertising are expensed in the period the advertisement is first shown. Other advertising costs, primarily costs to produce circulars, place advertisements and pay advertising agency fees, are expensed when incurred. The Company recorded advertising expense of $136.0 million, $146.5 million and $138.8 million for fiscal 2001, 2000 and 1999, respectively.

Pre-opening Costs
-----------------

       Non-capital expenditures incurred in opening new stores or remodeling existing stores are expensed as incurred.



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


Excess of Cost over Net Assets Acquired
---------------------------------------

       The excess of cost over fair value of net assets acquired is amortized on a straight-line basis between fifteen to forty years. The Company recorded amortization expense of $1.4 million for fiscal 2001, $1.5 million for fiscal 2000 and $1.2 million for fiscal 1999. The practice of recording such amortization expense will be discontinued in Fiscal 2002 with the adoption of SFAS 142 (see "New Accounting Pronouncements Not Yet Adopted "). The book value of excess of cost over net assets acquired at February 23, 2002 and February 24, 2001 was $32.0 million and $34.2 million, net of accumulated amortization of $14.0 million and $12.5 million, respectively.

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

Use of Estimates
----------------

       The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Self Insurance Reserves
         -----------------------

         The Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The current portion of these liabilities is included in other accruals and the non-current portion is included in other non-current liabilities. The Company estimates the required liability of such claims on a discounted basis, utilizing an actuarial method which is based upon various assumptions which include, but are not limited to, the Company's historical loss experience, projected loss development factors, actual payroll, and other data. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and change in the ultimate cost per incident (severity).

                 The Great Atlantic & Pacific Tea Company, Inc.
                   Notes to Consolidated Financial Statements



         Closed Store Reserves
         ---------------------

         For stores closed that are under long-term leases, the Company records a liability for future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable cost recoveries from sublease rentals. If estimated cost recoveries exceed our liability for future minimum lease payments, the excess is recognized as income over the term of the sublease. The Company estimates net future cash flows based on its experience and knowledge of the market in which the closed store is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. While these factors have been relatively stable in recent years, variation in these factors could cause changes to the Company's estimates.

         Valuation Allowance for Deferred Tax Asset
         ------------------------------------------------------

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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


New Accounting Pronouncements Not Yet Adopted
---------------------------------------------
       In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 142, "Goodwill and Other Intangible Assets". The provisions of this statement are required to be applied by the Company starting with fiscal 2002. This statement is required to be applied to all goodwill and other intangible assets recognized in the Company's financial statements at the date of adoption. At that time, goodwill will no longer be amortized, but will be tested for impairment annually. Amortization expense for fiscal years 2001, 2000 and 1999 was $1.4 million, $1.5 million and $1.2 million, respectively. Additionally, impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement would be reported as resulting from a change in accounting principle. Although the Company intends to complete its assessment of the impact that this statement will have on its financial statements during the second quarter of fiscal 2002, it currently does not expect that the adoption of this statement will result in an impairment charge.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued



       In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. There was no immediate impact on the financial statements upon adoption of SFAS 144. However, certain future store closings or asset disposals may result in classification as discontinued operations.

       In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4 44 and 64, Amendment of FASB Statement 13, and Technical Corrections". SFAS 145 rescinds the provisions of SFAS 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishment are effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to lease modifications are effective for transactions occurring after May 15, 2002. The Company is currently assessing the impact this statement will have on its financial statements.

       In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 will supersede Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently assessing the impact this statement will have on its financial statements.

Note 2 - Restatement of Previously Issued Financial Statements

       Prior to filing its 2001 Annual Report on Form 10-K, the Company discovered certain irregularities relating to the timing for the recognition of vendor allowances and the accounting for certain inventory. As the Company announced on May 24, 2002, it promptly commenced a review of these issues. This review caused the Company to delay filing its Annual Report on Form 10-K. As a result of the accounting errors discovered during this review, the Company has restated its financial statements for fiscal 1999 and fiscal 2000, and supplementary unaudited financial information for the first, second and third quarters of fiscal 2001. In addition, the Company has determined that its financial statements should also be restated to correct other accounting errors for 1) the timing of the recognition of certain other vendor allowances which were not accounted for in accordance with GAAP, 2) the use of a method of estimating self-insurance reserves which did not comply with GAAP, and 3) the recognition of sublet income associated with certain closed stores, which did not comply with GAAP. The summary of the effects of restatement are presented in the tables below entitled "Overall Impact of Restatement".

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued



Overall Impact of the Restatement
---------------------------------

       The schedules below show the effects of the restatement on reported earnings for each of the years presented. The restatement has the aggregate effect of decreasing retained earnings by $75 million as of February 27, 1999. This amount had previously been reported as net income in years prior to fiscal 1999 using accounting methods that did not conform with GAAP. In general, the Company's prior methodologies understated its reported earnings in the most recent three fiscal years. This resulted from errors in accounting from reduced recognition of vendor allowance credits and increased recognition of self-insurance claims expense in order to reduce the balance sheet underaccruals for these matters. The impact on retained earnings as of February 27, 1999 and net income for fiscal 1999 and fiscal 2000 is detailed in the table below. The Company has restated its financial statements to properly present its results of operations and financial condition in accordance with GAAP. Additionally, the disclosures regarding the restatement in this Note have been expanded.

Before Tax (a)
--------------

                                           Earnings           Impact on
                                      Increase (Decrease)     retained
                                      -------------------     earnings
                                      Fiscal     Fiscal       --------
                                       2000       1999      Feb. 27, 1999
                                       ----       ----      -------------
(Dollars In Millions)
Vendor allowances
    Irregularities                      (3.5)      (4.2)          -
    Non-GAAP policy                     17.3       13.9         (55.5)
Perishable inventory irregularity       (0.4)      (0.3)          -
Self-insurance reserves                 (1.3)      26.6         (48.1)
Closed store subleases                  (2.7)      (0.1)        (23.9)
                                        -----      -----        ------
Pre-tax impact of restatement            9.4       35.9        (127.5)
(Provision for) benefit from
    income taxes                        (3.8)     (14.7)         52.3
                                        -----     ------        -----
Total impact of restatement              5.6       21.2         (75.2)
                                        ====      =====         ======


(a) Changes to vendor allowances and perishable inventory irregularities impact the cost of merchandise sold line on the Statements of Consolidated Operations. Changes to closed store subleases impact the selling, general and administrative expense line on the Statements of Consolidated Operations. Changes to self-insurance reserves impact both the selling, general and administrative expense and interest expense lines on the Statements of Consolidated Operations as follows:


                                            Earnings
                                       Increase (Decrease)
                                       -------------------
                                       Fiscal     Fiscal
                                        2000       1999
                                        ----       ----
      Selling, general and
       administrative expense            5.1       33.0

      Interest expense                  (6.4)      (6.4)

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued



Effect on Net Income
--------------------
                                                            Impact
                                        Net Earnings          on
                                     increase (decrease)   retained
                                     -------------------   earnings
                                      Fiscal     Fiscal    ---------
                                       2000       1999   Feb. 27, 1999
(In Millions)                         -----      -----   -------------
Vendor allowances
    Irregularities                      (2.1)      (2.5)       -
    Non-GAAP policy                     10.2        8.2      (32.7)
Perishable inventory irregularity       (0.2)      (0.2)       -
Self-insurance reserves                 (0.8)      15.7      (28.4)
Closed store subleases                  (1.5)       -        (14.1)
                                        ----      -----      -----
Total impact of restatement              5.6       21.2      (75.2)
                                        ====      =====      =====

Irregularities
--------------

       As referred to above, the Company discovered certain irregularities with respect to accounting for vendor allowances and perishable inventory. The resultant review identified that certain employees circumvented the Company's system of internal controls resulting in accounting errors. With respect to vendor allowances, those errors caused valid allowances generally to be recognized before they were earned. With respect to perishable inventories, the irregularities related to overstatement of inventory due to inappropriate adjustments made to physical counts, causing errors in the periods presented in the tables above. Correction of the vendor allowances errors has resulted in a deferral of $12.1 million as of February 23, 2002 of allowances as part of the balance discussed in the "Vendor Allowances" caption below. The Company has modified certain procedures and is in the process of implementing additional procedural changes designed to prevent such irregularities in the future.

Vendor Allowances
-----------------

       Prior to fiscal 1997, the Company recognized vendor allowances for certain one-year and multi-year allowance contracts as cash was received since the Company believed that such amounts received were non-refundable and that no future performance was required. In fiscal 1997, the Company implemented a new accounting policy whereby the amount of allowances recognized was limited to the amount of such allowances recognized in the prior year. Allowances in excess of such limit were deferred and were not amortized. Neither policy was in conformity with GAAP. The Company's methods resulted in the overstatement of its reported earnings in the aggregate prior to fiscal 1997. Furthermore, the policy implemented in fiscal 1997 had the effect of reducing its reported earnings in subsequent periods as the Company limited its recognition of these allowances in order to increase its accrual for unearned allowances. Also, the volume of these transactions have been decreasing in recent years, further causing the allowances recognized in recent years to be less than they would have been if these contracts had previously been deferred and recognized over their term in accordance with GAAP. On an aggregate basis, earnings were overstated by $55.5 million pre-tax ($32.7 million after tax) prior to February 27, 1999. The Company's financial statements have been restated to correct this accounting error in order to recognize the allowances as they are earned over the lives of the contracts. The Company has deferred vendor allowances aggregating $64 million as of February 23, 2002 which are expected to be recognized as reductions to cost of merchandise sold generally through fiscal 2004. See "Overall Impact of Restatement" above for the amount of such restatement.

Self-Insurance Reserves
-----------------------

       The Company's business results in significant risks that the Company self-insures. These risks relate primarily to customer and employee accidents. The Company estimates and records the present value of the expected self-insured portion of the cost of such accidents and related liability matters as self-insurance reserves. The Company's previous method of establishing its self-insurance reserves was not appropriate because it did not adequately consider its historical loss experience resulting from the frequency (number of incidents) and severity (ultimate cost) of claims. It also improperly included adjustments to reduce the reserve in anticipation of future improvement in expected loss experience resulting from planned risk management changes intended to reduce the frequency and severity of future claims. This method was not in conformity with GAAP. Accordingly, the Company has restated its financial statements to correct this accounting error by reflecting its self-insurance reserves on the basis of actuarially determined estimates. The Company's prior method resulted in overstatement of its reported earnings in the aggregate prior to fiscal 1997. In recent years the Company had generally reduced its reported earnings as it accrued these costs at rates in excess of its actual development of the underlying claims. The Company's restated self-insurance reserves are $90.0 million, $100.0 million and $97.5 million at the end of fiscal 2001, 2000 and 1999 respectively. The reserve is impacted by and was determined as of each report date based upon the Company's infomation regarding frequency and severity, among other factors, which was available at each report date. The Company's frequency decreased approximately 10% from fiscal 1999 through fiscal 2001; severity was relatively unchanged during this period. These reserves represent the present value of the estimated self-insured portion of claims, including claims incurred but not reported. Such claims generally are expected to be paid within five years, although payments on some employee accident claims extend beyond this period. See "Overall Impact of Restatement" above for the amount of such restatement.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued



Closed Store Subleases
----------------------

       In the normal course of business, the Company closes stores periodically. For stores closed that are under long-term leases, the Company records a liability for the future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable cost recoveries from sublease rentals. In some cases, the Company subleases the stores for amounts in excess of its own related costs under its lease. Under the Company's prior accounting method, such excess of sublease amounts were recorded as an offset to the cost of closure of other locations. Such a methodology was not in conformity with GAAP. Accordingly, the Company has restated its financial statements to correct this accounting error by recognizing those sublease excesses ratably as income over the term of the sublease. The Company's prior accounting method had the effect of overstating reported earnings in the period in which a sublease was entered into, by the amount that total sublease rental exceeded the lease obligations, and decreasing reported earnings in the subsequent periods in which the excess should have been recognized. Excess sublease amounts expected to be recognized in future periods approximate $5 million for fiscal 2002 and amortizes at decreasing amounts over a period of several years. See "Overall Impact of Restatement" above for the amount of such restatements. The Company's prior methodology had no effect on stores closed as part of the Asset Disposition Initiative discussed in Note 3 of the Company's Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued



       The following is a summary of the significant effects of the restatement on the Company's financial statements for fiscal years 2000 and 1999:


                                                              As
                                                          Previously                             As
Dollars in thousands                                       Reported         Adjustments       Restated
                                                       ----------------  ---------------  ----------------
Fiscal 2000
-----------
Statement of Consolidated Operations
------------------------------------
Cost of merchandise sold                                   $ (7,594,450)        $ 13,360      $ (7,581,090)
Gross margin                                                  3,028,416           13,360         3,041,776
Store operating, general and administrative expense          (2,978,223)           2,477        (2,975,746)
Income from operations                                           50,193           15,837            66,030
Interest expense                                                (96,088)          (6,400)         (102,488)
(Loss) income before income taxes                               (39,673)           9,437           (30,236)
Benefit from (provision for) income taxes                        14,605           (3,869)           10,736
Net (loss) income                                               (25,068)           5,568           (19,500)
Net (loss) income - basic and diluted                      $     (0.65)         $   0.14      $      (0.51)

Consolidated Balance Sheets
---------------------------
Accounts receivable                                        $    183,382         $  2,397      $    185,779
Inventories                                                     783,758           (6,378)          777,380
Total current assets                                          1,201,854           (3,981)        1,197,873
Other assets                                                    217,936           13,335           231,271
Total assets                                                  3,309,803            9,354         3,319,157
Other accruals                                                  194,106           22,578           216,684
Total current liabilities                                     1,107,484           22,578         1,130,062
Other non-current liabilities                                   382,904           35,262           418,166
Total liabilities                                             2,512,506           57,840         2,570,346
Retained earnings                                               375,288          (48,486)          326,802
Total stockholders' equity                                      797,297          (48,486)          748,811
Total liabilities and stockholders' equity                    3,309,803            9,354         3,319,157

Fiscal 1999
-----------
Statement of Consolidated Operations
------------------------------------
Cost of merchandise sold                                   $ (7,243,718)        $  9,375      $ (7,234,343)
Gross margin                                                  2,907,616            9,375         2,916,991
Store operating, general and administrative expense          (2,802,786)          32,877        (2,769,909)
Income from operations                                          104,830           42,252           147,082
Interest expense                                                (84,045)          (6,400)          (90,445)
Income before income taxes                                       27,003           35,852            62,855
Provision for income taxes                                      (12,843)         (14,699)          (27,542)
Net income                                                       14,160           21,153            35,313
Net income - basic and diluted                             $       0.37         $   0.55      $       0.92

Retained Earnings - February 27, 1999                           413,034          (75,207)          337,827


       In addition to the above tables, see Note 18 - Summary of Quarterly Results for the effect of the restatement on the supplementary financial information for fiscal 2000 and 2001 quarters.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       As a result of its delayed filing of the Annual Report on Form 10-K as described in Note 2 of the Company's Consolidated Financial Statements, the Company was not in compliance with its reporting covenant and therefore became unable to draw upon the Secured Credit Agreement. On June 14, 2002 the Company received a waiver from its lenders allowing it to borrow up to $50 million under the Secured Credit Agreement through July 29, 2002. The initial filing of the Company's Annual Report on Form 10-K cured said covenant violation. The filing delay also caused a covenant violation under the indenture covering the Company's debt. Such violation was cured upon the initial filing.


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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


       As of February 23, 2002, the Company had net operating tax loss carryforwards of approximately $17 million from the Canadian operations and $203 million from the U.S. operations. On March 9, 2002, U.S. legislation was enacted that extended the 2 year carryback provisions to 5 years to offset prior taxable income. As a result of this legislation, the Company was able to carryback approximately $110 million of the U.S. net operating tax loss to prior years. Accordingly after the impact of the carryback, the Company has $93 million of net operating tax loss carryforwards from U.S. operations. The Canadian portion of the net operating loss carryforwards will expire between February 2003 and February 2009 and the U.S. portion will expire between February 2019 and February 2022. The Company has assessed its ability to utilize the net operating loss carryforwards and concluded that no valuation allowance currently is required since the Company believes that it is more likely than not that the net operating loss carryforwards will be utilized either by generating taxable income or through tax planning strategies. However, this cannot be assured. Accordingly, some portions of these net operating loss carryforwards may expire before they can be utilized by the Company to reduce its income tax obligations.


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

Note 18 - Summary of Quarterly Results  (Unaudited)

       The following table summarizes the Company's results of operations by quarter for fiscal 2001 and 2000. The first quarter of each fiscal year contains sixteen weeks, while the other quarters each contain twelve weeks.

                                                  As Restated (e)                         As Revised (e)
                                    --------------------------------------------  ----------------------------
                                        First          Second          Third         Fourth           Total
                                       Quarter         Quarter        Quarter        Quarter          Year
                                    -------------  -------------  --------------  -------------  -------------
                                                  (Dollars in thousands, except per share amounts)
2001
----
Sales                                  $3,388,294     $2,547,590      $2,525,388     $2,512,043    $10,973,315
Gross margin                              970,434        737,376         726,912        715,944      3,150,666
Depreciation and amortization              82,205         61,051          61,697         57,599        262,552
Income (loss) from operations (a)          29,625         16,276        (135,284)        65,859        (23,524)
Interest expense                          (30,505)       (20,969)        (20,495)       (19,753)       (91,722)
(Loss) income before income
     taxes and extraordinary item             962         (2,801)       (154,329)        47,894       (108,274)
Extraordinary loss on early
     extinguishment of debt, net of tax         -              -               -         (7,222)        (7,222)
Net (loss) income (b)                        (969)        (1,743)        (89,636)        20,442        (71,906)
Per share data:
(Loss) income before extraordinary
     item - basic (c)                       (0.03)         (0.05)          (2.34)          0.72          (1.69)
Extraordinary loss on early
     extinguishment of debt - basic             -              -               -          (0.19)         (0.19)
Net (loss) income - basic                   (0.03)         (0.05)          (2.34)          0.53          (1.88)
(Loss) income before extraordinary
     item - diluted (d)                     (0.03)         (0.05)          (2.34)          0.70          (1.69)
Extraordinary loss on early
     extinguishment of debt - diluted (d)       -              -               -          (0.18)         (0.19)
Net (loss) income - diluted (d)             (0.03)         (0.05)          (2.34)          0.52          (1.88)


       Such amounts are comprised of the following; item (b) is net of applicable income taxes:


(a)  Asset disposition initiative             $ -         $ (217)      $(164,658)      $(28,593)     $(193,468)
     Gain on proceeds from insurance
       company demutualization                  -              -               -         60,606         60,606
     All other earnings from operations    29,625         16,493          29,374         33,846        109,338
                                           ------         ------          ------         ------        -------
     Income (loss) from operations       $ 29,625       $ 16,276       $(135,284)      $ 65,859      $ (23,524)
                                         ========       ========       =========       ========      =========

(b)  Asset disposition initiative             $ -         $ (126)      $ (95,529)      $(16,613)     $(112,268)
     Gain on proceeds from insurance
       company demutualization                  -              -               -         35,151         35,151
     Extraordinary loss on early
       extinguishment of debt                   -              -               -         (7,222)        (7,222)
     All other (losses) earnings             (969)        (1,617)          5,893          9,126         12,433
                                             ----         ------           -----          -----         ------
     Net (loss) income                     $ (969)      $ (1,743)      $ (89,636)      $ 20,442      $ (71,906)
                                           ======       ========       =========       ========      =========


(c) The sum of quarterly basic income per share differs from full year amounts because the number of weighted average common shares outstanding has increased each quarter.

(d) The sum of quarterly diluted income per share differs from the full year amounts because securities that are dilutive in the fourth quarter are antidilutive on a full-year basis.

(e) See Note 2 - Restatement of Previously Issued Financial Statements and the tables below.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


                                               As previously reported              As previously announced (c)
                                    --------------------------------------------  ----------------------------
                                        First          Second          Third         Fourth           Total
                                       Quarter         Quarter        Quarter        Quarter          Year
                                    -------------  -------------  --------------  -------------  -------------
                                                 (Dollars in thousands, except per share amounts)
2001
----
Sales                                  $3,388,294     $2,547,590      $2,525,388     $2,512,043    $10,973,315
Gross margin                              961,022        738,497         725,437        717,948      3,142,904
Depreciation and amortization              82,205         61,051          61,697         57,599        262,552
Income (loss) from operations (a)          17,542         12,625        (141,284)        62,831        (48,286)
Interest expense                          (29,060)       (19,884)        (19,410)       (18,668)       (87,022)
(Loss) income before income
     taxes and extraordinary item          (9,676)        (5,367)       (159,244)        45,951       (128,336)
Extraordinary loss on early
     extinguishment of debt, net of tax         -              -               -         (7,222)        (7,222)
Net (loss) income (b)                      (7,139)        (3,231)        (92,487)        19,315        (83,542)
Per share data:
(Loss) income before extraordinary
     Item - basic                           (0.19)         (0.08)          (2.41)          0.69          (1.99)
Extraordinary loss on early
     extinguishment of debt - basic             -              -               -          (0.19)         (0.19)
Net (loss) income - basic                   (0.19)         (0.08)          (2.41)          0.50          (2.18)
(Loss) income before extraordinary
     item - diluted                         (0.19)         (0.08)          (2.41)          0.67          (1.99)
Extraordinary loss on early
     extinguishment of debt - diluted           -              -               -          (0.18)         (0.19)
Net (loss) income - diluted                 (0.19)         (0.08)          (2.41)          0.49          (2.18)


The following information was not subject to restatement.
---------------------------------------------------------

Market price:
     High                                   14.00          20.30           23.95          27.20
     Low                                     8.13          12.51           13.18          20.66
Number of stores at end of period             747            743             740            702
Number of franchised stores
served at end of period                        67             67              67             67

       Such amounts are comprised of the following; item (b) is net of applicable income taxes:

(a)  Asset disposition initiative        $       -      $      (217)   $(164,658)       $ (28,593)      (193,468)
     Gain on proceeds from insurance
       company demutualization                   -              -              -           60,606         60,606
     All other earnings from operations     17,542           12,842       23,374           30,818         84,576
                                         ---------      -----------    ---------        ---------      ---------
     (Loss) income from operations       $  17,542      $    12,625    $(141,284)       $  62,831      $ (48,286)
                                         =========      ===========    =========        =========      =========

(b)  Asset disposition initiative        $       -      $      (126)   $ (95,529)       $ (16,613)     $(112,268)
     Gain on proceeds from insurance
       company demutualization                   -              -              -           35,151         35,151
     Extraordinary loss on early
       extinguishment of debt                    -              -              -           (7,222)        (7,222)
     All other (losses) earnings            (7,139)          (3,105)       3,042            7,999            797
                                         ---------      -----------    ---------        ---------      ---------
     Net (loss) income                   $  (7,139)     $    (3,231)   $ (92,487)       $  19,315      $ (83,542)
                                         =========      ===========    =========        =========      =========

(c) 2001 fourth quarter and full year results were announced in an earnings release on April 4, 2002. First, second and third quarters were included in the Company's Form 10-Q for each period filed with the Securities and Exchange Commission.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


                                                             (As Restated - See Note 2)
                                    --------------------------------------------------------------------------
                                        First          Second          Third         Fourth           Total
                                       Quarter         Quarter        Quarter        Quarter          Year
                                    -------------  -------------  --------------  -------------  -------------
                                                 (Dollars in thousands, except per share amounts)
2000 (unaudited)
----------------
Sales                                  $3,199,820     $2,439,534      $2,428,790     $2,554,722    $10,622,866
Gross margin                              922,826        706,208         689,209        723,533      3,041,776
Depreciation and amortization              76,648         58,803          59,596         60,724        255,771
Income (loss) from operations              39,648         13,769          (3,201)        15,814         66,030
Interest expense                          (30,905)       (23,609)        (24,717)       (23,257)      (102,488)
Net income (loss)                           5,505         (5,443)        (15,984)        (3,578)       (19,500)
Per share data:
Net income (loss) - basic
     and diluted                            0.14           (0.14)         (0.42)          (0.09)         (0.51)

                                                              As previously reported
                                    --------------------------------------------------------------------------
                                        First          Second          Third         Fourth           Total
                                       Quarter         Quarter        Quarter        Quarter          Year
                                    -------------  -------------  --------------  -------------  -------------
                                                 (Dollars in thousands, except per share amounts)
2000 (unaudited)
----------------
Sales                                  $3,199,820     $2,439,534      $2,428,790     $2,554,722    $10,622,866
Gross margin                              919,345        704,253         688,560        716,258      3,028,416
Depreciation and amortization              76,648         58,803          59,596         60,724        255,771
Income (loss) from operations              37,813         12,409          (2,184)         2,155         50,193
Interest expense                          (28,936)       (22,132)        (23,240)       (21,780)       (96,088)
Net income (loss)                           5,584         (5,374)        (14,513)       (10,765)       (25,068)
Per share data:
Net income (loss) - basic
     and diluted                            0.15           (0.14)         (0.38)          (0.28)         (0.65)

The following information was not subject to restatement.
---------------------------------------------------------

Cash dividends                              0.10            0.10           0.10            -              0.30
Market price:
     High                                  24.06           17.88          11.50           11.85
     Low                                   17.41           12.06           9.13            6.25
Number of stores at end
     of period                                749            750             751            752
Number of franchised stores
     served at end of period                   63             67              68             68

       The effects of the restatement items on the quarterly income during fiscal 2001 and 2000 is detailed below.

Before Tax (a)
----------

                                        First          Second          Third         Fourth           Total
2001 (unaudited)                       Quarter         Quarter        Quarter        Quarter          Year
----------------                    -------------  -------------  --------------  -------------  -------------
Vendor allowances
    Irregularities                      1,124          (5,436)        (2,559)         (1,597)       (8,468)
    Non-GAAP policy                     8,524           4,612          4,109            (277)       16,968
Perishable inventory irregularity        (236)           (297)           (75)           (130)         (738)
Self-insurance reserves                 1,831           3,923          3,523           2,023        11,300
Closed store subleases                   (606)           (236)           (83)          1,925         1,000
                                       ------           -----          -----           -----        ------
Effect on pretax earnings              10,637           2,566          4,915           1,944        20,062
                                       ======           =====          =====           =====        ======

                                        First          Second          Third         Fourth           Total
2000 (unaudited)                       Quarter         Quarter        Quarter        Quarter          Year
----------------                    -------------  -------------  --------------  -------------  -------------
Vendor allowances
    Irregularities                     (4,392)            379           (583)          1,057        (3,539)
    Non-GAAP policy                     7,891           1,815          1,244           6,335        17,285
Perishable inventory irregularity         (18)           (239)           (12)           (117)         (386)
Self-insurance reserves                (3,354)         (2,515)        (2,515)          7,085        (1,300)
Closed store subleases                   (261)            443           (628)         (2,177)       (2,623)
                                       ------          ------         ------          ------        ------
Effect on pretax earnings                (134)           (117)        (2,494)         12,183         9,437
                                       ======          ======         ======          ======        ======

Effect on Net Income
--------------------
                                        First          Second          Third         Fourth           Total
2001 (unaudited)                       Quarter         Quarter        Quarter        Quarter          Year
----------------                    -------------  -------------  --------------  -------------  -------------
Vendor allowances
    Irregularities                        652          (3,153)        (1,484)           (927)       (4,912)
    Non-GAAP policy                     4,944           2,675          2,383            (160)        9,842
Perishable inventory irregularity        (137)           (172)           (44)            (75)         (428)
Self-insurance reserves                 1,063           2,275          2,043           1,173         6,554
Closed store subleases                   (353)           (137)           (47)          1,117           580
                                        -----           -----         ------          ------        ------
Effect on net income (loss)             6,169           1,488          2,851           1,128        11,636
                                        =====           =====         ======          ======        ======


                                        First          Second          Third         Fourth           Total
2000 (unaudited)                       Quarter         Quarter        Quarter        Quarter          Year
----------------                    -------------  -------------  --------------  -------------  -------------
Vendor allowances
    Irregularities                     (2,591)            224           (344)            623        (2,088)
    Non-GAAP policy                     4,656           1,071            734           3,738        10,198
Perishable inventory irregularity         (11)           (141)            (7)            (69)         (228)
Self-insurance reserves                (1,979)         (1,484)        (1,484)          4,180          (767)
Closed store subleases                   (154)            261           (371)         (1,284)       (1,548)
                                       ------          ------         ------          ------        ------
Effect on net income (loss)               (79)            (69)        (1,472)          7,188         5,568
                                       ======          ======         ======          ======        ======

(a) Changes to vendor allowances and perishable inventory irregularities impact the cost of merchandise sold line on the Statements of Consolidated Operations. Changes to closed store subleases impact the selling, general and administrative expense line on the Statements of Consolidated Operations. Changes to self-insurance reserves impact both the selling, general and administrative expense and interest expense lines on the Statements of Consolidated Operations as follows:

      Selling general and
       administrative expense
           Fiscal 2001                      3,277          5,008          4,608             3,108          16,000
           Fiscal 2000                     (1,385)        (1,038)        (1,038)            8,562           5,100

      Interest expense
           Fiscal 2001                     (1,446)        (1,085)        (1,085)           (1,085)         (4,700)
           Fiscal 2000                     (1,969)        (1,477)        (1,477)           (1,477)         (6,400)

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

       As discussed in Note 2, the accompanying financial statements for the years ended February 24, 2001 and February 26, 2000 have been restated and Note 2 has been subsequently revised to expand the related disclosures. As discussed in Notes 1, 9 and 13, such notes to the financial statements have been revised to provide additional disclosures of certain accounting policies and to correct a classification error between its United States Retail operations and its Canada Retail operations.

Deloitte & Touche LLP
Parsippany, New Jersey
August 19, 2002

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
                                          =========         =========        =========         =========        =========


(c)  Fiscal 1997 and fiscal 1998 include adjustments consisting of a $2,900 charge and a $14,900 credit to self-insurance expense and credits of $9,897 and $154 to closed store subleases, respectively. However, the Company is unable to determine the adjustments to the vendor allowance amounts for fiscal 1997 and 1998 since sufficient documentation related to this item is not available. While the adjustments required for fiscal 1997 and 1998 related to vendor allowances cannot be determined with accuracy, Management does not believe that the financial data presented herein are no longer indicative of the results for these periods.


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





(C) 2002 The Great Atlantic & Pacific Tea Co., Inc.
All rights reserved.

                   Certification Accompanying Periodic Report
            Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
                              (18 U.S.C. ss. 1350)




The undersigned, Christian W.E. Haub, Chairman of the Board and Chief Executive Officer of The Great Atlantic and Pacific Tea Company, Inc. ("Company"), and Mitchell P. Goldstein, Senior Vice President and Chief Financial Officer of the Company, each hereby certifies that (1) the Annual Report of the Company on Form 10-K for the period ended February 23, 2002 as amended by Amendments Nos. 1 and 2 thereto (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and the results of operations of the Company.



                                            /s/ Christian W.E. Haub
                                            -----------------------------------
Dated:  August 22, 2002                     Christian W.E. Haub
                                             Chairman of the Board,
                                             Chief Executive Officer



                                            /s/  Mitchell P. Goldstein
                                            -----------------------------------
Dated:  August 22, 2002                     Mitchell P. Goldstein
                                             Senior Vice President,
                                             Chief Financial Officer