Form 10-K, Exhibit 13
period 2003-02-22
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2003-05-09
CIK 43300

The Great Atlantic & Pacific Tea Company, Inc.

                                   Fiscal 2002
                          Annual Report to Stockholders




















Table of Contents
-----------------

CEO Letter to Stockholders.............................................   3
Management's Discussion and Analysis...................................   6
Consolidated Statements of Operations..................................  24
Consolidated Statements of Stockholders' Equity
       And Comprehensive (Loss) Income.................................  25
Consolidated Balance Sheets............................................  26
Consolidated Statements of Cash Flows..................................  27
Notes to Consolidated Financial Statements.............................  28
Management's Report on Consolidated Financial Statements...............  64
Report of Independent Accountants .....................................  65
Independent Auditors' Report ..........................................  66
Five Year Summary of Selected Financial Data...........................  67
Executive Officers.....................................................  69
Board of Directors.....................................................  69
Stockholder Information................................................  70























Company Profile
---------------
The Great Atlantic & Pacific Tea Company, Inc. ("We," "Our," "Us" or "our Company"), based in Montvale, New Jersey, operates combination food and drug stores, conventional supermarkets and limited assortment food stores in 14 U.S. states, the District of Columbia and Ontario, Canada, under the A&P(R), Waldbaum's(TM), Super Foodmart, The Food Emporium(TM), Super Fresh(R), Farmer Jack(R), Kohl's, Sav-A-Center(R), Dominion(R), Ultra Food & Drug, Food Basics(TM) and The Barn Markets trade names. Through our Compass Foods Division, we also manufacture and distribute a line of whole bean coffees under the Eight O'Clock(R), Bokar(R) and Royale(R) labels, both for sale through our own stores as well as other retail channels.





CEO Letter to Stockholders
--------------------------

To Our Stockholders,

         Fiscal 2002 was a challenging year for A&P, the supermarket industry, and most retail sectors. Our performance reflected the general business environment in the United States, as well as internal issues that impacted our results. A positive result was the excellent performance of our Canadian operation, which again achieved strong sales and earnings growth.

         The impact and effects of September 11, 2001 continued to weigh on the Nation's mood and outlook throughout fiscal 2002. Homeland security issues, the military involvement in Afghanistan, and apprehension about the eventual war in Iraq fostered ongoing concern that stifled business performance, personal investments, employment growth and overall consumer spending throughout our domestic markets.

         Across our industry, shoppers emphasized economy. They bought less overall, traded down to lower-priced alternatives, and for the first time in many years, spent additional time to save money. This included shopping sale items across competing supermarkets, as well as discounters, drugstores, warehouse clubs and other non-traditional food retailers using consumables to drive traffic in their stores.

         Those conditions induced most U.S. food retailers, including our own retail banners, to invest significant gross margin dollars in more aggressive promotion and pricing to maintain market share. Although we were successful in protecting our market share, the cost of doing so was high, making our Company unprofitable overall.

         By the latter part of the year, it became clear that significant changes were required to halt the decline of our U.S. business, maintain our momentum in Canada, and ensure our long term financial health. This resulted in the following actions:

o We created two strategic and structurally independent business units, A&P U.S. and A&P Canada, each with its own chief executive reporting directly to me. Brian Piwek, a veteran supermarket industry executive who had directed the turnaround and development of A&P Canada over the past five years, was named chief executive of A&P U.S. Eric Claus, likewise an experienced and successful supermarket industry executive in Canada, was recruited to succeed Mr. Piwek there.

o Key functions directly supporting retail store operations were moved out of our Corporate organization and redeployed within the new business units.

o We reduced administrative overheads by eliminating redundancy, removing operating layers and consolidating field management in the U.S. business, and eliminating non-essential Corporate functions without impacting our ability to govern a public company.

o We implemented a general administrative salary and hiring freeze in our Corporate office and U.S. business unit, which remains in force.

o We decided to divest non-strategic assets in order to lower debt, reduce ongoing expenses and devote Company resources to those businesses with the best potential for profitable growth in our system. We have completed the sale of our A&P stores in northern New England and our Kohl's stores in Madison, Wisconsin. We are pursuing the sale of the Kohl's stores in Milwaukee and our Eight O'Clock Coffee business. Our target is to realize about $300 million in proceeds when these divestitures are completed.

         These decisive actions will improve our financial position, the quality and experience of our operating leadership, and our ability to compete in a more cost-driven environment. In addition, we anticipate benefits from key infrastructure and operating improvements that progressed in fiscal 2002.

         Our supply chain and business process initiative was completed last year within budget and ahead of schedule. We now have in place the critical information platform that will enable us to manage our entire grocery supply chain with advanced supply and logistics, category management, merchandising and store operations tools and systems. We are now positioned to leverage our scale, lower operating costs and enhance store product assortments throughout our U.S. and Canadian operations.

         An early benefit of this initiative was our ability to reduce warehouse and store inventory by approximately $100 million in the two years since we implemented the supply and logistics component of the total infrastructure. We anticipate additional improvement as we move forward with the integration of online ordering capability in all of our stores, a more recently deployed element of the completed supply chain initiative.

         We are also pleased with the progress of our strategic sourcing initiative. This purchasing approach has helped us to leverage our Company's scale to produce multi-million dollar savings through the chain-wide procurement of supplies, equipment and services needed to operate our business. We are expanding the scope of this initiative, and in addition, integrating it with our category management efforts to lower the cost of consumer merchandise as well.

         I am very pleased with the continued excellent performance of A&P Canada, which achieved record sales and earnings in fiscal 2002. Although the more favorable Canadian economy has been a factor in our success, A&P Canada was well positioned to capitalize by virtue of its leadership, marketing strategies and operating execution.

         Our Canadian Company's mainstream A&P, Dominion and The Barn banners are establishing a growing reputation for superior fresh foods and customer service. We also benefited from the ongoing growth of our low cost, low priced, limited assortment Food Basics concept. We have earmarked significant capital for our Canadian operations in fiscal 2003, to accelerate our progress in Canada.

         Anticipating no improvement in the economic, consumer or competitive environment in the U.S., we remain conservative in our overall outlook for sales and earnings improvement in fiscal 2003. We have prepared for the continuing challenge by taking steps to lower debt and expenses, securing necessary financing, and installing experienced retail management in both the U.S. and Canadian business units.

         Our management changes and other decisive actions have begun stabilizing our U.S. business while driving continued success in Canada, and will position our Company as a whole to capitalize when conditions improve and opportunities materialize. Our long term goal remains the growth of our entire North American business through two equally successful business units, A&P U.S. and A&P Canada. I am confident that in time, this goal will be achieved.

         I want to extend my personal thanks to all of our associates, customers, suppliers and investors for their continued support in fiscal 2002.





Christian Haub
Chairman of the Board,
President and Chief Executive Officer

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Management's Discussion and Analysis


INTRODUCTION
------------
     This Management's Discussion and Analysis describes matters considered by Management to be significant to understanding the financial position, results of operations and liquidity of our Company, including a discussion of the results of operations as well as liquidity and capital resources. These items are presented as follows:

o        Basis of Presentation - a discussion of our Company's fiscal year-end

o Operating Results and Liquidity and Capital Resources - a discussion of results for fiscal 2002 and 2001, significant business initiatives, current and expected future liquidity and the impact of various market risks on our Company

o Market Risk - a discussion of the impact of market changes on our consolidated financial statements

o Critical Accounting Estimates - a discussion of significant estimates made by Management

o Impact of New Accounting Pronouncements - a discussion of authoritative pronouncements that have been or will be adopted by our Company


BASIS OF PRESENTATION
---------------------
     Our fiscal year ends on the last Saturday in February. Fiscal 2002 ended February 22, 2003, fiscal 2001 ended February 23, 2002 and fiscal 2000 ended February 24, 2001. Fiscal 2002, fiscal 2001 and fiscal 2000 were each comprised of 52 weeks. Except where noted, all net income (loss) per share data presented is both basic and diluted.


OPERATING RESULTS AND LIQUIDITY AND CAPITAL RESOURCES
-----------------------------------------------------

Fiscal 2002 Compared with 2001
------------------------------

OVERALL
-------
     Sales for fiscal 2002 were $10.79 billion, compared with $10.97 billion for fiscal 2001; comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores, increased 0.4%. Net loss per share for fiscal 2002 was $5.03 compared to a net loss per share of $1.88 for fiscal 2001. Included in our results for fiscal 2002 was a $134 million provision for income taxes related to our U.S. net deferred tax asset valuation allowance ($3.48 per share; see Note 9 of our Consolidated Financial Statements), an extraordinary gain of $12.2 million or $0.31 per share for the cost of repurchasing $50.7 million of our 7.75% Notes due April 15, 2007 and $44.5 million of our 9.125% Notes due December 15, 2011, a $6.4 million gain ($9.6 million after tax or $0.25 per share) relating to our asset disposition initiative (see Note 2 of our Consolidated Financial Statements), and a nonrecurring pretax gain of $1.7 million ($1.0 million after tax or $0.03 per share) from proceeds received as a result of the sale of securities received as part of the demutualization of The Prudential Insurance Company (see Note 15 of our Consolidated Financial Statements).


SALES
-----
     Sales for fiscal 2002 of $10.79 billion decreased $179 million or 1.6% from sales of $10.97 billion for fiscal 2001. The lower sales were due to a decrease in retail sales of $215 million partially offset by an increase in wholesale sales of $36 million. The decrease in retail sales was attributable to the closure of 114 stores since the beginning of fiscal 2001, of which 42 were closed in fiscal 2002, which decreased sales by $436 million. Included in the 114 stores closed since the beginning of fiscal 2001 were 37 stores closed as part of the asset disposition initiative. This decrease was partially offset by the opening of 52 new stores since the beginning of fiscal 2001, of which 31 were opened in fiscal 2002, increasing sales by $163 million. This was additionally offset by increased comparable store sales for fiscal 2002 of 0.4% (down 1.0% in the U.S. and up 6.6% in Canada) when compared to fiscal 2001 and the favorable effect of the Canadian exchange rate, which increased sales by $2 million. The increase in wholesale sales was attributable to higher sales volume of $35 million and the favorable effect of the Canadian exchange rate of $1 million.

     Sales in the U.S. for fiscal 2002 decreased by $366 million or 4.3% compared to fiscal 2001. Sales in Canada for fiscal 2002 increased by $187 million or 7.5% from fiscal 2001.

     Average weekly sales per supermarket were approximately $284,500 for fiscal 2002 versus $275,100 for the corresponding period of the prior year, an increase of 3.4%. This increase was primarily due to:

o    Closure of smaller stores with lower average weekly sales;
o    Closure of underperforming stores; and
o    Opening and remodeling of larger stores.


GROSS MARGIN
------------
     Gross margin as a percentage of sales decreased 40 basis points to 28.31% for fiscal 2002 from 28.71% for fiscal 2001. The gross margin dollar decrease of $95 million resulted from decreases in sales volume and the gross margin rate partially offset by the favorable Canadian exchange rate. The U.S. operations gross margin decrease of $121 million resulted from decreases of $112 million due to lower sales volume and $9 million due to a lower gross margin rate. The Canadian operations gross margin increase of $26 million resulted from increases of $41 million due to higher sales volume and $1 million from fluctuations in the Canadian exchange rate partially offset by a decrease of $16 million due to a lower gross margin rate.

     This 40 basis point decrease was caused primarily by the following:

o More aggressive promotional activity during the current period in order to drive sales volume and protect market share; and

o Increased inventory shrink losses during the current year period compared to the prior year period.

     Included in gross margin for fiscal 2002 and 2001 were costs related to our asset disposition initiative of $1.2 million and $3.9 million, respectively, which were incurred to mark down inventory in stores announced for closure.

     Gross margin for fiscal 2001 also included costs of $6.3 million incurred as part of our business process initiative. These costs were incurred to mark down inventory to be discontinued as a result of detailed category management studies.

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------
     Store operating, general and administrative expense ("SG&A") was $3.05 billion for fiscal 2002 compared to $3.23 billion for fiscal 2001. As a percentage of sales, SG&A was 28.24% for fiscal 2002 compared to 29.48% for fiscal 2001. Included in SG&A for fiscal 2002 and 2001 were net gains of $7.7 million and net costs of $189.6 million, respectively, relating to our asset disposition initiative as described in Note 2 of our Consolidated Financial Statements. Also included in SG&A for fiscal 2002 was a gain of $1.7 million related to the sale of securities received as part of the demutualization of The Prudential Insurance Company as described in Note 15 of our Consolidated Financial Statements. Excluding these items, SG&A as a percentage of sales for fiscal 2002 would have increased 9 basis points compared to decreasing SG&A as a percentage of sales by 173 basis points for fiscal 2001.

     The major items impacting this increase include:

o    Higher severance costs in the U.S.;
o    Increased labor costs as a percentage of sales in the U.S.;
o Higher consulting costs due to a non-merchandise product and service sourcing initiative; and
o Higher closed store expenses for stores closed during the normal course of business.

Partially offset by the following:

o    Lower costs related to our business process initiative;
o    Higher gains on the sale of property and equipment during fiscal 2002;
o    Lower management incentive bonus expenses; and
o A $7 million reduction of accruals for occupancy costs primarily related to a change in estimate.

     Included in SG&A for fiscal 2002 and 2001 were $60.5 million and $91.6 million, respectively, relating to our business process initiative. Such costs primarily included professional consulting fees and salaries, including related benefits, of employees working full-time on the initiative.

     Also included in SG&A for fiscal 2002 were $18.9 million in impairment losses related to stores that were or will be closed in the normal course of business. In fiscal 2001, there was $96.4 million in impairment losses, of which $80.9 million relates to the asset disposition initiative as discussed in Note 2 of our Consolidated Financial Statements.


INTEREST EXPENSE
----------------
     Interest expense of $85 million for fiscal 2002 decreased from the prior year amount of $92 million due primarily to the following:

o Lower interest expense on our Secured Credit Agreement during fiscal 2002 compared to fiscal 2001 due to decreased rates and borrowings; and

o The impact of interest rate swaps which commenced in the fourth quarter of fiscal 2001.

Partially offset by the following:

o Higher interest expense on the $275 million 9.125% Senior Notes due December 15, 2011 which were issued to refinance $178 million of the $200 million 7.70% Senior Notes due January 15, 2004.

       The decreased borrowing requirement on our Secured Credit Agreement was primarily caused by the following:

o      Cash generated from operating activities;

o Proceeds received from the refinancing of $178 million of the $200 million 7.70% Senior Notes due January 15, 2004 with the issuance of $275 million 9.125% Senior Notes due December 15, 2011; and

o Proceeds received as a result of the demutualization of The Prudential Insurance Company as described in Note 15 of our Consolidated Financial Statements.


INCOME TAXES
------------
     The provision for income taxes for fiscal 2002 was $136.2 million compared to a benefit from income taxes of $43.6 million in fiscal 2001. The change in the provision for income taxes relates to the absence of the tax benefits of U.S. losses that would have been recorded had a valuation allowance of $133.7 million not been recorded and offset against our net U.S. deferred tax asset during the second quarter of fiscal 2002. During the remainder of fiscal 2002, the valuation allowance was increased by $32.9 million. Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" requires that a valuation allowance be created and offset against the net deferred tax asset if, based on existing facts and circumstances, it is more likely than not that some portion or all of the net deferred tax asset will not be realized (see Note 9 of our Consolidated Financial Statements).


Fiscal 2001 Compared with 2000
------------------------------

OVERALL
-------
     Sales for fiscal 2001 were $10.97 billion, compared with $10.62 billion in fiscal 2000; comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores, increased 2.6%. Net loss per share for fiscal 2001 was $1.88 compared to a net loss of $0.51 for fiscal 2000. Included in our results for fiscal 2001 was an extraordinary after tax loss of $7 million or $0.19 per share for the cost of repurchasing $178 million of our 7.70% Senior Notes due January 15, 2004 and $20 million of our 7.75% Notes due April 15, 2007, a $193 million charge ($112 million after tax or $2.88 per share - diluted) relating to our asset disposition initiative (see
Note 2 of our Consolidated Financial Statements), and a nonrecurring pretax gain of $61 million ($35 million after tax or $0.90 per share - diluted) from proceeds received as a result of the demutualization of The Prudential Insurance Company.

SALES
-----
     Sales for fiscal 2001 of $10.97 billion increased $350 million or 3.3% from sales of $10.62 billion for fiscal 2000. The higher sales were due to increases in retail sales of $304 million and wholesale sales of $46 million. The increase in retail sales was attributable to the opening of 68 new stores since the beginning of fiscal 2000, of which 21 were opened in fiscal 2001, increasing sales by $535 million. This increase was partially offset by the closure of 121 stores since the beginning of fiscal 2000, of which 72 were closed in fiscal 2001, which decreased sales by $437 million. Included in the 72 stores closed in fiscal 2001 were 31 stores closed as part of the asset disposition initiative. Additionally, the unfavorable effect of the Canadian exchange rate decreased sales by $81 million. The remainder of the increase in sales was caused primarily by increased comparable store sales, for fiscal 2001 of 2.6% (1.5% in the U.S. and 7.8% in Canada) when compared to fiscal 2000. The increase in wholesale sales was attributable to higher sales volume of $76 million partially offset by the unfavorable effect of the Canadian exchange rate, which decreased sales by $30 million.

     Sales in the U.S. increased by $243 million or 2.9% compared to fiscal 2000. Sales in Canada increased by $107 million or 4.5% from fiscal 2000.

     Average weekly sales per supermarket were approximately $275,100 for fiscal 2001 versus $263,000 for the corresponding period of the prior year, an increase of 4.6%.


GROSS MARGIN
------------
     Gross margin as a percentage of sales increased 8 basis points to 28.71% for fiscal 2001 from 28.63% for fiscal 2000. The gross margin dollar increase of $109 million resulted from increases in sales volume and the gross margin rate partially offset by a decrease in the Canadian exchange rate. The U.S. operations gross margin increase of $80 million resulted from increases of $74 million due to higher sales volume and $6 million due to a higher gross margin rate. The Canadian operations gross margin increase of $28 million resulted from increases of $48 million due to higher sales volume and $5 million due to higher gross margin rate partially offset by a decrease of $25 million from fluctuations in the Canadian exchange rate.

     Included in gross margin for fiscal 2001 were costs related to our asset disposition initiative of $3.9 million which were incurred to mark down inventory in stores announced for closure.


STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------
     SG&A was $3.23 billion for fiscal 2001 compared to $2.98 billion for fiscal 2000. As a percentage of sales, SG&A was 29.48% for fiscal 2001 compared to 28.01% for fiscal 2000.

     Included in SG&A for fiscal 2001 were costs relating to our asset disposition initiative of $189.6 million as described in Note 2 of our Consolidated Financial Statements. Excluding this charge, SG&A as a percentage of sales would have decreased 173 basis points for fiscal 2001. Also included in SG&A for fiscal 2001 and fiscal 2000 were costs relating to our business process initiative of $91.6 million and $68.4 million, respectively. These costs primarily included professional consulting fees and salaries, including related benefits, of employees working full-time on the initiative. Excluding these charges, SG&A would have been 256 basis points lower for fiscal 2001 compared to 64 basis points lower for fiscal 2000. In addition, excluding these charges, the decrease in SG&A as a percentage of sales from fiscal 2000 to fiscal 2001 of 45 basis points was primarily due to lower store advertising costs, lower store opening and closing costs and lower litigation expense.

GAIN ON PROCEEDS FROM THE DEMUTUALIZATION OF A MUTUAL INSURANCE COMPANY
-----------------------------------------------------------------------
     During fiscal 2001, we received cash and common stock totaling $61 million from the demutualization of The Prudential Insurance Company. This amount was recorded as a nonrecurring gain and included in the determination of pretax income for fiscal 2001.


INTEREST EXPENSE
----------------
     Interest expense of $92 million for fiscal 2001 decreased from the prior year amount of $102 million. This was due to decreased borrowing requirements during fiscal 2001 compared to fiscal 2000 as a result of lower capital expenditures, a reduction in working capital and the proceeds received on the sale leaseback transactions described in Note 14 of our Consolidated Financial Statements. The reduction was also partially due to a decrease in interest rates.


ASSET DISPOSITION INITIATIVE
----------------------------
       In May 1998, we initiated an assessment of our business operations in order to identify the factors that were impacting our performance. As a result of this assessment, in fiscal 1998 and 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores including the exit of the Richmond, Virginia and Atlanta, Georgia markets.

       As of February 23, 2002, we closed all stores and facilities related to this phase of the initiative. We paid $29 million of the total net severance charges from the time of the original charges through February 22, 2003, which resulted from the termination of approximately 3,400 employees. The remaining severance liability primarily relates to future obligations for early withdrawals from multi-employer union pension plans.

       The following table summarizes the activity related to the aforementioned charges over the last three fiscal years:



                                                                    Severance
                                                                       and
                                                  Occupancy         Benefits            Total
                                                -----------         ---------           -----

Balance at
      Feb. 24, 2001                             $   82,861          $  2,721          $ 85,582
Addition                                             3,818 (1)             -             3,818
Utilization                                        (23,302)(2)          (544)          (23,846)
                                                ----------          --------          --------
Balance at
      Feb. 23, 2002                                 63,377             2,177            65,554
Addition                                             3,159 (1)             -             3,159
Utilization                                        (13,616)(2)          (370)          (13,986)
Adjustment (3)                                      (3,645)              639            (3,006)
                                                ----------        ----------         ----------
     Balance at
      Feb. 22, 2003                             $   49,275        $    2,446         $  51,721
                                                ==========        ==========         =========

(1) The additions to occupancy of $3.8 million and $3.2 million during fiscal 2001 and 2002 represent the present value of accrued interest related to lease obligations.

(2) Occupancy utilization of $23.3 million and $13.6 million during fiscal 2001 and 2002 represent lease and other occupancy payments made during those periods.

(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. We have continued to make favorable progress in marketing and subleasing the closed stores. As a result, during fiscal 2002, we recorded a reduction of $3.6 million in SG&A expense related to this phase of the initiative. Further, we increased our reserve for future minimum pension liabilities by $0.6 million to better reflect expected future payouts under certain collective bargaining agreements.



     At February 22, 2003, approximately $8.6 million of the reserve was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" in our Consolidated Balance Sheets.

       Included in our Consolidated Statements of Operations are the operating results of the 166 underperforming stores that we have exited. The operating results of these stores are as follows:



                                                           Fiscal 2002       Fiscal 2001           Fiscal 2000
                                                          -------------     -------------         -------------


                  Sales                                       $      -          $   197             $      678
                                                              ========          =======             ==========

                  Operating loss                              $      -          $  (108)            $     (139)
                                                              ========          =======             ==========


       During the third quarter of fiscal 2001, our Board of Directors approved a plan resulting from our review of the performance and potential of each of our businesses and individual stores. At the conclusion of this review, we determined that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses should be closed and/or sold and certain administrative streamlining should take place. As a result of these decisions, we announced on November 14, 2001 that we would incur costs of approximately $200 - $215 million pretax through fiscal 2002. The following table details the amounts charged to our Consolidated Statements of Operations since the announcement of this phase of the initiative:



                                                                           Fiscal 2002               Fiscal 2001
                                                                       ----------------------    ------------------

     Cost of merchandise sold                                            $       (1,263) (a)        $    (3,888) (a)
     Store operating, general and
         administrative expense                                                   4,651  (b)           (189,580) (c)
                                                                         --------------             -----------
     Pretax credit (charge)                                              $        3,388             $  (193,468)
                                                                         ==============             ===========




(a) The amounts included in "Cost of merchandise sold" in our Consolidated Statements of Operations were comprised solely of inventory markdowns that were expensed as incurred.

(b) The pretax credit of $4.7 million included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2002 consisted of $10.7 million of net adjustments primarily related to reversals of previously accrued amounts for vacancy related costs and the recognition of a gain on the disposal of fixed assets in the amount of $1.7 million partially offset by $4.1 million related to closing costs that were expensed as incurred and $3.6 million related to severance.

(c) Of the pretax charges of $189.6 million net included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2001, $80.8 million related to future vacancy costs, $24.3 million related to net severance charges, $81.5 million related to fixed asset and goodwill write-downs and $3.0 million related to closing costs that were expensed as incurred.

     To the extent fixed assets included in the items noted above could be used in other continuing operations, we have or will transfer those assets as needed. Fixed assets that we cannot transfer to other operations will be scrapped. Accordingly, the write-down recorded during fiscal 2001 was based on expected transfers.

       Included in the $3.4 million net credit and $193.5 million net charge recorded during fiscal 2002 and 2001, respectively, were other charges related to the plan that were not accounted for in the reserve recorded on our Consolidated Balance Sheets because they were expensed as incurred. Such costs have been expensed as incurred while the asset disposition was being executed. During fiscal 2002 and 2001, these costs amounted to $5.3 million and $8.7 million, respectively, which were primarily related to non-accruable closing costs and inventory markdowns. Also included in the $193.5 million net charge recorded during fiscal 2001 was a reversal of previously accrued severance and benefits of $0.6 million related to a reduction in the severance payments required to be made to certain store employees in Canada in accordance with Ontario provincial law. During fiscal 2002, we recorded net adjustments of $10.7 million primarily related to reversals of previously accrued vacancy related costs. Refer to note (3) in the table below. These costs for both years are excluded from the table below, which represents only the reserve recorded on our Consolidated Balance Sheets as well as the goodwill/fixed asset writedowns.

       The following table summarizes the activity related to the aforementioned reserve recorded on our Consolidated Balance Sheets since the announcement of the charge in November 2001:


                                                 Severance
                                                    and          Goodwill/
                                 Occupancy        Benefits     Fixed Assets      Total
                                 ---------       ---------     ------------  ------------


     Original Charge             $  80,456       $  23,435      $  81,519    $   185,410
     Addition (1)                    1,673               -              -          1,673
     Utilization (2)                (1,806)         (2,891)       (81,519)       (86,216)
     Adjustment (3)                      -            (584)             -           (584)
                                 ---------       ---------      ---------    -----------
     Balance at
       February 23, 2002            80,323          19,960              -        100,283
     Addition (1)                    4,090           3,544              -          7,634
     Utilization (2)               (20,387)        (19,460)           776        (39,071)
     Adjustment (3)                (10,180)            250           (776)       (10,706)
                                 ----------      ---------      ----------   -----------
     Balance at
        February 22, 2003        $  53,846       $   4,294      $       -    $    58,140
                                 =========       =========      =========    ===========




(1) The additions to occupancy of $1.7 million and $4.1 million during fiscal 2001 and fiscal 2002 represent the present value of accrued interest related to lease obligations. The addition to severance of $3.5 million during fiscal 2002 related to retention and productivity incentives that were accrued as earned.

(2) Occupancy utilization of $1.8 million and $20.4 million during fiscal 2001 and fiscal 2002 represents vacancy related payments for closed locations. Severance utilization of $2.9 million and $19.5 million during fiscal 2001 and fiscal 2002 represents payments made to terminated employees during the period. Goodwill/fixed asset utilization of $81.5 million during fiscal 2001 represents the write-off of fixed assets of the operations to be discontinued and the write-off of goodwill related to the Barn warehouse in Canada that was deemed to be impaired.

(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. As a result, during fiscal 2001, we recorded an adjustment to severance and benefits of $0.6 million related to a reduction in the severance payments required to be made to certain store employees in Canada. Under Ontario provincial law, employees to be terminated as part of a mass termination are entitled to receive compensation, either worked or paid as severance, for a set period of time after the official notice date. Since such closures took place later than originally expected, less time remained in the aforementioned guarantee period. Further, during fiscal 2002, we recorded net adjustments of $10.7 million primarily related to reversals of previously accrued vacancy related costs due to the following:

         o Favorable results of assigning leases at certain locations of $3.6 million;
         o The decision to continue to operate one of the stores previously identified for closure due to changes in the competitive environment in the market in which that store is located of $3.3 million; and
         o The decision to proceed with development at a site that we had chosen to abandon at the time of the original charge due to changes in the competitive environment in the market in which that site is located of $3.3 million.

     As of February 22, 2003, we paid approximately $22 million of the total severance charge recorded, which resulted from the termination of approximately 1,100 employees. The remaining individual severance payments will be paid by the end of fiscal 2003.

     At February 22, 2003, approximately $10.7 million of the reserve was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

     Included in our Consolidated Statements of Operations for fiscal 2002, 2001 and 2000 are the sales and operating results of the aforementioned stores while they were open during the periods presented. The operating results of these stores were as follows:



                                                             Fiscal 2002       Fiscal 2001      Fiscal 2000
                                                            -------------     -------------    -------------


                  Sales                                         $23,367         $266,802          $319,812
                                                                =======         ========          ========

                  Operating loss                              $    (746)        $(24,376)         $(24,332)
                                                              =========         ========          ========



       As of February 22, 2003, we had closed all of the aforementioned stores except the one location in the United States at which we have decided to continue operations and one location in Canada where the closing was dependent upon the opening of another store in close proximity. This store subsequently closed in March 2003.

       Based upon current available information, we evaluated the reserve balances as of February 22, 2003 of $51.7 million for the 1998 phase of the asset disposition initiative and $58.1 million for the 2001 phase of the asset disposition initiative and have concluded that they are adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balances will be recorded in the future, if necessary.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     We had working capital of $9 million at February 22, 2003 compared to working capital of $28 million at February 23, 2002. We had cash and cash equivalents aggregating $199 million at February 22, 2003 compared to $169 million at the end of fiscal 2001. The decrease in working capital was attributable primarily to the following:

o A decrease in the current portion of the net deferred tax asset due to the recording of a valuation allowance for the entire U.S. net deferred tax asset during fiscal 2002 (see Note 9 of our Consolidated Financial Statements);
o    A decrease in inventories due to improved inventory management; and
o An increase in current maturities of our debt obligations and capital leases.

Partially offset by the following:

o An increase in cash and cash equivalents as detailed in the Consolidated Statements of Cash Flows;
o    A decrease in accounts payable (inclusive of book overdrafts); and
o    A decrease in other accruals.

     At February 22, 2003, we had a $425 million secured revolving credit agreement (as amended, the "Secured Credit Agreement") with a syndicate of lenders enabling us to borrow funds on a revolving basis sufficient to refinance short-term borrowings and provide working capital as needed. This agreement is comprised of a U.S. credit agreement amounting to $340 million and a Canadian credit agreement amounting to $85 million (C$128 million at February 22, 2003) and is collateralized primarily by inventory and company-owned real estate. Borrowings under the Secured Credit Agreement bear interest based on LIBOR and Prime interest rate pricing. Under the Secured Credit Agreement, $40 million of the loan commitments expire in December 2003 and $385 million of the loan commitments expire in June 2005.

     As of February 22, 2003, we had $135 million of borrowings under the Secured Credit Agreement. Accordingly, as of February 22, 2003, after reducing availability for outstanding letters of credit and inventory requirements, we had $130 million available under the Secured Credit Agreement.

     Our loan agreements and certain notes contain various financial covenants, which require among other things, minimum fixed charge coverage (compares EBITDA plus rent and interest plus rents) and levels of leverage (compares EBITDA with outstanding indebtedness under the agreement) and capital expenditures. On February 21, 2003, we amended the Secured Credit Agreement in order to allow for greater flexibility for fiscal year 2003. The amendment is effective through and including the first quarter of fiscal year 2004 and includes, among other things, a change to the fixed coverage ratio from 1.4 to 1.15, a senior secured leverage ratio of 1.80, a waiver of the total leverage ratio, a minimum EBITDA level, and a limitation on capital expenditures. Certain of the covenants are impacted by the amount of proceeds we receive from asset sales. At February 22, 2003, we were in compliance with all of our covenants.

     During fiscal 2002, we repurchased in the open market $51 million of our 7.75% Notes due April 15, 2007 and $45 million of our 9.125% Notes due December 15, 2011. The cost of these open market repurchases resulted in a net extraordinary gain due to the early extinguishment of debt of $12.2 million. Under the recently amended Secured Credit Agreement, we are restricted from entering into additional bond repurchases.

     We currently have active Registration Statements dated January 23, 1998 and June 23, 1999, allowing us to offer up to $75 million of debt and/or equity securities as of February 22, 2003 at terms determined by market conditions at the time of sale.

     During fiscal 2002, our capital expenditures and debt repayments were funded through internally generated funds combined with proceeds from disposals of property. Capital expenditures totaled $220 million during fiscal 2002, which included 31 new supermarkets, 38 major remodels or enlargements and capital expenditures related to the business process initiative.

     For fiscal 2003, we have planned capital expenditures of approximately
$175 million. These expenditures relate primarily to opening 20 new supermarkets and enlarging or remodeling 30 - 35 supermarkets. We currently expect to close a total of 20 - 25 stores in fiscal 2003; the long-lived assets of which have been evaluated for impairment in fiscal 2002.

     We do not expect to pay dividends during fiscal 2003.

     As of February 22, 2003, we have the following contractual obligations and commitments:



                                                   Payments Due by Period (in millions)
                           -----------------------------------------------------------------------------------
         Contractual                                        Fiscal 2004         Fiscal 2006
         Obligations           Total         Fiscal 2003      and 2005            and 2007         Thereafter
   ----------------------  -------------    ------------- -----------------     -------------    -------------

   Debt                       $    829.1         $    25.8        $   139.5         $   231.9       $    431.9
   Capital Leases                  190.5              23.2             36.5              23.6            107.2
   Operating Leases              3,488.7             265.5            499.6             471.2          2,252.4
   Technology-Related               11.8               9.0              2.8                 -                -
   Severance                        16.0              14.4              1.6                 -                -
                              ----------         ---------        ---------         ---------       ----------
     Total                    $  4,536.1         $   337.9        $   680.0         $   726.7       $  2,791.5
                              ==========         =========        =========         =========       ==========

                                                  Expiration of Commitments (in millions)
                           -----------------------------------------------------------------------------------
            Other                                               Fiscal 2004      Fiscal 2006
         Commitments           Total          Fiscal 2003        and 2005         and 2007         Thereafter
   ----------------------  -------------    --------------    -------------     -------------    -------------
   Guarantees                 $      2.4         $     0.2        $     0.4         $     0.5       $      1.3
                              ==========         =========        =========         =========       ==========



     We are the guarantor of a loan of $2.4 million related to a shopping center, which will expire in 2011.

     Our existing senior debt rating was B3 with negative implications with Moody's Investors Service ("Moody's") and B+ on credit watch with negative implications with Standard & Poor's Ratings Group ("S&P") as of February 22, 2003. Future rating changes could affect the availability and cost of financing to the Company.

     We believe that our cash from operations and asset sales will be sufficient for our capital expenditure programs and mandatory scheduled debt repayments for the next twelve months. However, certain external factors such as unfavorable economic conditions, competition, labor relations and fuel and utility costs could have a significant impact on cash generation. We are exploring several actions, including the sale of specific non-core assets, to mitigate the potential risk, however, there can be no assurance that such actions will be successful.


MARKET RISK
-----------

     Market risk represents the risk of loss from adverse market changes that may impact our consolidated financial position, results of operations or cash flows. Among other possible market risks, we are exposed to such risk in the areas of interest rates and foreign currency exchange rates.

     From time to time, we may enter hedging agreements in order to manage risks incurred in the normal course of business including forward exchange contracts to manage our exposure to fluctuations in foreign exchange rates.

Interest Rates
--------------
     Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We do not have cash flow exposure due to rate changes on our $681 million in notes as of February 22, 2003 because they are at fixed interest rates. However, we do have cash flow exposure on our committed bank lines of credit due to our variable floating rate pricing. Accordingly, during fiscal 2002, a presumed 1% change in the variable floating rate would have impacted interest expense by $1.5 million.

     During fiscal 2002, we had three interest rate swaps with commercial banks with an aggregate notional amount of $150 million maturing on April 15, 2007, designated as fair value hedging instruments, to effectively convert a portion of our 7.75% Notes due April 15, 2007 from fixed rate debt to floating rate debt. In January 2003, these hedging instruments were terminated, resulting in a gain of $10.2 million. This gain has been deferred and is being amortized as an offset to interest expense over the life of the underlying debt instrument. Such amount is classified as "Long term debt" in our Consolidated Balance Sheets.

Foreign Exchange Risk
---------------------
     We are exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. During fiscal 2002, a change in the Canadian currency of 10% would have resulted in a fluctuation in net income of $4.0 million. We do not believe that a change in the Canadian currency of 10% will have a material effect on our financial position or cash flows.


CRITICAL ACCOUNTING ESTIMATES
-----------------------------

     Critical accounting estimates are those accounting estimates that we believe are important to the portrayal of our financial condition and results of operations and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Self-Insurance Reserves

     Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The total current and non-current liability for self-insurance reserves recorded at February 22, 2003 related to our U.S. Retail segment was $92 million. As of February 22, 2003, the self-insurance reserves relating to our Canada Retail and Canada Wholesale segments were not significant. The discount rate used at February 22, 2003 was 3.4% and was based on the projected cash flows of future payments to be made for claims. A 1% increase in the discount rate would decrease the required liability by $1.9 million. Conversely, a 1% decrease in the discount rate would increase the required liability by $2.1 million. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

Long-Lived Assets

     We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment on a discounted basis using a probability weighted approach and a risk free rate.

       We also review individual assets for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2002, we recorded impairment losses on property, plant and equipment of $18.9 million ($15.7 million in our U.S. Retail segment and $3.2 million in our Canada Retail segment) related to stores that were or will be closed in the normal course of business.

Closed Store Reserves

     For stores closed that are under long-term leases, we record a discounted liability using a risk adjusted rate for the future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable recoveries from projected sublease rentals. If estimated cost recoveries exceed our liability for future minimum lease payments, the excess is recognized as income over the term of the sublease. We estimate future net cash flows based on our experience in and our knowledge of the market in which the closed store is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. While these factors have been relatively stable in recent years, variation in these factors could cause changes to our Company's estimates. As of February 22, 2003, we had liabilities for future minimum lease payments of $131 million which related to 84 dark stores and 40 subleased or assigned stores. Of this amount, $28 million relates to stores closed in the normal course of business and $103 million relates to stores closed as part of the asset disposition initiative (see Note 2 of our Consolidated Financial Statements).

Employee Benefit Plans

       The determination of our obligation and expense for pension and other post-retirement benefits is dependent, in part, on our selection of certain assumptions used by our actuaries in calculating these amounts. These assumptions are disclosed in Note 10 of our consolidated financial statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs. In accordance with U.S. GAAP, actual results that differ from our Company's assumptions are accumulated and amortized over future periods and, therefore, affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

      An example of how changes in these assumptions can affect our financial statements occurred in fiscal 2002. Based on our review of market interest rates, actual return on plan assets and other factors, we lowered our discount rate for U.S. plans to 6.50% at year-end 2002 from 7.00% at year-end 2001. We also lowered our expected return on plan assets for U.S. plans to 7.50% at year-end 2002 from 8.00% at year-end 2001. These rates are applied to the calculated value of plan assets and liabilities, which results in an amount that is included in pension expense or income in the following years. When not considering other changes in assumptions or actual return on plan assets, a 1% change in the discount rate alone would either increase the benefit obligation by $11.2 million or decrease the benefit obligation by $9.3 million, and a 1% change in expected return on plan assets alone would either increase or decrease 2002 U.S. pension expense by $1.4 million.

     When not considering other changes in assumptions for our post-retirement benefits, a 1% change in the discount rate alone would either increase or decrease 2003 service and interest cost by $0.05 million, while the accumulated post-retirement benefit obligation would either increase by $2.0 million or decrease by $1.7 million. The effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of 2003 service and interest cost would either increase or decrease by $0.1 million, while the accumulated post-retirement benefit obligaton would either increase by $1.5 million or decrease by $1.3 million.

Inventories

     Store inventories are valued principally at the lower of cost or market with cost determined under the retail method on a first-in, first-out basis. Warehouse and other inventories are valued primarily at the lower of cost or market with cost determined on a first-in, first-out basis. Inventories of certain acquired companies are valued using the last-in, first-out method, which was their practice prior to acquisition. We evaluate inventory shrinkage throughout the year based on actual physical counts in our stores and distribution centers and record reserves based on the results of these counts to provide for estimated shrinkage between the store's last inventory and the balance sheet date.


IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
---------------------------------------

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting For Asset Retirement Obligations" ("SFAS 143"). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are required to adopt the provisions of SFAS 143 at the beginning of fiscal 2003. We have determined that the adoption of this Statement will not have a material impact on our financial position or results of operations.

     In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements
4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds the provisions of SFAS 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishment are effective for fiscal years beginning after May 15, 2002. In future periods, we will classify debt extinguishment costs within income from operations and will reclassify previously reported debt extinguishments as such. The provisions of SFAS 145 related to lease modification are effective for transactions occurring after May 15, 2002. We do not expect the provisions of SFAS 145 related to lease modification to have a material impact on our financial position or results of operations.

     In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 will supersede Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This Statement impacted the timing of recognition of costs associated with our store closures subsequent to December 31, 2002.

     In November 2002, the EITF reached consensus on several issues related to EITF 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor". The Task Force reached a consensus that in most cases, cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. The Task Force also reached a consensus that a rebate or refund of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund, provided the amounts are probable and reasonably estimable. If the rebate or refund is not probable and reasonably estimable, it should be recognized as the milestones are achieved. Prior to adopting this new policy, we recognized advertising allowances against cost of goods sold when the advertising was performed. This new EITF Issue requires that advertising allowances be recognized when the advertising is performed and the inventory is sold. As a result of this accounting change, pretax income was reduced by $2.2 million in fiscal 2002 to record, as a reduction of inventory, advertising allowances received attributable to products not yet sold.

     In November 2002, the FASB issued FASB Interpretation ("FIN") 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34". FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies", relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees and requires that upon issuance of a guarantee, the entity (i.e. the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year end. The disclosure provisions of the Interpretation are effective for financial statements of interim and annual periods that end after December 15, 2002. This Interpretation impacted the accounting for, and disclosure of, our guarantees beginning in the fourth quarter of 2002 (see Liquidity and Capital Resources in our Management's Discussion and Analysis and Note 12 of our Consolidated Financial Statements).

     In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" ("SFAS 148"), which amends SFAS
123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The amendments to SFAS 123 in paragraphs 2(a)-2(e) of this Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. The disclosure requirements set forth in this statement have been adopted and did not have a significant impact on the financial statements.

     In January 2003, FIN 46, "Consolidation of Variable Interest Entities", was issued. This interpretation requires a company to consolidate variable interest entities ("VIE") if the enterprise is a primary beneficiary (holds a majority of the variable interest) of the VIE and the VIE possess specific characteristics. It also requires additional disclosure for parties involved with VIEs. The provisions of this interpretation are effective in 2003. As we do not have VIE, adoption of this interpretation will not have an effect on our financial statements.

     In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS
133. The new guidance amends SFAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. We do not expect the provisions of SFAS 149 to have a material impact on our financial position or results of operations.

CAUTIONARY NOTE
---------------

       This presentation may contain forward-looking statements about the future performance of our Company, and is based on our assumptions and beliefs in light of information currently available. We assume no obligation to update this information. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including but not limited to: competitive practices and pricing in the food industry generally and particularly in our principal markets; our relationships with our employees; the terms of future collective bargaining agreements; the costs and other effects of lawsuits and administrative proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect our cost of capital or the ability to access capital; supply or quality control problems with our vendors; and changes in economic conditions, which may affect the buying patterns of our customers.

                 The Great Atlantic & Pacific Tea Company, Inc.
                     Consolidated Statements of Operations
                (Dollars in thousands, except per share amounts)





                                                Fiscal 2002                Fiscal 2001               Fiscal 2000
                                          ----------------------     ---------------------     ----------------------


Sales                                           $   10,794,370            $   10,973,315            $    10,622,866
Cost of merchandise sold                            (7,738,337)               (7,822,649)                (7,581,090)
                                                --------------            --------------            ---------------
Gross margin                                         3,056,033                 3,150,666                  3,041,776
Store operating, general
    and administrative expense                      (3,048,775)               (3,234,796)                (2,975,746)
Gain on proceeds from the
    demutualization of a mutual
    insurance company                                        -                    60,606                          -
                                                --------------            --------------            ---------------
Income (loss) from operations                            7,258                   (23,524)                    66,030
Interest expense                                       (84,679)                  (91,722)                  (102,488)
Interest income                                          7,897                     6,972                      6,222
                                                --------------            --------------            ---------------
Loss before income taxes
     and extraordinary item                            (69,524)                 (108,274)                   (30,236)
(Provision for) benefit from
     income taxes                                     (136,166)                   43,590                     10,736
                                                --------------            --------------            ---------------
Loss before extraordinary item                        (205,690)                  (64,684)                   (19,500)
Extraordinary gain (loss) on early
     extinguishment of debt, net of
     income tax benefit of nil and $5,230               12,181                    (7,222)                         -
                                                --------------            --------------            ---------------
Net loss                                        $     (193,509)           $      (71,906)           $       (19,500)
                                                ==============            ==============            ===============

Net loss per share - basic and diluted:
      Loss before extraordinary
         item                                   $        (5.34)           $        (1.69)           $        (0.51)
      Extraordinary gain (loss) on early
         extinguishment of debt                           0.31                     (0.19)                         -
                                                ---------------           ---------------           ---------------
Net loss per share - basic and
    diluted                                     $        (5.03)           $        (1.88)           $        (0.51)
                                                ==============            ==============            ==============



Weighted average common shares outstanding:
        Basic                                       38,494,812                38,350,616                 38,347,216
                                                ==============            ==============            ===============
        Diluted                                     38,494,812                38,350,616                 38,347,216
                                                ==============            ==============            ===============






                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income
                  (Dollars in thousands, except share amounts)






                                                                      Unamortized        Accumulated
                                  Common stock          Additional      value of            other                        Total
                           --------------------------     paid-in     restricted        comprehensive    Retained     Stockholders'
                                Shares       Amount       capital     stock grant           loss         earnings       equity
                           -------------- -----------  -----------   ------------- --------------------- ---------  ---------------

Balance at 2/26/00             38,367,216     $38,367     $457,101    $     (441)    $     (60,696)      $357,807    $      792,138
Net loss                                                                                                  (19,500)          (19,500)
Forfeiture of restricted
     stock grant                  (20,000)        (20)        (631)          441                                               (210)
Other comprehensive loss                                                                   (12,112)                         (12,112)
Cash dividends                                                                                            (11,505)          (11,505)
                           -------------- -----------  -----------   ------------   -----------------    --------     -------------

Balance at 2/24/01             38,347,216      38,347      456,470             -          (72,808)        326,802           748,811
Net loss                                                                                                  (71,906)          (71,906)
Stock options exercised            20,412          21          283                                                              304
Other comprehensive loss                                                                   (4,221)                           (4,221)
                           -------------- -----------  -----------   -------------  -----------------   -----------  --------------

Balance at 2/23/02             38,367,628      38,368      456,753             -          (77,029)        254,896           672,988
Net loss                                                                                                 (193,509)         (193,509)
Stock options exercised           148,178         148        2,658                                                            2,806
Other comprehensive income                                                                 15,906                            15,906
                           -------------- -----------  -----------   -------------  -----------------   -----------  --------------
Balance at 2/22/03             38,515,806 $    38,516  $   459,411   $         -    $     (61,123)      $  61,387    $      498,191
                           ============== ===========  ===========   =============  ================    ===========  ==============





                                                                   Fiscal 2002           Fiscal 2001           Fiscal 2000
                                                              --------------------  --------------------  --------------------



Comprehensive (loss) income
---------------------------
Net loss                                                             $  (193,509)         $   (71,906)         $    (19,500)
                                                                     -----------          -----------          -------------
   Foreign currency translation adjustment                                15,363               (5,089)              (14,802)
   Net unrealized gain on available for sale
       securities, net of tax                                                  -                  933                     -
   Reclassification adjustment for gains included in
       net loss, net of tax                                                 (933)                   -                     -
   Minimum pension liability adjustment, net of tax                       (1,539)                 (65)                2,690
   Net unrealized gain on derivatives, net of tax                          3,015                    -                     -
                                                                     -----------          -----------          ------------
Other comprehensive income (loss)                                         15,906               (4,221)              (12,112)
                                                                     -----------          -----------          -------------
Total comprehensive loss                                             $  (177,603)         $   (76,127)         $    (31,612)
                                                                     ===========          ===========          =============





                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                           Consolidated Balance Sheets
                  (Dollars in thousands, except share amounts)



                                                                        February 22, 2003            February 23, 2002
                                                                        -----------------            -----------------


Assets
Current assets:
    Cash and cash equivalents                                               $    199,014               $    168,620
    Accounts receivable, net of allowance for doubtful
      accounts of $9,799 and $9,198 at February 22, 2003
      and February 23, 2002, respectively                                        185,411                    206,188
    Inventories                                                                  682,734                    722,755
    Prepaid expenses and other current assets                                     32,429                    114,511
                                                                            ------------               ------------
      Total current assets                                                     1,099,588                  1,212,074
                                                                            ------------               ------------
Property:
    Land                                                                          74,643                     88,154
    Buildings                                                                    297,217                    303,581
    Equipment and leasehold improvements                                       2,324,021                  2,293,655
                                                                            ------------               ------------
      Total - at cost                                                          2,695,881                  2,685,390
    Less accumulated depreciation and amortization                            (1,157,764)                (1,053,850)
                                                                            ------------               ------------
    Property owned                                                             1,538,117                  1,631,540
    Property under capital leases, net                                            71,806                     76,800
                                                                            ------------               ------------
Property - net                                                                 1,609,923                  1,708,340
Other assets                                                                     175,726                    273,850
                                                                            ------------               ------------
    Total assets                                                            $  2,885,237               $  3,194,264
                                                                            ============               ============

Liabilities and Stockholders' Equity
Current liabilities:
    Current portion of long-term debt                                       $     25,820               $        526
    Current portion of obligations under capital leases                           13,787                     10,691
    Accounts payable                                                             511,634                    547,113
    Book overdrafts                                                              101,817                    127,079
    Accrued salaries, wages and benefits                                         180,812                    167,724
    Accrued taxes                                                                 53,774                     69,559
    Other accruals                                                               202,968                    261,771
                                                                            ------------               ------------
      Total current liabilities                                                1,090,612                  1,184,463
                                                                            ------------               ------------
Long-term debt                                                                   803,277                    779,440
Long-term obligations under capital leases                                        83,485                     93,587
Other non-current liabilities                                                    409,672                    463,786
                                                                            ------------               ------------
    Total liabilities                                                          2,387,046                  2,521,276
                                                                            ------------               ------------

Commitments and contingencies

Stockholders' equity:
    Preferred stock - no par value; authorized - 3,000,000
      shares; issued - none                                                            -                          -
    Common stock - $1 par value; authorized - 80,000,000
      shares; issued and outstanding - 38,515,806 and
      38,367,628 shares at February 22, 2003 and
      February 23, 2002, respectively                                             38,516                     38,368
    Additional paid-in capital                                                   459,411                    456,753
    Accumulated other comprehensive loss                                         (61,123)                   (77,029)
    Retained earnings                                                             61,387                    254,896
                                                                            ------------               ------------
      Total stockholders' equity                                                 498,191                    672,988
                                                                            ------------               ------------
    Total liabilities and stockholders' equity                              $  2,885,237               $  3,194,264
                                                                            ============               ============


                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)



                                                                             Fiscal 2002      Fiscal 2001       Fiscal 2000
                                                                          ---------------   ---------------  ----------------



Cash Flows From Operating Activities:
Net loss                                                                    $   (193,509)     $    (71,906)    $    (19,500)
Adjustments to reconcile net loss to cash
   provided by operating activities:
     Asset disposition initiative                                                 (6,394)          201,067           (3,104)
     Extraordinary (gain) loss on early
        extinguishment of debt                                                   (12,181)            7,222                -
     Realized gain on sale of securities                                          (1,717)                -
     Environmental charge                                                              -             1,964            4,329
     Depreciation and amortization                                               263,585           262,552          255,771
     Deferred income tax provision (benefit)                                     157,566           (47,298)         (14,267)
     (Gain) loss on disposal of owned property and
        write-down of property, net                                               (1,140)              348            4,263
     Decrease (increase) in receivables                                           47,583           (22,151)          40,479
     Decrease in inventories                                                      46,705            58,288              156
     Decrease (increase) in prepaid expenses and other
        current assets                                                            44,631           (39,511)           4,832
     Decrease (increase) in other assets                                          19,274               988           (7,648)
     (Decrease) increase in accounts payable                                     (54,575)          (12,446)           5,443
     (Decrease) increase in accrued salaries, wages and benefits, and taxes      (28,511)           18,027           13,104
     Decrease in other accruals                                                  (63,051)          (17,051)         (31,661)
     Decrease in other non-current liabilities                                   (52,650)           (7,684)            (882)
     Other, net                                                                   11,289             4,448            2,446
                                                                            ------------      ------------     ------------
Net cash provided by operating activities                                        176,905           336,857          253,761
                                                                            ------------      ------------     ------------

Cash Flows From Investing Activities:
     Expenditures for property                                                  (219,530)         (246,182)        (415,842)
     Proceeds from disposal of property                                           56,731           105,808          150,255
                                                                            ------------      ------------     ------------
Net cash used in investing activities                                           (162,799)         (140,374)        (265,587)
                                                                            ------------      ------------     ------------

Cash Flows From Financing Activities:
     Changes in short-term debt                                                        -            (5,000)         (22,000)
     Proceeds under revolving lines of credit                                    313,253         1,098,675          817,447
     Payments on revolving lines of credit                                      (178,253)       (1,288,282)        (602,307)
     Proceeds from long-term borrowings                                              153           276,964           26,981
     Payments on long-term borrowings                                            (80,898)         (234,866)        (166,670)
     Principal payments on capital leases                                        (12,167)          (11,710)         (11,252)
     (Decrease) increase in book overdrafts                                      (25,617)           18,824           (3,298)
     Deferred financing fees                                                      (5,744)          (13,485)          (6,428)
     Proceeds from stock options exercised                                         2,806               304                -
     Cash dividends                                                                    -                 -          (11,505)
                                                                            ------------      ------------     ------------
Net cash provided by (used in) financing activities                               13,533          (158,576)          20,968
                                                                            ------------      -------------    ------------
Effect of exchange rate changes on cash and
     cash equivalents                                                              2,755              (837)          (2,195)
                                                                            ------------      ------------     -------------
Net increase in cash and cash equivalents                                         30,394            37,070            6,947
Cash and cash equivalents at beginning of year                                   168,620           131,550          124,603
                                                                            ------------      ------------     ------------
Cash and cash equivalents at end of year                                    $    199,014      $    168,620     $    131,550
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


Note 1 - Summary of Significant Accounting Policies

Basis of Presentation and Consolidation
---------------------------------------
     The consolidated financial statements include the accounts of our Company and all majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

     We operate retail supermarkets in the United States and Canada. The U.S. operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest. See the following footnotes for additional information on our Canadian
Operations: Note 5 - Wholesale Franchise Business, Note 6 - Indebtedness, Note 9
- Income Taxes, Note 10 - Retirement Plans and Benefits, Note 12 - Commitments and Contingencies and Note 13 - Operating Segments. Our principal stockholder, Tengelmann Warenhandelsgesellschaft ("Tengelmann"), owned 56.4% of our common stock as of February 22, 2003.

Fiscal Year
-----------
     Our fiscal year ends on the last Saturday in February. Fiscal 2002 ended February 22, 2003, fiscal 2001 ended February 23, 2002 and fiscal 2000 ended February 24, 2001. Fiscal 2002, fiscal 2001 and fiscal 2000 were each comprised of 52 weeks.

Revenue Recognition
-------------------
     Retail revenue is recognized at point-of-sale. Wholesale revenue is recognized, in accordance with its terms, when goods are shipped and title to products and risk of loss are transferred to customers. Discounts that we provide to customers are accounted for as a reduction to sales upon sale.


Use of Estimates
----------------
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------
     Short-term investments that are highly liquid with an original maturity of three months or less are deemed to be cash equivalents and are included in "Cash and cash equivalents" on our Consolidated Balance Sheets.

Inventories
-----------
     Store inventories are valued principally at the lower of cost or market with cost determined under the retail method on a first-in, first-out basis. Warehouse and other inventories are valued primarily at the lower of cost or market with cost determined on a first-in, first-out basis. Inventories of certain acquired companies are valued using the last-in, first-out method, which was their practice prior to acquisition. See Note 4 - Inventory for additional information regarding our use of the last-in, first-out method.

     We evaluate inventory shrinkage throughout the year based on the results of our periodic physical counts in our stores and distribution centers and record reserves based on the results of these counts to provide for estimated shrinkage as of the balance sheet date.

Vendor Allowances
-----------------
     Vendor allowances that relate to our Company's buying and merchandising activities consist primarily of advertising and promotional allowances. With the exception of allowances described below, allowances are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Lump-sum payments received for multi-year contracts are generally amortized over the life of the contracts. Vendor rebates or refunds that are contingent upon our Company completing a specified level of purchases or remaining a reseller for a specified time period are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that we can reasonably estimate the rebate or refund and it is probable that the specified target will be obtained. If we believe attaining the milestone is not probable, the rebate or refund is recognized as the milestone is achieved. See New Accounting Pronouncements further in this Note for discussion of newly adopted Emerging Issues Task Force ("EITF") 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor".

Properties Held for Sale
------------------------
     Properties held for sale include those properties, which have been identified for sale by our Company and are recorded at the lower of their carrying value or fair value less cost to sell. Once properties are identified as held for sale, they are no longer depreciated and are reclassified to "Prepaid expenses and other current assets" on our Consolidated Balance Sheets.

Advertising Costs
-----------------
     Advertising costs incurred to produce media advertising are expensed in the period the advertisement is first shown. Other advertising costs, primarily costs to produce circulars, place advertisements and pay advertising agency fees, are expensed when incurred. We recorded advertising expense of $136.5 million, $136.0 million and $146.5 million for fiscal 2002, 2001 and 2000, respectively.

Pre-opening Costs
-----------------
     Non-capital expenditures incurred in opening new stores or remodeling existing stores are expensed as incurred.

Software Costs
--------------
     We capitalize externally purchased software and amortize it over three to five years. Amortization expense related to software costs for fiscal 2002, 2001 and 2000 was $7.5 million, $3.3 million and $1.4 million, respectively.

     We apply the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the capitalization of certain internally generated software costs. In fiscal 2002, 2001 and 2000, we capitalized $26.7 million, $24.1 million and $3.7 million, respectively, of such software costs. Such software is amortized over three to five years and for fiscal 2002, 2001 and 2000, we recorded related amortization expense of $7.6 million, $2.7 million and $0.7 million, respectively.

Earnings Per Share
------------------
     We calculate earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the Consolidated Statements of Operations and requires a reconciliation of the numerators and denominators of the basic and diluted EPS calculations. Basic EPS is computed by dividing net income (loss) by the weighted average shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised and converted to common stock.

     The weighted average shares outstanding utilized in the basic EPS calculation were 38,494,812 for fiscal 2002, 38,350,616 for fiscal 2001 and 38,347,216 for fiscal 2000. The additional common stock equivalents for fiscal 2002, 2001 and 2000 would have been 387,040, 588,603 and 14,478, respectively;
however, such shares were antidilutive and thus excluded from the diluted EPS calculation.

Excess of Cost over Net Assets Acquired
---------------------------------------
     In accordance with SFAS 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), the excess of cost over fair value of net assets acquired is no longer required to be amortized, but tested for impairment annually. At each balance sheet date, we reassess the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on a discounted basis in comparison to the carrying value of such operations. If the results of such comparison indicate that an impairment may exist, we determine the implied fair market value of the goodwill using a purchase price allocation approach and compare this value to the balance sheet value. If such comparison indicates that an impairment exists, we will recognize a charge to operations at that time based upon the difference between the implied fair market value of the goodwill and the balance sheet value. The recoverability of goodwill is at risk to the extent we are unable to achieve our forecast assumptions regarding cash flows from operating results. At February 22, 2003, we estimate that the cash flows projected to be generated by the respective businesses on a discounted basis should be sufficient to recover the existing goodwill balance.

     The book value of excess of cost over net assets acquired at February 22, 2003 and February 23, 2002 was $32.0 million, net of accumulated amortization of $14.0 million. We recorded amortization expense of nil for fiscal 2002, $1.4 million for fiscal 2001 and $1.5 million for fiscal 2000.

     Our adoption of SFAS 142 eliminated the amortization of goodwill beginning in the first quarter of fiscal 2002. The following table adjusts net loss and net loss per share for the adoption of SFAS 142:



                                                             Fiscal 2002     Fiscal 2001        Fiscal 2000
                                                            ------------     -----------        -----------

         Reported net loss                                   $ (193,509)      $(71,906)         $   (19,500)
             Add back:
                Goodwill amortization, net of tax                     -            833                  850
                                                             -----------      ----------         ----------
                Adjusted net loss                            $ (193,509)      $(71,073)         $   (18,650)
                                                             ==========      =========          ===========

         Net loss per share - basic and diluted:
             Reported net loss per share                    $    (5.03)      $  (1.88)         $     (0.51)
                Add back:
                   Goodwill amortization                             -           0.02                 0.02
                                                             ----------      ---------          -----------
                   Adjusted net loss per share               $   (5.03)      $  (1.86)         $     (0.49)
                                                             =========        ========          ===========




Self Insurance Reserves
-----------------------
     Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The current portion of these liabilities is included in "Other accruals" and the non-current portion is included in "Other non-current liabilities" on our Consolidated Balance Sheets. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

Closed Store Reserves
---------------------
     For stores closed that are under long-term leases, we record a discounted liability using a risk free rate for future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable recoveries projected from sublease rentals. If estimated cost recoveries exceed our liability for future minimum lease payments, the excess is recognized as income over the term of the sublease. We estimate net future cash flows based on our experience in and knowledge of the market in which the closed store is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. While these factors have been relatively stable in recent years, variation in these factors could cause changes to our estimates.

Long-Lived Assets
-----------------
     We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment on a discounted basis.

     We also review individual assets for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2002, we recorded impairment losses on property, plant and equipment of $18.9 million ($15.7 million in our U.S. Retail segment and $3.2 million in our Canada Retail segment) related to stores that were or will be closed in the normal course of business. Such amounts are included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

     We also recorded impairment losses during the year ended February 24, 2001 related to the sale-leaseback transactions (see Note 14 - Sale-Leaseback Transactions for further details).

Property
--------
     Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment based on lives varying from three to ten years. Leasehold improvements are amortized over the lesser of their estimated useful lives and the remaining available lease terms. Property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. During fiscal 2002, 2001 and 2000, in addition to the impairment losses discussed above, we disposed of and/or wrote down certain assets which resulted in a pretax net gain of $1.1 million, a pretax net loss of $0.3 million and a pretax net loss of $4.3 million, respectively.

Income Taxes
------------
     We provide deferred income taxes on temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax regulations. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

Current Liabilities
-------------------
     Certain accounts payable checks issued but not presented to banks frequently result in negative book balances for accounting purposes. Such amounts are classified as "Book overdrafts" on our Consolidated Balance Sheets.

     We accrue for vested vacation pay earned by our employees. Liabilities for compensated absences of $84.5 million and $81.5 million at February 22, 2003 and February 23, 2002, respectively, are included in "Accrued salaries, wages and benefits" on our Consolidated Balance Sheets.

Stock-Based Compensation
------------------------
     We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") with pro forma disclosure of compensation expense, net income or loss and earnings per share as if the fair value based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148") had been applied.

     Had compensation cost for our stock options been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value methods prescribed by SFAS 123 and SFAS 148, our net loss and net loss per share would have been reduced to the pro forma amounts indicated below:


                                                           Fiscal 2002       Fiscal 2001      Fiscal 2000
                                                        ----------------  ---------------   ---------------

         Net loss, as reported                             $ (193,509)       $ (71,906)       $  (19,500)
         Deduct/(Add):  Stock-based employee
             compensation income (expense)
             included in reported net loss, net
             of related tax effects                               449             (449)                -
         Deduct:  Total stock-based employee
             compensation expense determined
             under fair value based method
             for all awards, net of related
             tax effects                                       (8,016)          (5,408)           (4,143)
                                                          ------------       ---------        ----------
         Pro forma net loss                                $ (201,974)       $ (76,865)       $  (23,643)
                                                          ============       =========        ==========



         Net loss per share - basic and diluted:
             As reported                                     $   (5.03)       $    (1.88)        $   (0.51)
             Pro forma                                       $   (5.25)       $    (2.00)        $   (0.62)




     The pro forma effect on net loss and net loss per share may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants.

     The fair value of the fiscal 2002, 2001 and 2000 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:



                                                           Fiscal 2002           Fiscal 2001           Fiscal 2000
                                                       ------------------    ------------------    ------------------


         Expected life                                       7 years               7 years               7 years
         Volatility                                            47%                   55%                   60%
         Dividend yield range                                  0%                    0%                 0%-4.60%
         Risk-free interest rate range                     3.33%-5.18%           4.07%-5.40%           4.94%-6.69%





Comprehensive Loss
------------------
     We have other comprehensive loss relating to changes in foreign currency translation, minimum pension liability and unrealized gains or losses on derivatives and securities held for sale.

     Other comprehensive loss as of February 22, 2003, February 23, 2002 and February 24, 2001 included:



                                                                                Deferred Tax
                                                             Gross           (Provision) Benefit            Net
                                                       ------------------    -------------------    ------------------


         Foreign currency translation adjustment       $       15,363        $           -         $      15,363
         Reclassification adjustment for gains
           included in net loss                                (1,609)                 676                  (933)
         Minimum pension liability adjustment                  (1,613)                  74                (1,539)
         Unrealized gain on derivatives                         4,917               (1,902)                3,015
                                                       ------------------    ------------------    ------------------
                Balance at 2/22/03                     $       17,058        $      (1,152)        $      15,906
                                                       ==================    ==================    ==================

         Foreign currency translation adjustment       $       (5,089)       $           -         $      (5,089)
         Minimum pension liability adjustment                    (112)                  47                   (65)
         Unrealized gain on securities held for sale            1,609                 (676)                  933
                                                       ------------------    ------------------    ------------------
                Balance at 2/23/02                     $       (3,592)       $        (629)        $      (4,221)
                                                       ==================    ==================    ==================

         Foreign currency translation adjustment       $      (14,802)       $           -         $     (14,802)
         Minimum pension liability adjustment                   4,856               (2,166)                2,690
                                                       ------------------    ------------------    ------------------
                Balance at 2/24/01                     $       (9,946)       $      (2,166)         $    (12,112)
                                                       ==================    ==================    ==================



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

New Accounting Pronouncements
-----------------------------
     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting For Asset Retirement Obligations" ("SFAS 143"). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are required to adopt the provisions of SFAS 143 at the beginning of fiscal 2003. We have determined that the adoption of this Statement will not have a material impact on our financial position or results of operations.

     In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements
4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections". SFAS 145 rescinds the provisions of SFAS 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishment are effective for fiscal years beginning after May 15, 2002. In future periods, we will classify debt extinguishment costs within income from operations and will reclassify previously reported debt extinguishments as such. The provisions of SFAS 145 related to lease modification are effective for transactions occurring after May 15, 2002. We do not expect the provisions of SFAS 145 related to lease modification to have a material impact on our financial position or results of operations.

     In November 2002, the EITF reached consensus on several issues related to EITF 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor". The Task Force reached a consensus that in most cases, cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. The Task Force also reached a consensus that a rebate or refund of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund, provided the amounts are probable and reasonably estimable. If the rebate or refund is not probable and reasonably estimable, it should be recognized as the milestones are achieved. Prior to adopting this new policy, we recognized advertising allowances against cost of goods sold when the advertising was performed. This new EITF Issue requires that advertising allowances be recognized when the advertising is performed and the inventory is sold. As a result of this accounting change, pre-tax income was reduced by $2.2 million in fiscal 2002 to record, as a reduction of inventory, advertising allowances received attributable to products not yet sold.

     In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS
133. The new guidance amends SFAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. We do not expect the provisions of SFAS 149 to have a material impact on our financial position or results of operations.

Reclassifications
-----------------
     Certain reclassifications have been made to prior year amounts to conform to current year presentation.


Note 2 -- Asset Disposition Initiative

     In May 1998, we initiated an assessment of our business operations in order to identify the factors that were impacting our performance. As a result of this assessment, in fiscal 1998 and 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores including the exit of the Richmond, Virginia and Atlanta, Georgia markets.

     As of February 23, 2002, we closed all stores and facilities related to this phase of the initiative. We paid $29 million of the total net severance charges from the time of the original charges through February 22, 2003, which resulted from the termination of approximately 3,400 employees. The remaining severance liability primarily relates to future obligations for early withdrawals from multi-employer union pension plans.

     The following table summarizes the activity related to the aforementioned charges over the last three fiscal years:



                                                                    Severance
                                                                       and
                                                  Occupancy         Benefits            Total
                                                -----------         ---------           -----

Balance at
      Feb. 24, 2001                             $   82,861          $  2,721          $ 85,582
Addition                                             3,818  (1)            -             3,818
Utilization                                        (23,302) (2)         (544)          (23,846)
                                                ----------          --------          --------
Balance at
      Feb. 23, 2002                                 63,377             2,177            65,554
Addition                                             3,159  (1)            -             3,159
Utilization                                        (13,616) (2)         (370)          (13,986)
Adjustment (3)                                      (3,645)              639            (3,006)
                                                ----------        ----------         ----------
     Balance at
      Feb. 22, 2003                             $   49,275        $    2,446         $  51,721
                                                ==========        ==========         =========

(1) The additions to occupancy of $3.8 million and $3.2 million during fiscal 2001 and 2002 represent the present value of accrued interest related to lease obligations.

(2) Occupancy utilization of $23.3 million and $13.6 million during fiscal 2001 and 2002 represent lease and other occupancy payments made during those periods.

(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. We have continued to make favorable progress in marketing and subleasing the closed stores. As a result, during fiscal 2002, we recorded a reduction of $3.6 million in SG&A expense related to this phase of the initiative. Further, we increased our reserve for future minimum pension liabilities by $0.6 million to better reflect expected future payouts under certain collective bargaining agreements.



     At February 22, 2003, approximately $8.6 million of the reserve was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" in our Consolidated Balance Sheets.

     Included in our Consolidated Statements of Operations are the operating results of the 166 underperforming stores that we have exited. The operating results of these stores are as follows:



                                                           Fiscal 2002       Fiscal 2001           Fiscal 2000
                                                          -------------     -------------         -------------


                  Sales                                       $      -          $   197             $      678
                                                              ========          =======             ==========

                  Operating loss                              $      -          $  (108)            $     (139)
                                                              ========          =======             ==========


     During the third quarter of fiscal 2001, our Board of Directors approved a plan resulting from our review of the performance and potential of each of our businesses and individual stores. At the conclusion of this review, we determined that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses should be closed and/or sold and certain administrative streamlining should take place. As a result of these decisions, we announced on November 14, 2001 that we would incur costs of approximately $200 - $215 million pretax through fiscal 2002. The following table details the amounts charged to our Consolidated Statements of Operations since the announcement of this phase of the initiative:



                                                                           Fiscal 2002               Fiscal 2001
                                                                       ----------------------    ------------------

     Cost of merchandise sold                                            $       (1,263) (a)        $    (3,888) (a)
     Store operating, general and
         administrative expense                                                   4,651  (b)           (189,580) (c)
                                                                         --------------             -----------
     Pretax credit (charge)                                              $        3,388             $  (193,468)
                                                                         ==============             ===========




(a) The amounts included in "Cost of merchandise sold" in our Consolidated Statements of Operations were comprised solely of inventory markdowns that were expensed as incurred.

(b) The pretax credit of $4.7 million included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2002 consisted of $10.7 million of net adjustments primarily related to reversals of previously accrued amounts for vacancy related costs and the recognition of a gain on the disposal of fixed assets in the amount of $1.7 million partially offset by $4.1 million related to closing costs that were expensed as incurred and $3.6 million related to severance.

(c) Of the pretax charges of $189.6 million net included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2001, $80.8 million related to future vacancy costs, $24.3 million related to net severance charges, $81.5 million related to fixed asset and goodwill write-downs and $3.0 million related to closing costs that were expensed as incurred.

     To the extent fixed assets included in the items noted above could be used in other continuing operations, we have or will transfer those assets as needed. Fixed assets that we cannot transfer to other operations will be scrapped. Accordingly, the write-down recorded during fiscal 2001 was based on expected transfers.

     Included in the $3.4 million net credit and $193.5 million net charge recorded during fiscal 2002 and 2001, respectively, were other charges related to the plan that were not accounted for in the reserve recorded on our Consolidated Balance Sheets because they were expensed as incurred. Such costs have been expensed as incurred while the asset disposition was being executed. During fiscal 2002 and 2001, these costs amounted to $5.3 million and $8.7 million, respectively, which were primarily related to non-accruable closing costs and inventory markdowns. Also included in the $193.5 million net charge recorded during fiscal 2001 was a reversal of previously accrued severance and benefits of $0.6 million related to a reduction in the severance payments required to be made to certain store employees in Canada in accordance with Ontario provincial law. During fiscal 2002, we recorded net adjustments of $10.7 million primarily related to reversals of previously accrued vacancy related costs. Refer to note (3) in the table below. These costs for both years are excluded from the table below, which represents only the reserve recorded on our Consolidated Balance Sheets as well as the goodwill/fixed asset writedowns.

     The following table summarizes the activity related to the aforementioned reserve recorded on our Consolidated Balance Sheets since the announcement of the charge in November 2001:


                                                 Severance
                                                    and          Goodwill/
                                 Occupancy        Benefits     Fixed Assets      Total
                                 ---------       ---------     ------------  ------------


     Original Charge             $  80,456       $  23,435      $  81,519    $   185,410
     Addition (1)                    1,673               -              -          1,673
     Utilization (2)                (1,806)         (2,891)       (81,519)       (86,216)
     Adjustment (3)                      -            (584)             -           (584)
                                 ---------       ---------      ---------    -----------
     Balance at
       February 23, 2002            80,323          19,960              -        100,283
     Addition (1)                    4,090           3,544              -          7,634
     Utilization (2)               (20,387)        (19,460)           776        (39,071)
     Adjustment (3)                (10,180)            250           (776)       (10,706)
                                 ----------      ---------      ----------   -----------
     Balance at
        February 22, 2003        $  53,846       $   4,294      $       -    $    58,140
                                 =========       =========      =========    ===========




(1) The additions to occupancy of $1.7 million and $4.1 million during fiscal 2001 and fiscal 2002 represent the present value of accrued interest related to lease obligations. The addition to severance of $3.5 million during fiscal 2002 related to retention and productivity incentives that were accrued as earned.

(2) Occupancy utilization of $1.8 million and $20.4 million during fiscal 2001 and fiscal 2002 represents vacancy related payments for closed locations. Severance utilization of $2.9 million and $19.5 million during fiscal 2001 and fiscal 2002 represents payments made to terminated employees during the period. Goodwill/fixed asset utilization of $81.5 million during fiscal 2001 represents the write-off of fixed assets of the operations to be discontinued and the write-off of goodwill related to the Barn warehouse in Canada that was deemed to be impaired.

(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. As a result, during fiscal 2001, we recorded an adjustment to severance and benefits of $0.6 million related to a reduction in the severance payments required to be made to certain store employees in Canada. Under Ontario provincial law, employees to be terminated as part of a mass termination are entitled to receive compensation, either worked or paid as severance, for a set period of time after the official notice date. Since such closures took place later than originally expected, less time remained in the aforementioned guarantee period. Further, during fiscal 2002, we recorded net adjustments of $10.7 million primarily related to reversals of previously accrued vacancy related costs due to the following:

         o Favorable results of assigning leases at certain locations of $3.6 million;
         o The decision to continue to operate one of the stores previously identified for closure due to changes in the competitive environment in the market in which that store is located of $3.3 million; and
         o The decision to proceed with development at a site that we had chosen to abandon at the time of the original charge due to changes in the competitive environment in the market in which that site is located of $3.3 million.

     As of February 22, 2003, we paid approximately $22 million of the total severance charge recorded, which resulted from the termination of approximately 1,100 employees. The remaining individual severance payments will be paid by the end of fiscal 2003.

     At February 22, 2003, approximately $10.7 million of the reserve was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

     Included in our Consolidated Statements of Operations for fiscal 2002, 2001 and 2000 are the sales and operating results of the aforementioned stores while they were open during the periods presented. The operating results of these stores were as follows:



                                                             Fiscal 2002       Fiscal 2001      Fiscal 2000
                                                            -------------     -------------    -------------


                  Sales                                         $23,367         $266,802          $319,812
                                                                =======         ========          ========

                  Operating loss                              $    (746)        $(24,376)         $(24,332)
                                                              =========         ========          ========



     As of February 22, 2003, we had closed all of the aforementioned stores except the one location in the United States at which we have decided to continue operations and one location in Canada where the closing was dependent upon the opening of another store in close proximity. This store subsequently closed in March 2003.

     Based upon current available information, we evaluated the reserve balances as of February 22, 2003 of $51.7 million for the 1998 phase of the asset disposition initiative and $58.1 million for the 2001 phase of the asset disposition initiative and have concluded that they are adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balances will be recorded in the future, if necessary.


Note 3 - Properties Held for Sale

     In February 2003, we announced the sale of a portion of our non-core assets, including nine of our stores in northern New England and seven stores in Madison, Wisconsin. Upon the announcement of the sale of these stores, we applied the provisions of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") to these properties held for sale. SFAS 144 requires properties held for sale to be classified as a current asset and valued on an asset-by-asset basis at the lower of carrying amount or fair value less costs to sell. In applying those provisions, we considered the binding sale agreements related to these properties as an estimate of the assets' fair value. As a result, $22.1 million in net property, plant and equipment were reclassified as of February 22, 2003, and included in "Prepaid expenses and other current assets" on our Consolidated Balance Sheets. As of April 2003, these stores were sold. Refer to Note 18 of our Consolidated Financial Statements.

     In accordance with the provisions of SFAS 144, the properties held for sale included in "Prepaid expenses and other current assets" will no longer be depreciated.


Note 4 - Inventory

     Approximately 13% and 12% of our inventories are valued using the last-in, first-out ("LIFO") method at February 22, 2003 and February 23, 2002. Such inventories would have been $17.5 million and $18.6 million higher at February 22, 2003 and February 23, 2002, respectively, if the retail and first-in, first-out methods were used. We recorded LIFO credits of $1.1 million in fiscal 2002 and $1.5 million in fiscal 2000 as compared to a LIFO charge of $0.5 million in fiscal 2001. Liquidation of LIFO layers in the periods reported did not have a significant effect on the results of operations.


Note 5 - Wholesale Franchise Business

     We serviced 65 franchised stores as of February 22, 2003 and 67 franchised stores as of February 23, 2002 in Canada. These franchisees are required to purchase inventory exclusively from the Company, which acts as a wholesaler to the franchisees. During fiscal 2002, 2001 and 2000, we had wholesale sales to these franchised stores of $713 million, $677 million and $631 million, respectively. A majority of the franchised stores were converted from our operated supermarkets. In addition, we sublease the stores and lease the equipment in the stores to the franchisees. We also provide merchandising, advertising, accounting and other consultative services to the franchisees for which we receive a fee, which mainly represents the reimbursement of costs incurred to provide such services.

     Our Company holds as assets inventory notes collateralized by the inventory in the stores and equipment lease receivables collateralized by the equipment in the stores. The current portion of the inventory notes and equipment leases, net of allowance for doubtful accounts, amounting to approximately $3.6 million and $2.8 million, were included in "Accounts receivable" on our Consolidated Balance Sheets at February 22, 2003 and February 23, 2002, respectively. The long-term portion of the inventory notes and equipment leases totaling approximately $41.1 million and $44.8 million, were included in "Other assets" on our Consolidated Balance Sheets at February 22, 2003 and February 23, 2002, respectively.

     The repayment of the inventory notes and equipment leases are dependent upon positive operating results of the stores. To the extent that the franchisees incur operating losses, we establish an allowance for doubtful accounts. We continually assess the sufficiency of the allowance on a store by store basis based upon the operating results and the related collateral underlying the amounts due from the franchisees. In the event of default by a franchisee, we reserve the option to reacquire the inventory and equipment at the store and operate the franchise as a corporate owned store.

     Included below are the amounts due to our Company for the next five years and thereafter from the franchised stores for equipment leases and inventory notes. The current portion of such amounts is included in "Accounts receivable" and the non-current portion is included in "Other assets" on our Consolidated Balance Sheets.



                                      Equipment               Inventory            Allowance for
                                        Leases                  Notes            Doubtful Accounts          Total
                                      --------                ---------         ------------------        ---------

       Fiscal
       ------
       2003                            $ 8,475                $ 2,482                $(4,120)               $ 6,837
       2004                              8,102                  1,993                                        10,095
       2005                              8,823                  1,595                                        10,418
       2006                              8,416                  1,329                                         9,745
       2007                              5,465                  1,329                                         6,794
       2008 and thereafter              14,134                  1,706                                        15,840
                                       -------                -------                -------                -------
                                        53,415                 10,434                 (4,120)                59,729
       Less interest portion           (15,003)                     -                      -                (15,003)
                                       -------                -------                -------                -------
       Due from franchise business     $38,412                $10,434                ($4,120)               $44,726
                                       =======                =======                =======                =======




     For fiscal 2002, 2001 and 2000, approximately $2 million, $1 million and $15 million, respectively, of the amounts due from franchisees relate to equipment leases which were non-cash transactions and, accordingly, have been excluded from our Consolidated Statements of Cash Flows.

     Refer to Note 12 - Commitments and Contingencies regarding our pending class action lawsuit relating to our Canadian franchise business.


Note 6 - Indebtedness

Debt consists of the following:


                                                                                      February 22,     February 23,
                                                                                          2003             2002
                                                                                    ---------------  ----------------


       9.375% Notes, due August 1, 2039                                               $   200,000       $   200,000
       9.125% Senior Notes, due December 15, 2011                                         230,500           275,000
       7.75% Notes, due April 15, 2007                                                    229,265           280,000
       7.70% Senior Notes, due January 15, 2004                                            22,100            22,100
       Deferred gain from termination of interest rate swaps                               10,008                 -
       Fair value adjustment of hedged debt                                                     -               992
       Mortgages and Other Notes, due 2003 through 2018
           (average interest rates at year end of 7.58% and
           7.62%, respectively)                                                             3,204             3,387
       U.S. Bank borrowings at 4.125%                                                     135,000                 -
       Less unamortized discount on 7.75% Notes                                              (980)           (1,513)
                                                                                      -----------       -----------
                                                                                          829,097           779,966
       Less current portion of long-term debt                                             (25,820)             (526)
                                                                                      -----------       -----------
       Long-term debt                                                                 $   803,277       $   779,440
                                                                                      ===========       ===========



     At February 22, 2003, we had a $425 million secured revolving credit agreement (as amended, the "Secured Credit Agreement") with a syndicate of lenders enabling us to borrow funds on a revolving basis sufficient to refinance short-term borrowings and provide working capital as needed. This agreement is comprised of a U.S. credit agreement amounting to $340 million and a Canadian credit agreement amounting to $85 million (C$128 million at February 22, 2003) and is collateralized primarily by inventory and company-owned real estate. Under the Secured Credit Agreement, $40 million of the loan commitments expire in December 2003 and $385 million of the loan commitments expire in June 2005.

     As of February 22, 2003, we had $135 million of borrowings under the Secured Credit Agreement which are classified as non-current as we have the ability to refinance these borrowings on a long-term basis. Accordingly, as of February 22, 2003, after reducing availability for outstanding letters of credit and inventory requirements, we had $130 million available under the Secured Credit Agreement. Borrowings under the agreement bear interest based on LIBOR and Prime interest rate pricing.

     Our loan agreements and certain notes contain various financial covenants, which require among other things, minimum fixed charge coverage (compares EBITDA plus rent with interest plus rents) and levels of leverage (compares EBITDA with outstanding indebtedness under the agreement) and capital expenditures. On February 21, 2003, we amended the Secured Credit Agreement in order to allow for greater flexibility for fiscal year 2003. The amendment is effective through and including the first quarter of fiscal year 2004 and includes, among other things, a change to the fixed coverage ratio from 1.4 to 1.15, a senior secured leverage ratio of 1.80, a waiver of the total leverage ratio, a minimum EBITDA level, and a limitation on capital expenditures. Certain of the covenants are impacted by the amount of proceeds we receive from asset sales. At February 22, 2003, we were in compliance with all of our covenants.

     During fiscal 2002, we repurchased in the open market $51 million of our 7.75% Notes due April 15, 2007 and $45 million of our 9.125% Notes due December 15, 2011. The cost of these open market repurchases resulted in a net extraordinary gain due to the early extinguishment of debt of $12.2 million. Under the recently amended Secured Credit Agreement, we are restricted from entering into additional bond repurchases.

     On December 14, 2001, we issued $275 million 9.125% Senior Notes due December 15, 2011. These notes pay interest semi-annually on June 15 and December 15 and are callable beginning December 15, 2006. We used the proceeds from the issuance of these notes to repay approximately $178 million of the total $200 million 7.70% Senior Notes due January 15, 2004 and for general corporate purposes including repayment of borrowings under our secured revolving credit agreement. The repayment of approximately $178 million of the 7.70% Senior Notes due January 15, 2004 took place in the form of a tender offer whereby we paid a 6.25% premium to par. In addition, we repurchased in the open market $20 million of our 7.75% Notes due April 15, 2007. The net cost of this tender and open market repurchase resulted in an extraordinary loss due to the early extinguishment of debt of $7.2 million after tax ($12.5 million pretax).

     During fiscal 2001, we entered into an interest rate hedging agreement with a commercial bank with a notional amount of $50 million maturing on April 15, 2007. This hedging agreement was designated as a fair value hedging instrument and effectively converted a portion of our 7.75% Notes due April 15, 2007 from fixed rate debt to floating rate debt. There were no ineffective changes in fair value of this hedging agreement. For the fiscal year ended February 23, 2002, this hedging agreement reduced borrowing costs by $0.2 million and had a fair value of $1.0 million at February 23, 2002. During fiscal 2002, we entered into additional interest rate hedging agreements with notional amounts totaling $100 million maturing on April 15, 2007. These hedging agreements effectively converted an additional portion of the Company's 7.75% Notes due April 15, 2007 from fixed rate debt to floating rate debt which averaged 4.0%. There were no ineffective changes in fair value of these hedging agreements. In January 2003, these hedging instruments were terminated, resulting in a gain of $10.2 million. This gain has been deferred and is being amortized as an offset to interest expense over the life of the underlying debt instrument. Such amount is classified as "Long-term debt" on our Consolidated Balance Sheets.

     As of February 22, 2003 and February 23, 2002, we had no borrowings under uncommitted lines of credit.

     The net book value of real estate pledged as collateral for all mortgage loans amounted to $3.2 million and $1.0 million at February 22, 2003 and February 23, 2002, respectively. The net book value of real estate pledged as collateral for our $425 million Secured Credit Agreement amounted to $82.9 million and $85.7 million at February 22, 2003 and February 23, 2002, respectively.

     We currently have active Registration Statements dated January 23, 1998 and June 23, 1999, allowing us to offer up to $75 million of debt and/or equity securities as of February 22, 2003 at terms determined by market conditions at the time of sale.

     Maturities for the next five fiscal years and thereafter are: 2003 -
$25.8 million; 2004 - $2.3 million; 2005 - $137.2 million; 2006 - $2.2 million;
2007 - $229.7 million; 2008 and thereafter - . $431.9 million. Interest payments on indebtedness were approximately $68 million for fiscal 2002, $60 million for fiscal 2001 and $80 million for fiscal 2000.


Note 7 - Fair Value of Financial Instruments

     The estimated fair values of our financial instruments are as follows:



                                                                 February 22, 2003                  February 23, 2002
                                                          ------------------------------     ------------------------------
                                                            Carrying            Fair           Carrying            Fair
                                                             Amount             Value           Amount             Value
                                                          -------------    -------------     -------------    -------------

       Interest Rate Swap                                   $         -      $         -       $       992      $       992
       9.375% Notes, due August 1, 2039                        (200,000)        (135,600)         (200,000)        (190,800)
       9.125% Senior Notes, due December 15, 2011              (230,500)        (186,705)         (275,000)        (283,250)
       7.75% Notes, due April 15, 2007                         (228,285)        (182,628)         (279,479)        (272,492)
       7.70% Senior Notes, due January 15, 2004                 (22,100)         (21,216)          (22,100)         (22,874)
       Mortgages and Other Notes, due 2003
          through 2018                                           (3,204)          (3,204)           (3,387)          (3,387)
       U.S. Bank borrowings at 4.125%                          (135,000)        (135,000)                -                -



     Fair value for the public debt securities is based on quoted market prices. As of February 22, 2003 and February 23, 2002, the carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.


Note 8 - Lease Obligations

     We operate primarily in leased facilities. Lease terms generally range up to twenty-five years for store leases and thirty years for other leased facilities, with options to renew for additional periods. In addition, we also lease some store equipment and trucks. The majority of the leases contain escalation clauses relating to real estate tax increases and certain store leases provide for increases in rentals when sales exceed specified levels.

     The Consolidated Balance Sheets include the following:


                                                                                      February 22,     February 23,
                                                                                          2003             2002
                                                                                    ---------------  ----------------


           Property under capital leases                                                $   178,491       $193,568
           Accumulated amortization                                                        (106,685)      (116,768)
                                                                                        -----------      ---------
              Net property under capital leases                                         $    71,806       $ 76,800
                                                                                        ===========       ========



     During fiscal 2002 and fiscal 2000, we entered into new capital leases totaling $9 million and $7 million, respectively. During fiscal 2001, we did not enter into any new capital leases. These capital lease amounts are non-cash transactions and, accordingly, have been excluded from the Consolidated Statements of Cash Flows. Interest paid as part of capital lease obligations was approximately $11 million in fiscal 2002, $13 million in fiscal 2001 and $14 million in fiscal 2000.

     Rent expense for operating leases during the last three fiscal years consisted of the following:



                                                           Fiscal 2002       Fiscal 2001      Fiscal 2000
                                                        ----------------  ---------------   ---------------

           Minimum rentals                                  $   273,396      $   249,509       $   219,113
           Contingent rentals                                     4,551            4,126             3,777
                                                            -----------      -----------       -----------
              Total rent expense                            $   277,947      $   253,635       $   222,890
                                                            ===========      ===========       ===========



     Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 22, 2003 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to facilities for which reserves have previously been established. In addition, we sublease 65 stores to the franchise business. Included in the operating lease column in the table below are the rental payments to be made by our Company partially offset by the rental income to be received from the franchised stores.




                                                                                    Capital         Operating
           Fiscal                                                                    Leases           Leases
           ------                                                               -------------    -------------


           2003                                                                  $     23,196    $     265,511
           2004                                                                        22,337          253,736
           2005                                                                        14,104          245,905
           2006                                                                        12,599          239,429
           2007                                                                        11,008          231,721
           2008 and thereafter                                                        107,222        2,252,444
                                                                                 ------------    -------------
                                                                                      190,466    $   3,488,746
                                                                                                 =============
           Less executory costs                                                          (443)
                                                                                 ------------
           Net minimum rentals                                                        190,023
           Less interest portion                                                      (92,751)
                                                                                 ------------
           Present value of net minimum rentals                                  $     97,272
                                                                                 ============



     During fiscal 2000 an agreement was entered into which provided financing for software purchases and hardware leases up to $71 million in the aggregate primarily relating to the business process initiative. At that time, software purchases and hardware leases were to be financed at an effective rate of 8.49% per annum, were to occur from time to time through 2004 and were to have equal monthly payments of $1.4 million. In May 2001, the agreement was amended to include only hardware leases. The amounts previously funded relating to software purchases of approximately $29 million were to be repaid over the next several months. Accordingly, as of February 23, 2002, substantially all of this balance had been repaid. Additionally, the monthly payment amount was amended to reflect expected utilization related to hardware leases. As of February 23, 2002, approximately $30 million had been funded related to hardware leases. Future payments related to these leases are included in the future minimum annual lease payments table. There will be no further funding under this agreement. The leasing of the hardware under this agreement is being accounted for as an operating lease in accordance with SFAS 13, "Accounting for Leases".


Note 9 - Income Taxes

     The components of (loss) income before income taxes and extraordinary item are as follows:



                                                           Fiscal 2002       Fiscal 2001      Fiscal 2000
                                                        ----------------  ---------------   ---------------

              United States                                 $  (135,737)    $   (151,556)        $ (66,035)
              Canada                                             66,213           43,282            35,799
                                                            -----------     ------------       -----------
                Total                                       $   (69,524)    $   (108,274)      $   (30,236)
                                                            ============    ============       ============



     The (provision for) benefit from income taxes before extraordinary item consists of the following:



                                                           Fiscal 2002       Fiscal 2001      Fiscal 2000
                                                        ----------------  ---------------   ---------------


         Current:
         Federal                                            $    24,166       $        -        $        -
         Canadian                                                (1,162)            (708)             (531)
         State and local                                         (3,104)          (3,000)           (3,000)
                                                            -----------       ----------        ----------
                                                                 19,900           (3,708)           (3,531)
                                                            -----------       ----------        ----------
         Deferred:
         Federal                                                 18,102           47,654            21,565
         Canadian                                               (24,852)         (19,336)          (16,372)
         State and local                                         17,273           18,980             9,074
         U.S. valuation allowance                              (166,589)               -                 -
                                                            ------------      ----------        ----------
                                                               (156,066)          47,298            14,267
                                                            ------------      ----------        ----------
         (Provision for) benefit from income taxes          $  (136,166)      $   43,590        $   10,736
                                                            ============      ==========        ==========


     The deferred income tax (provision) benefit resulted primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax regulations, net operating loss ("NOL") carryforwards and, in fiscal 2002, the U.S. valuation allowance.

     The deferred tax provision recorded in fiscal 2002 for our Canadian operations of approximately $24.9 million reflects the utilization of $12.0 million of NOL carryforwards and other temporary differences.

     The deferred tax provision recorded in fiscal 2002 for our U.S. operations of approximately $131.2 million, net mainly relates to NOL carryforwards and the U.S. related valuation allowance. In accordance with SFAS 109 "Accounting for Income Taxes", a valuation allowance is created and offset against the net deferred tax asset if, based on existing facts and circumstances, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Based upon our continued assessment of the realization of our U.S. net deferred tax asset and historic cumulative losses, and in particular, the significant increase in U.S. operating losses during the second quarter of fiscal 2002, we concluded that it was appropriate to establish a full valuation allowance for our U.S. net deferred tax asset in the amount of $133.7 million during the second quarter of fiscal 2002. During the remainder of fiscal 2002, the valuation allowance was increased by $32.9 million, totaling $166.6 million for the fiscal year. In future periods, U.S. losses will not be tax effected until such time as the certainty of future tax benefits can be reasonably assured. The valuation allowance will be adjusted when and if, in our opinion, significant positive evidence exists which indicates that it is more likely than not that we will be able to realize the U.S. deferred tax asset.

     As of February 22, 2003, we had NOL carryforwards of approximately $439 million from our U.S. operations, which will expire between February 2019 and February 2023.

     We have not recorded deferred income taxes on the undistributed earnings of our foreign subsidiaries because of our intent to indefinitely reinvest such earnings. At February 22, 2003, the undistributed earnings of the foreign subsidiaries amounted to approximately $183.2 million. Upon distribution of these earnings in the form of dividends or otherwise, we may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

     A reconciliation of income taxes before extraordinary item at the 35% federal statutory income tax rate for fiscal 2002, 2001 and 2000 to income taxes as reported is as follows:



                                                           Fiscal 2002       Fiscal 2001      Fiscal 2000
                                                        ----------------  ---------------   ---------------

      Income tax benefit computed
           at federal statutory income tax rate             $    24,333       $   37,899        $   10,583
      State and local income taxes, net of
           federal tax benefit                                    9,210           10,532             3,948
      Tax rate differential relating
           to Canadian operations                                (2,836)          (4,896)           (4,373)
      Goodwill and other permanent differences                     (284)              55               578
      U.S. valuation allowance                                 (166,589)               -                 -
                                                            ------------      ----------        ----------
      Income tax (provision) benefit, as reported           $  (136,166)      $   43,590        $   10,736
                                                            ============      ==========        ==========



       Income tax refunds, net of income tax payments for fiscal 2002, were approximately $10.0 million. Income tax payments, net of income tax refunds, for fiscal 2001 and 2000 were approximately $0.2 million and $2.2 million, respectively.

       The components of net deferred tax assets (liabilities) are as follows:



                                                                           February 22,      February 23,
                                                                                2003             2002
                                                                           -------------     -------------

Current assets:
    Insurance reserves                                                     $      25,533     $      26,481
    Other reserves and accrued benefits                                           43,813            47,299
    Accrued postretirement and postemployment benefits                               756               756
    Lease obligations                                                                775               899
    Pension obligations                                                            3,188             2,030
    Miscellaneous                                                                  5,181             4,290
                                                                           -------------     -------------
                                                                                  79,246            81,755
                                                                           -------------     -------------

Current liabilities:
    Inventories                                                                   (8,736)           (8,815)
    Health and welfare                                                            (8,267)           (8,840)
    Miscellaneous                                                                 (2,304)           (2,677)
                                                                           --------------    -------------
                                                                                 (19,307)          (20,332)
                                                                           --------------    -------------
Valuation allowance                                                              (58,312)                -
                                                                           --------------    -------------
Deferred income taxes included in prepaid expenses and
    other current assets                                                   $       1,627     $      61,423
                                                                           =============     =============


Non-current assets:
    Alternative minimum tax credits                                        $      31,984     $       7,500
    Other reserves including asset disposition charges                            75,828           113,880
    Lease obligations                                                              8,387             9,473
    NOL carryforwards                                                            181,938           168,345
    Insurance reserves                                                            16,800            15,539
    Accrued postretirement and postemployment benefits                            23,535            25,938
    Pension obligations                                                           11,293             9,494
    Step rents                                                                    24,066            22,095
    Miscellaneous                                                                  2,736             4,742
                                                                           -------------     -------------
                                                                                 376,567           377,006
                                                                           -------------     -------------
Non-current liabilities:
    Depreciation                                                                (255,683)         (266,159)
    Pension obligations                                                          (19,927)          (16,747)
    Unrealized gain on derivatives                                                (1,902)                -
    Miscellaneous                                                                 (2,375)           (2,430)
                                                                           --------------    -------------
                                                                                (279,887)         (285,336)
                                                                           --------------    -------------
Valuation allowance                                                             (103,182)                -
                                                                           --------------    -------------
Net non-current deferred income tax (liability) asset                      $      (6,502)    $      91,670
                                                                           ==============    =============

     The net non-current deferred tax asset and liability is recorded on the Consolidated Balance Sheets as follows:

                                                                           February 22,      February 23,
                                                                                2003             2002
                                                                           -------------     -------------

Other assets                                                               $           -     $      91,670
Non-current liability                                                             (6,502)                -
                                                                           --------------    -------------
     Net non-current deferred income tax (liability) asset                 $      (6,502)    $      91,670
                                                                           ==============    =============




Note 10 - Retirement Plans and Benefits

Defined Benefit Plans
     We provide retirement benefits to certain non-union and union employees under various defined benefit plans. Our defined benefit pension plans are non-contributory and benefits under these plans are generally determined based upon years of service and, for salaried employees, compensation. We fund these plans in amounts consistent with the statutory funding requirements.

     The components of net pension (income) cost were as follows:


                                                              2002                      2001                       2000
                                                   ------------------------     ---------------------     ---------------------
                                                       U.S.        Canada         U.S.       Canada          U.S.       Canada
                                                   -----------   ----------     --------    --------      ---------   ---------


         Service cost                                $   3,344   $    5,416     $  4,023    $  4,656      $   3,818   $   4,199
         Interest cost                                   9,372        9,753        9,659       9,386          9,236       9,956
         Expected return on plan assets                (12,057)     (14,827)     (12,627)    (14,489)       (11,243)    (14,186)
         Amortization of unrecognized net asset            (13)        (665)         (13)       (749)          (454)       (801)
         Amortization of unrecognized net prior
             service cost                                  292          294          291         293            604         306
         Amortization of unrecognized net
             actuarial gain                             (1,473)         (47)      (1,865)       (135)        (1,333)        (99)
         Curtailments and settlements                        -            -            -           -              -         668
         Administrative expenses and other                   -          215            -         569              -           -
                                                     ---------   ----------     --------    --------      ---------   ---------
             Net pension (income) cost               $    (535)  $      139     $   (532)   $   (469)     $     628   $      43
                                                     =========   ==========     =========   =========     =========   =========



     Our U.S. defined benefit pension plans are accounted for on a fiscal year basis, while our Canadian defined benefit pension plans are accounted for on a calendar year basis. The majority of plan assets is invested in stocks and bonds. The following tables set forth the change in benefit obligations and change in plan assets for fiscal 2002 and 2001 for our defined benefit plans:



                                                                              2002                          2001
                                                                 ---------------------------    ---------------------------
         Change in Benefit Obligation                                 U.S.        Canada             U.S.         Canada
         ----------------------------                             -----------   ----------       -----------   -----------

         Benefit obligation - beginning of year                   $  139,985    $ 150,895        $   134,071   $   140,548
         Service cost                                                  3,344        5,416              4,023         4,656
         Interest cost                                                 9,372        9,753              9,659         9,386
         Actuarial loss                                                6,409        2,737              4,362        10,287
         Benefits paid                                               (13,194)      (9,214)           (12,924)       (8,788)
         Amendments                                                        -            -                794             -
         Termination benefits                                              -            -                  -           361
         Effect of exchange rate                                           -        9,497                  -        (5,555)
                                                                  ----------    ---------        -----------   -----------
             Benefit obligation - end of year                     $  145,916    $ 169,084        $   139,985   $   150,895
                                                                  ==========    =========        ===========   ===========


         Change in Plan Assets
         ---------------------
         Plan assets at fair value - beginning of year            $  157,974    $ 176,396        $   155,657   $   191,123
         Actual return on plan assets                                 (2,230)      (6,852)            13,436          (115)
         Company contributions                                         2,007        6,059              1,805         1,086
         Benefits paid                                               (13,194)      (9,214)           (12,924)       (8,788)
         Effect of exchange rate                                           -       10,362                  -        (6,910)
                                                                  ----------    ---------        -----------   -----------
             Plan assets at fair value - end of year              $  144,557    $ 176,751         $  157,974   $   176,396
                                                                  ==========    =========        ===========   ===========

     Amounts recognized on our Consolidated Balance Sheets consisted of the following:

                                                                              2002                          2001
                                                                 ---------------------------    ---------------------------
                                                                      U.S.        Canada             U.S.         Canada
                                                                  -----------   ----------       -----------   -----------


         Plan assets in excess of projected benefit obligation    $   (1,359)   $   7,667        $    17,989   $    25,501
         Unrecognized net transition asset                               (26)        (401)               (39)       (1,029)
         Unrecognized prior service cost                                 554        1,518                840         1,718
         Unrecognized net actuarial (gain) loss                      (13,296)      35,207            (35,459)        9,492
                                                                  ----------    ---------        -----------   -----------
             Total recognized on the Consolidated Balance Sheets  $  (14,127)   $  43,991        $   (16,669)  $    35,682
                                                                  ==========    =========        ===========   ===========


                                                                              2002                          2001
                                                                 ---------------------------    ---------------------------
                                                                      U.S.        Canada             U.S.         Canada
                                                                  -----------   ----------       -----------   -----------

         Prepaid benefit cost                                     $   16,028    $  43,991        $    12,123   $    35,682
         Accrued benefit liability                                   (32,548)           -            (29,963)            -
         Intangible asset                                                752            -                995             -
         Accumulated other comprehensive income                        1,641            -                176             -
                                                                  ----------    ---------        -----------   -----------
             Total recognized on the Consolidated
                Balance Sheets                                    $  (14,127)   $  43,991        $   (16,669)  $    35,682
                                                                  ==========    =========        ===========   ===========






     Plans with accumulated benefit obligation in excess of plan assets consisted of the following and only relate to U.S. plans:



                                                                                2002             2001
                                                                           -------------     -------------

         Accumulated benefit obligation                                       $   26,237        $   45,192
         Projected benefit obligation                                         $   26,289        $   45,894
         Plan assets at fair value                                            $      335        $   19,709



     The prepaid pension asset is included in "Other assets" on the Consolidated Balance Sheets while the pension liability is included in "Accrued salaries, wages and benefits" and "Other non-current liabilities".

     At February 22, 2003 and February 23, 2002, our additional minimum pension liability for our defined benefit plans exceeded the aggregate of the unrecognized prior service costs and the net transition obligation. Accordingly, stockholders' equity was reduced by $1.5 million and $0.1 million, respectively.

     During the year ended February 25, 1995, our Canadian subsidiary and the United Food & Commercial Workers International Union, Locals 175 and 633, entered into an agreement that resulted in the amalgamation of three of our Canadian defined benefit pension plans with the Canadian Commercial Workers Industry Pension Plan ("CCWIPP"), retroactive to July 1, 1994. The agreement was subject to the approval of the CCWIPP trustees and the appropriate regulatory bodies. During fiscal 2000, the Company received final approval of the agreement. Under the terms of this agreement, for the year ended February 24, 2001, CCWIPP assumed the assets and defined benefit liabilities of the three pension plans. Further, we are required to make defined contributions to CCWIPP based upon hours worked by employees who are members of CCWIPP and to the extent assets transferred exceeded liabilities assumed, we received a funding holiday from CCWIPP for such defined contributions. As a result of this transfer, during fiscal 2000, we recorded a $0.4 million net expense and a $2.7 million adjustment to the minimum pension liability.

     Actuarial assumptions used to determine year-end plan status are as follows:


                                                                           2002                       2001
                                                                  -----------------------    -----------------------
                                                                     U.S.        Canada        U.S.        Canada
                                                                  --------       ------      -------       ------

       Weighted average discount rate                                6.50%        6.50%        7.00%        6.50%

       Weighted average rate of compensation increase                3.50%        4.00%        4.00%        4.00%

       Expected long-term rate of return on plan assets              7.50%        8.50%        8.00%        8.50%




The expected long-term rate of return on plan assets for fiscal 2003 is 7.50%.

Defined Contribution Plans
     We maintain a defined contribution retirement plan to which we contribute an amount equal to 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. We contribute to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in our contributions after 5 years of service. Our contributions charged to operations for both plans were approximately $12.6 million, $12.3 million and $11.3 million in fiscal years 2002, 2001 and 2000, respectively.

Multi-employer Union Pension Plans
     We participate in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by our other pension plans. The pension expense for these plans approximated $40.3 million, $37.5 million and $35.3 million in fiscal 2002, 2001 and 2000, respectively. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, we have not established any liabilities for future withdrawals because such withdrawals from these plans are not probable and the amount cannot be estimated.

Postretirement Benefits
     We provide postretirement health care and life benefits to certain union and non-union employees. We recognize the cost of providing postretirement benefits during employees' active service period. These benefits are accounted for on a calendar year basis.

     The components of net postretirement benefits cost (income) are as follows:



                                                                                   52 Weeks Ended
                                                                 ----------------------------------------------------
                                                                   December 31,    December 31,     December 31,
         U.S. Plans                                                    2002             2001              2000
         ----------                                              ----------------- ---------------- -----------------

         Service cost                                                 $      351      $       284       $       258
         Interest cost                                                     1,419            1,481             1,308
         Prior service cost                                               (1,347)          (1,347)           (1,347)
         Amortization of gain                                               (322)            (445)             (848)
                                                                      -----------     -----------       -----------
             Net postretirement benefits cost (income)                $      101      $       (27)      $      (629)
                                                                      ==========      ===========       ===========


                                                                                   52 Weeks Ended
                                                                 ----------------------------------------------------
                                                                    December 31,      December 31,     December 31,
         Canadian Plans                                                2002              2001              2000
         --------------                                          -----------------  ----------------  ---------------
         Service cost                                                 $      302      $       281       $       229
         Interest cost                                                       885              884               752
         Prior service cost                                                  (33)             (33)                -
         Amortization of loss                                                292              322               156
                                                                      ----------      -----------       -----------
             Net postretirement benefits cost                         $    1,446      $     1,454       $     1,137
                                                                      ==========      ===========       ===========





     The unfunded status of the plans is as follows:


                                                             December 31, 2002            December 31, 2001
                                                       ---------------------------  ----------------------------
                                                           U.S.         Canada           U.S.          Canada
                                                       -----------   -------------  -------------  -------------

         Unfunded accumulated benefit obligation
             at beginning of year                      $    21,975   $      13,164  $      20,624  $      13,089
         Service cost                                          351             302            284            281
         Interest cost                                       1,419             885          1,481            884
         Benefits paid                                      (1,912)           (737)        (1,747)          (501)
         Actuarial (gain) loss                                (841)            310          1,333            (93)
         Foreign exchange                                        -             829              -           (496)
                                                       -----------   -------------  -------------  --------------
         Accumulated benefit obligation at end
             of year                                        20,992          14,753         21,975         13,164
         Unrecognized net loss (gain) from
             experience differences                          7,746          (5,693)         7,227         (5,706)
         Unrecognized prior service cost                    10,511             453         11,858            459
                                                       -----------   -------------  -------------  -------------
         Accrued postretirement benefit costs at
             end of year                               $    39,249   $       9,513  $      41,060  $       7,917
                                                       ===========   =============  =============  =============

         Assumed discount rate                                6.5%            6.5%          6.75%          6.75%
                                                       ===========   =============  =============  =============



     The assumed rate of future increase in health care benefit cost for fiscal 2003 was 12.0% - 14.0% and is expected to decline to 5.5% by the year 2020 and remain at that level thereafter. The effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of service and interest cost would either increase by $0.2 million or decrease by $0.1 million, while the accumulated postretirement benefit obligation would either increase by $1.4 million or decrease by $1.2 million.

Postemployment Benefits
     We accrue costs for pre-retirement, postemployment benefits provided to former or inactive employees and recognize an obligation for these benefits. The costs of these benefits have been included in operations for each of the three fiscal years in the period ended February 22, 2003. As of February 22, 2003 and February 23, 2002, we had a liability reflected on the Consolidated Balance Sheets of $22.8 million and $24.7 million, respectively, related to such benefits.


Note 11 - Stock Options

     At February 22, 2003, we had four stock-based compensation plans. We apply the principles of APB 25 for stock options and FASB Interpretation No. 28 for Stock Appreciation Rights ("SAR's"). SAR's allow the holder, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price.

     Effective July 13, 1999, the Board of Directors and stockholders approved the 1998 Long Term Incentive and Share Award Plan (the "1998 Plan") for our Company's officers and key employees. The 1998 Plan provides for the granting of 5,000,000 shares as options, SAR's or stock awards.

     Our 1994 Stock Option Plan (the "1994 Plan") for officers and key employees provided for the granting of 1,500,000 shares as either options or SAR's. The 1984 Stock Option Plan for officers and key employees, which expired on February 1, 1994, provided for the granting of 1,500,000 shares and was amended as of July 10, 1990 to increase the number of options available for grant by 1,500,000 as either options or SAR's.

     The 1994 Stock Option Plan for Board of Directors (the "1994 Board of Directors' Plan") provides for the granting of 100,000 stock options at the fair market value of our common stock at the date of grant. Options granted under this plan totaled 4,000 in fiscal 2002, and 8,000 in both fiscal 2001 and fiscal 2000. At February 22, 2003, there were 66,767 options available for grants under this plan.

     Options and SAR's issued under all of our plans are granted at the fair market value of our common stock at the date of grant. Options and SAR's issued under the 1994 Plan and the 1998 Plan vest over a four year period on the anniversary date of issuance, while options issued under the 1994 Board of Directors' Plan vest over a three year period on the anniversary date of issuance. In fiscal 2002, options granted under the 1998 Plan and the 1994 Plan totaled 1,562,065 and 512,400, respectively. There were no SAR's granted during fiscal 2002. At February 22, 2003, there were 1,206,227 options available for granting under the 1998 Plan. There were no options available for granting under the 1994 Plan.

     With respect to SAR's, for fiscal 2002 we recognized a $0.5 million credit to reverse previously accrued SAR compensation charges due to the decline in our stock price. For fiscal 2001, we recognized compensation expense of $0.5 million due to a rise in our stock price. For fiscal 2000, no expense was recorded due to the decline in our stock price. There was no compensation expense recognized for the other plans since the exercise price of the stock options equaled the fair market value of our common stock on the date of grant.

     A summary of option transactions is as follows:

         Officers, Key Employees and Directors
         -------------------------------------

                                                                                               Weighted
                                                                                                Average
                                                                               Shares            Price
                                                                           -------------       ---------

         Outstanding February 26, 2000                                         2,023,950       $   30.30
             Granted                                                           1,498,550           16.11
             Cancelled or expired                                               (277,836)          26.88
                                                                           -------------       ---------
         Outstanding February 24, 2001                                         3,244,664       $   24.04
             Granted                                                           1,506,513            9.48
             Cancelled or expired                                               (419,780)          25.61
             Exercised                                                           (20,412)          14.85
                                                                           -------------       ---------
         Outstanding February 23, 2002                                         4,310,985       $   18.84
             Granted                                                           2,078,465           13.17
             Cancelled or expired                                             (1,240,769)          17.75
             Exercised                                                          (148,178)          18.94
                                                                           --------------      ---------
         Outstanding February 22, 2003                                         5,000,503       $   16.75
                                                                           =============       =========

         Exercisable at:
             February 23, 2002                                                 1,393,561       $   26.97
             February 22, 2003                                                 1,665,327       $   23.99




       The weighted average fair values of options granted during the last three fiscal years are as follows:

                 Fiscal 2000                                      $  8.80
                 Fiscal 2001                                      $  5.77
                 Fiscal 2002                                      $  7.18

       A summary of stock options outstanding and exercisable at February 22, 2003 is as follows:




                                                     Weighted
                                       Options        Average       Weighted        Options        Weighted
                Average Range        Outstanding     Remaining       Average      Exercisable       Average
                  of Grant               at         Contractual       Grant            at            Grant
                   Prices              2/22/03         Life           Price          2/22/03         Price
         ------------------------   -------------  -------------  --------------  -------------  -------------
             $ 4.89  -  $ 8.94         1,029,400      9.8 years      $  5.45          39,125        $  7.78
             $ 9.06  -  $10.66         1,046,104      8.1 years      $  9.09         216,731        $  9.11
             $11.63  -  $16.31            64,500      8.7 years      $ 14.26          13,334        $ 14.25
             $17.38  -  $19.80         1,476,724      8.2 years      $ 17.72         393,693        $ 17.96
             $21.50  -  $30.00           600,350      5.6 years      $ 27.62         358,350        $ 27.59
             $30.25  -  $31.75           448,149      5.8 years      $ 31.38         383,147        $ 31.35
             $32.31  -  $37.00           335,276      6.3 years      $ 32.61         260,947        $ 32.64
                                    ------------                      ------      ----------       --------
                                       5,000,503                     $ 16.75       1,665,327         $23.99
                                    ============                     =======      ==========       ========




       A summary of SAR transactions is as follows:

Officers and Key Employees
--------------------------


                                                                                                     Price Range
                                                                                Shares                Per Share
                                                                            ------------        -------------------

Outstanding February 26, 2000                                                    882,762        $  21.88  -  $52.38
    Cancelled or expired                                                        (375,000)          24.75  -   52.38
                                                                            ------------        -------------------
Outstanding February 24, 2001                                                    507,762        $  21.88  -  $45.38
    Cancelled or expired                                                        (265,625)          23.38  -   24.75
    Exercised                                                                     (9,375)          23.38  -   45.38
                                                                            ------------        -------------------
Outstanding February 23, 2002                                                    232,762        $  21.88  -  $31.63
    Cancelled or expired                                                         (84,000)          23.38  -   27.25
    Exercised                                                                    (16,887)          21.88  -   24.75
                                                                            ------------        -------------------
Outstanding February 22, 2003                                                    131,875        $  23.38  -  $31.63
                                                                            ============        ===================

Exercisable at:
    February 23, 2002                                                            232,762        $  21.88  -  $31.63
    February 22, 2003                                                            131,875        $  23.38  -  $31.63




Note 12 - Commitments and Contingencies

       In May of 1999, four present and former employees of The Food Emporium filed suit against the Company in federal court in New York for unpaid wages and overtime. In April 2000, the judge certified the case as a class action status for this case covering approximately 82 stores in 9 counties in the New York metropolitan area. Approximately 840 current and former full and part-time employees of The Food Emporium and A&P opted into the class. In April 2003, the Company filed a Motion to Decertify the Collective Action under the Fair Labor Standards Act.

     On January 13, 2000, the Attorney General of the State of New York filed an action in New York Supreme Court, County of New York, alleging that we and our subsidiary Shopwell, Inc., together with our outside delivery service Chelsea Trucking, Inc., violated New York law by failing to pay minimum and overtime wages to individuals who deliver groceries at one of the Food Emporium's stores in New York City. The complaint sought a determination of violation of law, an unspecified amount of restitution, an injunction and costs. A purported class action lawsuit was filed on January 13, 2000 in the federal district court for the Southern District of New York against our Company, Shopwell, Inc. and others by Faty Ansoumana and others. The federal court action made similar minimum wage and overtime pay allegations under both federal and state law and extends the allegations to various stores operated by our Company. In May 2001, the federal court granted plaintiffs' motion for certification of a class action. On September 18, 2002, the plaintiffs, the Attorney General and our Company entered into a Stipulation and Agreement of Settlement pursuant to which we would pay approximately $3.3 million in full settlement of the actions and would receive releases from the class and the Attorney General and the actions would be dismissed with prejudice. On January 23, 2003, the federal district court entered an order and final judgment approving the settlement and dismissing the action against our Company. On March 17, 2003, the Attorney General and our Company filed a Stipulation of Discontinuance in New York Supreme Court, dismissing with prejudice the Attorney General's action against our Company. We have made the full payment required by the settlement agreement.

     In April 2002, three Canadian Food Basics franchisees commenced a breach of contract action in a Canadian court against The Great Atlantic & Pacific Company of Canada, Limited ("A&P Canada") as representative plaintiffs for a purported class of approximately 70 current and former Canadian Food Basics franchisees. The lawsuit seeks unspecified damages in connection with A&P Canada's alleged failure to distribute to the franchisees the full amount of vendor allowances and/or rebates to which the franchisees claim they are entitled under the operative franchise agreements. A&P Canada disputes the plaintiff-franchisees' claim and has filed a counterclaim seeking to recover subsidies made by it to the plaintiffs. The lawsuit was certified as a class action in December 2002. The majority of the potential class members have opted out of this class proceeding. A&P Canada has obtained leave to appeal the class certification order and is proceeding with the appeal.

     On June 5, 2002, a purported securities class action Complaint was filed in the United States District Court for the District of New Jersey against our Company and certain of our officers and directors in an action captioned Brody
v. The Great Atlantic & Pacific Tea Co., Inc., No. 02 CV 2674 (FSH) . The Brody lawsuit and four subsequently-filed related lawsuits were consolidated into a single lawsuit captioned In re The Great Atlantic & Pacific Tea Company, Inc. Securities Litigation, No. 02 CV 2674 (FSH) (the "Class Action Lawsuit"). On December 2, 2002, plaintiffs filed their Consolidated Amended Class Action Complaint (the "Complaint"), which alleges claims under Sections 10(b) (and Rule 10b-5 promulgated thereunder) and 20(a) of the Securities Exchange Act of 1934 arising out of our Company's July 5, 2002 filing of restated financial statements for fiscal 1999, fiscal 2000 and the first three quarters of fiscal 2001. The Complaint in the Class Action Lawsuit seeks unspecified money damages, costs and expenses. On January 17, 2003, defendants filed a motion seeking to dismiss the Complaint. On February 28, 2003, plaintiffs filed their brief in opposition to defendants' motion. Defendants' reply brief in support of their dismissal motion was filed on March 28, 2003.

     On May 31, 2002, a stockholder's derivative Complaint was filed in the Superior Court of New Jersey in Bergen County against our Company's directors (some of whom are also executive officers) in an action captioned Osher v. Barline, Civ. Action No. BER L-4673-02 (N.J. Super. Ct.) (the "Derivative Lawsuit"). The Complaint, which arises out of the events at issue in the Class Action Lawsuit, alleges that the defendants violated their fiduciary obligations to our Company and our stockholders by failing to establish and maintain adequate accounting controls and mismanaging the assets and business of our Company. Plaintiff seeks unspecified money damages, costs and expenses. In or about December 2002, after the parties had agreed to and submitted for the Court's consideration a stipulation and proposed Order staying the Derivative Lawsuit pending the outcome of defendants' motion to dismiss the Complaint in the Class Action Lawsuit, the Court dismissed the Derivative Lawsuit without prejudice.

     We are subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. We are also subject to certain environmental claims. While the outcome of these claims cannot be predicted with certainty, Management does not believe that the outcome of any of these legal matters will have a material adverse effect on our consolidated results of operations, financial position or cash flows.

     As part of our business process initiative, contracts have been entered committing the Company to purchase hardware, software and consulting services from various vendors. At February 22, 2003, these commitments totaled $11.8 million. These purchases will be made, in accordance with the terms of their contracts, over the next two fiscal years.

     We adopted the accounting and disclosure requirements of FASB Interpretation 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" during fiscal 2002. As required to be disclosed by this interpretation, we are the guarantor of a loan of $2.4 million related to a shopping center, which will expire in 2011.


Note 13 - Operating Segments

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chairman of the Board, President and Chief Executive Officer.

     We currently operate in three reportable segments: United States Retail, Canada Retail and Canada Wholesale. The retail segments are comprised of retail supermarkets in the United States and Canada, while the wholesale segment is comprised of our Canadian operation that serves as exclusive wholesaler to our franchised stores.

     The accounting policies for the segments are the same as those described in the summary of significant accounting policies. We measure segment performance based upon income (loss) from operations.

     Information on segments is as follows:




OPERATING DATA                                                Fiscal 2002         Fiscal 2001         Fiscal 2000
--------------                                             -----------------  ------------------  ------------------
Sales
     U.S. Retail                                            $     8,124,627     $     8,490,104    $      8,247,224
     Canada Retail                                                1,957,257           1,806,705           1,745,129
     Canada Wholesale                                               712,486             676,506             630,513
                                                            ---------------     ---------------    ----------------
         Total Company                                      $    10,794,370     $    10,973,315    $     10,622,866
                                                            ===============     ===============    ================

Depreciation and amortization
     U.S. Retail                                            $       223,612     $       227,257    $        223,550
     Canada Retail                                                   39,973              35,295              32,221
     Canada Wholesale                                                     -                   -                   -
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       263,585     $       262,552    $        255,771
                                                            ===============     ===============    ================


Income (loss) from operations
     U.S. Retail                                            $       (62,187)    $       (71,359)   $         21,999
     Canada Retail                                                   39,056              21,301              20,380
     Canada Wholesale                                                30,389              26,534              23,651
                                                            ---------------     ---------------    ----------------
         Total Company                                      $         7,258     $       (23,524)   $         66,030
                                                            ===============     ================   ================

Interest expense
     U.S. Retail                                            $       (75,919)    $       (81,574)   $        (88,084)
     Canada Retail                                                   (6,013)             (7,557)            (11,436)
     Canada Wholesale                                                (2,747)             (2,591)             (2,968)
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       (84,679)    $       (91,722)   $       (102,488)
                                                            ===============     ===============    ================

Interest income
     U.S. Retail                                            $         2,369     $         1,377    $             50
     Canada Retail                                                    2,083               1,970               2,099
     Canada Wholesale                                                 3,445               3,625               4,073
                                                            ---------------     ---------------    ----------------
         Total Company                                      $         7,897     $         6,972    $          6,222
                                                            ===============     ===============    ================

(Loss) income before income taxes and extraordinary item
     U.S. Retail                                            $      (135,737)    $      (151,556)   $        (66,035)
     Canada Retail                                                   35,126              15,714              11,043
     Canada Wholesale                                                31,087              27,568              24,756
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       (69,524)    $      (108,274)   $        (30,236)
                                                            ===============     ===============    =================




                                                             February 22,        February 23,        February 24,
FINANCIAL POSITION DATA                                          2003                2002                2001
-----------------------                                    -----------------  ------------------  ------------------
Capital expenditures
     U.S. Retail                                            $       164,586     $       192,705    $        356,850
     Canada Retail                                                   54,944              53,477              58,992
     Canada Wholesale                                                     -                   -                   -
                                                            ---------------     ---------------    ----------------
     Total Company                                          $       219,530     $       246,182    $        415,842
                                                            ===============     ===============    ================


Total assets
     U.S. Retail                                            $     2,216,455     $     2,599,628    $      2,688,190
     Canada Retail                                                  597,634             521,278             549,182
     Canada Wholesale                                                71,148              73,358              81,785
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     2,885,237     $     3,194,264    $      3,319,157
                                                            ===============     ===============    ================


Long-lived assets
     United States                                          $     1,318,238     $     1,451,235    $      1,637,036
     Canada                                                         323,973             289,088             287,211
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     1,642,211     $     1,740,323    $      1,924,247
                                                            ===============     ===============    ================




Note 14 - Sale-Leaseback Transactions

     During fiscal 2000, we sold 12 properties and simultaneously leased them back from the purchaser. The properties subject to this sale had a carrying value of approximately $68.4 million. Net proceeds received related to these transactions amounted to approximately $113.7 million. Of the 12 properties sold, 11 were sold for a profit resulting in a gain after deducting expenses of $44.0 million. One property in the aforementioned transaction was sold at a loss of $2.6 million after expenses. Since the fair value of this property was less than its carrying value, we recognized this loss in full during fiscal 2000.

     During fiscal 2001, we sold 9 additional properties and simultaneously leased them back from the purchaser. The properties subject to this sale had a carrying value of approximately $52.1 million. Net proceeds received related to these transactions amounted to approximately $65.2 million. Of the 9 properties sold, 6 were sold for a profit resulting in a gain after deducting expenses of $15.4 million. Three properties in the aforementioned transaction were sold at a loss of $4.5 million after expenses. The majority of this loss was related to one of these properties, which was anticipated at the end of fiscal 2000, and, accordingly, was recognized in full at that time since the carrying value of such property exceeded its fair value less the cost of disposal.

     The aforementioned sales resulted in a combined gain of $59.5 million, which has been deferred and is included in "Other non-current liabilities" in our Consolidated Balance Sheets and is being amortized over the lives of the respective leases as a reduction of rental expense. During fiscal 2002 and 2001, we recognized $3.0 million and $2.8 million of this gain, respectively, leaving $53.6 million as a deferred gain at February 22, 2003.

     We did not enter into any sale-leaseback transactions during fiscal 2002; however, we expect to enter into similar transactions for other owned properties from time to time in the future.

     The resulting leases of the 21 properties sold in fiscal 2000 and 2001 have terms ranging from 20 to 25 years, with options to renew for additional periods, and are being accounted for as operating leases in accordance with SFAS 13, "Accounting for Leases". Future minimum lease payments for these operating leases, which have been included in the future minimum lease payments table in Note 8 - Lease Obligations, are as follows:


    Fiscal
    ------
     2003                                          $    20,612
     2004                                               20,612
     2005                                               20,612
     2006                                               20,612
     2007                                               20,612
     2008 and thereafter                               299,312
                                                   -----------
        Total                                      $   402,372
                                                   ===========


Note 15 - Gain On Proceeds From The Demutualization Of A Mutual Insurance
          Company

     During fiscal 2001, we received $60.6 million from the demutualization of The Prudential Insurance Company. This consisted of cash of $35.2 million, and common stock of $25.4 million, which is included in "Prepaid expenses and other current assets", in our Consolidated Balance Sheets at February 23, 2002. This amount was recorded as a nonrecurring gain and included in the determination of income (loss) from operations and net cash provided by operating activities in fiscal 2001. At February 23, 2002, we had an unrealized gain of $0.9 million, net of tax related to the common stock held as available for sale securities that was recorded as a separate component of Stockholders' Equity.

     During fiscal 2002, we sold our remaining holdings in this common stock and recognized a gain of $1.7 million. This gain was included in "Store operating, general and administrative expense" on our Consolidated Statements of Operations for fiscal 2002.


Note 16 - Related Party Transactions

     A & P Properties Limited, a subsidiary of our Company, leases a store in Windsor, Ontario, Canada from Tenga Capital Corporation, which is owned by Erivan and Helga Haub. Erivan Haub is the father of Christian W. E. Haub, our Chairman of the Board, President and Chief Executive Officer, and is a general partner, together with Tengelmann Verwaltungs- und Beteiligungs GmbH, Karl Erivan Warder Haub and Christian W. E. Haub of Tengelmann, which owns a controlling interest of our common stock. Helga Haub is the mother of Christian
W. E. Haub and is a member of our Board of Directors. The lease, which commenced in 1983 and expires on October 31, 2013, includes four 5-year renewal options. The base annual rental is C$0.5 million (U.S. $0.3 million) until October 31, 2003, when it decreases to C$0.4 million.

     We are a party to agreements granting Tengelmann and its affiliates the exclusive right to use the "A&P(R)" and "Master Choice(R)" trademarks in Germany and other European countries pursuant to which we received $0.1 million during each of fiscal 2002, 2001 and 2000, which is the maximum annual royalty fee under such agreements. We are also a party to agreements under which we purchased from Wissoll, which is an affiliate of Tengelmann, approximately $0.7 million, $0.6 million and $0.7 million worth of the Black Forest line and Master Choice(R) candy during fiscal 2002, 2001 and 2000, respectively.

     We own a jet aircraft, which Tengelmann leases under a full cost reimbursement lease. During fiscal 2002, 2001 and 2000, Tengelmann was obligated to reimburse us $2.8 million, $2.5 million and $3.2 million, respectively, for their use of the aircraft.

Note 17 - Environmental Liability

     We own a non-retail real estate location that was subjected to environmental contamination. We obtained an environmental remediation report to enable us to assess the potential environmental liability related to this property. Factors considered in determining the liability included, among others, whether we had been designated as a potentially responsible party, the number of potentially responsible parties designated at the site, the stage of the proceedings and the available environmental technology.

     During fiscal 2000, we assessed the likelihood that a loss had been incurred at this site as probable and based on findings included in remediation reports and discussion with legal counsel, estimated the potential loss to be $3.0 million on an undiscounted basis. Accordingly, such amount was accrued at that time. At each balance sheet date, we assess our exposure with respect to this environmental remediation based on current available information. Subsequently, during fiscal 2000, with respect to such review, we determined that additional costs amounting to $1.3 million would be incurred to remedy these environmental issues and, accordingly, this additional amount was accrued.

     During fiscal 2001, due to an unfavorable ruling by the local municipality, which was subsequently upheld by the New Jersey Superior Court, denying our proposed development plan, we determined that a decrease in the value of the property had occurred and recorded an additional charge of $2.0 million.

     The total liability, net of costs incurred to date, of $3.9 million was included in "Other non-current liabilities" in our Consolidated Balance Sheets at February 22, 2003.


Note 18 - Subsequent Events

     On March 14, 2003 we entered into an agreement to sell an additional eight stores in northern New England. As of April 2003, this asset sale and the asset sales described in Note 3 to our Consolidated Financial Statements were completed, generating proceeds of approximately $140 million and resulting in a gain of approximately $70 to $80 million.

Note 19 - Summary of Quarterly Results (Unaudited)



       The following table summarizes our results of operations by quarter for fiscal 2002 and 2001. The first quarter of each fiscal year contains sixteen weeks, while the other quarters each contain twelve weeks.


                                         First               Second            Third            Fourth             Total
                                        Quarter              Quarter          Quarter           Quarter            Year
                                    ---------------     ----------------  ---------------  ----------------  ---------------
2002 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------


Sales                                    $3,307,238        $2,500,478       $2,466,475        $2,520,179      $10,794,370
Gross margin                                947,555           709,571          692,130           706,777        3,056,033
Depreciation and amortization                76,906            61,844           61,131            63,704          263,585
Income (loss) from operations (a) (d)        27,771            (3,165)          (7,603)           (9,745)           7,258
Interest expense                            (26,752)          (19,640)         (19,816)          (18,471)         (84,679)
Income (loss) before income
    taxes and extraordinary item              2,978           (19,700)         (26,188)          (26,614)         (69,524)
Extraordinary (loss) gain on early
    extinguishment of debt, net of tax         (397)             (287)               -            12,865           12,181
Net income (loss) (b)                         1,875          (144,684)         (29,732)          (20,968)        (193,509)
Per share data:
    Income (loss) before extraordinary
      item - basic and diluted (c)             0.06             (3.76)           (0.77)            (0.88)           (5.34)
    Extraordinary (loss) gain on early
      extinguishment of debt - basic
      and diluted (c)                         (0.01)                -                -              0.34             0.31
    Net income (loss) - basic and
      diluted (c)                              0.05             (3.76)           (0.77)            (0.54)           (5.03)
Market price:
    High                                      28.44             20.00            10.85              8.25
    Low                                       18.55              9.75             5.34              4.70
Number of stores served at end of period        692               692              692               695
Number of franchised stores
    served at end of period                      68                66               65                65

-----------------------------------------------------------------------------------------------------------------------------
Such amounts are comprised of the following; item (b) is net of applicable income taxes:

(a)  Asset disposition initiative          $ (6,963)        $  (1,303)       $  11,128         $   3,532        $   6,394
     Gain on proceeds from insurance
       company demutualization                1,717                 -                -                 -            1,717
     All other earnings (losses) from
       operations                            33,017            (1,862)         (18,731)          (13,277)            (853)
                                           --------         ----------       ----------        ----------       ----------
     Income (loss) from operations         $ 27,771         $  (3,165)       $  (7,603)         $ (9,745)       $   7,258
                                           ========         ==========       =========          =========       =========

(b)  Asset disposition initiative          $ (4,094)        $    (776)       $  11,132          $  3,331        $   9,593
     Gain on proceeds from insurance
       company demutualization                  996                 -                -                 -              996
     Extraordinary (loss) gain on early
       extinguishment of debt                  (397)             (287)               -            12,865           12,181
     Deferred tax asset valuation allowance       -          (133,675)               -                 -         (133,675)
     All other earnings (losses)              5,370            (9,946)         (40,864)          (37,164)         (82,604)
                                           --------          ---------       ----------         ---------       ----------
     Net income (loss)                     $  1,875         $(144,684)       $ (29,732)        $ (20,968)       $(193,509)
                                           ========         ==========       =========         ==========       =========

(c)  The sum of quarterly basic income per share differs from full year amounts because the number of weighted average common shares outstanding has increased each quarter.

(d)  Income (loss) from operations for the fourth quarter of fiscal 2002 includes severance of approximately $10 million and a charge relating to the adoption of EITF 02-16 "Accounting By a Customer (including a Reseller) for Certain Consideration
     Received From a Vendor" of approximately $2 million.  These charges are offset by a $7 million reduction of accruals for occupancy costs primarily related to a change in estimate.







                                            First            Second            Third            Fourth             Total
                                           Quarter           Quarter          Quarter           Quarter            Year
                                       ---------------  ----------------  ---------------  ----------------  ---------------
2001 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------

Sales                                    $3,388,294        $2,547,590       $2,525,388        $2,512,043      $10,973,315
Gross margin                                970,434           737,376          726,912           715,944        3,150,666
Depreciation and amortization                82,205            61,051           61,697            57,599          262,552
Income (loss) from operations (a)            29,625            16,276         (135,284)           65,859          (23,524)
Interest expense                            (30,505)          (20,969)         (20,495)          (19,753)         (91,722)
Income (loss) before income
    taxes and extraordinary item                962            (2,801)        (154,329)           47,894         (108,274)
Extraordinary loss on early
    extinguishment of debt, net of tax            -                 -                -            (7,222)          (7,222)
Net (loss) income (b)                          (969)           (1,743)         (89,636)           20,442          (71,906)
Per share data:
  (Loss) income before extraordinary
    item - basic (c)                          (0.03)            (0.05)           (2.34)             0.72            (1.69)
  Extraordinary loss on early
    extinguishment of debt - basic                -                 -                -             (0.19)           (0.19)
  Net (loss) income - basic                   (0.03)            (0.05)           (2.34)             0.53            (1.88)
  (Loss) income before extraordinary
    item - diluted (d)                        (0.03)            (0.05)           (2.34)             0.70            (1.69)
  Extraordinary loss on early
    extinguishment of debt - diluted (d)          -                 -                -             (0.18)           (0.19)
  Net (loss) income - diluted (d)             (0.03)            (0.05)           (2.34)             0.52            (1.88)


Market price:
    High                                      14.00             20.30            23.95             27.20
    Low                                        8.13             12.51            13.18             20.66
Number of stores at end of period               747               743              740               702
Number of franchised stores served
  at end of period                               67                67               67                67
-------------------------------------------------------------------------------------------------------------------------
Such amounts are comprised of the following; item (b) is net of applicable income taxes:

(a)  Asset disposition initiative          $      -          $   (217)       $(164,658)         $(28,593)       $(193,468)
     Gain on proceeds from insurance
       company demutualization                    -                 -                -            60,606           60,606
     All other earnings from operations      29,625            16,493           29,374            33,846          109,338
                                           --------          --------        ---------          --------        ---------
     Income (loss) from operations         $ 29,625          $ 16,276        $(135,284)         $ 65,859        $ (23,524)
                                           ========          ========        =========          ========        =========

(b)  Asset disposition initiative          $      -          $   (126)       $ (95,529)         $(16,613)       $(112,268)
     Gain on proceeds from insurance
       company demutualization                    -                 -                -            35,151           35,151
     Extraordinary loss on early extinguishment
        of debt                                   -                 -                -            (7,222)          (7,222)
     All other (losses) earnings               (969)           (1,617)           5,893             9,126           12,433
                                           --------          ---------       ---------          --------        ---------
     Net (loss) income                     $   (969)         $ (1,743)       $ (89,636)         $ 20,442        $ (71,906)
                                           ========          =========       =========          ========        =========


(c) The sum of quarterly basic income per share differs from full year amounts because the number of weighted average common shares outstanding has increased each quarter.

(d) The sum of quarterly diluted income per share differs from the full year amounts because securities that are dilutive in the fourth quarter are antidilutive on a full-year basis.


Management's Report on Consolidated Financial Statements

     The Management of The Great Atlantic & Pacific Tea Company, Inc. has prepared the consolidated financial statements and related financial data contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America appropriate to the business and, by necessity and circumstance, include some amounts, which were determined using Management's best judgments and estimates with appropriate consideration to materiality.

     Management is responsible for the objectivity of the consolidated financial statements and other financial data included in this report. To meet this responsibility, Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that accounting records are reliable. Management supports a program of internal audits and internal accounting control reviews to provide reasonable assurance that the system is operating effectively.

     Within 90 days prior to the date of this report, we completed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-14(c) to the Securities and Exchange Act of 1934). Based on this evaluation, we believe that the disclosure controls and procedures are effective with respect to timely communicating to us all material information required to be disclosed in this report as it relates to our Company and our consolidated subsidiaries.

     This evaluation consisted of a year-end control review that was subsequently updated in April 2003. The following paragraphs detail our significant areas of focus to further enhance internal controls:

o We have implemented certain enhancements and are in the process of enhancing internal controls relating to vendor allowance transactions. The actions related to vendor allowances include, among others, revising the vendor allowance transaction reporting form, providing additional training to employees concerning financial reporting obligations with an emphasis on vendor allowance transactions, establishing additional internal resources to account for and review on a regular basis vendor allowance transactions and providing additional management and internal audit oversight of vendor allowances.

o During the third quarter of fiscal 2002, we implemented an enterprise resource planning system encompassing the finance function and are in the process of implementing this platform for the human resources function. This new system provides a common platform for certain of our operations, including the improvement of approval and authorization processes and information flow across the organization. This system will serve as the record keeping tool for, among others, general ledger, accounts payable, accounts receivable, fixed assets and payroll.

Other than the above, there were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recently completed evaluation. We also intend to refine and enhance our internal control procedures on an ongoing basis as deemed appropriate.

     The Board of Directors pursues its responsibility for reported financial information through its Audit Committee. The Audit Committee meets periodically and, when appropriate, separately with Management, internal auditors and the independent accountants, PricewaterhouseCoopers LLP, to review each of their respective activities.




Christian W. E. Haub                                  Mitchell P. Goldstein
Chairman of the Board, President and                  Senior Vice President,
Chief Executive Officer                               Chief Financial Officer

                        Report of Independent Accountants

To the Stockholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and comprehensive
(loss) income and cash flows present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiaries at February 22, 2003, and the results of their operations and their cash flows for the year in the period ended February 22, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Florham Park, New Jersey
April 30, 2003

                       Independent Auditors' Report



To the Stockholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

         We have audited the accompanying consolidated balance sheet of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies as of February 23, 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive (loss) income, and cash flows for each of the two fiscal years in the period ended February 23, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiary companies at February 23, 2002, and the results of their operations and their cash flows for each of the two fiscal years in the period ended February 23, 2002, in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP
Parsippany, New Jersey
August 19, 2002

Five Year Summary of Selected Financial Data
--------------------------------------------




                                         Fiscal 2002       Fiscal 2001      Fiscal 2000       Fiscal 1999       Fiscal 1998
                                        (52 Weeks)(d)     (52 Weeks)(d)    (52 Weeks)(d)     (52 Weeks)(d)   (52 Weeks)(c)(d)
                                       --------------   ---------------   --------------   ----------------  ----------------
                                                                                                                (unaudited)
                                                      (Dollars in thousands, except per share amounts)



Operating Results
Sales                                   $10,794,370       $10,973,315      $10,622,866       $10,151,334      $10,179,358
Income (loss) from
   operations (a)                             7,258           (23,524)          66,030           147,082         (149,337)
Depreciation and
   amortization                            (263,585)         (262,552)        (255,771)         (232,712)        (233,663)
Interest expense                            (84,679)          (91,722)        (102,488)          (90,445)         (71,497)
Net (loss) income before
   extraordinary item                      (205,690)          (64,684)         (19,500)           35,313          (58,282)
Extraordinary gain (loss) on
   early extinguishment of debt,
   net of tax                                12,181            (7,222)               -                 -                -
Net (loss) income (b)                      (193,509)          (71,906)         (19,500)           35,313          (58,282)

Per Share Data
(Loss) income before extraordinary item -
   basic and diluted                          (5.34)            (1.69)           (0.51)             0.92            (1.52)
Extraordinary gain (loss) on early
   extinguishment of debt - basic
   and diluted                                 0.31             (0.19)               -                 -                -
Net (loss) income - basic and diluted         (5.03)            (1.88)           (0.51)             0.92            (1.52)
Cash dividends                                    -                 -             0.30              0.40             0.40
Book value per share                          12.93             17.54            19.53             20.65            20.76

Financial Position
Current assets                           $1,099,588        $1,212,074       $1,197,873        $1,218,717       $1,243,110
Current liabilities                       1,090,612         1,184,463        1,130,062         1,153,173        1,134,063
Working capital                               8,976            27,611           67,811            65,544          109,047
Current ratio                                  1.01              1.02             1.06              1.06             1.10
Expenditures for property                   219,530           246,182          415,842           479,572          438,345
Total assets                              2,885,237         3,194,264        3,319,157         3,331,359        3,160,814
Current portion of
   long-term debt                            25,820               526            6,195             2,382            4,956
Current portion of
   capital lease obligations                 13,787            10,691           11,634            11,327           11,483
Long-term debt                              803,277           779,440          915,321           865,675          728,390
Long-term portion of
   capital lease obligations                 83,485            93,587          106,797           117,870          115,863
Total debt                                  926,369           884,244        1,039,947           997,254          860,692
Debt to total capitalization                    65%               57%              58%               56%              52%





                                         Fiscal 2002       Fiscal 2001      Fiscal 2000       Fiscal 1999       Fiscal 1998
                                        (52 Weeks)(d)     (52 Weeks)(d)    (52 Weeks)(d)     (52 Weeks)(d)   (52 Weeks)(c)(d)
                                       --------------   ---------------   --------------   ----------------  ----------------
                                                                                                                (unaudited)
                                                      (Dollars in thousands, except per share amounts)


Equity
Stockholders' equity                        498,191           672,988          748,811           792,138          794,783
Weighted average shares
   outstanding                           38,494,812        38,350,616       38,347,216        38,330,379       38,273,859
Number of registered
   stockholders                               5,751             6,087            6,281             6,890            7,419

Other
Number of employees                          78,710            78,995           83,000            80,900           83,400
New store openings                               31                21               47                54               46
Number of stores at
   year end                                     695               702              752               750              839
Total store area
   (square feet)                         26,817,650        26,664,312       27,931,729        26,904,331       28,736,319
Number of franchised
   stores served at year end                     65                67               68                65               55
Total franchised store
   area (square feet)                     2,066,401         2,108,969        2,021,206         1,908,271        1,537,388


--------------------------------------------------------------------------------------------------------------------------


Such amounts are comprised of the following; item (b) is net of applicable income taxes:

(a)  Asset disposition initiative         $   6,394         $(193,468)       $       -         $ (59,886)       $(279,415)
     Gain on proceeds from insurance
       company demutualization                1,717            60,606                -                 -                -
     All other (losses) earnings from
       operations                              (853)          109,338           66,030           206,968          130,078
                                          ---------         ---------        ---------         ---------        ---------
     Income (loss) from operations        $   7,258         $ (23,524)       $  66,030         $ 147,082        $(149,337)
                                          =========         =========        =========         =========        =========

(b)  Asset disposition initiative         $   9,593         $(112,268)       $       -         $ (34,836)       $(166,517)
     Gain on proceeds from insurance
       company demutualization                  996            35,151                -                 -                -
     Extraordinary gain (loss) on early
        extinguishment of debt               12,181            (7,222)               -                 -                -
     Deferred tax asset valuation
        allowance                          (133,675)                -                -                 -                -
     Reversal of deferred tax asset
        valuation allowance                       -                 -                -                 -           60,300
     All other (losses) earnings            (82,604)           12,433          (19,500)           70,149           47,935
                                          ----------        ---------        ----------        ---------        ---------
     Net (loss) income                    $(193,509)        $ (71,906)       $ (19,500)        $  35,313        $ (58,282)
                                          =========         =========        ==========        =========        =========



(c) Fiscal 1998 includes adjustments consisting of a $14,900 credit to self-insurance expense and a credit of $154 to closed store subleases.
     However, we are unable to determine the adjustments to the vendor allowance amounts for fiscal 1998 since sufficient documentation related to this item is not available. While the adjustments required for fiscal 1998 related to vendor allowances cannot be determined with accuracy, we do not believe that the financial data presented herein is no longer indicative of the results for these periods.

(d)  Not derived from audited financial information.



Executive Officers
------------------

Christian W. E. Haub
Chairman of the Board,
President and Chief Executive Officer

Brian C. Piwek
President and
Chief Executive Officer, A&P U.S.

Eric Claus
President and
Chief Executive Officer, A&P Canada

William P. Costantini
Senior Vice President,
General Counsel and Secretary

Mitchell P. Goldstein
Senior Vice President,
Chief Financial Officer

John E. Metzger
Senior Vice President,
Chief Information Officer



Board Of Directors
------------------

Christian W. E. Haub (c)(d)
Chairman of the Board,
President and Chief Executive Officer

John D. Barline, Esq. (b)(c)
Williams, Kastner & Gibbs LLP,
Tacoma, Washington

Rosemarie Baumeister (b)
Senior Vice President,
Tengelmann Warenhandelsgesellschaft,
Muelheim, Germany

Bobbie Gaunt (a)(b)(e)
Former President and CEO,
Ford Motor Company of Canada

Helga Haub (c)(d)

Dan P. Kourkoumelis (a)(c)(e)
Former President and CEO,
Quality Food Centers, Inc.

Edward Lewis (c)(d)(e)
Chairman and Chief Executive Officer,
Essence Communications Partners

Richard L. Nolan (a)(c)(e)
William Barclay Harding Professor of Management Technology at the Harvard Business School

Maureen B. Tart-Bezer (a)(d)
Senior Financial Advisor,
Wireless MVNO Ventures


(a) Member of Audit Committee Richard L. Nolan, Chair
(b) Member of Compensation Committee Bobbie Gaunt, Chair
(c) Member of Executive Committee Christian W. E. Haub, Chair
(d) Member of Finance Committee Edward Lewis, Chair
(e) Member of Governance Committee Dan P. Kourkoumelis, Chair








Stockholder Information
-----------------------

Executive Offices
Box 418
2 Paragon Drive
Montvale, NJ  07645
Telephone 201-573-9700

Independent Accountants
PricewaterhouseCoopers LLP
400 Campus Drive
PO Box 988
Florham Park, NJ  07932

Stockholder Inquiries and Publications
Stockholders, security analysts, members of the media and others interested in further information about our Company are invited to contact the Investor Relations Help Line at 201-571-4537.

Internet users can access information on A&P at:  www.aptea.com

Correspondence concerning stockholder address changes or other stock account matters should be directed to our Company's Transfer Agent & Registrar American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY  10038
Telephone 800-937-5449
www.amstock.com

Form 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey.

Annual Meeting
The Annual Meeting of Stockholders will be held at 9:00 a.m. (EDT) on Wednesday, July 16, 2003 at
The Valhalla Inn
1 Valhalla Inn Road
Thunder Bay, Ontario, Canada

Common Stock
Common stock of our Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is generally reported in newspapers and periodical tables as "GtAtPc".





(C) 2003 The Great Atlantic & Pacific Tea Co., Inc. All rights reserved.