Form 10-K, Exhibit 13
period 2004-02-28
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2004-05-21
CIK 43300

                 The Great Atlantic & Pacific Tea Company, Inc.

                                   Fiscal 2003
                          Annual Report to Stockholders









Table of Contents
CEO Letter to Stockholders...........................................   3
Management's Discussion and Analysis.................................   6
Consolidated Statements of Operations................................  42
Consolidated Statements of Stockholders' Equity
       And Comprehensive (Loss) Income...............................  43
Consolidated Balance Sheets.................... .....................  44
Consolidated Statements of Cash Flows................................  45
Notes to Consolidated Financial Statements...........................  46
Management's Report on Consolidated Financial Statements ............  90
Report of Independent Accountants....................................  91
Five Year Summary of Selected Financial Data.........................  92
Executive Officers...................................................  94
Board of Directors...................................................  94
Stockholder Information..............................................  95















Company Profile
The Great Atlantic & Pacific Tea Company, Inc. ("We," "Our," "Us" or "our Company"), based in Montvale, New Jersey, operates combination food and drug stores, conventional supermarkets and limited assortment food stores in 10 U.S. states, the District of Columbia and Ontario, Canada, under the A&P(R), Waldbaum's(TM), Super Foodmart, The Food Emporium(R), Super Fresh(R), Farmer Jack(R), Sav-A-Center(R), Dominion(R), Ultra Food & Drug, Food Basics(R) and The Barn Markets(R) trade names.

CEO LETTER TO STOCKHOLDERS
--------------------------

To Our Stockholders:

         Fiscal 2003 was a pivotal year of transition for A&P, in which we took decisive actions to build a solid platform for the turnaround of our business.

         Although we have not yet restored profitability, we took critical steps toward that goal by restructuring our organization, improving our cost structure and financial position, reversing the negative trend of our U.S. business and maintaining the profitability of our Canadian operations.

         The stabilization of the U.S. business following a serious decline the previous year, and our continued profitability in Canada despite difficult economic and competitive conditions, underlined the effectiveness of the new operating structure and leadership we installed in the latter part of fiscal 2002.

         In addition to empowering new and experienced operating leadership, our establishment of the A&P U.S. and A&P Canada business units improved efficiency by eliminating redundant positions and unnecessary operating layers. Combined with our Company-wide focus on expense reduction, this resulted in a decrease of administrative costs.

         We strengthened our balance sheet and overall financial position in fiscal 2003, generating approximately $425 million in proceeds through the divestiture of non-strategic retail operations in northern New England and Wisconsin and the Eight O'Clock Coffee business, and sale/leaseback transactions involving Company properties. These difficult decisions were necessary to ensure the Company's ongoing viability, and enable A&P U.S. management to focus attention and resources on the turnaround of its retail businesses.

         That focus, and a strong emphasis on operating and customer service fundamentals, enabled A&P U.S. to halt the previous decline of its top and bottom line results, and meet or exceed internal operating targets throughout the year.

         A specific priority in 2003 was the revitalization of the Farmer Jack operations in Michigan and Ohio. Last June marked the relaunch of that banner with heightened emphasis on fresh foods, customer service and better pricing, and the addition of several new and remodeled stores. Customer response has been enthusiastic, and results thus far are on track. Another key objective was the fine-tuning of our discount Food Basics concept for expansion beyond our test markets in metropolitan New York and Philadelphia. That process, completed in 2003, resulted in the successful opening of 10 Food Basics units in the Detroit market on March 30, 2004.

         The powerful consumer franchise and strong operations of A&P Canada were tested in fiscal 2003, as the SARS outbreak, Mad Cow disease concern and other events played havoc with Canada's tourism industry and overall economy for most of the year. Despite those challenges, the Canadian Company delivered another solid profit performance.

         The refinement of our two-tier marketing offer in Ontario continued in 2003. Evolving mainstream stores emphasizing superior fresh and prepared food offerings emerged under the Dominion and A&P banners; while the no frills Food Basics stores, well established in Ontario over the past several years, further sharpened their discount impact to meet competition. The customer appeal of those formats, sound merchandising and operating execution and aggressive cost management enabled us to succeed last year despite the turbulence of the Ontario marketplace.

         In summary, despite our poor results in absolute terms, we did achieve all of our strategic objectives for fiscal 2003. Given our previous trend and the nature of the economic and competitive landscape, we did not expect full recovery within the year. Rather our aim was to lay the groundwork for turnaround of the Company. That mission was successfully accomplished.

         Going forward, our near-term expectations are conservative, due to the considerable work still ahead of us in turning our business around and the continued weakness of some leading economic indicators. However in terms of our ultimate prospect for recovery, I remain confident for several reasons.

         One is the fundamental operating improvement achieved across our U.S. banners in fiscal 2003. Our positive comparable store sales trend underlined vital progress not yet reflected on our bottom line, but clearly noted by our customers. This was confirmed by the results of objective, third party shopper surveys conducted in our stores all year, and also by our high customer ratings in an independent shopper satisfaction study published by a national trade journal, which included major competitors in most of our markets.

         Secondly, last year's successful financial initiatives and operating improvements will enable us to resume meaningful capital investment in the business in 2004. This will accelerate the improvement of our store facilities, and enable us to take advantage of unique opportunities, such as our recent agreement to purchase four stores in New Orleans to expand our Sav-A-Center operation.

         Third is the developing impact of our supply chain and business process infrastructure. This critical information platform will be instrumental in the improvement of our distribution, category management, merchandising and store operations. We anticipate substantial benefits as we fully utilize these advanced tools to deliver the best possible offer to our customers, at the lowest possible cost to the Company.

         Last but certainly not least is the commitment and capability of our people at all levels, demonstrated throughout the year even as we challenged them with significant changes in the structure and scope of the organization.

         A dramatic illustration was their exemplary performance during the massive power blackout last August that affected the majority of our operations, some for several days. Under those difficult circumstances, our people worked diligently to maintain food safety, serve customer needs however possible, and swiftly reestablish normal operations once power was restored.

         More than any other factor, people are driving the recovery and renewal of our business. Their commitment to our customers and our Company solidifies my belief that A&P will persevere, and prevail. In closing, I salute all of our associates for their dedication and hard work throughout fiscal 2003, and also extend sincere thanks to our customers, suppliers and investors for their continuing support.






Christian Haub
Chairman of The Board,
President & Chief Executive Officer

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Management's Discussion and Analysis

INTRODUCTION
------------
       The following Management's Discussion and Analysis is intended to help the reader understand the financial position, operating results, and cash flows of The Great Atlantic and Pacific Tea Company, Inc. It should be read in conjunction with our financial statements and the accompanying notes ("Notes"). It discusses matters that Management considers relevant to understanding the business environment, financial position, results of operations and our Company's liquidity and capital resources. These items are presented as follows:

o Basis of Presentation - a discussion of our Company's fiscal year-end.

o Overview -- a general description of our business; the value drivers of our business; measurements; opportunities; challenges and risks; and initiatives.

o 2004 Outlook -- a discussion of certain trends or business initiatives for the upcoming year that Management wishes to share with the reader to assist in understanding the business.

o Review of Operations and Liquidity and Capital Resources - a discussion of results for fiscal 2003 and 2002, significant business initiatives, current and expected future liquidity and the impact of various market risks on our Company.

o Market Risk - a discussion of the impact of market changes on our consolidated financial statements.

o Critical Accounting Estimates - a discussion of significant estimates made by Management.

o Impact of New Accounting Pronouncements - a discussion of authoritative pronouncements that have been or will be adopted by our Company.


BASIS OF PRESENTATION
---------------------
       Our fiscal year ends on the last Saturday in February. Fiscal 2003 ended February 28, 2004, fiscal 2002 ended February 22, 2003 and fiscal 2001 ended February 23, 2002. Fiscal 2003 was comprised of 53 weeks, and fiscal 2002 and fiscal 2001 were each comprised of 52 weeks. Except where noted, all amounts are presented in millions, and all net income (loss) per share data presented is both basic and diluted.

OVERVIEW
--------


         The Great Atlantic & Pacific Tea Company, Inc., based in Montvale,
New Jersey, operates conventional supermarkets, combination food and drug stores and discount food stores in 10 U.S. states, the District of Columbia, and Ontario, Canada.

         Our Company's business consists of retail grocery operations, which include 633 directly managed stores and 63 franchised stores as of February 28, 2004. Operations are managed by two strategic business units ("SBUs") within the Company, A&P U.S. and A&P Canada, which are supported by central corporate functions. The chief executives of both SBUs, and the executives leading corporate functions, report directly to the Chairman of the Board, President & Chief Executive Officer of our Company.

o A&P U.S., based in Paterson, New Jersey, oversees all operations in the United States. Our conventional operations include the A&P, Waldbaum's and Food Emporium banners, which serve Metro New York, Super Fresh, which serves Philadelphia and Baltimore, Farmer Jack, which serves the greater Detroit area and Sav-A-Center, which serves the New Orleans area. We also operate the Food Basics discount banner in several of our areas. The stores are supported by eight regional distribution centers located in the various markets in which we operate.

o A&P Canada, based in Toronto, Ontario, oversees operations across Ontario, with stores operating under the A&P, Dominion, Food Basics, Ultra Food & Drug and The Barn Market banners. A&P Canada also serves as a franchisor to certain Food Basics stores in Ontario. The stores are supported by four distribution centers.

Fiscal 2003 was a year of transition for our Company, as the first full year operating under the current organizational structure, which was implemented in the latter part of fiscal 2002. In addition to creating the two SBUs, we installed new leadership in both units, positioned experienced operating management closer to the retail businesses, and shifted selected support functions from the Corporate organization into the business units.

Key initiatives were implemented during Fiscal 2003 along three major fronts:

1. Fortifying our Company's financial condition;
2. Halting the declining trend in our U.S. operations; and,
3. Strengthening our already-profitable Canadian operations.

Specific actions and outcomes were as follows:

o Fortifying our Company's financial condition: We generated approximately $425 million in net cash proceeds during Fiscal 2003 through an asset divestiture program which led to the sale of store operations in New England and Wisconsin and the Eight O'Clock Coffee business as well as sale-leaseback transactions involving a number of our properties. Financially, completing these sales enabled us to reduce our debt burden and increase liquidity; managerially, they enabled us to devote resources and attention to the businesses with the best potential for profitable growth.

o In addition, we extended and amended our senior secured revolving credit facility, putting in place a new $400 million facility to provide an additional 2-1/2 years of term, until December 2007. The amended facility also provides our Company with greater operating flexibility, and makes possible increased capital spending which we believe is a necessary part of our turnaround.

o Further, our Company-wide emphasis on cost reduction resulted in lower overall administrative expenses as a percentage of sales. In addition to heightened awareness and enforcement of cost control disciplines throughout the organization, specific expense reduction measures included a general administrative salary and hiring freeze in our Corporate office and across the U.S. business, which remained in effect throughout fiscal 2003.

o        We also continued to develop and expand our Strategic Sourcing program.
         This chainwide system for the purchase of supplies, equipment and services needed to operate the business has generated approximately $40 million in savings to our Company over the past three years.

o Halting the decline in our US operations: The A&P U.S. business unit made substantial progress in the effort to turn its operations around and restore a profitable growth trend. Through tighter management of results against budgeted targets, more disciplined merchandising and promotional activity and heightened emphasis of store operating and customer service fundamentals, management was able to stabilize the business in the first half of fiscal 2003. The improvement trend built steadily through the second half, resulting in comparable store sales and operating profit results that exceeded internal targets for the year.

o Two specific operating initiatives were afforded highest priority by the U.S. business in fiscal 2003 - the turnaround of the Farmer Jack operations in Michigan and Ohio, and preparation of the discount Food Basics concept for expansion throughout the U.S. operating territories.

         o Farmer Jack: In June of 2003, we relaunched Farmer Jack with a new merchandising and marketing campaign emphasizing fresh foods, customer service and better pricing. Those improvements have begun to generate growth in sales and customer count, reversing the previous decline of Farmer Jack's leading share of the Detroit market. Thus far, results are consistent with expectations, though we continue to have more progress to make to restore a sufficient level of profitability.

         o Food Basics: The Company's U.S. discount Food Basics format continued to evolve last year, moving from test mode to the beginning of a gradual roll-out in our operating territories. We made changes in merchandising and product mix, daily store operations and banner leadership to prepare for a growth-oriented future. Food Basics, pioneered by our Company in Ontario several years ago, has undergone extensive evaluation and refinement in test locations in metropolitan New York and New Jersey and in Philadelphia over the past two years. That process was completed in fiscal 2003 and has since resulted in the successful opening of 10 Food Basics units in the Detroit market on March 31, 2004.

o Other banners: Our other banners in the U.S. also stabilized during Fiscal 2003. In particular, our Super Fresh banner maintained its prior year trend of relatively rapid comparable store sales growth and improved profit performance. We believe the performance of our A&P, Waldbaum's and The Food Emporium banners will also provide a solid base for improvement initiatives we plan for Fiscal 2004 and beyond.

o During Fiscal 2003, A&P U.S. began to more fully use the capabilities we built during the Supply Chain and Business Process initiative which we completed in 2002. Our managers are now able to take better advantage of advanced supply and logistics, category management, merchandising and store operations tools and systems. Our Company is now positioned to more fully leverage purchasing scale, drive operating efficiency and enhance store product assortments throughout the U.S. and Canada.

o Strengthening our already-profitable Canadian operations: A&P Canada delivered a solid performance in fiscal 2003, despite the detrimental impact of the SARS and Mad Cow Disease issues on Ontario's economy, and the intense competitive environment that resulted. Our Company's results were aided by management's response to these challenges, with aggressive cost containment, and tight adherence to marketing and merchandising strategies that produced profit without sacrificing critical market share.

o Further, A&P Canada continued to refine and develop its marketing, by further elevating the quality and appeal of its fresh and prepared food offers, while also sharpening the low cost, discount Food Basics stores. These activities provide a good base for maintaining profitability in 2004, despite a continuing challenging competitive environment. In particular, we continued to evolve our leading-edge fresh store merchandising and product mix, in our Dominion, A&P and The Barn Markets banners, and we made changes to our Food Basics stores and merchandising program, already well established, to reflect the changed environment.

2004 OUTLOOK
------------

         We believe that the financial and operating improvements we achieved in Fiscal 2003 strengthen our potential to improve profitability in the face of a difficult market environment. We have taken a conservative outlook with regard to results in fiscal 2004, based on both external and internal factors.

         Externally, despite some positive signs regarding the economy overall, we remain concerned that the indicators that traditionally impact food retailers, most notably employment and new job creation forecasts, in both the U.S. and Canada, do not provide a basis for significant increases in consumer optimism in the foreseeable future.

         Internally, a primary consideration is the turnaround of the U.S. business, which remains a work in progress. A return to profitability is our chief objective, but we recognize that achieving that result requires long range success of the Farmer Jack initiative, substantive improvements throughout all the U.S. banner operations, and successful development of a sizeable Food Basics offering. We expect, over the course of the year, that we will continue to see sustained progress on each of these initiatives.

         Moreover, as a catalyst for those improvements, our Company's strategic plan calls for a substantially increased capital investment in the store network compared to the level of recent years. Although this is a positive and encouraging development made possible by last year's financial initiatives and operating improvements, it nevertheless represents reinvestment in the business that is likely to affect profitability and cash flow for several years.

         Our Company's key focal points and objectives for fiscal 2004 are parallel to those of Fiscal 2003, as follows:

o In the U.S., continue to strengthen each conventional banner, behind stronger marketing, merchandising and store operations; and gradually rollout the Food Basics discount banner;
o        In Canada, enhance an already strong operating and market position; and
o Centrally, maintain our strong liquidity with continued focus on cash flow generation and efficient support operations.


REVIEW OF OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------

         Our consolidated financial information presents the income related to our operations of discontinued businesses separate from the results of our continuing operations. Both the discussion and analysis that follows focus on continuing operations.



FISCAL 2003 COMPARED WITH FISCAL 2002
-------------------------------------


OVERALL
-------

      Sales for fiscal 2003 were $10.8 billion, compared with $10.1 billion for fiscal 2002; comparable store sales, which include stores that have been in operation for two full fiscal years and replacement stores, increased 0.9%. Net loss per share for fiscal 2003 was $3.82 compared to a net loss per share of $5.03 for fiscal 2002, a decrease of $1.21 per share.


                                                                                         Favorable /
                                           Fiscal 2003           Fiscal 2002            (Unfavorable)          % Change
                                        ---------------       ---------------       -------------------    ----------------
Sales                                   $    10,812.5         $    10,096.8            $    715.7                  7.1%
Increase in same store sales                     0.9%                  0.4%                    NA                   NA
Loss from continuing
     operations                                (211.3)               (201.1)                (10.2)                (5.1)
Income from discontinued
     operations                                  64.3                   7.6                  56.7                   NM
Net loss                                       (147.0)               (193.5)                 46.5                 24.0
Net loss per share                              (3.82)               (5.03)                  1.21                 24.1

NM = not meaningful



      Included in our results for fiscal 2003 was a $37.7 million charge ($0.98 per share) relating to our Farmer Jack restructuring program as described in Notes 3 and 4 of our Consolidated Financial Statements, a $4.2 million net gain ($0.11 per share) relating to reversals of previously accrued vacancy related costs as described in Note 4 of our Consolidated Financial Statements, and a $60.1 million charge ($1.56 per share) relating to our Farmer Jack goodwill and long-lived asset impairments as described in Note 3 of our Consolidated Financial Statements.

      The following table details the adjustments from "as reported" to "as adjusted" results for fiscal 2003:



                                                                        Fiscal 2003                                  Fiscal 2002
                                            --------------------------------------------------------------------   ---------------
                                                                     Adjustments to be
                                                                    (added) subtracted
                                                               --------------------------------
                                                                                  Goodwill/
                                               Fiscal 2003          Asset         long-lived        Fiscal 2003      Fiscal 2002
                                               results as        disposition         asset          results as       results as
(In Millions)                                   reported         initiative       impairment         adjusted         adjusted
                                            ----------------  ---------------   ---------------  ---------------   ---------------


Sales                                       $     10,812.5    $          -      $          -     $     10,812.5    $     10,096.8
Cost of merchandise sold                          (7,882.7)             (2.2)              -           (7,880.5)         (7,250.0)
                                            ----------------  ----------------  ---------------  -----------------   ------------

Gross margin                                       2,929.8              (2.2)              -            2,932.0         2,846.8

     Rate to sales                                    27.10%                                             27.12%           28.19%
Store operating, general and
     administrative expense                       (3,098.3)            (31.3)            (60.1)        (3,006.9)       (2,860.8)

     Rate to sales                                    28.65%                                             27.81%           28.33%
                                            ----------------  ---------------   ---------------  ---------------   --------------
Loss from operations                                (168.5)            (33.5)            (60.1)           (74.9)          (14.0)
Interest expense                                     (81.8)              -                 -              (81.8)          (84.7)
Interest income                                        7.3               -                 -                7.3             7.9
                                            ----------------  ---------------   ---------------  ---------------   --------------
Loss from continuing operations
     before income taxes                            (243.0)            (33.5)            (60.1)          (149.4)          (90.8)
Benefit from income taxes                             31.7               -                 -               31.7             0.6
                                            ----------------  ---------------   ---------------  ---------------   --------------
Loss from continuing operations                     (211.3)            (33.5)            (60.1)          (117.7)          (90.2)
Discontinued operations:
(Loss) income from operations of
     discontinued businesses, net of tax             (30.2)              -                 -              (30.2)            7.6
Gain on disposal of discontinued
     operations, net of tax                           94.5               -                 -               94.5               -
                                            ----------------  ---------------   ---------------  ---------------   --------------
Income from discontinued
     operations                                       64.3               -                 -               64.3             7.6
                                            ----------------  ---------------   ---------------  ----------------  --------------
Net loss                                    $       (147.0)   $        (33.5)   $        (60.1)  $        (53.4)   $      (82.6)
                                            ================  ===============   ===============  ================  ==============




      The following table details the adjustments from "as reported" to "as adjusted" results for fiscal 2002:




                                                                   Fiscal 2002
                           ------------------------------------------------------------------------------------------
                                                      Adjustments to be (added) subtracted
                                           -----------------------------------------------------------


                                                                                            Gain on
                                                                                           proceeds
                                                                                           from the
                                                             Gain on                       demutual-
                              Fiscal                          early         Deferred        ization        Fiscal
                               2002            Asset       extinguish-      tax asset     of a mutual       2002
                            results as      disposition        ment         valuation      insurance      results as
(In Millions)                reported       initiative       of debt        allowance       company       adjusted
                           -------------  -------------   -------------     ----------   -------------   -------------

Sales                      $   10,096.8   $        -      $       -         $        -   $        -      $   10,096.8
Cost of merchandise
     sold                      (7,251.3)          (1.3)           -                  -            -          (7,250.0)
                           -------------- -------------   -------------     ----------    ------------   ---------------
Gross margin                    2,845.5           (1.3)           -                  -              -         2,846.8
     Rate to sales                 28.18%                                                                       28.19%
Store operating, general
     and administrative
     expense                   (2,839.2)            7.7            12.2              -            1.7        (2,860.8)
     Rate to sales                 28.12%                                                                       28.33%
                           -------------  -------------   -------------  -------------  -------------   --------------
Income (loss) from
     operations                     6.3             6.4            12.2              -            1.7           (14.0)
Interest expense                  (84.7)              -               -              -              -           (84.7)
Interest income                     7.9               -               -              -              -             7.9
                           -------------  -------------   -------------  -------------  -------------   --------------
(Loss) income from
     continuing operations
     before income
     taxes                        (70.5)            6.4            12.2              -            1.7           (90.8)
(Provision for) benefit
     from income taxes           (130.6)            3.2             0.3        (134.0)           (0.7)            0.6
                           ---------------   -----------  -------------  ------------   -------------   -------------
(Loss) income from
     continuing
     operations                  (201.1)            9.6            12.5        (134.0)            1.0           (90.2)
Discontinued operations:
Income from operations
     of discontinued
     businesses, net of tax         7.6               -               -             -               -             7.6
Gain on disposal of
     discontinued
     operations, net of tax           -               -               -             -               -               -
                           -------------  -------------   -------------  -------------  -------------   -------------
Income from
     discontinued
     operations                     7.6               -               -              -              -             7.6
                           -------------  -------------   -------------  -------------  -------------   -------------
Net loss                   $     (193.5)           $9.6           $12.5       $(134.0)        $   1.0        $  (82.6)
                           =============  =============   =============  =============  =============   ==============




SALES
-----
       Sales for fiscal 2003 of $10.8 billion increased $715.7 million or 7.1% from sales of $10.1 billion for fiscal 2002. The higher sales were due to an increase in U.S. Retail sales of $136.0 million, an increase in Canada Retail sales of $478.4 million, and an increase in Canada Wholesale sales of $101.3 million. The increase in Canadian sales was primarily due to the favorable impact of the Canadian exchange rate. The following table presents sales for each of our operating segments for fiscal 2003 and fiscal 2002:





                                          Fiscal 2003            Fiscal 2002             Inc (Dec)             % Change
                                      -----------------     -----------------      --------------------    ----------------


U.S. Retail                           $     7,563.0         $      7,427.0         $          136.0                 1.8%
Canada Retail                               2,435.7                1,957.3                    478.4                24.4
Canada Wholesale                              813.8                  712.5                    101.3                14.2
                                      -----------------     -----------------      --------------------    ----------------
Total                                 $    10,812.5         $     10,096.8         $          715.7                 7.1%
                                      =================     =================      ====================    ================




       The following details the dollar impact of several items affecting the increase in sales by operating segment from fiscal 2002 to fiscal 2003:






                           Impact of       Impact of       Foreign                      Comparable   Impact of
                              New           Closed        Exchange         Sales           Store         53rd
                            Stores          Stores          Rate          Volume           Sales         Week          Total
                         -------------  -------------  --------------  -------------  -------------  -----------   -------------




U.S. Retail              $     51.9     $     (83.2)   $       -       $       -      $      34.7    $     132.6     $  136.0
Canada Retail                 106.5           (28.7)         305.5             -             48.2           46.9        478.4
Canada Wholesale                -               -            100.8           (14.8)           -             15.3        101.3
                         -------------  -------------  --------------  -------------  -------------  -------------   ---------
     Total               $    158.4     $    (111.9)   $     406.3     $     (14.8)   $      82.9    $     194.8       $715.7
                         =============  =============  ==============  =============  =============  =============   ==========



     The increase in U.S. Retail sales was primarily attributable to the opening of 28 stores since the beginning of fiscal 2002, of which 10 were opened in fiscal 2003, increasing sales by $51.9 million, the increase in comparable store sales for fiscal 2003 on a 52 week basis of 0.5% as compared to fiscal 2002, and the favorable impact of the 53rd week included in fiscal 2003 which increased sales by $132.6 million. These increases were partially offset by the closure or sale of 108 stores since the beginning of 2002, of which 75 were closed or sold in 2003, decreasing sales by $83.2 million. Included in the 108 stores closed or sold since the beginning of fiscal 2002 were 21 stores closed as part of the asset disposition initiative as discussed in Note 4 of our Consolidated Financial Statements.

     The increase in Canada Retail sales was primarily attributable to the opening or transfer from franchise operations of 22 stores since the beginning of fiscal 2002, of which 9 were opened in fiscal 2003, increasing sales by $106.5 million, the favorable effect of the Canadian exchange rate, which increased sales by $305.5 million, the increase in comparable store sales for fiscal 2003 on a 52 week basis of 2.0% as compared to fiscal 2002, and the favorable impact of the 53rd week included in fiscal 2003 which increased sales by $46.9 million. These increases were partially offset by the closure of 19 stores since the beginning of 2002, of which 10 were closed in 2003, decreasing sales by $28.7 million.

     The increase in Canada Wholesale sales was attributable to the favorable effect of the Canadian exchange rate of $100.8 million and the favorable impact of the 53rd week included in fiscal 2003, which increased sales by $15.3 million, partially offset by lower sales volume of $14.8 million as we converted several stores from franchise to corporate operations.

     Average weekly sales per supermarket for U.S. Retail were approximately $332,100 for fiscal 2003 versus $320,500 for the corresponding period of the prior year, an increase of 3.6% due primarily to higher comparable store sales. Average weekly sales per supermarket for Canada Retail were approximately $259,600 for fiscal 2003 versus $222,000 for the corresponding period of the prior year, an increase of 16.9%. This increase was primarily due to the increase in the Canadian exchange rate and higher comparable store sales.


GROSS MARGIN
------------

     The following table presents gross margin dollar results and gross margin as a percentage of sales by operating segment for fiscal 2003 as compared to fiscal 2002. Gross margin as a percentage of sales decreased 108 basis points to 27.10% for fiscal 2003 from 28.18% for fiscal 2002. This 108 basis point decrease was caused by continued competitive pressures to drive sales volume and protect market share in the current market.





                                            Fiscal 2003                                       Fiscal 2002
                           --------------------------------------------      --------------------------------------------

                               Gross Margin             Rate to Sales%             Gross Margin           Rate to Sales%
                               ------------             --------------             ------------           --------------

U.S. Retail                    $    2,256.3                  29.83%               $    2,268.9                  30.55%
Canada Retail                         658.6                  27.04                       559.2                  28.57
Canada Wholesale                       14.9                   1.83                        17.4                   2.44
                               --------------          ---------------            --------------          --------------
     Total                     $    2,929.8                  27.10%               $    2,845.5                  28.18%
                               ==============          ===============            ==============          ==============




       The following table details the dollar impact of several items affecting the gross margin dollar increase by operating segment from fiscal 2002 to fiscal 2003:




                         Sales Volume            Gross Margin Rate                Exchange Rate                 Total
                         ------------            -----------------                -------------             --------------


U.S. Retail              $      41.5             $         (54.1)                 $        -                $     (12.6)
Canada Retail                   49.4                       (32.3)                         82.3                     99.4
Canada Wholesale                   -                        (4.3)                          1.8                     (2.5)
                         ------------            ------------------             ---------------           -------------
Total                    $      90.9             $         (90.7)                 $       84.1              $      84.3
                         ============            ==================             ===============           =============




         The U.S. Retail gross margin decrease of $12.6 million resulted from a decrease of $54.1 million due to a lower gross margin rate partially offset by an increase of $41.5 million due to higher sales volume. The Canadian Retail gross margin increase of $99.4 million resulted from increases of $49.4 million due to higher sales volume and $82.3 million from fluctuations in the Canadian exchange rate, partially offset by a decrease of $32.3 million due to a lower gross margin rate. The Canadian Wholesale gross margin decrease of $2.5 million resulted from a decrease of $4.3 million due to a lower gross margin rate partially offset by $1.8 million from fluctuations in the Canadian exchange rate.

       Included in our U.S. Retail gross margin for fiscal 2003 and fiscal 2002 were costs related to our asset disposition initiative of $2.2 million and $1.3 million, respectively, which were incurred to mark down inventory in stores announced for closure.

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------

     The following table presents store operating, general and administrative expense ("SG&A"), by operating segment, in dollars and as a percentage of sales for fiscal 2003 compared to fiscal 2002. SG&A expense was $3.1 billion or 28.65% for fiscal 2003 as compared to $2.8 billion or 28.12% for fiscal 2002.





                                            Fiscal 2003                                       Fiscal 2002
                           --------------------------------------------      --------------------------------------------

                                    SG&A               Rate to Sales%                 SG&A               Rate to Sales%
                             ------------------      ----------------           -----------------       ---------------




U.S. Retail                    $    2,453.9                  32.45%               $    2,329.5                  31.37%
Canada Retail                         654.0                  26.85                       522.7                  26.71
Canada Wholesale                       (9.6)                 (1.18)                      (13.0)                 (1.83)
                               -------------           ---------------            -------------           --------------
     Total                     $    3,098.3                  28.65%               $    2,839.2                  28.12%
                               ============            ===============            ============            ==============



       Included in SG&A for fiscal 2003 was a $35.5 million charge relating to our Farmer Jack restructuring program as described in Note 4 of our Consolidated Financial Statements, a $4.2 million net gain relating to reversals of previously accrued vacancy related costs as described in Note 4 of our Consolidated Financial Statements, and a $60.1 million charge relating to our Farmer Jack goodwill and long-lived asset impairments as described in Note 3 of our Consolidated Financial Statements. In addition, included in SG&A for fiscal 2002 were net gains of $7.7 million relating to our asset disposition initiative as described in Note 2 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders, a gain of $12.2 million relating to the early extinguishment of $50.7 million of our 7.75% Notes due April 15, 2007 and $44.5 million of our 9.125% Notes due December 15, 2011 as described in Note 6 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders, and a gain of $1.7 million related to the sale of securities received as part of the demutualization of The Prudential Insurance Company as described in Note 15 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders. Excluding these charges, SG&A as a percentage of sales for fiscal 2003 as compared to fiscal 2002 would have decreased 52 basis points.

       The major items impacting this decrease in SG&A as a percentage of sales include:

o Higher mix of sales in Canada which has a lower SG&A rate;
o Lower costs related to our business process initiative; and
o Lower severance and employee buy-out costs in the U.S.

Partially offset by a $17.5 million increase in our workers' compensation and general liability reserves in response to both adverse development of prior years' costs and other developments including a continuing trend of rising costs.

       Also included in SG&A for fiscal 2002 were $60.5 million relating to our business process initiative. Such costs primarily included professional consulting fees and salaries, including related benefits, of employees working full-time on the initiative.

       We also review individual assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2003 and fiscal 2002, we recorded impairment losses on property, plant and equipment of $4.4 million and $15.7 million, respectively, related to U.S. Retail stores that were or will be closed in the normal course of business. Similarly, we recorded impairment losses on property, plant and equipment of $1.7 million and $3.2 million, respectively, related to Canada Retail stores that were or will be closed in the normal course of business. These amounts were included in SG&A in our Consolidated Statements of Operations. If current operating levels and trends continue, there may be additional future impairments on long lived assets, including the potential for impairment of assets that are held and used.

INTEREST EXPENSE
----------------

       Interest expense of $81.8 million for fiscal 2003 decreased from the prior year amount of $84.7 million due primarily to lower interest expense resulting from our open market purchase of $50.7 million of our 7.75% Notes due April 15, 2007 and $44.5 million of our 9.125% Notes due December 15, 2011, primarily during the fourth quarter of fiscal 2002.


INCOME TAXES
------------

       The benefit from income taxes from continuing operations for fiscal 2003 was $31.7 million (a $42.3 million benefit from our U.S. operations and a $10.6 million provision for our Canadian operations) compared to $130.6 million provision for income taxes from continuing operations for fiscal 2002 (a $104.6 million provision for our U.S. operations and a $26.0 million provision for our Canadian operations). Our U.S. tax benefit from continuing operations was offset by a tax provision provided on discontinued operations in accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes". Consistent with prior year, we continue to record a valuation allowance against our U.S. net deferred tax assets.




(LOSS) INCOME FROM OPERATIONS OF DISCONTINUED BUSINESSES, NET OF TAX
--------------------------------------------------------------------

       Beginning in the fourth quarter of fiscal year 2002 and in the early part of the first quarter of fiscal 2003, we decided to sell our operations located in Northern New England and Wisconsin, as well as our Eight O'Clock Coffee business. These asset sales are now complete.

       Loss from operations of discontinued businesses, net of tax, for fiscal 2003 was $30.2 million as compared to income from operations of discontinued businesses, net of tax, of $7.6 million for fiscal 2002. During fiscal 2003, we recorded the following pretax items related to these discontinued businesses:

o impairment losses on the property, plant and equipment relating to these operations of $18.9 million;
o pension expense relating to early withdrawal from various multi-employer union pension plans we participate in of $6.5 million;
o net rent vacancy charges of $23.6 million;
o severance charges of $5.8 million; and
o inventory markdowns of $1.4 million.

       The remaining amounts for each period represent the operating results of the stores in these locations as well as results from our Eight O'Clock Coffee business.

FISCAL 2002 COMPARED WITH FISCAL 2001
-------------------------------------

OVERALL
-------

       Sales for fiscal 2002 were $10.1 billion, compared with $10.2 billion for fiscal 2001; comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores, increased 0.4%. Net loss per share for fiscal 2002 was $5.03 compared to a net loss per share of $1.88 for fiscal 2001, an increase of $3.15 per share.



                                                                                         Favorable /
                                           Fiscal 2002           Fiscal 2001            (Unfavorable)          % Change
                                        ---------------       ---------------       -------------------    ----------------

Sales                                   $    10,096.8         $    10,206.2            $   (109.4)                (1.1)%
Increase in same store sales                     0.4%                 2.6%                     NA                   NA
Loss from continuing
     operations                                (201.1)                (83.4)               (117.7)              (141.1)
Income from discontinued
     operations                                   7.6                  11.5                  (3.9)               (33.9)
Net loss                                       (193.5)                (71.9)               (121.6)              (169.1)
Net loss per share                              (5.03)                (1.88)                (3.15)              (167.6)




      Included in the results for fiscal 2002 was a pretax $6.4 million gain ($9.6 million after tax or $0.25 per share) relating to our asset disposition initiative (see Note 2 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders), a pretax gain of $12.2 million ($12.5 million after tax or $0.32 per share) for the cost of repurchasing $50.7 million of our 7.75% Notes due April 15, 2007 and $44.5 million of our 9.125% Notes due December 15, 2011 (see Note 6 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders), a $134.0 million provision for income taxes related to our U.S. net deferred tax asset valuation allowance ($3.48 per share; see Note 9 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders), and a nonrecurring pretax gain of $1.7 million ($1.0 million after tax or $0.03 per share) from proceeds received as a result of the sale of securities received as part of the demutualization of The Prudential Insurance Company (see Note 15 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders). The following table details the adjustments from "as reported" to "as adjusted" results for fiscal 2002:




                                                                   Fiscal 2002                                          Fiscal 2001
                           ------------------------------------------------------------------------------------------  ------------
                                                      Adjustments to be (added) subtracted
                                          --------------------------------------------------------------
                                                                                        Gain on proceeds
                                                             Gain on                       from the
                              Fiscal                          early         Deferred    demutualization    Fiscal          Fiscal
                               2002            Asset       extinguish-      tax asset     of a mutual       2002            2001
                            results as      disposition        ment         valuation     insurance       results as     results as
(In Millions)                reported       initiative       of debt        allowance       company       adjusted        adjusted
                           -------------  -------------   -------------     ----------  -------------   -------------  -------------



Sales                      $   10,096.8   $        -      $       -      $        -     $        -      $   10,096.8   $10,206.2
Cost of merchandise
     sold                      (7,251.3)        (1.3)             -               -              -          (7,250.0)   (7,284.7)
                           -------------  -------------   -------------  -------------  -------------   -------------  ------------
Gross margin                    2,845.5         (1.3)             -               -              -           2,846.8     2,921.5
     Rate to sales                28.18%                                                                      28.19%      28.62%
Store operating,
     general and
     administrative
     expense                   (2,839.2)         7.7            12.2              -            1.7         (2,860.8)    (2,832.0)
     Rate to sales                28.12%                                                                      28.33%      27.75%
                           -------------  -------------   -------------  -------------  -------------   -------------  ------------
Income (loss) from
     operations                     6.3          6.4            12.2              -            1.7            (14.0)        89.5
Interest expense                  (84.7)           -               -              -              -            (84.7)       (91.7)
Interest income                     7.9            -               -              -              -              7.9          7.0
                           -------------  -------------   -------------  -------------  -------------   -------------  ------------
(Loss) income from
     continuing
     operations before
     income taxes                 (70.5)         6.4            12.2              -            1.7            (90.8)         4.8
(Provision for) benefit
     from income taxes           (130.6)         3.2             0.3         (134.0)          (0.7)             0.6         (3.8)
                           -------------  -------------   -------------  -------------  ------------   -------------   -----------
(Loss) income from
     continuing
     operations                  (201.1)         9.6            12.5         (134.0)           1.0            (90.2)         1.0
Discontinued operations:
Income from operations
     of discontinued
     businesses, net of tax         7.6            -              -               -              -              7.6         11.5
Gain on disposal of
     discontinued
     operations, net of tax           -            -              -               -              -                -            -
                           -------------  -------------   -------------  -------------  -------------   -------------  -------------
Income from discontinued
     operations                     7.6            -              -               -              -              7.6         11.5
                           -------------  -------------   -------------  -------------  -------------   -------------  ------------
Net loss                   $     (193.5)  $      9.6      $     12.5     $   (134.0)    $      1.0      $     (82.6)   $    12.5
                           =============  =============   =============  =============  =============   =============  ==========


       The following table details the adjustments from "as reported" to "as adjusted" results for fiscal 2001:







                                                                           Fiscal 2001
                                         ----------------------------------------------------------------------------
                                                              Adjustments to be (added) subtracted
                                                           ------------------------------------------
                                                                                          Gain on
                                                                                          proceeds
                                                                                          from the
                                                                           Loss on       demutual-
                                                                            early         ization
                                            Fiscal 2001       Asset       extinguish-    of a mutual    Fiscal 2001
                                            results as     disposition       ment         insurance      results as
(In Millions)                                reported      initiative       of debt        company        adjusted
                                          -------------   -------------  -------------  -------------   -------------



Sales                                     $   10,206.2    $       -      $        -     $        -      $   10,206.2
Cost of merchandise sold                      (7,288.6)        (3.9)              -              -          (7,284.7)
                                        ---------------   ------------   -------------  -------------   -------------
Gross margin                                   2,917.6         (3.9)              -              -           2,921.5
     Rate to sales                                28.59%                                                        28.62%
Store operating, general and
     administrative expense                   (3,034.0)      (189.6)          (12.4)             -          (2,832.0)
Rate to sales                                     29.73%                                                        27.75%
Gain on proceeds from the
     demutualization of a
     mutual insurance company                      60.6           -               -             60.6               -
                                        ---------------   ------------    ------------   ------------   -------------
(Loss) income from operations                    (55.8)      (193.5)          (12.4)            60.6            89.5
Interest expense                                 (91.7)           -               -              -             (91.7)
Interest income                                    7.0            -               -              -               7.0
                                          -------------   -------------  -------------  -------------   -------------
(Loss) income from continuing
     operations before income
     taxes                                      (140.5)      (193.5)          (12.4)            60.6             4.8
Benefit from (provision for)
     income taxes                                 57.1         81.2             5.2            (25.5)           (3.8)
                                          -------------   -----------    -------------  -------------   -------------
(Loss) income from
     continuing operations                       (83.4)      (112.3)           (7.2)            35.1             1.0
Discontinued operations:
Income from operations of
     discontinued businesses,
     net of tax                                   11.5            -               -              -              11.5
Gain on disposal of discontinued
     operations, net of tax                        -              -               -              -               -
                                          -------------   -------------  -------------  -------------   -------------
Income from discontinued
     operations                                   11.5            -               -              -              11.5
                                          -------------   -------------  -------------  -------------   -------------
Net loss                                  $      (71.9)   $  (112.3)     $     (7.2)    $       35.1    $       12.5
                                          =============   =============  =============  =============   =============


SALES
-----

       Sales for fiscal 2002 of $10.1 billion decreased $109.4 million or 1.1% from sales of $10.2 billion for fiscal 2001. The lower sales were due to a decrease in U.S. Retail sales of $296.0 million, partially offset by increases in Canada Retail sales of $150.6 million and in Canada Wholesale sales of $36.0 million. The following table presents sales for each of our operating segments for fiscal 2002 and fiscal 2001:



                                          Fiscal 2002            Fiscal 2001             Inc (Dec)             % Change
                                      ----------------      -----------------      --------------------    ----------------

U.S. Retail                             $   7,427.0           $    7,723.0              $    (296.0)               (3.8)%
Canada Retail                               1,957.3                1,806.7                    150.6                 8.3
Canada Wholesale                              712.5                  676.5                     36.0                 5.3
                                      ----------------      -----------------      --------------------    ----------------
Total                                   $  10,096.8           $   10,206.2              $    (109.4)               (1.1)%
                                      ================      =================      ====================    ================




       The following table details the dollar impact of several items affecting the decrease in sales by operating segment from fiscal 2001 to fiscal 2002:



                             Impact of         Impact of          Foreign                          Comparable
                                New             Closed           Exchange           Sales             Store
                              Stores            Stores             Rate            Volume             Sales            Total
                           -------------    --------------    -------------     -------------    -------------     -------------


U.S. Retail                $      83.6      $    (334.3)      $       -         $      -         $     (45.3)      $   (296.0)
Canada Retail                    100.5            (46.7)              2.5              -                94.3            150.6
Canada Wholesale                   -                -                 0.9             35.1               -               36.0
                           -------------    --------------    -------------     -------------    -------------     -------------
     Total                 $     184.1      $    (381.0)      $       3.4       $     35.1       $      49.0       $   (109.4)
                           =============    ==============    =============     =============    =============     =============



       The decrease in U.S. Retail sales was primarily attributable to the closure of 94 stores since the beginning of fiscal 2001, of which 33 were closed in fiscal 2002, decreasing sales by $334.3 million, and lower comparable store sales for fiscal 2002 of 1.0% as compared to fiscal 2001. Included in the 94 stores closed since the beginning of fiscal 2001 were 37 stores closed as part of the asset disposition initiative discussed in Note 2 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders. This decrease was partially offset by the opening of 36 new stores since the beginning of fiscal 2001, of which 18 were opened in fiscal 2002, increasing sales by $83.6 million.

       The increase in Canada Retail sales was primarily attributable to the opening of 16 stores since the beginning of fiscal 2001, of which 13 were opened in fiscal 2002, which increased sales by $100.5 million, the favorable effect of the Canadian exchange rate, which increased sales by $2.5 million, and an increase in comparable store sales for fiscal 2002 of 6.6% as compared to fiscal 2001. These increases were partially offset by the closure of 20 stores since the beginning of fiscal 2001, of which 9 stores were closed in fiscal 2002, decreasing sales by $46.7 million.

       The increase in Canada Wholesale sales of $36.0 million was attributable to higher sales volume of $35.1 million and the favorable effect of the Canadian exchange rate of $0.9 million.

       Average weekly sales per supermarket for U.S. Retail were approximately $320,500 for fiscal 2002 versus $312,600 for the corresponding period of the prior year, an increase of 2.5%. Average weekly sales per supermarket for Canada Retail were approximately $222,000 for fiscal 2002 versus $200,400 for the corresponding period of the prior year, an increase of 10.8%. These increases were primarily due to:

o Closure of smaller stores with lower average weekly sales;
o Closure of underperforming stores; and
o Opening and remodeling of larger stores.


GROSS MARGIN
------------

     The following table presents gross margin dollar results and gross margin as a percentage of sales by operating segment for fiscal 2002 as compared to fiscal 2001. Gross margin as a percentage of sales decreased 41 basis points to 28.18% for fiscal 2002 from 28.59% for fiscal 2001.



                                            Fiscal 2002                                       Fiscal 2001
                           --------------------------------------------      --------------------------------------------

                               Gross Margin             Rate to Sales%            Gross Margin            Rate to Sales%
                               ------------             --------------            ------------            --------------


U.S. Retail                    $    2,268.9                  30.55%               $    2,364.5                  30.62%
Canada Retail                         559.2                  28.57                       537.7                  29.76
Canada Wholesale                       17.4                   2.44                        15.4                   2.28
                               --------------          ---------------            ------------            --------------
  Total                        $    2,845.5                  28.18%               $    2,917.6                  28.59%
                               ==============          ================           ============            ==============


       The following details the dollar impact of several items affecting the gross margin dollar decrease by operating segment from fiscal 2001 to fiscal 2002.




                           Sales Volume            Gross Margin Rate                Exchange Rate                    Total
                           ------------            -----------------                -------------             ------------------



U.S. Retail                $  (90.6)               $          (4.9)                 $       -                 $     (95.5)
Canada Retail                  44.1                          (23.3)                         0.7                      21.5
Canada Wholesale                0.8                            1.1                          -                         1.9
                           -------------           --------------------             ---------------           -------------
     Total                 $  (45.7)               $         (27.1)                 $       0.7               $     (72.1)
                           =============           ====================             ===============           =============




       The U.S. Retail gross margin decrease of $95.5 million resulted from decreases of $90.6 million due to lower sales volume and $4.9 million due to a lower gross margin rate. The Canadian Retail gross margin increase of $21.5 million resulted from increases of $44.1 million in sales volume and $0.7 million from fluctuations in the Canadian exchange rate, partially offset by a decrease of $23.3 million due to a lower gross margin rate. The Canadian Wholesale gross margin increase of $1.9 million resulted from an increase of $1.1 million due to a higher gross margin rate and an increase in sales volume of $0.8 million.



       This 41 basis point decrease was caused primarily by the following:

o More aggressive promotional activity during the current period in order to drive sales volume and protect market share; and
o Increased inventory shrink losses during the current year period compared to the prior year period.


       Included in gross margin for fiscal 2002 and fiscal 2001 were costs related to our asset disposition initiative of $1.3 million and $3.9 million, respectively, which were incurred to mark down inventory in stores announced for closure.

       Gross margin for fiscal 2001 also included costs of $6.3 million incurred as part of our business process initiative. These costs were incurred to mark down inventory to be discontinued as a result of detailed category management studies.


STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------

     The following table presents SG&A, by operating segment, in dollars and as a percentage of sales for fiscal 2002 as compared to fiscal 2001. SG&A was $2.8 billion or 28.12% for fiscal 2002 compared to $3.0 billion or 29.73% for fiscal 2001.




                                            Fiscal 2002                                       Fiscal 2001
                           --------------------------------------------      --------------------------------------------

                                    SG&A               Rate to Sales%                 SG&A               Rate to Sales%
                             ------------------      ----------------           -----------------       ---------------


U.S. Retail                    $    2,329.5                  31.37%               $    2,528.7                  32.74%
Canada Retail                         522.7                  26.71                       516.4                  28.58
Canada Wholesale                      (13.0)                 (1.83)                      (11.1)                 (1.65)
                               -------------           ---------------            -------------           --------------
     Total                     $    2,839.2                  28.12%               $    3,034.0                  29.73%
                               =============           ===============            =============           ==============



       Included in SG&A for fiscal 2002 and fiscal 2001 were net gains of $7.7 million and net costs of $189.6 million, respectively, relating to our asset disposition initiative as described in Note 2 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders. Also included in SG&A for fiscal 2002 and fiscal 2001 was a gain of $12.2 million relating to the early extinguishment of $50.7 million of our 7.75% Notes due April 15, 2007 and $44.5 million of our 9.125% Notes due December 15, 2011 and a loss of $12.4 million relating to the early extinguishment of $20.0 million of our 7.75% Notes due April 15, 2007, respectively, as described in Note 6 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders, and a gain of $1.7 million in fiscal 2002 related to the sale of securities received as part of the demutualization of The Prudential Insurance Company as described in Note 15 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders. Excluding these items, SG&A as a percentage of sales for fiscal 2002 as compared to fiscal 2001 would have increased 58 basis points.

       The major items impacting this increase include:

o      Higher severance costs in the U.S.;
o      Increased labor costs as a percentage of sales in the U.S.;
o Higher consulting costs due to a non-merchandise product and service sourcing initiative; and
o Higher closed store expenses for stores closed during the normal course of business.

Partially offset by:

o      Lower costs related to our business process initiative;
o      Higher gains on the sale of property and equipment during fiscal 2002;
o      Lower management incentive bonus expenses; and
o A $7 million reduction of accruals for occupancy costs primarily related to a change in estimate.

       Included in SG&A for fiscal 2002 and fiscal 2001 were $60.5 million and $91.6 million, respectively, relating to our business process initiative. Such costs primarily included professional consulting fees and salaries, including related benefits, of employees working full-time on the initiative.

       We also review individual assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2002, we recorded impairment losses on property, plant and equipment of $15.7 million related to U.S. Retail stores that were or will be closed in the normal course of business. Similarly, we recorded impairment losses on property, plant and equipment of $3.2 million related to Canada Retail stores that were or will be closed in the normal course of business. During fiscal 2001, there were $91.4 million in impairment losses relating to U.S. Retail stores, of which $80.9 million relates to the asset disposition initiative as discussed in Note 2 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders, and $5.0 million in impairment losses relating to Canada Retail stores closed in the normal course of business. These amounts were included in SG&A in our Consolidated Statements of Operations.


GAIN ON PROCEEDS FROM THE DEMUTUALIZATION OF A MUTUAL INSURANCE COMPANY
-----------------------------------------------------------------------
       During fiscal 2001, we received cash and common stock totaling $60.6 million from the demutualization of The Prudential Insurance Company. This amount was recorded as a nonrecurring gain and included in the determination of pretax income for fiscal 2001.


INTEREST EXPENSE
----------------
       Interest expense of $84.7 million for fiscal 2002 decreased from the prior year amount of $91.7 million due primarily to the following:

o Lower interest expense on our Secured Credit Agreement during fiscal 2002 compared to fiscal 2001 due to decreased rates and borrowings; and
o The impact of interest rate swaps which commenced in the fourth quarter of fiscal 2001.

Partially offset by:

o Higher interest expense on the $275 million 9.125% Senior Notes due December 15, 2011 which were issued to refinance $178 million of the $200 million 7.70% Senior Notes due January 15, 2004.

       The decreased borrowing requirement on our Secured Credit Agreement was primarily caused by the following:

o      Cash generated from operating activities;
o Proceeds received from the refinancing of $178 million of the $200 million 7.70% Senior Notes due January 15, 2004 with the issuance of $275 million 9.125% Senior Notes due December 15, 2011; and
o Proceeds received as a result of the demutualization of The Prudential Insurance Company as described in Note 15 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders.


INCOME TAXES
------------
       The provision for income taxes from continuing operations for fiscal 2002 was $130.6 million (a $104.6 million provision from our U.S. operations and a $26.0 million provision for our Canadian operations) compared to a benefit from income taxes from continuing operations of $57.1 million in fiscal 2001 (a $77.2 million benefit from our U.S. operations and a $20.1 million provision for our Canadian operations). The change in the provision for income taxes relates to the absence of the tax benefit of U.S. losses that would have been recorded had a valuation allowance of $133.7 million not been recorded and offset against our net U.S. deferred tax asset during the second quarter of fiscal 2002. During the remainder of fiscal 2002, the valuation allowance was increased by $27.8 million. Statement of Financial Accounting Standards ("SFAS") 109 "Accounting for Income Taxes" requires that a valuation allowance be created and offset against the net deferred tax asset if, based on existing facts and circumstances, it is more likely than not that some portion or all of the net deferred tax asset will not be realized (see Note 9 of our Consolidated Financial Statements included in our Fiscal 2002 Annual Report to Stockholders).


INCOME FROM OPERATIONS OF DISCONTINUED BUSINESSES, NET OF TAX
-------------------------------------------------------------

       Beginning in the fourth quarter of fiscal year 2002 and in the early part of the first quarter of fiscal 2003, we decided to sell our operations located in Northern New England and Wisconsin, as well as our Eight O'Clock Coffee business. These asset sales are now complete.

       Income from operations of discontinued businesses, net of tax for fiscal 2002 was $7.6 million as compared to $11.5 million for fiscal 2001. These amounts for each fiscal year represent the operating results of the stores in these locations as well as results from our Eight O'Clock Coffee business.


ASSET DISPOSITION INITIATIVE
----------------------------

     In fiscal 1998 and 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores including the exit of the Richmond, Virginia and Atlanta, Georgia markets. In addition, during the third quarter of fiscal 2001, we announced that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses would be closed and/or sold, and certain administrative streamlining would take place. During the fourth quarter of fiscal 2003, we announced an initiative to close 5 stores and convert 13 stores to our Food Basics format in the Detroit, Michigan and Toledo, Ohio markets. As a result, we recorded a charge of $37.7 million ($2.2 million in "Cost of merchandise sold" and $35.5 million in "Store operating, general and administrative expense" in our Consolidated Statement of Operations for fiscal
2003) as follows:

                                                            Fiscal 2003
                                                          --------------
            Occupancy related                             $      20,999
            Severance and benefits                                8,930
            Fixed asset writeoffs                                 4,129
            Nonaccruable closing costs                            1,449
            Inventory markdowns                                   2,244
                                                         ---------------
               Total charges                              $      37,751
                                                         ===============

     As of February 28, 2004, we had closed all of the above stores and facilities. The following table summarizes the activity related to the charges recorded for the aforementioned initiatives since the beginning of fiscal 2002:



                                                          Severance
                                                             and
                                          Occupancy        Benefits          Fixed Assets        Total
                                        -------------   --------------     ---------------  -------------

     Balance at
       February 23, 2002                $    143,700    $      22,137      $            -   $    165,837
     Addition (1)                              7,249            3,544                   -         10,793
     Utilization (2)                         (34,003)         (19,830)                776        (53,057)
     Adjustments (3)                         (13,825)             889                (776)       (13,712)
                                        -------------   -------------      ---------------  ------------
     Balance at
        February 22, 2003               $    103,121    $       6,740      $            -   $    109,861
     Addition (1)                             26,553            8,930               4,129         39,612
     Utilization (2)                         (32,053)          (7,883)             (4,129)       (44,065)
     Adjustments (3)                          (5,776)           1,558                   -         (4,218)
                                        ------------    -------------      --------------   ------------
     Balance at
        February 28, 2004               $     91,845    $       9,345      $            -   $    101,190
                                        ============    =============      ==============   ============






(1) The additions to occupancy during fiscal 2003 represent charges related to closures and conversions in the Detroit, Michigan market of $21.0 million and the present value of accrued interest related to lease obligations of $5.6 million. The addition to severance during fiscal 2002 related to retention and productivity incentives that were accrued as earned, and the addition in fiscal 2003 related to a voluntary termination plan initiated in the Detroit, Michigan market.

(2) Occupancy utilization represents vacancy related payments for closed locations. Severance utilization represents payments made to terminated employees during the period.

(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2003, we recorded net adjustments of $4.2 million primarily related to reversals of previously accrued vacancy related costs due to favorable results of terminating and subleasing certain locations. During fiscal 2002, we recorded net adjustments of $13.7 million primarily related to reversals of previously accrued vacancy related costs due to the following:

         o Favorable results of assigning leases at certain locations of $7.2 million;
         o The decision to continue to operate one of the stores previously identified for closure due to changes in the competitive environment in the market in which that store is located of $3.2 million; and
         o The decision to proceed with development at a site that we had chosen to abandon at the time of the original charge due to changes in the competitive environment in the market in which that site is located of $3.3 million.

       As described above, during fiscal 2003, we recorded a net charge of $33.5 million to our Consolidated Statements of Operations reflecting a $37.7 million charge relating to our Farmer Jack restructuring program offset by a $4.2 million net gain relating to reversals of previously accrued vacancy related costs. During fiscal 2002, we recorded a net gain of $6.4 million to our Consolidated Statement of Operations reflecting a $13.7 million gain primarily relating to reversals of previously accrued vacancy related costs offset by a $7.3 million charge for non-accruable store inventory markdowns and closing costs.

       As of February 28, 2004, we had paid approximately $59.3 million of the total original severance and benefits charge recorded, which resulted from the termination of approximately 4,800 employees. The remaining severance liability primarily relates to future obligations for early withdrawal from multi-employer union pension plans, and individual severance payments which will be paid by the end of fiscal 2005.

       At February 28, 2004, approximately $26.8 million of the liability was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

       Included in our Consolidated Statements of Operations for fiscal 2003, 2002 and 2001 are the sales and operating results of the aforementioned permanently closed stores while they were open during the periods presented. The results of these operations are as follows:



                       Fiscal 2003       Fiscal 2002           Fiscal 2001
                     --------------    ----------------      ---------------

    Sales              $  41,810         $   68,776             $306,220
                       ==========        ===========            =========

    Operating loss     $  (8,034)        $   (5,371)            $(25,556)
                       ==========        ===========            =========

      We have evaluated the liability balance of $101 million as of February 28, 2004 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

CASH FLOWS
----------

       The following table presents excerpts from our Consolidated Statements of Cash Flows:



                                                                              Fiscal 2003         Fiscal 2002        Fiscal 2001
                                                                           ---------------     ---------------     -------------

Net cash (used in) provided by operating activities                        $    (14,978)       $    191,046        $   325,898
                                                                           ---------------     ---------------     ------------

Net cash provided by (used in) investing activities                        $    129,923        $   (162,799)       $  (140,374)
                                                                           ---------------     ---------------     -----------

Net cash used in financing activities                                      $    (46,012)       $       (608)       $  (147,617)
                                                                           ---------------     ---------------     ------------




       Net cash flow used in operating activities of $15.0 million for fiscal 2003 primarily reflected our net loss of $147.0 million adjusted for non-cash charges of $60.1 million related to our Farmer Jack long lived asset / goodwill impairment, $33.5 million related to our Farmer Jack restructuring program, and depreciation and amortization of $268.8 million, partially offset by the gain from the sale of the discontinued operations of $162.9 million, a decrease in accounts payable of $58.1 million and a decrease in other non-current liabilities of $35.4 million. Net cash flow provided by operating activities of $191.0 million for fiscal 2002 primarily reflected our net loss of $193.5 million adjusted for non-cash charges of $263.6 million for depreciation and amortization and $157.6 million related to our income tax provision. Net cash flow provided by operating activities of $325.9 million for fiscal 2001 primarily reflected our net loss of $71.9 million adjusted for non-cash charges of $201.1 million related to restructuring and $262.6 million related to depreciation and amortization, partially offset by $47.3 million related to our income tax benefit.

       Net cash flow provided by investing activities of $129.9 million for fiscal 2003 primarily reflected cash received from the sale of our assets of $264.6 million (most of which related to our discontinued operations), partially offset by property expenditures totaling $134.7 million, which included 19 new supermarkets and 2 major remodels. Net cash flow used in investing activities of $162.8 million for fiscal 2002 primarily reflected $219.5 million used for property expenditures, which included 31 new supermarkets, 38 major remodels or enlargements and capital expenditures related to the business process initiative, partially offset by $56.7 million in proceeds from property disposals. Net cash flow used in investing activities of $140.4 million for fiscal 2001 primarily reflected $246.2 million used for property expenditures, which included 21 new supermarkets, 26 major remodels or enlargements, and capital expenditures related to the business process initiative, partially offset by $105.8 million in proceeds from property disposals.

       For fiscal 2004, we have planned capital expenditures of approximately $275.0 to $300.0 million, which will be funded primarily from existing working capital. These expenditures relate primarily to opening approximately 10 to 15 new supermarkets, converting 30 to 35 stores to new formats, and enlarging or remodeling 100 - 125 supermarkets. We currently expect to close approximately 5 - 10 stores during fiscal 2004.

      Net cash used in financing activities of $46.0 million for fiscal 2003 primarily reflected $135.0 million in payments on our revolving lines of credit, $47.1 million in payments on long term borrowings, and $13.6 million in principal payments on capital leases, partially offset by $166.5 million in long-term borrowings. Net cash flow used in financing activities of $0.6 million for fiscal 2002 primarily reflected $178.3 million in payments on our revolving lines of credit, $95.0 million in payments on long-term borrowings, $25.6 million in decreased book overdrafts, $5.7 million paid in deferred financing fees, and $12.2 million in principal payments on capital leases, partially offset by $313.3 million in borrowings under revolving lines of credit. Net cash flow used in financing activities of $147.6 million for fiscal 2001 primarily reflected $1.3 billion in payments on revolving lines of credit, $223.9 million in payments on long-term borrowings, and $11.7 million in principal payments on capital leases, partially offset by $1.1 billion in proceeds under revolving lines of credit and $277.0 million in long-term borrowings.

WORKING CAPITAL
---------------

       We had working capital of $72.4 million at February 28, 2004 compared to working capital of $9.0 million at February 22, 2003. We had cash and cash equivalents aggregating $276.2 million at February 28, 2004 compared to $199.0 million at the end of fiscal 2002. The increase in working capital was attributable primarily to the following:

o An increase in cash and cash equivalents as detailed in the Consolidated Statements of Cash Flows;
o A decrease in current portion of long term debt due to the repayment of our 7.70% Notes due January 15, 2004; and
o A decrease in accounts payable (inclusive of book overdrafts).

Partially offset by the following:

o A decrease in inventories, prepaid expenses and other current assets mainly due to the sale of assets held for sale; and
o An increase in other accruals.

REVOLVING CREDIT AGREEMENT
--------------------------
       During fiscal 2003, we amended and restated our Secured Credit Agreement (the "Amended and Restated Credit Agreement") and decreased our borrowing base to $400 million. Thus, at February 28, 2004, we had a $400 million secured revolving credit agreement with a syndicate of lenders enabling us to borrow funds on a revolving basis sufficient to refinance short-term borrowings and provide working capital as needed. This amended facility provides us with greater operating flexibility and provides for increased capital spending. Under the Amended and Restated Credit Agreement, there are no financial covenants as long as availability under the agreement exceeds $50 million.

       The Amended and Restated Credit Agreement is comprised of a U.S. credit agreement amounting to $330 million and a Canadian credit agreement amounting to $70 million (C$93.5 million at February 28, 2004) and is collateralized by inventory, certain accounts receivable and certain pharmacy scripts. Borrowings under the Amended and Restated Credit Agreement bear interest based on LIBOR and Prime interest rate pricing. This agreement expires in December 2007.

       As of February 28, 2004, there were no borrowings under these credit agreements. As of February 28, 2004, after reducing availability for outstanding letters of credit and borrowing base requirements, we had $213.0 million available under the Amended and Restated Credit Agreement.

OTHER
-----

       During fiscal 2003, we repurchased in the open market $9.8 million of our 7.75% Notes due April 15, 2007 and $14.0 million of our 9.125% Notes due December 15, 2011. These open market repurchases resulted in a net gain due to the early extinguishment of debt of $1.9 million, which has been classified within income from operations in accordance with SFAS 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections".

       During fiscal 2002, we repurchased in the open market $50.7 million of our 7.75% Notes due April 15, 2007 and $44.5 million of our 9.125% Notes due December 15, 2011. These open market repurchases resulted in a net gain due to the early extinguishment of debt of $12.2 million. In accordance with SFAS 145, this gain has been reclassified within income from operations for fiscal 2002. Under the Amended and Restated Credit Agreement, we are permitted to make bond repurchases and may do so from time to time in the future.

       On February 27, 2004, we sold 13 properties and simultaneously leased them back from the purchaser. However, due to our Company's continuing involvement with these properties, the sale did not qualify for sale-leaseback accounting in accordance with SFAS 98, "Accounting for Leases" but rather qualified as a financing under the provisions of SFAS 66, "Accounting for Sales of Real Estate." In accordance with SFAS 66, the carrying value of these properties of approximately $73.6 million remained on our Consolidated Balance Sheet and no sale was recognized. Instead, the sales price of these properties of $166.5 million was recorded as a financing obligation with a maturity of 20 years, with the exception of one property that has a maturity of 22 years, within "Long term debt" on our Consolidated Balance Sheet at February 28, 2004. In addition, all lease payments are being expensed to "Interest expense" in our Consolidated Statements of Operations. Of the 13 properties sold, all were sold for a profit resulting in a gain, after deducting expenses, which has been deferred and will not be recognized until the end of the respective leases when our continuing involvement ceases. We expect to enter into similar transactions for other owned properties from time to time in the future.

       We currently have active Registration Statements dated January 23, 1998 and June 23, 1999, allowing us to offer up to $75 million of debt and/or equity securities as of February 28, 2004 at terms contingent upon market conditions at the time of sale.

       We do not expect to pay dividends during fiscal 2004.

       As of February 28, 2004, we have the following contractual obligations and commitments:




                                                   Payments Due by Period (in millions)
                           ---------------------------------------------------------------------------------------------
         Contractual                          Less than
         Obligations           Total            1 Year          1 - 3 Years           4 - 5 Years             Thereafter
   ----------------------  -------------    --------------    ------------------      ------------------      ----------



   Debt (1)                 $      826.0    $          2.3    $         4.5           $       220.0           $   599.2
   Capital Leases (2)              176.5              24.4             28.3                    22.1               101.7
   Operating Leases   (2)        3,281.9             246.1            479.1                   444.2             2,112.5
   Pension Obligations (3)          52.8               4.5              4.9                     4.7                38.7
   Postretirement
      Obligations (4)               23.0               2.1              4.3                     4.4                12.2
   Occupancy Payments (5)          143.6              30.0             40.3                    28.6                44.7
   Severance (6)                    15.5              12.0              1.7                     0.3                 1.5
   Purchase Commitments(7):
      Equipment Purchases            6.6               6.4              0.2                       -                   -
      Equipment Rentals             58.1              43.9              8.4                     4.5                 1.3
      Suppliers                  1,494.2             404.6            772.0                   317.6                   -
      Manufacturers/Vendors         54.8              33.9             20.4                     0.5                   -
      Service Contracts             26.6              19.6              6.9                     0.1                   -
      Consulting                    30.1              23.6              6.5                       -                   -
                            -------------     -------------   --------------            -------------         -----------
     Total                  $    6,189.7      $      853.4    $     1,377.5             $   1,047.0           $ 2,911.8
                            =============     =============   ==============            =============         ===========





(1) Amounts represent contractual amounts due. Refer to Note 8 of our Consolidated Financial Statements for information regarding long-term debt. We expect to settle such long-term debt by several methods, including cash flows from operations.
(2) Amounts represent contractual amounts due. Refer to Note 10 of our Consolidated Financial Statements for information regarding capital and operating leases.
(3) Amounts represent future benefit payments for our unfunded defined benefit pension plans as well as future contributions to our funded defined benefit pension plans. Refer to Note 12 of our Consolidated Financial Statements for information regarding our defined benefit pension plans.
(4) Amounts represent future benefit payments for our unfunded postretirement benefit obligation. Refer to Note 12 of our Consolidated Financial Statements for information regarding our postretirement benefits.
(5) Amounts represent our future occupancy payments primarily relating to our asset disposition initiatives. Refer to Note 4 of our Consolidated Financial Statements for information regarding our occupancy obligations.
(6) Amounts represent our future severance obligations primarily relating to our asset disposition initiatives. Refer to Note 4 of our Consolidated Financial Statements for information regarding our severance obligations.
(7) The purchase commitments include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders. We expect to fund these commitments with cash flows from operations.





                                                  Expiration of Commitments (in millions)
                           ----------------------------------------------------------------------------------------------
            Other                             Less than
         Commitments           Total            1 Year          1 - 3 Years           4 - 5 Years            Thereafter
   ----------------------  -------------    --------------    ------------------    ---------------       ---------------

   Guarantees              $      2.2         $     0.2           $     0.4           $     0.5              $      1.1
                           ==========         =========           =========           =========              ==========




       We are the guarantor of a loan of $2.2 million related to a shopping center, which will expire in 2011.

     Our existing senior debt rating was B3 with negative implications with Moody's Investors Service ("Moody's") and B with negative implications with Standard & Poor's Ratings Group ("S&P") as of February 28, 2004. Our liquidity rating was SGL2 with Moody's as of February 28, 2004. Our recovery rating was 1 with S&P as of February 28, 2004 indicating a high expectation of 100% recovery of our senior debt to our lenders. Future rating changes could affect the availability and cost of financing to our Company.

       We believe that our present level of invested cash and cash generated from operations will be sufficient for our capital expenditure programs and mandatory scheduled debt repayments for the next twelve months. However, certain external factors such as unfavorable economic conditions, competition, labor relations and fuel and utility costs could have a significant impact on cash generation. We believe our contingency plans would mitigate the potential risk; however, there can be no assurance that such actions will be pursued or successful.


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



Interest Rates
--------------
       Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We do not have cash flow exposure due to rate changes on our $635.3 million in notes as of February 28, 2004 because they are at fixed interest rates. However, we do have cash flow exposure on our committed bank lines of credit due to our variable floating rate pricing. Accordingly, during fiscal 2003, a presumed 1% change in the variable floating rate would have impacted interest expense by $0.2 million.

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

Foreign Exchange Risk
---------------------
       We are exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. During fiscal 2003, a change in the Canadian currency of 10% would have resulted in a fluctuation in net income of $1.7 million. We do not believe that a change in the Canadian currency of 10% will have a material effect on our financial position or cash flows.


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

Self-Insurance Reserves

         Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The total current and non-current liability for self-insurance reserves recorded at February 28, 2004 related to our U.S. Retail segment was $98.5 million, which includes a $17.5 million increase in our workers' compensation and general liability reserves in response to both adverse development of prior years' costs and other developments including a continuing trend of rising costs. As of February 28, 2004, the self-insurance reserves relating to our Canada Retail and Canada Wholesale segments were not significant. The discount rate used at February 28, 2004 was 2.7% and was based on the timing of the projected cash flows of future payments to be made for claims. A 1% increase in the discount rate would decrease the required liability by $2.1 million. Conversely, a 1% decrease in the discount rate would increase the required liability by $2.2 million. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

Long-Lived Assets

       We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment on a discounted basis using a probability weighted approach and a risk free rate.

      During fiscal 2003, we recorded total impairment losses on U.S. Retail segment property, plant and equipment of $37.2 million relating to our Farmer Jack stores. Refer to Note 3 - Valuation of Long Lived Assets and Goodwill and
Note 4 - Asset Disposition Initiative in the Notes to Consolidated Financial Statements for further discussion relating to impairment charges recorded during the current fiscal year.

      We also review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2003, we recorded impairment losses on property, plant and equipment of $25.0 million ($23.3 million in our U.S. Retail segment and $1.7 million in our Canada Retail segment). Of this amount, $4.4 million related to U.S. Retail stores and $1.7 million related to Canada Retail stores that were or will be closed in the normal course of business and are included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations. The remaining impairment losses we recorded of $18.9 million during fiscal 2003 related to stores closed as a result of our exit of the Kohl's business and are included in our Consolidated Statements of Operations under the caption "(Loss) income from operations of discontinued businesses, net of tax" (see Note 2 of our Consolidated Financial Statements).

      If current operating levels and trends continue, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

Excess of Cost over Net Assets Acquired

      In accordance with SFAS 142 "Goodwill and Other Intangible Assets," the excess of cost over fair value of net assets acquired is no longer required to be amortized, but tested for impairment at least annually by reassessing the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on a discounted basis in comparison to the carrying value of such operations. If the results of such comparison indicate that an impairment may exist, we determine the implied fair market value of the goodwill using a purchase price allocation approach and compare this value to the balance sheet amount. If such comparison indicates that an impairment exists, we recognize a charge to operations at that time based upon the differences between the implied fair market value of the goodwill and the balance sheet amount. During fiscal 2003, we determined that goodwill relating to the Farmer Jack reporting unit was entirely impaired; thus, we recorded an impairment charge of $27.0 million as a component of operating income in "Store operating, general and administrative expense" in our Consolidated Statements of Operations. Refer to Note 3 - Valuation of Long Lived Assets and Goodwill in the Notes to Consolidated Financial Statements for further discussion relating to the impairment charges recorded. As of February 28, 2004, our remaining goodwill balance is $5.9 million.

Closed Store Reserves

      For stores closed that are under long-term leases, we record a discounted liability using a risk free rate for the future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable recoveries from projected sublease rentals. If estimated cost recoveries exceed our liability for future minimum lease payments, the excess is recognized as income over the term of the sublease. We estimate future net cash flows based on our experience in and our knowledge of the market in which the closed store is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. While these factors have been relatively stable in recent years, variation in these factors could cause changes to our estimates. As of February 28, 2004, we had liabilities for future minimum lease payments of $131 million, which related to 77 vacant stores and 36 subleased or assigned stores. Of this amount, $21 million relates to stores closed in the normal course of business, $91 million relates to stores closed as part of the asset disposition initiative (see Note 4 of our Consolidated Financial Statements) and $19 million relates to stores closed as part of our exit of the northern New England and Kohl's businesses (see Note 2 of our Consolidated Financial Statements).

Employee Benefit Plans

       The determination of our obligation and expense for pension and other postretirement benefits is dependent, in part, on our selection of certain assumptions used by our actuaries in calculating these amounts. These assumptions are disclosed in Note 12 of our consolidated financial statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs. In accordance with U.S. GAAP, actual results that differ from our Company's assumptions are accumulated and amortized over future periods and, therefore, affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

       An example of how changes in these assumptions can affect our financial statements occurred in fiscal 2003. Based on our review of market interest rates, actual return on plan assets and other factors, we lowered our discount rate for U.S. plans to 6.00% at year-end 2003 from 6.50% at year-end 2002. We also lowered our expected return on plan assets for U.S. plans to 7.00% at year-end 2003 from 7.50% at year-end 2002. These rates are applied to the calculated value of plan assets and liabilities, which results in an amount that is included in pension expense or income in the following years. When not considering other changes in assumptions or actual return on plan assets, a 1% change in the discount rate alone would either increase the benefit obligation by $12.2 million or decrease the benefit obligation by $10.0 million, and a 1% change in expected return on plan assets alone would either increase or decrease 2003 U.S. pension expense by $1.2 million.

       When not considering other changes in assumptions for our post-retirement benefits, a 1% change in the discount rate alone would either increase or decrease 2003 service and interest cost by $0.05 million, while the accumulated post-retirement benefit obligation would either increase by $2.1 million or decrease by $1.9 million. The effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of 2003 service and interest cost would either be an increase or decrease of $0.1 million, while accumulated post-retirement benefit obligation would either increase by $1.6 million or decrease by $1.4 million.

       Refer to Note 12 - Employee Benefit Plans in the Notes to Consolidated Financial Statements for a full discussion of our Company's employee benefit plans.

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


IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
---------------------------------------

       In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds the provisions of SFAS 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishment are effective for fiscal years beginning after May 15, 2002. Beginning in fiscal 2003, any gain or loss on extinguishment of debt, previously classified as an extraordinary item in prior periods presented, that does not meet the criteria of APB No. 30 for such classification, will be reclassified to conform to the provisions of SFAS 145. In accordance with SFAS 145, we have reclassified both the fiscal 2002 $12.2 million pretax extraordinary gain and the fiscal 2001 $12.4 million pretax extraordinary loss to (loss) income from operations. In addition, we decreased income tax expense by $0.3 million and $5.3 million, respectively, to reclassify the tax benefits of these transactions in accordance with the new accounting standard.

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

       In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" ("SFAS 148"), which amends SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The amendments to SFAS 123 in paragraphs 2(a)-2(e) of this Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. The disclosure requirements set forth in this statement have been adopted in fiscal 2002 and did not have a significant impact on the financial statements.

       In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS
133. The new guidance amends SFAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The provisions of SFAS 149 did not have a material impact on our financial position or results of operations.

       In January 2003 and December 2003, the FASB issued FIN 46 and FIN 46-R, respectively. FIN 46 and FIN 46-R address the consolidation of entities whose equity holders have either (a) not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46 and FIN 46-R require the consolidation of these entities, known as variable interest entities ("VIE's"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE's activities, entitled to receive a majority of the VIE's residual returns, or both. FIN 46 and FIN 46-R apply immediately to variable interests in VIE's created or obtained after January 31, 2003. For variable interests in a VIE created before February 1, 2003, FIN 46 and FIN 46-R apply to VIE's no later than the end of the first reporting period ending after March 15, 2004 (the quarter ending June 19, 2004 for our Company). The Interpretations require certain disclosures in financial statements issued after January 31, 2003, if it is reasonably possible that our Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

         As discussed further in Note 7, our Company served 63 franchised stores as of February 28, 2004. These franchisees are required to purchase inventory exclusively from our Company, which acts as a wholesaler to the franchisees. Our exposure to loss as a result of our involvement with these franchisees includes our operating income generated from our wholesale segment as detailed in Note 15 "Operating Segments" and our equipment leases and inventory notes, which totaled $38.6 million at February 28, 2004. We are currently in the process of analyzing the franchisee relationships in accordance with FIN 46 and FIN 46-R to determine if any or all are VIE's. We believe it is likely that these franchisees are VIE's, and that we are the primary beneficiary. Therefore, we would be required to consolidate these entities upon FIN 46 and FIN 46-R becoming effective for our Company.

       In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for classification and measurement in the balance sheets for certain financial instruments which possess characteristics of both a liability and equity. Generally, it requires classification of such financial instruments as a liability. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments in existence prior to May 31, 2003, SFAS 150 is effective for fiscal periods beginning after June 15, 2003 (i.e., our third quarter of fiscal 2003). The adoption of SFAS 150 did not have a material impact on our financial statements.

       In November 2003, the Emerging Issues Task Force confirmed as a consensus EITF Issue No. 03-10, "Application of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, by Resellers to Sales Incentives Offered to Consumers by Manufacturers" ("EITF 03-10"). EITF 03-10 will not impact our Company's existing accounting and reporting policies for manufacturers' coupons that can be presented at any retailer that accepts coupons. For arrangements with vendors that are entered into or modified after February 28, 2004, our Company is required to record the vendor reimbursement as a reduction of cost of sales (instead of sales) if the coupon can only be redeemed at a Company retail store. This modification to our Company's accounting and reporting policies will only impact sales and cost of sales beginning in our Company's first quarter of fiscal 2004 (the quarter ending June 19, 2004) and is not expected to have a material impact on sales or cost of sales.

       In December 2003, the FASB issued SFAS 132 R, "Employer's Disclosure about Pensions and Other Postretirement Benefits" ("SFAS 132 R"). SFAS 132 R requires new annual disclosures about the type of plan assets, investments strategy, measurement date, plan obligations, and cash flows as well as the components of the net periodic benefit cost recognized in interim periods. The new annual disclosure requirements apply to fiscal years ending after December 15, 2003, except for the disclosure of expected future benefit payments, which must be disclosed for fiscal years ending after June 15, 2004. Interim period disclosures are generally effective for interim periods beginning after December 15, 2003. We have included the disclosures required by SFAS 132 R, including expected future benefit payments, in our consolidated financial statements for the year ended February 28, 2004.

       During January 2004, the FASB issued FASB Staff Position ("FSP") 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act")", which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. The guidance in FSP 106-1 is effective for interim or annual financial statements of fiscal years ending after December 7, 2003. The election to defer accounting for the Act is a one-time election that must be made before net periodic postretirement benefit costs for the period that includes the Act's enactment date are first included in reported financial information pursuant to the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). Based upon the uncertainties related to the appropriate accounting methodology for this event and in accordance with FSP 106-1, we elected to defer accounting for the effects of the Act and accordingly, the measures of the accumulated postretirement benefit obligations and the net postretirement benefit cost disclosed do not reflect the effects of the Act on the postretirement benefits. We have not determined the impact of the Act on these benefits.


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

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Consolidated Statements of Operations
                (Dollars in thousands, except per share amounts)





                                                Fiscal 2003                Fiscal 2002                  Fiscal 2001
                                          ----------------------     ---------------------     ----------------------


Sales                                           $   10,812,462            $   10,096,781            $    10,206,246
Cost of merchandise sold                            (7,882,646)               (7,251,322)                (7,288,619)
                                                ---------------           --------------            ----------------
Gross margin                                         2,929,816                 2,845,459                  2,917,627
Store operating, general
    and administrative expense                      (3,098,305)               (2,839,201)                (3,034,014)
Gain on proceeds from the
    demutualization of a mutual
    insurance company                                        -                         -                     60,606
                                                --------------            --------------            ---------------
(Loss) income from operations                         (168,489)                    6,258                    (55,781)

Interest expense                                       (81,814)                  (84,679)                   (91,722)
Interest income                                          7,285                     7,897                      6,972
                                                --------------            --------------            ---------------
Loss from continuing operations
     before income taxes                              (243,018)                  (70,524)                  (140,531)
Benefit from (provision for) income
     taxes                                              31,671                  (130,630)                    57,138
                                                --------------            ---------------           ---------------
Loss from continuing operations                       (211,347)                 (201,154)                   (83,393)
Discontinued operations:
     (Loss) income from operations of
        discontinued businesses, net of
        tax benefit of $21.9 for the year
        ended February 28, 2004, and
        tax provision of $5.5 and $8.3
        for the years ended February 22,
        2003 and February 23, 2002,
        respectively                                   (30,183)                    7,645                     11,487
     Gain on disposal of discontinued
        operations, net of tax provision
       of $68.4 as of February 28, 2004                 94,506                         -                          -
                                                --------------            --------------            ---------------

     Income from discontinued
         operations                                     64,323                     7,645                     11,487
                                                --------------            --------------            ---------------
Net loss                                        $     (147,024)           $     (193,509)           $       (71,906)
                                                ==============            ==============            ===============

Net loss per share - basic and diluted:

    Continuing operations                       $        (5.49)           $       (5.23)            $        (2.17)
    Discontinued operations                               1.67                     0.20                       0.29
                                                --------------            --------------            --------------
Net loss per share - basic and
    diluted                                     $        (3.82)           $       (5.03)            $        (1.88)
                                                ==============            =============             ==============


Weighted average common shares outstanding:
        Basic                                       38,516,750                38,494,812                 38,350,616
                                                ==============            ==============            ===============
        Diluted                                     38,516,750                38,494,812                 38,350,616
                                                ==============            ==============            ===============



                 See Notes to Consolidated Financial Statements.


                 The Great Atlantic & Pacific Tea Company, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income
                  (Dollars in thousands, except share amounts)




                                                                                       Accumulated
                                                Common stock           Additional         other         Retained         Total
                                        -----------------------------   paid-in       comprehensive     earnings     Stockholders'
                                            Shares         Amount       capital           loss          (deficit)       equity
                                        -------------  --------------  ---------- ------------------   ----------- ---------------

Balance at 2/24/01                      38,347,216        $ 38,347      $456,470     $     (72,808)     $ 326,802      $ 748,811
Net loss                                                                                                  (71,906)       (71,906)
Stock options exercised                     20,412              21           283                                             304
Other comprehensive
      loss                                                                                  (4,221)                       (4,221)
                                        --------------    -----------  -----------  ----------------    ----------     ------------


Balance at 2/23/02                      38,367,628          38,368      456,753            (77,029)       254,896        672,988
Net loss                                                                                                 (193,509)      (193,509)
Stock options exercised                    148,178             148        2,658                                            2,806
Other comprehensive
     income                                                                                 15,906                        15,906
                                        -------------     -----------  -----------  ----------------  -----------      ------------


Balance at 2/22/03                      38,515,806          38,516      459,411            (61,123)        61,387        498,191
Net loss                                                                                                 (147,024)      (147,024)
Stock options exercised                      3,099               3          168                                              171
Other comprehensive
     income                                                                                 34,486                        34,486
                                        -------------     -----------  -----------  --------------   -------------     -----------
Balance at 2/28/04                      38,518,905        $ 38,519     $459,579     $      (26,637)  $    (85,637)     $ 385,824
                                        =============     ===========  ===========  ==============   =============     ===========



                                                                   Fiscal 2003           Fiscal 2002           Fiscal 2001
                                                              --------------------  --------------------  --------------------

Comprehensive (loss) income
Net loss                                                             $  (147,024)         $  (193,509)         $    (71,906)
                                                                     -----------          -----------          -------------
   Foreign currency translation adjustment                                39,206               15,363                (5,089)
   Net unrealized gain on available for sale securities,
       net of tax                                                              -                    -                   933
   Reclassification adjustment for gains included in
       net loss, net of tax                                                    -                 (933)                    -
   Minimum pension liability adjustment, net of tax                       (1,547)              (1,539)                  (65)
   Net unrealized (loss) gain on derivatives, net of tax                  (3,173)               3,015                     -
                                                                     ------------         -----------          ------------
Other comprehensive income (loss)                                         34,486               15,906                (4,221)
                                                                     -----------          -----------          -------------
Total comprehensive loss                                             $  (112,538)         $  (177,603)         $    (76,127)
                                                                     ===========          ===========          =============


                 See Notes to Consolidated Financial Statements.


                 The Great Atlantic & Pacific Tea Company, Inc.
                           Consolidated Balance Sheets
                  (Dollars in thousands, except share amounts)

                                                                        February 28, 2004         February 22, 2003
                                                                        -----------------         -----------------
Assets
Current assets:
    Cash and cash equivalents                                               $    276,151               $    199,014
    Accounts receivable, net of allowance for doubtful
      accounts of $13,620 and $9,799 at February 28, 2004
      and February 22, 2003, respectively                                        190,737                    185,411
    Inventories                                                                  654,344                    682,734
    Prepaid expenses and other current assets                                     25,080                     32,429
                                                                            ------------               ------------
      Total current assets                                                     1,146,312                  1,099,588
                                                                            ------------               ------------
Property:
    Land                                                                          77,915                     74,643
    Buildings                                                                    317,596                    297,217
    Equipment and leasehold improvements                                       1,975,218                  2,324,021
                                                                            ------------               ------------
      Total - at cost                                                          2,370,729                  2,695,881
    Less accumulated depreciation and amortization                              (987,027)                (1,157,764)
                                                                            ------------               ------------
    Property owned                                                             1,383,702                  1,538,117
    Property under capital leases, net                                            65,632                     71,806
                                                                            ------------               ------------
Property - net                                                                 1,449,334                  1,609,923
Other assets                                                                     154,904                    175,726
                                                                            ------------               ------------
    Total assets                                                            $  2,750,550               $  2,885,237
                                                                            ============               ============

Liabilities and Stockholders' Equity
Current liabilities:
    Current portion of long-term debt                                       $      2,271               $     25,820
    Current portion of obligations under capital leases                           15,901                     13,787
    Accounts payable                                                             477,536                    511,634
    Book overdrafts                                                               96,273                    101,817
    Accrued salaries, wages and benefits                                         176,812                    180,812
    Accrued taxes                                                                 69,217                     53,774
    Other accruals                                                               235,910                    202,968
                                                                            ------------               ------------
      Total current liabilities                                                1,073,920                  1,090,612
                                                                            ------------               ------------
Long-term debt                                                                   823,738                    803,277
Long-term obligations under capital leases                                        73,980                     83,485
Other non-current liabilities                                                    393,088                    409,672
                                                                            ------------               ------------
    Total liabilities                                                          2,364,726                  2,387,046
                                                                            ------------               ------------

Commitments and contingencies

Stockholders' equity:
    Preferred stock - no par value; authorized - 3,000,000
      shares; issued - none                                                            -                          -
    Common stock - $1 par value; authorized - 80,000,000
      shares; issued and outstanding - 38,518,905 and
      38,515,806 shares at February 28, 2004 and
      February 22, 2003, respectively                                             38,519                     38,516
    Additional paid-in capital                                                   459,579                    459,411
    Accumulated other comprehensive loss                                         (26,637)                   (61,123)
    (Accumulated deficit) retained earnings                                      (85,637)                    61,387
                                                                            -------------              ------------
      Total stockholders' equity                                                 385,824                    498,191
                                                                            ------------               ------------
    Total liabilities and stockholders' equity                              $  2,750,550               $  2,885,237
                                                                            ============               ============

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)




                                                                             Fiscal 2003      Fiscal 2002       Fiscal 2001

                                                                          ---------------   ---------------  ----------------

Cash Flows From Operating Activities:
Net loss                                                                    $   (147,024)     $   (193,509)    $    (71,906)
Adjustments to reconcile net loss to net cash provided
       by operating activities:
     Farmer Jack long lived asset / goodwill impairment charge                    60,082                 -                -
     Asset disposition initiative                                                 33,546            (6,394)         201,067
     Depreciation and amortization                                               268,765           263,585          262,552
     Realized gain on sale of securities                                               -            (1,717)               -
     Environmental charge                                                              -                 -            1,964
     Deferred income tax provision (benefit)                                       8,670           157,566          (47,298)
     Loss (gain) on disposal of owned property and
        write-down of property, net                                                  348            (1,140)             348
     Gain on sale of discontinued operations                                    (162,942)                -                -
     Decrease (increase) in receivables                                              400            47,583          (22,151)
     Decrease in inventories                                                      44,025            46,705           58,288
     (Increase) decrease in prepaid expenses and other
        current assets                                                           (40,331)           44,631          (39,511)
     (Increase) decrease in other assets                                          (2,604)           19,274              988
     Decrease in accounts payable                                                (58,099)          (54,575)         (12,446)
     Increase (decrease) in accrued salaries, wages and
        benefits, and taxes                                                        5,307           (28,511)          18,027
     Increase (decrease) in other accruals                                        16,605           (63,051)         (17,051)
     Decrease in other non-current liabilities                                   (35,371)          (52,650)          (7,684)
     Other, net                                                                   (6,355)           13,249              711
                                                                            -------------     -------------    ------------
Net cash (used in) provided by operating activities                              (14,978)          191,046          325,898
                                                                            -------------     -------------    ------------

Cash Flows From Investing Activities:
     Expenditures for property                                                  (134,677)         (219,530)        (246,182)
     Proceeds from disposal of property                                          264,600            56,731          105,808
                                                                            ------------      ------------     ------------
Net cash provided by (used in) investing activities                              129,923          (162,799)        (140,374)
                                                                            ------------      ------------     ------------

Cash Flows From Financing Activities:
     Changes in short-term debt                                                        -                 -           (5,000)
     Proceeds under revolving lines of credit                                          -           313,253        1,098,675
     Payments on revolving lines of credit                                      (135,000)         (178,253)      (1,288,282)
     Proceeds from long-term borrowings                                          166,548               153          276,964
     Payments on long-term borrowings                                            (47,137)          (95,039)        (223,907)
     Principal payments on capital leases                                        (13,563)          (12,167)         (11,710)
     (Decrease) increase in book overdrafts                                       (6,562)          (25,617)          18,824
     Deferred financing fees                                                     (10,319)           (5,744)         (13,485)
     Proceeds from stock options exercised                                            21             2,806              304
                                                                            ------------      ------------     ------------
Net cash used in financing activities                                            (46,012)             (608)        (147,617)
                                                                            -------------     -------------    -------------
Effect of exchange rate changes on cash and
     cash equivalents                                                              8,204             2,755             (837)
                                                                            ------------      ------------     -------------
Net increase in cash and cash equivalents                                         77,137            30,394           37,070
Cash and cash equivalents at beginning of year                                   199,014           168,620          131,550
                                                                            ------------      ------------     ------------
Cash and cash equivalents at end of year                                    $    276,151      $    199,014     $    168,620
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

       We operate retail supermarkets in the United States and Canada. The U.S. operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest. See the following footnotes for additional information on our Canadian
Operations: Note 7 - Wholesale Franchise Business, Note 8 - Indebtedness, Note 11 - Income Taxes, Note 12 - Retirement Plans and Benefits, Note 14 - Commitments and Contingencies, and Note 15 - Operating Segments. Our principal stockholder, Tengelmann Warenhandelsgesellschaft KG ("Tengelmann"), owned 57.0% of our common stock as of February 28, 2004.

Fiscal Year
-----------
       Our fiscal year ends on the last Saturday in February. Fiscal 2003 ended February 28, 2004, fiscal 2002 ended February 22, 2003, and fiscal 2001 ended February 23, 2002. Fiscal 2003 had 53 weeks and both fiscal 2002 and fiscal 2001 were each comprised of 52 weeks.

Revenue Recognition
-------------------
       Retail revenue is recognized at point-of-sale. Wholesale revenue is recognized, in accordance with its terms, when goods are shipped and title to products and risk of loss are transferred to customers. Discounts that we provide to customers are accounted for as a reduction to sales upon sale.

Vendor Allowances
-----------------
       Vendor allowances that relate to our Company's buying and merchandising activities consist primarily of advertising and promotional allowances. With the exception of allowances described below, allowances are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Lump-sum payments received for multi-year contracts are generally amortized on a straight line basis over the life of the contracts. Vendor rebates or refunds that are contingent upon our Company completing a specified level of purchases or remaining a reseller for a specified time period are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the rebate or refund to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that we can reasonably estimate the rebate or refund and it is probable that the specified target will be obtained. If we believe attaining the milestone is not probable, the rebate or refund is recognized as the milestone is achieved.

       In November 2003, the Emerging Issues Task Force confirmed as a consensus EITF Issue No. 03-10, "Application of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, by Resellers to Sales Incentives Offered to Consumers by Manufacturers" ("EITF 03-10"). EITF 03-10 will not impact our Company's existing accounting and reporting policies for manufacturers' coupons that can be presented at any retailer that accepts coupons. For arrangements with vendors that are entered into or modified after February 28, 2004, our Company is required to record the vendor reimbursement as a reduction of cost of sales (instead of sales) if the coupon can only be redeemed at a Company retail store. This modification to our Company's accounting and reporting policies will only impact sales and cost of sales beginning in our Company's first quarter of fiscal 2004 (the quarter ending June 19, 2004) and is not expected to have a material impact on sales or cost of sales.

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

Inventories
-----------
       Store inventories are stated principally at the lower of cost or market with cost determined under the retail method on a first-in, first-out basis. Warehouse and other inventories are stated primarily at the lower of cost or market with cost determined on a first-in, first-out basis. Inventories of certain acquired companies are stated using the last-in, first-out method, which was their practice prior to acquisition. See Note 6 - Inventory for additional information regarding our use of the last-in, first-out method.

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

Advertising Costs
-----------------
       Advertising costs incurred to produce media advertising are expensed in the period the advertisement is first shown. Other advertising costs, primarily costs to produce circulars, place advertisements and pay advertising agency fees, are expensed when incurred. We recorded advertising expense of $136.5 million for both fiscal 2003 and 2002, and $136.0 million for fiscal 2001.

Pre-opening Costs
-----------------
       Non-capital expenditures incurred in opening new stores or remodeling existing stores are expensed as incurred.

Software Costs
--------------
       We capitalize externally purchased software and amortize it over three to five years. Amortization expense related to software costs for fiscal 2003, 2002 and 2001 was $6.4 million, $7.5 million and $3.3 million, respectively.

       We apply the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the capitalization of certain internally generated software costs. In fiscal 2003, 2002 and 2001, we capitalized $4.0 million, $26.7 million and $24.1 million, respectively, of such software costs. For fiscal 2003, 2002 and 2001, we recorded related amortization expense of $13.4 million, $7.6 million and $2.7 million, respectively.

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

       The weighted average shares outstanding utilized in the basic EPS calculation were 38,516,750 for fiscal 2003, 38,494,812 for fiscal 2002 and 38,350,616 for fiscal 2001. The additional common stock equivalents for fiscal 2003, 2002 and 2001 would have been 391,915, 387,040 and 588,603, respectively;
however, such shares were antidilutive and thus excluded from the diluted EPS calculation.

Excess of Cost over Net Assets Acquired
---------------------------------------
       In accordance with SFAS 142 "Goodwill and Other Intangible Assets," the excess of cost over fair value of net assets acquired is no longer required to be amortized, but tested for impairment at least annually by reassessing the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on a discounted basis in comparison to the carrying value of such operations. If the results of such comparison indicate that an impairment may exist, we determine the implied fair market value of the goodwill using a purchase price allocation approach and compare this value to the balance sheet amount. If such comparison indicates that an impairment exists, we will recognize a charge to operations at that time based upon the difference between the implied fair market value of the goodwill and the balance sheet amount. During fiscal 2003, we determined that goodwill relating to the Farmer Jack reporting unit was entirely impaired; thus, we recorded an impairment charge of $27.0 million as a component of operating income in "Store operating, general and administrative expense" in our Consolidated Statements of Operations. Refer to Note 3 - Valuation of Long Lived Assets and Goodwill in the Notes to Consolidated Financial Statements for further discussion relating to the impairment charges recorded.

       The book value of excess of cost over net assets acquired at February 28, 2004 and February 22, 2003 was $5.9 million and $32.0 million, respectively, net of accumulated amortization of $14.0 million for both fiscal years. We recorded amortization expense of nil for fiscal 2003 and fiscal 2002, and $1.4 million for fiscal 2001.

       Our adoption of SFAS 142 eliminated the amortization of goodwill beginning in the first quarter of fiscal 2002. The following table shows net loss and net loss per share for the adoption of SFAS 142:



                                                             Fiscal 2003     Fiscal 2002     Fiscal 2001
                                                            ------------     -----------     ------------

         Reported net loss                                   $ (147,024)      $(193,509)     $ (71,906)
             Add back:
                Goodwill amortization, net of tax                      -               -           833
                                                             -----------      ----------     ----------
                Adjusted net loss                            $ (147,024)      $(193,509)     $ (71,073)
                                                             ===========      ==========     ==========

         Net loss per share - basic and diluted:
             Reported net loss per share                     $   (3.82)       $   (5.03)     $   (1.88)
                Add back:
                   Goodwill amortization                             -                -           0.02
                                                             ----------       ----------     ----------

                   Adjusted net loss per share               $   (3.82)       $   (5.03)     $   (1.86)
                                                             ==========       ==========     ==========




Self Insurance Reserves
-----------------------
       Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The current portion of these liabilities is included in "Other accruals" and the non-current portion is included in "Other non-current liabilities" on our Consolidated Balance Sheets. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity). During fiscal 2003, we recorded a $17.5 million increase in our workers' compensation and general liability reserves in response to both adverse development of prior years' costs and other developments including a continuing trend of rising costs.

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

Long-Lived Assets
-----------------
       We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment on a discounted basis using a probability weighted approach and a risk free rate.

      During fiscal 2003, we recorded total impairment losses on U.S. Retail segment property, plant and equipment of $37.2 million relating to our Farmer Jack stores. Refer to Note 3 - Valuation of Long Lived Assets and Goodwill and
Note 4 - Asset Disposition Initiative in the Notes to Consolidated Financial Statements for further discussion relating to impairment charges recorded during the current fiscal year.

       We also review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2003, we recorded impairment losses on property, plant and equipment of $25.0 million ($23.3 million in our U.S. Retail segment and $1.7 million in our Canada Retail segment). Of this amount, $4.4 million related to U.S. Retail stores and $1.7 million related to Canada Retail stores that were or will be closed in the normal course of business and are included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations. The remaining impairment losses we recorded of $18.9 million during fiscal 2003 related to stores closed as a result of our exit of the Kohl's business and are included in our Consolidated Statements of Operations under the caption "(Loss) income from operations of discontinued businesses, net of tax" (see Note 2 of our Consolidated Financial Statements).

Property
--------
       Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment is depreciated based on lives varying from three to ten years. Leasehold improvements are amortized over the lesser of their estimated useful lives and the remaining available lease terms. Property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. During fiscal 2003, 2002 and 2001, in addition to the impairment losses discussed above, we disposed of and/or wrote down certain assets, which resulted in a pretax net loss of $0.3 million, a pretax net gain of $1.1 million, and a pretax net loss of $0.3 million, respectively.

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

       We accrue for vested vacation pay earned by our employees. Liabilities for compensated absences of $77.3 million and $84.5 million at February 28, 2004 and February 22, 2003, respectively, are included in "Accrued salaries, wages and benefits" on our Consolidated Balance Sheets.

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

       Had compensation cost for our stock options been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value methods prescribed by SFAS 123 and SFAS 148, our net loss and net loss per share would have been reduced to the pro forma amounts indicated below:





                                                                 Fiscal 2003             Fiscal 2002              Fiscal 2001
                                                              ----------------        ------------------       ----------------


       Net loss, as reported:                                 $    (147,024)           $     (193,509)         $     (71,906)
           Deduct/(Add):  Stock-based employee
                compensation income (expense)
                included in reported net loss, net of
                related tax effects                                    (151)                      449                   (449)
           Deduct:  Total stock-based employee
                compensation expense determined
                under fair value based method for
                all awards, net of related tax effects               (6,509)                   (8,016)                (5,408)
                                                              --------------           ---------------          -------------
       Pro forma net loss                                     $    (153,382)           $     (201,974)          $    (76,865)
                                                              ==============           ===============          =============

       Net loss per share - basic and diluted:
           As reported                                          $   (3.82)                $  (5.03)               $   (1.88)
           Pro forma                                            $   (3.98)                $  (5.25)               $   (2.00)






       The pro forma effect on net loss and net loss per share may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants.

       The fair value of the fiscal 2003, 2002 and 2001 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:



                                                           Fiscal 2003           Fiscal 2002           Fiscal 2001
                                                       ------------------    ------------------    ------------------


         Expected life                                       7 years               7 years               7 years
         Volatility                                            51%                   47%                   55%
         Dividend yield range                                  0%                    0%                    0%
         Risk-free interest rate range                     2.71%-4.01%           3.33%-5.18%           4.07%-5.40%



Comprehensive Loss
------------------
       Our Company's other comprehensive loss relates to changes in foreign currency translation, minimum pension liability and unrealized gains or losses on derivatives and securities held for sale.

       Other comprehensive loss as of February 28, 2004, February 22, 2003 and February 23, 2002 included:


                                                                                Deferred Tax
                                                               Gross         (Provision)/Benefit             Net
                                                       -------------------   ------------------      ----------------


       Foreign currency translation adjustment         $       39,206        $           -           $    39,206
       Minimum pension liability adjustment                    (1,547)                   -                (1,547)
       Unrealized loss on derivatives                          (4,972)               1,799                (3,173)
                                                       ------------------    --------------------    ----------------
                Balance at 2/28/04                     $       32,687        $       1,799           $    34,486
                                                       ==================    ====================    ================

       Foreign currency translation adjustment         $       15,363        $           -           $    15,363
       Reclassification adjustment for gains
              included in net loss                             (1,609)                 676                  (933)
       Minimum pension liability adjustment                    (1,613)                  74                (1,539)
       Unrealized gain on derivatives                           4,917               (1,902)                3,015
                                                       ------------------    --------------------    ----------------
                Balance at 2/22/03                     $       17,058        $      (1,152)          $    15,906
                                                       ==================    ====================    ================

       Foreign currency translation adjustment         $       (5,089)       $           -           $    (5,089)
       Minimum pension liability adjustment                      (112)                  47                   (65)
       Unrealized gain on securities held for sale              1,609                 (676)                   933
                                                       ------------------    --------------------    ----------------
                Balance at 2/23/02                     $       (3,592)       $        (629)          $    (4,221)
                                                       ==================    ====================    ================




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

New Accounting Pronouncements
-----------------------------
       In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds the provisions of SFAS 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishment are effective for fiscal years beginning after May 15, 2002. Beginning in fiscal 2003, any gain or loss on extinguishment of debt, previously classified as an extraordinary item in prior periods presented, that does not meet the criteria of APB No. 30 for such classification, will be reclassified to conform to the provisions of SFAS 145. In accordance with SFAS 145, we have reclassified the fiscal 2002 $12.2 million pretax extraordinary gain and the fiscal 2001 $12.4 million pretax extraordinary loss to (loss) income from operations. In addition, we decreased income tax expense by $0.3 million and $5.3 million, respectively, to reclassify the tax benefits of these transactions in accordance with the new accounting standard.

       In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" ("SFAS 148"), which amends SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The amendments to SFAS 123 in paragraphs 2(a)-2(e) of this Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. The disclosure requirements set forth in this statement have been adopted in fiscal 2002 and did not have a significant impact on the financial statements.

       In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS
133. The new guidance amends SFAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The provisions of SFAS 149 did not have a material impact on our financial position or results of operations.

       In January 2003 and December 2003, the FASB issued FIN 46 and FIN 46-R, respectively. FIN 46 and FIN 46-R address the consolidation of entities whose equity holders have either (a) not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46 and FIN 46-R require the consolidation of these entities, known as variable interest entities ("VIE's"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE's activities, entitled to receive a majority of the VIE's residual returns, or both. FIN 46 and FIN 46-R apply immediately to variable interests in VIE's created or obtained after January 31, 2003. For variable interests in a VIE created before February 1, 2003, FIN 46 and FIN 46-R apply to VIE's no later than the end of the first reporting period ending after March 15, 2004 (the quarter ending June 19, 2004 for our Company). The Interpretations require certain disclosures in financial statements issued after January 31, 2003, if it is reasonably possible that our Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

         As discussed further in Note 7, our Company served 63 franchised stores as of February 28, 2004. These franchisees are required to purchase inventory exclusively from our Company, which acts as a wholesaler to the franchisees. Our exposure to loss as a result of our involvement with these franchisees includes our operating income generated from our wholesale segment as detailed in Note 15 "Operating Segments" and our equipment leases and inventory notes, which totaled $38.6 million at February 28, 2004. We are currently in the process of analyzing the franchisee relationships in accordance with FIN 46 and FIN 46-R to determine if any or all are VIE's. We believe it is likely that these franchisees are VIE's, and that we are the primary beneficiary. Therefore, we would be required to consolidate these entities upon FIN 46 and FIN 46-R becoming effective for our Company.

       In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for classification and measurement in the balance sheets for certain financial instruments which possess characteristics of both a liability and equity. Generally, it requires classification of such financial instruments as a liability. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments in existence prior to May 31, 2003, SFAS 150 is effective for fiscal periods beginning after June 15, 2003 (i.e., our third quarter of fiscal 2003). The adoption of SFAS 150 did not have a material impact on our financial statements.

       In November 2003, the Emerging Issues Task Force confirmed as a consensus EITF Issue No. 03-10, "Application of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, by Resellers to Sales Incentives Offered to Consumers by Manufacturers" ("EITF 03-10"). EITF 03-10 will not impact our Company's existing accounting and reporting policies for manufacturers' coupons that can be presented at any retailer that accepts coupons. For arrangements with vendors that are entered into or modified after February 28, 2004, our Company is required to record the vendor reimbursement as a reduction of cost of sales (instead of sales) if the coupon can only be redeemed at a Company retail store. This modification to our Company's accounting and reporting policies will only impact sales and cost of sales beginning in our Company's first quarter of fiscal 2004 (the quarter ending June 19, 2004) and is not expected to have a material impact on sales or cost of sales.

       In December 2003, the FASB issued SFAS 132 R, "Employer's Disclosure about Pensions and Other Postretirement Benefits" ("SFAS 132 R"). SFAS 132 R requires new annual disclosures about the type of plan assets, investments strategy, measurement date, plan obligations, and cash flows as well as the components of the net periodic benefit cost recognized in interim periods. The new annual disclosure requirements apply to fiscal years ending after December 15, 2003, except for the disclosure of expected future benefit payments, which must be disclosed for fiscal years ending after June 15, 2004. Interim period disclosures are generally effective for interim periods beginning after December 15, 2003. We have included the disclosures required by SFAS 132 R, including expected future benefit payments, in our consolidated financial statements for the year ended February 28, 2004.

       During January 2004, the FASB issued FASB Staff Position ("FSP") 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act")", which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. The guidance in FSP 106-1 is effective for interim or annual financial statements of fiscal years ending after December 7, 2003. The election to defer accounting for the Act is a one-time election that must be made before net periodic postretirement benefit costs for the period that includes the Act's enactment date are first included in reported financial information pursuant to the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). Based upon the uncertainties related to the appropriate accounting methodology for this event and in accordance with FSP 106-1, we elected to defer accounting for the effects of the Act and accordingly, the measures of the accumulated postretirement benefit obligations and the net postretirement benefit cost disclosed do not reflect the effects of the Act on the postretirement benefits. We have not determined the impact of the Act on these benefits.

Reclassifications
-----------------
       Certain reclassifications have been made to prior year amounts to conform to current year presentation.


Note 2 -- Discontinued Operations

       In February 2003, we announced the sale of a portion of our non-core assets, including nine of our stores in northern New England and seven stores in Madison, Wisconsin. In March 2003, we entered into an agreement to sell an additional eight stores in northern New England.

       Upon the decision to sell these stores, we applied the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") to these properties held for sale. SFAS 144 requires properties held for sale to be classified as a current asset and valued on an asset-by-asset basis at the lower of carrying amount or fair value less costs to sell. In applying those provisions, we considered the binding sale agreements related to these properties as an estimate of the assets' fair value. As a result of the adoption of SFAS 144, $22.1 million in net property, plant and equipment was reclassified as held for sale as of February 22, 2003, and included in "Prepaid expenses and other current assets" on our Consolidated Balance Sheets. These assets were no longer depreciated after this date.

       As of April 2003, all of the asset sales described above were completed, generating proceeds of $137.6 million and resulting in a gain of $81.4 million ($47.2 million after tax). This gain was included in "Gain on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations for fiscal year 2003. Included in these amounts were occupancy related costs for locations not sold of $4.4 million, severance and related costs of $3.5 million, non-accruable closing costs of $5.4 million and a net gain of $0.2 million from inventory disposals.

       Also, during fiscal 2003, we adopted a formal plan to exit the Milwaukee, Wisconsin market, where our remaining 23 Kohl's stores were located, as well as our Eight O'Clock Coffee business, through the sale and/or disposal of these assets. As a result of this plan, we were able to sell a group of these stores generating proceeds of $10.4 million and a gain of $6.4 million ($3.7 million after tax). This gain is included in "Gain on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations for fiscal year 2003.

       Upon the decision to exit the remaining Kohl's stores located in Milwaukee, Wisconsin, and the coffee business, we estimated the assets' fair market value using a probability weighted average approach based upon expected proceeds and recorded impairment losses on the property, plant and equipment at the remaining Kohl's locations of $18.9 million, which is included in "Income
(loss) from operations of discontinued businesses, net of tax" on our Consolidated Statements of Operations for fiscal year 2003. During fiscal year 2003, we closed the remaining stores in the Milwaukee market that had not been sold and recorded exit costs of $28.1 million relating to future rent vacancy (which consisted of the original vacancy charge of $25.1 million and additional vacancy charges of $3.0 million), $5.7 million in severance charges, $2.0 million in non-accruable closing costs and $1.2 million in inventory markdowns. Such amounts are included in "Income (loss) from operations of discontinued businesses, net of tax" in our Consolidated Statements of Operations for fiscal year 2003.

     We participate in various multi-employer union pension plans, which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by our other pension plans. The decision to close our Kohl's stores and terminate our participation in these plans triggered our Company's liability for our unfunded vested benefits or other expenses under these jointly administered union/management plans. As a result, we recorded expense for these plans of approximately $5.5 million for fiscal year 2003. In addition, we recorded $1.0 million in expense relating to withdrawal from Kohl's health and welfare plan during fiscal year 2003. Such amounts are included in "Income (loss) from operations of discontinued businesses, net of tax" in our Consolidated Statements of Operations for fiscal year 2003.

     Further, during fiscal year 2003, we experienced favorable results in marketing the closed stores which resulted in additional store sales, sublets, and lease terminations and recorded reversals to our previously recorded reserves of $4.5 million.

     Recorded on our Consolidated Balance Sheet are the resulting reserves related to the exit of the northern New England and Kohl's markets. The following table summarizes the reserve activity during fiscal 2003:







                                                          Severance
                                                              and
                                          Occupancy        Benefits          Fixed Assets      Total
                                        ------------    -------------      --------------   ------------


     Current year charge (1)            $     29,838    $      15,732      $       18,968   $     64,538
     Utilization (2)                          (8,890)         (10,839)            (18,968)       (38,697)
     Adjustments (3)                          (1,458)               -                   -         (1,458)
                                        ------------    -------------      --------------   ------------
     Balance at
        February 28, 2004               $     19,490    $       4,893      $            -   $     24,383
                                        ============    =============      ==============   ============




(1) The current year charge to occupancy consists of $29.5 million related to future occupancy costs and $0.3 million of present value of accrued interest related to lease obligations. The current year charge to severance and benefits of $15.7 million related to severance costs of $9.2 million and costs for future obligations for early withdrawal from multi-employer union pension plans and a health and welfare plan as described above of $6.5 million. The current year charge to fixed assets of $18.9 million represents the impairment losses on property, plant and equipment at certain Kohl's locations.
(2) Occupancy utilization represents vacancy related payments for closed locations. Severance and benefits utilization represents payments made to terminated employees during the period and payments for pension withdrawal.
(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2003, we recorded net adjustments of $1.5 million primarily related to reversals of previously accrued vacancy related costs due to favorable results of terminating and subleasing certain locations of $4.5 million offset by additional vacancy accruals of $3.0 million.

       As of February 28, 2004, we had paid approximately $10.8 million of the total original severance and benefits charge recorded, which resulted from the termination of approximately 2,150 employees. The remaining severance liability primarily relates to future obligations for early withdrawal from multi-employer union pension plans, and individual severance payments, which will be paid by the end of fiscal 2004.

      At February 28, 2004, $5.5 million of the northern New England and Kohl's exit reserves were included in "Other accruals" and $18.9 million were included in "Other non-current liabilities" on our Consolidated Balance Sheets. We have evaluated the liability balance of $24.4 million as of February 28, 2004 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.

     During fiscal year 2003, we completed the sale of our Eight O'Clock Coffee business, generating gross proceeds of $107.5 million and a gain of $75.1 million ($43.6 million after tax). This gain is included in "Gain on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations for fiscal year 2003. The sale of the coffee business also included a contingent note for up to $20.0 million, the value and payment of which is based upon certain elements of the future performance of the Eight O'Clock Coffee business and therefore is not included in the gain.

       We have accounted for all of these separate business components as discontinued operations in accordance with SFAS 144. Amounts in the financial statements and related notes for all periods shown have been reclassified to reflect the discontinued operations. Summarized below are the operating results for the discontinued New England and Kohl's supermarkets and Eight O'Clock Coffee business, which are included in our Consolidated Statements of Operations, under the caption "Income (loss) from operations of discontinued businesses, net of tax".





                                                                                    Fiscal Year Ended
                                                     ---------------------------------------------------------------------------
                                                          Feb. 28, 2004             Feb. 22, 2003              Feb. 23, 2002
                                                     ----------------------     ---------------------     ----------------------


   Sales                                               $        221,220             $     697,589             $     767,070
   Operating expenses                                          (273,260)                 (684,408)                 (747,265)
                                                       -----------------            --------------            --------------
   (Loss) income from operations                                (52,040)                   13,181                    19,805
   Benefit from (provision for) income taxes                     21,857                    (5,536)                   (8,318)
                                                       ----------------             --------------            --------------
   (Loss) income from operations of
    discontinued businesses                            $        (30,183)            $       7,645             $      11,487
                                                       =================            =============             =============

   Depreciation and amortization                       $          1,610             $      13,515             $      15,171
                                                       ================             =============             =============




Note 3 -- Valuation of Long Lived Assets and Goodwill

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). As disclosed previously, goodwill will no longer be amortized but will be subject to impairment tests on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. SFAS 142 was effective for our Company on February 24, 2002. We completed our initial impairment review during the second quarter of fiscal 2002 and concluded a transitional impairment charge from the adoption of the standard was not required.

         In accordance with the standard, we selected our fiscal fourth quarter to conduct our annual impairment test for goodwill. However, through the third quarter of fiscal 2003, we experienced operating losses for the past two years for one of our Farmer Jack asset groups, which we believe is a triggering event under SFAS 144 for potential impairment of the asset group's long lived assets. In addition, the triggering event under SFAS 144 also triggered testing Farmer Jack's goodwill for potential impairment under SFAS 142.

         To assess Farmer Jack's goodwill for impairment under SFAS 142, we performed an assessment of the carrying value of the reporting unit to determine if the fair value of the reporting unit was below its carrying value. The fair value of the Farmer Jack reporting unit was determined through internal analysis and a valuation performed by an independent third party appraiser, primarily using the discounted cash flow approach based on forward looking information regarding revenues and costs of Farmer Jack. This valuation was based on a number of estimates and assumptions, including the projected future operating results of Farmer Jack, discount rate, and long term growth rate. As a result of this review, we determined that the fair value of Farmer Jack was below its carrying value and that the carrying value of the reporting unit goodwill exceeded its implied fair value (defined as the fair value of the reporting unit less the fair value of all assets and liabilities other than goodwill). Further, based upon the analysis, we concluded that Farmer Jack's goodwill was entirely impaired and we recorded an impairment charge of $27.0 million as a component of operating income in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal year 2003. Farmer Jack's goodwill of $27.0 million was classified in "Other assets" in our Consolidated Balance Sheet at February 22, 2003.

         In accordance with SFAS 144, we review the carrying value of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of these assets is recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment on a discounted basis.

         In connection with the goodwill impairment test, we reviewed the carrying value of all of Farmer Jack's long-lived assets for potential impairment under SFAS 144. We estimated Farmer Jack's future cash flows from its long-lived assets based on internal analysis and valuations performed by an independent third party appraiser. For those asset groups for which the carrying value was not recoverable from their future cash flows, we determined the fair value of the related assets based on the same analysis, primarily using the discounted cash flow approach. As a result of this review, we recorded an impairment charge for Farmer Jack's long-lived assets of $33.1 million, which is recorded as a component of operating income in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal year 2003.

      In addition, during the fourth quarter of fiscal 2003, the Board of Directors approved a plan to close, sell or convert several of our Farmer Jack stores located in the Detroit, Michigan and Toledo, Ohio markets. As a result, additional impairments totaling $4.1 million were recorded for the stores currently held for closure, sale or conversion during the fourth quarter of fiscal 2003.

      We also review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2003, we recorded additional impairment losses on property, plant and equipment of $25.0 million ($23.3 million in our U.S. Retail segment and $1.7 million in our Canada Retail segment) compared to $18.9 million recorded during fiscal year 2002 ($15.7 million in our U.S. Retail segment and $3.2 million in our Canada Retail segment). Of these amounts recorded in fiscal 2003 and fiscal 2002, $4.4 million and $15.7 million, respectively, related to U.S. Retail stores and $1.7 million and $3.2 million, respectively, related to Canada Retail stores that were or will be closed in the normal course of business. These amounts are included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations. The remaining impairment losses we recorded of $18.9 million during fiscal 2003 related to stores closed as a result of our exit of the Kohl's business and are included in our Consolidated Statements of Operations under the caption "(Loss) income from operations of discontinued businesses, net of tax" (see Note 2 of our Consolidated Financial Statements).

      If current operating levels and trends continue, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.


Note 4 -- Asset Disposition Initiative

     In fiscal 1998 and 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores including the exit of the Richmond, Virginia and Atlanta, Georgia markets. In addition, during the third quarter of fiscal 2001, we announced that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses would be closed and/or sold, and certain administrative streamlining would take place. During the fourth quarter of fiscal 2003, we announced an initiative to close 5 stores and convert 13 stores to our Food Basics format in the Detroit, Michigan and Toledo, Ohio markets. As a result, we recorded a charge of $37.7 million ($2.2 million in "Cost of merchandise sold" and $35.5 million in "Store operating, general and administrative expense" in our Consolidated Statement of Operations for fiscal
2003) as follows:

                                                           Fiscal 2003
                                                        --------------------
            Occupancy related                             $      20,999
            Severance and benefits                                8,930
            Fixed asset writeoffs                                 4,129
            Nonaccruable closing costs                            1,449
            Inventory markdowns                                   2,244
                                                        --------------------
                Total charges                             $      37,751
                                                        ====================




     As of February 28, 2004, we had closed all of the above stores and facilities. The following table summarizes the activity related to the charges recorded for the aforementioned initiatives since the beginning of fiscal 2002:





                                                          Severance
                                                             and
                                          Occupancy        Benefits         Fixed Assets        Total
                                        -------------   -------------      --------------   --------------


     Balance at
       February 23, 2002                $    143,700    $      22,137      $            -   $    165,837
     Addition (1)                              7,249            3,544                   -         10,793
     Utilization (2)                         (34,003)         (19,830)                776        (53,057)
     Adjustments (3)                         (13,825)             889                (776)       (13,712)
                                        -------------   -------------      ---------------  ------------
     Balance at
        February 22, 2003               $    103,121    $       6,740      $            -   $    109,861
     Addition (1)                             26,553            8,930               4,129         39,612
     Utilization (2)                         (32,053)          (7,883)             (4,129)       (44,065)
     Adjustments (3)                          (5,776)           1,558                   -         (4,218)
                                        ------------    -------------      --------------   ------------
     Balance at
        February 28, 2004               $     91,845    $       9,345      $            -   $    101,190
                                        ============    =============      ==============   ============





(1) The additions to occupancy during fiscal 2003 represent charges related to closures and conversions in the Detroit, Michigan market of $21.0 million and the present value of accrued interest related to lease obligations of $5.6 million. The addition to severance during fiscal 2002 related to retention and productivity incentives that were accrued as earned, and the addition in fiscal 2003 related to a voluntary termination plan initiated in the Detroit, Michigan market.

(2) Occupancy utilization represents vacancy related payments for closed locations. Severance utilization represents payments made to terminated employees during the period.

(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2003, we recorded net adjustments of $4.2 million primarily related to reversals of previously accrued vacancy related costs due to favorable results of terminating and subleasing certain locations. During fiscal 2002, we recorded net adjustments of $13.7 million primarily related to reversals of previously accrued vacancy related costs due to the following:

         o Favorable results of assigning leases at certain locations of $7.2 million;
         o The decision to continue to operate one of the stores previously identified for closure due to changes in the competitive environment in the market in which that store is located of $3.2 million; and
         o The decision to proceed with development at a site that we had chosen to abandon at the time of the original charge due to changes in the competitive environment in the market in which that site is located of $3.3 million.

       As described above, during fiscal 2003, we recorded a net charge of $33.5 million to our Consolidated Statements of Operations reflecting a $37.7 million charge relating to our Farmer Jack restructuring program offset by a $4.2 million net gain relating to reversals of previously accrued vacancy related costs. During fiscal 2002, we recorded a net gain of $6.4 million to our Consolidated Statement of Operations reflecting a $13.7 million gain primarily relating to reversals of previously accrued vacancy related costs offset by a $7.3 million charge for non-accruable store inventory markdowns and closing costs.

       As of February 28, 2004, we had paid approximately $59.3 million of the total original severance and benefits charge recorded, which resulted from the termination of approximately 4,800 employees. The remaining severance liability primarily relates to future obligations for early withdrawal from multi-employer union pension plans, and individual severance payments which will be paid by the end of fiscal 2005.

       At February 28, 2004, approximately $26.8 million of the liability was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

       Included in our Consolidated Statements of Operations for fiscal 2003, 2002 and 2001 are the sales and operating results of the aforementioned permanently closed stores while they were open during the periods presented. The results of these operations are as follows:




                              Fiscal 2003       Fiscal 2002       Fiscal 2001
                              -----------       ------------      -----------

    Sales                       $41,810          $    68,776       $306,220
                                =======          ===========        ========

    Operating loss              $(8,034)        $    (5,371)       $(25,556)
                                =======         ===========        ========

       We have evaluated the liability balance of $101 million as of February 28, 2004 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.


Note 5 - Properties Held for Sale

       In February 2003, we announced the sale of a portion of our non-core assets, including nine of our stores in northern New England and seven stores in Madison, Wisconsin. Upon the announcement of the sale of these stores, we applied the provisions of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") to these properties held for sale. SFAS 144 requires properties held for sale to be classified as a current asset and valued on an asset-by-asset basis at the lower of carrying amount or fair value less costs to sell. In applying those provisions, we considered the binding sale agreements related to these properties as an estimate of the assets' fair value. As a result, $22.1 million in net property, plant and equipment were reclassified as of February 22, 2003, and included in "Prepaid expenses and other current assets" on our Consolidated Balance Sheets. As of April 2003, these stores were sold. Refer to Note 2 of our Consolidated Financial Statements.

       In accordance with the provisions of SFAS 144, the properties held for sale included in "Prepaid expenses and other current assets" in our Consolidated Balance Sheets as of February 28, 2004 and February 22, 2003 are no longer being depreciated.


Note 6 - Inventory

       Approximately 6% and 13% of our inventories are valued using the last-in, first-out ("LIFO") method at February 28, 2004 and February 22, 2003. Such inventories would have been $17.3 million and $17.5 million higher at February 28, 2004 and February 22, 2003, respectively, if the retail and first-in, first-out methods were used. We recorded LIFO credits of $0.2 million in fiscal 2003 and $1.1 million in fiscal 2002 as compared to a LIFO charge of $0.5 million in fiscal 2001. Liquidation of LIFO layers in the periods reported did not have a significant effect on the results of operations.


Note 7 - Wholesale Franchise Business

       We serviced 63 franchised stores as of February 28, 2004 and 65 franchised stores as of February 22, 2003 in Canada. These franchisees are required to purchase inventory exclusively from the Company, which acts as a wholesaler to the franchisees. During fiscal 2003, 2002 and 2001, we had wholesale sales to these franchised stores of $814 million, $713 million and $677 million, respectively. A majority of the franchised stores were converted from our operated supermarkets. In addition, we sublease the stores and lease the equipment in the stores to the franchisees. We also provide merchandising, advertising, accounting and other consultative services to the franchisees for which we receive a fee, which mainly represents the reimbursement of costs incurred to provide such services.


         Our Company holds as assets inventory notes collateralized by the inventory in the stores and equipment lease receivables collateralized by the equipment in the stores. The current portion of the inventory notes and equipment leases amounting to approximately $6.4 million and $3.6 million were included in "Accounts receivable" on our Consolidated Balance Sheets at February 28, 2004 and February 22, 2003, respectively. The long-term portion of the inventory notes and equipment leases, net of the allowance for doubtful accounts, totaling approximately $32.2 million and $41.1 million, were included in "Other assets" on our Consolidated Balance Sheets at February 28, 2004 and February 22, 2003, respectively.

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

       Included below are the amounts due to our Company for the next five years and thereafter from the franchised stores for equipment leases and inventory notes. The current portion of such amounts is included in "Accounts receivable" and the non-current portion is included in "Other assets" in our Consolidated Balance Sheets.




                                                                                          Allowance
                                                                                              For
                                                        Equipment         Inventory        Doubtful
       Fiscal                                            Leases             Notes          Accounts           Total
       ------                                        -------------     -------------    -------------     -------------



       2004                                          $       9,101     $         960    $           -     $      10,061
       2005                                                  8,416             1,497             (993)            8,920
       2006                                                  8,413             1,734           (1,150)            8,997
       2007                                                  5,897             2,057           (1,365)            6,589
       2008                                                  7,249             2,530           (1,678)            8,101
       2009 and thereafter                                   5,865             3,190           (2,117)            6,938
                                                     -------------     -------------    ---------------   -------------
                                                            44,941            11,968           (7,303)           49,606
       Less interest portion                               (11,011)                -                -           (11,011)
                                                     -------------     -------------    -------------     -------------
       Due from franchise business                   $      33,930     $      11,968    $      (7,303)    $      38,595
                                                     =============     =============    =============     =============





       For fiscal 2003, 2002 and 2001, approximately $3 million, $2 million and $1 million, respectively, of the amounts due from franchisees relate to equipment leases which were non-cash transactions and, accordingly, have been excluded from our Consolidated Statements of Cash Flows.


     Refer to Note 1 - New Accounting Pronouncements regarding our Company's analysis of our franchisees to determine if they are variable interest entities in accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46") and the revised version of FIN 46 ("FIN 46-R").

     Refer to Note 14 - Commitments and Contingencies regarding a pending class action lawsuit relating to our Canadian franchise business.

Note 8 - Indebtedness

Debt consists of the following:




                                                                                      February 28,     February 22,
                                                                                          2004             2003
                                                                                    ---------------  ----------------


       9.375% Notes, due August 1, 2039                                               $   200,000       $   200,000
       9.125% Senior Notes, due December 15, 2011                                         216,500           230,500
       7.75% Notes, due April 15, 2007                                                    219,515           229,265
       7.70% Senior Notes, due January 15, 2004                                                 -            22,100
       On balance sheet financing, due February 2021 through February 2026                181,442                 -
       Deferred gain from termination of interest rate swaps                                7,600            10,008
       Mortgages and Other Notes, due 2003 through 2018
           (average interest rates at year end of 8.00% and
           7.58%, respectively)                                                             1,676             3,204
       U.S. bank borrowings at 4.125%                                                           -           135,000
       Less unamortized discount on 7.75% Notes                                              (724)             (980)
                                                                                      -----------       -----------
                                                                                          826,009           829,097
       Less current portion of long-term debt                                              (2,271)          (25,820)
                                                                                      -----------       -----------
       Long-term debt                                                                 $   823,738       $   803,277
                                                                                      ===========       ===========





       During fiscal 2003, we amended and restated our Secured Credit Agreement (the "Amended and Restated Credit Agreement") and decreased our borrowing base to $400 million. Thus, at February 28, 2004, we had a $400 million secured revolving credit agreement with a syndicate of lenders enabling us to borrow funds on a revolving basis sufficient to refinance short-term borrowings and provide working capital as needed. This amended facility provides us with greater operating flexibility and provides for increased capital spending. Under the Amended and Restated Credit Agreement, there are no financial covenants as long as availability under the agreement exceeds $50 million.

       The Amended and Restated Credit Agreement is comprised of a U.S. credit agreement amounting to $330 million and a Canadian credit agreement amounting to $70 million (C$93.5 million at February 28, 2004) and is collateralized by inventory, certain accounts receivable and certain pharmacy scripts. Borrowings under the Amended and Restated Credit Agreement bear interest based on LIBOR and Prime interest rate pricing. This agreement expires in December 2007.

       As of February 28, 2004, there were no borrowings under these credit agreements. As of February 28, 2004, after reducing availability for outstanding letters of credit and borrowing base requirements, we had $213.0 million available under the Amended and Restated Credit Agreement.

       During fiscal 2003, we repurchased in the open market $9.8 million of our 7.75% Notes due April 15, 2007 and $14.0 million of our 9.125% Notes due December 15, 2011. These open market repurchases resulted in a net gain due to the early extinguishment of debt of $1.9 million, which has been classified within income from operations in accordance with SFAS 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections".

       During fiscal 2002, we repurchased in the open market $50.7 million of our 7.75% Notes due April 15, 2007 and $44.5 million of our 9.125% Notes due December 15, 2011. These open market repurchases resulted in a net gain due to the early extinguishment of debt of $12.2 million. In accordance with SFAS 145, this gain has been reclassified within income from operations for fiscal 2002. Under the Amended and Restated Credit Agreement, we are permitted to make bond repurchases and may do so from time to time in the future.

       During fiscal 2003, we sold 13 properties and simultaneously leased them back from the purchaser resulting in an on balance sheet financing. Refer to
Note 16 - Sale-Leaseback Transactions for further discussion of this transaction.

       As of February 28, 2004 and February 22, 2003, we had no borrowings under uncommitted lines of credit.

       The net book value of real estate pledged as collateral for all mortgage loans amounted to nil at February 28, 2004 and $3.2 million at February 22, 2003. The net book value of real estate pledged as collateral for our $400 million Secured Credit Agreement amounted to $22.8 million at February 28, 2004 and $82.9 million at February 22, 2003 under the prior year agreement. This decrease in properties pledged as collateral is mainly due to the sale of properties in fiscal 2003 as part of our sale leaseback transaction.

       We currently have active Registration Statements dated January 23, 1998 and June 23, 1999, allowing us to offer up to $75 million of debt and/or equity securities as of February 28, 2004 at terms contingent upon market conditions at the time of sale.

       Maturities for the next five fiscal years and thereafter are: 2004 - $2.3 million; 2005 - $2.3 million; 2006 - $2.2 million; 2007 - $219.9 million; 2008 -
$0.1 million; 2009 and thereafter - $599.2 million. Interest payments on indebtedness were approximately $63 million for fiscal 2003, $68 million for fiscal 2002 and $60 million for fiscal 2001.


Note 9 - Fair Value of Financial Instruments

       The estimated fair values of our financial instruments are as follows:




                                                                 February 28, 2004                  February 22, 2003
                                                          ------------------------------     ------------------------------
                                                            Carrying            Fair           Carrying            Fair
                                                             Amount             Value           Amount             Value
                                                          -------------    -------------     -------------    -------------



       9.375% Notes, due August 1, 2039                     $   200,000      $   180,080       $   200,000      $   135,600
       9.125% Senior Notes, due December 15, 2011               216,500          186,731           230,500          186,705
       7.75% Notes, due April 15, 2007                          218,791          197,743           228,285          182,628
       7.70% Senior Notes, due January 15, 2004                       -                -            22,100           21,216
       On balance sheet financing, due February 2021
           through February 2026                                181,442          181,442                 -                -
       Mortgages and Other Notes, due 2003
           through 2018                                           1,676            1,676             3,204            3,204
       U.S. Bank borrowings at 4.125%                                 -                -           135,000          135,000





       Fair value for the public debt securities is based on quoted market prices. As of February 28, 2004 and February 22, 2003, the carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.


Note 10 - Lease Obligations

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

       The Consolidated Balance Sheets include the following:

                                             February 28,     February 22,
                                                2004             2003
                                            -------------     ------------

   Property under capital leases             $   179,667       $   178,491
   Accumulated amortization                     (114,035)         (106,685)
                                             -----------       -----------
      Net property under capital leases      $    65,632       $    71,806
                                             ===========       ===========


       During fiscal 2003 and fiscal 2001, we did not enter into any new capital leases. During fiscal 2002, we entered into new capital leases totaling $9 million. These capital lease amounts are non-cash transactions and, accordingly, have been excluded from the Consolidated Statements of Cash Flows. Interest paid as part of capital lease obligations was approximately $10 million in fiscal 2003, $11 million in fiscal 2002 and $13 million in fiscal 2001.

       Rent expense for operating leases during the last three fiscal years consisted of the following:

                              Fiscal 2003       Fiscal 2002      Fiscal 2001
                              -----------      ------------      -----------
     Minimum rentals          $   274,684      $   273,396       $   249,509
     Contingent rentals             4,500            4,551             4,126
                              -----------      -----------       -----------
      Total rent expense      $   279,184      $   277,947       $   253,635
                              ===========      ===========       ===========

       Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 28, 2004 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to facilities for which reserves have previously been established. In addition, we sublease 63 stores to the franchise business. Included in the operating lease column in the table below are the rental payments to be made by our Company partially offset by the rental income to be received from the franchised stores.

                                                  Capital          Operating
           Fiscal                                  Leases            Leases
           ------                               -------------    -------------
           2004                                 $     24,414    $     246,063
           2005                                       14,901          242,292
           2006                                       13,443          236,770
           2007                                       11,732          228,292
           2008                                       10,336          215,962
           2009 and thereafter                       101,673        2,112,548
                                                  ------------  -------------
                                                     176,499    $   3,281,927
                                                                =============
           Less executory costs                         (201)
                                                  ------------
           Net minimum rentals                       176,298
           Less interest portion                     (86,417)
                                                  ------------
           Present value of net minimum rentals   $   89,881
                                                  ============


Note 11 - Income Taxes

       The components of loss from continuing operations before income taxes are as follows:

                                Fiscal 2003     Fiscal 2002      Fiscal 2001
                               -------------  ---------------   ---------------
              United States     $  (270,717)    $   (136,737)    $(183,813)
              Canada                 27,699           66,213        43,282
                                -----------     ------------     ----------
                Total           $  (243,018)    $    (70,524)    $(140,531)
                                ============    =============    ==========


       The benefit from (provision for) income taxes from continuing operations consists of the following:

                               Fiscal 2003       Fiscal 2002      Fiscal 2001
                              ----------------  ---------------   ------------
         Current:
         Federal              $         -        $     24,166      $       -
         Canadian                     (1,998)          (1,162)          (708)
         State and local              (4,239)          (3,104)        (3,000)
                              --------------     ------------       --------
                                      (6,237)          19,900         (3,708)
                              --------------     ------------       --------

         Deferred:
         Federal                      34,636          (94,157)        56,448
         Canadian                     (8,670)         (24,849)       (19,336)
         State and local              11,942          (31,524)        23,734
                              --------------     ------------      ---------
                                      37,908         (150,530)        60,846
                              --------------     ------------      ---------
         Benefit from
            (provision for)
             income taxes     $       31,671     $   (130,630)     $  57,138
                              ==============     ============      =========

       Our U.S. tax benefit from continuing operations was offset by a tax provision provided on discontinued operations in accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes."

       The deferred income tax (provision) benefit resulted primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax regulations, net operating loss ("NOL") carryforwards and, in fiscal 2003 and fiscal 2002, the U.S. valuation allowance.

       The deferred tax provision recorded in fiscal 2003 for our Canadian operations of approximately $8.7 million reflects the utilization of $7.1 million of NOL carryforwards and other temporary differences.

       The deferred tax provision recorded in fiscal 2002 for our U.S. operations of approximately $125.7 million mainly relates to NOL carryforwards and the U.S. related valuation allowance. In accordance with SFAS 109 "Accounting for Income Taxes", a valuation allowance is created and offset against the net deferred tax asset if, based on existing facts and circumstances, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Based upon our continued assessment of the realization of our U.S. net deferred tax asset and historic cumulative losses, and in particular, the significant increase in U.S. operating losses during the second quarter of fiscal 2002, we concluded that it was appropriate to establish a full valuation allowance for our U.S. net deferred tax asset in the amount of $133.7 million during the second quarter of fiscal 2002. During the remainder of fiscal 2002, the valuation allowance was increased by $27.8 million, totaling $161.5 million for the fiscal year. In future periods, U.S. losses will not be tax effected until such time as the certainty of future tax benefits can be reasonably assured. The valuation allowance will be adjusted when and if, in our opinion, significant positive evidence exists which indicates that it is more likely than not that we will be able to realize the U.S. deferred tax asset.

       As of February 28, 2004, we had NOL carryforwards of approximately $622 million from our U.S. operations, which will expire between February 2019 and February 2024.

       We have not recorded deferred income taxes on the undistributed earnings of our foreign subsidiaries because of our intent to indefinitely reinvest such earnings. At February 28, 2004, the undistributed earnings of the foreign subsidiaries amounted to approximately $191.9 million. Upon distribution of these earnings in the form of dividends or otherwise, we may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

       A reconciliation of income taxes from continuing operations at the 35% federal statutory income tax rate for fiscal 2003, 2002 and 2001 to income taxes as reported is as follows:




                                                           Fiscal 2003       Fiscal 2002      Fiscal 2001
                                                        ----------------  ---------------   ---------------


      Income tax benefit from continuing
           operations computed at federal
           statutory income tax rate                      $      85,056       $    24,684     $     49,187
      State and local income taxes, net of
           federal tax benefit                                    5,007           (22,508)          13,477
      Tax rate differential relating
           to Canadian operations                                  (973)           (2,836)          (4,896)
      Goodwill and other permanent differences                     (378)             (285)            (630)
      U.S. valuation allowance                                  (57,041)         (129,685)               -
                                                            -----------       ------------      ----------
      Income tax benefit (provision), as reported           $    31,671       $  (130,630)      $   57,138
                                                            ===========       ============      ==========




       Income tax payments, net of income tax refunds, for fiscal 2003 and 2001 were approximately $4.2 million and $0.2 million, respectively. Income tax refunds, net of income tax payments for fiscal 2002, were approximately $10.0 million.

       The components of net deferred tax assets (liabilities) are as follows:




                                                                           February 28,      February 22,
                                                                                2004             2003
                                                                           -------------     -------------


Current assets:
    Insurance reserves                                                     $      27,220     $      25,533
    Other reserves and accrued benefits                                           17,205            43,813
    Accrued postretirement and postemployment benefits                               756               756
    Lease obligations                                                                769               775
    Pension obligations                                                              997             3,188
    Miscellaneous                                                                  2,910             5,181
                                                                           -------------     -------------
                                                                                  49,857            79,246
                                                                           -------------     -------------

Current liabilities:
    Inventories                                                                   (6,205)           (8,736)
    Health and welfare                                                            (9,490)           (8,267)
    Miscellaneous                                                                 (2,316)           (2,304)
                                                                           --------------    -------------
                                                                                 (18,011)          (19,307)
                                                                           --------------    -------------
Valuation allowance                                                              (31,488)          (58,312)
                                                                           --------------    --------------
Deferred income taxes included in prepaid expenses and
    other current assets                                                   $         358     $       1,627
                                                                           =============     =============


Non-current assets:
    Alternative minimum tax credits                                        $      31,984     $      31,984
    Other reserves including asset disposition charges                            76,532            75,828
    Lease obligations                                                              9,258             8,387
    NOL carryforwards                                                            257,049           181,938
    Insurance reserves                                                            16,800            16,800
    Accrued postretirement and postemployment benefits                            26,600            23,535
    Pension obligations                                                           10,970            11,293
    Step rents                                                                    24,409            24,066
    State tax                                                                      5,000                 -
    Miscellaneous                                                                  8,248             2,736
                                                                           -------------     -------------
                                                                                 466,850           376,567
                                                                           -------------     -------------

Non-current liabilities:
    Depreciation                                                                (254,276)         (255,683)
    Pension obligations                                                          (27,882)          (19,927)
    Unrealized gain on derivatives                                                  (103)           (1,902)
    Miscellaneous                                                                   (804)           (2,375)
                                                                           --------------    --------------
                                                                                (283,065)         (279,887)
                                                                           --------------    --------------
Valuation allowance                                                             (197,688)         (103,182)
                                                                           --------------    --------------
Net non-current deferred income tax liability
    included in Other non-current liabilities                              $     (13,903)    $      (6,502)
                                                                           ==============    ==============




Note 12 - Retirement Plans and Benefits

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



       The components of net pension cost (income) were as follows:




                                                              2003                      2002                       2001
                                                   ------------------------     ---------------------     ---------------------
                                                         U.S.       Canada         U.S.      Canada          U.S.        Canada
                                                     ---------   ----------     --------    --------      ---------      ------



         Service cost                                $   3,276   $    6,954     $  3,344    $  5,416      $   4,023     $ 4,656
         Interest cost                                   9,138       11,783        9,372       9,753          9,659       9,386
         Expected return on plan assets                (10,337)     (15,138)     (12,057)    (14,827)       (12,627)    (14,489)
         Amortization of unrecognized
             net asset                                     (13)        (442)         (13)       (665)           (13)       (749)
         Amortization of unrecognized
             net prior service cost                        147          335          292         294            291         293
         Amortization of unrecognized net
             actuarial gain                                (74)         584       (1,473)        (47)        (1,865)       (135)
         Curtailments and settlements                   (1,696)           -            -           -              -           -
         Administrative expenses and other                   -          253            -         215              -         569
                                                     ---------   ----------     --------    --------      ---------   ---------
             Net pension cost (income)               $     441   $    4,329     $   (535)   $    139      $    (532)  $    (469)
                                                     =========   ==========     =========   ========      ==========  ==========




       Our U.S. and Canadian defined benefit pension plans use December 31 as their measurement date. The following tables set forth the change in benefit obligations, the change in plan assets, and the accumulated benefit obligation for fiscal 2003 and 2002 for our defined benefit plans:




                                                                              2003                          2002
                                                                 ---------------------------    ---------------------------
         Change in Benefit Obligation                                 U.S.        Canada             U.S.         Canada
         ----------------------------                             -----------   ----------       -----------   -----------



         Benefit obligation - beginning of year                   $  145,916    $ 169,084        $   139,985   $   150,895
         Service cost                                                  3,276        6,954              3,344         5,416
         Interest cost                                                 9,138       11,783              9,372         9,753
         Actuarial loss                                                8,971       14,293              6,409         2,737
         Benefits paid                                                (6,704)     (10,121)           (13,194)       (9,214)
         Amendments                                                       (5)           -                  -             -
         Settlements                                                 (12,975)           -                  -             -
         Effect of exchange rate                                           -       21,938                  -         9,497
                                                                  ----------    ---------        -----------   -----------
             Benefit obligation - end of year                     $  147,617    $ 213,931        $   145,916   $   169,084
                                                                  ==========    =========        ===========   ===========


         Change in Plan Assets
         Plan assets at fair value - beginning of year            $  144,557    $ 176,751         $  157,974   $   176,396
         Actual return on plan assets                                 21,571       29,602             (2,230)       (6,852)
         Company contributions                                         2,118        9,520              2,007         6,059
         Benefits paid                                                (6,704)     (10,121)           (13,194)       (9,214)
         Settlements                                                 (12,975)           -                  -             -
         Effect of exchange rate                                           -       23,045                  -        10,362
                                                                  ----------    ---------        -----------   -----------
             Plan assets at fair value - end of year              $  148,567    $ 228,797        $   144,557   $   176,751
                                                                  ==========    =========        ===========   ===========

         Accumulated Benefit Obligation                           $  145,275    $ 205,687        $   143,680   $   161,137
         ------------------------------                           ==========    =========        ===========   ===========






       Plans with accumulated benefit obligation in excess of plan assets consisted of the following and only relate to U.S. plans:



                                                                                2003             2002
                                                                           -------------     -------------


         Accumulated benefit obligation                                       $   27,637        $   26,237
         Projected benefit obligation                                         $   27,857        $   26,289
         Plan assets at fair value                                            $      407        $      335





       Amounts recognized on our Consolidated Balance Sheets consisted of the following:



                                                                              2003                          2002
                                                                 ---------------------------    ---------------------------
                                                                      U.S.        Canada             U.S.         Canada
                                                                  -----------   ----------       -----------   -----------



         Plan assets in excess of projected benefit
             obligation                                           $      950    $  14,867        $    (1,359)  $     7,667
         Unrecognized net transition asset                               (12)           -                (26)         (401)
         Unrecognized prior service cost                                 401        1,366                554         1,518
         Unrecognized net actuarial (gain) loss                      (13,774)      38,640            (13,296)       35,207
                                                                  ----------    ---------        -----------   -----------
             Total recognized on the Consolidated
                  Balance Sheets                                  $  (12,435)   $  54,873        $   (14,127)  $    43,991
                                                                  ==========    =========        ===========   ===========




                                                                              2003                          2002
                                                                 ---------------------------    ---------------------------
                                                                      U.S.        Canada             U.S.         Canada
                                                                  -----------   ----------       -----------   -----------

         Prepaid benefit cost                                     $   19,408    $  54,873        $    16,028   $    43,991
         Accrued benefit liability                                   (35,384)          -             (32,548)            -
         Intangible asset                                                353           -                 752             -
         Accumulated other comprehensive income                        3,188           -               1,641             -
                                                                  ----------    --------         -----------   -----------
             Total recognized on the Consolidated
                Balance Sheets                                    $  (12,435)   $  54,873        $   (14,127)  $    43,991
                                                                  ==========    =========        ============  ===========




       The prepaid pension asset is included in "Other assets" on the Consolidated Balance Sheets while the pension liability is included in "Accrued salaries, wages and benefits" and "Other non-current liabilities".

       At February 28, 2004 and February 22, 2003, our additional minimum pension liability for our defined benefit plans exceeded the aggregate of the unrecognized prior service costs and the net transition obligation. Accordingly, stockholders' equity was reduced by $1.5 million and $1.5 million, respectively.

       The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year:




                                                 2003                         2002                        2001
                                        -----------------------      -----------------------     -----------------------
                                          U.S.         Canada          U.S.        Canada          U.S.         Canada
                                        ---------   -----------      --------    -----------     ---------   -----------



Weighted average discount
     rate                                6.00%        6.00%            6.50%        6.50%         7.00%        6.50%

Weighted average rate of
     compensation increase               3.00%        3.50%            3.50%        4.00%         4.00%        4.00%

Expected long-term rate of
     return on plan assets               7.00%        7.50%            7.50%        8.50%         8.00%        8.50%




The expected long-term rate of return on plan assets for fiscal 2004 is 7.00% and represents the weighted average of expected returns for each asset category. We determine our expected long-term rate of return based on historical performance, adjusted for current trends.

       Our defined benefit pension plan weighted average asset allocations by asset category were as follows:




                                                                              Actual Allocation at December 31,
                                                                     ---------------------------------------------------
                                                                              2003                        2002
                                                Target               -----------------------     -----------------------
                                              Allocation               U.S.        Canada          U.S.         Canada
                                        -----------------------      --------    -----------     ---------   -----------


             Equities                          55 - 75%                 59%          60%             57%          61%
             Bonds                             25 - 40%                 30%          34%             36%          38%
             Cash                               0 - 10%                 11%           6%              7%           1%
                                                                     --------    -----------     ---------   -----------
                 Total                                                 100%         100%            100%         100%
                                                                     ========    ===========     =========   ===========





       Our defined benefit pension plan has target asset allocation ranges of 25% - 75% for equity and fixed income securities. The Plan's assets are held in trust funds and are actively managed by external fund managers. Equity security investments consist of a broad range of publicly traded securities, ranging from small to large capitalization stocks and are diversified in both growth and value orientated strategies as well as diverse industry sectors. Fixed income securities consist of a broad range of investments including U.S. government securities, corporate debt securities, mortgages and other asset backed obligations. The Plan does not allow for direct investments in the publicly traded securities of our Company and investments in derivatives for speculative purposes.

       Estimated future defined benefit payments expected to be paid are as follows:


                                              U.S.         Canada
                                            ------        --------
             2004                          $ 9,080        $ 10,482
             2005                            9,219          10,632
             2006                            9,281          11,006
             2007                           10,358          11,455
             2008                           10,587          11,680
             Years 2009 - 2013              86,867          66,634


       We also expect to contribute $2 million in cash to our defined benefit pension plan in fiscal 2004.

Defined Contribution Plans
       We maintain a defined contribution retirement plan to which we contribute an amount equal to 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. We contribute to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in our contributions after 5 years of service. Our contributions charged to operations for both plans were approximately $13.9 million, $12.6 million and $12.3 million in fiscal years 2003, 2002 and 2001, respectively.

Multi-employer Union Pension Plans
       We participate in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by our other pension plans. The pension expense for these plans approximated $43.2 million, $40.3 million and $37.5 million in fiscal 2003, 2002 and 2001, respectively. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans, which benefits could be significant and material for our Company. At this time, we have not established any liabilities for future withdrawals because such withdrawals from these plans are not probable and the amount cannot be estimated.

Postretirement Benefits
       We provide postretirement health care and life benefits to certain union and non-union employees. We recognize the cost of providing postretirement benefits during employees' active service period. We use a December 31 measurement date for both our U.S. and Canadian postretirement benefits.


       The components of net postretirement benefits (income) cost are as follows:




                                                                                   52 Weeks Ended
                                                                 ----------------------------------------------------
                                                                   December 31,    December 31,     December 31,
         U.S. Plans                                                    2003             2002              2001
         ----------                                              ----------------- ---------------- -----------------

         Service cost                                                 $      240      $       351       $       284
         Interest cost                                                     1,316            1,419             1,481
         Prior service cost                                               (1,347)          (1,347)           (1,347)
         Amortization of gain                                               (367)            (322)             (445)
                                                                      -----------     -----------       -----------
             Net postretirement benefits (income) cost                $     (158)     $       101       $       (27)
                                                                      ===========     ===========       ===========




                                                                                   52 Weeks Ended
                                                                 ----------------------------------------------------
                                                                   December 31,    December 31,     December 31,
         Canadian Plans                                                2003             2002              2001
         --------------                                          ----------------- ---------------- -----------------
         Service cost                                                 $      330      $       302       $       281
         Interest cost                                                       935              885               884
         Prior service cost                                                 (387)             (33)              (33)
         Amortization of loss                                                327              292               322
                                                                      ----------      -----------       -----------
             Net postretirement benefits cost                         $    1,205      $     1,446       $     1,454
                                                                      ==========      ===========       ===========





       The unfunded status of the plans is as follows:




                                                             December 31, 2003            December 31, 2002
                                                       ---------------------------  ----------------------------
                                                           U.S.         Canada          U.S.           Canada
                                                       -----------   -------------  -------------  -------------


 Unfunded accumulated benefit
             obligation at beginning of year           $    20,992   $      14,753  $      21,975  $      13,164
         Service cost                                          240             330            351            302
         Interest cost                                       1,316             935          1,419            885
         Plan amendment                                          -          (5,954)             -              -
         Benefits paid                                      (1,486)           (385)        (1,912)          (737)
         Actuarial loss (gain)                                 959            (438)          (841)           310
         Foreign exchange                                        -           1,745              -            829
                                                       -----------   -------------  -------------  -------------
         Accumulated benefit obligation
             at end of year                                 22,021          10,986         20,992         14,753
         Unrecognized net loss (gain) from
             experience differences                          6,420          (5,631)         7,746         (5,693)
         Unrecognized prior service cost                     9,164           6,201         10,511            453
                                                       -----------   -------------  -------------  -------------
         Accrued postretirement benefit
             costs at end of year                      $    37,605   $      11,556  $      39,249  $       9,513
                                                       ===========   =============  =============  =============

         Assumed discount rate                                6.0%            6.0%           6.5%           6.5%
                                                       ===========   =============  =============  =============





       The assumed rate of future increase in health care benefit cost for fiscal 2004 was 11.25% - 13.25% and is expected to decline to 5.5% by the year 2020 and remain at that level thereafter. The effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of service and interest cost would either be an increase or decrease of $0.1 million, while the accumulated postretirement benefit obligation would either increase by $1.6 million or decrease by $1.4 million.

       During January 2004, the FASB issued FASB Staff Position ("FSP") 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act")", which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. The guidance in FSP 106-1 is effective for interim or annual financial statements of fiscal years ending after December 7, 2003. The election to defer accounting for the Act is a one-time election that must be made before net periodic postretirement benefit costs for the period that includes the Act's enactment date are first included in reported financial information pursuant to the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). Based upon the uncertainties related to the appropriate accounting methodology for this event and in accordance with FSP 106-1, we elected to defer accounting for the effects of the Act and accordingly, the measures of the accumulated postretirement benefit obligations and the net postretirement benefit cost shown above do not reflect the effects of the Act on the postretirement benefits. We have not determined the impact of the Act on these benefits.

       Our election to defer accounting for the effects of the Act may not be changed and the deferral will continue to apply until authoritative guidance on the accounting for the federal subsidy is issued, or the election to defer expires if, subsequent to January 31, 2004, but prior to the issuance of additional authoritative guidance, a significant event occurs that ordinarily would call for remeasurement of a plan's assets and obligations - for example, a plan amendment, settlement, or curtailment. Upon the occurrence of such an event, we would be required to account for that event pursuant to the guidance in SFAS 106 and also reflect in our accounting for postretirement benefits other than pensions our best estimate of the effects of the Act, including the federal subsidy (if applicable based on the terms of the plan and the sponsor's analysis of generally accepted accounting principles) and any effects on participation rates and health care cost estimates. Once final guidance is issued, previously reported information is subject to change.

       Estimated future postretirement benefit payments expected to be paid are as follows:

                                                    U.S.        Canada
                                                --------      ----------
        2004                                    $  1,635      $     443
        2005                                       1,677            461
        2006                                       1,679            482
        2007                                       1,673            496
        2008                                       1,713            508
        Years 2009 - 2013                          9,215          2,989

Postemployment Benefits
       We accrue costs for pre-retirement, postemployment benefits provided to former or inactive employees and recognize an obligation for these benefits. The costs of these benefits have been included in operations for each of the three fiscal years in the period ended February 28, 2004. As of February 28, 2004 and February 22, 2003, we had a liability reflected on the Consolidated Balance Sheets of $25.3 million and $22.8 million, respectively, related to such benefits.


Note 13 - Stock Options

       At February 28, 2004, we had four stock-based compensation plans. We apply the principles of APB 25 for stock options and FASB Interpretation No. 28 for Stock Appreciation Rights ("SAR's"). SAR's allow the holder, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price.

       Our 1984 Stock Option Plan for officers and key employees, which expired on February 1, 1994, provided for the granting of 1,500,000 shares and was amended as of July 10, 1990 to increase to 1,500,000 the number of options available for grant as either options or SAR's. Such awards were granted at the fair market value of the Company's common stock at the date of grant.

       Our 1994 Stock Option Plan (the "1994 Plan") for officers and key employees, which expired on March 17, 2004, provided for the granting of 1,500,000 shares as either options or SAR's. In fiscal 2003, the Company granted 46,750 options under this plan. Options and SAR's issued under this plan vest 25% on each issuance anniversary date over a four-year period. Under this plan, options and SAR's were granted at the fair market value of the Company's common stock at the date of grant.

       Effective July 13, 1999, the Board of Directors and stockholders approved the 1998 Long Term Incentive and Share Award Plan (the "1998 Plan") for our Company's officers and key employees. The 1998 Plan provides for the granting of 5,000,000 shares in the form of options, SAR's or stock awards. During fiscal 2003, the Company granted 1,061,225 options under this plan. As of February 28, 2004, 700,073 options were available for granting. Options and SAR's issued under this plan also vest 25% on each anniversary date of issuance over a four-year period. Such awards are also granted at the fair market value of the Company's common stock at the date of grant.

       The 1994 Stock Option Plan for Board of Directors (the "1994 Board of Directors' Plan") provides for the granting of 100,000 stock options at the fair market value of our common stock at the date of grant. Options granted under this plan totaled 4,000 in fiscal 2003, 4,000 in fiscal 2002, and 8,000 in fiscal 2001. At February 28, 2004, there were 62,767 options available for grant under this plan. One-third of the options granted on a given date vest on each anniversary date of issuance over a three year period.

A summary of option transactions is as follows:



         Officers, Key Employees and Directors
         -------------------------------------
                                                                                               Weighted
                                                                                                Average
                                                                               Shares            Price
                                                                           -------------       ---------

         Outstanding February 24, 2001                                         3,244,664       $   24.04
             Granted                                                           1,506,513            9.48
             Canceled or expired                                                (419,780)          25.61
             Exercised                                                           (20,412)          14.85
                                                                           -------------       ---------
         Outstanding February 23, 2002                                         4,310,985       $   18.84
             Granted                                                           2,078,465           13.17
             Canceled or expired                                              (1,240,769)          17.75
             Exercised                                                          (148,178)          18.94
                                                                           -------------       ---------
         Outstanding February 22, 2003                                         5,000,503       $   16.75
             Granted                                                           1,111,975            4.99
             Canceled or expired                                                (750,555)          17.08
             Exercised                                                            (3,099)           6.71
                                                                           --------------      ---------
         Outstanding February 28, 2004                                         5,358,824       $   14.24
                                                                           =============       =========

         Exercisable at:
             February 22, 2003                                                 1,665,327       $   23.99
             February 28, 2004                                                 2,248,825       $   20.92






The weighted average fair values of options granted during the last three fiscal years are as follows:

                  Fiscal 2001                          $  5.77
                  Fiscal 2002                          $  7.18
                  Fiscal 2003                          $  2.75

       A summary of stock options outstanding and exercisable at February 28, 2004 is as follows:





                                                     Weighted
                                       Options        Average       Weighted        Options        Weighted
                Average Range        Outstanding     Remaining       Average      Exercisable       Average
                  of Grant               at         Contractual       Grant           at             Grant
                   Prices              2/28/04          Life          Price         2/28/04          Price
         ------------------------   -------------  -------------  --------------  -------------  -------------


           $   4.31  -  $ 8.94        1,929,574      9.5 years      $  5.14          255,065        $  5.55
           $   9.06  -  $10.66          978,633      7.1 years      $  9.10          303,253        $  9.13
           $  11.63  -  $16.31           38,000      7.6 years      $ 14.03           22,500         $14.49
           $  17.38  -  $19.80        1,265,307      7.2 years      $ 17.72          651,447         $17.84
           $  21.50  -  $30.00          503,350      4.7 years      $ 27.74          372,600         $27.81
           $  30.25  -  $31.75          345,400      4.7 years      $ 31.37          345,400         $31.37
           $  32.31  -  $37.00          298,560      5.3 years      $ 32.51          298,560         $32.51
                                    -------------                   -------       -------------  ------------
                                      5,358,824                     $ 14.24        2,248,825         $20.92
                                      =========                     =======       =============  ============





       A summary of SAR transactions is as follows:



Officers and Key Employees
--------------------------


                                                                                                     Price Range
                                                                                Shares                Per Share
                                                                            ------------        -------------------


Outstanding February 24, 2001                                                    507,762        $  21.88  -  $45.38
    Canceled or expired                                                         (265,625)          23.38  -   24.75
    Exercised                                                                     (9,375)          23.38  -   45.38
                                                                            ------------        -------------------
Outstanding February 23, 2002                                                    232,762        $  21.88  -  $31.63
    Canceled or expired                                                          (84,000)          23.38  -   27.25
    Exercised                                                                    (16,887)          21.88  -   24.75
                                                                            ------------        -------------------
Outstanding February 22, 2003                                                    131,875        $  23.38  -  $31.63
    Canceled or expired                                                         (119,375)          23.38  -   31.63
    Exercised                                                                          -
                                                                            ------------        --------------------
Outstanding February 28, 2004                                                     12,500             $  31.63
                                                                            ============       ====================

Exercisable at:
    February 22, 2003                                                            131,875        $  23.38  -  $31.63
    February 28, 2004                                                             12,500             $  31.63





Note 14 - Commitments and Contingencies

         In May 1999, four present and former employees of The Food Emporium filed suit against our Company in federal court in New York for unpaid wages and overtime. In April 2000, the judge certified the case as a class action status for this case covering approximately 82 stores in 9 counties in the New York metropolitan area. Approximately 840 current and former full and part-time employees of The Food Emporium and A&P opted into the class. The parties agreed to settle the case for $3.1 million dollars, and on May 7, 2004, the court accepted the settlement.

         In April 2002, three Canadian Food Basics franchisees commenced a breach of contract action in a Canadian court against The Great Atlantic & Pacific Company of Canada, Limited ("A&P Canada") as representative plaintiffs for a purported class of approximately 70 current and former Canadian Food Basics franchisees. The lawsuit seeks unspecified damages in connection with A&P Canada's alleged failure to distribute to the franchisees the full amount of vendor allowances and/or rebates to which the franchisees claim they are entitled under the operative franchise agreements. A&P Canada disputes the plaintiff-franchisees' claim and has filed a counterclaim seeking to recover subsidies made by it to the plaintiffs. The lawsuit was certified as a class action in December 2002. A majority of the class members have opted out of the proceeding. A&P Canada's appeal of the class certification order was dismissed and the Company is seeking leave to file a further appeal. This suit is scheduled for trial in October 2004.

         On June 5, 2002, a purported securities class action Complaint was filed in the United States District Court for the District of New Jersey against our Company and certain of our officers and directors in an action captioned Brody v. The Great Atlantic & Pacific Tea Co., Inc., No. 02 CV 2674 (FSH). The Brody lawsuit and four subsequently-filed related lawsuits were consolidated into a single lawsuit captioned In re The Great Atlantic & Pacific Tea Company, Inc. Securities Litigation, No. 02 CV 2674 (FSH) (the "Class Action Lawsuit"). On December 2, 2002, plaintiffs filed their Consolidated Amended Class Action Complaint (the "Complaint"), which alleged claims under Sections 10(b) (and Rule 10b-5 promulgated thereunder) and 20(a) of the Securities Exchange Act of 1934 arising out of our Company's July 5, 2002 filing of restated financial statements for fiscal 1999, fiscal 2000 and the first three quarters of fiscal 2001. The Complaint in the Class Action Lawsuit sought unspecified money damages, costs and expenses. On January 17, 2003, defendants filed a motion seeking to dismiss the Complaint. By Opinion & Order entered on September 18, 2003, the District Court dismissed plaintiffs' Complaint without prejudice. On October 13, 2003, after having declined to file a Second Amended Complaint, plaintiffs filed a Notice of Appeal to the United States Court of Appeals for the Third Circuit. The appeal has been fully briefed, and the parties are awaiting further action by the Third Circuit.

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

       We adopted the accounting and disclosure requirements of FASB Interpretation 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" during fiscal 2002. As required to be disclosed by this interpretation, we are the guarantor of a loan of $2.2 million related to a shopping center, which will expire in 2011.


Note 15 - Operating Segments

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

       The accounting policies for the segments are the same as those described in the summary of significant accounting policies. We measure segment performance based upon (loss) income from operations.

       Information on segments is as follows:







OPERATING DATA                                                Fiscal 2003         Fiscal 2002         Fiscal 2001
--------------                                             -----------------  ------------------  ------------------



Sales
     U.S. Retail                                            $     7,562,947     $     7,427,038    $      7,723,035
     Canada Retail                                                2,435,703           1,957,257           1,806,705
     Canada Wholesale                                               813,812             712,486             676,506
                                                            ---------------     ---------------    ----------------
         Total Company                                      $    10,812,462     $    10,096,781    $     10,206,246
                                                            ===============     ===============    ================

Depreciation and amortization
     U.S. Retail                                            $       215,639     $       210,097    $        212,086
     Canada Retail                                                   51,516              39,973              35,295
     Canada Wholesale                                                     -                   -                   -
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       267,155     $       250,070    $        247,381
                                                            ===============     ===============    ================


(Loss) income from operations *
     U.S. Retail                                            $      (221,796)    $       (63,187)   $       (103,616)
     Canada Retail                                                   28,774              39,056              21,301
     Canada Wholesale                                                24,533              30,389              26,534
                                                            ---------------     ---------------    ----------------
         Total Company                                      $      (168,489)    $         6,258    $        (55,781)
                                                            ================    ===============    =================

Interest expense
     U.S. Retail                                            $       (73,343)    $       (75,919)   $        (81,574)
     Canada Retail                                                   (5,412)             (6,013)             (7,557)
     Canada Wholesale                                                (3,059)             (2,747)             (2,591)
                                                            ----------------    ---------------    ----------------
         Total Company                                      $       (81,814)    $       (84,679)   $        (91,722)
                                                            ================    ===============    ================

Interest income
     U.S. Retail                                            $           316     $         2,369    $          1,377
     Canada Retail                                                    3,447               2,083               1,970
     Canada Wholesale                                                 3,522               3,445               3,625
                                                            ---------------     ---------------    ----------------
         Total Company                                      $         7,285     $         7,897    $          6,972
                                                            ===============     ===============    ================

(Loss) income from continuing operations before income taxes *
     U.S. Retail                                            $      (294,823)    $      (136,737)   $       (183,813)
     Canada Retail                                                   26,809              35,126              15,714
     Canada Wholesale                                                24,996              31,087              27,568
                                                            ---------------     ---------------    ----------------
         Total Company                                      $      (243,018)    $       (70,524)   $       (140,531)
                                                            ================    ===============    =================


* (Loss) income from operations and (loss) income from continuing operations before income taxes for fiscal 2003 exclude U.S. charges to Canada of $24.1 million, which are not considered for management reporting.






                                                             February 28,        February 22,        February 23,
FINANCIAL POSITION DATA                                          2004                2003                2002
-----------------------                                    -----------------  ------------------  ------------------


Capital expenditures
     U.S. Retail                                            $        73,726     $       164,586    $        192,705
     Canada Retail                                                   60,951              54,944              53,477
     Canada Wholesale                                                     -                   -                   -
                                                            ---------------     ---------------    ----------------
     Total Company                                          $       134,677     $       219,530    $        246,182
                                                            ===============     ===============    ================


Total assets
     U.S. Retail                                            $     1,985,309     $     2,216,455    $      2,599,628
     Canada Retail                                                  681,592             597,634             521,278
     Canada Wholesale                                                83,649              71,148              73,358
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     2,750,550     $     2,885,237    $      3,194,264
                                                            ===============     ===============    ================


Long-lived assets
     United States                                          $     1,081,274     $     1,318,238    $      1,451,235
     Canada                                                         374,002             323,973             289,088
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     1,455,276     $     1,642,211    $      1,740,323
                                                            ===============     ===============    ================




Note 16 - Sale-Leaseback Transactions

       During fiscal 2001, we sold 7 properties and simultaneously leased them back from the purchaser. The properties subject to this sale had a carrying value of approximately $42.7 million. Net proceeds received related to these transactions amounted to approximately $50.8 million. Of the 7 properties sold, 4 were sold for a profit resulting in a gain after deducting expenses of $11.0 million. Three properties in the aforementioned transaction were sold at a loss of $4.5 million after expenses. The majority of this loss was related to one of these properties, which was anticipated at the end of fiscal 2000, and, accordingly, was recognized in full at that time since the carrying value of such property exceeded its fair value less the cost of disposal. In addition, during fiscal 2001, we sold 2 properties and simultaneously leased them back from the purchaser which were originally recorded as off balance sheet operating leases. However, due to our Company's continuing involvement with these 2 properties, in the fourth quarter of fiscal 2003, an adjustment was made to record these two transactions as financings under the provisions of SFAS 66 "Accounting for Sales of Real Estate" ("SFAS 66"). The impact of these adjustments was immaterial to the fourth quarter and fiscal 2003 as well as to the prior periods to which they relate. The carrying value of these 2 properties of approximately $8.3 million has been recorded on our Consolidated Balance Sheet and the sale has been reversed. In addition, the sales prices of these properties of $14.9 million have been recorded as financing obligations with maturities of 17 and 22 years, respectively, within "Long term debt" on our Consolidated Balance Sheet at February 28, 2004.

       The aforementioned sales plus other sales that have been completed in prior years resulted in a combined gain of $55.1 million, which has been deferred in our Consolidated Balances Sheets and is being amortized over the lives of the respective leases as a reduction of rental expense. Approximately $2.8 million of this gain is included in "Other accruals" and the remainder is included "Other non-current liabilities" in our Consolidated Balance Sheets.

       During fiscal 2003, we recognized a gain of $4.7 million, of which $2.3 million related to the deferred gain that was recognized as a result of the sale of the Landover coffee plant, compared to a gain of $3.0 million during fiscal 2002. The remaining deferred gain at February 28, 2004 amounted to $48.3 million.

        On February 27, 2004, we sold 13 properties and simultaneously leased them back from the purchaser. However, due to our Company's continuing involvement with these properties, the sale did not qualify for sale-leaseback accounting in accordance with SFAS 98, "Accounting for Leases" but rather as a financing under the provisions of SFAS 66. In accordance with SFAS 66, the carrying value of these properties of approximately $73.6 million remained on our Consolidated Balance Sheet and no sale was recognized. Instead, the sales price of these properties of $166.5 million was recorded as a financing obligation with a maturity of 20 years, with the exception of one property that has a maturity of 22 years, within "Long term debt" on our Consolidated Balance Sheet at February 28, 2004. In addition, all lease payments are being expensed to "Interest expense" in our Consolidated Statements of Operations. Of the 13 properties sold, all were sold for a profit resulting in a gain, after deducting expenses, which has been deferred and will not be recognized until the end of the respective leases when our continuing involvement ceases.

       We expect to enter into similar transactions for other owned properties from time to time in the future.


Note 17 - Gain On Proceeds From The Demutualization Of A Mutual
          Insurance Company

       During fiscal 2001, we received $60.6 million from the demutualization of The Prudential Insurance Company. This consisted of cash of $35.2 million, and common stock of $25.4 million, which is included in "Prepaid expenses and other current assets," in our Consolidated Balance Sheets at February 23, 2002. This amount was recorded as a nonrecurring gain and included in the determination of income (loss) from operations and net cash provided by operating activities in fiscal 2001. At February 23, 2002, we had an unrealized gain of $0.9 million, net of tax, related to the common stock held as available for sale securities that was recorded as a separate component of Stockholders' Equity.

       During fiscal 2002, we sold our remaining holdings in this common stock and recognized a gain of $1.7 million. This gain was included in "Store operating, general and administrative expense" on our Consolidated Statements of Operations for fiscal 2002.


Note 18 - Related Party Transactions

       A&P Properties Limited, a subsidiary of our Company, leases a store in Windsor, Ontario, Canada from Tenga Capital Corporation, which is owned by Erivan and Helga Haub. Erivan Haub is the father of Christian W. E. Haub, our Chairman of the Board, President and Chief Executive Officer, and is a general partner, together with Tengelmann Verwaltungs- und Beteiligungs GmbH, Karl Erivan Warder Haub and Christian W. E. Haub of Tengelmann, which owns a controlling interest of our common stock. Helga Haub is the mother of Christian
W. E. Haub and is a member of our Board of Directors. The lease, which commenced in 1983 and expires on October 31, 2013, includes four 5-year renewal options. The base annual rental was C$0.5 million (U.S. $0.4 million) until October 31, 2003, when it decreased to C$0.4 million (U.S. $0.3 million).

       Prior to fiscal 2003, we were a party to agreements granting Tengelmann and its affiliates the exclusive right to use the "A&P(R)" and "Master Choice(R)" trademarks in certain European countries pursuant to which we received $0.1 million during each of fiscal 2002 and 2001, which is the maximum annual royalty fee under such agreements. Beginning in fiscal 2003, all such material agreements were canceled. Royalties for use of our trademarks in Germany were paid at the commencement of that license in 1979. We are also a party to agreements under which we purchased from Wissoll, which was formally an affiliate of Tengelmann, approximately $0.3 million, $0.7 million and $0.6 million worth of the Black Forest line and Master Choice(R) candy during fiscal 2003, 2002 and 2001, respectively.

       During fiscal 2003, we entered into a three year agreement with OBI International Development and Service GMBH ("OBI International"), a subsidiary of Tengelmann, to purchase seasonal merchandise to be sold in our stores. Our purchases from OBI International totaled $0.8 million in fiscal 2003.

       We own a jet aircraft, which Tengelmann leases under a full cost reimbursement lease. During fiscal 2003, 2002 and 2001, Tengelmann was obligated to and has reimbursed us $2.8 million, $2.8 million and $2.5 million, respectively, for their use of the aircraft.

Note 19 - Environmental Liability

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

       The total liability, net of costs incurred to date, of $3.0 million was included in "Other non-current liabilities" in our Consolidated Balance Sheets at February 28, 2004.


Note 20 - North American Power Outage


         In August 2003, a major power outage affected our Northeast, Michigan and Canadian operations. We maintain insurance coverage which provides for reimbursement for product loss as well as incremental costs incurred as a result of this blackout. Therefore, our fiscal 2003 results were not materially affected by the power outage.

Note 21 - Summary of Quarterly Results (Unaudited)

       The following table summarizes our results of operations by quarter for fiscal 2003 and fiscal 2002. The first quarter of each fiscal year contains sixteen weeks, while the second and third quarters each contain twelve weeks. The fourth quarter of 2002 contains twelve weeks and the fourth quarter of 2003 contains thirteen weeks.


                                       -------------------------------------------------------------------------------------
                                            First            Second            Third            Fourth             Total
                                           Quarter           Quarter          Quarter           Quarter            Year
                                       ---------------  ----------------  ---------------  ----------------  ---------------
2003 (unaudited)                                         (Dollars in thousands, except per share amounts)
----------------


Sales                                    $3,203,830        $2,443,700       $2,465,295        $2,699,637      $10,812,462
Gross margin                                879,169           658,926          656,061           735,660        2,929,816
Depreciation and amortization                84,096            61,596           63,383            58,080          267,155
Loss from operations (a) (d)                (12,459)          (20,913)         (84,432)          (50,685)        (168,489)
Interest expense                            (24,884)          (17,945)         (18,383)          (20,602)         (81,814)
Loss from continuing operations             (20,342)          (57,095)         (72,658)          (61,252)        (211,347)
Income (loss) from discontinued
    operations                               40,622           (26,595)          47,556             2,740           64,323
Net income (loss) (b)                        20,280           (83,690)         (25,102)          (58,512)        (147,024)
Per share data:
    Loss from continuing operations
       - basic (c)                           (0.53)             (1.48)          (1.89)             (1.59)           (5.49)
    Income (loss) from discontinued
       operations - basic (c)                 1.06              (0.69)           1.23               0.07             1.67
    Net income (loss) - basic (c)             0.53              (2.17)          (0.65)             (1.52)           (3.82)
    Loss from continuing operations
       - diluted                             (0.53)             (1.48)          (1.89)             (1.59)           (5.49)
    Income (loss) from discontinued
       operations - diluted                   1.05              (0.69)           1.23               0.07             1.67
    Net income (loss) - diluted               0.52              (2.17)          (0.65)             (1.52)           (3.82)

Market price:
    High                                      9.54               11.05           9.96               9.33
    Low                                       4.08                7.92           5.02               7.15
Number of stores at end of period              667                 643            645                633
Number of franchised stores served
    at end of period                            64                  64             63                 63

---------------------------------------------------------------------------------------------------------------------------

Such amounts are comprised of the following; item (b) is net of applicable income taxes:

(a)  Asset disposition initiative          $      -         $   5,230        $     124         $ (38,900)       $ (33,546)
     Goodwill/long-lived asset impairment
       charge                                     -                 -          (60,082)                -          (60,082)
     All other losses from operations       (12,459)          (26,143)         (24,474)          (11,785)         (74,861)
                                           ---------        ----------       ----------        ----------       ----------
     Loss from operations                  $(12,459)        $ (20,913)       $ (84,432)        $ (50,685)       $(168,489)
                                           =========        ==========       =========         ==========       ==========

(b)  Asset disposition initiative          $      -         $   5,230        $    (224)         $(38,542)       $ (33,536)
     Goodwill/long-lived asset impairment
       charge                                     -                 -          (60,082)                -          (60,082)
     All other earnings (losses)             20,280           (88,920)          35,204           (19,970)         (53,406)
                                           --------         ----------       ---------         ----------       ----------
     Net income (loss)                     $ 20,280         $ (83,690)       $ (25,102)        $ (58,512)       $(147,024)
                                           ========         ==========       =========         ==========       =========

(c) The sum of quarterly basic income (loss) per share differs from full year amounts because the number of weighted average common shares outstanding has increased each quarter.

(d) Loss from operations for the fourth quarter of fiscal 2003 includes a $17.5 million charge to increase our workers' compensation and general liability reserves in response to both adverse development of prior years' costs and other developments including a continuing trend of rising costs.






                                            First            Second            Third            Fourth             Total
                                           Quarter           Quarter          Quarter           Quarter            Year
                                       -------------    --------------    -------------    --------------  ---------------
2002 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------


Sales                                    $3,093,776        $2,327,182       $2,310,775        $2,365,048      $10,096,781
Gross margin                                881,815           659,332          643,952           660,360        2,845,459
Depreciation and amortization                72,551            58,740           58,016            60,763          250,070
Income (loss) from operations (a) (d)        25,214            (7,607)         (11,280)              (69)           6,258
Interest expense                            (26,752)          (19,640)         (19,816)          (18,471)         (84,679)
Income (loss) from continuing
    operations                                  789          (147,261)         (31,864)          (22,818)        (201,154)
Income from discontinued
    operations                                1,086             2,577            2,132             1,850            7,645
Net income (loss) (b)                         1,875          (144,684)         (29,732)          (20,968)        (193,509)
Per share data:
    Income (loss) from
       continuing operations - basic
       and diluted (c)                         0.02             (3.82)           (0.83)            (0.59)           (5.23)
    Income (loss) from
       discontinued operations - basic
       and diluted (c)                         0.03              0.06             0.06              0.05             0.20
    Net income (loss) - basic and
       diluted (c)                             0.05             (3.76)           (0.77)            (0.54)           (5.03)

Market price:
    High                                      28.44             20.00            10.85              8.25
    Low                                       18.55              9.75             5.34              4.70
Number of stores at end of period               692               692              692               695
Number of franchised stores served
    at end of period                             68                66               65                65

--------------------------------------------------------------------------------------------------------------------------
Such amounts are comprised of the following; item (b) is net of applicable income taxes:

(a)  Asset disposition initiative          $ (6,963)       $    (1,303)      $  11,128         $   3,532       $    6,394
     Gain on proceeds from insurance
       company demutualization                1,717                  -               -                 -            1,717
     All other earnings (losses) from
       operations                            30,460             (6,304)        (22,408)           (3,601)          (1,853)
                                           --------        ------------      ----------        -----------     -----------
     Income (loss) from operations         $ 25,214        $    (7,607)      $ (11,280)        $     (69)      $    6,258
                                           ========        ============      =========         ==========      ===========

(b)  Asset disposition initiative          $ (4,094)       $      (776)      $  11,132         $   3,331       $    9,593
     Gain on proceeds from insurance
       company demutualization                  996                  -               -                 -              996
     Deferred tax asset valuation allowance       -           (133,675)              -                 -         (133,675)
     All other earnings (losses)              4,973            (10,233)        (40,864)          (24,299)         (70,423)
                                           --------        ------------      ----------        ----------      -----------
     Net (loss) income                     $  1,875        $  (144,684)      $ (29,732)        $ (20,968)       $(193,509)
                                           ========        ===========       =========         =========       ==========

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




Management's Report on Consolidated Financial Statements
--------------------------------------------------------

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

       Within the 90-day period prior to the date of this report, we evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934. Based upon that evaluation, we concluded that our Company's disclosure controls and procedures are effective to ensure that our Company is able to collect, process and disclose the information we are required to disclose in the report we file with the Securities and Exchange Commission within the required time periods.

       Since the date of the most recent evaluation of our Company's internal controls over financial reporting, there have been no significant changes in such controls or in other factors that could have significantly affected those controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

       The Board of Directors pursues its responsibility for reported financial information through its Audit Committee. The Audit Committee meets periodically and, when appropriate, separately with Management, internal auditors and the independent accountants, PricewaterhouseCoopers LLP, to review each of their respective activities.




Christian W. E. Haub                                 Mitchell P. Goldstein
Chairman of the Board, President                     Senior Vice President,
and Chief Executive Officer                          Chief Financial Officer

                        Report of Independent Auditors


To the Stockholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and comprehensive
(loss) income and cash flows present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiaries at February 28, 2004 and February 22, 2003, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Florham Park, New Jersey
May 21, 2004

Five Year Summary of Selected Financial Data
--------------------------------------------



                                        Fiscal 2003       Fiscal 2002      Fiscal 2001       Fiscal 2000       Fiscal 1999
                                       (53 Weeks)(c)     (52 Weeks)(c)    (52 Weeks)(c)     (52 Weeks)(c)   (52 Weeks)(c)
                                       --------------   ---------------   --------------   ----------------  -------------
                                                                                                             (unaudited)
                                                        (Dollars in thousands, except per share amounts)


Operating Results
Sales                                   $10,812,462       $10,096,781      $10,206,246        $9,835,856       $9,367,964
(Loss) income from
   operations (a)                          (168,489)            6,258          (55,781)           47,925          141,601
Depreciation and
   amortization                            (267,155)         (250,070)        (247,381)         (238,767)        (215,768)
Interest expense                            (81,814)          (84,679)         (91,722)         (102,488)         (90,445)
(Loss) income from continuing
   operations                              (211,347)         (201,154)         (83,393)          (30,001)          32,134
Income from discontinued
   operations                                64,323             7,645           11,487            10,501            3,179
Net (loss) income (b)                      (147,024)         (193,509)         (71,906)          (19,500)          35,313

Per Share Data
(Loss) income from continuing
   operations - basic and diluted             (5.49)            (5.23)           (2.17)           (0.78)            0.84
Income from discontinued
   operations - basic and diluted              1.67              0.20             0.29             0.27             0.08
Net (loss) income - basic and diluted         (3.82)            (5.03)           (1.88)           (0.51)            0.92
Cash dividends                                    -                 -                -             0.30             0.40
Book value per share                          10.02             12.93            17.54            19.53            20.65

Financial Position
Current assets                           $1,146,312        $1,099,588       $1,212,074        $1,197,873       $1,218,717
Current liabilities                       1,073,920         1,090,612        1,184,463         1,130,062        1,153,173
Working capital                              72,392             8,976           27,611            67,811           65,544
Current ratio                                  1.07              1.01             1.02              1.06             1.06
Expenditures for property                   134,677           219,530          246,182           415,842          479,572
Total assets                              2,750,550         2,885,237        3,194,264         3,319,157        3,331,359
Current portion of
   long-term debt                             2,271            25,820              526             6,195            2,382
Current portion of
   capital lease obligations                 15,901            13,787           10,691            11,634           11,327
Long-term debt                              823,738           803,277          779,440           915,321          865,675
Long-term portion of
   capital lease obligations                 73,980            83,485           93,587           106,797          117,870
Total debt                                  915,890           926,369          884,244         1,039,947          997,254
Debt to total capitalization                    70%               65%              57%               58%              56%




Five Year Summary of Selected Financial Data - Continued





                                         Fiscal 2003      Fiscal 2002      Fiscal 2001       Fiscal 2000      Fiscal 1999
                                        (53 Weeks)(c)     (52 Weeks)(c)    (52 Weeks)(c)     (52 Weeks)(c)   (52 Weeks)(c)
                                       --------------   ---------------   --------------   ----------------  -------------
                                                                                                              (unaudited)
                                                        (Dollars in thousands, except per share amounts)



Equity
Stockholders' equity                        385,824           498,191          672,988           748,811          792,138
Weighted average shares
   outstanding                           38,516,750        38,494,812       38,350,616        38,347,216       38,330,379
Number of registered
   stockholders                               5,469             5,751            6,087             6,281            6,890

Other
Number of employees                          74,185            78,710           78,995            83,000           80,900
New store openings                               19                31               21                47               54
Number of stores at
   year end                                     633               695              702               752              750
Total store area
   (square feet)                         24,724,168        26,817,650       26,664,312        27,931,729       26,904,331
Number of franchised
   stores served at year end                     63                65               67                68               65
Total franchised store
   area (square feet)                     2,048,016         2,066,401        2,108,969         2,021,206        1,908,271


Such amounts are comprised of the following; item (b) is net of applicable income taxes:

(a)  Asset disposition initiative         $ (33,546)        $   6,394        $(193,468)        $       -        $ (59,886)
     Goodwill/long-lived asset impairment
       charge                               (60,082)                -                -                 -                -
     Gain on proceeds from insurance
       company demutualization                    -             1,717           60,606                 -                -
     All other (losses) earnings from
       operations                           (74,861)           (1,853)          77,081            47,925          201,487
                                          ----------        ----------       ---------         ---------        ---------
     (Loss) income from operations        $(168,489)        $   6,258        $ (55,781)        $  47,925        $ 141,601
                                          ==========        =========        ==========        =========        =========

(b)  Asset disposition initiative         $ (33,536)        $   9,593        $(112,268)        $       -        $ (34,836)
     Goodwill/long-lived asset impairment
       charge                               (60,082)                -                -                 -                -
     Gain on proceeds from insurance
       company demutualization                    -               996           35,151                 -                -
     Deferred tax asset valuation allowance       -          (133,675)               -                 -                -
     All other (losses) earnings            (53,406)          (70,423)           5,211           (19,500)          70,149
                                          ---------         ----------       ---------         ----------       ---------
     Net (loss) income                    $(147,024)        $(193,509)       $ (71,906)        $ (19,500)       $  35,313
                                          =========         ==========       ==========        ==========       =========

(c) Not derived from audited financial information.





Executive Officers
------------------

Christian W. E. Haub
Chairman of the Board,
President and Chief Executive Officer

Eric Claus
President and
Chief Executive Officer, A&P Canada

Brian C. Piwek
President and
Chief Executive Officer, A&P U.S.

William P. Costantini
Senior Vice President,
General Counsel and Secretary

Mitchell P. Goldstein
Senior Vice President,
Chief Financial Officer

John E. Metzger
Senior Vice President,
Chief Information Officer






Board Of Directors
------------------

Christian W. E. Haub (c)(d)
Chairman of the Board,
President and Chief Executive Officer

John D. Barline, Esq. (b)(c)(f)
Williams, Kastner & Gibbs LLP,
Tacoma, Washington

Jens-Jurgen Bockel (d)
Chief Financial Officer and
Member of the Managing Board
Tengelmann Warenhandelsgesellschaft KG
Muelheim, Germany

Bobbie A. Gaunt (a)(b)(c)(e)
Former President and CEO,
Ford Motor Company of Canada

Helga Haub (c)(d)

Dan P. Kourkoumelis (a)(e)(f)
Former President and CEO,
Quality Food Centers, Inc.

Edward Lewis (b)(d)(e)
Chairman and Chief Executive Officer,
Essence Communications Partners

Richard L. Nolan (a)(c)(e)(f)
Philip M. Condit Professor of Business Administration
University of Washington Business School and
William Barclay Harding Professor of Business Administration (Emeritus) Harvard University

Maureen B. Tart-Bezer (a)(d)(e)
Chief Financial Officer
Virgin Mobile USA, LLC


(a) Member of Audit Committee (Maureen B. Tart-Bezer, Chair)
(b) Member of Compensation Committee (Bobbie A. Gaunt, Chair)
(c) Member of Executive Committee (Christian W. E. Haub, Chair)
(d) Member of Finance Committee (Edward Lewis, Chair)
(e) Member of Governance Committee (Richard L. Nolan, Chair)
(f) Member of IT Oversight Committee (Dan P. Kourkoumelis, Chair)





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
Telephone 800-937-5449
www.amstock.com

Communications with the Board of Directors
Stockholders who would like to contact the Company's Board of Directors, including a committee thereof or a specific Director, can send an e-mail to bdofdirectors@aptea.com or write to the following address: c/o The Great Atlantic & Pacific Tea Company, Inc., Office of the General Counsel, 2 Paragon Drive, Montvale, NJ 07645.

Form 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey.

Annual Meeting
The Annual Meeting of Stockholders will
be held at 9:00 a.m. (EDT) on
Tuesday, July 13, 2004 at
The Westin Southfield Detroit Hotel
1500 Town Center
Southfield, Michigan, USA

Common Stock
Common stock of our Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is generally reported in newspapers and periodical tables as "GtAtPc".








(C) 2004 The Great Atlantic & Pacific Tea Co., Inc. All rights reserved.