Form 10-K, Exhibit 13
period 2005-02-26
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2005-05-10
CIK 43300

The Great Atlantic & Pacific Tea Company, Inc.

                                   Fiscal 2004
                          Annual Report to Stockholders

Table of Contents
CEO Letter to Stockholders..............................................     3
Management's Discussion and Analysis...................................      6
Consolidated Statements of Operations..................................     46
Consolidated Statements of Stockholders' Equity
       And Comprehensive (Loss) Income.................................     47
Consolidated Balance Sheets............................................     48
Consolidated Statements of Cash Flows..................................     49
Notes to Consolidated Financial Statements.............................     50
Management's Annual Report on Internal Control over Financial Reporting    115
Report of Independent Registered Public Accounting Firm................    116
Five Year Summary of Selected Financial Data...........................    118
Executive Officers.....................................................    120
Board of Directors.....................................................    120
Stockholder Information................................................    121








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

CHAIRMAN and  CEO LETTER TO STOCKHOLDERS

To Our Stockholders:

         A&P made solid progress in fiscal 2004 toward the return to profitability, with our operating results and financial position again improved. Despite a difficult retailing environment, we grew sales, maintained market share, and increased ongoing operating earnings.

         The strong performance of A&P Canada, continued progress of our U.S. operations and ongoing management of expenses and liquidity all contributed to improved results and greater financial stability. In addition, we took steps to accelerate our progress in the U.S. with organizational changes that have sharpened our merchandising and operational execution while improving our cost structure.

         A&P Canada achieved one of its best years ever in fiscal 2004, with significant year-over-year sales and profit improvement driven by our "Fresh Obsessed" food marketing initiatives and the disciplined execution of our Food Basics operations.

         Our successful Fresh Box format is fully in place in nearly fifty stores in Ontario, and many elements of our "Fresh Obsessed" merchandising and service strategy are enhancing other mainstream stores as well. On the discount side, the settlement of litigation brought by some Food Basics franchisees resulted in our purchase of 24 previously franchised stores. The improvement of those operations under Corporate direction contributed to the generally strengthened performance of the entire Canadian Food Basics group.

         Our U.S. business continued to improve, as we again emphasized merchandising and store operating execution, expense management and productivity measures. We successfully introduced our U.S. fresh store format in more than a dozen locations in our core markets during Fiscal 2004 - and as of this writing have nearly tripled that total. Customer reaction has been very positive, and we are enthusiastic about the sales and profit potential of this format as we go forward with its implementation.

         We continued to develop and improve merchandising and operations in our discount Food Basics stores in the U.S. to drive top-line growth and productivity. Identical store sales in our well-established northeastern locations have been excellent, and underline our confidence in the success of a strong discount food presence in our core markets.

         In November 2004, we implemented the next phase of our U.S. rebuilding program by consolidating corporate and operating leadership, and centralizing the management and support of our retail business. This has already resulted in more effective merchandising and better store-level execution across our banner operations. It will also reduce overhead costs substantially, with savings estimated at $50 million in fiscal 2005 and a total of approximately $75 million by the end of fiscal 2006.

         On the financial side, we maintained diligent management of cash flow, capital spending and debt levels to ensure adequate liquidity to operate and invest as necessary. Capital spending was lower than initially anticipated, reflecting our emphasis on preserving cash while maintaining the strength and competitiveness of our operations. As a result, along with improved results, we ended the year with liquidity in excess of $330 million.

         In short, we moved closer to our objective of actual and sustainable profitability by improving performance, upgrading operations, strengthening our financial position, and implementing new and promising retail strategies.

         Turning to the future, we announced on May 10, 2005 a major strategic restructuring under which the Company will focus on growth in our core Northeast U.S. markets, and devote a significantly greater portion of our resources going forward to our operations there.

         Specifically, we are at this writing actively pursuing the following major initiatives:

o    exploring strategic transactions to unlock the value of A&P Canada;
o planning the divestiture of our Farmer Jack and Food Basics operations and support facilities in Michigan and Ohio;
o continuing the rollout of our fresh and discount retail formats throughout our core Northeast markets, and
o pursuing initiatives to produce additional, significant reductions in labor, operating, supply chain and administrative costs.

         Our longstanding success in Ontario, combined with current conditions in the Canadian retail marketplace, present us with a unique opportunity to realize the substantial value of A&P Canada at this time. The proceeds of any such transaction would improve our balance sheet and liquidity, helping to establish a solid financial footing from which to achieve and sustain profitability and growth in the U.S.

         Although our Midwest U.S. operations are also improving and positioned well in their markets, our strategy to focus investment and attention elsewhere may result in a lesser allocation of resources than required to realize their full potential; hence our decision to divest those operations at this time.

         The decision to seek appropriate and committed buyers for our Canadian and Midwest operations--both of which have long been a part of our North American business--was not easy. We believe, however, that doing so now will help us achieve our overarching objective of enhancing the value of our core U.S. businesses and thereby creating long-term value and stability for all A&P stakeholders.

         Our strategic plan going forward is to grow The New A&P from a solid platform that currently includes:

o 250 stores in the Metropolitan New York area, with the fresh format expanding under the A&P, Waldbaum's and The Food
     Emporium banners; and the discount operations growing under the Food Basics name;

o 75 stores in the Mid-Atlantic region, with fresh stores being developed under the SuperFresh banner and discount operations as Food Basics, in the greater Philadelphia and Baltimore markets; and

o 28 stores in the New Orleans market under the Sav-A-Center banner. While not designated as a core business for expansion, our Sav-A-Center operation remains a well-managed part of our business, with a solid number-two market position and improving results.

         Our strong and improving Metro New York area and Mid-Atlantic operations will comprise the core business designated for ongoing development and expansion. In fiscal 2004, they achieved positive same-store sales despite difficult competitive conditions, maintaining strong market shares while improving operating profitability.

         With prime locations, successful fresh store development well under way, and discount units contributing significant sales growth, those businesses offer excellent potential, which would be realized through the conversion of our store base to these new concepts and the pursuit of additional locations. This would be facilitated by the de-leveraging of our Company's balance sheet resulting from the contemplated transactions, and supported thereafter by the lower overhead cost structure that will follow their completion.

         Over the past two years, we have taken major steps to improve our results and financial position, rebuild our U.S. organization and operations, and create attractive retail strategies for the future. I am confident that the execution of the strategies we have announced, combined with significant, additional operating efficiencies we are pursuing, will make possible our return to sustainable profitability in the latter part of fiscal 2006.

         On behalf of the entire Board of Directors and management team, I want to thank our loyal associates throughout the Company for their continued dedication and hard work in fiscal 2004 and beyond, and my appreciation to our customers, suppliers and investors for their continuing support.



Christian Haub
Chairman of the Board
and Chief Executive Officer

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

o Restatement of Previously Issued Financial Statements - a discussion of our Company's restatement of previously issued financial statements resulting from a correction in our accounting for leases.

o Changes in Accounting Methods - a discussion of our Company's adoption of several changes in accounting methods during fiscal 2004.

o Overview -- a general description of our business; the value drivers of our business; measurements; opportunities; challenges and risks; and initiatives.

o 2005 Outlook -- a discussion of certain trends or business initiatives for the upcoming year that Management wishes to share with the reader to assist in understanding the business.

o Review of Continuing Operations and Liquidity and Capital Resources - a discussion of results for fiscal 2004 and 2003, significant business initiatives, current and expected future liquidity and the impact of various market risks on our Company.

o Market Risk - a discussion of the impact of market changes on our consolidated financial statements.

o Critical Accounting Estimates - a discussion of significant estimates made by Management.

o Impact of New Accounting Pronouncements - a discussion of authoritative pronouncements that have been or will be adopted by our Company.


BASIS OF PRESENTATION
---------------------
         Our fiscal year ends on the last Saturday in February. Fiscal 2004 ended February 26, 2005, fiscal 2003 ended February 28, 2004 and fiscal 2002 ended February 22, 2003. Fiscal 2004 and fiscal 2002 were each comprised of 52 weeks, and fiscal 2003 was comprised of 53 weeks. Except where noted, all amounts are presented in millions, and all net loss per share data presented is both basic and diluted.

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
-----------------------------------------------------
         As discussed in Note 2 of our Consolidated Financial Statements, our Company has restated our Consolidated Balance Sheet at February 28, 2004 and our Consolidated Statements of Operations and Cash Flows for the years ended February 28, 2004 and February 22, 2003 for corrections in our accounting for leases. Note that the overall net impact to our results of operations and Net loss per share from the correction in our accounting for leases for each year was not considered material. We have restated our Consolidated Statements of Operations for the years ended February 28, 2004 and February 22, 2003, and the quarterly financial information for the years ended February 26, 2005 and February 28, 2004, for the revision in classification between Store operating, general and administrative expense and interest expense only. We have also restated the applicable cash flow information for fiscal 2002 and 2003 and financial information for fiscal 2000, 2001, 2002 and 2003 in this Annual Report. Readers of the financial statements should read the restated information in this Annual Report as opposed to the previously filed information. Throughout this Annual Report, all referenced amounts for prior periods and prior period comparisons reflect the balances and amounts on a restated basis.


CHANGES IN ACCOUNTING METHODS
-----------------------------
         The accompanying consolidated financial statements also include the impact of adopting Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46-R"), "Consolidation of Variable Interest Entities - an interpretation of `Accounting Research Bulletin No. 51'," EITF Issue No. 03-10, "Application of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, by Resellers to Sales Incentives Offered to Consumers by Manufacturers" ("EITF 03-10"), and the change in our method of valuing certain of our inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. Refer to
Note 3 - Changes in Accounting Methods for further discussion of these changes.

         Accordingly, we have retroactively restated our Consolidated Balance Sheet at February 28, 2004 and the Consolidated Statements of Operations and Cash Flows for the years ended February 28, 2004 and February 22, 2003 in this Annual Report. We have also restated the quarterly financial information for fiscal 2003 to reflect the impact of adopting FIN 46-R, EITF 03-10, and the change in our method of valuing certain of our inventories from the LIFO method to the FIFO method. The impact of these changes on periods prior to fiscal 2002 has been reflected as an adjustment to retained earnings as of February 23, 2002 in the accompanying Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income. We have also restated the applicable financial information for fiscal 2000, 2001, 2002 and 2003 in this Annual Report.


OVERVIEW
--------

         The Great Atlantic & Pacific Tea Company, Inc., based in Montvale, New Jersey, operates conventional supermarkets, combination food and drug stores and discount food stores in 10 U.S. states, the District of Columbia and Ontario, Canada. The Company's business consists strictly of its retail operations, which totaled 647 stores as of February 26, 2005.

         United States retail operations consist of four regions: New York/New Jersey/southern New England under the A&P, Waldbaum's, The Food Emporium and Food Basics banners; Philadelphia/Baltimore/Washington, D.C. under the Super Fresh and Food Basics banners; Detroit/Toledo under the Farmer Jack and Food Basics banners, and New Orleans under the Sav-A-Center banner.

         A&P Canada, based in Toronto, Ontario, operates five banner groups across the Province, with stores operating under the A&P, Dominion, Food Basics, Ultra Food & Drug and The Barn Market trade names. A&P Canada also serves as a franchisor to certain Food Basics stores in Ontario.

         Although our Company remained unprofitable overall in fiscal 2004, we achieved improved trends in both sales and operating earnings through the year, despite a continued difficult business environment. This was accomplished through the continued profitability of A&P Canada; our ongoing focus on merchandising and operating improvements in the U.S., and the rigorous management of expenses, investment and liquidity throughout our Company.

         A&P Canada achieved a solid year, driven by the growing consumer impact and results of our fresh food marketing initiatives in mainstream stores, coupled with the improving trend in our discount Food Basics operations. A&P Canada's profits were down year on year primarily due to an internal charge for Corporate and IT services which was increased significantly during last year's fourth quarter. With final approval from Revenue Canada to deduct these amounts for Canadian tax purposes, we received a significant tax benefit to the fourth quarter and year overall.

         Our U.S. banner operations maintained emphasis on improved merchandising and store operating fundamentals; expense management and productivity measures; the improvement of the U.S. Food Basics operation, and the continued development of our new fresh concept - with several additional fresh stores opening under our A&P and SuperFresh banners.

         Improved marketing and merchandising execution in the U.S., enhanced by the centralized management framework created by the reorganization of U.S. operating management in November of 2004, contributed to our improved trends. With all U.S. merchandising and promotional programs emanating from the central leadership organization, and local banner managements focused on execution, we generated an improved sales trend and cost effectiveness. A key element on the marketing side was establishment of competitive weekly sales programs, which consistently met objectives through the final quarter of the year.

         On the financial side, we maintained close management of cash flow, capital spending and debt levels, in order to ensure sufficient liquidity to operate and invest strategically in the business. In particular, we continue to manage capital spending closely and spent below our planned levels for the year consistent with our goal to hold cash until we are ready to invest it.

         Along with the significant cost benefits we anticipate with the reorganization of our Company, day-to-day expense reduction remains a high priority as we continue seeking ways to improve labor productivity, administrative, advertising and occupancy expenses, and the cost of merchandise, supplies and services.


2005 OUTLOOK
------------
         Our continued progress in fiscal 2004 set the stage for a comprehensive review of our Company's strategy during the fourth quarter of fiscal 2004 and into early 2005 to establish and sustain a profitable business with long-range growth potential.

         That review, which was largely completed subsequent to our balance sheet date, concluded with the plan that future effort and investment should be focused on our core operations in the Northeastern United States, which account for half of current total sales, our strongest market positions and we believe, the best potential for profitable growth going forward. Therefore, we are moving ahead to create a "New A&P" with our plan to divest our businesses in Canada and the Midwestern United States, and concentrate future development in our Northeastern markets. However, the completion of such divestitures is subject to Board of Director approval.

         Proceeds from the sales of the Canadian and Midwest businesses will be used in part to reduce debt, providing a strong balance sheet for future investment and growth. We expect that the divestiture process along with other changes to focus and strengthen our Company will take the better part of Fiscal 2005 to complete.

         The predominantly Northeast-focused Company that will result from these changes is today a more viable and competitive business that we believe will be significantly strengthened by full management focus and increased investment. It consists of approximiately 350 stores operated under the A&P, The Food Emporium, Waldbaum's, Super Fresh and Food Basics banners, with market-leading presence in the Metro New York area.

         The launch of the new fresh concept across our A&P, Waldbaum's and Super Fresh banners in Fiscal 2004 introduced the leading edge of our development in those mainstream banners. The customer response to these new stores has been positive and has translated to better-than-expected sales and a promising bottom line picture, underlining our confidence in this strategic direction.

         Our ability to accelerate the expansion of the fresh concept will be accompanied by improved fundamental execution, through ongoing initiatives addressing store operations, support services, merchandising and customer service. These efforts have already contributed to better operating results in the U.S., and we believe there is considerable opportunity for improvement going forward.

         While the successful execution of this plan remains ahead of us and has numerous challenges, we believe it is now the correct strategy for the long-term success of our Company. Our management team is fully aligned and committed to realize the full benefit of this change to create a strong, profitable and growth-oriented enterprise.

         If these changes occur, we expect to incur certain significant costs to exit parts of our business, including asset impairments, possible rent vacancy charges, multiemployer Taft-Hartley plan withdrawal liabilities and other items. We also anticipate that we will receive significant proceeds from the combined asset sales. It is not possible to accurately estimate the amount of costs that we will incur and proceeds that we will receive at this time, however our objective is to strengthen the Company's balance sheet and, while we are confident we will succeed, we do not intend to proceed with the divestitures and other operating changes unless they achieve our goals of strengthening our balance sheet and achieving appropriate value. Still, these are major changes and there can be no assurance that we will be successful.

         Various factors could cause us to fail to achieve this goal. These include, among others, the following:

o Actions of competitors could adversely affect our sales and future profits. The grocery retailing industry continues to experience fierce competition from other food retailers, super-centers, mass merchandiser clubs, warehouse stores, drug stores and restaurants. Our continued success is dependent upon our ability to effectively compete in this industry and to reduce operating expenses, including managing health care and pension costs contained in our collective bargaining agreements. The competitive practices and pricing in the food industry generally and particularly in our principal markets may cause us to reduce our prices in order to gain or maintain share of sales, thus reducing margins.

o Changes in the general business and economic conditions in our operating regions, including the rate of inflation, population growth, the nature and extent of continued consolidation in the food industry and employment and job growth in the markets in which we operate, may affect our ability to hire and train qualified employees to operate our stores. This would negatively affect earnings and sales growth. General economic changes may also affect the shopping habits and buying patterns of our customers, which could affect sales and earnings. We have assumed economic and competitive situations will not worsen in fiscal 2005 and 2006. However, we cannot fully foresee the effects of changes in economic conditions, inflation, population growth, customer shopping habits and the consolidation of the food industry on A&P's business.

o Our capital expenditures could differ from our estimate if we are unsuccessful in acquiring suitable sites for new stores, if development and remodel costs vary from those budgeted, or if changes in financial markets negatively affect our cost of capital or our ability to access capital.

o Our ability to achieve our profit goals will be affected by (i.) our success in executing category management and purchasing programs that we have underway, which are designed to improve our gross margins and reduce product costs while making our product selection more attractive to consumers, (ii.) our ability to achieve productivity improvements and shrink reduction in our stores, (iii.) our success in generating efficiencies in our distribution centers and our administrative offices, and (iv.) our ability to eliminate or maintain a minimum level of supply and/or quality control problems with our vendors.

o The vast majority of our employees are members of labor unions. While we believe that our relationships with union leaderships and our employees are satisfactory, we operate under collective bargaining agreements which periodically must be renegotiated. In the coming year, we have several contracts expiring and under negotiation. In each of these negotiations rising health care and pension costs will be an important issue, as will the nature and structure of work rules.
     We are hopeful, but cannot be certain, that we can reach satisfactory agreements without work stoppages in these markets. However, the actual terms of the renegotiated collective bargaining agreements, our future relationships with our employees and/or a prolonged work stoppage affecting a substantial number of stores could have a material effect on our results.

o The amount of contributions made to our pension and multi-employer plans will be affected by the performance of investments made by the plans as well as the extent to which trustees of the plans reduce the costs of future service benefits.

o We have estimated our exposure to claims, administrative proceedings and litigation and believe we have made adequate provisions for them, where appropriate. Unexpected outcomes in both the costs and effects of these matters could result in an adverse effect on our earnings.

Other factors and assumptions not identified above could also cause actual results to differ materially from those set forth in the forward-looking information. Accordingly, actual events and results may vary significantly from those included in or contemplated or implied by forward-looking statements made by us or our representatives.


REVIEW OF CONTINUING OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES
-------------------------------------------------------------------

        Our consolidated financial information presents the (loss) income related to our operations of discontinued businesses separate from the results of our continuing operations. Both the discussion and analysis that follows focus on continuing operations.

FISCAL 2004 COMPARED WITH FISCAL 2003
-------------------------------------

         Sales for fiscal 2004 were $10.9 billion compared with $10.9 billion for fiscal 2003, which was a 53-week year; comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores, increased 0.1%. Loss from continuing operations decreased from $213.2 million in fiscal 2003 to $184.0 million in fiscal 2004. Net loss per share - basic and diluted for fiscal 2004 was $4.88 compared to $4.08 for fiscal 2003, an increase of $0.80 per share.



                                                                                         Favorable /
                                           Fiscal 2004           Fiscal 2003            (Unfavorable)          % Change
                                        ---------------       ---------------       -------------------    ----------------

Sales                                   $    10,854.9         $    10,899.3            $    (44.4)                (0.4%)
Increase in comparable store sales
     for Company-operated stores                 0.1%                 0.9%                     NA                   NA
Loss from continuing operations                (184.0)              (213.2)                  29.2                 13.7
(Loss) income from discontinued
     operations                                  (4.1)                 64.3                 (68.4)              (106.4)
Cumulative effect of a change in
     accounting principle - FIN 46-R              -                    (8.0)                  8.0                100.0
Net loss                                       (188.1)               (156.9)                (31.2)               (19.9)
Net loss per share                              (4.88)               (4.08)                 (0.80)               (19.6)




SALES
-----


         Sales for fiscal 2004 of $10,854.9 million decreased $44.4 million or -0.4% from sales of $10,899.3 million for fiscal 2003. The lower sales were due to a decrease in U.S. sales of $213.3 million partially offset by an increase in Canadian sales of $168.9 million. The increase in Canadian sales was primarily due to the favorable impact of the Canadian exchange rate. The following table presents sales for each of our operating segments for fiscal 2004 and fiscal 2003:



                                                                                        (Decrease)
                                          Fiscal 2004            Fiscal 2003             Increase              % Change
                                      -----------------     -----------------      --------------------    ----------------


United States                         $     7,317.6         $      7,530.9         $         (213.3)               (2.8%)
Canada                                      3,537.3                3,368.4                    168.9                 5.0
                                      -----------------     -----------------      --------------------    ----------------
Total                                 $    10,854.9         $     10,899.3         $          (44.4)               (0.4%)
                                      =================     =================      ====================    ================



         The following details the dollar impact of several items affecting the increase in sales by operating segment from fiscal 2003 to fiscal 2004:



                           Impact of       Impact of       Foreign      Comparable       Impact of
                              New           Closed        Exchange         Store           53rd
                            Stores          Stores          Rate           Sales           Week          Total
                         -------------  -------------  --------------  -------------  -------------  -----------



United States            $    252.5     $    (286.1)   $       -       $     (47.1)   $    (132.6)   $    (213.3)
Canada                        315.7          (330.7)         215.0            33.6          (64.7)         168.9
                         -------------  -------------  --------------  -------------  -------------  ------------
     Total               $    568.2     $    (616.8)   $     215.0     $     (13.5)   $    (197.3)   $     (44.4)
                         =============  =============  ==============  =============  =============  ============



        The decrease in U.S. sales was attributable to the closing of 35 stores since the beginning of fiscal 2003, of which 18 were closed in fiscal 2004, decreasing sales by $286.1 million, the decrease in comparable store sales for fiscal 2004 of $47.1 million or -0.6% as compared with fiscal 2003, and the unfavorable impact of the 53rd week included in fiscal 2003 which decreased sales by $132.6 million. These decreases were partially offset by the opening or re-opening of 26 new stores since the beginning of fiscal 2003, of which 16 were opened or re-opened in fiscal 2004, increasing sales by $252.5 million. Included in the 35 stores closed since the beginning of fiscal 2003 were 6 stores closed as part of the asset disposition initiative as discussed in Note 6 of our Consolidated Financial Statements.

         The increase in Canadian sales was attributable to the opening or re-opening of 17 stores since the beginning of fiscal 2003, of which 8 were opened or re-opened in fiscal 2004, increasing sales by $315.7 million, the favorable effect of the Canadian exchange rate, which increased sales by $215.0 million, and the increase in comparable store sales for fiscal 2004 of $33.6 million or 1.0% for Company-operated stores and franchised stores combined, as compared to fiscal 2003. These increases were partially offset by the closure of 23 stores since the beginning of 2003, of which 13 were closed in fiscal 2004, decreasing sales by $330.7 million and the unfavorable impact of the 53rd week included in fiscal 2003 which decreased sales by $64.7 million.

         Average weekly sales per supermarket for the U.S. were approximately $323,100 for fiscal 2004 versus $310,000 for the corresponding period of the prior year, an increase of 4.2% primarily due to the impact of openings and closings with net higher average weekly sales. Average weekly sales per supermarket for Canada were approximately $285,900 for fiscal 2004 versus $258,000 for the corresponding period of the prior year, an increase of 10.8%. This increase was primarily due to the increase in the Canadian exchange rate and higher comparable store sales.


GROSS MARGIN
------------

         The following table presents gross margin dollar results and gross margin as a percentage of sales by operating segment for fiscal 2004 as compared to fiscal 2003. Gross margin as a percentage of sales decreased 17 basis points to 28.02% for fiscal 2004 from 28.19% for fiscal 2003. This 17 basis point decrease was caused by the increase in Canadian sales (which has a lower gross margin rate than the U.S. business) as a percentage of our total (approximately 10 basis points) and from the increase in U.S. Food Basics (which has the lowest gross margin rate of all our banners) as a percentage of sales (approximately 7 basis points). We believe the impact on margin for changes in costs and special reductions was not significant.




                                            Fiscal 2004                                       Fiscal 2003
                           --------------------------------------------      --------------------------------------------

                                Gross Margin            Rate to Sales%            Gross Margin            Rate to Sales%
                                ------------            --------------            ------------            --------------



United States                  $    2,177.9                  29.76%               $    2,256.1                  29.96%
Canada                                863.2                  24.40                       816.0                  24.23
                               --------------          ---------------            --------------          --------------
       Total                   $    3,041.1                  28.02%               $    3,072.1                  28.19%
                               ==============          ===============            ==============          ==============



         The following table details the dollar impact of several items affecting the gross margin dollar increase (decrease) from fiscal 2003 to fiscal 2004:




                                Sales Volume         Gross Margin Rate            Exchange Rate              Total
                             ------------------      -----------------          -----------------       ---------------


United States                  $      (63.9)           $       (14.3)             $          -            $    (78.2)
Canada                                 (8.8)                     5.4                      50.6                  47.2
                               ----------------        ----------------           --------------          -------------
Total                          $      (72.7)           $        (8.9)             $       50.6            $    (31.0)
                               ================        ================           ==============          =============



STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------

         The following table presents store operating, general and administrative expense ("SG&A") by operating segment, in dollars and as a percentage of sales for fiscal 2004 compared to fiscal 2003. SG&A expense was $3,114.1 million or 28.69% for fiscal 2004 as compared to $3,214.9 million or 29.50% for fiscal 2003.



                                            Fiscal 2004                                       Fiscal 2003
                           --------------------------------------------      --------------------------------------------
                                    SG&A               Rate to Sales%                 SG&A               Rate to Sales%
                             ------------------      ----------------           -----------------       ---------------


United States                  $    2,236.5                  30.56%               $    2,439.9                  32.40%
Canada                                877.6                  24.81                       775.0                  23.01
                               --------------          ---------------            --------------          --------------
       Total                   $    3,114.1                  28.69%               $    3,214.9                  29.50%
                               ==============          ===============            ==============          ==============



         The U.S. had overall favorability of 184 basis points. While part of the improvement in the U.S. is due to gains on the sale of certain of our assets of $29.3 million, the absence of the Midwest goodwill impairment charge of $27.0 million and a reduction in the vacation accrual of $8.6 million due to a change in the vacation entitlement practice, most of the favorability is due to very tight cost controls. Categories in which the U.S. experienced cost reductions include advertising due to less spend ($26.4 million), labor ($36.2 million), and corporate administrative expenses due to increased information technology charges to Canada ($47.4 million). The favorability in the U.S. was partially offset by $8.9 million of severance and other charges relating to the previously noted administrative reorganization and a $27.2 million increase in our workers' compensation and general liability reserves in response to both adverse development of prior year's costs and other developments including a continuing trend of rising costs.

         The increase in SG&A in Canada of $102.6 million is primarily due to the increase in the Canadian exchange rate of $35.3 million, an increase in labor of $28.5 million due mainly to increased sales, an increase in occupancy of $17.9 million as a result of the opening of new stores, and increased group overhead of $46.6 million mainly due to information technology costs previously charged to the U.S. now charged to Canada, partially offset by a decrease in advertising costs of $13.1 million due to less spend.




         During fiscal 2004 and fiscal 2003, we recorded property impairment losses in SG&A in our Consolidated Statements of Operations of $44.1 million and $43.7 million as follows:




                                                Fiscal 2004                             Fiscal 2003
                                    -----------------------------------    -----------------------------------
                                      U.S.        Canada        Total         U.S.        Canada        Total
                                    --------     ---------    ---------    ---------    ---------    ---------


Impairments due to
   closure or conversion
   in the normal course
   of business (1) (2)              $    6.0     $     0.7    $     6.7    $     4.4    $     1.7    $     6.1
Impairments due to
   unrecoverable assets (2)             34.7             -         34.7         33.1            -         33.1
Impairments related to
   the 2001 Asset
   Disposition (2) (3)                   2.6             -          2.6          0.4            -          0.4
Impairments related to
   the Farmer Jack
   restructuring (2) (3)                 0.1             -          0.1          4.1            -          4.1
                                    --------     ---------    ---------    ---------    ---------    ---------
Total impairments                   $   43.4     $     0.7    $    44.1    $    42.0    $     1.7    $    43.7
                                    ========     =========    =========    =========    =========    =========

     (1) Consists primarily of amounts that were impaired as a result of stores that were or will be closed, converted or remodeled in the normal course of business.
     (2) Refer to Note 4 - Valuation of Goodwill and Long-Lived Assets.
     (3) Refer to Note 6 - Asset Disposition Initiative.



         The table above does not include assets impaired as a result of our exit of the northern New England and Kohls markets which are included in "(Loss) gain on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations. These impairments are discussed further in Note 5 - Discontinued Operations. The effects of changes in estimates of useful lives were not material to ongoing depreciation expense. If current operating levels and trends continue, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.


INTEREST EXPENSE
----------------

         Interest expense of $114.1 million for fiscal 2004 increased from the prior year amount of $103.1 million due primarily to higher interest expense resulting from our on-balance sheet long-term real estate liabilities, which includes sale leaseback of Company-owned properties entered into in the fourth quarter of fiscal 2003 of approximately $15.6 million and sale leaseback of locations for which we received landlord allowances of $3.6 million. This impact was partially offset by lower interest from lower borrowings of approximately $6.5 million.




INCOME TAXES
------------

         The provision for income taxes from continuing operations for fiscal 2004 was $0.5 million (a $4.5 million provision for our U.S. operations and a $4.0 million benefit from our Canadian operations) compared to a $30.6 million benefit from income taxes from continuing operations for fiscal 2003 (a $42.3 million benefit from our U.S. operations and a $11.7 million provision for our Canadian operations). Our U.S. tax benefit from continuing operations for fiscal 2003 was offset by a tax provision provided on discontinued operations of $46.6 million in accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes". Consistent with prior year, we continue to record a valuation allowance in an amount that would reduce our U.S. deferred tax asset to the amount that is more likely than not to be realized.

         For fiscal 2004, our effective income tax rate of 0.3% changed from the effective income tax rate of (12.5%) for fiscal 2003 as follows:



                                              Fiscal 2004                          Fiscal 2003
                                    ---------------------------------  ---------------------------------

                                    Tax (Provision)      Effective       Tax Benefit        Effective
                                        Benefit          Tax Rate        (Provision)        Tax Rate
                                    ---------------  ----------------  ---------------  ----------------


United States                       $      (4,500)           2.5%      $      42,339          (17.3%)
Canada                                      3,972           (2.2%)           (11,765)           4.8%
                                    ---------------  ----------------  ---------------  ----------------
                                    $        (528)           0.3%      $      30,574          (12.5%)
                                    ===============  ================  ===============  ================


         The change in our effective tax rate was primarily due to the absence of a tax benefit recorded on losses from continuing operations that was limited to the tax provision recorded on income from discontinued operations in accordance with SFAS 109. As discussed above, $46.6 million of benefit was recognized for fiscal 2003 as compared to fiscal 2004, where no benefit was recognized. The remaining provisions recorded in the U.S. of $4.5 million and $4.3 million for fiscal 2004 and fiscal 2003, respectively, represent state and local taxes. In addition, the change in our effective tax rate was partially offset by the impact of the lower mix of Canadian income from continuing operations as a percentage of our Company's loss from continuing operations for fiscal 2004 as compared to fiscal 2003. Information regarding items included in the reconciliation of the effective rate with the federal statutory rate is disclosed in Note 10 to the consolidated financial statements.


DISCONTINUED OPERATIONS
-----------------------

         Beginning in the fourth quarter of fiscal year 2002 and in the early part of the first quarter of fiscal 2003, we decided to sell our operations located in Northern New England and Wisconsin, as well as our Eight O'Clock Coffee business. These asset sales are now complete.





         The loss from operations of discontinued businesses, net of tax, for fiscal 2004 was $1.4 million as compared to a loss from operations of discontinued businesses, net of tax, of $32.7 million for fiscal 2003 and is detailed by business as follows:



                                                                 Fiscal 2004
                                    --------------------------------------------------------------------
                                                                            Eight
                                       Northern                            O'Clock
                                      New England         Kohl's           Coffee             Total
                                    ---------------  ----------------  ---------------  ----------------

Income (loss) from operations of
     discontinued businesses
Sales                               $           -    $           -     $           -    $           -
Operating expenses                            292             (981)             (698)          (1,387)
                                    -------------  ---------------     ---------------  -------------
Income (loss) from operations of
   discontinued businesses, before
   tax                                        292             (981)             (698)          (1,387)
Tax provision                                   -                -                 -                -
                                    ---------------  ----------------  ---------------  -------------
Income (loss) from operations of
   discontinued businesses, net of
   tax                              $         292    $        (981)    $        (698)   $      (1,387)
                                    ===============  ================  ===============  =============

Disposal related costs included in operating expenses above:
-----------------------------------------------------------
Severance and benefits              $        (326)   $           -     $           -    $        (326)
Reversal of previously accrued
   occupancy related costs                      -              354                 -              354
Non-accruable closing costs                   626             (595)             (698)            (667)
Interest accretion on present value
   of future occupancy costs                   (8)            (740)                -             (748)
                                    ---------------  ----------------  ---------------  -------------
Total disposal related costs        $         292    $        (981)    $        (698)   $      (1,387)
                                    ---------------  ----------------  ---------------  -------------




                                                                 Fiscal 2003
                                      ------------------------------------------------------------------
                                                                            Eight
                                       Northern                            O'Clock
                                      New England         Kohl's           Coffee             Total
                                    ---------------  ----------------  ---------------  ----------------


(Loss) income from operations of
     discontinued businesses
Sales                               $      32,726    $     123,229     $      65,265    $     221,220
Operating expenses                        (42,536)        (174,890)          (60,179)        (277,605)
                                    -------------    -------------     ---------------  -------------
(Loss) income from operations of
   discontinued businesses, before
   tax                                     (9,810)         (51,661)            5,086          (56,385)
Tax benefit (provision)                     4,120           21,698            (2,136)          23,682
                                    ---------------  ----------------  ---------------  -------------
(Loss) income from operations of
   discontinued businesses, net of
   tax                              $      (5,690)   $     (29,963)    $       2,950    $     (32,703)
                                    ===============  ================  ===============  ==============

Disposal related costs included in operating expenses above:
-----------------------------------------------------------
Pension withdrawal liability        $           -    $      (6,500)    $           -    $      (6,500)
Occupancy related costs                    (3,993)         (28,387)                -          (32,380)
Reversal of previously accrued
   occupancy related costs                      -            4,458                 -            4,458
Non-accruable inventory costs                (175)          (2,511)                -           (2,686)
Non-accruable closing costs                (2,555)          (2,890)          (12,275)         (17,720)
Gain on sale of inventory                   1,645                -                 -            1,645
Severance and benefits                     (2,670)          (6,562)                -           (9,232)
Interest accretion on present value
   of future occupancy costs                   (6)            (353)                -             (359)
                                    ---------------  ----------------  ---------------  --------------
Total disposal related costs        $      (7,754)   $     (42,745)    $     (12,275)   $     (62,774)
                                    ---------------  ----------------  ---------------  --------------



         The loss on disposal of discontinued operations, net of tax, was $2.7 million for fiscal 2004 as compared to gain on disposal of discontinued operations, net of tax, of $97.0 million for fiscal 2003 and is detailed by business as follows:



                                                                 Fiscal 2004
                                    --------------------------------------------------------------------
                                                                            Eight
                                       Northern                            O'Clock
                                      New England         Kohl's           Coffee             Total
                                    ---------------  ----------------  ---------------  ----------------


Loss on disposal of discontinued
     businesses
Property impairments                $           -    $        (602)    $           -    $        (602)
Loss on sale of business                        -                -            (2,100)          (2,100)
                                    ---------------  ----------------  ---------------  --------------
Loss on disposal of discontinued
   businesses, before tax                       -             (602)           (2,100)          (2,702)
Tax provision                                   -                -                 -                -
                                    ---------------  ----------------  ---------------  --------------
Loss on disposal of discontinued
   businesses, net of tax           $           -    $        (602)    $      (2,100)   $      (2,702)
                                    ===============  ================  ===============  ==============



                                                                 Fiscal 2003
                                    ------------------------------------------------------------------
                                                                            Eight
                                       Northern                            O'Clock
                                      New England         Kohl's           Coffee             Total
                                    -------------    ----------------  ---------------  ---------------

Gain (loss) on disposal of
       discontinued businesses
Gain on sale of fixed assets        $      85,983    $      15,272     $      85,000    $     186,255
Fixed asset impairments                         -          (18,968)                -          (18,968)
                                    -------------    ----------------  ---------------  --------------
Gain (loss) on disposal of
   discontinued businesses,
   before tax                              85,983           (3,696)           85,000          167,287
Tax (provision) benefit                   (36,113)           1,552           (35,700)         (70,261)
                                    -------------    ----------------  ---------------  ----------------
Gain (loss) on disposal of
   discontinued businesses,
   net of tax                       $      49,870    $      (2,144)    $      49,300    $      97,026
                                    =============    ================  ===============  ================



FISCAL 2003 COMPARED WITH FISCAL 2002
-------------------------------------

OVERALL
-------

      Sales for fiscal 2003 were $10.9 billion, compared with $10.1 billion for fiscal 2002; comparable store sales, which include stores that have been in operation for two full fiscal years and replacement stores, increased 0.9%. Net loss per share - basic and diluted for fiscal 2003 was $4.08 compared to $5.05 for fiscal 2002, a decrease of $0.97 per share.



                                                                                         Favorable /
                                           Fiscal 2003           Fiscal 2002            (Unfavorable)          % Change
                                        ---------------       ---------------       -------------------    ----------------

Sales                                   $    10,899.3         $    10,096.8            $    802.5                  7.9%
Increase in comparable store sales
     for Company-operated stores                 0.9%                 0.4%                     NA                   NA
Loss from continuing operations                (213.2)              (202.3)                 (10.9)                (5.4)
Income from discontinued
     operations                                  64.3                   7.6                  56.7                   NA
Cumulative effect of a change in
     accounting principle - FIN 46-R             (8.0)                  -                    (8.0)              100%
Net loss                                       (156.9)               (194.6)                 37.7                 19.4
Net loss per share                              (4.08)               (5.05)                  0.97                 19.2



SALES
-----

         Sales for fiscal 2003 of $10.9 billion increased $802.5 million or 7.9% from sales of $10.1 billion for fiscal 2002. The higher sales were due to an increase in U.S. sales of $103.9 million and an increase in Canadian sales of $698.6 million. The increase in Canadian sales was primarily due to the favorable impact of the Canadian exchange rate. The following table presents sales for each of our operating segments for fiscal 2003 and fiscal 2002:



                                          Fiscal 2003            Fiscal 2002             Increase              % Change
                                      -----------------     -----------------      --------------------    ----------------


United States                         $     7,530.9         $      7,427.0         $          103.9                 1.4%
Canada                                      3,368.4                2,669.8                    698.6                26.2
                                      -----------------     -----------------      --------------------    ----------------
Total                                 $    10,899.3         $     10,096.8         $          802.5                  7.9%
                                      =================     =================      ====================    ================


         The following details the dollar impact of several items affecting the increase in sales by operating segment from fiscal 2002 to fiscal 2003:




                           Impact of       Impact of       Foreign      Comparable       Impact of
                              New           Closed        Exchange         Store           53rd        Impact of
                            Stores          Stores          Rate           Sales           Week         FIN 46R           Total
                         -------------  -------------  --------------  -------------  -------------  -----------      -------------



United States            $    238.5     $    (306.4)   $       -       $      39.2    $     132.6    $       -        $    103.9
Canada                        229.6          (156.3)         388.9            40.1           64.7          131.6           698.6
                         -------------  -------------  --------------  -------------  -------------  ------------     -----------
     Total               $    468.1     $    (462.7)   $     388.9     $      79.3    $     197.3    $     131.6          $802.5
                         =============  =============  ==============  =============  =============  ============     ===========



         The increase in U.S. sales was attributable to the opening of 28 stores since the beginning of fiscal 2002, of which 10 were opened in fiscal 2003, increasing sales by $238.5 million, the increase in comparable store sales for fiscal 2003 on a 52 week basis of $39.2 million or 0.5% as compared to fiscal 2002, and the favorable impact of the 53rd week included in fiscal 2003 which increased sales by $132.6 million. These increases were partially offset by the closure or sale of 108 stores since the beginning of 2002, of which 75 were closed or sold in 2003, decreasing sales by $306.4 million. Included in the 108 stores closed or sold since the beginning of fiscal 2002 were 21 stores closed as part of the asset disposition initiative as discussed in Note 6 of our Consolidated Financial Statements.

         The increase in Canadian sales was attributable to the opening or transfer from franchise operations of 22 stores since the beginning of fiscal 2002, of which 9 were opened in fiscal 2003, increasing sales by $229.6 million, the favorable effect of the Canadian exchange rate, which increased sales by $388.9 million, the increase in comparable store sales for fiscal 2003 on a 52 week basis of $40.1 million or 1.6% for Company-operated stores and franchised stores combined, as compared to fiscal 2002, the favorable impact of the 53rd week included in fiscal 2003 which increased sales by $64.7 million, and the impact of adoption of FIN 46R during fiscal 2003 of $131.6 million. These increases were partially offset by the closure of 19 stores since the beginning of 2002, of which 10 were closed in 2003, decreasing sales by $156.3 million.

         Average weekly sales per supermarket for the U.S. were approximately $310,000 for fiscal 2003 versus $285,400 for the corresponding period of the prior year, an increase of 8.6% due primarily to higher comparable store sales. Average weekly sales per supermarket for Canada were approximately $258,000 for fiscal 2003 versus $222,000 for the corresponding period of the prior year, an increase of 16.2%. This increase was primarily due to the increase in the Canadian exchange rate and higher comparable store sales.



GROSS MARGIN
------------

         The following table presents gross margin dollar results and gross margin as a percentage of sales by operating segment for fiscal 2003 as compared to fiscal 2002. Gross margin as a percentage of sales increased 2 basis points to 28.19% for fiscal 2003 from 28.17% for fiscal 2002. This 2 basis point increase was caused by a combination of an increase in Canadian sales as a percentage of our total (37 basis points) partially offset by continued competitive pressures to drive sales volume and protect market share in the current market. We believe the impact on margin for changes in costs and special reductions was not significant.


                                            Fiscal 2003                                       Fiscal 2002
                           --------------------------------------------      --------------------------------------------


                               Gross Margin            Rate to Sales%             Gross Margin            Rate to Sales%
                               --------------          --------------             --------------          --------------
United States                  $    2,256.1                  29.96%               $    2,267.7                  30.53%
Canada                                816.0                  24.23                       576.6                  21.60
                               --------------          ---------------            --------------          --------------
     Total                     $    3,072.1                  28.19%               $    2,844.3                  28.17%
                               ==============          ===============            ==============          ==============


         The following table details the dollar impact of several items affecting the gross margin dollar increase by operating segment from fiscal 2002 to fiscal 2003:


                                 Sales              Gross             Exchange            Impact of
                                Volume           Margin Rate            Rate              FIN 46-R              Total
                           ---------------     ---------------    ----------------    ---------------     ---------------

United States              $        31.7       $       (43.3)     $         -         $         -         $       (11.6)
Canada                              34.5               (21.5)              83.9               142.5               239.4
                           ---------------     ---------------    ----------------    ---------------     ---------------
Total                      $        66.2       $       (64.8)     $        83.9       $       142.5       $       227.8
                           ===============     ===============    ================    ===============     ===============



STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------

       The following table presents store operating, general and administrative expense, by operating segment, in dollars and as a percentage of sales for fiscal 2003 compared to fiscal 2002. SG&A expense was $3.2 billion or 29.50% for fiscal 2003 as compared to $2.8 billion or 27.97% for fiscal 2002.


                                            Fiscal 2003                                       Fiscal 2002
                           --------------------------------------------      --------------------------------------------
                                    SG&A               Rate to Sales%                 SG&A               Rate to Sales%
                             ------------------      ----------------           -----------------       ---------------

United States                  $    2,439.9                  32.40%               $    2,319.0                  31.22%
Canada                                775.0                  23.01                       505.0                  18.92
                               ------------            ---------------            ------------            --------------
     Total                     $    3,214.9                  29.50%               $    2,824.0                  27.97%
                               ============            ===============            ============            ==============


         The U.S. had overall unfavorability of 118 basis points. While most of the increase in SG&A in the U.S. in fiscal 2003 was due to increased costs relating to our Farmer Jack restructuring program of $35.5 million as described in Note 6 of our Consolidated Financial Statements, our Farmer Jack goodwill impairment of $27.0 million and long-lived asset impairments of $33.1 million as described in Note 4 of our Consolidated Financial Statements, the remaining increase was primarily due to increased labor costs of $35.5 million, due mainly to increased sales and increased health and welfare costs, and an increase in occupancy expenses of $7.8 million mainly due to new stores, partially offset by lower closed store and conversion expense for stores closed or converted in the normal course of business of $21.4 million.

         The increase in SG&A in Canada of $270.0 million is primarily due to the consolidation of our Canadian franchisees in accordance with Financial Accounting Standards Board Interpretation No. 46 ("FIN 46-R"), "Consolidation of Variable Interest Entities - an interpretation of `Accounting Research Bulletin No. 51'" adopted during fiscal 2003 of $137.9 million. The remaining increase was primarily due to increased labor costs of $66.3 million, due mainly to increased sales and increased health and welfare costs, an increase in occupancy expenses of $26.9 million mainly due to new stores, an increase in the Canadian exchange rate of $46.1 million, and higher closed store and conversion expense for stores closed or converted in the normal course of business of $3.7 million.

         During fiscal 2003 and fiscal 2002, we recorded property impairment losses in SG&A in our Consolidated Statements of Operations of $43.7 million and $24.5 million as follows:



                                                Fiscal 2003                             Fiscal 2002
                                    -----------------------------------    -----------------------------------
                                      U.S.        Canada        Total         U.S.        Canada        Total
                                    --------     ---------    ---------    ---------    ---------    ---------

Impairments due to
   closure or conversion
   in the normal course
   of business (1) (2)              $    4.4     $     1.7    $     6.1    $    21.3    $     3.2    $    24.5
Impairments due to
   unrecoverable assets (2)             33.1             -         33.1            -            -            -
Impairments related to the
   2001 Asset Disposition                0.4             -          0.4            -            -
Impairments related to
   the Farmer Jack
   restructuring (2) (3)                 4.1             -          4.1            -            -            -
                                    --------     ---------    ---------    ---------    ---------    ---------
Total impairments                   $   42.0     $     1.7    $    43.7    $    21.3    $     3.2    $    24.5
                                    ========     =========    =========    =========    =========    =========

      (1) Consists of amounts that were impaired as a result of stores that were or will be closed, converted or remodeled in the normal course of business.
      (2) Refer to Note 4 - Valuation of Goodwill and Long-Lived Assets.
      (3) Refer to Note 6 - Asset Disposition Initiative.



         The table above does not include assets impaired as a result of our exit of the northern New England and Kohls markets which are included in "(Loss) gain on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations. These impairments are discussed further in Note 5 - Discontinued Operations. The effects of changes in estimates of useful lives was not material to ongoing depreciation expense. If current operating levels and trends continue, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.


INTEREST EXPENSE
----------------

         Interest expense of $103.1 million for fiscal 2003 increased from the prior year amount of $99.9 million due primarily to higher interest expense resulting from our on-balance sheet long-term real estate liabilities, which includes sale leaseback of Company-owned properties entered into in the fourth quarter of fiscal 2003 of $1.8 million and sale leaseback of locations for which we received landlord allowances of $6.1 million partially offset by lower interest expense resulting from our open market purchase of $50.7 million of our 7.75% Notes due April 15, 2007 and $44.5 million of our 9.125% Notes due December 15, 2011, primarily during the fourth quarter of fiscal 2002 of $4.7 million.


INCOME TAXES
------------

         The benefit from income taxes from continuing operations for fiscal 2003 was $30.6 million (a $42.3 million benefit from our U.S. operations and a $11.7 million provision for our Canadian operations) compared to $130.6 million provision for income taxes from continuing operations for fiscal 2002 (a $104.6 million provision for our U.S. operations and a $26.0 million provision for our Canadian operations). Our U.S. tax benefit from continuing operations for fiscal 2003 was offset by a tax provision provided on discontinued operations of $46.6 million in accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes" ("SFAS 109"). Consistent with prior year, we continue to record a valuation allowance in an amount that would reduce our U.S. deferred tax asset to the amount that is more likely than not to be realized.

         For fiscal 2003, our effective income tax rate benefit of (12.5%) changed from the effective income tax rate provision of 182.3% in fiscal 2002 as follows:


                                              Fiscal 2003                          Fiscal 2002
                                    ---------------------------------  ---------------------------------

                                      Tax Benefit        Effective           Tax            Effective
                                      (Provision)        Tax Rate         Provision         Tax Rate
                                    ---------------  ----------------  ---------------  ----------------


United States                       $      42,339          (17.3%)     $    (104,620)         146.0%
Canada                                    (11,765)           4.8%            (26,010)          36.3%
                                    ---------------  ----------------  ---------------  ----------------
                                    $      30,574          (12.5%)     $    (130,630)         182.3%
                                    ===============  ================  ===============  ================




The change in our effective income tax rate on continuing operations primarily resulted from:

        (i.)      a tax benefit recorded on losses from continuing operations that was limited to the tax provision recorded on income from discontinued operations in accordance with SFAS 109 of $46.6 million in fiscal 2003 as compared to no tax benefit recorded during fiscal 2002;
        (ii.)     an increase in our valuation allowance recorded against our
                  U.S. net deferred tax assets during fiscal 2003 of
                  approximately $67.7 million compared to fiscal 2002 for the tax effect of losses from continuing operations in excess of income from discontinued operations;
        (iii.)    the impact of the lower mix of Canadian income from continuing operations as a percentage of our Company's loss from
                  continuing operations in fiscal 2003 as compared to fiscal
                  2002; and
        (iv.)     a decrease in the Canadian statutory income tax rate of 1.8%.

Information regarding items included in the reconciliation of the effective rate with the federal statutory rate is disclosed in Note 10 to the consolidated financial statements.


DISCONTINUED OPERATIONS
-----------------------

         Beginning in the fourth quarter of fiscal year 2002 and in the early part of the first quarter of fiscal 2003, we decided to sell our operations located in Northern New England and Wisconsin, as well as our Eight O'Clock Coffee business. These asset sales are now complete.

         The loss from operations of discontinued businesses, net of tax, for fiscal 2003 was $32.7 million as compared to income from operations of discontinued businesses, net of tax, of $7.6 million for fiscal 2002 and are detailed by business as follows:



                                                                 Fiscal 2003
                                    ------------------------------------------------------------------
                                                                            Eight
                                       Northern                            O'Clock
                                      New England         Kohl's           Coffee             Total
                                    ---------------  ----------------  ---------------  --------------


(Loss) income from operations of
     discontinued businesses
Sales                               $      32,726    $     123,229     $      65,265    $     221,220
Operating expenses                        (42,536)        (174,890)          (60,179)        (277,605)
                                    -------------    -------------     ---------------  -------------
(Loss) income from operations of
   discontinued businesses, before
   tax                                     (9,810)         (51,661)            5,086          (56,385)
Tax benefit (provision)                     4,120           21,698            (2,136)          23,682
                                    ---------------  ----------------  ---------------  -------------
(Loss) income from operations of
   discontinued businesses, net of
   tax                              $      (5,690)   $     (29,963)    $       2,950    $     (32,703)
                                    ===============  ================  ===============  ==============

Disposal related costs included in operating expenses above:
-----------------------------------------------------------
Pension withdrawal liability        $           -    $      (6,500)    $           -    $      (6,500)
Occupancy related costs                    (3,993)         (28,387)                -          (32,380)
Reversal of previously accrued
   occupancy related costs                      -            4,458                 -            4,458
Non-accruable inventory costs                (175)          (2,511)                -           (2,686)
Non-accruable closing costs                (2,555)          (2,890)          (12,275)         (17,720)
Gain on sale of inventory                   1,645                -                 -            1,645
Severance and benefits                     (2,670)          (6,562)                -           (9,232)
Interest accretion on present value
   of future occupancy costs                   (6)            (353)                -             (359)
                                    ---------------  ----------------  ---------------  --------------
Total disposal related costs        $      (7,754)   $     (42,745)    $     (12,275)   $     (62,774)
                                    ---------------  ----------------  ---------------  --------------




                                                                 Fiscal 2002
                                    --------------------------------------------------------------------
                                                                            Eight
                                       Northern                            O'Clock
                                      New England         Kohl's           Coffee             Total
                                    ---------------  ----------------  ---------------  ----------------
Income (loss) from operations of
     discontinued businesses
Sales                               $     284,434    $     337,197     $      75,958    $     697,589
Operating expenses                       (278,514)        (344,226)          (61,668)        (684,408)
                                    ---------------  ----------------  ---------------  ----------------
Income (loss) from operations of
   discontinued businesses, before
   tax                                      5,920           (7,029)           14,290           13,181
Tax (provision) benefit                    (2,486)           2,952            (6,002)          (5,536)
                                    ---------------  ----------------  ---------------  ----------------
Income (loss) from operations of
   discontinued businesses, net of
   tax                              $       3,434    $      (4,077)    $       8,288    $       7,645
                                    ===============  ================  ===============  ================


         The gain on disposal of discontinued operations, net of tax, was $97.0 million for fiscal 2003 as compared to nil for fiscal 2002 and is detailed by business as follows:



                                                                 Fiscal 2003
                                    -------------------------------------------------------------------
                                                                            Eight
                                       Northern                            O'Clock
                                      New England         Kohl's           Coffee             Total
                                    ---------------  ----------------  ---------------  --------------


Gain (loss) on disposal of
       discontinued businesses
Gain on sale of fixed assets        $      85,983    $      15,272     $      85,000    $     186,255
Fixed asset impairments                         -          (18,968)                -          (18,968)
                                    ---------------  ----------------  ---------------  --------------
Gain (loss) on disposal of
   discontinued businesses,
   before tax                              85,983           (3,696)           85,000          167,287
Tax (provision) benefit                   (36,113)           1,552           (35,700)         (70,261)
                                    -------------    ----------------  ---------------  ----------------
Gain (loss) on disposal of
   discontinued businesses,
   net of tax                       $      49,870    $      (2,144)    $      49,300    $      97,026
                                    =============    ================  ===============  ================



ASSET DISPOSITION INITIATIVE
----------------------------

Overview
--------
         In fiscal 1998 and fiscal 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores including the exit of the Richmond, Virginia and Atlanta, Georgia markets (Project Great Renewal). In addition, during the third quarter of fiscal 2001, we announced that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) would be closed and/or sold, and certain administrative streamlining would take place (2001 Asset Disposition). During the fourth quarter of fiscal 2003, we announced an initiative to close 6 stores and convert 13 stores to our Food Basics banner in the Detroit, Michigan and Toledo, Ohio markets (Farmer Jack Restructuring).

         Presented below is a reconciliation of the activities recorded on our Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for fiscal 2004, fiscal 2003, and fiscal 2002. Present value ("PV") interest represents interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. Non-accruable items represent charges related to the restructuring that are required to be expensed as incurred in accordance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities".



                                           Fiscal 2004                                      Fiscal 2003
                         ----------------------------------------------  ------------------------------------------------
                          Project       2001       Farmer                  Project       2001        Farmer
                           Great       Asset        Jack                    Great        Asset        Jack
                          Renewal   Disposition Restructuring   Total      Renewal    Disposition Restructuring    Total
                         --------   ----------- ------------- ---------  -----------  ----------- ------------- ---------



   Balance Sheet accruals
   PV interest           $  1,922   $     2,456  $       687  $   5,065  $     2,638  $     2,850  $        56  $   5,544
   Occupancy                                                                       -            -       20,999     20,999
   Severance                                                                       -            -        8,930      8,930
   Total accrued to
                         --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------
     balance sheets         1,922         2,456          687      5,065        2,638        2,850       29,985     35,473
                         --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------

   Occupancy reversals          -        (4,488)           -     (4,488)           -       (6,778)           -     (6,778)
   Additional occupancy
     accrual                    -             -            -          -            -          991            -        991
   Additional severance         -             -            -          -            -        1,613            -      1,613
   Adjustments to
                         --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------
     balance sheets             -        (4,488)           -     (4,488)           -       (4,174)           -     (4,174)
                         --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------

   Non-accruable items
     recorded on Statements
     of Operations
   Property writedowns          -         2,659           90      2,749            -          422        4,129      4,551
Inventory markdowns             -             -          291        291            -            -        2,244      2,244
   Closing costs                -             -          689        689            -           44        1,449      1,493
                         --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------
   Total non-accruable
     items                      -         2,659        1,070      3,729            -          466        7,822      8,288
                         --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------

       Less PV interest    (1,922)      (2,456)         (687)    (5,065)      (2,638)     (2,850)          (56)    (5,544)
                         ---------  -----------  ------------ ---------- ------------ -----------  ------------ ----------
   Total amount recorded
     on Statements of
     Operations and
     Statements of Cash
     Flows excluding
     PV interest         $      -   $   (1,829)  $     1,070  $   (759)  $         -  $   (3,708)  $    37,751   $  34,043
                         ========   ===========  ===========  =========  ===========  ===========  ===========  ==========



                                           Fiscal 2002
                         ----------------------------------------------
                          Project      2001       Farmer
                           Great       Asset       Jack
                          Renewal   Disposition Restructuring    Total
                         --------  ------------ ------------- ---------

   Balance Sheet accruals
   PV interest           $  3,178   $     4,094  $         -  $   7,272
   Severance                    -         3,375            -      3,375
   Total accrued to
     balance sheets      --------   -----------  -----------  ---------
                            3,178         7,469            -     10,647
                         --------   -----------  -----------  ---------

   Occupancy reversals     (3,645)     (10,180)            -   (13,825)
   Additional severance       639           250            -        889
   Adjustments to
     balance sheets      --------   -----------  -----------  ---------
                           (3,006)      (9,930)            -   (12,936)
                         --------   -----------  -----------  ---------

   Non-accruable items
     recorded on Statements
     of Operations
   Gain on sale of property     -        (1,654)           -     (1,654)
   Inventory markdowns          -         1,263            -      1,263
   Closing costs                -         4,250            -      4,250
                         --------   -----------  -----------  ---------
   Total non-accruable items    -         3,859            -      3,859
                            -----   -----------  -----------  ---------

     Less PV interest      (3,178)      (4,094)            -     (7,272)
                         ---------  -----------  -----------  ----------
   Total amount recorded
     on Statements of
     Operations and
     Statements of Cash
     Flows excluding
     PV interest         $ (3,006)  $   (2,696)  $         -  $ (5,702)
                         =========  ===========  ===========  =========

Project Great Renewal
---------------------
         In May 1998, we initiated an assessment of our business operations in order to identify the factors that were impacting our performance. As a result of this assessment, in fiscal 1998 and fiscal 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores (156 in the United States and 10 in Canada) including the exit of the Richmond, Virginia and Atlanta, Georgia markets. As of February 26, 2005, we had closed all stores and facilities related to this phase of the initiative.


         The following table summarizes the activity related to this phase of the initiative over the last three fiscal years:



                                    Occupancy                 Severance and Benefits                    Total
                         ------------------------------   ------------------------------  -------------------------------
                           U.S.      Canada      Total      U.S.      Canada      Total      U.S.      Canada      Total
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------


     Balance at
       February 23, 2002 $ 62,802   $    575   $ 63,377      2,177   $      -   $  2,177     64,979        575     65,554
     Addition (1)           2,861        298      3,159          -          -          -      2,861        298      3,159
     Utilization (2)      (13,230)      (386)   (13,616)      (370)         -       (370)   (13,600)      (386)   (13,986)
     Adjustments (3)       (3,645)         -     (3,645)       639          -        639     (3,006)         -     (3,006)
                         ---------  --------   ---------  --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 22, 2003 $ 48,788   $    487   $ 49,275   $  2,446   $      -   $  2,446  $  51,234  $     487  $  51,721
     Addition (1)           2,276        372      2,648          -          -          -      2,276        372      2,648
     Utilization (2)      (19,592)      (407)   (19,999)      (289)         -       (289)   (19,881)      (407)   (20,288)
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 28, 2004 $ 31,472   $    452   $ 31,924   $  2,157   $      -   $  2,157  $  33,629  $     452  $  34,081
     Addition (1)           1,902         20      1,922          -          -          -      1,902         20      1,922
     Utilization (2)       (5,410)      (222)    (5,632)      (497)         -       (497)    (5,907)      (222)    (6,129)
                         --------   --------   --------   ---------  --------   --------  ---------  ---------  ---------
     Balance at
       February 26, 2005 $ 27,964   $    250   $ 28,214   $  1,660   $      -   $  1,660  $  29,624  $     250  $  29,874
                         ========   ========   ========   ========   ========   ========  =========  =========  =========


(1) The additions to store occupancy of $3.2 million, $2.6 million and $1.9 million during fiscal 2002, 2003 and 2004, respectively, represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge.
(2) Occupancy utilization of $13.6 million, $20.0 million, and $5.6 million for fiscal 2002, 2003 and 2004, respectively, represents payments made during those periods for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $0.4 million, $0.3 million, and $0.5 million for fiscal 2002, 2003 and 2004, respectively, represents payments to individuals for severance and benefits, as well as payments to pension funds for early withdrawal from multi-employer union pension plans.
(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. We have continued to make favorable progress in marketing and subleasing the closed stores. As a result, during fiscal 2002, we recorded a reduction of $3.6 million in occupancy accruals related to this phase of the initiative. Further, we increased our reserve for future minimum pension liabilities by $0.6 million to better reflect expected future payouts under certain collective bargaining agreements.


         We paid $98.4 million of the total occupancy charges from the time of the original charges through February 26, 2005 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $29.9 million of the total net severance charges from the time of the original charges through February 26, 2005, which resulted from the termination of approximately 3,400 employees. The remaining occupancy liability of $28.2 million relates to expected future payments under long term leases and is expected to be paid in full by 2020. The remaining severance liability of $1.7 million primarily relates to expected future payments for early withdrawals from multi-employer union pension plans and will be fully paid out by 2020.

         None of these stores were open during fiscal 2004, fiscal 2003 and fiscal 2002. As such, there was no impact on the Consolidated Statements of Operations from the 166 stores included in this phase of the initiative.

         At February 26, 2005 and February 28, 2004, approximately $5.4 million and $6.5 million, respectively, of the reserve were included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

         Based upon current available information, we evaluated the reserve balances as of February 26, 2005 of $29.9 million for this phase of the asset disposition initiative and have concluded that they are appropriate to cover expected future costs. The Company will continue to monitor the status of the vacant properties and adjustments to the reserve balances may be recorded in the future, if necessary.

2001 Asset Disposition
----------------------
         During the third quarter of fiscal 2001, the Company's Board of Directors approved a plan resulting from our review of the performance and potential of each of the Company's businesses and individual stores. At the conclusion of this review, our Company determined that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) should be closed and/or sold, and certain administrative streamlining should take place. As of February 26, 2005, we had closed all stores and facilities related to this phase of the initiative.

         The following table summarizes the activity related to this phase of the initiative recorded on the Consolidated Balance Sheets since the announcement of the charge in November 2001:




                                    Occupancy                 Severance and Benefits                    Total
                         ------------------------------   ------------------------------  -------------------------------
                           U.S.      Canada      Total      U.S.      Canada      Total      U.S.      Canada      Total
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------

     Balance at
       February 23, 2002 $ 78,386   $  1,937   $ 80,323     13,743   $  6,217   $ 19,960  $  92,129  $   8,154  $ 100,283
     Addition (1)           4,041         49      4,090      2,578        966      3,544      6,619      1,015      7,634
     Utilization (2)      (18,745)    (1,642)   (20,387)   (12,508)    (6,952)   (19,460)   (31,253)    (8,594)   (39,847)
     Adjustments (3)      (10,180)         -    (10,180)         -        250        250    (10,180)       250     (9,930)
                         ---------  --------   ---------  --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 22, 2003 $ 53,502   $    344   $ 53,846   $  3,813   $    481   $  4,294  $  57,315  $     825  $  58,140
     Addition (1)           2,847          3      2,850          -          -          -      2,847          3      2,850
     Utilization (2)       (9,987)      (974)   (10,961)    (2,457)    (1,026)    (3,483)   (12,444)    (2,000)   (14,444)
     Adjustments (3)       (6,778)     1,002     (5,776)       955        603      1,558     (5,823)     1,605     (4,218)
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 28, 2004 $ 39,584   $    375   $ 39,959   $  2,311   $     58   $  2,369  $  41,895  $     433  $  42,328
     Addition (1)           2,449          -      2,449          -          -          -      2,449          -      2,449
     Utilization (2)       (5,646)      (375)    (6,021)    (2,197)       (58)    (2,255)    (7,843)      (433)    (8,276)
     Adjustments (3)       (4,488)         -     (4,488)         -          -          -     (4,488)         -     (4,488)
                         ---------  --------   ---------  --------   --------   --------  ---------- ---------  ---------
     Balance at
       February 26, 2005 $ 31,899   $      -   $ 31,899   $    114   $      -   $    114  $  32,013  $       -   $ 32,013
                         ========   ========   ========   ========   ========   ========  =========  =========  =========


(1) The additions to store occupancy of $4.1 million, $2.9 million, and $2.4 million during fiscal 2002, 2003 and 2004, respectively, represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. The addition to severance of $3.5 million during fiscal 2002 related to retention and productivity incentives that were expensed as earned.




(2) Occupancy utilization of $20.4 million, $11.0 million, and $6.0 million during fiscal 2002, 2003 and 2004, respectively, represents payments made during those periods for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $19.5 million, $3.5 million, and $2.3 million during fiscal 2002, 2003 and 2004, respectively, represents payments made to terminated employees during the period.
(3) At each balance sheet date, we assess the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2002, we recorded adjustments of $10.2 million related to reversals of previously accrued occupancy related costs due to the following:

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

         During fiscal 2003, we recorded net adjustments of $5.8 million related to reversals of previously accrued occupancy costs due to favorable results of subleasing, assigning and terminating leases. We also accrued $1.6 million for additional severance and benefit costs that were unforeseen at the time of the original charge. Finally, during fiscal 2004, we recorded adjustments of $4.5 million related to the reversals of previously accrued occupancy costs due to the disposals and subleases of locations at more favorable terms than originally anticipated at the time of the original charge.



         We paid $39.2 million ($36.2 million in the U.S. and $3.0 million in Canada) of the total occupancy charges from the time of the original charges through February 26, 2005 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $28.1 million ($19.1 million in the U.S. and $9.0 million in Canada) of the total net severance charges from the time of the original charges through February 26, 2005, which resulted from the termination of approximately 1,100 employees. The remaining occupancy liability of $31.9 million primarily relates to expected future payments under long term leases through 2017. The remaining severance liability of $0.1 million relates to expected future payments for severance and benefits payments to individual employees and will be fully paid out by 2006.

         At February 26, 2005 and February 28, 2004 approximately $7.1 million and $12.0 million of the reserve, respectively, was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

         Included in the Consolidated Statements of Operations for fiscal 2004, fiscal 2003, and fiscal 2002 are the sales and operating results of the 39 stores that were identified for closure as part of this asset disposition. The results of these operations are as follows:




                                                    Fiscal 2004         Fiscal 2003      Fiscal 2002
                                                   -------------       -------------    -------------


                  Sales                            $           -       $           -    $      23,367
                                                   =============       =============    =============
                  Operating loss                   $           -       $           -    $        (746)
                                                   =============       =============    =============


         Based upon current available information, we evaluated the reserve balances as of February 26, 2005 of $32.0 million for this phase of the asset disposition initiative and have concluded that they are appropriate to cover expected future costs. The Company will continue to monitor the status of the vacant properties and adjustments to the reserve balances may be recorded in the future, if necessary.

Farmer Jack Restructuring
-------------------------
         As previously stated, during the fourth quarter of fiscal 2003, we announced an initiative to close 6 stores and convert 13 stores to our Food Basics banner in the Detroit, Michigan and Toledo, Ohio markets. During fiscal 2003 we recorded a charge of $37.7 million related to the last phase of this initiative ($2.2 million in "Cost of merchandise sold" and $35.5 million in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2003), excluding PV interest. During fiscal 2004 we recorded costs excluding PV interest in fiscal 2004 of $1.1 million ($0.3 million in "Cost of merchandise sold" and $0.8 million in "Store operating, general and administrative expense"). These costs are detailed as follows:



                                                  Fiscal 2004                Fiscal 2003
                                            ----------------------     ----------------------

         Occupancy related                       $            -         $         20,999
         Severance and benefits                               -                    8,930
         Property writedowns                                 90                    4,129
         Inventory markdowns                                291                    2,244
         Nonaccruable closing costs                         689                    1,449
                                                 --------------         ----------------
           Total charges                         $        1,070         $         37,751
                                                 ==============         ================




         As of February 26, 2005, we had closed all 6 stores and completed the conversions related to this phase of the initiative. The following table summarizes the activity to date related to the charges recorded for the aforementioned initiatives all of which were in the U.S. The table does not include property writedowns as they are not part of any reserves maintained on the balance sheet. It also does not include non-accruable closing costs and inventory markdowns since they are expensed as incurred in accordance with generally accepted accounting principles.




                                                          Severance
                                                              and
                                          Occupancy        Benefits             Total
                                        -----------    ----------------    -------------


     Original charge (1)                $     20,999    $       8,930      $   29,929
     Addition (1)                                 56                -              56
     Utilization (2)                          (1,093)          (4,111)         (5,204)
                                        ------------    -------------      ----------
     Balance at
        February 28, 2004               $     19,962    $       4,819      $   24,781
     Addition (1)                                687                -             687
     Utilization (2)                          (4,747)          (4,813)         (9,560)
                                        ------------    -------------      ----------
     Balance at
        February 26, 2005               $     15,902    $           6      $   15,908
                                        ============    =============      ==========

(1) The original charge to occupancy during fiscal 2003 represents charges related to closures and conversions in the Detroit, Michigan market of $21.0 million. The additions to occupancy during fiscal 2003 and fiscal
         2004 represent interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. The original charge to severance during fiscal 2003 of $8.9 million related to individual severings as a result of the store closures, as well as a voluntary termination plan initiated in the Detroit, Michigan market.
(2)      Occupancy utilization of $1.1 million and $4.7 million during fiscal
         2003 and fiscal 2004, respectively, represents payments made for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $4.1 million and $4.8 million during fiscal 2003 and fiscal 2004, respectively, represent payments made to terminated employees during the period.


         We paid $5.8 million of the total occupancy charges from the time of the original charge through February 26, 2005 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $8.9 million of the total net severance charges from the time of the original charges through February 26, 2005, which resulted from the termination of approximately 300 employees. The remaining occupancy liability of $15.9 million relates to expected future payments under long term leases and is expected to be paid out in full by 2014. The remaining severance liability of less than $0.1 million relates to expected future payments for severance and benefits to individual employees and will be fully paid out by mid-2005.

         Included in the Consolidated Statements of Operations for fiscal 2004, fiscal 2003, and fiscal 2002 are the sales and operating results of the 6 stores that were identified for closure as part of this phase of the initiative. The results of these operations are as follows:



                                                    Fiscal 2004       Fiscal 2003      Fiscal 2002
                                                   --------------     ------------    --------------

                  Sales                            $       2,433     $      50,760    $      54,324
                                                   =============     =============    ==============
                  Operating loss                   $         (46)    $     (6,476)    $      (4,299)
                                                   ==============    =============    ==============



         At February 26, 2005 and February 28, 2004, approximately $2.1 million and $9.0 million, respectively, of the liability was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

         We have evaluated the liability balance of $15.9 million as of February 26, 2005 based upon current available information and have concluded that it is appropriate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------


CASH FLOWS
----------

         The following table presents excerpts from our Consolidated Statements of Cash Flows:



                                                                              Fiscal 2004         Fiscal 2003        Fiscal 2002
                                                                           ---------------     ---------------     ---------------

Net cash provided by (used in) operating activities                        $     114,458       $     (16,487)      $    193,990
                                                                           ---------------     ---------------     ---------------


Net cash (used in) provided by investing activities                        $    (162,501)      $     103,649       $   (185,678)
                                                                           ---------------     ---------------     ---------------

Net cash provided by (used in) financing activities                        $       4,164       $     (19,015)      $    20,026
                                                                           ---------------     ---------------     ---------------


         Net cash provided by operating activities of $114.5 million for fiscal 2004 primarily reflected our net loss of $188.1 million, adjusted for non-cash charges of $268.1 million for depreciation and amortization and $34.7 million for the Midwest long lived assets / goodwill impairment partially offset by a gain on disposal of owned property and write-down of property, net of $28.7 million, a decrease in accounts receivable of $29.2 million, and an increase in accounts payable of $46.3 million partially offset by an increase in inventories of $12.6 million, an increase in prepaid assets and other current assets of $6.0 million, an increase in other assets of $19.0 million, and a decrease in other accruals of $34.1 million. Refer to Working Capital below for discussion of changes in working capital items. Net cash used in operating activities of $16.5 million for fiscal 2003 primarily reflected our net loss of $156.9 million adjusted for non-cash charges of $60.1 million related to our Farmer Jack long lived asset / goodwill impairment, $34.0 million related to our Farmer Jack restructuring program, and depreciation and amortization of $276.5 million, and a decrease in inventories of $44.1 million, partially offset by the gain on sale of the discontinued operations of $167.3 million, a decrease in accounts payable of $57.2 million and a decrease in other non-current liabilities of $51.4 million. Net cash provided by operating activities of $194.0 million for fiscal 2002 primarily reflected our net loss of $194.6 million adjusted for non-cash charges of $264.6 million for depreciation and amortization and $157.6 million related to our income tax provision partially offset by a decrease in accrued salaries, wages and benefits, and taxes of $28.5 million.

         Net cash used in investing activities of $162.5 million for fiscal 2004 primarily reflected property expenditures totaling $216.1 million, which included 24 new supermarkets and 18 major remodels partially offset by cash received from the sale of certain of our assets of $53.6 million. Net cash provided by investing activities of $103.6 million for fiscal 2003 primarily reflected cash received from the sale of our assets of $264.6 million (most of which related to our discontinued operations), partially offset by property expenditures totaling $161.0 million, which included 19 new supermarkets and 2 major remodels. Net cash used in investing activities of $185.7 million for fiscal 2002 primarily reflected $242.4 million used for property expenditures, which included 31 new supermarkets, 38 major remodels or enlargements and capital expenditures related to the business process initiative, partially offset by $56.7 million in proceeds from property disposals.

         For fiscal 2005, we have planned capital expenditures of approximately $225.0 to $250.0 million, which relate primarily to opening approximately 10 to 15 new supermarkets, converting 1 to 3 stores to new formats, and enlarging or remodeling 100 - 110 supermarkets. We currently expect to close approximately 5
- 10 stores during fiscal 2005.

         Net cash provided by financing activities of $4.2 million for fiscal 2004 primarily reflected net proceeds from long term real estate liabilities of $37.1 million partially offset by principal payments on capital leases of $13.5 million, a decrease in book overdrafts of $13.7 million and principal payments on long term borrowings of $6.1 million. Net cash used in financing activities of $19.0 million for fiscal 2003 primarily reflected $135.0 million in principal payments on our revolving lines of credit, $47.1 million in principal payments on long term borrowings, $10.3 million paid in deferred financing fees, and $13.8 million in principal payments on capital leases, partially offset by $193.8 million in net proceeds from long-term real estate liabilities. Net cash provided by financing activities of $20.0 million for fiscal 2002 primarily reflected $178.3 million in principal payments on our revolving lines of credit, $95.0 million in principal payments on long-term borrowings, $25.6 million in decreased book overdrafts, $5.7 million paid in deferred financing fees, and $12.1 million in principal payments on capital leases, partially offset by $313.3 million in proceeds under revolving lines of credit and $20.6 million in net proceeds from long-term real estate liabilities.

         In the short term, we believe that our present cash resources, including invested cash on hand, available borrowings from our revolving credit agreement and other sources, are sufficient to meet our needs. We operate under an annual operating plan which is reviewed and approved by our Board of Directors and incorporates the specific operating initiatives we expect to pursue and the anticipated financial results of our Company.

         We reviewed our Company's strategy during the fourth quarter of fiscal 2004 and into early 2005 to establish and sustain a profitable business with long-range growth potential. That review, which was largely completed subsequent to our balance sheet date, concluded with the plan that future effort and investment should be focused on our core operations in the Northeastern United States, which account for half of current total sales, our strongest market positions, and we believe, the best potential for profitable growth going forward. Therefore, we have initiated efforts to divest our businesses in Canada and the Midwestern U.S. However, the completion of such divestitures is subject to Board of Director approval. Proceeds from the sales of the Canadian and Midwest businesses will be used, among other things, to reduce debt, which we believe will provide a stronger balance sheet and improved liquidity for future investment and growth. We expect that the divestiture process along with other changes to focus and strengthen our Company will take the better part of fiscal 2005 to complete.

         We believe the proceeds to be received from the above divestitures will be sufficient to both pursue our plans and programs and to repay the $214 million bonds maturing in April 2007, which under the terms of our revolving credit agreement must be refinanced six months prior to maturity, and if necessary, under its terms, or desirable, repay the $217 million bonds maturing in December 2011. However, there is no assurance at this time that this will be so.

         Profitability, cash flow, asset sale proceeds and timing can be impacted by certain external factors such as unfavorable economic conditions, competition, labor relations and fuel and utility costs which could have a significant impact on cash generation. If our profitability and cash flow do not improve in line with our plans or if they do not otherwise provide sufficient resources to operate effectively or if we are unsuccessful in selling either our Canadian or Midwest businesses, we anticipate that we will be able to modify the operating plan, by reducing capital investments and through other contingency actions and financings, in order to ensure that we have appropriate resources. However, there is no assurance that we will pursue such contingency actions or that they will be successful in generating the resources necessary to operate the business.


WORKING CAPITAL
---------------

         We had working capital of $86.5 million at February 26, 2005 compared to working capital of $115.7 million at February 28, 2004. We had cash and cash equivalents aggregating $257.7 million at February 26, 2005 compared to $297.0 million at February 28, 2004. The decrease in working capital was attributable primarily to the following:

o A decrease in cash and cash equivalents as detailed in the Consolidated Statements of Cash Flows;
o A decrease in accounts receivable due to the timing of receipts; and
o An increase in accounts payable due to timing and the impact of the Canadian exchange rate;

Partially offset by the following:

o An increase in inventories mainly due to timing and the impact of the Canadian exchange rate;
o A decrease in book overdrafts due to timing; and
o A decrease in accrued taxes.


REVOLVING CREDIT AGREEMENT
--------------------------

         During fiscal 2003, we amended and restated our Secured Credit Agreement (the "Amended and Restated Credit Agreement") and decreased our borrowing base to $400 million. Thus, at February 26, 2005, we had a $400 million secured revolving credit agreement with a syndicate of lenders enabling us to borrow funds on a revolving basis sufficient to refinance short-term borrowings and provide working capital as needed. This facility provides us with greater operating flexibility and provides for increased capital spending. Under the terms of this agreement, should availability fall below $50 million, a borrowing block will be implemented which provides that no additional borrowings be made unless we are able to maintain a fixed charge coverage ratio of 1.0 to
1.0. Although we do not meet the required ratio at this time, it is not applicable as availability at February 26, 2005 totaled $227.3 million. In the event that availability falls below $50 million and we do not maintain the ratio required, unless otherwise waived or amended, the lenders may, at their discretion, declare, in whole or in part, all outstanding obligations immediately due and payable.

         The Amended and Restated Credit Agreement is comprised of a U.S. credit agreement amounting to $330 million and a Canadian credit agreement amounting to $70 million (C$86.8 million at February 26, 2005) and is collateralized by inventory, certain accounts receivable and certain pharmacy scripts. Borrowings under the Amended and Restated Credit Agreement bear interest based on LIBOR and Prime interest rate pricing. This agreement expires in December 2007.

         As of February 26, 2005, there were no borrowings under these credit agreements. As of February 26, 2005, after reducing availability for outstanding letters of credit and borrowing base requirements, we had $227.3 million available under the Amended and Restated Credit Agreement. Combined with the cash we held in short-term investments of $104.0 million, we had total cash availability of $331.3 million at February 26, 2005.

         Under the Amended and Restated Credit Agreement, we are permitted to make bond repurchases and may do so from time to time in the future.

PUBLIC DEBT OBLIGATIONS
-----------------------

         Outstanding notes totaling $631 million at February 26, 2005 consisted of $200 million of 9.375% Notes due August 1, 2039, $217 million of 9.125% Senior Notes due December 15, 2011 and $214 million of 7.75% Notes due April 15, 2007. Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125% and 7.75% Notes. The 7.75% Notes are not redeemable prior to their maturity. The 9.375% notes can be redeemed after August 11, 2004, and the 9.125% Notes may be redeemed after December 15, 2006. All of the notes outstanding are unsecured obligations and were issued under the terms of our senior debt securities indenture, which contains among other provisions, covenants restricting the incurrence of secured debt. In addition, the 9.125% Notes contain additional covenants, including among other things, limitations on asset sales, on the payment of dividends, and on the incurrence of liens and additional indebtedness. Our notes are not guaranteed by any of our subsidiaries. Our notes are effectively subordinate to our secured revolving credit agreement and do not contain cross default provisions.

         During fiscal 2004, we repurchased in the open market $6.0 million of our 7.75% Notes due April 15, 2007. The cost of this open market repurchase resulted in a pretax gain due to the early extinguishment of debt of $0.8 million. In accordance with SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections" ("SFAS 145"), this gain has been classified within loss from operations.

         During fiscal 2003, we repurchased in the open market $9.8 million of our 7.75% Notes due April 15, 2007 and $14.0 million of our 9.125% Notes due December 15, 2011. These open market repurchases resulted in a net gain due to the early extinguishment of debt of $1.9 million, which has been classified within loss from operations in accordance with SFAS 145.

         During fiscal 2002, we repurchased in the open market $50.7 million of our 7.75% Notes due April 15, 2007 and $44.5 million of our 9.125% Notes due December 15, 2011. These open market repurchases resulted in a net gain due to the early extinguishment of debt of $12.2 million. In accordance with SFAS 145, this gain has been reclassified to be within income from operations for fiscal 2002.


OTHER
-----

         During fiscal 2004, we sold 2 properties and simultaneously leased them back from the purchaser. The properties subject to this sale had a carrying value of approximately $8.6 million. Net proceeds received related to these transactions amounted to approximately $26.3 million. Both of these properties were sold for a profit resulting in a gain, after deducting expenses, of $17.6 million, which will be recognized as an offset to rent expense over the remaining life of the leases.

         In addition, during fiscal 2004 and fiscal 2003, we sold 5 and 13 properties, respectively, and simultaneously leased them back from the purchaser. However, due to our Company's continuing involvement with these properties as we (i.) receive sublease income that is more than 10% of the fair market value of these properties, and (ii.) are obligated to repurchase the properties if certain circumstances occur, the sales did not qualify for sale-leaseback accounting in accordance with SFAS 98, "Accounting for Leases" but rather as long-term real estate liabilities under the provisions of SFAS 66. In accordance with SFAS 66, the carrying value of these properties of approximately $8.9 million and $73.6 million remained on our Consolidated Balance Sheets at February 26, 2005 and February 28, 2004, respectively, and no sale was recognized. Instead, the sales price of these properties of $23.3 million and $166.5 million was recorded as a long-term real estate liability with a maturity of 20 years, with the exception of one property that has a maturity of 22 years, within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 26, 2005 and February 28, 2004, respectively. In addition, all lease payments are being charged to "Interest expense" in our Consolidated Statements of Operations. Of the 5 and 13 properties sold during fiscal 2004 and fiscal 2003, respectively, all were sold for a profit resulting in a gain, after deducting expenses, which has been deferred and will not be recognized until the end of the respective leases when our continuing involvement ceases. There were no such transactions during fiscal 2002.

         In addition, prior to fiscal 2002, we sold 2 properties and simultaneously leased them back from the purchaser, which were originally recorded as off balance sheet operating leases. However, due to our Company's continuing involvement with these 2 properties as we receive sublease income that is more than 10% of the fair market value of these properties, in the fourth quarter of fiscal 2003, an adjustment was made to record these two transactions as long-term real estate liabilities under the provisions of SFAS 66 "Accounting for Sales of Real Estate" ("SFAS 66"). The impact of these adjustments was immaterial to the fourth quarter and fiscal 2003 as well as to the prior periods to which they relate. The carrying value of these 2 properties of approximately $8.3 million has been recorded on our Consolidated Balance Sheets and the sale has been reversed. In addition, the sales prices of these properties of $14.9 million have been recorded as long-term real estate liabilities with maturities of 17 and 22 years, respectively, within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 28, 2004.

         "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 26, 2005 and February 28, 2004 also include various leases in which our Company received landlord allowances to offset the costs of structural improvements we made to the leased space. As we had paid directly for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements under SFAS 98, "Accounting for Leases" to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and have been amortized over the lease term based on rent payments designated in the lease agreements. Refer to Note 2 - Restatement of Previously Issued Financial Statements for further information. These leases have terms ranging between 12 and 25 years and effective annual percentage rates between 2.68% and 51.54%. These effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

         We expect to enter into similar transactions for other owned properties from time to time in the future.

         We currently have active Registration Statements dated January 23, 1998 and June 23, 1999, allowing us to offer up to $75 million of debt and/or equity securities as of February 26, 2005 at terms contingent upon market conditions at the time of sale.

         Our Company's policy is to not pay dividends. As such, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2005. In addition, our Company is prohibited, under the terms of our Revolving Credit Agreement, to pay cash dividends on common shares.

         As of February 26, 2005, we have the following contractual obligations and commitments:


                                                   Payments Due by Period (in millions)

         Contractual                          Less than
         Obligations           Total            1 Year          1 - 3 Years           4 - 5 Years                    Thereafter
   ----------------------  -------------    --------------    ------------------      ------------------      ---------------------


   Debt (1)                 $      636.3    $          2.3    $       216.2     $         0.2                    $       417.6
   Capital Leases (2)              106.7              13.3             21.5              16.3                             55.6
   Operating Leases   (2)        3,125.9             256.0            500.6             456.2                          1,913.1
   Long-term Real Estate
      Liabilities (2)              917.7              49.4             99.2             100.1                            669.0
   Pension Obligations (3)          60.4              10.5             11.4              11.2                             27.3
   Postretirement
      Obligations (4)               44.9               2.2              4.0               4.1                             34.6
   Occupancy Payments (5)          240.2              33.9             55.4              39.9                            111.0
   Severance and other
      related items (6)             13.1               9.1              2.3               0.4                              1.3
   Interest (7)                    815.6              55.2             95.8              77.2                            587.4
   Environmental Liability (8)       1.9               0.9              1.0              -                                  -
   Postemployment
      Obligations (9)               28.7               4.6              9.2               9.2                              5.7
   Defined Contribution
      Plans (10)                    10.5              10.5                -              -                                  -
   Multi-employer Pension
      Plans (10)                    44.4              44.4                -              -                                  -
   Purchase Commitments (11):
   -------------------------
      Equipment Purchases            0.3               0.3                -              -                                  -
      Equipment Rentals             52.4              37.7             10.6               3.6                              0.5
      Suppliers                  2,675.6             735.1          1,159.5             781.0                               -
      Manufacturers/Vendors         59.4              40.8             16.0               0.9                              1.7
      Service Contracts            321.4              82.5            137.8             101.1                               -
      Consulting                    10.5               5.7              4.8                -                                -
                            ----------------     -------------   ---------------   ---------------            --------------------
Total                       $    9,165.9          $1,394.4         $2,345.3        $  1,601.4                 $        3,824.8
                            ================     =============   ===============   ===============            ====================


(1) Amounts represent contractual amounts due. Refer to Note 7 of our Consolidated Financial Statements for information regarding long-term debt.
     We expect to settle such long-term debt by several methods, including cash flows from operations.
(2) Amounts represent contractual amounts due. Refer to Note 9 of our Consolidated Financial Statements for information regarding capital leases, operating leases and long-term real estate liabilities.
(3) Amounts represent future benefit payments that were actuarially determined for our unfunded defined benefit pension plans as well as future contributions to our funded defined benefit pension plans. Refer to Note 11 of our Consolidated Financial Statements for information regarding our defined benefit pension plans.
(4) Amounts represent future benefit payments that were actuarially determined for our unfunded postretirement benefit obligation. Refer to Note 11 of our Consolidated Financial Statements for information regarding our postretirement benefits.
(5) Amounts represent our future occupancy payments primarily relating to our asset disposition initiatives (refer to Note 6 of our Consolidated
     Financial Statements), discontinued operations (refer to Note 5 of our Consolidated Financial Statements) and store closures made during the normal course of business.
(6) Amounts represent our future severance obligations and other related items primarily relating to our normal course of business, asset disposition initiatives, and discontinued operations.
(7) Amounts represent contractual amounts due. Refer to Note 7 of our Consolidated Financial Statements for information regarding our interest payments. Note that amounts presented exclude estimates on future variable interest rate payments as we do not have any variable interest rate debt as of the balance sheet date.
(8)  Amounts represent our future contractual amounts payable.
(9) Amounts represent our future benefit payments that were actuarially determined for our short and long term disability programs. Refer to Note
     11 of our Consolidated Financial Statements for information regarding our postemployment obligations.
(10) Amounts represent our best estimate of our immediate funding requirements of our defined contribution and multiemployer plans in which we participate. Refer to Note 11 of our Consolidated Financial Statements for information regarding these obligations.
(11) The purchase commitments include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders. We expect to fund these commitments with cash flows from operations.



                                                  Expiration of Commitments (in millions)
            Other                             Less than
         Commitments           Total            1 Year          1 - 3 Years           4 - 5 Years                Thereafter
   ----------------------  -------------    --------------    ------------------      ------------------      --------------------

   Guarantees              $         2.0    $          0.2    $         0.5           $         0.5           $         0.8
                           =============    ==============    =============           =============           ====================


         We are the guarantor of a loan of $2.0 million related to a shopping center, which will expire in 2011.

         In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases"). When the Assigned Leases were assigned, we generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 26, 2005, 193 Assigned Leases remain in place. Assuming that each respective assignee became unable to continue to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately $383.8 million, which could be partially or totally offset by reassigning or subletting such leases.

       Our existing senior debt rating was Caa1 with negative implications with Moody's Investors Service ("Moody's") and B- with negative implications with Standard & Poor's Ratings Group ("S&P") as of February 26, 2005. Our liquidity rating was SGL3 with Moody's as of February 26, 2005. Our recovery rating was 1 with S&P as of February 26, 2005 indicating a high expectation of 100% recovery of our senior debt to our lenders. Future rating changes could affect the availability and cost of financing to our Company.

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

Interest Rates
--------------
         Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We do not have cash flow exposure due to rate changes on our $636.3 million in total indebtedness as of February 26, 2005 because they are at fixed interest rates. However, we do have cash flow exposure on our committed bank lines of credit due to our variable floating rate pricing. Accordingly, during fiscal 2004, fiscal 2003, and fiscal 2002, a presumed 1% change in the variable floating rate would have impacted interest expense by nil as there were minimal borrowings on our committed bank lines of credit, $0.2 million, and $1.5 million, respectively.

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


Foreign Exchange Risk
---------------------
         We are exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. During fiscal 2004, fiscal 2003, and fiscal 2002, a change in the Canadian currency of 10% would have resulted in a fluctuation in net loss of $2.6 million, $0.7 million and $4.0 million, respectively. We do not believe that a change in the Canadian currency of 10% will have a material effect on our financial position or cash flows.

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

Self-Insurance Reserves

         Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The total current and non-current liability for self-insurance reserves recorded at February 26, 2005 related to our United States segment was $122.4 million, which includes a $20.9 million increase in our workers' compensation and general liability reserves in response to both adverse development of prior years' costs and other developments including a continuing trend of rising costs. As of February 26, 2005, the self-insurance reserves relating to our Canada segment was not significant. The discount rate used at February 26, 2005 was 4.0% and was based on the timing of the projected cash flows of future payments to be made for claims. A 1% increase in the discount rate would decrease the required liability by $3.1 million. Conversely, a 1% decrease in the discount rate would increase the required liability by $3.3 million. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

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

         During fiscal 2004, we recorded property impairment losses of $44.7 million as follows:



                                                                                        Fiscal 2004
                                                                           -----------------------------------
                                                                              U.S.        Canada        Total
                                                                           ---------    ---------    ---------

Impairments due to closure or conversion in the normal course
   of business (1) (2)                                                     $     6.0    $     0.7    $     6.7
Impairments due to unrecoverable assets (2)                                     34.7            -         34.7
Impairments related to the 2001 Asset Disposition (2) (3)                        2.6            -          2.6
Impairments related to The Farmer Jack restructuring (2) (3)                     0.1            -          0.1
Impairments related to our exit of the northern New England and
   Kohls markets (2) (4)                                                         0.6            -          0.6
                                                                           ---------    ---------    ---------
Total impairments                                                          $    44.0    $     0.7    $    44.7
                                                                           =========    =========    =========

      (1) Consists primarily of amounts that were impaired as a result of stores that were or will be closed, converted or remodeled in the normal course of business.
      (2) Refer to Note 4 - Valuation of Goodwill and Long-Lived Assets.
      (3) Refer to Note 6 - Asset Disposition Initiative.
      (4) Refer to Note 5 - Discontinued Operations.


         All of these amounts with the exception of the impairments related to our exit of the northern New England and Kohls markets are included in SG&A in our Consolidated Statements of Operations. The impairments related to our exit of the northern New England and Kohls markets are included in "(Loss) gain on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations. The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

         If current operating levels and trends continue, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

Closed Store Reserves

         For closed stores that are under long-term leases, we record a discounted liability using a risk free rate for the future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable recoveries from projected sublease rentals. If estimated cost recoveries exceed our liability for future minimum lease payments, the excess is recognized as income over the term of the sublease. We estimate future net cash flows based on our experience in and our knowledge of the market in which the closed store is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. While these factors have been relatively stable in recent years, variation in these factors could cause changes to our estimates. As of February 26, 2005, we had recorded liabilities for estimated probable obligations of $114 million, which related to 53 vacant stores and 193 subleased or assigned stores. Of this amount, $21 million relates to stores closed in the normal course of business, $76 million relates to stores closed as part of the asset disposition initiative (see Note 6 of our Consolidated Financial Statements) and $17 million relates to stores closed as part of our exit of the northern New England and Kohl's businesses (see Note 5 of our Consolidated Financial Statements).

Employee Benefit Plans

         The determination of our obligation and expense for pension and other postretirement benefits is dependent, in part, on our selection of certain assumptions used by our actuaries in calculating these amounts. These assumptions are disclosed in Note 11 of our Consolidated Financial Statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs. In accordance with U.S. GAAP, actual results that differ from our Company's assumptions are accumulated and amortized over future periods and, therefore, affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

         An example of how changes in these assumptions can affect our financial statements occurred in fiscal 2004. Based on our review of market interest rates, actual return on plan assets and other factors, we lowered our discount rate for U.S. plans to 5.75% at year-end 2004 from 6.00% at year-end 2003. We also lowered our expected return on plan assets for U.S. plans to 6.75% at year-end 2004 from 7.00% at year-end 2003. These rates are applied to the calculated value of plan assets and liabilities, which results in an amount that is included in pension expense or income in the following years. When not considering other changes in assumptions or actual return on plan assets, a 1% change in the discount rate alone would either increase the benefit obligation by $20.1 million or decrease the benefit obligation by $17.0 million, and a 1% change in expected return on plan assets alone would either increase or decrease 2004 U.S. pension expense by $1.8 million.

         When not considering other changes in assumptions for our post-retirement benefits, a 1% change in the U. S. discount rate alone would either increase or decrease U.S. 2004 service and interest cost by $0.04 million, while the accumulated post-retirement benefit obligation would either increase by $2.2 million or decrease by $1.8 million. The effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of U.S. 2004 service and interest cost would either be an increase or decrease of $0.1 million, while accumulated post-retirement benefit obligation would either increase by $1.3 million or decrease by $1.1 million.

         Refer to Note 11 - Retirement Plans and Benefits in the Notes to Consolidated Financial Statements for a full discussion of our Company's employee benefit plans.

Inventories

         We evaluate inventory shrinkage throughout the year based on actual physical counts in our stores and distribution centers and record reserves based on the results of these counts to provide for estimated shrinkage between the store's last inventory and the balance sheet date.

Income Taxes

         Our Company has net operating loss carryforwards from our Canadian operations of $4.6 million. This net operating loss carryforward will expire in February 2012. Our Company assessed our ability to utilize the Canadian net operating loss carryforwards and concluded that no valuation allowance currently is required since our Company believes that it is more likely than not that the net operating loss carryforwards will be utilized either by generating taxable income or through tax planning strategies. However, this cannot be assured. Accordingly, some portions of these net operating loss carryforwards may expire before they can be utilized by our Company to reduce our income tax obligations. Our Company has net operating loss carryforwards from our U.S. operations of $674.8 million. As discussed in Note 10 of the Consolidated Financial Statements, our Company recorded a valuation allowance for the entire U.S. net deferred tax asset since, in accordance with SFAS 109, it was more likely than not that the net deferred tax asset would not be utilized based on historical cumulative losses. Under SFAS 109, this valuation allowance could be reversed in future periods if our Company experiences improvement in our U.S. operations prior to the expiration of the U.S. net operating loss carryforwards between 2019 and 2025.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
---------------------------------------

         In December 2003, the FASB issued revised Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of `Accounting Research Bulletin No. 51'". FIN 46-R addresses the consolidation of entities whose equity holders have either (a) not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46-R requires the consolidation of these entities, known as variable interest entities ("VIE's"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. FIN 46-R applies immediately to variable interests in VIE's created or obtained after January 31, 2003. For variable interests in a VIE created before February 1, 2003, FIN 46-R applies to VIE's no later than the end of the first reporting period ending after March 15, 2004 (the quarter ended June 19, 2004 for our Company).

         Based upon the new criteria for consolidation of VIE's, we have determined that (i.) all of our franchised stores do not have sufficient equity at risk to allow them to finance their own activities, (ii.) we absorb the expected losses of all of our franchised stores, and (iii.) we have a de facto agency relationship with the franchisees in which the franchisees cannot sell, transfer, or encumber its interests in the franchise without our prior approval. Therefore, we are deemed the primary beneficiary and accordingly have included the franchisee operations in our Consolidated Financial Statements as of February 23, 2003. As permitted by FIN 46-R, our Company elected to restate fiscal 2003's Consolidated Financial Statements for the impact of adopting this interpretation for comparability purposes.

         In November 2003, the Emerging Issues Task Force confirmed as a consensus EITF Issue No. 03-10, "Application of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, by Resellers to Sales Incentives Offered to Consumers by Manufacturers". The provisions of EITF 03-10 became effective for our Company in the first quarter of fiscal 2004. EITF 03-10 provides guidance for the reporting of vendor consideration received by a reseller as it relates to manufacturers' incentives, such as rebates or coupons, tendered by consumers. Vendor incentives should be included in revenues only if defined criteria are met. As such, our Company will continue to record as part of revenues manufacturers' coupons that can be presented at any retailer that accepts coupons. However, in the case of vendor incentives that can only be redeemed at a Company retail store, such consideration would be recorded as a decrease in cost of sales. As permitted by the transition provisions of EITF 03-10, we have reclassified prior year's sales and cost of sales for comparative purposes in this report. Implementation of EITF 03-10 has no effect on gross margin dollars, net income or cash flows, but certain vendor coupons or rebates that had been recorded in sales in the past are currently being recognized as a reduction of cost of sales. The implementation of EITF 03-10 has resulted in decreases in both sales and cost of sales of $48.7 million and $47.2 million for fiscal 2004 and fiscal 2003, respectively.

         Refer to Note 3 - Changes in Accounting Methods regarding the impact of adoption of FIN 46-R and EITF 03-10 in our Consolidated Financial Statements.

         In December 2003, the FASB issued SFAS 132-R, "Employer's Disclosure about Pensions and Other Postretirement Benefits" ("SFAS 132-R"). SFAS 132-R requires new annual disclosures about the type of plan assets, investments strategy, measurement date, plan obligations, and cash flows as well as the components of the net periodic benefit cost recognized in interim periods. The new annual disclosure requirements apply to fiscal years ending after December 15, 2003, except for the disclosure of expected future benefit payments, which must be disclosed for fiscal years ending after June 15, 2004. Interim period disclosures are generally effective for interim periods beginning after December 15, 2003. We have included the disclosures required by SFAS 132-R, including expected future benefit payments, in our Consolidated Financial Statements for the years ended February 26, 2005 and February 28, 2004 in Note 11 - Retirement Plans and Benefits.

         In December 2003, the United States enacted into law the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act"). The Act establishes a prescription drug benefit under Medicare, known as "Medicare Part D," and a Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FAS 106-2"). Refer to Note 11 - Retirement Plans and Benefits regarding the impact of adoption of FAS 106-2 in our Consolidated Financial Statements.

         In November 2004, the FASB issued SFAS 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 requires that handling costs and waste material (spoilage) be recognized as current-period charges regardless of whether they meet the previous requirement of being abnormal. In addition, this Statement requires that allocations of fixed overhead to the cost of inventory be based on the normal capacity of the production facilities. SFAS 151 is effective for our 2006 fiscal year and we are currently assessing the impact of this statement on our Consolidated Financial Statements; however, we do not expect it to have a material impact on our consolidated financial position or results of operations.

         In December 2004, the FASB issued SFAS 123R (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, supersedes APB No. 25 and related interpretations and amends SFAS No. 95, "Statement of Cash Flows." The provisions of SFAS 123R are similar to those of SFAS 123; however, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements as compensation cost based on their fair value on the date of grant. Fair value of share-based awards will be determined using option-pricing models and assumptions that appropriately reflect the specific circumstances of the awards. Compensation cost will be recognized over the vesting period based on the fair value of awards that actually vest.

         SFAS 123R is effective for all public companies no later than the first annual period beginning after June 15, 2005 (the quarter ended June 17, 2006 for our Company) and applies to all outstanding and unvested share-based payment awards at a company's adoption date. We have elected to early adopt this pronouncement beginning in the first quarter of fiscal 2005 using the modified-prospective transition method. Under this method, compensation cost will be recognized in the financial statements issued subsequent to the date of adoption for all shared-based payments granted, modified or settled after the date of adoption, as well as for any unvested awards that were granted prior to the date of adoption. As we previously adopted only the pro forma disclosures under SFAS 123, we will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption using the same estimate of grant-date fair value and the same option pricing model used to determine the pro forma disclosures under SFAS 123.


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

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Consolidated Statements of Operations
                (Dollars in thousands, except per share amounts)



                                                                                 Restated - See Notes 2 & 3
                                                Fiscal 2004                Fiscal 2003                  Fiscal 2002
                                          ----------------------     ---------------------     ----------------------


Sales                                           $   10,854,911            $   10,899,308            $    10,096,781
Cost of merchandise sold                            (7,813,771)               (7,827,211)                (7,252,457)
                                                ---------------           ---------------           ----------------
Gross margin                                         3,041,140                 3,072,097                  2,844,324
Store operating, general
    and administrative expense                      (3,114,062)               (3,214,938)                (2,824,017)
                                                ---------------           ---------------           -----------------
(Loss) income from operations                          (72,922)                 (142,841)                    20,307
Interest expense                                      (114,107)                 (103,098)                   (99,863)
Interest income                                          2,776                     2,282                      7,897
Minority interest in earnings of
     consolidated franchisees                              772                      (142)                         -
                                                --------------            ---------------           ---------------
Loss from continuing operations
     before income taxes                              (183,481)                 (243,799)                   (71,659)
(Provision for) benefit from income
     taxes                                                (528)                   30,574                   (130,630)
                                                ---------------           --------------            ----------------
Loss from continuing operations                       (184,009)                 (213,225)                  (202,289)
Discontinued operations:
     (Loss) income from operations of
          discontinued businesses, net of
          tax benefit of $0 and $23,682 for
          the years ended February 26, 2005,
          and February 28, 2004, respectively, and
          tax provision of $5,536 for the year
          ended February 22, 2003                       (1,387)                  (32,703)                     7,645
     (Loss) gain on disposal of discontinued
        operations, net of tax provision
       of $0 and $70,261 for the years ended
       February 26, 2005, and February 28,
       2004, respectively                               (2,702)                   97,026                          -
                                                ---------------           --------------            ---------------

     (Loss) income from discontinued
        operations                                      (4,089)                   64,323                      7,645
                                                  -------------           --------------            ---------------
Loss before cumulative effect of change in
     accounting principle                             (188,098)                 (148,902)                  (194,644)
Cumulative effect of change in accounting
     principle - FIN 46-R, net of tax                        -                    (8,047)                         -
                                                --------------            ---------------           ---------------
Net loss                                        $     (188,098)           $     (156,949)           $      (194,644)
                                                ==============            ==============            ===============

Net loss per share - basic and diluted:

    Continuing operations                       $        (4.77)           $        (5.54)           $        (5.25)
    Discontinued operations                              (0.11)                     1.67                      0.20
    Cumulative effect of change in
      accounting principle - FIN 46-R                        -                     (0.21)                         -
                                                --------------            ---------------           ---------------
Net loss per share - basic and diluted          $        (4.88)           $        (4.08)           $        (5.05)
                                                ===============           ===============           ===============

Weighted average common shares outstanding:
        Basic                                       38,558,598                38,516,750                 38,494,812
                                                ==============            ==============            ===============
        Diluted                                     38,558,598                38,516,750                 38,494,812
                                                ==============            ==============            ===============


                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income
                  (Dollars in thousands, except share amounts)



                                                                                                         Retained
                                                                                        Accumulated      earnings
                                                Common stock           Additional          other         (accumu-        Total
                                         -----------------------------   paid-in       comprehensive       lated      stockholders'
                                            Shares         Amount        capital       (loss) income     deficit)       equity
                                        -------------  --------------  ----------- ------------------   ----------- ---------------


Balance at 2/23/02, as previously
       reported                         38,367,628        $   38,368   $ 456,753    $        (77,029)    $254,896     $     672,988
Add adjustment for the cumulative
     effect on prior years of applying
     retroactively the new method
     of accounting for inventory
     (LIFO to FIFO)                                                                                        18,597            18,597
                                        -------------     -----------  -----------  ----------------    -----------   -------------
Balance at 2/23/02, as adjusted         38,367,628        $   38,368   $ 456,753    $        (77,029)    $273,493     $     691,585
Net loss                                                                                                 (194,644)         (194,644)
Stock options exercised                    148,178               148       2,658                                              2,806
Other comprehensive income                                                                    15,906                         15,906
                                        -------------     -----------  -----------  -----------------   -----------  --------------
Balance at 2/22/03, Restated -
     See Notes 2 & 3                    38,515,806            38,516     459,411             (61,123)      78,849           515,653
Net loss                                                                                                 (156,949)         (156,949)
Stock options exercised                      3,099                 3         168                                                171
Other comprehensive income                                                                    33,884                         33,884
                                        -------------     -----------  -----------  ----------------    -----------  --------------
Balance at 2/28/04, Restated -
     See Notes 2 & 3                    38,518,905            38,519      459,579           (27,239)       (78,100)        392,759
Net loss                                                                                                  (188,098)       (188,098)
Stock options exercised                    246,094               246        1,380                                            1,626
Other share based awards                                                    3,584                                            3,584
Other comprehensive income                                                                   23,931                         23,931
                                        -------------     -----------  -----------  ----------------    -----------  -------------
Balance at 2/26/05                      38,764,999        $    38,765  $  464,543   $        (3,308)    $ (266,198)   $    233,802
                                        =============     ===========  ===========  ================    ===========  =============


                                                                                              Restated - See Notes 2 & 3
                                                                                    ------------------------------------------
Comprehensive (loss) income                                        Fiscal 2004           Fiscal 2003           Fiscal 2002
---------------------------                                   --------------------  --------------------  --------------------

Net loss                                                             $  (188,098)         $  (156,949)         $   (194,644)
                                                                     -----------          -----------          -------------
   Foreign currency translation adjustment                                26,927               38,604                15,363
   Reclassification adjustment for gains included in
       net loss, net of tax                                                    -                    -                  (933)
   Minimum pension liability adjustment, net of tax                       (3,211)              (1,547)               (1,539)
   Net unrealized gain (loss) on derivatives, net of tax                     215               (3,173)                3,015
                                                                     -----------          ------------         ------------
Other comprehensive income, net of tax                                    23,931               33,884                15,906
                                                                     -----------          -----------          ------------
Total comprehensive loss                                             $  (164,167)         $  (123,065)         $   (178,738)
                                                                     ===========          ===========          =============



Accumulated Other Comprehensive Loss Balances
---------------------------------------------                                                                           Accumulated
                                                   Foreign          Reclass-      Net Unrealized        Minimum            Other
                                                  Currency          ification      Gain / (Loss)        Pension        Comprehensive
                                                 Translation       Adjustment     on Derivatives       Liability       (Loss) Income
                                               ---------------  ----------------  ---------------  ----------------  ---------------

Balance at February 23, 2002                    $    (77,859)     $       933                -       $      (103)    $     (77,029)
Current period change                                 15,363             (933)           3,015            (1,539)           15,906
                                                ------------      ------------      ----------       ------------      -----------
Balance at February 22, 2003                         (62,496)               -            3,015            (1,642)          (61,123)
Current period change, Restated
       - See Notes 2 & 3                              38,604                -           (3,173)           (1,547)           33,884
                                                ------------      -----------       -----------      ------------      -----------
Balance at February 28, 2004, Restated
       - See Notes 2 & 3                             (23,892)               -             (158)           (3,189)          (27,239)
Current period change                                 26,927                -              215            (3,211)           23,931
                                                ------------      -----------       ----------       ------------      -----------
Balance at February 26, 2005                    $      3,035      $         -       $       57       $    (6,400)           (3,308)
                                                ============      ===========       ==========       ============      ===========




                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                           Consolidated Balance Sheets
                  (Dollars in thousands, except share amounts)



                                                                                               Restated - See Notes 2 & 3
                                                                                            -------------------------------
                                                                        February 26, 2005          February 28, 2004
                                                                      -------------------          -----------------


Assets
Current assets:
    Cash and cash equivalents                                               $    257,748               $    297,008
    Accounts receivable, net of allowance for doubtful
      accounts of $5,713 and $6,316 at February 26, 2005
      and February 28, 2004, respectively                                        145,507                    171,835
    Inventories                                                                  720,799                    694,120
    Prepaid expenses and other current assets                                     40,627                     35,987
                                                                            ------------               ------------
      Total current assets                                                     1,164,681                  1,198,950
                                                                            ------------               ------------
Property:
    Land                                                                          80,221                     77,915
    Buildings                                                                    307,933                    317,596
    Equipment                                                                    999,556                    983,734
    Leasehold improvements                                                     1,193,318                  1,209,312
                                                                            ------------               ------------
      Total - at cost                                                          2,581,028                  2,588,557
    Less accumulated depreciation and amortization                            (1,104,454)                (1,052,767)
                                                                            ------------               ------------
    Property owned, net                                                        1,476,574                  1,535,790
    Property under capital leases, net                                            39,126                     49,920
                                                                            ------------               ------------
Property - net                                                                 1,515,700                  1,585,710
Other assets                                                                     121,587                    118,186
                                                                            ------------               ------------
    Total assets                                                            $  2,801,968               $  2,902,846
                                                                            ============               ============

Liabilities and Stockholders' Equity
Current liabilities:
    Current portion of long-term debt                                        $     2,278                $     2,271
    Current portion of obligations under capital leases                            8,331                     15,901
    Accounts payable                                                             543,481                    480,712
    Book overdrafts                                                               83,306                     96,273
    Accrued salaries, wages and benefits                                         181,173                    177,142
    Accrued taxes                                                                 51,991                     74,698
    Other accruals                                                               207,642                    236,238
                                                                            ------------               ------------
      Total current liabilities                                                1,078,202                  1,083,235
                                                                            ------------               ------------
Long-term debt                                                                   634,028                    642,296
Long-term obligations under capital leases                                        52,184                     55,243
Long-term real estate liabilities                                                328,316                    289,184
Other non-current liabilities                                                    471,382                    432,957
Minority interest in consolidated franchisees                                      4,054                      7,172
                                                                            ------------               ------------
    Total liabilities                                                          2,568,166                  2,510,087
                                                                            ------------               ------------

Commitments and contingencies

Stockholders' equity:
    Preferred stock - no par value; authorized - 3,000,000
      shares; issued - none                                                            -                          -
    Common stock - $1 par value; authorized - 80,000,000
      shares; issued and outstanding - 38,764,999 and
      38,518,905 shares at February 26, 2005 and
      February 28, 2004, respectively                                             38,765                     38,519
    Additional paid-in capital                                                   464,543                    459,579
    Accumulated other comprehensive loss                                          (3,308)                   (27,239)
    Accumulated deficit                                                         (266,198)                   (78,100)
                                                                            -------------              ------------
      Total stockholders' equity                                                 233,802                    392,759
                                                                            ------------               ------------
    Total liabilities and stockholders' equity                              $  2,801,968               $  2,902,846
                                                                            ============               ============

                 See Notes to Consolidated Financial Statements.


                 The Great Atlantic & Pacific Tea Company, Inc.
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)



                                                                                                 Restated - See Notes 2 & 3
                                                                                            ---------------------------------
                                                                             Fiscal 2004      Fiscal 2003       Fiscal 2002
                                                                          ---------------   ---------------  ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                    $   (188,098)     $   (156,949)    $   (194,644)
Adjustments to reconcile net loss to net cash provided
       by (used in) operating activities:
     Midwest long-lived asset / goodwill impairment charge                        34,688            60,082                -
     Other property impairments                                                    8,629             8,660           24,478
     Asset disposition initiative                                                   (759)           34,043           (5,702)
     Depreciation and amortization                                               268,105           276,545          264,584
     Deferred income tax (benefit) provision                                      (1,370)            8,670          157,566
     (Gain) loss on disposal of owned property and
       write-down of property, net                                               (28,704)              348           (1,140)
     Loss (gain) on disposal of discontinued operations                            2,702          (167,287)               -
     Minority interest                                                            (3,542)             (742)               -
     Cumulative effect of change in accounting principle - FIN 46-R                    -             8,047                -
     Realized gain on sale of securities                                               -                 -           (1,717)
Other changes in assets and liabilities:
     Decrease (increase) in receivables                                           29,223            (3,779)          47,583
     (Increase) decrease in inventories                                          (12,614)           44,121           47,840
     (Increase) decrease in prepaid expenses and other
        current assets                                                            (6,024)          (43,427)          44,766
     (Increase) decrease in other assets                                         (19,041)            5,334          15,419
     Increase (decrease) in accounts payable                                      46,295           (57,150)         (54,575)
     (Decrease) increase in accrued salaries, wages and
        benefits, and taxes                                                      (24,170)            4,958          (28,511)
     (Decrease) increase in other accruals                                       (34,121)           16,623          (63,051)
     Increase (decrease) in other non-current liabilities                         41,902           (51,446)         (59,844)
     Other, net                                                                    1,357            (3,138)             938
                                                                            ------------      -----------------   -----------

Net cash provided by (used in) operating activities                              114,458           (16,487)         193,990
                                                                            ------------      -----------------   -----------


CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditures for property                                                  (216,142)         (160,951)        (242,409)
     Proceeds from disposal of property                                           53,641           264,600           56,731
                                                                            ------------      ------------     ------------
Net cash (used in) provided by investing activities                             (162,501)          103,649         (185,678)
                                                                            -------------     ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds under revolving lines of credit                                          -                 -          313,253
     Principal payments on revolving lines of credit                                   -          (135,000)        (178,253)
     Proceeds from short-term borrowings                                           3,000           217,600          161,000
     Principal payments on short-term borrowings                                  (3,000)         (217,600)        (161,000)
     Proceeds from long-term borrowings                                                -                 -              153
     Principal payments on long-term borrowings                                   (6,068)          (47,137)         (95,039)
     Net proceeds from long-term real estate liabilities                          37,086           193,810           20,605
     Principal payments on capital leases                                        (13,454)          (13,828)         (12,138)
     Decrease in book overdrafts                                                 (13,665)           (6,562)         (25,617)
     Deferred financing fees                                                      (1,334)          (10,319)          (5,744)
     Proceeds from exercises of stock options                                      1,599                21            2,806
                                                                            ------------      ------------     ------------
Net cash provided by (used in) financing activities                                4,164           (19,015)          20,026
                                                                            ------------      -------------    ------------
     Initial impact of FIN 46-R                                                        -            20,921                -
     Effect of exchange rate changes on cash and
        cash equivalents                                                           4,619             8,926            2,056
                                                                            ------------      ------------     ------------
Net (decrease) increase in cash and cash equivalents                             (39,260)           97,994           30,394
Cash and cash equivalents at beginning of year                                   297,008           199,014          168,620
                                                                            ------------      ------------     ------------
Cash and cash equivalents at end of year                                    $    257,748      $    297,008     $    199,014
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

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation and Consolidation
---------------------------------------
         The consolidated financial statements include the accounts of our Company, all majority-owned subsidiaries and franchise operations. Significant intercompany accounts and transactions have been eliminated.

         We operate retail supermarkets in the United States and Canada. The U.S. operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest. See the following footnotes for additional information on our Canadian Operations: Note 7 - Indebtedness, Note 10 - Income Taxes, Note 11 - Retirement Plans and Benefits, Note 13 - Commitments and Contingencies, and Note 14 - Operating Segments. Our principal stockholder, Tengelmann Warenhandelsgesellschaft KG ("Tengelmann"), owned 56.7% of our common stock as of February 26, 2005.

Fiscal Year
-----------
         Our fiscal year ends on the last Saturday in February. Fiscal 2004 ended February 26, 2005, fiscal 2003 ended February 28, 2004, and fiscal 2002 ended February 22, 2003. Fiscal 2004 and fiscal 2002 were each comprised of 52 weeks, and Fiscal 2003 was comprised of 53 weeks.

Restatement of Previously Issued Financial Statements
-----------------------------------------------------
         As discussed in Note 2 - Restatement of Previously Issued Financial Statements, our Company has restated our Consolidated Balance Sheet at February 28, 2004 and our Consolidated Statements of Operations and Cash Flows for the years ended February 28, 2004 and February 22, 2003 for corrections in our accounting for leases. Note that the overall net impact to our results of operations and Net loss per share from the correction in our accounting for leases for each year was not considered material. We have restated our Consolidated Statements of Operations for the years ended February 28, 2004 and February 22, 2003, and the quarterly financial information for the years ended February 26, 2005 and February 28, 2004, for the revision in classification between Store operating, general and administrative expense and interest expense only. We have also restated the applicable cash flow information and footnote disclosure for fiscal 2002 and 2003. Readers of the financial statements should read this restated information as opposed to the previously filed information. All referenced amounts for prior periods reflect the balances and amounts on a restated basis.

Changes in Accounting Methods
-----------------------------
         As discussed in Note 3 - Changes in Accounting Methods, the accompanying consolidated financial statements also include the impact of adopting Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46-R"), "Consolidation of Variable Interest Entities - an interpretation of `Accounting Research Bulletin No. 51'," EITF Issue No. 03-10, "Application of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, by Resellers to Sales Incentives Offered to Consumers by Manufacturers" ("EITF 03-10"), and the change in our method of valuing certain of our inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method.

         Accordingly, we have retroactively restated our Consolidated Balance Sheet at February 28, 2004 and the Consolidated Statements of Operations and Cash Flows for the years ended February 28, 2004 and February 22, 2003. We have also restated the quarterly financial information for fiscal 2003 to reflect the impact of adopting FIN 46-R, EITF 03-10, and the change in our method of valuing certain of our inventories from the LIFO method to the FIFO method. The impact of these changes on periods prior to fiscal 2002 has been reflected as an adjustment to retained earnings as of February 23, 2002 in the accompanying Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income. We have also restated the applicable financial information for fiscal 2002 and 2003.

Use of Estimates
----------------
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
-------------------
         Retail revenue is recognized at point-of-sale. Discounts that we provide to customers are accounted for as a reduction to sales upon sale.

Cost of Merchandise Sold
------------------------
         Cost of merchandise sold includes cost of inventory sold during the period, including purchasing and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs, internal transfer costs and other costs of our distribution network.

Vendor Allowances
-----------------
       Vendor allowances that relate to our Company's buying and merchandising activities consist primarily of advertising, promotional and slotting allowances. With the exception of allowances described below, all allowances are recognized as a reduction of cost of goods sold when the related performance is completed and the related inventory is sold. Lump-sum payments received for multi-year contracts are generally amortized on a straight line basis over the life of the contracts. Vendor rebates or refunds that are contingent upon our Company completing a specified level of purchases or remaining a reseller for a specified time period are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the rebate or refund to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that we can reasonably estimate the rebate or refund and it is probable that the specified target will be obtained. If we believe attaining the milestone is not probable, the rebate or refund is recognized as the milestone is achieved.

         In November 2003, the Emerging Issues Task Force confirmed as a consensus EITF Issue No. 03-10, "Application of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, by Resellers to Sales Incentives Offered to Consumers by Manufacturers." EITF 03-10 will not impact our Company's existing accounting and reporting policies for manufacturers' coupons that can be presented at any retailer that accepts coupons. For arrangements with vendors that are entered into or modified after February 28, 2004, our Company is required to record the vendor reimbursement as a reduction of cost of sales (instead of sales) if the coupon can only be redeemed at a Company retail store. Refer to Note 3 - Changes in Accounting Methods for further discussion.

Advertising Costs
-----------------
         Advertising costs incurred to produce media advertising are expensed in the period the advertisement is first shown. Other advertising costs, primarily costs to produce circulars, place advertisements and pay advertising agency fees, are expensed when incurred. We recorded advertising expense of $120.2 million for fiscal 2004, $143.2 million for fiscal 2003 and $136.5 million for fiscal 2002.

Pre-opening Costs
-----------------
         Non-capital expenditures incurred in opening new stores or remodeling existing stores are expensed as incurred. Rent incurred during the construction period is capitalized and amortized over the primary lease term.

Software Costs
--------------
         We capitalize externally purchased software and amortize it over five years. Amortization expense related to software costs for fiscal 2004, 2003 and 2002 was $6.4 million, $6.4 million and $7.5 million, respectively.

         We apply the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the capitalization of certain internally generated software costs. In fiscal 2004, 2003 and 2002, we capitalized $8.6 million, $4.0 million and $26.7 million, respectively, of such software costs. These costs are amortized over 5 years. For fiscal 2004, 2003 and 2002, we recorded related amortization expense of $14.6 million, $13.4 million and $7.6 million, respectively.

         Externally purchased and internally developed software are classified in "Property - Equipment" on our Consolidated Balance Sheets.

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

         The weighted average shares outstanding utilized in the basic EPS calculation were 38,558,598 for fiscal 2004, 38,516,750 for fiscal 2003 and 38,494,812 for fiscal 2002. The additional common stock equivalents for fiscal 2004, 2003 and 2002 would have been 294,884, 391,915 and 387,040, respectively;
however, such shares were antidilutive and thus excluded from the diluted EPS calculation.

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

Cash and Cash Equivalents
-------------------------
         Short-term investments that are highly liquid with an original maturity of three months or less are deemed to be cash equivalents. These balances as well as credit card receivables are included in "Cash and cash equivalents" on our Consolidated Balance Sheets.

Inventories
-----------
         Store inventories are stated principally at the lower of cost or market with cost determined under the retail method on a first-in, first-out basis. Perishables and pharmacy inventories are stated at the lower of cost or market with cost determined under the gross profit method. Warehouse and other inventories are stated primarily at the lower of cost or market with cost determined on a first-in, first-out basis.

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

         During fiscal 2004, fiscal 2003, and fiscal 2002, we recorded property impairment losses as follows:



                                       Fiscal 2004                      Fiscal 2003                      Fiscal 2002
                             -------------------------------  -------------------------------  -------------------------------
                              U.S.      Canada       Total     U.S.      Canada       Total     U.S.      Canada       Total
                             -------   ---------   ---------  -------   ---------   ---------  ------    -------     ---------

Impairments due to
   closure or conversion
   in the normal course
   of business (1) (2)       $   6.0    $   0.7    $   6.7    $   4.4    $   1.7    $  6.1     $ 21.3    $   3.2    $  24.5
Impairments due to
   unrecoverable assets (2)     34.7          -       34.7       33.1          -      33.1         -           -          -
Impairments related to
   the 2001 Asset
   Disposition (2) (3)           2.6          -        2.6        0.4          -       0.4         -           -          -
Impairments related to
   the Farmer Jack
   restructuring (2) (3)         0.1          -        0.1        4.1          -       4.1         -           -          -
Impairments related to
   our exit of the northern
   New England and
   Kohls markets (2) (4)         0.6          -        0.6       19.0          -      19.0         -          -           -
                             -------    -------    -------    -------    -------    ------     ------    -------     ------
Total impairments            $  44.0    $   0.7    $  44.7    $  61.0    $   1.7    $ 62.7     $ 21.3    $   3.2     $ 24.5
                             =======    =======    =======    =======    =======    ======     ======    =======     ======

    (1) Consists primarily of amounts that were impaired as a result of stores that were or will be closed, converted or remodeled in the normal course of business.
    (2) Refer to Note 4 - Valuation of Goodwill and Long-Lived Assets.
    (3) Refer to Note 6 - Asset Disposition Initiative.
    (4) Refer to Note 5 - Discontinued Operations.



         All of these amounts with the exception of the impairments related to our exit of the northern New England and Kohls markets are included in Store operating, general and administrative expense in our Consolidated Statements of Operations. The impairments related to our exit of the northern New England and Kohls markets are included in "(Loss) gain on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations. The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

Property
--------
         Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment is depreciated based on lives varying from three to twelve years. Leasehold improvements are amortized over the lesser of their estimated useful lives and the remaining available lease terms. Property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. During fiscal 2004, 2003 and 2002, in addition to the impairment losses discussed above, we disposed of and/or wrote down certain assets, which resulted in a pretax net gain of $28.7 million, pretax net loss of $0.3 million, and a pretax net gain of $1.1 million, respectively.

Goodwill and Other Intangible Assets
------------------------------------
         In accordance with SFAS 142 "Goodwill and Other Intangible Assets," goodwill is no longer required to be amortized, but tested for impairment at least annually by reassessing the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on a discounted basis in comparison to the carrying value of such operations. If the results of such comparison indicate that an impairment may exist, we determine the implied fair market value of the goodwill using a purchase price allocation approach and compare this value to the balance sheet amount. If such comparison indicates that an impairment exists, we will recognize a charge to operations at that time based upon the difference between the implied fair market value of the goodwill and the balance sheet amount. During fiscal 2003, we determined that goodwill relating to the Farmer Jack reporting unit was entirely impaired; thus, we recorded an impairment charge of $27.0 million as a component of operating income in "Store operating, general and administrative expense" in our Consolidated Statements of Operations. Refer to Note 4 - Valuation of Goodwill and Long Lived Assets in the Notes to our Consolidated Financial Statements for further discussion relating to the impairment charges recorded.

         The book value of goodwill and other intangible assets acquired at February 26, 2005 and February 28, 2004 was $6.1 million and $5.9 million, respectively, net of accumulated amortization of $1.4 million and $1.1 million, respectively. During fiscal 2004, we determined that a portion of the remaining goodwill and other intangible assets had a definite life and recorded amortization expense of $0.3 million. No amortization expense was recorded for fiscal 2003 and fiscal 2002. Amortization expense for each of the five succeeding fiscal years 2005 through 2010 is estimated to be $0.3 million per year.

Current Liabilities
-------------------
         Certain accounts payable checks issued but not presented to banks frequently result in negative book balances for accounting purposes. Such amounts are classified as "Book overdrafts" on our Consolidated Balance Sheets.

         We accrue for vested vacation pay earned by our employees. Liabilities for compensated absences of $67.3 million and $77.3 million at February 26, 2005 and February 28, 2004, respectively, are included in "Accrued salaries, wages and benefits" on our Consolidated Balance Sheets.

Self Insurance Reserves
-----------------------
         Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The current portion of these liabilities is included in "Other accruals" and the non-current portion is included in "Other non-current liabilities" on our Consolidated Balance Sheets. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity). During fiscal 2004, fiscal 2003, and fiscal 2002, we recorded a $20.9 million, a $9.5 million, and $11.1 million, respectively, increase in our workers' compensation and general liability reserves in response to both adverse development of prior years' costs and other developments including a continuing trend of rising costs. These amounts were recorded within "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

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

Comprehensive Loss
-------------------
         Our Company's other comprehensive loss relates to changes in foreign currency translation, minimum pension liability and unrealized gains or losses on derivatives and securities held for sale.

         Changes in other comprehensive loss for the years ended February 26, 2005, February 28, 2004, and February 22, 2003 related to:



                                                                                Deferred Tax
                                                              Gross           Benefit/(Provision)          Net
                                                       ------------------    -------------------     ----------------

       Foreign currency translation adjustment         $       26,927        $           -           $    26,927
       Minimum pension liability adjustment                    (3,211)                   -                (3,211)
       Unrealized gain on securities held for sale                189                   26                   215
                                                       ------------------    --------------------    ----------------
                For the year ended 2/26/05             $       23,905        $          26           $    23,931
                                                       ==================    ====================    ================

       Foreign currency translation adjustment         $       38,604        $           -           $    38,604
       Minimum pension liability adjustment                    (1,547)                   -                (1,547)
       Unrealized loss on derivatives                          (4,972)               1,799                (3,173)
                                                       ------------------    --------------------    ----------------
                For the year ended 2/28/04             $       32,085        $       1,799           $    33,884
                                                       ==================    ====================    ================

       Foreign currency translation adjustment         $       15,363        $           -           $    15,363
       Reclassification adjustment for gains
              included in net loss                             (1,609)                 676                  (933)
       Minimum pension liability adjustment                    (1,613)                  74                (1,539)
       Unrealized gain on derivatives                           4,917               (1,902)                3,015
                                                       ------------------    --------------------    ----------------
                For the year ended 2/22/03             $       17,058        $      (1,152)          $    15,906
                                                       ==================    ====================    ================


Stock-Based Compensation
------------------------
         We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") with pro forma disclosure of compensation expense, net income or loss and earnings or loss per share as if the fair value based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148") had been applied.

         Had compensation cost for our stock options been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value methods prescribed by SFAS 123 and SFAS 148, our net loss and net loss per share would have been reduced to the pro forma amounts indicated below:




                                                                Fiscal 2004     Fiscal 2003      Fiscal 2002
                                                              --------------- ---------------   -------------


       Net loss, as reported:                                 $    (188,098)  $     (156,949)   $    (194,644)
           Deduct/(Add):  Stock-based employee
                compensation income (expense)
                included in reported net loss, net of
                related tax effects                                  (1,617)            (151)             449
           Deduct:  Total stock-based employee
                compensation expense determined
                under fair value based method for
                all awards, net of related tax effects               (4,180)          (6,509)          (8,016)
                                                              --------------  ---------------    -------------
       Pro forma net loss                                     $    (190,661)  $     (163,307)    $   (203,109)
                                                              ==============  ===============    =============


    Net loss per share - basic and diluted:
           As reported                                         $   (4.88)       $  (4.08)          $   (5.05)
           Pro forma                                           $   (4.94)       $  (4.24)          $   (5.28)



         The pro forma effect on net loss and net loss per share may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants.



         The fair value of the fiscal 2004, 2003 and 2002 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:



                                                           Fiscal 2004           Fiscal 2003           Fiscal 2002
                                                       ------------------    ------------------    ------------------

         Expected life                                       7 years               7 years               7 years
         Volatility                                            54%                   51%                   47%
         Dividend yield range                                  0%                    0%                    0%
         Risk-free interest rate range                     3.17%-4.51%           2.71%-4.01%           3.33%-5.18%


New Accounting Pronouncements
-----------------------------
         In December 2003, the FASB issued revised Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of `Accounting Research Bulletin No. 51'". FIN 46-R addresses the consolidation of entities whose equity holders have either (a) not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46-R requires the consolidation of these entities, known as variable interest entities ("VIE's"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. FIN 46-R applies immediately to variable interests in VIE's created or obtained after January 31, 2003. For variable interests in a VIE created before February 1, 2003, FIN 46-R applies to VIE's no later than the end of the first reporting period ending after March 15, 2004 (the quarter ended June 19, 2004 for our Company).

         Based upon the new criteria for consolidation of VIE's, we have determined that (i.) all of our franchised stores do not have sufficient equity at risk to allow them to finance their own activities, (ii.) we absorb the expected losses of all of our franchised stores, and (iii.) we have a de facto agency relationship with the franchisees in which the franchisees cannot sell, transfer, or encumber its interests in the franchise without our prior approval. Therefore, we are deemed the primary beneficiary and accordingly have included the franchisee operations in our consolidated financial statements as of February 23, 2003. As permitted by FIN 46-R, our Company elected to restate fiscal 2003's consolidated financial statements for the impact of adopting this interpretation for comparability purposes.

         In November 2003, the Emerging Issues Task Force confirmed as a consensus EITF Issue No. 03-10, "Application of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, by Resellers to Sales Incentives Offered to Consumers by Manufacturers". The provisions of EITF 03-10 became effective for our Company in the first quarter of fiscal 2004. EITF 03-10 provides guidance for the reporting of vendor consideration received by a reseller as it relates to manufacturers' incentives, such as rebates or coupons, tendered by consumers. Vendor incentives should be included in revenues only if defined criteria are met. As such, our Company will continue to record as part of revenues manufacturers' coupons that can be presented at any retailer that accepts coupons. However, in the case of vendor incentives that can only be redeemed at a Company retail store, such consideration would be recorded as a decrease in cost of sales. As permitted by the transition provisions of EITF 03-10, we have reclassified prior year's sales and cost of sales for comparative purposes in this report. Implementation of EITF 03-10 has no effect on gross margin dollars, net income or cash flows, but certain vendor coupons or rebates that had been recorded in sales in the past are currently being recognized as a reduction of cost of sales. The implementation of EITF 03-10 has resulted in decreases in both sales and cost of sales of $48.7 million and $47.2 million for the fiscal 2004 and fiscal 2003, respectively.

         Refer to Note 3 - Changes in Accounting Methods regarding the impact of adoption of FIN 46-R and EITF 03-10 in our consolidated financial statements.

         In December 2003, the FASB issued SFAS 132-R, "Employer's Disclosure about Pensions and Other Postretirement Benefits" ("SFAS 132-R"). SFAS 132-R requires new annual disclosures about the type of plan assets, investments strategy, measurement date, plan obligations, and cash flows as well as the components of the net periodic benefit cost recognized in interim periods. The new annual disclosure requirements apply to fiscal years ending after December 15, 2003, except for the disclosure of expected future benefit payments, which must be disclosed for fiscal years ending after June 15, 2004. Interim period disclosures are generally effective for interim periods beginning after December 15, 2003. We have included the disclosures required by SFAS 132-R, including expected future benefit payments, in our consolidated financial statements for the years ended February 26, 2005 and February 28, 2004 in Note 11 - Retirement Plans and Benefits.

         In December 2003, the United States enacted into law the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act"). The Act establishes a prescription drug benefit under Medicare, known as "Medicare Part D," and a Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FAS 106-2"). Refer to Note 11 - Retirement Plans and Benefits regarding the impact of adoption of FAS 106-2 in our consolidated financial statements.

         In November 2004, the FASB issued SFAS 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 requires that handling costs and waste material (spoilage) be recognized as current-period charges regardless of whether they meet the previous requirement of being abnormal. In addition, this Statement requires that allocations of fixed overhead to the cost of inventory be based on the normal capacity of the production facilities. SFAS 151 is effective for our 2006 fiscal year and we are currently assessing the impact of this statement on our consolidated financial statements; however, we do not expect it to have a material impact on our consolidated financial position or results of operations.

         In December 2004, the FASB issued SFAS 123R (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, supersedes APB No. 25 and related interpretations and amends SFAS No. 95, "Statement of Cash Flows." The provisions of SFAS 123R are similar to those of SFAS 123; however, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements as compensation cost based on their fair value on the date of grant. Fair value of share-based awards will be determined using option-pricing models and assumptions that appropriately reflect the specific circumstances of the awards. Compensation cost will be recognized over the vesting period based on the fair value of awards that actually vest.

         SFAS 123R is effective for all public companies no later than the first annual period beginning after June 15, 2005 (the quarter ended June 17, 2006 for our Company) and applies to all outstanding and unvested share-based payment awards at a company's adoption date. We have elected to early adopt this pronouncement beginning in the first quarter of fiscal 2005 using the modified-prospective transition method. Under this method, compensation cost will be recognized in the financial statements issued subsequent to the date of adoption for all shared-based payments granted, modified or settled after the date of adoption, as well as for any unvested awards that were granted prior to the date of adoption. As we previously adopted only the pro forma disclosures under SFAS 123, we will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption using the same estimate of grant-date fair value and the same option pricing model used to determine the pro forma disclosures under SFAS 123.

Reclassifications
-----------------
       Certain reclassifications have been made to prior year amounts to conform to current year presentation.


Note 2 - Restatement of Previously Issued Financial Statements

         In connection with the preparation of our fiscal 2004 consolidated financial statements, our Company completed a review of our historical lease accounting to determine whether our accounting for leases was in accordance with generally accepted accounting principles. As a result of our review, we corrected our accounting for leases in fiscal 2004 and restated our historical financial statements and certain financial information for prior periods, primarily to correct our accounting for landlord allowances.

         In certain situations, we receive allowances from our landlords in the form of direct cash reimbursements to offset the costs of structural improvements to the leased space. Historically, we have netted these reimbursements against the related leasehold improvement assets on the consolidated balance sheets and against capital expenditures in investing activities on the consolidated statements of cash flows. In accordance with SFAS 13, "Accounting Leases," Emerging Issues Task Force ("EITF") 97-10, "The Effect of Lessee Involvement in Asset Construction" and Question 2 of FASB Technical Bulletin 88-1 ("FTB 88-1"), "Issues Relating to Accounting for Leases," we should have accounted for our landlord allowances as follows:

o In those situations where we did not meet the criteria of EITF 97-10 for being deemed the owner of the construction projects during the construction period, we should have recorded the landlord allowances as deferred credits as opposed to an offset to leasehold improvements on the consolidated balance sheets and as a component of operating activities as opposed to a component of investing activities on the consolidated statements of cash flows. In addition, the deferred credits should have been amortized over the term of the lease as a decrease to rent expense as opposed to an offset to depreciation expense.

o In those situations where we did meet the criteria of EITF 97-10 for being deemed the owner of the construction projects, we should have been considered the owner of the construction projects during the construction period and we should have recorded the associated landlord allowances as long-term real estate liabilities as opposed to an offset to leasehold improvements as we had paid directly for a substantial portion of the structural improvement costs. In all situations upon completion of the construction, we were unable to meet the requirements under SFAS 98, "Accounting for Leases" to qualify for sale-leaseback treatment; thus, the long-term real estate liabilities should have been amortized based on rent payments designated in the lease agreements as opposed to an offset to depreciation expense.

         These adjustments resulted in a correction of an understatement of Property - net, Long-term real estate liabilities and Other non-current liabilities on our consolidated balance sheets, an overstatement of rent expense and an understatement of interest on our consolidated statements of operations for the related periods. Additionally, in fiscal 2004, three of these leased properties had understated impairment under SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" based on the original classification of these landlord allowances. The initial impairment calculation did not properly consider the actual net book value of the assets had these landlord allowances been classified appropriately.

        The cumulative impact of correcting the items discussed above in our accounting for leases increased our net loss by $0.8 million ($0.3 million pre-tax) in the fourth quarter of fiscal 2004. The overall net impact to our results of operations and Net loss per share from these adjustments for each year was not considered material. We have restated our Consolidated
Statements of Operations for fiscal years 2003 and 2002 as well as the quarterly financial information for fiscal years 2004 and 2003 for the revision in classification between Store operating, general and administrative expense and interest expense only. Additionally, we have restated our consolidated financial statements for fiscal years 2003 and 2002 to correct the classification of these amounts in our Consolidated Balance Sheets and Consolidated Statements of Cash Flows.


                                Consolidated Statement of Operations
----------------------------------------------------------------------------------------------------------
                                                      Consolidated
                                                      A&P for the
                                                     52 weeks ended                        Consolidated
                                                      Feb. 26, 2005    Corrections to         A&P for the
                                                        prior to            lease         52 weeks ended
                                                      corrections        accounting        Feb. 26, 2005
                                                   ------------------  ---------------  ------------------


Sales                                                $  10,854,911     $           -    $     10,854,911
Cost of merchandise sold                                (7,813,771)                -          (7,813,771)
                                                   ---------------     -------------    ----------------
Gross margin                                             3,041,140                 -           3,041,140
Store operating, general and administrative
   expense                                              (3,138,573)           24,511          (3,114,062)
                                                   ---------------     -------------    ----------------
(Loss) income from operations                              (97,433)           24,511             (72,922)
Interest expense                                           (89,244)          (24,863)           (114,107)
Interest income                                              2,776                 -               2,776
Minority interest in earnings of consolidated
   franchisees                                                 772                 -                 772
                                                   ---------------     -------------    ----------------
Loss from continuing operations before
   income taxes                                           (183,129)             (352)           (183,481)
Provision for income taxes                                     (57)             (471)               (528)
                                                   ---------------     --------------   -----------------
   Loss from continuing operations                        (183,186)             (823)           (184,009)

Discontinued operations:
   Loss from operations of discontinued
     businesses, net of tax                                 (1,387)                -              (1,387)
   Loss on disposal of discontinued
     operations, net of tax                                 (2,702)                -              (2,702)
                                                   ----------------    -------------    -----------------
   Loss from discontinued operations                        (4,089)                -              (4,089)
                                                   ----------------    -------------    -----------------

Net loss                                           $      (187,275)    $        (823)   $       (188,098)
                                                   ================    ==============   ================
Net loss - basic & diluted                         $         (4.85)    $       (0.02)   $          (4.88)
                                                   ================    ==============   ================

Depreciation                                       $      (269,001)    $         896    $       (268,105)
                                                   ---------------     -------------    ----------------


Selected Consolidated Statement of Cash Flow data:
                                                                         Prior to
                                                                        corrections     Corrections to
                                                                         to Lease            Lease        Consolidated
                                                                        Accounting        Accounting           A&P
                                                                       -------------    -------------     -------------

Other property impairments                                             $       6,718    $       1,911     $       8,629
Depreciation and amortization                                                269,001             (896)          268,105
Deferred income tax (benefit) provision                                       (1,841)             471            (1,370)
(Increase) decrease in prepaid expenses and other current assets              (6,171)             147            (6,024)
(Increase) decrease in other assets                                          (21,624)           2,583           (19,041)
Increase in other non-current liabilities                                     39,937            1,965            41,902
Net cash provided by operating activities                                    109,100            5,358           114,458
Expenditures for property                                                   (197,728)         (18,414)         (216,142)
Net cash used in investing activities                                       (144,087)         (18,414)         (162,501)
Net proceeds from long-term real estate liabilities                           23,318           13,768            37,086
Principal payments on capital leases                                         (13,577)             123           (13,454)
Net cash (used in) provided by financing activities                           (9,727)          13,891             4,164
Effect of exchange rate changes on cash and cash equivalents                   5,454             (835)            4,619





                                     Consolidated Statement of Operations
----------------------------------------------------------------------------------------------------------
                                                      Consolidated
                                                       A&P for the                         Consolidated
                                                     53 weeks ended                           A&P as
                                                      Feb. 28, 2004    Corrections to    Restated for the
                                                         prior to          lease         53 weeks ended
                                                       Restatement       accounting        Feb. 28, 2004
                                                     -------------     -------------    -----------------

Sales                                                $  10,899,308     $           -    $     10,899,308
Cost of merchandise sold                                (7,827,211)                -          (7,827,211)
                                                     -------------     -------------    ----------------
Gross margin                                             3,072,097                 -           3,072,097
Store operating, general and administrative
   expense                                             (3,236,222)            21,284          (3,214,938)
                                                     -------------     -------------    ----------------
(Loss) income from operations                             (164,125)           21,284            (142,841)
Interest expense                                           (81,814)          (21,284)           (103,098)
Interest income                                              2,282                 -               2,282
Minority interest in earnings of consolidated
   franchisees                                                (142)                -                (142)
                                                     --------------    -------------    -----------------
Loss from continuing operations
   before income taxes                                    (243,799)                -            (243,799)
Benefit from income taxes                                   30,574                 -              30,574
                                                     -------------     -------------    ----------------
   Loss from continuing operations                        (213,225)                -            (213,225)
Discontinued operations:
   Loss from operations of discontinued
     businesses, net of tax                                (32,703)                -             (32,703)
   Gain on disposal of discontinued
     operations, net of tax                                 97,026                 -              97,026
                                                     -------------     -------------    ----------------
   Gain from discontinued operations                        64,323                 -              64,323
                                                     -------------     -------------    ----------------
Loss before cumulative effect of change in
   accounting principle                                   (148,902)                -            (148,902)
Cumulative effect of change in accounting
   principle - FIN 46-R, net of tax                         (8,047)                -              (8,047)
                                                     --------------    -------------    -----------------
Net loss                                             $    (156,949)    $           -    $       (156,949)
                                                     ==============    =============    ================
Net loss - basic & diluted                           $       (4.08)    $           -    $         (4.08)
                                                     ==============    =============    ================

Depreciation                                         $   (272,650)     $     (2,285)    $       (274,935)
                                                     --------------    -------------    ----------------

Selected Consolidated Statement of Cash Flow data:
                                                                         Prior to
                                                                      corrections to    Corrections to     Consolidated
                                                                           Lease            Lease             A&P
                                                                        Accounting        Accounting       As Restated
                                                                       -------------    --------------    --------------

Other property impairments                                             $       6,109    $       2,551     $       8,660
Depreciation and amortization                                                274,260            2,285           276,545
(Increase) decrease in prepaid expenses and other current assets             (43,561)             134           (43,427)
Decrease (increase) in other assets                                            6,152             (818)            5,334
Decrease in other non-current liabilities                                    (48,440)          (3,006)          (51,446)
Net cash (used in) provided by operating activities                          (17,633)           1,146           (16,487)
Expenditures for property                                                   (134,677)         (26,274)         (160,951)
Net cash provided by (used in) investing activities                          129,923          (26,274)          103,649
Proceeds from long-term borrowings                                           166,548         (166,548)                -
Net proceeds from long-term real estate liabilities                                -          193,810           193,810
Principal payments on capital leases                                         (13,563)            (265)          (13,828)
Net cash (used in) provided by financing activities                          (46,012)          26,997           (19,015)
Effect of exchange rate changes on cash and cash equivalents                  10,795           (1,869)            8,926




                                    Consolidated Statement of Operations
---------------------------------------------------------------------------------------------------------
                                                     Consolidated
                                                       A&P for the                         Consolidated
                                                     52 weeks ended                           A&P as
                                                      Feb. 22, 2003    Corrections to      Restated for the
                                                        prior to            lease         52 weeks ended
                                                       Restatement       accounting        Feb. 22, 2003
                                                   ----------------    -------------    -----------------


Sales                                              $    10,096,781     $           -    $     10,096,781
Cost of merchandise sold                                (7,252,457)                -          (7,252,457)
                                                   ---------------     -------------    ----------------
Gross margin                                             2,844,324                 -           2,844,324
Store operating, general and administrative
   expense                                              (2,839,201)           15,184          (2,824,017)
                                                   ---------------     -------------    ----------------
Income from operations                                       5,123            15,184              20,307
Interest expense                                           (84,679)          (15,184)            (99,863)
Interest income                                              7,897                 -               7,897
                                                   ---------------     -------------    ----------------
Loss from continuing operations before
   income taxes                                            (71,659)                -             (71,659)
Provision for income taxes                                (130,630)                -            (130,630)
                                                   ---------------     -------------    ----------------
   Loss from continuing operations                        (202,289)                -            (202,289)

Discontinued operations:
   Gain from operations of discontinued
     businesses, net of tax                                  7,645                 -               7,645
   Gain on disposal of discontinued
     operations, net of tax                                      -                 -                   -
                                                   ---------------     -------------    ----------------
   Gain from discontinued operations                         7,645                 -               7,645
                                                   ---------------     -------------    ----------------
Net loss                                           $      (194,644)    $           -    $       (194,644)
                                                   ===============     =============    ================
Net loss - basic & diluted                         $         (5.05)    $           -    $         (5.05)
                                                   ================    =============    ================

Depreciation                                       $      (250,070)    $        (999)   $       (251,069)
                                                   ---------------     --------------   ----------------



Selected Consolidated Statement of Cash Flow data:
                                                                         Prior to
                                                                       corrections to    Corrections to     Consolidated
                                                                           Lease            Lease             A&P
                                                                        Accounting        Accounting       As Restated
                                                                       -------------    -------------     -------------


Depreciation and amortization                                          $     263,585    $         999     $     264,584
Decrease in prepaid expenses and other current assets                         44,631              135            44,766
Decrease in other assets                                                      13,670            1,749            15,419
(Decrease) increase in other non-current liabilities                         (59,905)              61           (59,844)
Net cash provided by operating activities                                    191,046            2,944           193,990
Expenditures for property                                                   (219,530)         (22,879)         (242,409)
Net cash used in investing activities                                       (162,799)         (22,879)         (185,678)
Net proceeds from long-term real estate liabilities                                -           20,605            20,605
Principal payments on capital leases                                         (12,167)              29           (12,138)
Net cash (used in) provided by financing activities                             (608)          20,634            20,026
Effect of exchange rate changes on cash and cash equivalents                   2,755             (699)            2,056



                                        Consolidated Balance Sheet
--------------------------------------------------------------------------------------------------------
                                                      Consolidated
                                                          A&P at
                                                       Feb. 26, 2005   Corrections to      Consolidated
                                                         prior to          lease              A&P at
                                                        corrections       accounting       Feb. 26, 2005
                                                    -----------------  ---------------  ----------------

ASSETS
Current assets:
   Cash and cash equivalents                        $         257,748  $             -  $        257,748
   Accounts receivable                                        145,507                -           145,507
   Inventories                                                720,799                -           720,799
   Prepaid expenses and other current assets                   38,056            2,571            40,627
                                                    -----------------  ---------------  ----------------
   Total current assets                                     1,162,110            2,571         1,164,681
                                                    -----------------  ---------------  ----------------
Non-current assets:
   Property:
     Property owned, net                                    1,327,085          149,489         1,476,574
     Property leased under capital leases, net                 54,580          (15,454)           39,126
                                                    -----------------  ---------------- ----------------
   Property, net                                            1,381,665          134,035         1,515,700
   Other assets                                               121,587                -           121,587
                                                    -----------------  ---------------  ----------------
Total assets                                        $       2,665,362  $       136,606  $      2,801,968
                                                    =================  ===============  ================

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long term debt                $           2,278  $             -  $          2,278
   Current portion of obligations under capital
     leases                                                     8,331                -             8,331
   Accounts payable                                           543,481                -           543,481
   Book overdrafts                                             83,306                -            83,306
   Accrued salaries, wages and benefits                       181,173                -           181,173
   Accrued taxes                                               51,991                -            51,991
   Other accruals                                             207,642                -           207,642
                                                    -----------------  ---------------  ----------------
   Total current liabilities                                1,078,202                -         1,078,202
                                                    -----------------  ---------------  ----------------
Non-current liabilities:
   Long-term debt                                             634,028                -           634,028
   Long-term obligations under capital leases                  71,458          (19,274)           52,184
   Long-term real estate liabilities                          204,761          123,555           328,316
   Other non-current liabilities                              438,234           33,148           471,382
   Minority interest in consolidated franchisees                4,054                -             4,054
                                                    -----------------  ---------------  ----------------
Total liabilities                                           2,430,737          137,429         2,568,166
                                                    -----------------  ---------------  ----------------
   Commitments and contingencies
Stockholders' equity:
   Preferred stock                                                  -                -                 -
   Common stock                                                38,765                -            38,765
   Additional paid-in capital                                 464,543                -           464,543
   Accumulated other comprehensive
     loss                                                      (3,308)               -            (3,308)
   Accumulated deficit                                       (265,375)            (823)         (266,198)
                                                    -----------------  ---------------- ----------------
Total stockholders' equity                                    234,625             (823)          233,802
                                                    -----------------  ---------------- ----------------
Total liabilities and stockholders'equity           $       2,665,362  $       136,606  $      2,801,968
                                                    =================  ===============  ================





                                        Consolidated Balance Sheet
---------------------------------------------------------------------------------------------------------
                                                      Consolidated
                                                          A&P at                           Consolidated
                                                      Feb. 28, 2004    Corrections to          A&P as
                                                        prior to           lease            Restated at
                                                       Restatement       accounting        Feb. 28, 2004
                                                     ----------------  ---------------  -----------------

ASSETS
Current assets:
   Cash and cash equivalents                         $        297,008  $             -  $        297,008
   Accounts receivable                                        171,835                -           171,835
   Inventories                                                694,120                -           694,120
   Prepaid expenses and other current assets                   33,796            2,191            35,987
                                                     ----------------  ---------------  ----------------
   Total current assets                                     1,196,759            2,191         1,198,950
                                                     ----------------  ---------------  ----------------
Non-current assets:
   Property:
     Property owned, net                                    1,405,925          129,865         1,535,790
     Property leased under capital leases, net                 65,632          (15,712)           49,920
                                                     ----------------  ---------------- ----------------
   Property, net                                            1,471,557          114,153         1,585,710
   Other assets                                               115,500            2,686           118,186
                                                     ----------------  ---------------  ----------------
Total assets                                         $      2,783,816  $       119,030  $      2,902,846
                                                     ================  ===============  ================

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long term debt                 $          2,271  $             -  $          2,271
   Current portion of obligations under
     capital leases                                            15,901                -            15,901
   Accounts payable                                           480,712                -           480,712
   Book overdrafts                                             96,273                -            96,273
   Accrued salaries, wages and benefits                       177,142                -           177,142
   Accrued taxes                                               74,698                -            74,698
   Other accruals                                             236,238                -           236,238
                                                     ----------------  ---------------  ----------------
   Total current liabilities                                1,083,235                -         1,083,235
                                                     ----------------  ---------------  ----------------
Non-current liabilities:
   Long-term debt                                             642,296                -           642,296
   Long-term obligations under capital leases                  73,980          (18,737)           55,243
   Long-term real estate liabilities                          181,442          107,742           289,184
   Other non-current liabilities                              402,932           30,025           432,957
   Minority interest in consolidated franchisees                7,172                -             7,172
                                                     ----------------  ---------------  ----------------
Total liabilities                                           2,391,057          119,030         2,510,087
                                                     ----------------  ---------------  ----------------
   Commitments and contingencies
Stockholders' equity:
   Preferred stock                                                  -                -                 -
   Common stock                                                38,519                -            38,519
   Additional paid-in capital                                 459,579                -           459,579
   Accumulated other
     comprehensive loss                                       (27,239)               -           (27,239)
   Accumulated deficit                                        (78,100)               -           (78,100)
                                                     ----------------  ---------------  ----------------
Total stockholders' equity                                    392,759                -           392,759
                                                     ----------------  ---------------  ----------------
Total liabilities and
   stockholders' equity                              $      2,783,816  $       119,030  $      2,902,846
                                                     ================  ===============  ================


Note 3 - Changes in Accounting Methods

FIN 46-R
--------
         In December 2003, the FASB issued revised Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of `Accounting Research Bulletin No. 51'". FIN 46-R addresses the consolidation of entities whose equity holders have either (a) not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46-R requires the consolidation of these entities, known as variable interest entities ("VIE's"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. FIN 46-R applies immediately to variable interests in VIE's created or obtained after January 31, 2003. For variable interests in a VIE created before February 1, 2003, FIN 46-R applies to VIE's no later than the end of the first reporting period ending after March 15, 2004 (the quarter ended June 19, 2004 for our Company).

         Based upon the new criteria for consolidation of VIE's, we have determined that (i.) all of our franchised stores do not have sufficient equity at risk to allow them to finance their own activities, (ii.) we absorb the expected losses of all of our franchised stores, and (iii.) we have a de facto agency relationship with the franchisees in which the franchisees cannot sell, transfer, or encumber its interests in the franchise without our prior approval. Therefore, we are deemed the primary beneficiary and accordingly have included the franchisee operations in our consolidated financial statements as of February 23, 2003. As permitted by FIN 46-R, our Company elected to restate fiscal 2003's consolidated financial statements for the impact of adopting this interpretation for comparability purposes.

         As of February 26, 2005, we served 42 franchised stores in Canada. These franchisees are required to purchase inventory from our Company, which acts as a wholesaler to the franchisees. During fiscal 2004, fiscal 2003, and fiscal 2002, we had sales to these franchised stores of $732.5 million, $813.8 million and $712.5 million, respectively. In addition, we sublease the stores and lease the equipment in the stores to the franchisees. We also provide merchandising, advertising, bookkeeping and other consultative services to the franchisees for which we receive a fee, which primarily represents the reimbursement of costs incurred to provide such services.

         Prior to February 23, 2003, we held, as assets, inventory notes collateralized by the inventory in the stores and equipment lease receivables collateralized by the equipment in the stores. The current portion of the inventory notes and equipment leases, net of allowance for doubtful accounts, had been included in "Accounts receivable" on our Consolidated Balance Sheets, while the long-term portion of the inventory notes and equipment leases had been included in "Other assets" on our Consolidated Balance Sheets. The repayment of these inventory notes and equipment leases had been dependent upon positive operating results of the stores. To the extent that the franchisees incurred operating losses, we had established an allowance for doubtful accounts. We assessed the sufficiency of the allowance on a store by store basis based upon the operating results and the related collateral underlying the amounts due from the franchisees. In the event of default by a franchisee, we reserved the option to reacquire the inventory and equipment at the store and operate the franchise as a corporate owned store. The cumulative effect adjustment of $8.0 million primarily represents the difference between consolidating these entities as of February 23, 2003 and the allowance for doubtful accounts that was provided for these franchises at that date.

         Also refer to Note 13 - Commitments and Contingencies regarding our settlement of a class action lawsuit relating to our Canadian franchise business.

EITF 03-10
----------
         In November 2003, the Emerging Issues Task Force confirmed as a consensus EITF Issue No. 03-10, "Application of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, by Resellers to Sales Incentives Offered to Consumers by Manufacturers". The provisions of EITF 03-10 became effective for our Company in the first quarter of fiscal 2004. EITF 03-10 provides guidance for the reporting of vendor consideration received by a reseller as it relates to manufacturers' incentives, such as rebates or coupons, tendered by consumers. Vendor incentives should be included in revenues only if defined criteria are met. As such, our Company will continue to record as part of revenues manufacturers' coupons that can be presented at any retailer that accepts coupons. However, in the case of vendor incentives that can only be redeemed at a Company retail store, such consideration would be recorded as a decrease in cost of sales. As permitted by the transition provisions of EITF 03-10, we have reclassified prior year's sales and cost of sales for comparative purposes in this report. Implementation of EITF 03-10 has no effect on gross margin dollars, net income or cash flows, but certain vendor coupons or rebates that had been recorded in sales in the past are currently being recognized as a reduction of cost of sales. The implementation of EITF 03-10 has resulted in decreases in both sales and cost of sales of $48.7 million and $47.2 million for the fiscal 2004 and fiscal 2003, respectively.

Inventory
---------
         At February 28, 2004, approximately 6% of our inventories, relating to all merchandise sold in our Waldbaums and Farmer Jack banners, that were acquired during the past two decades, were valued at the lower of cost or market using the LIFO method. During fiscal 2004, we changed our method of valuing these inventories from the LIFO method to the FIFO method. We believe that the new method is preferable because the FIFO method produces an inventory value on our Consolidated Balance Sheets that better approximates current costs. In addition, under FIFO, the flow of costs is generally more consistent with our physical flow of goods. The adoption of the FIFO method will enhance comparability of our financial statements by conforming all of our inventories to the same accounting method. Our Company applied this change by retroactively restating our consolidated financial statements as required by Accounting Principles Board Opinion No. 20, "Accounting Changes," which resulted in an increase to retained earnings as of February 23, 2002 of approximately $18.6 million.

Overall Impact
--------------
         The following tables reflect the impact of the adoption of (i.) FIN 46-R on our Canadian operations, including the impact of all elimination entries relating to the consolidation of the franchisees, (ii.) EITF 03-10 on our U.S. ($27.5 million for fiscal 2004 as compared to $32.1 million for fiscal 2003) and Canadian ($21.2 million for fiscal 2004 as compared to $15.1 million for fiscal
2003) operations, and (iii.) the change in our method of valuing certain of our inventories from the LIFO method to the FIFO method on our U.S. operations in our Consolidated Statements of Operations and Consolidated Balance Sheets for the periods presented.



                                           Consolidated Statement of Operations
-------------------------------------------------------------------------------------------------------------------------
                                                                                                            Consolidated
                                                                                                             A&P for the
                                                                                                           52 weeks ended
                                                                        Consolidated                       Feb. 26, 2005
                                                       A&P for the        Impact of         Impact of         prior to
                                                      52 weeks ended   adoption of         adoption of       corrections
                                                       Feb. 26, 2005      FIN 46-R         EITF 03-10         in Note 2
                                                   ------------------- --------------   ----------------  ---------------


Sales                                                $  10,754,364     $     149,293    $     (48,746)    $    10,854,911
Cost of merchandise sold                                (7,851,399)          (11,118)          48,746          (7,813,771)
                                                     -------------     --------------   -------------     ---------------
Gross margin                                             2,902,965           138,175                -           3,041,140
Store operating, general and administrative
   expense                                              (3,014,698)         (123,875)               -          (3,138,573)
                                                     -------------     -------------    -------------     ---------------
(Loss) income from operations                             (111,733)           14,300                -             (97,433)
Interest expense                                           (89,244)                -                -             (89,244)
Interest income                                              7,213            (4,437)               -               2,776
Minority interest in earnings
   of consolidated franchisees                                   -               772                -                 772
                                                     -------------     -------------    -------------     ---------------
(Loss) income from continuing
   operations before income taxes                         (193,764)           10,635                -            (183,129)
Benefit from (provision for)
   income taxes                                                735              (792)               -                 (57)
                                                     -------------     -------------    -------------     ---------------
   (Loss) income from
     continuing operations                                (193,029)            9,843                -            (183,186)

Discontinued operations:
   Loss from operations of
     discontinued businesses, net of tax                    (1,387)                -                -              (1,387)
   Loss on disposal of
     discontinued operations, net of tax                    (2,702)                -                -              (2,702)
                                                     --------------    -------------    -------------     ----------------
   Loss from discontinued operations                        (4,089)                -                -              (4,089)
                                                     --------------    -------------    -------------     ---------------
Net (loss) income                                    $    (197,118)    $       9,843    $           -     $      (187,275)
                                                     =============     =============    =============     ===============

Net (loss) income - basic & diluted                  $       (5.11)    $        0.26    $           -     $         (4.85)
                                                     ==============    =============    =============     ===============

Depreciation                                         $    (264,691)    $      (4,310)   $           -     $      (269,001)
                                                     -------------     -------------    -------------     ---------------




                                      Consolidated Statement of Operations
---------------------------------------------------------------------------------------------------------------
                                                                                                 Consolidated
                              Consolidated                                                         A&P for the
                                 A&P as                                                          53 weeks ended
                               previously                                                        Feb. 28, 2004
                            reported for the      Impact of       Impact of     Change from         prior to
                            53 weeks ended       adoption of     adoption of      LIFO to         Restatement
                              Feb. 28, 2004       FIN 46-R       EITF 03-10         FIFO           in Note 2
                            ---------------    -------------    -------------   -------------  ----------------


Sales                       $    10,812,462    $     134,054    $     (47,208)  $           -  $    10,899,308
Cost of merchandise sold         (7,882,646)           8,404           47,208            (177)      (7,827,211)
                            ----------------   -------------    -------------   --------------      ----------
Gross margin                      2,929,816          142,458                -            (177)       3,072,097
Store operating, general
   and administrative
   expense                       (3,098,305)        (137,917)               -               -       (3,236,222)
                            ----------------   -------------    -------------   -------------  ---------------
(Loss) income from
   operations                      (168,489)           4,541                -            (177)        (164,125)
Interest expense                    (81,814)               -                -               -          (81,814)
Interest income                       7,285           (5,003)               -               -            2,282
Minority interest in
   earnings of consolidated
   franchisees                            -             (142)               -               -             (142)
                            ----------------   -------------    -------------   -------------  ----------------
Loss from continuing
   operations before
   income taxes                    (243,018)            (604)               -            (177)        (243,799)
Benefit from (provision
   for) income taxes                 31,671           (1,097)               -               -           30,574
                            ----------------   -------------    -------------   -------------  ----------------
   Loss from continuing
     operations                    (211,347)          (1,701)               -            (177)        (213,225)
Discontinued operations:
   Loss from operations
     of discontinued
     businesses, net of tax         (32,703)               -                -               -          (32,703)
   Gain on disposal of
     discontinued
     operations, net of tax          97,026                -                -               -           97,026
                            ---------------    -------------    -------------   -------------  ---------------
   Income from
     discontinued
     operations                      64,323                -                -               -           64,323
                            ---------------    -------------    -------------   -------------  ---------------
Loss before cumulative
   effect of change in
   accounting principle            (147,024)          (1,701)               -            (177)        (148,902)
Cumulative effect of
   change in accounting
   principle - FIN 46-R,
   net of tax                             -           (8,047)               -               -           (8,047)
                            ---------------    --------------   -------------   -------------  ----------------
Net loss                    $      (147,024)   $      (9,748)   $           -   $        (177) $      (156,949)
                            ================   ==============   =============   ============== ================
Net loss - basic & diluted  $         (3.82)   $      (0.25)    $           -   $      (0.01)  $         (4.08)
                            ================   =============    =============   =============  ================

Depreciation                $      (267,155)   $      (5,495)   $           -   $           -  $      (272,650)
                            ----------------   -------------    -------------   -------------  ----------------



                                  Consolidated Statement of Operations
--------------------------------------------------------------------------------------------------------
                                                       Consolidated                       Consolidated
                                                          A&P as                           A&P for the
                                                        previously                       52 weeks ended
                                                       reported for                       Feb. 22, 2003
                                                       the 52 weeks      Change from        prior to
                                                           ended            LIFO           Restatement
                                                       Feb. 22, 2003       to FIFO          in Note 2
                                                   ------------------  ---------------  ----------------

Sales                                              $    10,096,781     $           -    $     10,096,781
Cost of merchandise sold                                (7,251,322)           (1,135)         (7,252,457)
                                                   ----------------    --------------   ----------------
Gross margin                                             2,845,459            (1,135)          2,844,324
Store operating, general and administrative
   expense                                              (2,839,201)                -          (2,839,201)
                                                   ---------------     -------------    ----------------
Income (loss) from operations                                6,258            (1,135)              5,123
Interest expense                                           (84,679)                -             (84,679)
Interest income                                              7,897                 -               7,897
                                                   ---------------     -------------    ----------------
Loss from continuing operations
   before income taxes                                     (70,524)           (1,135)            (71,659)
Provision for income taxes                                (130,630)                -            (130,630)
                                                   ---------------     -------------    ----------------
   Loss from continuing operations                        (201,154)           (1,135)           (202,289)

Discontinued operations:
   Gain from operations of discontinued
     businesses, net of tax                                  7,645                 -               7,645
   Gain on disposal of discontinued
     operations, net of tax                                      -                 -                   -
                                                   ---------------     -------------    ----------------
   Gain from discontinued operations                         7,645                 -               7,645
                                                   ---------------     -------------    ----------------
Net loss                                           $      (193,509)    $      (1,135)   $       (194,644)
                                                   ================    ==============   ================
Net loss - basic & diluted                         $        (5.02)     $      (0.03)    $         (5.05)
                                                   ===============     =============    ================

Depreciation                                       $      (250,070)    $           -    $       (250,070)
                                                   ---------------     -------------    ----------------



                                    Consolidated Balance Sheet
--------------------------------------------------------------------------------------------------------
                                                                                          Consolidated
                                                                                             A&P at
                                                                                          Feb. 26, 2005
                                                       Consolidated       Impact of         prior to
                                                          A&P at         adoption of       corrections
                                                      Feb. 26, 2005       FIN 46-R           in Note 2
                                                    ---------------- -----------------  ----------------

ASSETS
Current assets:
   Cash and cash equivalents                        $         241,363  $        16,385  $        257,748
   Accounts receivable                                        160,429          (14,922)          145,507
   Inventories                                                703,111           17,688           720,799
   Prepaid expenses and other current assets                   38,059               (3)           38,056
                                                    -----------------  ---------------- ----------------
   Total current assets                                     1,142,962           19,148         1,162,110
                                                    -----------------  ---------------  ----------------
Non-current assets:
   Property:
     Property owned, net                                    1,315,407           11,678         1,327,085
     Property leased under capital leases, net                 54,580                -            54,580
                                                    -----------------  ---------------  ----------------
   Property, net                                            1,369,987           11,678         1,381,665
   Other assets                                               145,904          (24,317)          121,587
                                                    -----------------  ---------------  ----------------
Total assets                                        $       2,658,853  $         6,509  $      2,665,362
                                                    =================  ===============  ================

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long term debt                $           2,278  $             -  $          2,278
   Current portion of obligations under capital
     leases                                                     8,331                -             8,331
   Accounts payable                                           542,936              545           543,481
   Book overdrafts                                             83,306                -            83,306
   Accrued salaries, wages and benefits                       179,236            1,937           181,173
   Accrued taxes                                               49,534            2,457            51,991
   Other accruals                                             207,735              (93)          207,642
                                                    -----------------  ---------------- ----------------
   Total current liabilities                                1,073,356            4,846         1,078,202
                                                    -----------------  ---------------  ----------------
Non-current liabilities:
   Long-term debt                                             634,028                -           634,028
   Long-term obligations under capital leases                  71,458                -            71,458
   Long-term real estate liabilities                          204,761                -           204,761
   Other non-current liabilities                              439,250           (1,016)          438,234
   Minority interest in consolidated franchisees                    -            4,054             4,054
                                                    -----------------  ---------------  ----------------
Total liabilities                                           2,422,853            7,884         2,430,737
                                                    -----------------  ---------------  ----------------
   Commitments and contingencies
Stockholders' equity:
   Preferred stock                                                  -                -                 -
   Common stock                                                38,765                -            38,765
   Additional paid-in capital                                 464,543                -           464,543
   Accumulated other comprehensive loss                        (1,839)          (1,469)           (3,308)
   Accumulated (deficit) earnings                            (265,469)              94          (265,375)
                                                    -----------------  ---------------  -----------------
Total stockholders' equity                                    236,000           (1,375)          234,625
                                                    -----------------  ---------------  ----------------
Total liabilities and stockholders'equity           $       2,658,853  $         6,509  $      2,665,362
                                                    =================  ===============  ================




                                       Consolidated Balance Sheet
--------------------------------------------------------------------------------------------------------
                                                                                           Consolidated
                                                                                              A&P at
                                                                                           Feb. 28, 2004
                                     Consolidated        Impact of       Impact of          prior to
                                        A&P at          adoption of     change from         Restatement
                                     Feb. 28, 2004       FIN 46-R       LIFO to FIFO        in Note 2
                                    --------------   ----------------  ---------------  ----------------

ASSETS
Current assets:
   Cash and cash equivalents        $       276,151  $         20,857  $             -  $        297,008
   Accounts receivable                      190,737           (18,902)               -           171,835
   Inventories                              654,344            22,491           17,285           694,120
   Prepaid expenses and other
     current assets                          33,651               145                -            33,796
                                    ---------------  ----------------  ---------------  ----------------
   Total current assets                   1,154,883            24,591           17,285         1,196,759
                                    ---------------  ----------------  ---------------  ----------------
Non-current assets:
   Property:
     Property owned, net                  1,383,702            22,223                -         1,405,925
     Property leased under
       capital leases, net                   65,632                 -                -            65,632
                                    ---------------  ----------------  ---------------  ----------------
   Property, net                          1,449,334            22,223                -         1,471,557
   Other assets                             154,904           (39,404)               -           115,500
                                    ---------------  ----------------  ---------------  ----------------
Total assets                        $     2,759,121  $          7,410  $        17,285  $      2,783,816
                                    ===============  ================  ===============  ================

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long term
     debt                           $         2,271  $              -  $             -  $          2,271
   Current portion of obligations
     under capital leases                    15,901                 -                -            15,901
   Accounts payable                         477,536             3,176                -           480,712
   Book overdrafts                           96,273                 -                -            96,273
   Accrued salaries, wages and
     benefits                               176,812               330                -           177,142
   Accrued taxes                             69,217             5,481                -            74,698
   Other accruals                           235,910               328                -           236,238
                                    ---------------  ----------------  ---------------  ----------------
   Total current liabilities              1,073,920             9,315                -         1,083,235
                                    ---------------  ----------------  ---------------  ----------------
Non-current liabilities:
   Long-term debt                           642,296                 -                -           642,296
   Long-term obligations under
     capital leases                          73,980                 -                -            73,980
   Long-term real estate liabilities        181,442                 -                -           181,442
   Other non-current liabilities            401,659             1,273                -           402,932
   Minority interest in consolidated
     franchisees                                  -             7,172                -             7,172
                                    ---------------  ----------------  ---------------  ----------------
Total liabilities                         2,373,297            17,760                -         2,391,057
                                    ---------------  ----------------  ---------------  ----------------
   Commitments and contingencies
Stockholders' equity:
   Preferred stock                                -                 -                -                 -
   Common stock                              38,519                 -                -            38,519
   Additional paid-in capital               459,579                 -                -           459,579
   Accumulated other
     comprehensive loss                     (26,637)             (602)               -           (27,239)
   Accumulated (deficit) earnings           (85,637)           (9,748)          17,285           (78,100)
                                    ---------------  ----------------  ---------------  ----------------
Total stockholders' equity                  385,824           (10,350)          17,285           392,759
                                    ---------------  ----------------- ---------------  ----------------
Total liabilities and
   stockholders' equity             $     2,759,121  $          7,410  $        17,285  $      2,783,816
                                    ===============  ================  ===============  ================




Note 4 - Valuation of Goodwill and Long-Lived Assets

Goodwill
--------
         In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). As disclosed previously, goodwill will no longer be amortized but will be subject to impairment tests on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. SFAS 142 was effective for our Company on February 24, 2002. We completed our initial impairment review during the second quarter of fiscal 2002 and concluded a transitional impairment charge from the adoption of the standard was not required.

         In accordance with the standard, we selected our fiscal fourth quarter to conduct our annual impairment test for goodwill. However, through the third quarter of fiscal 2003, we experienced operating losses for the past two years for one of our Midwest asset groups, which we believe was a triggering event under Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") for potential impairment of the asset group's long-lived assets. In addition, the triggering event under SFAS 144 also triggered testing the Midwest's goodwill for potential impairment under SFAS 142.

         To assess the Midwest's goodwill for impairment under SFAS 142, we performed an assessment of the carrying value of the reporting unit to determine if the fair value of the reporting unit was below its carrying value. The fair value of the Midwest reporting unit was determined through internal analysis and a valuation performed by an independent third party appraiser, primarily using the discounted cash flow approach based on forward looking information regarding revenues and costs of the Midwest. This valuation was based on a number of estimates and assumptions, including the projected future operating results of the Midwest, discount rate, and long term growth rate. As a result of this review, we determined that the fair value of the Midwest was below its carrying value and that the carrying value of the reporting unit goodwill exceeded its implied fair value (defined as the fair value of the reporting unit less the fair value of all assets and liabilities other than goodwill). Further, based upon the analysis, we concluded that the Midwest's goodwill was entirely impaired and we recorded an impairment charge of $27.0 million as a component of operating loss in "Store operating, general and administrative expense" in our Consolidated Statement of Operations for the year ended February 28, 2004.

Long-Lived Assets
-----------------
         In accordance with SFAS 144, we review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is primarily based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment on a discounted basis using a probability weighted approach and a risk free rate.

         During fiscal 2004, fiscal 2003 and fiscal 2002, we recorded property impairment losses as follows:



                                       Fiscal 2004                      Fiscal 2003                      Fiscal 2002
                             -------------------------------  -------------------------------  -------------------------------
                              U.S.      Canada       Total     U.S.      Canada       Total     U.S.      Canada       Total
                             -------   ---------   ---------  -------   ---------   ---------  ------    -------     ---------

Impairments due to
   closure or conversion
   in the normal course
   of business               $   6.0    $   0.7    $   6.7    $   4.4    $   1.7    $  6.1     $ 21.3    $   3.2     $ 24.5
Impairments due to
   unrecoverable assets         34.7          -       34.7       33.1          -      33.1         -           -          -
Impairments related to
   the 2001 Asset
   Disposition (1)               2.6          -        2.6        0.4          -       0.4         -           -          -
Impairments related to
   the Farmer Jack
   restructuring (1)             0.1          -        0.1        4.1          -       4.1         -          -           -
Impairments related to
   our exit of the northern
   New England and
   Kohls markets (2)             0.6          -        0.6       19.0          -      19.0         -          -           -
                             -------    -------    -------    -------    -------    ------     ------    -------     ------
Total impairments            $  44.0    $   0.7    $  44.7    $  61.0     $   1.7   $ 62.7     $ 21.3    $   3.2     $ 24.5
                             =======    =======    =======    =======    =======    ======     ======    =======     ======

         (1) Refer to Note 6 - Asset Disposition Initiative
         (2) Refer to Note 5 - Discontinued Operations



Impairments due to closure or conversion in the normal course of business
-------------------------------------------------------------------------
         We review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2004, fiscal 2003, and fiscal 2002, we recorded impairment losses on property, plant and equipment of $5.8 million, $6.1 million, and $24.5 million, respectively, related to stores that were or will be closed in the normal course of business.

         Our impairment reviews may also be triggered by appraisals of or offers for our long-lived assets we receive in the normal course of business. During fiscal 2004, we recorded an impairment loss of $0.9 million in the U.S. related to certain idle property that, based upon new information received about such assets, including an appraisal and an offer, was impaired and written down to its net realizable value. There were no such amounts recorded during fiscal 2003 or fiscal 2002.

         All of these amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

Impairments due to unrecoverable assets
---------------------------------------
         During the third quarter of fiscal 2003 and in connection with the goodwill impairment test discussed above, we reviewed the carrying value of all of the Midwest's long-lived assets for potential impairment under SFAS 144. We estimated the Midwest's future cash flows from its long-lived assets, primarily equipment and leasehold improvements, based on internal analysis and valuations performed by an independent third party appraiser. For those asset groups for which the carrying value was not recoverable from their future cash flows, we determined the fair value of the related assets based on the same analysis, primarily using the discounted cash flow approach. As a result of this review, we recorded an impairment charge for the Midwest's long-lived assets of $33.1 million as a component of operating loss in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the year ended February 28, 2004.

         During the third quarter of fiscal 2004, we updated our review of the carrying value of several of the Midwest's long-lived assets for potential impairment under SFAS 144 as we experienced operating losses for the past two years for several of our Midwest asset groups. We estimated the Midwest's future cash flows from their long-lived assets, primarily equipment and leasehold improvements, based on internal analysis and valuations performed by an independent third party appraiser. For those asset groups for which the carrying value was not recoverable from their future cash flows, we determined the fair value of the related assets based on the same analysis, primarily using the discounted cash flow approach. As a result of this review, we recorded impairment charges for the Midwest's long-lived assets of $34.7 million, which was recorded as a component of operating loss in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the year ended February 26, 2005.

Impairments related to the 2001 Asset Disposition
-------------------------------------------------
          During fiscal 2004 and fiscal 2003, we recorded additional impairments related to the 2001 Asset Disposition of $2.6 million and $0.4 million, respectively as a result of not realizing the original expectations of redeploying idle assets. These amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the years ended February 26, 2005 and February 28, 2004.

Impairments related to the Farmer Jack Restructuring
---------------------------------------------------
         During fiscal 2004 and fiscal 2003, we recorded impairment losses on property, plant and equipment of $0.1 million and $4.1, respectively, million related to property writedowns as a result of the Farmer Jack restructuring as discussed in Note 6 - Asset Disposition Initiative. These amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the years ended February 26, 2005 and February 28, 2004.

Impairments related to our exit of the northern New England and Kohls markets
-----------------------------------------------------------------------------
         During fiscal 2004 and fiscal 2003, we recorded impairment losses of $0.6 million and $19.0 million, respectively, related to stores closed as a result of our exit of the northern New England and Kohl's markets. These amounts were included in our Consolidated Statements of Operations under the caption "(Loss) gain on disposal of discontinued operations, net of tax"
(see Note 5 of our Consolidated Financial Statements).

         The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

         If current operating levels and trends continue, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.


Note 5 -- Discontinued Operations

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

         Upon the decision to sell these stores, we applied the provisions of SFAS 144 to these properties held for sale. SFAS 144 requires properties held for sale to be classified as a current asset and valued on an asset-by-asset basis at the lower of carrying amount or fair value less costs to sell. In applying those provisions, we considered, where available, the binding sale agreements related to these properties as an estimate of the assets' fair value.

         We have accounted for all of these separate business components as discontinued operations in accordance with SFAS 144. In determining whether a store or group of stores qualifies as discontinued operations treatment, we include only those stores for which (i.) the operations and cash flows will be eliminated from our ongoing operations as a result of the disposal and (ii.) we will not have any significant continuing involvement in the operations of the stores after the disposal. In making this determination, we consider the geographic location of the stores. If stores to be disposed of are replaced by other stores in the same geographic district, we would not include the stores as discontinued operations.

         Amounts in the financial statements and related notes for all periods shown have been reclassified to reflect the discontinued operations. Summarized below are the operating results for these discontinued businesses, which are included in our Consolidated Statements of Operations, under the caption "Income
(loss) from operations of discontinued businesses, net of tax" for fiscal 2004, fiscal 2003, and fiscal 2002, and the results of disposing these businesses which are included in "(Loss) gain on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations for fiscal years 2004 and 2003.



                                                                 Fiscal 2004
                                    --------------------------------------------------------------------
                                                                            Eight
                                       Northern                            O'Clock
                                      New England         Kohl's           Coffee             Total
                                    ---------------  ----------------  ---------------  ----------------

Income (loss) from operations of
     discontinued businesses
Sales                               $           -    $           -     $           -    $           -
Operating expenses                            292             (981)             (698)          (1,387)
                                    -------------  ---------------     ---------------  -------------
Income (loss) from operations of
   discontinued businesses, before
   tax                                        292             (981)             (698)          (1,387)
Tax provision                                   -                -                 -                -
                                    -------------  ----------------    ---------------  -------------
Income (loss) from operations of
   discontinued businesses, net of
   tax                              $         292    $        (981)    $        (698)   $      (1,387)
                                    ===============  ================  ===============  =============

Disposal related costs included in operating expenses above:
-----------------------------------------------------------
Severance and benefits              $       (326)    $           -     $           -    $        (326)
Reversal of previously accrued
   occupancy related costs                      -              354                 -              354
Non-accruable closing costs                   626             (595)             (698)            (667)
Interest accretion on present value
   of future occupancy costs                   (8)            (740)                -             (748)
                                    ---------------  ----------------  ---------------  -------------
Total disposal related costs        $         292    $        (981)    $        (698)   $      (1,387)
                                    ---------------  ----------------  ---------------  -------------

Loss on disposal of discontinued
     businesses
Property impairments                $           -    $        (602)    $           -    $        (602)
Loss on sale of business                        -                -            (2,100)          (2,100)
                                    ---------------  ----------------  ---------------  -------------
Loss on disposal of discontinued
   businesses, before tax                       -             (602)           (2,100)          (2,702)
Tax provision                                   -                -                 -                -
                                    ---------------  ----------------  ---------------  -------------
Loss on disposal of discontinued
   businesses, net of tax           $           -    $        (602)    $      (2,100)   $      (2,702)
                                    ===============  ================  ===============  =============




                                                                 Fiscal 2003
                                    --------------------------------------------------------------------
                                                                            Eight
                                       Northern                            O'Clock
                                      New England         Kohl's           Coffee             Total
                                    ---------------  ----------------  ---------------  ----------------

(Loss) income from operations of
     discontinued businesses
Sales                               $      32,726    $     123,229     $      65,265    $     221,220
Operating expenses                        (42,536)        (174,890)          (60,179)        (277,605)
                                    -------------    ----------------  ---------------  -------------
(Loss) income from operations of
   discontinued businesses, before
   tax                                     (9,810)         (51,661)            5,086          (56,385)
Tax benefit (provision)                     4,120           21,698            (2,136)          23,682
                                    ---------------  ----------------  ---------------  -------------
(Loss) income from operations of
   discontinued businesses, net of
   tax                              $      (5,690)   $     (29,963)    $       2,950    $     (32,703)
                                    ===============  ================  ===============  ==============

Disposal related costs included in operating expenses above:
-----------------------------------------------------------
Pension withdrawal liability        $           -    $      (6,500)    $           -    $      (6,500)
Occupancy related costs                    (3,993)         (28,387)                -          (32,380)
Reversal of previously accrued
   occupancy related costs                      -            4,458                 -            4,458
Non-accruable inventory costs                (175)          (2,511)                -           (2,686)
Non-accruable closing costs                (2,555)          (2,890)          (12,275)         (17,720)
Gain on sale of inventory                   1,645                -                 -            1,645
Severance and benefits                     (2,670)          (6,562)                -           (9,232)
Interest accretion on present value
   of future occupancy costs                   (6)            (353)                -             (359)
                                    ---------------  ----------------  ---------------  --------------
Total disposal related costs        $      (7,754)   $     (42,745)    $     (12,275)   $     (62,774)
                                    ---------------  ----------------  ---------------  --------------


Gain (loss) on disposal of
       discontinued businesses
Gain on sale of fixed assets        $      85,983    $      15,272     $      85,000    $     186,255
Fixed asset impairments                         -          (18,968)                -          (18,968)
                                    ---------------  ----------------  ---------------  --------------
Gain (loss) on disposal of
   discontinued businesses,
   before tax                              85,983           (3,696)           85,000          167,287
Tax (provision) benefit                   (36,113)           1,552           (35,700)         (70,261)
                                    -------------    ----------------  ---------------  ----------------
Gain (loss) on disposal of
   discontinued businesses,
   net of tax                       $      49,870    $      (2,144)    $      49,300    $      97,026
                                    =============    ================  ===============  ================



                                                                 Fiscal 2002
                                    --------------------------------------------------------------------
                                                                            Eight
                                       Northern                            O'Clock
                                      New England         Kohl's           Coffee             Total
                                    ---------------  ----------------  ---------------  ----------------

Income (loss) from operations of
     discontinued businesses
Sales                               $     284,434    $     337,197     $      75,958    $     697,589
Operating expenses                       (278,514)        (344,226)          (61,668)        (684,408)
                                    -------------  ---------------     ---------------  -------------
Income (loss) from operations of
   discontinued businesses, before
   tax                                      5,920           (7,029)           14,290           13,181
Tax (provision) benefit                    (2,486)           2,952            (6,002)          (5,536)
                                    ---------------  ----------------  ---------------  --------------
Income (loss) from operations of
   discontinued businesses, net of
   tax                              $       3,434    $      (4,077)    $       8,288    $       7,645
                                    ===============  ================  ===============  =============


Northern New England
--------------------
         As previously stated, as part of our strategic plan we decided, in February 2003, to exit the northern New England market by closing and/or selling 21 stores in that region in order to focus on our core geographic markets. As a result of these sales, we generated proceeds of $117.5 million, resulting in a gain of $86.0 million ($49.9 million after tax). This gain was included in "(Loss) gain on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations for fiscal 2003. In addition, as part of the exit of this business, we reported a loss of $9.8 million ($5.7 million after tax) for fiscal 2003, which was included in "(Loss) income from operations of discontinued businesses, net of tax" on our Consolidated Statements of Operations. During fiscal 2004, we recorded gains of $0.3 million primarily due to favorable results of winding down this business. This amount is included in "(Loss) income from operations of discontinued businesses, net of tax" in our Consolidated Statements of Operations.

         The following table summarizes the reserve activity related to the exit of the northern New England market since the charge was recorded:



                                                                     Severance
                                                                        and
                                           Occupancy                 Benefits               Total
                                           ---------                 --------             --------


   Fiscal 2003 charge (1)                    $3,993                   $2,670               $6,663
   Additions (2)                                  6                        -                    6
   Utilization (3)                           (3,547)                  (2,612)              (6,159)
                                            --------                  -------             --------
   Balance at
       February 28, 2004                        452                       58                  510
   Additions (2)                                  8                      326                  334
   Utilization (3)                             (460)                    (384)                (844)
                                            --------                  -------             --------
   Balance at
       February 26, 2005                    $     -                   $    -              $     -
                                            ========                  =======             ========

   (1) The fiscal 2003 charge to occupancy consists of $4.0 million related to future expected occupancy costs such as rent, common area maintenance and real estate taxes. The fiscal 2003 charge to severance and benefits of $2.7 million related to severance to be paid to employees terminated as a result of our exit from the northern New England market.
   (2) The additions to occupancy represents the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge.
   (3) Occupancy utilization represents vacancy related payments for closed locations. Severance and benefits utilization represents payments made to terminated employees during the period.


         As of February 26, 2005, we had paid approximately $3.0 million in severance and benefits costs, which resulted from the termination of approximately 300 employees.

         At February 26, 2005 and February 28, 2004, nil and $0.3 million, respectively, of the northern New England exit reserves were included in "Other accruals" and nil and $0.2 million, respectively, were included in "Other non-current liabilities" on our Consolidated Balance Sheets. As of February 26, 2005, we have disposed of all locations in the northern New England market.

Kohl's Market
-------------
         As previously stated, as part of our strategic plan we decided to exit the Madison and Milwaukee, Wisconsin markets, which comprised our Kohl's banner.

         As a result of the Madison sales, we generated proceeds of $20.1 million, resulting in a gain of $8.8 million ($5.6 million after tax). This gain was included in "(Loss) gain on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations for fiscal 2003.

         As a result of the decision to exit Milwaukee, we estimated the assets' fair market value using a probability weighted average approach based upon expected proceeds and recorded impairment losses on the property, plant and equipment at the remaining Kohl's locations of $19.0 million during fiscal 2003. Further, during fiscal 2004, we recorded additional impairment losses of $0.6 million as a result of originally estimated proceeds on the disposal of these assets not being achieved. This net loss is also included in "(Loss) gain on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations.

         As a result of the closure and impending sale of certain Milwaukee locations, we recorded exit costs net of the results of these businesses while they were open of $51.7 million for fiscal 2003. This charge is detailed in the tables above and included in "Income (loss) from operations of discontinued businesses, net of tax" in our Consolidated Statements of Operations for fiscal 2003. During fiscal 2004, we recorded costs of $1.0 million primarily due to the costs of winding down this business.

         The following table summarizes the reserve activity since the charge was recorded:


                                                      Severance
                                                         and              Fixed
                                       Occupancy       Benefits           Assets            Total
                                       ---------  ----------------      -----------     -----------

   Fiscal 2003 charge (1)                 $25,487        $13,062           $18,968        $57,517
   Additions (2)                              352              -                 -            352
   Utilization (3)                         (5,342)        (8,228)          (18,968)       (32,538)
   Adjustments (4)                         (1,458)             -                 -         (1,458)
                                         --------       --------           -------        -------
   Balance at
       February 28, 2004                   19,039          4,834                 -         23,873
   Additions (2)                              688             52               602          1,342
   Utilization (3)                         (1,918)        (2,201)             (602)        (4,721)
   Adjustments (4)                           (354)             -                 -           (354)
                                         --------       --------          --------        -------

   Balance at
       February 26, 2005                  $17,455       $  2,685          $      -        $20,140
                                          =======       ========          ========        =======

   (1) The fiscal 2003 charge to occupancy consists of $25.5 million related to future occupancy costs such as rent, common area maintenance and real estate taxes. The fiscal 2003 charge to severance and benefits of $13.1 million related to severance costs of $6.6 million and costs for future obligations for early withdrawal from multi-employer union pension plans and a health and welfare plan of $6.5 million. The fiscal 2003 charge to property of $18.9 million represents the impairment losses at certain
       Kohl's locations.
   (2) The additions to occupancy and severance and benefits represent the interest accretion on future occupancy costs and future obligations for early withdrawal from multi-employer union pension plans which were recorded at present value at the time of the original charge. The addition to fixed assets represents additional impairment losses recorded as a result of originally estimated proceed on the disposal of these assets not being achieved.
   (3) Occupancy utilization represents vacancy related payments for closed locations such as rent, common area maintenance, real estate taxes and lease termination payments. Severance and benefits utilization represents payments made to terminated employees during the period and payments for pension withdrawal.
   (4) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2003, we recorded net adjustments of $1.5 million primarily related to reversals of previously accrued occupancy related costs due to favorable results of terminating and subleasing certain locations of $4.5 million offset by additional vacancy accruals of $3.0 million. During fiscal 2004, we recorded a reversal of previously accrued occupancy related costs due to favorable results of terminating leases.


         As of February 26, 2005, we had paid approximately $10.4 million of the total original severance and benefits charge recorded, which resulted from the termination of approximately 2,000 employees. The remaining severance liability relates to future obligations for early withdrawal from multi-employer union pension plans which will be paid by mid-2006, and individual severance payments which will be paid by the end of fiscal 2005.

         At February 26, 2005, and February 28, 2004, $5.9 million and $5.2 million, respectively, of the Kohl's exit reserves were included in "Other accruals" and $14.2 million and $18.7 million, respectively, were included in "Other non-current liabilities" on our Consolidated Balance Sheets. We have evaluated the liability balance of $20.1 million as of February 26, 2005 based upon current available information and have concluded that it is appropriate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.

Eight O'Clock Coffee
--------------------
         During fiscal 2003, we completed the sale of our Eight O'Clock Coffee business, generating gross proceeds of $107.5 million and a net gain after transaction related costs of $85.0 million ($49.3 million after tax). The sale of the coffee business also included a contingent note for up to $20.0 million, the value and payment of which is based upon certain elements of the future performance of the Eight O'Clock Coffee business and therefore is not included in the gain. During fiscal 2003, we incurred costs of $12.3 million related to the sale, which was included in "Income (loss) from operations of discontinued businesses, net of tax" on our Consolidated Statements of Operations. During fiscal 2004, we incurred costs of $2.1 million which consisted of a post-sale working capital settlement between the buyer and our Company for which the amount was not determinable at the time of the sale. This amount is included in "(Loss) gain on disposal of discontinued operations, net of tax" in our Consolidated Statements of Operations. Further, during fiscal 2004, we incurred costs of $0.7 million related to winding down this business subsequent to its sale and included this amount in "Income (loss) from operations of discontinued businesses, net of tax" in our Consolidated Statements of Operations.


Note 6 - Asset Disposition Initiative

Overview
--------
         In fiscal 1998 and fiscal 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores including the exit of the Richmond, Virginia and Atlanta, Georgia markets (Project Great Renewal). In addition, during the third quarter of fiscal 2001, we announced that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) would be closed and/or sold, and certain administrative streamlining would take place (2001 Asset Disposition). During the fourth quarter of fiscal 2003, we announced an initiative to close 6 stores and convert 13 stores to our Food Basics banner in the Detroit, Michigan and Toledo, Ohio markets (Farmer Jack Restructuring).

         Presented below is a reconciliation of the activities recorded on our Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for fiscal 2004, fiscal 2003, and fiscal 2002. Present value ("PV") interest represents interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. Non-accruable items represent charges related to the restructuring that are required to be expensed as incurred in accordance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities".


                                           Fiscal 2004                                      Fiscal 2003
                         ----------------------------------------------  ------------------------------------------------
                          Project      2001         Farmer                  Project      2001        Farmer
                           Great       Asset         Jack                    Great       Asset        Jack
                          Renewal   Disposition  Restructuring  Total       Renewal   Disposition Restructuring    Total
                         --------   -----------  ------------- --------  -----------  ----------- ------------- ---------

   Balance Sheet accruals
   ----------------------
   PV interest           $  1,922   $     2,456  $       687  $   5,065  $     2,638  $     2,850  $        56  $   5,544
   Occupancy                    -             -            -          -            -            -       20,999     20,999
   Severance                    -             -            -          -            -            -        8,930      8,930
   Total accrued to
     balance sheets      --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------
                            1,922         2,456          687      5,065        2,638        2,850       29,985     35,473
                         --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------

   Occupancy reversals          -        (4,488)           -     (4,488)           -       (6,778)           -     (6,778)
   Additional occupancy
     accrual                    -             -            -          -            -          991            -        991
   Additional severance         -             -            -          -            -        1,613            -      1,613
   Adjustments to
     balance sheets      --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------
                                -        (4,488)           -     (4,488)           -       (4,174)           -     (4,174)
                         --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------

   Non-accruable items
     recorded on Statements
     of Operations
   Property writedowns          -         2,659           90      2,749            -          422        4,129      4,551
   Inventory markdowns          -             -          291        291            -            -        2,244      2,244
   Closing costs                -             -          689        689            -           44        1,449      1,493
                         --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------
   Total non-accruable
     items                      -         2,659        1,070      3,729            -          466        7,822      8,288
                         --------   -----------  -----------  ---------  -----------  -----------  -----------  ---------

       Less PV interest    (1,922)       (2,456)        (687)    (5,065)      (2,638)     (2,850)          (56)    (5,544)
                         ---------  -----------  ------------ ---------- ------------ -----------  ------------ ----------
   Total amount recorded
     on Statements of
     Operations and
     Statements of Cash
     Flows excluding
     PV interest         $      -   $   (1,829)  $     1,070  $   (759)  $         -  $   (3,708)  $    37,751  $  34,043
                         ========   ===========  ===========  =========  ===========  ===========  ===========  =========





                                           Fiscal 2002
                         ----------------------------------------------
                          Project      2001        Farmer
                           Great       Asset        Jack
                          Renewal   Disposition Restructuring    Total
                         --------   ----------- ------------- ---------


   Balance Sheet accruals
   ----------------------
   PV interest           $  3,178   $     4,094  $         -  $   7,272
   Severance                    -         3,375            -      3,375
   Total accrued to
     balance sheets      --------   -----------  -----------  ---------
                            3,178         7,469            -     10,647
                         --------   -----------  -----------  ---------

   Occupancy reversals     (3,645)     (10,180)            -   (13,825)
   Additional severance       639           250            -        889
   Adjustments to
     balance sheets      --------   -----------  -----------  ---------
                           (3,006)      (9,930)            -   (12,936)
                         --------   -----------  -----------  ---------

   Non-accruable items
     recorded on Statements
     of Operations
   Gain on sale of property     -        (1,654)           -     (1,654)
   Inventory markdowns          -         1,263            -      1,263
   Closing costs                -         4,250            -      4,250
                         --------   -----------  -----------  ---------
   Total non-accruable
     items                      -         3,859            -      3,859
                         --------   -----------  -----------  ---------

     Less PV interest      (3,178)      (4,094)            -     (7,272)
                         ---------  -----------  -----------  ---------
   Total amount recorded
     on Statements of
     Operations and
     Statements of Cash
     Flows excluding
     PV interest         $ (3,006)  $   (2,696)  $         -  $ (5,702)
                         =========  ===========  ===========  =========


Project Great Renewal
---------------------
         In May 1998, we initiated an assessment of our business operations in order to identify the factors that were impacting our performance. As a result of this assessment, in fiscal 1998 and fiscal 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores (156 in the United States and 10 in Canada) including the exit of the Richmond, Virginia and Atlanta, Georgia markets. As of February 26, 2005, we had closed all stores and facilities related to this phase of the initiative.


         The following table summarizes the activity related to this phase of the initiative over the last three fiscal years:



                                    Occupancy                 Severance and Benefits                    Total
                         ------------------------------   ------------------------------  -------------------------------
                           U.S.      Canada      Total      U.S.      Canada      Total      U.S.      Canada      Total
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------

     Balance at
       February 23, 2002 $ 62,802   $    575   $ 63,377      2,177   $      -   $  2,177     64,979        575     65,554
     Addition (1)           2,861        298      3,159          -          -          -      2,861        298      3,159
     Utilization (2)      (13,230)      (386)   (13,616)      (370)         -       (370)   (13,600)      (386)   (13,986)
     Adjustments (3)       (3,645)         -     (3,645)       639          -        639     (3,006)         -     (3,006)
                         ---------  --------   ---------  --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 22, 2003 $ 48,788   $    487   $ 49,275   $  2,446   $      -   $  2,446  $  51,234  $     487  $  51,721
     Addition (1)           2,276        372      2,648          -          -          -      2,276        372      2,648
     Utilization (2)      (19,592)      (407)   (19,999)      (289)         -       (289)   (19,881)      (407)   (20,288)
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 28, 2004 $ 31,472   $    452   $ 31,924   $  2,157   $      -   $  2,157  $  33,629  $     452  $  34,081
     Addition (1)           1,902         20      1,922          -          -          -      1,902         20      1,922
     Utilization (2)       (5,410)      (222)    (5,632)      (497)         -       (497)    (5,907)      (222)    (6,129)
                         --------   --------   --------   ---------  --------   --------  ---------  ---------  ---------
     Balance at
       February 26, 2005 $ 27,964   $    250   $ 28,214   $  1,660   $      -   $  1,660  $  29,624  $     250  $  29,874
                         ========   ========   ========   ========   ========   ========  =========  =========  =========


(1) The additions to store occupancy of $3.2 million, $2.6 million and $1.9 million during fiscal 2002, 2003 and 2004, respectively, represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge.
(2) Occupancy utilization of $13.6 million, $20.0 million, and $5.6 million for fiscal 2002, 2003 and 2004, respectively, represents payments made during those periods for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $0.4 million, $0.3 million, and $0.5 million for fiscal 2002, 2003 and 2004, respectively, represents payments to individuals for severance and benefits, as well as payments to pension funds for early withdrawal from multi-employer union pension plans.
(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. We have continued to make favorable progress in marketing and subleasing the closed stores. As a result, during fiscal 2002, we recorded a reduction of $3.6 million in occupancy accruals related to this phase of the initiative. Further, we increased our reserve for future minimum pension liabilities by $0.6 million to better reflect expected future payouts under certain collective bargaining agreements.



         We paid $98.4 million of the total occupancy charges from the time of the original charges through February 26, 2005 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $29.9 million of the total net severance charges from the time of the original charges through February 26, 2005, which resulted from the termination of approximately 3,400 employees. The remaining occupancy liability of $28.2 million relates to expected future payments under long term leases and is expected to be paid in full by 2020. The remaining severance liability of $1.7 million primarily relates to expected future payments for early withdrawals from multi-employer union pension plans and will be fully paid out by 2020.

         None of these stores were open during fiscal 2004, fiscal 2003 and fiscal 2002. As such, there was no impact on the Consolidated Statements of Operations from the 166 stores included in this phase of the initiative.

         At February 26, 2005 and February 28, 2004, approximately $5.4 million and $6.5 million, respectively, of the reserve were included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

         Based upon current available information, we evaluated the reserve balances as of February 26, 2005 of $29.9 million for this phase of the asset disposition initiative and have concluded that they are appropriate to cover expected future costs. The Company will continue to monitor the status of the vacant properties and adjustments to the reserve balances may be recorded in the future, if necessary.

2001 Asset Disposition
----------------------
         During the third quarter of fiscal 2001, the Company's Board of Directors approved a plan resulting from our review of the performance and potential of each of the Company's businesses and individual stores. At the conclusion of this review, our Company determined that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) should be closed and/or sold, and certain administrative streamlining should take place. As of February 26, 2005, we had closed all stores and facilities related to this phase of the initiative.

         The following table summarizes the activity related to this phase of the initiative recorded on the Consolidated Balance Sheets since the announcement of the charge in November 2001:



                                    Occupancy                 Severance and Benefits                    Total
                         ------------------------------   ------------------------------  -------------------------------
                           U.S.      Canada      Total      U.S.      Canada      Total      U.S.      Canada      Total
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------

     Balance at
       February 23, 2002 $ 78,386   $  1,937   $ 80,323     13,743   $  6,217   $ 19,960  $  92,129  $   8,154  $ 100,283
     Addition (1)           4,041         49      4,090      2,578        966      3,544      6,619      1,015      7,634
     Utilization (2)      (18,745)    (1,642)   (20,387)   (12,508)    (6,952)   (19,460)   (31,253)    (8,594)   (39,847)
     Adjustments (3)      (10,180)         -    (10,180)         -        250        250    (10,180)       250     (9,930)
                         ---------  --------   ---------  --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 22, 2003 $ 53,502   $    344   $ 53,846   $  3,813   $    481   $  4,294  $  57,315  $     825  $  58,140
     Addition (1)           2,847          3      2,850          -          -          -      2,847          3      2,850
     Utilization (2)       (9,987)      (974)   (10,961)    (2,457)    (1,026)    (3,483)   (12,444)    (2,000)   (14,444)
     Adjustments (3)       (6,778)     1,002     (5,776)       955        603      1,558     (5,823)     1,605     (4,218)
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 28, 2004 $ 39,584   $    375   $ 39,959   $  2,311   $     58   $  2,369  $  41,895  $     433  $  42,328
     Addition (1)           2,449          -      2,449          -          -          -      2,449          -      2,449
     Utilization (2)       (5,646)      (375)    (6,021)    (2,197)       (58)    (2,255)    (7,843)      (433)    (8,276)
     Adjustments (3)       (4,488)         -     (4,488)         -          -          -     (4,488)         -     (4,488)
                         ---------  --------   ---------  --------   --------   --------  ---------- ---------  ---------
     Balance at
       February 26, 2005 $ 31,899   $      -   $ 31,899   $    114   $      -   $    114  $  32,013  $       -  $  32,013
                         ========   ========   ========   ========   ========   ========  =========  =========  =========


(1) The additions to store occupancy of $4.1 million, $2.9 million, and $2.4 million during fiscal 2002, 2003 and 2004, respectively, represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. The addition to severance of $3.5 million during fiscal 2002 related to retention and productivity incentives that were expensed as earned.
(2) Occupancy utilization of $20.4 million, $11.0 million, and $6.0 million during fiscal 2002, 2003 and 2004, respectively, represents payments made during those periods for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $19.5 million, $3.5 million, and $2.3 million during fiscal 2002, 2003 and 2004, respectively, represents payments made to terminated employees during the period.
(3) At each balance sheet date, we assess the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2002, we recorded adjustments of $10.2 million related to reversals of previously accrued occupancy related costs due to the following:

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

         During fiscal 2003, we recorded net adjustments of $5.8 million related to reversals of previously accrued occupancy costs due to favorable results of subleasing, assigning and terminating leases. We also accrued $1.6 million for additional severance and benefit costs that were unforeseen at the time of the original charge. Finally, during fiscal 2004, we recorded adjustments of $4.5 million related to the reversals of previously accrued occupancy costs due to the disposals and subleases of locations at more favorable terms than originally anticipated at the time of the original charge.


         We paid $39.2 million ($36.2 million in the U.S. and $3.0 million in Canada) of the total occupancy charges from the time of the original charges through February 26, 2005 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $28.1 million ($19.1 million in the U.S. and $9.0 million in Canada) of the total net severance charges from the time of the original charges through February 26, 2005, which resulted from the termination of approximately 1,100 employees. The remaining occupancy liability of $31.9 million primarily relates to expected future payments under long term leases through 2017. The remaining severance liability of $0.1 million relates to expected future payments for severance and benefits payments to individual employees and will be fully paid out by 2006.

         At February 26, 2005 and February 28, 2004 approximately $7.1 million and $12.0 million of the reserve, respectively, was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

         Included in the Consolidated Statements of Operations for fiscal 2004, fiscal 2003, and fiscal 2002 are the sales and operating results of the 39 stores that were identified for closure as part of this asset disposition. The results of these operations are as follows:

                           Fiscal 2004         Fiscal 2003      Fiscal 2002
                         ---------------     ---------------  ---------------

    Sales                 $           -      $           -    $      23,367
                         ===============     ===============  ===============
    Operating loss        $           -      $           -    $        (746)
                         ===============     ===============  ===============

         Based upon current available information, we evaluated the reserve balances as of February 26, 2005 of $32.0 million for this phase of the asset disposition initiative and have concluded that they are appropriate to cover expected future costs. The Company will continue to monitor the status of the vacant properties and adjustments to the reserve balances may be recorded in the future, if necessary.

Farmer Jack Restructuring
-------------------------
         As previously stated, during the fourth quarter of fiscal 2003, we announced an initiative to close 6 stores and convert 13 stores to our Food Basics banner in the Detroit, Michigan and Toledo, Ohio markets. During fiscal 2003 we recorded a charge of $37.7 million related to the last phase of this initiative ($2.2 million in "Cost of merchandise sold" and $35.5 million in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2003), excluding PV interest. During fiscal 2004 we recorded costs excluding PV interest in fiscal 2004 of $1.1 million ($0.3 million in "Cost of merchandise sold" and $0.8 million in "Store operating, general and administrative expense"). These costs are detailed as follows:



                                                  Fiscal 2004                Fiscal 2003
                                            ----------------------     ----------------------


         Occupancy related                       $            -         $         20,999
         Severance and benefits                               -                    8,930
         Property writedowns                                 90                    4,129
         Inventory markdowns                                291                    2,244
         Nonaccruable closing costs                         689                    1,449
                                                 --------------         ----------------
           Total charges                         $        1,070         $         37,751
                                                 ==============         ================



As of February 26, 2005, we had closed all 6 stores and completed the conversions related to this phase of the initiative. The following table summarizes the activity to date related to the charges recorded for the aforementioned initiatives all of which were in the U.S. The table does not include property writedowns as they are not part of any reserves maintained on the balance sheet. It also does not include non-accruable closing costs and inventory markdowns since they are expensed as incurred in accordance with generally accepted accounting principles.


                                                          Severance
                                                              and
                                        Occupancy          Benefits             Total
                                        ---------      ----------------    -------------


     Original charge (1)                $     20,999    $       8,930      $   29,929
     Addition (1)                                 56                -              56
     Utilization (2)                          (1,093)          (4,111)         (5,204)
                                        ------------    -------------      ----------
     Balance at
        February 28, 2004               $     19,962    $       4,819      $   24,781
     Addition (1)                                687                -             687
     Utilization (2)                          (4,747)          (4,813)         (9,560)
                                        ------------    -------------      ----------
     Balance at
        February 26, 2005               $     15,902    $           6      $   15,908
                                        ============    =============      ==========

(1) The original charge to occupancy during fiscal 2003 represents charges related to closures and conversions in the Detroit, Michigan market of $21.0 million. The additions to occupancy during fiscal 2003 and fiscal
         2004 represent interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. The original charge to severance during fiscal 2003 of $8.9 million related to individual severings as a result of the store closures, as well as a voluntary termination plan initiated in the Detroit, Michigan market.
(2)      Occupancy utilization of $1.1 million and $4.7 million during fiscal
         2003 and fiscal 2004, respectively, represents payments made for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $4.1 million and $4.8 million during fiscal 2003 and fiscal 2004, respectively, represent payments made to terminated employees during the period.



         We paid $5.8 million of the total occupancy charges from the time of the original charge through February 26, 2005 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $8.9 million of the total net severance charges from the time of the original charges through February 26, 2005, which resulted from the termination of approximately 300 employees. The remaining occupancy liability of $15.9 million relates to expected future payments under long term leases and is expected to be paid out in full by 2014. The remaining severance liability of less than $0.1 million relates to expected future payments for severance and benefits to individual employees and will be fully paid out by mid-2005.

         Included in the Consolidated Statements of Operations for fiscal 2004, fiscal 2003, and fiscal 2002 are the sales and operating results of the 6 stores that were identified for closure as part of this phase of the initiative. The results of these operations are as follows:



                      Fiscal 2004       Fiscal 2003       Fiscal 2002
                     -------------     -------------      -------------

   Sales             $       2,433     $      50,760    $      54,324
                     =============     =============    ==============
   Operating loss    $         (46)    $     (6,476)    $      (4,299)
                     ==============    =============    ==============


         At February 26, 2005 and February 28, 2004, approximately $2.1 million and $9.0 million, respectively, of the liability was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

         We have evaluated the liability balance of $15.9 million as of February 26, 2005 based upon current available information and have concluded that it is appropriate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.

Note 7 - Indebtedness

         Debt consists of the following:


                                                                                      February 26,     February 28,
                                                                                          2005             2004
                                                                                    ---------------  ----------------

       9.375% Notes, due August 1, 2039                                               $   200,000       $   200,000
       9.125% Senior Notes, due December 15, 2011                                         216,500           216,500
       7.75% Notes, due April 15, 2007                                                    213,515           219,515
       Deferred gain from termination of interest rate swaps                                5,190             7,600
       Mortgages and Other Notes, due 2005 through 2018
           (average interest rates at each year end of 8.00%)                               1,607             1,676
       Less unamortized discount on 7.75% Notes                                              (506)             (724)
                                                                                      -----------       -----------
                                                                                          636,306           644,567
       Less current portion of long-term debt                                              (2,278)           (2,271)
                                                                                      -----------       -----------
       Long-term debt                                                                 $   634,028       $   642,296
                                                                                      ===========       ===========



REVOLVING CREDIT AGREEMENT
--------------------------

         During fiscal 2003, we amended and restated our Secured Credit Agreement (the "Amended and Restated Credit Agreement") and decreased our borrowing base to $400 million. Thus, at February 26, 2005, we had a $400 million secured revolving credit agreement with a syndicate of lenders enabling us to borrow funds on a revolving basis sufficient to refinance short-term borrowings and provide working capital as needed. This facility provides us with greater operating flexibility and provides for increased capital spending. Under the terms of this agreement, should availability fall below $50 million, a borrowing block will be implemented which provides that no additional borrowings be made unless we are able to maintain a fixed charge coverage ratio of 1.0 to
1.0. Although we do not meet the required ratio at this time, it is not applicable as availability at February 26, 2005 totaled $227.3 million. In the event that availability falls below $50 million and we do not maintain the ratio required, unless otherwise waived or amended, the lenders may, at their discretion, declare, in whole or in part, all outstanding obligations immediately due and payable.

         The Amended and Restated Credit Agreement is comprised of a U.S. credit agreement amounting to $330 million and a Canadian credit agreement amounting to $70 million (C$86.8 million at February 26, 2005) and is collateralized by inventory, certain accounts receivable and certain pharmacy scripts. Borrowings under the Amended and Restated Credit Agreement bear interest based on LIBOR and Prime interest rate pricing. This agreement expires in December 2007.

         As of February 26, 2005, there were no borrowings under these credit agreements. As of February 26, 2005, after reducing availability for outstanding letters of credit and borrowing base requirements, we had $227.3 million available under the Amended and Restated Credit Agreement.

         Under the Amended and Restated Credit Agreement, we are permitted to make bond repurchases and may do so from time to time in the future.

PUBLIC DEBT OBLIGATIONS
-----------------------

         Outstanding notes totaling $631 million at February 26, 2005 consisted of $200 million of 9.375% Notes due August 1, 2039, $217 million of 9.125% Senior Notes due December 15, 2011 and $214 million of 7.75% Notes due April 15, 2007. Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125% and 7.75% Notes. The 7.75% Notes are not redeemable prior to their maturity. The 9.375% notes can be redeemed after August 11, 2004, and the 9.125% Notes may be redeemed after December 15, 2006. All of the notes outstanding are unsecured obligations and were issued under the terms of our senior debt securities indenture, which contains among other provisions, covenants restricting the incurrence of secured debt. In addition, the 9.125% Notes contain additional covenants, including among other things, limitations on asset sales, on the payment of dividends, and on the incurrence of liens and additional indebtedness. Our notes are not guaranteed by any of our subsidiaries. Our notes are effectively subordinate to our secured revolving credit agreement and do not contain cross default provisions.

         During fiscal 2004, we repurchased in the open market $6.0 million of our 7.75% Notes due April 15, 2007. The cost of this open market repurchase resulted in a pretax gain due to the early extinguishment of debt of $0.8 million. In accordance with SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections" ("SFAS 145"), this gain has been classified within loss from operations.

         During fiscal 2003, we repurchased in the open market $9.8 million of our 7.75% Notes due April 15, 2007 and $14.0 million of our 9.125% Notes due December 15, 2011. These open market repurchases resulted in a net gain due to the early extinguishment of debt of $1.9 million, which has been classified within income from operations in accordance with SFAS 145.

         During fiscal 2002, we repurchased in the open market $50.7 million of our 7.75% Notes due April 15, 2007 and $44.5 million of our 9.125% Notes due December 15, 2011. This tender offer and these open market repurchases resulted in a net gain due to the early extinguishment of debt of $12.2 million. In accordance with SFAS 145, this gain has been reclassified within income from operations for fiscal 2002.

         As of February 26, 2005 and February 28, 2004, we had no borrowings under uncommitted lines of credit.

         The net book value of real estate pledged as collateral for our $400 million Secured Credit Agreement amounted to $16.1 million at February 26, 2005 and $22.8 million at February 28, 2004 under the prior year agreement. This decrease in properties pledged as collateral is mainly due to the sale of a property in fiscal 2004 as part of our sale leaseback transactions.

         Our Company's policy is to not pay dividends. As such, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2005. In addition, our Company is prohibited, under the terms of our Revolving Credit Agreement, to pay cash dividends on common shares.

         Maturities for the next five fiscal years and thereafter are: 2005 - $2.3 million; 2006 - $2.3 million; 2007 - $213.9 million; 2008 - $0.1 million;
2009 - $0.1 million; 2010 and thereafter - $417.6 million. Interest payments on indebtedness were approximately $56 million for fiscal 2004, $63 million for fiscal 2003 and $68 million for fiscal 2002.


Note 8 - Fair Value of Financial Instruments

         The estimated fair values of our financial instruments are as follows:


                                                                 February 26, 2005                  February 28, 2004
                                                          ------------------------------     ------------------------------
                                                            Carrying            Fair           Carrying            Fair
                                                             Amount             Value           Amount             Value
                                                          -------------    -------------     -------------    -------------


       9.375% Notes, due August 1, 2039                     $   200,000      $   190,720       $   200,000       $  180,080
       9.125% Senior Notes, due December 15, 2011               216,500          204,593           216,500          186,731
       7.75% Notes, due April 15, 2007                          218,199          214,583           226,391          198,398
       Mortgages and Other Notes, due 2005
           through 2018                                           1,607            1,607             1,676            1,676
       Derivative - Energy                                          197              197               270              270
       Derivative - Cardboard Swap                                   64               64               325              325



         Fair value for the public debt securities and cardboard swap derivative is based on quoted market prices. Fair value of our energy derivative is based on estimated market prices on the balance sheet date. As of February 26, 2005 and February 28, 2004, the carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.


Note 9 - Lease Obligations

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

         Depending on the specific terms of the leases, our obligations are in three forms: capital leases, operating leases and long-term real estate liabilities.

         The Consolidated Balance Sheets include the following capital leases:




                                                                                      February 26,     February 28,
                                                                                          2005             2004
                                                                                    ---------------   ----------------

           Property under capital leases                                                $   118,011       $   159,942
           Accumulated amortization                                                         (78,885)         (110,022)
                                                                                        -----------       -----------
              Net property under capital leases                                         $    39,126       $    49,920
                                                                                        ===========       ===========



         During fiscal 2004 and fiscal 2003, we did not enter into any new capital leases. During fiscal 2002, we entered into new capital leases totaling $9 million. These capital lease amounts are non-cash transactions and, accordingly, have been excluded from the Consolidated Statements of Cash Flows. Interest paid as part of capital lease obligations was approximately $7.5 million in fiscal 2004, $8.3 million in fiscal 2003 and $9.4 million in fiscal 2002.

         Rent expense for operating leases during the last three fiscal years consisted of the following:


                                                            Fiscal 2004       Fiscal 2003      Fiscal 2002
                                                        ----------------  ---------------   ---------------

           Minimum rentals                                  $   245,503      $   264,227       $   257,213
           Contingent rentals                                     5,324            5,617             4,551
                                                            -----------      -----------       -----------
              Total rent expense                            $   250,827      $   269,844       $   261,764
                                                            ===========      ===========       ===========



         Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 26, 2005 are shown in the table below.




                                                                         Operating Leases
                                         --------------------------------------------------------------------------
                                                                                                           Net
                                                Future Minimum Rental Payments             Future         Future
                                         -------------------------------------------       Minimum        Minimum
                             Capital          Open          Closed                        Sublease        Rental
                             Leases          Stores         Stores          Total          Rentals       Payments
                           -----------   ------------     -----------   ------------    -----------    ----------

Fiscal
------
2005                       $    13,284   $    256,045     $    33,945   $    289,990   $     34,341    $    255,649
2006                            11,607        254,268          29,701        283,969         29,574         254,395
2007                             9,878        246,311          25,728        272,039         24,222         247,817
2008                             8,379        232,452          21,599        254,051         17,524         236,527
2009                             7,921        223,772          18,328        242,100         13,154         228,946
2010 and thereafter             55,637      1,913,080         111,031      2,024,111         56,131       1,967,980
                           -----------   ------------     -----------   ------------    -----------    ------------
Net minimum rentals            106,706   $  3,125,928     $   240,332   $  3,366,260    $   174,946    $  3,191,314
                                         ============     ===========   ============    ===========    ============
Less interest portion          (46,191)
                           ------------
Present value of future
   minimum rentals         $    60,515
                           ===========




         Included in the future minimum rental payments of closed stores of $240.3 million are amounts that are included in current and non-current liabilities on our Consolidated Balance Sheets. The amounts included in our Consolidated Balance Sheets are estimated net cash flows based on our experience and knowledge of the market in which the closed store is located. Refer to our discussion of Closed Store Reserves in Note 1 - Summary of Significant Accounting Policies.

         During fiscal 2004 and fiscal 2003, we sold 5 and 13 properties, respectively, and simultaneously leased them back from the purchaser. However, due to our Company's continuing involvement with these properties as we (i.) receive sublease income that is more than 10% of the fair market value of these properties, and (ii.) are obligated to repurchase the properties if certain circumstances occur, the sales did not qualify for sale-leaseback accounting in accordance with SFAS 98, "Accounting for Leases" but rather as long-term real estate liabilities under the provisions of SFAS 66. In accordance with SFAS 66, the carrying value of these properties of approximately $8.9 million and $73.6 million remained on our Consolidated Balance Sheets at February 26, 2005 and February 28, 2004, respectively, and no sale was recognized. Instead, the sales price of these properties of $23.3 million and $166.5 million was recorded as a long-term real estate liability with a maturity of 20 years, with the exception of one property that has a maturity of 22 years, within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 26, 2005 and February 28, 2004, respectively. In addition, all lease payments are being charged to "Interest expense" in our Consolidated Statements of Operations. Of the 5 and 13 properties sold during fiscal 2004 and fiscal 2003, respectively, all were sold for a profit resulting in a gain, after deducting expenses, which has been deferred and will not be recognized until the end of the respective leases when our continuing involvement ceases. There were no such transactions during fiscal 2002.

         In addition, prior to fiscal 2002, we sold 2 properties and simultaneously leased them back from the purchaser, which were originally recorded as off balance sheet operating leases. However, due to our Company's continuing involvement with these 2 properties as we receive sublease income that is more than 10% of the fair market value of these properties, in the fourth quarter of fiscal 2003, an adjustment was made to record these two transactions as long-term real estate liabilities under the provisions of SFAS 66 "Accounting for Sales of Real Estate" ("SFAS 66"). The impact of these adjustments was immaterial to the fourth quarter and fiscal 2003 as well as to the prior periods to which they relate. The carrying value of these 2 properties of approximately $8.3 million has been recorded on our Consolidated Balance Sheets and the sale has been reversed. In addition, the sales prices of these properties of $14.9 million have been recorded as long-term real estate liabilities with maturities of 17 and 22 years, respectively, within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 28, 2004.

         "Long-term real estate liabilities" on our Consolidated Balance Sheets also include various leases in which our Company received landlord allowances to offset the costs of structural improvements we made to the leased space. As we had paid directly for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements under SFAS 98, "Accounting for Leases" to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and have been amortized over the lease term based on rent payments designated in the lease agreements. Refer to Note 2 - Restatement of Previously Issued Financial Statements for further information. These leases have terms ranging between 12 and 25 years and effective annual percentage rates between 2.68% and 51.54%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

         The future minimum annual lease payments relating to these leases as well as those leases for properties that we previously owned but did not qualify for sale-leaseback treatment have been included in the table below.




                                                Long-term Real Estate Liabilities
                                          -------------------------------------------
                                                                             Net
                                             Future         Future         Future
                                             Minimum        Minimum        Minimum
                                             Rental        Sublease        Rental
                                            Payments        Rentals       Payments
                                          -----------     -----------    -----------

Fiscal
------
2005                                      $    49,382     $     4,297    $    45,085
2006                                           49,508           3,698         45,810
2007                                           49,727           2,905         46,822
2008                                           49,905           2,217         47,688
2009                                           50,181           1,825         48,356
2010 and thereafter                           668,996           3,843        665,153
                                          -----------     -----------    -----------
                                              917,699          18,785        898,914
Less interest portion                        (589,383)              -       (589,383)
                                          ------------    -----------    ------------
Present value of future minimum
   rental payments                        $   328,316     $    18,785    $   309,531
                                          ===========     ===========    ===========



         During fiscal 2004, we sold 2 properties and simultaneously leased them back from the purchaser. The properties subject to this sale had a carrying value of approximately $8.6 million. Net proceeds received related to these transactions amounted to approximately $26.3 million. Both of these properties were sold for a profit resulting in a gain after deducting expenses of $17.6 million, which will be recognized as an offset to rent expense over the remaining life of the leases.

         During fiscal 2004, fiscal 2003, and fiscal 2002, we recognized gains related to all of our sale leaseback transactions of $2.6 million, $4.7 million, of which $2.3 million related to the deferred gain that was recognized as a result of the sale of the Landover coffee plant, and $3.0 million, respectively. The remaining deferred gain at February 26, 2005 and February 28, 2004 amounted to $58.5 million and $43.4 million, respectively.

         We expect to enter into similar transactions for other owned properties from time to time in the future.

Note 10 - Income Taxes

         The components of loss from continuing operations before income taxes are as follows:





                                                           Fiscal 2004       Fiscal 2003      Fiscal 2002
                                                        ----------------  ---------------   ---------------

              United States                                 $  (153,827)    $   (270,894)        $(137,872)
              Canada                                            (29,654)          27,095            66,213
                                                            ------------    ------------       -----------
                Total                                       $  (183,481)    $   (243,799)      $   (71,659)
                                                            ============    ============       ============



         The benefit from (provision for) income taxes from continuing operations consists of the following:



                                                           Fiscal 2004       Fiscal 2003      Fiscal 2002
                                                        ----------------  ---------------   ---------------

         Current:
         Federal                                            $         -     $          -        $   24,166
         Canadian                                                 2,603           (3,095)           (1,162)
         State and local                                         (4,500)          (4,239)           (3,104)
                                                            ------------    ------------       -------------
                                                                 (1,897)          (7,334)           19,900
                                                            ------------    ------------       -------------

         Deferred:
         Federal                                                      -           40,058          (106,664)
         Canadian                                                 1,369           (8,670)          (24,848)
         State and local                                              -            6,520           (19,018)
                                                            -----------     ------------       ------------
                                                                  1,369           37,908          (150,530)
                                                            -----------     ------------       ------------
         (Provision for) benefit from income taxes          $      (528)    $     30,574       $  (130,630)
                                                            ============    ============       ============


         The deferred income tax (provision) benefit resulted primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax regulations, net operating loss ("NOL") carryforwards and, in fiscal 2004, fiscal 2003 and fiscal 2002, the U.S. valuation allowance.

         The deferred tax benefit recorded in fiscal 2004 for our Canadian operations of approximately $1.4 million reflects temporary differences.
During fiscal 2004, the U.S. valuation allowance was increased by $89.6 million.

        The deferred tax provision recorded in fiscal 2003 for our Canadian operations of approximately $8.7 million reflects the utilization of $7.1 million of NOL carryforwards and other temporary differences. The deferred tax benefit recorded in fiscal 2003 for our U.S. operations of approximately $46.6 million was offset by a tax provision provided on discontinued operations in accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes." During fiscal 2003, the U.S. valuation allowance was increased by $67.7 million.

         The deferred tax provision recorded in fiscal 2002 for our Canadian operations of approximately $24.8 million reflects utilization of $12.0 million of NOL carryforwards and other temporary differences. The deferred tax provision recorded in fiscal 2002 for our U.S. operations of approximately $125.7 million mainly relates to NOL carryforwards and the U.S. related valuation allowance. In accordance with SFAS 109 "Accounting for Income Taxes", a valuation allowance is created and offset against the net deferred tax asset if, based on existing facts and circumstances, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Based upon our continued assessment of the realization of our U.S. net deferred tax asset and historic cumulative losses, and in particular, the significant increase in U.S. operating losses during the second quarter of fiscal 2002, we concluded that it was appropriate to establish a full valuation allowance for our U.S. net deferred tax asset in the amount of $133.7 million during the second quarter of fiscal 2002. During the remainder of fiscal 2002, the valuation allowance was increased by $27.8 million, totaling $161.5 million for the fiscal year. In future periods, we will continue to record a valuation allowance against net deferred tax assets that are created by U.S. losses. The valuation allowance will be adjusted when and if, in our opinion, significant positive evidence exists which indicates that it is more likely than not that we will be able to realize the U.S. deferred tax asset.

         We have not recorded deferred income taxes on the undistributed earnings of our foreign subsidiaries because of our intent to indefinitely reinvest such earnings. At February 26, 2005 and February 28, 2004, the undistributed earnings of the foreign subsidiaries amounted to approximately $178.1 million and $182.2 million, respectively. Upon distribution of these earnings in the form of dividends or otherwise, we may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

                  The components of net deferred tax assets (liabilities) are as follows:




                                                                           February 26,      February 28,
                                                                                2005             2004
                                                                           -------------     -------------

Current assets:
    Insurance reserves                                                     $      24,152     $      27,220
    Other reserves and accrued benefits                                           33,362            17,205
    Accrued postretirement and postemployment benefits                             2,019               756
    Lease obligations                                                                742               769
    Pension obligations                                                           17,956               997
    Miscellaneous                                                                  1,949             2,910
                                                                           -------------     -------------
                                                                                  80,180            49,857
                                                                           -------------     -------------
Current liabilities:
    Inventories                                                                  (13,541)           (6,205)
    Health and welfare                                                            (6,460)           (9,490)
    Miscellaneous                                                                 (3,591)           (2,316)
                                                                           --------------    -------------
                                                                                 (23,592)          (18,011)
                                                                           --------------    -------------
Valuation allowance                                                              (45,899)          (22,917)
                                                                           --------------    --------------
Deferred income taxes included in prepaid expenses and
    other current assets                                                   $      10,689     $       8,929
                                                                           =============     =============





Non-current assets:
    Alternative minimum tax credits                                        $      31,984     $      31,984
    Other reserves including asset disposition charges                            69,489            76,532
    Lease obligations                                                              8,129             9,258
    NOL carryforwards                                                            283,532           257,049
    Insurance reserves                                                            29,064            16,800
    Accrued postretirement and postemployment benefits                            23,676            26,600
    Pension obligations                                                              850            10,970
    Step rents                                                                    27,634            24,409
    State tax                                                                      7,325             5,000
    Miscellaneous                                                                  3,460             8,248
                                                                           -------------     -------------
                                                                                 485,143           466,850
                                                                           -------------     -------------
Non-current liabilities:
    Depreciation                                                                (204,547)         (254,276)
    Pension obligations                                                          (28,740)          (27,882)
    Unrealized gain on derivatives                                                   (77)             (103)
    Miscellaneous                                                                 (1,733)             (804)
                                                                           --------------    --------------
                                                                                (235,097)         (283,065)
Valuation allowance                                                             (272,910)         (206,259)
                                                                           --------------    --------------
Net non-current deferred income tax liability
    included in Other non-current liabilities                              $     (22,864)    $     (22,474)
                                                                           ==============    ==============



         As of February 26, 2005 and February 28, 2004, we had NOL carryforwards of approximately $675 million and $622 million, respectively, from our U.S. operations, which will expire between February 2012 and February 2025. As of February 26, 2005 and February 28, 2004, we had NOL carryforwards of approximately $5 million and nil, respectively, from our Canadian operations, which will expire February 2012.

         Income tax payments, net of income tax refunds, for fiscal 2004 and 2003 were approximately $12.3 million and $4.2 million, respectively. Income tax refunds, net of income tax payments for fiscal 2002, were approximately $10.0 million.

         A reconciliation of income taxes from continuing operations at the 35% federal statutory income tax rate for fiscal 2004, 2003 and 2002 to income taxes as reported is as follows:





                                                           Fiscal 2004       Fiscal 2003      Fiscal 2002
                                                        ----------------  ---------------   ---------------

      Income tax benefit from continuing
           operations computed at federal
           statutory income tax rate                      $      64,218       $    85,330     $     25,081
      State and local income taxes, net of
           federal tax benefit                                   (2,925)            1,482          (14,380)
      Tax rate differential relating
           to Canadian operations                                 2,358            (2,282)          (2,836)
      Permanent differences                                        (527)             (440)            (284)
      Permanent difference relating to purchase
           of Canadian franchisees                               (8,590)                -                -
      Change in estimate of balance sheet items                  16,265                 -                -
      U.S. valuation allowance                                  (71,327)          (53,516)        (138,211)
                                                          --------------      ------------    -------------
         Income tax (provision) benefit, as reported      $        (528)      $    30,574     $   (130,630)
                                                          ==============      ===========     =============


         For fiscal 2004, our effective income tax rate of 0.3% changed from the effective income tax rate of (12.5%) for fiscal 2003. For fiscal 2003, our effective income tax rate benefit of (12.5%) changed from the effective income tax rate provision of 182.3% in fiscal 2002. Refer to table below:



                              Fiscal 2004                        Fiscal 2003                        Fiscal 2002
                  ---------------------------------  ---------------------------------  ---------------------------------

                   Tax (Provision)     Effective        Tax Benefit       Effective            Tax            Effective
                       Benefit         Tax Rate         (Provision)       Tax Rate          Provision         Tax Rate
                  ---------------   ---------------  ----------------  ---------------  ----------------  ---------------
United States     $    (4,500)             2.5%      $      42,339           (17.3%)    $    (104,620)          146.0%
Canada                  3,972             (2.2%)           (11,765)            4.8%           (26,010)           36.3%
                  ---------------   ---------------  ----------------  ---------------  ----------------  ---------------
                  $      (528)             0.3%      $      30,574           (12.5%)    $    (130,630)          182.3%
                  ===============   ===============  ================  ===============  ================  ===============



Fiscal 2004 as compared to Fiscal 2003
--------------------------------------
         The change in our effective tax rate was primarily due to the absence of a tax benefit recorded on losses from continuing operations that was limited to the tax provision recorded on income from discontinued operations in accordance with SFAS 109. A benefit of $46.6 million was recognized for fiscal 2003 as compared to fiscal 2004, where no benefit was recognized. The remaining provisions recorded in the U.S. of $4.5 million and $4.3 million for fiscal 2004 and fiscal 2003, respectively, represent state and local taxes. In addition, the change in our effective tax rate was partially offset by the impact of the lower mix of Canadian income from continuing operations as a percentage of our Company's loss from continuing operations for fiscal 2004 as compared to fiscal 2003.

Fiscal 2003 as compared to Fiscal 2002
--------------------------------------
         The change in our effective income tax rate on continuing operations primarily resulted from:

     (i.)         a tax benefit recorded on losses from continuing operations that was limited to the tax provision recorded on income from discontinued operations in accordance with SFAS 109 of $46.6 million in fiscal 2003 as compared to no tax benefit recorded during fiscal 2002;
     (ii.)        an increase in our valuation allowance recorded against our
                  U.S. net deferred tax assets during fiscal 2003 of
                  approximately $67.7 million compared to fiscal 2002 for the tax effect of losses from continuing operations in excess of income from discontinued operations;
     (iii.)       the impact of the lower mix of Canadian income from continuing operations as a percentage of our Company's loss from
                  continuing operations in fiscal 2003 as compared to fiscal
                  2002; and
     (iv.)        a decrease in the Canadian statutory income tax rate of 1.8%.


Note 11 - Retirement Plans and Benefits

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

         The components of net pension cost (income) were as follows:


                                                              2004                      2003                       2002
                                                     ----------------------     ---------------------     ---------------------
                                                        U.S.       Canada         U.S.       Canada         U.S.        Canada
                                                     ---------   ----------     --------    ---------     ---------     -------


         Service cost                                $   5,671   $    8,861     $  3,276    $  6,954      $   3,344     $ 5,416
         Interest cost                                  12,016       13,192        9,138      11,783          9,372       9,753
         Expected return on plan assets                (13,861)     (16,996)     (10,337)    (15,138)       (12,057)    (14,827)
         Amortization of unrecognized
             net asset                                     (12)           -          (13)       (442)           (13)       (665)
         Amortization of unrecognized
             net prior service cost                         95          560          147         335            292         294
         Amortization of unrecognized net
             actuarial (gain) loss                        (131)       1,928          (74)        584         (1,473)        (47)
         Curtailments and settlements                       70            -       (1,696)          -              -           -
         Administrative expenses and other *             2,373          278            -         253              -         215
                                                     ---------   ----------     --------    --------      ---------   ---------
             Net pension cost (income)               $   6,221   $    7,823     $    441    $  4,329      $    (535)  $     139
                                                     =========   ==========     ========    ========      ==========  =========



         Our U.S. and Canadian defined benefit pension plans use December 31 as their measurement date. The following tables set forth the change in benefit obligations, the change in plan assets, and the accumulated benefit obligation for fiscal 2004 and 2003 for our defined benefit plans:


                                                                              2004                          2003
                                                                 ---------------------------    ---------------------------
         Change in Benefit Obligation                                 U.S.        Canada             U.S.         Canada
         ----------------------------                             -----------   ----------       -----------   -----------

         Benefit obligation - beginning of year                   $  147,617    $ 213,931        $   145,916   $   169,084
         Service cost                                                  5,671        8,861              3,276         6,954
         Interest cost                                                12,016       13,192              9,138        11,783
         Actuarial loss                                                5,460        4,821              8,971        14,293
         Benefits paid                                               (17,764)     (12,079)            (6,704)      (10,121)
         Amendments                                                        -        3,731                 (5)            -
         Settlements                                                       -            -            (12,975)            -
         Other *                                                      60,051            -                  -             -
         Effect of exchange rate                                           -       17,289                  -        21,938
                                                                  ----------    ---------        -----------   -----------
             Benefit obligation - end of year                     $  213,051    $ 249,746        $   147,617   $   213,931
                                                                  ==========    =========        ===========   ===========


         Change in Plan Assets
         ---------------------
         Plan assets at fair value - beginning of year            $  148,567    $ 228,797        $   144,557   $   176,751
         Actual return on plan assets                                 12,770       25,985             21,571        29,602
         Company contributions                                         4,846        3,699              2,118         9,520
         Benefits paid                                               (17,764)     (12,079)            (6,704)      (10,121)
         Settlements                                                       -            -            (12,975)            -
         Other *                                                      57,225            -                  -             -
         Effect of exchange rate                                           -       18,409                  -        23,045
                                                                  ----------    ---------        -----------   -----------
             Plan assets at fair value - end of year              $  205,644    $ 264,811        $   148,567   $   228,797
                                                                  ==========    =========        ===========   ===========


         Accumulated Benefit Obligation                           $  211,045    $ 240,358        $   145,275   $   205,687
         ------------------------------                           ==========    =========        ===========   ===========


* During fiscal 2004, it came to our attention that one of our Taft-Hartley U.S. defined benefit pension plans that was previously recorded off balance sheet as a multiemployer plan was entirely sponsored by our Company. In accordance with SFAS 87, "Employers' Accounting for Pensions" ("SFAS 87"), the funded status of single employer defined benefit plans is to be recorded on balance sheet with net pension income or cost recorded each quarter since the adoption of SFAS 87. Given (i.) the lack of employee data needed to calculate the funded status of the plan at each balance sheet date since the adoption of SFAS 87, (ii.) the inability to determine if the plan would have had unrecognized actuarial gains and losses during the past several years in question, and (iii.) as the difference between actual net pension cost recognized in our Consolidated Statements of Operations and net pension cost that should have been recorded per SFAS 87 was not significant to each of the past three years, an adjustment of $2.4 million was made to record the plan's funded status (i.e., net liability) at the latest measurement date on our Consolidated Balance Sheet at February 26, 2005. The impact of this adjustment was not significant to the individual quarters in fiscal 2004 as well as to the prior periods to which it relates.

         Plans with accumulated benefit obligation in excess of plan assets consisted of the following and only relate to U.S. plans:



                                                                                 2004             2003
                                                                           -------------     -------------

         Accumulated benefit obligation                                       $   92,524        $   27,637
         Projected benefit obligation                                         $   92,716        $   27,857
         Plan assets at fair value                                            $   60,544        $      407



         Amounts recognized on our Consolidated Balance Sheets consisted of the following:



                                                                              2004                          2003
                                                                 ---------------------------    ---------------------------
                                                                      U.S.        Canada             U.S.         Canada
                                                                  -----------   ----------       -----------   -----------

         Plan assets (less than) in excess of projected
             benefit obligation                                   $   (7,408)   $  15,065        $       950   $    14,867
         Unrecognized net transition asset                                 -            -                (12)            -
         Unrecognized prior service cost                                 237        4,793                401         1,366
         Unrecognized net actuarial (gain) loss                       (7,093)      34,996            (13,774)       38,640
                                                                  ----------    ---------        -----------   -----------
             Total recognized on the Consolidated
                  Balance Sheets                                  $  (14,264)   $  54,854        $   (12,435)  $    54,873
                                                                  ==========    =========        ===========   ===========

                                                                              2004                          2003
                                                                 ---------------------------    ---------------------------
                                                                      U.S.        Canada             U.S.         Canada
                                                                  -----------   ----------       -----------   -----------

         Prepaid benefit cost                                     $   21,480    $  54,854        $    19,408   $    54,873
         Accrued benefit liability                                   (42,144)          -             (35,384)            -
         Intangible asset                                                  -           -                 353             -
         Accumulated other comprehensive income                        6,400           -               3,188             -
                                                                  ----------    --------         -----------   -----------
             Total recognized on the Consolidated
                Balance Sheets                                    $  (14,264)   $  54,854        $   (12,435)  $    54,873
                                                                  ==========    =========        ============  ===========



         The prepaid pension asset is included in "Other assets" on the Consolidated Balance Sheets while the pension liability is included in "Accrued salaries, wages and benefits" and "Other non-current liabilities".

         At February 26, 2005 and February 28, 2004, our additional minimum pension liability for our defined benefit plans exceeded the aggregate of the unrecognized prior service costs and the net transition obligation. Accordingly, stockholders' equity was reduced by $3.2 million and $1.5 million, respectively.

         The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year:



                                                 2004                         2003                        2002
                                        -----------------------      -----------------------     -----------------------
                                          U.S.         Canada          U.S.        Canada          U.S.         Canada
                                        ---------   -----------      --------    -----------     ---------   -----------

Weighted average discount
     rate                                5.75%        5.75%            6.00%        6.00%         6.50%        6.50%

Weighted average rate of
     compensation increase               2.75%        3.50%            3.00%        3.50%         3.50%        4.00%

Expected long-term rate of
     return on plan assets               6.75%        7.50%            7.00%        7.50%         7.50%        8.50%



The expected long-term rate of return on plan assets for fiscal 2005 is 6.75% and 7.50% for the US and Canada, respectively, and represents the weighted average of expected returns for each asset category. We determine our expected long-term rate of return based on historical performance, adjusted for current trends.

         Our defined benefit pension plan weighted average asset allocations by asset category were as follows:



                                                                              Actual Allocation at December 31,
                                                                     ---------------------------------------------------
                                                                              2004                        2003
                                                Target               -----------------------     -----------------------
                                              Allocation               U.S.        Canada          U.S.         Canada
                                        -----------------------      --------    -----------     ---------   -----------

             Equities                          55 - 75%                 62%          61%             59%          60%
             Bonds                             25 - 40%                 31%          36%             30%          34%
             Cash                               0 - 10%                  7%           3%             11%           6%
                                                                     --------    -----------     ---------   -----------
                 Total                                                 100%         100%            100%         100%
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


         Estimated future defined benefit payments expected to be paid from the plans are as follows:



                                                                      U.S.         Canada
                                                                  ---------      ---------

                   2005                                           $  12,650      $  12,102
                   2006                                              12,685         12,709
                   2007                                              13,754         13,286
                   2008                                              14,221         13,947
                   2009                                              13,372         14,711
                   Years 2010 - 2014                                 72,259         86,266


         We also expect to contribute $5.8 million in cash to our defined benefit pension plans in fiscal 2005.


Defined Contribution Plans
         We maintain a defined contribution retirement plan to which we contribute an amount equal to 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. We contribute to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in our contributions after 5 years of service. Our contributions charged to operations for both plans were approximately $10.5 million, $11.8 million and $12.6 million in fiscal years 2004, 2003 and 2002, respectively.

Multi-employer Union Pension Plans
         We participate in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by our other pension plans. The pension expense for these plans approximated $44.4 million, $43.2 million and $40.3 million in fiscal 2004, 2003 and 2002, respectively. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans, which benefits could be significant and material for our Company. As of the balance sheet date, we have not established any liabilities for future withdrawals because such withdrawals from these plans are not probable and the amount cannot be estimated.

Postretirement Benefits
         We provide postretirement health care and life insurance benefits to certain union and non-union employees. We recognize the cost of providing postretirement benefits during employees' active service period. We use a December 31 measurement date for both our U.S. and Canadian postretirement benefits.

         The components of net postretirement benefits (income) cost are as follows:



                                                                                   52 Weeks Ended
                                                                 ----------------------------------------------------
                                                                   December 31,    December 31,     December 31,
         U.S. Plans                                                    2004             2003              2002
         ----------                                              ----------------- ---------------- -----------------

         Service cost                                                 $      286      $       240       $       351
         Interest cost                                                     1,194            1,316             1,419
         Prior service cost                                               (1,347)          (1,347)           (1,347)
         Amortization of gain                                               (413)            (367)             (322)
                                                                      -----------     -----------       -----------
             Net postretirement benefits (income) cost                $     (280)     $      (158)      $       101
                                                                      ===========     ============      ===========

                                                                                   52 Weeks Ended
                                                                 ----------------------------------------------------
                                                                   December 31,    December 31,     December 31,
         Canadian Plans                                                2004             2003              2002
         --------------                                          ----------------- ---------------- -----------------
         Service cost                                                 $      152      $       330       $       302
         Interest cost                                                       529              935               885
         Prior service cost                                               (3,714)            (387)              (33)
         Amortization of loss                                                216              327               292
                                                                      ----------      -----------       -----------
             Net postretirement benefits (income) cost                $   (2,817)     $     1,205       $     1,446
                                                                      ===========     ===========       ===========


         The unfunded status of the plans is as follows:



                                                             December 31, 2004            December 31, 2003
                                                       ---------------------------  ----------------------------
                                                           U.S.         Canada          U.S.           Canada
                                                       -----------   -------------  -------------  -------------

         Unfunded accumulated benefit
             obligation at beginning of year           $    22,021   $      10,986  $      20,992  $      14,753
         Service cost                                          286             152            240            330
         Interest cost                                       1,194             529          1,316            935
         Plan amendment                                          -            (792)             -         (5,954)
         Benefits paid                                      (1,635)           (308)        (1,486)          (385)
         Actuarial (gain) loss                                (198)         (1,756)           959           (438)
         Foreign exchange                                        -             773              -          1,745
                                                       -----------   -------------  -------------  -------------
         Accumulated benefit obligation
             at end of year                                 21,668           9,584         22,021         10,986
         Unrecognized net gain (loss) from
             experience differences                          6,205          (4,023)         6,420         (5,631)
         Unrecognized prior service cost                     7,817           3,652          9,164          6,201
                                                       -----------   -------------  -------------  -------------
         Accrued postretirement benefit
             costs at end of year                      $    35,690   $       9,213  $      37,605  $      11,556
                                                       ===========   =============  =============  =============

         Assumed discount rate                               5.75%           5.75%           6.0%           6.0%
                                                       ===========   =============  =============  =============



         The assumed rate of future increase in health care benefit cost for fiscal 2005 was 7.00% - 11.50% and is expected to decline to 5.0% by the year 2018 and remain at that level thereafter. For the U.S. plan, the effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of service and interest cost would either be an increase or decrease of $0.1 million, while the accumulated postretirement benefit obligation would either increase by $1.3 million or decrease by $1.1 million. There are no assumed increases in costs for the Canadian plan due to the nature of the benefits provided (maximum dollar benefit over three consecutive years).

         In December 2003, the United States enacted into law the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act"). The Act establishes a prescription drug benefit under Medicare, known as "Medicare Part D," and a Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FAS 106-2"), which is effective for public companies the first interim or annual period beginning after June 15, 2004 (the quarter ended September 11, 2004 for our Company).

         We performed a measurement of the effects of the Act on our accumulated postretirement benefit obligation ("APBO") as of April 20, 2004 for a closed group of retirees. Our Company and our actuarial advisors determined that, based on regulatory guidance currently available, benefits provided by the plan were at least actuarially equivalent to Medicare Part D, and, accordingly, we expect to be entitled to the Federal subsidy in all years after 2005.

         We adopted the provisions of the Act prospectively beginning in our second quarter of fiscal 2004 and have incorporated the required disclosure provisions into our consolidated financial statements. As a result of the Act, our APBO as of the beginning of the second quarter decreased by $1.9 million. This change in the APBO due to the Act is treated as an actuarial gain. In measuring the $1.9 million APBO impact of the Act, we projected that the future Federal subsidies we would receive approximates 25% of our Company's projected prescription drug costs under our plan.

         The effect of applying FAS 106-2 had no cumulative effect on our Company's retained earnings as of February 28, 2004. Accordingly, we reported net postretirement benefits income of $217 for fiscal 2004 representing the second, third and fourth quarter's portion of the annual reduction under the Act. Had the effect of FAS 106-2 been applied retroactively to the beginning of fiscal 2004, net postretirement benefits income for fiscal 2004 would have increased by $96.

         Estimated future postretirement benefit payments expected to be paid are as follows:

                                                      U.S.         Canada
                                                   --------      ---------
            2005                                   $  1,655      $     495
            2006                                      1,499            501
            2007                                      1,528            498
            2008                                      1,528            488
            2009                                      1,607            490
            Years 2010 - 2014                         8,546          2,582

Postemployment Benefits
       We accrue costs for pre-retirement, postemployment benefits provided to former or inactive employees and recognize an obligation for these benefits. The costs of these benefits have been included in operations for each of the three fiscal years ending February 26, 2005. As of February 26, 2005 and February 28, 2004, we had a liability reflected on the Consolidated Balance Sheets of $28.7 million and $25.3 million, respectively, related to such benefits.


Note 12 - Stock Options

         At February 26, 2005, we had four stock-based compensation plans. We apply the principles of APB 25 for stock options and FASB Interpretation No. 28 for Stock Appreciation Rights ("SAR's"). SAR's allow the holder, in lieu of purchasing stock, to receive cash in an amount equal to the excess of the fair market value of common stock on the date of exercise over the option price.

         Our 1984 Stock Option Plan for officers and key employees, which expired on February 1, 1994, provided for the granting of 1,500,000 shares and was amended as of July 10, 1990 to increase to 1,500,000 the number of options available for grant as either options or SAR's. Such awards were granted at the fair market value of the Company's common stock at the date of grant.

         Our 1994 Stock Option Plan (the "1994 Plan") for officers and key employees, which expired on March 17, 2004, provided for the granting of 1,500,000 shares as either options or SAR's. During fiscal 2004, but prior to March 17, 2004, the Company granted 14,000 options under this plan. Options and SAR's issued under this plan vest 25% on each issuance anniversary date over a four-year period. Under this plan, options and SAR's were granted at the fair market value of the Company's common stock at the date of grant.

         Effective July 13, 1999, the Board of Directors and stockholders approved the 1998 Long Term Incentive and Share Award Plan (the "1998 Plan") for our Company's officers and key employees. The 1998 Plan provides for the granting of 5,000,000 shares in the form of options, SAR's or stock awards. During fiscal 2004, our Company granted 58,000 options under this plan. As of February 26, 2005, 1,268,622 options were available for granting. Options and SAR's issued under this plan also vest 25% on each anniversary date of issuance over a four-year period. Such awards are also granted at the fair market value of the Company's common stock at the date of grant.

         The 1994 Stock Option Plan for Board of Directors (the "1994 Board of Directors' Plan") provides for the granting of 100,000 stock options at the fair market value of our common stock at the date of grant. Options granted under this plan totaled 2,000 in fiscal 2004, 4,000 in fiscal 2003, and 4,000 in fiscal 2002. At February 26, 2005, there were 65,167 options available for grant under this plan. One-third of the options granted on a given date vest on each anniversary date of issuance over a three year period.




         A summary of option transactions is as follows:



         Officers, Key Employees and Directors
         -------------------------------------

                                                                                               Weighted
                                                                                                Average
                                                                               Shares            Price
                                                                           -------------       ---------
         Outstanding February 23, 2002                                         4,310,985       $   18.84
             Granted                                                           2,078,465           13.17
             Canceled or expired                                              (1,240,769)          17.75
             Exercised                                                          (148,178)          18.94
                                                                           -------------       ---------
         Outstanding February 22, 2003                                         5,000,503       $   16.75
             Granted                                                           1,111,975            4.99
             Canceled or expired                                                (750,555)          17.08
             Exercised                                                            (3,099)           6.71
                                                                           -------------       ---------
         Outstanding February 28, 2004                                         5,358,824       $   14.24
             Granted                                                              74,000            7.67
             Canceled or expired                                                (750,372)          13.83
             Exercised                                                          (218,318)           7.32
                                                                           --------------      ---------
         Outstanding February 26, 2005                                         4,464,134       $   14.53
                                                                           =============       =========

         Exercisable at:
             February 28, 2004                                                 2,248,825       $   20.92
             February 26, 2005                                                 3,065,420       $   17.34



         The weighted average fair values of options granted during the last three fiscal years are as follows:

                       Fiscal 2002                    $  7.18
                       Fiscal 2003                    $  2.75
                       Fiscal 2004                    $  4.44

         A summary of stock options outstanding and exercisable at February 26, 2005 is as follows:

                                                      Weighted
                                       Options         Average       Weighted        Options        Weighted
                Average Range        Outstanding      Remaining       Average      Exercisable       Average
                  of Grant               at          Contractual       Grant           at           Exercise
                   Prices              2/26/05          Life           Price         2/26/05          Price
         ------------------------   -------------  -------------  --------------  -------------  -------------

           $   4.31  -  $  8.94         1,598,011      8.0 years      $  5.23           576,123        $  5.22
           $   9.06  -  $ 10.66           743,422      6.1 years      $  9.11           672,718        $  9.10
           $  11.63  -  $ 16.31            26,000      6.4 years      $ 13.91            23,164         $14.06
           $  17.38  -  $ 19.80         1,107,701      6.2 years      $ 17.72           844,915         $17.80
           $  21.50  -  $ 30.00           423,200      3.5 years      $ 27.75           382,700         $27.79
           $  30.25  -  $ 31.75           321,400      3.7 years      $ 31.36           321,400         $31.36
           $  32.31  -  $ 37.00           244,400      4.3 years      $ 32.49           244,400         $32.49
                                    -------------                     -------      -------------  -------------
                                        4,464,134                     $ 14.53         3,065,420         $17.34
                                    =============                     =======      =============  =============



         There were no new SAR's granted in each of the fiscal years 2002, 2003, and 2004. At February 26, 2005, one single SAR grant consisting of 12,500 SAR's at a grant price of $31.63 remained outstanding. This SAR grant has a remaining contractual life of 1.8 years.

         A summary of SAR transactions is as follows:






Officers and Key Employees
--------------------------

                                                                                   Price Range                     Weighted
                                                          Shares                    Per Share                    Average Price
                                                     ----------------        ----------------------         ----------------------

Outstanding February 23, 2002                             232,762            $ 21.88    -    $31.63                 $25.26
    Canceled or expired                                  (84,000)              23.38    -     27.25                  24.95
    Exercised                                            (16,887)              21.88    -     24.75                  24.01
                                                     -----------            -----------------------         ----------------------
Outstanding February 22, 2003                             131,875            $ 23.38    -    $31.63                  25.61
    Canceled or expired                                  (119,375)             23.38    -     31.63                  24.98
    Exercised                                                -                                                         -
                                                     -------------          -----------------------         ----------------------
Outstanding February 28, 2004                              12,500                    $31.63                         $31.63
    Canceled or expired                                      -                          -                              -
    Exercised                                                -                          -                              -
                                                     -------------          -----------------------         ----------------------
Outstanding February 26, 2005                              12,500                    $31.63                         $31.63
                                                     =============          =======================         ======================

Exercisable at:
    February 28, 2004                                     12,500                     $31.63                          $31.63
    February 26, 2005                                     12,500                     $31.63                          $31.63


         Refer to Note 1 - Summary of Significant Accounting Policies regarding discussion of the FASB's recent issuance of SFAS 123R on our consolidated financial statements.

         Subsequent to the end of fiscal 2004, our Company granted, subject to stockholder approval, up to 2 million shares of performance restricted stock ("The Shares") under the 1998 Award Plan to selected associates. The Shares will be earned based on our Company achieving in fiscal 2007 a profit after taxes, after adjusting for specific matters which our Company considers to be of a non-operating nature, with an outlook for continued, sustainable, profitability on the same basis. The Shares will vest 50% based on achievement of a net profit in fiscal 2007 and 50% based on achievement of a net profit in fiscal 2008. However, if our Company achieves profitability in fiscal 2006, The Shares will be earned and vesting will commence in fiscal 2006 in one-third annual increments, based on achievement of profitability in each year and the outlook for continued, sustainable profitability.


Note 13 - Commitments and Contingencies

         On October 1, 2004, our Company announced that we had reached a settlement, subject to court approval, of the previously disclosed Canadian class action lawsuit, captioned 1176560 Ontario Limited, 1184883 Ontario Inc. and 1205427 Ontario Limited vs. The Great Atlantic & Pacific Company of Canada Limited; Ontario Superior Court of Justice, Court File No. 02 CV-227777CP, which was filed by certain franchisees of our Food Basics discount grocery operations in Ontario, Canada. The settlement was approved by the Canadian court on October 4, 2004. Under the terms of the settlement, A&P Canada agreed to pay compensation to the franchisees as well as purchase the franchise shares. In addition, A&P Canada agreed to pay other settlement expenses. The franchise shares were purchased at the calculated net book value, adjustments which are expected to be finalized during fiscal 2005. The settlement and purchase transaction closed during the third quarter of this fiscal year and the recorded pre-tax loss during the year was approximately $26.9 million, which was recorded in "Store operating, general and administrative expense" in our Consolidated Statements of Operations. This estimate is subject to change based upon the finalization of the net settlement amount.

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

       We adopted the accounting and disclosure requirements of FASB Interpretation 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" during fiscal 2002. As required to be disclosed by this Interpretation, we are the guarantor of a loan of $2.0 million related to a shopping center, which will expire in 2013.

         In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases"). When the Assigned Leases were assigned, we generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 26, 2005, 193 Assigned Leases remain in place. Assuming that each respective assignee became unable to continue to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately $383.8 million, which could be partially or totally offset by reassigning or subletting such leases.


Note 14 - Operating Segments

         Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chairman of the Board and Chief Executive Officer.

         We currently operate in two reportable segments: United States and Canada. The segments are comprised of retail supermarkets in the United States and Canada. The accounting policies for the segments are the same as those described in the summary of significant accounting policies included in Note 1 of these consolidated financial statements. We measure segment performance based upon (loss) income from operations.




         Information on segments is as follows:



OPERATING DATA                                                Fiscal 2004         Fiscal 2003         Fiscal 2002
--------------                                             -----------------  ------------------  ------------------

Sales
     United States                                          $     7,317,591     $     7,530,825    $      7,427,038
     Canada                                                       3,537,320           3,368,483           2,669,743
                                                            ---------------     ---------------    ----------------
         Total Company                                      $    10,854,911     $    10,899,308    $     10,096,781
                                                            ===============     ===============    ================

Sales by category
     Grocery (1)                                            $     7,154,136     $     7,290,432    $      6,826,013
     Meat (2)                                                     2,266,776           2,212,653           2,006,719
     Produce (3)                                                  1,433,999           1,396,223           1,264,049
                                                            ---------------     ---------------    ----------------
         Total Company                                      $    10,854,911     $    10,899,308    $     10,096,781
                                                            ===============     ===============    ================

(1) The grocery category includes grocery, frozen foods, dairy, general merchandise/health and beauty aids, liquor, pharmacy and fuel.
(2)      The meat category includes meat, deli, bakery and seafood.
(3)      The produce category includes produce and floral.

Depreciation and amortization
     United States                                          $       201,987     $       217,137    $        211,977
     Canada                                                          66,118              57,798              39,092
                                                            ---------------     ---------------    ----------------
         Total Segments                                             268,105             274,935             251,069
              Add:  Discontinued Operations                               -               1,610              13,515
                                                            ---------------     ---------------    ----------------
                  Total Company                             $       268,105     $       276,545    $        264,584
                                                            ===============     ===============    ================


(Loss) income from operations *
     United States                                          $      (129,243)    $      (207,957)   $        (53,844)
     Canada                                                          56,321              65,116              74,151
                                                            ----------------    ---------------    ----------------
         Total Company                                      $       (72,922)    $      (142,841)   $         20,307
                                                            ================    ================   ================

Interest expense
     United States                                          $       (96,986)    $       (87,359)   $        (86,397)
     Canada                                                         (17,121)            (15,739)            (13,466)
                                                            ----------------    ---------------    ----------------
         Total Company                                      $      (114,107)    $      (103,098)   $        (99,863)
                                                            ================    ===============    ================


                                                              Fiscal 2004         Fiscal 2003        Fiscal 2002
                                                            ---------------     ---------------    ----------------

Interest income
     United States                                          $         1,731     $           316    $          2,369
     Canada                                                           1,045               1,966               5,528
                                                            ---------------     ---------------    ----------------
         Total Company                                      $         2,776     $         2,282    $          7,897
                                                            ===============     ===============    ================

(Loss) income from continuing operations before income taxes *
     United States                                          $      (224,498)    $      (295,000)   $       (137,872)
     Canada                                                          41,017              51,201              66,213
                                                            ----------------    ---------------    ----------------
         Total Company                                      $      (183,481)    $      (243,799)   $        (71,659)
                                                            ================    ===============    =================

* (Loss) income from operations and (loss) income from continuing operations before income taxes for fiscal 2004 and fiscal 2003 exclude U.S. charges to Canada of $70.7 million and $24.1 million, respectively, which are not considered for management reporting.





                                                             February 26,        February 28,        February 22,
FINANCIAL POSITION DATA                                          2005                2004                2003
-----------------------                                    -----------------  ------------------  ------------------
Capital expenditures
     United States                                          $       125,755     $        88,161    $        177,458
     Canada                                                          90,387              72,790              64,951
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       216,142     $       160,951    $        242,409
                                                            ===============     ===============    ================


Total assets
     United States                                          $     1,958,566     $     2,099,290    $      2,310,664
     Canada                                                         843,402             803,556             685,564
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     2,801,968     $     2,902,846    $      2,996,228
                                                            ===============     ===============    ================

Long-lived assets
     United States                                          $     1,016,434     $     1,138,811    $      1,335,104
     Canada                                                         466,273             402,921             339,741
                                                            ---------------     ---------------    ----------------
         Total Segments                                     $     1,482,707     $     1,541,732    $      1,674,845
              Less:  Canadian goodwill and other
                  intangible assets included in
                  "Other assets"                                     (6,133)             (5,942)            (32,288)
                                                            ---------------     ---------------    ----------------
                      Property owned - net                  $     1,476,574     $     1,535,790    $      1,642,557
                                                            ===============     ===============    ================



Note 15 - Related Party Transactions

         A&P Properties Limited, a subsidiary of our Company, leases a store in Windsor, Ontario, Canada from Tenga Capital Corporation, which is owned by Erivan and Helga Haub. Erivan Haub is the father of Christian W. E. Haub, our Chairman of the Board and Chief Executive Officer, and is a general partner, together with Tengelmann Verwaltungs- und Beteiligungs GmbH, Karl-Erivan W. Haub and Christian W. E. Haub of Tengelmann, which owns a controlling interest of our common stock. Helga Haub is the mother of Christian W. E. Haub and is a member of our Board of Directors. The lease, which commenced in 1983 and expires on October 31, 2013, includes four 5-year renewal options. The base annual rental was C$0.5 million (U.S. $0.4 million) until October 31, 2003, when it decreased to C$0.4 million (U.S. $0.3 million).

         Prior to fiscal 2003, we were a party to agreements granting Tengelmann and its affiliates the exclusive right to use the "A&P(R)" and "Master Choice(R)" trademarks in certain European countries pursuant to which we received $0.1 million during fiscal 2002, which is the maximum annual royalty fee under such agreements. Beginning in fiscal 2003, all such material agreements were canceled. Royalties for use of our trademarks in Germany were paid at the commencement of that license in 1979. We are also a party to agreements under which we purchased from Wissoll, which was formerly an affiliate of Tengelmann, approximately $0.3 million and $0.7 million worth of the Black Forest line and Master Choice(R) candy during fiscal 2003 and 2002, respectively. There were no such purchases during fiscal 2004.

         During fiscal 2003, we entered into a three year agreement with OBI International Development and Service GMBH ("OBI International"), a subsidiary of Tengelmann, to purchase seasonal merchandise to be sold in our stores. Our purchases from OBI International totaled $4.7 million and $0.8 million in fiscal 2004 and fiscal 2003, respectively.

         We own a jet aircraft, which Tengelmann leases under a full cost reimbursement lease. During fiscal 2004, 2003 and 2002, Tengelmann was obligated to and has reimbursed us $3.5 million, $2.8 million and $2.8 million, respectively, for their use of the aircraft.

Note 16 - Summary of Quarterly Results (Unaudited)

       The following table summarizes our results of operations by quarter for fiscal 2004 and fiscal 2003. The first quarter of each fiscal year contains sixteen weeks, while the second and third quarters each contain twelve weeks. The fourth quarter of fiscal 2004 contains twelve weeks and the fourth quarter of fiscal 2003 contains thirteen weeks.





                                         First            Second            Third            Fourth             Total
                                        Quarter           Quarter          Quarter           Quarter            Year
                                    ---------------  ----------------  ---------------  ----------------  ---------------
2004 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------

Sales                                    $3,280,299        $2,490,559       $2,523,759        $2,560,294      $10,854,911
Gross margin                                919,996           695,513          696,538           729,093        3,041,140
Depreciation and amortization                80,846            62,190           62,647            62,422          268,105
(Loss) income from operations (b)            (1,078)          (38,852)         (46,253)           13,261          (72,922)
Interest expense (b)                        (34,392)          (27,734)         (24,874)          (27,107)        (114,107)
Loss from continuing operations             (41,463)          (64,546)         (72,751)           (5,249)        (184,009)
(Loss) income from discontinued
    operations                               (1,383)              344           (2,592)             (458)          (4,089)
Net loss                                    (42,846)          (64,202)         (75,343)           (5,707)        (188,098)
Per share data:
    Loss from continuing operations
       - basic and diluted (a)                 (1.08)         (1.68)            (1.89)            (0.14)            (4.77)
    (Loss) income from discontinued
       operations - basic and diluted (a)      (0.03)          0.01             (0.07)            (0.01)            (0.11)
    Net loss - basic and diluted (a)           (1.11)         (1.67)            (1.96)            (0.15)            (4.88)

Market price:
    High                                       9.07            7.66              7.97             11.53
    Low                                        6.71            6.21              5.60              7.70
Number of stores at end of period               628             630               650               647
Number of franchised stores served
    at end of period                             66              65                42                42


(a) The sum of quarterly basic and diluted (loss) income per share differs from full year amounts because the number of weighted average common shares outstanding has increased each quarter.

(b) As described in Note 2, amounts previously reported for (loss) income from operations and interest expense have been corrected. We have corrected the classification to increase interest expense and adjust
      (loss) income from operations by $7,542, $5,656 and $5,656 for the first, second, and third quarters, respectively.





                                         First            Second            Third            Fourth             Total
                                        Quarter           Quarter          Quarter           Quarter            Year
                                    ---------------  ----------------  ---------------  ----------------  ---------------
2003 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------

Sales                                    $3,228,523        $2,464,758       $2,484,612        $2,721,415      $10,899,308
Gross margin                                923,174           691,069          688,925           768,929        3,072,097
Depreciation and amortization                86,467            63,520           65,139            59,809          274,935
Loss from operations (b)                     (4,185)          (15,223)         (77,623)          (45,810)        (142,841)
Interest expense (b)                        (31,309)          (22,764)         (23,202)          (25,823)        (103,098)
Loss from continuing operations             (20,630)          (57,092)         (72,823)          (62,680)        (213,225)
Income (loss) from discontinued
    operations                               40,622           (26,595)          47,556             2,740           64,323
Income (loss) before cumulative effect of
    change in accounting principle           19,992           (83,687)         (25,267)          (59,940)        (148,902)
Cumulative effect of change in
    accounting principle - FIN 46-R          (8,047)                -                -                 -           (8,047)
Net income (loss)                            11,945           (83,687)         (25,267)          (59,940)        (156,949)
Per share data:
    Loss from continuing operations -
       basic and diluted (a)                  (0.53)           (1.48)           (1.89)            (1.63)           (5.54)
    Income (loss) from discontinued
       operations - basic and diluted (a)      1.05            (0.69)            1.23              0.07             1.67
    Cumulative effect of a change in
       accounting principle - FIN 46-R        (0.21)               -                -                 -            (0.21)
    Net income (loss) - basic and
       diluted                                 0.31            (2.17)           (0.66)            (1.56)           (4.08)

Market price:
    High                                       9.54            11.05              9.96             9.33
    Low                                        4.08             7.92              5.02             7.15
Number of stores at end of period               667              643               645              633
Number of franchised stores served
    at end of period                             64               64                63               63


(a) The sum of quarterly basic and diluted (loss) income per share differs from full year amounts because the number of weighted average common shares outstanding has increased each quarter.

(b) As described in Note 2, amounts previously reported for loss from operations and interest expense have been corrected. We have corrected the classification to increase interest expense and adjust loss from operations by $6,425, $4,819 and $4,819 for the first, second, and third quarters, respectively.


Management's Annual Report on Internal Control over Financial Reporting
-----------------------------------------------------------------------

         Management of our Company, including the Chairman of the Board and Chief Executive Officer and the Executive Vice President, Chief Financial Officer and Secretary, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 15(f) of the Securities Exchange Act of 1934, as amended. Our Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i.) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our Company; (ii.) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and directors of our Company; and (iii.) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the financial statements.

         Our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on the evaluation, management has concluded our Company's internal control over financial reporting was effective as of February 26, 2005.

         Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of February 26, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.






Christian W. E. Haub                       Mitchell P. Goldstein
Chairman of the Board                      Executive Vice President,
and Chief Executive Officer                Chief Financial Officer & Secretary

2


            Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

We have completed an integrated audit of The Great Atlantic & Pacific Tea Company, Inc.'s February 26, 2005 consolidated financial statements and of its internal control over financial reporting as of February 26, 2005 and audits of its February 28, 2004 and February 22, 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and comprehensive
(loss) income and cash flows present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. at February 26, 2005 and February 28, 2004, and the results of its operations and its cash flows for each of the three years in the period ended February 26, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the consolidated financial statements as of February 28, 2004 and February 22, 2003 have been restated.

As discussed in Note 3, the Company changed the manner in which it accounts for investments in variable interest entities and for certain of its inventories.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting", that the Company maintained effective internal control over financial reporting as of February 26, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 26, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Florham Park, New Jersey
May 10, 2005



Five Year Summary of Selected Financial Data
--------------------------------------------

                                                                          Restated - See Notes 2 & 3
                                    ---------------  ----------------------------------------------------------------------
                                      Fiscal 2004       Fiscal 2003      Fiscal 2002       Fiscal 2001       Fiscal 2000
                                      (52 Weeks)        (53 Weeks)       (52 Weeks)        (52 Weeks)        (52 Weeks)
                                    ---------------  -------------     ---------------  ----------------  ---------------


                                                      (Dollars in thousands, except per share amounts)
Operating Results
Sales                                   $10,854,911       $10,899,308      $10,096,781       $10,206,246       $9,835,856
(Loss) income from operations               (72,922)         (142,841)          20,307           (45,020)          53,469
Depreciation and amortization              (268,105)         (274,935)        (251,069)         (248,527)        (240,084)
Interest expense                           (114,107)         (103,098)         (99,863)         (101,980)        (109,490)
Loss from continuing operations            (184,009)         (213,225)        (202,289)          (82,890)         (31,459)
(Loss) income from discontinued
   operations                                (4,089)           64,323            7,645            11,487           10,501
Loss before cumulative effect of
   change in accounting principle          (188,098)         (148,902)        (194,644)          (71,403)         (20,958)
Cumulative effect of a change in
   accounting principle - FIN 46-R                -            (8,047)               -                 -                -
Net loss                                   (188,098)         (156,949)        (194,644)          (71,403)         (20,958)

Per Share Data
Loss from continuing
   operations - basic and diluted             (4.77)            (5.54)            (5.25)           (2.16)          (0.82)
(Loss) income from discontinued
   operations - basic and diluted             (0.11)             1.67              0.20             0.30            0.27
Cumulative effect of a change in
   accounting principle - FIN 46-R                -             (0.21)              -                 -                -
Net loss - basic and diluted                  (4.88)            (4.08)            (5.05)           (1.86)          (0.55)
Cash dividends (a)                                -               -                 -                 -             0.30
Book value per share (a)                       6.03             10.20             13.39            18.03           20.00

Financial Position
Current assets                           $1,164,681        $1,198,950       $1,121,388        $1,236,924       $1,224,313
Current liabilities                       1,078,202         1,083,235        1,090,612         1,184,463        1,130,062
Working capital (a)                          86,479           115,715           30,776            52,461           94,251
Current ratio (a)                              1.08              1.11             1.03              1.04             1.08
Expenditures for property                   216,142           160,951          242,409           261,799          439,054
Total assets                              2,801,968         2,902,846        2,996,228         3,285,528        3,398,009
Current portion of
   long-term debt                             2,278             2,271           25,820               526            6,195
Current portion of
   capital lease obligations                  8,331            15,901           13,787            10,691           11,634
Long-term debt                              634,028           642,296          803,277           779,440          915,321
Long-term portion of
   capital lease obligations                 52,184            55,243           66,071            76,484           88,946
Total debt                                  696,821           715,711          908,955           867,141        1,022,096
Debt to total capitalization (a)                75%               65%              64%               56%              57%





Five Year Summary of Selected Financial Data - Continued
--------------------------------------------------------

                                                                          Restated - See Notes 2 & 3
                                    ---------------  ----------------------------------------------------------------------
                                      Fiscal 2004       Fiscal 2003      Fiscal 2002       Fiscal 2001       Fiscal 2000
                                      (52 Weeks)        (53 Weeks)       (52 Weeks)        (52 Weeks)        (52 Weeks)
                                    ------------     ----------------  ---------------  ----------------  ---------------

                                                      (Dollars in thousands, except per share amounts)


Equity
Stockholders' equity                        233,802           392,759          515,653           691,586          766,906
Weighted average shares
   outstanding                           38,558,598        38,516,750       38,494,812        38,350,616       38,347,216
Number of registered
   stockholders (a)                           5,289             5,469            5,751             6,087            6,281

Other (a)
Number of employees                          73,000            74,185           78,710            78,995           83,000
New store openings                               24                19               31                21               47
Number of stores at year end                    647               633              695               702              752
Total store area
   (square feet)                         25,583,138        24,724,168       26,817,650        26,664,312       27,931,729
Number of franchised
   stores served at year end                     42                63               65                67               68
Total franchised store
   area (square feet)                     1,375,611         2,048,016        2,066,401         2,108,969        2,021,206



(a) Not derived from audited financial information.



Executive Officers
------------------

Christian W. E. Haub
Chairman of the Board
and Chief Executive Officer

Eric Claus
President and Chief Executive
Officer, Canadian Company

Brian C. Piwek
President and
Chief Operating Officer

Mitchell P. Goldstein
Executive Vice President,
Chief Financial Officer & Secretary





Board Of Directors
------------------

Christian W. E. Haub (c)(d)
Chairman of the Board
and Chief Executive Officer

John D. Barline, Esq. (b)(c)(f)
Williams, Kastner & Gibbs LLP,
Tacoma, Washington

Jens-Jurgen Bockel (c)(d)
Chief Financial Officer and
Member of the Managing Board
Tengelmann Warenhandelsgesellschaft KG
Mulheim, Germany

Bobbie A. Gaunt (a)(b)(c)(e)
Former President and CEO,
Ford Motor Company of Canada

Helga Haub (c)(d)

Dan P. Kourkoumelis (a)(c)(e)(f)
Former President and CEO,
Quality Food Centers, Inc.

Edward Lewis (b)(d)(e)
Chairman and Co-founder,
ESSENCE Magazine

Richard L. Nolan (a)(e)(f)
Philip M. Condit Professor of Business Administration
University of Washington Business School and
William Barclay Harding Professor of Business Administration (Emeritus) Harvard University

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
Telephone 800-937-5449
www.amstock.com

Communications with the Board of Directors
Stockholders who would like to contact our Company's Board of Directors, including a committee thereof or a specific Director, can send an e-mail to bdofdirectors@aptea.com or write to the following address:
c/o The Great Atlantic & Pacific Tea Company, Inc.,
Chief Legal Officer, 2 Paragon Drive,
Montvale, NJ 07645

Form 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey.

Annual Meeting
The Annual Meeting of Stockholders will be held at 9:00 a.m. (EDT) on Thursday, July 14, 2005 at
The Woodcliff Lake Hilton
200 Tice Boulevard
Woodcliff Lake, New Jersey, USA

Common Stock
Common stock of our Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific
Stock Exchanges. The stock is generally
reported in newspapers and periodical tables as "GtAtPc".








(C)   2005 The Great Atlantic & Pacific Tea Co., Inc. All rights reserved.