Form 10-K, Exhibit 13
period 2006-02-25
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2006-05-09
CIK 43300

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

                                   FISCAL 2005
                          ANNUAL REPORT TO STOCKHOLDERS

TABLE OF CONTENTS
Executive Chairman Letter to Stockholders...................................   3
President and Chief Executive Officer Letter to Stockholders................   5
Management's Discussion and Analysis........................................   8
Consolidated Statements of Operations.......................................  52
Consolidated Statements of Stockholders' Equity
       and Comprehensive (Loss) Income......................................  53
Consolidated Balance Sheets.................................................  54
Consolidated Statements of Cash Flows.......................................  55
Notes to Consolidated Financial Statements..................................  56
Management's Annual Report on Internal Control over Financial Reporting..... 122
Report of Independent Registered Public Accounting Firm..................... 123
Five Year Summary of Selected Financial Data................................ 125
Executive Officers.......................................................... 127
Board of Directors.......................................................... 127
Stockholder Information..................................................... 128






COMPANY PROFILE
---------------

The Great Atlantic & Pacific Tea Company, Inc. ("We," "Our," "Us" or "our Company"), based in Montvale, New Jersey, operates conventional supermarkets, combination food and drug stores, and limited assortment food stores in 9 U.S. states and the District of Columbia under the A&P(R), Waldbaum's(TM), The Food Emporium(R), Super Foodmart, Super Fresh(R), Farmer Jack(R), Sav-A-Center(R) and Food Basics(R) trade names.

EXECUTIVE CHAIRMAN LETTER TO STOCKHOLDERS
-----------------------------------------

To Our Stockholders:

     Fiscal 2005 was a year of momentous and positive change for A&P, as we took decisive actions to strengthen our financial position, reduce operating costs, and launch dynamic retail strategies to restore profitability and stimulate growth.

o Through the successful divestiture of our Canadian operations completed in August to Metro, Inc., we realized the substantial value of that business, built over the past decade. In addition to the cash proceeds that transformed our balance sheet, we gained a significant investment position in the new combined entity, giving A&P a meaningful stake in one of the most profitable and growth-oriented retail enterprises in North America.

o We moved to upgrade the quality and lower the cost of logistical support of our U.S. store network, by extending our business relationship with C&S Wholesale Grocers, Inc. to encompass virtually all distribution activity and large scale volume purchasing of goods.

o We reviewed our organization and administration, producing substantial reductions that aligned our cost structure to the revenue base of the new A&P, following the Canadian sale and the strategic closure of underperforming U.S. stores during the year.

         The sale of A&P Canada also fostered a positive change in our leadership structure. Effective August 15, 2005, I became Executive Chairman of the Board, fully assuming long-range strategic leadership of the Company; and former A&P Canada CEO Eric Claus became President and Chief Executive Officer, with full responsibility for the day to day operation of A&P.

         Operating through his new Executive Management Team, Eric completed the administrative reductions initiated earlier in the year; centralized direction of the business at the headquarters level, and took immediate steps to upgrade operations and merchandising, and improve our every-day pricing and promotional appeal.

         The combined impact of these cost reduction, reorganization and operating measures turned the tide of our results during the second half of Fiscal 2005, as we posted our best identical stores sales increases in many quarters, and a corresponding improvement in profit from store operations.

         In December 2005, our Board of Directors endorsed a comprehensive strategic operating plan submitted by the new Executive Management Team.

         That plan combines dynamic retail strategies with strict cost management, to return A&P to sustainable profitability by Fiscal 2007, steadily grow our consumer franchise and market share, and position the business to take advantage of suitable growth opportunities going forward. Specific elements of the strategic plan, our ongoing results and future goals for the Company will be addressed by Eric Claus in the accompanying letter that follows.

         Early in Fiscal 2006, our Board of Directors approved the payment of a special dividend in the amount of $300 million which was distributed to all our stockholders in April. This sharing of proceeds from the Canadian divestiture with investors reflected both our appreciation of their ongoing support, and growing confidence in our turnaround and growth prospects.

         By virtue of our decisive actions in the past year, our new leadership and our exciting retail strategies, it is my belief that we are better positioned than ever to embrace the developing sea changes in both the nature and structure of our industry, and convert them to profitable opportunities for A&P in North America.

         Finally, I want to pay special tribute to our Sav-A-Center management team and associates in New Orleans. As the result of their commitment and fortitude in the wake of Hurricane Katrina's terrible devastation last fall, we now have 23 stores open and serving grateful customers who remained in their hard-hit communities, and those returning to them. I cannot overstate our admiration for this intrepid team, whose amazing accomplishment has truly inspired us all.

         In closing, my thanks to all of our key stakeholders - our customers, employees, suppliers and stockholders - for their ongoing support through challenging times of change, as we work to realize both our immediate objectives and the long-range success of the New A&P. I also want to express my thanks to our Board of Directors for their diligent participation and strong support throughout the planning and execution of our strategic restructuring.

Sincerely,

CHRISTIAN HAUB,
Executive Chairman

PRESIDENT AND CHIEF EXECUTIVE OFFICER LETTER TO STOCKHOLDERS
------------------------------------------------------------

To Our Stockholders:

         This is my first year-end address as Chief Executive Officer of A&P, and I'm honored to be entrusted with leadership at such an exciting time for our Company.

         Many difficult decisions and much hard work created the opportunity we have at A&P today, and my thanks go to Christian Haub and our Board of Directors for their courageous and determined actions, and for their vote of confidence in our new Executive Management Team.

         I commend our new team and all of our associates, who despite significant organizational changes following our midyear transition, remained focused on the business and revitalized our key operating results in the second half. This was a tall order for our people, and they responded admirably.

         In those months, we rapidly enforced fundamental operating, purchasing and merchandising disciplines, and curtailed activities and attached costs that had no direct bearing on the retail business.


THE ROAD AHEAD
--------------

         Our Strategic Plan is designed to significantly improve our results to meet stockholders' expectations through Fiscal 2007. We are focused on growth and expansion - rooted in three overarching objectives - build sales profitably, reduce costs, and by Fiscal 2008, improve at least 75% of our store base to prototype standards in three retail formats: Fresh, Discount and Gourmet.

BUILD SALES PROFITABLY

o Our new senior management team understands and is committed to its accountability for top and bottom line results.

o We are negotiating more vigorously with product vendors, both directly and through C&S Wholesale Grocers, to significantly lower our cost of goods across the board. Our goal is to increase sales and direct product profitability, by serving as the most efficient purchasing agent for our customers. The lower cost of goods will also support more aggressive pricing and sharper ad specials on popular items without suppressing margins - to build profitable sales.

o We will support those efforts on the Operations side by stressing the fundamental best practices - clean, well organized stores, courteous and professional associates, and store managers visible to employees and customers on the sales floor.

o Comprehensive training will be delivered to the majority of our store associates in Fiscal 2006, as we roll out our "Make It Personal" customer service program across the Company.

REDUCE COSTS

o We lowered overheads by approximately $50 million in Fiscal 2005 through the reduction of administrative and certain operating positions and other expenses.

o In addition to the vigorous actions we are taking with vendors to continue to lower our costs on behalf of our customers, we will likewise continue in fiscal year 2006 to be dedicated to lowering our store operating, general and administrative overheads.

BRING STORE BASE TO STANDARD

o Our Board of Directors has approved a three-year capital development plan providing the funds necessary to develop our Fresh, Discount and Gourmet store formats in appropriate locations.

o Our innovative FRESH STORE prototype - which sets our new standards for natural, organic, prepared and specialty foods along with everyday grocery, general merchandise and pharmacy offerings - combines the best elements of our former profitable Canadian format with those of our initial U.S. examples. It was launched in March in Midland Park, N.J. to a very positive customer and media response, and has maintained a consistent double-digit year-over-year sales increase. We will convert a significant number of stores to this format from Fiscal 2006 through Fiscal 2008.

o We have totally revamped the look, product assortment and merchandising of our DISCOUNT FOOD BASICS format. We are convinced of the ability of this attractive, well-maintained, rewarding-to-shop discount supermarket to succeed in many U.S. markets as our original Food Basics operation did in Canada. We recently opened our totally new Food Basics prototype in Glassboro, N.J., and the shopper response and sales performance have borne out our confidence in the concept. As with our Fresh concept, we will convert the appropriate number of stores to this prototype Discount format from Fiscal 2006 through Fiscal 2008.

o Later this year, we will begin elevating our FOOD EMPORIUM business to world class levels in New York City by taking our menu, services and store design to an entirely new level. Our vision is to distinguish this venerable gourmet brand as the premier destination for fine foods.

o At this writing, we are in the process of unveiling an aggressive, value-oriented marketing initiative for our FARMER JACK operations in Michigan, underlining our renewed commitment to that marketplace. Recalling prior tradition and success as Detroit's Home Town Grocer, our "Jack is Back" launch will rekindle the "Farmer Jack Savings Time" aura that still resonates with the area's quality-and-value-conscious shoppers. We have already seen financial improvement at Farmer Jack, due in part to the cost benefits of our amended labor agreement there. We thank our union associates for demonstrating their commitment in that way, and are joining with them to usher in a great new era for customers and workers alike.

         The fresh thinking now transforming our business also includes exciting marketing developments that we are applying across A&P formats and store banners.

         In New York City, its outer boroughs and on Long Island, customers of THE FOOD EMPORIUM, and more recently our WALDBAUM'S stores, are now enjoying the added convenience of ONLINE SHOPPING. This is a popular and growing element of our customer service offer that we intend to expand across operations over time.

         These, and the additional improvements and innovations to come, are aimed at recreating the unshakeable bond with consumers that John and George Hartford forged so many decades ago, along the way to building in A&P the greatest retail enterprise of their era. Our go-to-market strategies, and the backstage efforts supporting them, are aligned behind that traditional yet ever-timely principle.

         Despite the many challenges ahead of us, I am confident about what's in store for A&P and proud to be part of it. Our assets include a strong balance sheet, improving results, irreplaceable locations, talented and committed leadership, dedicated associates, and targeted retail formats appealing to specific and profitable customer segments.

         Our plan is simple yet strategically sound. It has been communicated throughout the Company, as has our determination to see it through. Our ultimate vision is to restore The Great A&P to its rightful position as a leader - where "FRESH THINKING SINCE 1859" not only defines an illustrious past, but ensures a promising future.

         With the essential ingredients for success in place, it's all up to us, and I look forward to working with my team, and all of our associates, in achieving it.

Sincerely,


ERIC CLAUS
President and Chief Executive Officer

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

o 2006 Outlook -- a discussion of certain trends or business initiatives for the upcoming year that Management wishes to share with the reader to assist in understanding the business.

o Review of Continuing Operations and Liquidity and Capital Resources - a discussion of results for fiscal 2005 and 2004, significant business initiatives, current and expected future liquidity and the impact of various market risks on our Company.

o Market Risk - a discussion of the impact of market changes on our consolidated financial statements.

o Critical Accounting Estimates - a discussion of significant estimates made by Management.

o Impact of New Accounting Pronouncements - a discussion of authoritative pronouncements that have been or will be adopted by our Company.


BASIS OF PRESENTATION
---------------------

         Our fiscal year ends on the last Saturday in February. Fiscal 2005 ended February 25, 2006, fiscal 2004 ended February 26, 2005, and fiscal 2003 ended February 28, 2004. Fiscal 2005 and fiscal 2004 were each comprised of 52 weeks, and fiscal 2003 was comprised of 53 weeks. Except where noted, all amounts are presented in millions, and all net income (loss) per share data presented is both basic and diluted.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

OVERVIEW
--------

         THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC., based in Montvale, New Jersey, operates conventional supermarkets, combination food and drug stores and discount food stores in 9 U.S. states and the District of Columbia. Our Company's business consists strictly of our retail operations, which totaled 405 stores as of February 25, 2006.

         Commencing in the second half of fiscal 2005, our UNITED STATES retail operations are now organized in three regions: North Region, operating A&P supermarkets in New York and Northern New Jersey, The Food Emporium in Westchester County, N.Y, A&P/Super Foodmart stores in Connecticut, and all Food Basics discount stores; Central Region, operating all Waldbaum's supermarkets, The Food Emporium in Manhattan, and the Farmer Jack supermarkets in Michigan; and South Region, operating Super Fresh supermarkets in Baltimore and Philadelphia, A&P supermarkets in Central New Jersey and Sav-A-Center supermarkets in the greater New Orleans market.

         Focused operating and merchandising improvements combined with the continued reduction of operating costs resulted in further progress for A&P.

         Alongside these systemic improvements that remain under way, our Company launched outstanding examples of our future fresh stores to enthusiastic customer responses in New Jersey and Baltimore as well as in New Orleans, where we, at the end of March 2006, have 23 stores fully operative and thriving as they serve that recovering marketplace.

         Perhaps most notable as an indicator of our retail future was the unveiling in February of our new-generation fresh store, in Midland Park, New Jersey. Combining the best Fresh product and service elements previously introduced in the U.S. with those applied so successfully in our former Canadian operations, this formula has produced spectacular sales gains at that location, while generating considerable word-of-mouth and media attention in the market.

         The success of our newest Fresh remodels validates the prototype Midland Park design as the general baseline for our future Fresh store rollout, which combined with our gourmet and discount strategies, will result in a comprehensive and profitable three-tier marketing thrust to be rolled out over the next three years. We are on track with an aggressive capital development program that is consistent with our three-year strategic plan.

         Across the business, we continued driving intensive improvements - in merchandising, we upgraded, re-priced and fine-tuned product assortments to combine customer appeal with greater efficiency; while in operations, we continued to standardize best practices and improve our service levels.

         We are making significant progress in improving our price and value image with consumers, through more aggressive and strategic weekly ad features; and the steady improvement of pricing levels, through our Temporary Price Reduction ("TPR") program.

         The careful balance of operating and merchandising improvements, expense control measures and retail pricing adjustments is monitored closely by senior management, to ensure both steadily improving results, and a more appealing and satisfying shopping experience for customers.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

         We are aggressively reducing our cost of goods through auctioning, strategic purchasing changes with our vendors and volume buying with our supply and logistics provider, C&S Wholesale Grocers.

         On the administrative side, the personnel reduction and reorganization initiative begun earlier in the year was essentially completed in the fourth quarter, as we further consolidated management and administration, and completed the conversion of our field operations from the previous banner orientation to a more centralized framework.

         This action dovetailed with the consolidation of our headquarters management and support personnel in Montvale, New Jersey. In addition to the significant cost savings generated, our business will now realize the clear benefit of a cohesive team under one roof.

2006 OUTLOOK
------------

         The ongoing improvement of our results, via the key actions described in our strategic plan, remains management's principal focus and objective for the first half of Fiscal 2006 and beyond.

         The resolution of previous organizational and logistical issues has positioned the company to sustain sales and earnings improvement, with full emphasis on executing our marketing and retail development plans, augmented by ongoing cost control disciplines throughout the company.

         Key elements are as follows:

o Move forward with the conversion of appropriate locations to the Fresh format prototype successfully launched in Midland Park, New Jersey in the fourth quarter;

o    Launch the first example of our upgraded discount Food Basics concept;

o Complete development of our new generation Gourmet concept, for introduction later in the year under our Food Emporium Gourmet banner in New York City;

o Successfully complete the introduction of our new merchandising strategy for Farmer Jack in Michigan, reiterating our commitment to the market, and a new freshness and value proposition for area food shoppers.

o Continue to improve our every-day grocery pricing and value image, through more efficient buying and distribution practices, promotional programs, and the expansion of our TPR program.

         Supporting those development efforts is ongoing adherence to cost control, and further reduction wherever possible without compromising the growth and quality of our business. We will continue to seek additional means of improving labor productivity in cooperation with our people and their labor unions, and by seeking all reasonable opportunities to lower administrative, advertising, occupancy and other operating expenses.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

         In summary, we are encouraged by the progress we have generated over the past two quarters. More importantly, we are confident that the strategies we are executing provide ample potential for continued and hopefully accelerated improvement.

         We fully believe that our improving operations, merchandising and store development will enable us to continue elevating our competitive profile and operating performance in Fiscal 2006 and beyond.

         Various factors could cause us to fail to achieve these goals. These include, among others, the following:

o Actions of competitors could adversely affect our sales and future profits. The grocery retailing industry continues to experience fierce competition from other food retailers, super-centers, mass merchandisers, warehouse clubs, drug stores, dollar stores and restaurants. Our continued success is dependent upon our ability to effectively compete in this industry and to reduce operating expenses, including managing health care and pension costs contained in our collective bargaining agreements. The competitive practices and pricing in the food industry generally and particularly in our principal markets may cause us to reduce our prices in order to gain or maintain share of sales, thus reducing margins.

o Changes in the general business and economic conditions in our operating regions, including the rate of inflation, population growth, the rising prices of oil and gas, the nature and extent of continued consolidation in the food industry and employment and job growth in the markets in which we operate, may affect our ability to hire and train qualified employees to operate our stores. This would negatively affect earnings and sales growth. General economic changes may also affect the shopping habits and buying patterns of our customers, which could affect sales and earnings. We have assumed economic and competitive situations will not worsen in fiscal 2006 and 2007. However, we cannot fully foresee the effects of changes in economic conditions, inflation, population growth, the rising prices of oil and gas, customer shopping habits and the consolidation of the food industry on our business.

o Our capital expenditures could differ from our estimate if we are unsuccessful in acquiring suitable sites for new stores, or if development and remodel costs vary from those budgeted.

o Our ability to achieve our profit goals will be affected by (i.) our success in executing category management and purchasing programs that we have underway, which are designed to improve our gross margins and reduce product costs while making our product selection more attractive to consumers, (ii.) our ability to achieve productivity improvements and shrink reduction in our stores, (iii.) our success in generating efficiencies in our supporting activities, and (iv.) our ability to eliminate or maintain a minimum level of supply and/or quality control problems with our vendors.

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

o The amount of contributions made to our pension and multi-employer plans will be affected by the performance of investments made by the plans and the extent to which trustees of the plans reduce the costs of future service benefits.

o Our Company currently acquires a significant amount of our saleable inventory from one supplier, C&S Wholesale Grocers, Inc. Although there are a limited number of distributors that can supply our stores, we believe that other suppliers could provide similar product on comparable terms. However, a change in suppliers could cause a delay in distribution and a possible loss of sales, which would affect operating results adversely.

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

REVIEW OF CONTINUING OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES
-------------------------------------------------------------------

         Our consolidated financial information presents the results related to our operations of discontinued businesses separate from the results of our continuing operations. Both the discussion and analysis that follows focus on continuing operations.

         As further discussed in Note 2- Divestiture of Our Business in Canada and Stores in the Midwest, we sold our Canadian operations to Metro, Inc. at the close of business on August 13, 2005. Therefore, comparative information relating to our Canadian business that follows was comprised of 24 weeks and 52 weeks during fiscal years 2005 and 2004, respectively.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

FISCAL 2005 COMPARED WITH FISCAL 2004

         Sales for fiscal 2005 were $8.7 billion, compared with $10.9 billion for fiscal 2004; comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores, increased 0.5%. Loss from continuing operations reversed from $184.0 million for fiscal 2004 to income from continuing operations of $390.4 million for fiscal 2005 primarily due to the gain on sale of our Canadian operations of $912.1 million. Net income per share - basic and diluted for fiscal 2005 was $9.74 and $9.64, respectively, compared to a net loss per share - basic and diluted of $4.88 for fiscal 2004.


                                                                                        Favorable /
                                                 Fiscal 2005       Fiscal 2004         (Unfavorable)     % Change
                                                 -----------       ------------        -------------     --------
Sales                                            $   8,740.3       $   10,854.9        $  (2,114.6)      (19.5%)
Increase in comparable store sales                       0.5%               0.1%                NA           NA
Gain on sale of Canadian operations                    912.1                -                912.1        100.0
Income (loss) from continuing
     operations                                        390.4             (184.0)             574.4       >100.0
Income (loss) from discontinued
     operations                                          2.2               (4.1)               6.3       >100.0
Net income (loss)                                      392.6             (188.1)             580.7       >100.0
Net income (loss) per share - basic                     9.74              (4.88)             14.62       >100.0
Net income (loss) per share - diluted                   9.64              (4.88)             14.52       >100.0


SALES
         Sales for fiscal 2005 of $8,740.3 million decreased $2,114.6 million or 19.5% from sales of $10,854.9 million for fiscal 2004. The lower sales were due to a decrease in U.S. sales of $301.2 million and a decrease in Canadian sales of $1,813.4 million. The following table presents sales for each of our reportable operating segments for fiscal 2005 and fiscal 2004:

                     Fiscal 2005     Fiscal 2004       Decrease       % Change
                     -----------     -----------      ----------      --------
United States         $  7,016.4     $   7,317.6      $   (301.2)      (4.1%)
Canada                   1,723.9         3,537.3        (1,813.4)      (51.3)
                      ----------     -----------      ----------       -----
Total                 $  8,740.3     $  10,854.9      $ (2,114.6)      (19.5%)
                      ==========     ===========      ==========       =====

         The following details the dollar impact of several items affecting the decrease in sales by reportable operating segment from fiscal 2004 to fiscal 2005:


                           Impact of     Impact of      Foreign     Comparable     Impact of
                              New         Closed       Exchange       Store        Hurricane
                            Stores        Stores         Rate         Sales         Katrina        Other           Total
                           ---------    ---------     ---------     ----------     ---------    ----------      -----------
United States              $  25.2      $ (330.0)       $    -       $ 30.7         $ (36.3)    $      9.2      $   (301.2)
Canada                        47.6         (65.1)        162.0          1.6               -       (1,959.5)       (1,813.4)
                           -------      --------        ------       ------         -------     ----------      ----------
       Total               $  72.8      $ (395.1)       $162.0       $ 32.3         $ (36.3)    $ (1,950.3)     $ (2,114.6)
                           =======      ========        ======       ======         =======     ==========      ==========


         The decrease in U.S. sales was primarily attributable to the closing of 67 stores since the beginning of fiscal 2004, of which 49 were closed in fiscal 2005 primarily in the Midwest, decreasing sales by $330.0 million, and the decrease in sales caused by the overall impact of Hurricane Katrina of $36.3 million. These decreases were partially offset by the opening or re-opening of 18 new stores since the beginning of fiscal 2004, of which 2 were opened or re-opened in fiscal 2005, increasing sales by $25.2 million, the increase in comparable store sales for fiscal 2005 of $30.7 million or 0.5% as compared with fiscal 2004, and the increase in sales relating to an information technology services agreement with Metro, Inc. of $9.2 million.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

         The decrease in Canadian sales was primarily attributable to the sale of our Canadian operations that resulted in the inclusion of 24 weeks of sales during fiscal 2005 as compared to 52 weeks during fiscal 2004, decreasing sales by $1,959.5 million, and the closure of 14 stores since the beginning of fiscal 2004, of which 1 was closed in fiscal 2005, decreasing sales by $65.1 million. These decreases were partially offset by the opening or re-opening of 9 stores since the beginning of fiscal 2004, of which 1 was opened or re-opened in fiscal 2005, increasing sales by $47.6 million, the favorable effect of the Canadian exchange rate, which increased sales by $162.0 million, and the increase in comparable store sales for fiscal 2005 of $1.6 million or 0.1% for Company-operated stores and franchised stores combined, as compared to fiscal 2004.

         Average weekly sales per supermarket for the U.S. were approximately $330,000 for fiscal 2005 versus $323,100 for the corresponding period of the prior year, an increase of 2.1% primarily due to the impact of closing smaller stores and positive comparable store sales. Average weekly sales per supermarket for Canada were approximately $298,600 for fiscal 2005 versus $285,900 for the corresponding period of the prior year, an increase of 4.4%. This increase was primarily due to the increase in the Canadian exchange rate and higher comparable store sales.

GROSS MARGIN
------------

         The following table presents gross margin dollar results and gross margin as a percentage of sales by reportable operating segment for fiscal 2005 as compared to fiscal 2004. Gross margin as a percentage of sales increased 65 basis points to 28.67% for fiscal 2005 from 28.02% for fiscal 2004 primarily caused by the sale of our Canadian operations which had a lower gross margin rate. We believe the impact on margin for changes in costs and special reductions was not significant.


                                      Fiscal 2005                                Fiscal 2004
                          ------------------------------------        ------------------------------------
                          Gross Margin          Rate to Sales%        Gross Margin          Rate to Sales%
                          ------------          --------------        ------------          --------------
United States              $  2,084.4                29.71%            $  2,177.9                29.76%
Canada                          420.7                24.40                  863.2                24.40
                           ----------                -----             ----------               ------
       Total               $  2,505.1                28.67%            $  3,041.1                28.02%
                           ==========                =====             ==========               ======


         The following table details the dollar impact of several items affecting the gross margin dollar decrease from fiscal 2004 to fiscal 2005:

                                          Gross Margin
                  Sales Volume    Rate    Exchange Rate     Other       Total
                  ------------   ------   -------------    -------    ---------

United States      $  (89.6)     $ (3.9)      $   -        $     -     $ (93.5)
Canada                (58.8)        4.5        32.9         (421.1)     (442.5)
                   --------      ------       -----        --------    -------
Total              $ (148.4)     $  0.6       $32.9        $(421.1)    $(536.0)
                   ========      ======       =====        ========    =======

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------

         The following table presents store operating, general and administrative expense ("SG&A") by reportable operating segment, in dollars and as a percentage of sales for fiscal 2005 compared with fiscal 2004. SG&A expense was $2,825.7 million or 32.33% for fiscal 2005 as compared to $3,114.1 million or 28.69% for fiscal 2004.

                             Fiscal 2005                      Fiscal 2004
                     ---------------------------    ---------------------------
                        SG&A      Rate to Sales%       SG&A      Rate to Sales%
                     ----------   --------------    ----------   --------------
United States        $  2,462.2       35.09%        $  2,307.2       31.53%
Canada                    363.5       21.09              806.9       22.81
                     ----------       -----         ----------       -----
       Total         $  2,825.7       32.33%        $  3,114.1       28.69%
                     ==========       =====         ==========       =====

Included in SG&A in the U.S. for fiscal 2005 were certain charges as follows:

o costs relating to the closing of our owned warehouses in Edison, New Jersey and Bronx, New York of $83.2 million (119 basis points) that will not be sold as part of the sale of our U.S. distribution operations and some warehouse facilities and related assets to C&S Wholesale Grocers as discussed in Note 3 - Sale of Our U.S. Distribution Operations and Warehouses;

o costs relating to the closure of stores in the Midwest as discussed in Note 8 - Asset Disposition Initiatives of $114.0 million (163 basis points);

o costs relating to future occupancy costs for four stores closed in connection with Hurricane Katrina, the write-off of an asset for a favorable lease that was recorded for one of these stores that is now closed, our insurance deductible, and other related hurricane costs as discussed in Note 4 - Hurricane Katrina and Impact on U.S. Business of $19.0 million (27 basis points);

o costs relating to the impairment of unrecoverable assets of $17.7 million (25 basis points) as discussed in Note 6 - Valuation of Long-Lived Assets;

o costs relating to an administrative reorganization during fiscal 2005 of $17.6 million (25 basis points);

o costs relating to the consolidation of our operating offices in line with our smaller operations in the U.S. of $14.8 million (21 basis points);

o costs relating to the cash tender offer completed during fiscal 2005 as discussed in Note 9 - Indebtedness of $33.0 million (47 basis points);

o costs relating to the settlement of our net investment hedge as discussed in Note 17 - Hedge of Net Investment in Foreign Operations of $15.4 million (22 basis points); and

o costs relating to workers compensation state assessment charges as discussed in Note 1 - Summary of Significant Accounting Policies of $9.7 million (14 basis points).

Partially offset by:

o recoveries from our VISA/Mastercard antitrust class action litigation as discussed in Note 18 - Commitments and Contingencies of $1.5 million (2 basis points).

o net gains on real estate activity of $14.9 million (21 basis points) during fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED


SG&A in the U.S. for fiscal 2004 also included certain charges as follows:

o costs relating to the impairment of unrecoverable assets of $34.7 million (47 basis points);

o costs relating to severance and other charges of $10.7 million (15 basis points) relating to an administrative reorganization; and

o costs relating to an increase in our workers' compensation and general liability reserves of $27.2 million (37 basis points) in response to both adverse development of prior years' costs and other developments including a continuing trend of rising costs.

Partially offset by:

o a reduction in the vacation accrual of $8.6 million (12 basis points) due to a change in the vacation entitlement practice. Prior to the change in the vacation operating policy, non-union employees were fully vested on the first day of the calendar year. As such under SFAS No. 43, "Compensated Absences", our Company accrued vacation as it was earned by non-union employees (earned in the calendar year immediately preceeding the January 1 vesting date). Under the new vacation operating policy, non-union employees vest over the year that vacation is earned, and accordingly, our Company recorded a one-time adjustment to reduce the liability.

o net gains on real estate activity of $22.5 million (31 basis points) during fiscal 2005.

         Excluding the items listed above, SG&A within our core U.S. operations as a percentage of sales decreased by 26 basis points during fiscal 2005 as compared to fiscal 2004 primarily due to a reduction in administrative expenses of $49.5 million, a reduction in advertising costs of $9.9 million, and a reduction in depreciation expense of $9.9 million partially offset by an increase in utilities expense of $15.9 million due to rising costs of oil and gas.

         The decrease in SG&A in Canada of $443.4 million (172 basis points) is primarily due to the inclusion of 24 weeks of costs during fiscal 2005 as compared to 52 weeks of costs during fiscal 2004, in addition to (i.) lower depreciation expense of $21.6 million as the Canadian assets were sold during fiscal 2005 as discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest, and (ii.) the absence of costs relating to the settlement of the Canadian lawsuit of $24.9 million which were included in fiscal 2004.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED


         During fiscal 2005 and fiscal 2004, we recorded impairment losses on long-lived assets as follows:


                                                                              Fiscal 2005                    Fiscal 2004
                                                                    -----------------------------    -----------------------------
                                                                      U.S.     Canada      Total       U.S.     Canada      Total
                                                                    -------    -------    -------    -------    -------    -------
Impairments due to closure or conversion in the
   normal course of business                                        $ 9,851    $   506    $10,357    $ 6,000    $   709    $ 6,709
Impairments due to unrecoverable assets                              17,728          -     17,728     34,688          -     34,688
Impairments due to closure of stores impacted by
   Hurricane Katrina (1)                                              6,090          -      6,090          -          -          -
Impairments related to the closure of stores in the
   Midwest (2)                                                        6,873          -      6,873          -          -          -
Impairments related to the sale of U.S. distribution
   operations and warehouses (3)                                      8,590          -      8,590          -          -          -
Impairments related to property held as part of the 2001
   Asset Disposition (2)                                                  -          -          -      2,659          -      2,659
Impairments related to the Farmer Jack restructuring (2)                  -          -          -         90          -         90
                                                                    -------    -------    -------    -------    -------    -------
Total impairments                                                   $49,132    $   506    $49,638    $43,437    $   709    $44,146
                                                                    =======    =======    =======    =======    =======    =======

(1)  Refer to Note 4 - Hurricane Katrina and Impact on U.S. Business
(2)  Refer to Note 8 - Asset Disposition Initiatives
(3)  Refer to Note 3 - Sale of our U.S. Distribution Operations and Warehouses

         The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

         If current operating levels do not improve, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.


GAIN ON SALE OF CANADIAN OPERATIONS
-----------------------------------

         As further discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest, we sold our Canadian operations to Metro, Inc. at the close of business on August 13, 2005. As a result of this sale, we recorded a pretax gain of $912.1 million (gain of $805.3 million after tax) during fiscal 2005.

INTEREST EXPENSE
----------------

         Interest expense of $92.2 million for fiscal 2005 decreased from the prior year amount of $114.1 million due primarily to (i.) the repurchase of the majority of our 7.75% Notes due April 15, 2007 and our 9.125% Senior Notes due December 15, 2011 resulting in a reduction in interest expense of $15.8 million, (ii.) a decrease in capitalized interest expense of $1.0 million due to mainly a reduction in new store builds, and (iii.) lower interest expense of $8.8 million relating to our Canadian operations due to the inclusion of its operating results for 24 weeks for fiscal 2005 as compared to 52 weeks for fiscal 2004 as a result of its sale, partially offset by higher interest expense resulting from our on-balance sheet long-term real estate liabilities, which includes sale leaseback of Company-owned properties entered into in the fourth quarter of fiscal 2003, of approximately $1.4 million and sale leaseback of locations for which we received landlord allowances of $0.5 million.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

INCOME TAXES
------------

         The provision for income taxes from continuing operations for fiscal 2005 was $128.9 million (a $110.4 million provision for our U.S. operations and a $18.5 million provision for our Canadian operations) compared to a provision for income taxes from continuing operations for fiscal 2004 of $0.5 million (a $4.5 million provision for our U.S. operations and a $4.0 million benefit for our Canadian operations). Consistent with prior year, we continue to record a valuation allowance against our U.S. net deferred tax assets.

         For fiscal 2005, our effective income tax rate of 24.8% changed from the effective income tax rate of 0.3% for fiscal 2004 as follows:

                          Fiscal 2005                      Fiscal 2004
                   ---------------------------     ----------------------------
                                     Effective                        Effective
                   Tax Provision     Tax Rate      Tax Provision      Tax Rate
                   -------------     ---------     -------------      ---------
United States       $(110,388)          21.3%        $  (4,500)          2.5%
Canada                (18,539)           3.5%            3,972          (2.2%)
                    ---------           ----         ---------           ---
                    $(128,927)          24.8%        $    (528)          0.3%
                    =========           ====         =========           ===

         The change in our effective tax rate was primarily due to the tax provisions we recorded in the U.S. in connection with (i.) our Company's Domestic Reinvestment Plan as discussed in Note 12 - Income Taxes and (ii.) the sale of our Canadian operations that occurred during fiscal 2005.

DISCONTINUED OPERATIONS
-----------------------

         Beginning in the fourth quarter of fiscal year 2002 and in the early part of the first quarter of fiscal 2003, we decided to sell our operations located in Northern New England and Wisconsin, as well as our Eight O'Clock Coffee business. These asset sales are now complete.

         Although the Canadian operations have been sold as of February 25, 2006, the criteria necessary to classify the Canadian operations as discontinued have not been satisfied as our Company has retained significant continuing involvement in the operations of this business upon its sale.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

         The income from operations of discontinued businesses, net of tax, for fiscal 2005 was $1.6 million as compared to a loss from operations of discontinued businesses, net of tax, of $1.4 million for fiscal 2004 and is detailed by business as follows:


                                                                                       Fiscal 2005
                                                                   ---------------------------------------------------
                                                                                                  Eight
                                                                    Northern                     O'Clock
                                                                   New England     Kohl's         Coffee        Total
                                                                   -----------     -------       ---------     -------
(LOSS) INCOME FROM OPERATIONS OF
     DISCONTINUED BUSINESSES
Sales                                                                $     -       $     -       $     -       $     -
Operating expenses                                                       (58)        3,049          (187)        2,804
                                                                     -------       -------       -------       -------
(Loss) income from operations of
   discontinued businesses, before
   tax                                                                   (58)        3,049          (187)        2,804
Tax benefit (provision)                                                   24        (1,281)           79        (1,178)
                                                                     -------       -------       -------       -------
(Loss) income from operations of
   discontinued businesses, net
   of tax                                                            $   (34)      $ 1,768       $  (108)      $ 1,626
                                                                     =======       =======       =======       =======

Disposal related costs included in operating expenses above:
Non-accruable closing costs                                          $   (58)      $   (62)      $  (187)      $  (307)
Reversal of previously accrued
   occupancy related costs                                                 -         3,717             -         3,717
Interest accretion on present value
   of future occupancy and
   severance costs                                                         -          (606)            -          (606)
                                                                     -------       -------       -------       -------
Total disposal related costs                                         $   (58)      $ 3,049       $  (187)      $ 2,804
                                                                     -------       -------       -------       -------

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED


                                                                                  Fiscal 2004
                                                                   ------------------------------------------
                                                                                            Eight
                                                                    Northern               O'Clock
                                                                   New England  Kohl's      Coffee     Total
                                                                   -----------  -------    ---------  -------
INCOME (LOSS) FROM OPERATIONS OF
     DISCONTINUED BUSINESSES
Sales                                                                $     -    $     -    $     -    $     -
Operating expenses                                                       292       (981)      (698)    (1,387)
                                                                     -------    -------    -------    -------
Income (loss) from operations of
   discontinued businesses, before
   tax                                                                   292       (981)      (698)    (1,387)
Tax provision                                                              -          -          -          -
                                                                     -------    -------    -------    -------
Income (loss) from operations of
   discontinued businesses, net of
   tax                                                               $   292    $  (981)   $  (698)   $(1,387)
                                                                     =======    =======    =======    =======

Disposal related costs included in operating expenses above:
Severance and benefits                                               $  (326)   $     -    $     -    $  (326)
Reversal of previously accrued
   occupancy related costs                                                 -        354          -        354
Non-accruable closing costs                                              626       (595)      (698)      (667)
Interest accretion on present value
   of future occupancy and
   severance costs                                                        (8)      (740)         -       (748)
                                                                     -------    -------    -------    -------
Total disposal related costs                                         $   292    $  (981)   $  (698)   $(1,387)
                                                                     -------    -------    -------    -------


         The gain on disposal of discontinued operations, net of tax, was $0.6 million for fiscal 2005 as compared to a loss on disposal of discontinued operations, net of tax, of $2.7 million for fiscal 2004 and is detailed by business as follows:


                                                                      Fiscal 2005
                                                  ---------------------------------------------------
                                                                                 Eight
                                                   Northern                     O'Clock
                                                  New England     Kohl's         Coffee        Total
                                                  -----------     -------       ---------     -------
GAIN ON DISPOSAL OF DISCONTINUED
   BUSINESSES
Gain on sale of property                          $    -          $ 1,002       $      -      $ 1,002
                                                  ------          -------       --------      -------
Gain on disposal of discontinued
   businesses, before tax                              -            1,002              -        1,002
Tax provision                                          -             (421)             -         (421)
                                                  ------          -------       --------      -------
Gain on disposal of discontinued
   businesses, net of tax                         $    -          $   581       $      -      $   581
                                                  ======          =======       ========      =======

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED


                                                                 Fiscal 2004
                                           ---------------------------------------------------------
                                                                           Eight
                                            Northern                      O'Clock
                                           New England      Kohl's         Coffee            Total
                                           -----------      ------        ---------         --------
LOSS ON DISPOSAL OF DISCONTINUED
   BUSINESSES
Property impairments                            $  -        $  (602)      $       -         $  (602)
Loss on sale of business                                          -          (2,100)         (2,100)
                                                ----        -------         -------         -------
Loss on disposal of discontinued
   businesses, before tax                          -           (602)         (2,100)         (2,702)
Tax provision                                      -              -               -               -
                                                ----        -------         -------         -------
Loss on disposal of discontinued
   businesses, net of tax                       $  -        $  (602)        $(2,100)        $(2,702)
                                                ====        =======         =======         =======


FISCAL 2004 COMPARED WITH FISCAL 2003

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


                                                                           Favorable /
                                            Fiscal 2004     Fiscal 2003   (Unfavorable)    % Change
                                            -----------     -----------   -------------    --------
Sales                                       $ 10,854.9      $ 10,899.3      $  (44.4)       (0.4%)
Increase in comparable store sales
     for Company-operated stores                   0.1%            0.9%           NA           NA
Loss from continuing operations                 (184.0)         (213.2)         29.2         13.7
(Loss) income from discontinued
     operations                                   (4.1)           64.3         (68.4)      (106.4)
Cumulative effect of a change in
     accounting principle - FIN 46-R                 -            (8.0)          8.0        100.0
Net loss                                        (188.1)         (156.9)        (31.2)       (19.9)
Net loss per share                               (4.88)          (4.08)        (0.80)       (19.6)


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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

                                                      (Decrease)
                    Fiscal 2004      Fiscal 2003      Increase      % Change
                    -----------      -----------     -----------    --------
United States       $   7,317.6      $   7,530.9      $ (213.3)       (2.8%)
Canada                  3,537.3          3,368.4         168.9         5.0
                    -----------      -----------      --------        ----
Total               $  10,854.9      $  10,899.3      $  (44.4)       (0.4%)
                    ===========      ===========      ========        ====

         The following details the dollar impact of several items affecting the (decrease) increase in sales by operating segment from fiscal 2003 to fiscal 2004:


                           Impact of       Impact of       Foreign      Comparable      Impact of
                              New           Closed        Exchange         Store           53rd
                            Stores          Stores          Rate           Sales           Week          Total
                         -------------  -------------  --------------  -------------  -------------  -----------
United States             $    252.5     $    (286.1)   $       -       $     (47.1)   $    (132.6)   $    (213.3)
Canada                         315.7          (330.7)         215.0            33.6          (64.7)         168.9
                          ----------     -----------    -----------     -----------    -----------    -----------
     Total                $    568.2     $    (616.8)   $     215.0     $     (13.5)   $    (197.3)   $     (44.4)
                          ==========     ===========    ===========     ===========    ===========    ===========


         The decrease in U.S. sales was attributable to the closing of 35 stores since the beginning of fiscal 2003, of which 18 were closed in fiscal 2004, decreasing sales by $286.1 million, the decrease in comparable store sales for fiscal 2004 of $47.1 million or -0.6% as compared with fiscal 2003, and the unfavorable impact of the 53rd week included in fiscal 2003 which decreased sales by $132.6 million. These decreases were partially offset by the opening or re-opening of 26 new stores since the beginning of fiscal 2003, of which 16 were opened or re-opened in fiscal 2004, increasing sales by $252.5 million. Included in the 35 stores closed since the beginning of fiscal 2003 were 6 stores closed as part of the asset disposition initiative as discussed in Note 8 of our Consolidated Financial Statements.

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


                               Fiscal 2004                             Fiscal 2003
                    -----------------------------------     -----------------------------------
                    Gross Margin         Rate to Sales%     Gross Margin         Rate to Sales%
                    ------------         --------------     ------------         --------------
United States        $  2,177.9              29.76%          $  2,256.1              29.96%
Canada                    863.2              24.40                816.0              24.23
                     ----------              -----           ----------              -----
       Total         $  3,041.1              28.02%          $  3,072.1              28.19%
                     ==========              =====           ==========              =====

         The following table details the dollar impact of several items affecting the gross margin dollar increase (decrease) from fiscal 2003 to fiscal 2004:

                   Sales Volume    Gross Margin Rate    Exchange Rate    Total
                   ------------    -----------------    -------------   -------

United States        $ (63.9)         $ (14.3)            $   -        $ (78.2)
Canada                  (8.8)             5.4                50.6         47.2
                     -------          -------               -----      -------
Total                $ (72.7)         $  (8.9)            $  50.6      $ (31.0)
                     =======          =======               =====      =======

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE

         The following table presents SG&A by operating segment, in dollars and as a percentage of sales for fiscal 2004 compared to fiscal 2003. SG&A expense was $3,114.1 million or 28.69% for fiscal 2004 as compared to $3,214.9 million or 29.50% for fiscal 2003.


                                     Fiscal 2004                       Fiscal 2003
                           -----------------------------      ----------------------------
                              SG&A        Rate to Sales%         SG&A       Rate to Sales%
                           ----------     --------------      ----------    --------------
United States              $  2,307.2         31.53%          $  2,464.0         32.72%
Canada                          806.9         22.81                750.9         22.29
                           ----------         -----           ----------         -----
       Total               $  3,114.1         28.69%          $  3,214.9         29.50%
                           ==========         =====           ==========         =====


         The U.S. had overall favorability of 119 basis points. Part of the improvement in the U.S. is due to gains on the sale of certain of our assets of $29.3 million, the absence of the Midwest goodwill impairment charge of $27.0 million and a reduction in the vacation accrual of $8.6 million due to a change in the vacation entitlement practice. Prior to the change in the vacation operating policy, non-union employees were fully vested on the first day of the calendar year. As such under SFAS No. 43, "Compensated Absences", our Company accrued vacation as it was earned by non-union employees (earned in the calendar year immediately preceeding the January 1 vesting date). Under the new vacation operating policy, non-union employees vest over the year that vacation is earned, and accordingly, our Company recorded a one-time adjustment to reduce the liability. Most of the favorability in the U.S. is due to very tight cost controls. Categories in which the U.S. experienced cost reductions include advertising due to less spend ($26.4 million) and labor ($36.2 million). The favorability in the U.S. was partially offset by $8.9 million of severance and other charges relating to the previously noted administrative reorganization and a $27.2 million increase in our workers' compensation and general liability reserves in response to both adverse development of prior year's costs and other developments including a continuing trend of rising costs.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

         The increase in SG&A in Canada of $56.0 million is primarily due to the increase in the Canadian exchange rate of $35.3 million, an increase in labor of $28.5 million due mainly to increased sales, and an increase in occupancy of $17.9 million as a result of the opening of new stores partially offset by a decrease in advertising costs of $13.1 million due to less spend.

         During fiscal 2004 and fiscal 2003, we recorded property impairment losses in SG&A in our Consolidated Statements of Operations of $44.1 million and $43.8 million as follows:


                                                Fiscal 2004                             Fiscal 2003
                                    -----------------------------------    -----------------------------------
                                      U.S.        Canada        Total         U.S.        Canada        Total
                                    --------     ---------    ---------    ---------    ---------    ---------
Impairments due to
   closure or conversion
   in the normal course
   of business (1) (2)               $ 6,000      $   709      $ 6,709      $ 4,439      $ 1,670      $ 6,109
Impairments due to
   unrecoverable assets (2)           34,688            -       34,688       33,102            -       33,102
Impairments related to
   the 2001 Asset
   Disposition (2) (3)                 2,659            -        2,659          422            -          422
Impairments related to
   the Farmer Jack
   restructuring (2) (3)                  90            -           90        4,129            -        4,129
                                     -------      -------      -------      -------      -------      -------
Total impairments                    $43,437      $   709      $44,146      $42,092      $ 1,670      $43,762
                                     =======      =======      =======      =======      =======      =======


(1) Consists primarily of amounts that were impaired as a result of stores that were or will be closed, converted or remodeled in the normal course of business.
(2)  Refer to Note 6 - Valuation of Goodwill and Long-Lived Assets.
(3)  Refer to Note 8 - Asset Disposition Initiatives.

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

         For fiscal 2004, our effective income tax rate of 0.3% changed from the effective income tax rate of (12.5%) for fiscal 2003 as follows:

                           Fiscal 2004                       Fiscal 2003
                  --------------------------------  ---------------------------
                  Tax (Provision)    Effective      Tax Benefit      Effective
                     Benefit         Tax Rate       (Provision)      Tax Rate
                  --------------     ---------      -----------      ---------
United States        (4,500)            2.5%       $  42,339          (17.3%)
Canada                3,972            (2.2%)        (11,765)           4.8%
                     ------            ----        ---------          -----
                       (528)            0.3%       $  30,574          (12.5%)
                     ======             ===        =========          =====

         The change in our effective tax rate was primarily due to the absence of a tax benefit recorded on losses from continuing operations that was limited to the tax provision recorded on income from discontinued operations in accordance with SFAS 109. As discussed above, $46.6 million of benefit was recognized for fiscal 2003 as compared to fiscal 2004, where no benefit was recognized. The remaining provisions recorded in the U.S. of $4.5 million and $4.3 million for fiscal 2004 and fiscal 2003, respectively, represent state and local taxes. In addition, the change in our effective tax rate was partially offset by the impact of the lower mix of Canadian income from continuing operations as a percentage of our Company's loss from continuing operations for fiscal 2004 as compared to fiscal 2003. Information regarding items included in the reconciliation of the effective rate with the federal statutory rate is disclosed in Note 12 to the consolidated financial statements.

DISCONTINUED OPERATIONS
-----------------------

         Beginning in the fourth quarter of fiscal year 2002 and in the early part of the first quarter of fiscal 2003, we decided to sell our operations located in Northern New England and Wisconsin, as well as our Eight O'Clock Coffee business. These asset sales are now complete.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED



      The loss from operations of discontinued businesses, net of tax, for fiscal 2004 was $1.4 million as compared to a loss from operations of discontinued businesses, net of tax, of $32.7 million for fiscal 2003 and is detailed by business as follows:


                                                                    Fiscal 2004
                                      ---------------------------------------------------------------------
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


                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED



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
                                    ===============  ================  ===============  ==============

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED


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
                                    =============    ================  ===============  ================


ASSET DISPOSITION INITIATIVES

OVERVIEW
         In fiscal 1998 and fiscal 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores including the exit of the Richmond, Virginia and Atlanta, Georgia markets (Project Great Renewal). In addition, during fiscal 2001, we announced that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) would be closed and/or sold, and certain administrative streamlining would take place (2001 Asset Disposition). During fiscal 2003, we announced an initiative to close 6 stores and convert 13 stores to our Food Basics banner in the Detroit, Michigan and Toledo, Ohio markets (Farmer Jack Restructuring). In addition, through the first three quarters of fiscal 2005, we closed 35 stores in the Midwest (Closure of Stores in the Midwest).

         Presented below is a reconciliation of the activities recorded on our Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for fiscal 2005, fiscal 2004, and fiscal 2003. Present value ("PV") interest represents interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. Non-accruable items represent charges related to the restructuring that are required to be expensed as incurred in accordance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities".

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED


                                                                      Fiscal 2005
                                              ---------------------------------------------------------------------------
                                                 Project         2001             Farmer        Closure of
                                                  Great          Asset            Jack          Stores in
                                                 Renewal      Disposition     Restructuring    the Midwest       Total
                                              -----------     -----------    ---------------  -------------   -----------
      BALANCE SHEET ACCRUALS
      Vacancy                                   $  (3,648)      $  (2,089)      $   4,376       $  97,596       $  96,235
      PV interest                                   1,548           2,170             710           1,582           6,010
      Severance                                         -               -               -           2,666           2,666
                                                ---------       ---------       ---------       ---------       ---------
      Total accrued to
        balance sheets                             (2,100)             81           5,086         101,844         104,911
                                                ---------       ---------       ---------       ---------       ---------
      NON-ACCRUABLE ITEMS
        RECORDED ON STATEMENTS
        OF OPERATIONS
      Capital lease termination                         -               -               -            (588)           (588)
      Property writeoffs                                -               -               -           6,873           6,873
      Inventory related costs                           -               -               -           1,242           1,242
      Loss on sale of property                          -               -               -           1,640           1,640
      Gain on sale of pharmacy
        scripts                                         -               -               -            (870)           (870)
      Closing costs                                     -               -               -           5,131           5,131
                                                ---------       ---------       ---------       ---------       ---------
      Total non-accruable items                         -               -               -          13,428          13,428
                                                ---------       ---------       ---------       ---------       ---------
          Less PV interest                         (1,548)         (2,170)           (710)         (1,582)         (6,010)
                                                ---------       ---------       ---------       ---------       ---------
      TOTAL AMOUNT RECORDED
        ON STATEMENTS OF
        OPERATIONS EXCLUDING
        PV INTEREST                                (3,648)         (2,089)          4,376         113,690         112,329
                                                ---------       ---------       ---------       ---------       ---------
          Less Gain on sale
            of pharmacy
            scripts                                     -               -               -             870             870
          Less closing costs                            -               -               -          (5,131)         (5,131)
                                                ---------       ---------       ---------       ---------       ---------
        TOTAL AMOUNT RECORDED
          ON STATEMENTS OF
          CASH FLOWS                            $  (3,648)      $  (2,089)      $   4,376       $ 109,429       $ 108,068
                                                =========       =========       =========       =========       =========

                                                               Fiscal 2004
                                     -----------------------------------------------------------------
                                      Project               2001            Farmer
                                       Great                Asset            Jack
                                      Renewal           Disposition       Restructuring        Total
                                      -------           -----------       -------------        -----

   BALANCE SHEET ACCRUALS
   PV interest                        $ 1,922            $ 2,456            $   687            $ 5,065
                                      -------            -------            -------            -------
   Total accrued to
     balance sheets                     1,922              2,456                687              5,065
                                      -------            -------            -------            -------
   Occupancy reversals                      -             (4,488)                 -             (4,488)
                                      -------            -------            -------            -------
   Adjustments to
     balance sheets                         -             (4,488)                 -             (4,488)
                                      -------            -------            -------            -------

   NON-ACCRUABLE ITEMS
     RECORDED ON STATEMENTS
     OF OPERATIONS
   Property writeoffs                       -              2,659                 90              2,749
   Inventory related costs                  -                  -                291                291
   Closing costs                            -                  -                689                689
                                      -------            -------            -------            -------
   Total non-accruable items                -              2,659              1,070              3,729
                                      -------            -------            -------            -------
       Less PV interest                (1,922)            (2,456)              (687)            (5,065)
                                      -------            -------            -------            -------
   TOTAL AMOUNT RECORDED
     ON STATEMENTS OF
     OPERATIONS
     EXCLUDING PV INTEREST                  -             (1,829)             1,070               (759)
                                      -------            -------            -------            -------
       Less closing costs                   -                  -               (689)              (689)
                                      -------            -------            -------            -------
     TOTAL AMOUNT RECORDED
       ON STATEMENTS OF
       CASH FLOWS                      $    -            $(1,829)           $   381            $(1,448)
                                      =======            =======            =======            =======

                                       29

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

                                                          Fiscal 2003
                                 -------------------------------------------------------------
                                    Project          2001             Farmer
                                    Great           Asset              Jack
                                   Renewal       Disposition       Restructuring         Total
                                  ----------    -------------    --------------       ---------
   BALANCE SHEET ACCRUALS
   PV interest                    $   2,638       $   2,850         $      56         $   5,544
   Occupancy                            -               -              20,999            20,999
   Severance                            -               -               8,930             8,930
   Total accrued to
     balance sheets                   2,638           2,850            29,985            35,473
                                  -----------      -----------      -----------       ----------
   Occupancy reversals                  -            (6,778)             -               (6,778)
   Additional occupancy
     accrual                            -               991              -                 991
   Additional severance                 -             1,613              -               1,613
   Adjustments to
     balance sheets                     -            (4,174)             -               (4,174)
                                  -----------      -----------      -----------       ----------

   NON-ACCRUABLE ITEMS
     RECORDED ON STATEMENTS
     OF OPERATIONS
   Property writeoffs                   -               422             4,129             4,551
   Inventory related costs              -                -              2,244             2,244
   Closing costs                        -                44             1,449             1,493
                                  -----------      -----------      -----------       ----------
   Total non-accruable items            -               466             7,822             8,288
                                  -----------      -----------      -----------       ----------
       Less PV interest              (2,638)         (2,850)              (56)           (5,544)
                                  -----------      -----------      -----------       ----------
   TOTAL AMOUNT RECORDED
     ON STATEMENTS OF
     OPERATIONS
     EXCLUDING PV INTEREST              -            (3,708)           37,751            34,043
                                  --------         -----------      -----------       ----------
       Less closing costs               -               (44)           (1,449)           (1,493)
                                  --------         -----------      -----------       ----------
     TOTAL AMOUNT RECORDED
       ON STATEMENTS OF
       CASH FLOWS                 $     -        $   (3,752)        $  36,302         $  32,550
                                  ========         ===========      =========         =========


PROJECT GREAT RENEWAL

         In May 1998, we initiated an assessment of our business operations in order to identify the factors that were impacting our performance. As a result of this assessment, in fiscal 1998 and 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores (156 in the United States and 10 in Canada) including the exit of the Richmond, Virginia and Atlanta, Georgia markets. As of February 25, 2006, we had closed all stores and facilities related to this phase of the initiative.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         The following table summarizes the activity related to this phase of the initiative over the last three fiscal years:

                                    Occupancy                 Severance and Benefits                    Total
                         ------------------------------   ------------------------------  -------------------------------
                           U.S.      Canada      Total      U.S.      Canada      Total      U.S.      Canada      Total
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 22, 2003 $ 48,788   $    487   $ 49,275   $  2,446   $      -   $  2,446  $  51,234  $     487  $  51,721
     Addition (1)           2,276        372      2,648          -          -          -      2,276        372      2,648
     Utilization (2)      (19,592)      (407)   (19,999)      (289)         -       (289)   (19,881)      (407)   (20,288)
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 28, 2004 $ 31,472   $    452   $ 31,924   $  2,157   $      -   $  2,157  $  33,629  $     452  $  34,081
     Addition (1)           1,902         20      1,922          -          -          -      1,902         20      1,922
     Utilization (2)       (5,410)      (222)    (5,632)      (497)         -       (497)    (5,907)      (222)    (6,129)
                         --------   --------   --------   --------   --------   --------  ---------  ---------- ---------
     Balance at
       February 26, 2005 $ 27,964   $    250   $ 28,214   $  1,660   $      -   $  1,660  $  29,624  $     250  $  29,874
     Addition (1)           1,541          7      1,548          -          -          -      1,541          7      1,548
     Utilization (2)       (5,858)      (167)    (6,025)      (223)         -       (223)    (6,081)      (167)    (6,248)
     Adjustments (3)       (3,648)       (90)    (3,738)         -          -          -     (3,648)       (90)    (3,738)
                         ---------  ---------  ---------  --------   --------   --------  ---------- ---------- ---------
     Balance at
       February 25, 2006 $ 19,999   $      -   $ 19,999   $  1,437   $      -   $  1,437  $  21,436  $       -  $  21,436
                         ========   ========   ========   ========   ========   ========  =========  =========  =========

     (1) The additions to store occupancy of $2.6 million, $1.9 million, and $1.5 million during fiscal 2003, 2004 and 2005, respectively, represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge.
     (2) Occupancy utilization of $20.0 million, $5.6 million, and $6.0 million for fiscal 2003, 2004 and 2005, respectively, represents payments made during those periods for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $0.3 million, $0.5 million, and $0.2 million for fiscal 2003, 2004 and 2005, respectively, represents payments to individuals for severance and benefits, as well as payments to pension funds for early withdrawal from multi-employer union pension plans.
     (3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. We have continued to make favorable progress in marketing and subleasing the closed stores. As a result, during fiscal 2005, we recorded an additional reduction of $3.6 million in occupancy accruals due to subleasing additional closed stores and converting a previously closed store to a store that will open in fiscal 2006. As discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest, we sold our Canadian business and as a result, the Canadian occupancy accruals of $0.1 million are no longer consolidated in our Consolidated Balance Sheet at February 25, 2006.

         We paid $104.4 million of the total occupancy charges from the time of the original charges through February 25, 2006 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $30.1 million of the total net severance charges from the time of the original charges through February 25, 2006, which resulted from the termination of approximately 3,400 employees. The remaining occupancy liability of $20.0 million relates to expected future payments under long term leases and is expected to be paid in full by 2020. The remaining severance liability of $1.4 million primarily relates to expected future payments for early withdrawals from multi-employer union pension plans and will be fully paid out in 2020.

         None of these stores were open during fiscal 2003, fiscal 2004 or fiscal 2005. As such, there was no impact from store operations on the Statements of Consolidated Operations from the 166 stores included in this phase of the initiative.

         At February 25, 2006 and February 26, 2005, approximately $5.1 million and $5.4 million, respectively, of the reserve was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         Based upon current available information, we evaluated the reserve balances as of February 25, 2006 of $21.4 million for this phase of the asset disposition initiative and have concluded that they are adequate to cover expected future costs. The Company will continue to monitor the status of the vacant properties and adjustments to the reserve balances may be recorded in the future, if necessary.

2001 Asset Disposition

         During the third quarter of fiscal 2001, the Company's Board of Directors approved a plan resulting from our review of the performance and potential of each of the Company's businesses and individual stores. At the conclusion of this review, our Company determined that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) should be closed and/or sold, and certain administrative streamlining should take place. As of February 25, 2006, we had closed all stores and facilities related to this phase of the initiative.

         The following table summarizes the activity related to this phase of the initiative recorded on the Consolidated Balance Sheets over the last three fiscal years:

                                    Occupancy                 Severance and Benefits                    Total
                         ------------------------------   ------------------------------  -------------------------------
                           U.S.      Canada      Total      U.S.      Canada      Total      U.S.      Canada      Total
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 22, 2003 $ 53,502   $    344   $ 53,846   $  3,813   $    481   $  4,294  $  57,315  $     825  $  58,140
     Addition (1)           2,847          3      2,850          -          -          -      2,847          3      2,850
     Utilization (2)       (9,987)      (974)   (10,961)    (2,457)    (1,026)    (3,483)   (12,444)    (2,000)   (14,444)
     Adjustments (3)       (6,778)     1,002     (5,776)       955        603      1,558     (5,823)     1,605     (4,218)
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 28, 2004 $ 39,584   $    375   $ 39,959   $  2,311   $     58   $  2,369  $  41,895  $     433  $  42,328
     Addition (1)           2,449          -      2,449          -          -          -      2,449          -      2,449
     Utilization (2)       (5,646)      (375)    (6,021)    (2,197)       (58)    (2,255)    (7,843)      (433)    (8,276)
     Adjustments (3)       (4,488)         -     (4,488)         -          -          -     (4,488)         -     (4,488)
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 26, 2005 $ 31,899   $      -   $ 31,899   $    114   $      -   $    114  $  32,013  $       -  $  32,013
     Addition (1)           2,170          -      2,170          -          -          -      2,170          -      2,170
     Utilization (2)       (5,262)         -     (5,262)       (97)         -        (97)    (5,359)         -     (5,359)
     Adjustments (3)       (2,089)         -     (2,089)         -          -          -     (2,089)         -     (2,089)
                         --------   --------   --------   --------   --------   --------  ---------- ---------  ---------
     Balance at
       February 25, 2006 $ 26,718   $      -   $ 26,718   $     17   $      -   $     17  $  26,735  $       -  $  26,735
                         ========   ========   ========   ========   ========   ========  =========  =========  =========

(1) The additions to store occupancy of $2.9 million, $2.4 million, and $2.1 million during fiscal 2003, 2004 and 2005, respectively, represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge.
(2) Occupancy utilization of $11.0 million, $6.0 million, and $5.3 million during fiscal 2003, 2004 and 2005, respectively, represent payments made during those periods for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $3.5 million, $2.3 million, and $0.1 million during fiscal 2003, 2004 and 2005, respectively, represent payments made to terminated employees during the period.
(3) At each balance sheet date, we assess the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2003, we recorded net adjustments of $5.8 million related to reversals of previously accrued occupancy costs due to favorable results of subleasing, assigning and terminating leases. We also accrued $1.6 million for additional severance and benefit costs that were unforeseen at the time of the original charge. During fiscal 2004, we recorded adjustments of $4.5 million related to the reversals of previously accrued occupancy costs due to the disposals and subleases of locations at more favorable terms than originally anticipated at the time of the original charge. Finally, during fiscal 2005, we recorded adjustments of $2.1 million related to the reversals of previously accrued occupancy costs due to the favorable result of subleasing one of the closed properties and changes in our original estimate of our future vacancy obligations for closed stores.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         We paid $44.4 million ($41.4 million in the U.S. and $3.0 million in Canada) of the total occupancy charges from the time of the original charges through February 25, 2006 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $28.2 million ($19.2 million in the U.S. and $9.0 million in Canada) of the total net severance charges from the time of the original charges through February 25, 2006, which resulted from the termination of approximately 1,100 employees. The remaining occupancy liability of $26.7 million primarily relates to expected future payments under long term leases through 2022. The remaining severance liability of $0.02 million relates to expected future payments for severance and benefits payments to individual employees and will be fully paid out in 2006.

         At February 25, 2006 and February 26, 2005, approximately $6.6 million and $7.1 million of the reserve, respectively, was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

         None of these stores were open during fiscal 2003, fiscal 2004 or fiscal 2005. As such, there was no impact from store operations on the Statements of Consolidated Operations from the 39 stores that were identified for closure as part of this asset disposition.

         Based upon current available information, we evaluated the reserve balances as of February 25, 2006 of $26.7 million for this phase of the asset disposition initiative and have concluded that they are adequate to cover expected future costs. Our Company will continue to monitor the status of the vacant properties and adjustments to the reserve balances may be recorded in the future, if necessary.

FARMER JACK RESTRUCTURING

         In the fourth quarter of fiscal 2003, we announced an initiative to close 6 stores and convert 13 stores to our Food Basics banner in the Detroit, Michigan and Toledo, Ohio markets. As of February 25, 2006, we had closed all 6 stores and successfully completed the conversions related to this phase of the initiative.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         The following table summarizes the activity to date related to the charges recorded for this initiative all of which were in the U.S. The table does not include property writeoffs as they are not part of any reserves maintained on the balance sheet. It also does not include non-accruable closing costs and inventory related costs since they are expensed as incurred in accordance with generally accepted accounting principles.

                                                          Severance
                                                             and
                                        Occupancy          Benefits           Total
                                        ------------    -------------      ----------
     Original charge (1)                $     20,999    $       8,930      $   29,929
     Addition (1)                                 56                -              56
     Utilization (2)                          (1,093)          (4,111)         (5,204)
                                        ------------    -------------      ----------
     Balance at
        February 28, 2004               $     19,962    $       4,819      $   24,781
     Addition (1)                                687                -             687
     Utilization (2)                          (4,747)          (4,813)         (9,560)
                                        ------------    -------------      ----------
     Balance at
       February 26, 2005                $     15,902    $           6      $   15,908
     Addition (1)                                710                -             710
     Utilization (2)                          (2,738)              (6)         (2,744)
     Adjustment (3)                            4,376                -           4,376
                                        ------------    -------------      ----------
     Balance at
        February 25, 2006               $     18,250    $           -      $   18,250
                                        ============    =============      ==========

(1) The original charge to occupancy during fiscal 2003 represents charges related to closures and conversions in the Detroit, Michigan market of $21.0 million. The additions to occupancy during fiscal 2003, fiscal 2004 and fiscal 2005 represent interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. The original charge to severance during fiscal 2003 of $8.9 million related to individual severings as a result of the store closures, as well as a voluntary termination plan initiated in the Detroit, Michigan market.
(2) Occupancy utilization of $1.1 million, $4.7 million and $2.7 million during fiscal 2003, fiscal 2004 and fiscal 2005, respectively, represents payments made for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $4.1 million, $4.8 million and $0.01 million during fiscal 2003, fiscal 2004 and fiscal 2005, respectively, represent payments made to terminated employees during the period.
(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2005, we recorded an increase of $4.4 million in occupancy accruals due to changes in our original estimate of when we would terminate certain leases, obtain sublease rental income related to such leases and changes in our original estimate of our future vacancy obligations for closed stores.

         We paid $8.6 million of the total occupancy charges from the time of the original charge through February 25, 2006 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $8.9 million of the total net severance charges from the time of the original charges through February 25, 2006, which resulted from the termination of approximately 300 employees. The remaining occupancy liability of $18.3 million relates to expected future payments under long term leases and is expected to be paid out in full by 2022. The severance liability has been fully utilized as of February 25, 2006 and no additional future payments for severance and benefits to individual employees will be paid out.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         Included in the Statements of Consolidated Operations for fiscal 2004 and fiscal 2003 are the sales and operating results of the 6 stores that were identified for closure as part of this phase of the initiative. The results of these operations are as follows:

                                                   Fiscal 2005        Fiscal 2004     Fiscal 2003
                                                 ---------------     -------------    ------------

                  Sales                            $           -     $   2,433        $    50,760
                                                   =============     =========        ===========
                  Operating loss                   $           -     $     (46)       $    (6,476)
                                                   =============     =========        ===========

         At February 25, 2006 and February 26, 2005, approximately $1.6 million and $2.1 million, respectively, of the liability was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

         We have evaluated the liability balance of $18.3 million as of February 25, 2006 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.

CLOSURE OF STORES IN THE MIDWEST

         During the first quarter of fiscal 2005, we announced plans for a major strategic restructuring that would focus future effort and investment on our core operations in the Northeastern United States. Thus, we initiated efforts to close stores in the Midwest. This planned store closure included the closing of a total of 35 stores, all of which have been closed as of February 25, 2006. The remaining business located in the Midwestern United States will continue to operate as part of our core business going forward.

         During fiscal 2005, we recorded charges of $113.7 million related to these closures ($1.2 million in "Cost of merchandise sold," and $112.5 million in "Store operating, general and administrative expense" in our Consolidated Statement of Operations), excluding PV interest.

                                                                          Fiscal 2005
                                                                        -------------
                         Occupancy related                              $     97,596
                         Severance and benefits                                2,666
                         Capital lease termination                              (588)
                         Property writeoffs                                    6,873
                         Loss on the sale of fixed assets                      1,640
                         Sale of pharmacy scripts                               (870)
                         Inventory related costs                               1,242
                         Nonaccruable closing costs                            5,131
                                                                        ------------

                           Total charges                                $    113,690
                                                                        ============

         The following table summarizes the activity to date related to the charges recorded for these store closures. The table does not include property writeoffs as they are not part of any reserves maintained on the balance sheet. It also does not include non-accruable closing costs and inventory related costs since they are expensed as incurred in accordance with generally accepted accounting principles.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

                                                          Severance
                                                              and
                                        Occupancy          Benefits           Total
                                        ------------    -------------      ----------

     Original charge (1)                $     14,766    $       1,337      $   16,103
       Additions (2)                          75,259            1,373          76,632
       Utilization (3)                        (9,538)          (2,439)        (11,977)
       Adjustment (4)                          9,153              (44)          9,109
                                        ------------    -------------      ----------
     Balance at
        February 25, 2006               $     89,640    $         227      $   89,867
                                        ============    =============      ==========


     (1) The original charge to occupancy during fiscal 2005 represents charges related to closures of the first 8 stores in conjunction with our decision to divest our Midwestern business of $14.8 million. The original charge to severance during fiscal 2005 of $1.3 million related to individual severings as a result of these store closures.
     (2) The additions to occupancy during fiscal 2005 represent charges related to the closures of an additional 27 stores in the amount of $73.7 million and interest accretion on future occupancy costs which were recorded at present value at the time of the original charge in the amount of $1.6 million. The additional charge to severance during fiscal 2005 of $1.3 million related to individual severings as a result of these store closures.
     (3) Occupancy utilization of $9.5 million for fiscal 2005 represents payments made for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $2.4 million for fiscal 2005 represents payments made to terminated employees during the period.
     (4) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2005, we recorded an increase of $9.2 million in occupancy accruals due to changes in our original estimate of our future vacancy obligations for closed stores. We also recorded a decrease of $0.05 million for the reversal of previously accrued severance and benefits due to changes in individual severings and associated benefit costs.

         We paid $9.5 million of the total occupancy charges from the time of the original charge through February 25, 2006 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $2.4 million of the total net severance charges from the time of the original charges through February 25, 2006, which resulted from the termination of approximately 125 employees. The remaining occupancy liability of $89.6 million relates to expected future payments under long term leases and is expected to be paid out in full by 2021. The remaining severance liability of $0.2 million relates to expected future payments for severance and benefits to individual employees and will be fully paid out in 2006.

         Included in the Statements of Consolidated Operations for fiscal 2005, fiscal 2004 and fiscal 2003 are the sales and operating results of the 35 stores that were closed in the Midwest. The results of these operations are as follows:

                                               Fiscal 2005         Fiscal 2004          Fiscal 2003
                                             ---------------   -----------------    ------------------

                  Sales                       $     110,882      $     339,879        $     418,093
                                              =============      =============        =============
                  Operating loss              $     (31,506)     $     (39,884)       $    (36,626)
                                              ==============     ==============       =============

         At February 25, 2006, approximately $22.5 million of the liability was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

         We have evaluated the liability balance of $89.8 million as of February 25, 2006 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

LIQUIDITY AND CAPITAL RESOURCES


CASH FLOWS

         The following table presents excerpts from our Consolidated Statements of Cash Flows:

                                                                              Fiscal 2005         Fiscal 2004        Fiscal 2003
                                                                           ---------------     ---------------     ---------------

Net cash (used in) provided by operating activities                        $     (80,715)      $     114,458       $     (16,487)
                                                                           ---------------     ---------------     ---------------

Net cash provided by (used in) investing activities                        $     464,005       $    (162,501)      $     103,649
                                                                           ---------------     ---------------     ---------------

Net cash (used in) provided by financing activities                        $    (411,566)      $       4,164       $     (19,015)
                                                                           ---------------     ---------------     ---------------

         Net cash flow used in operating activities of $80.7 million for fiscal 2005 primarily reflected our net income of $392.6 million, adjusted for non-cash charges for (i.) depreciation and amortization of $207.3 million, (ii.) asset disposition initiatives of $108.1 million, (iii.) restructuring charges of $77.1 million, (iv.) income tax provision relating to the sale of our Canadian operations of $98.1 million, and (v.) other property impairments of $28.1 million, a decrease in inventories of $109.5 million and an increase in other accruals of $48.9 million partially offset by the gain on sale of Canadian operations of $912.1 million, an increase in receivables of $56.1 million, a decrease in accounts payable of $101.3 million, and a decrease in other non-current liabilities of $76.3 million primarily due to the sale of our Canadian operations. Refer to Working Capital below for discussion of changes in working capital items. Net cash provided by operating activities of $114.5 million for fiscal 2004 primarily reflected our net loss of $188.1 million, adjusted for non-cash charges of $268.1 million for depreciation and amortization and $34.7 million for the Midwest long lived assets / goodwill impairment partially offset by a gain on disposal of owned property and write-down of property, net of $28.7 million, a decrease in accounts receivable of $29.2 million, and an increase in accounts payable of $46.3 million partially offset by an increase in inventories of $12.6 million, an increase in prepaid assets and other current assets of $6.0 million, an increase in other assets of $19.0 million, and a decrease in other accruals of $34.1 million. Net cash used in operating activities of $16.5 million for fiscal 2003 primarily reflected our net loss of $156.9 million adjusted for non-cash charges of $60.1 million related to our Farmer Jack long lived asset / goodwill impairment, $32.6 million related to our Farmer Jack restructuring program, and depreciation and amortization of $276.5 million, and a decrease in inventories of $44.1 million, partially offset by the gain on sale of the discontinued operations of $167.3 million, a decrease in accounts payable of $57.2 million and a decrease in other non-current liabilities of $50.0 million.

         Net cash flow provided by investing activities of $464.0 million for fiscal 2005 primarily reflected proceeds from the sale of our Canadian operations of $960.7 million, proceeds received from the sale of certain of our assets of $72.3 million partially offset by property expenditures totaling $191.1 million, which included 3 new supermarkets and 41 major remodels, disposal related expenditures for sale of the Canadian operations of $53.9 million, payments for derivatives of $15.4 million, the increase in restricted cash of $146.3 million, and the net purchases of marketable securities of $167.0 million. Net cash used in investing activities of $162.5 million for fiscal 2004 primarily reflected property expenditures totaling $216.1 million, which included 24 new supermarkets and 18 major remodels partially offset by cash received from the sale of certain of our assets of $53.6 million. Net cash provided by investing activities of $103.6 million for fiscal 2003 primarily reflected cash received from the sale of our assets of $264.6 million (most of which related to our discontinued operations), partially offset by property expenditures totaling $161.0 million, which included 19 new supermarkets and 2 major remodels.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         For fiscal 2006, we have planned capital expenditures of approximately $200.0 million, which relate primarily to opening approximately up to 5 new supermarkets under the Fresh format, enlarging or remodeling up to 40 supermarkets to the new Fresh format, converting up to 10 stores to the new Food Basics(R) format, converting 1 supermarket to the new Gourmet format, and minor renovations on up to 30 conventional supermarkets. We currently expect to close up to 4 stores during fiscal 2006.

         Net cash flow used in financing activities of $411.6 million for fiscal 2005 primarily reflected principal payments on long term borrowings and other fees of $414.0 million and principal payments on capital leases of $11.0 million partially offset by proceeds from the exercise of stock options of $26.1 million. Net cash provided by financing activities of $4.2 million for fiscal 2004 primarily reflected net proceeds from long term real estate liabilities of $37.1 million partially offset by principal payments on capital leases of $13.5 million, a decrease in book overdrafts of $13.7 million and principal payments on long term borrowings and other fees of $6.1 million. Net cash used in financing activities of $19.0 million for fiscal 2003 primarily reflected $135.0 million in principal payments on our revolving lines of credit, $47.1 million in principal payments on long term borrowings and other fees, $10.3 million paid in deferred financing fees, and $13.8 million in principal payments on capital leases, partially offset by $193.8 million in net proceeds from long-term real estate liabilities.

         We reviewed our Company's strategy during fiscal 2005 to establish and sustain a profitable business with long-range growth potential. That review concluded with the plan that future effort and investment should be focused on our core operations in the Northeastern United States, which accounted for about half of total sales, our strongest market positions, and we believe, the best potential for profitable growth going forward. Therefore, we initiated efforts to divest our businesses in both Canada and the Midwestern U.S. At the close of business on August 13, 2005, our Company completed the sale of our Canadian business to Metro, Inc., a supermarket and pharmacy operator in the Provinces of Quebec and Ontario, Canada, for $1.5 billion in cash, stock and certain debt to be assumed by Metro, Inc. We have closed 35 of the 101 stores in the Midwest at this time and as we have not identified a buyer for our remaining operations in the Midwestern United States, our current plan is to operate this business as part of our core business going forward.

         We operate under an annual operating plan which is reviewed and approved by our Board of Directors and incorporates the specific operating initiatives we expect to pursue and the anticipated financial results of our Company. Our plan for fiscal 2006 at this time has been approved and we believe that our present cash resources, including invested cash on hand as well as our marketable securities, available borrowings from our Credit Agreement ("Revolver") and other sources, are sufficient to meet our needs. In addition, effective April 4, 2006, aggregate commitments under our Revolver, dated as of November 15, 2005, were increased by $100 million resulting in total commitments of $250 million.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         On April 25, 2006, our Company paid a special one-time dividend to our shareholders of record on April 17, 2006 equal to $7.25 per share. The dividend payout totaled approximately $300 million based on the current shares outstanding. The transaction was funded primarily by cash available on the balance sheet resulting from the strategic restructuring of the Company during fiscal 2005.

         Profitability, cash flow, asset sale proceeds and timing can be impacted by certain external factors such as unfavorable economic conditions, competition, labor relations and fuel and utility costs which could have a significant impact on cash generation. If our profitability and cash flow do not improve in line with our plans or if the taxing authorities do not affirm the adequacy of our Company's Domestic Reinvestment Plan, we anticipate that we would be able to liquidate our investment in Metro, Inc. and or modify the operating plan in order to ensure that we have appropriate resources.


WORKING CAPITAL

         We had working capital of $599.7 million at February 25, 2006 compared to working capital of $86.5 million at February 26, 2005. We had cash and cash equivalents aggregating $229.6 million at February 25, 2006 compared to $257.7 million at February 26, 2005. The increase in working capital was attributable primarily to the following:

o An increase in restricted cash that can only be used as collateral for our new Letter of Credit Agreement that we entered into during fiscal 2005;

o An increase in marketable securities as we invested our cash received from the sale of our Canadian operations;

o An increase in accounts receivable mainly due to the timing of receipts partially offset by the sale of our Canadian operations;

o An increase in prepaid expenses and other current assets mainly due to the timing of payments, an increase in our deferred tax assets partially offset by the sale of our Canadian operations;

o A decrease in the current portion of our long-term debt and obligations under capital leases due to the timing of payments, the cash tender offer to repurchase our outstanding long-term debt and the sale of our Canadian operations;

o A decrease in accounts payable (inclusive of book overdrafts) due to the sale of our Canadian operations and timing; and

o A decrease in accrued salaries, wages and benefits, and taxes due primarily to the sale of our Canadian operations and timing of payments.

Partially offset by the following:

o A decrease in cash and cash equivalents as detailed in the Consolidated Statements of Cash Flows; and

o A decrease in inventories mainly due to the sale of our Canadian operations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

REVOLVING CREDIT AGREEMENT

         During fiscal 2005 and due to the sale of our Canadian operations as discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest, our $400 million secured Revolving Credit Agreement ("Revolving Credit Agreement") was amended, eliminating the Canadian portion of the agreement and reducing the commitments by $65 million. As of the end of the second quarter of fiscal 2005, we had a $335 million Revolving Credit Agreement with a syndicate of lenders enabling us to borrow funds on a revolving basis for short-term borrowings and provide working capital as needed.

         During the third quarter of fiscal 2005, the Revolving Credit Agreement was terminated. Concurrently, we entered into a new, cash collateralized, Letter of Credit Agreement that enables us to issue letters of credit up to $200 million. We also secured an additional $150 million Revolver with four lenders enabling us to borrow funds on a revolving basis for working capital loans and letters of credit. The Revolver includes a $100 million accordion feature which gives us the ability to increase commitments from $150 million to $250 million. Effective April 4, 2006, we exercised the accordion option and increased our commitments to $250 million. Under the terms of this agreement, should availability fall below $25.0 million and should cash on hand fall below $50.0 million, a borrowing block will be implemented which provides that no additional loans be made unless we are able to maintain a minimum consolidated EBITDA covenant on a trailing twelve month basis. In the event that availability falls below $25.0 million, cash on hand falls below $50.0 million, and we do not maintain the required minimum EBITDA covenant, unless otherwise waived or amended, the lenders may, at their discretion, declare, in whole or in part, all outstanding obligations immediately due and payable.

         The Revolver is collateralized by inventory, certain accounts receivable and pharmacy scripts. Borrowings under the Revolver bear interest based on LIBOR or Prime interest rate pricing. This agreement expires in November 2010. As of February 25, 2006, there were no loans or letters of credit outstanding under this agreement. As of February 25, 2006, after reducing availability for borrowing base requirements, we had $150.0 million available under the Revolver. Combined with cash we held in short-term investments and marketable securities of $318.6 million, we had total cash availability of $468.6 million at February 25, 2006.

         Under the Revolver, we are permitted to pay cumulative cash dividends on common shares as well as make bond repurchases which we may do from time to time in the future.


PUBLIC DEBT OBLIGATIONS

         Outstanding notes totaling $244.7 million at February 25, 2006 consisted of $31.9 million of 7.75% Notes due April 15, 2007, $12.8 million of 9.125% Senior Notes due December 15, 2011 and $200 million of 9.375% Notes due August 1, 2039. Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125% and 7.75% Notes. The 7.75% Notes are not redeemable prior to their maturity. The 9.375% notes are now callable at par ($25 per bond) and the 9.125% Notes may be called at a premium to par after December 15, 2006. The 9.375% Notes are unsecured obligations and were issued under the terms of our senior debt securities indenture, which contains among other provisions, covenants restricting the incurrence of secured debt. The 9.375% Notes are effectively subordinate to the Revolver and do not contain cross default provisions. All covenants and restrictions for the 7.75% Notes and the 9.125% Senior Notes have been eliminated in connection with the cash tender offer as discussed in Note 9 - Indebtedness in the Notes to the Consolidated Financial Statements. Our notes are not guaranteed by any of our subsidiaries.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         During fiscal 2005, we repurchased in the open market $14.9 million of our 7.75% Notes due April 15, 2007. The cost of this open market repurchase resulted in a pretax loss due to the early extinguishment of debt of $0.6 million. In accordance with SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections" ("SFAS 145"), this loss has been classified within loss from operations.

         Also during fiscal 2005, we repurchased in the open market $166.7 million of our 7.75% Notes due April 15, 2007 and $203.7 million of our 9.125% Senior Notes due December 15, 2011 through a cash tender offer. The cost of this open market repurchase resulted in a pretax loss due to the early extinguishment of debt of $29.4 million. In accordance with SFAS No. 145, this loss has been classified within loss from operations. Refer to Note 9 - Indebtedness in the Notes to the Consolidated Financial Statements for further discussion of the cash tender offer.

         During fiscal 2004, we repurchased in the open market $6.0 million of our 7.75% Notes due April 15, 2007. The cost of this open market repurchase resulted in a pretax gain due to the early extinguishment of debt of $0.8 million. In accordance with SFAS No. 145, this gain has been classified within loss from operations.

         During fiscal 2003, we repurchased in the open market $9.8 million of our 7.75% Notes due April 15, 2007 and $14.0 million of our 9.125% Notes due December 15, 2011. These open market repurchases resulted in a net gain due to the early extinguishment of debt of $1.9 million, which has been classified within loss from operations in accordance with SFAS 145.


OTHER

         During fiscal 2005 and fiscal 2004, we sold 5 and 7 properties, respectively, and simultaneously leased them back from the purchaser. However, due to our Company's continuing involvement with 1 and 5 these properties, respectively, as (i.) we receive sublease income that is more than 10% of the fair market value of these properties, (ii.) lease contains renewal options that extend beyond the economic useful life of the property, and (iii.) we are obligated to repurchase the properties if certain circumstances occur, the sales did not qualify for sale-leaseback accounting in accordance with SFAS 98, "Accounting for Leases" but rather as long-term real estate liabilities under the provisions of SFAS 66, "Accounting for Sales of Real Estate" ("SFAS 66"). In accordance with SFAS 66, the carrying value of these properties of approximately $9.0 million and $8.9 million remained on our Consolidated Balance Sheets at February 26, 2005 and February 28, 2004, respectively, and no sale was recognized. Instead, the sales price of these properties of $20.8 million and $23.3 million was recorded as a long-term real estate liability with a maturity of 20 years within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 25, 2006 and February 26, 2005, respectively. In addition, all lease payments are being charged to "Interest expense" in our Consolidated Statements of Operations. Of the 1 and 5 properties sold during fiscal 2005 and fiscal 2004, respectively, all were sold for a profit resulting in a gain, after deducting expenses, which has been deferred and will not be recognized until the end of the respective leases when our continuing involvement ceases.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         "Long-term real estate liabilities" on our Consolidated Balance Sheets also include various leases in which our Company received landlord allowances to offset the costs of structural improvements we made to the leased space. As we had paid directly for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements under SFAS 98, "Accounting for Leases" to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and have been amortized over the lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 12 and 25 years and effective annual percentage rates between 4.74% and 44.78%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

         The remaining 4 and 2 properties sold and simultaneously leased them back from the purchaser during fiscal 2005 and fiscal 2004, respectively, had a carrying value of approximately $16.1 million and $8.6 million, respectively. Net proceeds received related to these transactions amounted to approximately $32.6 million and $26.3 million, respectively. These properties were sold for a profit resulting in (i.) a gain that was immediately recognized of $5.1 million and nil, respectively, as we are leasing back more than a minor part but less than substantially all of the property sold in accordance with SFAS 28, "Accounting for Sales with Leasebacks," and (ii.) a deferred gain after deducting expenses of $11.1 million and $17.6 million, respectively, which will be recognized as an offset to rent expense over the remaining life of the leases.

         During fiscal 2005, fiscal 2004, and fiscal 2003, we recognized gains related to all of our sale leaseback transactions of $8.8 million, of which $5.1 million related to recognition of a portion of the gain on sale in the current year as we are leasing back more than a minor part but less than substantially all of the property sold as discussed above, $2.6 million, and $4.7 million, of which $2.3 million related to the deferred gain that was recognized as a result of the sale of the Landover coffee plant, respectively. The remaining deferred gain at February 25, 2006 and February 26, 2005 amounted to $63.5 million and $58.5 million, respectively.

         We expect to enter into similar transactions for other owned properties from time to time in the future.

         We currently have Registration Statements dated January 23, 1998 and June 23, 1999, allowing us to offer up to $75 million of debt and/or equity securities at terms contingent upon market conditions at the time of sale.

         Although our Company declared and paid a special one-time dividend to our shareholders of record on April 17, 2006 equal to $7.25 per share on April 25, 2006, which is subsequent to our fiscal year end of February 25, 2006, our Company's policy is to not pay dividends. As such, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2006. However, our Company is permitted, under the terms of our Revolver, to pay cash dividends on common shares.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         As of February 25, 2006, we have the following contractual obligations and commitments:

                                                           Payments Due by Period (in millions)
                                     ------------------------------------------------------------------------------------
         Contractual                                    Less than
         Obligations                     Total            1 Year         1 - 3 Years       4 - 5 Years         Thereafter
   ----------------------            -------------    --------------    -------------      -----------         ----------
     Debt (1)                            $    246.9     $      0.6        $   32.2            $    0.2        $    213.9
     Capital Leases (2)                        75.0            5.5             9.8                 9.1              50.6
     Operating Leases(2)                    2,150.3          182.3           352.7               326.4           1,288.9
     Long-term Real Estate
        Liabilities (2)                       651.0           35.0            70.4                71.1             474.5
     Pension Obligations (3)                   62.9           11.2            11.7                11.8              28.2
     Postretirement
        Obligations (4)                        33.9            1.5             3.1                 3.2              26.1
     Occupancy Payments (5)                   428.2           47.2            82.5                69.7             228.8
     Severance and other
        related items (6)                      15.2           10.9             2.8                 0.3               1.2
     Interest (7)                             637.0           22.5            40.4                40.0             534.1
     Environmental Liability (8)                1.3            0.6             0.7                   -                 -
     Postemployment
        Obligations (9)                        10.5            1.5             2.9                 2.9               3.2
     Defined Contribution
        Plans (10)                              9.3            9.3               -                   -                -
     Multi-employer Pension
        Plans (10)                             37.8           37.8               -                   -                -
     Purchase Commitments (11):
        Equipment Purchases                     1.3            1.3               -                   -                -
        Equipment Rentals                       3.5            1.3             2.1                 0.1                -
        Suppliers                           1,546.3          337.4           272.5               181.3             755.1
        Manufacturers/Vendors                  17.9            8.7             6.7                 0.8               1.7
        Service Contracts                      17.7           12.4             5.3                   -                 -
        Consulting                              4.1            4.1               -                   -                 -
                                         ----------     ----------        --------            --------        ----------
  Total                                  $  5,950.1     $    731.1        $  895.8            $  716.9        $  3,606.3
                                         ==========     ==========        ========            ========        ==========

(1) Amounts represent contractual amounts due. Refer to Note 9 of our Consolidated Financial Statements for information regarding long-term debt. We expect to settle such long-term debt by several methods, including cash flows from operations.
(2) Amounts represent contractual amounts due. Refer to Note 11 of our Consolidated Financial Statements for information regarding capital leases, operating leases and long-term real estate liabilities.
(3) Amounts represent future benefit payments that were actuarially determined for our unfunded defined benefit pension plans as well as future contributions to our defined benefit pension plans. Refer to Note 13 of our Consolidated Financial Statements for information regarding our defined benefit pension plans.
(4) Amounts represent future benefit payments that were actuarially determined for our unfunded postretirement benefit obligation. Refer to Note 13 of our Consolidated Financial Statements for information regarding our postretirement benefits.
(5) Amounts represent our future occupancy payments primarily relating to our asset disposition initiatives (refer to Note 8 of our Consolidated Financial Statements), discontinued operations (refer to Note 7 of our Consolidated Financial Statements) and store closures made during the normal course of business.
(6) Amounts represent our future severance obligations and other related items primarily relating to our normal course of business, asset disposition initiatives, and discontinued operations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

(7) Amounts represent contractual amounts due. Refer to Note 9 of our Consolidated Financial Statements for information regarding our interest payments. Note that amounts presented exclude estimates on future variable interest rate payments as we do not have any variable interest rate debt as of the balance sheet date.
(8)  Amounts represent our future contractual amounts payable.
(9) Amounts represent our future benefit payments that were actuarially determined for our short and long term disability programs. Refer to Note 13 of our Consolidated Financial Statements for information regarding our postemployment obligations.
(10) Amounts represent our best estimate of our immediate funding requirements of our defined contribution and multiemployer plans in which we participate. Refer to Note 13 of our Consolidated Financial Statements for information regarding these obligations.
(11) The purchase commitments include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders. We expect to fund these commitments with cash flows from operations.

                                                  Expiration of Commitments (in millions)
                           -----------------------------------------------------------------------------------
            Other                             Less than
         Commitments           Total            1 Year          1 - 3 Years     4 - 5 Years        Thereafter
   ----------------------  -------------    --------------    --------------    -------------    -------------
   Guarantees              $         1.8    $          0.2    $         0.5     $         0.5    $         0.6
                           =============    ==============    =============     =============    =============

         We are the guarantor of a loan of $1.8 million related to a shopping center, which will expire in 2011.

         In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases"). When the Assigned Leases were assigned, we generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 25, 2006, 129 Assigned Leases remain in place. Assuming that each respective assignee became unable to continue to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately $348.8 million, which could be partially or totally offset by reassigning or subletting such leases.

         Our existing senior debt rating was Caa1 with stable outlook with Moody's Investors Service ("Moody's") and B- with developing outlook with Standard & Poor's Ratings Group ("S&P") as of February 25, 2006. Our liquidity rating was SGL1 with Moody's as of February 25, 2006. Our recovery rating was 1 with S&P as of February 25, 2006 indicating a high expectation of 100% recovery of our senior debt to our lenders. On April 6, 2006, as a result of the declaration of a special one-time dividend to our shareholders of record on April 17, 2006, Moody's changed our rating outlook to negative from stable and lowered our liquidity rating to SGL3 from SGL1. S&P also revised our outlook to stable from developing. Future rating changes could affect the availability and cost of financing to our Company.


MARKET RISK

         Market risk represents the risk of loss from adverse market changes that may impact our consolidated financial position, results of operations or cash flows. Among other possible market risks, we are exposed to such risk in the areas of interest rates and foreign currency exchange rates.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         From time to time, we may enter hedging agreements in order to manage risks incurred in the normal course of business including forward exchange contracts to manage our exposure to fluctuations in foreign exchange rates.

INTEREST RATES

         Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We do not have cash flow exposure due to rate changes on our $246.9 million in total indebtedness as of February 25, 2006 because they are at fixed interest rates. However, we do have cash flow exposure on our committed bank lines of credit due to our variable floating rate pricing. Accordingly, during fiscal 2005 and fiscal 2004, a presumed 1% change in the variable floating rate would not have impacted interest expense as there were minimal or no borrowings under our committed bank lines of credit. During fiscal 2003, a presumed 1% change in the variable floating rate would have impacted interest expense by $0.2 million.

FOREIGN EXCHANGE RISK

         We are exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. A change in the Canadian currency of 10% would have resulted in a fluctuation in our investment in Metro, Inc. of $33.9 million at February 25, 2006. We do not believe that a change in the Canadian currency of 10% will have a material effect on our statements of operations or cash flows.

         During fiscal 2005, we entered into a six month currency exchange forward contract totaling $900 million Canadian dollar notional value to hedge our net investment in our Canadian foreign operation against adverse movements in exchange rates. Also during fiscal 2005 and upon completion of the sale of our Canadian operations as discussed in Note 17 - Hedge of Net Investment in Foreign Operations, this forward contract was terminated prior to its expiration.


CRITICAL ACCOUNTING ESTIMATES

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

SELF-INSURANCE RESERVES

         Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The total current and non-current liability for self-insurance reserves recorded at February 25, 2006 related to our United States segment was $131.0 million, which includes a $8.5 million adjustment for workers compensation state assessment charges relating to prior year claims. During fiscal 2005, we changed our method of accruing estimated workers compensation state assessment charges for future years from an accrual basis to an actuarial basis as required by Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SOP 97-3"). The difference between actual workers compensation state assessment expense recognized in our Consolidated Statement of Operations and workers compensation state assessment expense that should have been recorded per SOP 97-3 was not significant. An adjustment of $8.5 million was recorded for expected future workers compensation state assessment charges that will be paid related to the incurred workers compensation claims on our Consolidated Balance Sheet at February 25, 2006. This amount was recorded in "Store operating, general and administrative expense" in our Consolidated Statement of Operations for the year ended February 25, 2006.

         The discount rate used at February 25, 2006 was 4.75% and was based on the timing of the projected cash flows of future payments to be made for claims. A 1% increase in the discount rate would decrease the required liability by $3.7 million. Conversely, a 1% decrease in the discount rate would increase the required liability by $3.9 million. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

LONG-LIVED ASSETS

         We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment on a discounted basis using a probability weighted approach and a 7 year U.S. Treasury risk free rate.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

         We also review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2005, we recorded property impairment losses of $49.6 million as follows:

                                                                                        Fiscal 2005
                                                                           -----------------------------------
                                                                              U.S.        Canada        Total
                                                                           ---------    ---------    ---------
Impairments due to closure or conversion in the normal course
   of business                                                             $   9,851    $     506    $  10,357
Impairments due to unrecoverable assets                                       17,728            -       17,728
Impairments due to closure of stores impacted by Hurricane
   Katrina (1)                                                                 6,090            -        6,090
Impairments related to the closure of stores in the Midwest (2)                6,873            -        6,873
Impairments related to the sale of U.S. distribution operations
   And warehouses (3)                                                          8,590            -        8,590
                                                                           ---------    ---------    ---------

Total impairments                                                          $  49,132    $     506    $  49,638
                                                                           =========    =========    =========

     (1) Refer to Note 4 - Hurricane Katrina and Impact on U.S. Business.
     (2) Refer to Note 8 - Asset Disposition Initiatives.
     (3) Refer to Note 3 - Sale of Our U.S. Distribution Operations and Warehouses.

         All of these amounts are included in SG&A in our Consolidated Statements of Operations. The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

         If current operating levels do not improve, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

CLOSED STORE AND CLOSED WAREHOUSE RESERVES

         For closed stores and warehouses that are under long-term leases, we record a discounted liability using a risk free rate for the future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable recoveries from projected sublease rentals. If estimated cost recoveries exceed our liability for future minimum lease payments, the excess is recognized as income over the term of the sublease. We estimate future net cash flows based on our experience in and our knowledge of the market in which the closed store and warehouse is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. While these factors have been relatively stable in recent years, variation in these factors could cause changes to our estimates. As of February 25, 2006, we had recorded liabilities for estimated probable obligations of $203 million. Of this amount, $23 million relates to stores closed in the normal course of business, $154 million relates to stores closed as part of the asset disposition initiatives (see Note 8 of our Consolidated Financial Statements), $15 million relates to closed warehouses as part of the sale of our U.S. distribution operation and warehouses (see Note 3 of our Consolidated Financial Statements) and $11 million relates to stores closed as part of our exit of the northern New England and Kohl's businesses (see Note 7 of our Consolidated Financial Statements).

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

EMPLOYEE BENEFIT PLANS

         The determination of our obligation and expense for pension and other postretirement benefits is dependent, in part, on our selection of certain assumptions used by our actuaries in calculating these amounts. These assumptions are disclosed in Note 13 of our Consolidated Financial Statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs. In accordance with U.S. GAAP, actual results that differ from our Company's assumptions are accumulated and amortized over future periods and, therefore, affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

         An example of how changes in these assumptions can affect our financial statements occurred in fiscal 2005. Based on our review of market interest rates, actual return on plan assets and other factors, we lowered our discount rate for U.S. plans to 5.50% at year-end 2005 from 5.75% at year-end 2004. We also lowered our expected return on plan assets for U.S. plans to 6.50% at year-end 2005 from 6.75% at year-end 2004. These rates are applied to the calculated value of plan assets and liabilities, which results in an amount that is included in pension expense or income in the following years. When not considering other changes in assumptions or actual return on plan assets, a 1% change in the discount rate alone would either increase the benefit obligation by $22.6 million or decrease the benefit obligation by $19.0 million, and a 1% change in expected return on plan assets alone would either increase or decrease 2005 U.S. pension expense by $1.9 million.

         When not considering other changes in assumptions for our post-retirement benefits, a 1% change in the U. S. discount rate alone would either increase or decrease U.S. 2005 service and interest cost by $0.04 million, while the accumulated post-retirement benefit obligation would either increase by $2.2 million or decrease by $1.9 million. The effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of U.S. 2005 service and interest cost would either be an increase or decrease of $0.1 million, while accumulated post-retirement benefit obligation would either increase by $1.3 million or decrease by $1.2 million.

         Refer to Note 13 - Retirement Plans and Benefits in the Notes to Consolidated Financial Statements for a full discussion of our Company's employee benefit plans.

INVENTORIES

         We evaluate inventory shrinkage throughout the year based on actual physical counts and record reserves based on the results of these counts to provide for estimated shrinkage between the store's last inventory and the balance sheet date.

INCOME TAXES

         As discussed in Note 12 of the Consolidated Financial Statements, our Company recorded a valuation allowance for the entire U.S. net deferred tax asset since, in accordance with SFAS 109, it was more likely than not that the net deferred tax asset would not be utilized based on historical cumulative losses. Under SFAS 109, this valuation allowance could be reversed in future periods if our Company experiences improvement in our U.S. operations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS -- CONTINUED

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

         In November 2004, the Financial Accounting Standard Board ("FASB") issued SFAS 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 requires that handling costs and waste material (spoilage) be recognized as current-period charges regardless of whether they meet the previous requirement of being abnormal. In addition, this Statement requires that allocations of fixed overhead to the cost of inventory be based on the normal capacity of the production facilities. SFAS 151 is effective for our 2006 fiscal year. We have evaluated the provisions of SFAS 151 and concluded that its adoption will not have a material impact on our consolidated financial position or results of operations.

         In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This pronouncement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005 (the quarter ended June 17, 2006 for our Company). We have evaluated the provisions of SFAS 153 and concluded that its adoption will not have a material impact on our consolidated financial position or results of operations.

         In December 2004, the FASB issued SFAS 123R (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, supersedes APB No. 25 and related interpretations and amends SFAS No. 95, "Statement of Cash Flows." Refer to Note 14 - Stock Based Compensation for further discussion regarding our Company's adoption of SFAS 123R.

         In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107, "Share Based Payments" ("SAB 107") to provide public companies additional guidance in applying the provisions of SFAS 123R. Among other things, SAB 107 describes the SEC staff's expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of Statement 123R with certain existing SEC guidance. We have adopted the provisions of SAB 107 in conjunction with the adoption of FAS 123R beginning February 27, 2005. Refer to Note 14 - Stock Based Compensation for further discussion and disclosure.

         In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Contingent Asset Retirement Obligations" ("FIN 47"), an interpretation of FASB Statement No. 143, "Asset Retirement Obligations" ("SFAS 143"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if conditional on a future event. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005, or our fiscal year ending February 25, 2006. For existing contingent asset retirement obligations which are determined to be recognizable under FIN 47, the effect of applying FIN 47 would be recognized as a cumulative effect of a change in accounting principle. We have evaluated the provisions of FIN 47 and concluded that its adoption did not have a material impact on our consolidated financial position or results of operations.

         In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, unless impracticable, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by our Company in the first quarter of fiscal 2006. Our Company is not currently contemplating an accounting change which would be impacted by SFAS 154.

         In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination" ("EITF 05-6"). EITF 05-6 requires that leasehold improvements acquired in a business combination be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-6 also requires that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective for our third quarter beginning September 11, 2005. The impact of EITF 05-6 did not have a material effect on our Company's financial condition and results of operations.

         In September 2005, the FASB ratified the consensus reached in EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" (EITF 04-13). EITF 04-13 defines when a purchase and a sale of inventory with the same party that operates in the same line of business should be considered a single nonmonetary transaction. EITF 04-13 is effective for new arrangements that a company enters into in periods beginning after March 15, 2006 (our second quarter beginning June 18, 2006). We have evaluated the provisions of EITF 04-13 and have adopted the guidance. This adoption did not have a material impact on our Company's financial condition or results of operations.

         In October 2005, the FASB issued FASB Staff Position FAS 13-1 ("FSP FAS 13-1"), which requires companies to expense rental costs associated with ground or building operating leases that are incurred during a construction period. As a result, companies that are currently capitalizing these rental costs are required to expense them beginning in its first reporting period beginning after December 15, 2005. FSP FAS 13-1 is effective for our Company as of the first quarter of fiscal 2006. We evaluated the provisions of FSP FAS 13-1 and do not believe that its adoption will have a material impact on our Company's financial condition or results of operations.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


         On November 3, 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (FSP FAS 115-1 and FAS 124-1"). FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005 and are required to be adopted by our Company in the first quarter of fiscal 2006. We have evaluated the impact of FSP FAS 115-1 and FAS 124-1 on our Company and concluded that its adoption will not have a material impact on our consolidated financial position or results of operations. We have included the necessary disclosures relating to unrealized losses that have not been recognized as other-than-temporary impairments in Note 5 - Cash, Restricted Cash, Cash Equivalents and Marketable Securities at February 25, 2006.


CAUTIONARY NOTE

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)

                                                 Fiscal 2005               Fiscal 2004                Fiscal 2003
                                                --------------            --------------            ---------------
Sales                                           $    8,740,347            $   10,854,911            $    10,899,308
Cost of merchandise sold                            (6,235,275)               (7,813,771)                (7,827,211)
                                                --------------            --------------            ---------------
Gross margin                                         2,505,072                 3,041,140                  3,072,097
Store operating, general and
     administrative expense                         (2,825,730)               (3,114,062)                (3,214,938)
                                                --------------            --------------            ---------------
Loss from operations                                  (320,658)                  (72,922)                  (142,841)
Gain on sale of Canadian operations                    912,129                         -                          -
Interest expense                                       (92,248)                 (114,107)                  (103,098)
Interest income                                         13,457                     2,776                      2,282
Minority interest in earnings of consolidated
     franchisees                                        (1,131)                      772                       (142)
Equity in earnings of Metro, Inc.                        7,801                         -                          -
                                                --------------            --------------            ---------------
Income (loss) from continuing operations
     before income taxes                               519,350                  (183,481)                  (243,799)
(Provision for) benefit from income taxes             (128,927)                     (528)                    30,574
                                                --------------            --------------            ---------------
Income (loss) from continuing operations               390,423                  (184,009)                  (213,225)
Discontinued operations:
     Income (loss) from operations of
       discontinued businesses, net of tax
       provision of $1,178 and $0 for the
       years ended February 25, 2006, and
       February 26, 2005, respectively, and
       tax benefit of $23,682 for the year
       ended February 22, 2003                           1,626                    (1,387)                   (32,703)
     Gain (loss) on disposal of discontinued
       operations, net of tax provision of
       $421, $0 and $70,261 for the years ended
       February 25, 2006, February 26, 2005,
       and February 28, 2004, respectively                 581                    (2,702)                    97,026
                                                --------------            --------------            ---------------
     Income (loss) from discontinued
       operations                                        2,207                    (4,089)                    64,323
                                                --------------            --------------            ---------------
Income (loss) before cumulative effect of
     change in accounting principle                    392,630                  (188,098)                  (148,902)
Cumulative effect of change in accounting
     principle - FIN 46-R, net of tax                        -                         -                     (8,047)
                                                --------------            --------------            ---------------
Net income (loss)                               $      392,630            $     (188,098)           $      (156,949)
                                                ==============            ==============            ===============

Net income (loss) per share - basic:
     Continuing operations                      $         9.69            $        (4.77)           $        (5.54)
     Discontinued operations                              0.05                     (0.11)                     1.67
     Cumulative effect of change in
       accounting principle - FIN 46-R                       -                         -                     (0.21)
                                                --------------            --------------            ---------------
Net income (loss) per share - basic             $         9.74            $        (4.88)           $         (4.08)
                                                ==============            ==============            ===============

Net income (loss) per share - diluted:
    Continuing operations                       $         9.59            $        (4.77)           $        (5.54)
    Discontinued operations                               0.05                     (0.11)                     1.67
    Cumulative effect of change in
      accounting principle - FIN 46-R                        -                         -                     (0.21)
                                                --------------            --------------            ---------------
Net income (loss) per share - diluted           $         9.64            $        (4.88)           $         (4.08)
                                                ==============            ==============            ===============

Weighted average common shares outstanding:
        Basic                                       40,301,132                38,558,598                 38,516,750
                                                ==============            ==============            ===============
        Diluted                                     40,725,942                38,558,598                 38,516,750
                                                ==============            ==============            ===============

                 See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME
                  (Dollars in thousands, except share amounts)

                                                                                                        Retained
                                                                                       Accumulated      earnings
                                                Common stock            Additional        other         (accumu-         Total
                                        -----------------------------     paid-in     comprehensive       lated       stockholders'
                                            Shares         Amount         capital     (loss) income     deficit)         equity
                                        -------------     -----------   -----------   -------------    -----------    -------------
BALANCE AT 2/22/03                         38,515,806     $    38,516   $   459,411   $     (61,123)   $    78,849    $   515,653
Net loss                                                                                                  (156,949)      (156,949)
Stock options exercised                         3,099               3           168                                           171
Other comprehensive income                                                                   33,884                        33,884
                                        -------------     -----------   -----------   -------------    -----------    -----------
BALANCE AT 2/28/04                         38,518,905          38,519       459,579         (27,239)       (78,100)       392,759
Net loss                                                                                                  (188,098)      (188,098)
Stock options exercised                       246,094             246         1,380                                         1,626
Other share based awards                                                      3,584                                         3,584
Other comprehensive income                                                                   23,931                        23,931
                                        -------------     -----------   -----------   -------------    -----------    -----------
BALANCE AT 2/26/05                         38,764,999          38,765   $   464,543          (3,308)      (266,198)       233,802
Net income                                                                                                 392,630        392,630
Stock options exercised                     2,378,685           2,379        23,677                                        26,056
Other share based awards                        5,303               5         8,973                                         8,978
Other comprehensive income                                                                   10,261                        10,261
                                        -------------     -----------   -----------   -------------    -----------    -----------
BALANCE AT 2/25/06                         41,148,987     $    41,149   $   497,193   $       6,953    $   126,432    $   671,727
                                        =============     ===========   ===========   =============    ===========    ===========



COMPREHENSIVE (LOSS) INCOME
---------------------------

                                                                     Fiscal 2005           Fiscal 2004          Fiscal 2003
                                                                    -------------         -------------        -------------
Net income (loss)                                                    $   392,630          $  (188,098)         $   (156,949)
                                                                     -----------          -----------          -------------
   Foreign currency translation adjustment                                 9,839               26,927                38,604
   Minimum pension liability adjustment, net of tax                        1,494               (3,211)               (1,547)
   Net unrealized loss on marketable securities, net of tax               (1,015)                   -                    -
   Net unrealized (loss) gain on derivatives, net of tax                     (57)                 215                (3,173)
                                                                     ------------         -----------          -------------
Other comprehensive income, net of tax                                    10,261               23,931                33,884
                                                                     -----------          -----------          ------------
Total comprehensive income (loss)                                    $   402,891          $  (164,167)         $   (123,065)
                                                                     ===========          ===========          =============

ACCUMULATED OTHER COMPREHENSIVE LOSS BALANCES
---------------------------------------------

                                                              Net Unrealized                                       Accumulated
                                               Foreign           Loss on      Net Unrealized       Minimum             Other
                                              Currency         Marketable      Gain / (Loss)       Pension         Comprehensive
                                             Translation       Securities     on Derivatives      Liability        (Loss) Income
                                             -----------      --------------  --------------      ---------        -------------
Balance at February 22, 2003                $    (62,496)     $         -       $    3,015       $    (1,642)      $   (61,123)
Current period change                             38,604                -           (3,173)           (1,547)           33,884
                                            ------------      -----------       ----------       -----------       -----------
Balance at February 28, 2004                     (23,892)               -             (158)           (3,189)          (27,239)
Current period change                             26,927                -              215            (3,211)           23,931
                                            ------------      -----------       ----------       -----------       -----------
Balance at February 26, 2005                       3,035                -               57            (6,400)           (3,308)
Current period change                              9,839           (1,015)             (57)            1,494            10,261
                                            ------------      -----------       ----------       -----------       -----------
Balance at February 26, 2005                $     12,874      $    (1,015)      $        -       $    (4,906)      $     6,953
                                            ============      ===========       ==========       ===========       ===========

                 See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except share amounts)

                                                                          February 25, 2006         February 26, 2005
                                                                          -----------------         -----------------
ASSETS
Current assets:
    Cash and cash equivalents                                               $    229,589               $    257,748
    Restricted cash                                                              146,309                          -
    Marketable securities                                                        167,405                          -
    Accounts receivable, net of allowance for doubtful
      accounts of $7,042 and $5,713 at February 25, 2006
      and February 26, 2005, respectively                                        175,939                    145,507
    Inventories                                                                  405,310                    720,799
    Prepaid expenses and other current assets                                     85,462                     40,627
                                                                            ------------               ------------
      Total current assets                                                     1,210,014                  1,164,681
                                                                            ------------               ------------
Property:
    Land                                                                          51,899                     80,221
    Buildings                                                                    183,572                    307,933
    Equipment                                                                    245,161                    999,556
    Leasehold improvements                                                       662,410                  1,193,318
                                                                            ------------               ------------
      Total - at cost                                                          1,143,042                  2,581,028
    Less accumulated depreciation and amortization                              (267,902)                (1,104,454)
                                                                            ------------               ------------
    Property owned, net                                                          875,140                  1,476,574
    Property under capital leases, net                                            23,094                     39,126
                                                                            ------------               ------------
Property - net                                                                   898,234                  1,515,700
Equity investment in Metro, Inc.                                                 338,756                          -
Other assets                                                                      51,861                    121,587
                                                                            ------------               ------------
    Total assets                                                            $  2,498,865               $  2,801,968
                                                                            ============               ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current portion of long-term debt                                        $       569                $     2,278
    Current portion of obligations under capital leases                            2,274                      8,331
    Accounts payable                                                             209,774                    543,481
    Book overdrafts                                                               35,447                     83,306
    Accrued salaries, wages and benefits                                         121,734                    181,173
    Accrued taxes                                                                 34,215                     51,991
    Other accruals                                                               206,260                    207,642
                                                                            ------------               ------------
      Total current liabilities                                                  610,273                  1,078,202
                                                                            ------------               ------------
Long-term debt                                                                   246,282                    634,028
Long-term obligations under capital leases                                        32,270                     52,184
Long-term real estate liabilities                                                297,453                    328,316
Other non-current liabilities                                                    640,860                    471,382
Minority interest in consolidated franchisees                                          -                      4,054
                                                                            ------------               ------------
    Total liabilities                                                          1,827,138                  2,568,166
                                                                            ------------               ------------

Commitments and contingencies

Stockholders' equity:
    Preferred stock - no par value; authorized - 3,000,000
      shares; issued - none                                                            -                          -
    Common stock - $1 par value; authorized - 80,000,000
      shares; issued and outstanding - 41,148,987 and
      38,764,999 shares at February 25, 2006 and
      February 26, 2005, respectively                                             41,149                     38,765
    Additional paid-in capital                                                   497,193                    464,543
    Accumulated other comprehensive income (loss)                                  6,953                     (3,308)
    Accumulated earnings (deficit)                                               126,432                   (266,198)
                                                                            ------------               ------------
      Total stockholders' equity                                                 671,727                    233,802
                                                                            ------------               ------------
    Total liabilities and stockholders' equity                              $  2,498,865               $  2,801,968
                                                                            ============               ============

                 See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                                  Fiscal 2005      Fiscal 2004       Fiscal 2003
                                                                                  -----------      -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                $    392,630      $   (188,098)    $   (156,949)
Adjustments to reconcile net income (loss) to net cash (used in)
       provided by operating activities:
     Asset disposition initiatives                                                    108,068            (1,448)          32,550
     Restructuring charge                                                              77,054
     Depreciation and amortization                                                    207,329           268,105          276,545
     Income tax provision relating to the sale of our Canadian operations              98,079                 -                -
     Deferred income tax (benefit) provision                                                -            (1,370)           8,670
     (Gain) loss on disposal of owned property and write-down of property, net        (24,787)          (28,704)             348
     Impairment loss relating to Hurricane Katrina                                      6,090                 -                -
     Midwest long-lived asset / goodwill impairment charge                                  -            34,688           60,082
     Other property impairments                                                        28,085             8,629            8,660
     (Gain) loss on disposal of discontinued operations                                (1,002)            2,702         (167,287)
     Gain on sale of Canadian operations                                             (912,129)                -                -
     Loss on derivatives                                                               15,446                 -                -
     Equity in earnings of Metro, Inc.                                                 (7,801)                -                -
     Loss on early extinguishment of debt                                              28,623                 -                -
     Non-cash impact of early extinguishment of debt                                      809                 -                -
     Other share based awards                                                           8,978                 -                -
     Cumulative effect of change in accounting principle - FIN 46-R                         -                 -            8,047
Other changes in assets and liabilities:
     (Increase) decrease in receivables                                               (56,130)           29,223           (3,779)
     Decrease (increase) in inventories                                               109,521           (12,614)          44,121
     Decrease (increase) in prepaid expenses and other current assets                     585            (6,024)         (43,427)
     (Increase) decrease in other assets                                               (7,344)          (19,041)           5,334
     (Decrease) increase in accounts payable                                         (101,342)           46,295          (57,150)
     (Decrease) increase in accrued salaries, wages and benefits, and taxes           (31,414)          (24,170)           4,958
     (Decrease) increase in other accruals                                             48,931           (34,121)          16,623
     Increase (decrease) in minority interest                                           1,806            (3,542)            (742)
     (Decrease) increase in other non-current liabilities                             (76,309)           42,591          (49,953)
     Other, net                                                                         5,509             1,357           (3,138)
                                                                                 ------------      ------------     ------------
Net cash (used in) provided by operating activities                                   (80,715)          114,458          (16,487)
                                                                                 ------------      ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditures for property                                                       (191,050)         (216,142)        (160,951)
     Proceeds from disposal of property                                                72,293            53,641          264,600
     Proceeds from sale of Canadian operations, net of cash disposed                  960,689                 -                -
     Disposal related expenditures for sale of Canadian operations                    (53,882)                -                -
     Payments for derivatives                                                         (15,446)                -                -
     Increase in restricted cash                                                     (146,309)                -                -
     Purchases of marketable securities                                              (667,808)                -                -
     Proceeds from maturities of marketable securities                                500,810                 -                -
     Proceeds from dividends from Metro, Inc.                                           4,708                 -                -
                                                                                 ------------      ------------     ------------
Net cash provided by (used in) investing activities                                   464,005          (162,501)         103,649
                                                                                 ------------      ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Principal payments on revolving lines of credit                                        -                 -         (135,000)
     Proceeds from short-term borrowings                                                    -             3,000          217,600
     Principal payments on short-term borrowings                                            -            (3,000)        (217,600)
     Principal payments on long-term borrowings and other fees                       (413,961)           (6,068)         (47,137)
     Net proceeds from long-term real estate liabilities                               22,122            37,086          193,810
     Principal payments on capital leases                                             (11,033)          (13,454)         (13,828)
     Proceeds from capital leases                                                      10,000                 -                -
     Decrease in book overdrafts                                                      (42,957)          (13,665)          (6,562)
     Deferred financing fees                                                           (1,793)           (1,334)         (10,319)
     Proceeds from exercises of stock options                                          26,056             1,599               21
                                                                                 ------------      ------------     ------------
Net cash (used in) provided by financing activities                                  (411,566)            4,164          (19,015)
                                                                                 ------------      ------------     ------------
     Initial impact of FIN 46-R                                                             -                 -           20,921
     Effect of exchange rate changes on cash and
        cash equivalents                                                                  117             4,619            8,926
                                                                                 ------------      ------------     ------------
Net (decrease) increase in cash and cash equivalents                                  (28,159)          (39,260)          97,994
Cash and cash equivalents at beginning of year                                        257,748           297,008          199,014
                                                                                 ------------      ------------     ------------
Cash and cash equivalents at end of year                                         $    229,589      $    257,748     $    297,008
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

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation
         The consolidated financial statements include the accounts of The Great Atlantic & Pacific Tea Company, Inc. ("We," "Our," "Us" or "our Company") and all majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. Our Company uses the equity method of accounting for our investment in Metro, Inc. on the basis that we have significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and information technology services agreement.

         At February 25, 2006, we operated retail supermarkets in the United States. The operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest. Our principal stockholder, Tengelmann
Warenhandelsgesellschaft KG ("Tengelmann"), owned 53.5% of our common stock as of February 25, 2006.

         During fiscal 2005, we announced plans for a major strategic restructuring that would focus future effort and investment on our core operations in the Northeastern United States. Therefore, we initiated efforts to divest our businesses in Canada and the Midwestern United States.

         As further discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest United States, we sold our Canadian business at the close of business on August 13, 2005 to Metro, Inc., a supermarket and pharmacy operator in the Provinces of Quebec and Ontario, Canada. Although the Canadian operations have been sold, our Company retained significant continuing involvement in the operations of this business due to our ongoing equity interests.

         As we have not identified a buyer for our operations in the Midwestern United States, our current plan is to operate this business as part of our core business going forward. Thus, the assets and liabilities relating to our operations in the Midwestern United States have not been classified as held for sale at February 25, 2006.

Fiscal Year
         Our fiscal year ends on the last Saturday in February. Fiscal 2005 ended February 25, 2006, fiscal 2004 ended February 26, 2005, and fiscal 2003 ended February 28, 2004. Fiscal 2005 and fiscal 2004 were each comprised of 52 weeks, and Fiscal 2003 was comprised of 53 weeks.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Revenue Recognition
       Retail revenue is recognized at point-of-sale. Discounts and allowances that we provide to our customers are accounted for as a reduction to sales.

Cost of Merchandise Sold
         Cost of merchandise sold includes cost of inventory sold during the period, including purchasing and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs, internal transfer costs and other distribution costs through C&S Wholesale Grocers, Inc.

Vendor Allowances
         Vendor allowances that relate to our Company's buying and merchandising activities consist primarily of advertising, promotional and slotting allowances. With the exception of allowances described below, all allowances are recognized as a reduction of cost of goods sold when the related performance is completed and the related inventory is sold. Lump-sum payments received for multi-year contracts are generally amortized on a straight line basis over the life of the contracts. Vendor rebates or refunds that are contingent upon our Company completing a specified level of purchases or remaining a reseller for a specified time period are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the rebate or refund to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that we can reasonably estimate the rebate or refund and it is probable that the specified target will be obtained. If we believe attaining the milestone is not probable, the rebate or refund is recognized as the milestone is achieved.

         In November 2003, the Emerging Issues Task Force ("EITF") confirmed as a consensus EITF Issue No. 03-10, "Application of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, by Resellers to Sales Incentives Offered to Consumers by Manufacturers". EITF 03-10 did not impact our Company's existing accounting and reporting policies for manufacturers' coupons that can be presented at any retailer that accepts coupons. For arrangements with vendors that are entered into or modified after February 28, 2004, our Company is required to record the vendor reimbursement as a reduction of cost of sales (instead of sales) if the coupon can only be redeemed at a Company retail store.

Advertising Costs
         Advertising costs incurred to produce media advertising are expensed in the period the advertisement is first shown. Other advertising costs, primarily costs to produce circulars, place advertisements and pay advertising agency fees, are expensed when incurred. We recorded advertising expense of $93.0 million for fiscal 2005, $120.2 million for fiscal 2004 and $143.2 million for fiscal 2003.

Pre-opening Costs
         Non-capital expenditures incurred in opening new stores or remodeling existing stores are expensed as incurred. Rent incurred during the construction period is capitalized and amortized over the primary lease term.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

         In October 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FAS 13-1 ("FSP FAS 13-1"), which requires companies to expense rental costs associated with ground or building operating leases that are incurred during a construction period. As a result, companies that are currently capitalizing these rental costs are required to expense them beginning in its first reporting period beginning after December 15, 2005. FSP FAS 13-1 is effective for our Company as of the first quarter of fiscal 2006. We evaluated the provisions of FSP FAS 13-1 and do not believe that its adoption will have a material impact on our Company's financial condition or results of operations.

Software Costs
         We capitalize externally purchased software and amortize it over five years. Amortization expense related to software costs for fiscal 2005, 2004 and 2003 was $9.9 million, $6.4 million and $6.4 million, respectively.

         We capitalize certain internally generated software costs after feasibility is reached. In fiscal 2005, 2004 and 2003, we capitalized $2.9 million, $8.6 million and $4.0 million, respectively, of such software costs. These costs are amortized over 5 years. For fiscal 2005, 2004 and 2003, we recorded related amortization expense of $14.5 million, $14.6 million and $13.4 million, respectively.

         Externally purchased and internally developed software are classified in "Property - Equipment" on our Consolidated Balance Sheets.

Earnings Per Share
         We calculate earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the Consolidated Statements of Operations and requires a reconciliation of the numerators and denominators of the basic and diluted EPS calculations. Basic EPS is computed by dividing net income (loss) by the weighted average shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised and converted to common stock.

         The weighted average shares outstanding utilized in the basic EPS calculation were 40,301,132 for fiscal 2005, 38,558,598 for fiscal 2004 and 38,516,750 for fiscal 2003. The additional common stock equivalents for fiscal 2005, fiscal 2004, and fiscal 2003 were 424,810, 294,884 and 391,915, respectively. However, such shares for fiscal 2004 and 2003 were antidilutive and thus excluded from the diluted EPS calculation.

Translation of Canadian Currency
         Assets and liabilities denominated in Canadian currency are translated at year-end rates of exchange, and revenues and expenses are translated at average rates of exchange during the year. Gains and losses resulting from translation adjustments are accumulated as a separate component of accumulated other comprehensive loss within Stockholders' Equity.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Cash and Cash Equivalents
         Short-term investments that are highly liquid with maturities of ninety days or less when purchased are deemed to be cash equivalents. These balances as well as credit card receivables of $32.6 million and $32.8 million at February 25, 2006 and February 26, 2005, respectively, are included in "Cash and cash equivalents" on our Consolidated Balance Sheets.

Restricted Cash
         Restricted cash is held in a money market fund and can only be used as collateral for our new Letter of Credit Agreement that we entered into during fiscal 2005. Refer to Note 9 - Indebtedness for further discussion of our new Letter of Credit Agreement and Revolving Credit Agreement.

Marketable Securities
         Investments with maturities greater than ninety days when purchased are considered marketable securities. Our marketable securities are principally comprised of commercial paper, corporate bonds, securities of the U.S, government and its agencies, and auction rate securities. Our Company's investments are considered to be available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholder's equity. Our Company records other than temporary declines in fair value to earnings as realized losses.

Inventories
         Store inventories are stated principally at the lower of cost or market with cost determined under the retail method on a first-in, first-out basis. Under the retail method, the valuation of inventories at cost and resulting gross margins are determined by applying a cost-to-retail ratio for various groupings of similar items to the retail value of inventories. Inherent in the retail inventory method calculations are certain management judgments and estimates, including shrinkage, which could impact the ending inventory valuation at cost as well as the resulting gross margins. Perishables and pharmacy inventories are stated at the lower of cost or market with cost determined under the gross profit method. Distribution center and other inventories are stated primarily at the lower of cost or market with cost determined on a first-in, first-out basis.

         We estimate inventory shrinkage throughout the year based on the results of our periodic physical counts in our stores and distribution centers and record reserves based on the results of these counts to provide for estimated shrinkage as of the balance sheet date.

Properties Held for Sale
         Properties held for sale include those properties, which have been identified for sale by our Company and are recorded at the lower of their carrying value or fair value less cost to sell. Once properties are identified as held for sale, they are no longer depreciated and are reclassified to "Prepaid expenses and other current assets" on our Consolidated Balance Sheets. At both February 25, 2006 and February 26, 2005, our properties held for sale were $1.3 million.

Long-Lived Assets
         We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is primarily based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment on a discounted basis using a probability weighted approach and a 7 year U.S. Treasury risk free rate.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

         During fiscal 2005, fiscal 2004, and fiscal 2003, we recorded property impairment losses as follows:

                                    Fiscal 2005                       Fiscal 2004                      Fiscal 2003
                           -------------------------------  ------------------------------   ------------------------------
                             U.S.      Canada      Total      U.S.      Canada      Total      U.S.      Canada      Total
                           ---------   --------  ---------  ---------  ---------  --------   --------   -------    --------
Impairments due to
   closure or conversion
   in the normal course
   of business (1)         $   9,851  $     506  $  10,357  $   6,000  $     709  $  6,709   $  4,439   $  1,670   $  6,109
Impairments due to
   unrecoverable
   assets (1)                 17,728          -     17,728     34,688          -    34,688     33,102          -     33,102
Impairments due to
   Closure of stores
   Impacted by Hurricane
   Katrina (1) (2)             6,090          -      6,090          -          -         -          -          -          -
Impairments related to
   the closure of stores
   in the Midwest (1) (3)      6,873          -      6,873          -          -         -          -          -          -
Impairments related to
   the sale of U.S.
   distribution operations
   and warehouses (1) (4)      8,590          -      8,590          -          -         -          -          -          -
Impairments related to
   the 2001 Asset
   Disposition (1) (3)             -          -          -      2,659          -     2,659        422          -        422
Impairments related to
   the Farmer Jack
   restructuring (1) (3)           -          -          -         90          -        90      4,129         -       4,129
Impairments related to
   our exit of the northern
   New England and
   Kohl's markets (1) (5)          -          -          -        602          -       602     18,968          -     18,968
                           ---------  ---------  ---------  ---------  ---------  --------   --------   --------   --------
Total impairments          $  49,132  $     506  $  49,638  $  44,039  $     709  $ 44,748   $ 61,060   $  1,670   $ 62,730
                           =========  =========  =========  =========  =========  ========   ========   ========   ========

     (1) Refer to Note 6 - Valuation of Goodwill and Long-Lived Assets.
     (2) Refer to Note 4 - Hurricane Katrina and Impact on U.S. Business.
     (3) Refer to Note 8 - Asset Disposition Initiatives.
     (4) Refer to Note 3 - Sale of our U.S. Distribution Operations and Warehouses.
     (5) Refer to Note 7 - Discontinued Operations.

         All of these amounts with the exception of the impairments related to our exit of the northern New England and Kohl's markets are included in Store operating, general and administrative expense in our Consolidated Statements of Operations. The impairments related to our exit of the northern New England and Kohl's markets are included in "Gain (loss) on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations.

         The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Property
         Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to fifty years and equipment is depreciated based on lives varying from three to twelve years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining available lease terms. Property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. During fiscal 2005, 2004 and 2003, in addition to the impairment losses discussed above, we disposed of and/or wrote down certain assets, which resulted in a pretax net gain of $24.8 million, pretax net gain of $28.7 million, pretax net loss of $0.3 million, respectively.

Goodwill and Other Intangible Assets
         In accordance with SFAS 142 "Goodwill and Other Intangible Assets," goodwill is no longer required to be amortized, but tested for impairment at least annually by reassessing the appropriateness of the goodwill balance based on forecasts of cash flows from operating results on a discounted basis in comparison to the carrying value of such operations. If the results of such comparison indicate that an impairment may exist, we determine the implied fair market value of the goodwill using a purchase price allocation approach and compare this value to the balance sheet amount. If such comparison indicates that an impairment exists, we will recognize a charge to operations at that time based upon the difference between the implied fair market value of the goodwill and the balance sheet amount. During fiscal 2003, we determined that goodwill relating to the Farmer Jack reporting unit was entirely impaired; thus, we recorded an impairment charge of $27.0 million as a component of operating income in "Store operating, general and administrative expense" in our Consolidated Statements of Operations. Refer to Note 6 - Valuation of Goodwill and Long Lived Assets in the Notes to our Consolidated Financial Statements for further discussion relating to the impairment charges recorded.

         The book value of goodwill and other intangible assets acquired at February 26, 2005 relating to our Canadian operations was $6.1 million, net of accumulated amortization of $1.4 million. As further discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest, we sold our Canadian business at the close of business on August 13, 2005 to Metro, Inc.; thus, we no longer consolidate this balance at February 25, 2006.

         Through the date of sale of the Canadian operations in fiscal 2005 and during fiscal 2004, we determined that a portion of the remaining goodwill and other intangible assets relating to our Canadian goodwill and other intangible assets had a definite life and recorded amortization expense of $0.1 million and $0.3 million, respectively. No amortization expense was recorded for fiscal 2003.

Current Liabilities
         Certain accounts payable checks issued but not presented to banks frequently result in negative book balances for accounting purposes. Such amounts are classified as "Book overdrafts" on our Consolidated Balance Sheets.

         Liabilities for compensated absences of $50.7 million and $67.3 million at February 25, 2006 and February 26, 2005, respectively, are included in "Accrued salaries, wages and benefits" on our Consolidated Balance Sheets.

         We accrue for vested vacation pay earned by our employees.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Self Insurance Reserves
         Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The current portion of these liabilities is included in "Other accruals" and the non-current portion is included in "Other non-current liabilities" on our Consolidated Balance Sheets. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

         During fiscal 2005, we changed our method of accruing estimated workers compensation state assessment charges for future years from an accrual basis to an actuarial basis as required by Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SOP 97-3"). The difference between actual workers compensation state assessment expense recognized in our Consolidated Statement of Operations and workers compensation state assessment expense that should have been recorded per SOP 97-3 was not significant. An adjustment of $8.5 million was recorded for expected future workers compensation state assessment charges relating to prior year claims that will be paid related to the incurred workers compensation claims on our Consolidated Balance Sheet at February 25, 2006. This amount was recorded in "Store operating, general and administrative expense" in our Consolidated Statement of Operations for the year ended February 25, 2006.

         During fiscal 2005, we recorded a $8.6 million increase in our workers' compensation and general liability reserves, primarily relating to the $8.5 million adjustment for workers compensation state assessment charges we recorded as discussed above. During fiscal 2004 and fiscal 2003, we recorded a $20.9 million and $9.5 million, respectively, increase in our workers' compensation and general liability reserves in response to both adverse development of prior years' costs and other developments including a continuing trend of rising costs. These amounts were recorded within "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

Closed Store and Warehouse Reserves
         For stores and warehouses closed that are under long-term leases, we record a discounted liability using a risk free rate for future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable recoveries from projected sublease rentals. If estimated cost recoveries exceed our liability for future minimum lease payments, the excess is recognized as income over the term of the sublease. We estimate net future cash flows based on our experience in and knowledge of the market in which the closed store is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. While these factors have been relatively stable in recent years, variation in these factors could cause changes to our estimates.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Income Taxes
         We provide deferred income taxes on temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax regulations. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

Comprehensive Income (Loss)
         Our Company's other comprehensive income (loss) relates to changes in foreign currency translation, minimum pension liability and unrealized gains or losses on derivatives and marketable securities available for sale.

         Changes in other comprehensive income for the years ended February 25, 2006, February 26, 2005, and February 28, 2004 related to:

                                                                                Deferred Tax
                                                             Gross                Benefit                  Net
                                                       ------------------    -----------------       ---------------
       Foreign currency translation adjustment         $        9,839        $           -           $     9,839
       Minimum pension liability adjustment                     1,494                    -                 1,494
       Unrealized loss on marketable securities                (1,015)                   -                (1,015)
       Unrealized loss on derivatives                            (133)                  76                   (57)
                                                       ------------------    -----------------       ---------------
                For the year ended 2/25/06             $       10,185        $          76           $    10,261
                                                       ==================    =================       ===============

       Foreign currency translation adjustment         $       26,927        $           -           $    26,927
       Minimum pension liability adjustment                    (3,211)                   -                (3,211)
       Unrealized gain on derivatives                             189                   26                   215
                                                       ------------------    -----------------       ---------------
                For the year ended 2/26/05             $       23,905        $          26           $    23,931
                                                       ==================    =================       ===============

       Foreign currency translation adjustment         $       38,604        $           -           $    38,604
       Minimum pension liability adjustment                    (1,547)                   -                (1,547)
       Unrealized loss on derivatives                          (4,972)               1,799                (3,173)
                                                       ------------------    -----------------       ---------------
                For the year ended 2/28/04             $       32,085        $       1,799           $    33,884
                                                       ==================    =================       ===============

Stock-Based Compensation
         During fiscal 2005, we adopted and applied the fair value based method of accounting prescribed by SFAS 123R, "Share-Based Payment" ("SFAS 123R") for all share-based payment transactions with employees. Refer to Note 14 - Stock Based Compensation for further discussion regarding our Company's adoption of SFAS 123R.

         During fiscal 2004 and fiscal 2003, we applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" with pro forma disclosure of compensation expense, net income or loss and earnings or loss per share as if the fair value based method prescribed by SFAS 123R had been applied. Had compensation cost for our stock options been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value methods prescribed by SFAS 123R, our net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                                                 Fiscal 2004          Fiscal 2003
                                                              ----------------      ---------------
       Net loss, as reported:                                 $    (188,098)     $     (156,949)
           Deduct/(Add):  Stock-based employee
                compensation income (expense)
                included in reported net loss, net of
                related tax effects                                  (1,617)               (151)
           Deduct:  Total stock-based employee
                compensation expense determined
                under fair value based method for
                all awards, net of related tax effects               (4,180)             (6,509)
                                                              -------------      --------------
       Pro forma net loss                                     $    (190,661)     $     (163,307)
                                                              =============      ==============

    Net loss per share - basic and diluted:
           As reported                                         $      (4.88)     $        (4.08)
           Pro forma                                           $      (4.94)     $        (4.24)


         There were no stock options granted during fiscal 2005. The fair value of the fiscal 2004 and fiscal 2003 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                            Fiscal 2004           Fiscal 2003
                                        ------------------    ------------------
    Expected life                             7 years               7 years
    Volatility                                  54%                   51%
    Dividend yield range                        0%                    0%
    Risk-free interest rate range           3.17%-4.51%           2.71%-4.01%


New Accounting Pronouncements
                  In November 2004, the Financial Accounting Standard Board ("FASB") issued SFAS 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 requires that handling costs and waste material (spoilage) be recognized as current-period charges regardless of whether they meet the previous requirement of being abnormal. In addition, this Statement requires that allocations of fixed overhead to the cost of inventory be based on the normal capacity of the production facilities. SFAS 151 is effective for our 2006 fiscal year. We have evaluated the provisions of SFAS 151 and concluded that its adoption will not have a material impact on our consolidated financial position or results of operations.

         In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This pronouncement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005 (the quarter ended June 17, 2006 for our Company). We have evaluated the provisions of SFAS 153 and concluded that its adoption will not have a material impact on our consolidated financial position or results of operations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         In December 2004, the FASB issued SFAS 123R (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, supersedes APB No. 25 and related interpretations and amends SFAS No. 95, "Statement of Cash Flows." Refer to Note 14 - Stock Based Compensation for further discussion regarding our Company's adoption of SFAS 123R.

         In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107, "Share Based Payments" ("SAB 107") to provide public companies additional guidance in applying the provisions of SFAS 123R. Among other things, SAB 107 describes the SEC staff's expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of Statement 123R with certain existing SEC guidance. We have adopted the provisions of SAB 107 in conjunction with the adoption of FAS 123R beginning February 27, 2005. Refer to Note 14 - Stock Based Compensation for further discussion and disclosure.

         In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Contingent Asset Retirement Obligations" ("FIN 47"), an interpretation of FASB Statement No. 143, "Asset Retirement Obligations" ("SFAS 143"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if conditional on a future event. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005, or our fiscal year ending February 25, 2006. For existing contingent asset retirement obligations which are determined to be recognizable under FIN 47, the effect of applying FIN 47 would be recognized as a cumulative effect of a change in accounting principle. We have evaluated the provisions of FIN 47 and concluded that its adoption did not have a material impact on our consolidated financial position or results of operations.

         In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, unless impracticable, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by our Company in the first quarter of fiscal 2006. Our Company is not currently contemplating an accounting change which would be impacted by SFAS 154.

         In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination" ("EITF 05-6"). EITF 05-6 requires that leasehold improvements acquired in a business combination be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-6 also requires that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective for our third quarter beginning September 11, 2005. The impact of EITF 05-6 did not have a material effect on our Company's financial condition and results of operations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

         In September 2005, the FASB ratified the consensus reached in EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" (EITF 04-13). EITF 04-13 defines when a purchase and a sale of inventory with the same party that operates in the same line of business should be considered a single nonmonetary transaction. EITF 04-13 is effective for new arrangements that a company enters into in periods beginning after March 15, 2006 (our second quarter beginning June 18, 2006). We have evaluated the provisions of EITF 04-13 and have adopted the guidance. This adoption did not have a material impact on our Company's financial condition or results of operations.

         In October 2005, the FASB issued FASB Staff Position FAS 13-1 ("FSP FAS 13-1"), which requires companies to expense rental costs associated with ground or building operating leases that are incurred during a construction period. As a result, companies that are currently capitalizing these rental costs are required to expense them beginning in its first reporting period beginning after December 15, 2005. FSP FAS 13-1 is effective for our Company as of the first quarter of fiscal 2006. We evaluated the provisions of FSP FAS 13-1 and do not believe that its adoption will have a material impact on our Company's financial condition or results of operations.

         On November 3, 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (FSP FAS 115-1 and FAS 124-1"). FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005 and are required to be adopted by our Company in the first quarter of fiscal 2006. We have evaluated the impact of FSP FAS 115-1 and FAS 124-1 on our Company and concluded that its adoption will not have a material impact on our consolidated financial position or results of operations. We have included the necessary disclosures relating to unrealized losses that have not been recognized as other-than-temporary impairments in Note 5 - Cash, Restricted Cash, Cash Equivalents and Marketable Securities at February 25, 2006.

Reclassifications
       Certain reclassifications have been made to prior year amounts to conform to current year presentation.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


NOTE 2 - DIVESTITURE OF OUR BUSINESS IN CANADA AND STORES IN THE MIDWEST

         During fiscal 2005, we announced plans for a major strategic restructuring that focuses future effort and investment on our core operations in the Northeastern United States. Therefore, we initiated efforts to divest our businesses in Canada and the Midwestern United States.

Canadian Operations
         At the close of business on August 13, 2005, our Company completed the sale of our Canadian business to Metro, Inc., a supermarket and pharmacy operator in the Provinces of Quebec and Ontario, Canada, for $1.5 billion in cash, stock and certain debt that was assumed by Metro, Inc. The stock received consisted of 18,076,645 Class A subordinate shares of Metro, Inc., representing approximately 15.83% of the outstanding shares of that class after issuance.

         We use the equity method of accounting to account for our investment in Metro, Inc. on the basis that we have significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and information technology services agreement. The value of our equity investment in Metro, Inc. based upon Metro, Inc.'s quoted market price is $464.6 million at February 25, 2006.

         The following table summarizes the status and results of our Company's equity investment in Metro, Inc. from the date of ownership through February 25, 2006:

           Beginning investment at August 13, 2005         $    494,578
           Deferred portion of gain on sale of
               A&P Canada                                      (171,650)
           Dividends and distributions received                  (4,708)
           Equity earnings in Metro, Inc.                         7,801
           Foreign currency translation                          12,735
                                                           ------------
               Equity investment in Metro, Inc.            $    338,756
                                                           ============

         In accordance with Emerging Issues Task Force ("EITF") 01-2, "Interpretations of APB Opinion No. 29," we have indefinitely deferred $171.7 million of the gain resulting from the sale of our Canadian operations that directly related to the economic interest we retained in Metro, Inc. We will record our equity earnings or losses relating to our equity investment in Metro, Inc. on about a three-month lag period as permitted by APB 18, "The Equity Method of Accounting for Investments in Common Stock." Thus, during fiscal 2005, we recorded $7.8 million in equity earnings relating to our equity investment in Metro, Inc. and included this amount in "Equity in earnings of Metro, Inc." on our Consolidated Statements of Operations.

         The difference between the carrying value of our investment of $338.8 million and the amount of our underlying equity in Metro, Inc.'s net assets of $210.3 million is $128.5 million.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

         Metro, Inc.'s summarized financial information, derived from its unaudited first quarter ended December 17, 2005 and audited year ended September 24, 2005 financial statements, is as follows (in millions):

                                                            First Quarter             Year
                                                                Ended                 Ended
                                                            Dec. 17, 2005        Sept. 24, 2005
                                                          -----------------     -----------------
         Balance sheet:
             Current assets                               $           912.9     $           833.9
             Noncurrent assets                                      2,584.1               2,574.2
                                                          -----------------     -----------------
                 Total assets                             $         3,497.0     $         3,408.1
                                                          =================     =================

             Current liabilities                          $           906.3     $           914.7
             Noncurrent liabilities *                               1,259.4               1,180.2
                                                          -----------------     -----------------
                 Total liabilities                        $         2,165.7     $         2,094.9
                                                          ==================    =================

         Income statement:
             Net sales                                    $         2,106.1     $         5,587.1
                                                          =================     =================
             Cost of sales and operating expenses         $         2,001.0     $         5,281.7
                                                          =================     =================
             Net income                                   $            26.7     $           158.9
                                                          =================     =================

         * Includes minority interests of $5.5 million for both the first quarter ended December 17, 2005 and the year ended September 24, 2005.

         During fiscal 2005, we recorded a pretax gain of $912.1 million (gain of $805.3 million after tax), which is included in "Gain on sale of Canadian operations" in our Consolidated Statements of Operations. Although the Canadian operations have been sold at February 25, 2006, the criteria necessary to classify the Canadian operations as discontinued have not been satisfied as our Company retained significant continuing involvement in the operations of this business upon its sale through our equity investment in Metro, Inc.

Midwestern United States Operations
         As we have not identified a buyer for our operations in the Midwestern United States, we have decided to retain and operate this business as part of our core business going forward. As further discussed in Note 8 - Asset Disposition Initiatives, we closed 35 of these stores during fiscal 2005. None of these stores in any combination comprised a complete asset grouping and thus, we have not included these stores within discontinued operations. However, as discussed in Note 6 - Valuation of Long-Lived Assets, we recorded impairment losses on property and equipment as a result of the closure of these stores in the Midwest.


NOTE 3 - SALE OF OUR U.S. DISTRIBUTION OPERATIONS AND WAREHOUSES

         During fiscal 2005, our Company sold our U.S. distribution operations and some warehouse facilities and related assets to C&S Wholesale Grocers, Inc. On June 27, 2005, the definitive agreements, including an Asset Purchase Agreement and a 15 year Supply Agreement, were finalized and signed. The Asset Purchase Agreement included the assignment of our leases in Central Islip, New York and Baltimore, Maryland, and a warranty deed for our owned facilities in Dunmore, Pennsylvania. In the Supply Agreement, C&S Wholesale Grocers, Inc. will supply our Company with all of our requirements for groceries, perishables, frozen food and other merchandise in the product categories carried by C&S Wholesale Grocers, Inc. The transition of our owned warehouses and operations began in the second quarter of fiscal 2005 and was completed during the fourth quarter of fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

         Due to the scope of C&S Wholesale Grocers, Inc.'s distribution network, our owned warehouses in Edison, New Jersey, Bronx, New York, and New Orleans, Louisiana, were not sold as part of the transaction and have been closed. As a result of this decision, we recorded a charge of $87.7 million ($4.5 million in "Cost of merchandise sold" and $83.2 million in "Store, operating, general and administrative expense" in our Consolidated Statement of Operations) relating to the closing of these facilities during the 52 weeks ended February 25, 2006.

         These costs are detailed as follows:

                                                                          52 weeks ended
                                                                         February 25, 2006
                                                                        -------------------
                  BALANCE SHEET ACCRUALS
                  Occupancy related                                     $            15,420
                  Severance and benefits                                             47,220
                                                                        -------------------
                      Total accrued to Balance Sheet                                 62,640
                                                                        -------------------
                  NON-ACCRUABLE ITEMS RECORDED ON
                      STATEMENTS OF OPERATIONS
                  Property writeoffs                                                  9,947
                  Inventory related costs                                             4,467
                  Non-accruable closing costs                                        10,656
                                                                        -------------------
                      Total non-accruable items                                      25,070
                                                                        -------------------
                  TOTAL AMOUNT RECORDED ON STATEMENTS
                      OF OPERATIONS                                                  87,710
                                                                        -------------------
                      Less non-accruable closing costs                              (10,656)
                                                                        -------------------
                  TOTAL AMOUNT RECORDED ON STATEMENTS
                      OF CASH FLOWS - RESTRUCTURING CHARGE              $            77,054
                                                                        ===================

         The following table summarizes the activity to date related to the charges recorded for the closing of these facilities. The table does not include property writeoffs as they are not part of any reserves maintained on the balance sheet. It also does not include inventory related costs and non-accruable closing costs since they are expensed as incurred in accordance with generally accepted accounting principles.

                                                  Severance
                                                    and
                                   Occupancy       Benefits           Total
                                  -----------    -----------     -----------
   Original charge (1)            $         -    $    40,417     $    40,417
     Additions (2)                     15,420          7,296          22,716
     Utilization (3)                     (337)       (43,597)        (43,934)
     Adjustments (4)                        -           (493)           (493)
                                  -----------    -----------     -----------
   Balance at
      February 25, 2006           $    15,083    $     3,623     $    18,706
                                  ===========    ===========     ===========

(1) The original charge to severance and benefits during the first quarter of fiscal 2005 of $40.4 million related to (i.) individual severings as well as retention and productivity incentives that were accrued as earned of $7.6 million and (ii.) costs for future obligations for early withdrawal from multi-employer union pension plans of $32.8 million.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(2) The additions to occupancy during the remainder of fiscal 2005 related to future occupancy costs such as rent, common area maintenance and real estate taxes, and future obligations for the warehouses sold to C&S Wholesale Grocers, Inc. The additions to severance and benefits during the remainder of fiscal 2005 represented charges related to additional individual severings as well as retention and productivity incentives that were accrued as earned.
(3) Occupancy utilization of $0.3 million for fiscal 2005 represents payments associated with the closure of certain warehouses. Severance and benefits utilization of $43.6 million for fiscal 2005 represents payments made to terminated employees during the period as well as payments made to pension funds for early withdrawal from multi-employer union pension plans.
(4) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During the fiscal 2005, we recorded adjustments of $0.5 million primarily related to reversals of previously accrued severance and benefits due to changes in individual severings and associated benefit costs.

         As of February 25, 2006, approximately $1.4 million of the liability was included in "Accrued salaries, wages and benefits," $11.3 million of the liability was included in "Other Accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

         We have evaluated the liability balance of $18.7 million as of February 25, 2006 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the warehouses and adjustments to the reserve balance may be recorded in the future, if necessary.

         Our Company currently acquires a significant amount of our saleable inventory from one supplier, C&S Wholesale Grocers, Inc. Although there are a limited number of distributors that can supply our stores, we believe that other suppliers could provide similar product on comparable terms. However, a change in suppliers could cause a delay in distribution and a possible loss of sales, which would affect operating results adversely.


NOTE 4 - HURRICANE KATRINA AND IMPACT ON U.S. BUSINESS

         In August 2005, Hurricane Katrina had a major effect on certain portions of the Gulf Coast region and resulted in the closure of our 28 stores and warehouse facilities. As of February 25, 2006, 21 of these stores were open and operating. During fiscal 2005, we determined that we would not re-open 5 of our stores and recorded a charge for future occupancy costs of $7.1 million, which has been included in "Store operating, general and administrative expense" in our Statement of Consolidated Operations. The remaining 2 stores were re-opened in March 2006.

         We maintain insurance coverage for this type of loss which provides for reimbursement from losses resulting from property damage, loss of product as well as business interruption coverage. As of the balance sheet date, February 25, 2006, we were able to determine that we incurred impairment losses of $6.1 million for property & equipment that was not covered by insurance. This amount has been included in "Impairment loss relating to Hurricane Katrina" in our Consolidated Statement of Cash Flows for fiscal 2005. As of the balance sheet date, February 25, 2006, we also determined that we incurred $0.9 million in other related hurricane costs that were not covered by insurance, which has been included in "Store operating, general and administrative expense" in our Statement of Consolidated Operations for fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

         Our Company is currently assessing the remaining extent of our losses in the Gulf Coast region and we expect to recover the losses caused by Hurricane Katrina, except for those discussed above, in excess of our estimated insurance deductible of approximately $5.0 million, which was recorded in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2005.


NOTE 5 - CASH, RESTRICTED CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

         At February 25, 2006, we had $146.3 million in restricted cash, which was held in a money market fund, and can only be used as collateral for our new Letter of Credit Agreement that we entered into during fiscal 2005. Refer to
Note 9 - Indebtedness for further discussion of our new Letter of Credit Agreement and Credit Agreement.

         The following is a summary of cash, cash equivalents, restricted cash, and marketable securities as of February 25, 2006 and February 26, 2005:

                                                                                At February 25, 2006
                                                              -----------------------------------------------------------
                                                                                  Gross          Gross         Estimated
                                                                 Amortized     Unrealized     Unrealized         Fair
                                                                   Costs          Gains         Losses           Value
                                                              -------------  -------------   -------------  -------------
CLASSIFIED AS:
Cash                                                          $    78,414    $         -     $        -     $    78,414
Cash equivalents:
     Money market funds                                           151,175              -              -         151,175
                                                              -----------    -----------     -----------    -----------
Total cash and cash equivalents                                   229,589              -               -        229,589
                                                              -----------    -----------     -----------    -----------
Restricted cash                                                   146,309              -               -        146,309
Marketable securities:
     Corporate bonds                                               51,456              -            (457)        50,999
     Securities of the U.S. government and its agencies            45,943              -            (558)        45,385
     Auction rate securities                                       71,021              -               -         71,021
                                                              -----------    -----------     -----------    -----------
Total marketable securities                                       168,420              -          (1,015)       167,405
                                                              -----------    -----------     ------------   -----------
Total cash, cash equivalents, restricted cash and
     marketable securities                                    $   544,318    $         -     $    (1,015)   $   543,303
                                                              ===========    ===========     ============   ===========

SECURITIES AVAILABLE-FOR-SALE:
     Maturing within one year                                 $   233,921                                   $   233,879
                                                              ===========                                   ===========
     Maturing greater than one year                           $    85,674                                   $    84,701
                                                              ===========                                   ===========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



                                                                                At February 26, 2005
                                                              -----------------------------------------------------------
                                                                                  Gross          Gross         Estimated
                                                                 Amortized     Unrealized     Unrealized         Fair
                                                                   Costs          Gains         Losses           Value
                                                              -------------  -------------   -------------  -------------
CLASSIFIED AS:
Cash                                                          $   153,791    $         -     $         -    $   153,791
Cash equivalents:
     Money market funds                                            78,983              -               -         78,983
     Commercial paper                                              24,974              -               -         24,974
                                                              -----------    -----------     -----------    -----------
Total cash equivalents                                            103,957              -               -        103,957
                                                              -----------    -----------     -----------    -----------
Total cash and cash equivalents                               $   257,748    $         -     $         -    $   257,748
                                                              ===========    ===========     ===========    ===========

SECURITIES AVAILABLE-FOR-SALE:
     Maturing within one year                                 $   103,957                                   $   103,957
                                                              ===========                                   ===========
     Maturing greater than one year                           $         -                                   $         -
                                                              ===========                                   ===========


         The following table provides the breakdown of the investments with unrealized losses at February 25, 2006. There were no investments with unrealized losses at February 26, 2005.

                               Less than 12 Months                12 Months or Longer                        Total
                       ---------------------------------   --------------------------------   ---------------------------------
                                               Gross                              Gross                              Gross
                             Fair           Unrealized          Fair           Unrealized          Fair           Unrealized
                             Value            Losses            Value            Losses            Value            Losses
                       ----------------  ---------------   ---------------  ---------------   ---------------  ----------------

Corporate bonds        $       11,683    $         (41)    $      39,316    $        (416)    $      50,999    $        (457)
Securities of the U.S.
     government and
     its agencies                   -                -            45,385             (558)           45,385             (558)
                       --------------    -------------     -------------    -------------     -------------    -------------
         Total         $       11,683    $         (41)    $      84,701    $        (974)    $      96,384    $      (1,015)
                       ==============    =============     =============    =============     =============    =============

Corporate bonds: Our unrealized losses on investments in corporate bonds were caused by interest rate increases by the Federal Reserve. The contractual terms of those investments do not permit the issuer to settle the security at a price less than the amortized cost of the investment. We do not believe it is probable that we will be unable to collect all amounts due according to the contractual terms of these investments. Therefore, it is expected that the debentures would not be settled at a price less than the amortized cost of the investment. Because we have the ability and intent to hold those investments until a recovery of fair value, which may be maturity, we do not consider those investments to be other-than-temporarily impaired at February 25, 2006.

Securities of the U.S. government and its agencies: The unrealized losses on our investments in securities of the U.S. government and its agencies were caused by interest rate increases by the Federal Reserve. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because we have the ability and intent to hold those investments until a recovery of fair value, which may be maturity, we do not consider those investments to be other-than-temporarily impaired at February 25, 2006.

There were no gross realized gains or losses on sales of investments during fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


NOTE 6 - VALUATION OF GOODWILL AND LONG-LIVED ASSETS

GOODWILL
         In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). As disclosed previously, goodwill will no longer be amortized but will be subject to impairment tests on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. SFAS 142 was effective for our Company on February 24, 2002. We completed our initial impairment review during the second quarter of fiscal 2002 and concluded that a transitional impairment charge from the adoption of the standard was not required.

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

         To assess the Midwest's goodwill for impairment under SFAS 142, we performed an assessment of the carrying value of the reporting unit to determine if the fair value of the reporting unit was below its carrying value. The fair value of the Midwest reporting unit was determined through internal analysis and a valuation performed by an independent third party appraiser, primarily using the discounted cash flow approach based on forward looking information regarding revenues and costs of the Midwest. This valuation was based on a number of estimates and assumptions, including the projected future operating results of the Midwest, discount rate, and long term growth rate. As a result of this review, we determined that the fair value of the Midwest was below its carrying value and that the carrying value of the reporting unit goodwill exceeded its implied fair value (defined as the fair value of the reporting unit less the fair value of all assets and liabilities other than goodwill). Further, based upon the analysis, we concluded that the Midwest's goodwill was entirely impaired and we recorded an impairment charge of $27.0 million as a component of operating loss in "Store operating, general and administrative expense" in our Consolidated Statement of Operations for the year ended February 28, 2004. There were no such amounts recorded during the years ended February 26, 2005 and February 25, 2006.


LONG-LIVED ASSETS
         In accordance with SFAS 144, we review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is primarily based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment on a discounted basis using a probability weighted approach and a 7 year U.S. Treasury risk free rate.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

         During fiscal 2005, fiscal 2004 and fiscal 2003, we recorded property impairment losses as follows:

                                    Fiscal 2005                       Fiscal 2004                      Fiscal 2003
                           -------------------------------  ------------------------------   ------------------------------
                             U.S.      Canada      Total      U.S.      Canada      Total      U.S.      Canada      Total
                           ---------   --------  ---------  ---------  ---------  --------   --------   -------    --------
Impairments due to
   closure or conversion
   in the normal course
   of business             $   9,851   $     506  $  10,357  $   6,000  $     709  $  6,709   $  4,439   $  1,670   $  6,109
Impairments due to
   unrecoverable
   assets                     17,728           -     17,728     34,688          -    34,688     33,102          -     33,102
Impairments due to
   Closure of stores
   Impacted by Hurricane
   Katrina (1)                 6,090           -      6,090          -          -         -          -          -          -
Impairments related to
   the closure of stores
   in the Midwest (2)          6,873           -      6,873          -          -         -          -          -          -
Impairments related to
   the sale of U.S.
   distribution operations
   and warehouses (3)          8,590           -      8,590          -          -         -          -          -          -
Impairments related to
   the 2001 Asset
   Disposition (2)                 -           -          -      2,659          -     2,659        422          -        422
Impairments related to
   the Farmer Jack
   restructuring (2)               -           -          -         90          -        90      4,129         -       4,129
Impairments related to
   our exit of the northern
   New England and
   Kohl's markets (4)              -           -          -        602          -       602     18,968          -     18,968
                           ---------   ---------  ---------  ---------  ---------  --------   --------   --------   --------
Total impairments          $  49,132   $     506  $  49,638  $  44,039  $     709  $ 44,748   $ 61,060   $  1,670   $ 62,730
                           =========   =========  =========  =========  =========  ========   ========   ========   ========

      (1) Refer to Note 4 - Hurricane Katrina and Impact on U.S. Business.
      (2) Refer to Note 8 - Asset Disposition Initiatives.
      (3) Refer to Note 3 - Sale of our U.S. Distribution Operations and Warehouses.
      (4) Refer to Note 7 - Discontinued Operations.

Impairments due to closure or conversion in the normal course of business

         We review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2005, fiscal 2004, and fiscal 2003, we recorded impairment losses on property and equipment of $10.4 million, $5.8 million, and $6.1 million, respectively, related to stores that were or will be closed in the normal course of business.

         Our impairment reviews may also be triggered by appraisals of or offers for our long-lived assets we receive in the normal course of business. During fiscal 2004, we recorded an impairment loss of $0.9 million in the U.S. related to certain idle property that, based upon new information received about such assets, including an appraisal and an offer, was impaired and written down to its net realizable value. There were no such amounts recorded during fiscal 2005 and fiscal 2003.
         All of these amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


Impairments due to unrecoverable assets
         During the third quarter of fiscal 2003 and in connection with the goodwill impairment test discussed above, we reviewed the carrying value of all of the Midwest's long-lived assets for potential impairment under SFAS 144. We estimated the Midwest's future cash flows from its long-lived assets, primarily equipment and leasehold improvements, based on internal analysis and valuations performed by an independent third party appraiser. For those asset groups for which the carrying value was not recoverable from their future cash flows, we determined the fair value of the related assets based on the same analysis, primarily using the discounted cash flow approach. As a result of this review, we recorded an impairment charge for the Midwest's long-lived assets of $33.1 million as a component of operating loss in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the year ended February 28, 2004.

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

         During fiscal 2005, we experienced operating losses for two of the past three years for two of our United States' asset groups, located in the Northeast, which we believe was a triggering event under SFAS 144 for potential impairment of the asset group's long-lived assets. Thus, we reviewed the carrying value of these asset groups for potential impairment, and based upon internal analysis, we estimated the asset groups' future cash flows from their long-lived assets, which primarily consisted of equipment and leasehold improvements. As these asset groups' carrying value was not recoverable from their future cash flows, we determined the fair value of the related assets based on the same analysis, primarily using the discounted cash flow approach. As a result of this review, we recorded an impairment charge for these asset groups' long-lived assets of $17.7 million, as a component of operating loss in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the year ended February 25, 2006.

Impairments related to closure of stores impacted by Hurricane Katrina

         During fiscal 2005, we recorded impairment losses on property and equipment that was not covered by insurance of $6.1 million as discussed in Note 4 - Hurricane Katrina and Impact on U.S. Business. This amount was included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the year ended February 25, 2006. There were no such amounts recorded during fiscal 2004 and fiscal 2003.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


Impairments related to the closure of stores in the Midwest

         During fiscal 2005, we recorded impairment losses on property and equipment of $6.9 million related to property write-downs as a result of the closure of stores in the Midwest as discussed in Note 8 - Asset Disposition Initiatives. These amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the year ended February 25, 2006. There were no such amounts recorded during fiscal 2004 and fiscal 2003.

Impairments related to the sale of U.S. distribution operations and warehouses

         During fiscal 2005, we recorded impairment losses on property and equipment of $8.6 million related to property write-downs as a result of our decision to sell our U.S. distribution operations and warehouses to C&S Wholesale Grocers as discussed in Note 3 - Sale of Our U.S. Distribution Operations and Warehouses. These amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the year ended February 25, 2006. There were no such amounts recorded during fiscal 2004 and fiscal 2003.

Impairments related to the 2001 Asset Disposition

         During fiscal 2004 and fiscal 2003, we recorded additional impairments related to the 2001 Asset Disposition of $2.6 million and $0.4 million, respectively, as a result of not realizing the original expectations of redeploying idle assets. These amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the years ended February 26, 2005 and February 28, 2004. There were no such amounts recorded during the year ended February 25, 2006.

Impairments related to the Farmer Jack Restructuring

         During fiscal 2004 and fiscal 2003, we recorded impairment losses on property and equipment of $0.1 million and $4.1 million, respectively, related to property write-downs as a result of the Farmer Jack restructuring as discussed in Note 8 - Asset Disposition Initiatives. These amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the years ended February 26, 2005 and February 28, 2004. There were no such amounts recorded during the year ended February 25, 2006.

Impairments related to our exit of the northern New England and Kohl's markets

         During fiscal 2004 and fiscal 2003, we recorded impairment losses of $0.6 million and $19.0 million, respectively, related to stores closed as a result of our exit of the northern New England and Kohl's markets. These amounts were included in our Consolidated Statements of Operations under the caption "(Loss) gain on disposal of discontinued operations, net of tax" (see Note 8 of our Consolidated Financial Statements) for the years ended February 26, 2005 and February 28, 2004. There were no such amounts recorded during the year ended February 25, 2006.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.


NOTE 7 -- DISCONTINUED OPERATIONS

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

         Amounts in the financial statements and related notes for all periods shown have been reclassified to reflect the discontinued operations. Summarized below are the operating results for these discontinued businesses, which are included in our Consolidated Statements of Operations, under the caption "Income
(loss) from operations of discontinued businesses, net of tax" for fiscal 2005, fiscal 2004, and fiscal 2003, and the results of disposing these businesses which are included in "Gain (loss) on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations for fiscal 2005, fiscal 2004 and fiscal 2003.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


                                                                 Fiscal 2005
                                    --------------------------------------------------------------------
                                                                           Eight
                                        Northern                          O'Clock
                                      New England         Kohl's           Coffee             Total
                                    ---------------  ----------------  ---------------  ----------------
(LOSS) INCOME FROM OPERATIONS OF
     DISCONTINUED BUSINESSES
Sales                               $           -    $           -     $           -    $           -
Operating expenses                            (58)           3,049              (187)           2,804
                                    ---------------  ----------------  ---------------  ----------------
(Loss) income from operations of
   discontinued businesses, before
   tax                                        (58)           3,049              (187)           2,804
Tax benefit (provision)                        24           (1,281)               79           (1,178)
                                    ---------------  ----------------  ---------------  ----------------
(Loss) income from operations of
   discontinued businesses, net
   of tax                           $         (34)   $       1,768     $        (108)   $       1,626
                                    ===============  ================  ===============  ================

Disposal related costs included in
operating expenses above:

Non-accruable closing costs         $         (58)   $         (62)    $        (187)   $        (307)
Reversal of previously accrued
   occupancy related costs                      -            3,717                 -            3,717
Interest accretion on present value
   of future occupancy and
   severance costs                              -             (606)                -             (606)
                                    ---------------  ----------------  ---------------  ----------------
Total disposal related costs        $         (58)   $       3,049     $        (187)   $       2,804
                                    ---------------  ----------------  ---------------  ----------------

GAIN ON DISPOSAL OF DISCONTINUED
   BUSINESSES
Gain on sale of property            $           -    $       1,002     $           -    $       1,002
                                    ---------------  ----------------  ---------------  -------------
Gain on disposal of discontinued
   businesses, before tax                       -            1,002                 -            1,002
Tax provision                                   -             (421)                -             (421)
                                    ---------------  ----------------  ---------------  ----------------
Gain on disposal of discontinued
   businesses, net of tax           $           -    $         581     $           -    $         581
                                    ===============  ================  ===============  ================


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
                                    ===============  ================  ===============  ==============

Disposal related costs included in
operating expenses above:

Pension withdrawal liability        $           -    $      (6,500)    $           -    $      (6,500)
Occupancy related costs                    (3,993)         (28,387)                -          (32,380)
Reversal of previously accrued
   occupancy related costs                      -            4,458                 -            4,458
Non-accruable inventory costs                (175)          (2,511)                -           (2,686)
Non-accruable closing costs                (2,555)          (2,890)          (12,275)         (17,720)
Gain on sale of inventory                   1,645                -                 -            1,645
Severance and benefits                     (2,670)          (6,562)                -           (9,232)
Interest accretion on present value
   of future occupancy costs                   (6)            (353)                -             (359)
                                    ---------------  ----------------  ---------------  --------------
Total disposal related costs        $      (7,754)   $     (42,745)    $     (12,275)   $     (62,774)
                                    ---------------  ----------------  ---------------  -------------


GAIN (LOSS) ON DISPOSAL OF
       DISCONTINUED BUSINESSES

Gain on sale of fixed assets        $      85,983    $      15,272     $      85,000    $     186,255
Fixed asset impairments                         -          (18,968)                -          (18,968)
                                    ---------------  ----------------  ---------------  ----------------
Gain (loss) on disposal of
   discontinued businesses,
   before tax                              85,983           (3,696)           85,000          167,287
Tax (provision) benefit                   (36,113)           1,552           (35,700)         (70,261)
                                    -------------    ----------------  ---------------  ----------------
Gain (loss) on disposal of
   discontinued businesses,
   net of tax                       $      49,870    $      (2,144)    $      49,300    $      97,026
                                    =============    ================  ===============  ================

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


Northern New England

         As previously stated, as part of our strategic plan we decided, in February 2003, to exit the northern New England market by closing and/or selling 21 stores in that region in order to focus on our core geographic markets. At February 25, 2006, we have closed all locations in the northern New England market.

         As a result of the sale of certain locations, we generated proceeds of $117.5 million, resulting in a gain of $86.0 million ($49.9 million after tax). This gain was included in "Gain (loss) on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations for fiscal 2003. In addition, as part of the exit of this business, we reported a loss of $9.8 million ($5.7 million after tax) for fiscal 2003, which was included in "Income
(loss) from operations of discontinued businesses, net of tax" on our Consolidated Statements of Operations. During fiscal 2004, we recorded gains of $0.3 million primarily due to favorable results of winding down this business. This amount is included in "Income (loss) from operations of discontinued businesses, net of tax" in our Consolidated Statements of Operations for fiscal 2004. During fiscal 2005, we incurred additional pretax costs to wind down our operations in this region subsequent to the sale of these stores of $0.06 million ($0.03 million after tax), primarily related to non-accruable closing costs. These amounts were included in "Income (loss) from operations of discontinued businesses, net of tax" on our Consolidated Statements of Operations for fiscal 2005.

         The following table summarizes the reserve activity related to the exit of the northern New England market since the charge was recorded:

                                                           Severance
                                                              and
                                           Occupancy        Benefits               Total
                                        -------------   --------------     ---------------
     Fiscal 2003 charge (1)             $      3,993    $       2,670      $        6,663
     Additions (2)                                 6                -                   6
     Utilization (3)                          (3,547)          (2,612)             (6,159)
                                        -------------   --------------     ---------------
     Balance at
        February 28, 2004               $        452    $          58      $          510
     Additions (2)                                 8              326                 334
     Utilization (3)                            (460)            (384)               (844)
                                        ------------    -------------      ---------------
     Balance at
        February 26, 2005               $          -    $           -      $            -
     Additions (2)                                 -                -                   -
     Utilization (3)                               -                -                   -
                                        ------------    -------------      --------------
     Balance at
        February 25, 2006               $          -    $           -      $            -
                                        ============    =============      ==============


(1) The fiscal 2003 charge to occupancy consists of $4.0 million related to future occupancy costs such as rent, common area maintenance and real estate taxes. The fiscal 2003 charge to severance and benefits of $2.7 million related to severance to be paid to employees terminated as a result of our exit from the northern New England market.
(2) The additions to occupancy presented represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. The fiscal 2004 charge to severance and benefits of $0.3 million related to additional severance required to be paid to employees terminated in accordance with a union contract as a result of our exit from the northern New England market.
(3) Occupancy utilization represents vacancy related payments for closed locations. Severance and benefits utilization represents payments made to terminated employees during the period.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         As of February 25, 2006, we had paid approximately $3.0 million in severance and benefits costs, which resulted from the termination of approximately 300 employees.

Kohl's Market

         As previously stated, as part of our strategic plan we decided to exit the Madison and Milwaukee, Wisconsin markets, which comprised our Kohl's banner.

         As a result of the Madison sales, we generated proceeds of $20.1 million, resulting in a gain of $8.8 million ($5.6 million after tax). This gain was included in "Gain (loss) on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations for fiscal 2003.

         As a result of the Milwaukee sales, we generated proceeds of $10.4 million and a gain of $6.4 million ($3.7 million after tax). This gain was included in "Gain (loss) on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations for fiscal 2003.

         As a result of the decision to exit Milwaukee, we estimated the assets' fair market value using a probability weighted average approach based upon expected proceeds and recorded impairment losses on the property and equipment at the remaining Kohl's locations of $19.0 million during fiscal 2003. Further, during fiscal 2004, we recorded additional impairment losses of $0.6 million as a result of originally estimated proceeds on the disposal of these assets not being achieved. This net loss is also included in "Gain (loss) on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations.

         During fiscal 2005, we recorded a pretax gain on the sale of property of $1.0 million, which is included in "Gain (loss) on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations.

         As a result of the closure and impending sale of certain Milwaukee locations, we recorded exit costs net of the results of these businesses while they were open of $51.7 million for fiscal 2003. During fiscal 2004, we recorded charges of $1.0 million primarily due to the costs of winding down this business. During fiscal 2005, we recorded a pretax gain of $3.0 million primarily due to the reversal of previously accrued occupancy related costs offset by the costs of winding down this business. These amounts are detailed in the tables above and included in "Income (loss) from operations of discontinued businesses, net of tax" in our Consolidated Statements of Operations for fiscal 2003, fiscal 2004 and fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         The following table summarizes the reserve activity since the charge was recorded:

                                                          Severance
                                                             and               Fixed
                                           Occupancy       Benefits            Assets            Total
                                        -------------   -------------    ---------------  ----------------
     Fiscal 2003 charge (1)             $     25,487    $      13,062    $      18,968      $     57,517
     Additions (2)                               352                -                -               352
     Utilization (3)                          (5,342)          (8,228)         (18,968)          (32,538)
     Adjustments (4)                          (1,458)               -                -            (1,458)
                                        ------------    -------------    -------------      ------------
       Balance at February 28, 2004           19,039            4,834                -            23,873
     Additions (2)                               688               52              602             1,342
     Utilization (3)                          (1,918)          (2,201)            (602)           (4,721)
     Adjustments (4)                            (354)               -                -              (354)
                                         -----------    -------------    -------------      ------------
       Balance at February 26, 2005      $    17,455    $       2,685    $           -      $     20,140
     Additions (2)                               562               44                -               606
     Utilization (3)                          (3,235)          (2,128)               -            (5,363)
     Adjustments (4)                          (4,299)             582                -            (3,717)
                                        -------------   -------------    -------------      -------------
       Balance at February 25, 2006     $     10,483    $       1,183    $           -      $     11,666
                                        ============    =============    =============      ============

(1) The fiscal 2003 charge to occupancy consists of $25.5 million related to future occupancy costs such as rent, common area maintenance and real estate taxes. The fiscal 2003 charge to severance and benefits of $13.1 million related to severance costs of $6.6 million and costs for future obligations for early withdrawal from multi-employer union pension plans and a health and welfare plan of $6.5 million. The fiscal 2003 charge to property of $18.9 million represents the impairment losses at certain Kohl's locations.
(2) The fiscal 2003, fiscal 2004 and fiscal 2005 additions to occupancy and severance and benefits represent the interest accretion on future occupancy costs and future obligations for early withdrawal from multi-employer union pension plans which were recorded at present value at the time of the original charge. The addition to fixed assets represents additional impairment losses recorded as a result of originally estimated proceeds on the disposal of these assets not being achieved.
(3) Occupancy utilization represents vacancy related payments for closed locations such as rent, common area maintenance, real estate taxes and lease termination payments. Severance and benefits utilization represents payments made to terminated employees during the period and payments for pension withdrawal.
(4) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2003, we recorded net adjustments of $1.5 million primarily related to reversals of previously accrued vacancy related costs due to favorable results of terminating and subleasing certain locations of $4.5 million offset by additional vacancy accruals of $3.0 million. During fiscal 2004, we recorded a reversal of previously accrued occupancy related costs due to favorable results of terminating leases. During fiscal 2005, we recorded adjustments relating to (i.) a reversal of previously accrued occupancy related costs of $3.7 million due to favorable results of terminating the Kohl's warehouse lease and (ii.) the reclassification of $0.6 million between the liabilities for occupancy and severance and benefits to properly state their respective ending balances at February 25, 2006.

         As of February 25, 2006, we paid $10.5 million of the total occupancy charges from the time of the original charge which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. The remaining occupancy liability of $10.5 million relates to expected future payments under long term leases and is expected to be paid out in full by 2020.

         As of February 25, 2006, we had paid approximately $12.6 million of the total original severance and benefits charge recorded, which resulted from the termination of approximately 2,000 employees. The remaining severance liability of $1.2 million relates to future obligations for early withdrawal from multi-employer union pension plans which will be paid by mid-2006.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         At February 25, 2006, and February 26, 2005, $3.7 million and $5.9 million, respectively, of the Kohl's exit reserves were included in "Other accruals" and $8.0 million and $14.2 million, respectively, were included in "Other non-current liabilities" on our Consolidated Balance Sheets. We have evaluated the liability balance of $11.7 million as of February 25, 2006 based upon current available information and have concluded that it is appropriate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.

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

         During fiscal 2003, we incurred costs of $12.3 million related to the sale, which was included in "Income (loss) from operations of discontinued businesses, net of tax" on our Consolidated Statements of Operations. During fiscal 2004, we incurred costs of $2.1 million which consisted of a post-sale working capital settlement between the buyer and our Company for which the amount was not determinable at the time of the sale. This amount is included in "Gain (loss) on disposal of discontinued operations, net of tax" in our Consolidated Statements of Operations. Further, during fiscal 2004, we incurred costs of $0.7 million related to winding down this business subsequent to its sale and included this amount in "Income (loss) from operations of discontinued businesses, net of tax" in our Consolidated Statements of Operations. During fiscal 2005, we incurred pretax costs of $0.2 million to wind down our operations in this business subsequent to the sale. These amounts are included in "Gain (loss) from operations of discontinued operations, net of tax" in our Consolidated Statements of Operations for fiscal 2005.

OTHER

         Although the Canadian operations have been sold as of February 25, 2006, the criteria necessary to classify the Canadian operations as discontinued have not been satisfied as our Company retained significant continuing involvement in the operations of this business upon its sale.


NOTE 8 - ASSET DISPOSITION INITIATIVES

OVERVIEW

         In fiscal 1998 and fiscal 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores including the exit of the Richmond, Virginia and Atlanta, Georgia markets (Project Great Renewal). In addition, during fiscal 2001, we announced that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) would be closed and/or sold, and certain administrative streamlining would take place (2001 Asset Disposition). During fiscal 2003, we announced an initiative to close 6 stores and convert 13 stores to our Food Basics banner in the Detroit, Michigan and Toledo, Ohio markets (Farmer Jack Restructuring). In addition, through the first three quarters of fiscal 2005, we closed 35 stores in the Midwest (Closure of Stores in the Midwest).

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

         Presented below is a reconciliation of the activities recorded on our Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for fiscal 2005, fiscal 2004, and fiscal 2003. Present value ("PV") interest represents interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. Non-accruable items represent charges related to the restructuring that are required to be expensed as incurred in accordance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities".

                                                        Fiscal 2005
                              -----------------------------------------------------------------
                               Project      2001          Farmer       Closure of
                                Great       Asset          Jack        Stores in
                               Renewal   Disposition   Restructuring   the Midwest     Total
                              --------   -----------   -------------   -----------  -----------
   BALANCE SHEET ACCRUALS

   Vacancy                    $ (3,648)  $   (2,089)    $     4,376    $  97,596    $  96,235
   PV interest                   1,548        2,170             710        1,582        6,010
   Severance                         -             -              -        2,666        2,666
                              --------   -----------   -------------   -----------  -----------
   Total accrued to
     balance sheets             (2,100)           81          5,086      101,844      104,911
                              --------   -----------   -------------   -----------  -----------
   NON-ACCRUABLE ITEMS
     RECORDED ON STATEMENTS
     OF OPERATIONS

   Capital lease termination         -             -              -         (588)        (588)
   Property writeoffs                -             -              -        6,873        6,873
   Inventory related costs           -             -              -        1,242        1,242
   Loss on sale of property          -             -              -        1,640        1,640
   Gain on sale of pharmacy
     scripts                         -             -              -         (870)        (870)
   Closing costs                     -             -              -        5,131        5,131
                              --------   -----------   -------------   -----------  -----------
   Total non-accruable items         -             -              -       13,428       13,428
                              --------   -----------   -------------   -----------  -----------
       Less PV interest         (1,548)      (2,170)           (710)      (1,582)      (6,010)
                              --------   -----------   -------------   -----------  -----------
   TOTAL AMOUNT RECORDED
     ON STATEMENTS OF
     OPERATIONS EXCLUDING
     PV INTEREST                (3,648)      (2,089)          4,376      113,690      112,329
                              --------   -----------   -------------   -----------  -----------
       Less Gain on sale
         of pharmacy
         scripts                    -             -               -          870          870
       Less closing costs           -             -               -       (5,131)      (5,131)
                              --------   -----------   -------------   -----------  -----------
     TOTAL AMOUNT RECORDED
       ON STATEMENTS OF
       CASH FLOWS             $ (3,648)  $   (2,089)   $      4,376    $ 109,429    $ 108,068
                              ========   ==========    =============   ===========  ===========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


                                                Fiscal 2004
                               --------------------------------------------------
                                Project        2001         Farmer
                                 Great        Asset          Jack
                                Renewal    Disposition   Restructuring    Total
                               --------    -----------   -------------  ---------
   BALANCE SHEET ACCRUALS
   PV interest                 $  1,922   $     2,456    $         687      5,065
                               --------   -----------    -------------  ---------
   Total accrued to
     balance sheets               1,922         2,456              687      5,065
                               --------   -----------    -------------  ---------
   Occupancy reversals                -        (4,488)               -     (4,488)
                               --------   -----------    -------------  ---------
   Adjustments to
     balance sheets                   -        (4,488)               -     (4,488)
                               --------   -----------    -------------  ---------

   NON-ACCRUABLE ITEMS
     RECORDED ON STATEMENTS
     OF OPERATIONS

   Property writeoffs                 -         2,659               90      2,749
   Inventory related costs            -             -              291        291
   Closing costs                      -             -              689        689
                               --------   -----------    -------------  ---------
   Total non-accruable items          -         2,659            1,070      3,729
                               --------   -----------    -------------  ---------
       Less PV interest          (1,922)       (2,456)            (687)    (5,065)
                               --------   -----------    -------------  ---------
   TOTAL AMOUNT RECORDED
     ON STATEMENTS OF
     OPERATIONS
     EXCLUDING PV INTEREST            -       (1,829)           1,070        (759)
                               --------   -----------    -------------  ---------
       Less closing costs             -            -             (689)       (689)
                               --------   -----------    -------------  ---------
     TOTAL AMOUNT RECORDED
       ON STATEMENTS OF
       CASH FLOWS              $      -   $   (1,829)    $        381   $  (1,448)
                               ========   ===========    ============   =========


                                                Fiscal 2003
                               --------------------------------------------------
                                Project       2001         Farmer
                                 Great        Asset         Jack
                                Renewal    Disposition   Restructuring    Total
                               --------    -----------   -------------  ---------
   BALANCE SHEET ACCRUALS
   PV interest                 $  2,638   $     2,850  $        56  $   5,544
   Occupancy                          -             -       20,999     20,999
   Severance                          -             -        8,930      8,930
                               --------   -----------  -----------  ---------
   Total accrued to
     balance sheets               2,638         2,850       29,985     35,473
                               --------   -----------  -----------  ---------
   Occupancy reversals                -        (6,778)           -     (6,778)
   Additional occupancy
     accrual                          -           991            -        991
   Additional severance               -         1,613            -      1,613
                               --------   -----------  -----------  ---------
   Adjustments to
     balance sheets                   -        (4,174)           -     (4,174)
                               --------   -----------  -----------  ---------

   NON-ACCRUABLE ITEMS
     RECORDED ON STATEMENTS
     OF OPERATIONS

   Property writeoffs                 -           422        4,129      4,551
   Inventory related costs            -            -         2,244      2,244
   Closing costs                      -            44        1,449      1,493
                               --------   -----------  -----------  ---------
   Total non-accruable items          -           466        7,822      8,288
                               --------   -----------  -----------  ---------
       Less PV interest          (2,638)       (2,850)         (56)    (5,544)
                               --------   -----------  -----------  ---------
   TOTAL AMOUNT RECORDED
     ON STATEMENTS OF
     OPERATIONS
     EXCLUDING PV INTEREST            -        (3,708)      37,751     34,043
                               --------   -----------  -----------  ---------
       Less closing costs             -           (44)      (1,449)    (1,493)
                               --------   -----------  -----------  ---------
     TOTAL AMOUNT RECORDED
       ON STATEMENTS OF
       CASH FLOWS              $      -   $    (3,752) $    36,302  $  32,550
                               ========   ===========  ===========  =========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


PROJECT GREAT RENEWAL

         In May 1998, we initiated an assessment of our business operations in order to identify the factors that were impacting our performance. As a result of this assessment, in fiscal 1998 and 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores (156 in the United States and 10 in Canada) including the exit of the Richmond, Virginia and Atlanta, Georgia markets. As of February 25, 2006, we had closed all stores and facilities related to this phase of the initiative.

         The following table summarizes the activity related to this phase of the initiative over the last three fiscal years:

                                    Occupancy                 Severance and Benefits                    Total
                         ------------------------------   ------------------------------  -------------------------------
                           U.S.      Canada      Total      U.S.      Canada      Total      U.S.      Canada      Total
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 22, 2003 $ 48,788   $    487   $ 49,275   $  2,446   $      -   $  2,446  $  51,234  $     487  $  51,721
     Addition (1)           2,276        372      2,648          -          -          -      2,276        372      2,648
     Utilization (2)      (19,592)      (407)   (19,999)      (289)         -       (289)   (19,881)      (407)   (20,288)
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 28, 2004 $ 31,472   $    452   $ 31,924   $  2,157   $      -   $  2,157  $  33,629  $     452  $  34,081
     Addition (1)           1,902         20      1,922          -          -          -      1,902         20      1,922
     Utilization (2)       (5,410)      (222)    (5,632)      (497)         -       (497)    (5,907)      (222)    (6,129)
                         --------   --------   --------   --------   --------   --------  ---------  ---------- ---------
     Balance at
       February 26, 2005 $ 27,964   $    250   $ 28,214   $  1,660   $      -   $  1,660  $  29,624  $     250  $  29,874
     Addition (1)           1,541          7      1,548          -          -          -      1,541          7      1,548
     Utilization (2)       (5,858)      (167)    (6,025)      (223)         -       (223)    (6,081)      (167)    (6,248)
     Adjustments (3)       (3,648)       (90)    (3,738)         -          -          -     (3,648)       (90)    (3,738)
                         ---------  ---------  ---------  --------   --------   --------  ---------- ---------- ---------
     Balance at
       February 25, 2006 $ 19,999   $      -   $ 19,999   $  1,437   $      -   $  1,437  $  21,436  $       -  $  21,436
                         ========   ========   ========   ========   ========   ========  =========  =========  =========

     (1) The additions to store occupancy of $2.6 million, $1.9 million, and $1.5 million during fiscal 2003, 2004 and 2005, respectively, represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge.
     (2) Occupancy utilization of $20.0 million, $5.6 million, and $6.0 million for fiscal 2003, 2004 and 2005, respectively, represents payments made during those periods for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $0.3 million, $0.5 million, and $0.2 million for fiscal 2003, 2004 and 2005, respectively, represents payments to individuals for severance and benefits, as well as payments to pension funds for early withdrawal from multi-employer union pension plans.
     (3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. We have continued to make favorable progress in marketing and subleasing the closed stores. As a result, during fiscal 2005, we recorded an additional reduction of $3.6 million in occupancy accruals due to subleasing additional closed stores and converting a previously closed store to a store that will open in fiscal 2006. As discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest, we sold our Canadian business and as a result, the Canadian occupancy accruals of $0.1 million are no longer consolidated in our Consolidated Balance Sheet at February 25, 2006.

         We paid $104.4 million of the total occupancy charges from the time of the original charges through February 25, 2006 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $30.1 million of the total net severance charges from the time of the original charges through February 25, 2006, which resulted from the termination of approximately 3,400 employees. The remaining occupancy liability of $20.0 million relates to expected future payments under long term leases and is expected to be paid in full by 2020. The remaining severance liability of $1.4 million primarily relates to expected future payments for early withdrawals from multi-employer union pension plans and will be fully paid out in 2020.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         None of these stores were open during fiscal 2003, fiscal 2004 or fiscal 2005. As such, there was no impact from store operations on the Statements of Consolidated Operations from the 166 stores included in this phase of the initiative.

         At February 25, 2006 and February 26, 2005, approximately $5.1 million and $5.4 million, respectively, of the reserve was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

         Based upon current available information, we evaluated the reserve balances as of February 25, 2006 of $21.4 million for this phase of the asset disposition initiative and have concluded that they are adequate to cover expected future costs. The Company will continue to monitor the status of the vacant properties and adjustments to the reserve balances may be recorded in the future, if necessary.

2001 Asset Disposition

         During the third quarter of fiscal 2001, the Company's Board of Directors approved a plan resulting from our review of the performance and potential of each of the Company's businesses and individual stores. At the conclusion of this review, our Company determined that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) should be closed and/or sold, and certain administrative streamlining should take place. As of February 25, 2006, we had closed all stores and facilities related to this phase of the initiative.

         The following table summarizes the activity related to this phase of the initiative recorded on the Consolidated Balance Sheets over the last three fiscal years:

                                    Occupancy                 Severance and Benefits                    Total
                         ------------------------------   ------------------------------  -------------------------------
                           U.S.      Canada      Total      U.S.      Canada      Total      U.S.      Canada      Total
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 22, 2003 $ 53,502   $    344   $ 53,846   $  3,813   $    481   $  4,294  $  57,315  $     825  $  58,140
     Addition (1)           2,847          3      2,850          -          -          -      2,847          3      2,850
     Utilization (2)       (9,987)      (974)   (10,961)    (2,457)    (1,026)    (3,483)   (12,444)    (2,000)   (14,444)
     Adjustments (3)       (6,778)     1,002     (5,776)       955        603      1,558     (5,823)     1,605     (4,218)
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 28, 2004 $ 39,584   $    375   $ 39,959   $  2,311   $     58   $  2,369  $  41,895  $     433  $  42,328
     Addition (1)           2,449          -      2,449          -          -          -      2,449          -      2,449
     Utilization (2)       (5,646)      (375)    (6,021)    (2,197)       (58)    (2,255)    (7,843)      (433)    (8,276)
     Adjustments (3)       (4,488)         -     (4,488)         -          -          -     (4,488)         -     (4,488)
                         --------   --------   --------   --------   --------   --------  ---------  ---------  ---------
     Balance at
       February 26, 2005 $ 31,899   $      -   $ 31,899   $    114   $      -   $    114  $  32,013  $       -  $  32,013
     Addition (1)           2,170          -      2,170          -          -          -      2,170          -      2,170
     Utilization (2)       (5,262)         -     (5,262)       (97)         -        (97)    (5,359)         -     (5,359)
     Adjustments (3)       (2,089)         -     (2,089)         -          -          -     (2,089)         -     (2,089)
                         --------   --------   --------   --------   --------   --------  ---------- ---------  ---------
     Balance at
       February 25, 2006 $ 26,718   $      -   $ 26,718   $     17   $      -   $     17  $  26,735  $       -  $  26,735
                         ========   ========   ========   ========   ========   ========  =========  =========  =========

(1) The additions to store occupancy of $2.9 million, $2.4 million, and $2.1 million during fiscal 2003, 2004 and 2005, respectively, represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge.
(2) Occupancy utilization of $11.0 million, $6.0 million, and $5.3 million during fiscal 2003, 2004 and 2005, respectively, represent payments made during those periods for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $3.5 million, $2.3 million, and $0.1 million during fiscal 2003, 2004 and 2005, respectively, represent payments made to terminated employees during the period.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(3) At each balance sheet date, we assess the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2003, we recorded net adjustments of $5.8 million related to reversals of previously accrued occupancy costs due to favorable results of subleasing, assigning and terminating leases. We also accrued $1.6 million for additional severance and benefit costs that were unforeseen at the time of the original charge. During fiscal 2004, we recorded adjustments of $4.5 million related to the reversals of previously accrued occupancy costs due to the disposals and subleases of locations at more favorable terms than originally anticipated at the time of the original charge. Finally, during fiscal 2005, we recorded adjustments of $2.1 million related to the reversals of previously accrued occupancy costs due to the favorable result of subleasing one of the closed properties and changes in our original estimate of our future vacancy obligations for closed stores.

         We paid $44.4 million ($41.4 million in the U.S. and $3.0 million in Canada) of the total occupancy charges from the time of the original charges through February 25, 2006 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $28.2 million ($19.2 million in the U.S. and $9.0 million in Canada) of the total net severance charges from the time of the original charges through February 25, 2006, which resulted from the termination of approximately 1,100 employees. The remaining occupancy liability of $26.7 million primarily relates to expected future payments under long term leases through 2022. The remaining severance liability of $0.02 million relates to expected future payments for severance and benefits payments to individual employees and will be fully paid out in 2006.

         At February 25, 2006 and February 26, 2005, approximately $6.6 million and $7.1 million of the reserve, respectively, was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

         None of these stores were open during fiscal 2003, fiscal 2004 or fiscal 2005. As such, there was no impact from store operations on the Statements of Consolidated Operations from the 39 stores that were identified for closure as part of this asset disposition.

         Based upon current available information, we evaluated the reserve balances as of February 25, 2006 of $26.7 million for this phase of the asset disposition initiative and have concluded that they are adequate to cover expected future costs. Our Company will continue to monitor the status of the vacant properties and adjustments to the reserve balances may be recorded in the future, if necessary.

FARMER JACK RESTRUCTURING

         In the fourth quarter of fiscal 2003, we announced an initiative to close 6 stores and convert 13 stores to our Food Basics banner in the Detroit, Michigan and Toledo, Ohio markets. As of February 25, 2006, we had closed all 6 stores and successfully completed the conversions related to this phase of the initiative.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         The following table summarizes the activity to date related to the charges recorded for this initiative all of which were in the U.S. The table does not include property writeoffs as they are not part of any reserves maintained on the balance sheet. It also does not include non-accruable closing costs and inventory related costs since they are expensed as incurred in accordance with generally accepted accounting principles.

                                                  Severance
                                                     and
                                   Occupancy       Benefits            Total
                                 ------------    -------------      ----------
     Original charge (1)         $     20,999    $       8,930      $   29,929
     Addition (1)                          56                -              56
     Utilization (2)                   (1,093)          (4,111)         (5,204)
                                 ------------    -------------      ----------
     Balance at
        February 28, 2004        $     19,962    $       4,819      $   24,781
     Addition (1)                         687                -             687
     Utilization (2)                   (4,747)          (4,813)         (9,560)
                                 ------------    -------------      ----------
     Balance at
       February 26, 2005         $     15,902    $           6      $   15,908
     Addition (1)                         710                -             710
     Utilization (2)                   (2,738)              (6)         (2,744)
     Adjustment (3)                     4,376                -           4,376
                                 ------------    -------------      ----------
     Balance at
        February 25, 2006        $     18,250    $           -      $   18,250
                                 ============    =============      ==========

(1) The original charge to occupancy during fiscal 2003 represents charges related to closures and conversions in the Detroit, Michigan market of $21.0 million. The additions to occupancy during fiscal 2003, fiscal 2004 and fiscal 2005 represent interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. The original charge to severance during fiscal 2003 of $8.9 million related to individual severings as a result of the store closures, as well as a voluntary termination plan initiated in the Detroit, Michigan market.
(2) Occupancy utilization of $1.1 million, $4.7 million and $2.7 million during fiscal 2003, fiscal 2004 and fiscal 2005, respectively, represents payments made for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $4.1 million, $4.8 million and $0.01 million during fiscal 2003, fiscal 2004 and fiscal 2005, respectively, represent payments made to terminated employees during the period.
(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2005, we recorded an increase of $4.4 million in occupancy accruals due to changes in our original estimate of when we would terminate certain leases, obtain sublease rental income related to such leases and changes in our original estimate of our future vacancy obligations for closed stores.

         We paid $8.6 million of the total occupancy charges from the time of the original charge through February 25, 2006 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $8.9 million of the total net severance charges from the time of the original charges through February 25, 2006, which resulted from the termination of approximately 300 employees. The remaining occupancy liability of $18.3 million relates to expected future payments under long term leases and is expected to be paid out in full by 2022. The severance liability has been fully utilized as of February 25, 2006 and no additional future payments for severance and benefits to individual employees will be paid out.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         Included in the Statements of Consolidated Operations for fiscal 2004 and fiscal 2003 are the sales and operating results of the 6 stores that were identified for closure as part of this phase of the initiative. The results of these operations are as follows:

                              Fiscal 2005     Fiscal 2004      Fiscal 2003
                              -----------     -----------      -----------

       Sales                  $         -     $     2,433      $    50,760
                              ===========     ===========      ===========
       Operating loss         $         -     $       (46)     $    (6,476)
                              ===========     ===========      ===========

         At February 25, 2006 and February 26, 2005, approximately $1.6 million and $2.1 million, respectively, of the liability was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

         We have evaluated the liability balance of $18.3 million as of February 25, 2006 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.

CLOSURE OF STORES IN THE MIDWEST

         During the first quarter of fiscal 2005, we announced plans for a major strategic restructuring that would focus future effort and investment on our core operations in the Northeastern United States. Thus, we initiated efforts to close stores in the Midwest. This planned store closure included the closing of a total of 35 stores, all of which have been closed as of February 25, 2006. The remaining business located in the Midwestern United States will continue to operate as part of our core business going forward.

         During fiscal 2005, we recorded charges of $113.7 million related to these closures ($1.2 million in "Cost of merchandise sold," and $112.5 million in "Store operating, general and administrative expense" in our Consolidated Statement of Operations), excluding PV interest.

                                                Fiscal 2005
                                                -----------
         Occupancy related                      $    97,596
         Severance and benefits                       2,666
         Capital lease termination                     (588)
         Property writeoffs                           6,873
         Loss on the sale of fixed assets             1,640
         Sale of pharmacy scripts                      (870)
         Inventory related costs                      1,242
         Nonaccruable closing costs                   5,131
                                                -----------

           Total charges                        $   113,690
                                                ===========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         The following table summarizes the activity to date related to the charges recorded for these store closures. The table does not include property writeoffs as they are not part of any reserves maintained on the balance sheet. It also does not include non-accruable closing costs and inventory related costs since they are expensed as incurred in accordance with generally accepted accounting principles.

                                                 Severance
                                                    and
                               Occupancy          Benefits           Total
                               ------------    -------------      ----------
     Original charge (1)       $     14,766    $       1,337      $   16,103
       Additions (2)                 75,259            1,373          76,632
       Utilization (3)               (9,538)          (2,439)        (11,977)
       Adjustment (4)                 9,153              (44)          9,109
                               ------------    -------------      ----------
     Balance at
        February 25, 2006      $     89,640    $         227      $   89,867
                               ============    =============      ==========


     (1) The original charge to occupancy during fiscal 2005 represents charges related to closures of the first 8 stores in conjunction with our decision to divest our Midwestern business of $14.8 million. The original charge to severance during fiscal 2005 of $1.3 million related to individual severings as a result of these store closures.
     (2) The additions to occupancy during fiscal 2005 represent charges related to the closures of an additional 27 stores in the amount of $73.7 million and interest accretion on future occupancy costs which were recorded at present value at the time of the original charge in the amount of $1.6 million. The additional charge to severance during fiscal 2005 of $1.3 million related to individual severings as a result of these store closures.
     (3) Occupancy utilization of $9.5 million for fiscal 2005 represents payments made for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $2.4 million for fiscal 2005 represents payments made to terminated employees during the period.
(4) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2005, we recorded an increase of $9.2 million in occupancy accruals due to changes in our original estimate of our future vacancy obligations for closed stores. We also recorded a decrease of $0.05 million for the reversal of previously accrued severance and benefits due to changes in individual severings and associated benefit costs.

         We paid $9.5 million of the total occupancy charges from the time of the original charge through February 25, 2006 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $2.4 million of the total net severance charges from the time of the original charges through February 25, 2006, which resulted from the termination of approximately 125 employees. The remaining occupancy liability of $89.6 million relates to expected future payments under long term leases and is expected to be paid out in full by 2021. The remaining severance liability of $0.2 million relates to expected future payments for severance and benefits to individual employees and will be fully paid out in 2006.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         Included in the Statements of Consolidated Operations for fiscal 2005, fiscal 2004 and fiscal 2003 are the sales and operating results of the 35 stores that were closed in the Midwest. The results of these operations are as follows:

                                Fiscal 2005   Fiscal 2004   Fiscal 2003
                              -------------   -----------   -----------

         Sales                $     110,882   $   339,879   $   418,093
                              =============   ===========   ===========
         Operating loss       $     (31,506)  $   (39,884)  $   (36,626)
                              =============   ===========   ===========

         At February 25, 2006, approximately $22.5 million of the liability was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

         We have evaluated the liability balance of $89.8 million as of February 25, 2006 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.


NOTE 9 - INDEBTEDNESS

         Debt consists of the following:


                                                                                      February 25,      February 26,
                                                                                          2006              2005
                                                                                      -----------       -----------
       9.375% Notes, due August 1, 2039                                               $   200,000       $   200,000
       9.125% Senior Notes, due December 15, 2011                                          12,840           216,500
       7.75% Notes, due April 15, 2007                                                     31,905           213,515
       Deferred gain from termination of interest rate swaps                                  599             5,190
       Mortgages and Other Notes, due 2006 through 2018
           (average interest rates at each year end of 8.00%)                               1,540             1,607
       Less unamortized discount on 7.75% Notes                                               (33)             (506)
                                                                                      -----------       -----------
                                                                                          246,851           636,306
       Less current portion of long-term debt                                                (569)           (2,278)
                                                                                      -----------       -----------
       Long-term debt                                                                 $   246,282       $   634,028
                                                                                      ===========       ===========

REVOLVING CREDIT AGREEMENT

         At February 26, 2005, we had a $400 million secured Revolving Credit Agreement ("Revolving Credit Agreement") with a syndicate of lenders enabling us to borrow funds on a revolving basis sufficient to refinance short-term borrowings and provide working capital as needed. The Revolving Credit Agreement was collateralized by inventory, certain accounts receivable and certain pharmacy scripts. Borrowings under the Revolving Credit Agreement bear interest based on LIBOR and Prime interest rate pricing. This agreement was scheduled to expire in December 2007. This facility provided us with greater operating flexibility and provides for increased capital spending. Under the terms of this agreement, should availability fall below $50 million, a borrowing block would have been implemented which provided that no additional borrowings be made unless we were able to maintain a fixed charge coverage ratio of 1.0 to 1.0.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         During fiscal 2005 and due to the sale of our Canadian operations as discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest, our $400 million secured Revolving Credit Agreement was amended, eliminating the Canadian portion of the agreement and reducing the commitments by $65 million. As of the end of the second quarter of fiscal 2005, we had a $335 million Revolving Credit Agreement. During the third quarter of fiscal 2005, the Revolving Credit Agreement was terminated. Concurrently, we entered into a new, cash collateralized, Letter of Credit Agreement that enables us to issue letters of credit up to $200 million. At February 25, 2006, we had $146.3 million in restricted cash, which was held in a money market fund, and can only be used as collateral for our Letter of Credit Agreement. We secured an additional $150 million Credit Agreement ("Revolver") with four lenders enabling us to borrow funds on a revolving basis for working capital loans and letters of credit. The Revolver includes a $100 million accordion feature which gives us the ability to increase commitments from $150 million to $250 million. Effective April 4, 2006, we exercised the accordion option and increased our commitments to $250 million. Under the terms of this agreement, should availability fall below $25.0 million and should cash on hand fall below $50.0 million, a borrowing block will be implemented which provides that no additional loans be made unless we are able to maintain a minimum consolidated EBITDA covenant on a trailing twelve month basis. In the event that availability falls below $25.0 million, cash on hand falls below $50.0 million, and we do not maintain the required minimum EBITDA covenant, unless otherwise waived or amended, the lenders may, at their discretion, declare, in whole or in part, all outstanding obligations immediately due and payable.

         The Revolver is collateralized by inventory, certain accounts receivable and pharmacy scripts. Borrowings under the Revolver bear interest based on LIBOR or Prime interest rate pricing. This agreement expires in November 2010. As of February 25, 2006, there were no loans or letters of credit outstanding under this agreement. As of February 25, 2006, after reducing availability for borrowing base requirements, we had $150.0 million available under the Revolver. Combined with our short-term investments in money market funds and marketable securities of $318.6 million, we had total cash availability of $468.6 million at February 25, 2006.

         Under the Revolver, we are permitted to pay cumulative cash dividends on common shares as well as make bond repurchases which we may do from time to time in the future.

PUBLIC DEBT OBLIGATIONS

         Outstanding notes totaling $244.7 million at February 25, 2006 consisted of $31.9 million of 7.75% Notes due April 15, 2007, $12.8 million of 9.125% Senior Notes due December 15, 2011 and $200 million of 9.375% Notes due August 1, 2039. Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125% and 7.75% Notes. The 7.75% Notes are not redeemable prior to their maturity. The 9.375% notes are now callable at par ($25 per bond) and the 9.125% Notes may be called at a premium to par after December 15, 2006. The 9.375% Notes are unsecured obligations and were issued under the terms of our senior debt securities indenture, which contains among other provisions, covenants restricting the incurrence of secured debt. The 9.375% Notes are effectively subordinate to the Revolver and do not contain cross default provisions. All covenants and restrictions for the 7.75% Notes and the 9.125% Senior Notes have been eliminated in connection with the cash tender offer as discussed below. Our notes are not guaranteed by any of our subsidiaries.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         During fiscal 2005, we repurchased in the open market $14.9 million of our 7.75% Notes due April 15, 2007. The cost of this open market repurchase resulted in a pretax loss due to the early extinguishment of debt of $0.6 million. In accordance with SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections" ("SFAS 145"), this loss has been classified within loss from operations.

         Also in August 2005, our Company commenced a cash tender offer for all of the outstanding principal amount of our 7.75% Notes due April 15, 2007 and 9.125% Senior Notes due December 15, 2011. The tender offer expired on September 7, 2005. On September 8, 2005, our Company purchased pursuant to the tender offer $166.7 million of our $199 million 7.75% Notes due April 15, 2007 and $203.7 million of our $216.5 million 9.125% Senior Notes due December 15, 2011 using $370.4 million of the gross proceeds from the sale of our Canadian operations as discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest. Our Company also paid $28.6 million in tender premiums and other fees and expenses and wrote off approximately $3.9 million of unamortized debt discount and issuance costs related to this tender offer.

         In addition, due to the early extinguishment of a significant portion of the 7.75% Notes due April 15, 2007, we recognized $3.1 million of the deferred gain that resulted from the termination of three interest rate swaps we entered into during fiscal 2002 to effectively convert a portion of our 7.75% Notes due April 15, 2007 from fixed rate debt to floating rate debt. The portion of the deferred gain that was recognized related to the underlying debt instrument that was early extinguished. The remaining portion of the deferred gain will continue to be amortized as an offset to interest expense over the life of the remaining underlying debt instrument and is classified as "Long term debt" in our Consolidated Balance Sheets.

         In accordance with SFAS No. 145, both the tender premiums and other fees and expenses as well as the recognition of the deferred gain are classified within loss from operations and are included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2005.

         During fiscal 2004, we repurchased in the open market $6.0 million of our 7.75% Notes due April 15, 2007. The cost of this open market repurchase resulted in a pretax gain due to the early extinguishment of debt of $0.8 million. In accordance with SFAS No. 145, this gain has been classified within loss from operations.

         During fiscal 2003, we repurchased in the open market $9.8 million of our 7.75% Notes due April 15, 2007 and $14.0 million of our 9.125% Notes due December 15, 2011. These open market repurchases resulted in a net gain due to the early extinguishment of debt of $1.9 million, which has been classified within income from operations in accordance with SFAS 145.

         Under the prior year agreement, the net book value of real estate pledged as collateral for our $400 million Secured Credit Agreement amounted to $16.1 million at February 26, 2005. There is no real estate pledged as collateral under the new Revolver.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



         Although our Company declared and paid a special one-time dividend to our shareholders of record on April 17, 2006 equal to $7.25 per share in April 2006, which was subsequent to our fiscal year end of February 25, 2006, our Company's policy is to not pay dividends. As such, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2006. However, our Company is permitted, under the terms of our Revolver, to pay cash dividends on common shares. Refer to Note 19 - Subsequent Events for further discussion of the dividend declared and paid in April 2006.

         Maturities for the next five fiscal years and thereafter are: 2006 - $0.6 million; 2007 - $32.1 million; 2008 - $0.1 million; 2009 - $0.1 million;
2010 - $0.1 million; 2011 and thereafter - $213.9 million. Interest payments on indebtedness were approximately $48 million for fiscal 2005, $56 million for fiscal 2004 and $63 million for fiscal 2003.


NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The estimated fair values of our financial instruments are as follows:

                                                                 February 25, 2006                  February 26, 2005
                                                          ------------------------------     ------------------------------
                                                            Carrying            Fair           Carrying            Fair
                                                             Amount             Value           Amount             Value
                                                          -------------    -------------     -------------    -------------
       9.375% Notes, due August 1, 2039                     $   200,000      $   200,000       $   200,000      $   190,720
       9.125% Senior Notes, due December 15, 2011                12,840           13,723           216,500          204,593
       7.75% Notes, due April 15, 2007                           32,471           32,065           218,199          214,583
       Mortgages and Other Notes, due 2006
           through 2018                                           1,540            1,540             1,607            1,607
       Derivative - Energy                                            -                -              (197)            (197)
       Derivative - Cardboard Swap                                    -                -                64               64

         Fair value for the public debt securities and cardboard swap derivative is based on quoted market prices. Fair value of our energy derivative is based on estimated market prices on the balance sheet date. As of February 25, 2006 and February 26, 2005, the carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments.


NOTE 11 - LEASE OBLIGATIONS

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED




         The Consolidated Balance Sheets include the following capital leases:

                                                                                        February 25,      February 26,
                                                                                            2006              2005
                                                                                        -----------       -----------
           Property under capital leases                                                $    52,454       $   118,011
           Accumulated amortization                                                         (29,360)          (78,885)
                                                                                        -----------       -----------
              Net property under capital leases                                         $    23,094       $    39,126
                                                                                        ===========       ===========

         During fiscal 2005, we entered into a new capital lease totaling $10 million. These capital lease amounts are non-cash transactions and, accordingly, have been excluded from the Consolidated Statements of Cash Flows. During fiscal 2004 and fiscal 2003, we did not enter into any new capital leases. Interest paid as part of our capital lease obligations was approximately $6.3 million in fiscal 2005, $7.5 million in fiscal 2004 and $8.3 million in fiscal 2003.

         Rent expense for operating leases during the last three fiscal years consisted of the following:

                                                            Fiscal 2005      Fiscal 2004       Fiscal 2003
                                                            -----------      -----------       -----------
           Minimum rentals                                  $   211,779      $   245,503       $   264,227
           Contingent rentals                                     3,732            5,324             5,617
                                                            -----------      -----------       -----------
              Total rent expense                            $   215,511      $   250,827       $   269,844
                                                            ===========      ===========       ===========

         Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 25, 2006 are shown in the table below.

                                                                         Operating Leases
                                         --------------------------------------------------------------------------
                                                                                                            Net
                                                Future Minimum Rental Payments             Future         Future
                                         -------------------------------------------       Minimum        Minimum
                             Capital          Open          Closed                        Sublease        Rental
                             Leases          Stores          Sites          Total          Rentals       Payments
                           -----------   ------------     -----------   ------------    -----------    ------------
Fiscal
2006                       $     5,522   $    182,282     $    47,154   $    229,436    $    26,990    $    202,446
2007                             4,943        180,231          43,803        224,034         24,321         199,713
2008                             4,879        172,481          38,746        211,227         19,422         191,805
2009                             4,667        168,003          36,627        204,630         17,299         187,331
2010                             4,377        158,354          33,075        191,429         14,733         176,696
2011 and thereafter             50,589      1,288,955         228,817      1,517,772         64,094       1,453,678
                           -----------   ------------     -----------   ------------    -----------    ------------
Net minimum rentals             74,977   $  2,150,306     $   428,222   $  2,578,528    $   166,859    $  2,411,669
                                         ============     ===========   ============    ===========    ============
Less interest portion          (40,729)
                           ------------
Present value of future
   minimum rentals         $    34,248
                           ===========

         Included in the future minimum rental payments of closed sites of $428.2 million are amounts that are included in current and non-current liabilities on our Consolidated Balance Sheets. The amounts included in our Consolidated Balance Sheets are estimated net cash flows based on our experience and knowledge of the market in which the closed store is located. Refer to our discussion of Closed Store Reserves in Note 1 - Summary of Significant Accounting Policies.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         During fiscal 2005 and fiscal 2004, we sold 5 and 7 properties, respectively, and simultaneously leased them back from the purchaser. However, due to our Company's continuing involvement with 1 and 5 of these properties, respectively, as (i.) we receive sublease income that is more than 10% of the fair market value of these properties, (ii.) lease contains renewal options that extend beyond the economic useful life of the property, and (iii.) we are obligated to repurchase the properties if certain circumstances occur, the sales did not qualify for sale-leaseback accounting in accordance with SFAS 98, "Accounting for Leases" but rather as long-term real estate liabilities under the provisions of SFAS 66, "Accounting for Sales of Real Estate" ("SFAS 66"). In accordance with SFAS 66, the carrying value of these properties of approximately $9.0 million and $8.9 million remained on our Consolidated Balance Sheets at February 26, 2005 and February 28, 2004, respectively, and no sale was recognized. Instead, the sales price of these properties of $20.8 million and $23.3 million was recorded as a long-term real estate liability with a maturity of 20 years within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 25, 2006 and February 26, 2005, respectively. In addition, all lease payments are being charged to "Interest expense" in our Consolidated Statements of Operations. Of the 1 and 5 properties sold during fiscal 2005 and fiscal 2004, respectively, all were sold for a profit resulting in a gain, after deducting expenses, which has been deferred and will not be recognized until the end of the respective leases when our continuing involvement ceases.

         "Long-term real estate liabilities" on our Consolidated Balance Sheets also include various leases in which our Company received landlord allowances to offset the costs of structural improvements we made to the leased space. As we had paid directly for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements under SFAS 98, "Accounting for Leases" to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and have been amortized over the lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 12 and 25 years and effective annual percentage rates between 4.74% and 44.78%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         The future minimum annual lease payments relating to these leases as well as those leases for properties that we previously owned but did not qualify for sale-leaseback treatment have been included in the table below.

                                                Long-term Real Estate Liabilities
                                          ------------------------------------------
                                                                             Net
                                             Future         Future         Future
                                             Minimum        Minimum        Minimum
                                             Rental        Sublease        Rental
                                            Payments        Rentals       Payments
                                          -----------     -----------    -----------
Fiscal
2006                                      $    34,986     $     4,446    $    30,540
2007                                           35,142           3,804         31,338
2008                                           35,283           3,169         32,114
2009                                           35,500           2,770         32,730
2010                                           35,615           1,923         33,692
2011 and thereafter                           474,509           7,166        467,343
                                          -----------     -----------    -----------
                                              651,035          23,278        627,757
Less interest portion                        (353,582)              -       (353,582)
                                          ------------    -----------    ------------
Present value of future minimum
   rental payments                        $   297,453     $    23,278    $   274,175
                                          ===========     ===========    ===========

         The remaining 4 and 2 properties sold and simultaneously leased them back from the purchaser during fiscal 2005 and fiscal 2004, respectively, had a carrying value of approximately $16.1 million and $8.6 million, respectively. Net proceeds received related to these transactions amounted to approximately $32.6 million and $26.3 million, respectively. These properties were sold for a profit resulting in (i.) a gain that was immediately recognized of $5.1 million and nil, respectively, as we are leasing back more than a minor part but less than substantially all of the property sold in accordance with SFAS 28, "Accounting for Sales with Leasebacks," and (ii.) a deferred gain after deducting expenses of $11.1 million and $17.6 million, respectively, which will be recognized as an offset to rent expense over the remaining life of the leases.

         During fiscal 2005, fiscal 2004, and fiscal 2003, we recognized gains related to all of our sale leaseback transactions of $8.8 million, of which $5.1 million related to recognition of a portion of the gain on sale in the current year as we are leasing back more than a minor part but less than substantially all of the property sold as discussed above, $2.6 million, and $4.7 million, of which $2.3 million related to the deferred gain that was recognized as a result of the sale of the Landover coffee plant, respectively. The remaining deferred gain at February 25, 2006 and February 26, 2005 amounted to $63.5 million and $58.5 million, respectively.


NOTE 12 - INCOME TAXES

         The components of income (loss) from continuing operations before income taxes are as follows:

                                   Fiscal 2005     Fiscal 2004     Fiscal 2003
                                   -----------    -------------    -----------
              United States        $   471,149    $   (224,498)      $(295,000)
              Canada                    48,201          41,017          51,201
                                   -----------    ------------     -----------
                Total              $   519,350    $   (183,481)    $  (243,799)
                                   ===========    ============     ===========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         The (provision for) benefit from income taxes from continuing operations consists of the following:

                                                            Fiscal 2005     Fiscal 2004         Fiscal 2003
                                                            -----------     ------------        -----------
         Current:
         Federal                                            $   (90,448)    $          -        $         -
         Canadian                                               (18,539)           2,603             (3,095)
         State and local                                        (19,238)          (4,500)            (4,239)
         Canadian tax on dividends                                 (702)
                                                            -----------     ------------        -----------
                                                               (128,927)          (1,897)            (7,334)
                                                            -----------     ------------        -----------
         Deferred:
         Federal                                                      -                -             40,058
         Canadian                                                     -            1,369             (8,670)
         State and local                                              -                -              6,520
                                                            -----------     ------------        -----------
                                                                      -            1,369             37,908
                                                            -----------     ------------        -----------

         (Provision for) benefit from income taxes          $  (128,927)    $       (528)       $    30,574
                                                            ============    =============       ===========

         The deferred income tax (provision) benefit resulted primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax regulations, net operating loss ("NOL") carryforwards and, in fiscal 2005, fiscal 2004 and fiscal 2003, the U.S. valuation allowance. In accordance with SFAS 109 "Accounting for Income Taxes", a valuation allowance is created and offset against the net deferred tax asset if, based on existing facts and circumstances, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In future periods, we will continue to record a valuation allowance against net deferred tax assets that are created by U.S. losses. The valuation allowance will be adjusted when and if, in our opinion, significant positive evidence exists which indicates that it is more likely than not that we will be able to realize the U.S. deferred tax asset.

         During fiscal 2005, the U.S. valuation allowance was decreased by $241.8 million.

         In October 2004, the U.S. government passed the "Homeland Investment Act" which allows companies to repatriate cash balances from their controlled foreign subsidiaries at a reduced tax rate. This is achieved by permitting a one time 85% dividends received deduction. As discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest, our Company completed the sale of our Canadian subsidiary to Metro, Inc. during fiscal 2005. As a result of this transaction, our Company repatriated $949.0 million from our foreign subsidiaries, of which $500.0 million is intended to qualify for the 85% dividends received deduction. Until such time as the taxing authorities have affirmed the adequacy of our Company's Domestic Reinvestment Plan, we have recorded a tax provision of $98.1 million for the potential disallowance of the 85% dividend received deduction. This amount was recorded in "(Provision for) benefit from income taxes" in our Consolidated Statements of Operations for fiscal 2005 and in "Other non-current liabilities" in our Consolidated Balance Sheet at February 25, 2006. This amount is subject to adjustment based upon several factors, including our Company's operating results and the availability of foreign tax credits, which were not estimable at February 25, 2006. Our Company intends to complete a foreign tax credit analysis during fiscal 2006.

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

         At February 26, 2005, the undistributed earnings of our foreign subsidiaries amounted to approximately $178.1 million. We had not recorded deferred income taxes on the undistributed earnings of our foreign subsidiaries since at such time our intent was to indefinitely reinvest such earnings. Upon distribution of these earnings in the form of dividends or otherwise, we may be subject to U.S. income taxes and foreign withholding taxes. As a result of the sale of our Canadian operations as discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest, our undistributed earnings of our foreign subsidiaries were reduced to $3.1 million at February 25, 2006.

         The components of net deferred tax assets (liabilities) are as follows:

                                                                           February 25,      February 26,
                                                                                2006             2005
                                                                           -------------     -------------
CURRENT ASSETS:
    Insurance reserves                                                     $      23,096     $      24,152
    Other reserves and accrued benefits                                           53,196            33,362
    Accrued postretirement and postemployment benefits                               756             2,019
    Lease obligations                                                                522               742
    Pension obligations                                                           17,868            17,956
    Miscellaneous                                                                  3,397             1,949
                                                                           -------------     -------------
                                                                                  98,835            80,180
                                                                           -------------     -------------
CURRENT LIABILITIES:
    Inventories                                                                   (9,422)          (13,541)
    Health and welfare                                                              (405)           (6,460)
    Miscellaneous                                                                 (1,657)           (3,591)
                                                                           --------------    -------------
                                                                                 (11,484)          (23,592)
                                                                           --------------    -------------
Valuation allowance                                                              (27,318)          (45,899)
                                                                           --------------    --------------
Deferred income taxes included in prepaid expenses and
    other current assets                                                   $      60,033     $      10,689
                                                                           =============     =============

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


                                                                           February 25,      February 26,
                                                                                2006             2005
                                                                           -------------     -------------
NON-CURRENT ASSETS:
    Alternative minimum tax credits                                        $      32,035     $      31,984
    Other reserves including asset disposition charges                            63,123            69,489
    Lease obligations                                                              4,287             8,129
    NOL carryforwards                                                                  -           283,532
    Insurance reserves                                                            34,319            29,064
    Accrued postretirement and postemployment benefits                            17,445            23,676
    Pension obligations                                                            1,307               850
    Step rents                                                                    24,877            27,634
    State tax                                                                      2,082             7,325
    Miscellaneous                                                                    349             3,460
                                                                           -------------     -------------
                                                                                 179,824           485,143
                                                                           -------------     -------------
NON-CURRENT LIABILITIES:
    Depreciation                                                                (178,920)         (204,547)
    Pension obligations                                                           (9,933)          (28,740)
    Unrealized gain on derivatives                                                     -               (77)
    Miscellaneous                                                                 (1,302)           (1,733)
                                                                           --------------    -------------

                                                                                (190,155)         (235,097)
Valuation allowance                                                              (49,702)         (272,910)
                                                                           --------------    --------------
Net non-current deferred income tax liability
    included in Other non-current liabilities                              $     (60,033)    $     (22,864)
                                                                           ==============    ==============

         As of February 25, 2006 and February 26, 2005, we had NOL carryforwards of nil and $675 million, respectively, from our U.S. operations. As of February 26, 2005, we had NOL carryforwards of approximately $5 million from our Canadian operations.

         Income tax payments, net of income tax refunds for fiscal 2005, 2004 and 2003 were approximately $23.8 million, $12.3 million and $4.2 million, respectively.

         A reconciliation of income taxes from continuing operations at the 35% federal statutory income tax rate for fiscal 2005, 2004 and 2003 to income taxes as reported is as follows:

                                                           Fiscal 2005       Fiscal 2004      Fiscal 2003
                                                        ----------------  ---------------   ---------------
      Income tax (provision) benefit from continuing
           operations computed at federal
           statutory income tax rate                      $    (181,773)      $    64,218     $     85,330
      State and local income taxes, net of
           federal tax benefit                                  (12,505)           (2,925)           1,482
      Tax rate differential relating to Canadian
           operations                                            (2,271)            2,358           (2,282)
      Permanent difference relating to the sale of
           Canadian assets                                     (129,096)                -                -
      Permanent differences                                        (399)             (527)            (440)
      Permanent difference relating to purchase
           of Canadian franchisees                                    -            (8,590)               -
      Change in estimate of balance sheet items                       -            16,265                -
      U.S. valuation allowance                                  197,117           (71,327)         (53,516)
                                                          -------------       ------------    -------------
         Income tax (provision) benefit, as reported      $    (128,927)      $      (528)    $     30,574
                                                          ==============      ============    ============

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         For fiscal 2005, our effective income tax rate of 24.8% changed from the effective income tax rate of 0.3% for fiscal 2004. For fiscal 2004, our effective income tax rate benefit of 0.3% changed from the effective income tax rate provision of (12.5%) in fiscal 2003. Refer to table below:

                              Fiscal 2005                        Fiscal 2004                        Fiscal 2003
                  ---------------------------------  ---------------------------------  ---------------------------------
                                       Effective      Tax (Provision)     Effective        Tax Benefit        Effective
                   Tax (Provision)     Tax Rate           Benefit         Tax Rate         (Provision)        Tax Rate
                  ----------------  ---------------  ----------------  ---------------  ----------------  ---------------
United States     $    (110,388)          21.3%      $      (4,500)            2.5%     $      42,339           (17.3%)
Canada                  (18,539)           3.5%              3,972            (2.2%)          (11,765)            4.8%
                  --------------    ---------------  ----------------  ---------------  ----------------  ---------------
                  $    (128,927)          24.8%      $        (528)            0.3%     $      30,574           (12.5%)
                  ==============    ===============  ================  =================================  ===============


Fiscal 2005 as compared to Fiscal 2004

         The change in our effective tax rate was primarily due to the tax provisions we recorded in the U.S. in connection with (i.) our Company's Domestic Reinvestment Plan as discussed above and (ii.) the sale of our Canadian operations that occurred during fiscal 2005.

Fiscal 2004 as compared to Fiscal 2003

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


NOTE 13 - RETIREMENT PLANS AND BENEFITS

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

         The components of net pension cost (income) were as follows:

                                                              2005                      2004                       2003
                                                     ----------------------     ---------------------     ---------------------
                                                        U.S.       Canada         U.S.       Canada         U.S.      Canada
                                                     ---------   ----------     --------    ---------     ---------   ---------
         Service cost                                $   5,998   $    4,576     $  5,671    $  8,861      $   3,276   $   6,954
         Interest cost                                  11,887        6,519       12,016      13,192          9,138      11,783
         Expected return on plan assets                (13,423)      (8,369)     (13,861)    (16,996)       (10,337)    (15,138)
         Amortization of unrecognized
             net asset                                       -            -          (12)          -            (13)       (442)
         Amortization of unrecognized
             net prior service cost                       (294)         286           95         560            147         335
         Amortization of unrecognized net
             actuarial loss (gain)                          58          900         (131)      1,928            (74)        584
         Curtailments and settlements                        -            -           70           -         (1,696)          -
         Special termination benefits                      936            -            -           -              -           -
         Administrative expenses and other *                 -          138        2,373         278              -         253
                                                     ---------   ----------     --------    --------      ---------   ---------
             Net pension cost (income)               $   5,162   $    4,050        6,221    $  7,823      $     441   $   4,329
                                                     =========   ==========     ========    ========      =========   =========

         Our U.S. and Canadian defined benefit pension plans use December 31 as their measurement date. The following tables set forth the change in benefit obligations, the change in plan assets, and the accumulated benefit obligation for fiscal 2005 and 2004 for our defined benefit plans:

                                                                              2005                          2004
                                                                 ---------------------------    ---------------------------
         CHANGE IN BENEFIT OBLIGATION                                 U.S.        Canada             U.S.         Canada
         ----------------------------                             -----------   ----------       -----------   -----------
         Benefit obligation - beginning of year                   $  213,051            -        $   147,617   $   213,931
         Service cost                                                  5,998            -              5,671         8,861
         Interest cost                                                11,887            -             12,016        13,192
         Actuarial (gain) loss                                        (3,746)           -              5,460         4,821
         Benefits paid                                               (17,055)           -            (17,764)      (12,079)
         Amendments                                                    1,160            -                  -         3,731
         Special termination benefits                                    936            -                  -             -
         Other *                                                           -            -             60,051             -
         Effect of exchange rate                                           -            -                  -        17,289
                                                                  ----------    ---------        -----------   -----------
             Benefit obligation - end of year                     $  212,231    $       -        $   213,051   $   249,746
                                                                  ==========    =========        ===========   ===========


         CHANGE IN PLAN ASSETS
         Plan assets at fair value - beginning of year            $  205,644            -        $   148,567   $   228,797
         Actual return on plan assets                                  4,160            -             12,770        25,985
         Company contributions                                         4,358            -              4,846         3,699
         Benefits paid                                               (17,055)           -            (17,764)      (12,079)
         Settlements                                                       -            -                  -             -
         Other *                                                           -            -             57,225             -
         Effect of exchange rate                                           -            -                  -        18,409
                                                                  ----------    ---------        -----------   -----------
             Plan assets at fair value - end of year              $  197,107    $       -        $   205,644   $   264,811
                                                                  ==========    =========        ===========   ===========

         ACCUMULATED BENEFIT OBLIGATION                           $  209,793    $       -        $   211,045   $   240,358
         ------------------------------                           ==========    =========        ===========   ===========

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

         Plans with accumulated benefit obligation in excess of plan assets consisted of the following and only relate to U.S. plans:

                                                                                2005             2004
                                                                           -------------     -------------
         Accumulated benefit obligation                                       $   93,401        $   92,524
         Projected benefit obligation                                         $   93,529        $   92,716
         Plan assets at fair value                                            $   61,507        $   60,544

         Amounts recognized on our Consolidated Balance Sheets consisted of the following:

                                                                              2005                          2004
                                                                 ---------------------------    ---------------------------
                                                                      U.S.        Canada             U.S.         Canada
                                                                  -----------   ----------       -----------   -----------
         Plan assets (less than) in excess of projected
             benefit obligation                                   $  (15,124)   $       -        $    (7,407)  $    15,065
         Unrecognized net transition asset                                 -            -                  -             -
         Unrecognized prior service cost                               1,689            -                237         4,793
         Unrecognized net actuarial (gain) loss                       (1,635)           -             (7,094)       34,996
                                                                  ----------    ---------        -----------   -----------
             Total recognized on the Consolidated
                  Balance Sheets                                  $  (15,070)   $       -        $   (14,264)  $    54,854
                                                                  ==========    =========        ===========   ===========

         Prepaid benefit cost                                     $   23,668    $       -        $    21,480   $    54,854
         Accrued benefit liability                                   (44,518)           -            (42,144)            -
         Intangible asset                                                874            -                  -             -
         Accumulated other comprehensive income                        4,906            -              6,400             -
                                                                  -----------   ---------        -----------   -----------
             Total recognized on the Consolidated
                Balance Sheets                                    $  (15,070)   $       -        $   (14,264)  $    54,854
                                                                  ==========    =========        ============  ===========

         The prepaid pension asset is included in "Other assets" on the Consolidated Balance Sheets while the pension liability is included in "Accrued salaries, wages and benefits" and "Other non-current liabilities".

         At February 25, 2006 and February 26, 2005, our additional minimum pension liability for our defined benefit plans exceeded the aggregate of the unrecognized prior service costs and the net transition obligation. Accordingly, stockholders' equity was increased by $1.5 million and reduced by $3.2 million, respectively.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year:

                                                 2005                         2004                        2003
                                        -----------------------      -----------------------     -----------------------
                                          U.S.         Canada          U.S.        Canada          U.S.         Canada
                                        ---------   -----------      --------    -----------     ---------   -----------
Weighted average discount
     rate                                5.50%             -           5.75%        5.75%         6.00%        6.00%

Weighted average rate of
     compensation increase               2.50%             -           2.75%        3.50%         3.00%        3.50%

Expected long-term rate of
     return on plan assets               6.50%             -           6.75%        7.50%         7.00%        7.50%


         The expected long-term rate of return on plan assets for fiscal 2006 is 6.50% for the US and represents the weighted average of expected returns for each asset category. We determine our expected long-term rate of return based on historical performance, adjusted for current trends.

         Our defined benefit pension plan weighted average asset allocations by asset category were as follows:

                                                                              Actual Allocation at December 31,
                                                Target                        2005                        2004
                                                                     -----------------------     -----------------------
                                              Allocation               U.S.        Canada          U.S.         Canada
                                        -----------------------      --------    -----------     ---------   -----------
             Equities                          50 - 60%                 61%           -              62%          61%
             Bonds                             30 - 40%                 28%           -              31%          36%
             Cash                               5 - 10%                 11%           -               7%           3%
                                                                     --------    -----------     ---------   -----------
                 Total                                                 100%           -             100%         100%
                                                                     ========    ===========     =========   ===========

         Our defined benefit pension plan has target asset allocation ranges of 30% - 60% for equity and fixed income securities. The Plan's assets are held in trust funds and are actively managed by external fund managers. Equity security investments consist of a broad range of publicly traded securities, ranging from small to large capitalization stocks and are diversified in both growth and value orientated strategies as well as diverse industry sectors. Fixed income securities consist of a broad range of investments including U.S. government securities, corporate debt securities, mortgages and other asset backed obligations. The Plan does not allow for direct investments in the publicly traded securities of our Company and investments in derivatives for speculative purposes.

         Estimated future defined benefit payments expected to be paid from the U.S. plan is as follows:

           2006                         $  12,972
           2007                            13,535
           2008                            14,233
           2009                            13,217
           2010                            13,563
           Years 2011 - 2015               69,850

         We also expect to contribute $5.2 million in cash to our defined benefit pension plans in fiscal 2006.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


DEFINED CONTRIBUTION PLANS
         We maintain a defined contribution retirement plan to which we contribute an amount equal to 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. We contribute to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in our contributions after 5 years of service. Our contributions charged to operations for both plans were approximately $9.3 million, $10.5 million and $11.8 million in fiscal years 2005, 2004 and 2003, respectively.

MULTI-EMPLOYER UNION PENSION PLANS
         We participate in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by our other pension plans. The pension expense for these plans approximated $37.8 million, $44.4 million and $43.2 million in fiscal 2005, 2004 and 2003, respectively. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans, which benefits could be significant and material for our Company. As of the balance sheet date, we have not established any liabilities for future withdrawals because such withdrawals from these plans are not probable and the amount cannot be estimated.

POSTRETIREMENT BENEFITS
         We provide postretirement health care and life insurance benefits to certain union and non-union employees. We recognize the cost of providing postretirement benefits during employees' active service periods. We use a December 31 measurement date for both our U.S. and Canadian postretirement benefits.

         The components of net postretirement benefits (income) cost are as follows:

                                                                                   52 Weeks Ended
                                                                 ----------------------------------------------------
                                                                   December 31,    December 31,     December 31,
         U.S. PLANS                                                    2005             2004              2003
         ----------                                              ----------------- ---------------- -----------------
         Service cost                                                 $      338      $       286       $       240
         Interest cost                                                     1,198            1,194             1,316
         Prior service cost                                               (1,347)          (1,347)          (1,347)
         Amortization of gain                                               (278)            (413)             (367)
                                                                      -----------     -----------       -----------
             Net postretirement benefits (income) cost                $      (89)     $      (280)      $      (158)
                                                                      ===========     ============      ============

                                                                                   52 Weeks Ended
                                                                 ----------------------------------------------------
                                                                   December 31,    December 31,     December 31,
         CANADIAN PLANS                                                2005             2004              2003
         --------------                                          ----------------- ---------------- -----------------
         Service cost                                                 $       75      $       152       $       330
         Interest cost                                                       270              529               935
         Prior service cost                                                 (148)          (3,714)             (387)
         Amortization of loss                                                118              216               327
                                                                      ----------      -----------       -----------
             Net postretirement benefits cost (income)                $      315      $    (2,817)      $     1,205
                                                                      ==========      ============      ===========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         The unfunded status of the plans is as follows:

                                                             December 31, 2005            December 31, 2004
                                                       ---------------------------  ----------------------------
                                                           U.S.         Canada          U.S.           Canada
                                                       -----------   -------------  -------------  -------------
         Unfunded accumulated benefit
             obligation at beginning of year           $    21,668   $           -  $      22,021  $      10,986
         Service cost                                          338               -            286            152
         Interest cost                                       1,198               -          1,194            529
         Plan amendment                                          -               -              -           (792)
         Benefits paid                                      (1,655)              -         (1,635)          (308)
         Actuarial loss (gain)                                 503               -           (198)        (1,756)
         Foreign exchange                                        -               -              -            773
                                                       -----------   -------------  -------------  -------------
         Accumulated benefit obligation
             at end of year                                 22,052               -         21,668          9,584
         Unrecognized net gain (loss) from
             experience differences                          6,470               -          6,205         (4,023)
         Unrecognized prior service cost                     5,424               -          7,817          3,652
                                                       -----------   -------------  -------------  -------------
         Accrued postretirement benefit
             costs at end of year                      $    33,946   $           -  $      35,690  $       9,213
                                                       ===========   =============  =============  =============

         Assumed discount rate                               5.50%               -          5.75%          5.75%
                                                       ===========   =============  =============  =============

         The assumed rate of future increase in health care benefit cost for fiscal 2006 was 6.75% - 11.00% and is expected to decline to 5.0% by the year 2018 and remain at that level thereafter. For the U.S. plan, the effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of service and interest cost would either be an increase or decrease of $0.1 million, while the accumulated postretirement benefit obligation would either increase by $1.3 million or decrease by $1.2 million.

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

         Estimated future postretirement benefit payments expected to be paid in the U.S. are as follows:

                   2006                     $  1,499
                   2007                        1,528
                   2008                        1,528
                   2009                        1,607
                   2010                        1,614
                   Years 2011 - 2015           8,811

POSTEMPLOYMENT BENEFITS
         We accrue costs for pre-retirement, postemployment benefits provided to former or inactive employees and recognize an obligation for these benefits. The costs of these benefits have been included in operations for each of the three fiscal years ending February 25, 2006. As of February 25, 2006 and February 26, 2005, we had a liability reflected on the Consolidated Balance Sheets of $10.5 million and $28.7 million, respectively, related to such benefits.


NOTE 14 - STOCK BASED COMPENSATION

         In December 2004, the FASB issued FAS 123R. FAS 123R is a revision of FAS No. 123, as amended, "Accounting for Stock-Based Compensation" ("FAS 123") and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." FAS 123R eliminates the alternative to use the intrinsic value method of accounting that was provided in FAS 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees. FAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. FAS 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees.

         On February 27, 2005 (the first day of our fiscal 2005 fiscal year), our Company adopted FAS 123R. While the provisions of FAS 123R are not required to be effective until the first annual reporting period that begins after June 15, 2005, we elected to adopt FAS 123R before the required effective date. Our Company adopted FAS 123R using a modified prospective application, as permitted under FAS 123R. Accordingly, prior period amounts have not been restated. Under this application, we are required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         Prior to the adoption of FAS 123R, we applied APB 25 to account for our stock-based awards. Under APB 25, we generally only recorded stock-based compensation expense for our performance stock options issued under our 1998 Long Term Incentive and Share Award Plan and common stock issued under our 2004 Non-Employee Director Compensation Plan. Under the provisions of APB 25, we were not required to recognize compensation expense for the cost of stock options. Beginning with our fiscal 2005 year, with the adoption of FAS 123R, we recorded stock-based compensation expense for the cost of stock options.

         The following table details the effect on net income and earnings per share had stock-based compensation expense been recorded for each quarter of fiscal 2004 based on the fair value method under FAS 123R. Net loss for the year ended February 26, 2005 would have been $2.6 million higher, at $190.7 million, had share-based compensation expense been accounted for under SFAS 123R, and net loss per basic & diluted share for the year ended February 26, 2005 would have been $4.94 under FAS 123R, rather than $4.88.

                                                                       Quarter Ended                                Year Ended
                                            -------------------------------------------------------------------    -------------
                                            June 19, 2004    Sept. 11, 2004    Dec. 4, 2004      Feb. 26, 2005     Feb. 26, 2005
                                            --------------   --------------    -------------     -------------     -------------
     Net loss, as reported                  $   (42,846)      $   (64,202)      $  (75,343)      $    (5,707)      $  (188,098)
     Add:  Share-based compensation
       expense included in net loss under
       APB 25, net of tax                             -                 -                -             1,617             1,617
     Deduct:  Net impact of SFAS 123R,
       net of tax                                (1,287)             (858)            (836)           (1,199)           (4,180)
                                            --------------    -------------     -------------    -------------     -------------
     Pro-forma net loss                     $   (44,133)      $   (65,060)      $  (76,179)      $    (5,289)      $  (190,661)
                                            ==============    =============     =============    =============     =============

     Net loss per common share:
       Basic & diluted, as reported         $     (1.11)      $     (1.67)      $    (1.96)       $    (0.15)       $    (4.88)
       Basic & diluted, pro-forma           $     (1.15)      $     (1.69)      $    (1.98)       $    (0.14)       $    (4.94)


         Similarly, net loss for the year ended February 28, 2004 would have been $6.4 million higher, at $163.3 million, had share-based compensation expense been accounted for under SFAS 123R, and net loss per basic & diluted share for the year ended February 28, 2004 would have been $4.24 under FAS 123R, rather than $4.08.

         During fiscal 2005, compensation expense related to share-based incentive plans was $9.0 million after tax compared to nil during fiscal 2004 and fiscal 2003. Included in share-based compensation expense recorded during fiscal 2005 was $2.5 million related to expensing of stock options, $4.8 million relating to expensing of restricted stock, $1.1 million relating to the immediate vesting of certain stock options, and $0.6 million relating to expensing of common stock to be granted to our Board of Directors at the Annual Meeting of Stockholders. There was no effect on the Consolidated Statement of Cash Flows from the adoption of FAS 123R as we adopted FAS 123R using the modified prospective application and did not grant any new stock options during fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         At February 25, 2006, we had two stock-based compensation plans. The general terms of each plan, the method of estimating fair value for each plan and fiscal 2005 activity is reported below.

I. The 1998 Long Term Incentive and Share Award Plan: This plan provides for the granting of 8,000,000 shares in the form of options, SAR's, performance units or stock awards to our Company's officers and key employees. Options and SAR's issued under this plan vest 25% on each anniversary date of issuance over a four year period. Performance restricted stock units issued under this plan are earned based on our Company achieving in Fiscal 2007 a profit after taxes, after adjusting for specific matters which our Company considers to be of a non-operating nature, with an outlook for continued, sustainable profitability on the same basis. The shares will vest 50% based on achievement of a net profit in fiscal 2007 and 50% based on achievement of a net profit in fiscal 2008. However, if our Company achieves profitability in fiscal 2006, the shares will be earned and vesting will commence in fiscal 2006 in one-third increments, based on achievement of profitability in each year and the outlook for continued, sustainable profitability.

     The stock option awards under The 1998 Long Term Incentive and Share Award Plan are granted at the fair market value of the Company's common stock at the date of grant. Fair value calculated under SFAS 123 is used to recognize expense upon adoption of SFAS 123R. Fair values for each grant were estimated using a Black-Scholes valuation model which utilized assumptions as detailed in the following table for expected life based upon historical option exercise patterns, historical volatility for a period equal to the stock option's expected life, and risk-free rate based on the U.S. Treasury constant maturities in effect at the time of grant. During fiscal 2005, our Company did not grant any stock options under this plan. The following assumptions were in place during fiscal 2004 and fiscal 2003:

                                               Fiscal 2004       Fiscal 2003
                                              -------------     -------------

          Expected life                          7 years           7 years
          Volatility                               54%               51%
          Risk-free interest rate range       3.17% - 4.51%     2.71% - 4.01%

     The SAR awards under The 1998 Long Term Incentive and Share Award Plan were granted at the fair market value of the Company's common stock at the date of grant.

     Performance restricted stock units issued under The 1998 Long Term Incentive and Share Award Plan are granted at the fair market value of the Company's common stock at the date of grant, adjusted by an estimated forfeiture rate.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


     Stock options
     The following is a summary of the stock option activity during fiscal 2003, fiscal 2004, and fiscal 2005:

                                                                                               Weighted
                                                                              Weighted          Average
                                                                               Average         Remaining       Aggregate
                                                                              Exercise        Contractual      Intrinsic
                                                             Shares             Price        Term (years)        Value
                                                          -------------    -------------     ------------     -----------
         Outstanding at February 22, 2003                     5,000,503    $    16.75
             Granted                                          1,111,975          4.99
             Canceled or expired                               (750,555)        17.08
             Exercised                                           (3,099)         6.71
                                                          -------------    ----------
         Outstanding at February 28, 2004                     5,358,824         14.24
             Granted                                             74,000          7.67
             Canceled or expired                               (750,372)        13.83
             Exercised                                         (218,318)         7.32
                                                          -------------    ----------
         Outstanding at February 26, 2005                     4,464,134         14.53
             Granted                                                  -          -
             Canceled or expired                               (551,064)        17.04
             Exercised                                       (2,378,685)        10.92
                                                          -------------    ----------
         Outstanding at February 25, 2006                     1,534,385    $    19.24                  4.7    $    20,179
                                                          =============    ==========        =============    ===========

         Exercisable at:
             February 25, 2006                                1,240,118    $    21.74                  4.1    $    13,207
                                                                                             =============    ===========

         Nonvested at:
             February 25, 2006                                  294,267    $     8.70                  7.0    $     6,791
                                                                                             =============    ===========

                  The total intrinsic value of options exercised during fiscal 2005 was $51.0 million.

                  As of February 25, 2006, approximately $1.1 million, after tax, of total unrecognized compensation expense related to unvested stock option awards will be recognized over a weighted average period of 0.8 year.

                  The amount of cash received from the exercise of stock options was approximately $26.1 million. There was no related tax benefit recorded during fiscal 2005 as we adopted FAS 123R using the modified prospective application and did not grant any new stock options during fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     SAR's
     The following is a summary of the SAR's activity during fiscal 2005:

                                                                              Weighted
                                                                               Average
                                                                              Exercise
                                                                Shares          Price
                                                          -------------    -------------
         Outstanding at February 22, 2003                       131,875    $    25.61
             Granted                                                  -          -
             Canceled or expired                               (119,375)        24.98
             Exercised                                                -          -
                                                          -------------    -------------
         Outstanding at February 28, 2004                        12,500         31.63
             Granted                                                  -          -
             Canceled or expired                                      -          -
             Exercised                                                -          -
                                                          -------------    -------------
         Outstanding at February 26, 2005                        12,500    $    31.63
             Granted                                                  -          -
             Canceled or expired                                (12,500)        31.63
             Exercised                                                -          -
                                                          -------------    -------------
         Outstanding at February 25, 2006                             -    $     -
                                                          =============    =============

     Performance Restricted Stock Units
     During fiscal 2005, our Company granted 1,865,000 shares of performance restricted stock units to selected employees, respectively, for a total grant date fair value of $24.9 million. Approximately $14.0 million of unrecognized fair value compensation expense relating to these performance restricted stock units is expected to be recognized through fiscal 2008 based on estimates of attaining vesting criteria.

     The following is a summary of the performance restricted stock units activity during fiscal 2005:

                                                                     Weighted
                                                                      Average
                                                                    Grant Date
                                                    Shares          Fair Value
                                                 -------------    -------------
         Nonvested at February 26, 2005                      -    $     -
             Granted                                 1,865,000         13.36
             Canceled or expired                      (562,500)        11.12
             Exercised                                       -          -
                                                 -------------    -------------
         Nonvested at February 25, 2006              1,302,500    $    14.32
                                                 =============    =============


II. 2004 Non-Employee Director Compensation Plan: This plan provides for the annual grant of Company common stock equivalent to $45 to members of our Board of Directors. The $45 grant of common stock shall be made on the first business day following the Annual Meeting of Stockholders held in July of each year. The number of shares of our Company's $1.00 common stock granted annually to each non-employee Director will be based on the closing price of the common stock on the New York Stock Exchange, as reported in the Wall Street Journal on the date of grant. Only whole shares will be granted; any remaining amounts will be paid in cash as promptly as practicable following the date of grant. This plan replaced The 1994 Stock Option Plan for the Board of Directors which provided for the granting of 100,000 stock options at the fair value of our common stock at the date of grant to members of our Board of Directors. One-third of the options granted under The 1994 Stock Option Plan for the Board of Directors on a given date vested on each anniversary date of issuance over a 3 year period.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 15 - OPERATING SEGMENTS

         Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our President and Chief Executive Officer.

         During fiscal 2005, we operated in three reportable segments: United States, Canada, and our investment in Metro, Inc. Our United States and Canadian segments are comprised of retail supermarkets. Our equity investment represents our economic interest in Metro, Inc. and is required to be reported as an operating segment in accordance with SFAS 131, "Disclosure about Segments of an Enterprise and Related Information" as our investment is greater than 10% of our Company's combined assets of all operating segments and we have significant influence over substantive operating decisions through our membership on Metro, Inc.'s Board of Directors and its committees and information technology services agreement. The accounting policies for these segments are the same as those described in the summary of significant accounting policies included in our Fiscal 2005 Annual Report. We measure segment performance based upon income
(loss) from operations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         Information on segments is as follows:

OPERATING DATA                                                Fiscal 2005         Fiscal 2004         Fiscal 2003
--------------                                             -----------------  ------------------  ------------------
Sales
     United States                                          $     7,016,468     $     7,317,591    $      7,530,825
     Canada *                                                     1,723,879           3,537,320           3,368,483
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     8,740,347     $    10,854,911    $     10,899,308
                                                            ===============     ===============    ================

Sales by category
     Grocery (1)                                            $     5,803,118     $     7,154,136    $      7,290,432
     Meat (2)                                                     1,771,511           2,266,776           2,212,653
     Produce (3)                                                  1,156,537           1,433,999           1,396,223
     Other (4)                                                        9,181                   -
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     8,740,347     $    10,854,911    $     10,899,308
                                                            ===============     ===============    ================

(1) The grocery category includes grocery, frozen foods, dairy, general merchandise/health and beauty aids, liquor, pharmacy and fuel.
(2)      The meat category includes meat, deli, bakery and seafood.
(3)      The produce category includes produce and floral.
(4) Other includes sales from an information technology services agreement with Metro, Inc. Refer to Note 16 - Related Party Transactions for further discussion.


Depreciation and amortization
     United States                                          $       196,387     $       201,987    $        217,137
     Canada *                                                        10,942              66,118              57,798
                                                            ---------------     ---------------    ----------------
         Total Segments                                             207,329             268,105             274,935
              Add: Discontinued Operations                                -                   -               1,610
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       207,329     $       268,105    $        276,545
                                                            ===============     ===============    ================

Loss from operations **
     United States                                          $      (377,882)    $      (129,243)   $       (207,957)
     Canada *                                                        57,224              56,321              65,116
                                                            ---------------     ---------------    ----------------
         Total Company                                      $      (320,658)    $       (72,922)   $       (142,841)
                                                            ================    ================   ================

Interest expense
     United States                                          $       (83,886)    $       (96,986)   $        (87,359)
     Canada *                                                        (8,362)            (17,121)            (15,739)
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       (92,248)    $      (114,107)   $       (103,098)
                                                            ================    ===============    ================

Interest income
     United States                                          $        12,987     $         1,731    $            316
     Canada *                                                           470               1,045               1,966
                                                            ---------------     ---------------    ----------------
         Total Company                                      $        13,457     $         2,776    $          2,282
                                                            ===============     ===============    ================

Income (loss) from continuing operations
   before income taxes **
     United States                                          $       463,348     $      (224,498)   $       (295,000)
     Canada *                                                        48,201              41,017              51,201
     Equity investment in Metro, Inc.                                 7,801                   -                   -
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       519,350     $      (183,481)   $       (243,799)
                                                            ===============     ===============    ================

* As discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest, we sold our Canadian operations during fiscal 2005; thus, we have included the operating results of our Canadian subsidiary through the date of the sale.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


** (Loss) income from operations and (loss) income from continuing operations before income taxes for fiscal 2004 and fiscal 2003 exclude U.S. charges to Canada of $70.7 million and $24.1 million, respectively, which are not considered for management reporting.

                                                              February 25,        February 26,        February 28,
FINANCIAL POSITION DATA                                           2006                2005                2004
-----------------------                                    -----------------  ------------------  ------------------
Capital expenditures
     United States                                          $       143,849     $       125,755    $         88,161
     Canada                                                          47,201              90,387              72,790
                                                            ---------------     ---------------    ----------------
         Total Company                                      $       191,050     $       216,142    $        160,951
                                                            ===============     ===============    ================


Total assets
     United States                                          $     2,160,109     $     1,958,566    $      2,099,290
     Canada                                                               -             843,402             803,556
     Equity investment in Metro, Inc.                               338,756                   -                   -
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     2,498,865     $     2,801,968    $      2,902,846
                                                            ===============     ===============    ================

Long-lived assets
     United States                                          $       875,140     $     1,016,434    $      1,138,811
     Canada                                                               -             466,273             402,921
                                                            ---------------     ---------------    ----------------
         Total Segments                                     $       875,140     $     1,482,707    $      1,541,732
              Less: Canadian goodwill and other
                  intangible assets included in
                  "Other assets"                                          -              (6,133)             (5,942)
                                                            ---------------     ---------------    ----------------
                      Property owned - net                  $       875,140     $     1,476,574    $      1,535,790
                                                            ===============     ===============    ================


NOTE 16 - RELATED PARTY TRANSACTIONS

         At the close of business on August 13, 2005, our Company completed the sale of our Canadian business to Metro, Inc., a supermarket and pharmacy operator in the Provinces of Quebec and Ontario, Canada, for $1.5 billion in cash, stock and certain debt that was assumed by Metro, Inc. We use the equity method of accounting to account for our investment in Metro, Inc. on the basis that we have significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and information technology services agreement; refer to Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest for further discussion.

         Simultaneously with the sale, we entered into an Information Technology Transition Services Agreement with Metro, Inc., where our Company will provide certain information technology and other services, to Metro, Inc. for a period of 2 years from the date of sale with the potential to extend the agreement for two additional six month renewal periods. This agreement provides for Metro, Inc. to pay our Company a fee of C$20 million (U.S. $16.7 million) per year. Accordingly, we have recorded $9.2 million in "Sales" in our Consolidated Statements of Operations for fiscal 2005.

         Metro, Inc. also leases a shopping center in Toronto, Ontario, Canada from our Company. The lease commenced at the time of the sale and expires on October 4, 2015. It includes four 5 year renewal options. The base annual rent is C$0.8 million (U.S. $0.7 million).

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


         A&P Properties Limited, a former subsidiary of our Company, leased a store in Windsor, Ontario, Canada from Tenga Capital Corporation, which is owned by Erivan and Helga Haub. Erivan Haub is the father of Christian W. E. Haub, our Executive Chairman, and is a general partner, together with Tengelmann Verwaltungs- und Beteiligungs GmbH, Karl-Erivan W. Haub and Christian W. E. Haub of Tengelmann, which owns a controlling interest of our common stock. Helga Haub is the mother of Christian W. E. Haub and is a member of our Board of Directors. The lease, which commenced in 1983 and expires on October 31, 2013, includes four 5-year renewal options. The base annual rental was C$0.5 million (U.S. $0.4 million) until October 31, 2003, when it decreased to C$0.4 million (U.S. $0.3 million). As a result of the sale of our Canadian operations as discussed above, we no longer lease this store from Tenga Capital Corporation. Through the date of its sale, we paid $0.2 million to Tenga Capital Corporation for this lease during fiscal 2005.

         Prior to fiscal 2003, we were a party to agreements granting Tengelmann and its affiliates the exclusive right to use the "A&P(R)" and "Master Choice(R)" trademarks in certain European countries pursuant to which we received $0.1 million during fiscal 2002, which is the maximum annual royalty fee under such agreements. Beginning in fiscal 2003, all such material agreements were canceled. Royalties for use of our trademarks in Germany were paid at the commencement of that license in 1979. We are also a party to agreements under which we purchased from Wissoll, which was formerly an affiliate of Tengelmann, approximately $0.3 million worth of the Black Forest line and Master Choice(R) candy during fiscal 2003. There were no such purchases during fiscal 2004 or fiscal 2005.

         During fiscal 2003, we entered into a three year agreement with OBI International Development and Service GMBH ("OBI International"), a subsidiary of Tengelmann, to purchase seasonal merchandise to be sold in our stores. Our purchases from OBI International totaled $2.1 million, $4.7 million and $0.8 million in fiscal 2005, fiscal 2004 and fiscal 2003, respectively.

         We own a jet aircraft, which Tengelmann leases under a full cost reimbursement lease. During fiscal 2005, fiscal 2004 and fiscal 2003, Tengelmann was obligated to and has reimbursed us $3.1 million, $3.5 million and $2.8 million, respectively, for their use of the aircraft.


NOTE 17 - HEDGE OF NET INVESTMENT IN FOREIGN OPERATIONS

         From time to time, we may enter hedging agreements in order to manage risks incurred in the normal course of business including forward exchange contracts to manage our exposure to fluctuations in foreign exchange rates.

         During the first quarter of fiscal 2005, we entered into a six month currency exchange forward contract totaling $900 million Canadian dollar notional value to hedge our net investment in our Canadian foreign operation against adverse movements in exchange rates. Our Company measures ineffectiveness based upon the change in forward exchange rates. In the second quarter of fiscal 2005 and upon completion of the sale of our Canadian operations, this forward contract was terminated prior to its expiration.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

         Upon settlement, the effective portion of this net investment hedge contract resulted in a loss, after tax, of approximately $21.1 million during fiscal 2005 and was recognized as an offset to the gain recorded in connection with the sale of our Canadian subsidiary as discussed in Note 2 - Divestiture of Our Business in Canada and Stores in the Midwest. The gain was recorded in "Gain on sale of Canadian operations" in our Consolidated Statements of Operations for fiscal 2005.

         In addition, the amount excluded from the measure of effectiveness on this net investment hedge amounted to $15.4 million, before income taxes, and was recorded as "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2005.


NOTE 18 - COMMITMENTS AND CONTINGENCIES

Antitrust Class Action Litigation
         In connection with a settlement reached in the VISA/Mastercard antitrust class action litigation, our Company is entitled to a portion of the settlement fund that will be distributed to class members. Pursuant to our initial review of our historical records as well as estimates provided by the Claims Administrator, we recorded an estimated pretax recovery of $1.5 million as a credit to "Selling, general and administrative expense" in our Consolidated Statements of Operations during fiscal 2005. During fiscal 2006, we will continue to work with the Claims Administrator to ensure that all monies owed to our Company in connection with this litigation are received. This process may result in additional recoveries being recorded in future periods.

Other
         We are subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. We are also subject to certain environmental claims. While the outcome of these claims cannot be predicted with certainty, Management does not believe that the outcome of any of these legal matters will have a material adverse effect on our consolidated results of operations, financial position or cash flows.

         We adopted the accounting and disclosure requirements of FASB Interpretation 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" during fiscal 2002. As required to be disclosed by this Interpretation, we are the guarantor of a loan of $1.8 million related to a shopping center, which will expire in 2013.

         In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases"). When the Assigned Leases were assigned, we generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 25, 2006, 129 Assigned Leases remain in place. Assuming that each respective assignee became unable to continue to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately $348.8 million, which could be partially or totally offset by reassigning or subletting such leases.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 19 - SUBSEQUENT EVENTS

         Effective April 4, 2006, our Company increased the total aggregate commitments under our Revolver, dated as of November 15, 2005, by $100 million resulting in total commitments of $250 million.

         On April 25, 2006, our Company paid a special one-time dividend to our shareholders of record on April 17, 2006 equal to $7.25 per share. The dividend payout totaled approximately $300 million based on the current shares outstanding. The transaction was funded primarily by cash available on the balance sheet resulting from the strategic restructuring of the Company during fiscal 2005. Although we paid this one-time special dividend, our Company's policy is to not pay dividends. As such, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2006. However, our Company is permitted, under the terms of our Revolver, to pay cash dividends on common shares.

         In connection with the payment of the special one-time dividend discussed above, our Company also adjusted the number and/or price of all unexercised stock compensation as of April 12, 2006, to ensure that an individual's right to purchase stock at an aggregate value remained the same both before and after the special one-time dividend payment. These adjustments will not have a material impact on stock compensation expense in the first quarter of fiscal 2006.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


NOTE 20 - SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

         The following table summarizes our results of operations by quarter for fiscal 2005 and fiscal 2004. The first quarter of each fiscal year contains sixteen weeks, while the second and third quarters each contain twelve weeks.

                                         First            Second            Third            Fourth             Total
                                        Quarter           Quarter          Quarter           Quarter            Year
                                    ---------------  ----------------  ---------------  ----------------  ---------------
2005 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------
Sales                                    $3,383,633        $2,168,249       $1,580,942        $1,607,523       $8,740,347
Gross margin                                937,958           616,664          464,543           485,907        2,505,072
Depreciation and amortization                71,875            45,893           46,274            43,287          207,329
Loss from operations                        (38,140)         (145,066)         (81,557)          (55,895)        (320,658)
(Loss) gain on sale of Canadian
    operations                                 (589)          919,140           (6,083)             (339)         912,129
Interest expense                            (36,123)          (25,262)         (15,398)          (15,465)         (92,248)
(Loss) income from continuing
    operations                              (89,138)          592,146          (73,559)          (39,026)         390,423
(Loss) income from discontinued
    operations                                  (97)             (171)           2,549               (74)           2,207
Net (loss) income                           (89,235)          591,975          (71,010)          (39,100)         392,630
Per share data:
    (Loss) income from continuing
       operations - basic (a)                 (2.27)            14.65            (1.80)            (0.95)            9.69
    (Loss) income from discontinued
       operations - basic (a)                 (0.01)            (0.01)            0.06                 -             0.05
    Net (loss) income - basic (a)             (2.28)            14.64            (1.74)            (0.95)            9.74

    Loss from continuing operations
       - diluted (a)                          (2.27)            14.41            (1.80)            (0.95)            9.59
    (Loss) income from discontinued
       operations - diluted (a)               (0.01)            (0.01)            0.06                 -             0.05
    Net (loss) income - diluted (a)           (2.28)            14.40            (1.74)            (0.95)            9.64

Market price:
    High                                      27.52            32.58             31.17             32.39
    Low                                       11.12            23.96             25.29             28.41
Number of stores at end of period               637              417               407               405
Number of franchised stores served
    at end of period                             42                -                 -                 -

--------------------------------------------------------------------------------
(a) The sum of quarterly basic and diluted (loss) income per share differs from full year amounts because the number of weighted average common shares outstanding has increased each quarter.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



                                         First            Second            Third            Fourth             Total
                                        Quarter           Quarter          Quarter           Quarter            Year
                                    ---------------  ----------------  ---------------  ----------------  ---------------
2004 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------

Sales                                    $3,280,299        $2,490,559       $2,523,759        $2,560,294      $10,854,911
Gross margin                                919,996           695,513          696,538           729,093        3,041,140
Depreciation and amortization                80,846            62,190           62,647            62,422          268,105
(Loss) income from operations                (1,078)          (38,852)         (46,253)           13,261          (72,922)
Interest expense                            (34,392)          (27,734)         (24,874)          (27,107)        (114,107)
Loss from continuing operations             (41,463)          (64,546)         (72,751)           (5,249)        (184,009)
(Loss) income from discontinued
    operations                               (1,383)              344           (2,592)             (458)          (4,089)
Net loss                                    (42,846)          (64,202)         (75,343)           (5,707)        (188,098)
Per share data:
    Loss from continuing operations
       - basic and diluted (a)                (1.08)            (1.68)           (1.89)            (0.14)           (4.77)
    (Loss) income from discontinued
       operations - basic and diluted (a)     (0.03)             0.01            (0.07)            (0.01)           (0.11)
    Net loss - basic and diluted (a)          (1.11)            (1.67)           (1.96)            (0.15)           (4.88)

Market price:
    High                                       9.07              7.66             7.97             11.53
    Low                                        6.71              6.21             5.60              7.70
Number of stores at end of period               628               630              650               647
Number of franchised stores served
    at end of period                             66                65               42                42



--------------------------------------------------------------------------------
(a) The sum of quarterly basic and diluted (loss) income per share differs from full year amounts because the number of weighted average common shares outstanding has increased each quarter.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         Management of our Company, including the President and Chief Executive Officer and the Senior Vice President, Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 15(f) of the Securities Exchange Act of 1934, as amended. Our Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i.) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our Company; (ii.) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and directors of our Company; and (iii.) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the financial statements.

         Our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on the evaluation, management has concluded our Company's internal control over financial reporting was effective as of February 25, 2006.

         Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of February 25, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.



Eric Claus                                           Brenda M. Galgano
President and                                        Senior Vice President,
Chief Executive Officer                              Chief Financial Officer

           Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:


We have completed integrated audits of The Great Atlantic & Pacific Tea Company, Inc.'s February 25, 2006 and February 26, 2005 consolidated financial statements and of its internal control over financial reporting as of February 25, 2006, and an audit of its February 28, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and comprehensive
(loss) income and cash flows present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiaries at February 25, 2006 and February 26, 2005, and the results of their operations and their cash flows for each of the three years in the period ended February 25, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting", that the Company maintained effective internal control over financial reporting as of February 25, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 25, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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



PricewaterhouseCoopers LLP
New York, New York
May 9, 2006

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                      Fiscal 2005       Fiscal 2004      Fiscal 2003       Fiscal 2002       Fiscal 2001
                                      (52 Weeks)        (52 Weeks)       (53 Weeks)        (52 Weeks)        (52 Weeks)
                                    ---------------  -------------     ---------------  ----------------  ---------------

                                                      (Dollars in thousands, except per share amounts)
OPERATING RESULTS
Sales                                    $8,740,347       $10,854,911      $10,899,308       $10,096,781      $10,206,246
(Loss) income from operations              (320,658)          (72,922)        (142,841)           20,307          (45,020)
Depreciation and amortization              (207,329)         (268,105)        (274,935)         (251,069)        (248,527)
Gain on sale of Canadian operations         912,129                 -                -                 -                -
Interest expense                            (92,248)         (114,107)        (103,098)          (99,863)        (101,980)
Income (loss) from continuing
   operations                               390,423          (184,009)        (213,225)         (202,289)         (82,890)
Income (loss) from discontinued
   operations                                 2,207            (4,089)          64,323             7,645           11,487
Income (loss) before cumulative effect
   of change in accounting principle        392,630          (188,098)        (148,902)         (194,644)         (71,403)
Cumulative effect of a change in
   accounting principle - FIN 46-R                -                 -           (8,047)                -                -
Net income (loss)                           392,630          (188,098)        (156,949)         (194,644)         (71,403)

PER SHARE DATA
Income (loss) from continuing
   operations - basic                          9.69             (4.77)           (5.54)            (5.25)           (2.16)
Income (loss) from discontinued
   operations - basic                          0.05             (0.11)            1.67              0.20             0.30
Cumulative effect of a change in
   accounting principle - FIN 46-R                -                 -            (0.21)                -                -
Net income (loss) - basic                      9.74             (4.88)           (4.08)            (5.05)           (1.86)

Income (loss) from continuing
   operations - diluted                        9.59             (4.77)           (5.54)            (5.25)           (2.16)
Income (loss) from discontinued
   operations - diluted                        0.05             (0.11)            1.67              0.20             0.30
Cumulative effect of a change in
   accounting principle - FIN 46-R                -                 -            (0.21)                -                -
Net income (loss) - diluted                    9.64             (4.88)           (4.08)            (5.05)           (1.86)

Cash dividends (a)                                -                 -                -                 -                -
Book value per share (a)                      16.32              6.03            10.20             13.39            18.03


--------------------------------------------------------------------------------

                                      Fiscal 2005       Fiscal 2004      Fiscal 2003       Fiscal 2002       Fiscal 2001
                                      (52 Weeks)        (52 Weeks)       (53 Weeks)        (52 Weeks)        (52 Weeks)
                                    ------------     ----------------  ---------------  ----------------  ---------------
                                                      (Dollars in thousands, except per share amounts)
FINANCIAL POSITION
Current assets                           $1,210,014        $1,164,681       $1,198,950        $1,121,388       $1,236,924
Current liabilities                         610,273         1,078,202        1,083,235         1,090,612        1,184,463
Working capital (a)                         599,741            86,479          115,715            30,776           52,461
Current ratio (a)                              1.98              1.08             1.11              1.03             1.04
Expenditures for property                   191,050           216,142          160,951           242,409          261,799
Total assets                              2,498,865         2,801,968        2,902,846         2,996,228        3,285,528
Current portion of
   long-term debt                               569             2,278            2,271            25,820              526
Current portion of
   capital lease obligations                  2,274             8,331           15,901            13,787           10,691
Long-term debt                              246,282           634,028          642,296           803,277          779,440
Long-term portion of
   capital lease obligations                 32,270            52,184           55,243            66,071           76,484
Total debt                                  281,395           696,821          715,711           908,955          867,141
Debt to total capitalization (a)                30%               75%              65%               64%              56%

EQUITY
Stockholders' equity                        671,727           233,802          392,759           515,653          691,586
Weighted average shares
   outstanding - basic                   40,301,132        38,558,598       38,516,750        38,494,812       38,350,616
Weighted average shares
   outstanding - diluted                 40,725,942        38,558,598       38,516,750        38,494,812       38,350,616
Number of registered
   stockholders (a)                           4,916             5,289            5,469             5,751            6,087

OTHER (A)
Number of employees                          38,000            73,000           74,185            78,710           78,995
New store openings                                3                24               19                31               21
Number of stores at year end                    405               647              633               695              702
Total store area
   (square feet)                         16,508,969        25,583,138       24,724,168        26,817,650       26,664,312
Number of franchised
   stores served at year end                      -                42               63                65               67
Total franchised store
   area (square feet)                             -         1,375,611        2,048,016         2,066,401        2,108,969


--------------------------------------------------------------------------------
(a) Not derived from audited financial information.

EXECUTIVE OFFICERS

CHRISTIAN W. E. HAUB
Executive Chairman

ERIC CLAUS
President and
Chief Executive Officer

JOHN E. METZGER
Executive Vice President

BRENDA M. GALGANO
Senior Vice President,
Chief Financial Officer

JENNIFER MAC LEOD
Senior Vice President,
Marketing and Communications

ALLAN RICHARDS
Senior Vice President,
Human Resources, Labor Relations,
Legal Services & Secretary

STEPHEN SLADE
Senior Vice President,
Merchandising

PAUL WISEMAN
Senior Vice President,
Store Operations

WILLIAM MOSS
Vice President and Treasurer

MELISSA E. SUNGELA
Vice President and Corporate Controller



BOARD OF DIRECTORS

CHRISTIAN W. E. HAUB (C)(D)
Executive Chairman

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

EDWARD LEWIS (B)(D)(E)
Chairman and Founder,
Essence Communications Inc.

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
Telephone 800-937-5449
www.amstock.com

COMMUNICATIONS WITH THE BOARD OF DIRECTORS
Stockholders who would like to contact our Company's Board of Directors, including a committee thereof or a specific Director, can send an e-mail to bdofdirectors@aptea.com or write to the following address:
c/o The Great Atlantic & Pacific Tea Company, Inc., Senior Vice President, Human Resources, Labor Relations, Legal Services & Secretary, 2 Paragon Drive, Montvale, NJ 07645




FORM 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey.

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 9:00 a.m. (EDT) on Thursday, July 13, 2006 at
The Woodcliff Lake Hilton
200 Tice Boulevard
Woodcliff Lake, New Jersey, USA

COMMON STOCK
Common stock of our Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is generally reported in newspapers and periodical tables as "GtAtPc".




(C)   2006 The Great Atlantic & Pacific Tea Co., Inc. All rights reserved.