Form 10-K, Exhibit 13
period 2007-02-24
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2007-04-25
CIK 43300

                                                                      EXHIBIT 13

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

                                   FISCAL 2006
                          ANNUAL REPORT TO STOCKHOLDERS

TABLE OF CONTENTS

Executive Chairman Letter to Stockholders.................................     3
President and Chief Executive Officer Letter to Stockholders..............     5
Management's Discussion and Analysis......................................     9
Consolidated Statements of Operations.....................................    39
Consolidated Statements of Stockholders' Equity
   and Comprehensive Income (Loss)........................................    40
Consolidated Balance Sheets...............................................    41
Consolidated Statements of Cash Flows.....................................    42
Notes to Consolidated Financial Statements................................    43
Management's Annual Report on Internal Control over Financial Reporting...   108
Report of Independent Registered Public Accounting Firm...................   109
Five Year Summary of Selected Financial Data..............................   111
Executive Officers........................................................   113
Board of Directors........................................................   113
Stockholder Information...................................................   114

COMPANY PROFILE

The Great Atlantic & Pacific Tea Company, Inc. ("We," "Our," "Us," "A&P," or "our Company"), based in Montvale, New Jersey, operates conventional supermarkets, combination food and drug stores, and limited assortment food stores in 9 U.S. states and the District of Columbia under the A&P(R), Waldbaum's(TM), The Food Emporium(R), Super Foodmart, Super Fresh(R), Farmer Jack(R), Sav-A-Center(R) and Food Basics(R) trade names.

EXECUTIVE CHAIRMAN LETTER TO STOCKHOLDERS

To Our Stockholders:

     A&P made significant progress in 2006 improving operating performance and continuing its strategic transformation. Following our successful divestiture of A&P Canada, executive leadership changes, and the reengineering of our administration and support functions during 2005, we entered this year with a stronger balance sheet, reduced overhead and a more efficient and responsive organization.

     This improved financial and operating platform enabled us to deliver the following positive developments in fiscal 2006 which in turn generated increased shareholder value for the year:

- Our new retail leadership headed by President and Chief Executive Officer Eric Claus improved our operating results in line with our turnaround timetable, while also creating and launching consumer oriented retail formats to position our stores to effectively compete in our core markets.

- The balance sheet impact of our better-than-expected proceeds from the A&P Canada sale enabled us to reward our shareholders through the payment of a $300 million special dividend.

- The growth in value of our original investment position in Metro, Inc. as part of the Canada divestiture also exceeded expectations, due to greater than anticipated merger synergies and the strong ongoing results of our former A&P operations.

- In early March, after several months of negotiations, we announced an agreement to acquire Pathmark for cash and stock, which marks the next major step in our strategic transformation. This combination will enable A&P to achieve sustainable profitability on an accelerated basis and enable us to compete more effectively in the highly competitive Northeast food retail industry.

     Those major developments highlighted a year of many positives for our Company, and fulfilled the strategic objectives that our Board of Directors determined necessary and implemented. While difficult and challenging for our organization, they enabled us in less than two years to produce favorable operating trends, move substantially closer to overall profitability, ensure long-term investment in the business, reward our shareholders, and take a leadership role in our industry's consolidation in the Northeast.

     Augmenting management's ongoing focus on the key retail strategies already improving our existing business, the anticipated completion of the Pathmark acquisition will accelerate the transformation of our Company, through:

- Formation of a 460-store, $10 billion chain with improved ability to serve consumers in Metro New York and New Jersey and greater Philadelphia.

- Annual integration synergies of approximately $150 million within two years, through cost reductions in overhead, greater efficiencies, increased utilization of support facilities and mutual best practices between the two companies.

- Retention of the Pathmark banner, format, customer appeal and sales productivity - benefiting the consumer through the breadth of offerings available from the combined companies, and the continuation of community outreach efforts.

- Consolidation of A&P and Pathmark management and administrative employees in Montvale, New Jersey, and combined information systems integration into A&P's modern technology platform.

- Establishment of a platform for investment in existing and new stores to better compete in the Northeast retail food industry.

     As part of this transaction, Tengelmann will retain its ownership stake and remain the Company's largest shareholder.

     Other significant achievements included comprehensive real estate and tax management strategies resulting in substantial cash proceeds and extraordinary income benefits throughout the year - augmenting our operating improvements in the drive toward overall profitability.

     Another important element to A&P's performance was the strengthening of annual and longer-range incentive plans for Company management and employees, linked to A&P's performance. These programs ensure the correlation of executive management and shareholder interests, and in turn tie corporate strategic goals to the activities and priorities of all levels of Company management. These comprehensive performance incentive plans are designed to keep A&P's immediate operating performance on the forward track while at the same time encouraging strategies to create longer-term growth in revenue, earnings and shareholder value.

     Although we were clearly focused on strategies to accelerate both A&P's turnaround and future growth, we also addressed our efforts and commitments in terms of corporate and community citizenship.

     In fiscal 2006, we were proud to enter into a new alliance with the New York-based Children's Health Fund, in addition to our continuing efforts on behalf of the Muscular Dystrophy research, St. Jude's Hospital and other equally worthy organizations, and ongoing support of breast cancer research through the Waldbaum's Foundation. We hope these corporate efforts, and stores' participation in their local communities, will continue to grow along with our business success in the months and years to come.

     Overall we are pleased with our progress and increasingly confident in our future. With the acquisition of Pathmark in sight we are now positioned to achieve substantial and sustainable profitability and consequently able to determine our own destiny in the future of the food retail industry.

     Looking back on our progress, and forward to an exciting future, my thanks go to our shareholders, our Board of Directors, our many customers, our management team, our union leaders and most of all to our valued associates for their support, leadership and efforts on behalf of A&P. In return, our goal in fiscal 2007 and beyond is to further improve - as merchants and retailers, as value-creators for investors, as employers, and as corporate and community citizens.

Sincerely,

Christian Haub
Executive Chairman

PRESIDENT AND CHIEF EXECUTIVE OFFICER LETTER TO STOCKHOLDERS

To Our Stockholders:

    Fiscal 2006 was my first full year as your Chief Executive Officer, and a challenging transition year for A&P, but I am pleased to report that we generated positive momentum in most key performance measures.

    Fortified by the lower cost structure produced by our reorganization in the latter part of 2005, we entered 2006 focused on the following strategies to return A&P to sustainable profitability:

- Profitable sales improvement through improved buying, merchandising and operating practices.
- The commencement of a long-range capital plan to convert conventional stores to our new fresh, discount and gourmet/fine food prototypes.
- The ongoing elimination of costs that do not contribute to the improvement of our business and results, and,
- The decision to strengthen our presence in core markets by pursuing viable acquisition opportunities.

    We moved forward on all counts in fiscal 2006, as noted by these key accomplishments:

-  Improved sales trends in core Northeast banners.
- Positive EBITDA performance, with improving contribution from our core market operations.
- The conversion of 24 conventional stores to our innovative and successful fresh format.
- Successful launch of the reformatted Food Basics discount concept.
-  Introduction of the new generation Food Emporium Fine
   Foods concept in New York City.
- Continued bottom line benefits from previous cost reduction initiatives, and the ongoing cost conservation mandate embedded in all Company activities.

    As noted by Christian Haub in his foregoing message, our financial and operating improvements enabled us to pursue an exciting expansion opportunity in the form of our announced Pathmark Stores Inc. acquisition.


Driving Profitable Sales

     Our goal of driving profitable sales development reflected a total commitment from end to end of our supply chain in fiscal 2006.

     We worked closely with C&S Wholesale Grocers and directly with our product vendors to improve variety and service levels and lower the delivered cost of goods to our stores and customers. Internally, we increased both the creativity and discipline of our merchandising and promotion, to maximize impact and return, and eliminate throwaway spending.

     This was evidenced by more powerful and targeted weekly promotions reaching existing consumers and attracting new ones to our stores - while we refrained from some traditional industry tactics, including certain holiday giveaways that have proven ultimately unproductive.

     We also began addressing the pricing issues that have impeded past development, implementing longer-range price reduction programs in our mainstream banners. This aspect is a key work in progress, and will be aligned with increasing cost of goods and operating efficiencies.

     In terms of variety, we generally reduced the overpopulation of certain center store assortments, while expanding and improving higher-margin fresh, organic and specialty food offers, sharing selected elements of our larger fresh store prototype development across the board. This included the introduction of enticing signature products in produce, gourmet selections from cheeses to chocolates, artisan breads and other baked specialties, and a range of hot and cold prepared entrees and desserts - offering convenient mealtime and entertainment solutions that customers are proud to serve.

     Another popular improvement was the significant change in our general and seasonal merchandise approach, upgrading the quality level and customer appeal of these in-and-out categories that create in-store excitement and incremental sales and profit.

     The volume, profit and image-enhancing measures underway are not quick fixes, but focused, ongoing strategies to establish our banners as marketing leaders, with the support of continuously improving logistics and store-level execution.

     Midway through the year, we enhanced our leadership of this important area by appointing Rebecca Philbert as Senior Vice President, Merchandising & Supply and Logistics and a member of my Executive Management Team. Recently instrumental in the development of Safeway Stores' lifestyle marketing initiative, Rebecca's experience and achievements mesh perfectly with our multifaceted sales agenda, and I look forward to working together to build on the solid progress established in fiscal 2006.

Store Formats

     A&P's departure from the marketing "middle ground " was demonstrated by the aggressive rollout of our mainstream fresh store concept, the very successful launch of our improved Food Basics discount format, and the debut in New York City of the new generation Food Emporium Fine Foods concept for upscale, cosmopolitan markets.

     Based on our well-received Midland Park, N.J. store opened just over a year ago, we accelerated our Fresh store development in fiscal 2006. We're very pleased with their performance, and continue to learn from each project and build from this successful model. These stores have consistently generated returns exceeding our cost of capital - based on strong sales and the distribution shift from center store to fresh department merchandise, which has improved margins.

     The vast majority of the 24 fresh stores launched in fiscal 2006 were existing store conversions under our A&P, Waldbaum's and Super Fresh banners in the Northeast. We continue to seek new ways to enhance their appeal and performance, and will be introducing exciting nuances to the concept as we move forward in the current year.

     On the discount side, our Food Basics operations are emerging as strong performers within our corporate portfolio. Having adjusted the original and successful A&P Canada discount formula to better appeal to American markets, we believe Food Basics is poised for takeoff, based on results at our most recent openings, and the overall sales and profit improvement of the current store group.

     The viability of a discount alternative that doesn't feel like one to shoppers in terms of quality and atmosphere is borne out by Food Basics' current trend. Like the larger and more upscale fresh stores, we see considerable opportunity to expand Food Basics through conversion of existing or closed conventional stores going forward.

     Appealing to yet a third profitable consumer segment is The Food Emporium, whose new gourmet/fine foods concept debuted last December at our historic BridgeMarket location in Manhattan.

The Food Emporium is being transformed into a true destination for fine food lovers with a distinctly global appeal. Having first elevated its high end and specialty assortment, we are currently adjusting the center store product complement, to enhance The Food Emporium's appeal as a true neighborhood market serving basic needs, with an unequaled gourmet flair.

     With respect to the existing A&P store network, these three concepts are the basis of our projected capital development plan established in 2005. Beyond that, the potential acquisition of Pathmark Stores, with its big-box price and value appeal, will provide a powerful fourth concept with which to build customer satisfaction and profitable growth.

Cost Reduction

     Our reorganization of A&P in fiscal 2005 lowered overhead by $50 million by reducing administrative and certain operating positions and other expenses. At that time, we also projected additional cost savings of approximately $25 million to be realized in fiscal 2006, which in fact was achieved.

     While we believe our administrative and support organization was essentially right-sized in fiscal 2006, we continued to emphasize the review of all expense lines on a continuous basis, further lowering costs wherever possible.

Store Operations

     As a crucial contributor to both sales and profit performance, we continued to emphasize fundamental best practices, including cleanliness standards, display and signage execution, courteous and professional associates, and store managers who are visible to employees and customers on the sales floor.

     To support our operational effectiveness, we carried out comprehensive training of our approximately 38,000 store associates during fiscal 2006, as we rolled out our "Make It Personal" customer care initiative across our Company. As with other aspects of our business, consistent adherence to operating and customer service standards is not a fixed destination, but an ongoing pursuit - and as such it will receive consistent management emphasis going forward.

     In addition to the basics of operations and service, we continued the development of online shopping service as an added customer convenience.

     Initially introduced at The Food Emporium in Manhattan, we expanded the service to Waldbaum's on Long Island in fiscal 2006, and based on overall usage and increasing cost effectiveness, we plan to extend it to our A&P operations in the current year.

Fiscal 2007

     With our fiscal 2006 results delivered as projected, our agenda for fiscal 2007 is essentially two-fold: to remain focused on the same strategies that generated our improved trend last year, complete the acquisition of Pathmark Stores Inc. and successfully integrate its operations.

     I am excited to lead the operations of this iconic Company as we embark on a year in which we believe we can return to sustained profitability and growth. I want to express my appreciation to Christian Haub, the Tengelmann organization and our Board of Directors for their ongoing confidence and dynamic actions to grow our Company; to my leadership team for their tireless efforts in effecting positive change; and to all of our associates for their patience, efforts and loyalty.

     It is my belief that our customers, our shareholders and our employees will be rewarded as A&P continues to make important strides forward in fiscal 2007.


Sincerely,

Eric Claus
President and Chief Executive Officer

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

     The following Management's Discussion and Analysis is intended to help the reader understand the financial position, operating results, and cash flows of The Great Atlantic and Pacific Tea Company, Inc. It should be read in conjunction with our financial statements and the accompanying notes ("Notes"). It discusses matters that Management considers relevant to understanding the business environment, financial position, results of operations and our Company's liquidity and capital resources. These items are presented as follows:

-    Basis of Presentation - a discussion of our Company's fiscal year-end.

- Overview - a general description of our business; the value drivers of our business; measurements; opportunities; challenges and risks; and initiatives.

- 2007 Outlook - a discussion of certain trends or business initiatives for the upcoming year that Management wishes to share with the reader to assist in understanding the business.

- Review of Continuing Operations and Liquidity and Capital Resources - a discussion of results for fiscal 2006 and 2005, significant business initiatives, current and expected future liquidity and the impact of various market risks on our Company.

- Market Risk - a discussion of the impact of market changes on our consolidated financial statements.

- Critical Accounting Estimates - a discussion of significant estimates made by Management.

- Impact of New Accounting Pronouncements - a discussion of authoritative pronouncements that have been or will be adopted by our Company.

BASIS OF PRESENTATION

     Our fiscal year ends on the last Saturday in February. Fiscal 2006 ended February 24, 2007, fiscal 2005 ended February 25, 2006, and fiscal 2004 ended February 26, 2005. Fiscal 2006, fiscal 2005 and fiscal 2004 were each comprised of 52 weeks. Except where noted, all amounts are presented in millions, and all net income (loss) per share data presented is both basic and diluted.

OVERVIEW

     THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC., based in Montvale, New Jersey, operates conventional supermarkets, combination food and drug stores and discount food stores in 9 U.S. states and the District of Columbia. Our Company's business consists strictly of our retail operations, which totaled 406 stores as of February 24, 2007.

     Our UNITED STATES retail operations are organized in three regions: North Region, operating A&P supermarkets in New York and Northern New Jersey, The Food Emporium in Westchester County, N.Y, A&P/Super Foodmart stores in Connecticut, and all Food Basics discount stores;

Central Region, operating all Waldbaum's supermarkets, The Food Emporium in Manhattan, and the Farmer Jack supermarkets in Michigan; and South Region, operating Super Fresh supermarkets in Baltimore and Philadelphia, A&P supermarkets in Central New Jersey and Sav-A-Center supermarkets in the greater New Orleans market.

     On March 5, 2007, our Company announced that we have reached a definitive merger agreement with Pathmark Stores, Inc. in which we will acquire Pathmark Stores, Inc., ("Pathmark") for $1.5 billion in cash, stock, and debt assumption or retirement. This transaction is expected to be completed during the second half of our fiscal year 2007 and is subject to the completion of shareholder and regulatory approvals, as well as other customary closing conditions. For further details surrounding the Pathmark transaction, refer to our Company's Form 8-K and the accompanying exhibits filed with the U.S. Securities and Exchange Commission on March 6, 2007.

     Under the terms of the transaction, The Tengelmann Group ("Tengelmann"), currently A&P's majority shareholder, will remain the largest single shareholder of the combined entity. Christian Haub, Executive Chairman of A&P, will continue as Executive Chairman of the combined company; Eric Claus, President and CEO of A&P, will also maintain the same position in the combined company.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED


     Pathmark shareholders will receive $9.00 in cash and 0.12963 shares of A&P stock for each Pathmark share. As a result, Pathmark shareholders, including its largest investor, The Yucaipa Companies LLC ("Yucaipa Companies"), will receive a stake in the combined companies.

     The boards of both A&P and Pathmark have unanimously approved the transaction. Both Yucaipa Companies and Tengelmann have entered into voting agreements to support the transaction.

     On April 24, 2007, based upon unsatisfactory operating trends and the need to devote resources to our expanding Northeast core business, our Company announced that we are in negotiations for the potential sale of groups of non-core stores within our Midwest operations. No definitive sale agreements have been signed at this time; however, based upon submitted bids received to date, it is possible that an impairment on long-lived assets that are currently held and used in our Midwest operations may be likely in the near term. In addition, in connection with this potential sale, it is possible that liabilities for closed stores and warehouses as well as pension withdrawal from our multi-employer union pension plans may be recorded in the near term.

     A&P continued on course in the fourth quarter with respect to ongoing operating, merchandising, store development and cost control strategies.

     Sales development was in line with industry peers despite competitive responses to our sales and promotion strategies in our improving Northeastern operations; temporary disruption caused by our increased store renovation activity in those regions; cycling against 2005 sales in New Orleans when we led the industry in restoring operations post Hurricane Katrina, and the continued difficult economic environment in Michigan.

     Performance was driven by the improvement of core operations, consistent operating discipline and cost controls; and margin improvement associated with our ongoing fresh store development, among other factors.

     In addition to ongoing fundamental operating improvements, our Company continued its conversion of suitable locations to the successful fresh format, completing 4 conversions during the fourth quarter. Beyond immediate sales increases, the emphasis on fresh category distribution in those stores translates to a more profitable business model with excellent growth potential on both the top and bottom lines.

     The evolution and expansion of our discount Food Basics operations continued, providing customers in certain markets with an excellent value alternative. In concert with the fresh stores and the new gourmet, Fine Food concept being implemented by The Food Emporium in New York, this fulfills the multi-tier marketing strategy initiated by the new executive management team in 2005.

     Strategic accomplishments for the full fiscal 2006 year included the following:

-    Improvement of prior sales trends in core operating markets;

-    Positive earnings momentum in core Northeastern operations;

- Approximately 24 conversions to the new fresh store concept, generating double-digit sales increases upon completion for those stores;

-    Successful launch of the reformatted Food Basics discount concept;

- Introduction of the new generation Food Emporium Fine Foods concept in New York City;

- Cash and earnings flow from comprehensive real estate and tax management strategies; and

- Continued financial benefits from previous cost reduction measures and ongoing controls.

2007 OUTLOOK

     A&P's key objectives for fiscal 2007 are to sustain and enhance execution of the guiding strategies in place, to further accelerate performance improvement of our core Northeast operations, complete the recently announced acquisition of Pathmark Stores Inc., and begin integrating that business into our Company.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

     Chief among the pre-existing strategies in place are the ongoing improvement of merchandising and operating performance, the execution of capital improvement projects for maximum return, and general adherence to cost control disciplines. Key elements are:

- Continued development of merchandising, promotion and pricing strategies to drive profitable sales growth;

- Execute core market capital plan for conversion of conventional locations to fresh or discount formats, fine-tune and monitor gourmet format development; and convert or dispose closed store leaseholds; and

- Pursue operating/strategic solutions to challenged operations in Midwest and New Orleans.

     In preparation for the anticipated acquisition of Pathmark, management is assembling a comprehensive plan for the integration of its operations upon completion of the transaction. Primary initial objectives are to ensure:

-    Continuity of all core retail operations during integration process;

-    Divesture of non-core stores in the Midwest and New Orleans;

- Efficient consolidation of headquarters personnel and support functions at present A&P headquarters in Montvale;

- Timely achievement of significant synergies identified as result of merging the two businesses;

- Communication to both organizations regarding process, timetable for integration-related changes; and

- Consumer communication regarding the continuation of both the A&P-operated and Pathmark banners and store formats, and related marketing and promotional efforts.

     Overall, fiscal 2007 will be a year of both continuity and momentous change, as management focuses on both sustaining the improvement already achieved, and completing and implementing the addition of Pathmark's operations
- thus creating a profitable and growing 460-store, $10 billion chain with critical mass in our core Northeast region, and improved positions in Metro New York/New Jersey and greater Philadelphia.

     Various factors could cause us to fail to achieve these goals. These include, among others, the following:

- Actions of competitors could adversely affect our sales and future profits. The grocery retailing industry continues to experience fierce competition from other food retailers, super-centers, mass merchandisers, warehouse clubs, drug stores, dollar stores and restaurants. Our continued success is dependent upon our ability to effectively compete in this industry and to reduce operating expenses, including managing health care and pension costs contained in our collective bargaining agreements. The competitive practices and pricing in the food industry generally and particularly in our principal markets may cause us to reduce our prices in order to gain or maintain our market share of sales, thus reducing margins.

- Changes in the general business and economic conditions in our operating regions, including the rate of inflation, population growth, the rising prices of oil and gas, the nature and extent of continued consolidation in the food industry and employment and job growth in the markets in which we operate, may affect our ability to hire and train qualified employees to operate our stores. This would negatively affect earnings and sales growth. General economic changes may also affect the shopping habits and buying patterns of our customers, which could affect sales and earnings. We have assumed economic and competitive situations will not worsen in fiscal 2007. However, we cannot fully foresee the effects of changes in economic conditions, inflation, population growth, the rising prices of oil and gas, customer shopping habits and the consolidation of the food industry on our business.

- Our capital expenditures could differ from our estimate if development and remodel costs vary from those budgeted, or if performance varies significantly from expectations or if we are unsuccessful in acquiring suitable sites for new stores.

- Our ability to achieve our profit goals will be affected by (i.) our success in executing category management and purchasing programs that we have underway, which are designed to improve our gross margins and reduce product costs while making our product selection more attractive to consumers, (ii.) our ability to achieve productivity improvements and reduce shrink in our stores, (iii.) our success in generating efficiencies in our supporting activities, and (iv.) our ability to eliminate or maintain a minimum level of supply and/or quality control problems with our vendors.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED


- The vast majority of our employees are members of labor unions. While we believe that our relationships with union leaderships and our employees are satisfactory, we operate under collective bargaining agreements which periodically must be renegotiated. In the coming year, we have several contracts expiring and under negotiation. In each of these negotiations, rising health care and pension costs will be an important issue, as will the nature and structure of work rules. We are hopeful, but cannot be certain, that we can reach satisfactory agreements without work stoppages in these markets. However, the actual terms of the renegotiated collective bargaining agreements, our future relationships with our employees and/or a prolonged work stoppage affecting a substantial number of stores could have a material effect on our results.

- The amount of contributions made to our pension and multi-employer plans will be affected by the performance of investments made by the plans and the extent to which trustees of the plans reduce the costs of future service benefits.

- Our Company is currently required to acquire a significant amount of our saleable inventory from one supplier, C&S Wholesale Grocers, Inc. Although there are a limited number of distributors that can supply our stores, we believe that other suppliers could provide similar product on reasonable terms. However, a change in suppliers could cause a delay in distribution and a possible loss of sales, which would affect operating results adversely.

- We have estimated our exposure to claims, administrative proceedings and litigation and believe we have made adequate provisions for them, where appropriate. Unexpected outcomes in both the costs and effects of these matters could result in an adverse effect on our earnings.

- Completion of the acquisition of Pathmark is conditioned upon the receipt of certain governmental authorizations, consents, orders and approvals, including the expiration or termination of the applicable waiting period (and any extension of the waiting period) under the Hart-Scott-Rodino Act. The success of the acquisition will depend, in part, on our Company's ability to realize the anticipated benefits from combining the business of A&P and Pathmark. If our Company is not able to achieve these objectives, the anticipated benefits of the acquisition may not be realized fully or at all or may take longer to realize than expected. Our Company will take on substantial indebtedness to finance this acquisition, which will decrease our business flexibility and increase our borrowing costs.

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

     We sold our Canadian operations to Metro, Inc. at the close of business on August 13, 2005. Therefore, comparative information relating to our Canadian business that follows was comprised of zero weeks, 24 weeks, and 52 weeks during fiscal years 2006, 2005 and 2004, respectively.

FISCAL 2006 COMPARED WITH FISCAL 2005

     Sales for fiscal 2006 were $6.9 billion compared with $8.7 billion for fiscal 2005; comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores, decreased 0.5%. Income from continuing operations of $26.5 million in fiscal 2006 decreased from $390.4 million for fiscal 2005 primarily due to the absence of the gain on sale of our Canadian operations of $912.1 million. Net income per share - basic and diluted for fiscal 2006 was $0.65 and $0.64, respectively, compared to net income per share - basic and diluted of $9.74 and $9.64, respectively, for fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED



                                           Fiscal 2006   Fiscal 2005   Unfavorable   % Change
                                           -----------   -----------   -----------   --------
Sales                                       $6,850.3      $8,740.3      $(1,890.0)    (21.6%)
(Decrease) increase in
   comparable store sales                       (0.5%)         0.5%            NA        NA
(Loss) gain on sale of
   Canadian operations                          (1.3)        912.1         (913.4)   (100.1%)
Income from continuing operations               26.5         390.4         (363.9)    (93.2%)
Income from discontinued operations              0.4           2.2           (1.8)    (81.8%)
Net income                                      26.9         392.6         (365.7)    (93.1%)
Net income per share - basic                    0.65          9.74          (9.09)    (93.3%)
Net income per share - diluted                  0.64          9.64          (9.00)    (93.4%)

SALES

     Sales for fiscal 2006 of $6,850.3 million decreased $1,890.0 million or 21.6% from sales of $8,740.3 million for fiscal 2005. The lower sales were due to a decrease in U.S. sales of $166.1 million and a decrease in Canadian sales of $1,723.9 million. The following table presents sales for each of our reportable operating segments for fiscal 2006 and fiscal 2005:

                                           Fiscal 2006   Fiscal 2005    Decrease   % Change
                                           -----------   -----------   ---------   --------
United States                                $6,850.3      $7,016.4    $  (166.1)    (2.4%)
Canada                                             --       1,723.9     (1,723.9)  (100.0)
                                             --------      --------    ---------   ------
  Total                                      $6,850.3      $8,740.3    $(1,890.0)   (21.6%)
                                             ========      ========    =========   ======


     The following details the dollar impact of several items affecting the decrease in sales by reportable operating segment from fiscal 2005 to fiscal 2006:

                                           Impact     Impact    Comparable   Impact of
                                           of New   of Closed      Store     Hurricane
                                           Stores     Stores       Sales      Katrina      Other       Total
                                           ------   ---------   ----------   ---------   ---------   ---------
United States                               $40.7    $(232.9)     $(36.0)      $53.6     $     8.5   $  (166.1)
Canada                                         --         --          --          --      (1,723.9)   (1,723.9)
                                            -----    -------      ------       -----     ---------   ---------
   Total                                    $40.7    $(232.9)     $(36.0)      $53.6     $(1,715.4)  $(1,890.0)
                                            =====    =======      ======       =====     =========   =========

     The decrease in U.S. sales was primarily attributable to the closing of 58 stores since the beginning of fiscal 2005, of which 9 were closed in fiscal 2006 decreasing sales by $232.9 million, the decrease in comparable store sales for fiscal 2006 of $36.0 million or 0.5% as compared with fiscal 2005 driven mainly by a decrease in comparable store sales of 5.6% for the Midwest. These decreases were partially offset by the opening or re-opening of 12 new stores since the beginning of fiscal 2005, of which 10 were opened or re-opened in fiscal 2006, increasing sales by $40.7 million, the increase in sales for our New Orleans stores that were temporarily closed as a result of Hurricane Katrina of $53.6 million and the increase in sales relating to an information technology services agreement with Metro, Inc. of $8.5 million. Included in the 58 stores closed since the beginning of fiscal 2005 were 35 stores closed as part of the asset disposition initiative as discussed in Note 8 of our Consolidated Financial Statements. Included in the 12 stores opened since the beginning of fiscal 2005 was 6 Clemens Markets stores we purchased from C&S Wholesale Grocers, Inc. during fiscal 2006.

     The decrease in Canadian sales of $1,723.9 million was due to the sale of our Canadian operations during the second quarter of fiscal 2005 which resulted in the inclusion of zero weeks of sales for fiscal 2006 as compared to the inclusion of 24 weeks for fiscal 2005.

     Average weekly sales per supermarket for the U.S. were approximately $337,000 for fiscal 2006 versus $330,000 for the corresponding period of the prior year, an increase of 2.1% primarily due to the impact of closing smaller stores offset by the negative comparable store sales.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED


GROSS MARGIN

     The following table presents gross margin dollar results and gross margin as a percentage of sales by reportable operating segment for fiscal 2006 as compared to fiscal 2005. Gross margin as a percentage of sales increased 147 basis points to 30.14% for fiscal 2006 from 28.67% for fiscal 2005 primarily caused by the sale of our Canadian operations which had a lower gross margin rate. We believe the impact on margin for changes in costs and special reductions was not significant.

                                               Fiscal 2006          Fiscal 2005
                                           ------------------   ------------------
                                             Gross    Rate to     Gross    Rate to
                                            Margin     Sales%    Margin     Sales%
                                           --------   -------   --------   -------
United States                              $2,064.4    30.14%   $2,084.4    29.71%
Canada                                           --       --       420.7    24.40
                                           --------    -----    --------    -----
   Total                                   $2,064.4    30.14%   $2,505.1    28.67%
                                           ========    =====    ========    =====


     The following table details the dollar impact of several items affecting the gross margin dollar decrease from fiscal 2005 to fiscal 2006:

                                            Sales
                                           Volume    Rate    Other     Total
                                           ------   -----   -------   -------
United States                              $(49.4)  $29.4   $    --   $ (20.0)
Canada                                         --      --    (420.7)   (420.7)
                                           ------   -----   -------   -------
  Total                                    $(49.4)  $29.4   $(420.7)  $(440.7)
                                           ======   =====   =======   =======

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE

     The following table presents store operating, general and administrative expense ("SG&A") by reportable operating segment, in dollars and as a percentage of sales for fiscal 2006 compared with fiscal 2005. SG&A expense was $2,074.5 million or 30.28% for fiscal 2006 as compared $2,825.7 million or 32.33% for fiscal 2005.

                                               Fiscal 2006          Fiscal 2005
                                           ------------------   ------------------
                                                      Rate to              Rate to
                                             SG&A      Sales%     SG&A      Sales%
                                           --------   -------   --------   -------
United States                              $2,074.5    30.28%   $2,462.2    35.09%
Canada                                           --       --       363.5    21.09
                                           --------    -----    --------    -----
   Total                                   $2,074.5    30.28%   $2,825.7    32.33%
                                           ========    =====    ========    =====

Included in SG&A in the U.S. for fiscal 2006 were certain charges as follows:

- costs relating to the closing of our owned warehouses in Edison, New Jersey and Bronx, New York of $5.5 million (8 basis points) that were not sold as part of the sale of our U.S. distribution operations and some warehouse facilities and related assets to C&S Wholesale Grocers as discussed in Note 8 - Asset Disposition Initiatives;

- costs relating to the closure of stores in the Midwest as discussed in Note 8 - Asset Disposition Initiatives of $3.9 million (6 basis points);

- costs relating to the consolidation of our operating offices in line with our smaller operations in the U.S. of $3.8 million (5 basis points); and

- costs relating to a voluntary labor buyout program in the South region of $4.5 million (7 basis points).

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED


Partially offset by:

- net gains on real estate activity of $21.9 million (32 basis points) during fiscal 2006; and

- gain from proceeds of insurance settlement of $9.2 million (13 basis points) received during fiscal 2006 for a portion of our losses caused by Hurricane Katrina as discussed in Note 16 - Hurricane Katrina and Impact on U.S. Business.


SG&A in the U.S. for fiscal 2005 also included certain charges as follows:

- costs relating to the closing of our owned warehouses in Edison, New Jersey and Bronx, New York of $83.2 million (119 basis points) that were not sold as part of the sale of our U.S.

     distribution operations and some warehouse facilities and related assets to C&S Wholesale Grocers as discussed in Note 8 - Asset Disposition Initiatives;

- costs relating to the closure of stores in the Midwest as discussed in Note 8 - Asset Disposition Initiatives of $114.0 million (163 basis points);

- costs relating to future occupancy costs for four stores closed in connection with Hurricane Katrina, the write-off of an asset for a favorable lease that was recorded for one of these stores that is now closed, our insurance deductible, and other related hurricane costs as discussed in Note 16 - Hurricane Katrina and Impact on U.S. Business of $19.0 million (27 basis points);

- costs relating to the impairment of unrecoverable assets of $17.7 million (25 basis points) as discussed in Note 6 - Valuation of Long-Lived Assets;

- costs relating to an administrative reorganization during fiscal 2005 of $17.6 million (25 basis points);

- costs relating to the consolidation of our operating offices in line with our smaller operations in the U.S. of $14.8 million (21 basis points);

- costs relating to the cash tender offer completed during fiscal 2005 as discussed in Note 9 - Indebtedness of $32.6 million (46 basis points);

- costs relating to the settlement of our net investment hedge as discussed in Note 18 - Hedge of Net Investment in Foreign Operations of $15.4 million (22 basis points); and

- costs relating to workers compensation state assessment charges as discussed in Note 1 - Summary of Significant Accounting Policies of $9.7 million (14 basis points).

Partially offset by:

- recoveries from our VISA/Mastercard antitrust class action litigation as discussed in Note 19 - Commitments and Contingencies of $1.5 million (2 basis points); and

- net gains on real estate activity of $14.9 million (21 basis points) during fiscal 2005.

     Excluding the items listed above, SG&A within our core U.S. operations, as a percentage of sales, decreased by 23 basis points during fiscal 2006 as compared to fiscal 2005 primarily due to the continued focus on discretionary spend, particularly within the administrative departments of $23.8 million (29 basis points).

     The decrease in SG&A in Canada of $363.5 million was due to the sale of our Canadian operations during the second quarter of fiscal 2005 which resulted in the inclusion of zero weeks of costs in fiscal 2006 as compared to 24 weeks in fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

     During fiscal 2006 and fiscal 2005, we recorded impairment losses on long-lived assets as follows:

                                                  Fiscal 2006                 Fiscal 2005
                                           ------------------------   --------------------------
                                            U.S.    Canada    Total     U.S.    Canada    Total
                                           ------   ------   ------   -------   ------   -------
Impairments due to closure or conversion
   in the normal course of business        $4,836     $--    $4,836   $ 9,851    $506    $10,357
Impairments due to unrecoverable assets        --      --        --    17,728      --     17,728
Impairments due to closure of stores
   impacted by Hurricane Katrina (1)           --      --        --     6,090      --      6,090
Impairments related to the our asset
   disposition initiatives (2)              1,049      --     1,049    15,463      --     15,463
                                           ------     ---    ------   -------    ----    -------
   Total impairments                       $5,885     $--    $5,885   $49,132    $506    $49,638
                                           ======     ===    ======   =======    ====    =======

(1)  Refer to Note 16 - Hurricane Katrina and Impact on U.S. Business

(2)  Refer to Note 8 - Asset Disposition Initiatives

     The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

     If current operating levels do not improve, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used, particularly in our Midwest operations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED



(LOSS) GAIN ON SALE OF CANADIAN OPERATIONS

     We sold our Canadian operations to Metro, Inc. at the close of business on August 13, 2005. As a result of this sale, we recorded a pretax gain of $912.1 million (gain of $805.3 million after tax) during fiscal 2005. In fiscal 2006, we recorded a charge of $1.3 million as a result of a post-closing working capital adjustment as provided in the Stock Purchase Agreement.

INTEREST EXPENSE

     Interest expense of $73.8 million for fiscal 2006 decreased from the prior year amount of $92.2 million due primarily to (i.) the repurchase of the majority of our 7.75% Notes due April 15, 2007 and our 9.125% Senior Notes due December 15, 2011 resulting in a reduction in interest expense of $17.2 million, and (ii.) the absence of interest expense of $8.4 million relating to our Canadian operations that was recorded during fiscal 2005 but not recorded during fiscal 2006 as a result of its sale, partially offset by (iii.) an increase in interest expense of $5.4 million due to our increased borrowings on our revolving line of credit.

EQUITY IN EARNINGS OF METRO, INC.

     We use the equity method of accounting to account for our investment in Metro, Inc. on the basis that we have significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and through an information technology services agreement with Metro, Inc. During fiscal 2006 and fiscal 2005, we recorded $40.0 million and $7.8 million, respectively, in equity earnings relating to our equity

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

investment in Metro, Inc. Refer to Note 20 - Subsequent Events for further discussion regarding our equity investment in Metro, Inc. subsequent to February 24, 2007.

INCOME TAXES

     The benefit from income taxes from continuing operations for fiscal 2006 was $62.1 million compared to a provision for income taxes from continuing operations for fiscal 2005 of $128.9 million (a $110.4 million provision for our U.S. operations and an $18.5 million provision for our Canadian operations). Consistent with the prior year, we continue to record a valuation allowance against our U.S. net deferred tax assets.

     For fiscal 2006, our effective income tax rate of 174.5% changed from the effective income tax rate of 24.8% for fiscal 2005 as follows:

                                               Fiscal 2006            Fiscal 2005
                                           -------------------   ---------------------
                                             Tax     Effective      Tax      Effective
                                           Benefit    Tax Rate   Provision    Tax Rate
                                           -------   ---------   ---------   ---------
United States                              $62,088    (174.5%)   $(110,388)    21.3%
Canada                                          --        --       (18,539)     3.5
                                           -------    ------     ---------     ----
                                           $62,088    (174.5%)   $(128,927)    24.8%
                                           =======    ======     =========     ====

     The change in our effective tax rate was primarily due to (i.) the recognition of tax benefits during fiscal 2006 as we continue to experience operating losses and these operating losses decrease the overall tax provision previously recorded during fiscal 2005 in connection with our Company's Domestic Reinvestment Plan and events surrounding the sale of our Canadian operations in fiscal 2005, (ii) the recognition of foreign tax credits, (iii) the increase in our valuation allowance that was recorded through the current year tax benefit,
(iv) the tax benefit from not providing deferred taxes on the undistributed earnings of our investment in Metro, Inc., and (v.) the absence of a tax provision that was recorded for our Canadian operations during fiscal 2005 that was not recorded during fiscal 2006 due to the sale of our Canadian operations during the second quarter of fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED


DISCONTINUED OPERATIONS

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

     Income from operations of discontinued businesses, net of tax, for fiscal 2006 was $0.4 million as compared to $1.6 million for fiscal 2005, which was primarily due to adjustments as a result of changes in estimates partially offset by interest accretion on future occupancy payments that were recorded at present value at the time of the original charge.

     The gain on disposal of discontinued operations, net of tax, was $0.6 million for fiscal 2005, which was related to the sale of a Kohl's warehouse in fiscal 2005. There were no similar gains for fiscal 2006.

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

                                                                         (Unfavorable)
                                             Fiscal 2005   Fiscal 2004    Favorable /    % Change
                                             -----------   -----------   -------------   --------
Sales                                         $8,740.3      $10,854.9      $(2,114.6)     (19.5%)
Increase in comparable store sales                 0.5%           0.1%            NA         NA
Gain on sale of Canadian operations              912.1             --          912.1      100.0
Income (loss) from continuing operations         390.4         (184.0)         574.4     >100.0
Income (loss) from discontinued operations         2.2           (4.1)           6.3     >100.0
Net income (loss)                                392.6         (188.1)         580.7     >100.0
Net income (loss) per share - basic               9.74          (4.88)         14.62     >100.0
Net income (loss) per share - diluted             9.64          (4.88)         14.52     >100.0


SALES

     Sales for fiscal 2005 of $8,740.3 million decreased $2,114.6 million or 19.5% from sales of $10,854.9 million for fiscal 2004. The lower sales were due to a decrease in U.S. sales of $301.2 million and a decrease in Canadian sales of $1,813.4 million. The following table presents sales for each of our reportable operating segments for fiscal 2005 and fiscal 2004:

                 Fiscal      Fiscal
                  2005        2004      Decrease   % Change
                --------   ---------   ---------   --------
United States   $7,016.4   $ 7,317.6   $  (301.2)    (4.1%)
Canada           1,723.9     3,537.3    (1,813.4)   (51.3)
                --------   ---------   ---------    -----
   Total        $8,740.3   $10,854.9   $(2,114.6)   (19.5%)
                ========   =========   =========    =====

     The following details the dollar impact of several items affecting the decrease in sales by reportable operating segment from fiscal 2004 to fiscal 2005:

                Impact     Impact     Foreign   Comparable   Impact of
                of New   of Closed   Exchange      Store     Hurricane
                Stores     Stores      Rate        Sales      Katrina      Other       Total
                ------   ---------   --------   ----------   ---------   ---------   ---------
United States    $25.2    $(330.0)    $   --       $30.7      $(36.3)    $     9.2   $  (301.2)
Canada            47.6      (65.1)     162.0         1.6          --      (1,959.5)   (1,813.4)
                 -----    -------     ------       -----      ------     ---------   ---------
   Total         $72.8    $(395.1)    $162.0       $32.3      $(36.3)    $(1,950.3)  $(2,114.6)
                 =====    =======     ======       =====      ======     =========   =========

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

                   Fiscal 2005          Fiscal 2004
                ------------------   ------------------
                  Gross    Rate to     Gross    Rate to
                 Margin    Sales %    Margin    Sales %
                --------   -------   --------   -------
United States   $2,084.4    29.71%   $2,177.9    29.76%
Canada             420.7    24.40       863.2    24.40
                --------    -----    --------    -----
   Total        $2,505.1    28.67%   $3,041.1    28.02%
                ========    =====    ========    =====

     The following table details the dollar impact of several items affecting the gross margin dollar decrease from fiscal 2004 to fiscal 2005:

                                        Gross Margin
                Sales Volume    Rate   Exchange Rate    Other     Total
                ------------   -----   -------------   -------   -------
United States     $ (89.6)     $(3.9)      $  --       $    --   $ (93.5)
Canada              (58.8)       4.5        32.9        (421.1)   (442.5)
                  -------      -----       -----       -------   -------
   Total          $(148.4)     $ 0.6       $32.9       $(421.1)  $(536.0)
                  =======      =====       =====       =======   =======

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

                       Fiscal 2005                 Fiscal 2004
                -------------------------   -------------------------
                  SG&A     Rate to Sales%     SG&A     Rate to Sales%
                --------   --------------   --------   --------------
United States   $2,462.2       35.09%       $2,307.2       31.53%
Canada             363.5       21.09           806.9       22.81
                --------       -----        --------       -----
   Total        $2,825.7       32.33%       $3,114.1       28.69%
                ========       =====        ========       =====

Included in SG&A in the U.S. for fiscal 2005 were certain charges as follows:

- costs relating to the closing of our owned warehouses in Edison, New Jersey and Bronx, New York of $83.2 million (119 basis points) that were not sold as part of the sale of our U.S. distribution operations and some warehouse facilities and related assets to C&S Wholesale Grocers as discussed in Note 8 - Asset Disposition Initiatives;

- costs relating to the closure of stores in the Midwest as discussed in Note 8 - Asset Disposition Initiatives of $114.0 million (163 basis points);

- costs relating to future occupancy costs for four stores closed in connection with Hurricane Katrina, the write-off of an asset for a favorable lease that was recorded for one of these stores that is now closed, our insurance deductible, and other related hurricane costs as discussed in Note 16 - Hurricane Katrina and Impact on U.S. Business of $19.0 million (27 basis points);

- costs relating to the impairment of unrecoverable assets of $17.7 million (25 basis points) as discussed in Note 6 - Valuation of Long-Lived Assets;

- costs relating to an administrative reorganization during fiscal 2005 of $17.6 million (25 basis points);

- costs relating to the consolidation of our operating offices in line with our smaller operations in the U.S. of $14.8 million (21 basis points);

- costs relating to the cash tender offer completed during fiscal 2005 as discussed in Note 9 - Indebtedness of $32.6 million (46 basis points);

- costs relating to the settlement of our net investment hedge as discussed in Note 18 - Hedge of Net Investment in Foreign Operations of $15.4 million (22 basis points); and

- costs relating to workers compensation state assessment charges as discussed in Note 1 - Summary of Significant Accounting Policies of $9.7 million (14 basis points).

Partially offset by:

- recoveries from our VISA/Mastercard antitrust class action litigation as discussed in Note 19 - Commitments and Contingencies of $1.5 million (2 basis points); and

- net gains on real estate activity of $14.9 million (21 basis points) during fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

SG&A in the U.S. for fiscal 2004 also included certain charges as follows:

- costs relating to the impairment of unrecoverable assets of $34.7 million (47 basis points);

- costs relating to severance and other charges of $10.7 million (15 basis points) relating to an administrative reorganization; and

- costs relating to an increase in our workers' compensation and general liability reserves of $27.2 million (37 basis points) in response to both adverse development of prior years' costs and other developments including a continuing trend of rising costs.

Partially offset by:

- a reduction in the vacation accrual of $8.6 million (12 basis points) due to a change in the vacation entitlement practice. Prior to the change in the vacation operating policy, non-union employees were fully vested on the first day of the calendar year. As such under SFAS No. 43, "Compensated Absences", our Company accrued vacation as it was earned by non-union employees (earned in the calendar year immediately preceding the January 1 vesting date). Under the new vacation operating policy, non-union employees vest over the year that vacation is earned, and accordingly, our Company recorded a one-time adjustment to reduce the liability; and

- net gains on real estate activity of $22.5 million (31 basis points) during fiscal 2005.

     Excluding the items listed above, SG&A within our core U.S. operations, as a percentage of sales, decreased by 25 basis points during fiscal 2005 as compared to fiscal 2004 primarily due to a reduction in administrative expenses of $49.5 million, a reduction in advertising costs of $9.9 million, and a reduction in depreciation expense of $9.9 million partially offset by an increase in utilities expense of $15.9 million due to rising costs of oil and gas.

     The decrease in SG&A in Canada of $443.4 million (172 basis points) is primarily due to the inclusion of 24 weeks of costs during fiscal 2005 as compared to 52 weeks of costs during fiscal 2004, in addition to (i.) lower depreciation expense of $21.6 million as the Canadian assets were sold during fiscal 2005, and (ii.) the absence of costs relating to the settlement of the Canadian lawsuit of $24.9 million which were included in fiscal 2004.

     During fiscal 2005 and fiscal 2004, we recorded impairment losses on long-lived assets as follows:

                                                   Fiscal 2005                  Fiscal 2004
                                           --------------------------   --------------------------
                                             U.S.    Canada    Total      U.S.    Canada   Total
                                           -------   ------   -------   -------   ------   -------
Impairments due to closure or conversion
   in the normal course of business        $ 9,851    $506    $10,357   $ 6,000    $709    $ 6,709
Impairments due to unrecoverable assets     17,728      --     17,728    34,688      --     34,688
Impairments due to closure of stores
   impacted by Hurricane Katrina (1)         6,090      --      6,090        --      --         --
Impairments related to our asset
   disposition initiatives (2)              15,463      --     15,463     2,749      --      2,749
                                           -------    ----    -------   -------    ----    -------
   Total impairments                       $49,132    $506    $49,638   $43,437    $709    $44,146
                                           =======    ====    =======   =======    ====    =======

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

     (1)  Refer to Note 16 - Hurricane Katrina and Impact on U.S. Business

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

INTEREST EXPENSE

     Interest expense of $92.2 million for fiscal 2005 decreased from the prior year amount of $114.1 million due primarily to (i.) the repurchase of the majority of our 7.75% Notes due April 15, 2007 and our 9.125% Senior Notes due December 15, 2011 resulting in a reduction in interest expense of $15.8 million, (ii.) a decrease in capitalized interest expense of $1.0 million due mainly to a reduction in new store builds, and (iii.) lower interest expense of $8.8 million relating to our Canadian operations due to the inclusion of its operating results for 24 weeks for fiscal 2005 as compared to 52 weeks for fiscal 2004 as a result of its sale, partially offset by higher interest expense resulting from our on-balance sheet long-term real estate liabilities, which includes sale-leaseback of Company-owned properties entered into in the fourth quarter of fiscal 2003, of approximately $1.4 million and sale-leaseback of locations for which we received landlord allowances of $0.5 million.

INCOME TAXES

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

     For fiscal 2005, our effective income tax rate of 24.8% changed from the effective income tax rate of 0.3% for fiscal 2004 as follows:

                     Fiscal 2005                Fiscal 2004
                ---------------------   ---------------------------
                   Tax      Effective   Tax (Provision)   Effective
                Provision    Tax Rate       Benefit        Tax Rate
                ---------   ---------   ---------------   ---------
United States   $(110,388)    21.3%         $(4,500)         2.5%
Canada            (18,539)     3.5%           3,972         (2.2%)
                ---------     ----          -------         ----
                $(128,927)    24.8%         $  (528)         0.3%
                =========     ====          =======         ====

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

     Income from operations of discontinued businesses, net of tax, for fiscal 2005 was $1.6 million, which was primarily related to adjustments as a result of changes in estimates partially offset by interest accretion on future occupancy payments that were recorded at present value at the time of the original charge. Loss from operations of discontinued businesses, net of tax, was $1.4 million for fiscal 2004, which was primarily related to interest accretion on future occupancy payments that were recorded at present value at the time of the original charge and additional closing costs related to these businesses.

     The gain on disposal of discontinued operations, net of tax, was $0.6 million for fiscal 2005, which was related to the sale of a Kohl's warehouse. The loss on disposal of discontinued operations, net of tax, of $2.7 million for fiscal 2004 related to a post-sale working capital settlement between the buyer and our Company for which the amount was not determinable at the time of the sale of our Eight O'Clock Coffee business.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

     The following table presents excerpts from our Consolidated Statements of Cash Flows:

                                                      Fiscal 2006   Fiscal 2005   Fiscal 2004
                                                      -----------   -----------   -----------
Net cash provided by (used in) operating activities    $  36,722     $ (76,007)    $ 114,458
                                                       ---------     ---------     ---------
Net cash provided by (used in) investing activities    $  48,755     $ 459,297     $(162,501)
                                                       ---------     ---------     ---------
Net cash (used in) provided by financing activities    $(228,937)    $(411,566)    $   4,164
                                                       ---------     ---------     ---------

     Net cash flow provided by operating activities of $36.7 million for fiscal 2006 primarily reflected our net income of $26.9 million, adjusted for non-cash charges for (i.) depreciation and amortization of $177.8 million, (ii.) asset disposition initiatives of $2.3 million, (iii.) proceeds from dividends from Metro, Inc. of $6.9 million partially offset by (iv.) gains on the disposal of owned property of $28.1 million, (v.) income tax benefit of $66.4 million, and (vi.) our equity in earnings of Metro, Inc of $40.0 million, a decrease in receivables of $62.7 million partially offset by a decrease in other accruals of $61.4 million primarily due to timing and a decrease in non-current liabilities of $37.6 million due mainly to closed store accruals. Refer to Working Capital below for discussion of changes in working capital items. Net cash flow used in operating activities of $76.0 million for fiscal 2005 primarily reflected our net income of $392.6 million, adjusted for non-cash charges for (i.) depreciation and amortization of $207.3 million, (ii.) asset disposition initiatives of $185.1 million, (iii.) income tax provision of $98.1 million, and (iv.) other property impairments of $28.1 million, a decrease in inventories of $109.5 million and an increase in other accruals of $48.9 million partially offset by the gain on sale of Canadian operations of $912.1 million, an increase in receivables of $56.1 million, a decrease in accounts payable of $101.3 million, and a decrease in other non-current liabilities of $76.3 million primarily due to the sale of our Canadian operations. Net cash provided by operating activities of $114.5 million for fiscal 2004 primarily reflected our net loss of $188.1 million, adjusted for non-cash charges of $268.1 million for depreciation and amortization and $34.7 million for the Midwest long lived assets / goodwill impairment partially offset by a gain on disposal of owned property and write-down of property, net of $28.7 million, a decrease in accounts receivable of $29.2 million, and an increase in accounts payable of $46.3 million partially offset by an increase in inventories of $12.6 million, an increase in prepaid assets and other current assets of $6.0 million, an increase in other assets of $19.0 million, and a decrease in other accruals of $34.1 million.

     Net cash flow provided by investing activities of $48.8 million for fiscal 2006 primarily reflected proceeds received from the sale of certain of our assets of $41.9 million, an increase in restricted cash of $95.1 million and net proceeds from maturities of marketable securities of $145.8 million partially offset by the purchase of 6 Clemens Markets stores from C&S Wholesale Grocers, Inc. of $24.6 million and property expenditures totaling $208.2 million, which included 4 new supermarkets and 30 major remodels and 35 minor remodels. Net cash flow provided by investing activities of $459.3 million for fiscal 2005 primarily reflected proceeds from the sale of our Canadian operations of $960.7 million, proceeds received from the sale of certain of our assets of $72.3

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

million partially offset by property expenditures totaling $191.1 million, which included 3 new supermarkets and 41 major remodels, disposal related expenditures for sale of the Canadian operations of $53.9 million, payments for derivatives of $15.4 million, the increase in restricted cash of $146.3 million, and the net purchases of marketable securities of $167.0 million. Net cash used in investing activities of $162.5 million for fiscal 2004 primarily reflected property expenditures totaling $216.1 million, which included 24 new supermarkets and 18 major remodels partially offset by cash received from the sale of certain of our assets of $53.6 million.

     On March 5, 2007, our Company announced that we have reached a definitive merger agreement with Pathmark Stores, Inc. in which we will acquire Pathmark Stores, Inc., ("Pathmark") for $1.5 billion in cash, stock, and debt assumption or retirement. This transaction is expected to be completed during the second half of our fiscal year 2007 and is subject to the completion of shareholder and regulatory approvals, as well as other customary closing conditions. For further details surrounding the Pathmark transaction, refer to our Company's Form 8-K and the accompanying exhibits filed with the U.S. Securities and Exchange Commission on March 6, 2007.

     Based on our announced acquisition of Pathmark, for fiscal 2007, we have reduced our planned capital expenditures to $150.0 million, which relate primarily to opening new supermarkets under the Fresh format, opening new liquor stores, enlarging or remodeling supermarkets to the new
Fresh format, and converting supermarkets to the new Gourmet format.

     Net cash flow used in financing activities of $228.9 million for fiscal 2006 primarily reflected principal payments on revolving lines of credit of $1,687.1 million, principal payments on capital leases of $5.3 million, and dividends paid of $299.1 million partially offset by proceeds under revolving lines of credit of $1,757.1 million and proceeds from the exercise of stock options of $6.0 million. Net cash flow used in financing activities of $411.6 million for fiscal 2005 primarily reflected principal payments on long term borrowings of $414.0 million and principal payments on capital leases of $11.0 million partially offset by proceeds from the exercise of stock options of $26.1 million. Net cash provided by financing activities of $4.2 million for fiscal 2004 primarily reflected net proceeds from long term real estate liabilities of $37.1 million partially offset by principal payments on capital leases of $13.5 million, a decrease in book overdrafts of $13.7 million and principal payments on long term borrowings of $6.1 million.

     We operate under an annual operating plan which is reviewed and approved by our Board of Directors and incorporates the specific operating initiatives we expect to pursue and the anticipated financial results of our Company. Our plan for fiscal 2007 at this time has been approved and we believe that our present cash resources, including invested cash on hand as well as our marketable securities, available borrowings from our Revolving Credit Agreement ("Revolver") and other sources, are sufficient to meet our needs.

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

     On April 25, 2006, our Company paid a special one-time dividend to our shareholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of "Additional paid in capital" in our Consolidated Balance Sheets at February 24, 2007. The transaction was funded primarily by cash available on the balance sheet resulting from the strategic restructuring of the Company during fiscal 2005.

     Our planned acquisition of Pathmark requires approximately $1.5 billion of cash proceeds to finance the equity purchase and pay down debt obligations. Our Company has adequate funding to meet these needs including fully committed financing from Bank of America and Lehman Brothers.

WORKING CAPITAL

     We had working capital of $190.5 million at February 24, 2007 compared to working capital of $599.7 million at February 25, 2006. We had cash and cash equivalents aggregating $86.2 million at February 24, 2007 compared to $229.6 million at February 25, 2006. The decrease in working capital was attributable primarily to the following:

- A decrease in cash and cash equivalents as detailed in the Consolidated Statements of Cash Flows;

- A decrease in restricted cash and marketable securities due primarily to the payment of a one-time special dividend as discussed in Note 3 - Special One-time Dividend;

- A decrease in accounts receivable mainly due to special initiatives to reduce receivables;

- A decrease in prepaid expenses and other current assets mainly due to the timing of payments; and

- An increase in the current portion of our long-term debt primarily due to our 7.75% Notes becoming due on April 15, 2007.

Partially offset by the following:

- A decrease in accounts payable (inclusive of book overdrafts) due to the timing of payments;

- A decrease in accrued salaries, wages and benefits, and taxes due primarily to the timing of payments; and

-    A decrease in other accruals due to timing.

LETTER OF CREDIT AGREEMENT

     During fiscal 2005, we entered into a cash collateralized, Letter of Credit Agreement that enabled us to issue letters of credit up to $200 million. During the third quarter of fiscal 2006, our Company transferred 6,000,000 of our Class A subordinate shares of Metro, Inc. from our foreign subsidiary to the United States. These transferred shares were being used as collateral for the Letter of Credit Agreement and have allowed us to reduce the amount of restricted cash and/or marketable securities we were previously required to maintain as collateral. As a result of this transfer, the Letter of Credit Agreement was amended to enable us to issue letters of credit up to

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

$150 million. At February 24, 2007 and February 25, 2006, there were $138.3 million and $144.7 million, respectively, in letters of credit outstanding under this agreement.

     On March 13, 2007, in connection with our agreement to acquire Pathmark Stores, Inc., our Company sold 6,350,000 shares of its holdings in Metro, Inc. for proceeds of approximately $203.5 million resulting in a net gain of $71.6 million. Of the total proceeds received, $190.0 million are being held as restricted cash to collateralize our outstanding letters of credit. After the sale, our Company continues to hold 11,726,645 Class A subordinate shares of Metro, Inc, representing approximately 10.21% of the outstanding shares of Metro, Inc. as of its first quarter ended December 23, 2006.

     In March 2007, our Letter of Credit Agreement and Revolver were amended to allow for the sale of such shares provided that the net proceeds from such sales are deposited in a restricted cash account.

REVOLVING CREDIT AGREEMENT

     During fiscal 2005, we also secured a $150 million Revolver with four lenders enabling us to borrow funds on a revolving basis for working capital loans and letters of credit. The Revolver includes a $100 million accordion feature which gives us the ability to increase commitments from $150 million to $250 million. Effective April 4, 2006, we exercised the accordion option and increased our commitments to $250 million. Under the terms of this agreement, should availability fall below $25.0 million and should cash on hand fall below $50.0 million, a borrowing block will be implemented which provides that no additional loans be made unless we are able to maintain a minimum consolidated EBITDA covenant on a trailing twelve month basis. In the event that availability falls below $25.0 million, cash on hand falls below $50.0 million, and we do not maintain the required minimum EBITDA covenant, unless otherwise waived or amended, the lenders may, at their discretion, declare, in whole or in part, all outstanding obligations immediately due and payable.

     The Revolver is collateralized by inventory, certain accounts receivable and pharmacy scripts. Borrowings under the Revolver bear interest based on LIBOR or Prime interest rate pricing. This agreement expires in November 2010. At February 24, 2007, there were no letters of credit outstanding under this agreement and there were $70.0 million in outstanding borrowings under the Revolver. As of February 24, 2007, after reducing availability for borrowing base requirements, we had $180.0 million available under the Revolver. Combined with cash we held in short-term investments and restricted marketable securities of $25.4 million, we had total cash availability of $205.4 million at February 24, 2007.

     Under the Revolver, we are permitted to pay cumulative cash dividends on common shares as well as make bond repurchases.

PUBLIC DEBT OBLIGATIONS

     Outstanding notes totaling $244.7 million at February 24, 2007 consisted of $31.9 million of 7.75% Notes due April 15, 2007, $12.8 million of 9.125% Senior Notes due December 15, 2011

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

and $200 million of 9.375% Notes due August 1, 2039. Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125% and 7.75% Notes. The 7.75% Notes are not redeemable prior to their maturity. The 9.375% Notes are now callable at par ($25 per bond) and the 9.125% Notes are now callable at a premium to par (104.563%). The 9.375% Notes are unsecured obligations and were issued under the terms of our senior debt securities indenture, which contains among other provisions, covenants restricting the incurrence of secured debt. The 9.375% Notes are effectively subordinate to the Revolver and do not contain cross default provisions. All covenants and restrictions for the 7.75% Notes and the 9.125% Senior Notes have been eliminated in connection with the cash tender offer as discussed in Note 9 - Indebtedness in the Notes to the Consolidated Financial Statements. Our notes are not guaranteed by any of our subsidiaries. During fiscal 2006, there were no repurchases of our public debt obligations.

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

OTHER

     During fiscal 2006 and fiscal 2005, we sold 1 and 5 properties, respectively, and simultaneously leased them back from the purchaser. However, due to our Company's continuing involvement with 1 of these properties in fiscal 2005, as (i.) we receive sublease income that is more than 10% of the fair market value of this property, (ii.) lease contains renewal options that extend beyond the economic useful life of the property, and (iii.) we are obligated to repurchase the property if certain circumstances occur, the sale did not qualify for sale-leaseback accounting in accordance with SFAS 98, "Accounting for Leases" but rather as a long-term real estate liability under the provisions of SFAS 66, "Accounting for Sales of Real Estate" ("SFAS 66"). In accordance with SFAS 66, the carrying value of this property of approximately $9.0 million remained on our Consolidated Balance Sheets at February 26, 2005, and no sale was recognized. Instead the sales price of this property of $20.8 million was recorded as a long-term real estate liability with a maturity of 20 years within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 25, 2006. In addition, the lease payments are being charged to "Interest expense" in our Consolidated Statements of Operations. This property was sold for a profit resulting in a gain, after deducting expenses, which has been deferred and will not be recognized until the end of the lease when our continuing involvement ceases.

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

     The remaining 1 and 4 properties sold and simultaneously leased back from the purchaser during fiscal 2006 and fiscal 2005, respectively, had a carrying value of approximately $2.5 million and $16.1 million, respectively. Net proceeds received related to these transactions amounted to approximately $9.2 million and $32.6 million, respectively. These properties were sold for a profit resulting in (i.) a gain that was immediately recognized of $1.3 million and $5.1 million, respectively, as we are leasing back more than a minor part but less than substantially all of the property sold in accordance with SFAS 28, "Accounting for Sales with Leasebacks," and (ii.) a deferred gain after deducting expenses of $5.4 million and $11.1 million, respectively, which will be recognized as an offset to rent expense over the remaining life of the leases.

     During fiscal 2006, fiscal 2005, and fiscal 2004, we recognized gains related to all of our sale-leaseback transactions of $5.3 million, of which $1.3 million related to recognition of a portion of the gain on sale in the current year as we are leasing back more than a minor part but less than substantially all of the property as discussed above, $8.8 million, of which $5.1 million related to recognition of a portion of the gain on sale in the current year as we are leasing back more than a minor part but less than substantially all of the property sold as discussed above, and $2.6 million, respectively. The remaining deferred gain at February 24, 2007 and February 25, 2006 amounted to $64.7 million and $63.5 million, respectively.

     We may enter into similar transactions for other owned properties from time to time in the future.

     We currently have effective Registration Statements filed with the Securities and Exchange Commission dated January 23, 1998 and June 23, 1999, allowing us to offer up to $75 million of debt and/or equity securities at terms contingent upon market conditions at the time of sale.

     Although our Company paid a special one-time dividend to our shareholders of record on April 17, 2006 equal to $7.25 per share, our Company's policy is to not pay dividends. As such, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2007. However, our Company is permitted, under the terms of our Revolver, to pay cash dividends on common shares.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

     As of February 24, 2007, we have the following contractual obligations and commitments:

                                           Payments Due by Period (in millions)
                              --------------------------------------------------------------
                                          Less than
Contractual Obligations         Total       1 Year    1 - 3 Years   4 - 5 Years   Thereafter
-----------------------       ---------   ---------   -----------   -----------   ----------
Debt (1)                      $   316.3    $   32.1     $    0.2     $    83.1     $   200.9
Capital Leases (2)                 68.1         4.6          8.9           8.1          46.5
Operating Leases (2)            2,063.0       182.7        354.5         323.6       1,202.2
Long-term Real Estate
   Liabilities (2)                639.3        36.4         73.2          73.8         455.9
Pension Obligations (3)            40.7         4.3          8.5           8.4          19.5
Postretirement
   Obligations (4)                 18.6         1.0          2.2           2.4          13.0
Occupancy Payments (5)            390.5        42.7         76.3          65.9         205.6
Severance and other
   related items (6)                7.5         5.0          1.1           0.3           1.1
Interest (7)                      614.4        20.3         40.0          39.8         514.3
Environmental Liability (8)         2.7         0.9          0.8           0.6           0.4
Postemployment
   Obligations (9)                  9.5         1.3          2.6           2.6           3.0
Defined Contribution
   Plans (10)                       9.0         9.0           --            --            --
Multi-employer Pension
   Plans (10)                      32.1        32.1           --            --            --
Purchase Commitments (11)
   Equipment Purchases              2.7         2.7           --            --            --
   Equipment Rentals                2.9         0.7          1.7           0.5            --
   Suppliers                   27,346.9     2,671.9      4,657.8       3,875.6      16,141.6
   Manufacturers/Vendors           12.8         8.5          1.5           1.1           1.7
   Service Contracts               44.9        22.0         22.9            --            --
   Consulting                       7.3         6.8          0.5            --            --
                              ---------    --------     --------     ---------     ---------
Total                         $31,629.2    $3,085.0     $5,252.7     $ 4,485.8     $18,805.7
                              =========    ========     ========     =========     =========

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

(3) Amounts represent future contributions to our defined benefit pension plans. Refer to Note 13 of our Consolidated Financial Statements for information regarding our defined benefit pension plans.

(4) Amounts represent future benefit payments that were actuarially determined for our postretirement benefit obligation. Refer to Note 13 of our Consolidated Financial Statements for information regarding our postretirement benefits.

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

(7) Amounts represent contractual amounts due. Refer to Note 9 of our Consolidated Financial Statements for information regarding our interest payments. Note that amounts presented exclude estimates on current and future variable interest rate payments as these amounts cannot be estimated as of the balance sheet date due to the variability in our expected borrowings.

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

                              Expiration of Commitments (in millions)
                    ----------------------------------------------------------
                            Less than
Other Commitments   Total     1 Year    1 - 3 Years   4 - 5 Years   Thereafter
-----------------   -----   ---------   -----------   -----------   ----------
Guarantees           $1.5      $0.2         $0.5          $0.8          $--
                     ====      ====         ====          ====          ===

     We are the guarantor of a loan of $1.5 million related to a shopping center, which will expire in 2011.

     In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases"). When the Assigned Leases were assigned, we generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 24, 2007, 110 Assigned Leases remain in place. Assuming that each respective assignee became unable to continue to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately $323.2 million, which could be partially or totally offset by reassigning or subletting such leases.

     Our existing senior debt rating was Caa1 with negative outlook with Moody's Investors Service ("Moody's") and B- with stable outlook with Standard & Poor's Ratings Group ("S&P") as of February 24, 2007. Our liquidity rating was SGL3 with Moody's as of February 24, 2007. Our recovery rating was 1 with S&P as of February 24, 2007 indicating a high expectation of 100% recovery of our senior debt to our lenders. On March 5, 2007, Moody's placed our long term ratings under review for possible downgrade and affirmed the Speculative Grade Liquidity Rating of SGL-3 in connection with our agreement to acquire Pathmark Stores, Inc. On February 28, 2007, S&P changed our existing senior debt rating from B-with stable outlook to B- with negative implications in connection with our agreement to acquire Pathmark Stores, Inc.

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

INTEREST RATES

     Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We do not have cash flow exposure due to rate changes on our $246.3 million in total indebtedness as of February 24, 2007 because they are at fixed interest rates. However, we do have cash flow exposure on our committed bank lines of credit due to our variable floating rate pricing. Accordingly, during fiscal 2006, a presumed 1% change in the variable floating rate would have impacted interest expense by $0.8 million. During fiscal 2005 and fiscal 2004, a presumed 1% change in the variable floating rate would not have impacted interest expense as there were minimal or no borrowings under our committed bank lines of credit.

FOREIGN EXCHANGE RISK

     We are exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. A change in the Canadian currency of 10% would have resulted in a fluctuation in our investment in Metro, Inc. of $30.2 million and $33.9 million at February 24, 2007 and February 25, 2006, respectively. We do not believe that a change in the Canadian currency of 10% will have a material effect on our statements of operations or cash flows.

     During fiscal 2005, we entered into a six month currency exchange forward contract totaling $900 million Canadian dollar notional value to hedge our net investment in our Canadian foreign operation against adverse movements in exchange rates. Also during fiscal 2005 and upon completion of the sale of our Canadian operations as discussed in Note 18 - Hedge of Net Investment in Foreign Operations, this forward contract was terminated prior to its expiration.

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

SELF-INSURANCE RESERVES

     Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The total current and non-current liability for self-insurance reserves recorded at February 24, 2007 was $133.0 million. The discount rate used at February 24, 2007 was 4.75% and was based on the timing of the projected cash flows of future payments to be made for claims. A 1% increase in the discount rate would decrease the required liability by $3.7 million. Conversely, a 1% decrease in the discount rate would increase the required liability by $4.0 million. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

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

     We also review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2006, we recorded property impairment losses of $5.9 million as follows:

                                                                Fiscal 2006
                                                                -----------
Impairments due to closure or conversion in the normal course
   of business                                                     $4,836
Impairments related our asset disposition initiatives (1)           1,049
                                                                   ------
Total impairments                                                  $5,885
                                                                   ======

(1)  Refer to Note 8 - Asset Disposition Initiatives.

     All of these amounts are included in SG&A in our Consolidated Statements of Operations. The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

     If current operating levels do not improve, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used, particularly in our Midwest operations.

CLOSED STORE AND CLOSED WAREHOUSE RESERVES

     For closed stores and warehouses that are under long-term leases, we record a discounted liability using a risk free rate for the future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable recoveries from projected sublease rentals. If estimated cost recoveries exceed our liability for future minimum lease payments, the excess is recognized as income over the term of the sublease. We estimate future net cash flows based on our experience in and our knowledge of the market in which the closed store and warehouse is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. While these factors have been relatively stable in recent years, variation in these factors could cause changes to our estimates. As of February 24, 2007, we had recorded liabilities for estimated probable obligations of $160 million. Of this amount, $17 million relates to stores closed in the normal course of business, $135 million relates to stores closed as part of the asset disposition initiatives (see Note 8 of our Consolidated Financial Statements), and $8 million relates to stores closed as part of our exit of the northern New England and Kohl's businesses (see Note 7 of our Consolidated Financial Statements).

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED


EMPLOYEE BENEFIT PLANS

     The determination of our obligation and expense for pension and other postretirement benefits is dependent, in part, on our selection of certain assumptions used by our actuaries in calculating these amounts. These assumptions are disclosed in Note 13 of our Consolidated Financial Statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs. In accordance with U.S. GAAP, actual results that differ from our Company's assumptions are accumulated and amortized over future periods and, therefore, affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense.

     An example of how changes in these assumptions can affect our financial statements occurred in fiscal 2006. Based on our review of market interest rates, actual return on plan assets and other factors, we raised our discount rate for U.S. plans to 5.75% at year-end 2006 from 5.50% at year-end 2005. We also raised our expected return on plan assets for U.S. plans to 6.75% at year-end 2006 from 6.50% at year-end 2005. These rates are applied to the calculated value of plan assets and liabilities, which results in an amount that is included in pension expense or income in the following years. When not considering other changes in assumptions or actual return on plan assets, a 1% change in the discount rate alone would either increase the benefit obligation by $22.9 million or decrease the benefit obligation by $19.3 million, and a 1% change in expected return on plan assets alone would either increase or decrease 2006 U.S. pension expense by $1.8 million.

     When not considering other changes in assumptions for our postretirement benefits, a 1% change in the U. S. discount rate for each future year on the sum of U.S. 2006 service and interest cost would either increase by $0.03 million or decrease by $0.04 million, while the accumulated postretirement benefit obligation would either increase by $1.9 million or decrease by $1.6 million. The effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of U.S. 2006 service and interest cost would either be an increase or decrease of $0.1 million, while accumulated postretirement benefit obligation would either increase by $1.1 million or decrease by $1.0 million.

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

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

     In October 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FAS 13-1 ("FSP FAS 13-1"), which requires companies to expense rental costs associated with ground or building operating leases that are incurred during a construction period. As a result, companies that are currently capitalizing these rental costs are required to expense them beginning in its first reporting period beginning after December 15, 2005. FSP FAS 13-1 was effective for our Company as of the first quarter of fiscal 2006. We evaluated the provisions of FSP FAS 13-1 and have adopted the guidance. This adoption did not have a material impact on our Company's financial position or results of operations.

     In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in our financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 (our year ended February 28, 2009). Our Company is currently evaluating the impact, if any, of the provisions of SFAS 157.

     In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158") and is effective for our fiscal year ended February 24, 2007. SFAS 158 was issued to improve the overall financial statement presentation of pension and other postretirement plans and does not impact the determination of net periodic benefit cost or the measurement of plan assets or obligations. This standard requires companies to recognize the funded status of their defined benefit pension and other postretirement benefit plans as a net liability or asset on their balance sheets and requires any unrecognized prior service costs and actuarial gains or losses to be recognized as a component of accumulated other comprehensive income or loss. We adopted these requirements of SFAS 158 as of February 24, 2007. Additionally, SFAS 158 no longer allows companies to measure their plans as of any date other than the end of their fiscal year; however, this provision is not effective for companies until fiscal years ending after December 15, 2008 (our year ended February 28, 2009). We currently measure our plan assets and obligations using a December 31 measurement date. We are currently evaluating which of the two transition methods to use and when we will adopt the change in measurement date. Refer to Note 13 - Retirement Plans and Benefits for the disclosures required by SFAS 158 and the impact of its adoption.

     In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). This bulletin provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. SAB 108 is effective for our fiscal year ending February 24, 2007. The cumulative effect, if any, of applying the provisions of SAB 108 will be reported as an adjustment to beginning-of-year retained earnings. We have evaluated the provisions of SAB 108 and the guidance did not have an impact on our Company's financial condition or results of operations.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities--including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007 (our year ended February 28, 2009). Our Company is currently evaluating the impact, if any, of the provisions of SFAS 159.

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)

                                                  Fiscal 2006   Fiscal 2005   Fiscal 2004
                                                  -----------   -----------   -----------
Sales                                             $ 6,850,268   $ 8,740,347   $10,854,911
Cost of merchandise sold                           (4,785,821)   (6,235,275)   (7,813,771)
                                                  -----------   -----------   -----------
Gross margin                                        2,064,447     2,505,072     3,041,140
Store operating, general and
   administrative expense                          (2,074,522)   (2,825,730)   (3,114,062)
                                                  -----------   -----------   -----------
Loss from operations                                  (10,075)     (320,658)      (72,922)
(Loss) gain on sale of Canadian operations             (1,299)      912,129            --
Interest expense                                      (73,814)      (92,248)     (114,107)
Interest income                                         9,613        13,457         2,776
Minority interest in earnings of consolidated
   franchisees                                             --        (1,131)          772
Equity in earnings of Metro, Inc.                      40,003         7,801            --
                                                  -----------   -----------   -----------
(Loss) income from continuing operations
   before income taxes                                (35,572)      519,350      (183,481)
Benefit from (provision for) income taxes              62,088      (128,927)         (528)
                                                  -----------   -----------   -----------
Income (loss) from continuing operations               26,516       390,423      (184,009)
Discontinued operations:
   Income (loss) from operations of
      discontinued businesses, net of
      tax provision of $274, $1,178 and $0 for
      the years ended February 24, 2007,
      February 25, 2006, and February 26, 2005,
      respectively                                        377         1,626        (1,387)
   Gain (loss) on disposal of discontinued
      operations, net of tax provision
      of $0, $421 and $0 for the years ended
      February 24, 2007, February 25, 2006,
      February 26, 2005, respectively                      --           581        (2,702)
                                                  -----------   -----------   -----------
   Income (loss) from discontinued operations             377         2,207        (4,089)
                                                  -----------   -----------   -----------
Net income (loss)                                 $    26,893   $   392,630   $  (188,098)
                                                  ===========   ===========   ===========
Net income (loss) per share - basic:
   Continuing operations                          $      0.64   $      9.69   $     (4.77)
   Discontinued operations                               0.01          0.05         (0.11)
                                                  -----------   -----------   -----------
Net income (loss) per share - basic               $      0.65   $      9.74   $     (4.88)
                                                  ===========   ===========   ===========
Net income (loss) per share - diluted:
   Continuing operations                          $      0.63   $      9.59   $     (4.77)
   Discontinued operations                               0.01          0.05         (0.11)
                                                  -----------   -----------   -----------
Net income (loss) per share - diluted             $      0.64   $      9.64   $     (4.88)
                                                  ===========   ===========   ===========
Weighted average common shares outstanding:
      Basic                                        41,430,600    40,301,132    38,558,598
                                                  ===========   ===========   ===========
      Diluted                                      41,902,358    40,725,942    38,558,598
                                                  ===========   ===========   ===========

                 See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                  (Dollars in thousands, except share amounts)

                                                                                       (Accumu-
                                                                       Accumulated      lated
                                       Common stock      Additional       other        deficit)       Total
                                  --------------------     paid-in    comprehensive   retained    stockholders'
                                    Shares      Amount     capital    (loss) income    earnings       equity
                                  ----------   -------   ----------   -------------   ---------   -------------
BALANCE AT 2/28/04                38,518,905    38,519     459,579       (27,239)       (78,100)      392,759
Net loss                                                                               (188,098)     (188,098)
Stock options exercised              246,094       246       1,380                                      1,626
Other share based awards                                     3,584                                      3,584
Other comprehensive income                                                23,931                       23,931
                                  ----------   -------   ---------      --------      ---------     ---------
BALANCE AT 2/26/05                38,764,999    38,765   $ 464,543        (3,308)      (266,198)      233,802
Net income                                                                              392,630       392,630
Stock options exercised            2,378,685     2,379      23,677                                     26,056
Other share based awards               5,303         5       8,973                                      8,978
Other comprehensive income                                                10,261                       10,261
                                  ----------   -------   ---------      --------      ---------     ---------
BALANCE AT 2/25/06                41,148,987   $41,149   $ 497,193      $  6,953      $ 126,432     $ 671,727
Net income                                                                               26,893        26,893
Cash dividends on common stock-
   $7.25 per share                                        (299,089)                                  (299,089)
Stock options exercised              414,104       414       5,580                                      5,994
Other share based awards              26,104        26       8,108                                      8,134
Tax benefit of stock options                                 1,076                                      1,076
Initial adoption of SFAS 158                                              19,196                       19,196
Other comprehensive loss                                                  (3,261)                      (3,261)
                                  ----------   -------   ---------      --------      ---------     ---------
BALANCE AT 2/24/07                41,589,195   $41,589   $ 212,868      $ 22,888      $ 153,325     $ 430,670
                                  ==========   =======   =========      ========      =========     =========

COMPREHENSIVE INCOME (LOSS)                                          Fiscal 2006   Fiscal 2005   Fiscal 2004
---------------------------                                          -----------   -----------   -----------
Net income (loss)                                                      $26,893      $392,630      $(188,098)
                                                                       -------      --------      ---------
   Foreign currency translation adjustment                              (3,164)        9,839         26,927
   Net unrealized gain (loss) on marketable securities, net of tax         993        (1,015)            --
   Net unrealized (loss) gain on derivatives, net of tax                    --           (57)           215
   Minimum pension liability adjustment, prior to adoption of
      SFAS 158, net of tax                                              (1,090)        1,494         (3,211)
                                                                       -------      --------      ---------
Other comprehensive (loss) income, net of tax                           (3,261)       10,261         23,931
                                                                       -------      --------      ---------
Total comprehensive income (loss)                                      $23,632      $402,891      $(164,167)
                                                                       =======      ========      =========

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME BALANCES

                                                                                 Pension
                                             Net Unrealized                      & Other     Accumulated
                                 Foreign      (Loss) / Gain   Net Unrealized      Post-         Other
                                 Currency     on Marketable    (Loss) / Gain   retirement   Comprehensive
                               Translation     Securities     on Derivatives    Benefits    (Loss) Income
                               -----------   --------------   --------------   ----------   -------------
Balance at
   February 28, 2004            $(23,892)        $    --          $(158)        $ (3,189)     $(27,239)
Current period change             26,927              --            215           (3,211)       23,931
                                --------         -------          -----         --------      --------
Balance at
   February 26, 2005            $  3,035              --             57           (6,400)       (3,308)
Current period change              9,839          (1,015)           (57)           1,494        10,261
                                --------         -------          -----         --------      --------
Balance at
   February 25, 2006              12,874          (1,015)            --           (4,906)        6,953
Current period change             (3,164)            993             --           (1,090)
                                                                                                (3,261)
Initial adoption of SFAS 158          --              --             --           19,196        19,196
                                --------         -------          -----         --------      --------
Balance at
   February 24, 2007            $  9,710         $   (22)         $  --         $ 13,200      $ 22,888
                                ========         =======          =====         ========      ========

                 See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except share amounts)

                                                              February      February
                                                              24, 2007      25, 2006
                                                            -----------   -----------
ASSETS
Current assets:
   Cash and cash equivalents                                $    86,194   $   229,589
   Restricted cash                                               51,176       146,309
   Restricted marketable securities                              20,335            --
   Marketable securities                                             --       167,405
   Accounts receivable, net of allowance for doubtful
      accounts of $4,514 and $7,042 at February 24, 2007
      and February 25, 2006, respectively                       117,082       175,939
   Inventories                                                  411,370       405,310
   Prepaid expenses and other current assets                     62,751        85,462
                                                            -----------   -----------
      Total current assets                                      748,908     1,210,014
                                                            -----------   -----------
Property:
   Land                                                          44,878        51,899
   Buildings                                                    200,404       213,639
   Equipment                                                  1,299,468     1,304,053
   Leasehold improvements                                       916,115     1,114,989
                                                            -----------   -----------
      Total - at cost                                         2,460,865     2,684,580
   Less accumulated depreciation and amortization            (1,541,543)   (1,809,440)
                                                            -----------   -----------
   Property owned, net                                          919,322       875,140
   Property under capital leases, net                            20,676        23,094
                                                            -----------   -----------
Property - net                                                  939,998       898,234
Equity investment in Metro, Inc.                                368,871       338,756
Other assets                                                     53,846        51,861
                                                            -----------   -----------
   Total assets                                             $ 2,111,623   $ 2,498,865
                                                            ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt                        $    32,069   $       569
   Current portion of obligations under capital leases            1,554         2,274
   Accounts payable                                             197,500       209,774
   Book overdrafts                                               31,833        35,447
   Accrued salaries, wages and benefits                         115,719       121,734
   Accrued taxes                                                 34,452        34,215
   Other accruals                                               145,264       206,260
                                                            -----------   -----------
      Total current liabilities                                 558,391       610,273
                                                            -----------   -----------
Long-term debt                                                  284,214       246,282
Long-term obligations under capital leases                       29,938        32,270
Long-term real estate liabilities                               300,832       297,453
Other non-current liabilities                                   507,578       640,860
                                                            -----------   -----------
   Total liabilities                                          1,680,953     1,827,138
                                                            -----------   -----------
Commitments and contingencies

Stockholders' equity:
   Preferred stock - no par value; authorized - 3,000,000
      shares; issued - none                                          --            --
   Common stock - $1 par value; authorized - 80,000,000
      shares; issued and outstanding - 41,589,195 and
      41,148,987 shares at February 24, 2007 and
      February 25, 2006, respectively                            41,589        41,149
   Additional paid-in capital                                   212,868       497,193
   Accumulated other comprehensive income                        22,888         6,953
   Retained earnings                                            153,325       126,432
                                                            -----------   -----------
      Total stockholders' equity                                430,670       671,727
                                                            -----------   -----------
   Total liabilities and stockholders' equity               $ 2,111,623   $ 2,498,865
                                                            ===========   ===========

                 See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                            Fiscal 2006   Fiscal 2005   Fiscal 2004
                                                            -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                           $    26,893    $ 392,630     $(188,098)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Asset disposition initiatives                                  2,296      185,122        (1,448)
   Depreciation and amortization                                177,754      207,329       268,105
   Income tax (benefit) provision                               (66,435)      98,079        (1,370)
   Gains on disposal of owned property and write-down of
      property, net                                             (28,135)     (24,787)      (28,704)
   Impairment loss relating to Hurricane Katrina                     --        6,090            --
   Midwest long-lived asset / goodwill impairment charge             --           --        34,688
   Other property impairments                                     4,668       28,085         8,629
   (Gain) loss on disposal of discontinued operations                --       (1,002)        2,702
   Loss (gain) on sale of Canadian operations                     1,299     (912,129)           --
   Loss on derivatives                                               --       15,446            --
   Loss on early extinguishment of debt                              --       28,623            --
   Non-cash impact of early extinguishment of debt                   --          809            --
   Other share based awards                                       8,134        8,978            --
   Equity in earnings of Metro, Inc.                            (40,003)      (7,801)           --
   Proceeds from dividends from Metro, Inc.                       6,858        4,708            --
Other changes in assets and liabilities:
   Decrease (increase) in receivables                            62,741      (56,130)       29,223
   (Increase) decrease in inventories                            (1,264)     109,521       (12,614)
   Decrease (increase) in prepaid expenses and other
      current assets                                              3,062          585        (6,024)
   Decrease (increase) in other assets                            3,044       (7,344)      (19,041)
   (Decrease) increase in accounts payable                      (19,199)    (101,342)       46,295
   Decrease in accrued salaries, wages and benefits, and
      taxes                                                      (9,202)     (31,414)      (24,170)
   (Decrease) increase in other accruals                        (61,395)      48,931       (34,121)
   Increase (decrease) in minority interest                          --        1,806        (3,542)
   (Decrease) increase in other non-current liabilities         (37,641)     (76,309)       42,591
   Other, net                                                     3,247        5,509         1,357
                                                            -----------    ---------     ---------
Net cash provided by (used in) operating activities              36,722      (76,007)      114,458
                                                            -----------    ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Expenditures for property                                   (208,159)    (191,050)     (216,142)
   Proceeds from disposal of property                            41,880       72,293        53,641
   Purchase of business                                         (24,619)          --            --
   Proceeds from sale of Canadian operations, net of cash
      disposed                                                       --      960,689            --
   Disposal related expenditures for sale of Canadian
      operations                                                 (1,299)     (53,882)           --
   Payments for derivatives                                          --      (15,446)           --
   Increase (decrease) in restricted cash                        95,133     (146,309)           --
   Purchases of marketable securities                          (148,700)    (667,808)           --
   Proceeds from maturities of marketable securities            294,519      500,810            --
                                                            -----------    ---------     ---------
Net cash provided by (used in) investing activities              48,755      459,297      (162,501)
                                                            -----------    ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds under revolving lines of credit                   1,757,100           --            --
   Principal payments on revolving lines of credit           (1,687,100)          --            --
   Proceeds from short-term borrowings                               --           --         3,000
   Principal payments on short-term borrowings                       --           --        (3,000)
   Principal payments on long-term borrowings                       (80)    (413,961)       (6,068)
   Long-term real estate liabilities                              3,379       22,122        37,086
   Principal payments on capital leases                          (5,278)     (11,033)      (13,454)
   Proceeds from capital leases                                      --       10,000            --
   Decrease in book overdrafts                                   (3,614)     (42,957)      (13,665)
   Deferred financing fees                                         (249)      (1,793)       (1,334)
   Dividends paid                                              (299,089)          --            --
   Proceeds from exercises of stock options                       5,994       26,056         1,599
                                                            -----------    ---------     ---------
Net cash (used in) provided by financing activities            (228,937)    (411,566)        4,164
                                                            -----------    ---------     ---------
   Effect of exchange rate changes on cash and
      cash equivalents                                               65          117         4,619
                                                            -----------    ---------     ---------
Net decrease in cash and cash equivalents                      (143,395)     (28,159)      (39,260)
Cash and cash equivalents at beginning of year                  229,589      257,748       297,008
                                                            -----------    ---------     ---------
Cash and cash equivalents at end of year                    $    86,194    $ 229,589     $ 257,748
                                                            ===========    =========     =========

                 See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Dollars in thousands, except share amounts, and where noted)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

     The consolidated financial statements include the accounts of The Great Atlantic & Pacific Tea Company, Inc. ("We," "Our," "Us" or "our Company") and all subsidiaries. Significant intercompany accounts and transactions have been eliminated. Our Company uses the equity method of accounting for our investment in Metro, Inc. as we exert significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and through an information technology services agreement with Metro, Inc.

     At February 24, 2007, we operated retail supermarkets in the United States. The operations are mainly in the Eastern part of the U.S. and certain parts of the Midwest. Our principal stockholder, Tengelmann Warenhandelsgesellschaft KG ("Tengelmann"), owned 52.9% of our common stock as of February 24, 2007.

     As further discussed in Note 3 - Equity Investment in Metro, Inc., we sold our Canadian business at the close of business on August 13, 2005 to Metro, Inc., a supermarket and pharmacy operator in the Provinces of Quebec and Ontario, Canada. Although the Canadian operations have been sold, our Company retained significant continuing involvement in the operations of this business due to our ongoing equity interests and through an information technology services agreement.

Fiscal Year

     Our fiscal year ends on the last Saturday in February. Fiscal 2006 ended February 24, 2007, fiscal 2005 ended February 25, 2006, and fiscal 2004 ended February 26, 2005. Fiscal 2006, 2005 and fiscal 2004 were each comprised of 52 weeks.

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

Revenue Recognition

     Retail revenue is recognized at point-of-sale. Discounts and allowances that we provide to our customers are accounted for as a reduction to sales and are recorded at point-of-sale.

Cost of Merchandise Sold

     Cost of merchandise sold includes cost of inventory sold during the period, including purchasing and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs, internal transfer costs and other distribution costs through C&S Wholesale Grocers, Inc.

Vendor Allowances

     Vendor allowances that relate to our Company's buying and merchandising activities consist primarily of advertising, promotional and slotting allowances. With the exception of allowances described below, all allowances are recognized as a reduction of cost of goods sold when the related performance is completed and the related inventory is sold. Lump-sum payments received for multi-year contracts are generally amortized on a straight line basis over the life of the contracts. Vendor rebates or refunds that are contingent upon our Company completing a specified level of purchases or remaining a reseller for a specified time period are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the rebate or refund to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that we can reasonably estimate the rebate or refund and it is probable that the specified target will be obtained. If we believe attaining the milestone is not probable, the rebate or refund is recognized as the milestone is achieved. Vendor reimbursement for coupons that can only be redeemed at a Company retail store are recorded as a reduction of cost of sales.

Advertising Costs

     Advertising costs incurred to communicate media advertising are expensed in the period the advertisement is first shown. Other advertising costs, primarily costs to produce circulars and pay advertising agency fees, are expensed when incurred. We recorded advertising expense of $76.2 million for fiscal 2006, $93.0 million for fiscal 2005 and $120.2 million for fiscal 2004.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


Pre-opening Costs

     Non-capital expenditures incurred in opening new stores or remodeling existing stores are expensed as incurred. Rent incurred during the construction period is expensed in accordance with FASB Staff Position FAS 13-1, which requires companies to expense rental costs associated with ground or building operating leases that are incurred during a construction period.

Software Costs

     We capitalize externally purchased software and amortize it over five years. Amortization expense related to software costs for fiscal 2006, 2005 and 2004 was $7.6 million, $8.4 million, and $6.4 million; respectively.

     In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", we capitalize certain internally generated software costs after feasibility is reached which is concurrent (i.) with the completion of the preliminary project stage, (ii.) when management authorizes and commits to funding a software project, and (iii.) when it is probable that the project will be completed and the software will be used to perform the function intended. In fiscal 2006, 2005 and 2004, we capitalized $1.4 million, $2.7 million and $8.6 million, respectively, of such software costs. These costs are amortized over 5 years. For fiscal 2006, 2005 and 2004, we recorded related amortization expense of $14.6 million, $16.7 million and $14.6 million, respectively.

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

     The weighted average shares outstanding utilized in the basic EPS calculation were 41,430,600 for fiscal 2006, 40,301,132 for fiscal 2005 and 38,558,598 for fiscal 2004. The additional common stock equivalents for fiscal 2006, fiscal 2005 and fiscal 2004 were 471,758, 424,810 and 294,884, respectively. However, such shares for fiscal 2004 were antidilutive and thus excluded from the diluted EPS calculation.

     Common shares of 186,218, 651,650 and 2,953,022 for fiscal 2006, fiscal 2005 and fiscal 2004, respectively, related to options outstanding under our Company's stock option plans which were excluded from the computation of diluted earnings per share as the effect would be antidilutive.

Translation of Canadian Currency

     Assets and liabilities denominated in Canadian currency are translated at year-end rates of exchange, and revenues and expenses are translated at average rates of exchange during the year. Gains and losses resulting from translation adjustments are accumulated as a separate component of accumulated other comprehensive loss within Stockholders' Equity.

Cash and Cash Equivalents

     Short-term investments that are highly liquid with maturities of ninety days or less when purchased are deemed to be cash equivalents. These balances as well as credit card receivables of $29.5 million and $32.6 million at February 24, 2007 and February 25, 2006, respectively, are included in "Cash and cash equivalents" on our Consolidated Balance Sheets.

Restricted Cash

     In fiscal 2006, our restricted cash was primarily held in a money market fund and could only be used as collateral for our new Letter of Credit Agreement that we entered into during fiscal 2005. The remaining monies are held in escrow for services which our Company is required to perform in connection with the sale of our real estate properties. In fiscal 2005, restricted cash represented monies held in a money market fund and could only be used as collateral for our new Letter of Credit Agreement that we entered into during fiscal 2005. Refer to
Note 9 - Indebtedness for further discussion of our new Letter of Credit Agreement and Revolving Credit Agreement.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Restricted Marketable Securities and Marketable Securities

     Investments with maturities greater than ninety days when purchased are considered marketable securities. Our marketable securities are principally comprised of commercial paper, corporate bonds, securities of the U.S. government and its agencies, and auction rate securities. Our Company's investments are considered to be available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholder's equity. Our Company records other than temporary declines in fair value to earnings as realized losses. In fiscal 2006, our restricted marketable securities were held by Bank of America and could only be used as collateral for our new Letter of Credit Agreement that we entered into during fiscal 2005. Refer to Note 9 - Indebtedness for further discussion of our new Letter of Credit Agreement and Revolving Credit Agreement.

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

Properties Held for Sale

     Properties held for sale include those properties, which have been identified for sale by our Company and are recorded at the lower of their carrying value or fair value less cost to sell. Once properties are identified as held for sale, they are no longer depreciated and are reclassified to "Prepaid expenses and other current assets" on our Consolidated Balance Sheets. At February 24, 2007 and February 25, 2006, our properties held for sale were nil and $1.3 million, respectively.

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


     During fiscal 2006, fiscal 2005, and fiscal 2004, we recorded property impairment losses as follows:

                                     Fiscal 2006                 Fiscal 2005                  Fiscal 2004
                              ------------------------   --------------------------   --------------------------
                               U.S.    Canada    Total     U.S.    Canada    Total      U.S.    Canada    Total
                              ------   ------   ------   -------   ------   -------   -------   ------   -------
Impairments due to
   closure or conversion
   in the normal course
   of business (1)            $4,836     $--    $4,836   $ 9,851    $506    $10,357   $ 6,000    $709    $ 6,709
Impairments due to
   unrecoverable assets (1)       --      --        --    17,728      --     17,728    34,688      --     34,688
Impairments due to
   Closure of stores
   Impacted by Hurricane
   Katrina (1) (2)                --      --        --     6,090      --      6,090        --      --         --
Impairments related to
   our Asset Disposition
   Initiatives (1) (3)         1,049      --     1,049    15,463      --     15,463     2,749      --      2,749
Impairments related to
   our exit of the northern
   New England and
   Kohl's markets (1) (4)     --          --        --        --      --         --       602      --        602
                              ------     ---    ------   -------    ----    -------   -------    ----    -------
Total impairments             $5,885     $--    $5,885   $49,132    $506    $49,638   $44,039    $709    $44,748
                              ======     ===    ======   =======    ====    =======   =======    ====    =======

(1)  Refer to Note 6 - Valuation of Long-Lived Assets.

(2)  Refer to Note 16 - Hurricane Katrina and Impact on U.S. Business.

(3)  Refer to Note 8 - Asset Disposition Initiatives.

(4)  Refer to Note 7 - Discontinued Operations.

     All of these amounts with the exception of the impairments related to our exit of the northern New England and Kohl's markets are included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations. The impairments related to our exit of the northern New England and Kohl's markets are included in "Gain (loss) on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations.

     The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

Property

     Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to forty years and equipment is depreciated based on lives varying from three to twelve years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining available lease terms. Property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. During fiscal 2006, 2005 and 2004, in addition to the impairment losses discussed above, we disposed of and/or wrote down certain assets, which resulted in pretax net gains of $28.1 million, $24.8 million, and $28.7 million, respectively.

Goodwill and Other Intangible Assets

     In accordance with SFAS 142 "Goodwill and Other Intangible Assets," goodwill is no longer required to be amortized, but tested for impairment at least annually by reassessing the appropriateness of the goodwill balance based on a comparison of the fair value of a reporting unit (determined through forecasts of cash flows from operating results on a discounted basis in comparison) to the carrying value of such operations. If the results of such comparison indicate that an impairment may exist, that is the carrying value exceeds fair market value, we determine the implied fair market value of the goodwill using a purchase price allocation approach and compare this value to the carrying value. If such comparison indicates that an impairment exists, we will recognize a charge to operations at that time based upon the difference between the implied fair market value of the goodwill and the balance sheet amount.

     During fiscal 2006, we completed the purchase of 6 Clemens Markets stores from C&S Wholesale Grocers, Inc. In connection with the purchase, we recorded goodwill in the amount of $5.8 million and is included in "Other assets" on our Consolidated Balance Sheets at February 24, 2007.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


     The book value of goodwill and other intangible assets acquired at February 26, 2005 relating to our Canadian operations was $6.1 million, net of accumulated amortization of $1.4 million. As further discussed in Note 4 - Equity Investment in Metro, Inc., we sold our Canadian business at the close of business on August 13, 2005 to Metro, Inc.; thus, we no longer consolidate this balance at February 25, 2006.

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

     Liabilities for compensated absences of $44.0 million and $50.7 million at February 24, 2007 and February 25, 2006, respectively, are included in "Accrued salaries, wages and benefits" on our Consolidated Balance Sheets.

     We accrue for vested vacation pay earned by our employees.

Long-Term Real Estate Liabilities

     Long-term real estate liabilities include the sales price of several sale-leaseback transactions that did not qualify for sale-leaseback accounting in accordance with SFAS 98, "Accounting for Leases" ("SFAS 98"). The proceeds received are recorded as long-term real estate liabilities under the provisions of SFAS 66, "Accounting for Sales of Real Estate" on our Consolidated Balance Sheets with a maturity of 20 years, and will not be recognized until the end of the respective leases when our continuing involvement ceases.

     Long-term real estate liabilities also include various leases in which our Company received landlord allowances to offset the costs of structural improvements we made to the leased space. As we had paid directly for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements under SFAS 98 to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and have been amortized over the lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 12 and 25 years and effective annual percentage rates between 4.74% and 44.78%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

Self Insurance Reserves

     Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The total current and non-current liability for self-insurance reserves recorded at February 24, 2007 was $133.0 million. The current portion of these liabilities is included in "Other accruals" and the non-current portion is included in "Other non-current liabilities" on our Consolidated Balance Sheets. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     During fiscal 2006, the increase in our workers' compensation and general liability reserves was not significant. However, during fiscal 2005, we recorded a $8.6 million increase in our workers' compensation and general liability reserves, primarily relating to the $8.5 million adjustment for workers compensation state assessment charges we recorded as discussed above. During fiscal 2004, we recorded a $20.9 million increase in our workers' compensation and general liability reserves in response to both adverse development of prior years' costs and other developments including a continuing trend of rising costs. These amounts were recorded within "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

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

     In accordance with Emerging Issues Task Force ("EITF") EITF 06-3, "How Taxes Collected from Customers and remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"), our Company records sales and use tax on a net basis (excluded from "Sales" and included in "Store operating, general and administrative expense" in our Statement of Consolidated Operations).

Comprehensive (Loss) Income

     Our Company's other comprehensive (loss) income relates to changes in foreign currency translation, pension and other postretirement benefits and unrealized gains or losses on derivatives and marketable securities available for sale.

     Changes in other comprehensive (loss) income for the years ended February 24, 2007, February 25, 2006 and February 26, 2005 related to:

                                                     Deferred Tax
                                            Gross       Benefit       Net
                                           -------   ------------   -------
Foreign currency translation adjustment    $(3,164)       $--       $(3,164)
Minimum pension liability adjustment,
   prior to the adoption of SFAS 158        (1,090)        --        (1,090)
Unrealized gain on marketable securities       993         --           993
                                           -------        ---       -------
   For the year ended 2/24/07              $(3,261)       $--       $(3,261)
                                           =======        ===       =======
Foreign currency translation adjustment    $ 9,839        $--       $ 9,839
Minimum pension liability adjustment         1,494         --         1,494
Unrealized loss on marketable securities    (1,015)        --        (1,015)
Unrealized loss on derivatives                (133)        76           (57)
                                           -------        ---       -------
   For the year ended 2/25/06              $10,185        $76       $10,261
                                           =======        ===       =======
Foreign currency translation adjustment    $26,927        $--       $26,927
Minimum pension liability adjustment        (3,211)        --        (3,211)
Unrealized gain on derivatives                 189         26           215
                                           -------        ---       -------
   For the year ended 2/26/05              $23,905        $26       $23,931
                                           =======        ===       =======

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Stock-Based Compensation

     Beginning in fiscal 2005, we adopted and applied the fair value based method of accounting prescribed by SFAS 123R, "Share-Based Payment" ("SFAS 123R") for all share-based payment transactions with employees. Refer to Note 14
- Stock Based Compensation for further discussion regarding our Company's adoption of SFAS 123R.

     During fiscal 2004, we applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" with pro forma disclosure of compensation expense, net income or loss and earnings or loss per share as if the fair value based method prescribed by SFAS 123R had been applied. Had compensation cost for our stock options been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value methods prescribed by SFAS 123R, our net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                                            Fiscal 2004
                                                            -----------
   Net loss, as reported:                                    $(188,098)
      Deduct/(Add): Stock-based employee compensation
         income (expense) included in reported net loss,
         net of related tax effects                             (1,617)
      Deduct: Total stock-based employee compensation
         expense determined under fair value based method
         for all awards, net of related tax effects             (4,180)
                                                             ---------
   Pro forma net loss                                        $(190,661)
                                                             =========
Net loss per share - basic and diluted:
      As reported                                            $   (4.88)
      Pro forma                                              $   (4.94)

     There were no stock options granted during fiscal 2005. The fair value of the fiscal 2006 and fiscal 2004 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                Fiscal 2006   Fiscal 2004
                                -----------   -----------
Expected life                     7 years       7 years
Volatility                           56%          54%
Dividend yield range                  0%           0%
Risk-free interest rate range      4.96%      3.17%-4.51%


New Accounting Pronouncements

     In October 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FAS 13-1 ("FSP FAS 13-1"), which requires companies to expense rental costs associated with ground or building operating leases that are incurred during a construction period. As a result, companies that are currently capitalizing these rental costs are required to expense them beginning in its first reporting period beginning after December 15, 2005. FSP FAS 13-1 was effective for our Company as of the first quarter of fiscal 2006. We evaluated the provisions of FSP FAS 13-1 and have adopted the guidance. This adoption did not have a material impact on our Company's financial position or results of operations.

     In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in our financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 (our year ended February 28, 2009). Our Company is currently evaluating the impact, if any, of the provisions of SFAS 157.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158") and is effective for our fiscal year ended February 24, 2007. SFAS 158 was issued to improve the overall financial statement presentation of pension and other postretirement plans and does not impact the determination of net periodic benefit cost or the measurement of plan assets or obligations. This standard requires companies to recognize the funded status of their defined benefit pension and other postretirement benefit plans as a net liability or asset on their balance sheets and requires any unrecognized prior service costs and actuarial gains or losses to be recognized as a component of accumulated other comprehensive income or loss. We adopted these requirements of SFAS 158 as of February 24, 2007. Additionally, SFAS 158 no longer allows companies to measure their plans as of any date other than the end of their fiscal year; however, this provision is not effective for companies until fiscal years ending after December 15, 2008 (our year ended February 28, 2009). We currently measure our plan assets and obligations using a December 31 measurement date. We are currently evaluating which of the two transition methods to use and when we will adopt the change in measurement date. Refer to Note 13 - Retirement Plans and Benefits for the disclosures required by SFAS 158 and the impact of its adoption.

     In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). This bulletin provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. SAB 108 is effective for our fiscal year ending February 24, 2007. The cumulative effect, if any, of applying the provisions of SAB 108 will be reported as an adjustment to beginning-of-year retained earnings. We have evaluated the provisions of SAB 108 and the guidance did not have an impact on our Company's financial condition or results of operations.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities--including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007 (our year ended February 28, 2009). Our Company is currently evaluating the impact, if any, of the provisions of SFAS 159.

Reclassifications

     Certain reclassifications have been made to prior year amounts to conform to current year presentation.


NOTE 2 - REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

     During fiscal 2006, our Company's management discovered that property at cost and accumulated depreciation and amortization were each understated in the fiscal 2005 financial statements. There was no impact to the Consolidated Statements of Operations, Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss), or Consolidated Statements of Cash Flows as a result of this revision. The effects to the Consolidated Balance Sheet as of February 25, 2006 are as follows:

                                      Consolidated
                                         A&P at
                                   February 25, 2006      Consolidated
                                        prior to             A&P at
                                        revision       February 25, 2006
                                   -----------------   -----------------
Property:
   Land                               $   51,899          $    51,899
   Buildings                             183,572              213,639
   Equipment                             245,161            1,304,053
   Leasehold improvements                662,410            1,114,989
                                      ----------          -----------
      Total - at cost                  1,143,042            2,684,580
   Less accumulated depreciation
      and amortization                  (267,902)          (1,809,440)
                                      ----------          -----------
   Property owned, net                $  875,140          $   875,140
                                      ==========          ===========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


NOTE 3 - SPECIAL ONE-TIME DIVIDEND

     On April 25, 2006, our Company paid a special one-time dividend to our shareholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of "Additional paid in capital" in our Consolidated Balance Sheets at February 24, 2007. The transaction was funded primarily by cash available on the balance sheet resulting from the strategic restructuring of the Company during fiscal 2005. Refer to Note 4 - Equity Investment in Metro, Inc. for further discussion and disclosure.

     Although we paid this one-time special dividend, our Company's practice is to not pay dividends. As such, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2006. However, our Company is permitted, under the terms of our Revolver, to pay cash dividends on common shares.

     In connection with the payment of the special one-time dividend discussed above, our Company also adjusted the number and/or price of all unexercised stock options and nonvested performance restricted stock units as of April 12, 2006, to ensure that an individual's right to purchase stock at an aggregate value remained the same both before and after the special one-time dividend payment. These adjustments did not have an impact on stock compensation expense for fiscal 2006. Refer to Note 14 - Stock Based Compensation for adjustments made to stock options outstanding and nonvested performance restricted stock units as a result of the dividend.

NOTE 4 - EQUITY INVESTMENT IN METRO, INC.

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

     We use the equity method of accounting to account for our investment in Metro, Inc. on the basis that we have significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and through an information technology services agreement. The value of our equity investment in Metro, Inc. based upon Metro, Inc.'s quoted market price is $623.0 million at February 24, 2007.

     The following table summarizes the status and results of our Company's equity investment in Metro, Inc. from the date of ownership through February 24, 2007:

Beginning investment at August 13, 2005     $ 494,578
Deferred portion of gain on sale of
   A&P Canada                                (171,650)
Dividends and distributions received           (4,708)
Equity earnings in Metro, Inc.                  7,801
Foreign currency translation                   12,735
                                            ---------
   Equity investment at February 25, 2006     338,756
Dividends and distributions received           (6,858)
Equity earnings in Metro, Inc.                 40,003
Foreign currency translation                   (3,030)
                                            ---------
   Equity investment at February 24, 2007   $ 368,871
                                            =========


     In accordance with Emerging Issues Task Force ("EITF") 01-2, "Interpretations of APB Opinion No. 29," we have deferred $171.7 million of the gain resulting from the sale of our Canadian operations that directly related to the economic interest we retained in Metro, Inc. We will record our equity earnings or losses relating to our equity investment in Metro, Inc. on about a three-month lag period as permitted by APB 18, "The Equity Method of Accounting for Investments in Common Stock." Thus, during fiscal 2006 and fiscal 2005, we recorded $40.0 million and $7.8 million, respectively, in equity earnings relating to our equity investment in Metro, Inc. and included this amount in "Equity in earnings of Metro, Inc." on our Consolidated Statements of Operations.

     The difference between the carrying value of our investment of $368.9 million and the amount of our underlying equity in Metro, Inc.'s net assets of $239.8 million is $129.1 million.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


     Metro, Inc.'s summarized financial information, derived from its 12 month period ended December 23, 2006, first quarter ended December 17, 2005, and year ended September 24, 2005 financial statements, is as follows (in millions):

                                         12 Month Period  First Quarter        Year
                                              Ended           Ended            Ended
                                          Dec. 23, 2006   Dec. 17, 2005   Sept. 24, 2005
                                          -------------   -------------   --------------
Balance sheet:
   Current assets                            $  955.3        $  912.9        $  833.9
   Noncurrent assets                          2,800.1         2,584.1         2,637.6
                                             --------        --------        --------
      Total assets                           $3,755.4        $3,497.0        $3,471.5
                                             ========        ========        ========
   Current liabilities                       $  971.0        $  906.3        $  905.8
   Noncurrent liabilities *                   1,260.8         1,259.4         1,262.7
                                             --------        --------        --------
      Total liabilities                      $2,231.8        $2,165.7        $2,168.5
                                             ========        ========        ========
Income statement:
   Net sales                                 $9,624.9        $2,180.2        $5,545.8
                                             ========        ========        ========
   Cost of sales and operating expenses      $9,019.5        $2,071.3        $5,236.0
                                             ========        ========        ========
   Net income                                $  251.8        $   27.7        $  159.4
                                             ========        ========        ========

* Includes minority interests of $11.1 for the year ended December 23, 2006 and $5.5 million for both the first quarter ended December 17, 2005 and the year ended September 24, 2005.

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

     In fiscal 2006, we recorded a charge of $1.3 million as a result of a post-closing working capital adjustment as provided in the Stock Purchase Agreement, which is included in "(Loss) gain on sale of Canadian operations" in our Consolidated Statements of Operations.

     Subsequent to fiscal 2006 and in connection with our Company's agreement to acquire Pathmark Stores, Inc., we sold 6,350,000 shares of Metro, Inc. on March 13, 2007. Refer to Note 20 - Subsequent Events for further discussion.

NOTE 5 - CASH, CASH EQUIVALENTS, RESTRICTED CASH AND MARKETABLE SECURITIES

     At February 24, 2007, we had $51.2 million in restricted cash of which $47.6 million was held in a money market fund, and can only be used as collateral for our new Letter of Credit Agreement that we entered into during fiscal 2005. The remaining $3.6 million represented monies held in escrow for services which our Company is required to perform in connection with the sale of our real estate properties.

     During the third quarter of fiscal 2006, our Company transferred 6,000,000 of our Class A subordinate shares of Metro, Inc. from our foreign subsidiary to the United States. These transferred shares are being used as collateral for our new Letter of Credit Agreement that we entered into during fiscal 2005 and have allowed us to reduce the amount of restricted cash and/or marketable securities we were required to maintain as collateral previously.

     At February 25, 2006, we had $146.3 million in restricted cash, which was held in a money market fund, and can only be used as collateral for our new Letter of Credit Agreement that we entered into during fiscal 2005. In addition, our restricted marketable securities of $20.3 million at February 24, 2007, held by Bank of America, could only be used as collateral for our new Letter of Credit Agreement that we entered into during fiscal 2005. Refer to Note 9 - Indebtedness for further discussion of our new Letter of Credit Agreement and Credit Agreement.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


     The following is a summary of cash, cash equivalents, restricted cash, and marketable securities as of February 24, 2007 and February 25, 2006:

                                                At February 24, 2007
                                  -----------------------------------------------
                                                 Gross        Gross     Estimated
                                  Amortized   Unrealized   Unrealized      Fair
                                    Costs        Gains       Losses       Value
                                  ---------   ----------   ----------   ---------
CLASSIFIED AS:
Cash                               $ 81,137       $--         $ --       $ 81,137
Cash equivalents:
   Money market funds                 5,057        --           --          5,057
                                   --------       ---         ----       --------
Total cash and cash equivalents      86,194        --           --         86,194
                                   --------       ---         ----       --------
Restricted cash                      51,176        --           --         51,176
Marketable securities:
   Corporate bonds                   20,357        --          (22)        20,335
                                   --------       ---         ----       --------



Total cash, cash equivalents,
   restricted cash and
   marketable securities           $157,727       $--         $(22)      $157,705
                                   ========       ===         ====       ========
SECURITIES AVAILABLE-FOR-SALE:
   Maturing within one year        $ 20,357                              $ 20,335
                                   ========                              ========
   Maturing greater than one
      year                         $     --                              $     --
                                   ========                              ========



                                                  At February 25, 2006
                                    -----------------------------------------------
                                                   Gross        Gross     Estimated
                                    Amortized   Unrealized   Unrealized      Fair
                                      Costs        Gains       Losses       Value
                                    ---------   ----------   ----------   ---------
CLASSIFIED AS:
Cash                                 $ 78,414       $--       $    --      $ 78,414
Cash equivalents:
   Money market funds                 151,175        --            --       151,175
                                     --------       ---       -------      --------
Total cash and cash equivalents       229,589        --            --       229,589
                                     --------       ---       -------      --------
Restricted cash                       146,309        --            --       146,309
Marketable securities:
   Corporate bonds                     51,456        --          (457)       50,999
   Securities of the U.S.
      government and its agencies      45,943        --          (558)       45,385
   Auction rate securities             71,021        --            --        71,021
                                     --------       ---       -------      --------
Total marketable securities           168,420        --        (1,015)      167,405
                                     --------       ---       -------      --------
Total cash, cash equivalents,
   restricted cash and marketable
   securities                        $544,318       $--       $(1,015)     $543,303
                                     ========       ===       =======      ========
SECURITIES AVAILABLE-FOR-SALE:
   Maturing within one year          $233,921                              $233,879
                                     ========                              ========
   Maturing greater than one year    $ 85,674                              $ 84,701
                                     ========                              ========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


     The following table provides the breakdown of the investments with unrealized losses at February 24, 2007 and February 25, 2006.

                                                 February 24, 2007
                         -----------------------------------------------------------------
                          Less than 12 Months   12 Months or Longer           Total
                         --------------------   -------------------   --------------------
                                      Gross                 Gross                  Gross
                           Fair    Unrealized     Fair   Unrealized     Fair    Unrealized
                          Value      Losses      Value     Losses      Value      Losses
                         -------   ----------    -----   ----------   -------   ----------
Corporate bonds          $20,335      $(22)       $--        $--      $20,335      $(22)

                                                  February 25, 2006
                         ------------------------------------------------------------------
                          Less than 12 Months    12 Months or Longer          Total
                         --------------------   --------------------   --------------------
                                      Gross                  Gross                  Gross
                           Fair    Unrealized     Fair    Unrealized     Fair    Unrealized
                          Value      Losses      Value      Losses      Value      Losses
                         -------   ----------   -------   ----------   -------   ----------
Corporate bonds          $11,683      $(41)     $39,316     $(416)     $50,999    $  (457)
Securities of the U.S.
   government and its
   agencies                   --        --       45,385      (558)      45,385       (558)
                         -------      ----      -------     -----      -------    -------
   Total                 $11,683      $(41)     $84,701     $(974)     $96,384    $(1,015)
                         =======      ====      =======     =====      =======    =======

     Corporate bonds: Our unrealized losses on investments in corporate bonds were caused by interest rate increases by the Federal Reserve. The contractual terms of those investments do not permit the issuer to settle the security at a price less than the amortized cost of the investment. We do not believe it is probable that we will be unable to collect all amounts due according to the contractual terms of these investments. Therefore, it is expected that the debentures would not be settled at a price less than the amortized cost of the investment. Because we have the ability and intent to hold those investments until a recovery of fair value, which may be maturity, we do not consider those investments to be other-than-temporarily impaired at February 24, 2007 and February 25, 2006, respectively.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     Securities of the U.S. government and its agencies: Our unrealized losses on our investments in securities of the U.S. government and its agencies were caused by interest rate increases by the Federal Reserve. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because we have the ability and intent to hold those investments until a recovery of fair value, which may be maturity, we do not consider those investments to be other-than-temporarily impaired at February 24, 2007 and February 25, 2006, respectively.

     Gross realized losses on sales of investments were $0.4 million during fiscal 2006. There were no gross realized gains or losses on sales of investments during fiscal 2005.

NOTE 6 - VALUATION OF LONG-LIVED ASSETS

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

      During fiscal 2006, fiscal 2005 and fiscal 2004, we recorded property impairment losses as follows:

                                     Fiscal 2006                 Fiscal 2005                  Fiscal 2004
                              ------------------------   --------------------------   --------------------------
                               U.S.    Canada    Total    U.S.     Canada    Total      U.S.    Canada    Total
                              ------   ------   ------   -------   ------   -------   -------   ------   -------
Impairments due to
   closure or conversion
   in the normal course
   of business                $4,836     $--    $4,836   $ 9,851    $506    $10,357   $ 6,000    $709    $ 6,709
Impairments due to
   unrecoverable
   assets                         --      --        --    17,728      --     17,728    34,688      --     34,688
Impairments due to
   Closure of stores
   Impacted by Hurricane
   Katrina (1)                    --      --        --     6,090      --      6,090        --      --         --
Impairments related to
   our Asset Disposition
   Initiatives (2)             1,049      --     1,049    15,463      --     15,463     2,749      --      2,749
Impairments related to
   our exit of the northern
   New England and
   Kohl's markets (3)             --      --        --        --      --         --       602      --        602
                              ------     ---    ------   -------    ----    -------   -------    ----    -------
Total impairments             $5,885     $--    $5,885   $49,132    $506    $49,638   $44,039    $709    $44,748
                              ======     ===    ======   =======    ====    =======   =======    ====    =======

(1)  Refer to Note 16 - Hurricane Katrina and Impact on U.S. Business.

(2)  Refer to Note 8 - Asset Disposition Initiatives.

(3)  Refer to Note 7 - Discontinued Operations.


Impairments due to closure or conversion in the normal course of business

     We review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2006, fiscal 2005, and fiscal 2004, we recorded impairment losses on property and equipment of $4.8 million, $10.4 million, and $5.8 million, respectively, related to stores that were or will be closed in the normal course of business.

     Our impairment reviews may also be triggered by appraisals of or offers for our long-lived assets we receive in the normal course of business. During fiscal 2004, we recorded an impairment loss of $0.9 million in the U.S. related to certain idle property that, based upon new information received about such assets, including an appraisal and an offer, was impaired and written down to its net realizable value. There were no such amounts recorded during fiscal 2006 and fiscal 2005.

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

     There were no such amounts recorded during fiscal 2006.

Impairments related to closure of stores impacted by Hurricane Katrina

     During fiscal 2005, we recorded impairment losses on property and equipment that was not covered by insurance of $6.1 million as discussed in Note 16 - Hurricane Katrina and Impact on U.S. Business. This amount was included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the year ended February 25, 2006. There were no such amounts recorded during fiscal 2006 and fiscal 2004.

Impairments related to our Asset Disposition Initiatives

     During fiscal 2006, 2005, and 2004, we recorded impairment losses on property of $1.1 million, $15.5 million and $2.8 million, respectively, related to property write-downs as a result of our asset disposition initiatives as discussed in Note 8 - Asset Disposition Initiatives. These amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

Impairments related to our exit of the northern New England and Kohl's markets

     During fiscal 2004, we recorded impairment losses of $0.6 million related to stores closed as a result of our exit of the northern New England and Kohl's markets. This amount was included in our Consolidated Statements of Operations under the caption "Loss on disposal of discontinued operations, net of tax" as discussed in Note 7 - Discontinued Operations. There were no such amounts recorded during fiscal 2006 or fiscal 2005.

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

     During fiscal 2003, we adopted a formal plan to exit the New England and Milwaukee, Wisconsin market, as well as our Eight O'Clock Coffee business, through the sale and/or disposal of these assets.

     Summarized below are the operating results for these discontinued businesses, which are included in our Consolidated Statements of Operations, under the caption "Income (loss) from operations of discontinued businesses, net of tax" for fiscal 2006, fiscal 2005, and fiscal 2004, and

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

the results of disposing these businesses which are included in "Gain (loss) on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations for fiscal 2006, fiscal 2005 and fiscal 2004.

                                                    Fiscal 2006
                                      --------------------------------------
                                                              Eight
                                        Northern             O'Clock
                                      New England   Kohl's    Coffee   Total
                                      -----------   ------   -------   -----
INCOME (LOSS) FROM OPERATIONS OF
   DISCONTINUED BUSINESSES
Sales                                     $--       $  --     $ --     $  --
Operating expenses                         --         722      (71)      651
                                          ---       -----     ----     -----
Income (loss) from operations of
   discontinued businesses, before
   tax                                     --         722      (71)      651
Tax (provision) benefit                    --        (304)      30      (274)
                                          ---       -----     ----     -----
Income (loss) from operations of
   discontinued businesses, net of
   tax                                    $--       $ 418     $(41)    $ 377
                                          ===       =====     ====     =====

Disposal related costs included in operating expenses above:

Non-accruable closing costs               $--       $ 155     $(71)    $  84
Severance and benefits                     --         146       --       146
Vacancy                                    --         416       --       416
Proceeds from lease assignment             --         394       --       394
Interest accretion on present value
   of future occupancy costs               --        (389)      --      (389)
                                          ---       -----     ----     -----
Total disposal related costs              $--       $ 722     $(71)    $ 651
                                          ---       -----     ----     -----

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                     Fiscal 2005
                                      -----------------------------------------
                                                               Eight
                                        Northern              O'Clock
                                      New England    Kohl's    Coffee    Total
                                      -----------   -------   -------   -------
(LOSS) INCOME FROM OPERATIONS OF
   DISCONTINUED BUSINESSES
Sales                                    $ --       $    --    $  --    $    --
Operating expenses                        (58)        3,049     (187)     2,804
                                         ----       -------    -----    -------
(Loss) income from operations of
   discontinued businesses, before
   tax                                    (58)        3,049     (187)     2,804
Tax benefit (provision)                    24        (1,281)      79     (1,178)
                                         ----       -------    -----    -------
(Loss) income from operations of
   discontinued businesses, net
   of tax                                $(34)      $ 1,768    $(108)   $ 1,626
                                         ====       =======    =====    =======


Disposal related costs included in operating expenses above:

Non-accruable closing costs              $(58)      $   (62)   $(187)   $  (307)
Vacancy                                    --         3,717       --      3,717
Interest accretion on present value
   of future occupancy and
   severance costs                         --          (606)      --       (606)
                                         ----       -------    -----    -------
Total disposal related costs             $(58)      $ 3,049    $(187)   $ 2,804
                                         ----       -------    -----    -------
GAIN ON DISPOSAL OF DISCONTINUED
   BUSINESSES
Gain on sale of property                 $ --       $ 1,002    $  --    $ 1,002
                                         ----       -------    -----    -------
Gain on disposal of discontinued
   businesses, before tax                  --         1,002       --      1,002
Tax provision                              --          (421)      --       (421)
                                         ----       -------    -----    -------
Gain on disposal of discontinued
   businesses, net of tax                $ --       $   581    $  --    $   581
                                         ====       =======    =====    =======

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Disposal related costs included in operating expenses above:

                                                     Fiscal 2004
                                      ----------------------------------------
                                                              Eight
                                        Northern             O'Clock
                                      New England   Kohl's   Coffee     Total
                                      -----------   ------   -------   -------
INCOME (LOSS) FROM OPERATIONS OF
   DISCONTINUED BUSINESSES
Sales                                    $  --      $  --    $    --   $    --
Operating expenses                         292       (981)      (698)   (1,387)
                                         -----      -----    -------   -------
Income (loss) from operations of
   discontinued businesses, before tax     292       (981)      (698)   (1,387)
Tax provision                               --         --         --        --
                                         -----      -----    -------   -------
Income (loss) from operations of
   discontinued businesses, net of tax   $ 292      $(981)   $  (698)  $(1,387)
                                         =====      =====    =======   =======
Severance and benefits                   $(326)     $  --    $    --   $  (326)
Vacancy                                     --        354         --       354
Non-accruable closing costs                626       (595)      (698)     (667)
Interest accretion on present value
   of future occupancy costs                (8)      (740)        --      (748)
                                         -----      -----    -------   -------
Total disposal related costs             $ 292      $(981)   $  (698)  $(1,387)
                                         -----      -----    -------   -------
LOSS ON DISPOSAL OF DISCONTINUED
   BUSINESSES
Property impairments                     $  --      $(602)   $    --   $  (602)
Loss on sale of business                    --         --     (2,100)   (2,100)
                                         -----      -----    -------   -------
Loss on disposal of discontinued
   businesses, before tax                   --       (602)    (2,100)   (2,702)
Tax provision                               --         --         --        --
                                         -----      -----    -------   -------
Loss on disposal of discontinued
   businesses, net of tax                $  --      $(602)   $(2,100)  $(2,702)
                                         =====      =====    =======   =======

Northern New England

     As part of our strategic plan we decided, in February 2003, to exit the northern New England market by closing and/or selling 21 stores in that region in order to focus on our core geographic markets. At February 24, 2007, we have closed all locations in the northern New England market.

     During fiscal 2004, we recorded gains of $0.3 million primarily due to favorable results of winding down this business. This amount is included in "Income (loss) from operations of discontinued businesses, net of tax" in our Consolidated Statements of Operations for fiscal 2004. During fiscal 2005, we incurred additional pretax costs to wind down our operations in this region subsequent to the sale of these stores of $0.06 million ($0.03 million after tax), primarily related to non-accruable closing costs. These amounts were included in "Income (loss) from operations of discontinued businesses, net of tax" on our Consolidated Statements of Operations for fiscal 2005. There were no such charges for fiscal 2006.

     The following table summarizes the reserve activity related to the exit of the northern New England market over the last three fiscal years:

                                           Severance
                                              and
                               Occupancy    Benefits   Total
                               ---------   ---------   -----
Balance at February 28, 2004     $ 452       $  58     $ 510
   Additions (1)                     8         326       334
   Utilization (2)                (460)       (384)     (844)
                                 -----       -----     -----
Balance at February 26, 2005     $  --       $  --     $  --
   Additions (1)                    --          --        --
   Utilization (2)                  --          --        --
                                 -----       -----     -----
Balance at February 25, 2006     $  --       $  --     $  --
   Additions (1)                    --          --        --
   Utilization (2)                  --          --        --
                                 -----       -----     -----
Balance at February 24, 2007     $  --       $  --     $  --
                                 =====       =====     =====

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1) The additions to occupancy presented represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. The fiscal 2004 charge to severance and benefits of $0.3 million related to additional severance required to be paid to employees terminated in accordance with a union contract as a result of our exit from the northern New England market.

(2) Occupancy utilization represents vacancy related payments for closed locations. Severance and benefits utilization represents payments made to terminated employees during the period.

     As of February 24, 2007, we had paid approximately $3.0 million in severance and benefits costs, which resulted from the termination of approximately 300 employees.

Kohl's Market

     As part of our strategic plan we decided to exit the Madison and Milwaukee, Wisconsin markets, which comprised our Kohl's banner.

     During fiscal 2004, we recorded impairment losses of $0.6 million as a result of not achieving originally estimated proceeds on the disposal of property and equipment at the Kohl's locations. This loss is included in "Gain
(loss) on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations.

     During fiscal 2005, we recorded a pretax gain on the sale of property of $1.0 million, which is included in "Gain (loss) on disposal of discontinued operations, net of tax" on our Consolidated Statements of Operations.

     There were no such amounts recorded during fiscal 2006.

     During fiscal 2004, we recorded charges of $1.0 million primarily due to the costs of winding down this business. During fiscal 2005, we recorded a pretax gain of $3.0 million primarily due to the reversal of previously accrued occupancy related costs offset by the costs of winding down this business. During fiscal 2006, we recorded a pretax gain of $0.7 million primarily due to the proceeds received from the favorable termination of a lease agreement and the reversal of previously accrued occupancy and severance and benefits related costs offset by the costs of winding down this business. These amounts are detailed in the tables above and included in "Income (loss) from operations of discontinued businesses, net of tax" in our Consolidated Statements of Operations for fiscal 2004, fiscal 2005 and fiscal 2006.

     The following table summarizes the reserve activity over the last three fiscal years:

                                           Severance
                                              and       Fixed
                               Occupancy    Benefits   Assets     Total
                               ---------   ---------   ------   --------
Balance at February 28, 2004    $19,039     $ 4,834     $  --    $23,873
   Additions (1)                    688          52       602      1,342
   Utilization (2)               (1,918)     (2,201)     (602)    (4,721)
   Adjustments (3)                 (354)         --        --       (354)
                                -------     -------     -----    -------
Balance at February 26, 2005    $17,455     $ 2,685     $  --    $20,140
   Additions (1)                    562          44        --        606
   Utilization (2)               (3,235)     (2,128)       --     (5,363)
   Adjustments (3)               (4,299)        582        --     (3,717)
                                -------     -------     -----    -------
Balance at February 25, 2006    $10,483     $ 1,183     $  --    $11,666
   Additions (1)                    385           4        --        389
   Utilization (2)               (2,504)     (1,041)       --     (3,545)
   Adjustments (3)                 (416)       (146)       --       (562)
                                -------     -------     -----    -------
Balance at February 24, 2007    $ 7,948     $    --     $  --    $ 7,948
                                =======     =======     =====    =======

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


(1) The fiscal 2004, fiscal 2005 and fiscal 2006 additions to occupancy and severance and benefits represent the interest accretion on future occupancy costs and future obligations for early withdrawal from multi-employer union pension plans which were recorded at present value at the time of the original charge. The addition to fixed assets represents additional impairment losses recorded as a result of originally estimated proceeds on the disposal of these assets not being achieved.

(2) Occupancy utilization represents vacancy related payments for closed locations such as rent, common area maintenance, real estate taxes and lease termination payments. Severance and benefits utilization represents payments made to terminated employees during the period and payments for pension withdrawal.

(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2004, we recorded a reversal of previously accrued occupancy related costs due to favorable results of terminating leases. During fiscal 2005, we recorded adjustments relating to (i.) a reversal of previously accrued occupancy related costs of $3.7 million due to favorable results of terminating the Kohl's warehouse lease and (ii.) the reclassification of $0.6 million between the liabilities for occupancy and severance and benefits to properly state their respective ending balances at February 25, 2006. During fiscal 2006, we recorded adjustments for (i.) a reduction in vacancy related costs for our properties due to favorable results of terminating leases at certain locations of $0.7 million partially offset by changes in our estimation of such future costs of $0.3 million and (ii.) a reversal of previously accrued pension withdrawal payments of $0.1 million that were no longer required to be paid.

     As of February 24, 2007, we paid $13.0 million of the total occupancy charges from the time of the original charge which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. The remaining occupancy liability of $7.9 million relates to expected future payments under long term leases and is expected to be paid out in full by 2020.

     As of February 24, 2007, we had paid approximately $13.6 million of the total severance and benefits charge from the time of the original charge which resulted from the termination of approximately 2,000 employees. At February 24, 2007, there are no future obligations for severance and benefits.

     At February 24, 2007, and February 25, 2006, $2.3 million and $3.7 million, respectively, of the Kohl's exit reserves were included in "Other accruals" and $5.6 million and $8.0 million, respectively, were included in "Other non-current liabilities" on our Consolidated Balance Sheets. We have evaluated the liability balance of $7.9 million as of February 24, 2007 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.

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

     Further, during fiscal 2004 and fiscal 2005, we incurred costs of $0.7 million and $0.2 million, respectively, related to winding down our operations in this business subsequent to its sale. During fiscal 2006, we incurred costs of $0.1 million related to legal fees incurred. These amounts are included in "Gain (loss) from operations of discontinued operations, net of tax" in our Consolidated Statements of Operations for fiscal 2004, fiscal 2005 and fiscal 2006.

NOTE 8 - ASSET DISPOSITION INITIATIVES

OVERVIEW

     In fiscal 1998 and fiscal 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores including the exit of the Richmond, Virginia and Atlanta, Georgia markets (Project Great Renewal). In addition, during fiscal 2001, we announced that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) would be closed and/or sold, and certain administrative streamlining would take place (2001 Asset Disposition). During fiscal 2003, we announced an initiative to close 6 stores and convert 13 stores to our Food Basics banner in the Detroit, Michigan and Toledo, Ohio markets (Farmer Jack Restructuring). In fiscal 2005, we closed 35 stores in the Midwest (Closure of Stores in the Midwest). Also in fiscal 2005, we sold our U.S. distribution operations and some warehouse facilities to C&S Wholesale Grocers, Inc and subsequently closed those warehouses that were not included in the sale (U.S. Distribution Operations and Warehouses).

                THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


     Presented below is a reconciliation of the activities recorded on our Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for fiscal 2006, fiscal 2005, and fiscal 2004. Present value ("PV") interest represents interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. Non-accruable items represent charges related to the restructuring that are required to be expensed as incurred in accordance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities".


                                                                Fiscal 2006
                            ------------------------------------------------------------------------------
                                                                                       U.S.
                            Project      2001           Farmer       Closure of    Distribution
                             Great       Asset           Jack        Stores in    Operations and
                            Renewal   Disposition   Restructuring   the Midwest     Warehouses      Total
                            -------   -----------   -------------   -----------   --------------   -------
BALANCE SHEET ACCRUALS
Vacancy                     $(5,429)    $ 4,299       $(3,021)        $ 3,969        $ 2,198       $ 2,016
PV interest                     894       1,444           741           3,567            244         6,890
Severance                       (95)         --            --             (16)            33           (78)
Total accrued to
                            -------     -------       -------         -------        -------       -------
   balance sheet             (4,630)      5,743        (2,280)          7,520          2,475         8,828
                            -------     -------       -------         -------        -------       -------
NON-ACCRUABLE ITEMS
   RECORDED ON STATEMENTS
   OF OPERATIONS
Gain on capital lease
   termination                   --          --            --             (55)            --           (55)
Property writeoffs               --          --            --              --          1,049         1,049
Inventory related costs          --          --            --              --           (571)         (571)
(Gain) loss on sale of
   property                      --          --            --             (85)            20           (65)
Closing costs                    (5)         --            --              93          2,170         2,258
                            -------     -------       -------         -------        -------       -------
Total non-accruable items        (5)         --            --             (47)         2,668         2,616
                            -------     -------       -------         -------        -------       -------
      Less PV interest         (894)     (1,444)         (741)         (3,567)          (244)       (6,890)
                            -------     -------       -------         -------        -------       -------
TOTAL AMOUNT RECORDED
   ON STATEMENTS OF
   OPERATIONS EXCLUDING
   PV INTEREST               (5,529)      4,299        (3,021)          3,906          4,899         4,554
                            -------     -------       -------         -------        -------       -------
   Less closing costs             5          --            --             (93)        (2,170)       (2,258)
                            -------     -------       -------         -------        -------       -------
   TOTAL AMOUNT RECORDED
      ON STATEMENTS OF
      CASH FLOWS            $(5,524)    $ 4,299       $(3,021)        $ 3,813        $ 2,729       $ 2,296
                            =======     =======       =======         =======        =======       =======

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                                               Fiscal 2005
                                             -------------------------------------------------------------------------------
                                                                                                        U.S.
                                             Project      2001          Farmer        Closure of    Distribution
                                              Great       Asset          Jack         Stores in    Operations and
                                             Renewal   Disposition   Restructuring   the Midwest     Warehouses       Total
                                             -------   -----------   -------------   -----------   --------------   --------
BALANCE SHEET ACCRUALS
Vacancy                                      $(3,648)    $(2,089)        $4,376        $ 97,596       $ 15,420      $111,655
PV interest                                    1,548       2,170            710           1,582             --         6,010
Severance and benefits                            --          --             --           2,666         47,220        49,886
                                             -------     -------         ------        --------       --------      --------
Total accrued to balance sheet                (2,100)         81          5,086         101,844         62,640       167,551
                                             -------     -------         ------        --------       --------      --------
NON-ACCRUABLE ITEMS RECORDED ON STATEMENTS
   OF OPERATIONS
Capital lease termination                         --          --             --            (588)            --          (588)
Property writeoffs                                --          --             --           6,873          9,947        16,820
Inventory related costs                           --          --             --           1,242          4,467         5,709
Loss on sale of property                          --          --             --           1,640             --         1,640
Gain on sale of pharmacy scripts                  --          --             --            (870)            --          (870)
Closing costs                                     --          --             --           5,131         10,656        15,787
                                             -------     -------         ------        --------       --------      --------
Total non-accruable items                         --          --             --          13,428         25,070        38,498
                                             -------     -------         ------        --------       --------      --------
      Less PV interest                        (1,548)     (2,170)          (710)         (1,582)            --        (6,010)
                                             -------     -------         ------        --------       --------      --------
TOTAL AMOUNT RECORDED ON STATEMENTS OF
   OPERATIONS EXCLUDING PV INTEREST           (3,648)     (2,089)         4,376         113,690         87,710       200,039
                                             -------     -------         ------        --------       --------      --------
   Less gain on sale of pharmacy scripts          --          --             --             870             --           870
   Less closing costs                             --          --             --          (5,131)       (10,656)      (15,787)
                                             -------     -------         ------        --------       --------      --------
   TOTAL AMOUNT RECORDED ON STATEMENTS OF
      CASH FLOWS                             $(3,648)    $(2,089)        $4,376        $109,429       $ 77,054      $185,122
                                             =======     =======         ======        ========       ========      ========

                                                               Fiscal 2004
                                             -----------------------------------------------
                                             Project      2001          Farmer
                                              Great       Asset          Jack
                                             Renewal   Disposition   Restructuring    Total
                                             -------   -----------   -------------   -------
BALANCE SHEET ACCRUALS
PV interest                                  $ 1,922     $ 2,456         $  687      $ 5,065
                                             -------     -------         ------      -------
Total accrued to balance sheets                1,922       2,456            687        5,065
                                             -------     -------         ------      -------
Occupancy reversals                               --      (4,488)            --       (4,488)
                                             -------     -------         ------      -------
Adjustments to balance sheets                     --      (4,488)            --       (4,488)
                                             -------     -------         ------      -------
NON-ACCRUABLE ITEMS RECORDED ON STATEMENTS
   OF OPERATIONS
Property writeoffs                                --       2,659             90        2,749
Inventory related costs                           --          --            291          291
Closing costs                                     --          --            689          689
                                             -------     -------         ------      -------
Total non-accruable items                         --       2,659          1,070        3,729
                                             -------     -------         ------      -------
      Less PV interest                        (1,922)     (2,456)          (687)      (5,065)
                                             -------     -------         ------      -------
TOTAL AMOUNT RECORDED ON STATEMENTS OF
   OPERATIONS EXCLUDING PV INTEREST               --      (1,829)         1,070         (759)
                                             -------     -------         ------      -------
      Less closing costs                          --          --           (689)        (689)
                                             -------     -------         ------      -------
   TOTAL AMOUNT RECORDED ON STATEMENTS OF
      CASH FLOWS                             $    --     $(1,829)        $  381      $(1,448)
                                             =======     =======         ======      =======

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

     The following table summarizes the activity related to this phase of the initiative over the last three fiscal years:

                                       Occupancy             Severance and Benefits               Total
                               --------------------------   ------------------------   --------------------------
                                 U.S.    Canada    Total     U.S.    Canada    Total     U.S.    Canada    Total
                               -------   ------   -------   ------   ------   ------   -------   ------   -------
Balance at February 28, 2004   $31,472   $ 452    $31,924   $2,157     $--    $2,157   $33,629   $ 452    $34,081
Addition (1)                     1,902      20      1,922       --      --        --     1,902      20      1,922
Utilization (2)                 (5,410)   (222)    (5,632)    (497)     --      (497)   (5,907)   (222)    (6,129)
                               -------   -----    -------   ------     ---    ------   -------   -----    -------
Balance at February 26, 2005   $27,964   $ 250    $28,214   $1,660     $--    $1,660   $29,624   $ 250    $29,874
Addition (1)                     1,541       7      1,548       --      --        --     1,541       7      1,548
Utilization (2)                 (5,858)   (167)    (6,025)    (223)     --      (223)   (6,081)   (167)    (6,248)
Adjustments (3)                 (3,648)    (90)    (3,738)      --      --        --    (3,648)    (90)    (3,738)
                               -------   -----    -------   ------     ---    ------   -------   -----    -------
Balance at February 25, 2006   $19,999   $  --    $19,999   $1,437     $--    $1,437   $21,436   $  --    $21,436
Addition (1)                       894      --        894       --      --        --       894      --        894
Utilization (2)                 (4,428)     --     (4,428)    (132)     --      (132)   (4,560)     --     (4,560)
Adjustments (3)                 (5,429)     --     (5,429)     (95)     --       (95)   (5,524)     --     (5,524)
                               -------   -----    -------   ------     ---    ------   -------   -----    -------
Balance at February 24, 2007   $11,036   $  --    $11,036   $1,210     $--    $1,210   $12,246   $  --    $12,246
                               =======   =====    =======   ======     ===    ======   =======   =====    =======

(1) The additions to store occupancy of $1.9 million, $1.5 million, and $0.9 million during fiscal 2004, 2005 and 2006, respectively, represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge.

(2) Occupancy utilization of $5.6 million, $6.0 million, and $4.4 million for fiscal 2004, 2005 and 2006, respectively, represents payments made during those periods for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $0.5 million, $0.2 million, and $0.1 million for fiscal 2004, 2005 and 2006, respectively, represents payments to individuals for severance and benefits, as well as payments to pension funds for early withdrawal from multi-employer union pension plans.

(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. We have continued to make favorable progress in marketing and subleasing the closed stores. As a result, during fiscal 2005, we recorded an additional reduction of $3.6 million in occupancy accruals due to subleasing additional closed stores and converting a previously closed store to a store that was opened in fiscal 2006. As discussed in Note 4, Equity Investment in Metro Inc., we sold our Canadian business and as a result, the Canadian occupancy accruals of $0.1 million are no longer consolidated in our Consolidated Balance Sheet at February 25, 2006. During fiscal 2006, we recorded adjustments for a reduction in vacancy related costs for our properties of $5.4 million due to lease terminations for two properties, assignment of one property and changes in our estimation of such future costs. We also recorded a decrease of $0.1 million for the reversal of previously accrued severance and benefits due to changes in individual severings and associated benefit costs.

     We paid $108.8 million of the total occupancy charges from the time of the original charges through February 24, 2007 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $30.3 million of the total net severance charges from the time of the original charges through February 24, 2007, which resulted from the termination of approximately 3,400 employees. The remaining occupancy liability of $11.0 million relates to expected future payments under long term leases and is

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

expected to be paid in full by 2013. The remaining severance liability of $1.2 million primarily relates to expected future payments for early withdrawals from multi-employer union pension plans and will be fully paid out in 2020.

     None of these stores were open during fiscal 2004, fiscal 2005 or fiscal 2006. As such, there was no impact from store operations on the Statements of Consolidated Operations from the 166 stores included in this phase of the initiative.

     At February 24, 2007 and February 25, 2006, approximately $3.0 million and $5.1 million, respectively, of the reserve was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

     We have evaluated the reserve balances as of February 24, 2007 of $12.2 million based on current information and have concluded that they are adequate to cover expected future costs. We will continue to monitor the status of the vacant properties and adjustments to the reserve balances may be recorded in the future, if necessary.

2001 ASSET DISPOSITION

     During the third quarter of fiscal 2001, our Company determined that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) should be closed and/or sold, and certain administrative streamlining should take place.

     The following table summarizes the activity related to this phase of the initiative recorded on the Consolidated Balance Sheets over the last three fiscal years:

                                        Occupancy               Severance and Benefits                 Total
                               ----------------------------   --------------------------   ---------------------------
                                  U.S.    Canada     Total      U.S.    Canada    Total      U.S.     Canada     Total
                               --------   ------   --------   -------   ------   -------   --------   ------   --------
Balance at February 28, 2004   $ 39,584    $ 375   $ 39,959   $ 2,311    $ 58    $ 2,369   $ 41,895    $ 433   $ 42,328
Addition (1)                      2,449       --      2,449        --      --         --      2,449       --      2,449
Utilization (2)                  (5,646)    (375)    (6,021)   (2,197)    (58)    (2,255)    (7,843)    (433)    (8,276)
Adjustments (3)                  (4,488)      --     (4,488)       --      --         --     (4,488)      --     (4,488)
                               --------    -----   --------   -------    ----    -------   --------    -----   --------
Balance at February 26, 2005   $ 31,899    $  --   $ 31,899   $   114    $ --    $   114   $ 32,013    $  --   $ 32,013
Addition (1)                      2,170       --      2,170        --      --         --      2,170       --      2,170
Utilization (2)                  (5,262)      --     (5,262)      (97)     --        (97)    (5,359)      --     (5,359)
Adjustments (3)                  (2,089)      --     (2,089)       --      --         --     (2,089)      --     (2,089)
                               --------    -----   --------   -------    ----    -------   --------    -----   --------
Balance at February 25, 2006   $ 26,718    $  --   $ 26,718   $    17    $ --    $    17   $ 26,735    $  --   $ 26,735
Addition (1)                      1,444       --      1,444        --      --         --      1,444       --      1,444
Utilization (2)                 (11,875)      --    (11,875)      (17)     --        (17)   (11,892)      --    (11,892)
Adjustments (3)                   4,299       --      4,299        --      --         --      4,299       --      4,299
                               --------    -----   --------   -------    ----    -------   --------    -----   --------
Balance at February 24, 2007   $ 20,586    $  --   $ 20,586   $    --    $ --    $    --   $ 20,586    $  --   $ 20,586
                               ========    =====   ========   =======    ====    =======   ========    =====   ========

(1) The additions to store occupancy of $2.4 million, $2.1 million, and $1.4 million during fiscal 2004, 2005 and 2006, respectively, represent the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge.

(2) Occupancy utilization of $6.0 million, $5.3 million, and $11.9 million during fiscal 2004, 2005 and 2006, respectively, represent payments made during those periods for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $2.3 million, $0.1 million, and $0.02 million during fiscal 2004, 2005 and 2006, respectively, represent payments made to terminated employees during the period.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(3) At each balance sheet date, we assess the adequacy of the reserve balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2004, we recorded adjustments of $4.5 million related to the reversals of previously accrued occupancy costs due to the disposals and subleases of locations at more favorable terms than originally anticipated at the time of the original charge. During fiscal 2005, we recorded adjustments of $2.1 million related to the reversals of previously accrued occupancy costs due to the favorable result of subleasing one of the closed properties and changes in our original estimate of our future vacancy obligations for closed stores. Finally, during fiscal 2006, we recorded adjustments for additional vacancy related costs of $4.3 million due to changes in our estimate to terminate certain leases and changes in our estimation of future costs.

     We paid $56.3 million ($53.3 million in the U.S. and $3.0 million in Canada) of the total occupancy charges from the time of the original charges through February 24, 2007 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. We paid $28.2 million ($19.2 million in the U.S. and $9.0 million in Canada) of the total net severance charges from the time of the original charges through February 24, 2007, which resulted from the termination of approximately 1,100 employees. The remaining occupancy liability of $20.6 million primarily relates to expected future payments under long term leases through 2022. The severance liability has been fully utilized as of February 24, 2007 and no additional future payments for severance and benefits to individual employees will be paid out.

     At February 24, 2007 and February 25, 2006, approximately $3.0 million and $6.6 million of the reserve, respectively, was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on the Company's Consolidated Balance Sheets.

     None of these stores were open during fiscal 2004, fiscal 2005 or fiscal 2006. As such, there was no impact from store operations on the Statements of Consolidated Operations from the 39 stores included in this phase of the initiative.

     We have evaluated the reserve balance as of February 24, 2007 of $20.6 million based on current information and have concluded that it is adequate to cover expected future costs. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.

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

     The following table summarizes the activity related to this phase of the initiative recorded on the Consolidated Balance Sheets over the last three fiscal years:

                                           Severance
                                              and
                               Occupancy   Benefits     Total
                               ---------   ---------   -------
Balance at February 28, 2004    $19,962     $ 4,819    $24,781
Addition (1)                        687          --        687
Utilization (2)                  (4,747)     (4,813)    (9,560)
                                -------     -------    -------
Balance at February 26, 2005    $15,902     $     6    $15,908
Addition (1)                        710          --        710
Utilization (2)                  (2,738)         (6)    (2,744)
Adjustment (3)                    4,376          --      4,376
                                -------     -------    -------
Balance at February 25, 2006    $18,250     $    --    $18,250
Addition (1)                        741          --        741
Utilization (2)                  (1,656)         --     (1,656)
Adjustment (3)                   (3,021)         --     (3,021)
                                -------     -------    -------
Balance at February 24, 2007    $14,314     $    --    $14,314
                                =======     =======    =======

(1) The additions to occupancy during fiscal 2004, fiscal 2005 and fiscal 2006 represent interest accretion on future occupancy costs which were recorded at present value at the time of the original charge.

(2) Occupancy utilization of $4.7 million, $2.7 million and $1.7 million during fiscal 2004, fiscal 2005 and fiscal 2006, respectively, represents payments made for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $4.8 million and $0.01 million during fiscal 2003 and fiscal 2004, respectively, represent payments made to terminated employees during the period.

(3) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2005, we recorded an increase of $4.4 million in occupancy accruals due to changes in our original estimate of when we would terminate certain leases, obtain sublease rental income related to such leases and changes in our original estimate of our future vacancy obligations for closed stores. During fiscal 2006, we recorded adjustments for a reduction in vacancy related costs for our properties of $3.0 million due to changes in our estimation of such future costs.

     We paid $10.2 million of the total occupancy charges from the time of the original charge through February 24, 2007 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. The remaining occupancy liability of $14.3 million relates to expected future payments under long term leases and is expected to be paid out in full by 2022. We paid $8.9 million of the total net severance charges from the time of the original charges through February 24, 2007, which resulted from the termination of approximately 300 employees. The severance liability has been fully utilized as of

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

February 24, 2007 and no additional future payments for severance and benefits to individual employees will be paid out.

     Included in the Statements of Consolidated Operations for fiscal 2004 are the sales and operating results of the 6 stores that were identified for closure as part of this phase of the initiative. The results of these operations are as follows:

                 Fiscal 2006   Fiscal 2005   Fiscal 2004
                 -----------   -----------   -----------
Sales                $--           $--         $2,433
                     ===           ===         ======
Operating loss       $--           $--         $  (46)
                     ===           ===         ======

     At February 24, 2007 and February 25, 2006, approximately $1.3 million and $1.6 million, respectively, of the liability was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

     We have evaluated the liability balance of $14.3 million as of February 24, 2007 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.

CLOSURE OF STORES IN THE MIDWEST

     During the first quarter of fiscal 2005, we announced plans for a major strategic restructuring that would focus future effort and investment on our core operations in the Northeastern United States. Thus, we initiated efforts to close stores in the Midwest. This planned store closure included the closing of a total of 35 stores, all of which have been closed as of February 24, 2007. The remaining business located in the Midwestern United States will continue to operate as part of our core business going forward.

     The following table summarizes the activity to date related to the charges recorded for these store closures:

                                           Severance
                                              and
                               Occupancy    Benefits     Total
                               ---------   ---------   --------
Original charge (1)            $ 14,766     $ 1,337    $ 16,103
   Additions (2)                 75,259       1,373      76,632
   Utilization (3)               (9,538)     (2,439)    (11,977)
   Adjustment (4)                 9,153         (44)      9,109
                               --------     -------    --------
Balance at February 25, 2006   $ 89,640     $   227    $ 89,867
   Additions (2)                  3,567          --       3,567
   Utilization (3)              (14,065)       (211)    (14,276)
   Adjustment (4)                 3,969         (16)      3,953
                               --------     -------    --------
Balance at February 24, 2007   $ 83,111     $    --    $ 83,111
                               ========     =======    ========

(1) The original charge to occupancy during fiscal 2005 represents charges related to closures of the first 8 stores in conjunction with our decision to close stores in the Midwest of $14.8 million. The original charge to severance during fiscal 2005 of $1.3 million related to individual severings as a result of these store closures.

(2) The additions to occupancy during fiscal 2005 represent charges related to the closures of an additional 27 stores in the amount of $73.7 million and interest accretion on future occupancy costs which were recorded

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     at present value at the time of the original charge in the amount of $1.6 million. The additions to occupancy during fiscal 2006 represent interest accretion on future occupancy costs which were recorded at present value at the time of the original charge in the amount of $3.6 million. The additional charge to severance during fiscal 2005 of $1.3 million related to individual severings as a result of these store closures.

(3) Occupancy utilization of $9.5 million and $14.1 million for fiscal 2005 and fiscal 2006, respectively, represents payments made for costs such as rent, common area maintenance, real estate taxes and lease termination costs. Severance utilization of $2.4 million and $0.2 million for fiscal 2005 and 2006, respectively, represents payments made to terminated employees during the period.

(4) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During fiscal 2005, we recorded an increase of $9.2 million in occupancy accruals due to changes in our original estimate of our future vacancy obligations for closed stores. We also recorded a decrease of $0.05 million for the reversal of previously accrued severance and benefits due to changes in individual severings and associated benefit costs. During fiscal 2006, we recorded adjustments for additional vacancy related costs for our properties of $4.0 million due to changes in our estimation of such future costs and changes to our estimate to terminate certain leases, partially offset by the favorable result of terminating a lease on one property. We also recorded a decrease of $0.02 million for the reversal of previously accrued severance and benefits due to changes in individual severings and associated benefit costs.

     We paid $23.6 million of the total occupancy charges from the time of the original charge through February 24, 2007 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. The remaining occupancy liability of $83.1 million relates to expected future payments under long term leases and is expected to be paid out in full by 2025. We paid $2.6 million of the total net severance charges from the time of the original charges through February 24, 2007, which resulted from the termination of approximately 125 employees. The severance liability has been fully utilized as of February 24, 2007 and no additional future payments for severance and benefits to individual employees will be paid out.

     Included in the Statements of Consolidated Operations for fiscal 2005 and fiscal 2004 are the sales and operating results of the 35 stores that were closed in the Midwest. The results of these operations are as follows:

                 Fiscal 2006   Fiscal 2005   Fiscal 2004
                 -----------   -----------   -----------
Sales                $--        $110,882      $339,879
                     ===        ========      ========
Operating loss       $--        $(31,506)     $(39,884)
                     ===        ========      ========

     At February 24, 2007 and February 25, 2006, approximately $22.4 million and $22.5 million, respectively, of the liability was included in "Other accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

     We have evaluated the liability balance of $83.1 million as of February 24, 2007 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the vacant properties and adjustments to the reserve balance may be recorded in the future, if necessary.

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

                                           Severance
                                              and
                               Occupancy    Benefits     Total
                               ---------   ---------   --------
Original charge (1)            $     --    $ 40,417    $ 40,417
   Additions (2)                 15,420       7,296      22,716
   Utilization (3)                 (337)    (43,597)    (43,934)
   Adjustments (4)                   --        (493)       (493)
                               --------    --------    --------
Balance at February 25, 2006   $ 15,083    $  3,623    $ 18,706
   Additions (2)                    244          32         276
   Utilization (3)              (12,075)     (2,780)    (14,855)
   Adjustments (4)                2,198           1       2,199
                               --------    --------    --------
Balance at February 24, 2007   $  5,450    $    876    $  6,326
                               ========    ========    ========

(1) The original charge to severance and benefits during the first quarter of fiscal 2005 of $40.4 million related to (i.) individual severings as well as retention and productivity incentives that were accrued as earned of $7.6 million and (ii.) costs for future obligations for early withdrawal from multi-employer union pension plans of $32.8 million.

(2) The additions to occupancy during fiscal 2005 related to future occupancy costs such as rent, common area maintenance and real estate taxes, and future obligations for the warehouses sold to C&S Wholesale Grocers, Inc. The additions to occupancy during fiscal 2006 represent interest accretion on future occupancy costs which were recorded at present value at the time of the original charge in the amount of $0.2 million. The additions to severance and benefits during fiscal 2005 represented charges related to additional individual severings as well as retention and productivity incentives that were accrued as earned.

(3) Occupancy utilization of $0.3 million and $12.1 million for fiscal 2005 and fiscal 2006, respectively, represents payments associated with the closure of certain warehouses. Severance and benefits utilization of $43.6 million and $2.8 million for fiscal 2005 and fiscal 2006, respectively, represents payments made to terminated employees during the period as well as payments made to pension funds for early withdrawal from multi-employer union pension plans.

(4) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. During the fiscal 2005, we recorded adjustments of $0.5 million primarily related to reversals of previously accrued severance and benefits due to changes in individual severings and associated benefit costs. During fiscal 2006, we recorded adjustments for additional vacancy related costs for our properties of $2.2 million due to changes in our estimation of such future costs.

     We paid $12.4 million of the total occupancy charges from the time of the original charge through February 24, 2007 which was primarily for occupancy related costs such as rent, common area maintenance, real estate taxes and lease termination costs. The remaining occupancy liability of $5.4 million relates to expected future payments under long term leases and is expected to be paid out in full by 2021. We paid $46.4 million of the total net severance charges from the

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

time of the original charges through February 24, 2007. The remaining severance liability of $0.9 million relates to expected future payments for early withdrawals from multi-employer union pension plans and expected future payments for severance and benefits payments to individual employees and will be fully paid out by 2009.

     As of February 24, 2007 and February 25, 2006, approximately nil and $1.4 million, respectively, of the liability was included in "Accrued salaries, wages and benefits," $1.7 million and $11.3 million, respectively, of the liability was included in "Other Accruals" and the remaining amount was included in "Other non-current liabilities" on our Consolidated Balance Sheets.

     We have evaluated the liability balance of $6.3 million as of February 24, 2007 based upon current available information and have concluded that it is adequate. We will continue to monitor the status of the warehouses and adjustments to the reserve balance may be recorded in the future, if necessary.

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

NOTE 9 - INDEBTEDNESS

     Debt consists of the following:

                                                        February 24,   February 25,
                                                            2007           2006
                                                        ------------   ------------
Revolver borrowings, due November 2010                    $ 70,000       $     --
9.375% Notes, due August 1, 2039                           200,000        200,000
9.125% Senior Notes, due December 15, 2011                  12,840         12,840
7.75% Notes, due April 15, 2007                             31,905         31,905
Deferred gain from termination of interest rate swaps           80            599
Mortgages and Other Notes, due 2006 through 2018
   (average interest rates at each year end of 8.00%)        1,460          1,540
Less unamortized discount on 7.75% Notes                        (2)           (33)
                                                          --------       --------
                                                           316,283        246,851
Less current portion of long-term debt                     (32,069)          (569)
                                                          --------       --------
Long-term debt                                            $284,214       $246,282
                                                          ========       ========

LETTER OF CREDIT AGREEMENT

     During fiscal 2005, we entered into a cash collateralized, Letter of Credit Agreement that enabled us to issue letters of credit up to $200 million. During the third quarter of fiscal 2006, our Company transferred 6,000,000 of our Class A subordinate shares of Metro, Inc. from our foreign subsidiary to the United States. These transferred shares were being used as collateral for the Letter of Credit Agreement and have allowed us to reduce the amount of restricted cash and/or marketable securities we were previously required to maintain as collateral. As a result of this

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

transfer, the Letter of Credit Agreement was amended to enable us to issue letters of credit up to $150 million. At February 24, 2007 and February 25, 2006, there were $138.3 million and $144.7 million, respectively, in letters of credit outstanding under this agreement.

     Refer to Note 20 - Subsequent Events for further discussion regarding the sale of these Metro, Inc. shares subsequent to February 24, 2007.

REVOLVING CREDIT AGREEMENT

     During fiscal 2005, we also secured a $150 million Revolver with four lenders enabling us to borrow funds on a revolving basis for working capital loans and letters of credit. The Revolver includes a $100 million accordion feature which gives us the ability to increase commitments from $150 million to $250 million. Effective April 4, 2006, we exercised the accordion option and increased our commitments to $250 million. Under the terms of this agreement, should availability fall below $25.0 million and should cash on hand fall below $50.0 million, a borrowing block will be implemented which provides that no additional loans be made unless we are able to maintain a minimum consolidated EBITDA covenant on a trailing twelve month basis. In the event that availability falls below $25.0 million, cash on hand falls below $50.0 million, and we do not maintain the required minimum EBITDA covenant, unless otherwise waived or amended, the lenders may, at their discretion, declare, in whole or in part, all outstanding obligations immediately due and payable.

     The Revolver is collateralized by inventory, certain accounts receivable and pharmacy scripts. Borrowings under the Revolver bear interest based on LIBOR or Prime interest rate pricing. This agreement expires in November 2010. At February 24, 2007, there were no letters of credit outstanding under this agreement and there were $70.0 million in outstanding borrowings under the Revolver. As of February 24, 2007, after reducing availability for borrowing base requirements, we had $180.0 million available under the Revolver. Combined with cash we held in short-term investments and restricted marketable securities of $25.4 million, we had total cash availability of $205.4 million at February 24, 2007.

     Under the Revolver, we are permitted to pay cumulative cash dividends on common shares as well as make bond repurchases.

PUBLIC DEBT OBLIGATIONS

     Outstanding notes totaling $244.7 million at February 24, 2007 consisted of $31.9 million of 7.75% Notes due April 15, 2007, $12.8 million of 9.125% Senior Notes due December 15, 2011 and $200 million of 9.375% Notes due August 1, 2039. Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125% and 7.75% Notes. The 7.75% Notes are not redeemable prior to their maturity. The 9.375% Notes are now callable at par ($25 per bond) and the 9.125% Notes are now callable at a premium to par (104.563%). The 9.375% Notes are unsecured obligations and were issued under the terms of our senior debt securities indenture, which contains among other provisions, covenants restricting the incurrence of secured debt. The 9.375% Notes are effectively subordinate to the Revolver and do not contain cross default provisions. All covenants and restrictions for the 7.75% Notes and the 9.125% Senior Notes have been eliminated in connection with the cash tender offer as discussed below. Our notes are not

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

guaranteed by any of our subsidiaries. During fiscal 2006, there were no repurchases of our public debt obligations.

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

     Also in August 2005, our Company commenced a cash tender offer for all of the outstanding principal amount of our 7.75% Notes due April 15, 2007 and 9.125% Senior Notes due December 15, 2011. The tender offer expired on September 7, 2005. On September 8, 2005, our Company purchased pursuant to the tender offer $166.7 million of our $199 million 7.75% Notes due April 15, 2007 and $203.7 million of our $216.5 million 9.125% Senior Notes due December 15, 2011 using $370.4 million of the gross proceeds from the sale of our Canadian operations. Our Company also paid $28.6 million in tender premiums and other fees and expenses and wrote off approximately $3.9 million of unamortized debt discount and issuance costs related to this tender offer.

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

     In accordance with SFAS No. 145, both the tender premiums and other fees and expenses are classified within loss from operations and are included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2005. The recognition of the deferred gain is classified within "Interest expense" in our Consolidated Statements of Operations for fiscal 2005.

     During fiscal 2004, we repurchased in the open market $6.0 million of our 7.75% Notes due April 15, 2007. The cost of this open market repurchase resulted in a pretax gain due to the early extinguishment of debt of $0.8 million. In accordance with SFAS No. 145, this gain has been classified within loss from operations.

     Although our Company declared and paid a special one-time dividend to our shareholders of record on April 17, 2006 equal to $7.25 per share in April 2006, our Company's policy is to not pay dividends. As such, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2007. However, our Company is permitted, under the terms of our Revolver, to pay cash dividends on common shares.

     Maturities for the next five fiscal years and thereafter are: 2007 - $32.1 million; 2008 - $0.1

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

million; 2009 - $0.1 million; 2010 - $70.1 million; 2011 - $13.0 million; 2012 and thereafter - $200.9 million. Interest payments on indebtedness were approximately $28 million for fiscal 2006, $48 million for fiscal 2005 and $56 million for fiscal 2004.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of our financial instruments are as follows:

                                                         February 24, 2007     February 25, 2006
                                                        -------------------   -------------------
                                                        Carrying     Fair     Carrying     Fair
                                                         Amount      Value     Amount      Value
                                                        --------   --------   --------   --------
Revolver borrowings, due November 2010                  $ 70,000   $ 70,000   $     --   $     --
9.375% Notes, due August 1, 2039                         200,000    204,800    200,000    200,000
9.125% Senior Notes, due December 15, 2011                12,840     13,033     12,840     13,723
7.75% Notes, due April 15, 2007                           31,982     31,506     32,471     32,065
Mortgages and Other Notes, due 2006 through 2018           1,460      1,460      1,540      1,540

     The fair value of our Revolver borrowings approximates the carrying value at February 24, 2007. The fair value for the public debt securities is based on quoted market prices for such notes. As of February 24, 2007 and February 25, 2006, the carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments. Marketable securities are recorded at fair value at February 24, 2007 and February 25, 2006. Refer to Note 1 - Summary of Significant Accounting Policies for discussion of SFAS 157 and SFAS 159 and the impact of its adoption.

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     The Consolidated Balance Sheets include the following capital leases:

                                                        February 24,   February 25,
                                                            2007           2006
                                                        ------------   ------------
Property under capital leases                             $ 41,135       $ 52,454
Accumulated amortization                                   (20,459)       (29,360)
                                                          --------       --------
   Net property under capital leases                      $ 20,676       $ 23,094
                                                          ========       ========

     During fiscal 2005, we entered into a new capital lease totaling $10 million. This capital lease amount is a non-cash transaction and, accordingly, has been excluded from the Consolidated Statements of Cash Flows. During fiscal 2006 and fiscal 2004, we did not enter into any new capital leases. Interest paid as part of our capital lease obligations was approximately $3.5 million in fiscal 2006, $6.3 million in fiscal 2005 and $7.5 million in fiscal 2004.

     Rent expense for operating leases during the last three fiscal years consisted of the following:

                                                        Fiscal 2006   Fiscal 2005   Fiscal 2004
                                                        -----------   -----------   -----------
Minimum rentals                                           $174,151      $211,779      $245,503
Contingent rentals                                           2,486         3,732         5,324
                                                          --------      --------      --------
   Total rent expense                                     $176,637      $215,511      $250,827
                                                          ========      ========      ========

     Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 24, 2007 are shown in the table below.

                                                                                        Operating Leases
                                                                   ----------------------------------------------------------
                                                                     Future Minimum Rental Payments      Future    Net Future
                                                                   ----------------------------------    Minimum     Minimum
                                                         Capital      Open       Closed                 Sublease     Rental
Fiscal                                                   Leases      Stores       Sites       Total      Rentals    Payments
------                                                  --------   ----------   --------   ----------   --------   ----------
2007                                                    $  4,592   $  182,707   $ 42,701   $  225,408   $ 25,671   $  199,737
2008                                                       4,543      179,294     38,848      218,142     22,370      195,772
2009                                                       4,331      175,216     37,465      212,681     20,770      191,911
2010                                                       4,041      166,733     34,249      200,982     18,294      182,688
2011                                                       4,064      156,876     31,709      188,585     15,045      173,540
2012 and thereafter                                       46,525    1,202,195    205,577    1,407,772     92,778    1,314,994
                                                        --------   ----------   --------   ----------   --------   ----------
Net minimum rentals                                       68,096   $2,063,021   $390,549   $2,453,570   $194,928   $2,258,642
                                                                   ==========   ========   ==========   ========   ==========
Less interest portion                                    (36,886)
                                                        --------
Present value of future minimum rentals                 $ 31,210
                                                        ========

     In the future minimum rental payments of closed sites of $390.5 million are amounts that are included in current and non-current liabilities on our Consolidated Balance Sheets. The amounts included in our Consolidated Balance Sheets are estimated net cash flows based on our experience and knowledge of the market in which the closed store is located. Refer to our discussion of Closed Store Reserves in Note 1 - Summary of Significant Accounting Policies.

     During fiscal 2006 and fiscal 2005, we sold 1 and 5 properties, respectively, and simultaneously leased them back from the purchaser. However, due to our Company's continuing

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

involvement with 1 of these properties in fiscal 2005, as (i.) we receive sublease income that is more than 10% of the fair market value of this property, (ii.) lease contains renewal options that extend beyond the economic useful life of the property, and (iii.) we are obligated to repurchase the property if certain circumstances occur, the sale did not qualify for sale-leaseback accounting in accordance with SFAS 98, "Accounting for Leases" but rather as a long-term real estate liability under the provisions of SFAS 66, "Accounting for Sales of Real Estate" ("SFAS 66"). In accordance with SFAS 66, the carrying value of this property of approximately $9.0 million remained on our Consolidated Balance Sheets at February 26, 2005, and no sale was recognized. Instead the sales price of this property of $20.8 million was recorded as a long-term real estate liability with a maturity of 20 years within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 25, 2006. In addition, the lease payments are being charged to "Interest expense" in our Consolidated Statements of Operations. This property was sold for a profit resulting in a gain, after deducting expenses, which has been deferred and will not be recognized until the end of the lease when our continuing involvement ceases.

     "Long-term real estate liabilities" on our Consolidated Balance Sheets also include various leases in which our Company received landlord allowances to offset the costs of structural improvements we made to the leased space. As we had directly paid for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements under SFAS 98, "Accounting for Leases" to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and have been amortized over the lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 12 and 25 years and effective annual percentage rates between 4.74% and 44.78%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

     The future minimum annual lease payments relating to these leases as well as those leases for properties that we previously owned but did not qualify for sale-leaseback treatment have been included in the table below.

                                  Long-term Real Estate Liabilities
                                  ---------------------------------
                                                            Net
                                    Future     Future      Future
                                   Minimum     Minimum    Minimum
                                    Rental    Sublease     Rental
Fiscal                            Payments    Rentals    Payments
------                            ---------   --------   ---------
2007                              $  36,356    $ 4,565   $  31,791
2008                                 36,498      4,354      32,144
2009                                 36,714      3,980      32,734
2010                                 36,830      3,077      33,753
2011                                 37,023      2,162      34,861
2012 and thereafter                 455,903      6,711     449,192
                                  ---------    -------   ---------
                                    639,324     24,849     614,475
Less interest portion              (338,492)        --    (338,492)
                                  ---------    -------   ---------
Present value of future minimum
   rental payments                $ 300,832    $24,849   $ 275,983
                                  =========    =======   =========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     The remaining 1 and 4 properties sold and simultaneously leased back from the purchaser during fiscal 2006 and fiscal 2005, respectively, had a carrying value of approximately $2.5 million and $16.1 million, respectively. Net proceeds received related to these transactions amounted to approximately $9.2 million and $32.6 million, respectively. These properties were sold for a profit resulting in (i.) a gain that was immediately recognized of $1.3 million and $5.1 million, respectively, as we are leasing back more than a minor part but less than substantially all of the property sold in accordance with SFAS 28, "Accounting for Sales with Leasebacks," and (ii.) a deferred gain after deducting expenses of $5.4 million and $11.1 million, respectively, which will be recognized as an offset to rent expense over the remaining life of the leases.

     During fiscal 2006, fiscal 2005, and fiscal 2004, we recognized gains related to all of our sale-leaseback transactions of $5.3 million, of which $1.3 million related to recognition of a portion of the gain on sale in the current year as we are leasing back more than a minor part but less than substantially all of the property as discussed above, $8.8 million, of which $5.1 million related to recognition of a portion of the gain on sale in the current year as we are leasing back more than a minor part but less than substantially all of the property sold as discussed above, and $2.6 million, respectively. The remaining deferred gain at February 24, 2007 and February 25, 2006 amounted to $64.7 million and $63.5 million, respectively.

NOTE 12 - INCOME TAXES

     The components of (loss) income from continuing operations before income taxes were as follows:

                Fiscal 2006   Fiscal 2005   Fiscal 2004
                -----------   -----------   -----------
United States    $(35,572)      $471,149     $(224,498)
Canada                 --         48,201        41,017
                 --------       --------     ---------
   Total         $(35,572)      $519,350     $(183,481)
                 ========       ========     =========

     The benefit from (provision for) income taxes from continuing operations consisted of the following:

                                            Fiscal 2006   Fiscal 2005   Fiscal 2004
                                            -----------   -----------   -----------
Current:
Federal                                       $65,430      $ (90,448)     $    --
Canadian                                           --        (18,539)       2,603
State and local                                (3,494)       (19,238)      (4,500)
Canadian tax on dividends                         152           (702)          --
                                              -------      ---------      -------
                                               62,088       (128,927)      (1,897)
                                              -------      ---------      -------
Deferred:
Federal                                            --             --           --
Canadian                                           --             --        1,369
State and local                                    --             --           --
                                              -------      ---------      -------
                                                   --             --        1,369
                                              -------      ---------      -------
Benefit from (provision for) income taxes     $62,088      $(128,927)     $  (528)
                                              =======      =========      =======

     The deferred income tax benefit (provision) resulted primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax regulations, net operating loss ("NOL") carryforwards and, in fiscal 2006, fiscal 2005 and fiscal 2004, the U.S. valuation allowance. In accordance with SFAS

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

109 "Accounting for Income Taxes", a valuation allowance is created and offset against the net deferred tax asset if, based on existing facts and circumstances, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In future periods, we will continue to record a valuation allowance against net deferred tax assets that are created by U.S. losses. The valuation allowance will be adjusted when and if, in our opinion, significant positive evidence exists which indicates that it is more likely than not that we will be able to realize the U.S. deferred tax asset.

     During fiscal 2006, the U.S. valuation allowance was decreased by $2.7 million resulting from an increase of $19.1 million that was recorded through the current year tax benefit in our Consolidated Statement of Operations offset by a decrease of $21.8 million relating to several reclassifications to various balance sheet items in our Consolidated Balance Sheet at February 24, 2007.

     During fiscal 2005 the U.S. valuation allowance was decreased by $241.8 million.

     In October 2004, the U.S. government passed the "Homeland Investment Act" which allows companies to repatriate cash balances from their controlled foreign subsidiaries at a reduced tax rate. This is achieved by permitting a one time 85% dividends received deduction. As discussed in Note 3 - Equity Investment in Metro, Inc., our Company completed the sale of our Canadian subsidiary to Metro, Inc. during fiscal 2005. As a result of this transaction, our Company repatriated $949.0 million from our foreign subsidiaries, of which $500.0 million is intended to qualify for the 85% dividends received deduction. Until such time as the taxing authorities have affirmed the adequacy of our Company's Domestic Reinvestment Plan, we recorded a tax provision of $98.1 million, in fiscal 2005, for the potential disallowance of the 85% dividend received deduction. This amount was recorded in "(Provision for) benefit from income taxes" in our Consolidated Statements of Operations for fiscal 2005 and in "Other non-current liabilities" in our Consolidated Balance Sheet at February 25, 2006. During fiscal 2006, this tax provision was reduced by $66.2 million, principally due to the recognition of foreign tax credits of $39.8 million and a tax benefit of $34.8 million from current year operating losses, offset by interest of $1.8 million and an increase to our valuation allowance of $6.0 million. This reduction was recorded in "Benefit from (provision for) income taxes" in our Statements of Consolidated Operations for fiscal 2006. In addition, as a result of the completion of our tax return during the third quarter, the provision was reduced by $4.9 million along with a corresponding increase in current taxes payable of $4.9 million. Finally, the provision was also reduced for adjustments impacting state taxes currently payable and additional paid in capital of $2.6 million for fiscal 2006. The balance in the provision of $24.4 million is included in "Other non-current liabilities" in our Consolidated Balance Sheet at February 24, 2007.

     The deferred tax benefit recorded in fiscal 2004 for our Canadian operations of approximately $1.4 million reflects temporary differences. During fiscal 2004, the U.S. valuation allowance was increased by $89.6 million.

     At February 26, 2005, the undistributed earnings of our foreign subsidiaries amounted to approximately $178.1 million. We had not recorded deferred income taxes on the undistributed earnings of our foreign subsidiaries since at such time our intent was to indefinitely reinvest such earnings. Upon distribution of these earnings in the form of dividends or otherwise, we may be subject to U.S. income taxes and foreign withholding

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

taxes. As a result of the sale of our Canadian operations, our undistributed earnings of our foreign subsidiaries were reduced to $36.2 million and $3.1 million at February 24, 2007 and February 25, 2006, respectively.

     The components of net deferred tax assets (liabilities) are as follows:

                                                        February 24,   February 25,
                                                            2007           2006
                                                        ------------   ------------
CURRENT ASSETS:
   Insurance reserves                                     $  17,583     $  23,096
   Other reserves and accrued benefits                       33,845        53,196
   Accrued postretirement and postemployment benefits           603           756
   Lease obligations                                            526           522
   Pension obligations                                       15,374        17,868
   Miscellaneous                                              2,993         3,397
                                                          ---------     ---------
                                                             70,924        98,835
                                                          ---------     ---------
CURRENT LIABILITIES:
   Inventories                                               (7,839)       (9,422)
   Health and welfare                                        (1,596)         (405)
   Miscellaneous                                             (1,917)       (1,657)
                                                          ---------     ---------
                                                            (11,352)      (11,484)
                                                          ---------     ---------
Valuation allowance                                         (19,360)      (27,318)
                                                          ---------     ---------
Deferred income taxes included in prepaid expenses
   and other current assets                               $  40,212     $  60,033
                                                          =========     =========

                                                        February 24,   February 25,
                                                            2007           2006
                                                        ------------   ------------
NON-CURRENT ASSETS:
   Alternative minimum tax credits                        $  38,048     $  32,035
   Other reserves including asset disposition charges        55,751        63,123
   Lease obligations                                          4,318         4,287
   Equity investment in Metro, Inc.                          21,627            --
   Insurance reserves                                        39,122        34,319
   Accrued postretirement and postemployment benefits        10,843        17,445
   Pension obligations                                          756         1,307
   Step rents                                                24,702        24,877
   State tax                                                  5,582         2,082
   Miscellaneous                                                723           349
                                                          ---------     ---------
                                                            201,472       179,824
                                                          ---------     ---------
NON-CURRENT LIABILITIES:
   Depreciation                                            (177,888)     (178,920)
   Pension obligations                                       (7,892)       (9,933)
   Miscellaneous                                               (908)       (1,302)
                                                          ---------     ---------
                                                           (186,688)     (190,155)
                                                          ---------     ---------
Valuation allowance                                         (54,996)      (49,702)
                                                          ---------     ---------
Net non-current deferred income tax liability
   included in Other non-current liabilities              $ (40,212)    $ (60,033)
                                                          =========     =========

     As of February 24, 2007 and February 25, 2006, we had no NOL carryforwards or carrybacks from our U.S. operations available for financial reporting under U.S. generally accepted accounting principles.

     Income tax payments, net of income tax refunds for fiscal 2006, 2005 and 2004 were

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

approximately $4.4 million, $23.8 million and $12.3 million, respectively.

     A reconciliation of income taxes from continuing operations at the 35% federal statutory income tax rate for fiscal 2006, 2005 and 2004 to income taxes as reported is as follows:

                                                 Fiscal 2006   Fiscal 2005   Fiscal 2004
                                                 -----------   -----------   -----------
Income tax benefit from (provision) continuing
   operations computed at federal
   statutory income tax rate                      $ 12,450      $(181,773)    $ 64,218
State and local income taxes, net of
   federal tax benefit                              (2,271)       (12,505)      (2,925)
Tax rate differential relating to Canadian
   operations                                           --         (2,271)       2,358
Permanent difference relating to the sale of
   Canadian assets                                  66,357       (129,096)          --
Permanent difference relating to purchase
   of Canadian franchisees                              --             --       (8,590)
Other permanent differences                           (418)          (399)        (527)
Change in estimate of balance sheet items               --             --       16,265
U.S. valuation allowance                           (14,030)       197,117      (71,327)
                                                  --------      ---------     --------
   Income tax benefit (provision), as reported    $ 62,088      $(128,927)    $   (528)
                                                  ========      =========     ========

     For fiscal 2006, our effective income tax rate of 174.5% changed from the effective income tax rate of 24.8% for fiscal 2005. For fiscal 2005, our effective income tax rate of 24.8% changed from the effective income tax rate of 0.3% for fiscal 2004. Refer to table below:

                      Fiscal 2006                Fiscal 2005                  Fiscal 2004
                -----------------------   -------------------------   ---------------------------
                              Effective                   Effective   Tax (Provision)   Effective
                Tax Benefit    Tax Rate   Tax Provision    Tax Rate       Benefit        Tax Rate
                -----------   ---------   -------------   ---------   ---------------   ---------
United States     $62,088      (174.5%)     $(110,388)       21.3%        $(4,500)         2.5%
Canada                 --          --         (18,539)        3.5%          3,972         (2.2%)
                  -------      ------       ---------        ----         -------         ----
                  $62,088      (174.5%)     $(128,927)       24.8%        $  (528)         0.3%
                  =======      ======       =========        ====         =======         ====

Fiscal 2006 as compared to Fiscal 2005

     The change in our effective tax rate was primarily due to (i.) the recognition of tax benefits as we continue to experience operating losses and these operating losses decrease the overall tax provision previously recorded during fiscal 2005 in connection with our Company's Domestic Reinvestment Plan as discussed above and events surrounding the sale of our Canadian operations in fiscal 2005, (ii) the recognition of foreign tax credits, (iii) the increase in our valuation allowance that was recorded through the current year tax benefit as discussed above, (iv) the tax benefit from not providing deferred taxes on the undistributed earnings of our investment in Metro, Inc., and (v.) the absence of a tax provision that was recorded for our Canadian operations during fiscal 2005 that was not recorded during fiscal 2006 due to the sale of our Canadian operations during the second quarter of fiscal 2005.

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

NOTE 13 - RETIREMENT PLANS AND BENEFITS

     On February 24, 2007, we adopted SFAS 158 which requires that we recognize the funded status of our defined benefit pension and other postretirement benefit plans as a net liability or asset on our balance sheets and requires any unrecognized prior service costs and actuarial gains or losses to be recognized as a component of accumulated other comprehensive income or loss. Minimum pension liabilities and related intangible assets are derecognized upon adoption. SFAS 158 also requires that beginning in our fiscal 2008, our assumptions used to measure our annual expenses be determined as of the balance sheet date (February 28, 2009), and all plan assets and liabilities to be reported as of that date. Retroactive application of this accounting rule is prohibited; therefore, fiscal 2006 is presented as required under SFAS 158 and fiscal 2005 is presented as required under the accounting rules prior to SFAS
158. The adoption in fiscal 2006 had no effect on the computation of net periodic benefit expense for pensions and postretirement benefits.

     The incremental effects of applying SFAS 158 on individual lines in the Consolidated Balance Sheet are as follows:

                                              Balances                    Balances
                                               Before                      After
                                            Adoption of                 Adoption of
                                              SFAS 158    Adjustments     SFAS 158
                                            -----------   -----------   -----------
Prepaid expenses and other current assets    $   60,853    $  1,898     $   62,751
Other assets                                 $   47,200    $  6,646     $   53,846
Accrued salaries, wages and benefits         $  117,580    $ (1,861)    $  115,719
Other non-current liabilities                $  516,369    $ (8,791)    $  507,578
Accumulated other comprehensive income       $    3,692    $ 19,196     $   22,888
Total assets                                 $2,103,079    $  8,544     $2,111,623
Total liabilities                            $1,691,605    $(10,652)    $1,680,953
Total stockholders' equity                   $  411,474    $ 19,196     $  430,670

DEFINED BENEFIT PLANS

     We provide retirement benefits to certain non-union and union employees under various defined benefit plans. Our defined benefit pension plans are non-contributory and benefits under these plans are generally determined based upon years of service and, for salaried employees, compensation. We fund these plans in amounts consistent with the statutory funding requirements. We use December 31 as their measurement date.

     The following tables set forth the change in benefit obligations, the change in plan assets, the funded status, and the accumulated benefit obligation for fiscal 2006 and 2005 for our defined benefit plans:

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                  2006       2005
                                                --------   --------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation - beginning of year          $212,231   $213,051
Service cost                                       5,609      5,998
Interest cost                                     11,368     11,887
Actuarial loss (gain)                              3,656     (3,746)
Benefits paid                                    (15,984)   (17,055)
Amendments                                         1,141      1,160
Special termination benefits                          --        936
                                                --------   --------
Benefit obligation - end of year                $218,021   $212,231
                                                ========   ========
CHANGE IN PLAN ASSETS
Plan assets at fair value - beginning of year   $197,107   $205,644
Actual return on plan assets                      16,758      4,160
Company contributions                              4,304      4,358
Benefits paid                                    (15,984)   (17,055)
                                                --------   --------
   Plan assets at fair value - end of year      $202,185   $197,107
                                                ========   ========

RECONCILIATION OF FUNDED STATUS
Funded status                                   $(15,836)  $(15,124)
Unrecognized actuarial gain                           --     (1,635)
Unrecognized prior service cost                       --      1,689
                                                 --------   --------
   Net liability recognized                      (15,836)   (15,070)
                                                 --------   --------
Prepaid benefit cost                              18,790     23,668
Current accrued benefit liability                 (2,503)    (4,000)
Accrued benefit liability                        (32,123)   (40,518)
Intangible asset                                      --        874
Minimum pension liability                             --      4,906
                                                 --------   --------
   Net liability recognized                     $(15,836)  $(15,070)
                                                ========   ========
ACCUMULATED BENEFIT OBLIGATION                  $214,866   $209,793
                                                ========   ========

     Our Company expects approximately $0.1 million of the net actuarial loss and $0.3 million of the prior service cost to be recognized as a component of net periodic benefit cost in fiscal 2007.

     The prepaid pension asset is included in "Other assets" on the Consolidated Balance Sheets while the pension liability is included in "Accrued salaries, wages and benefits" and "Other non-current liabilities".

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Amounts recognized in accumulated other comprehensive income (loss) at February 24, 2007 are as follows:


Net actuarial gain            $ 2,548
Prior service (cost) credit    (2,959)
Net transition obligation          --
                              -------
   Total                      $  (411)
                              =======

     Plans with accumulated benefit obligation in excess of plan assets consisted of the following and only relate to U.S. plans:

                                   2006      2005
                                 -------   -------
Accumulated benefit obligation   $97,719   $93,401
Projected benefit obligation     $98,780   $93,529
Plan assets at fair value        $64,154   $61,507

     At February 25, 2006, our additional minimum pension liability for our defined benefit plans exceeded the aggregate of the unrecognized prior service costs and the net transition obligation. Accordingly, stockholders' equity was increased by $1.5 million.

     The components of net pension cost (income) were as follows:

                                                           2005                  2004
                                           2006     ------------------   -------------------
                                           U.S.       U.S.      Canada     U.S.      Canada
                                         --------   --------   -------   --------   --------
Service cost                             $  5,609   $  5,998   $ 4,576   $  5,671   $  8,861
Interest cost                              11,368     11,887     6,519     12,016     13,192
Expected return on plan assets            (12,350)   (13,423)   (8,369)   (13,861)   (16,996)
Amortization of unrecognized net asset         --         --        --        (12)        --
Amortization of unrecognized net prior
   service (credit) cost                     (128)      (294)      286         95        560
Amortization of unrecognized net
   actuarial loss (gain)                      162         58       900       (131)     1,928
Curtailments and settlements                   --         --        --         70         --
Special termination benefits                   --        936        --         --         --
Administrative expenses and other              --         --       138      2,373        278
                                         --------   --------   -------   --------   --------
   Net pension cost (income)             $  4,661   $  5,162   $ 4,050      6,221   $  7,823
                                         ========   ========   =======   ========   ========

     The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year:

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                    2004            2003
                                 2006   2005    -------------   -------------
                                 U.S.   U.S.   U.S.   Canada   U.S.   Canada
                                 ----   ----   ----   ------   ----   ------
Weighted average discount rate   5.75%  5.50%  5.75%   5.75%   6.00%   6.00%
Weighted average rate of
   compensation increase         2.75%  2.50%  2.75%   3.50%   3.00%   3.50%
Expected long-term rate of
   return on plan assets         6.75%  6.50%  6.50%   7.50%   7.00%   7.50%

     The expected long-term rate of return on plan assets for fiscal 2007 is 6.75% for the U.S. and represents the weighted average of expected returns for each asset category. We determine our expected long-term rate of return based on historical performance, adjusted for current trends.

     Our defined benefit pension plan weighted average asset allocations by asset category were as follows:

                        Actual Allocation
                         at December 31,
                        -----------------
             Target        2006   2005
           Allocation      U.S.   U.S.
           ----------      ----   ----
Equities    50 - 60%        65%    61%
Bonds       30 - 40%        33%    28%
Cash         5 - 10%         2%    11%
                           ---    ---
   Total                   100%   100%
                           ===    ===

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

     Estimated future defined benefit payments expected to be paid from the U.S. plan is as follows:

2007                $13,984
2008                 14,398
2009                 13,836
2010                 14,251
2011                 14,262
Years 2012 - 2016    75,046

     We also expect to contribute $5.6 million in cash to our defined benefit pension plans in fiscal 2007.

DEFINED CONTRIBUTION PLANS

     We maintain a defined contribution retirement plan to which we contribute an amount equal to 4% of eligible participants' salaries and a savings plan to which eligible participants may contribute a percentage of eligible salary. We contribute to the savings plan based on specified percentages of the participants' eligible contributions. Participants become fully vested in our contributions after 5 years of service. Our contributions charged to operations for both plans were

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

approximately $9.0 million, $9.3 million and $10.5 million in fiscal years 2006, 2005 and 2004, respectively.

MULTI-EMPLOYER UNION PENSION PLANS

     We participate in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by our other pension plans. The pension expense for these plans approximated $32.1 million, $37.8 million and $44.4 million in fiscal 2006, 2005 and 2004, respectively. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans, which benefits could be significant and material for our Company. As of the balance sheet date, we have not established any liabilities for future withdrawals because such withdrawals from these plans are not probable and the amount cannot be estimated.

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

     The following tables set forth the change in benefit obligations, the change in plan assets, and the reconciliation of funded status for fiscal 2006 and 2005 for our postretirement benefit plans:

                                                   2006       2005
                                                 --------   --------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation - beginning of year           $22,052    $21,668
Service cost                                         375        338
Interest cost                                      1,172      1,198
Benefits paid                                     (1,499)    (1,655)
Actuarial (gain) loss                             (3,286)       503
                                                 -------    -------
   Benefit obligation - end of year              $18,814    $22,052
                                                 =======    =======

CHANGE IN PLAN ASSETS
Plan assets at fair value - beginning of year   $     --   $     --
Actual return on plan assets                          --         --
Company contributions                              1,499      1,655
Benefits paid                                     (1,499)    (1,655)
                                                --------   --------
   Plan assets at fair value - end of year      $     --   $     --
                                                ========   ========
RECONCILIATION OF FUNDED STATUS
Funded status                                   $(18,814)  $(22,052)
Unrecognized actuarial gain                           --     (5,424)
Unrecognized prior service benefit                    --     (6,470)
Contributions                                        173         --
                                                --------   --------
   Net liability recognized                      (18,641)   (33,946)
                                                --------   --------
Current liability                                 (1,036)    (1,400)
Noncurrent liability                             (17,605)   (32,546)
                                                --------   --------
   Net liability recognized                     $(18,641)  $(33,946)
                                                ========   ========
Assumed discount rate                               5.75%      5.50%
                                                ========   ========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     Our Company expects approximately $0.4 million of the net actuarial gain and $1.3 million of the prior service cost credit to be recognized as a component of net periodic benefit cost in fiscal 2007.

     The pension liability is included in "Accrued salaries, wages and benefits" and "Other non-current liabilities".

     Amounts recognized in accumulated other comprehensive income (loss) at February 24, 2007 are as follows:

Net actuarial gain                                          $ 8,488
Prior service (cost) credit                                   5,123
Net transition obligation                                        --
                                                            -------
   Total                                                    $13,611
                                                            =======

     The components of net postretirement benefits cost (income) are as follows:

                                                      52 Weeks Ended
                                        ------------------------------------------
                                        December 31,   December 31,   December 31,
                                            2006           2005           2004
                                        ------------   ------------   ------------
U.S. PLANS
Service cost                              $   375        $   338        $   286
Interest cost                               1,172          1,198          1,194
Prior service cost                         (1,347)        (1,347)        (1,347)
Amortization of gain                         (222)          (278)          (413)
                                          -------        -------        -------
   Net postretirement benefits income     $   (22)       $   (89)       $  (280)
                                          =======        =======        =======
Discount rate                                5.50%          5.75%          6.00%
                                          =======        =======        =======

                                                      52 Weeks Ended
                                        ------------------------------------------
                                        December 31,   December 31,   December 31,
                                            2006           2005           2004
                                        ------------   ------------   ------------
CANADIAN PLANS
Service cost                                 $--          $  75         $   152
Interest cost                                 --            270             529
Prior service cost                            --           (148)         (3,714)
Amortization of loss                          --            118             216
                                             ---          -----         -------
   Net postretirement benefits cost
      (income)                               $--          $ 315         $(2,817)
                                             ===          =====         =======
Discount rate                                 --           5.75%           6.00%
                                             ===          =====         =======

     The assumed rate of future increase in health care benefit cost for fiscal 2007 was 9.70% - 10.50% and is expected to decline to 5.0% by the year 2018 and remain at that level thereafter. For the U.S. plan, the effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of service and interest cost would either be an increase or decrease of $0.1

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

million, while the accumulated postretirement benefit obligation would either increase by $1.1 million or decrease by $1.0 million.

     Estimated future postretirement benefit payments expected to be paid in the U.S. are as follows:

2007                                                   $1,036
2008                                                    1,061
2009                                                    1,151
2010                                                    1,174
2011                                                    1,225
Years 2012 - 2016                                       6,511

POSTEMPLOYMENT BENEFITS

     We accrue costs for pre-retirement, postemployment benefits provided to former or inactive employees and recognize an obligation for these benefits. The costs of these benefits have been included in operations for each of the three fiscal years ending February 24, 2007. As of February 24, 2007 and February 25, 2006, we had a liability reflected on the Consolidated Balance Sheets of $15.2 million and $22.4 million, respectively, related to such benefits.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


NOTE 14 - STOCK BASED COMPENSATION

     In December 2004, the FASB issued FAS 123R (revised 2004), "Share-Based Payment" ("FAS 123R"). FAS 123R is a revision of FAS No. 123, as amended, "Accounting for Stock-Based Compensation" ("FAS 123") and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." FAS 123R eliminates the alternative to use the intrinsic value method of accounting that was provided in FAS 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees. FAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. FAS 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees.

     On February 27, 2005 (the first day of our 2005 fiscal year), our Company adopted FAS 123R. FAS 123R is a revision of FAS No. 123, as amended, "Accounting for Stock-Based Compensation" ("FAS 123") and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Our Company adopted FAS 123R using a modified prospective application, as permitted under FAS 123R. Accordingly, prior period amounts have not been restated. Under this application, we are required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

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

     During fiscal 2006 and fiscal 2005, compensation expense related to share-based incentive plans was $8.2 million and $9.0 million, after tax, respectively. Included in share-based compensation expense recorded during fiscal 2006 and fiscal 2005, was $1.1 million and $2.5 million, respectively, related to expensing of stock options, $6.0 million and $4.8 million, respectively, relating to expensing of restricted stock, nil and $1.1 million relating to the immediate vesting of certain stock options, and $1.1 million and $0.6 million, respectively, relating to expensing of common stock to be granted to our Board of Directors at the Annual Meeting of Stockholders.

     At February 24, 2007, we had two stock-based compensation plans. The general terms of each plan, the method of estimating fair value for each plan and fiscal 2005 and 2006 activity is reported below.

I. The 1998 Long Term Incentive and Share Award Plan: This plan provides for the grant of awards in the form of options, SAR's, restricted shares, restricted share units, performance shares, performance units, dividend equivalent, or other share based awards to our Company's officers and key employees. The total number of shares available for issuance under this plan is 8,000,000 subject to anti-dilution provisions. Options and SAR's issued under this plan vest 25% on each anniversary date of issuance over a four year period.

     Performance restricted stock units issued under this plan during fiscal 2005 are earned based on our Company achieving in Fiscal 2007 a profit after taxes, after adjusting for specific matters which our Company considers to be of a non-operating nature, with an outlook for continued, sustainable profitability on the same basis. The units will vest 50% based on achievement of a net profit in fiscal 2007 and 50% based on achievement of a net profit in fiscal 2008.

     Performance restricted stock units issued under this plan during fiscal 2006 are earned based on our Company achieving certain operating targets in Fiscal 2008 and are 100% vested in Fiscal 2008 upon achievement of those targets.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


     The stock option awards under The 1998 Long Term Incentive and Share Award Plan are granted at the fair market value of the Company's common stock at the date of grant. Fair value calculated under SFAS 123, as amended, "Accounting for Stock-Based Compensation" is used to recognize expense upon adoption of SFAS 123R. Fair values for each grant were estimated using a Black-Scholes valuation model which utilized assumptions as detailed in the following table for expected life based upon historical option exercise patterns, historical volatility for a period equal to the stock option's expected life, and risk-free rate based on the U.S. Treasury constant maturities in effect at the time of grant. During fiscal 2005, our Company did not grant any stock options under this plan. The following assumptions were in place during fiscal 2006 and fiscal 2004:

                                Fiscal 2006    Fiscal 2004
                                -----------   -------------
Expected life                     7 years        7 years
Volatility                          56%            54%
Risk-free interest rate range      4.96%      3.17% - 4.51%


The SAR awards under The 1998 Long Term Incentive and Share Award Plan were granted at the fair market value of the Company's common stock at the date of the grant.

Performance restricted stock units issued under The 1998 Long Term Incentive and Share Award Plan are granted at the fair market value of the Company's common stock at the date of grant, adjusted by an estimated forfeiture rate.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



Stock options

The following is a summary of the stock option activity during fiscal 2004, fiscal 2005, and fiscal 2006:

                                                             Weighted
                                                Weighted      Average
                                                 Average     Remaining    Aggregate
                                                Exercise    Contractual   Intrinsic
                                     Shares       Price    Term (years)     Value
                                   ----------   --------   ------------   ---------
Outstanding at February 28, 2004    5,358,824     14.24
   Granted                             74,000      7.67
   Canceled or expired               (750,372)    13.83
   Exercised                         (218,318)     7.32
                                   ----------    ------
Outstanding at February 26, 2005    4,464,134     14.53
   Granted                                 --        --
   Canceled or expired               (551,064)    17.04
   Exercised                       (2,378,685)    10.92
                                   ----------    ------
Outstanding at February 25, 2006    1,534,385    $19.24
   Adjustment for dividend*           371,995        --
   Granted                             86,430     27.71
   Canceled or expired               (253,726)    21.44
   Exercised                         (414,104)    14.35
                                   ----------    ------
Outstanding at February 24, 2007    1,324,980    $15.50         3.9        $20,633
                                   ==========    ======         ===        =======
Exercisable at:
   February 24, 2007                1,186,586    $15.22         3.4        $18,810
                                                                ===        =======
Nonvested at:
   February 24, 2007                  138,394    $17.90         8.0        $ 1,823
                                                                ===        =======

     The total intrinsic value of options exercised during fiscal 2006 and fiscal 2005 was $5.9 million and $51.0 million, respectively.

     As of February 24, 2007, approximately $0.7 million, after tax, of total unrecognized compensation expense related to unvested stock option awards will be recognized over a weighted average period of 0.8 year.

     The amount of cash received from the exercise of stock options in fiscal 2006 was approximately $6.0 million.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


SAR's

The following is a summary of the SAR's activity during fiscal 2004, fiscal 2005, and fiscal 2006:

                                             Weighted
                                              Average
                                             Exercise
                                    Shares     Price
                                   -------   --------
Outstanding at February 28, 2004    12,500     31.63
   Granted                              --        --
   Canceled or expired                  --        --
   Exercised                            --        --
                                   -------    ------
Outstanding at February 26, 2005    12,500    $31.63
   Granted                              --        --
   Canceled or expired             (12,500)    31.63
   Exercised                            --        --
                                   -------    ------
Outstanding at February 25, 2006        --    $   --
   Granted                              --        --
   Canceled or expired                  --        --
   Exercised                            --        --
                                   -------    ------
Outstanding at February 24, 2007        --    $   --
                                   =======    ======

Performance Restricted Stock Units

During fiscal 2006 and fiscal 2005, our Company granted 393,162 shares and 1,905,000 shares of performance restricted stock units to selected employees, respectively, for a total grant date fair value of $10.8 million and $25.4 million, respectively. Approximately $12.6 million of unrecognized fair value compensation expense relating to these performance restricted stock units and those issued in the previous year are expected to be recognized through fiscal 2009 based on estimates of attaining vesting criteria.

                THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


The following is a summary of the performance restricted stock units activity during fiscal 2005 and fiscal 2006:

                                               Weighted
                                                Average
                                              Grant Date
                                   Shares     Fair Value
                                 ----------   ----------
Nonvested at February 26, 2005           --     $   --
   Granted                        1,905,000      13.34
   Canceled or expired             (620,000)     11.12
   Exercised                             --         --
                                 ----------     ------
Nonvested at February 25, 2006    1,285,000     $14.42
   Adjustment for dividend*         339,369         --
   Granted                          393,162      27.59
   Canceled or expired             (250,080)     13.38
   Exercised                             --         --
                                 ----------     ------
Nonvested at February 24, 2007    1,767,451     $14.73
                                 ==========     ======

* As discussed in Note 3 - Special One-Time Dividend, our Company adjusted the number and/or price of all unexercised stock options and nonvested performance restricted stock units as of April 12, 2006, to ensure that an individual's right to purchase stock at an aggregate value remained the same both before and after the special one-time dividend payment. These adjustments had no impact on stock compensation expense for fiscal 2006.

II. 2004 Non-Employee Director Compensation Plan: This plan provides for the annual grant of Company common stock equivalent of $90 to members of our Board of Directors. The $90 grant of common stock shall be made on the first business day following the Annual Meeting of Stockholders. The number of shares of our Company's $1.00 common stock granted annually to each non-employee Director will be based on the closing price of the common stock on the New York Stock Exchange, as reported in the Wall Street Journal on the date of grant. Only whole shares will be granted; any remaining amounts will be paid in cash as promptly as practicable following the date of grant.

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

     During fiscal 2006, we operated in two reportable segments: United States and our investment in Metro, Inc. During fiscal 2005, we operated in three reportable segments: United States, Canada, and our investment in Metro, Inc. During fiscal 2004, we operated in two reportable segments: United States and Canada. Our United States and Canadian segments are comprised of retail supermarkets. Our equity investment represents our economic interest in Metro, Inc. and is required to be reported as an operating segment in accordance with SFAS 131, "Disclosure about Segments of an Enterprise and Related Information" as our investment is greater than 10% of our Company's combined assets of all operating segments and we have significant influence over substantive operating decisions through our membership on Metro, Inc.'s Board of Directors and its committees and information technology services agreement. The accounting policies for these segments are the same as those described in the summary of significant accounting policies included in our Fiscal 2006 Annual Report. We measure segment performance based upon (loss) income from operations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



     Information on segments is as follows:

OPERATING DATA                     Fiscal 2006   Fiscal 2005   Fiscal 2004
--------------                     -----------   -----------   -----------
Sales
   United States                    $6,850,268    $7,016,468   $ 7,317,591
   Canada *                                 --     1,723,879     3,537,320
                                    ----------    ----------   -----------
      Total Company                 $6,850,268    $8,740,347   $10,854,911
                                    ==========    ==========   ===========
Sales by category
   Grocery (1)                      $4,643,735    $5,803,118   $ 7,154,136
   Meat (2)                          1,347,293     1,771,511     2,266,776
   Produce (3)                         841,568     1,156,537     1,433,999
   Other (4)                            17,672         9,181            --
                                    ----------    ----------   -----------
      Total Company                 $6,850,268    $8,740,347   $10,854,911
                                    ==========    ==========   ===========

(1) The grocery category includes grocery, frozen foods, dairy, general merchandise/health and beauty aids, liquor, pharmacy and fuel.

(2)  The meat category includes meat, deli, bakery and seafood.

(3)  The produce category includes produce and floral.

(4) Other includes sales from an information technology services agreement with Metro, Inc. Refer to Note 17 - Related Party Transactions for further discussion.

Depreciation and amortization
   United States                    $ 177,754     $ 196,387    $   201,987
   Canada *                                --        10,942         66,118
                                    ---------     ---------    -----------
      Total Company                   177,754       207,329        268,105
                                    =========     =========    ===========
Loss (income) from operations **
   United States                    $ (10,075)    $(377,882)   $  (129,243)
   Canada *                                --        57,224         56,321
                                    ---------     ---------    -----------
      Total Company                 $ (10,075)    $(320,658)   $   (72,922)
                                    =========     =========    ===========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

OPERATING DATA                             Fiscal 2006   Fiscal 2005   Fiscal 2004
--------------                             -----------   -----------   -----------
Interest expense
   United States                            $(73,814)     $(83,886)     $ (96,986)
   Canada *                                       --        (8,362)       (17,121)
                                            --------      --------      ---------
      Total Company                         $(73,814)     $(92,248)     $(114,107)
                                            ========      ========      =========
Interest income
   United States                            $  9,613      $ 12,987      $   1,731
   Canada *                                       --           470          1,045
                                            --------      --------      ---------
      Total Company                         $  9,613      $ 13,457      $   2,776
                                            ========      ========      =========
(Loss) income from continuing operations
   before income taxes **
   United States                            $(75,575)     $463,348      $(224,498)
   Canada *                                       --        48,201         41,017
   Equity investment in Metro, Inc.           40,003         7,801             --
                                            --------      --------      ---------
      Total Company                         $(35,572)     $519,350      $(183,481)
                                            ========      ========      =========

* We sold our Canadian operations during fiscal 2005; thus, we have included the operating results of our Canadian subsidiary through the date of the sale.

** (Loss) income from operations and (loss) income from continuing operations before income taxes for fiscal 2004 exclude U.S. charges to Canada of $70.7 million, which are not considered for management reporting.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


                                         February 24,   February 25,   February 26,
FINANCIAL POSITION DATA                      2007           2006           2005
-----------------------                  ------------   ------------   ------------
Capital expenditures
   United States                          $  208,159     $  143,849     $  125,755
   Canada                                         --         47,201         90,387
                                          ----------     ----------     ----------
      Total Company                       $  208,159     $  191,050     $  216,142
                                          ==========     ==========     ==========
Total assets
   United States                          $1,742,752     $2,160,109     $1,958,566
   Canada                                         --             --        843,402
   Equity investment in Metro, Inc.          368,871        338,756             --
                                          ----------     ----------     ----------
      Total Company                       $2,111,623     $2,498,865     $2,801,968
                                          ==========     ==========     ==========
Long-lived assets
   United States                          $  925,132     $  875,140     $1,016,434
   Canada                                         --             --        466,273
                                          ----------     ----------     ----------
      Total Segments                      $  925,132     $  875,140     $1,482,707
         Less: Goodwill and other
            intangible assets included
            in "Other assets"                 (5,810)            --         (6,133)
                                          ----------     ----------     ----------
            Property owned - net          $  919,322     $  875,140     $1,476,574
                                          ==========     ==========     ==========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 16 - HURRICANE KATRINA AND IMPACT ON U.S. BUSINESS

     During the second quarter of fiscal 2005, Hurricane Katrina had a major effect on certain portions of the Gulf Coast region and resulted in the closure of our 28 stores and warehouse facilities. As of February 24, 2007, 23 of these stores were open and operating and the remaining 5 stores were closed in fiscal 2005.

     During fiscal 2005, we recorded a charge for future occupancy costs of $7.1 million for our 5 closed stores, which has been included in "Store operating, general and administrative expense" in our Statement of Consolidated Operations for fiscal 2005.

     As of the balance sheet date, February 25, 2006, we were able to determine that we incurred impairment losses of $6.1 million for property, plant & equipment that were not covered by insurance. This amount has been included in "Store operating, general and administrative expense" in our Statements of Consolidated Operations and in "Impairment loss relating to Hurricane Katrina" in our Consolidated Statement of Cash Flows for fiscal 2005.

     We maintain property insurance coverage which provides for reimbursement from losses resulting from property damage, loss of product as well as business interruption coverage. We have recovered and expect to recover the remaining losses caused by Hurricane Katrina in excess of our estimated insurance deductible of approximately $5.0 million, which was recorded in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2005. During fiscal 2006, we recorded a gain of $9.2 million representing an insurance settlement for a portion of our losses caused by Hurricane Katrina, which has been included as a reduction to "Store operating, general and administrative expense" in our Statement of Consolidated Operations for fiscal 2006.

NOTE 17 - RELATED PARTY TRANSACTIONS

     At the close of business on August 13, 2005, our Company completed the sale of our Canadian business to Metro, Inc., a supermarket and pharmacy operator in the Provinces of Quebec and Ontario, Canada, for $1.5 billion in cash, stock and certain debt that was assumed by Metro, Inc. We use the equity method of accounting to account for our investment in Metro, Inc. on the basis that we have significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and information technology services agreement. Refer to Note 4 - Equity Investment in Metro, Inc. for further discussion.

     Simultaneously with the sale, we entered into an Information Technology Transition Services Agreement with Metro, Inc., where our Company will provide certain information technology and other services, to Metro, Inc. for a period of 2 years from the date of sale with the potential to extend the agreement for two additional six month renewal periods. This agreement provides for Metro, Inc. to pay our Company a fee of C$20 million (U.S. $17.6 million) per year. Accordingly, we have recorded $17.7 million and $9.2 million in "Sales" in our Consolidated Statements of Operations for fiscal 2006 and fiscal 2005, respectively.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     Metro, Inc. also leased a shopping center in Toronto, Ontario, Canada from our Company. The lease commenced at the time of the sale and expires on October 4, 2015. It included four 5 year renewal options. The base annual rent was C$0.8 million (U.S. $0.7 million). During the third quarter of fiscal 2006, our Company sold this shopping center to Metro, Inc. generating proceeds of C$10.3 million (U.S. $9.1 million) and a net gain, after transaction related costs, of $4.5 million which was recorded in "Store operating, general and administrative expense" in our Consolidated Statements of Operations in fiscal 2006.

     A&P Properties Limited, a former subsidiary of our Company, leased a store in Windsor, Ontario, Canada from Tenga Capital Corporation, which is owned by Erivan and Helga Haub. Erivan Haub is the father of Christian W. E. Haub, our Executive Chairman, and is a general partner, together with Tengelmann Verwaltungs- und Beteiligungs GmbH, Karl-Erivan W. Haub and Christian W. E. Haub of Tengelmann, which owns a controlling interest of our common stock. Helga Haub is the mother of Christian W. E. Haub. The lease, which commenced in 1983 and expires on October 31, 2013, includes four 5-year renewal options. The base annual rental was C$0.5 million (U.S. $0.4 million) until October 31, 2003, when it decreased to C$0.4 million (U.S. $0.3 million). As a result of the sale of our Canadian operations as discussed above, we no longer lease this store from Tenga Capital Corporation. Through the date of its sale, we paid $0.2 million to Tenga Capital Corporation for this lease during fiscal 2005.

     During fiscal 2003, we entered into a three year agreement with OBI International Development and Service GMBH ("OBI International"), a subsidiary of Tengelmann, to purchase seasonal merchandise to be sold in our stores. Our purchases from OBI International totaled $0.7 million, $2.1 million and $4.7 million in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


     We own a jet aircraft, which Tengelmann leases under a full cost reimbursement lease. During fiscal 2006, fiscal 2005 and fiscal 2004, Tengelmann was obligated to and has reimbursed us $4.1 million, $3.1 million and $3.5 million, respectively, for their use of the aircraft.

NOTE 18 - HEDGE OF NET INVESTMENT IN FOREIGN OPERATIONS

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

     Upon settlement, the effective portion of this net investment hedge contract resulted in a loss, after tax, of approximately $21.1 million during fiscal 2005 and was recognized as an offset to the gain recorded in connection with the sale of our Canadian subsidiary. The gain was

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

recorded in "Gain on sale of Canadian operations" in our Consolidated Statements of Operations for fiscal 2005.

     In addition, the amount excluded from the measure of effectiveness on this net investment hedge amounted to $15.4 million, before income taxes, and was recorded as "Store operating, general and administrative expense" in our Consolidated Statements of Operations for fiscal 2005.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

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

     During fiscal 2006, our Company received a cash payment of $1.6 million for our portion of the settlement funds for this class action litigation. During fiscal 2007, we will continue to work with the Claims Administrator to ensure that any additional monies owed to our Company in connection with this litigation are received. This process may result in additional recoveries being recorded in future periods.

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

     We adopted the accounting and disclosure requirements of FASB Interpretation 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" during fiscal 2002. As required to be disclosed by this Interpretation, we are the guarantor of a loan of $1.5 million related to a shopping center, which will expire in 2013.

     In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases"). When the Assigned Leases were assigned, we generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 24, 2007, 110 Assigned Leases remain in place. Assuming that each respective assignee became unable to continue to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately $323.2 million, which could be partially or totally offset by reassigning or subletting such leases.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 20 - SUBSEQUENT EVENTS

     On March 5, 2007, our Company announced that we have reached a definitive merger agreement with Pathmark Stores, Inc. in which we will acquire Pathmark Stores, Inc., ("Pathmark") for $1.5 billion in cash, stock, and debt assumption or retirement. This transaction is expected to be completed during the second half of our fiscal year 2007 and is subject to the completion of shareholder and regulatory approvals, as well as other customary closing conditions. For further details surrounding the Pathmark transaction, refer to our Company's Form 8-K and the accompanying exhibits filed with the U.S. Securities and Exchange Commission on March 6, 2007.

     Under the terms of the transaction, The Tengelmann Group, currently A&P's majority shareholder, will remain the largest single shareholder of the combined entity. Christian Haub, Executive Chairman of A&P, will continue as Executive Chairman of the combined company; Eric Claus, President and CEO of A&P, will also maintain the same position in the combined company.

     Pathmark shareholders will receive $9.00 in cash and 0.12963 shares of A&P stock for each Pathmark share. As a result, Pathmark shareholders, including its largest investor, The Yucaipa Companies LLC ("Yucaipa Companies"), will receive a stake in the combined companies.

     The boards of both A&P and Pathmark have unanimously approved the transaction. Both Yucaipa Companies and Tengelmann have entered into voting agreements to support the transaction.

     On March 13, 2007, in connection with our agreement to acquire Pathmark Stores, Inc., our Company sold 6,350,000 shares of its holdings in Metro, Inc. for proceeds of approximately $203.5 million resulting in a net gain of $71.6 million. Of the total proceeds received, $190.0 million are being held as restricted cash to collateralize our outstanding letters of credit. After the sale, our Company continues to hold 11,726,645 Class A subordinate shares of Metro, Inc, representing approximately 10.21% of the outstanding shares of Metro, Inc. as of its first quarter ended December 23, 2006.

     In March 2007, our Letter of Credit Agreement and Revolving Credit Agreement were amended to allow for the sale of such shares provided that the net proceeds from such sales are deposited in a restricted cash account.

     Beginning March 13, 2007, as a result of the sale of 6,350,000 shares of Metro, Inc. our Company uses the cost method of accounting to account for our investment in Metro, Inc. on the basis that we no longer have significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 21 - SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

     The following table summarizes our results of operations by quarter for fiscal 2006 and fiscal 2005. The first quarter of each fiscal year contains sixteen weeks, while the second, third and fourth quarters each contain twelve weeks.

                                        First       Second        Third       Fourth        Total
2006 (unaudited)                       Quarter      Quarter      Quarter      Quarter       Year
----------------                     ----------   ----------   ----------   ----------   ----------
                                            (Dollars in thousands, except per share amounts)
Sales                                $2,126,895   $1,572,250   $1,543,004   $1,608,119   $6,850,268
Gross margin                            638,151      481,391      464,565      480,340    2,064,447
Depreciation and amortization            54,947       40,272       40,556       41,979      177,754
(Loss) income from operations            (5,053)      (3,154)       1,152       (3,020)     (10,075)
(Loss) gain on sale of Canadian
   operations                              (326)          35         (599)        (409)      (1,299)
Interest expense                        (22,156)     (16,894)     (17,171)     (17,593)     (73,814)
Equity in earnings of Metro, Inc.         7,947       11,870       11,023        9,163       40,003
(Loss) income from
   continuing operations                 (5,713)        (509)      39,952       (7,214)      26,516
(Loss) income from discontinued
   operations                              (396)          (2)         755           20          377
Net (loss) income                        (6,109)        (511)      40,707       (7,194)      26,893
Per share data:
   (Loss) income from continuing
      operations - basic                  (0.14)       (0.01)        0.96        (0.17)        0.64
   (Loss) income from discontinued
      operations - basic                  (0.01)       (0.00)        0.02           --         0.01
   Net (loss) income - basic              (0.15)       (0.01)        0.98        (0.17)        0.65
   (Loss) income from continuing
      operations - diluted                (0.14)       (0.01)        0.95        (0.17)        0.63
   (Loss) income from discontinued
      operations - diluted                (0.01)       (0.00)        0.02           --         0.01
   Net (loss) income - diluted            (0.15)       (0.01)        0.97        (0.17)        0.64
Market price:  (b)
   High                                   28.30        24.10        28.04        31.44
   Low                                    21.25        20.97        22.60        25.51
Number of stores at end of period           405          403          410          406

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                        First       Second        Third       Fourth        Total
2005 (unaudited)                       Quarter      Quarter      Quarter      Quarter       Year
----------------                     ----------   ----------   ----------   ----------   ----------
                                            (Dollars in thousands, except per share amounts)
Sales                                $3,383,633   $2,168,249   $1,580,942   $1,607,523   $8,740,347
Gross margin                            937,958      616,664      464,543      485,907    2,505,072
Depreciation and amortization            71,875       45,893       46,274       43,287      207,329
Loss from operations                    (38,140)    (145,066)     (81,557)     (55,895)    (320,658)
(Loss) gain on sale of Canadian
   operations                              (589)     919,140       (6,083)        (339)     912,129
Interest expense                        (36,123)     (25,262)     (15,398)     (15,465)     (92,248)
(Loss) income from continuing
   operations                           (89,138)     592,146      (73,559)     (39,026)     390,423
(Loss) income from discontinued
   operations                               (97)        (171)       2,549          (74)       2,207
Net (loss) income                       (89,235)     591,975      (71,010)     (39,100)     392,630
Per share data:
   (Loss) income from continuing
      operations - basic (a)              (2.27)       14.65        (1.80)       (0.95)        9.69
   (Loss) income from discontinued
      operations - basic (a)              (0.01)       (0.01)        0.06           --         0.05
   Net (loss) income - basic (a)          (2.28)       14.64        (1.74)       (0.95)        9.74
   (Loss) income from continuing
      operations - diluted (a)            (2.27)       14.41        (1.80)       (0.95)        9.59
   (Loss) income from discontinued
      operations - diluted (a)            (0.01)       (0.01)        0.06           --         0.05
   Net (loss) income - diluted (a)        (2.28)       14.40        (1.74)       (0.95)        9.64
Market price:  (b)
   High                                   27.52        32.58        31.17        32.39
   Low                                    11.12        23.96        25.29        28.41
Number of stores at end of period           637          417          407          405
Number of franchised stores served
   at end of period                          42           --           --           --

----------
(a) The sum of quarterly basic and diluted (loss) income per share differs from full year amounts because the number of weighted average common shares outstanding has increased each quarter.

(b) Our Company stock is listed on the New York Stock Exchange; refer to the Five Year Summary of Selected Financial data for the number of registered shareholders at the end of the fiscal year.

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

     Our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on the evaluation, management has concluded our Company's internal control over financial reporting was effective as of February 24, 2007.

     Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of February 24, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Eric Claus                Brenda M. Galgano
President and             Senior Vice President,
Chief Executive Officer   Chief Financial Officer

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

We have completed integrated audits of The Great Atlantic & Pacific Tea Company, Inc.'s consolidated financial statements and of its internal control over financial reporting as of February 24, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and comprehensive
(loss) income and cash flows present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiaries at February 24, 2007 and February 25, 2006, and the results of their operations and their cash flows for each of the three years in the period ended February 24, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for defined pension and other postretirement plans.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting", that the Company maintained effective internal control over financial reporting as of February 24, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 24, 2007, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Florham Park, New Jersey
April 24, 2007

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                         Fiscal 2006(a)(b)   Fiscal 2005(a)(b)   Fiscal 2004   Fiscal 2003   Fiscal 2002
                                             (52 Weeks)          (52 Weeks)       (52 Weeks)    (53 Weeks)    (52 Weeks)
                                         -----------------   -----------------   -----------   -----------   -----------
                                                         (Dollars in thousands, except per share amounts)
OPERATING RESULTS
Sales                                       $6,850,268          $8,740,347       $10,854,911   $10,899,308   $10,096,781
(Loss) income from operations                  (10,075)           (320,658)          (72,922)     (142,841)       20,307
Depreciation and amortization                 (177,754)           (207,329)         (268,105)     (274,935)     (251,069)
(Loss) gain on sale of Canadian
   operations                                   (1,299)            912,129                --            --            --
Interest expense(c)                            (73,814)            (92,248)         (114,107)     (103,098)      (99,863)
Income (loss) from continuing
   operations                                   26,516             390,423          (184,009)     (213,225)     (202,289)
Income (loss) from discontinued
   operations                                      377               2,207            (4,089)       64,323         7,645
Income (loss) before cumulative effect
   of change in accounting principle            26,893             392,630          (188,098)     (148,902)     (194,644)
Cumulative effect of a change in
   accounting principle - FIN 46-R(d)               --                  --                --        (8,047)           --
Net income (loss)                               26,893             392,630          (188,098)     (156,949)     (194,644)
PER SHARE DATA
Income (loss) from continuing
   operations - basic                             0.64                9.69             (4.77)        (5.54)        (5.25)
Income (loss) from discontinued
   operations - basic                             0.01                0.05             (0.11)         1.67          0.20
Cumulative effect of a change in
   accounting principle - FIN 46-R(d)               --                  --                --         (0.21)           --
Net income (loss) - basic                         0.65                9.74             (4.88)        (4.08)        (5.05)
Income (loss) from continuing
   operations - diluted                           0.63                9.59             (4.77)        (5.54)        (5.25)
Income (loss) from discontinued
   operations - diluted                           0.01                0.05             (0.11)         1.67          0.20
Cumulative effect of a change in
   accounting principle - FIN 46-R(d)               --                  --                --         (0.21)           --
Net income (loss) - diluted                       0.64                9.64             (4.88)        (4.08)        (5.05)
Cash dividends (e)                                7.25                  --                --            --            --
Book value per share (e)                         10.36               16.32              6.03         10.20         13.39

                                   Fiscal 2006(a)(b)   Fiscal 2005(a)(b)   Fiscal 2004   Fiscal 2003   Fiscal 2002
                                      (52 Weeks)          (52 Weeks)       (52 Weeks)    (53 Weeks)    (52 Weeks)
                                   -----------------   -----------------   -----------   -----------   -----------
                                                   (Dollars in thousands, except per share amounts)
FINANCIAL POSITION
Current assets                        $   748,908         $ 1,210,014      $ 1,164,681   $ 1,198,950   $ 1,121,388
Current liabilities                       558,391             610,273        1,078,202     1,083,235     1,090,612
Working capital (e)                       190,517             599,741           86,479       115,715        30,776
Current ratio (e)                            1.34                1.98             1.08          1.11          1.03
Expenditures for property                 208,159             191,050          216,142       160,951       242,409
Total assets                            2,111,623           2,498,865        2,801,968     2,902,846     2,996,228
Current portion of
   long-term debt (f)                      32,069                 569            2,278         2,271        25,820
Current portion of
   capital lease obligations                1,554               2,274            8,331        15,901        13,787
Long-term debt (c)                        284,214             246,282          634,028       642,296       803,277
Long-term portion of
   capital lease obligations               29,938              32,270           52,184        55,243        66,071
Total debt                                347,775             281,395          696,821       715,711       908,955
Debt to total capitalization (e)               45%                 30%              75%           65%           64%
EQUITY
Stockholders' equity (g)                  430,670             671,727          233,802       392,759       515,653
Weighted average shares
   outstanding - basic                 41,430,600          40,301,132       38,558,598    38,516,750    38,494,812
Weighted average shares
   outstanding - diluted               41,902,358          40,725,942       38,558,598    38,516,750    38,494,812
Number of registered
   stockholders (e)                         4,649               4,916            5,289         5,469         5,751
OTHER (e)
Number of employees                        38,000              38,000           73,000        74,185        78,710
New store openings                             10                   3               24            19            31
Number of stores at year end                  406                 405              647           633           695
Total store area
   (square feet)                       16,538,410          16,508,969       25,583,138    24,724,168    26,817,650
Number of franchised
   stores served at year end                   --                  --               42            63            65
Total franchised store
   area (square feet)                          --                  --        1,375,611     2,048,016     2,066,401

----------
(a) At the close of business on August 13, 2005, our Company completed the sale of our Canadian business to Metro, Inc.

(b) On February 27, 2005 (the first day of our 2005 fiscal year), our Company adopted FAS 123R and recorded share-based compensation expense of $8.2 million and $9.0 million in fiscal 2006 and fiscal 2005, respectively.

(c) In fiscal 2005, we repurchased the majority of our 7.75% Notes due April 15, 2007 and our 9.125% Senior Notes due December 15, 2011.

(d) In fiscal 2003, the Financial Accounting Standards Board issued revised Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of 'Accounting Research Bulletin No. 51' ". As of February 23, 2003 we adopted its guidance as we were deemed the primary beneficiary and included the franchisee operations in our consolidated financial statements for fiscal 2003, fiscal 2004 and fiscal 2005.

(e)  Not derived from audited financial information.

(f)  In April 2007, our 7.75% Notes become due and payable in full.

(g) On April 25, 2006, our Company paid a special one-time dividend to our shareholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of "Additional paid in capital" in our Consolidated Balance Sheets at February 24, 2007.

EXECUTIVE OFFICERS

CHRISTIAN W. E. HAUB
Executive Chairman

ERIC CLAUS
President and
Chief Executive Officer

BRENDA M. GALGANO
Senior Vice President,
Chief Financial Officer

JENNIFER MAC LEOD
Senior Vice President,
Marketing and Communications

ALLAN RICHARDS
Senior Vice President,
Human Resources, Labor Relations,
Legal Services & Secretary

REBECCA PHILBERT
Senior Vice President,
Merchandising & Supply and Logistics

PAUL WISEMAN
Senior Vice President,
Store Operations

WILLIAM MOSS
Vice President and Treasurer

MELISSA E. SUNGELA
Vice President and Corporate Controller

BOARD OF DIRECTORS

CHRISTIAN W. E. HAUB (C)
Executive Chairman

JOHN D. BARLINE, ESQ. (B)(C)
Williams, Kastner & Gibbs LLP,
Tacoma, Washington

JENS-JURGEN BOCKEL (C)
Chief Financial Officer and
Member of the Managing Board
Tengelmann Warenhandelsgesellschaft KG
Mulheim, Germany

BOBBIE A. GAUNT (A)(B)(C)(D)
Former President and CEO,
Ford Motor Company of Canada

DAN P. KOURKOUMELIS (A)(C)(D)
Former President and CEO,
Quality Food Centers, Inc.

EDWARD LEWIS (A)(B)(D)
Chairman and Founder,
Essence Communications Inc.

MAUREEN B. TART-BEZER (A)(B)(D)
Former Chief Financial Officer
Virgin Mobile USA, LLC

(a)  Member of Audit/Finance Committee (Maureen B. Tart-Bezer, Chair)

(b)  Member of Compensation Committee (Bobbie A. Gaunt, Chair)

(c)  Member of Executive Committee (Christian W. E. Haub, Chair)

(d)  Member of Governance Committee (Dan P. Kourkoumelis, Chair)

STOCKHOLDER INFORMATION

EXECUTIVE OFFICES

Box 418
2 Paragon Drive
Montvale, NJ 07645
Telephone 201-573-9700

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

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

FORM 10-K

Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey. Exhibits to the Form 10-K include the most recent certifications by A&P's Chief Executive Officer and Chief Financial Officer.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 9:00 a.m. (EDT) on Thursday, July 19, 2007 at The Woodcliff Lake Hilton 200 Tice Boulevard Woodcliff Lake, New Jersey, USA

COMMON STOCK

Common stock of our Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is generally reported in newspapers and periodical tables as "GtAtPc".

(C) 2007 The Great Atlantic & Pacific Tea Co., Inc. All rights reserved.