Form 10-K, Exhibit 13
period 2008-02-23
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2008-05-08
CIK 43300

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

                                   FISCAL 2007
                          ANNUAL REPORT TO STOCKHOLDERS

                                   [A&P LOGO]

TABLE OF CONTENTS

Executive Chairman Letter to Stockholders........................................................      3
President and Chief Executive Officer Letter to Stockholders.....................................      5
Management's Discussion and Analysis.............................................................      8
Consolidated Statements of Operations............................................................     47
Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income..................     48
Consolidated Balance Sheets......................................................................     50
Consolidated Statements of Cash Flows............................................................     51
Notes to Consolidated Financial Statements.......................................................     52
Management's Annual Report on Internal Control over Financial Reporting..........................    119
Report of Independent Registered Public Accounting Firm..........................................    120
Five Year Summary of Selected Financial Data.....................................................    122
Executive Officers...............................................................................    124
Board of Directors...............................................................................    124
Stockholder Information..........................................................................    125

COMPANY PROFILE

The Great Atlantic & Pacific Tea Company, Inc. ("We," "Our," "Us," "A&P," or "our Company"), based in Montvale, New Jersey, operates conventional supermarkets, combination food and drug stores, and limited assortment food stores in 8 U.S. states and the District of Columbia under the A&P(R), Waldbaum's(TM), Pathmark(R), Best Cellars(R), The Food Emporium(R), Super Foodmart, Super Fresh(R), and Food Basics(R) trade names.

EXECUTIVE CHAIRMAN LETTER TO STOCKHOLDERS

Dear Fellow Stockholders:

2007 has been a momentous year for A&P, not only did we deliver improved results from our operations but also completed the strategic transformation in creating a focused Northeast concentration of stores envisioned and planned over three years ago. Back in 2004 the Company realized it had to transform itself in order to grow stockholder value and sustain a successful business for the long term. We embarked on a path to achieve the leading position in our core Northeast markets by driving consolidation, consequently divesting our non-core markets, while at the same time implementing a format driven strategy and eliminating redundant overhead by creating a centralized organization focused on driving top line sales growth and achieving improved profitability.

I am pleased to report to you that we have accomplished many of the goals we had set for ourselves and the completion of the Pathmark acquisition has certainly been the capstone of our strategic transformation. With this transaction we have now achieved the number one position in the Northeast region based on market share. The results in our retail operations have steadily improved during the last three years. This past year has seen the strongest top line sales trend in many years. Our overall improved performance is directly attributable to the skills of our proven leadership team and the new mindset in our organization which has driven the operating progress in our business by implementing a multiple format strategy built on proven and successful concepts that have generated positive sales and earnings; outsourcing distribution and gaining significant cost advantages and supply chain efficiencies; centralizing administration and reducing overhead costs dramatically.

The completion of the Pathmark transaction has certainly been the highlight of a very busy year. I am very pleased with the overall outcome of the process. This merger could not have come at a better time for the Company. The addition of Pathmark's skilled talent, expansive store portfolio, formidable brand strength and fervent consumer reputation completes our consumer-centric, go-to-market strategy. The acquisition is significant not only in the fact that it creates a highly competitive Company which positions us to achieve sustainable profitability but also in the immeasurable value derived from bringing together two iconic American grocery chains. The integration provides us the lead position in the largest consumer market - the New York metropolitan area, while also significantly increasing the combined Company's share in the greater Philadelphia market. In addition, the merger will transform A&P's financial performance, efficiency and competitiveness - we expect to realize integration synergies of at least $150 million within the next 18 to 24 months - creating substantial value for stockholders, and providing opportunities for growth and development for our associates.

In 2008, our focus will be on the successful integration of Pathmark while at the same time weathering the challenges of a changing economic environment. We have moved quickly and effectively to integrate the businesses based on a comprehensive plan developed by our integration team. To date the Company is on track with significant benefits already being realized from the acquisition. We are well positioned to deal with the effects of a slower economy. I am confident that our management team is fully capable of delivering on the full potential of the Pathmark acquisition and the on-going roll-out of our format strategy.


The last several years have seen a tremendous amount of change at A&P. We have truly transformed our great Company and realized significant stockholder value during this time. Throughout this process our board of directors worked tirelessly to support our transformation and

I couldn't be more thankful for their guidance, advice and counsel during this very challenging but at the same time exciting period in A&P's history. My most sincere thanks also goes out to our valued associates, who with their diligent efforts have supported their Company through all these changes. Finally, I want to thank our outstanding management team for their commitment, hard work and enthusiasm. Under the leadership of our CEO, Eric Claus, they have accomplished a remarkable turn-around and transformation and although a lot of work still remains to be done this team deserves a tremendous amount of credit and praise for their achievements.

I'm looking forward to continued progress in 2008 and beyond as we integrate Pathmark, implement our format driven strategy and look for additional ways to grow our business and create value for our stockholders.

Sincerely,

/s/CHRISTIAN HAUB
---------------------

CHRISTIAN HAUB,

Executive Chairman

PRESIDENT AND CHIEF EXECUTIVE OFFICER LETTER TO STOCKHOLDERS

Dear Fellow Stockholders:

I am very pleased with our progress this past year, as the Company has realized numerous accomplishments that were diligently planned and efficiently executed. These achievements represent our continuous progression toward sustainable profitability.

Highlights of the year include:

      -     The acquisition of Pathmark

      - Strategic market divestitures for realignment of the business in the Northeast core

      -     Consistent progress on fundamental retail key performance indicators

      -     Successful renovations in our FRESH, DISCOUNT, and GOURMET stores

      -     Aggressive private label penetration growth rate

      - The strongest comparable store sales increases for one year, in over 8 years

Thanks to the hard work and dedication of our associates and management, we successfully completed the close of the Pathmark transaction. The integration is progressing smoothly with each milestone set thus far achieved, without any major obstacles. To ensure a seamless business transition, numerous meetings were immediately held to bring together all major Pathmark and A&P teams including Pathmark store managers. The collective energy garnered from this coming together has quickly made us Better Together and further fueled the drive to build our business. Our teams are now more than ever deeply focused on attaining the projected synergies anticipated. The intense preparation and concentration on targets, provides support to our belief that the $150 million of synergies is well within our grasp. Early assessments of potential synergies are already presenting results consistent with projections.

I am especially pleased to announce the successful completion and signing of our logistics contract with C&S Wholesale Grocers in March 2008. This innovative ten-year agreement combines our previously separate A&P and Pathmark supply contracts. It is especially significant in that it fully aligns our distribution operations, procurement practices and warehousing facility goals. It is also expected to create increased efficiencies across our distribution network improving service levels to all stores, and enabling both the Company and C&S to achieve substantial cost savings.

The key aspects of this agreement are:

      -     An innovative new business model

      -     A dedicated network of distribution centers

      -     Coordination and collaboration of resources

      -     Reduction of on-hand inventory

      -     Improved in-stock levels

      -     Best-in-class service levels with improved speed-to-market delivery

      -     Cost reductions which will result in savings for customers

FORMAT DRIVEN OPERATIONS

As the only retailer in the Northeast to execute across four differentiated formats, we are focused on effectively serving all of our customers. With clear market segmentation across various regions in the Northeast operating under multiple banners, as well as a target consumer base, we continue to invest capital in our store base, which now includes Pathmark.

Due to our new effective price strategy in Fresh, we are better positioned against our competition and winning new customers week after week. The FRESH renovations continue to play an integral role in our strategic transformation. The positive financial results of increased sales and margins clearly illustrate that we are on target with our mindset to deliver a superior FRESH store offering. In September, we premiered our "walking street" style environment proto-type in Park Ridge, New Jersey to overwhelming customer response.

The Pathmark integration provided the basis for our latest format innovation, PRICE IMPACT. Instituting quick "merchandising hits" in our new PRICE IMPACT banner have already shown promising results with early returns. Designs are already in place for a store refresh concept for select Pathmark locations that will cost effectively modernize the stores while enhancing both our price image and the FRESH experience. In early February, we premiered our first Pathmark refresh in Jersey City, New Jersey with much success. The 2008 programs and updates planned for this customer base will leverage the format's growth potential.

The Food Basics stores which represent our DISCOUNT format are also experiencing very strong, year-over-year sales growth as evidenced over the last four consecutive quarters. This top line growth has greatly enhanced bottom line improvement. Plans are currently being executed to expand this base of stores in 2008.

Solid growth is also clearly evident in the Manhattan market, where The Food Emporium has exceeded expectations. The latest two renovations have been met with positive results. The "food2go FRESH" product line recently launched is providing customers a large variety of convenient and tasty prepared gourmet selections. This program has had overwhelming success in meeting our customers' needs for delicious, fresh cuisines that fit effortlessly into their busy lifestyle. This format continues to meet customer's needs for premium foods with expansion plans for the next two years.

INNOVATIONS

The success of these formats is primarily due to our new mindset which fosters the development of innovations internally, as well as exploring new opportunities through strategic partnerships and acquisitions. This is clearly evident in our substantially enhanced private label program. In 2007, we commenced the complete revamp of the America's Choice brand with a new logo and packaging. Further we began introducing America's Choice products in Pathmark with resounding positive feedback. Additionally plans are underway to transform Pathmark's "Savings Plus" private label brand and leverage the new product line across most of our formats. This has fueled excitement for aggressive development of dynamic products for launch next year.


In October, we acquired Best Cellars, a New York City-based retailer renowned for uniquely merchandising "Great Wines for Everyday" by flavor profile rather than by origin. Best Cellars pioneered a simple concept of offering great wines for everyday enjoyment with food, sold at reasonable prices in an engaging and customer-friendly environment. Best Cellars' marketing strategy enables customers to shop for beer, wine and spirits intuitively, based on taste. Acquiring Best Cellars played an important role in marrying our FRESH food programs with beer, wine & spirits operations to the next level, creating one more innovative reason to choose A&P. Early in the coming year we will open the first stand alone A&P Best Cellars store.

As we continue to dynamically innovate product offerings across all formats, our FRESH programs began introducing Starbucks cafes in select locations. The stores offer a full beverage menu, as well as Starbucks cookies, pastries and other baked selections. Four in-store cafes were launched this year and are doing very well, with more planned for 2008.

This has been a year of substantial progress which has positioned the Company well to continue capturing leadership share as the market is primed and ready. We remain intent on our targeted plans and strategic mission, with increased momentum from Pathmark's integration. Reflecting on this busy year, I am especially proud to see many long planned programs and goals come to fruition. And I look forward to reporting back to you the success of achieving our projected synergy savings in 2008.

I want to take this opportunity to personally thank the executive management team for their effective leadership, our associates and management for the passion they bring to their jobs and their tireless efforts and to Christian Haub, our Executive Chairman and the Board of Directors whose support has enabled us to reach the next level.

Sincerely,

/s/ ERIC CLAUS
---------------------

ERIC CLAUS
President and Chief Executive Officer

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

      The following Management's Discussion and Analysis is intended to help the reader understand the financial position, operating results, and cash flows of The Great Atlantic and Pacific Tea Company, Inc. It should be read in conjunction with our financial statements and the accompanying notes ("Notes"). It discusses matters that Management considers relevant to understanding the business environment, financial position, results of operations and our Company's liquidity and capital resources. These items are presented as follows:

-     Basis of Presentation -- a discussion of our Company's fiscal year-end.

- Overview -- a general description of our business; the value drivers of our business; measurements; opportunities; challenges and risks; and initiatives.

- Recent Announcements -- a discussion of certain major announcements during fiscal 2007 and subsequent events.

- Operating Results -- a summary discussion of operating results during fiscal 2007.

- 2008 Outlook -- a discussion of certain trends or business initiatives for the upcoming year that Management wishes to share with the reader to assist in understanding the business.

- Review of Continuing Operations and Liquidity and Capital Resources - a discussion of results for fiscal 2007 and 2006, significant business initiatives, current and expected future liquidity and the impact of various market risks on our Company.

- Market Risk -- a discussion of the impact of market changes on our consolidated financial statements.

- Critical Accounting Estimates -- a discussion of significant estimates made by Management.

BASIS OF PRESENTATION

      Our fiscal year ends on the last Saturday in February. Fiscal 2007, 2006 and 2005 were each comprised of 13 four week periods. Except where noted, all amounts are presented in millions, and all net income (loss) per share data presented is both basic and diluted.

OVERVIEW

      THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC., based in Montvale, New Jersey, operates conventional supermarkets, combination food and drug stores and discount food stores in 8 U.S. states and the District of Columbia. Our Company's business consists strictly of our retail operations, which totaled 447 stores as of February 23, 2008.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

RECENT ANNOUNCEMENTS

      On November 27, 2007, our Company announced that the Federal Trade Commission ("FTC") had accepted a proposed consent agreement relating to our acquisition of Pathmark Stores, Inc. ("Pathmark"). On December 3, 2007, our Company completed our acquisition of 100% of Pathmark for $1.4 billion in cash, stock, assumed or retired debt, warrants and options. Pathmark is a regional supermarket chain with supermarkets in the New York, New Jersey and Philadelphia metropolitan areas. The terms of the consent agreement, as discussed in Note 2 - Acquisition of Pathmark Stores, Inc. required us to divest six stores located in the state of New York, which have subsequently been sold in fiscal 2007.

      Under the merger agreement, each share of Pathmark common stock outstanding was converted into 0.12963 shares of A&P common stock (together with cash in lieu of fractional shares) and $9.00 in cash. In determining the purchase price, the common stock outstanding was valued using a Black-Scholes valuation model using the price of A&P common stock of $32.08 per common share, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced. We issued 6,781,067 shares of A&P common stock and paid $470.8 million to Pathmark common stockholders based on the number of shares of Pathmark common stock outstanding, less shares of restricted stock and shares held in treasury on November 30, 2007, of 52,310,959.

      We issued 1,107,156 roll-over stock options in exchange for Pathmark options granted prior to June 9, 2005 (i.) where consents are not obtained or (ii.) that have exercise prices greater than or equal to $12.90, the quoted market price of Pathmark common stock on November 30, 2007, the last trading day before the closing date of the merger on December 3, 2007. The underlying stock price at the closing date of the merger was calculated using a ratio of the quoted closing market price for the Pathmark common stock on the merger closing date. In determining the purchase price, the options are valued using a Black-Scholes valuation model and a market price of $12.92, the average quoted closing market price of Pathmark common stock for the two trading days prior to the closing date and the closing date.

      We also assumed 5,294,118 of outstanding Pathmark 2000 warrants. Upon exercise at the price of $22.31, each warrant will entitle the holder to receive
0.12963 shares of A&P common stock and $9.00 in cash. In determining the purchase price, the 2000 warrants are valued using a Black-Scholes valuation model using the price of A&P common stock of $32.08 per common share, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced. A&P's stock price would need to exceed $102.70 before the Pathmark 2000 warrants would be considered "in-the-money". As part of the acquisition of Pathmark on December 3, 2007, we issued 4,657,378 and 6,965,858 roll-over stock warrants in exchange for Pathmark's 2005 Series A and Series B warrants, respectively. The number of warrants issued was computed based on the conversion factor of 0.46296. The Series A warrants are exercisable at $18.36 and the Series B warrants are exercisable at $32.40. These warrants were valued using the price of A&P common stock of $30.05 per common share, the quoted market price of A&P common stock on November 30, 2007, the last trading day before the transaction closing date. The Tengelmann stockholders have the right to approve any issuance of common stock under these warrants upon exercise (assuming Tengelmann's outstanding interest

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

is at least 25% and subject to liquidity impairments defined within the Tengelmann Stockholder Agreement). In addition, Tengelmann has the ability to exercise a "Put Right" whereby it has the ability to require A&P to purchase A&P stock held by Tengelmann to settle these warrants. Based on the rights provided to Tengelmann, A&P does not have sole discretion to determine whether the payment upon exercise of these warrants will be settled in cash or through issuance of an equivalent portion of A&P shares. Therefore, these warrants are recorded as liabilities and marked-to-market each reporting period based on A&P's current stock price. During fiscal 2007, we recorded a gain on the market value adjustment to these liabilities of $11.5 million and $14.8 million for Series A and Series B warrants, respectively which is included in "Non Operating Income" on our Consolidated Statements of Operations. The value of the Series A and Series B warrants were $44.5 million and $106.1 million, respectively as of February 23, 2008 and is included in "Current portion of other financial liabilities" and "Other financial liabilities", respectively, on our Consolidated Balance Sheets.

The purchase price paid for the acquisition of Pathmark is as follows:

Equity issued to Pathmark common stock holders       $      217.5
Issuance to Pathmark option holders                           8.9
Issuance to Pathmark 2005 warrant holders                   177.0
Issuance to Pathmark 2000 warrant holders                     1.1
                                                     ------------
  Total equity consideration                         $      404.5
Cash paid to redeem Pathmark debt                           474.2
Cash paid to Pathmark common stockholders
    at $9 per share                                         470.8
Cash paid to Pathmark option, restricted stock
    and restricted stock unit holders                        22.0
Cash paid for transaction fees,
    excluding financing fees                                 41.0
                                                     ------------
  Total cash consideration                           $    1,008.0
                                                      -----------
Total consideration                                  $    1,412.5
                                                     ============

      The acquisition of Pathmark was funded by restricted cash on hand, temporary bridge financing arrangements and the issuance of equity securities.

      On April 24, 2007, based upon unsatisfactory operating trends and the need to devote resources to our expanding Northeast core business, our Company announced negotiations for the sale of our non-core stores within our Midwest operations, including inventory related to these stores. Our Company ceased sales operations in all stores as of July 7, 2007. Planned sale transactions for these stores have been completed resulting in a loss on disposal of $34.3 million. In connection with the shutdown of these operations, we recorded net occupancy costs of $62.7 million during the fiscal year ended February 23, 2008, for closed stores and warehouses not sold. As we continue to negotiate lease terminations as well as sublease some of these locations, these estimates may require adjustment in future periods.

      On May 30, 2007, our Company announced advanced negotiations for the sale of our non-core stores located within the Greater New Orleans area, including inventory related to these stores. Our Company ceased sales operations in all stores as of November 1, 2007. Planned sale transactions for these stores have been completed resulting in a loss on disposal of $16.5 million. In connection with the shutdown of these operations, we recorded net occupancy costs of $3.8 million during the fiscal year ended February 23, 2008. As we continue to negotiate lease

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

terminations as well as sublease some of these locations, these estimates may require adjustment in future periods.

      On March 7, 2008 the Company entered into a definitive agreement with C&S Wholesale Grocers, Inc. ("C&S") whereby C&S will provide warehousing, logistics, procurement and purchasing services (the "Services") in support of the Company's entire supply chain. This agreement replaces and supersedes three (3) separate wholesale supply agreements under which the parties have been operating. The term of the agreement is ten and one-half (10-1/2) years, which includes a six-month "ramp-up" period during which the parties will transition to the new contractual terms and conditions. The agreement provides that the actual costs of performing the services shall be reimbursed to C&S on an "open-book" or "cost-plus" basis, whereby the parties will negotiate annual budgets that will be reconciled against actual costs on a periodic basis. The parties will also annually negotiate services specifications and performance standards that will govern warehouse operations. The agreement defines the parties' respective responsibilities for the procurement and purchase of merchandise intended for use or resale at the Company's stores, as well as the parties' respective remuneration for warehousing and procurement/purchasing activities. In consideration for the services it provides under the agreement, C&S will be paid an annual fee and will have incentive income opportunities based upon A&P's cost savings and increases in retail sales volume.

OPERATING RESULTS

      A&P's transformation and operating improvement moved forward in the fourth quarter of fiscal 2007, behind ongoing strategic, operating, merchandising, store development and cost control initiatives.

      Our Company completed its strategic divestiture of non-core operations, which resulted in the concentration of operations and future development plans in our Northeast markets. Having closed and/or sold all Midwest operations in the second quarter and completed the divestiture of stores in the Greater New Orleans area early in the third quarter, the fourth quarter concentrated on effectively moving forward on the comprehensive Pathmark integration plan.

      The resolution of the divestiture initiatives and the completion of our acquisition of Pathmark Stores Inc. early in the fourth quarter effectively completed our Company's strategic transformation initiative, which began in 2005 with the sale of A&P Canada and subsequent executive management changes. With the addition of the Pathmark operations, A&P is positioned to achieve sustainable profitability when the integration of Pathmark's business is completed.

      With divestiture of non-core operations and acquisition of Pathmark completed, A&P now has:

- Decisive market share leadership in metropolitan New York and New Jersey, and greater share in our Philadelphia markets.

- A comprehensive plan in place to achieve all identified synergy savings through consolidation of the Pathmark business.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

-     An improved cost model and solid financial and investment platform.

- Experienced management team, enhanced by the addition of approximately 125 key personnel from the Pathmark organization.

      Alongside the conclusion of the strategic transformation, we maintained the ongoing improvement of operating and merchandising execution, which combined with the growing impact of our new Fresh stores and remodels to drive continued, strong year-over-year sales improvement in our Company's Northeast operations.

      Accordingly, ongoing improvement from core operations was driven by the continued sales improvement in those markets, more consistent operating discipline and cost controls; margin improvement associated with our ongoing fresh store development and positive results in our discount Food Basics operations.

      During fiscal 2007, we completed the conversion of 13 stores to our fresh format and began remodeling additional stores, including the remodel of one Pathmark location in the fourth quarter. In addition to increased volume and customer traffic, the emphasis on fresh category distribution in our remodels continues to improve margins, underlining its top and bottom line growth potential.

      The discount Food Basics operations again returned sound results, as they provided customers in certain markets with an excellent value alternative. In combination with the mainstream Fresh stores and gourmet Fine Food concept that continued to evolve in New York, this development stream continues to advance the multi-tier marketing strategy initiated in 2005.

      The innovation of A&P's marketing profile moved forward with the completion of the Best Cellars acquisition, a New York-based wine retailer with six locations, whose unique wine-selling concepts will be used to enhance A&P's freestanding and in-store wine, beer and liquor business.

      In summary, strategic accomplishments for the full year included the following:

- Completed strategic restructuring, with divestiture of non-core businesses and acquisition of Pathmark Stores.

-     Continued strong sales trends in core Northeast operating markets.

-     Earnings momentum in Northeast operations.

-     Improved Pathmark sales trends

- Improved contribution from discount Food Basics and Food Emporium operations.

-     Initiation of comprehensive Pathmark integration strategy.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

2008 OUTLOOK

      Management's objectives for fiscal 2008 are to progress further toward operating profitability in the existing core Northeast business by: continuing operating and merchandising improvements behind established strategies; maintaining cost control and reduction disciplines throughout the business; and ensuring the continuity of Pathmark store operations, with emphasis on customer communication and retention, as the overall integration of that business proceeds.

      Chief among the pre-existing corporate and retail strategies in place are the ongoing improvement of merchandising and operating performance, the execution of capital improvement projects for maximum return, and general adherence to cost control disciplines.

      Key elements are:

- Continued development of merchandising, promotion and pricing strategies to drive profitable sales growth.

- Execute core market capital plan for conversion of conventional locations to fresh or discount formats, fine-tune and monitor gourmet format development.

-     Ongoing disposition of closed store leaseholds.

      The comprehensive plan for the integration of Pathmark operations is designed to achieve:

-     Continuity of all retail operations during integration process.

- Efficient consolidation of headquarters personnel and support functions at pre-existing A&P headquarters in Montvale.

- Timely achievement of significant synergies identified as result of merging the two businesses.

- Consumer communication regarding the continuation of both the A&P-operated and Pathmark banners and store formats, and related marketing and promotional efforts.

      Overall, we will continue to reflect both continuity and change, as management focuses on sustaining the improvement of our operations - and executing a seamless transition of Pathmark operations into the Company, to maintain retail continuity and ensure the capture of all identified financial synergies as scheduled within the first 18 to 24 months of the acquisition.

      Various risk factors could cause us to fail to achieve these goals. These include, among others, the following:

- Our retail food business and the grocery retailing industry continues to experience fierce competition from mass merchandisers, warehouse clubs, drug stores, convenience stores, discount merchandisers, dollar stores, restaurants, other retail chains, nontraditional competitors and emerging alternative formats in the markets where we have retail operations. Competition with these outlets is based on price, store location, advertising and promotion, product mix,

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      quality and service. Some of these competitors may have greater financial resources, lower merchandise acquisition costs and lower operating expenses than we do, and we may be unable to compete successfully in the future. Price-based competition has also, from time to time, adversely affected our operating margins. Competitors' greater financial strengths enable them to participate in aggressive pricing strategies selling inventory below costs to drive overall increased sales. Our continued success is dependent upon our ability to effectively compete in this industry and to reduce operating expenses, including managing health care and pension costs contained in our collective bargaining agreements. The competitive practices and pricing in the food industry generally and particularly in our principal markets may cause us to reduce our prices in order to gain or maintain our market share of sales, thus reducing margins.

- Our in-store pharmacy business is also subject to intense competition. In particular, an adverse trend for drug retailing has been significant growth in mail-order and internet-based prescription processors. Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products. In addition, the conversion of various prescription drugs to over-the-counter medications, the withdrawal of certain drugs from the market and changes in third party reimbursement levels for prescription drugs, including changes in Medicare Part D or state Medicaid programs, may have a material adverse effect on our business. Failure to properly adhere to Federal, State and local government rules and regulations, applicable Medicare and Medicaid regulations could result in the imposition of civil as well as criminal penalties.

- The retail food and food distribution industries, and the operation of our businesses, specifically in the New York -- New Jersey and Philadelphia regions, are sensitive to a number of economic conditions and other factors such as (i.) food price deflation or inflation, (ii.) softness in local and national economies, (iii.) increases in commodity prices, (iv.) the availability of favorable credit and trade terms, (v.) changes in business plans, operations, results and prospects, (vi.) potential delays in the development, construction or start-up of planned projects, and (vii.) other economic conditions that may affect consumer buying habits. Any one or more of these economic conditions can affect our retail sales, the demand for products we distribute to our retail customers, our operating costs and other aspects of our business.

- Acts of war, threats of terror, acts of terror or other criminal activity directed at the grocery or drug store industry, the transportation industry, or computer or communications systems, could increase security costs, adversely affect our operations, or impact consumer behavior and spending as well as customer orders. Other events that give rise to actual or potential food contamination, drug contamination, or food-borne illness could have an adverse effect on our operating results.

- We could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. Adverse publicity about these types of concerns, whether or not valid, could discourage consumers from buying products in our stores. The real or perceived sale of contaminated food products by us could result in a loss of consumer confidence and product liability claims, which could have a material adverse effect on our sales and operations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

- Our operations subject us to various laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous materials and the cleanup of contaminated sites. Under some environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as CERCLA or the Superfund law, and similar state statues, responsibility for the entire cost of cleanup of a contaminated site can be imposed upon any current or former site owners or operators, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. From time to time we have been named as one of many potentially responsible parties at Superfund sites, although our share of liability has typically been de minimis. Although we believe that we are currently in substantial compliance with applicable environmental requirements, future developments such as more aggressive enforcement policies, new laws or discoveries of unknown conditions may require expenditures that may have a material adverse effect on our business and financial condition.

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

- The majority of our employees are members of labor unions. While we believe that our relationships with union leaderships and our employees are satisfactory, we operate under collective bargaining agreements which periodically must be renegotiated. In the coming year, we have several contracts expiring and under negotiation. In each of these negotiations, rising health care and pension costs will be an important issue, as will the nature and structure of work rules. We are hopeful, but cannot be certain, that we can reach satisfactory agreements without work stoppages in these markets. However, the actual terms of the renegotiated collective bargaining agreements, our future relationships with our employees and/or a prolonged work stoppage affecting a substantial number of stores could have a material effect on our results.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

- The amount of contributions made to our pension and multi-employer plans will be affected by the performance of investments made by the plans and the extent to which trustees of the plans reduce the costs of future service benefits.

- Our Company is currently required to acquire a majority of our saleable inventory from one supplier, C&S Wholesale Grocers, Inc. Although there are a limited number of distributors that can supply our stores, we believe that other suppliers could provide similar product on reasonable terms. However, a change in suppliers could cause a delay in distribution and a possible loss of sales, which would affect operating results adversely.

- We have estimated our exposure to claims, administrative proceedings and litigation and believe we have made adequate provisions for them, where appropriate. Unexpected outcomes in both the costs and effects of these matters could result in an adverse effect on our earnings.

- The success of the merger with Pathmark will depend, in part, on the combined company's ability to realize the anticipated benefits from combining the businesses of A&P and Pathmark, including, anticipated annual integration synergies within two years, through cost reductions in overhead, greater efficiencies, increased utilization of support facilities and the adoption of mutual best practices between the two companies. These integration matters could have a material adverse effect on our business.

- Following the closing of the acquisition of Pathmark, Tengelmann, A&P's former majority stockholder, owned beneficially and of record a substantial percentage of our common stock on a fully diluted basis. As a result of this equity ownership and our stockholder agreement with Tengelmann, Tengelmann has the power to significantly influence the results of stockholder votes and the election of our board of directors, as well as transactions involving a potential change of control of our Company. Tengelmann may support strategies and directions for our Company which are in its best interests but which are opposed to other stockholder interests.

- Our substantial indebtedness could impair our financial condition and our ability to fulfill our debt obligations. Our indebtedness could make it more difficult for us to satisfy our obligations, which could in turn result in an event of default on our obligations, require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally, limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, and place us at a competitive disadvantage compared to certain competitors that have proportionately less debt. Our New Credit Agreement ("Credit Agreement") contains restrictive covenants customary for facilities of that type which limit our ability to incur additional debt, pay dividends, grant additional liens, make investments and take other actions. These restrictions may limit our flexibility to undertake future financings and take other actions. If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      satisfactory terms, or at all. In addition, our Credit Agreement bears interest at a variable rate. If market interest rates increase, such variable-rate debt will have higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

- We are the primary obligor for a significant amount of closed stores and warehouses under long-term leases, primarily located in the Midwest. Our ability to sublet or assign these leases depends on the economic conditions of the real estate markets in which these leases are located. We have estimated our obligation under these leases, net of expected subleases and we have reserved for them, where appropriate. Unexpected changes in the marketplace or with individual sublessors could result in an adverse effect on our earnings.

- Fluctuating fuel costs may adversely affect our operating costs since we incur the cost of fuel in connection with the transportation of goods from our warehouse and distribution facilities to our stores. In addition, operations at our stores are sensitive to rising utility fuel costs due to the amount of electricity and gas required to operate our stores. We may not be able to recover these rising utility and fuel costs through increased prices charged to our customers. Our profitability is particularly sensitive to the cost of oil. Oil prices directly affect our product transportation costs and fuel costs due to the amount of electricity and gas required to operate our stores as well as our utility and petroleum-based supply costs; including plastic bags for example.

- We are subject to federal, state and local laws and regulations relating to zoning, land use, environmental protection, work place safety, public health, community right-to-know, beer and wine sales, pharmaceutical sales and gasoline station operations. A number of states and local jurisdictions regulate the licensing of supermarkets, including beer and wine license grants. In addition, under certain local regulations, we are prohibited from selling beer and wine in certain of our stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with these laws could reduce the revenue and profitability of our supermarkets and could otherwise adversely affect our business, financial condition or results of operations. In addition, any changes in these laws or regulations could significantly increase our compliance costs and adversely affect our results of operations, financial condition and liquidity.

- We have large, complex information technology systems that are important to business operations. We could encounter difficulties developing new systems and encounter difficulties maintaining, upgrading or securing our existing systems. Such difficulties could lead to significant expenses or losses due to disruption in our business operations.

- Our articles of incorporation permit our board of directors to issue preferred shares without first obtaining stockholder approval. If we issued preferred shares, these additional securities may have dividend or liquidation preferences senior to our common stock. If we issue convertible preferred shares, a subsequent conversion may dilute the current common stockholders' interest. Issuance of such preferred stock could adversely affect the price of our common stock.

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

REVIEW OF OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES

      Our consolidated financial information presents the results related to our operations of discontinued businesses separate from the results of our continuing operations. Both the discussion and analysis that follows focus on continuing operations.

FISCAL 2007 COMPARED WITH FISCAL 2006

      Sales for fiscal 2007 were $6,401.1 million compared with $5,369.2 million for fiscal 2006; comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores excluding Pathmark, increased 2.4%. Income from continuing operations of $87.0 million in fiscal 2007 increased from $12.8 million for fiscal 2006 primarily due to the gain on sale of our Metro, Inc. of $184.5 million. Net loss per share - basic and diluted for fiscal 2007 was $3.69 and $4.22, respectively, compared to net income per share - basic and diluted of $0.65 and $0.64, respectively, for fiscal 2006.

                                                                                      Favorable
                                         Fiscal 2007           Fiscal 2006           (unfavorable)         % Change
                                        -------------         -------------         --------------         --------
Sales                                   $     6,401.1         $     5,369.2         $      1,031.9          19.2%
Increase in comparable store sales                2.4%                  0.6%                    NA            NA
Income from continuing operations                87.0                  12.8                   74.2          >100%
(Loss) income from discontinued
     operations                                (247.7)                 14.1                 (261.8)         >100%
Net (loss) income                              (160.7)                 26.9                 (187.6)         >100%
Net (loss) income per share - basic             (3.69)                 0.65                  (4.34)         >100%
Net (loss) income per share - diluted           (4.22)                 0.64                  (4.86)         >100%

      Average weekly sales per supermarket were approximately $371,400 for fiscal 2007 versus $342,600 for the corresponding period of the prior year, an increase of 8.4% primarily attributable to Pathmark stores.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

SALES

                                                                                        Fiscal
                                                                           -------------------------------
                                                                                 2007             2006
                                                                           -------------     -------------
Sales
   North                                                                   $   1,891,967     $   1,838,416
   Central                                                                     1,403,852         1,397,910
   South                                                                       1,656,641         1,620,666
   Pathmark                                                                      921,267                --
   Gourmet                                                                       289,775           282,350
   Other                                                                         231,836           212,189
   Investment in Metro, Inc.                                                       5,792            17,672
                                                                           -------------     -------------
Total sales                                                                $   6,401,130     $   5,369,203
                                                                           =============     =============

      Sales increased from $5,369.2 million in fiscal 2006 to $6,401.1 million in fiscal 2007 primarily due to the acquisition of Pathmark in the fourth quarter contributing $921.3 million in sales as well as an increase in comparable stores sales of $130.5 million. The increases in sales in our North and Gourmet segments of $53.6 million and $7.4 million, respectively, are primarily due to comparable store sales increases. Central sales increased $5.9 million or 0.43% from comparable store sale increases, partially offset by store closures. Sales in our South segment increased by $36.0 million or 2.22%, which is primarily the result of purchasing five stores in the second half of 2006. The sales increase of $19.6 million, or 9.26%, in our Other segment, representing Discount and Liquor, is primarily due to an increase in comparable store sales driven by our remodel program, offset partially by store closures. The decrease in sales of $11.9 million, or 67.22%, in our Metro Segment is due to the expiration of our information technology agreement with Metro, Inc. during fiscal 2007. Refer to Note 15 - Operating Segments for further discussion of our reportable operating segments.

GROSS MARGIN

      The following table presents gross margin dollar results and gross margin as a percentage of sales for fiscal 2007 as compared to fiscal 2006. Gross margin as a percentage of sales decreased 26 basis points to 30.77% for fiscal 2007 from 31.03% for fiscal 2006 primarily caused by a decrease in sales relating to the expiration of information technology agreement with Metro, Inc. of approximately 24 basis points.

                                            Fiscal 2007                                       Fiscal 2006
                              ---------------------------------------           --------------------------------------
                              Gross Margin              Rate to Sales%          Gross Margin            Rate to Sales%
                              ------------              -------------           ------------            --------------
Total Company                 $    1,969.8                  30.77%              $    1,666.3                31.03%

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      The following table details the dollar impact of several items affecting the gross margin dollar increase (decrease) from fiscal 2006 to fiscal 2007:

                              Sales Volume                  Rate                    Total
                              ------------              -------------           ------------
Total Company                 $      320.3              $       (16.8)          $      303.5

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE

      The following table presents store operating, general and administrative expense ("SG&A"), in dollars and as a percentage of sales for fiscal 2007 compared with fiscal 2006. SG&A expense was $2,009.1 million or 31.39% for fiscal 2007 as compared $1,693.5 million or 31.54% for fiscal 2006. The increase in SG&A was primarily related to the acquisition of Pathmark of $271.2 million.

                                            Fiscal 2007                                       Fiscal 2006
                              ----------------------------------------          ---------------------------------------
                                    SG&A                Rate to Sales%              SG&A                Rate to Sales%
                              ------------              --------------          ------------            ---------------
Total Company                 $    2,009.1                  31.39%              $    1,693.5                 31.54%

Included in SG&A for fiscal 2007 were certain charges as follows:

- net losses on restructuring activity of $4.4 million (7 basis points) during fiscal 2007;

-     Pathmark acquisition related costs of $17.6 million (27 basis points);

- a change in estimate of self-insurance settlement costs for prior year claims related to Pathmark of $9.8 million (15 basis points); and

- costs related to a mass withdrawal from a multi-employer union pension plan for Local 174 of $5.9 million (9 basis points).

Partially offset by:

- net gains on real estate activity of $14.1 million (22 basis points) during fiscal 2007.

Included in SG&A for fiscal 2006 were certain charges as follows:

- Net losses on restructuring activity of $10.5 million (20 basis points) during fiscal 2006.

Partially offset by:

- net gains on real estate activity of $11.2 million (21 basis points) during fiscal 2006.

      Excluding the items listed above, SG&A, as a percentage of sales, decreased 61 basis points during fiscal 2007 as compared to fiscal 2006 primarily due to a decrease in store operating costs of 16 basis points and a decrease in corporate and banner administrative expenses of 46 basis points offset by an increase in advertising costs of 3 basis points.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

         During fiscal 2007 and fiscal 2006, we recorded impairment losses on long-lived assets as follows:

                                                 Fiscal 2007            Fiscal 2006
                                                 -----------            -----------
Impairments due to closure or conversion
    in the normal course of business             $      11.7            $       4.3
Impairments related to our asset
    disposition initiatives (1)                           --                    1.0
                                                 -----------            -----------
Total                                            $      11.7            $       5.3
                                                 ===========            ===========

----------
(1)   Refer to Note 7 - Asset Disposition Initiatives

      The effects of changes in estimates of useful lives were not material to ongoing depreciation expense. If current operating levels do not improve, there may be a need to take further actions which may result in additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

SEGMENT INCOME (LOSS)

                                                  Fiscal
                                      -------------------------------
                                            2007             2006
                                      -------------   ---------------
Segment income (loss)
   North                              $      76,247   $        70,891
   Central                                   18,207            11,917
   South                                    (19,375)           (1,946)
   Pathmark                                  20,694                --
   Gourmet                                   19,105            18,220
   Other                                     (2,639)           (9,400)
                                      -------------   ---------------
Total segment income                  $     112,239   $        89,682
                                      =============   ===============

      Segment Income increased $22.6 million from $89.7 million in fiscal 2006 to $112.2 million in fiscal 2007. Fiscal 2007 results include Segment Income of $20.7 million from the recently acquired Pathmark business. Our North segment experienced an increase in Segment Income of $5.4 million from a combination of increased sales of $53.6 million and decreased costs, mainly in labor and administration. Segment Income improved $6.3 million in our Central segment as a result of an improvement in gross margin rate as well as lower store operating costs. Our South segment results declined from a Segment Loss of $1.9 million in fiscal 2006 to $19.4 million in fiscal 2007. This is primarily due to a decline in gross margin rate due to a more competitive marketplace as well as losses generated from five stores purchased in the second half of 2006. Segment Income from our Gourmet business improved by $0.9 million primarily as a result of an improved gross margin rate partially offset by additional operating and administrative costs. The decrease in Segment Loss of $6.8 million in our Other segment, representing Discount and Liquor, is primarily due to improving sales and margin rates in both businesses. Refer to Note 15 - Operating Segments for further discussion of our reportable operating segments.

GAIN ON SALE OF METRO, INC.

      During fiscal 2007, we sold all of our holding in Metro, Inc. resulting in a gain of $184.5 million. There were no such gains during fiscal 2006.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

INTEREST EXPENSE

      Interest expense of $111.8 million for fiscal 2007 increased from the prior year amount of $65.9 million due primarily to (i.) the issuance of $165 million 5.125% convertible senior notes due 2011 and $255 million 6.75% convertible senior notes due 2012 resulting in an increase in interest expense of $7.8 million ($3.0 million of which was non-cash costs) (ii.) the $370 million temporary Senior Secured Bridge Credit Agreement (the "Bridge Loan Facility") with Banc of America Securities LLC, Bank of America, N.A. and Bank of America Bridge LLC, Lehman Brothers Commercial Bank, Lehman Brothers Inc. and Lehman Commercial Paper Inc. resulting in an increase in interest expense of $27.3 million primarily related to financing fees that were amortized over the two week period it was outstanding in the fourth quarter and (iii.) an increase in interest expense due to the acquisition of Pathmark of $5.9 million primarily due to interest on capital leases.

NON OPERATING INCOME

      During fiscal 2007, we recorded $37.4 million in marked to market adjustments for (i.) our Series A and Series B warrants acquired in connection with our purchase of Pathmark, (ii.) our conversion feature of the 5.125% convertible senior notes and the 6.75% convertible senior notes, and (iii.) our financing warrants recorded in connection with the issuance of our convertible senior notes. There were no such gains during fiscal 2006.

EQUITY IN EARNINGS OF METRO, INC.

      We used the equity method of accounting to account for our investment in Metro, Inc. through March 13, 2007, because we exerted significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and through an information technology services agreement with Metro, Inc. During fiscal 2007 and fiscal 2006, we recorded $7.9 million and $40.0 million, respectively, in equity earnings relating to our equity investment in Metro, Inc.

      Beginning March 13, 2007, as a result of the sale of 6,350,000 shares of Metro, Inc., our Company recorded our investment in Metro, Inc. under SFAS 115 as an available for sale security for the fiscal year ended February 23, 2008 because we no longer exert significant influence over substantive operating decisions made by Metro, Inc. In accordance with SFAS 115, we recorded dividend income of $3.9 million based on Metro, Inc.'s dividend declaration on April 17, 2007, August 8, 2007 and September 25, 2007 and included this amount in "Interest and dividend income" on our Consolidated Statements of Operations for the fiscal year ended February 23, 2008. On November 26, 2007, in connection with our agreement to acquire Pathmark Stores, Inc., our Company sold the remaining 11,726,645 shares of our holdings in Metro, Inc. After these sales, our Company no longer holds Class A subordinate shares of Metro, Inc. as of the balance sheet date.

INCOME TAXES

      The provision from income taxes from continuing operations for fiscal 2007 was $5.6 million compared to a benefit from income taxes from continuing operations for fiscal 2006 of $58.1 million. Consistent with the prior year, we continue to record a valuation allowance against our net

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

deferred tax assets.

      For fiscal 2007, our effective income tax rate of 6.0% changed from the effective income tax rate of 128.1% for fiscal 2006 as follows:

                                              Fiscal 2007                          Fiscal 2006
                                    ---------------------------------   ---------------------------------
                                                         Effective                          Effective
                                     Tax Provision       Tax Rate        Tax Benefit        Tax Rate
                                    ----------------   --------------   -------------    -----------------
Total Company                       $        5.6             6.0%       $       58.1          (128.1%)

      The effective tax rate on continuing operations of 6.0% for fiscal 2007 varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations, the impact of the Pathmark financing and the decrease to our valuation allowance as a result of utilization of losses not previously benefited because of a lack of history of earnings.

      The effective tax rate on continuing operations of 128.1% for fiscal 2006, varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations and the decrease to our valuation allowance as a result of losses not benefited because of a lack of history of earnings.

DISCONTINUED OPERATIONS

      Beginning in the fourth quarter of fiscal year 2002 and in the early part of the first quarter of fiscal 2003, we decided to sell our operations located in Northern New England and Wisconsin, as well as our Eight O'Clock Coffee business. These asset sales are now complete. However, our Company continues to pay occupancy costs for operating leases on closed locations.

      On April 24, 2007, based upon unsatisfactory operating trends and the need to devote resources to our expanding Northeast core business, our Company announced negotiations for the sale of our non-core stores within our Midwest operations, including inventory related to these stores. Our Company ceased sales operations in all stores as of July 7, 2007. Planned sale transactions for these stores have been completed resulting in a loss on disposal of $34.3 million. In connection with the shutdown of these operations, we recorded net occupancy costs of $62.7 million during the fiscal year ended February 23, 2008 for closed stores and warehouses not sold. As we continue to negotiate lease terminations as well as sublease some of these locations, these estimates may require adjustment in future periods.

      On May 30, 2007, our Company announced advanced negotiation for the sale of our non-core stores located within the Greater New Orleans area, including inventory related to these stores. Our Company ceased sales operations in all stores not sold as of November 1, 2007. Planned sale transactions for these stores have been completed resulting in a loss on disposal of $16.5 million. In connection with the shutdown of these operations, we recorded net occupancy costs of $3.8 during the fiscal year ended February 23, 2008. As we continue to negotiate lease terminations as well as sublease some of these locations, these estimates may require adjustment in future periods.

      The criteria necessary to classify these operations as discontinued have been satisfied and as such, have been reclassified in our Consolidated Statements of Operations for the fiscal years ended 2007, 2006 and 2005. We estimated the assets' fair market value based upon expected proceeds less costs to sell and recorded impairment losses on property, plant and equipment for fiscal 2007 of $54.0 million. This amount is included in "Loss on disposal of discontinued businesses, net of tax" on our Consolidated Statements of Operations.

      The effective tax rate on continuing operations of 128.1% for fiscal 2006, varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations and the decrease to our valuation allowance as a result of losses not benefited because of a lack of history of earnings.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      The loss from operations of discontinued businesses, net of tax, for fiscal 2007 of $196.8 million decreased from income from operations of discontinued business, net of tax, of $7.1 million for fiscal 2006 primarily due to (i.) a decrease in income from operations for the Greater New Orleans area and the Midwest, and (ii.) additional vacancy costs that were recorded during the fiscal year ended February 23, 2008 due to the closure of stores in the Midwest and the Greater New Orleans area. The loss on disposal of discontinued operations, net of tax of $50.8 million for fiscal 2007 decreased from a gain on disposal of discontinued operations of $7.1 million for fiscal 2006 primarily due to impairment losses recorded on the property, plant and equipment in the Greater New Orleans area and Midwest as we recorded the assets' fair market value based upon proceeds received less costs to sell.

      Although the Canadian operations were sold during fiscal 2005, the criteria necessary to classify the Canadian operations as discontinued were not satisfied as our Company retained significant continuing involvement in the operations of this business upon its sale.

FISCAL 2006 COMPARED WITH FISCAL 2005

      Sales for fiscal 2006 were $5,369.2 million compared with $7,090.0 million for fiscal 2005; comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores, increased 0.6%. Income from continuing operations of $12.8 million in fiscal 2006 decreased from $518.1 million for fiscal 2005 primarily due to the absence of the gain on sale of our Canadian operations of $912.1 million. Net income per share - basic and diluted for fiscal 2006 was $0.65 and $0.64, respectively, compared to net income per share - basic and diluted of $9.74 and $9.64, respectively, for fiscal 2005.

                                                                                     (Unfavorable)
                                           Fiscal 2006          Fiscal 2005             favorable            % Change
                                        ---------------      ---------------       -------------------    ----------------
Sales                                    $    5,369.2         $      7,090.0       $    (1,720.8)               (24.3%)
Increase in comparable store sales                0.6%                   0.2%              NA                      NA
(Loss) gain on sale of
     Canadian operations                         (1.3)                 912.1              (913.4)              (100.1%)
Income from continuing operations                12.8                  518.1              (505.3)               (97.5%)
Income (loss) from discontinued
     operations                                  14.1                 (125.4)              139.5               >100.0%
Net income                                       26.9                  392.6              (365.7)               (93.1%)
Net income per share - basic                     0.65                   9.74               (9.09)               (93.3%)
Net income per share - diluted                   0.64                   9.64               (9.00)               (93.4%)

      Average weekly sales per supermarket for the U.S. were approximately $342,600 for fiscal 2006 versus $340,900 for the corresponding period of the prior year, an increase of 0.5% primarily due to the impact of closing smaller stores and positive comparable store sales.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

SALES

                                                                                          Fiscal
                                                                           ----------------------------------
                                                                                 2006             2005
                                                                           --------------    ----------------
Sales
   North                                                                   $   1,838,416     $   1,830,389
   Central                                                                     1,397,910         1,404,741
   South                                                                       1,620,666         1,631,998
   Gourmet                                                                       282,350           282,650
   Other                                                                         212,189           207,180
   Investment in Metro, Inc.                                                      17,672             9,181
   Canada                                                                             --         1,723,879
                                                                           --------------    -------------
Total sales                                                                $   5,369,203     $   7,090,018
                                                                           ===============   =============

      Sales decreased from $7,090.0 million in fiscal 2005 to $5,369.2 million in fiscal 2006 or 24.27% primarily due to the sale of our Canadian business decreasing sales by $1,723.9 million. Comparable store sales increased in fiscal 2006 by $8.1 million or 0.6% as compared to fiscal 2005. Sales in our Other segment, representing Discount and Liquor, increased $5.0 million, or 2.42%, mainly from comparable store sale increases. The increase in sales of $8.5 million or 92.48% for our Metro segment is due to our information technology agreement with Metro, Inc. which began during the middle of fiscal 2005. The rates of change in revenues in all other segments are not considered significant. Refer to Note 15 - Operating Segments for further discussion of our reportable operating segments.

GROSS MARGIN

      The following table presents gross margin dollar results and gross margin as a percentage of sales for fiscal 2006 as compared to fiscal 2005. Gross margin as a percentage of sales increased 45 basis points for the U.S. to 31.03% for fiscal 2006 from 30.58% for fiscal 2005 primarily caused by an increase in sales relating to an information technology agreement with Metro, Inc. of approximately 16 basis points and a decrease in warehouse and trucking costs due to our C&S agreement of approximately 51 basis points, offset by an increase in net product cost of approximately 25 basis points.

                                            Fiscal 2006                                       Fiscal 2005
                               ---------------------------------------          ----------------------------------------
                               Gross Margin            Rate to Sales%            Gross Margin            Rate to Sales%
                               -------------           ---------------          ---------------          ---------------
U.S.                           $    1,666.3                  31.03%               $    1,641.2                  30.58%
Canada                                 --                       --                       420.7                  24.40
                               -------------           ---------------           --------------          ---------------
       Total                   $    1,666.3                  31.03%               $    2,061.9                  29.08%
                               =============           ===============           ==============          ===============

      The following table details the dollar impact of several items affecting the gross margin dollar increase (decrease) from fiscal 2005 to fiscal 2006:

                             Sales Volume           Rate                Other               Total
                           ----------------    ----------------   -----------------   -----------------
U.S.                       $           0.9      $         24.2     $          --       $          25.1
Canada                                  --                  --            (420.7)               (420.7)
                           ---------------     ---------------    -----------------   ----------------
       Total               $           0.9      $         24.2     $      (420.7)      $        (395.6)
                           ================    ===============    =================   ================

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE

      The following table presents store operating, general and administrative expense ("SG&A"), in dollars and as a percentage of sales for fiscal 2006 compared with fiscal 2005. SG&A expense was $1,693.5 million or 31.54% for fiscal 2006 as compared $2,232.7 million or 31.49% for fiscal 2005.

                                            Fiscal 2006                                       Fiscal 2005
                               ----------------------------------------         -----------------------------------------
                                    SG&A               Rate to Sales%                 SG&A               Rate to Sales%
                               --------------       ----------------           ----------------        ------------------
U.S.                           $    1,693.5                   31.54%            $      1,869.2                      34.83%
Canada                                    -                       -                      363.5                      21.09
                               --------------        ---------------            --------------          -----------------
       Total                   $    1,693.5                   31.54%            $      2,232.7                      31.49%
                               ==============        ===============            ===============        ==================

U.S.

Included in SG&A in the U.S. for fiscal 2006 were certain charges as follows:

- Net losses on restructuring activity of $10.5 million (20 basis points) during fiscal 2006.

Partially offset by:

- net gains on real estate activity of $11.2 million (21 basis points) during fiscal 2006.

SG&A in the U.S. for fiscal 2005 also included certain charges as follows:

- costs relating to the closing of our owned warehouses in Edison, New Jersey and Bronx, New York of $76.6 million (143 basis points) that were not sold as part of the sale of our distribution operations and some warehouse facilities and related assets to C&S Wholesale Grocers as discussed in Note 7 - Asset Disposition Initiatives;

- costs relating to the impairment of unrecoverable assets of $17.7 million (33 basis points) as discussed in Note 5 - Valuation of Long-Lived Assets;

- costs relating to an administrative reorganization during fiscal 2005 of $17.6 million (33 basis points);

- costs relating to the consolidation of our operating offices of $14.5 million (27 basis points);

- costs relating to the cash tender offer completed during fiscal 2005 as discussed in Note 8 - Indebtedness and Other Financial Liabilities of $32.6 million (61 basis points);

- costs relating to the settlement of our net investment hedge as discussed in Note 18 - Hedge of Net Investment in Foreign Operations of $15.4 million (29 basis points); and

- costs relating to workers compensation state assessment charges as discussed in Note 1 - Summary of Significant Accounting Policies of $9.7 million (18 basis points).

Partially offset by:

- recoveries from our VISA/Mastercard antitrust class action litigation as discussed in Note 19 - Commitments and Contingencies of $1.5 million (3 basis points); and

- net gains on real estate activity of $14.6 million (27 basis points) during fiscal 2005.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      Excluding the items listed above, SG&A within the U.S., as a percentage of sales, decreased by 15 basis points during fiscal 2006 as compared to fiscal 2005 primarily due to the continued focus on discretionary spend, particularly within the administrative departments of $12.5 million (23 basis points).

CANADA

      The decrease in SG&A in Canada of $363.5 million was due to the sale of our Canadian operations during the second quarter of fiscal 2005 which resulted in the inclusion of zero weeks of costs in fiscal 2006 as compared to 24 weeks in fiscal 2005.

      During fiscal 2006 and fiscal 2005, we recorded impairment losses on long-lived assets as follows:

                                                             Fiscal 2006               Fiscal 2005
                                                            ------------     ----------------------------------
                                                                U.S.            U.S.      Canada       Total
                                                            ------------     ---------   ---------   ----------
Impairments due to closure or conversion
    in the normal course of business                           $    4.3       $    9.9    $   0.5    $    10.4
Impairments due to unrecoverable assets                              --           17.7         --         17.7
Impairments related to the asset disposition
    initiatives (1)                                                 1.0            8.6         --          8.6
                                                              ----------     ----------   --------   ----------
Total                                                          $    5.3          $36.2    $   0.5    $    36.7
                                                              ==========     ==========   ========   ==========

(1)   Refer to Note 7 - Asset Disposition Initiatives

      The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

      If current operating levels do not improve, there may a need to take further actions which may result in be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

SEGMENT INCOME (LOSS)

                                                            Fiscal
                                              ----------------------------------
                                                    2006             2005
                                              ---------------  ----------------
Segment income (loss)
   North                                      $     70,891     $      65,315
   Central                                          11,917             8,607
   South                                            (1,946)            9,471
   Gourmet                                          18,220            14,980
   Other                                            (9,400)          (12,108)
   Canada                                               --            57,224
                                              -------------    ----------------
Total segment income                          $     89,682     $     143,489
                                              =============    ================

      Segment income decreased from $143.5 million in fiscal 2005 to $89.7 million in fiscal 2006. This decrease in income of $53.8 million is due to the sale of the Canadian business during fiscal 2005, which contributed $57.2 million of income in fiscal 2005, partially offset by a decline in losses of $3.4 million for the remaining U.S. business. Segment Income in our North, Central and Gourmet segments improved by $5.6 million, $3.3 million and $3.2 million, respectively, primarily due to reduced supply and logistics and administrative costs. The decreases in administrative costs are due to the restructuring of the U.S. business, whereby many administrative activities

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

were eliminated or centralized at Corporate. The decline in results of $11.4 million in our South segment is primarily due to a decline in gross margin rate due to a more competitive marketplace as well as losses generated from five stores purchased in the second half of 2006. Segment loss for our Other segment, which represents Discount and Liquor, declined by $2.7 million, due mainly to closures of underperforming stores. Refer to Note 15 - Operating Segments for further discussion of our reportable operating segments.

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

INTEREST EXPENSE

      Interest expense of $65.9 million (U.S.) for fiscal 2006 decreased from the prior year amount of $84.4 million ($76.0 for the U.S. and $8.4 million for Canada) due primarily to (i.) the repurchase of the majority of our 7.75% Notes due April 15, 2007 and our 9.125% Senior Notes due December 15, 2011 resulting in a reduction in interest expense of $17.2 million in the U.S., and (ii.) the absence of interest expense of $8.4 million relating to our Canadian operations that was recorded during fiscal 2005 but not recorded during fiscal 2006 as a result of its sale, partially offset by (iii.) an increase in interest expense of $5.4 million due to our increased borrowings on our revolving line of credit in the U.S.

EQUITY IN EARNINGS OF METRO, INC.

      We used the equity method of accounting to account for our investment in Metro, Inc. because we exerted significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and through an information technology services agreement with Metro, Inc. During fiscal 2006 and fiscal 2005, we recorded $40.0 million and $7.8 million, respectively, in equity earnings relating to our equity investment in Metro, Inc. in the U.S. Refer to Note 3 - Investment in Metro, Inc. for further discussion regarding our equity investment in Metro, Inc. subsequent to February 24, 2007.

INCOME TAXES

      The benefit from income taxes from continuing operations for fiscal 2006 was $58.1 million compared to a provision for income taxes from continuing operations for fiscal 2005 of $158.3 million (a $139.6 million provision for our U.S. operations and a $18.7 million provision for our Canadian operations). Consistent with the prior year, we continue to record a valuation allowance against our U.S. net deferred tax assets.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      For fiscal 2006, our effective income tax rate of 128.1% changed from the effective income tax rate of 23.4% for fiscal 2005 as follows:


                                              Fiscal 2006                          Fiscal 2005
                                    ---------------------------------  ---------------------------------
                                                         Effective     Tax (Provision)      Effective
                                      Tax Benefit        Tax Rate          Benefit          Tax Rate
                                    ---------------  ----------------  ---------------  ----------------
U.S.                                $       58.1          (128.1%)     $     (139.6)           20.6%
Canada                                        --               --             (18.7)            2.8
                                    ---------------  ----------------  ---------------  ----------------
                                    $       58.1          (128.1%)     $     (158.3)           23.4%
                                    ===============  ================  ===============  ================

      The effective tax rate on continuing operations of 128.1% for fiscal 2006, varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations and the decrease to our valuation allowance as a result of losses not benefited because of a lack of history of earnings.

      The effective tax rate on continuing operations of 23.4% for fiscal 2005, varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations and the decrease to our valuation allowance as a result of utilization of losses not previously benefited because of a lack of history of earnings.

DISCONTINUED OPERATIONS

      Income from operations of discontinued businesses, net of tax, for fiscal 2006 was $7.1 million, which primarily related to a gain from proceeds of an insurance settlement received during fiscal 2006 for a portion of our losses caused by Hurricane Katrina as discussed in Note 16 - Hurricane Katrina and Impact on Business, as compared to a loss from operations of discontinued businesses, net of tax, of $115.1 million for fiscal 2005, which was primarily due to future occupancy related costs for four stores closed in the Greater New Orleans and the Midwest and our insurance deductible and other related hurricane costs in connection with Hurricane Katrina as discussed in Note 16 - Hurricane Katrina and Impact on Business.

      The gain on disposal of discontinued operations, net of tax, was $7.1 million for fiscal 2006, which primarily related to net gains on real estate activity of $5.6 million as compared to a loss on disposal of discontinued businesses, net of tax, of $10.4 million for fiscal 2005, which was primarily related to the write-off of an asset for a favorable lease that was recorded for one of the stores that was closed due to Hurricane Katrina as discussed in Note 16 - Hurricane Katrina and Impact on Business and property write-offs related to stores closed in the Midwest.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

         The following table presents excerpts from our Consolidated Statements of Cash Flows:

                                                                              Fiscal 2007         Fiscal 2006        Fiscal 2005
                                                                           ---------------     ---------------     ---------------
Net cash (used in) provided by operating activities                        $     (35,345)      $      36,722       $     (76,007)
                                                                           ---------------     ---------------     ---------------
Net cash (used in) provided by investing activities                        $    (356,577)      $      48,755       $     459,297
                                                                           ---------------     ---------------     ---------------
Net cash provided by (used in) financing activities                        $     406,447       $    (228,937)      $    (411,566)
                                                                           ---------------     ---------------     ---------------

      Net cash flow used in operating activities of $35.3 million for fiscal 2007 primarily reflected our net loss of $160.7 million, adjusted for non-cash charges for (i.) gains on the disposal of owned property of $13.7 million, (ii.) gain on disposal of Metro, Inc. of $184.5 million, (iii.) non operating income related to marked to market adjustments for financial instruments of $37.4 million (iv.) our equity in earnings of Metro, Inc of $7.9 million partially offset by (v.) depreciation and amortization of $186.8 million, (vi.) asset disposition initiatives of $124.0 million, (vii.) financing fees related to our bridge loan of $25.4 million, (viii.) other share based awards of $9.0 million and (ix.) loss on disposal of discontinued operations of $50.8 million. Further, cash was used in operating activities by a decrease in other non-current liabilities of $61.4 million, a decrease in account payable of $72.7 million primarily due to timing, a decrease in accrued salaries, wages and benefits, and taxes of $47.7 million, offset by a decrease in receivables of $37.1 million and a decrease in inventories of $116.0 million. Refer to Working Capital below for discussion of changes in working capital items. Net cash flow provided by operating activities of $36.7 million for fiscal 2006 primarily reflected our net income of $26.9 million, adjusted for non-cash charges for (i.) depreciation and amortization of $177.8 million, (ii.) asset disposition initiatives of $2.1 million, (iii.) cash proceeds from dividends from Metro, Inc. of $6.9 million partially offset by (iv.) gains on the disposal of owned property of $22.5 million, (v.) income tax benefit of $66.4 million, and (vi.) our equity in earnings of Metro, Inc of $40.0 million. Further, cash was provided by a decrease in receivables of $62.7 million partially offset by a decrease in other accruals of $61.4 million primarily due to timing and a decrease in non-current liabilities of $37.6 million due mainly to the utilization of closed store accruals. Net cash flow used in operating activities of $76.0 million for fiscal 2005 primarily reflected our net income of $392.6 million, adjusted for non-cash charges for (i.) depreciation and amortization of $207.3 million, (ii.) asset disposition initiatives of $175.4 million, (iii.) income tax provision of $98.1 million, (iv.) other property impairments of $28.1 million, (v) loss on derivatives of $15.4 million and (vi) loss on early extinguishment of debt of $28.6 million offset by the gain on sale of Canadian operations of $912.1 million. Further, cash was used in operating activities by an increase in receivables of $56.1 million, a decrease in accounts payable of $101.3 million and a decrease in other non-current liabilities of $76.3 million primarily due to the sale of our Canadian operations partially offset by a decrease in inventories of $109.5 million and an increase in other accruals of $48.9 million.

      Net cash flow used in investing activities of $356.6 million for fiscal 2007 primarily reflected the cash component of the purchase of Pathmark stores and Best Cellars liquor stores of $985.5 million, and property expenditures of $122.9 million, which included 2 new supermarkets, 2 new liquor stores, 9 major remodels and 2 minor remodels partially offset by proceeds received from the sale of certain of our assets of $153.6 million, a decrease in restricted cash of $47.5 million, net

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

proceeds from the sale of shares of Metro, Inc. of $548.8 million and net proceeds from maturities of marketable securities of $0.5 million. Net cash flow provided by investing activities of $48.8 million for fiscal 2006 primarily reflected proceeds received from the sale of certain of our assets of $41.9 million, a decrease in restricted cash of $95.1 million and net proceeds from maturities of marketable securities of $145.8 million partially offset by the purchase of 6 Clemens Markets stores from C&S Wholesale Grocers, Inc. of $24.6 million and property expenditures of $208.2 million, which included 4 new supermarkets and 30 major remodels and 35 minor remodels. Net cash flow provided by investing activities of $459.3 million for fiscal 2005 primarily reflected proceeds from the sale of our Canadian operations of $960.7 million, proceeds received from the sale of certain of our assets of $72.3 million partially offset by property expenditures of $191.1 million, which included 3 new supermarkets and 41 major remodels, disposal related expenditures for sale of the Canadian operations of $53.9 million, payments for derivatives of $15.4 million, the increase in restricted cash of $146.3 million, and the net purchases of marketable securities of $167.0 million.

      Our planned capital expenditures for fiscal 2008 are approximately $200 million, which relate primarily to enlarging or remodeling supermarkets, and converting supermarkets to more optimal formats.

      Net cash flow provided by financing activities of $406.5 million for fiscal 2007 primarily reflected by proceeds under revolving lines of credit of $1,027.3 million, proceeds from long-term borrowings of $1,018.3 million, proceeds from financing warrants of $36.8 million, net proceeds from long term real estate liabilities of $6.2 million partially offset by principal payments on revolving lines of credit of $1,060.3 million, principal payments on long-term borrowings of $485.8 million, payments for call options of $73.5 million, and deferred financing fees of $61.8 million. Net cash flow used in financing activities of $228.9 million for fiscal 2006 primarily reflected principal payments on revolving lines of credit of $1,687.1 million, principal payments on capital leases of $5.3 million, and dividends paid of $299.1 million partially offset by proceeds under revolving lines of credit of $1,757.1 million and proceeds from the exercise of stock options of $6.0 million. Net cash flow used in financing activities of $411.6 million for fiscal 2005 primarily reflected principal payments on long term borrowings of $414.0 million and principal payments on capital leases of $11.0 million partially offset by proceeds from the exercise of stock options of $26.1 million.

      We operate under an annual operating plan which is reviewed and approved by our Board of Directors and incorporates the specific operating initiatives we expect to pursue and the anticipated financial results of our Company. Our plan for fiscal 2008 at this time has been approved and we believe that our present cash resources, including invested cash on hand, available borrowings from our Credit Agreement and other sources, are sufficient to meet our needs.

      Profitability, cash flow, asset sale proceeds and timing can be impacted by certain external factors such as unfavorable economic conditions, competition, labor relations and fuel and utility costs which could have a significant impact on cash generation. If our profitability and cash flow do not improve in line with our plans or if the taxing authorities do not affirm the adequacy of our Company's Domestic Reinvestment Plan, we anticipate that we would be able to modify the operating plan in order to ensure that we have appropriate resources.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      On April 25, 2006, our Company paid a special one-time dividend to our stockholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of "Additional paid in capital" in our Consolidated Balance Sheets at February 24, 2007. The transaction was funded primarily by cash available on the balance sheet resulting from the strategic restructuring of the Company during fiscal 2005.

WORKING CAPITAL

      We had working capital of $117.1 million at February 23, 2008 compared to working capital of $190.5 million at February 24, 2007. We had cash and cash equivalents aggregating $100.7 million at February 23, 2008 compared to $86.2 million at February 24, 2007. The decrease in working capital was attributable primarily to the following:

- A decrease in restricted cash due primarily to the use of the cash for the acquisition of Pathmark;

- An increase in current portion of other financial liabilities due to the issuance of Series A warrants in connection with the acquisition of Pathmark;

- An increase in accrued salaries, wages and benefits, and taxes due primarily to the acquisition of Pathmark offset by the disposition of our Greater New Orleans and Midwest operations; and

- An increase in other accruals due primarily to the acquisition of Pathmark offset by the disposition of our Greater New Orleans and Midwest operations.

Partially offset by the following:

- An increase in cash and cash equivalents as detailed in the Consolidated Statements of Cash Flows;

- An increase in accounts receivable due primarily to the acquisition of Pathmark offset by the disposition of our Greater New Orleans and Midwest operations;

- An increase in inventory due primarily to the acquisition of Pathmark offset by the disposition of our Greater New Orleans and Midwest operations;

- A decrease in the current portion of our long-term debt primarily due to maturity of 7.75% debt which matured and was paid in full partially offset by our new line of credit with Blue Ridge Investments L.L.C.

LINE OF CREDIT

      On January 16, 2008, we entered into a secured line of credit agreement with Blue Ridge Investments, L.L.C. This agreement enables us to borrow funds on a revolving basis of up to $32.7 million. Each borrowing bears interest at a rate per annum equal to the BBA Libor Daily Floating Rate plus 0.10%. At February 23, 2008 we had borrowings outstanding under this line of credit agreement of $11.6 million. This agreement expires December 31, 2008. These loans are collateralized by a first priority perfected security interest in our ownership interest in the Columbia Fund. See Note 4 - Cash, Cash Equivalents, Restricted Cash and Restricted Marketable Securities, for further discussion on the Columbia Fund.

CREDIT AGREEMENT

      On December 3, 2007, the 2005 Revolving Credit Agreement and Letter of Credit Agreement were refinanced pursuant to a new $675 million Credit Agreement ("Credit

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

Agreement"), with Banc of America Securities LLC, Bank of America, N.A. Subject to borrowing base requirements, the Credit Agreement provides for a five-year term loan of $82.9 million and a five-year revolving credit facility of $592.1 million enabling us to borrow funds and issue letters of credit on a revolving basis. The Credit Agreement includes a $100 million accordion feature which gives us the ability to increase commitments from $675 million to $775 million. The Credit Agreement is collateralized by all assets of the company, including, but not limited to, inventory, certain accounts receivable, pharmacy scripts, owned real estate and certain Pathmark leaseholds. Borrowings under the Credit Agreement bear interest based on LIBOR or Prime interest rate pricing. Subject to certain conditions, we are permitted to pay cumulative cash dividends on common shares as well as make bond repurchases. At February 23, 2008, there were $169.9 million of loans and $234.5 million in letters of credit outstanding under this agreement. As of February 23, 2008, after reducing availability for borrowing base requirements, we had $259.1 million available under the Credit Agreement.

      On December 27, 2007, in order to facilitate the syndication of the Credit Agreement under current market conditions, we entered into an Amended and Restated Credit Agreement, whereby a portion of the revolving commitment was converted into a $50 million term loan tranche which was collateralized by certain real estate assets at an increased margin rate. This agreement expires in December 2012. Fees paid and capitalized in connection with the Credit Agreement were $22.5 million and are included in "Other Assets" on our Consolidated Balance Sheet at February 23, 2008.

BRIDGE LOAN FACILITY

      On December 3, 2007, we entered into a one year, $370 million Senior Secured Bridge Credit Agreement (the "Bridge Loan Facility") with Banc of America Securities LLC, Bank of America, N.A. and Bank of America Bridge LLC, Lehman Brothers Commercial Bank, Lehman Brothers Inc. and Lehman Commercial Paper Inc. which, at maturity, and subject to the satisfaction of certain conditions, the loans then outstanding would either remain outstanding or be exchanged for exchange notes, in each case having a maturity of December 3, 2015 prior to the completion of the fiscal year, the Bridge Loan Facility was refinanced. During fiscal 2007, fees and interest paid in connection with the Bridge Loan Facility was $27.3 million and are included in "Interest Expense" on our Consolidated Statement of Operations.

      We used our restricted cash on hand and borrowings under the Credit Agreement and the Bridge Loan Facility to fund the acquisition of Pathmark, terminate our existing Revolver which had outstanding borrowings of $11.3 million, terminate Pathmark's obligation under their revolver and term loan of $114.0 million and to place $375.5 million into an irrevocable trust for the defeasance of Pathmark's Senior Subordinated Notes with a face value of $350 million due 2012.

LETTER OF CREDIT AGREEMENT

      During fiscal 2005, we entered into a cash collateralized, Letter of Credit Agreement that enabled us to issue letters of credit up to $200 million. This agreement was terminated as of December 3, 2007 and letters of credit are issued under the Credit Facility with Bank of America N.A described in the Credit Agreement above. In March 2007, our Letter of Credit Agreement and Revolver were amended to allow for the sale of Metro, Inc. shares provided that the net proceeds from such sales are deposited in a restricted cash account. Refer to Note 3 - Investment in Metro, Inc. for further discussion regarding the sale of these Metro, Inc. shares.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      At February 23, 2008 and February 24, 2007, there were nil and $138.3 million, respectively, in letters of credit outstanding under this agreement.

REVOLVING CREDIT AGREEMENT

      Our Company had a $250 million Revolving Credit Agreement ("Revolver") with four lenders enabling us to borrow funds on a revolving basis for working capital loans and letters of credit. This Revolver was terminated as of December 3, 2007 and replaced by the Credit Facility with Bank of America N.A. described in the Credit Agreement above. The Revolver was collateralized by inventory, certain accounts receivable and pharmacy scripts. Borrowings under the Revolver bear interest based on LIBOR or Prime interest rate pricing. At February 23, 2008 and February 24, 2007, there were no letters of credit outstanding under this agreement and there were nil and $70.0 million, respectively, in outstanding borrowings under the Revolver.

SERIES A AND SERIES B WARRANTS

      As part of the acquisition of Pathmark on December 3, 2007, we issued 4,657,378 and 6,965,858 roll-over stock warrants in exchange for Pathmark's 2005 Series A and Series B warrants, respectively. The number of warrants issued was computed based on the conversion factor of 0.46296. The Series A warrants are exercisable at $18.36 and the Series B warrants are exercisable at $32.40. These warrants were valued using the price of A&P common stock of $30.05 per common share, the quoted market price of A&P common stock on November 30, 2007, the last trading day before the transaction closing date. The Tengelmann stockholders have the right to approve any issuance of common stock under these warrants upon exercise (assuming Tengelmann's outstanding interest is at least 25% and subject to liquidity impairments defined within the Tengelmann Stockholder Agreement). In addition, Tengelmann has the ability to exercise a "Put Right" whereby it has the ability to require A&P to purchase A&P stock held by Tengelmann to settle these warrants. Based on the rights provided to Tengelmann, A&P does not have sole discretion to determine whether the payment upon exercise of these warrants will be settled in cash or through issuance of an equivalent portion of A&P shares. Therefore, these warrants are recorded as liabilities and marked-to-market each reporting period based on A&P's current stock price. During fiscal 2007, we recorded a gain on the market value adjustment to these liabilities of $11.5 million and $14.8 million for Series A and Series B warrants, respectively which is included in "Non Operating Income" on our Consolidated Statements of Operations. The value of the Series A and Series B warrants were $44.5 million and $106.1 million, respectively as of February 23, 2008 and are included in "Current portion of other financial liabilities" and "Other financial liabilities", respectively, on our Consolidated Balance Sheets. The following assumptions and estimates were used in the Black-Scholes model:

                                                 Series A               Series B
                                             -----------------       ---------------
Expected life                                   0.29 years             7.29 years
Volatility                                         29.4%                  53.3%
Dividend yield range                                  0%                     0%
Risk-free interest rate range                      2.20%                  3.26%

PUBLIC DEBT OBLIGATIONS

      Outstanding notes totaling $586.7 million at February 23, 2008 consisted of $12.8 million of 9.125% Senior Notes due December 15, 2011, $140.1 million of 5.125% Convertible Senior Notes due June 15, 2011, $233.8 million of 6.75% Convertible Senior Notes

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

due December 15, 2012 and $200.0 million of 9.375% Notes due August 1, 2039. Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125%, 5.125% and 6.75% Notes. The 9.375% Notes are now callable at par ($25 per bond) and the 9.125% Notes are now callable at a premium to par (103.042%). The 9.375% Notes are unsecured obligations and were issued under the terms of our senior debt securities indenture, which contains among other provisions, covenants restricting the incurrence of secured debt. The 9.375% Notes are effectively subordinate to the Credit Agreement and do not contain cross default provisions. All covenants and restrictions for the 9.125% Senior Notes have been eliminated in connection with the cash tender offer in fiscal 2005. Our notes are not guaranteed by any of our subsidiaries.

      During the first quarter of fiscal 2007, the outstanding principal amount of our 7.75% Notes of $31.9 million due April 15, 2007 matured and was paid in full.

      To pay down our Bridge Loan Facility as discussed above, on December 18, 2007, we completed a public offering and issued $165 million 5.125% convertible senior notes due 2011 and $255 million 6.75% convertible senior notes due 2012. The 2011 notes are not redeemable at our option at any time. The 2012 notes are redeemable at our option on or after December 15, 2010, at a redemption price of 102.70% and on or after December 15, 2011, at a redemption price of 101.35%. The initial conversion price of the 2011 notes is $36.40 representing a 30.0% premium to the offering price of $28.00 and the initial conversion price of the 2012 notes is $37.80 representing a 35.0% premium to the offering price of $28.00 at maturity, and at our option, the notes are convertible into shares of our stock, cash, or a combination of stock and cash. Concurrent with this offering, we entered into call options and financing warrant transactions with financial institutions that are affiliates of the underwriters of the notes to effectively increase the conversion price of these notes and to reduce the potential dilution upon future conversion. Conversion prices were effectively increased to $46.20 or 65% and $49.00 or 75% for the 2011 and 2012 notes, respectively.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      As of the date of the transaction, our Company did not have sufficient authorized shares to provide for all potential issuances of common stock. Therefore, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", our Company accounted for the conversion features as freestanding instruments. The notes were recorded at a discounted amount equal to the value of the conversion features at the transaction date and will be accreted to the par value of the notes over the life of the notes. The value of the conversion features were determined utilizing the Black-Scholes option pricing model, recorded as a long term liability and marked to market on February 23, 2008. In fiscal 2007, the gain that was recorded in "Non Operating Income" on our Consolidated Statements of Operations for the conversion features of the 5.125% and 6.75% convertible senior notes was $3.2 million and $2.3 million, respectively. The fair value of the conversion features as of February 23, 2008 were $23.2 million and $19.8 million for the 5.125% and 6.75% convertible notes, respectively. The following assumptions and estimates were used in the Black-Scholes model:

                                                   Fiscal 2007
                                            ---------------------------
Expected life                                 3.3 years - 4.8 years
Volatility                                        33.0% - 35.4%
Dividend yield range                                   0%
Risk-free interest rate range                     2.24% - 2.81%

SHARE LENDING AGREEMENTS

      We have entered into share lending agreements, dated December 12, 2007, with certain financial institutions, under which we have agreed to loan up to 11,278,988 shares of our common stock (subject to certain adjustments set forth in the share lending agreements). These borrowed shares must be returned to us no later than December 15, 2012 or sooner if certain conditions are met. If an event of default should occur under the stock lending agreement and a legal obstacle exists that prevents the Borrower from returning the shares, the Borrower shall, upon written request of our Company, pay our Company, using available funds, in lieu of the delivery of loaned shares, to settle its obligation.

      These financial institutions will sell the "borrowed shares" to investors to facilitate hedging transactions relating to the issuance of our 5.125% and 6.75% Convertible Notes. Pursuant to these agreements, we loaned 8,134,002 shares of our stock of which 6,300,752 shares were sold to the public on December 18, 2007 in a public offering. We did not receive any proceeds from the sale of the borrowed shares. We received a nominal lending fee from the financial institutions pursuant to the share lending agreements.

         Any shares we loan will be issued and outstanding. Investors that purchase borrowed shares will be entitled to the same voting and dividend rights as any other holders of our common stock; however, the financial institutions will not have such rights pursuant to the share lending agreements. The obligation of the financial institutions to return the borrowed shares has been accounted for as a prepaid forward contract and, accordingly, shares underlying this contract are removed from the computation of basic and dilutive earnings per share. On a net basis, this transaction will have no impact on earnings per share.

CALL OPTION AND FINANCING WARRANT

      Concurrent with our issuance of the convertible senior notes, we entered into call option and financing warrant transactions with financial institutions that are affiliates of the underwriters to reduce the potential dilution upon future conversion of the notes and to effectively increase the

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

conversion price of the notes. The call options allow our Company to purchase common shares at $36.40 with respect to the 5.125% notes and $37.80 with respect to the 6.75% notes. These purchased shares would be used to satisfy the conversion of the convertible senior notes. The call options are accounted for as free standing derivatives and $73.5 million is recorded as equity in the Consolidated Balance Sheet. The financing warrants allow holders to purchase common shares at $46.20 with respect to the 5.125% notes and $49.00 with respect to the 6.75% notes. The financing warrants were valued at $36.8 million at the issuance date. At the issuance date our Company did not have sufficient authorized shares to provide for all potential issuances of common stock. Therefore, the financing warrants are accounted for as freestanding derivatives, required to be settled in cash until sufficient shares are available and are recorded as a long-term liability in the Consolidated Balance Sheet. The financing warrants are marked to market each reporting period utilizing the Black-Scholes option pricing model and are valued at $31.2 million as of February 23, 2008. In fiscal 2007, we recorded a gain of $5.6 million included in "Non operating income" on our Consolidated Statements of Operations. The following assumptions and estimates were used in the Black-Scholes model:

                                   Fiscal 2007
                               ---------------------
Expected life                  3.6 years - 5.1 years
Volatility                         27.2% - 29.6%
Dividend yield range                   0%
Risk-free interest rate range    2.24% - 2.81%

OTHER

      During fiscal 2007, we acquired four sale lease back locations in connection with the acquisition of Pathmark. Due to Pathmark's continuing involvement with these four properties, as all four leases contain renewal options that extend beyond the economic useful life of the properties, these sales did not qualify for sale-leaseback accounting in accordance with SFAS 98, but rather as long-term real estate liabilities under the provisions of SFAS 66. The fair market value of these properties as of the acquisition date was $64.1 million with associated long-term real estate liabilities of $64.1 million. These liabilities with maturities between 14 and 17 years are recorded within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 23, 2008.

      During fiscal 2006 and fiscal 2005, we sold one and five properties, respectively, and simultaneously leased them back from the purchaser.

      Due to our Company's continuing involvement with one of the properties sold in fiscal 2005, as (i.) we receive sublease income that is more than 10% of the fair market value of this property, (ii.) lease contains renewal options that extend beyond the economic useful life of the property, and (iii.) we are obligated to repurchase the property if certain circumstances occur, the sale did not qualify for sale-leaseback accounting in accordance with SFAS 98, but rather as a long-term real estate liability under the provisions of SFAS 66. In accordance with SFAS 66, the carrying value of this property of approximately $9.0 million remained on our Consolidated Balance Sheets at February 25, 2006, and no sale was recognized. Instead the sales price of this property of $20.8 million was recorded as a long-term real estate liability with a maturity of 20 years within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 25, 2006. In addition, the lease payments are being charged to "Interest expense" in our Consolidated Statements of Operations. This property was sold for a profit resulting in a gain, after deducting expenses, which

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

has been deferred and will not be recognized until the end of the lease when our continuing involvement ceases.

      "Long-term real estate liabilities" on our Consolidated Balance Sheets also include various leases in which we received landlord allowances to offset the costs of structural improvements we made to the leased space. As we had directly paid for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements under SFAS 98, to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and are being amortized over the lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 12 and 25 years and effective annual percentage rates between 4.74% and 78.21%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

      The remaining one and four properties sold and simultaneously leased back from the purchaser during fiscal 2006 and fiscal 2005, respectively, had a carrying value of approximately $2.5 million and $16.1 million, respectively. Net proceeds received related to these transactions amounted to approximately $9.2 million and $32.6 million, respectively. These properties were sold for a profit resulting in (i.) a gain that was immediately recognized of $1.3 million and $5.1 million, respectively, as we are leasing back more than a minor part but less than substantially all of the property sold in accordance with SFAS 28, "Accounting for Sales with Leasebacks," and (ii.) a deferred gain after deducting expenses of $5.4 million and $11.1 million, respectively, which will be recognized as an offset to rent expense over the remaining life of the leases.

      During fiscal 2007, fiscal 2006, and fiscal 2005, we recognized gains related to our sale-leaseback transactions of $27.6 million, of which $24.1 million related to the reversal of gains on terminated or assigned properties, $5.3 million, of which $1.3 million related to recognition of a portion of the gain on sale in the current year as we are leasing back more than a minor part but less than substantially all of the property sold as discussed above, and $8.8 million, of which $5.1 million related to recognition of a portion of the gain on sale in the current year as we are leasing back more than a minor part but less than substantially all of the property sold as discussed above, respectively. The remaining deferred gain at February 23, 2008 and February 24, 2007 amounted to $37.2 million and $64.7 million, respectively.

      Although our Company paid a special one-time dividend to our stockholders of record on April 17, 2006 equal to $7.25 per share, our Company's policy is to not pay dividends. As such, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2007. The terms of our Revolving Credit Agreement restrict our Company's ability to pay cash dividends on common shares.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      As of February 23, 2008, we have the following contractual obligations and commitments:

                                               Payments Due by Period (in millions)
                                 ----------------------------------------------------------------
         Contractual                           Less than
         Obligations                 Total        1 Year   1 - 3 Years   4 - 5 Years   Thereafter
-------------------------------  ------------  ---------  ------------  ------------  -----------
   Debt (1)                      $      817.0  $    11.9  $        0.5  $      603.2  $     201.4
   Capital Leases (2)                   315.9       27.8          54.6          52.9        180.6
   Operating Leases   (2)             1,865.2      194.9         372.4         329.7        968.2
   Long-term Real Estate
      Liabilities (2)                   600.4       36.4          73.3          73.9        416.8
   Pension Obligations (3)               66.9        7.0          13.9          13.5         32.5
   Postretirement
      Obligations (4)                    41.1        2.4           5.2           5.7         27.8
   Occupancy Payments (5)               605.4       68.6         124.3         102.2        310.3
   Severance Payments (6)                29.3       18.0          10.9           0.3          0.1
   Pension Withdrawal
      Payments (7)                       69.4        6.5          13.1          13.1         36.7
   Interest (8)                         705.5       45.7          91.5          72.7        495.6
   Environmental Liability (9)            1.7        0.4           0.4           0.7          0.2
   Postemployment
      Obligations (10)                   12.5        2.5           4.0           3.1          2.9
   Defined Contribution
      Plans (11)                          8.3        8.3            --            --           --
   Multi-employer Pension
      Plans (11)                         34.4       34.4            --            --           --
   Other Service Contracts (12)          91.6         --          91.6            --           --
Purchase Commitments (13)
      Equipment Purchases                12.5       12.5            --            --           --
      Equipment Rentals                   1.7        0.5           0.9           0.3           --
      Suppliers                       2,052.2      505.0       1,009.9         509.8         27.5
      Manufacturers/Vendors               2.4        0.1           0.2           0.2          1.9
      Service Contracts                  39.4       20.6          18.8            --           --
      Consulting                          6.0        2.9           3.1            --           --
                                 ------------  ---------  ------------  ------------  -----------
Total                            $    7,378.8  $ 1,006.4  $    1,888.6  $    1,781.3  $   2,702.5
                                 ============  =========  ============  ============  ===========

(1) Amounts represent contractual amounts due. Refer to Note 8 of our Consolidated Financial Statements for information regarding long-term debt. We expect to settle such long-term debt by several methods, including cash flows from operations.

(2) Amounts represent contractual amounts due. Refer to Note 10 of our Consolidated Financial Statements for information regarding capital leases, operating leases and long-term real estate liabilities.

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

(5) Amounts represent our future occupancy payments primarily relating to our asset disposition initiatives (refer to Note 7 of our Consolidated Financial Statements), discontinued operations (refer to Note 6 of our Consolidated Financial Statements) and store closures made during the normal course of business.

(6) Amounts represent our future severance obligations primarily relating to Pathmark.

(7) Amount represents our future pension withdrawal payments from multiemployer plans. Payments due by period for certain of our withdrawal payments have not yet been determined and are classified within the less than one year category.

(8) Amounts represent contractual amounts due. Refer to Note 8 of our Consolidated Financial Statements for information regarding our interest payments. Note that amounts presented exclude estimates on current and

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      future variable interest rate payments as these amounts cannot be estimated as of the balance sheet date due to the variability in our expected borrowings.

(9)   Amounts represent our future contractual amounts payable.

(10) Amounts represent our future benefit payments that were actuarially determined for our short and long term disability programs. Refer to Note 12 of our Consolidated Financial Statements for information regarding our postemployment obligations.

(11) Amounts represent our best estimate of our immediate funding requirements of our defined contribution and multiemployer plans in which we participate. Refer to Note 12 of our Consolidated Financial Statements for information regarding these obligations.

(12) The amount represents our unfavorable service contracts with GHI and C&S in connection with the purchase of Pathmark. Payments due by period for certain payments have not yet been determined and are classified within the one to three year category.

(13) The purchase commitments include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders. We expect to fund these commitments with cash flows from operations.

                     Expiration of Commitments (in millions)

  Other                Less than
Commitments    Total     1 Year    1 - 3 Years   4 - 5 Years  Thereafter
-----------  --------  ---------  -------------  -----------  ----------
Guarantees   $    1.3  $  0.2     $         0.6  $       0.5  $       --
             ========  =========  =============  ===========  ==========

      We are the guarantor of a loan of $1.3 million related to a shopping center, which will expire in 2011.

      In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases"). When the Assigned Leases were assigned, we generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 23, 2008, 235 Assigned Leases remain in place. Assuming that each respective assignee became unable to continue to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately $741.6 million, which could be partially or totally offset by reassigning or subletting such leases.

      Our existing senior debt rating was Caa1 with stable outlook with Moody's Investors Service ("Moody's") as of February 23, 2008. Our existing senior debt rating was B with positive outlook and was removed from CreditWatch with Standard & Poor's Ratings Group ("S&P") as of February 23, 2008. Also S&P assigned B- ratings to our $165 million 5.125% convertible senior notes due 2011 and our $255 million 6.75% convertible senior notes due 2012. Moody's assigned a Caa1 rating to our $165 million 5.125% convertible senior notes due 2011 and our $255 million 6.75% convertible senior notes due 2012.

      Our liquidity rating was SGL3 with Moody's as of February 23, 2008. Our recovery rating was 5 with S&P as of February 23, 2008 indicating a modest expectation of 10%-30% recovery of our senior debt to our lenders. Future rating changes could affect the availability and cost of financing to our Company.

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

INTEREST RATES

      Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We do not have cash flow exposure due to rate changes on our $577.4 million of total indebtedness as of February 23, 2008 because they are at fixed interest rates. However, we do have cash flow exposure on our committed bank lines of credit due to our variable floating rate pricing. Accordingly, during fiscal 2007 and fiscal 2006, a presumed 1% change in the variable floating rate would have impacted interest expense by $0.6 million and $0.8 million, respectively. During fiscal 2005, a presumed 1% change in the variable floating rate would not have impacted interest expense as there were minimal or no borrowings under our committed bank lines of credit.

FOREIGN EXCHANGE RISK

      We were exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. A change in the Canadian currency of 10% would have resulted in a fluctuation in our investment in Metro, Inc. of nil and $30.2 million at February 23, 2008 and February 24, 2007, respectively.

      On November 6, 2007, we entered into a currency exchange forward contract to purchase $380 million United States dollars to hedge the value of our shares in Metro, Inc. against adverse movements in exchange rates. Our Company measures ineffectiveness based upon the change in forward exchange rates. In fiscal 2007 and upon completion of the sale of our shares of Metro, Inc., this forward contract was settled.

      As we have approximately $1.0 million in assets denominated in foreign currency, we do not believe that a change in the Canadian currency of 10% will have a material effect on our Consolidated Statements of Operations or Cash Flows.

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

SELF-INSURANCE RESERVES

      Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll, legal costs and other data. Legal expenses incurred in connection with workers' compensation and general liability claims are charged to the specific claim to which costs pertain. The total current and non-current liability for self-insurance reserves recorded at February 23, 2008 was $221.9 million. The discount rate used at February 23, 2008 was 4.0% and was based on the timing of the projected cash flows of future payments to be made for claims. A 1% increase in the discount rate would decrease the required liability by $5.7 million. Conversely, a 1% decrease in the discount rate would increase the required liability by $6.1 million. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

      During fiscal 2007, the increase in our workers' compensation and general liability reserves was primarily related to the acquisition of Pathmark on December 3, 2007, which increased the reserve $86.7 million from fiscal 2006. Included in the change of $86.7 million was a $9.8 million charge for a change in estimate of self-insurance settlement costs for prior year claims related to Pathmark. During fiscal 2006, there were no significant adjustments to our estimates. During fiscal 2005, an adjustment of $8.5 million was recorded for expected future workers' compensation state assessment charges relating to prior year claims that will be related to the incurred workers' compensation claims on our Consolidated Balance Sheet at February 25, 2006. There have been no other significant adjustments to our estimate and while we expect the estimates may change in the future due to the reasons previously stated, we believe our current liability is adequate.

LONG-LIVED ASSETS

      We review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. The value of the assets is determined based on estimates of future cash flows. Any impairment amounts are included in SG&A in our Consolidated Statements of Operations. The effects of changes in estimates of useful lives were not material to ongoing depreciation expense. If current operating levels do not improve, there may be a need to take further actions which may result in future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

CLOSED STORE AND CLOSED WAREHOUSE RESERVES

      For closed stores and warehouses that are under long-term leases, we adjust the charges originally accrued for these events for 1) interest accretion, 2) settlements on leases or sold properties, and 3) changes in estimates in future sublease rental assumptions. Net adjustments, all of which have been disclosed in the Notes to the Consolidated Financial Statements, for changes have been cumulatively approximately 5% from the date of inception, with the most significant adjustments being made prior to 2000. Total adjustments for settlements on leases or sold properties and changes in estimates in fiscal 2007 resulted in income of $4.9 million and fiscal 2006 and 2005 were additional expenses of $1.3 million and $3.4 million, respectively. Adjustments are predominantly due to fluctuations in the real estate market from the time the original charges are incurred until the properties were actually settled.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

      Due to the long-term nature of the lease commitments, it is possible that current accruals, which are based on estimates of vacancy costs and sublease income, will change in the future as economic conditions change in the real estate market; however, we are unable to estimate the impact of such changes at this time and the existing obligations are management's best estimate of these obligations at this time.

CONVERSION FEATURE, FINANCIAL WARRANTS, AND WARRANT LIABILITY

      We have issued several financial instruments which are recorded as liabilities in our financial statements and marked to market each reporting period using the Black-Scholes option pricing model. The value of these liabilities may change as a result of changes in A&P's stock price, the remaining time until maturity, and the current interest rate.

EMPLOYEE BENEFIT PLANS

      The determination of our obligation and expense for pension and other postretirement benefits is dependent, in part, on our selection of certain assumptions used by our actuaries in calculating these amounts. These assumptions include the weighted average discount rate at which obligations can be effectively settled, the anticipated rate of future increases in compensation levels, the expected long-term rate of return on assets, increases or trends in health care cost, and certain employee related factors, such as turnover, retirement age and mortality.

      The discount rate is determined by taking into account the actual pattern of maturity of the benefit obligations. To generate the year-end discount rate, a single rate is developed using a yield curve which is derived from multiple high quality corporate bonds, discounting each future year's projected cash flow, and determining the equivalent single discount rate. A discount rate of 5.75% was selected for the February 23, 2008 disclosures. We use independent actuaries to assist us in determining the discount rate assumption and measuring our plans' obligations.

      The rate of compensation increase is determined based upon a scale of merit and promotional increases according to duration plus an economic increase per year.

      Our long-term rate of return is developed by taking into account the target allocations contained in each plan's investment policy, as of the beginning of the year, and reflecting long term historical data, with greater weight given to recent years. Under this approach, separate analyses are performed to determine the expected long-term rate of inflation, real rates of return for each asset class, and the correlations among the returns for the various asset classes. We use independent actuaries to assist us in determining our long-term rate of return assumptions.

      We believe that our current assumptions used to estimate plan obligations and annual expense are appropriate in the current economic environment. However, if economic conditions change, we may need to change some of our assumptions, and the resulting changes may materially affect our pension and other postretirement obligations in the Consolidated Balance Sheets and our future expense in the Consolidated Statement of Operations. Actual results that differ from our Company's assumptions are accumulated and amortized over future periods into the Consolidated Statement of Operations.

      The weighted-average discount rate, the weighted average rate of compensation increase and the expected long-term rate of return on plan assets used in our determination of plan obligations and pension expense are as follows:

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

                                                   2007      2006     2005
                                                  ------   -------   -----
Weighted average discount rate                      5.75%     5.75%   5.50%
Weighted average rate of compensation increase      2.75%     2.75%   2.50%
Expected long-term rate of return on plan assets    6.75%     6.75%   6.50%

      The following illustrates the annual impact on pension expense of a 100 basis point increase or decrease from the assumptions used to determine the net cost for the year ending February 23, 2008:

                                                              Combined (Decrease)
                          Weighted Average  Expected Return   Increase in Pension
                            Discount Rate    on Plan Assets        Expense
                          ----------------  ----------------  ------------------
100 basis point increase        $ 0.1            $ (4.7)           $ (4.6)
100 basis point decrease         (0.4)              4.7               4.3

      The following illustrates the annual impact on benefit obligation of a 100 basis point increase or decrease from the assumptions used to determine the benefit obligation at February 23, 2008:

                          Weighted Average
                            Discount Rate
                          ----------------
100 basis point increase      $ (42.8)
100 basis point decrease         51.8

      The following illustrates the annual impact on postretirement benefit expense of a 100 basis point increase or decrease from the discount rate used to determine the net cost for the year ending February 23, 2008:

                          Weighted Average
                          Discount Rate
                          ----------------
100 basis point increase     $ (0.4)
100 basis point decrease        0.4

      The following illustrates the annual impact on the accumulated postretirement benefit obligation of a 100 basis point increase or decrease from the assumptions used to determine the accumulated benefit obligation at February 23, 2008:

                          Weighted Average
                           Discount Rate
                          ----------------
100 basis point increase     $ (4.2)
100 basis point decrease        3.6

INVENTORIES

      We evaluate inventory shrinkage throughout the year based on actual physical counts and record reserves based on the results of these counts to provide for estimated shrinkage between the store's last inventory and the balance sheet date. Physical inventory counts are taken every period for fresh inventory, approximately twice per fiscal year on a staggered basis for the remaining merchandise inventory in stores, and annually for inventory in distribution centers and supplies. The average shrinkage rate resulting from the physical inventory counts is applied to

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

the ending inventory balance in each store as of the balance sheet date to provide for estimated shrinkage from the date of the last physical inventory count for that location. Total inventory stock loss reserves amounted to approximately $15.7 million and $12.8 million, as of February 23, 2008 and February 24, 2007, respectively. Adjustments to the stock loss reserve based on physical inventories have not been material.

INCOME TAXES

      As discussed in Note 11 of the Consolidated Financial Statements, our Company recorded a valuation allowance for the entire U.S. net deferred tax asset since, in accordance with SFAS 109, it was more likely than not that the net deferred tax asset would not be utilized based on historical cumulative losses. Under SFAS 109, this valuation allowance could be reversed in future periods if our Company experiences improvement in our U.S. operations.

      We adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes -- an Interpretation of FASB Statement 109 ("FIN 48") as of February 25, 2007. The cumulative effect of the adoption of the recognition and measurement provisions of FIN 48 resulted in a $24.4 million increase to the February 25, 2007 balance of retained earnings. Results of prior periods have not been restated. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is more likely than not of being sustained in our Consolidated Financial Statements.

      For tax positions that are not more likely than not of being sustained upon audit, we do not recognize any portion of the benefit in our Consolidated Financial Statements. Our policy for interest and penalties under FIN 48 related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. Therefore, we continue to recognize interest and penalties as incurred within "Benefit from (provision for) income taxes" in our Consolidated Statements of Operations. See Note 11 to the Consolidated Financial Statements for further discussion.

      As discussed in Note 11 to the Consolidated Financial Statements, our Company makes estimates of the potential liability based on its assessment of all potential tax exposures. In addition, we use factors such as applicable tax laws and regulations, current information and past experience with similar issues to make these adjustments. The increase in our liabilities for unrecognized tax benefits as of the date of adoption of approximately $165 million was due mostly to our assessment of potential exposure concerning a deduction taken in the Company's fiscal 2005 federal income tax return. Despite the Company's belief that its tax return position is supportable, the Company believes that the position may not be fully sustained upon review by tax authorities. Such amount was adjusted to approximately $154 million in the fourth quarter of fiscal 2007 in connection with the Company's fiscal 2006 tax return to provision reconciliation. As we were in a full valuation allowance position, the approximate $11 million adjustment had no effect on the Company's earnings. In addition, the acquisition of Pathmark Stores Inc. increased this balance to the current $164 million. Our Consolidated Balance Sheet has been adjusted to reflect the liabilities for uncertain tax positions and deferred tax assets for net operating losses,

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

since such losses are available to absorb the taxable income attributable to the unrecognized tax benefits. Thus, there was no impact on the Company's retained earnings resulting from the increase in the liability for unrecognized tax benefits.

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)

                                                  Fiscal 2007      Fiscal 2006     Fiscal 2005
                                                --------------   --------------  ----------------
Sales                                           $    6,401,130   $    5,369,203  $     7,090,018
Cost of merchandise sold                            (4,431,299)      (3,702,883)      (5,028,141)
                                                --------------   --------------  ---------------
Gross margin                                         1,969,831        1,666,320        2,061,877
Store operating, general and
    administrative expense                          (2,009,071)      (1,693,490)      (2,232,737)
                                                --------------   --------------  ---------------
Loss from operations                                   (39,240)         (27,170)        (170,860)
(Loss) gain on sale of Canadian operations                (436)          (1,299)         912,129
Gain on sale of Metro, Inc.                            184,451               --               --
Non operating income                                    37,394               --               --
Interest expense                                      (111,816)         (65,884)         (84,404)
Interest and dividend income                            14,350            9,020           12,855
Minority interest in earnings of consolidated
     franchisees                                            --               --           (1,131)
Equity in earnings of Metro, Inc.                        7,869           40,003            7,801
                                                --------------   --------------  ---------------
Income (loss) from continuing operations
     before income taxes                                92,572          (45,330)         676,390
(Provision for) benefit from income taxes               (5,592)          58,081         (158,331)
                                                ---------------  --------------  ---------------
Income from continuing operations                       86,980           12,751          518,059
Discontinued operations:
     (Loss) income from operations of
         discontinued businesses, net of tax
         benefit of nil, $1,781 and $25,360
      for the years ended February 23, 2008,
      February 24, 2007 and  February 25,
      2006, respectively                              (196,848)           7,088         (115,072)
     (Loss) gain on disposal of discontinued
        operations, net of tax benefit of nil,
       $1,952 and $2,445 for the years ended
       February 23, 2008, February 24, 2007
       and February 25, 2006, respectively             (50,812)           7,054          (10,357)
                                                --------------   --------------  ---------------
     (Loss) income from discontinued
        operations                                    (247,660)          14,142         (125,429)
                                                --------------   --------------  ---------------
Net (loss) income                               $     (160,680)  $       26,893  $       392,630
                                                ==============   ==============  ===============

Net (loss) income per share - basic:
    Continuing operations                       $         2.00   $         0.31  $         12.85
    Discontinued operations                              (5.69)            0.34            (3.11)
                                                --------------   --------------  ---------------
Net (loss) income per share - basic             $        (3.69)  $         0.65  $          9.74
                                                ==============   ==============  ===============

Net (loss) income per share - diluted:
    Continuing operations                       $         1.37   $         0.30  $         12.72
    Discontinued operations                              (5.59)            0.34            (3.08)
                                                ---------------  --------------  ---------------
Net (loss) income per share - diluted           $        (4.22)  $         0.64  $          9.64
                                                ==============   ==============  ===============

Weighted average common shares outstanding:
        Basic                                       43,551,459       41 430 600       40,301,132
                                                ==============   ==============  ===============
        Diluted                                     44,295,214       41,902,358       40,725,942
                                                ==============   ==============  ===============

                 See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME
                  (Dollars in thousands, except share amounts)

                                                                    Accumulated    (Accumulated
                                    Common Stock       Additional      Other        Deficit)                      Total
                              -----------------------    Paid-in    Comprehensive    Retained       Call      Stockholders'
                                Shares         Amount    Capital    (Loss) Income    Earnings     Options        Equity
                              -----------  ----------- -----------  -------------  ------------  -----------  -------------
BALANCE AT 2/26/05             38,764,999  $    38,765 $   464,543  $      (3,308) $   (266,198) $        --  $     233,802
Net income                                                                              392,630                     392,630
Stock options exercised         2,378,685        2,379      23,677                                                   26,056
Other share based awards            5,303            5       8,973                                                    8,978
Other comprehensive income                                                 10,261                                    10,261
                              -----------  ----------- -----------  -------------  ------------  -----------  -------------
BALANCE AT 2/25/06             41,148,987       41,149     497,193          6,953       126,432           --        671,727
Net income                                                                               26,893                      26,893
Cash dividends on common
   stock-$7.25 per share                                  (299,089)                                                (299,089)
Stock options exercised           414,104          414       5,580                                                    5,994
Other share based awards           26,104           26       8,108                                                    8,134
Tax benefit of stock options                                 1,076                                                    1,076
Initial adoption of SFAS 158                                               19,196                                    19,196
Other comprehensive loss                                                   (3,261)                                   (3,261)
                              -----------  ----------- -----------  -------------  ------------  -----------  -------------

BALANCE AT 2/24/07
    AS PREVIOUSLY REPORTED     41,589,195       41,589     212,868         22,888       153,325           --        430,670
Impact of the adoption of
    change in measurement
    date under FAS 158                                                                     (643)                       (643)
Cumulative impact of
    the adoption of FIN 48                                                               24,421                      24,421
                              -----------  ----------- -----------  -------------  ------------  -----------  -------------
BALANCE AT 2/24/07,
    AS ADJUSTED                41,589,195       41,589     212,868         22,888       177,103           --        454,448
Net loss                                                                               (160,680)                   (160,680)
Stock options exercised           585,094          585       9,992                                                   10,577
Other share based awards           11,597           12       9,027                                                    9,039
Tax benefit of stock options                                 2,640                                                    2,640
Call options                                                                                         (73,509)       (73,509)
Stock, options and warrants
    issued in connection with
    the acquisition of
    Pathmark                   14,915,069       14,915     212,576                                                  227,491
Other comprehensive loss                                                  (51,863)                                  (51,863)
                              -----------  ----------- -----------  -------------  ------------  -----------  -------------
BALANCE AT 2/23/08             57,100,955  $    57,101 $   447,103  $     (28,975) $     16,423  $   (73,509) $     418,143
                              ===========  =========== ===========  =============  ============  ===========  =============

                See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME
                                   (Continued)
                  (Dollars in thousands, except share amounts)

COMPREHENSIVE (LOSS) INCOME

                                                                  Fiscal 2007        Fiscal 2006     Fiscal 2005
                                                                 ---------------   --------------   --------------
Net (loss) income                                                $      (160,680)  $       26,893   $      392,630
                                                                 ---------------   --------------   --------------
Foreign currency translation adjustment                                   (9,710)          (3,164)           9,839
Net unrealized gain (loss) on marketable securities, net of tax               22              993           (1,015)
Net unrealized loss on derivatives, net of tax                                --               --              (57)
Pension and other postretirement benefits, net of tax                    (42,175)              --               --
Minimum pension liability adjustment, prior to adoption of
SFAS 158, net of tax                                                          --           (1,090)           1,494
                                                                 ---------------   --------------   --------------
Other comprehensive (loss) income, net of tax                            (51,863)          (3,261)          10,261
                                                                 ---------------   --------------   --------------
Total comprehensive (loss) income                                $      (212,543)  $       23,632   $      402,891
                                                                 ===============   ==============   ==============

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME BALANCES

                                            Net Unrealized                        Pension        Accumulated
                                Foreign      (Loss) / Gain    Net Unrealized   & Other Post-        Other
                               Currency      on Marketable   (Loss) / Gain      retirement      Comprehensive
                              Translation     Securities      on Derivatives     Benefits       (Loss) Income
                              -----------   --------------   ---------------   -------------   ---------------
Balance at
   February 26, 2005          $     3,035   $           --   $            57   $      (6,400)  $        (3,308)
Current period change               9,839           (1,015)              (57)          1,494            10,261
                              -----------   --------------   ---------------   -------------   ---------------
Balance at
   February 25, 2006               12,874           (1,015)               --          (4,906)            6,953
Current period change              (3,164)             993                --          (1,090)           (3,261)
Initial adoption of SFAS 158           --               --                --          19,196            19,196
                              -----------   --------------   ---------------   -------------   ---------------
Balance at
   February 24, 2007                9,710              (22)               --          13,200            22,888
Current period change              (9,710)              22                --         (42,175)          (51,863)
                              -----------   --------------   ---------------   -------------   ---------------
Balance at
   February 23, 2008          $        --   $           --   $            --   $     (28,975)  $       (28,975)
                              ===========   ==============   ===============   =============   ===============

                 See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except share amounts)

                                                            February 23, 2008    February 24, 2007
                                                            -----------------   ------------------
ASSETS
Current assets:
    Cash and cash equivalents                               $         100,733   $           86,194
    Restricted cash                                                     3,713               51,176
    Restricted marketable securities                                    6,796               20,335
    Accounts receivable, net of allowance for doubtful
      accounts of $5,864 and $4,514 at February 23, 2008
      and February 24, 2007, respectively                             173,203              117,082
    Inventories                                                       505,012              411,370
    Prepaid expenses and other current assets                          94,969               62,751
                                                            -----------------   ------------------
      Total current assets                                            884,426              748,908
                                                            -----------------   ------------------
Non-current assets:
    Property:
      Land                                                            120,966               44,878
      Buildings                                                       380,974              200,404
      Equipment                                                     1,254,827            1,299,468
      Leasehold improvements                                        1,337,858              916,115
                                                            -----------------   ------------------
    Total - at cost                                                 3,094,625            2,460,865
      Less accumulated depreciation and amortization               (1,343,185)          (1,541,543)
                                                            -----------------   ------------------
      Property owned, net                                           1,751,440              919,322
      Property under capital leases, net                              149,363               20,676
                                                            -----------------   ------------------
    Property - net                                                  1,900,803              939,998
    Goodwill                                                          387,546                5,810
    Intangible assets                                                 234,086                   --
    Equity investment in Metro, Inc.                                       --              368,871
    Other assets                                                      241,057               48,036
                                                            -----------------   ------------------
Total assets                                                $       3,647,918   $        2,111,623
                                                            =================   ==================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current portion of long-term debt                       $          11,875   $           32,069
    Current portion of obligations under capital leases                11,344                1,554
    Current portion of other financial liabilities                     44,539                   --
    Accounts payable                                                  216,703              197,500
    Book overdrafts                                                    36,435               31,833
    Accrued salaries, wages and benefits                              169,552              115,719
    Accrued taxes                                                      46,156               34,452
    Other accruals                                                    230,733              145,264
                                                            -----------------   ------------------
      Total current liabilities                                       767,337              558,391
                                                            -----------------   ------------------
Non-current liabilities
    Long-term debt                                                    758,886              284,214
    Long-term obligations under capital leases                        157,430               29,938
    Long-term real estate liabilities                                 346,110              300,832
    Deferred real estate income                                        24,389                   --
    Other financial liabilities                                       180,250                   --
    Other non-current liabilities                                     995,373              507,578
                                                            -----------------   ------------------
Total liabilities                                                   3,229,775            1,680,953
                                                            -----------------   ------------------

Commitments and contingencies

Stockholders' equity:
    Preferred stock - no par value; authorized - 3,000,000
      shares; issued - none                                                --                   --
    Common stock - $1 par value; authorized - 80,000,000
      shares; issued and outstanding - 57,100,955 and
      41,589,195 shares at February 23, 2008 and
      February 24, 2007, respectively                                  57,101               41,589
    Call options                                                      (73,509)                  --
    Additional paid-in capital                                        447,103              212,868
    Accumulated other comprehensive (loss) income                     (28,975)              22,888
    Retained earnings                                                  16,423              153,325
                                                            -----------------   ------------------
      Total stockholders' equity                                      418,143              430,670
                                                            -----------------   ------------------
    Total liabilities and stockholders' equity              $       3,647,918   $        2,111,623
                                                            =================   ==================

                 See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                      Fiscal 2007     Fiscal 2006    Fiscal 2005
                                                                      ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                                     $   (160,680)  $     26,893   $    392,630
Adjustments to reconcile net (loss) income to net cash provided by
(used in) operating activities:
     Asset disposition initiatives                                         123,951          2,139        175,391
     Depreciation and amortization                                         186,789        177,754        207,329
     Income tax (benefit) provision                                             --        (66,435)        98,079
     Gains on disposal of owned property and write-down of property,
     net                                                                   (13,743)       (22,502)       (22,770)
     Other property impairments                                             11,657          4,294         28,085
     Loss (gain) on disposal of discontinued operations                     50,812         (7,054)        10,357
     Loss (gain) on sale of Canadian operations                                436          1,299       (912,129)
     Non operating income                                                  (37,394)            --             --
     Loss on derivatives                                                        --             --         15,446
     Loss on early extinguishment of debt                                       --             --         28,623
     Non-cash impact of early extinguishment of debt                            --             --            809
     Other share based awards                                                9,039          8,134          8,978
     Equity in earnings of Metro, Inc.                                      (7,869)       (40,003)        (7,801)
     Proceeds from dividends from Metro, Inc                                    --          6,858          4,708
     Financing fees relating to bridge loan facility                        25,421             --             --
     Gain on disposition of Metro, Inc.                                   (184,451)            --             --
Other changes in assets and liabilities, net of acquisitions:
     Decrease (increase) in receivables                                     37,098         62,741        (56,130)
     Decrease (increase) in inventories                                    115,985         (1,264)       109,521
     Decrease in prepaid expenses and other current assets                   9,904          3,062            585
     Decrease (increase) in other assets                                    12,887          3,044         (7,344)
     Decrease in accounts payable                                          (72,714)       (19,199)      (101,342)
     Decrease in accrued salaries, wages and benefits, and taxes           (47,730)        (9,202)       (31,414)
     (Decrease) increase in other accruals                                 (42,205)       (61,395)        48,931
     Increase in minority interest                                              --             --          1,806
     Decrease in other non-current liabilities                             (61,364)       (37,641)       (76,309)
     Other operating activities, net                                         8,826          5,199          7,954
                                                                      ------------   ------------   ------------
Net cash (used in) provided by operating activities                        (35,345)        36,722        (76,007)
                                                                      ------------   ------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditures for property                                            (122,850)      (208,159)      (191,050)
     Proceeds from disposal of property                                    153,591         41,880         72,293
     Purchase of businesses, net of cash acquired                         (985,521)       (24,619)            --
     Proceeds from sale of Canadian operations, net of cash disposed            --             --        960,689
     Disposal related expenditures for sale of Canadian operations          (1,040)        (1,299)       (53,882)
     Proceeds from (payments for) derivatives                                2,442             --        (15,446)
     Decrease (increase) in restricted cash                                 47,463         95,133       (146,309)
     Net proceeds from the sale of shares of Metro, Inc.                   548,796             --             --
     Purchases of marketable securities                                    (32,700)      (148,700)      (667,808)
     Proceeds from maturities of marketable securities                      33,242        294,519        500,810
                                                                      ------------   ------------   ------------
Net cash (used in) provided by investing activities                       (356,577)        48,755        459,297
                                                                      ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds under revolving lines of credit                            1,027,335      1,757,100             --
     Principal payments on revolving lines of credit                    (1,060,336)    (1,687,100)            --
     Proceeds from long-term borrowings                                  1,018,300             --             --
     Principal payments on long-term borrowings                           (485,830)           (80)      (413,961)
     Long-term real estate liabilities                                       6,229          3,379         32,122
     Principal payments on capital leases                                   (9,386)        (5,278)       (11,033)
     Proceeds from the financing warrants                                   36,771             --             --
     Payments for the call options                                         (73,509)            --             --
     Decrease in book overdrafts                                            (4,562)        (3,614)       (42,957)
     Financing fees                                                        (61,782)          (249)        (1,793)
     Dividends paid                                                             --       (299,089)            --
     Tax benefit on stock options                                            2,640             --             --
     Proceeds from exercises of stock options                               10,577          5,994         26,056
                                                                      ------------   ------------   ------------
Net cash provided by (used in) financing activities                        406,447       (228,937)      (411,566)
                                                                      ------------   ------------   ------------
Effect of exchange rate changes on cash and
        cash equivalents                                                        14             65            117
                                                                      ------------   ------------   ------------
Net increase (decrease) in cash and cash equivalents                        14,539       (143,395)       (28,159)
Cash and cash equivalents at beginning of year                              86,194        229,589        257,748
                                                                      ------------   ------------   ------------
Cash and cash equivalents at end of year                              $    100,733   $     86,194   $    229,589
                                                                      ============   ============   ============

                 See Notes to Consolidated Financial Statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share amounts, per share amounts, and where noted)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

      The consolidated financial statements include the accounts of The Great Atlantic & Pacific Tea Company, Inc. ("We," "Our," "Us" or "our Company") and all subsidiaries. Intercompany accounts and transactions have been eliminated.

      As discussed in Note 3 - Investment in Metro, Inc. our Company used the equity method of accounting for our investment in Metro, Inc. through March 13, 2007 as we exerted significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and through an information technology services agreement with Metro, Inc. However, as a result of the sale of 6,350,000 shares of our holdings in Metro, Inc., on March 13, 2007, our Company began recording our investment in Metro, Inc. under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") as an available for sale security. On November 26, 2007, our Company sold the remaining 11,726,645 shares of our holdings in Metro, Inc. As a result of these sales, our Company no longer holds Class A subordinate shares of Metro, Inc. as our investment has been fully liquidated as of the balance sheet date.

      At February 23, 2008, we operated retail supermarkets in the United States. The operations are mainly in the Northeastern part of the U.S. Our principal stockholder, Tengelmann Warenhandelsgesellschaft KG ("Tengelmann"), owned 38.52% of our common stock as of February 23, 2008.

      As discussed in Note 6 - Discontinued Operations, the criteria necessary to classify the operations for the Midwest and the Greater New Orleans area as discontinued have been satisfied and as such, have been reclassified in our Consolidated Statements of Operations.

Fiscal Year

      Our fiscal year ends on the last Saturday in February. Fiscal 2007, 2006 and 2005 were each comprised of 13 four week periods.

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

Advertising Costs

      Advertising costs incurred to communicate media advertising are expensed in the period the advertisement is first shown. Other advertising costs, primarily costs to produce circulars and pay advertising agency fees, are expensed when incurred. We recorded advertising expense of $77.7 million for fiscal 2007 ($73.3 million for continuing operations and $4.4 million for discontinued operations), $76.2 million for fiscal 2006 ($59.5 million for continuing operations and $16.7 million for discontinued operations) and $93.0 million for fiscal 2005 ($74.2 million for continuing operations and $18.8 million for discontinued operations).

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

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Software Costs

      We capitalize externally purchased software and amortize it over five years. Amortization expense related to software costs for continuing operations for fiscal 2007, 2006 and 2005 was $4.8 million, $7.6 million, and $8.4 million, respectively.

      In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", we capitalize certain internally generated software costs after feasibility is reached which is concurrent (i.) with the completion of the preliminary project stage, (ii.) when management authorizes and commits to funding a software project, and (iii.) when it is probable that the project will be completed and the software will be used to perform the function intended. In fiscal 2007, 2006 and 2005, we capitalized $3.6 million, $1.4 million and $2.7 million, respectively, of such software costs. These costs are amortized over 5 years. For fiscal 2007, 2006 and 2005, we recorded related amortization expense for continuing operations of $8.9 million, $14.6 million and $16.7 million, respectively.

      Externally purchased and internally developed software are classified in "Property - Equipment" on our Consolidated Balance Sheets.

Earnings Per Share

      Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average shares outstanding for the reporting period. Diluted earnings (loss) per share reflects the potential dilution, using the treasury stock method, and assumes that the convertible debt, stock options, restricted stock, warrants, and other potentially dilutive financial instruments were converted into common stock upon issuance, if dilutive.

      Weighted average common shares of 486,375, 186,218, and 651,650 for fiscal 2007, fiscal 2006, and fiscal 2005, respectively, related to options outstanding under our Company's stock award plan were excluded from the computation of diluted earnings per share as the effect would be antidilutive.

      Weighted average common shares of 30,183 for fiscal 2007 related to restricted stock units outstanding under our Company's stock option plans were excluded from the computation of diluted earnings per share as the effect would be antidilutive.

      Weighted average common shares of 156,486 for fiscal 2007 related to warrants outstanding under our Company's stock award plan were excluded from the computation of diluted earnings per share as the effect would be antidilutive.

      Weighted average common shares of 2,107,064 for fiscal 2007 related to convertible debt outstanding were excluded from the computation of diluted earnings per share as the effect would be antidilutive.

      Weighted average common shares of 1,519,539 for fiscal 2007 related to the share lending agreement were excluded from the computation of earning per share. See Note 14 - Capital Stock, for further discussion on the share lending agreement.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The following table sets forth the calculation of basic and diluted earnings per share:

                                                 Fiscal 2007        Fiscal 2006        Fiscal 2005
                                                -------------      -------------      ------------
Income from continuing operations               $     86,980       $      12,751      $    518,059
Adjustments on Convertible Warrants                  (26,352)                 --                --
                                                ------------       -------------      ------------
Income from continuing operations - diluted     $     60,628       $      12,751      $    518,059
                                                ============       =============      ============

Weighted average common shares outstanding        45,007,214          41,430,600        40,301,132
Restricted stock options                              63,784                  --                --
Share lending agreement                           (1,519,539)                 --                --
                                                ------------       -------------      ------------
Common shares outstanding - basic                 43,551,459          41,430,600        40,301,132

Effect of dilutive securities:
Options to purchase common stock                     348,357             471,758           424,810
Convertible warrants                                 395,398                  --                --
                                                ------------       -------------      ------------
Common shares outstanding - diluted               44,295,214          41,902,358        40,725,942
                                                ============       =============      ============

Translation of Canadian Currency

      Assets and liabilities denominated in Canadian currency are translated at year-end rates of exchange, and revenues and expenses are translated at average rates of exchange during the year. Gains and losses resulting from translation adjustments are accumulated as a separate component of accumulated other comprehensive loss within Stockholders' Equity. At February 23, 2008, because we sold all of our shares of Metro, Inc., assets and liabilities denominated in Canadian currency are approximately $1.0 million.

Cash and Cash Equivalents

      Short-term investments that are highly liquid with maturities of ninety days or less when purchased are deemed to be cash equivalents. These balances as well as credit card receivables of $46.0 million and $29.5 million at February 23, 2008 and February 24, 2007, respectively, are included in "Cash and cash equivalents" on our Consolidated Balance Sheets.

Restricted Cash

      In fiscal 2007, our restricted cash was held in escrow for services which our Company is required to perform in connection with the sale of our real estate properties. In fiscal 2006, our restricted cash was primarily held in a money market fund and could only be used as collateral for our Letter of Credit Agreement that we entered into during fiscal 2005. The remaining monies from fiscal 2006 are held in escrow for services which our Company is required to perform in connection with the sale of our real estate properties.

Restricted Marketable Securities and Marketable Securities

      Investments with maturities greater than ninety days when purchased are considered marketable securities. Our marketable securities are principally comprised of commercial paper, corporate bonds, securities of the U.S. government and its agencies, and auction rate securities. Our Company's investments are considered to be available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholder's equity. Our Company records other than temporary declines in fair value to earnings as realized losses. In fiscal 2007, our restricted marketable securities were held by Bank of America in the Columbia Strategic Cash Portfolio ("Columbia Fund"). On December 6, 2007, Bank of America froze the Columbia Fund as a result of the increased risk in subprime asset backed securities. Refer to Note 4 - Cash, Restricted Cash and Restricted Marketable Securities for further discussion of the Columbia Fund. In fiscal 2006, our restricted marketable securities were held by Bank of America and could only be used as collateral for our Letter of Credit Agreement that we entered

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

into during fiscal 2005. Refer to Note 8 - Indebtedness and Other Financial Liabilities for further discussion of our Letter of Credit Agreement and Revolving Credit Agreement.

Inventories

      Store inventories are stated principally at the lower of cost or market with cost determined under the retail method. Under the retail method, the valuation of inventories at cost and resulting gross margins are determined by applying a cost-to-retail ratio for various groupings of similar items to the retail value of inventories. Inherent in the retail inventory method calculations are certain management judgments and estimates, including shrinkage, which could impact the ending inventory valuation at cost as well as the resulting gross margins. Perishables and pharmacy inventories are stated at cost. Distribution center and other inventories are stated primarily at the lower of cost or market. As of February 23, 2008, the cost for 61.1% of our inventories was determined using the first-in, first out ("FIFO") method and the cost for 38.9% of our inventories was determined using the last-in, first-out ("LIFO") method. In fiscal 2006, the cost for 100% of inventories was determined using the FIFO method. At February 23, 2008, the excess of estimated current costs over LIFO carrying value, or LIFO reserve, was approximately $2.3 million.

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

Property

      Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to forty years and equipment is depreciated based on lives varying from three to twelve years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining available lease terms. Property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is less. During fiscal 2007, 2006 and 2005, in addition to the impairment losses discussed at Note 5 - Valuation of Long-lived Assets, we disposed of certain assets, which resulted in pretax net gains from continuing operations of $13.7 million, $22.5 million and $22.8 million, respectively.

Goodwill and Other Intangible Assets

      In accordance with SFAS 142 "Goodwill and Other Intangible Assets," goodwill is no longer required to be amortized, but tested for impairment at least annually. Our Company tests for impairment in the fourth quarter of each fiscal year by reassessing the appropriateness of the goodwill balance based on a comparison of the fair value of a reporting unit (determined through forecasts of cash flows from operating results on a discounted basis in comparison) to the carrying value of such operations. If the results of such comparison indicate that an impairment may exist, that is the carrying value exceeds fair market

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

value, we determine the implied fair market value of the goodwill using a purchase price allocation approach and compare this value to the carrying value. If such comparison indicates that an impairment exists, we will recognize a charge to operations at that time based upon the difference between the implied fair market value of the goodwill and the balance sheet amount. In fiscal 2007, no impairment was deemed necessary.

      During the fourth quarter of fiscal 2007, we completed the acquisition of 100% of Pathmark Stores, Inc. ("Pathmark"). In connection with this purchase, we recorded goodwill in the amount of $380.0 million which is included in "Goodwill" on our Consolidated Balance Sheets at February 23, 2008. Due to the recent nature of the acquisition we have not determined the reporting units to which the goodwill related to the Pathmark acquisition will be allocated. Also in connection with this acquisition, we recorded intangible assets of $236.2 million which are included in "Intangible assets" in our Consolidated Balance Sheet at February 23, 2008.

      During fiscal 2006, we completed the purchase of 6 Clemens Markets stores from C&S Wholesale Grocers, Inc. In connection with the purchase, we recorded goodwill in the amount of $5.8 million, which is included in "Goodwill" on our Consolidated Balance Sheet at February 24, 2007.

      Changes in the carrying amount of goodwill during the fiscal years ended February 23, 2008 and February 24, 2007 are as follows:

Goodwill balance at February 25, 2006       $      --
Goodwill acquired pursuant to business
    acquisition - Clemens                       5,810
                                            ---------
Goodwill balance at February 24, 2007           5,810
Goodwill acquired pursuant to business
    acquisition - Pathmark                    379,990
Goodwill acquired pursuant to business
    acquisition - Best Cellars                  1,746
                                            ---------
Goodwill balance at February 23, 2008       $ 387,546
                                            =========

Current Liabilities

      Certain accounts payable checks issued but not presented to banks frequently result in negative book balances for accounting purposes. Such amounts are classified as "Book overdrafts" on our Consolidated Balance Sheets.

      Liabilities for compensated absences of $63.0 million and $38.4 million at February 23, 2008 and February 24, 2007, respectively, are included in "Accrued salaries, wages and benefits" on our Consolidated Balance Sheets. We accrue for vested vacation pay earned by our employees.

Long-Term Real Estate Liabilities

      Long-term real estate liabilities include the sales price of several sale-leaseback transactions that did not qualify for sale-leaseback accounting in accordance with SFAS 98, "Accounting for Leases" ("SFAS 98"). The proceeds received are recorded as long-term real estate liabilities under the provisions of SFAS 66, "Accounting for Sales of Real Estate" on our Consolidated Balance Sheets with a maturity of 20 years, and will not be recognized until the end of the respective leases or when our continuing involvement ceases.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      Long-term real estate liabilities also include various leases in which our Company received landlord allowances to offset the costs of structural improvements we made to the leased space. As we had paid directly for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements under SFAS 98 to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and have been amortized over the lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 12 and 25 years and effective annual percentage rates between 4.74% and 78.21%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

Self Insurance Reserves

      Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The current and non-current liability for self-insurance reserves was $72.7 million and $149.2 million at February 23, 2008 and $42.8 million and $90.2 million at February 24, 2007, respectively. The current portion of these liabilities is included in "Other accruals" and the non-current portion is included in "Other non-current liabilities" on our Consolidated Balance Sheets. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll, legal costs and other data. Legal expenses incurred in connection with workers' compensation and general liability claims are charged to the specific claim to which costs pertain. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

      During fiscal 2007, the increase in our workers' compensation and general liability reserves was primarily related to the acquisition of Pathmark on December 3, 2007, which increased the reserve $86.7 million from fiscal 2006. Included in the change of $86.7 million was a $9.8 million charge for a change in estimate of self-insurance settlement costs for prior year claims related to Pathmark.

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

Stock-Based Compensation

      Beginning in fiscal 2005, we adopted and applied the fair value based method of accounting prescribed by SFAS 123R, "Share-Based Payment" ("SFAS 123R") for all share-based payment transactions with employees. Refer to Note 13
- Stock Based Compensation for further discussion regarding our Company's accounting for stock based compensation.

      There were no stock options granted during fiscal 2005. The fair value of the fiscal 2007 and fiscal 2006 option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                        Fiscal 2007     Fiscal 2006
                                        ------------    -----------
Expected life                              7 years        7 years
Volatility                                54% - 55%         56%
Risk-free interest rate range           4.46% - 4.57%      4.96%

New Accounting Pronouncements

      In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes -- an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is more likely than not of being sustained in our Consolidated Financial Statements. For tax positions that are not more likely than not of being sustained upon audit, we do not recognize any portion of the benefit in our Consolidated Financial Statements. The provisions of FIN 48 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. We adopted these requirements as of February 25, 2007.

      The cumulative effect of the adoption of the recognition and measurement provisions of FIN 48 resulted in a $24.4 million increase to the February 25, 2006 balance of retained earnings. Results of prior periods have not been restated. Our policy for interest and penalties under FIN 48 related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. Therefore, we continue to recognize interest and penalties as incurred within "(Provision for) benefit from income taxes" in our Consolidated Statements of Operations. Refer to Note 11 - Income Taxes for further discussion.

      In October 2004, the government passed the Homeland Investment Act which allows companies to repatriate cash balances from their controlled foreign subsidiaries at a reduced rate. This was achieved by permitting a one time 85% dividends received deduction. Our Company completed the sale of our Canadian subsidiary to Metro, Inc. during fiscal 2005. As a result of this transaction, our Company repatriated $949.0 million from our foreign subsidiaries, of which $500.0 million is intended to qualify for the 85% dividends received deduction. Until such time as the taxing authorities have affirmed the adequacy of our Company's Domestic Reinvestment Plan, the balance sheet is and will be grossed-up to reflect liabilities for uncertain tax positions and deferred tax assets for net operating losses in accordance with FIN 48.

      In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 (our year ending February 28, 2009). The adoption of the provisions of SFAS 157 is not expected to have a material effect on the Company's consolidated financial statements.

      In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 was issued to improve the overall financial statement presentation of pension and other postretirement plans and does not impact the determination of net periodic benefit cost or the measurement of plan assets or obligations. This standard requires companies to recognize the funded status of their defined benefit pension and other postretirement benefit plans as a net liability or asset on their balance sheets and requires any unrecognized prior service costs and actuarial gains or losses to be recognized as a component of accumulated other comprehensive income or loss. We adopted these requirements as of February 24, 2007. Additionally, SFAS 158 no longer allows companies to measure their plans as of any date other than the end of their fiscal year; however, this provision is not effective for companies until fiscal years ending after December 15, 2008 (our year ending February 28, 2009). We have chosen to early adopt this requirement in fiscal 2007. We used the second approach as described in paragraph 19 of SFAS 158 to transition our measurement date from December 31, 2006 to February 24, 2007. Under this approach, we have recorded an adjustment

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

to opening retained earnings in the amount of $0.6 million to decrease the February 25, 2007 balance of retained earnings. Refer to Note 12 - Retirement Plans and Benefits for further discussion.

      In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities -- including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007 (our year ending February 28, 2009). The adoption of the provisions of SFAS 159 is not expected to have a material effect on the Company's consolidated financial statements.

      In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquiree. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008 (our year ended February 27, 2010). There is no impact on our acquisition of Pathmark from the provisions of SFAS 141R as there is no retroactive application.

      In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements -- an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 (our year ended February 27, 2010). We have evaluated the provisions of SFAS 160 and the guidance will not have an impact on our Company's financial condition or results of operations.

      In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements of FASB Statement No. 133 with the intent to provide users of financial statement with an enhanced understanding of (i.) how and why an entity uses derivative instruments, (ii.) how derivative instruments and the related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (iii.) how derivative instruments and related hedged items affect and entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for years and interim periods beginning after November 15, 2008. The effect of adopting SFAS 161 is not expected to have a significant effect on our reported financial position or earnings.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 2 -- ACQUISITION OF PATHMARK STORES, INC.

      On December 3, 2007, the Company completed our acquisition of 100% of Pathmark for $1.4 billion in cash, stock, assumed or retired debt, warrants and options, in a transaction accounted for under SFAS No. 141 "Business Combinations" ("SFAS 141"). Pathmark is a regional supermarket chain with supermarkets in the New York, New Jersey and Philadelphia metropolitan areas.

      This acquisition creates value based on the strengths of each company, significantly reducing overhead costs, improving buying abilities and the combined company's ability to better serve customers in the New York, New Jersey and Philadelphia metro areas.

CONSENT AGREEMENT

      On November 27, 2007, our Company announced that the Federal Trade Commission ("FTC") accepted a proposed consent agreement relating to our acquisition of Pathmark. The terms of the consent agreement required the divestiture of six stores located in the state of New York which were subsequently sold for a gain of $19.4 million in fiscal 2007.

      Included in the Consolidated Statements of Operations for the fiscal year ended February 23, 2008, February 24, 2007 and February 25, 2006 are the sales and operating results of the five A&P stores that were divested. The sixth divested store was a Pathmark location and accordingly the results of operations of that store were not included in our results of operations. The results of the five A&P store operations are as follows:

                                     Fiscal 2007     Fiscal 2006        Fiscal 2005
                                     -----------     ------------       -----------
Sales                                $   100,514     $    109,706       $   107,554
                                     ===========     ============       ===========

(Loss) income from operations        $      (116)    $        596       $      (230)
                                     ============    ============       ============

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

PURCHASE PRICE

      The Company purchased the Acquired Operations using a combination of cash, stock, assumed or retired debt, warrants and options as follows:

Equity issued to Pathmark common stock holders                    $    217.5
Issuance to Pathmark option holders                                      8.9
Issuance to Pathmark 2005 warrant holders                              177.0
Issuance to Pathmark 2000 warrant holders                                1.1
                                                                  ----------
     Total equity consideration                                   $    404.5
Cash paid to redeem Pathmark debt                                      474.2
Cash paid to Pathmark common stockholders
     at $9 per share                                                   470.8
Cash paid to Pathmark option, restricted stock
     and restricted stock unit holders                                  22.0
Cash paid for transaction fees,
     excluding financing fees                                           41.0
                                                                  ----------
   Total cash consideration                                       $  1,008.0
                                                                  ----------
Total consideration                                               $  1,412.5
                                                                  ==========

Issuance to Pathmark Common Stock Holders

      Under the merger agreement, each share of Pathmark common stock outstanding was converted into 0.12963 shares of A&P common stock (together with cash in lieu of fractional shares) and $9.00 in cash. In determining the purchase price, the common stock outstanding was valued using a Black-Scholes valuation model using the price of A&P common stock of $32.08 per common share, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced. We issued 6,781,067 shares of A&P common stock and paid $470.8 million to Pathmark common stockholders based on the number of shares of Pathmark common stock outstanding, less shares of restricted stock and shares held in treasury on November 30, 2007, of 52,310,959.

Issuance to Pathmark Option Holders

      We issued 1,107,156 roll-over stock options in exchange for Pathmark options granted prior to June 9, 2005 (i.) where consents are not obtained or (ii.) that have exercise prices greater than or equal to $12.90, the quoted market price of Pathmark common stock on November 30, 2007, the last trading day before the closing date of the merger on December 3, 2007. The underlying stock price at the closing date of the merger was calculated using a ratio of the quoted closing market price for the Pathmark common stock on the merger closing date. In determining the purchase price, the options are valued using a Black-Scholes valuation model and a market price of $12.92, the average quoted closing market price of Pathmark common stock for the two trading days prior to the closing date and the closing date.

Issuance to Pathmark Warrant Holders

     We also assumed 5,294,118 of outstanding Pathmark 2000 warrants. Upon exercise at the price of $22.31, each warrant will entitle the holder to receive
0.12963 shares of A&P common stock and $9.00 in cash. In determining the purchase price, the 2000 warrants are valued using a Black-Scholes valuation model using the price of A&P common stock of $32.08 per common share, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced. A&P's stock price would need to exceed $102.70 before the Pathmark 2000 warrants would be considered "in-the-money". As part of the acquisition of Pathmark on December 3, 2007, we issued 4,657,378 and 6,965,858 roll-over stock warrants in

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

exchange for Pathmark's 2005 Series A and Series B warrants, respectively. The number of warrants issued was computed based on the conversion factor of
0.46296. The Series A warrants are exercisable at $18.36 and the Series B warrants are exercisable at $32.40. These warrants were valued using the price of A&P common stock of $30.05 per common share, the quoted market price of A&P common stock on November 30, 2007, the last trading day before the transaction closing date. The Tengelmann stockholders have the right to approve any issuance of common stock under these warrants upon exercise (assuming Tengelmann's outstanding interest is at least 25% and subject to liquidity impairments defined within the Tengelmann Stockholder Agreement). In addition, Tengelmann has the ability to exercise a "Put Right" whereby it has the ability to require A&P to purchase A&P stock held by Tengelmann to settle these warrants. Based on the rights provided to Tengelmann, A&P does not have sole discretion to determine whether the payment upon exercise of these warrants will be settled in cash or through issuance of an equivalent portion of A&P shares. Therefore, these warrants are recorded as liabilities and marked-to-market each reporting period based on A&P's current stock price. During fiscal 2007, we recorded a gain on the market value adjustment to these liabilities of $11.5 million and $14.8 million for Series A and Series B warrants, respectively which is included in "Non Operating Income" on our Consolidated Statements of Operations. The value of the Series A and Series B warrants were $44.5 million and $106.1 million, respectively as of February 23, 2008 and are included in "Current portion of other financial liabilities" and "Other financial liabilities", respectively, on our Consolidated Balance Sheets. The following assumptions and estimates were used in the Black-Scholes model:

                                        Series A         Series B
                                       ----------       ----------
Expected life                          0.29 years       7.29 years
Volatility                                   29.4%            53.3%
Dividend yield range                            0%               0%
Risk-free interest rate range                2.20%            3.26%

Direct Costs of the Acquisition

      Direct costs of the acquisition include investment banking fees, legal and accounting fees and other external costs directly related to the Acquisition.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

PRELIMINARY PURCHASE PRICE ALLOCATION

      The application of purchase accounting under SFAS 141 requires that the purchase price paid is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the transaction date. The allocation of the purchase price and its impact on the Consolidated Statements of Operations may differ depending on the final fair values assigned to amortizing assets and liabilities and their related actual remaining useful lives. Identified intangible assets, which are included in the consolidated balance sheets, consisted of the following:

                                                           At February 23, 2008
                                           Weighted     --------------------------
                                            Average        Gross
                                         Amortization    Carrying     Accumulated
                                        Period (years)     Amount     Amortization
                                        -------------   -----------   ------------
Loyalty card customer relationships                 7   $    19,200   $        633
In-store advertiser relationships                  20        14,720            170
Pharmacy payor relationships                       13        75,000          1,331
Pathmark trade name                        Indefinite       127,300             --
                                                        -----------   ------------
TOTAL                                                   $   236,220   $      2,134
                                                        ===========   ============

      Amortization of intangible assets for the fiscal year February 23, 2008 was approximately $2.1 million.

      The following table summarizes the estimated future amortization expense:

2008                         $9,248
2009                          9,248
2010                          9,248
2011                          9,248
2012                          9,248
Thereafter                   60,546

      We have determined that the Pathmark trade name has an indefinite life, and accordingly, is not subject to amortization. The allocation of the purchase price to assets which will not be amortized may also impact classification on the balance sheet depending on the final fair values assigned.

      Under the purchase method of accounting, the assets and liabilities of Pathmark were recorded at their respective fair values at the date of acquisition. Simultaneously, we recorded a preliminary amount to goodwill of approximately $380 million. We have preliminarily valued property, net, intangible assets, and certain other assets and liabilities. Because this transaction was completed subsequent to our third quarter ended December 1, 2007, the values of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained. Changes to the valuation of property may result in adjustments to the fair value of certain identifiable intangible assets acquired, and when finalized, material adjustments to goodwill may result.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The following table summarizes the preliminary estimated fair values of the Pathmark assets acquired and liabilities assumed at the date of acquisition:

Current assets                                       $   354.8
Goodwill                                                 380.0
Intangible assets                                        236.2
Property, net*                                         1,198.6
Other assets                                             149.5
                                                     ----------
  Total assets acquired                              $ 2,319.1

Current liabilities                                     (325.1)
Long-term debt                                            (1.2)
Long-term obligations under capital leases              (130.5)
Long-term financing liabilities                          (64.1)
Deferred taxes**                                         (58.6)
Other non-current liabilities                           (327.1)
                                                     ----------
  Total liabilities assumed                          $  (906.6)
                                                      ---------
Net assets acquired                                  $ 1,412.5
                                                     ==========

* In fiscal 2007, we acquired net favorable lease rights relating to the acquisition of Pathmark in the amount of $454.6 million which is included in Property, net and other non-current liabilities in our Consolidated Balance Sheet at February 23, 2008. The Company's net favorable lease rights are amortized on a straight-line basis until the end of the lease options but not more than 25 years. The weighted average life remaining of the net favorable lease rights at February 23, 2008 is 21.2 years. Amortization expense related to the net favorable lease rights is $4.8 million for the year ended February 23, 2008. Estimated annual amortization expense for the next five years is as follows: fiscal 2008 - $20.7 million; fiscal 2009 - $20.7 million, fiscal 2010 - $20.7 million, fiscal 2011 - $19.7 million, and fiscal 2012 - $19.7 million.

** The estimated fair values reflect recognition of a significant portion of A&P's net deferred tax assets, including net operating loss carry forwards, which existed at the date of acquisition.

      The preliminary amount of goodwill and intangibles are approximately $380.0 million and $236.2, respectively, resulting from the Pathmark acquisition. The purchased goodwill is not deductible for tax purposes.

FINANCING

      The acquisition of Pathmark was funded by restricted cash on hand, temporary bridge financing arrangements and the issuance of equity securities. At acquisition, we placed $375.5 million into an irrevocable trust for the defeasance of Pathmark's 8.75% senior notes; as such it is not shown as an acquired liability on the opening balance sheet. See Note 8 - Indebtedness and Other Financial Liabilities for further discussion on the funding of the acquisition.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma financial information presents the combined historical results of the operations of our Company and Pathmark as if the Pathmark acquisition had occurred at the beginning of fiscal 2007 and 2006, respectively. Certain adjustments have been made to reflect changes in depreciation, income taxes and interest expense that would have resulted from the change in the accounting base of certain assets and liabilities due to the acquisition, based on our Company's preliminary estimates of fair value and increased debt to fund the acquisition. These adjustments are subject to change upon finalization of the purchase price allocation.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The unaudited pro forma financial information for the 52-week fiscal year ended February 23, 2008 was prepared using the historical consolidated statement of operations of A&P and Pathmark for the 52 weeks ended February 23, 2008 and the 43 weeks ended December 1, 2007, respectively. The unaudited pro forma financial information for the 52-week fiscal year ended February 24, 2007 was prepared using the audited historical consolidated statement of operations of A&P and Pathmark for the 52 weeks ended February 24, 2007 and the 53 weeks ended February 3, 2007, respectively. This pro forma financial information is not intended to represent or be indicative of what would have occurred if the transactions had taken place on the dates presented and should not be taken as representative of the Company's future consolidated results of operations or financial position.

                                                                           Pro Forma
                                            Historical      Pro Forma       Combined
                                           February 23,      Impact       February 23,
                                               2008         Pathmark          2008
                                           ------------     ----------     -----------
Sales                                       $ 6,401,130    $ 2,981,510     $ 9,382,640
Income (loss) from continuing operations         86,980       (146,510)        (59,530)

Net income (loss)                           $  (160,680)   $  (146,510)    $  (307,190)
                                            ===========    ===========     ===========

Net income (loss) per share - basic
        Continuing operations               $      2.00                    $     (1.22)
        Discontinued operations                   (5.69)                         (5.05)
                                            -----------                    -----------
Net income (loss) per share - basic         $     (3.69)                   $     (6.27)
                                            ===========                    ===========


Net income (loss) per share - diluted
        Continuing operations               $      1.37                    $     (1.22)
        Discontinued operations                   (5.59)                         (5.05)
                                            -----------                    -----------
Net income (loss) per share - diluted       $     (4.22)                   $     (6.27)
                                            ===========                    ===========

                                                                          Pro Forma
                                            Historical     Pro Forma       Combined
                                           February 24,      Impact      February 24,
                                               2007         Pathmark         2007
                                           ------------   -----------     -----------
Sales                                       $ 5,369,203   $ 4,058,000     $ 9,427,203
Income (loss) from continuing operations         12,751      (223,545)       (210,794)

Net income (loss)                           $    26,893   $  (223,545)    $  (196,652)
                                            ===========   ===========     ===========

Net income (loss) per share - basic
        Continuing operations               $      0.31                   $     (4.30)
        Discontinued operations                    0.34                          0.28
                                            -----------                   -----------
Net income (loss) per share - basic         $      0.65                   $     (4.02)
                                            ===========                   ===========

Net income (loss) per share - diluted
        Continuing operations               $      0.30                   $     (4.30)
        Discontinued operations                    0.34                          0.28
                                            -----------                   -----------
Net income (loss) per share - diluted       $      0.64                   $     (4.02)
                                            ===========                   ===========

      Included in this pro forma financial information for fiscal 2007 and fiscal 2006 are (i.) non-recurring charges of $70.6 million for acquisition related costs, (ii.) $9.8 million change in estimate of self-insurance settlement costs for prior year claims related to Pathmark and (iii.) $27.3 million for fees and interest paid in connection with the Bridge Loan Facility. Excluded from this pro forma financial information for fiscal 2007 are gains of $37.4 million related to marked to market adjustments for (i.) our Series A and Series B warrants acquired in connection

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      with our purchase of Pathmark, (ii.) our conversion feature of the 5.125% convertible senior notes and the 6.75% convertible senior notes, and (iii.) our financing warrants recorded in connection with the issuance of our convertible senior notes. Excluded from this pro forma financial information for fiscal 2007 and fiscal 2006 is $7.9 million and $40.0 million, respectively, in equity earnings relating to our equity investment in Metro, Inc.

      For purposes of computing pro forma net income (loss) per share we used common shares outstanding at February 23, 2008 of 57,100,955 less shares borrowed in our share lending agreement of 8,134,002 as it reasonably approximates the merger effect on weighted average shares outstanding for fiscal 2007 and fiscal 2006.

NOTE 3 - INVESTMENT IN METRO, INC.

      On March 13, 2007, in connection with our agreement to acquire Pathmark Stores, Inc., our Company sold 6,350,000 shares of our holdings in Metro, Inc. for proceeds of approximately $203.5 million resulting in a net gain of $78.4 million. Of the proceeds received, $190 million was held as restricted cash collateralizing letters of credit under our Letter of Credit Agreement and was designated to be used to fund a portion of our acquisition of Pathmark Stores, Inc.

      On November 26, 2007, also in connection with our agreement to acquire Pathmark Stores, Inc., our Company sold the remaining 11,726,645 shares of our holdings in Metro, Inc. for proceeds of approximately $345.3 million, resulting in a net gain of $103.6 million. The proceeds were held to fund a portion of our acquisition of Pathmark Stores, Inc. As a result of these sales, our Company no longer holds Class A subordinate shares of Metro, Inc. as our investment has been fully liquidated as of the balance sheet date.

      From time to time, we may enter hedging agreements in order to manage risks incurred in the normal course of business including forward exchange contracts to manage our exposure to fluctuations in foreign exchange rates. Prior to the sale of our remaining shares in Metro, Inc., on November 6, 2007, we entered into a currency exchange forward contract to purchase $380 million United States dollars to hedge the value of our shares in Metro, Inc. against adverse movements in exchange rates. Our Company measures ineffectiveness based upon the change in forward exchange rates. In the third quarter of fiscal 2007 and upon completion of the sale of our shares of Metro, Inc., this forward contract was settled.

      Upon settlement, the effective portion of this hedge contract resulted in a gain of approximately $23.9 million during fiscal 2007, which was offset by a $23.9 million foreign exchange loss from the underlying investment. This foreign exchange loss would have occurred if the hedge transaction was not entered into. Both the gain and loss were recorded in "Gain on sale of Metro, Inc." in our Consolidated Statements of Operations for fiscal 2007.

      In addition, we recorded a gain of $2.4 million to settle the forward exchange contract during fiscal 2007, as a result of the favorable movement in the Canadian dollar at the time of sale of our remaining holdings in Metro, Inc. The gain was recorded in "Gain on sale of Metro, Inc." in our Consolidated Statements of Operations for fiscal 2007.

      Beginning March 13, 2007, as a result of the sale of 6,350,000 shares of Metro, Inc., our Company recorded our investment in Metro, Inc. under SFAS 115 as an available for sale security because we no longer exert significant influence over substantive operating decisions made by Metro, Inc. Previous to March 13, 2007, we used the equity method of accounting to account for our investment in Metro, Inc. because we exerted significant influence over substantive operating

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and through an information technology services agreement.

      The following table summarizes the status and results of our Company's investment in Metro, Inc. from the date of ownership through February 23, 2008:

Beginning investment at August 13, 2005       $  494,578
Deferred portion of gain on sale of
     A&P Canada                                 (171,650)
Dividends and distributions received              (4,708)
Equity earnings in Metro, Inc.                     7,801
Foreign currency translation                      12,735
                                              ----------
     Equity investment at February 25, 2006      338,756
Dividends and distributions received              (6,858)
Equity earnings in Metro, Inc.                    40,003
Foreign currency translation                      (3,030)
                                              ----------
     Equity investment at February 24, 2007      368,871
Equity earnings in Metro, Inc.                     7,869
                                              ----------
     Equity investment at March 13, 2007         376,740
Sale of shares of Metro, Inc.                   (468,773)
Unrealized gain on investment                     19,475
Foreign currency translation gain                 72,558
                                              ----------
     Investment at February 23, 2008          $       --
                                              ==========

      Through March 13, 2007, we recorded our pro-rata equity earnings relating to our equity investment in Metro, Inc. on about a three-month lag period as permitted by APB 18, "The Equity Method of Accounting for Investments in Common Stock." Thus, during fiscal 2007, fiscal 2006 and fiscal 2005, we recorded $7.9 million, $40.0 million and $7.8 million, respectively, in equity earnings relating to our equity investment in Metro, Inc. and included these amounts in "Equity in earnings of Metro, Inc." on our Consolidated Statements of Operations. In accordance with SFAS 115, during fiscal 2007, we recorded dividend income of $3.9 million based on Metro, Inc.'s dividend declaration on April 17, 2007, August 8, 2007 and September 25, 2007. This amount is included in "Interest and dividend income" on our Consolidated Statements of Operations. There was no such income recorded during fiscal 2006 and fiscal 2005, as dividends received were recorded as a reduction of the investment balance under the equity method of accounting.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

           Metro, Inc.'s summarized financial information, derived from its year ended September 29, 2007, 12 month period ended December 23, 2006, first quarter ended December 17, 2005, and year ended September 24, 2005 financial statements, is as follows (in millions):

                                              Year        12 Month     First Quarter     Year
                                             Ended      Period Ended       Ended         Ended
                                            Sept. 29      Dec. 23,        Dec. 17,     Sept. 24,
                                              2007         2006            2005          2005
                                           ----------   ------------   -------------   ---------
Balance sheet:
    Current assets                         $  1,048.8     $   955.3      $   912.9     $   833.9
    Noncurrent assets                         3,201.2       2,800.1        2,584.1       2,637.6
                                           ----------     ---------      ---------     ---------
         Total assets                      $  4,250.0     $ 3,755.4      $ 3,497.0     $ 3,471.5
                                           ==========     =========      =========     =========

    Current liabilities                    $  1,063.1     $   971.0      $   906.3     $   905.8
    Noncurrent liabilities*                   1,265.4       1,260.8        1,259.4       1,262.7
                                           ----------     ---------      ---------     ---------
         Total liabilities                 $  2,328.5     $ 2,231.8      $ 2,165.7     $ 2,168.5
                                           ==========     =========      =========     =========
Income statement:

    Net sales                              $ 10,183.7     $ 9,624.9      $ 2,180.2     $ 5,545.8
                                           ==========     =========      =========     =========
    Cost of sales and operating expenses   $  9,580.3     $ 9,019.5      $ 2,071.3     $ 5,236.0
                                           ==========     =========      =========     =========
    Net income                             $    264.6     $   251.8      $    27.7     $   159.4
                                           ==========     =========      =========     =========


* Includes minority interests of $6.0 million for the year ended September 29, 2007, $11.1 million for the 12 month period ended December 23, 2006 and $5.5 million for both the first quarter ended December 17, 2005 and the year ended September 24, 2005.

NOTE 4 - CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED MARKETABLE SECURITIES

      At February 23, 2008, we had $3.7 million in restricted cash which represented monies held in escrow for services which our Company is required to perform in connection with the sale of our real estate properties.

      At February 23, 2008, our restricted marketable securities of $19.4 million at February 23, 2008 were held by Bank of America in the Columbia Fund. On December 6, 2007, Bank of America froze the Columbia Fund as a result of the increased risk in subprime asset backed securities. During the fourth quarter of fiscal 2007, we received distributions from the Columbia Fund in the amount of $12.8 million at an amount less than 100% of the net asset value of the fund resulting in realized losses of $0.2 million. In addition, we recorded a realized loss of $0.3 million based on the ending net asset value of the Columbia Fund as the decline in net asset value is considered other than temporary at February 23, 2008 and will not be recovered in future distributions from the fund.

      At February 24, 2007, we had $51.2 million in restricted cash of which $47.6 million was held in a money market fund, and can only be used as collateral for our Letter of Credit Agreement that we entered into during fiscal 2005. The remaining $3.6 million represented monies held in escrow for services which our Company is required to perform in connection with the sale of our real estate properties. In addition, our restricted marketable securities of $20.3 million at February 24, 2007, held by Bank of America, could only be used as collateral for our Letter of Credit Agreement that we entered into during fiscal 2005 and terminated in the fourth quarter of fiscal 2007. Refer to Note 8 - Indebtedness and Other Financial Liabilities for further discussion of our Letter of Credit Agreement.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The following is a summary of cash, cash equivalents, restricted cash, and restricted marketable securities as of February 23, 2008 and February 24, 2007:

                                                                          At February 23, 2008
                                                       ---------------------------------------------------------
                                                                           Gross         Gross         Estimated
                                                        Amortized      Unrealized      Unrealized         Fair
                                                          Costs           Gains          Losses           Value
                                                       -----------    -----------     -----------    -----------
CLASSIFIED AS:
Cash                                                   $    98,382    $        --     $        --    $    98,382
Cash equivalents:
     Money market funds                                      2,351             --              --          2,351
                                                       -----------    -----------     -----------    -----------
Total cash and cash equivalents                            100,733             --              --        100,733
                                                       -----------    -----------     -----------    -----------

Restricted cash                                              3,713             --              --          3,713
Restricted marketable securities                             6,796             --              --          6,796
Restricted marketable securities
     included in other assets                               12,622             --              --         12,622
                                                       -----------    -----------     -----------    -----------
Total cash, cash equivalents, restricted cash and
     restricted marketable securities                  $   123,864    $        --     $        --    $   123,864
                                                       ===========    ===========     ===========    ===========
SECURITIES AVAILABLE-FOR-SALE:
     Maturing within one year                          $     6,796                                   $     6,796
                                                       ===========                                   ===========
     Maturing greater than one year                    $    12,622                                   $    12,622
                                                       ===========                                   ===========


                                                                                  At February 24, 2007
                                                       ---------------------------------------------------------
                                                                          Gross          Gross        Estimated
                                                        Amortized      Unrealized      Unrealized        Fair
                                                          Costs           Gains          Losses          Value
                                                       -----------    -----------     -----------    -----------
CLASSIFIED AS:
Cash                                                   $    81,137    $        --     $        --    $    81,137
Cash equivalents:
     Money market funds                                      5,057             --              --          5,057
                                                       -----------    -----------     -----------    -----------
Total cash and cash equivalents                             86,194             --              --         86,194
                                                       -----------    -----------     -----------    -----------

Restricted cash                                             51,176             --              --         51,176
Restricted marketable securities:
     Corporate bonds                                        20,357             --             (22)        20,335
                                                       -----------    -----------     ------------   -----------
Total cash, cash equivalents, restricted cash and
     restricted marketable securities                  $   157,727    $        --     $       (22)   $   157,705
                                                       ===========    ===========     ============   ===========
SECURITIES AVAILABLE-FOR-SALE:
     Maturing within one year                          $    20,357                                   $    20,335
                                                       ===========                                   ===========
     Maturing greater than one year                    $        --                                   $        --
                                                       ===========                                   ===========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      At February 23, 2008 there were no investments with unrealized gains or losses. The following table provides the breakdown of the investments with unrealized losses at February 24, 2007.

                                                                 February 24, 2007
                      -------------------------------------------------------------------------------------------------------
                              Less than 12 Months                12 Months or Longer                        Total
                      ---------------------------------   --------------------------------   --------------------------------
                                              Gross                              Gross                              Gross
                            Fair           Unrealized          Fair           Unrealized          Fair           Unrealized
                            Value            Losses            Value            Losses            Value            Losses
                      --------------   ----------------   ---------------  ---------------   ---------------  ---------------

Corporate bonds       $       20,335   $            (22)  $            --  $            --   $        20,335  $           (22)

      Corporate bonds: Our unrealized losses on investments in corporate bonds were caused by interest rate increases by the Federal Reserve. The contractual terms of those investments do not permit the issuer to settle the security at a price less than the amortized cost of the investment. We did not believe it is probable that we would be unable to collect all amounts due according to the contractual terms of these investments. Therefore, it was expected that the debentures would not be settled at a price less than the amortized cost of the investment. Because we had the ability and intent to hold those investments until a recovery of fair value, which may be maturity, we do not consider those investments to be other-than-temporarily impaired at February 24, 2007.

      Gross realized losses on sales of investments were $0.5 million and $0.4 million during fiscal 2007 and fiscal 2006, respectively. There were no gross realized gains or losses on sales of investments during fiscal 2005.

NOTE 5 - VALUATION OF LONG-LIVED ASSETS

LONG-LIVED ASSETS

      In accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is primarily based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment on a discounted basis using a probability weighted approach and a 7 year U.S. Treasury risk free rate.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      During fiscal 2007, fiscal 2006 and fiscal 2005, we recorded property impairment losses as follows:

                                       Fiscal 2007                    Fiscal 2006                     Fiscal 2005
                               ----------------------------   --------------------------    --------------------------------
                                 US(4)     DO(4)     Total       US        DO     Total      US        DO    Canada   Total
                               --------  --------  --------   --------   ------  -------  --------  -------  ------  -------
Impairments due to
  closure or conversion
  in the normal course
  of business                  $ 11,657  $     --  $ 11,657   $  4,294   $   --  $ 4,294  $  9,851  $    --  $  506  $10,357
Impairments due to
  unrecoverable assets               --        --        --        --        --       --    17,728       --      --   17,728
Impairments related to
  our Asset Disposition
  Initiatives (1)                    --        --        --      1,049       --    1,049     8,590       --      --    8,590
Impairments related to our
  Discontinued
  Operations(2) (3)                  --    53,995    53,995         --      542      542        --   12,963      --   12,963
                               --------  --------  --------   --------   ------  -------  --------  -------  ------  -------
TOTAL                          $ 11,657  $ 53,995  $ 65,652   $  5,343   $  542   $5,885  $ 36,169  $12,963  $  506  $49,638
                               ========  ========  ========   ========   ======  =======  ========  =======  ======  =======

(1)   Refer to Note 7 - Asset Disposition Initiatives.

(2)   Refer to Note 6 - Discontinued Operations.

(3)   Refer to Note 16 - Hurricane Katrina and Impact on Business.

(4) The headings in the tables included above have been indexed with the following abbreviations: U.S. Continuing Operations (US) and Discontinued Operations (DO).

Impairments due to closure or conversion in the normal course of business

      We review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2007, fiscal 2006, and fiscal 2005, we recorded impairment losses on property and equipment of $11.7 million, $4.3 million, and $10.4 million, respectively, related to stores that were or will be closed in the normal course of business. All of these amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

Impairments due to unrecoverable assets

      During fiscal 2005, we experienced operating losses for two of the past three years for two of our asset groups located, which we believe was a triggering event under SFAS 144 for potential impairment of the asset group's long-lived assets. Thus, we reviewed the carrying value of these asset groups for potential impairment, and based upon internal analysis, we estimated the asset groups' future cash flows from their long-lived assets, which primarily consisted of equipment and leasehold improvements. As these asset groups' carrying value was not recoverable from their future cash flows, we determined the fair value of the related assets based on the same analysis, primarily using the discounted cash flow approach. As a result of this review, we recorded an impairment charge for these asset groups' long-lived assets of $17.7 million, as a component of operating loss in "Store operating, general and administrative expense" in our Consolidated Statements of Operations for the year ended February 25, 2006.

Impairments related to our Asset Disposition Initiatives

      During fiscal 2007, 2006, and 2005, we recorded impairment losses on property of nil, $1.1 million and $8.6 million, respectively, related to property write-downs as a result of our asset disposition initiatives as discussed in Note 7 - Asset Disposition Initiatives. These amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Impairments related to our discontinued operations

      During fiscal 2007, fiscal 2006 and fiscal 2005, we recorded impairment losses of $54.0 million, $0.5 million and $13.0 million, respectively, related to stores closed in the Greater New Orleans, Midwest and Kohl's markets. These amounts were included in our Consolidated Statements of Operations under the caption "(Loss) gain on disposal of discontinued operations, net of tax" as discussed in Note 6 - Discontinued Operations.

      Included in the total charges above are the following impairment charges:

      During fiscal 2005, we recorded impairment losses on property and equipment in the Greater New Orleans area that were not covered by insurance of $6.1 million as discussed in Note 16 - Hurricane Katrina and Impact on Business. This amount was included in our Consolidated Statements of Operations under the caption "(Loss) gain on disposal of discontinued operations, net of tax" for the year ended February 25, 2006. There were no such amounts recorded during fiscal 2007 or fiscal 2006.

      Our impairment reviews may also be triggered by appraisals of or offers for our long-lived assets we receive in the normal course of business. There were no such amounts recorded during fiscal 2007, fiscal 2006 and fiscal 2005.

      The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

NOTE 6 - - DISCONTINUED OPERATIONS

      We have had multiple transactions throughout the years which met the criteria for discontinued operations. These events are described based on the year the transaction was initiated.

2007 EVENTS

      On May 30, 2007, our Company announced advanced negotiations for the sale of our non-core stores located within the Greater New Orleans area, including inventory related to these stores. Our Company ceased sales operations in all stores not sold as of November 1, 2007. Planned sale transactions for these stores have been completed resulting in a loss on disposal of $16.5 million. (This event was referenced as Greater New Orleans in previous disclosures.)

      On April 24, 2007, based upon unsatisfactory operating trends and the need to devote resources to our expanding Northeast core business, our Company announced negotiations for the sale of our non-core stores within our Midwest operations, including inventory related to these stores. Our Company ceased sales operations in all stores not sold as of July 7, 2007. Planned sale transactions for these stores have been completed resulting in a loss on disposal of $34.3 million. (This event was referenced as Midwest 2007 in previous disclosures.)

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

2005 EVENT

      During the first quarter of fiscal 2005, we announced plans for a major strategic restructuring that would consolidate efforts in the Midwest. Thus, we initiated efforts to close a total of 35 stores in the Midwest. All of which were closed as of February 25, 2006. (This event was referenced as Midwest 2005 in previous disclosures.)

2003 EVENTS

      During fiscal 2003, we adopted a formal plan to exit the Wisconsin markets through the sale and/or disposal of these assets. In February 2003, we announced the sale of a portion of our non-core assets, including seven stores in Madison, Wisconsin and 23 stores in Milwaukee, Wisconsin. Also in fiscal 2003, we announced an initiative to close 6 stores and convert 13 stores to our Food Basics banner in the Detroit, Michigan and Toledo, Ohio markets. (These events were referenced as Kohl's Market and Midwest 2004 in previous disclosures.)

      Summarized below are the operating results for these discontinued businesses, which are included in our Consolidated Statements of Operations, under the caption "(Loss) income from operations of discontinued businesses, net of tax" and "(Loss) gain on disposal of discontinued businesses, net of tax" for fiscal years ended 2007, 2006 and 2005.

                                          Fiscal 2007       Fiscal 2006     Fiscal 2005
                                         --------------    --------------  -------------
(LOSS) INCOME FROM OPERATIONS OF
    DISCONTINUED BUSINESSES
Sales                                    $      562,654    $    1,481,065  $   1,650,329
                                         ==============    ==============  =============
 (Loss) income from operations of
    discontinued businesses, before tax        (196,848)            5,307       (140,432)
Tax benefit                                          --             1,781         25,360
                                         --------------    --------------  -------------
 (Loss) income from operations of
    discontinued operations, net of tax  $     (196,848)   $        7,088  $    (115,072)
                                         ==============    ==============  =============
(LOSS) GAIN ON DISPOSAL OF
    DISCONTINUED OPERATIONS
Property impairments                     $      (53,995)   $         (542) $     (12,963)
Gain on sale of fixed assets                      3,183             5,644            161
                                         --------------    --------------  -------------
 (Loss) gain on disposal of
    discontinued operations, before tax         (50,812)            5,102        (12,802)
Tax benefit                                          --             1,952          2,445
                                         --------------    --------------  -------------
 (Loss) gain on disposal of
    discontinued operations, net of tax  $      (50,812)   $        7,054  $     (10,357)
                                         ==============    ==============  =============

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      Summarized below is a reconciliation of the liabilities related to restructuring obligations resulting from these activities, pursuant to SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 112, "Employers' Accounting for Postemployement Benefits."

                                                                Fiscal 2007
                            ----------------------------------------------------------------------------------
                               Balance at        Interest                                          Balance at
                               2/24/2007      Accretion (1)    Adjustments(2)    Utilization(3)    2/23/2008
                            ---------------   --------------   ---------------   --------------   ------------
2007 Events
Occupancy                   $            --   $        2,865   $        81,234   $     (21,226)   $     62,873
Severance                                --               --            81,642         (23,122)   $     58,520
                            ---------------   --------------   ---------------   --------------   ------------
   2007 events total                     --            2,865           162,876         (44,348)        121,393

2005 Event
Occupancy                            83,111            3,457            (7,117)        (12,569)         66,882

2003 Events
Occupancy                            22,262            1,269             1,141          (3,093)         21,579
                            ---------------   --------------   ---------------   --------------   ------------
   Fiscal 2007 total        $       105,373   $        7,591   $       156,900   $     (60,010)   $    209,854
                            ===============   ==============   ===============   ==============   ============

                                                                Fiscal 2006
                            ----------------------------------------------------------------------------------
                              Balance at        Interest                                           Balance at
                               2/25/2006      Accretion (1)    Adjustments(2)    Utilization(3)    2/24/2007
                            ---------------   ---------------  ---------------   ---------------  ------------
2005 Event
Occupancy                   $        89,640   $        3,567   $         3,969   $      (14,065)  $     83,111
Severance                               227                -               (16)            (211)            --
                            ---------------   --------------   ---------------   --------------   ------------
   2005 event total                  89,867            3,567             3,953          (14,276)        83,111

2003 Events
Occupancy                            28,733            1,126            (3,437)          (4,160)        22,262
Severance                             1,183                4              (146)          (1,041)            --
                            ---------------   --------------   ---------------   --------------   ------------
   2003 events total                 29,916            1,130            (3,583)          (5,201)        22,262

                            ---------------   --------------   ---------------   --------------   ------------
   Fiscal 2006 total        $       119,783   $        4,697   $           370   $      (19,477)  $    105,373
                            ===============   ==============   ===============   ==============   ============

                                                                Fiscal 2005
                            ----------------------------------------------------------------------------------
                               Balance at       Interest                                           Balance at
                               2/26/2005       Accretion (1)   Adjustments(2)    Utilization(3)    2/25/2006
                            ---------------   ---------------  ---------------   ---------------  ------------
2005 Event
Occupancy                   $            --   $        1,582   $        97,596   $       (9,538)  $     89,640
Severance                                --               --             2,666           (2,439)           227
                            ---------------   --------------   ---------------   --------------   ------------
   2005 event total                      --            1,582           100,262          (11,977)        89,867

2003 Events
Occupancy                            33,357            1,272                77           (5,973)        28,733
Severance                             2,691               44               582           (2,134)         1,183
                            ---------------   --------------   ---------------   --------------   ------------
   2003 events total                 36,048            1,316               659           (8,107)        29,916

                            ---------------   --------------   ---------------   --------------   ------------
   Fiscal 2006 total        $        36,048   $        2,898   $       100,921   $      (20,084)  $    119,783
                            ===============   ==============   ===============   ==============   ============


(1) The additions to occupancy and severance represents the interest accretion on future occupancy costs and future obligations for early withdrawal from multi-employer union pension plans which were recorded at

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      present value at the time of the original charge. Interest accretion is recorded as a component of "(Loss) income from operations of discontinued business" on the Consolidated Statements of Operations.

(2) At each balance sheet date, we assess the adequacy of the balance of the remaining liability to determine if any adjustments are required as a result of changes in circumstances and/or estimates. Adjustments are recorded as a component of "(Loss) income from operations of discontinued business" on the Consolidated Statements of Operations.

      Fiscal 2007

      The charge to occupancy for the 2007 events represents charges related to the closures of 39 stores in fiscal 2007 in conjunction with our decision to close and/or sell stores in the Midwest and the Greater New Orleans area. The charge to severance and benefits of $81.6 million for the 2007 events related to (i.) individual severings and retention incentives that were accrued as earned of $24.6 million as a result of the sale or closing of these facilities and (ii.) future obligations for early withdrawal from multi-employer union pension plans of $57.0 million. During fiscal 2007, we also recorded adjustments for the 2005 event for a reduction in occupancy related costs for our properties of $7.1 million due to (i.) changes in our estimation of such future costs of $6.4 million and (ii.) a new sublease agreement for one property of $0.7 million. We recorded adjustments for the 2003 events for additional occupancy related costs for our properties of $1.1 million due to changes in our estimation of such future costs.

      Fiscal 2006

      During fiscal 2006, we recorded adjustments for the 2005 event for additional occupancy related costs for our properties of $4.0 million due to changes in our estimation of such future costs and changes to our estimate to terminate certain leases, partially offset by the favorable result of terminating a lease on one property. We also recorded a decrease of $0.02 million for the reversal of previously accrued severance and benefits due to changes in individual severings and associated benefit costs. We recorded an adjustment of $3.4 million to the 2003 events for (i.) a reduction in occupancy related costs for our properties due to favorable results of terminating leases at certain locations of $0.7 million and changes in our estimation of such future costs of $2.6 million and (ii.) a reversal of previously accrued pension withdrawal payments of $0.1 million that were no longer required to be paid.

      Fiscal 2005

      The charge to occupancy for the 2005 events represents charges related to closures of 35 stores in conjunction with our decision to close stores in the Midwest. The charge to severance for the 2005 events related to individual severings as a result of these store closures. We recorded adjustments of $0.1 million relating to the 2003 events for (i.) an increase of $4.4 million in occupancy accruals due to changes in our original estimate of when we would terminate certain leases, obtain sublease rental income related to such leases and changes in our original estimate of our future occupancy obligations for closed stores, (ii.) a reversal of previously accrued occupancy costs of $3.7 million due to favorable results of terminating a warehouse lease and (iii.) the reclassification of $0.6 million between the liabilities for occupancy and severance to properly state their respective ending balances at February 25, 2006.

(3) Occupancy utilization represents payments made during those periods for rent. Severance utilization represents payments made to terminated employees during the period.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      Summarized below are the payments made to date from the time of the original charge and expected future payments related to these events:

                                                                    2007              2005           2003
                                                                   Events            Event          Events
                                                               ---------------   --------------   ------------
Total severance payments made to date                          $        23,122   $        2,650   $     22,528
Expected future severance payments                                      58,520               --             --
                                                               ---------------   --------------   ------------
   Total severance payments expected to be incurred                     81,642            2,650   $     22,528
                                                               ---------------   --------------   ------------

Total occupancy payments made to date                                   21,226           36,172         26,326
Expected future occupancy payments,
  excluding interest accretion                                          62,873           66,882         21,579
                                                               ---------------   --------------   ------------
   Total occupancy payments expected to be incurred,
     excluding interest accretion                                       84,099          103,054         47,905
                                                               ---------------   --------------   ------------

Total severance and occupancy payments made to date                     44,348           38,822         48,854
Expected future severance and occupancy payments,
  excluding interest accretion                                         121,393           66,882         21,579
                                                               ---------------   --------------   ------------
   Total severance and occupancy payments
     expected to be incurred, excluding interest accretion     $       165,741   $      105,704   $     70,433
                                                               ===============   ==============   ============

      Payments to date were primarily for occupancy related costs such as rent, common area maintenance, real estate taxes, lease termination costs, severance, and benefits. The remaining obligation relates to expected future payments under long term leases and expected future payments for early withdrawal from multi-employer union pension plans. The expected completion dates for the 2007, 2005, and 2003 events are 2026, 2022, and 2022, respectively.

      Summarized below are the amounts included in our balance sheet captions on our Company's Consolidated Balance Sheets related to these events:

                                                                                   February 23, 2008
                                                          --------------------------------------------------------------------
                                                               2007              2005             2003
                                                              Events             Event           Events             Total
                                                          ---------------  ---------------   ---------------   ---------------
Accrued salaries, wages and benefits                      $        1,513   $           --    $          --     $         1,513
Other accruals                                            $       24,733   $        10,985   $       3,241     $        38,959
Other non-current liabilities                             $       95,147   $        55,897   $      18,338     $       169,382

                                                                     February 24, 2007
                                                          ---------------------------------------------
                                                               2005              2003
                                                               Event            Events          Total
                                                          ---------------  ---------------   ----------
Other accruals                                            $       22,449   $         3,556   $   26,005
Other non-current liabilities                             $       60,662   $        18,706   $   79,368

      We evaluated the reserve balances as of February 23, 2008 based on current information and have concluded that they are adequate to cover future costs. We will continue to monitor the status of the vacant and subsidized properties, severance and benefits, and pension withdrawal liabilities, and adjustments to the reserve balances may be recorded in the future, if necessary.

NOTE 7 - ASSET DISPOSITION INITIATIVES

      In addition to the events described in Note 6 - Discontinued Operations, there were restructuring transactions which were not primarily related to our discontinued operations

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

businesses. These events are referred to based on the year the transaction was initiated, as described below.

      Restructuring charges relate principally to employee severance and occupancy costs resulting from the closure of facilities and other workforce reductions attributable to our efforts to reduce costs. The costs of these reductions have been and will be funded through cash from operations. Occupancy costs represent facility consolidation and lease termination costs associated with our decision to consolidate and close duplicative or excess warehouse and office facilities, unproductive and excess facilities and the continued softening of real estate markets, which resulted in lower than expected sublease income.

2005 EVENT

      During fiscal 2005, our Company sold our U.S. distribution operations and some warehouse facilities and related assets to C&S Wholesale Grocers, Inc. The Asset Purchase Agreement included the assignment of our leases in Central Islip, New York and Baltimore, Maryland, and a warranty deed for our owned facilities in Dunmore, Pennsylvania. (This event was referenced in previous disclosures as Distribution 2005.)

2001 EVENT

      During the third quarter of fiscal 2001, our Company determined that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) should be closed and/or sold, and certain administrative streamlining should take place. (This event was referenced in previous disclosures as 2001 Asset Disposition.)

1998 EVENT

      In May 1998, we initiated an assessment of our business operations in order to identify the factors that were impacting our performance. As a result of this assessment, in fiscal 1998 and 1999, we announced a plan to close two warehouse facilities and a coffee plant in the U.S., a bakery plant in Canada and 166 stores (156 in the United States and 10 in Canada) including the exit of the Richmond, Virginia and Atlanta, Georgia markets. (This event was referenced in previous disclosures as Project Great Renewal.)

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      Summarized below is a reconciliation of the liabilities related to restructuring obligations resulting from these activities, pursuant to SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 112, "Employers' Accounting for Postemployement Benefits."

                                                                Fiscal 2007
                            ----------------------------------------------------------------------------------
                              Balance at         Interest                                          Balance at
                               2/24/2007       Accretion (1)    Adjustments(2)   Utilization(3)    2/23/2008
                            ---------------   --------------   ---------------   --------------   ------------
2005 Event
Continuing Operations
Occupancy                   $         1,453   $           51   $           200   $         (473)  $      1,231
Severance                               876               --             2,366           (1,556)         1,686

Discontinued Operations
Occupancy                             3,997               92            (3,197)            (892)            --
                            ---------------   --------------   ---------------   --------------   ------------
   2005 event total                   6,326              143              (631)          (2,921)         2,917

2001 Event
Continuing Operations
Occupancy                             7,338              401                10             (994)         6,755

Discontinued Operations
Occupancy                            13,248              747                --           (1,714)        12,281
                            ---------------   --------------   ---------------   --------------   ------------
   2001 event total                  20,586            1,148                10           (2,708)        19,036

1998 Event
Continuing Operations
Occupancy                             9,438              429              (351)          (2,558)         6,958
Severance                             1,210               --                --             (210)         1,000

Discontinued Operations
Occupancy                             1,598               79                --             (584)         1,093
                            ---------------   --------------   ---------------   --------------   ------------
   1998 event total                  12,246              508              (351)          (3,352)         9,051

                            ---------------   --------------   ---------------   --------------   ------------
   Fiscal 2007 total        $        39,158   $        1,799   $          (972)   $      (8,981)  $     31,004
                            ===============   ==============   ===============   ==============   ============

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                                Fiscal 2006
                            ----------------------------------------------------------------------------------
                               Balance at       Interest                                           Balance at
                                2/25/2006      Accretion (1)    Adjustments(2)   Utilization(3)     2/24/2007
                            ---------------   ---------------  ---------------   --------------   ------------
2005 Event
Continuing Operations
Occupancy                   $        10,242   $           25   $         2,198   $      (11,012)  $      1,453
Severance                             3,623               --                33           (2,780)           876

Discontinued Operations
Occupancy                             4,841              219                --           (1,063)         3,997
                            ---------------   --------------   ---------------   --------------   ------------
   2005 event total                  18,706              244             2,231          (14,855)         6,326

2001 Event
Continuing Operations
Occupancy                            14,381              634             2,664          (10,341)         7,338
Severance                                17               --                --              (17)            --

Discontinued Operations
Occupancy                            12,337              810             1,635           (1,534)        13,248
                            ---------------   --------------   ---------------   --------------   ------------
   2001 event total                  26,735            1,444             4,299          (11,892)        20,586

1998 Event
Continuing Operations
Occupancy                            17,698              781            (5,429)          (3,612)         9,438
Severance                             1,437               --               (95)            (132)         1,210

Discontinued Operations
Occupancy                             2,301              113                --             (816)         1,598
                            ---------------   --------------   ---------------   --------------   ------------

   1998 event total                  21,436              894            (5,524)          (4,560)        12,246
                            ---------------   --------------   ---------------   --------------   ------------

   Fiscal 2006 total        $        66,877   $        2,582   $         1,006   $      (31,307)  $     39,158
                            ===============   ==============   ===============   ==============   ============

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                                Fiscal 2005
                            ----------------------------------------------------------------------------------
                               Balance at       Interest                                           Balance at
                                2/26/2005      Accretion (1)    Adjustments(2)   Utilization(3)     2/25/2006
                            ---------------   --------------   ---------------   --------------   ------------
2005 Event
Continuing Operations
Occupancy                   $            --   $           --   $        10,579   $         (337)  $     10,242
Severance                                --               --            46,872          (43,249)         3,623

Discontinued Operations
Occupancy                                --               --             4,841               --          4,841
Severance                                --               --               348             (348)            --
                            ---------------   --------------   ---------------   --------------   ------------
   2005 event total                      --               --            62,640          (43,934)        18,706

2001 Event
Continuing Operations
Occupancy                            17,918            1,167              (775)          (3,929)        14,381
Severance                               114               --                --              (97)            17

Discontinued Operations
Occupancy                            13,981            1,003            (1,314)          (1,333)        12,337
                            ---------------   --------------   ---------------   --------------   ------------
   2001 event total                  32,013            2,170            (2,089)          (5,359)        26,735

1998 Event
Continuing Operations
Occupancy                            25,461            1,377            (3,738)          (5,402)        17,698
Severance                             1,660               --                --             (223)         1,437

Discontinued Operations
Occupancy                             2,753              171                --             (623)         2,301
                            ---------------   --------------   ---------------   --------------   ------------
   1998 event total                  29,874            1,548            (3,738)          (6,248)        21,436

                            ---------------   --------------   ---------------   --------------   ------------
   Fiscal 2005 total        $        61,887   $        3,718   $        56,813   $      (55,541)  $     66,877
                            ===============   ==============   ===============   ==============   ============


(1) Represents the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. These adjustments are recorded to "Store operating, general and administrative expense" for continuing operations and "(Loss) income from operations of discontinued operations" for discontinued operations on our Consolidated Statements of Operations.

(2) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. These adjustments are recorded to "Store operating, general and administrative expense" for continuing operations and "(Loss) income from operations of discontinued operations" as noted for discontinued operations on our Consolidated Statements of Operations.

      Fiscal 2007

      During fiscal 2007, adjustments to occupancy costs related to changes in our estimation of such future costs. We recorded additions to severance of $2.4 million for the 2005 event for health and welfare benefits for warehouse retirees of $1.7 million and pension withdrawal costs of $0.7 million.

      Fiscal 2006

      During fiscal 2006, we recorded adjustments for additional occupancy related costs related to the 2005 and 2001 events due to changes in our estimation of such future costs. We recorded reductions in occupancy related costs related to the 1998 event due to lease terminations for two properties, assignment of one property and changes in our estimation of such future costs. Adjustments to severance relate to the reversal

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      of previously accrued severance and benefits due to changes in individual severings and associated benefit costs as well as retention and productivity incentives that were accrued as earned.

      Fiscal 2005

      The charge to occupancy for the 2005 event related to future occupancy costs such as rent, common area maintenance and real estate taxes, and future obligations for the warehouses sold to C&S Wholesale Grocers, Inc. The charge to severance for the 2005 event of $47.2 million related to (i.) individual severings as well as retention and productivity incentives that were accrued as earned of $14.4 million and (ii.) costs for future obligations for early withdrawal from multi-employer union pension plans of $32.8 million. We recorded adjustments of $2.1 million for the 2001 event related to the reversals of previously accrued occupancy costs due to the favorable result of subleasing one of the closed properties and changes in our original estimate of our future occupancy obligations for closed stores. We recorded an additional reduction of $3.6 million in occupancy accruals for the 1998 event due to subleasing additional closed stores and converting a previously closed store to a store that was opened in fiscal 2006. In addition, we sold our Canadian business and as a result, the Canadian occupancy accruals of $0.1 million are no longer consolidated in our Consolidated Balance Sheet at February 25, 2006.

(3) Occupancy utilization represents payments made during those periods for rent. Severance and benefits utilization represents payments made to terminated employees during the period.

      Summarized below are the payments made to date from the time of the original charge and expected future payments related to these events:

                                                  2005             2001               1998
                                                  Event           Event              Event           Total
                                              --------------   ---------------   --------------   ------------
Total severance payments made to date         $       47,933   $        28,205   $       30,464   $    106,602
Expected future severance payments                     1,686                --            1,000          2,686
                                              --------------   ---------------   --------------   ------------
   Total severance payments expected
      to be incurred                                  49,619            28,205           31,464        109,288
                                              --------------   ---------------   --------------   ------------

Total occupancy payments made to date                 13,777            59,020          111,945        184,742
Expected future occupancy payments,
   excluding interest accretion                        1,231            19,036            8,051         28,318
                                              --------------   ---------------   --------------   ------------
   Total occupancy payments expected
      to be incurred, excluding interest
       accretion                                      15,008            78,056          119,996        213,060
                                              --------------   ---------------   --------------   ------------

Total severance and occupancy
   payments made to date                              61,710            87,225          142,409        291,344
Expected future severance and
   occupancy payments, excluding
   interest accretion                                  2,917            19,036            9,051         31,004
                                              --------------   ---------------   --------------   ------------
   Total severance and occupancy
      payments expected to be incurred,
       excluding interest accretion           $       64,627   $       106,261   $      151,460   $    322,348
                                              ==============   ===============   ==============   ============

      Payments to date were primarily for occupancy related costs such as rent, common area maintenance, real estate taxes, lease termination costs, severance, and benefits. The remaining obligation relates to expected future payments under long-term leases and expected future payments for early withdrawal from multi-employer union pension plans. The expected completion dates for the 2005, 2001 and 1998 events are 2021, 2022 and 2020, respectively.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      Summarized below are the amounts included in our balance sheet captions on our Company's Consolidated Balance Sheets related to these events:

                                                                    February 23, 2008
                                              ----------------------------------------------------------------
                                                   2005             2001              1998
                                                  Event             Event             Event         Total
                                              --------------   ---------------   --------------   ------------
Other accruals                                $          434   $         2,754   $        2,827   $      6,015
Other non-current liabilities                 $        2,483   $        16,282   $        6,224   $     24,989

                                                                                February 24, 2007
                                              ----------------------------------------------------------------
                                                    2005             2001              1998
                                                    Event            Event             Event         Total
                                              --------------   ---------------  ---------------   ------------
Other accruals                                $        1,712   $         2,977   $        3,015   $      7,704
Other non-current liabilities                 $        4,614   $        17,609   $        9,231   $     31,454

      We evaluated the reserve balances as of February 23, 2008 based on current information and have concluded that they are adequate to cover future costs. We will continue to monitor the status of the vacant and subsidized properties, severance and benefits, and pension withdrawal liabilities, and adjustments to the reserve balances may be recorded in the future, if necessary.

NOTE 8 - INDEBTEDNESS AND OTHER FINANCIAL LIABILITIES

      Debt consists of the following:

                                                                February 23,     February 24,
                                                                    2008            2007
                                                               -------------     -----------
Line of Credit                                                 $    11,600       $        --
Borrowings under Credit Agreement                                  169,900            70,000
7.75% Notes, due April 15, 2007                                         --            31,905
9.125% Senior Notes, due December 15, 2011                          12,840            12,840
5.125% Convertible Senior Notes, due June 15, 2011                 140,101                --
6.750% Convertible Senior Notes, due December 15, 2012             233,792                --
Other                                                                2,528             1,538
9.375% Notes, due August 1, 2039                                   200,000           200,000
                                                               -----------       -----------
                                                                   770,761           316,283
Less current portion of long-term debt                             (11,875)          (32,069)
                                                               -----------       -----------
Long-term debt                                                 $   758,886       $   284,214
                                                               ===========       ===========

LINE OF CREDIT

      On January 16, 2008, we entered into a secured line of credit agreement with Blue Ridge Investments, L.L.C. This agreement enables us to borrow funds on a revolving basis of up to $32.7 million. Each borrowing bears interest at a rate per annum equal to the BBA Libor Daily Floating Rate plus 0.10%. At February 23, 2008 we had borrowings outstanding under this line of credit agreement of $11.6 million. This agreement expires December 31, 2008. These loans are collateralized by a first priority perfected security interest in our ownership interest in the Columbia Fund. See Note 4 - Cash, Cash Equivalents, Restricted Cash and Restricted Marketable Securities, for further discussion on the Columbia Fund.

CREDIT AGREEMENT

      On December 3, 2007, the 2005 Revolving Credit Agreement and Letter of Credit Agreement were refinanced pursuant to a new $675 million Credit Agreement ("Credit Agreement"), with Banc of America Securities LLC, Bank of America, N.A. Subject to borrowing base requirements, the Credit Agreement provides for a five-year term loan of $82.9 million and a

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

five-year revolving credit facility of $592.1 million enabling us to borrow funds and issue letters of credit on a revolving basis. The Credit Agreement includes a $100 million accordion feature which gives us the ability to increase commitments from $675 million to $775 million. The Credit Agreement is collateralized by all assets of the company, including, but not limited to, inventory, certain accounts receivable, pharmacy scripts, owned real estate and certain Pathmark leaseholds. Borrowings under the Credit Agreement bear interest based on LIBOR or Prime interest rate pricing. Subject to certain conditions, we are permitted to pay cumulative cash dividends on common shares as well as make bond repurchases. At February 23, 2008, there were $169.9 million of loans and $234.5 million in letters of credit outstanding under this agreement. As of February 23, 2008, after reducing availability for borrowing base requirements, we had $259.1 million available under the Credit Agreement.

      On December 27, 2007, in order to facilitate the syndication of the Credit Agreement under current market conditions, we entered into an Amended and Restated Credit Agreement, whereby a portion of the revolving commitment was converted into a $50 million term loan tranche which was collateralized by certain real estate assets at an increased margin rate. This agreement expires in December 2012. Fees paid and capitalized in connection with the Credit Agreement were $22.5 million and are included in "Other Assets" on our Consolidated Balance Sheet at February 23, 2008.

BRIDGE LOAN FACILITY

      On December 3, 2007, we entered into a one year, $370 million Senior Secured Bridge Credit Agreement (the "Bridge Loan Facility") with Banc of America Securities LLC, Bank of America, N.A. and Bank of America Bridge LLC, Lehman Brothers Commercial Bank, Lehman Brothers Inc. and Lehman Commercial Paper Inc. which, at maturity, and subject to the satisfaction of certain conditions, the loans then outstanding would either remain outstanding or be exchanged for exchange notes, in each case having a maturity of December 3, 2015 prior to the completion of the fiscal year, the Bridge Loan Facility was refinanced. During fiscal 2007, fees and interest paid in connection with the Bridge Loan Facility was $27.3 million and are included in "Interest Expense" on our Consolidated Statement of Operations.

      We used our restricted cash on hand and borrowings under the Credit Agreement and the Bridge Loan Facility to fund the acquisition of Pathmark, terminate our existing Revolver which had outstanding borrowings of $11.3 million, terminate Pathmark's obligation under their revolver and term loan of $114.0 million and to place $375.5 million into an irrevocable trust for the defeasance of Pathmark's Senior Subordinated Notes with a face value of $350 million due 2012.

LETTER OF CREDIT AGREEMENT

      During fiscal 2005, we entered into a cash collateralized, Letter of Credit Agreement that enabled us to issue letters of credit up to $200 million. This agreement was terminated as of December 3, 2007 and letters of credit are issued under the Credit Facility with Bank of America N.A described in the Credit Agreement above. In March 2007, our Letter of Credit Agreement and Revolver were amended to allow for the sale of Metro, Inc. shares provided that the net proceeds from such sales are deposited in a restricted cash account. Refer to Note 3 - Investment in Metro, Inc. for further discussion regarding the sale of these Metro, Inc. shares.

      At February 23, 2008 and February 24, 2007, there were nil and $138.3 million, respectively, in letters of credit outstanding under this agreement.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

REVOLVING CREDIT AGREEMENT

      Our Company had a $250 million Revolving Credit Agreement ("Revolver") with four lenders enabling us to borrow funds on a revolving basis for working capital loans and letters of credit. This Revolver was terminated as of December 3, 2007 and replaced by the Credit Facility with Bank of America N.A. described in the Credit Agreement above. The Revolver was collateralized by inventory, certain accounts receivable and pharmacy scripts. Borrowings under the Revolver bear interest based on LIBOR or Prime interest rate pricing. At February 23, 2008 and February 24, 2007, there were no letters of credit outstanding under this agreement and there were nil and $70.0 million, respectively, in outstanding borrowings under the Revolver.

PUBLIC DEBT OBLIGATIONS

      Outstanding notes totaling $586.7 million at February 23, 2008 consisted of $12.8 million of 9.125% Senior Notes due December 15, 2011, $140.1 million of 5.125% Convertible Senior Notes due June 15, 2011, $233.8 million of 6.75% Convertible Senior Notes due December 15, 2012 and $200.0 million of 9.375% Notes due August 1, 2039. Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125%, 5.125% and 6.75% Notes. The 9.375% Notes are now callable at par ($25 per bond) and the 9.125% Notes are now callable at a premium to par (103.042%). The 9.375% Notes are unsecured obligations and were issued under the terms of our senior debt securities indenture, which contains among other provisions, covenants restricting the incurrence of secured debt. The 9.375% Notes are effectively subordinate to the Credit Agreement and do not contain cross default provisions. All covenants and restrictions for the 9.125% Senior Notes have been eliminated in connection with the cash tender offer in fiscal 2005. Our notes are not guaranteed by any of our subsidiaries.

      During the first quarter of fiscal 2007, the outstanding principal amount of our 7.75% Notes of $31.9 million due April 15, 2007 matured and was paid in full.

      To pay down our Bridge Loan Facility as discussed above, on December 18, 2007, we completed a public offering and issued $165 million 5.125% convertible senior notes due 2011 and $255 million 6.75% convertible senior notes due 2012. The 2011 notes are not redeemable at our option at any time. The 2012 notes are redeemable at our option on or after December 15, 2010, at a redemption price of 102.70% and on or after December 15, 2011, at a redemption price of 101.35%. The initial conversion price of the 2011 notes is $36.40 representing a 30.0% premium to the offering price of $28.00 and the initial conversion price of the 2012 notes is $37.80 representing a 35.0% premium to the offering price of $28.00 at maturity, and at our option, the notes are convertible into shares of our stock, cash, or a combination of stock and cash. Concurrent with this offering, we entered into call options and financing warrant transactions with financial institutions that are affiliates of the underwriters of the notes to effectively increase the conversion price of these notes and to reduce the potential dilution upon future conversion. Conversion prices were effectively increased to $46.20 or 65% and $49.00 or 75% for the 2011 and 2012 notes, respectively.

      As of the date of the transaction, our Company did not have sufficient authorized shares to provide for all potential issuances of common stock. Therefore, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", our Company accounted for the conversion features as freestanding instruments. The notes were recorded at a discounted amount equal to the value of the conversion features at the transaction date and will be accreted to the par value of the notes over the life of the notes. The value of the conversion features were determined

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

utilizing the Black-Scholes option pricing model, recorded as a long term liability and marked to market on February 23, 2008. In fiscal 2007, the gain that was recorded in "Non Operating Income" on our Consolidated Statements of Operations for the conversion features of the 5.125% and 6.75% convertible senior notes was $3.2 million and $2.3 million, respectively. The fair value of the conversion features as of February 23, 2008 were $23.2 million and $19.8 million for the 5.125% and 6.75% convertible notes, respectively. The following assumptions and estimates were used in the Black-Scholes model:

                                                                Fiscal 2007
                                                         -----------------------
Expected life                                            3.3 years - 4.8 years
Volatility                                                    33.0% - 35.4%
Dividend yield range                                               0%
Risk-free interest rate range                                 2.24% - 2.81%

DEBT MATURITIES

      Maturities on indebtedness for the next five fiscal years and thereafter are: 2008 - $11.9 million; 2009 - $0.3 million; 2010 - $0.2 million; 2011 -
$178.1 million; 2012 - $425.1 million; 2013 and thereafter - $201.4 million. Interest payments on indebtedness were approximately $51.4 million for fiscal 2007, $27.7 million for fiscal 2006 and $48.4 million for fiscal 2005.

OTHER FINANCIAL LIABILITIES

      As part of the acquisition of Pathmark on December 3, 2007, we issued 4,657,378 and 6,965,858 roll-over stock warrants in exchange for Pathmark's 2005 Series A and Series B warrants, respectively. The number of warrants issued was computed based on the conversion factor of 0.46296. The Series A warrants are exercisable at $18.36 and the Series B warrants are exercisable at $32.40. These warrants were valued using the price of A&P common stock of $30.05 per common share, the quoted market price of A&P common stock on November 30, 2007, the last trading day before the transaction closing date. The Tengelmann stockholders have the right to approve any issuance of common stock under these warrants upon exercise (assuming Tengelmann's outstanding interest is at least 25% and subject to liquidity impairments defined within the Tengelmann Stockholder Agreement). In addition, Tengelmann has the ability to exercise a "Put Right" whereby it has the ability to require A&P to purchase A&P stock held by Tengelmann to settle these warrants. Based on the rights provided to Tengelmann, A&P does not have sole discretion to determine whether the payment upon exercise of these warrants will be settled in cash or through issuance of an equivalent portion of A&P shares. Therefore, these warrants are recorded as liabilities and marked-to-market each reporting period based on A&P's current stock price. During fiscal 2007, we recorded a gain on the market value adjustment to these liabilities of $11.5 million and $14.8 million for Series A and Series B warrants, respectively, which is included in "Non Operating Income" on our Consolidated Statements of Operations. The value of the Series A and Series B warrants were $44.5 million and $106.1 million, respectively, as of February 23, 2008 and are included in "Current portion of other financial liabilities" and "Other financial liabilities", respectively, on our Consolidated Balance Sheets. The following assumptions and estimates were used in the Black-Scholes model:

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                   Series A          Series B
                                                  ----------        ----------
Expected life                                     0.29 years        7.29 years
Volatility                                           29.4%           53.3%
Dividend yield range                                  0%              0%
Risk-free interest rate range                        2.20%           3.26%

      Concurrent with the issuance of the convertible senior notes, our Company issued financing warrants in conjunction with the call options discussed in Note 14 - Capital Stock to increase the conversion price of these notes and reduce the potential dilution upon future conversion. The financing warrants allow holders to purchase common shares at $46.20 with respect to the 5.125% notes and $49.00 with respect to the 6.75% notes. The financing warrants were valued at $36.8 million at the issuance date. At the issuance date our Company did not have sufficient authorized shares to provide all potential issuances of common stock. Therefore, the financing warrants are accounted for as freestanding derivatives, required to be settled in cash until sufficient shares are available and are recorded as a long-term liability in the Consolidated Balance Sheet. The financing warrants are marked to market each reporting period utilizing the Black-Scholes option pricing model and are valued at $31.2 million as of February 23, 2008. In fiscal 2007, we recorded a gain of $5.6 million included in "Non operating income" on our Consolidated Statements of Operations. The following assumptions and estimates were used in the Black-Scholes model:

                                                                 Fiscal 2007
                                                           ---------------------
Expected life                                              3.6 years - 5.1 years
Volatility                                                     27.2% - 29.6%
Dividend yield range                                                 0%
Risk-free interest rate range                                  2.24% - 2.81%

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

      The estimated fair values of our financial instruments are as follows:

                                                        February 23, 2008       February 24, 2007
                                                        --------------------   --------------------
                                                        Carrying      Fair     Carrying     Fair
                                                         Amount      Value      Amount     Value
                                                         --------   --------   --------   --------
Line of Credit                                           $ 11,600   $ 11,600   $     --   $     --
Borrowings under Credit Agreement                         169,900    169,900     70,000     70,000
7.75% Notes, due April 15, 2007                                --         --     31,982     31,506
9.125% Senior Notes, due December 15, 2011                 12,840     13,209     12,840     13,033
5.125% Convertible Senior Notes, due June 15, 2011        140,101    145,350         --         --
Conversion feature of 5.125% Convertible Senior Notes      23,156     23,156         --         --
6.75% Convertible Senior Notes, due December 15, 2012     233,792    238,707         --         --
Conversion feature of 6.750% Convertible Senior Notes      19,799     19,799         --         --
Financing Warrants                                         31,194     31,194         --         --
Other                                                       2,528      2,528      1,460      1,460
9.375% Notes, due August 1, 2039                          200,000    205,200    200,000    204,800
Warrant Series A                                           44,539     44,539         --         --
Warrant Series B                                          106,102    106,102         --         --

      The fair value for the public debt securities is based on quoted market prices for such notes. As of February 23, 2008 and February 24, 2007, the carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments. Marketable securities and warrants are recorded at fair value at February 23, 2008 and February 24, 2007. Refer to Note 1 - Summary of Significant Accounting Policies for discussion of SFAS 157 and SFAS 159 and the expected impact of its adoption.

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

      The Consolidated Balance Sheets include the following capital leases:

                                          February 23,    February 24,
                                             2008            2007
                                          -----------    -------------
Property under capital leases             $ 166,058        $ 41,135
Accumulated amortization                    (16,695)        (20,459)
                                          ---------        --------
    Net property under capital leases     $ 149,363        $ 20,676
                                          =========        ========

      During fiscal 2007 and fiscal 2006, we did not enter into any new capital leases. During fiscal 2005, we entered into a capital lease totaling $10 million. This capital lease amount is a non-cash transaction and, accordingly, has been excluded from the Consolidated Statements of Cash Flows. During fiscal 2007, in connection with the acquisition of Pathmark, we acquired 38 capital leases relating to buildings totaling $126.7 million and several capital leases relating to equipment totaling $15.1 million. Interest paid as part of our capital lease obligations was approximately $7.2 million in fiscal 2007, $3.5 million in fiscal 2006 and $6.3 million in fiscal 2005.

      Rent expense for operating leases during the last three fiscal years consisted of the following:

 Minimum Rentals                        Fiscal 2007    Fiscal 2006   Fiscal 2005
 ---------------                       ------------   ------------   -----------
 U.S. continuing operations            $    145,682   $    125,704   $   135,171
 Discontinued Operations                     20,452         44,629        51,608
 Canada                                          --             --        21,335
                                       ------------   ------------   -----------
                                            166,134        170,333       208,114
                                       ------------   ------------   -----------

 Contingent Rentals
 U.S. continuing operations                   2,136          2,394         2,387
 Discontinued Operations                         64             92            70
 Canada                                          --             --         1,275
                                       ------------   ------------   -----------
                                              2,200          2,486         3,732
                                       ------------   ------------   -----------

        Total rent expense             $    168,334   $    172,819   $   211,846
                                       ============   ============   ===========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 23, 2008 are shown in the table below.

                                                     Operating Leases
                           --------------------------------------------------------------------------
                                                                               Future      Net Future
                                        Future Minimum Rental Payments         Minimum      Minimum
                                       ------------------------------------   -----------------------
                            Capital        Open       Closed                   Sublease      Rental
Fiscal                      Leases        Stores       Sites        Total       Rentals     Payments
------                     ---------   -----------   ---------   ----------   ----------   ----------
2008                       $  27,778   $   194,889   $  68,619   $  263,508   $   32,372   $  231,136
2009                          27,447       190,207      65,748      255,955       30,259      225,696
2010                          27,104       182,181      58,544      240,725       26,157      214,568
2011                          26,858       170,189      52,644      222,833       22,648      200,185
2012                          26,066       159,514      49,570      209,084       19,774      189,310
2013 and thereafter          180,646       968,233     310,346    1,278,579       78,807    1,199,772
                           ---------   -----------   ---------   ----------   ----------   ----------
Net minimum rentals          315,899   $ 1,865,213   $ 605,471   $2,470,684   $  210,017   $2,260,667
                                       ===========   =========   ==========   ==========   ==========
Less interest portion       (147,125)
                           ---------
Present value of future
minimum rentals            $ 168,774
                           =========

      Included in the future minimum rental payments of closed sites of $605.5 million are amounts that are classified as current and non-current liabilities on our Consolidated Balance Sheets. These amounts are estimated net cash flows based on our experience and knowledge of the market in which the closed store is located. Refer to our discussion of Closed Store Reserves in Note 1 - Summary of Significant Accounting Policies.

      During fiscal 2007, we acquired four sale lease back locations in connection with the acquisition of Pathmark. Due to Pathmark's continuing involvement with these four properties, as all four leases contain renewal options that extend beyond the economic useful life of the properties, these sales did not qualify for sale-leaseback accounting in accordance with SFAS 98, but rather as long-term real estate liabilities under the provisions of SFAS 66. The fair market value of these properties as of the acquisition date was $64.1 million with associated long-term real estate liabilities of $64.1 million. These liabilities with maturities between 14 and 17 years are recorded within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 23, 2008.

      During fiscal 2006 and fiscal 2005, we sold one and five properties, respectively, and simultaneously leased them back from the purchaser.

      Due to our Company's continuing involvement with one of the properties sold in fiscal 2005, as (i.) we receive sublease income that is more than 10% of the fair market value of this property, (ii.) lease contains renewal options that extend beyond the economic useful life of the property, and (iii.) we are obligated to repurchase the property if certain circumstances occur, the sale did not qualify for sale-leaseback accounting in accordance with SFAS 98, but rather as a long-term real estate liability under the provisions of SFAS 66. In accordance with SFAS 66, the carrying value of this property of approximately $9.0 million remained on our Consolidated Balance Sheets at February 25, 2006, and no sale was recognized. Instead the sales price of this property of $20.8 million was recorded as a long-term real estate liability with a maturity of 20 years within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 25, 2006. In addition, the lease payments are being charged to "Interest expense" in our Consolidated Statements of Operations. This property was sold for a profit resulting in a gain, after deducting expenses, which

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

has been deferred and will not be recognized until the end of the lease when our continuing involvement ceases.

      "Long-term real estate liabilities" on our Consolidated Balance Sheets also include various leases in which we received landlord allowances to offset the costs of structural improvements we made to the leased space. As we had directly paid for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements under SFAS 98, to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and are being amortized over the lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 12 and 25 years and effective annual percentage rates between 4.74% and 78.21%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

      The future minimum annual lease payments relating to these leases as well as those leases for properties that we previously sold but did not qualify for sale-leaseback treatment have been included in the table below.

                                           Long-term Real Estate Liabilities
                                         ---------------------------------------
                                                                          Net
                                           Future           Future      Future
                                           Minimum          Minimum     Minimum
                                           Rental          Sublease     Rental
                                          Payments          Rentals    Payments
                                         --------------   ---------   ----------
Fiscal
2008                                     $       36,394   $   4,823   $  31,571
2009                                             36,556       4,480      32,076
2010                                             36,706       3,604      33,102
2011                                             36,872       2,699      34,173
2012                                             37,061       2,085      34,976
2013 and thereafter                             416,838       5,579     411,259
                                         --------------   ---------   ---------
                                                600,427      23,270     577,157
Less interest portion                          (254,317)         --    (254,317)
                                         --------------   ---------   ---------
Present value of future minimum
    rental payments                      $      346,110   $  23,270   $ 322,840
                                         ==============   =========   =========

      The remaining one and four properties sold and simultaneously leased back from the purchaser during fiscal 2006 and fiscal 2005, respectively, had a carrying value of approximately $2.5 million and $16.1 million, respectively. Net proceeds received related to these transactions amounted to approximately $9.2 million and $32.6 million, respectively. These properties were sold for a profit resulting in (i.) a gain that was immediately recognized of $1.3 million and $5.1 million, respectively, as we are leasing back more than a minor part but less than substantially all of the property sold in accordance with SFAS 28, "Accounting for Sales with Leasebacks," and (ii.) a deferred gain after deducting expenses of $5.4 million and $11.1 million, respectively, which will be recognized as an offset to rent expense over the remaining life of the leases.

      During fiscal 2007, fiscal 2006, and fiscal 2005, we recognized gains related to our sale-leaseback transactions of $27.6 million, of which $24.1 million related to the reversal of gains on terminated or assigned properties, $5.3 million, of which $1.3 million related to recognition of a portion of the gain on sale in the current year as we are leasing back more than a minor part but

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

less than substantially all of the property sold as discussed above, and $8.8 million, of which $5.1 million related to recognition of a portion of the gain on sale in the current year as we are leasing back more than a minor part but less than substantially all of the property sold as discussed above, respectively. The remaining deferred gain at February 23, 2008 and February 24, 2007 amounted to $37.2 million and $64.7 million, respectively.


NOTE 11 - INCOME TAXES

      The components of income (loss) from continuing operations before income taxes were as follows:

                                         Fiscal 2007   Fiscal 2006   Fiscal 2005
                                       -------------   -----------   -----------
United States                          $      92,572   $   (45,330)  $   628,189
Canada                                            --            --        48,201
                                       -------------   -----------   -----------
    Total                              $      92,572   $   (45,330)  $   676,390
                                       =============   ============  ===========

      A reconciliation of income taxes from continuing operations at the 35% federal statutory income tax rate for fiscal 2007, 2006 and 2005 to income taxes as reported is as follows:

                                                     Fiscal 2007   Fiscal 2006   Fiscal 2005
                                                     -----------   -----------   -----------
 Income tax (provision for) benefit from continuing
          operations computed at federal
          statutory income tax rate                  $   (32,401)  $    15,880   $  (236,737)
 State and local income taxes, net of
          federal tax benefit                             (1,792)          781       (16,481)
 Tax rate differential relating to Canadian
          operations                                          --            --        (2,271)
 Permanent difference relating to the sale of
          Canadian assets                                 (5,590)       55,868      (129,096)
 Permanent items relating to Pathmark financing           13,088            --            --
 U.S. valuation allowance                                 21,357       (14,030)      226,653
       Other                                                (254)         (418)         (399)
                                                     -----------   -----------   -----------
Income tax (provision) benefit, as reported          $    (5,592)  $    58,081   $  (158,331)
                                                     ===========   ===========   ===========

      The effective tax rate on continuing operations of 6.0% for fiscal 2007 varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations, the impact of the Pathmark financing and the decrease to our valuation allowance as a result of utilization of losses not previously benefited because of a lack of history of earnings.

      The effective tax rate on continuing operations of 128.1% for fiscal 2006, varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations and the decrease to our valuation allowance as a result of losses not benefited because of a lack of history of earnings.

      The effective tax rate on continuing operations of 23.4% for fiscal 2005, varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations and the decrease to our valuation allowance as a result of utilization of losses not previously benefited because of a lack of history of earnings.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The (provision for) benefit from income taxes from continuing operations consisted of the following:

                                             Fiscal 2007   Fiscal 2006   Fiscal 2005
                                             -----------   -----------   -----------
Current:
Federal                                      $        --   $    56,727   $  (114,309)
Canadian                                              --            --       (17,965)
State and local                                   (2,757)        1,202       (25,355)
Canadian tax on dividends                           (195)          152          (702)
                                             -----------   -----------   -----------
                                                  (2,952)       58,081      (158,331)
                                             -----------   -----------   -----------
Deferred:
Federal                                           (2,640)           --            --
Canadian                                              --            --            --
State and local                                       --            --            --
                                             -----------   -----------   -----------
                                                  (2,640)           --            --
                                             -----------   -----------   -----------
(Provision for) benefit from income taxes    $    (5,592)  $    58,081   $  (158,331)
                                             ===========   ===========   ===========

      The deferred income tax (provision) benefit resulted primarily from the annual change in temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax regulations, net operating loss ("NOL") carryforwards and, in fiscal 2007, fiscal 2006 and fiscal 2005, the U.S. valuation allowance. In accordance with SFAS 109 "Accounting for Income Taxes", a valuation allowance is created and offset against the net deferred tax asset if, based on existing facts and circumstances, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In future periods, we will continue to record a valuation allowance against net deferred tax assets that are created by U.S. losses. The valuation allowance will be adjusted when and if, in our opinion, significant positive evidence exists which indicates that it is more likely than not that we will be able to realize the U.S. deferred tax asset.

      During fiscal 2007, the U.S. valuation allowance decreased by $19.5 million as a result an increase of $78.4 million that was recorded through the current year tax provision in our Consolidated Statement of Operations offset by a decrease of $97.9 million relating to several reclassifications to various balance sheet items in our Consolidated Balance Sheet at February 23, 2008. Included in this amount is a reduction of the Valuation Allowance associated with the acquisition of Pathmark Stores, Inc. as well as the impact of the adoption of FIN 48 "Accounting for Uncertain Tax Positions". During fiscal 2006, the U.S. valuation allowance was decreased by $2.7 million resulting from an increase of $19.1 million that was recorded through the current year tax benefit in our Consolidated Statement of Operations offset by a decrease of $21.8 million relating to several reclassifications to various balance sheet items in our Consolidated Balance Sheet at February 24, 2007.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The components of net deferred tax assets (liabilities) are as follows:

                                                                     February 23,  February 24,
                                                                        2008           2007
                                                                     -----------   -----------
CURRENT ASSETS:
      Insurance reserves                                             $    28,356   $   17,583
      Other reserves and accrued benefits                                 45,766       33,845
      Accrued postretirement and postemployment benefits                   1,005          603
      Lease obligations                                                        -          526
      Pension obligations                                                 19,276       15,374
      Other                                                               21,637        2,993
                                                                     -----------   ----------
                                                                         116,040       70,924
                                                                     -----------   ----------
CURRENT LIABILITIES:
      Inventories                                                        (37,588)      (7,839)
      Health and welfare                                                  (1,804)      (1,596)
      Other                                                               (2,970)      (1,917)
                                                                     ------------  -----------
                                                                         (42,362)     (11,352)
                                                                     ------------  -----------
Valuation allowance                                                       (8,892)     (19,360)
                                                                     ------------  -----------
Deferred income taxes included in prepaid expenses and
      other current assets                                           $    64,786   $   40,212
                                                                     ===========   ==========

NON-CURRENT ASSETS:
    Net Operating Losses                                             $   190,152   $        -
      Foreign Tax Credits                                                 69,261            -
      Alternative minimum tax credits and general business credits        52,584       38,048
      Other reserves including asset disposition charges                  96,203       55,751
      Lease obligations                                                    7,743        4,318
      Equity investment in Metro, Inc.                                         -       21,627
      Insurance reserves                                                  63,875       39,122
      Accrued postretirement and postemployment benefits                  13,949       10,843
      Pension obligations                                                 31,579          756
      Step rents                                                          21,921       24,702
      State tax credits                                                   29,940        5,582
      Pathmark Financing                                                  10,381            -
      Other                                                               12,389          723
                                                                     -----------   ----------
                                                                         599,977      201,472
                                                                     -----------   ----------
NON-CURRENT LIABILITIES:
      Depreciation                                                      (228,982)    (177,888)
      Pension obligations                                                 (3,324)      (7,892)
      Lease valuations                                                  (171,111)           -
      Intangibles                                                        (98,316)           -
      Other                                                              (14,255)        (908)
                                                                     ------------  -----------
                                                                        (515,988)    (186,688)
                                                                     ------------  -----------
Valuation allowance                                                      (45,974)     (54,996)
                                                                     ------------  -----------
Net non-current deferred income tax asset (liability)
     included in other assets (liabilities)                          $    38,015   $  (40,212)
                                                                     ===========   ==========

      At February 23, 2008, our Company had $364,921 in federal NOL carryforwards from our U.S. operations, which expire between 2023 and 2027. In addition, the Company had state loss carryforwards that will expire between fiscal 2008 and fiscal 2026. The Company's general business credits consist of federal and state work incentive credits, which expire between fiscal 2009 and fiscal 2026, some of which are subject to an annual limitation.

      On December 3, 2007, our Company acquired Pathmark Stores, Inc. (Refer to
Note 2 - Acquisition of Pathmark Stores, Inc.) The acquired federal net operating loss carryforwards of $56.3 million are subject to limitations.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Management believes these limitations will not have a material impact on the Company's ability to utilize such pre-acquisition net operating losses.

      Effective February 25, 2007, we adopted FIN 48. Refer to Note 1 - Impact of New Accounting Pronouncements for further discussion. As a result of our adoption of FIN 48, we recorded the following transition adjustments:

-     An increase to the opening balance in retained earnings of $24.4 million;

- a $165.0 million increase in our tax liabilities for uncertain tax positions and an increase to our deferred tax assets to gross-up our balance sheet for the tax benefits of net operating losses ("NOLs") that had previously been netted in our uncertain tax position liability.
      Such amount was adjusted to approximately $154 million in the fourth quarter of fiscal 2007 in connection with the Company's fiscal 2006 tax return to provision reconciliation. As we were in a full valuation allowance position, the approximate $11 million adjustment had no effect on the Company's earnings; and

- an increase in deferred tax assets of $65.0 million related to foreign tax credit carryforwards offset by an increase in deferred tax liabilities of $25.1 million as a result of the book versus tax basis of our foreign subsidiary and a corresponding increase in the valuation allowance of $39.9 million upon initial adoption of the standard.

Reconciliation of Unrecognized Tax Benefits

                                                   Tax     Interest     Total
                                                ---------  --------   ---------

Balance at February 25, 2007                    $153,841   $     --   $ 153,841
Tax positions of Pathmark Stores, Inc.             9,344        972      10,316
Increase related to prior periods
       tax positions                                  --         --          --
Decreases related to prior periods
       tax positions                                  --         --          --
Increases related to current period
       tax positions                                  53         74         127
Settlements                                           --         --          --
Lapse of statute of limitations                       --         --          --
                                                --------   --------   ---------
Balance at February 23, 2008                    $163,238   $  1,046   $ 164,284
                                                ========   ========   =========

      At February 23, 2008, we had unrecognized tax benefits of $164.3 million (including accrued interest of $1.0 million) that if recognized would affect the effective tax rate. However, the recognition of the unrecognized tax benefits would result in an increase in our valuation allowance on any remaining net deferred tax asset. Our Company classifies interest and penalty expense related to unrecognized tax benefits as income tax expense. We remain subject to examination by federal state and local tax authorities for tax years 2004 through 2007. With a few exceptions, we are no longer subject to federal, state or local examinations by tax authorities for tax years 2003 and prior. It is reasonably possible that the amount of our Company's unrecognized tax benefits will change in the next 12 months; however, we do not expect any change to have a significant impact on the results of operations, financial position or cash flows.

      Income tax payments, net of income tax refunds for fiscal 2007, 2006 and 2005 were approximately $2.2 million, $4.4 million and $23.8 million, respectively.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 12 - RETIREMENT PLANS AND BENEFITS

      On February 24, 2007, we adopted SFAS 158 which requires that we recognize the funded status of our defined benefit pension and other postretirement benefit plans as a net liability or asset on our balance sheets and requires any unrecognized prior service costs and actuarial gains or losses to be recognized as a component of accumulated other comprehensive income or loss. Minimum pension liabilities and related intangible assets were derecognized upon adoption. SFAS 158 also requires that beginning in fiscal 2008, our assumptions used to measure our annual expenses be determined as of the balance sheet date (February 28, 2009), and all plan assets and liabilities to be reported as of that date. We have chosen to early adopt this requirement in fiscal 2007. We used the second approach as described in paragraph 19 of SFAS 158 to transition our measurement date from December 31, 2006 to February 24, 2007. Under this approach, we have recorded an adjustment to opening retained earnings in the amount of $0.6 million to decrease the February 25, 2007 balance of retained earnings.

DEFINED BENEFIT PLANS

      We provide retirement benefits to certain non-union and union employees under various defined benefit plans. Our defined benefit pension plans are non-contributory and benefits under these plans are generally determined based upon years of service and, for salaried employees, compensation. We fund these plans in amounts consistent with the statutory funding requirements. We use our fiscal year end as the measurement date.

      In fiscal 2007, we recorded a curtailment gain of $0.2 million reflecting a reduction in the estimated future costs of previously recorded pension benefits as a result of the closure of stores in the Midwest. This amount was included in "(Loss) income from operations of discontinued businesses, net of tax" on our Consolidated Statements of Operations. In addition, we recorded a settlement gain of $1.0 million resulting from lump sum payments of benefits in excess of our recorded liabilities for both former employees in the Midwest and the Northeast. Of this amount $0.9 million was included in "(Loss) income from operations of discontinued businesses, net of tax" and $0.1 million was included in "Store operating, general and administrative expense" on our Consolidated Statements of Operations for fiscal 2007.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The following tables set forth the change in benefit obligations, the change in plan assets, the funded status, and the accumulated benefit obligation for fiscal 2007 and 2006 for our defined benefit plans:

                                                                  2007      2006
                                                               --------   --------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation - beginning of year                         $218,021   $212,231
Benefit obligation - acquisition at December 3, 2007            238,941         --
Service cost                                                      5,320      5,609
Interest cost                                                    15,609     11,368
Actuarial loss                                                    8,393      3,656
Benefits paid                                                   (15,459)   (15,984)
Impact of the adoption of change in measurement date              2,843         --
Amendments                                                           --      1,141
Settlements                                                     (12,854)        --
Curtailments                                                       (213)        --
                                                               --------   --------
Benefit obligation - end of year                               $460,601   $218,021
                                                               ========   ========

                                                                  2007      2006
                                                               --------   --------
CHANGE IN PLAN ASSETS
Plan assets at fair value - beginning of year                  $202,185   $197,107
Plan assets at fair value - acquisition at December 3, 2007     291,314         --
Actual return on plan assets                                     (3,318)    16,758
Company contributions                                             5,103      4,304
Settlements                                                     (12,854)        --
Benefits paid                                                   (15,459)   (15,984)
                                                               --------   --------
     Plan assets at fair value - end of year                   $466,971   $202,185
                                                               ========   ========

RECONCILIATION OF FUNDED STATUS
Funded status                                                  $  6,370   $(15,836)
Unrecognized actuarial loss                                          --         --
Unrecognized prior service cost                                      --         --
                                                               --------    -------
     Net asset (liability) recognized                             6,370    (15,836)
                                                               --------    -------
Prepaid benefit cost                                             82,291     18,790
Current accrued benefit liability                                (4,997)    (2,503)
Accrued benefit liability                                       (70,924)   (32,123)
                                                               --------    -------
     Net asset (liability) recognized                          $  6,370   $(15,836)
                                                               ========   ========

ACCUMULATED BENEFIT OBLIGATION                                 $454,028   $214,866
                                                               ========   ========

      Our Company expects approximately $0.1 million of the net actuarial loss and $0.3 million of the prior service cost to be recognized as a component of net periodic benefit cost in fiscal 2008.

      The prepaid pension asset is included in "Other assets" on the Consolidated Balance Sheets while the pension liability is included in "Accrued salaries, wages and benefits" and "Other non-current liabilities".

      Amounts recognized in accumulated other comprehensive loss at February 23, 2008 are as follows:

Net actuarial loss                                                     $(30,388)
Prior service cost                                                       (2,615)
                                                                       --------
     Total                                                             $(33,003)
                                                                       =========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      Plans with accumulated benefit obligation in excess of plan assets consisted of the following:

                                                                2007       2006
                                                              --------   -------
Accumulated benefit obligation                                $135,033   $97,719
Projected benefit obligation                                  $136,019   $98,780
Plan assets at fair value                                     $ 64,160   $64,154

      The components of net pension cost were as follows:

                                         2007       2006            2005
                                       --------   --------   ------------------
                                         U.S.        U.S.      U.S.      Canada
                                       --------   --------   ---------- -------
Service cost                           $  5,320   $  5,609   $  5,998   $ 4,576
Interest cost                            15,609     11,368     11,887     6,519
Expected return on plan assets          (18,114)   (12,350)   (13,423)   (8,369)
Amortization of unrecognized
     net prior service cost (credit)        255       (128)      (294)      286
Amortization of unrecognized net
     actuarial loss                          98        162         58       900
Curtailments                               (166)        --         --        --
Settlements                              (1,037)        --         --        --
Special termination benefits                 --         --        936        --
Administrative expenses and other            --         --         --       138
                                       --------   --------   --------   -------
     Net pension cost                  $  1,965   $  4,661   $  5,162   $ 4,050
                                       ========    =======   ========   =======

      The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year:

                                                           2007    2006    2005
                                                           ----    ----    ----
Weighted average discount rate                             5.75%   5.75%   5.50%

Weighted average rate of compensation increase             2.75%   2.75%   2.50%

Expected long-term rate of return on plan assets           6.75%   6.75%   6.50%

      The expected long-term rate of return on plan assets for fiscal 2007 is 6.75% and represents the weighted average of expected returns for each asset category. We determine our expected long-term rate of return based on historical performance, adjusted for current trends.

      Our defined benefit pension plan weighted average asset allocations by asset category were as follows:

                                  Target     Feb. 23,   Dec. 31,
                                Allocation     2008       2006
                                ----------   -------    ------
Equities                        50 - 60%       63%         65%
Bonds                           30 - 40%       35%         33%
Cash                            5  - 10%        2%          2%
                                             ----        ----
  Total                                       100%        100%
                                             ====        ====

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

      Estimated future defined benefit payments expected to be paid are as follows:

2008                                                                     $25,205
2009                                                                      24,897
2010                                                                      25,397
2011                                                                      25,535
2012                                                                      26,593
Years 2013 - 2017                                                        143,497

      We also expect to contribute $4.5 million in cash to our defined benefit pension plans in fiscal 2008.

DEFINED CONTRIBUTION PLANS

      We maintain defined contribution retirement plans to which we contribute an amount equal to 4% of eligible participants' salaries and savings plans to which eligible participants may contribute a percentage of eligible salary. We contribute to the savings plans based on specified percentages of the participants' eligible contributions. Participants become fully vested in our contributions after 5 years of service. Our contributions charged to operations for all plans were approximately $8.3 million, $9.0 million and $9.3 million in fiscal years 2007, 2006 and 2005, respectively.

MULTI-EMPLOYER UNION PENSION PLANS

      We participate in various multi-employer union pension plans which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by our other pension plans. The pension expense for these plans approximated $97.3 million, $32.1 million and $37.8 million in fiscal 2007, 2006 and 2005, respectively. The fiscal 2007 amount of $97.3 million includes $62.9 million for costs related to our Company's withdrawals from multi-employer union pension plans during the year. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans, which benefits could be significant and material for our Company.

POSTRETIREMENT BENEFITS

      We provide postretirement health care and life insurance benefits to certain union and non-union employees. We recognize the cost of providing postretirement benefits during employees' active service periods. We use our fiscal year end as the measurement date for both our postretirement benefits.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The following tables set forth the change in benefit obligations, the change in plan assets, and the reconciliation of funded status for fiscal 2007 and 2006 for our postretirement benefit plans:

                                                          2007        2006
                                                       ----------   --------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation - beginning of year                 $   18,814   $ 22,052
Benefit obligation - acquisition at December 3, 2007       14,488         --
Service cost                                                  409        375
Interest cost                                               1,265      1,172
Benefits paid                                              (1,564)    (1,499)
Actuarial loss (gain)                                       7,480     (3,286)
Impact of the adoption of change in measurement date           56         --
Retiree drug subsidy received                                 141         --
                                                       ----------   --------
     Benefit obligation - end of year                  $   41,089   $ 18,814
                                                       ==========   ========

CHANGE IN PLAN ASSETS
Plan assets at fair value - beginning of year          $       --   $     --
Company contributions                                       1,564      1,499
Benefits paid                                              (1,564)    (1,499)
                                                       ----------    -------
     Plan assets at fair value - end of year           $       --   $     --
                                                       ==========   ========

RECONCILIATION OF FUNDED STATUS
Funded status                                          $  (41,089)  $(18,814)
Unrecognized actuarial loss                                     -          -
Contributions                                                   -        173
                                                       ----------    -------
     Net liability recognized                             (41,089)   (18,641)
                                                       ----------    -------

Current liability                                          (2,481)    (1,036)
Noncurrent liability                                      (38,608)   (17,605)
                                                       ----------   --------
     Net liability recognized                          $  (41,089)  $(18,641)
                                                       ==========   ========

Assumed discount rate                                        5.75%     5.75%
                                                       ==========   ========

      Our Company expects approximately $2.3 million of interest cost and $0.3 million of the prior service credit to be recognized as a component of net periodic benefit cost in fiscal 2008.

      The postretirement pension liability is included in "Accrued salaries, wages and benefits" and "Other non-current liabilities".

      Amounts recognized in accumulated other comprehensive income at February 23, 2008 are as follows:

Net actuarial gain                                               $        477
Prior service credit                                                    3,551
                                                                 ------------
     Total                                                       $      4,028
                                                                 ============

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The components of net postretirement benefits cost (income) are as follows:

                                           Fiscal     Fiscal      Fiscal
U.S. PLANS                                  2007      2006         2005
----------                                -------   ---------   ---------
Service cost                              $   409     $   375     $   338
Interest cost                               1,265       1,172       1,198
Prior service cost                         (1,347)     (1,347)     (1,347)
Amortization of gain                         (455)       (222)       (278)
                                          -------     -------     -------
     Net postretirement benefits income   $  (128)    $   (22)    $   (89)
                                          =======     =======     =======

Discount rate                                5.75%       5.50%       5.75%
                                          =======     =======     =======

                                           Fiscal     Fiscal      Fiscal
CANADIAN PLANS                               2007        2006        2005
--------------                            -------     -------     -------
Service cost                              $           $  --       $    75
Interest cost                                --          --           270
Prior service cost                           --          --          (148)
Amortization of loss                         --          --           118
                                          -------     -------     -------
     Net postretirement benefits cost     $           $  --       $   315
                                          =======     =======     =======

Discount rate                                --          --          5.75%
                                          =======     =======     =======

      The assumed rate of future increase in health care benefit cost for fiscal 2008 was 9.0% - 10.0% and is expected to decline to 4.5% - 5.0% by the year 2018 and remain at that level thereafter. For the U.S. plan, the effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of service and interest cost would either be an increase or decrease of $0.4 million, while the accumulated postretirement benefit obligation would either increase by $4.2 million or decrease by $3.6 million.

      Estimated future postretirement benefit payments expected to be paid in the U.S. are as follows:

2008                                                                    $2,481
2009                                                                     2,537
2010                                                                     2,637
2011                                                                     2,767
2012                                                                     2,981
Years 2013 - 2017                                                       18,392

POSTEMPLOYMENT BENEFITS

      We accrue costs for pre-retirement, postemployment benefits provided to former or inactive employees and recognize an obligation for these benefits. The costs of these benefits have been included in operations for each of the fiscal years ended February 23, 2008, February 24, 2007 and February 25, 2006. As of February 23, 2008 and February 24, 2007, we had a liability reflected on the Consolidated Balance Sheets of $38.9 million and $15.2 million, respectively, related to such benefits.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 13 - STOCK BASED COMPENSATION

      During fiscal 2007, fiscal 2006 and fiscal 2005, compensation expense related to share-based incentive plans was $7.1 million, $8.2 million and $9.0 million, after tax, respectively. Included in share-based compensation expense recorded during fiscal 2007, fiscal 2006 and fiscal 2005, was $0.6 million, $1.1 million and $2.5 million, respectively, related to expensing of stock options, $6.0 million, $6.0 million and $4.8 million, respectively, relating to expensing of restricted stock, nil, nil and $1.1 million relating to the immediate vesting of certain stock options, and $0.5 million, $1.1 million and $0.6 million, respectively, relating to expensing of common stock granted to our Board of Directors at the Annual Meeting of Stockholders.

      At February 23, 2008, we had two stock-based compensation plans. The general terms of each plan, the method of estimating fair value for each plan and fiscal 2007 and 2006 activity is reported below.

I. The 1998 Long Term Incentive and Share Award Plan: This plan provides for the grant of awards in the form of options, SAR's, restricted shares, restricted share units, performance shares, performance units, dividend equivalent, or other share based awards to our Company's officers and key employees. The total number of shares available for issuance under this plan is 6,000,000 subject to anti-dilution provisions. Options and SAR's issued under this plan vest 25% on each anniversary date of issuance over a four year period.

      Performance restricted stock units issued under this plan during fiscal 2005 were earned based on our Company achieving in fiscal 2007 a profit after taxes, after adjusting for specific matters which our Company considers to be of a non-operating nature, with an outlook for continued, sustainable profitability on the same basis. On June 15, 2007, the Human Resources & Compensation Committee and the Governance Committee (together, the "Committees") decided to recognize our Company's performance to date for these units subject to the closing of the Pathmark transaction. Upon the closing of the Pathmark transaction on December 3, 2007, the applicable performance criteria was deemed to have been met with respect to two-thirds of the units granted and one-third of the units granted were forfeited, in fiscal 2005. These units will vest 50% on the first day of fiscal 2008 and the remaining 50% will vest on the first day of fiscal 2009, in accordance with and subject to all other terms, conditions, limitations, restrictions and eligibility requirements. At two-thirds of the units have been earned upon the closing of the Pathmark transaction on December 3, 2007, this modification of terms did not result in the recording of any additional compensation expense during fiscal 2007.

      Performance restricted stock units issued under this plan during fiscal 2006 were earned based on our Company achieving certain operating targets in fiscal 2008 and are 100% vested in fiscal 2008 upon achievement of those targets. On June 15, 2007, the Committees decided to recognize our Company's performance to date for these units subject to the closing of the Pathmark transaction. Upon the closing of the Pathmark transaction on December 3, 2007, the applicable performance criteria was met with respect to 125% of one-third of the units granted in fiscal 2006. These units will vest on or around May of 2009, in accordance with and subject to all other terms, conditions, limitations, restrictions and eligibility requirements. As one-third of the units have been earned upon the closing of the Pathmark transaction on December 3, 2007, this modification of terms resulted in the recording of additional compensation expense of $0.3 million for an additional 24,777 shares granted.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      Performance restricted stock units issued under this plan during fiscal 2007, are earned based on our Company achieving certain operating targets in fiscal 2009 and are 100% vested in fiscal 2009 upon achievement of those targets.

      On June 15, 2007, the Committees approved an executive Acquisition Closing and Integration Incentive Compensation Program (the "Integration Program"). The executive Integration Program is subject to: a) the closing of the Pathmark transaction; b) the achievement of certain Pathmark transaction closing performance criteria or certain Pathmark transaction synergy targets; c) the achievement of certain Company stock price targets over a performance period comprised of the three calendar years following the closing of the Pathmark transaction; and d) other terms, conditions, limitations, restrictions and eligibility requirements. Depending on actual performance as compared with the foregoing targets, each executive officer can earn up to a maximum of 200% of the performance restricted share units awarded them under the Integration Plan.

      Also on June 15, 2007, the Committees approved a non-executive Integration Program. The non-executive Integration Program is subject to: a) the closing of the Pathmark transaction; b) the achievement of certain Pathmark transaction closing performance criteria or certain Pathmark transaction synergy targets; c) the achievement of certain Company stock price targets over a performance period comprised of the 24 month period following the closing of the Pathmark transaction; and d) other terms, conditions, limitations, restrictions and eligibility requirements. Depending on actual performance as compared with the foregoing targets, each non-executive officer can earn up to a maximum of 125% of the performance restricted share units awarded them under the Integration Plan.

      In accordance with SFAS 123R (revised 2004), "Share-Based Payment" ("SFAS 123R"), the executive and non-executive Integration Programs awarded to each executive officer were considered granted on June 15, 2007 and each non-executive officer were considered granted on August 7, 2007 and December 20, 2007. With the closing of the Pathmark transaction on December 3, 2007, compensation expense will be recorded over the vesting period as these units are earned upon achievement of the other terms as described above. During fiscal 2007, additional compensation expense of $1.0 million was recorded under these plans.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The stock option awards under The 1998 Long Term Incentive and Share Award Plan are granted at the fair market value of the Company's common stock at the date of grant. Fair value calculated under SFAS 123, as amended, "Accounting for Stock-Based Compensation" is used to recognize expense upon adoption of SFAS 123R. Fair values for each grant were estimated using a Black-Scholes valuation model which utilized assumptions as detailed in the following table for expected life based upon historical option exercise patterns, historical volatility for a period equal to the stock option's expected life, and risk-free rate based on the U.S. Treasury constant maturities in effect at the time of grant. Our stock options have a contractual term of 10 years. During fiscal 2005, our Company did not grant any stock options under this plan. The following assumptions were in place during fiscal 2007 and fiscal 2006:

                                                        Fiscal 2007           Fiscal 2006
                                                        ------------          -----------
Expected life                                              7 years              7 years
Volatility                                                54% - 55%               56%
Risk-free interest rate range                           4.46% - 4.57%            4.96%

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

      Stock options

      The following is a summary of the stock option activity during fiscal 2005, fiscal 2006, and fiscal 2007:

                                                                                    Weighted
                                                                   Weighted         Average
                                                                    Average        Remaining         Aggregate
                                                                   Exercise       Contractual        Intrinsic
                                                     Shares          Price        Term (years)         Value
                                                 -------------    ----------      ------------       ---------
Outstanding at February 26, 2005                     4,464,134         14.53
    Granted                                                 --            --
    Canceled or expired                               (551,064)        17.04
    Exercised                                       (2,378,685)        10.92
                                                 -------------    ----------
Outstanding at February 25, 2006                     1,534,385    $    19.24
    Adjustment for dividend*                           371,995            --
    Granted                                             86,430         27.71
    Canceled or expired                               (253,726)        21.44
    Exercised                                         (414,104)        14.35
                                                 -------------    ----------
Outstanding at February 24, 2007                     1,324,980    $    15.50
    Granted                                             84,961         32.28
    Roll-over options                                1,107,156         31.74
    Canceled or expired                               (104,481)        35.50
    Exercised                                         (585,087)        18.06
                                                 -------------   -----------
Outstanding at February 23, 2008                     1,827,529    $    24.21               3.5       $    11.6
                                                 =============    ==========      ============       =========

Exercisable at:
    February 23, 2008                                1,680,705    $    23.80               4.5       $    11.3
                                                                                  ============       =========
Nonvested at:
    February 23, 2008                                  146,824    $    28.90               8.5       $     0.2
                                                                                  ============       =========

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The total intrinsic value of options exercised during fiscal 2007 and fiscal 2006 was $7.9 million and $5.9 million, respectively.

      As of February 23, 2008, approximately $1.2 million, after tax, of total unrecognized compensation expense related to unvested stock option awards will be recognized over a weighted average period of 2.6 years.

      The weighted average grant date fair value of stock options granted during fiscal 2007 and fiscal 2006 was $19.47 and $17.25, respectively.

      The amount of cash received from the exercise of stock options in fiscal 2007 was approximately $10.6 million.

      SAR's

      The following is a summary of the SAR's activity during fiscal 2005, fiscal 2006, and fiscal 2007:

                                                                   Weighted
                                                                   Average
                                                                   Exercise
                                                     Shares          Price
                                                 -------------    ----------
Outstanding at February 26, 2005                        12,500    $    31.63
    Granted                                                 --            --
    Canceled or expired                                (12,500)        31.63
    Exercised                                               --            --
                                                 -------------    ----------
Outstanding at February 25, 2006                            --            --
    Granted                                                 --            --
    Canceled or expired                                     --            --
    Exercised                                               --            --
                                                 -------------    ----------
Outstanding at February 24, 2007                            --            --
    Granted                                                 --            --
    Canceled or expired                                     --            --
    Exercised                                               --            --
                                                 -------------    ----------
Outstanding at February 23, 2008                            --    $       --
                                                 =============    ==========

      Performance Restricted Stock Units

      During fiscal 2007 and fiscal 2006, our Company granted 782,723 shares and 393,162 shares of performance restricted stock units to selected employees, respectively, for a total grant date fair value of $25.4 million and $10.8 million, respectively. Approximately $19.9 million of unrecognized fair value compensation expense relating to these performance restricted stock units, and those issued in the previous year are expected to be recognized through fiscal 2010 based on estimates of attaining vesting criteria.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      The following is a summary of the performance restricted stock units activity during fiscal 2006 and fiscal 2007:

                                                                   Weighted
                                                                    Average
                                                                  Grant Date
                                                    Shares        Fair Value
                                                 -------------    ----------
Nonvested at February 25, 2006                       1,285,000    $    14.42
    Adjustment for dividend*                           339,369            --
    Granted                                            393,162         27.59
    Canceled or expired                               (250,080)        13.38
                                                 -------------    ----------
Nonvested at February 24, 2007                       1,767,451         14.73
    Granted                                            782,723         32.44
    Canceled or expired                               (639,747)        12.80
    Vested                                              (5,000)        34.83
                                                 -------------    ----------
Nonvested at February 23, 2008                       1,905,427    $    22.60
                                                 =============    ==========

* As discussed in Note 14 - Capital Stock, our Company adjusted the number and/or price of all unexercised stock options and nonvested performance restricted stock units as of April 12, 2006, to ensure that an individual's right to purchase stock at an aggregate value remained the same both before and after the special one-time dividend payment. These adjustments were required pursuant to the Plan's anti-dilution provision and had no impact on stock compensation expense for fiscal 2006.

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

NOTE 14 - CAPITAL STOCK

Share Lending Agreements

      We have entered into share lending agreements, dated December 12, 2007, with certain financial institutions, under which we have agreed to loan up to 11,278,988 shares of our common stock (subject to certain adjustments set forth in the share lending agreements). These borrowed shares must be returned to us no later than December 15, 2012 or sooner if certain conditions are met. If an event of default should occur under the stock lending agreement and a legal obstacle exists that prevents the Borrower from returning the shares, the Borrower shall, upon written request of our Company, pay our Company, using available funds, in lieu of the delivery of loaned shares, to settle its obligation.

      These financial institutions will sell the "borrowed shares" to investors to facilitate hedging transactions relating to the issuance of our 5.125% and 6.75% Convertible Notes. Pursuant to these agreements, we loaned 8,134,002 shares of our stock of which 6,300,752 shares were sold to the public on December 18, 2007 in a public offering. We did not receive any proceeds from the

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

sale of the borrowed shares. We received a nominal lending fee from the financial institutions pursuant to the share lending agreements.

      Any shares we loan will be issued and outstanding. Investors that purchase borrowed shares will be entitled to the same voting and dividend rights as any other holders of our common stock; however, the financial institutions will not have such rights pursuant to the share lending agreements. The obligation of the financial institutions to return the borrowed shares has been accounted for as a prepaid forward contract and, accordingly, shares underlying this contract are removed from the computation of basic and dilutive earnings per share. On a net basis, this transaction will have no impact on earnings per share.

Call Options

      Concurrent with the issuance of the senior convertible notes, as discussed in Note 8 - Indebtedness and Other Financial Liabilities, our Company entered into call options with financial institutions that are affiliates of the underwriters together with the financing warrants discussed in Note 8 - Indebtedness and Other Financial Liabilities to reduce the potential dilution upon future conversion of the notes and effectively increase the conversion price of the notes. The call options allow the Company to purchase common shares at $36.40 with respect to the 5.125% Notes and $37.80 with respect to the 6.75% Notes. These instruments are accounted for as free standing derivatives and are recorded as equity of $73.5 million in the Consolidated Balance Sheet.

2000 Warrants

      As part of the acquisition of Pathmark, we assumed 5,294,118 of outstanding Pathmark 2000 warrants. Upon exercise at the price of $22.31, each warrant will entitle the holder to receive 0.12963 shares of A&P common stock and $9.00 in cash. In determining the purchase price, the 2000 warrants are valued using a Black-Scholes valuation model using the price of A&P common stock of $32.08 per common share, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced. A&P's stock price would need to exceed $102.70 before the Pathmark 2000 warrants would be considered "in-the-money". As part of the acquisition of Pathmark on December 3, 2007, we issued 4,657,378 and 6,965,858 roll-over stock warrants in exchange for Pathmark's 2005 Series A and Series B warrants, respectively.

Other

      Our articles of incorporation permit our board of directors to issue preferred shares without first obtaining stockholder approval. If we issued preferred shares, these additional securities may have dividend or liquidation preferences senior to our common stock. If we issue convertible preferred shares, a subsequent conversion may dilute the current common stockholders' interest. Issuance of such preferred stock could adversely affect the price of our common stock. Although we could issue preferred shares, our Company's practice is not to issue preferred shares. As such, we do not intend to issue preferred shares in the normal course of business.

      On April 26, 2006, our Company paid a special one-time dividend to our shareholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of "additional paid in capital" in our Consolidated Balance Sheets at February 24, 2007. Although we paid this one-time special dividend, our Company's practice is to not pay dividends. As such, we do not intend to pay dividends in the normal course of business.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      In connection with the payment of the special one-time dividend discussed above, our Company also adjusted the number and/or price of all unexercised stock options and nonvested performance restricted stock units as of April 12, 2006, to ensure that an individual's right to purchase stock at an aggregate value remained the same both before and after the special one-time dividend payment. These adjustments were required pursuant to the Plan's anti-dilution provision and had no impact on stock compensation expense for fiscal 2006. Refer to Note 13 - Stock Based Compensation for adjustments made to stock options outstanding and nonvested performance restricted stock units as a result of the dividend.

NOTE 15 - OPERATING SEGMENTS

      Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), establishes standards for reporting information about operating segments. This standard requires segmentation based on our internal organization and reporting of revenue and segment income. The segments are designed to allocate resources internally and provide a framework to determine management responsibility. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our President and Chief Executive Officer. In the fourth quarter of 2007, we acquired Pathmark and we revised our reporting segments to be consistent with the manner in which our chief operating decision maker currently manages the business. Accordingly we have revised our segment reporting to report seven operating segments: North, Central, South, Pathmark, Gourmet, Other and Investment in Metro, Inc. The Other segment includes our Food Basics and Liquor businesses. Our Investment in Metro, Inc. represents our economic interest in Metro, Inc. and is required to be reported as an operating segment in accordance with SFAS No. 131, as our investment was greater than 10% of our Company's combined assets in the prior fiscal year of all operating segments and the investment generated operating income during the current fiscal year. We sold our Canadian operations during fiscal 2005, thus we have included the operating results through the date of the sale.

      During fiscal 2006, our retail supermarkets were reported in one segment; however, during fiscal 2007, we satisfied the criteria necessary to report the Greater New Orleans area and the Midwest as discontinued operations and these operations have been reclassified as such in our Consolidated Statements of Operations for the fiscal years ended February 23, 2008, February 24, 2007 and February 25, 2006. Refer to Note 6 - Discontinued Operations for further discussion. Further, in fiscal 2007 we revised our reportable segments for prior years to reflect our operating segments described above. Prior year information has been restated to conform to current year presentation. Our Company is evaluating the impact of the acquisition of Pathmark on our internal reporting structure.

      The accounting policies for these segments are the same as those described in the summary of significant accounting policies in Note 1. We measure segment performance based upon segment income (loss). Reconciling amounts include corporate-level activity not specifically attributed to a segment including our corporate administration group, which coordinates 1) the purchase of all merchandise (including the design and production of private label merchandise sold in our retail stores), 2) distribution and 3) real estate management and other reconciling items primarily attributed to nonrecurring activities.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      Assets and capital expenditures are not allocated to segments for internal reporting presentations.

      The following is segment information for the years ended February 23, 2008, February 24, 2007, and February 25, 2006:

OPERATING DATA                                                Fiscal 2007         Fiscal 2006         Fiscal 2005
----------------------                                      ---------------     ---------------    ----------------
Sales by category
     Grocery (1)                                            $     4,364,970     $     3,623,792    $      4,670,700
     Meat (2)                                                     1,253,847           1,037,651           1,422,680
     Produce (3)                                                    776,521             690,088             987,457
     Other (4)                                                        5,792              17,672               9,181
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     6,401,130     $     5,369,203    $      7,090,018
                                                            ===============     ===============    ================

(1) The grocery category includes grocery, frozen foods, dairy, general merchandise/health and beauty aids, liquor and pharmacy.

(2)   The meat category includes meat, deli, bakery and seafood.

(3)   The produce category includes produce and floral.

(4) Other includes sales from an information technology services agreement with Metro, Inc. Refer to Note 17 - Related Party Transactions for further discussion.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                                                                    Fiscal
                                                                                   ------------------------------------------
                                                                                       2007           2006            2005
                                                                                   -----------    -----------     -----------
Sales
   North                                                                           $ 1,891,967    $ 1,838,416     $ 1,830,389
   Central                                                                           1,403,852      1,397,910       1,404,741
   South                                                                             1,656,641      1,620,666       1,631,998
   Pathmark                                                                            921,267             --              --
   Gourmet                                                                             289,775        282,350         282,650
   Other                                                                               231,836        212,189         207,180
   Investment in Metro, Inc.                                                             5,792         17,672           9,181
   Canada                                                                                   --             --       1,723,879
                                                                                   -----------    -----------     -----------
Total sales                                                                        $ 6,401,130    $ 5,369,203     $ 7,090,018
                                                                                   ===========    ===========     ===========

Segment income (loss)
   North                                                                           $    76,247    $    70,891     $    65,315
   Central                                                                              18,207         11,917           8,607
   South                                                                               (19,375)        (1,946)          9,471
   Pathmark                                                                             20,694             --              --
   Gourmet                                                                              19,105         18,220          14,980
   Other                                                                                (2,639)        (9,400)        (12,108)
   Canada                                                                                   --             --          57,224
                                                                                   -----------    -----------     -----------
Total segment income                                                                   112,239         89,682         143,489
   Corporate                                                                          (130,960)      (135,716)       (153,967)
   Reconciling items*                                                                  (20,519)        18,864        (160,382)
                                                                                   -----------    -----------     -----------
Loss from operations                                                                   (39,240)       (27,170)       (170,860)
   (Loss) gain on sale of Canadian operations                                             (436)        (1,299)        912,129
   Gain on sale of Metro, Inc.                                                         184,451             --              --
   Non operating income                                                                 37,394             --              --
   Interest expense                                                                   (111,816)       (65,884)        (84,404)
   Interest and dividend income                                                         14,350          9,020          12,855
   Equity earnings in Metro                                                              7,869         40,003           7,801
   Minority interest                                                                        --             --          (1,131)
                                                                                   -----------    -----------     -----------
Income (loss) from continuing operations before income taxes                       $    92,572    $   (45,330)    $   676,390
                                                                                   ===========    ===========     ===========

Segment depreciation and amortization - continuing operations
   North                                                                           $    37,000    $    36,593     $    34,460
   Central                                                                              30,359         28,028          25,367
   South                                                                                33,920         30,748          29,524
   Pathmark                                                                             15,934             --              --
   Gourmet                                                                              10,570          9,175           7,894
   Other                                                                                 4,377          3,386           3,973
   Canada                                                                                   --             --          10,942
                                                                                   -----------    -----------     -----------
Total segment depreciation and amortization - continuing operations                    132,160        107,930         112,160
   Corporate                                                                            45,992         40,832          61,880
                                                                                   -----------    -----------     -----------
Total depreciation and amortization - continuing operations                            178,152        148,762         174,040
   Discontinued operations                                                               8,637         28,992          33,289
                                                                                   -----------    -----------     -----------
Total company depreciation and amortization                                        $   186,789    $   177,754     $   207,329
                                                                                   ===========    ===========     ===========

-------------
* Reconciling items which are not included in segment income (loss) include LIFO reserve adjustment, stock awards expense, restructuring events, real-estate related activity and other nonrecurring adjustments.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 16 - HURRICANE KATRINA AND IMPACT ON BUSINESS

      During the second quarter of fiscal 2005, Hurricane Katrina had a major effect on certain portions of the Gulf Coast region and resulted in the closure of our 28 stores and warehouse facilities. As of February 23, 2008, all of these stores were closed. As of February 24, 2007, 23 of these stores were open and operating and the remaining 5 stores were closed in fiscal 2005.

      During fiscal 2005, we recorded a charge for future occupancy costs of $7.1 million for our 5 closed stores, which has been included in our Consolidated Statement of Operations, under the caption "Income (loss) from operations of discontinued businesses, net of tax" for fiscal 2005.

      As of the balance sheet date, February 25, 2006, we were able to determine that we incurred impairment losses of $6.1 million for property, plant & equipment that were not covered by insurance. This amount has been included in our Consolidated Statements of Operations, under the caption "Income (loss) from operations of discontinued businesses, net of tax" for fiscal 2005 and in "Impairment loss relating to Hurricane Katrina" in our Consolidated Statement of Cash Flows for fiscal 2005.

      We maintain property insurance coverage which provides for reimbursement from losses resulting from property damage, loss of product as well as business interruption coverage. We have recovered and expect to recover the remaining losses caused by Hurricane Katrina in excess of our estimated insurance deductible of approximately $5.0 million, which was recorded in our Consolidated Statements of Operations, under the caption "Income (loss) from operations of discontinued businesses, net of tax" for fiscal 2005. During fiscal 2007 and fiscal 2006, we recorded a gain of $2.3 million and $9.2 million, respectively; representing an insurance settlement for a portion of our losses caused by Hurricane Katrina, which has been included in our Statement of Consolidated Operations, under the caption "Income (loss) from operations of discontinued businesses, net of tax" for fiscal 2006.

NOTE 17 - RELATED PARTY TRANSACTIONS

      On January 4, 2008 the Company entered into an extension of a real estate lease for a residence for the benefit of Andreas Guldin, the Company's Executive Managing Director and a member of the Board of Directors. The term of the lease, as extended, will run through May 31, 2010, and the aggregate amount of rent payable through the extended term is $0.2 million. The payment of Mr. Guldin's living expenses is a Company obligation under the Company's employment agreement with Mr. Guldin.

      At the close of business on August 13, 2005, our Company completed the sale of our Canadian business to Metro, Inc., a supermarket and pharmacy operator in the Provinces of Quebec and Ontario, Canada, for $1.5 billion in cash, stock and certain debt that was assumed by Metro, Inc. We used the equity method of accounting to account for our investment in Metro, Inc. until March 13, 2007 because we had significant influence over substantive operating decisions

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and information technology services agreement.

      Simultaneously with the sale, we entered into an Information Technology Transition Services Agreement with Metro, Inc., where our Company will provide certain information technology and other services, to Metro, Inc. for a period of 2 years from the date of sale with the potential to extend the agreement for two additional six month renewal periods. This agreement provided for Metro, Inc. to pay our Company a fee of C$20 million (U.S. $19.1 million) per year. Accordingly, we have recorded $5.8 million, $17.7 million and $9.2 million in "Sales" in our Consolidated Statements of Operations for fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

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

     Beginning March 13, 2007, as a result of the sale of 6,350,000 shares of Metro, Inc., our Company recorded our investment in Metro, Inc. under SFAS 115 as an available for sale security for the fiscal year ended February 23, 2008 because we no longer exert significant influence over substantive operating decisions made by Metro, Inc. In accordance with SFAS 115, we recorded dividend income of $3.9 million based on Metro, Inc.'s dividend declaration on April 17, 2007, August 8, 2007 and September 25, 2007 and included this amount in "Interest and dividend income" on our Consolidated Statements of Operations for the fiscal year ended February 23, 2008. On November 26, 2007, in connection with our agreement to acquire Pathmark Stores, Inc., our Company sold the remaining 11,726,645 shares of our holdings in Metro, Inc. After these sales, our Company no longer holds Class A subordinate shares of Metro, Inc. as of the balance sheet date. Refer to Note 3 - Equity Investment in Metro, Inc. for further discussion.

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

      During fiscal 2003, we entered into a three year agreement with OBI International Development and Service GMBH ("OBI International"), a subsidiary of Tengelmann, to purchase seasonal merchandise to be sold in our stores. Our purchases from OBI International totaled nil, $0.7 million and $2.1 million in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

      We own a jet aircraft, which Tengelmann leases under a full cost reimbursement lease. During fiscal 2007, fiscal 2006 and fiscal 2005, Tengelmann was obligated to and has reimbursed us $4.6 million, $4.1 million and $3.1 million, respectively, for their use of the aircraft.


NOTE 18 - HEDGE OF NET INVESTMENT IN FOREIGN OPERATIONS

      From time to time, we may enter hedging agreements in order to manage risks incurred in the normal course of business including forward exchange contracts to manage our exposure to fluctuations in foreign exchange rates.

      Refer to Note 3 - Investment in Metro, Inc. for a discussion of the currency exchange forward contract entered into during fiscal 2007.

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

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Lease Assignment

      On August 14, 2007, Pathmark entered into a leasehold assignment contract for the sale of its leasehold interests in one of its stores to CPS Operating Company LLC, a Delaware limited liability company ("CPS"). Pursuant to the terms of the agreement, Pathmark was to receive $87 million for assigning and transferring to CPS all of Pathmark's interest in the lease and CPS was to have assumed all of the duties and obligations of Pathmark under the lease. CPS deposited $6 million in escrow as a deposit against the purchase price for the lease, which is non-refundable to CPS, except as otherwise expressly provided in the agreement. The assignment of the lease was scheduled to close on December 28, 2007. On December 27, 2007, CPS issued a notice terminating the agreement for reason of a purported breach of the agreement, which, if proven, would require the return of the escrow. We are disputing the validity of CPS's notice of termination as we believe CPS's position is without merit. Because we are challenging the validity of CPS's December 27, 2007 notice of termination, we issued our own notice to CPS on December 31, 2007, asserting CPS's breach of the agreement as a result of their failure to close on December 28, 2007. CPS's breach, if proven, would entitle us to keep the escrow. Both parties have taken legal action to obtain the $6 million deposit held in escrow.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Legal Settlement

      On November 5, 2007, the Superior Court of the State of New Jersey, Middlesex County, approved the negotiated settlement of the two putative class action complaints that were filed in New Jersey State court on March 6, 2007, and March 12, 2007, and subsequently consolidated on June 15, 2007 and amended on July 16, 2007 (Superior Court of the State of New Jersey, Middlesex County, Civil Action No. C-111-07), alleging, inter alia, that the preliminary joint prospectus/proxy statement regarding the transaction between A&P and Pathmark included insufficient disclosures, breach of fiduciary duty by the directors of Pathmark, and aiding and abetting the breach of that duty by Pathmark and A&P. Pursuant to the negotiated settlement, the litigation was dismissed, releases were exchanged, Pathmark and A&P made certain disclosures in the definitive joint proxy statement/prospectus regarding the transaction between A&P and Pathmark and, in connection with the acquisition of Pathmark subsequent to our third quarter end, we agreed to pay plaintiffs' attorneys' fees and expenses in the aggregate amount of $1.3 million.

LaMarca et al v. The Great Atlantic & Pacific Tea Company, Inc ("Defendants")

      On June 24, 2004, a class action complaint was filed in the Supreme Court of the State of New York against The Great Atlantic & Pacific Tea Company, Inc., d/b/a A&P, The Food Emporium, and Waldbaum's alleging violations of the overtime provisions of the New York Labor Law. Three named plaintiffs, Benedetto Lamarca, Dolores Guiddy, and Stephen Tedesco, alleged on behalf of a class that our Company failed to pay overtime wages to full-time hourly employees who were either required or permitted to work more than 40 hours per week.

      In April 2006, the plaintiffs filed a motion for class certification. In July 2007, the Court granted the plaintiffs' motion and certified the class as follows: All full-time hourly employees of Defendants who were employed in Defendants' supermarket stores located in the State of New York, for any of the period from June 24, 1998 through the date of the commencement of the action, whom Defendants required or permitted to perform work in excess of 40 hours per week without being paid overtime wages. The Court also ruled that the issue of whether to include an "opt-in" or "opt-out" provision is premature and can be decided after discovery has been had.

      As class certification was granted only recently, and as discovery on the prospective plaintiffs comprising the class has yet to be conducted, neither the number of class participants nor the sufficiency of their respective claims can be determined at this time.

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

      During fiscal 2006, our Company received a cash payment of $1.6 million for our portion of the settlement funds for this class action litigation. During fiscal 2007, we did not receive any additional monies. During fiscal 2008, we will continue to work with the Claims Administrator to

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

ensure that any additional monies owed to our Company in connection with this litigation are received. This process may result in additional recoveries being recorded in future periods.

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

      We adopted the accounting and disclosure requirements of FASB Interpretation 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" during fiscal 2002. As required to be disclosed by this Interpretation, we are the guarantor of a loan of $1.3 million related to a shopping center, which will expire in 2013.

      In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases"). When the Assigned Leases were assigned, we generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 23, 2008, 235 Assigned Leases remain in place. Assuming that each respective assignee became unable to continue to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately $741.6 million, which could be partially or totally offset by reassigning or subletting such leases.

      On June 27, 2005, our Company signed definitive agreements, including an Asset Purchase Agreement and a 15 year Supply Agreement with C&S Wholesale Grocers, Inc. The Asset Purchase Agreement included the assignment or sale of the majority of all of our warehouse leases and owned property. Under the Supply Agreement, C&S Wholesale Grocers, Inc. supplies our Company with all of our requirements for groceries, perishables, frozen food and other merchandise in the product categories carried by C&S Wholesale Grocers, Inc.

      The contract provides that we will purchase virtually all warehoused inventory from C&S for a 15 year period. When combined with our previous existing agreement with C&S, this equates to C&S supplying our existing store base with approximately two-thirds of our saleable inventory. Although there are a limited number of distributors that can supply our stores, we believe that other suppliers could provide similar product on comparable terms. However, a change in suppliers could cause a delay in distribution and a possible loss of sales which would affect our results adversely.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 20 - SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

      The following table summarizes our results of operations by quarter for fiscal 2007 and fiscal 2006. The first quarter of each fiscal year contains sixteen weeks, while the second, third and fourth quarters each contain twelve weeks.

                                                             First         Second          Third        Fourth         Total
2007 (unaudited)                                           Quarter(d)      Quarter        Quarter    Quarter(a)(d)      Year
--------------------------------------                    -----------    -----------    -----------  -------------   -----------
                                                                         (Dollars in thousands, except per share amounts)
Sales                                                     $ 1,679,169    $ 1,274,338    $ 1,251,123    $ 2,196,500   $ 6,401,130
Gross margin                                                  522,982        398,637        381,675        666,537     1,969,831
Depreciation and amortization                                 (47,712)       (33,611)       (32,654)       (64,175)     (178,152)
(Loss) income from operations                                  (6,374)         7,390        (21,133)       (19,123)      (39,240)
Gain on sale of Metro, Inc.                                    78,388             --        106,063             --       184,451
Non operating income                                               --             --             --         37,394        37,394
Interest expense                                              (19,713)       (14,594)       (14,499)       (63,010)     (111,816)
Equity in earnings of Metro, Inc.                               7,869             --             --             --         7,869
Income (loss) from
    continuing operations                                      61,406         (2,939)        73,082        (44,569)       86,980
Loss from discontinued
    operations                                               (126,548)       (88,383)       (15,775)       (16,954)     (247,660)
Net (loss) income                                             (65,142)       (91,322)        57,307        (61,523)     (160,680)
Per share data(b)
    Income (loss) from continuing
       operations - basic                                        1.47          (0.07)          1.74          (0.90)         2.00
    (Loss) income from discontinued
       operations - basic                                       (3.03)         (2.11)         (0.38)         (0.34)        (5.69)
    Net (loss) income - basic                                   (1.56)         (2.18)          1.36          (1.24)        (3.69)

    Income (loss) from continuing
       operations - diluted                                      1.45          (0.07)          1.73          (1.40)         1.37
    (Loss) income from discontinued
       operations - diluted                                     (2.99)         (2.11)         (0.38)         (0.33)        (5.59)
    Net (loss) income - diluted                                 (1.54)         (2.18)          1.35          (1.73)        (4.22)

Market price: (c)
    High                                                        34.97          35.77          32.60          31.40
    Low                                                         30.17          29.15          28.60          27.80
Number of stores at end of period                                 403            337            322            447

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


                                           First             Second         Third         Fourth          Total
2006 (unaudited)                          Quarter           Quarter        Quarter        Quarter          Year
-----------------------------------    ------------       -----------    -----------    -----------     ----------
                                                   (Dollars in thousands, except per share amounts)
Sales                                  $  1,653,095       $ 1,236,859    $ 1,213,476    $ 1,265,773     $5,369,203
Gross margin                                508,476           390,643        375,727        391,474      1,666,320
Depreciation and amortization               (45,604)          (33,780)       (33,930)       (35,448)      (148,762)
(Loss) income from operations                (7,977)           (5,977)        (5,699)        (7,517)       (27,170)
Interest expense                            (19,701)          (15,124)       (15,342)       (15,717)       (65,884)
Equity in earnings of Metro, Inc.             7,947            11,870         11,023          9,163         40,003
(Loss) income from
    continuing operations                    (6,348)           (2,170)        32,257        (10,988)        12,751
Income from discontinued
    operations                                  239             1,659          8,450          3,794         14,142
Net (loss) income                            (6,109)             (511)        40,707         (7,194)        26,893
Per share data:
    (Loss) income from continuing
       operations - basic                     (0.15)            (0.05)          0.78          (0.26)          0.31
    (Loss) income from discontinued
       operations - basic                     (0.00)             0.04           0.20           0.09           0.34
    Net (loss) income - basic                 (0.15)            (0.01)          0.98          (0.17)          0.65

    (Loss) income from continuing
       operations - diluted                   (0.15)            (0.05)          0.77          (0.26)          0.30
    (Loss) income from discontinued
       operations - diluted                   (0.00)             0.04           0.20           0.09           0.34
    Net (loss) income - diluted               (0.15)            (0.01)          0.97          (0.17)          0.64

Market price: (c)
    High                                      28.30             24.10          28.04          31.44
    Low                                       21.25             20.97          22.60          25.51
Number of stores at end of period               405               403            410            406


(a) On December 3, 2007, our Company completed the acquisition of Pathmark Stores, Inc.

(b) The sum of quarterly basic and diluted (loss) income per share differs from full year amounts because the number of weighted average common shares outstanding has increased each quarter.

(c) Our Company stock is listed on the New York Stock Exchange; refer to the Five Year summary of Selected Financial Data for the number of registered stockholders at the end of the fiscal year.

(d) During the first quarter of fiscal 2007, our Company withdrew from the multi-employer union pension plan for Local 174. Included in the fourth quarter of fiscal 2007 is an adjustment for $5.9 million, relating to our Company's portion of the mass withdrawal from the plan. The impact of this adjustment was not significant to the individual quarters in fiscal 2007.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 21 - SUBSEQUENT EVENT

      On March 7, 2008, the Company entered into a definitive agreement with C&S Wholesale Grocers, Inc. ("C&S") whereby C&S will provide warehousing, logistics, procurement and purchasing services (the "Services") in support of the Company's entire supply chain. This agreement replaces and supersedes three (3) separate wholesale supply agreements under which the parties have been operating. The term of the agreement is ten and one-half (10-1/2) years, which includes a six-month "ramp-up" period during which the parties will transition to the new contractual terms and conditions. The agreement provides that the actual costs of performing the services shall be reimbursed to C&S on an "open-book" or "cost-plus" basis, whereby the parties will negotiate annual budgets that will be reconciled against actual costs on a periodic basis. The parties will also annually negotiate services specifications and performance standards that will govern warehouse operations. The agreement defines the parties' respective responsibilities for the procurement and purchase of merchandise intended for use or resale at the Company's stores, as well as the parties' respective remuneration for warehousing and procurement/purchasing activities. In consideration for the services it provides under the agreement, C&S will be paid an annual fee and will have incentive income opportunities based upon A&P's cost savings and increases in retail sales volume.

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

      Our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Our evaluation did not include the internal controls over financial reporting of Pathmark Stores, Inc. which was acquired on December 3, 2007.
Total assets and total sales for the acquisition represent 27.5% and 14.4%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended February 23, 2008. Based on the evaluation, management has concluded our Company's internal control over financial reporting was effective as of February 23, 2008.


/s/ Eric Claus                                       /s/ Brenda M. Galgano
------------------                                   ------------------------

Eric Claus                                           Brenda M. Galgano
President and                                        Senior Vice President,
Chief Executive Officer                              Chief Financial Officer

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders and the Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiaries at February 23, 2008 and February 24, 2007, and the results of their operations and their cash flows for each of the three years in the period ended February 23, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 23, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for defined pension and other post retirement plans in 2006 and the manner in which it accounts for uncertain tax positions in 2007.

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

As described in Management's Annual Report on Internal Control over Financial reporting, Management has excluded Pathmark Stores, Inc. from its assessment of internal control over financial reporting as of February 23, 2008 because it was acquired by the Company in a purchase business combination during 2007. We have also excluded Pathmark Stores, Inc. from our audit of internal control over financial reporting. Pathmark Stores, Inc. is a wholly-owned subsidiary whose total assets and total sales represent 27.5% and 14.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended February 23, 2008.

/s/ PRICEWATERHOUSECOOPERS LLP

Florham Park, New Jersey
May 8, 2008

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                         Fiscal 2007(a)(b)(c)    Fiscal 2006    Fiscal 2005(d)(e)    Fiscal 2004    Fiscal 2003
                                             (52 Weeks)           (52 Weeks)        (52 Weeks)       (52 Weeks)     (53 Weeks)
                                         --------------------    -----------    -----------------    -----------    -----------
                                                             (Dollars in thousands, except per share amounts)
OPERATING RESULTS
Sales                                    $          6,401,130    $ 5,369,203    $       7,090,018    $ 8,923,508    $ 8,829,477
(Loss) income from operations                         (39,240)       (27,170)            (170,860)        23,300         33,377
Depreciation and amortization                        (178,152)      (148,762)            (174,040)      (220,504)      (225,129)
(Loss) gain on sale of Canadian
   operations                                            (436)        (1,299)             912,129             --             --
Gain on sale of Metro, Inc.                           184,451             --                   --             --             --
Interest expense(f)                                  (111,816)       (65,884)             (84,404)      (107,397)       (98,124)
Income (loss) from continuing
   operations                                          86,980         12,751              518,059        (81,686)       (78,612)
(Loss) income from discontinued
   operations                                        (247,660)        14,142             (125,429)      (106,412)       (70,290)
(Loss) income before cumulative effect
   of change in accounting principle                 (160,680)        26,893              392,630       (188,098)      (148,902)
Cumulative effect of a change in
   accounting principle - FIN 46-R(g)                      --             --                   --             --         (8,047)
Net (loss) income                                    (160,680)        26,893              392,630       (188,098)      (156,949)

PER SHARE DATA
Income (loss) from continuing
   operations - basic                                    2.00           0.31                12.85          (2.12)         (2.04)
(Loss) income from discontinued
   operations - basic                                   (5.69)          0.34                (3.11)         (2.76)         (1.83)
Cumulative effect of a change in
   accounting principle - FIN 46-R(g)                      --             --                   --             --          (0.21)
Net (loss) income - basic                               (3.69)          0.65                 9.74          (4.88)         (4.08)

Income (loss) from continuing
   operations - diluted                                  1.37           0.30                12.72          (2.12)         (2.04)
(Loss) income from discontinued
   operations - diluted                                 (5.59)          0.34                (3.08)         (2.76)         (1.83)
Cumulative effect of a change in
   accounting principle - FIN 46-R(g)                      --             --                   --             --          (0.21)
Net (loss) income - diluted                             (4.22)          0.64                 9.64          (4.88)         (4.08)

Cash dividends (h)                                         --           7.25                   --             --             --
Book value per share (h)                                 7.32          10.36                16.32           6.03          10.20

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA - CONTINUED

                                         Fiscal 2007(a)(b)(c)    Fiscal 2006    Fiscal 2005(c)(d)    Fiscal 2004    Fiscal 2003
                                             (52 Weeks)          (52 Weeks)         (52 Weeks)        (52 Weeks)     (53 Weeks)
                                         --------------------    -----------    -----------------    -----------    -----------
                                                            (Dollars in thousands, except per share amounts)
FINANCIAL POSITION
Current assets                           $            884,426    $   748,908    $       1,210,014    $ 1,164,681    $ 1,198,950
Current liabilities                                   767,337        558,391              610,273      1,078,202      1,083,235
Working capital (h)                                   117,089        190,517              599,741         86,479        115,715
Current ratio (h)                                        1.15           1.34                 1.98           1.08           1.11
Expenditures for property                             122,850        208,159              191,050        216,142        160,951
Total assets                                        3,647,918      2,111,623            2,498,865      2,801,968      2,902,846
Current portion of
   long-term debt (i)                                  11,875         32,069                  569          2,278          2,271
Current portion of
   capital lease obligations                           11,344          1,554                2,274          8,331         15,901
Long-term debt (f)                                    758,886        284,214              246,282        634,028        642,296
Long-term portion of
   capital lease obligations                          157,430         29,938               32,270         52,184         55,243
Total debt                                            939,535        347,775              281,395        696,821        715,711
Debt to total capitalization (h)                           69%            45%                  30%            75%            65%

EQUITY
Stockholders' equity (j)                              418,143        430,670              671,727        233,802        392,759
Weighted average shares
   outstanding - basic                             43,551,459     41,430,600           40,301,132     38,558,598     38,516,750
Weighted average shares
   outstanding - diluted                           44,295,214     41,902,358           40,725,942     38,558,598     38,516,750
Number of registered
   stockholders (h)                                     5,856          4,649                4,916          5,289          5,469

OTHER (h)
Number of employees                                    51,000         38,000               38,000         73,000         74,185
New store openings                                         10             10                    3             24             19
Total number of stores at year end                        447            406                  405            647            633
Total store area
   (square feet)                                   18,813,135     16,538,410           16,508,969     25,583,138     24,724,168
Number of franchised
   stores served at year end                               --             --                   --             42             63
Total franchised store
   area (square feet)                                      --             --                   --      1,375,611      2,048,016

(a) On December 3, 2007, our Company completed the acquisition of Pathmark Stores, Inc.

(b) As of February 23, 2008 our Midwest and Greater New Orleans operations were classified as discontinued operations.

(c) In November 2007, the Company completely disposed of its investment in Metro, Inc.

(d) At the close of business on August 13, 2005, our Company completed the sale of our Canadian business to Metro, Inc.

(e) On February 27, 2005 (the first day of our 2005 fiscal year), our Company adopted FAS 123R and recorded share-based compensation expense of $8.2 million and $9.0 million in fiscal 2006 and fiscal 2005, respectively.

(f) In fiscal 2005, we repurchased the majority of our 7.75% Notes due April 15, 2007 and our 9.125% Senior Notes due December 15, 2011.

(g) In fiscal 2003, the Financial Accounting Standards Board issued revised Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of `Accounting Research Bulletin No. 51' ". As of February 23, 2003 we adopted its guidance as we were deemed the primary beneficiary and included the franchisee operations in our consolidated financial statements for fiscal 2003, fiscal 2004 and fiscal 2005.

(h)   Not derived from audited financial information.

(i)   In April 2007, our 7.75% Notes become due and payable in full.

(j) On April 25, 2006, our Company paid a special one-time dividend to our stockholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of "Additional paid in capital" in our Consolidated Balance Sheets at February 24, 2007.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

EXECUTIVE OFFICERS

CHRISTIAN W. E. HAUB
Executive Chairman

ERIC CLAUS
President and
Chief Executive Officer

BRENDA M. GALGANO
Senior Vice President,
Chief Financial Officer

ANDREAS GULDIN
Executive Managing Director,
Strategy & Development

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

REBECCA PHILBERT
Senior Vice President,
Merchandising & Supply and Logistics

PAUL WISEMAN
Senior Vice President,
Store Operations

WILLIAM MOSS
Vice President and Treasurer

MELISSA E. SUNGELA
Vice President and Corporate Controller

BOARD OF DIRECTORS

CHRISTIAN W. E. HAUB (c)(e)
Executive Chairman

JOHN D. BARLINE, ESQ. (c)
Williams, Kastner & Gibbs LLP,
Tacoma, Washington

JENS-JURGEN BOCKEL (d)
Chief Financial Officer and
Member of the Managing Board
Tengelmann Warenhandelsgesellschaft KG
Mulheim, Germany

BOBBIE A. GAUNT (a)(b)(c)(d)(e)
Former President and CEO,
Ford Motor Company of Canada

ANDREAS GULDIN (c)(e)
Executive Managing Director,
Strategy & Development

DAN P. KOURKOUMELIS (a)(c)(d)
Former President and CEO,
Quality Food Centers, Inc.

EDWARD LEWIS (a)(b)(d)
Chairman and Founder,
Essence Communications Inc.

GREGORY MAYS (a)(b)(d)
Former Chairman and CEO,
Wild Oats Markets

MAUREEN B. TART-BEZER (a)(b)(d)(e)
Former Executive Vice President &
Chief Financial Officer
Virgin Mobile USA, LLC

(a)   Member of Audit/Finance Committee (Maureen B. Tart-Bezer, Chair)

(b)   Member of Human Resources & Compensation Committee (Bobbie A. Gaunt,
      Chair)

(c)   Member of Executive Committee (Christian W. E. Haub, Chair)

(d)   Member of Governance Committee (Dan P. Kourkoumelis, Chair)

(e) Member of Closing & Integration Committee (Andreas Guldin and Maureen B. Tart-Bezer, Co-Chairs)

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

FORM 10-K

Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey. Exhibits to the Form 10-K include the most recent certifications by A&P's Chief Executive Officer and Chief Financial Officer. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 9:00 a.m. (EDT) on Thursday, July 17, 2008 at
The Woodcliff Lake Hilton
200 Tice Boulevard
Woodcliff Lake, New Jersey, USA

COMMON STOCK

Common stock of our Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is generally reported in newspapers and periodical tables as "GtAtPc".

(C) 2008 The Great Atlantic & Pacific Tea Co., Inc. All rights reserved.