Form 10-K, Exhibit 13
period 2009-02-28
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2009-05-12
CIK 43300

The Great Atlantic & Pacific Tea Company, Inc.

                                   Fiscal 2008
                          Annual Report to Stockholders



                                     [LOGO]

Table of Contents
-----------------
Executive Chairman Letter to Stockholders..................................    3
President and Chief Executive Officer Letter to Stockholders...............    5
Management's Discussion and Analysis.......................................    7
Consolidated Statements of Operations......................................   42
Consolidated Statements of Stockholders' Equity
       and Comprehensive (Loss) Income.....................................   43
Consolidated Balance Sheets................................................   45
Consolidated Statements of Cash Flows......................................   46
Notes to Consolidated Financial Statements.................................   47
Management's Annual Report on Internal Control over Financial Reporting....  110
Report of Independent Registered Public Accounting Firm....................  111
Five Year Summary of Selected Financial Data...............................  113
Executive Officers.........................................................  115
Board of Directors.........................................................  115
Stockholder Information....................................................  116


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

EXECUTIVE CHAIRMAN LETTER TO STOCKHOLDERS
-----------------------------------------

Dear Fellow Stockholders:

         This has undoubtedly been a very turbulent year. The unprecedented challenging economic environment has resulted in the near collapse of the financial markets and has led to a global recession. While we are fortunate to be in the food business, we are not immune to the challenges of the recession. Although we have begun to notice changes in our customers' behavior, there has been progress made on many fronts in our Company during the year.

         Despite these external challenges, the Company delivered solid results with positive sales and improved earnings year-over-year, while at the same time completing the integration of the Pathmark acquisition.

         There were certainly some obstacles that had to be overcome along the way, but combining with Pathmark has strengthened the overall Company and put us into a more resilient position to withstand the current economic challenges. The Company has realized significant synergies from the acquisition, which will continue into the coming years.

         I remain optimistic in our outlook; although the short-term remains very difficult to predict, I believe the Company is well positioned to weather the economic storm. We are very focused on liquidity and have taken all the appropriate measures to preserve cash and maintain a prudent amount of liquidity. Longer term, A&P's strategic position remains strong and we will utilize this period of economic dislocation to further improve our business operations, reduce our cost base and increase our competitiveness.

         Unfortunately, our stock price performance declined significantly during the past twelve months and I believe this is indicative of the challenges retailers are facing in these difficult times. As such, the numerous factors that have contributed to our decline are similar to those that have driven down stock all over the world, including an aversion by investors to companies with perceived higher risk and leverage. However, I believe that over time, as the market stabilizes and the Company continues to make progress and deliver results, our stock price will be more reflective of the Company's intrinsic value.

         Clearly, the U.S. retail market is facing one of the most difficult years in 2009. However, our Company is prepared for the challenges ahead. The Company's diverse retail format strategy allows us to react quickly and compete effectively, within whatever the economic environment dictates. As such, we have shifted our strategy to meet the demands of our customers for saving money every time they shop in our stores, while still offering them high quality, nutritious foods. The roll-out of our comprehensive new private label program is playing a key role in this strategy, as well as our ability to quickly convert to our Price Impact and Discount formats.

         2009 is also significant in that it marks the Company's historic 150th Anniversary - an important milestone not only in our history but in our country's heritage, as we are the oldest grocery retailer in the United States. Founded in 1859, the Great Atlantic & Pacific Tea Company has played an integral role in shaping the way food retailers understand and serve customers, employees, communities, and the environment. The Company's legacy is its ability to provide shoppers with quality products at the most affordable prices. It has been a privilege to serve American families for generations and we look forward to continuing doing so for many more generations to come. Personally, this anniversary is especially meaningful. My family has been in the retail business for five generations. Their decisions, faith and fortitude grew a business enterprise that provided employment and sustenance for countless thousands, while serving a fundamental societal need. But the idea of constantly striving to build something better for those who will follow is, to me, a basic and fundamental driver. It is my legacy, along with the Board of Directors, the Executive Management Team and the thousands of hard working employees, that preserves that principle and tradition and on behalf of all - I would like to thank you for making us your neighborhood grocery store for 150 years.

         I would like to also take a moment to thank our Board of Directors, whose guidance over the past year has been critical, especially in this time of unprecedented crisis and uncertainty. Additionally, I would like to commend the Executive Management Team under the leadership of our CEO, Eric Claus, for their quick actions and adjustments they made to the fast changing environment this past year and the solid results they generated during a very difficult environment. This team's unwavering passion is steering the Company through these unprecedented times. Finally, I would be remiss if I did not praise the Pathmark Integration Team for a job well done. The integration of Pathmark is complete and has positioned Pathmark for success, which is a testament to their focused due diligence efforts and continuing support.

         As we celebrate our historic 150th Anniversary, I remain confident in the longer-term prospects of the new A&P, as our strong strategic position in the Northeast, our successful format strategy and the business optimization potential we have identified, positions us to effectively navigate through the economic storm and emerge as a stronger competitor once the economy recovers.

Sincerely,

/s/ Christian Haub

Christian Haub
Executive Chairman

PRESIDENT AND CHIEF EXECUTIVE OFFICER LETTER TO STOCKHOLDERS
------------------------------------------------------------

Dear Fellow Stockholders:

         Although we are living in very tumultuous times, 2008 has been a year of true progress on many fronts. This year the Company forged a definite trajectory path towards enhanced performance in the longer-term. While cost inflation continued, the Company stayed committed to enhancing our price positioning to meet our customers' financially strained budgets. In order to do so, we continuously modified our merchandising and marketing strategies, as necessary.

         As part of these efforts, we put considerable emphasis into rebranding, packaging and consolidating our private label portfolio, which grew significantly to over a 17% penetration rate. Our private label program has now been harmonized between Pathmark and our other Core A&P business, with America's Choice and Smart Price labels as our anchor brands. The Pathmark consumer has overwhelmingly embraced the addition of the America's Choice line as the former Pathmark brand was phased out.

         The Company has also completed the Pathmark integration and while we have met with some obstacles, we are definitely reaping the benefits of this strategic decision. At the end of 2008, the Company realized our anticipated synergies of $150 million, of which approximately $111 million were recognized during fiscal 2008.

         Our relationship with our distribution provider and partner, C&S, continues to provide enhanced benefits as we collectively seek our cost savings and efficiencies while managing our individual businesses. This year, service levels were the best realized in many years.

         Our format strategy continues to be highly impactful as it allows us to be relevant in every market we serve with our teams continuously striving for enhanced improvement of our financial performance in spite of the economic environment.

Fresh Format
         After 3 1/2 years of strategic development, our Fresh format, including the A&P, Waldbaum's and SuperFresh banners' performance continues to deliver year-over-year same-store sales growth and earnings. EBITDA in Fresh increased due to the implementation of numerous initiatives. Our Fresh merchants and operators delivered a superior shopping experience that provides value and an exceptional Fresh offer.

Gourmet Format
         Our Gourmet business, better known as The Food Emporiums in Manhattan, is having one of the best years in recent history despite the crisis on Wall Street. This banner had a record year with top line sales growth exceeding the industry average and bottom line delivering nearly 50% better than in prior year.

Price Impact Format
         Our Price Impact format, known as the Pathmark banner, experienced a softer top line than the Company average. While this was disappointing, due to diligent efforts of our team, we were able to improve merchandising income period-after-period through enlisting the proper people, implementing core strategies and correcting our system and process issues.

         We have realized significant synergies from the acquisition, which will continue for years to come and provide us the necessary resources to effectively compete in this difficult environment. The overall benefits of the transaction have so far been tremendous and I want to thank the entire team for their hard work leading to the completion of the integration one year after the close of the acquisition.

Discount Format
         Our Discount business Food Basics is doing phenomenally well, as it is a particularly relevant format during these tough recessionary times. The Food Basics banner is realizing significant growth, with double digit comparable sales and a bottom line that outpaces the prior year. This format has much future growth potential.

         Going forward into 2009, we are prepared to meet the challenges of a worsening economy and are consistently tailoring new merchandising strategies to meet the needs of our financially strained consumers. These new programs will allow us to be more effective in driving the grocery basket down. I believe that the Company is well positioned with a diverse retail format strategy to react to and compete effectively.

         I would like to personally thank my direct team as well as our associates for their commitment, tremendous hard work and tireless dedication during these tough times; and Christian Haub, our Executive Chairman and the Board of Directors, whose leadership and direction has been instrumental in navigating through this year.

Sincerely,

/s/ Eric Claus

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

o    Basis of Presentation -- a discussion of our Company's fiscal year-end.

o Overview -- a general description of our business; the value drivers of our business; measurements; opportunities; challenges and risks; and initiatives.

o Recent Announcements -- a discussion of certain major announcements during fiscal 2008.

o Operating Results -- a summary discussion of operating results during fiscal 2008.

o 2009 Outlook -- a discussion of certain trends or business initiatives for the upcoming year that Management wishes to share with the reader to assist in understanding the business.

o Review of Operations and Liquidity and Capital Resources - a discussion of results for fiscal 2008, 2007 and 2006, significant business initiatives, current and expected future liquidity and the impact of various market risks on our Company.

o Market Risk -- a discussion of the impact of market changes on our consolidated financial statements.

o Critical Accounting Estimates -- a discussion of significant estimates made by Management.


BASIS OF PRESENTATION
---------------------

         Our fiscal year ends on the last Saturday in February. Fiscal 2008 was comprised of 53 weeks, consisting of 12 four-week periods and one five-week period, which was during our fourth quarter. Fiscal 2007 and 2006 were each comprised of 52 weeks, consisting of 13 four-week periods. Except where noted, all amounts are presented in millions.

OVERVIEW
--------

         The Great Atlantic & Pacific Tea Company, Inc., based in Montvale, New Jersey, operates conventional supermarkets, combination food and drug stores and discount food stores in 8 U.S. states and the District of Columbia. Our Company's business consists strictly of our retail operations, which totaled 436 stores as of February 28, 2009.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


         During the second quarter ended September 6, 2008, our chief operating decision maker changed the manner by which our results are evaluated, therefore, our reportable segments have been revised to be consistent with the way we currently manage our business. Accordingly, we have revised our segment reporting to report in five operating segments: Fresh, Price Impact, Gourmet, Other and our investment in Metro, Inc. The Other segment includes our Food Basics and Liquor businesses. Our investment in Metro, Inc. represents our former economic interest in Metro, Inc. The criteria necessary to classify the Midwest and Greater New Orleans area as discontinued were satisfied in fiscal 2007 and these operations have been classified as such in our Consolidated Statements of Operations for fiscal 2008, fiscal 2007 and fiscal 2006.

RECENT ANNOUNCEMENTS
--------------------

         On March 7, 2008, our Company entered into a definitive agreement with C&S Wholesale Grocers, Inc. ("C&S") whereby C&S provides warehousing, logistics, procurement and purchasing services (the "Services") in support of the Company's entire supply chain. This agreement replaced and superseded three
 (3) separate wholesale supply agreements under which the parties have been operating. The term of the agreement is ten and one-half (10-1/2) years, which includes a six-month "ramp-up" period during which the parties will transition to the new contractual terms and conditions. The agreement provides that the actual costs of performing the services shall be reimbursed to C&S on an "open-book" or "cost-plus" basis, whereby the parties will negotiate annual budgets that will be reconciled against actual costs on a periodic basis. The parties will also annually negotiate service specifications and performance standards that will govern warehouse operations. The agreement defines the parties' respective responsibilities for the procurement and purchase of merchandise intended for use or resale at the Company's stores, as well as the parties' respective remuneration for warehousing and procurement/purchasing activities. In consideration for the services it provides under the agreement, C&S will be paid an annual fee and will have incentive income opportunities based upon A&P's cost savings and increases in retail sales volume.

         On May 7, 2008, 4,657,378 Series A warrants, scheduled to expire on June 9, 2008, were exercised by Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund I, L.P. and Yucaipa American Alliance (Parallel) Fund I, L.P. Our Company opted to settle the Series A warrants in cash totaling $45.7 million rather than issuing additional common shares.

         On September 27, 2008, our Company agreed to sell C&S all general merchandise, health beauty and cosmetics, seasonal grocery and other such merchandise warehoused at our distribution center located in Edison, New Jersey. The cost of this inventory was approximately $29.9 million and we repurchased the entire inventory at the end of our third quarter of fiscal 2008. No gain, loss or revenue was recorded on the sale.

OPERATING RESULTS
-----------------

         Despite the challenging economic environment, our Company has made progress on numerous initiatives. The Pathmark integration has been completed and while there have been some challenges we are already realizing many of the benefits of this acquisition.

         We realized our anticipated synergies of $150 million, of which approximately $111 million were recognized during fiscal 2008, comprised of reduced administrative costs ($67 million), reduced merchandise costs ($28 million), as well as reductions in store operating and marketing and advertising costs ($16 million).

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


         We maintained all necessary liquidity during the fourth quarter of fiscal 2008 with availability of $96.2 million under our Credit Agreement and invested cash available to reduce borrowings and/or for future operations of $67.0 million as of February 28, 2009.

         Our format strategy continues to be successful as it allows us to be relevant in every market we serve.

Fresh Format
(A&P, Waldbaum's and SuperFresh)
         Our Fresh Format performance continues to deliver strong year-over-year same store sales growth and strong earnings growth. Our Fresh Team has been working hard to deliver a superior store experience and our stores and performance illustrates their effectiveness.

Price Impact
(Pathmark and Pathmark Sav-A-Center)
         Our Price Impact format's top line was softer than the Company average. After acquiring Pathmark a year ago, we experienced some challenges with the integration and operations of the business. Since the second quarter of fiscal 2008, we have experienced significant improvements in our gross margin rate, with the exception of stock losses in our center store, which have increased with the declining economy. In addition, we have incurred higher labor costs, both in productive and fringe costs. We have improved gross margin rates by increasing merchandising income as a result of the proper people and strategies being in place and improvements to system and process issues. In-stock positions have also continued to improve over the last two quarters. Currently we continue to work on reducing stock losses and increasing labor efficiencies by executing strategies that improve results in our other formats. We are confident that this format is on track to deliver promising results although there can be no assurance that this will happen.

Gourmet
(The Food Emporium)
         Our Gourmet stores located in Manhattan continue to produce significant growth in sales and segment income despite the impact of the economic crisis. This banner is delivering top line sales growth that exceeds the industry average and a bottom line that is nearly 50% better than the prior year. We believe the Gourmet team's commitment to new product innovation and better store standards is delivering on customer and financial expectations.

Other
(Food Basics, Best Cellars and A&P Liquors)
         Our Discount business operating under the Food Basics banner is realizing growth in both sales and segment income. This business is doing extremely well as it is a particularly relevant format during this challenging economic environment. The Food Basics banner is realizing double digit comparable sales and a bottom line that outpaces the prior year and our internal expectations. We believe this format has much future growth potential.

         Additionally we have opened two additional A&P Best Cellars stand alone liquor stores in Ridgefield, CT and Riverside, CT and expect to commence more in-store renovations.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


2009 OUTLOOK
------------

         This has been a very turbulent year with an unprecedented challenging economic environment. Despite this challenge, we continued to deliver solid overall results with strong sales year-over-year, while at the same time completing the integration of the Pathmark acquisition. We believe combining with Pathmark has strengthened our Company and positioned us well to withstand economic challenges. Additionally, we have realized significant synergies from the acquisition which we believe will continue into 2009 and provide the necessary resources to effectively compete in this difficult environment.

         We expect that in 2009 the US retail market will face one of the most difficult and challenging years as our customers are expected to have lower disposable income. However, we believe our Company is preparing for the challenges ahead by shifting our strategy to meet the demands of our customers who have lowered their weekly shopping budget while still providing high quality, nutritious foods. Our comprehensive new private label program is a critical component of our strategy as well as strategic store conversions.

         In 2009, we will celebrate our historic 150th anniversary. We believe that our strong strategic position in the Northeast, our successful format strategy and our resolve to implement strategic changes, positions us to effectively manage the challenging economic environment and remain cautiously optimistic in our long-term prospects. We recognize that this recession has been projected to worsen and have consequently been tailoring new merchandising strategies that we will employ to be more effective offering cost-effective alternatives for our customers.

         We believe that our present cash resources, including invested cash on hand, available borrowings from our $675 million Credit Agreement and other sources, are sufficient to meet our needs. Based on information available to us, as of our filing date, we have no indication that the financial institutions acting as lenders under our $675 million Credit Agreement would be unable to fulfill their commitments. However, given the current economic environment and credit market crisis, there is no assurance that this may not change in the foreseeable future.

         Various factors could have a negative effect on our Company's financial position and results of operations. These risk factors include, among others, the following:

o Our retail food business and the grocery retailing industry continues to experience aggressive competition from mass merchandisers, warehouse clubs, drug stores, convenience stores, discount merchandisers, dollar stores, restaurants, other retail chains, nontraditional competitors and emerging alternative formats in the markets where we have retail operations. Competition with these outlets is based on price, store location, advertising and promotion, product mix, quality and service. Some of these competitors may have greater financial resources, lower merchandise acquisition costs and lower operating expenses than we do, and we may be unable to compete successfully in the future. Price-based competition has also, from time to time, adversely affected our operating margins. Competitors' greater financial strengths enable them to participate in aggressive pricing strategies selling inventory below costs to drive overall increased sales. Our continued success is dependent upon our ability to effectively compete in this industry and to reduce operating expenses, including managing health care and pension costs contained in our collective bargaining agreements. The competitive practices and pricing in the food industry generally

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


     and particularly in our principal markets may cause us to reduce our prices in order to gain or maintain our market share of sales, thus reducing margins.

o Our in-store pharmacy business is also subject to intense competition. In particular, an adverse trend for drug retailing has been significant growth in mail-order and Internet-based prescription processors. Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products. In addition, the conversion of various prescription drugs to over-the-counter medications, the withdrawal of certain drugs from the market and changes in third party reimbursement levels for prescription drugs, including changes in Medicare Part D or state Medicaid programs, may have a material adverse effect on our business. Failure to properly adhere to Federal, State and local government rules and regulations or applicable Medicare and Medicaid regulations could result in the imposition of civil, as well as criminal penalties.

o The retail food and food distribution industries, and the operation of our businesses, specifically in the New York -- New Jersey and Philadelphia regions, are sensitive to a number of economic conditions and other factors such as (i) food price deflation or inflation, (ii) softness in local and national economies, (iii) increases in commodity prices, (iv) the availability of favorable credit and trade terms, (v) changes in business plans, operations, results and prospects, (vi) potential delays in the development, construction or start-up of planned projects, and (vii) other economic conditions that may affect consumer buying habits. Any one or more of these economic conditions can affect our retail sales, the demand for products we distribute to our retail customers, our operating costs and other aspects of our business. Failure to achieve sufficient levels of cash flow at reporting units could result in impairment charges on goodwill and/or long-lived assets.

o Acts of war, threats of terror, acts of terror or other criminal activity directed at the grocery or drug store industry, the transportation industry, or computer or communications systems, could increase security costs, adversely affect our operations, or impact consumer behavior and spending, as well as customer orders.

o Other events that give rise to actual or potential food contamination, drug contamination, or food-borne illness could have an adverse effect on our operating results. We could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. Adverse publicity about these types of concerns, whether or not valid, could discourage consumers from buying products in our stores. The real or perceived sale of contaminated food products by us could result in a loss of consumer confidence and product liability claims, which could have a material adverse effect on our sales and operations.

o Our operations subject us to various laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous materials and the cleanup of contaminated sites. Under some environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as CERCLA or the Superfund law, and similar state statues, responsibility for the entire cost of cleanup of a contaminated site can be imposed upon any current or former site owners or operators, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. From time to time, we have been named as one of many potentially responsible parties at Superfund sites, although our share of liability has typically been de minimis. Although we believe that we are currently in substantial

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


     compliance with applicable environmental requirements, future developments, such as more aggressive enforcement policies, new laws or discoveries of unknown conditions, may require expenditures that may have a material adverse effect on our business and financial condition.

o Our capital expenditures could differ from our estimate if development and remodel costs vary from those budgeted, or if performance varies significantly from expectations or if we are unsuccessful in acquiring suitable sites for new stores.

o Our ability to achieve our profit goals will be affected by (i) our success in executing category management and purchasing programs that we have underway, which are designed to improve our gross margins and reduce product costs while making our product selection more attractive to consumers, (ii) our ability to achieve productivity improvements and reduce shrink in our stores, (iii) our success in generating efficiencies in our supporting activities, and (iv) our ability to eliminate or maintain a minimum level of supply and/or quality control problems with our vendors.

o The majority of our employees are members of labor unions. While we believe that our relationships with union leaderships and our employees are satisfactory, we operate under collective bargaining agreements which periodically must be renegotiated. In the coming year, we have several contracts expiring and under negotiation. In each of these negotiations, rising health care and pension costs will be an important issue, as will the nature and structure of work rules. We are hopeful, but cannot be certain, that we can reach satisfactory agreements without work stoppages in these markets. However, the actual terms of the renegotiated collective bargaining agreements, our future relationships with our employees and/or a prolonged work stoppage affecting a substantial number of stores could have a material adverse effect on our results.

o The amount of contributions made to our pension and multi-employer plans will be affected by the performance of investments made by the plans and the extent to which trustees of the plans reduce the costs of future service benefits. Certain multi-employer plans have reached an unfunded status below current regulatory requirements. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans, which benefits could be significant and material for our Company.

o We are currently required to acquire a majority of our saleable inventory from one supplier, C&S Wholesale Grocers, Inc. Although there are a limited number of distributors that can supply our stores, we believe that other suppliers could provide similar product on reasonable terms. However, a change in suppliers could cause a delay in distribution and a possible loss of sales, which would affect operating results adversely.

o We have estimated our exposure to claims, administrative proceedings and litigation and believe we have made adequate provisions for them, where appropriate. Unexpected outcomes in both the costs and effects of these matters could result in an adverse effect on our earnings.

o Tengelmann, A&P's former majority stockholder, owns beneficially and of record a substantial percentage of our common stock on a fully diluted basis. As a result of this equity ownership and our stockholder agreement with Tengelmann, Tengelmann has the power to significantly influence the results of stockholder votes and the election of our board of directors, as well as transactions involving a

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


     potential change of control of our Company. Tengelmann may support strategies and directions for our Company which are in its best interests but which are opposed to other stockholder interests.

o Our substantial indebtedness could impair our financial condition. Our indebtedness could make it more difficult for us to satisfy our obligations, which could in turn result in an event of default on our obligations, require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, or other general corporate purposes, impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other general corporate purposes, diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally, limit our flexibility in planning for, or reacting to, changes in the economy, our business and the industry in which we operate, and place us at a competitive disadvantage compared to competitors that have proportionately less debt. Our $675 million Credit Agreement contains restrictive covenants customary for credit facilities of that type which limit our ability to incur additional debt, pay dividends, grant additional liens, make investments and take other actions. These restrictions may limit our flexibility to undertake future financings and take other actions. If we are unable to meet our debt service obligations, we could be forced to repay our indebtedness prior to its scheduled maturity, restructure or refinance our indebtedness, seek additional equity capital or sell assets and may force liquidity issues. We may be unable to obtain debt and/or equity financing or sell assets on satisfactory terms, or at all. In addition, our Credit Agreement bears interest at a variable rate. If market interest rates increase, such variable-rate debt will have higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

o We are the primary obligor for a significant number of closed stores and warehouses under long-term leases primarily located in the Midwest. Our ability to sublet or assign these leases depends on the economic conditions of the real estate markets in which these leases are located. We have estimated our obligation under these leases, net of expected subleases and we have reserved for them, where appropriate. Unexpected changes in the marketplace or with individual sublessors could result in an adverse effect on our cash flow and earnings.

o Fluctuating fuel costs may adversely affect our operating costs since we incur the cost of fuel in connection with the transportation of goods from our warehouse and distribution facilities to our stores. In addition, operations at our stores are sensitive to rising utility fuel costs due to the amount of electricity and gas required to operate our stores. In the event of rising fuel costs, we may not be able to recover rising utility and fuel costs through increased prices charged to our customers. Our profitability is particularly sensitive to the cost of oil. Oil prices directly affect our product transportation costs and fuel costs due to the amount of electricity and gas required to operate our stores as well as our utility and petroleum-based supply costs, including plastic bags.

o We are subject to federal, state and local laws and regulations relating to zoning, land use, environmental protection, work place safety, public health, community right-to-know, beer and wine sales, pharmaceutical sales and gasoline station operations. A number of states and local jurisdictions regulate the licensing of supermarkets, including beer and wine license grants. In addition, under certain local regulations, we are prohibited from selling beer and wine in certain of our stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with these laws

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

     could reduce the revenue and profitability of our supermarkets and could otherwise adversely affect our business, financial condition or results of operations. In addition, any changes in these laws or regulations could significantly increase our compliance costs and adversely affect our results of operations, financial condition and liquidity.

o We have large, complex information technology systems that are important to our business operations. We could encounter difficulties developing new systems and encounter difficulties maintaining, upgrading or securing our existing systems. Such difficulties could lead to significant expenses or losses due to disruption in our business operations.

o Our articles of incorporation permit our board of directors to issue preferred shares without first obtaining stockholder approval. If we issued preferred shares, these additional securities may have dividend or liquidation preferences senior to our common stock. If we issued convertible preferred shares, a subsequent conversion may dilute the current common stockholders' interest. Issuance of such preferred stock could adversely affect the price of our common stock.

o Current economic conditions have been, and continue to be volatile. As a result of concern about the stability of the markets and the strength of counterparties, many financial institutions have reduced and, in some cases, ceased to provide funding to borrowers. Based on information available to us, as of our filing date, we have no indication that the financial institutions acting as lenders under our Credit Agreement would be unable to fulfill their commitments. Continued turbulence in the global credit markets and U.S. economy may adversely affect our results of operations, financial condition and liquidity.

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

FISCAL 2008 COMPARED WITH FISCAL 2007
-------------------------------------

         Sales for fiscal 2008 were $9,516.2 million, compared with $6,401.1 million for fiscal 2007; primarily due to the acquisition of Pathmark, sales generated during the 53rd week included in fiscal 2008, and an increase of 2% in comparable store sales, which include stores that have been in operation for two full fiscal years and replacement stores. These increases in sales were partially offset by reduced sales resulting from store closures. Loss from continuing operations of $86.2 million in fiscal 2008 decreased as compared to income from continuing operations of $87.0 million for fiscal 2007, primarily due to (i) the absence of the fiscal 2007 gain on disposition of Metro, Inc. of $184.5 million. Loss from discontinued operations decreased to $53.7 million for fiscal 2008 from $247.7 million for fiscal 2007 due to the absence

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued



of the 2007 sale and closure of stores in the Midwest and the Greater New Orleans areas. Net loss per share - basic and diluted for fiscal 2008 was $2.74 and $5.41, respectively, compared to net loss per share - basic and diluted of $3.69 and $4.22, respectively, for fiscal 2007.


                                                                      Favorable
                                       Fiscal 2008     Fiscal 2007   (unfavorable)     % Change
                                       -----------     -----------   -------------     --------
Sales                                    $ 9,516.2       $ 6,401.1       $ 3,115.1          48.7%
Increase in comparable store sales             2.0%            2.4%             NA             NA
(Loss) income from continuing operations     (86.2)           87.0          (173.2)         >100%
Loss from discontinued operations            (53.7)         (247.7)          194.0          78.3%
Net loss                                    (139.9)         (160.7)           20.8          12.9%
Net loss per share - basic                   (2.74)          (3.69)           0.95          25.7%
Net loss per share - diluted                 (5.41)          (4.22)          (1.19)        (28.2%)

         Average weekly sales per supermarket were approximately $423.8 thousand for fiscal 2008 versus $371.4 thousand for the corresponding period of the prior year, an increase of 14.1%, primarily due to the acquisition of Pathmark in December of 2007, which has larger supermarkets.

SALES
-----

                                                           Fiscal
                                              --------------------------------
                                                    2008             2007
                                              ---------------   --------------
Sales
   Fresh                                      $      4,818.3    $     4,840.1
   Price Impact*                                     4,161.2          1,065.9
   Gourmet                                             281.8            257.5
   Other                                               254.9            231.8
   Investment in Metro, Inc.                             --               5.8
                                              -------------     -------------
Total sales                                   $      9,516.2    $     6,401.1
                                              ==============    =============

---------------------------
* Includes sales from A&P stores that have been subsequently converted to Pathmark stores.


         Sales increased from $6,401.1 million in fiscal 2007 to $9,516.2 million in fiscal 2008, primarily due to the increase in the Price Impact segment of $3,095.3 million as a result of the acquisition of Pathmark in the fourth quarter of fiscal 2007, additional sales of $168.2 million generated during the 53rd week included in fiscal 2008, and an increase in comparable store sales of $94.2 million, partially offset by the absence of sales from store closures of $195.7 million. The decrease in sales in our Fresh segment of $21.8 million is primarily related to the absence of sales from store closures of $185.7 million partially offset by additional sales recorded during the 53rd week in fiscal 2008 of $83.8 million, an increase in comparable store sales of $68.4 million, and an increase in sales from new store openings of $11.7 million. The increase in sales in our Gourmet segment of $24.3 million is primarily due to an increase in comparable store sales. The sales increase of $23.1 million, or 10.0%, in our Other segment, representing Discount and Liquor, is primarily due to an increase in comparable store sales driven by our remodel program, partially offset by decreased sales due to store closures. During fiscal 2007, our information technology agreement with Metro, Inc. expired. Refer to Note 18 - Segments for further discussion of our reportable segments.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


GROSS MARGIN
------------

         Gross margin as a percentage of sales decreased 26 basis points to 30.51% for fiscal 2008 from 30.77% for fiscal 2007. Excluding the impact of the acquisition of Pathmark, which operates on lower gross margins, the gross margin rate increased 97 basis points. This increase is primarily driven by the realization of lower net costs from buying synergies and improved overall margins, particularly in the fresh departments.

         The following table details how volume and rate impact the gross margin dollar increase (decrease) from fiscal 2007 to fiscal 2008:

                         Sales Volume                Rate                    Total
                     --------------------       -------------            --------------
Total Company        $          958.6         $          (25.4)         $         933.2

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------

         Store operating, general and administrative ("SG&A") expense was $2,949.8 million or 31.0% as a percentage of sales for fiscal 2008, as compared to $2,009.1 million or 31.4% as a percentage of sales for fiscal 2007.

         SG&A expenses for fiscal 2008 included (i) net real estate expenses of $40.2 million, or 42 basis points; (ii) Pathmark acquisition related costs of $36.6 million, or 38 basis points; (iii) pension obligation costs of $28.9 million, or 30 basis points, recorded in connection with our withdrawal from the UFCW Local 342 Amalgamated Pension Plan; (iv) costs relating to a voluntary labor buyout program of $3.1 million, or 3 basis points; (v) costs relating to our withdrawal of the Grocery Haulers, Inc. employees servicing Pathmark Stores from the Local 863 Union Multiemployer Pension Plan of $2.7 million, or 3 basis points; and (vi) net losses on restructuring activity of $0.4 million. These charges were partially offset by recoveries from our VISA/MasterCard antitrust class action litigation (Refer to Note 21 - Commitments and Contingencies) of $2.2 million, or 2 basis points; and a reversal of $5.2 million, or 5 basis points, for compensation expense related to restricted stock that had been previously recognized for performance targets that are no longer probable of being met (Refer to Note 16 - Stock Based Compensation).

         SG&A expenses for fiscal 2007 included (i) Pathmark acquisition related costs of $17.9 million, or 28 basis points; (ii) a change in estimate of self-insurance settlement costs for prior year claims related to Pathmark of $9.8 million, or 15 basis points; (iii) costs related to a mass withdrawal from a multi-employer union pension plan for Local 174 of $5.9 million, or 9 basis points and (iv) net losses on restructuring activity of $4.4 million, or 7 basis points. These charges were partially offset by net gains on real estate activity of $14.1 million, or 22 basis points, recorded during fiscal 2007.

         Excluding the items listed above, SG&A as a percentage of sales decreased 111 basis points for fiscal 2008 as compared to fiscal 2007, primarily due to a decrease in corporate and banner administrative expenses of 61 basis points, a decrease in occupancy related costs of 54 basis points and a decrease in advertising related costs of 17 basis points, partially offset by increased labor costs of 17 basis points.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


         During fiscal 2008 and fiscal 2007, we recorded impairment losses on long-lived assets relating to closure or conversion of stores in the normal course of business of $14.1 million and $11.7 million, respectively.

         The effects of changes in estimates of useful lives were not material to ongoing depreciation expense. If current operating levels do not continue to improve, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

SEGMENT INCOME (LOSS)
---------------------

                                                              Fiscal
                                                      ---------------------
                                                        2008         2007
                                                      --------     --------
Segment income
   Fresh                                              $  147.1     $   77.4
   Price Impact*                                          20.5         20.8
   Gourmet                                                24.9         16.6
   Other                                                   2.2         (2.9)
                                                      --------     --------
Total segment income                                  $  194.7     $  111.9
                                                      ========     ========

-----------------------
* Includes results from A&P stores that have been subsequently converted to Pathmark stores.

         Segment income increased $82.8 million from $111.9 million in fiscal 2007 to $194.7 million in fiscal 2008. Included within the Price Impact segment income were results from our Pathmark business acquired during the fourth quarter of fiscal 2007 and the conversion of Pathmark Sav-A-Center stores during the third quarter of fiscal 2008. Our Fresh segment experienced an increase in segment income of $69.7 million, primarily resulting from decreased labor and occupancy related costs. Segment income from our Gourmet business improved by $8.3 million, primarily as a result of an improved gross margin rate, partially offset by increased operating costs, mainly relating to labor and occupancy. The increase in segment income of $5.1 million in our Other segment, representing Discount and Liquor, is primarily due to improved sales and margin rates. Refer to Note 18 - Segments for further discussion of our reportable segments.

GAIN ON SALE OF METRO, INC.
---------------------------

         During fiscal 2007, we sold all shares of our holding in Metro, Inc., resulting in a gain of $184.5 million. There were no such gains during fiscal 2008.

NONOPERATING INCOME
-------------------

         During fiscal 2008 and 2007, we recorded $116.9 million and $37.4 million, respectively, of fair value favorable adjustments related to our Series A and Series B warrants acquired in connection with our purchase of Pathmark, the conversion features related to our 5.125% convertible senior notes and our 6.75% convertible senior notes, and our financing warrants issued in connection with our convertible senior notes.

INTEREST EXPENSE
----------------

         Interest expense increased to $154.1 million in fiscal 2008 from $111.8 million in fiscal 2007, primarily due to the higher level of indebtedness related to our acquisition of Pathmark, which was primarily attributable to additional interest expense of $33.2 million ($12.1 million of which was non-cash) relating to the issuance of our $165 million 5.125% convertible senior notes due 2011 and our $255 million 6.75%

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


convertible senior notes due 2012 in December 2007, additional interest expense of $19.7 resulting from increased borrowings under our Line of Credit and Credit Agreement, and additional interest expense of $15.9 million primarily related to interest on capital leases for Pathmark. These increases were partially offset by the absence of the fiscal 2007 interest expense of $27.3 million on the Bridge Loan Facility.


EQUITY IN EARNINGS OF METRO, INC.
---------------------------------

         We used the equity method of accounting to account for our investment in Metro, Inc. through March 13, 2007, because we exerted significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and through an information technology services agreement with Metro, Inc. During fiscal 2007, we recorded $7.9 million in equity earnings relating to our equity investment in Metro, Inc.

         On March 13, 2007, we sold 6,350,000 shares of Metro, Inc. and no longer exerted significant influence over Metro, Inc. Accordingly, we recorded our remaining investment in Metro, Inc. as an available-for-sale security. Our dividend income relating to Metro, Inc.'s dividends declared on April 17, 2007, August 8, 2007 and September 25, 2007 was recorded in "Interest and dividend income" on our Consolidated Statements of Operations for fiscal 2007. On November 26, 2007, in connection with our agreement to acquire Pathmark Stores, Inc., we sold the remaining 11,726,645 shares of our holdings in Metro, Inc.

INCOME TAXES
------------

         Our provision for income taxes from continuing operations for fiscal 2008 was $2.7 million compared to a provision of $5.6 million for fiscal 2007. Consistent with the prior year, we continue to record a valuation allowance against our net deferred tax assets.

         The effective tax rate on continuing operations of 3.2% for fiscal 2008 varied from the statutory rate of 35%, primarily due to the recording of state and local income taxes, the recording of additional valuation allowance and the impact of the Pathmark financing.

         The effective tax rate on continuing operations of 6.0% for fiscal 2007 varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations, the impact of the Pathmark financing and the decrease in our valuation allowance as a result of utilization of losses not previously benefited because of a lack of history of earnings.

DISCONTINUED OPERATIONS
-----------------------

         The loss from operations of discontinued businesses, net of tax, for fiscal 2008 of $58.4 million decreased from loss from operations of discontinued business, net of tax, of $196.8 million for fiscal 2007, primarily due to the decrease in vacancy related costs relating to store closures in the Midwest and the Greater New Orleans area recorded during fiscal 2008 as compared to fiscal 2007. The gain on disposal of discontinued operations of $4.7 million for fiscal 2008 increased from the loss on disposal of discontinued operations in the prior year of $50.8 million, primarily due to the absence of impairment losses recorded on the property, plant and equipment in the Greater New Orleans area and Midwest during fiscal 2007, as we adjusted the assets to fair value based on proceeds received and expected proceeds less costs to sell. The

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued



$4.7 million gain on disposal of discontinued operations for fiscal 2008 primarily consisted of a $2.6 million gain related to the sale of our Eight O'Clock Coffee business in fiscal 2003. This gain was a result of the settlement of a contingent note and the value and payment was based upon certain elements of the future performance of the Eight O'Clock Coffee business and was not originally recorded in the gain during fiscal 2003. In addition, we recorded a gain of $1.8 million during fiscal 2008 relating to the sale of land in the Greater New Orleans area.

FISCAL 2007 COMPARED WITH FISCAL 2006
-------------------------------------

         Sales for fiscal 2007 were $6,401.1 million, compared with $5,369.2 million for fiscal 2006; comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores, excluding Pathmark, increased 2.4%. Income from continuing operations of $87.0 million in fiscal 2007 increased from $12.8 million for fiscal 2006, primarily due to the gain on disposition of Metro, Inc. of $184.5 million, partially offset by increased interest expense of $45.9 million. Net loss per share - basic and diluted for fiscal 2007 was $3.69 and $4.22, respectively, compared to net income per share - basic and diluted of $0.65 and $0.64, respectively, for fiscal 2006.

                                                                       Favorable
                                      Fiscal 2007     Fiscal 2006    (unfavorable)     % Change
                                      ------------    ------------   --------------    ---------
Sales                                    $ 6,401.1       $ 5,369.2        $ 1,031.9       19.2%
Increase in comparable store sales            2.4%            0.6%               NA          NA
Income from continuing operations             87.0            12.8             74.2       >100%
(Loss) income from discontinued
  operations                                (247.7)           14.1           (261.8)      >100%
Net (loss) income                           (160.7)           26.9           (187.6)      >100%
Net (loss) income per share - basic          (3.69)           0.65            (4.34)      >100%
Net (loss) income per share - diluted        (4.22)           0.64            (4.86)      >100%

         Average weekly sales per supermarket were approximately $371.4 thousand for fiscal 2007 versus $342.6 thousand for the corresponding period of the prior year, an increase of 8.4% primarily attributable to Pathmark stores.


SALES
-----

                                                                Fiscal
                                                     ---------------------------
                                                        2007            2006
                                                     -----------     -----------
Sales
   Fresh                                             $   4,840.1     $   4,745.0
   Price Impact*                                         1,065.9           145.4
   Gourmet                                                 257.5           248.9
   Other                                                   231.8           212.2
   Investment in Metro, Inc.                                 5.8            17.7
                                                     -----------     -----------
Total sales                                          $   6,401.1     $   5,369.2
                                                     ===========     ===========

------------------------
* Includes sales from A&P stores that have been subsequently converted to Pathmark stores.

         Sales increased from $5,369.2 million in fiscal 2006 to $6,401.1 million in fiscal 2007, primarily due to the acquisition of Pathmark in the fourth quarter of fiscal 2007, contributing $921.3 million in sales, as

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


well as an increase in the overall comparable stores sales of $130.5 million. The $95.1 million increase in sales in our Fresh segment was primarily due to an increase in comparable store sales and our purchase of five stores in the second half of 2006, partially offset by store closures. The $8.6 million increase in sales in our Gourmet segment was primarily due to comparable store sales increases. The sales increase of $19.6 million, or 9.26%, in our Other segment, representing Discount and Liquor, is primarily due to an increase in comparable store sales driven by our remodel program, partially offset by decreased sales due to store closures. The decrease in sales of $11.9 million, or 67.22%, in our Metro Segment is due to the expiration of our information technology agreement with Metro, Inc. during fiscal 2007. Refer to Note 18 - Segments for further discussion of our reportable segments.

GROSS MARGIN
------------

         Gross margin as a percentage of sales decreased 26 basis points to 30.77% for fiscal 2007 from 31.03% for fiscal 2006, primarily due to a decrease in sales relating to the expiration of an information technology agreement with Metro, Inc. in 2007 of approximately 24 basis points.

         The following table details how sales volume and rate impact the gross margin dollar increase (decrease) from fiscal 2006 to fiscal 2007:

                             Sales Volume            Rate             Total
                           ---------------       -----------       -----------
Total Company              $         320.3       $     (16.8)      $     303.5


STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------

         SG&A expense was $2,009.1 million or 31.39% as a percentage of sales for fiscal 2007, as compared to $1,693.5 million or 31.54% as a percentage of sales for fiscal 2006. The increase in SG&A was primarily related to the acquisition of Pathmark of $271.2 million.

         SG&A expenses for fiscal 2007 included: (i) Pathmark acquisition related costs of $17.9 million, or 28 basis points; (ii) a change in estimate of self-insurance settlement costs for prior year claims related to Pathmark of $9.8 million, or 15 basis points; (iii) costs related to a mass withdrawal from a multi-employer union pension plan for Local 174 of $5.9 million, or 9 basis points, and (iv) net losses related to restructuring of $4.4 million, or 7 basis points. These charges were partially offset by net gains on real estate activity of $14.1 million, or 22 basis points, recorded during fiscal 2007.

         SG&A expenses for fiscal 2006 primarily represent net losses on restructuring activity of $10.5 million, or 20 basis points, partially offset by net gains on real estate activity of $11.2 million, or 21 basis points.

         Excluding the items listed above, SG&A as a percentage of sales, decreased 61 basis points during fiscal 2007 as compared to fiscal 2006, primarily due to a decrease in store operating costs of 16 basis points and a decrease in corporate and banner administrative expenses of 46 basis points, partially offset by an increase in advertising costs of 3 basis points.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued



         During fiscal 2007 and fiscal 2006, we recorded impairment losses on long-lived assets as follows:

                                                  Fiscal 2007       Fiscal 2006
                                                  -----------       -----------
Impairments due to closure or conversion
    in the normal course of business                  $  11.7            $  4.3
Impairments related to our asset
    disposition initiatives (1)                            --               1.0
                                                      -------            ------
Total                                                 $  11.7            $  5.3
                                                      =======            ======

(1)  Refer to Note 8 -- Asset Disposition Initiatives

         The effects of changes in estimates of useful lives were not material to ongoing depreciation expense. If current operating levels do not improve, there may be a need to take further actions which may result in additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

SEGMENT INCOME (LOSS)
---------------------

                                                          Fiscal
                                              -----------------------------
                                                 2007                2006
                                              ---------           ---------
Segment income (loss)
   Fresh                                      $    77.4           $    84.4
   Price Impact*                                   20.8                (0.4)
   Gourmet                                         16.6                15.1
   Other                                           (2.9)               (9.4)
                                              ---------           ---------
Total segment income                          $   111.9           $    89.7
                                              =========           =========

-------------------------
* Includes results A&P stores that have been subsequently converted to Pathmark stores.

         Segment income increased $22.2 million from $89.7 million in fiscal 2006 to $111.9 million in fiscal 2007. Fiscal 2007 results included segment income of $20.8 million from the recently acquired Pathmark business. Our Fresh segment's results declined by $7.0 million, primarily due to an increase in marketing, utilities and depreciation expenses, partially offset by an improvement in labor costs. Segment income from our Gourmet business improved by $1.5 million, primarily as a result of an improved gross margin rate, partially offset by additional operating and administrative costs. The decrease in segment loss of $6.5 million in our Other segment, representing Discount and Liquor, is primarily due to improving sales and margin rates in both businesses. Refer to
Note 18 - Segments for further discussion of our reportable segments.

GAIN ON SALE OF METRO, INC.
---------------------------

         During fiscal 2007, we sold all of our holding in Metro, Inc. resulting in a gain of $184.5 million. There were no such gains during fiscal 2006.

NONOPERATING INCOME
-------------------

         During fiscal 2007, we recorded $37.4 million in marked to market adjustments related to our Series A and Series B warrants acquired in connection with our purchase of Pathmark, the conversion features of our 5.125% convertible senior notes and our 6.75% convertible senior notes, and our financing warrants

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

issued in connection with the issuance of our convertible senior notes. There were no such adjustments during fiscal 2006.

INTEREST EXPENSE
----------------

         Interest expense of $111.8 million for fiscal 2007 increased from the prior year amount of $65.9 million, primarily due to: (i) increased interest expense of $7.8 million ($3.0 million of which was non-cash) relating to the issuance of $165 million 5.125% convertible senior notes due 2011 and $255 million 6.75% convertible senior notes due 2012, (ii) increased interest expense of $27.3 million related to financing fees on our $370 million temporary Senior Secured Bridge Credit Agreement (the "Bridge Loan Facility") with Banc of America Securities LLC, Bank of America, N.A. and Bank of America Bridge LLC, Lehman Brothers Commercial Bank, Lehman Brothers Inc. and Lehman Commercial Paper Inc., which were amortized over the two week period the Bridge Loan Facility was outstanding in the fourth quarter of fiscal 2007 and (iii) increased interest expense of $5.9 million primarily related to interest on capital leases for Pathmark.

EQUITY IN EARNINGS OF METRO, INC.
---------------------------------

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

         On March 13, 2007, we sold 6,350,000 shares of Metro, Inc. and no longer had significant influence over Metro Inc.'s operations. Accordingly, we recorded our remaining investment in Metro, Inc. as an available-for-sale security. Our dividend income relating to Metro, Inc.'s dividend declarations on April 17, 2007, August 8, 2007 and September 25, 2007 was recorded in "Interest and dividend income" on our Consolidated Statements of Operations for fiscal 2008. On November 26, 2007, in connection with our agreement to acquire Pathmark Stores, Inc., we sold the remaining 11,726,645 shares of our holdings in Metro, Inc.

INCOME TAXES
------------

         The provision from income taxes from continuing operations for fiscal 2007 was $5.6 million compared to a benefit from income taxes from continuing operations for fiscal 2006 of $58.1 million. Consistent with the prior year, we continued to record a valuation allowance against our net deferred tax assets.

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

         The effective tax rate on continuing operations of 128.1% for fiscal 2006, varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


and the increase in our valuation allowance as a result of losses not previously benefited because of a lack of history of earnings.

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

         On April 24, 2007, based upon unsatisfactory operating trends and our strategy to expand our Northeast core business, our Company announced negotiations for the sale of our non-core stores within our Midwest operations, including inventory related to these stores. Our Company ceased sales operations in all stores as of July 7, 2007. Planned sale transactions for these stores have been completed resulting in a loss on disposal of $34.3 million. In connection with the shutdown of these operations, we recorded net occupancy costs of $62.7 million during the fiscal year ended February 23, 2008 for closed stores and warehouses not sold. As we continue to negotiate lease terminations as well as sublease some of these locations, these estimates may require adjustment in future periods.

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

         The criteria necessary to classify these operations as discontinued was satisfied in fiscal 2007 and, as such, have been reclassified in our Consolidated Statements of Operations for fiscal 2007 and 2006. We estimated the assets' fair market value based upon expected proceeds less costs to sell and recorded impairment losses on property, plant and equipment for fiscal 2007 of $54.0 million. This amount is included in "Gain (loss) on disposal of discontinued businesses, net of tax" on our Consolidated Statements of Operations.

         The loss from operations of discontinued businesses, net of tax, for fiscal 2007 of $196.8 million decreased from income from operations of discontinued business, net of tax, of $7.1 million for fiscal 2006 primarily due to a decrease in income from operations for the Greater New Orleans area and the Midwest, and additional vacancy costs that were recorded during fiscal 2007 due to the closure of stores in the Midwest and the Greater New Orleans area. The loss on disposal of discontinued operations, net of tax, of $50.8 million for fiscal 2007 decreased from a gain on disposal of discontinued operations of $7.1 million for fiscal 2006, primarily due to impairment losses recorded on the property, plant and equipment in the Greater New Orleans area and Midwest as we recorded the assets' fair market value based upon proceeds received less costs to sell.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

CASH FLOWS
----------

         The following table presents excerpts from our Consolidated Statements of Cash Flows:

                                                                             Fiscal 2008          Fiscal 2007        Fiscal 2006
                                                                           --------------      ---------------     --------------
Net cash (used in) provided by operating activities                        $      (2,446)      $      (42,544)     $      33,192
                                                                           -------------       --------------      -------------

Net cash (used in) provided by investing activities                        $     (64,530)      $     (356,577)     $      48,755
                                                                           -------------       --------------      -------------

Net cash provided by (used in) financing activities                        $     141,696       $      413,646      $    (225,407)
                                                                           --------------      --------------      -------------

         Net cash flow used in operating activities of $2.4 million for fiscal 2008 primarily reflected our net loss of $139.9 million, adjusted for (i) nonoperating income of $116.9 million related to mark-to-market adjustments for financial instruments, partially offset by (ii) non-cash charges for depreciation and amortization of $261.0 million, (iii) asset disposition initiatives of $38.2 million, (iv) property impairments of $14.1 million and (v) interest accretion on our convertible notes of $12.0 million. In addition, cash used in operating activities reflected a decrease in other non-current liabilities of $52.7 million, an increase in accounts receivable of $28.6 million, an increase in other assets of $18.2 million, and a decrease in accrued salaries, wages, benefits and taxes of $21.2 million, partially offset by decreased inventories of $29.7 million and an increase in other accruals of $12.6 million. Refer to Working Capital below for discussion of changes in working capital items. Net cash flow used in operating activities of $42.5 million for fiscal 2007 primarily reflected our net loss of $160.7 million, adjusted for non-cash items for (i) gain on disposal of Metro, Inc. of $184.5 million and (ii) nonoperating income related to mark-to-market adjustments for financial instruments of $37.4 million, partially offset by (iii) depreciation and amortization of $186.8 million, (iv) asset disposition initiatives of $124.0 million, (v) loss on disposal of discontinued operations of $50.8 million, and
(vi) financing fees related to our bridge loan of $25.4 million. Further, cash was used in operating activities by a decrease in account payable of $72.7 million primarily due to timing, a decrease in other non-current liabilities of $65.4 million, a decrease in other accruals of $47.6 million, and a decrease in accrued salaries, wages and benefits and taxes of $42.3 million, partially offset by a a decrease in inventories of $116.0 million, a decrease in receivables of $37.1 million, and a decrease in other assets of 16.9 million. Net cash flow provided by operating activities of $33.2 million for fiscal 2006 primarily reflected our net income of $26.9 million, adjusted for non-cash charges for (i) depreciation and amortization of $177.8 million, partially offset by (ii) and income tax benefit of $66.4 million, (iii) our equity in earnings of Metro, Inc of $40.0 million, and (iv) gains on the disposal of owned property of $22.5 million. Further, cash was provided by a decrease in receivables of $62.7 million, partially offset by a decrease in other accruals of $61.2 million, primarily due to timing and a decrease in non-current liabilities of $37.6 million, mainly due to the utilization of closed store accruals.

         Net cash used in investing activities of $64.5 million for fiscal 2008 primarily consisted of $116.0 million of property expenditures, which included 1 new liquor store, 2 liquor store remodels, 1 Gourmet store remodel, 16 major remodels, 1 major enlargement, 2 conversions, 7 Pathmark Price-Impact remodels and 3 Starbucks remodels, partially offset by $37.6 million of proceeds on disposal of property and proceeds from maturities of marketable securities of $12.3 million. Net cash flow used in investing activities of $356.6 million for fiscal 2007 primarily reflected the cash component of the purchase of Pathmark stores and Best

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


Cellars liquor stores of $985.5 million, and property expenditures of $122.9 million, which included 2 new supermarkets, 2 new liquor stores, 9 major remodels and 2 minor remodels, partially offset by net proceeds from the sale of shares of Metro, Inc. of $548.8 million, proceeds received from the sale of certain of our assets of $153.6 million, a decrease in restricted cash of $47.5 million, and net proceeds from maturities of marketable securities of $0.5 million. Net cash flow provided by investing activities of $48.8 million for fiscal 2006 primarily reflected net proceeds from maturities of marketable securities of $145.8 million, a decrease in restricted cash of $95.1 million, and proceeds received from the sale of certain of our assets of $41.9 million, partially offset by property expenditures of $208.2 million, which included 4 new supermarkets and 30 major remodels and 35 minor remodels, and the purchase of 6 Clemens Markets stores from C&S Wholesale Grocers, Inc. of $24.6 million.

         Our planned capital expenditures for fiscal 2009 are approximately $100 million, which relate primarily to enlarging or remodeling supermarkets, and converting supermarkets to more optimal formats.

         Net cash provided by financing activities of $141.7 million for fiscal 2008 primarily reflected proceeds under our lines of credit of $1,738.8 million, an increase in book overdrafts of $24.4 million and proceeds from a promissory note of $10.0 million, partially offset by principal payments on our lines of credit of $1,583.5 million, $45.7 million relating to the settlement of Series A warrants and $9.0 relating to principal payments on capital leases. Net cash flow provided by financing activities of $413.6 million for fiscal 2007 primarily reflected proceeds under revolving lines of credit of $1,027.3 million, proceeds from long-term borrowings of $1,018.3 million, proceeds from financing warrants of $36.8 million, and net proceeds from long-term real estate liabilities of $6.2 million, partially offset by principal payments on revolving lines of credit of $1,060.3 million, principal payments on long-term borrowings of $485.8 million, payments for call options of $73.5 million, and deferred financing fees of $61.8 million. Net cash flow used in financing activities of $225.4 million for fiscal 2006 primarily reflected principal payments on revolving lines of credit of $1,687.1 million and dividends paid of $299.1 million, partially offset by proceeds under revolving lines of credit of $1,757.1 million.

         We operate under an annual operating plan which is reviewed and approved by our Board of Directors and incorporates the specific operating initiatives we expect to pursue and the anticipated financial results of our Company. Our plan for fiscal 2009 has been approved and we believe that our present cash resources, including invested cash on hand, available borrowings from our Credit Agreement and other sources, are sufficient to meet our needs for the next twelve months.

         Profitability, cash flow, asset sale proceeds and timing can be impacted by certain external factors such as unfavorable economic conditions, competition, labor relations and fuel and utility costs which could have a significant impact on cash generation. If our profitability and cash flow do not improve in line with our plans or if they do not otherwise provide sufficient resources to operate effectively, we anticipate that we would be able to modify the operating plan, by reducing capital investments and through other contingency actions. We may also look to raise capital through the issuance of additional debt or equity in order to ensure that we have appropriate resources. However, there is no assurance that we will pursue such actions or that they will be successful in generating resources necessary to operate the business.

         On April 25, 2006, our Company paid a special one-time dividend to our stockholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of Additional paid in capital in our Consolidated Balance Sheet at February 24, 2007. The

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


transaction was funded primarily by cash available on the balance sheet resulting from the strategic restructuring of the Company during fiscal 2005.

WORKING CAPITAL
---------------

         We had working capital of $170.7 million at February 28, 2009, compared to working capital of $112.6 million at February 23, 2008. We had cash and cash equivalents aggregating $175.4 million at February 28, 2009 compared to $100.7 million at February 23, 2008. The increase in working capital was attributable primarily to the following:

o An increase in cash and cash equivalents as detailed in the Consolidated Statements of Cash Flows;
o A decrease in current portion of other financial liabilities due to the exercise of Series A warrants by Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund I, L.P. and Yucaipa American Alliance (Parallel) Fund I, L.P.;
o    An increase in accounts receivable, primarily related to timing; and
o A decrease in accrued salaries, wages and benefits, and taxes primarily due to payouts of the prior year accruals relating to Pathmark's severance programs.

         Partially offset by the following:

o A decrease in prepaid expenses and other current assets mainly due to a decrease in deferred tax assets;
o A decrease in inventories primarily due to the sale of the Pathmark general merchandise inventory to C&S and our inventory reduction program partially offset by cost inflation;
o An increase in accounts payable (inclusive of book overdrafts) due to the timing of payments; and
o    An increase in other accruals (Refer to Note 9 - Other Accruals).

LINE OF CREDIT
--------------

         On January 16, 2008, we entered into a secured line of credit agreement with Blue Ridge Investments, L.L.C. This agreement enables us to borrow funds on a revolving basis of up to $32.7 million, or up to the value of the investment in the Columbia Cash Fund. Each borrowing bears interest at a rate per annum equal to the BBA Libor Daily Floating Rate plus 0.10%. Our weighted-average interest rates on this line of credit were 2.5% and 3.3% for fiscal 2008 and fiscal 2009, respectively. At February 28, 2009 and February 23, 2008, we had borrowings outstanding under this line of credit agreement of $5.0 million and $11.6 million, respectively. This agreement had an original expiration of December 31, 2008. However, on November 26, 2008, this agreement was extended to expire on December 31, 2009. These loans are collateralized by a first priority perfected security interest in our ownership interest in the Columbia Fund. Refer to Note 3 - Cash, Cash Equivalents, Restricted Cash and Restricted Marketable Securities, for further discussion on the Columbia Fund.

CREDIT AGREEMENT
----------------

         On December 3, 2007, the 2005 Revolving Credit Agreement and Letter of Credit Agreement were refinanced pursuant to a new $675 million Credit Agreement ("Credit Agreement") with Banc of America Securities LLC and Bank of America, N.A. as the co-lead arranger. Subject to borrowing base requirements, the Credit Agreement provides for a five-year term loan of $82.9 million and a five-year revolving credit

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


facility of $592.1 million enabling us to borrow funds and issue letters of credit on a revolving basis. The Credit Agreement includes a $100 million accordion feature, which provides us with the ability to increase commitments from $675 million to $775 million, subject to agreement of new and existing lenders. Our obligations under the Credit Agreement are secured by some of the assets of the Company, including, but not limited to, inventory, certain accounts receivable, pharmacy scripts, owned real estate and certain Pathmark leaseholds. The Pathmark leaseholds are removed as eligible collateral throughout fiscal 2009, resulting in a reduction in borrowing availability of $25.0 million on March 1, 2009, an additional $25.0 million on June 1, 2009 and approximately $23.0 million on December 1, 2009, for a total reduced borrowing availability of approximately $73.0 million. Borrowings under the Credit Agreement bear interest based on LIBOR or Prime interest rate pricing. Subject to certain conditions, we are permitted to pay cumulative cash dividends on common shares, as well as make bond repurchases. As of February 28, 2009, there were $331.8 million of loans and $206.3 million in letters of credit outstanding under this agreement. As of February 28, 2009, after reducing availability for borrowing base requirements, we had $96.2 million available under the Credit Agreement. In addition, we have invested cash available to reduce borrowings under this Credit Agreement or to use for future operations of $67.0 million as of February 28, 2009.

         On December 27, 2007, in order to facilitate the syndication of the Credit Agreement under current market conditions, we entered into an Amended and Restated Credit Agreement, whereby a portion of the revolving commitment was converted into a $50.0 million term loan tranche, which was collateralized by certain real estate assets at an increased margin rate. This agreement expires in December 2012. Fees paid and capitalized in connection with the Credit Agreement were $20.4 million and the net amortized amounts are included in "Other assets" on our Consolidated Balance Sheet at February 28, 2009 and February 23, 2008.

         Based on information available to us, as of our filing date, we have no indication that the financial institutions acting as lenders under our Credit Agreement would be unable to fulfill their commitments.

RELATED PARTY PROMISSORY NOTE
-----------------------------

         On September 2, 2008, our Company issued a three year, unsecured promissory note in the amount of $10 million to Erivan Karl Haub. Erivan Haub is the father of Christian W. E. Haub, our Executive Chairman, and is a limited partner of Tengelmann which owns an interest in our Company's stock. The principal is due in a lump sum payment on August 18, 2011 and bears interest at a rate of 6% per year, payable in twelve equal quarterly payments of $0.15 million over the term of the note. During fiscal 2008, $0.15 million of interest was paid on this note and we recorded interest expense of $0.3 million.

BRIDGE LOAN FACILITY
--------------------

         On December 3, 2007, we entered into a one year, $370 million Senior Secured Bridge Credit Agreement (the "Bridge Loan Facility") with Banc of America Securities LLC, Bank of America, N.A. and Bank of America Bridge LLC, Lehman Brothers Commercial Bank, Lehman Brothers Inc. and Lehman Commercial Paper Inc. At maturity, subject to the satisfaction of certain conditions, the loans outstanding under the Bridge Loan Facility would either remain outstanding or be exchanged for exchange notes, in each case having a maturity of December 3, 2015. On December 18, 2007, the Bridge Loan Facility was refinanced with the convertible notes discussed below. During fiscal 2007, fees and interest paid in

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


connection with the Bridge Loan Facility was $27.3 million and were included in "Interest Expense" on our Consolidated Statement of Operations.

         We used our restricted cash on hand and borrowings under the Credit Agreement and the Bridge Loan Facility to fund the acquisition of Pathmark, terminate our existing Revolver, which had outstanding borrowings of $11.3 million, terminate Pathmark's obligation under their revolver and term loan of $114.0 million and to place $375.5 million into an irrevocable trust for the defeasance of Pathmark's Senior Subordinated Notes with a face value of $350 million due 2012.

PUBLIC DEBT OBLIGATIONS
-----------------------

         As of February 28, 2009 and February 23, 2008, we had outstanding notes of $598.8 million and $586.7 million, respectively. Our public debt obligations are comprised of 9.125% Senior Notes due December 15, 2011, 5.125% Convertible Senior Notes due June 15, 2011, 6.75% Convertible Senior Notes due December 15, 2012 and 9.375% Notes due August 1, 2039. Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125%, 5.125% and 6.75% Notes. The 9.375% Notes are now callable at par ($25 per bond) and the 9.125% Notes are now callable at a premium to par (103.042%). The 9.375% Notes are unsecured obligations and were issued under the terms of our senior debt securities indenture, which contains among other provisions, covenants restricting the incurrence of secured debt. The 9.375% Notes are effectively subordinate to the Credit Agreement and do not contain cross default provisions. All covenants and restrictions for the 9.125% Senior Notes have been eliminated in connection with the cash tender offer in fiscal 2005. Our notes are not guaranteed by any of our subsidiaries.

         To pay down our Bridge Loan Facility as discussed above, on December 18, 2007, we completed a public offering and issued $165 million 5.125% convertible senior notes due 2011 and $255 million 6.75% convertible senior notes due 2012. The 2011 notes are not redeemable at our option at any time. The 2012 notes are redeemable at our option on or after December 15, 2010, at a redemption price of 102.70% and on or after December 15, 2011, at a redemption price of 101.35%. The initial conversion price of the 2011 notes is $36.40, representing a 30.0% premium to the offering price of $28.00 and the initial conversion price of the 2012 notes is $37.80, representing a 35.0% premium to the offering price of $28.00 at maturity, and at our option, the notes are convertible into shares of our stock, cash, or a combination of stock and cash.

         Concurrent with this offering, we entered into call options and financing warrant transactions with financial institutions that are affiliates of the underwriters of the notes to effectively increase the conversion price of these notes and to reduce the potential dilution upon future conversion. Conversion prices were effectively increased to $46.20 or a 65% premium and $49.00 or a 75% premium for the 2011 and 2012 notes, respectively. We understand that on or about October 3, 2008, Lehman Brothers OTC Derivatives, Inc. or "LBOTC" who accounts for 50% of the call option and financing warrant transactions filed for bankruptcy protection, which is an event of default under such transactions. We are carefully monitoring the developments affecting LBOTC, noting the impact of the LBOTC bankruptcy effectively reduced conversion prices for 50% of our Notes to their stated prices of $36.40 for the 2011 notes and $37.80 for the 2012 notes.

         As of December 18, 2007, our Company did not have sufficient authorized shares to provide for all potential issuances of common stock. Therefore, our Company accounted for the conversion features as freestanding instruments. The notes were recorded with a discount equal to the value of the conversion

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


features at the transaction date and will be accreted to the par value of the notes over the life of the notes. The value of the conversion features were determined utilizing the Black-Scholes option pricing model and recorded as a long-term liability. The portion of the conversion features for which there was not shares available for settlement of conversions were marked to market each balance sheet date. On June 26, 2008, at a special meeting of shareholders, the number of shares of common stock we have the authority to issue was increased to 160,000,000, based on a majority vote by our shareholders. During fiscal 2008 and 2007, gains recorded in "Nonoperating income" on our Consolidated Statements of Operations were $9.3 million and $3.2 million, respectively, relating to conversion features of the 5.125% convertible senior notes and gains of $5.1 million and $2.3 million, respectively, relating to the conversion features of the 6.75% convertible senior notes. The fair values of the conversion features as of February 23, 2008 were $23.2 million and $19.8 million for the 5.125% and 6.75% convertible notes, respectively. Based on an increase in available shares primarily due to the exercise of our Series A warrants during the first quarter of fiscal 2008 and the increase in authorized shares during the second quarter of fiscal 2008, the fair values of the conversion features of the 5.125% and 6.75% convertible senior notes of $13.8 million and $14.7 million as of June 26, 2008, respectively, were reclassified to "Additional paid-in-capital" on our Consolidated Statements of Stockholder's Equity and Comprehensive (Loss) Income. Thus, the fair values of the conversion features for the 5.125% and 6.75% convertible notes are no longer classified as a liability as of February 28, 2009. The following assumptions and estimates were used in the Black-Scholes model:

                                                As of
                                            June 26, 2008          Fiscal 2007
                                         ------------------    ------------------
         Expected life                        3.0 years        3.3 years - 4.8 years
         Volatility                             33.4%             33.0% - 35.4%
         Dividend yield range                     0%                    0%
         Risk-free interest rate range          3.11%              2.24% - 2.81%

SERIES A AND SERIES B WARRANTS
------------------------------

         As part of the acquisition of Pathmark on December 3, 2007, we issued 4,657,378 and 6,965,858 roll-over stock warrants in exchange for Pathmark's 2005 Series A and Series B warrants, respectively. The Series A warrants were exercisable at $18.36 and expired on June 9, 2008 and the Series B warrants are exercisable at $32.40 and expire on June 9, 2015. The Tengelmann stockholders have the right to approve any issuance of common stock under these warrants upon exercise (assuming Tengelmann's outstanding interest is at least 25% and subject to liquidity impairments defined within the Tengelmann Stockholder Agreement). In addition, Tengelmann has the ability to exercise a "Put Right" whereby it has the ability to require A&P to purchase A&P stock held by Tengelmann to settle these warrants. Based on the rights provided to Tengelmann, A&P does not have sole discretion to determine whether the payment upon exercise of these warrants will be settled in cash or through issuance of an equivalent portion of A&P shares. Therefore, these warrants are recorded as liabilities and marked-to-market each reporting period based on A&P's current stock price.

         On May 7, 2008, the 4,657,378 Series A warrants were exercised by Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund I, L.P. and Yucaipa American Alliance (Parallel) Fund I, L.P. We opted to settle the Series A warrants in cash totaling $45.7 million, rather than issuing additional common shares. Included in "Nonoperating income" on our Consolidated Statements of Operations for fiscal 2008 is a loss of $1.2 million for the Series A warrants through the settlement date of May 7, 2008 and a gain of $101.3 million relating to market value adjustments for Series B warrants. During fiscal 2007, we recorded a gain on the market value adjustment to these liabilities of $11.5 million and $14.8 million for Series A and

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued



Series B warrants, respectively. The value of the Series B warrants as of February 28, 2009 is $4.8 million and is included in "Other financial liabilities" on our Consolidated Balance Sheets. The values of Series A and Series B warrants as of February 23, 2008 were $44.5 million and $106.1 million, respectively, and were included in "Current portion of other financial liabilities" and "Other financial liabilities," respectively, on our Consolidated Balance Sheets. The following assumptions and estimates were used in the Black-Scholes model:

                                             Series A               Series B
                                           -----------     ---------------------------
                                           Fiscal 2007     Fiscal 2008     Fiscal 2007
                                           -----------     -----------     -----------
     Expected life                          0.29 years      6.28 years      7.29 years
     Volatility                                  29.4%           61.3%           53.3%
     Dividend yield range                           0%              0%              0%
     Risk-free interest rate range               2.20%           2.69%           3.26%

SHARE LENDING AGREEMENTS
------------------------

         We entered into share lending agreements, dated December 12, 2007, with certain financial institutions, under which we agreed to loan up to 11,278,988 shares of our common stock (subject to certain adjustments set forth in the share lending agreements). These borrowed shares must be returned to us no later than December 15, 2012 or sooner if certain conditions are met. If an event of default should occur under the stock lending agreement and a legal obstacle exists that prevents the Borrower from returning the shares, the Borrower shall, upon written request of our Company, pay our Company, using available funds, in lieu of the delivery of loaned shares, to settle its obligation. On June 26, 2008, our shareholders approved to loan up to an additional 1,577,569 shares of our Company's common stock pursuant to the share lending agreement.

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

         Any shares we loan are considered issued and outstanding. Investors that purchase borrowed shares are entitled to the same voting and dividend rights as any other holders of our common stock; however, the financial institutions will not have such rights pursuant to the share lending agreements. The obligation of the financial institutions to return the borrowed shares has been accounted for as a prepaid forward contract and, accordingly, shares underlying this contract, except as described below, are removed from the computation of basic and dilutive earnings per share. On a net basis, this transaction will have no impact on earnings per share, with the exception of the below.

         On September 15, 2008, Lehman and certain of its subsidiaries, including, Lehman Europe filed a petition under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court and/or commenced equivalent proceedings in jurisdictions outside of the United States (collectively, the "Lehman Bankruptcy"). Lehman Europe is party to a 3,206,058 share lending agreement with our Company. Due to the circumstances of the Lehman Bankruptcy, we have recorded these loaned shares as issued and outstanding effective September 15, 2008, for purposes of computing and reporting our Company's basic and diluted weighted average shares and earnings per share.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


CALL OPTION AND FINANCING WARRANT
---------------------------------

         Concurrent with the issuance of the convertible senior notes, our Company issued financing warrants in conjunction with the call options recorded as equity in the Consolidated Balance Sheet (Refer to Note 17 - Capital Stock) to effectively increase the conversion price of these notes and reduce the potential dilution upon future conversion. The financing warrants allow holders to purchase common shares at $46.20 with respect to the 5.125% notes and $49.00 with respect to the 6.75% notes. The financing warrants were valued at $36.8 million at the issuance date. At the issuance date, we did not have sufficient authorized shares to provide all potential issuances of common stock. Therefore, the financing warrants were accounted for as freestanding derivatives, required to be settled in cash until sufficient shares were available and were recorded as a long-term liability in the Consolidated Balance Sheet. The financing warrants were marked to market each reporting period utilizing the Black-Scholes option pricing model and were valued at $31.2 million as of February 23, 2008. On June 26, 2008, at a special meeting of shareholders, the number of shares of common stock we have the authority to issue was increased to 160,000,000 based on a majority vote by our shareholders. Thus, the financing warrants were marked to market through June 26, 2008 utilizing the Black-Scholes option pricing model and $28.9 million was reclassified to "Additional paid-in-capital" on our Consolidated Statements of Stockholder's Equity and Comprehensive (Loss) Income as of June 26, 2008. These financing warrants are no longer classified as a liability as of February 28, 2009. During fiscal 2008 and 2007, we recorded gains of $2.3 million and $5.6 million, respectively, relating to these warrants, which is included in "Nonoperating income" on our Consolidated Statements of Operations.

         The following assumptions and estimates were used in the Black-Scholes model:

                                                              As of
                                                          June 26, 2008                   Fiscal 2007
                                                       ---------------------          ---------------------
         Expected life                                 3.3 years - 4.8 years          3.6 years - 5.1 years
         Volatility                                           33.4%                    27.2% - 29.6%
         Dividend yield range                                  0%                            0%
         Risk-free interest rate range                     3.11% - 3.54%                2.24% - 2.81%

         We understand that on or about October 3, 2008, LBOTC who accounts for 50% of the call option and financing warrant transactions filed for bankruptcy protection, which is an event of default under such transactions. We are carefully monitoring the developments affecting LBOTC. In the event we terminate these transactions, or they are cancelled in bankruptcy, or LBOTC otherwise fails to perform its obligations under such transactions, we would have the right to monetary damages in the form of an unsecured claim against LBOTC in an amount equal to the present value of our cost to replace these transactions with another party for the same period and on the same terms.

OTHER
-----

         During fiscal 2007, we acquired four sale leaseback locations in connection with the acquisition of Pathmark. Due to Pathmark's continuing involvement with these four properties, as all four leases contain renewal options that extend beyond the economic useful life of the properties, these sales did not qualify for sale-leaseback accounting. The fair market value of these properties as of the acquisition date was $64.1 million with associated long-term real estate liabilities of $64.1 million. These liabilities have maturities between 14 and 17 years and three of these properties are recorded within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 28, 2009 and February 23, 2008. During fiscal 2008, one of these locations was assigned to a third party. Since we remain secondarily liable in the event the assignee

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


defaults on the related rent payments, we continue to record our obligation relating to this property. However, since we are no longer servicing this obligation, the related current and long-term liabilities have been reclassified to "Deferred real estate income" on our Consolidated Balance Sheets as of February 28, 2009.

         "Long-term real estate liabilities" on our Consolidated Balance Sheets also include various leases in which we received landlord allowances to offset the costs of structural improvements we made to the leased space. Since we had directly paid for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements to qualify for sale-leaseback treatment. Thus, these landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and are being amortized over the related lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 13 and 25 years and effective annual percentage rates between 4.74% and 71.14%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

         During fiscal 2008 and fiscal 2006, we sold one property in each year and simultaneously leased it back from the purchaser. We received net proceeds of $3.1 million for the property sold during fiscal 2008, which had a carrying value of $0.1 million, resulting in a gain of $3.0 million. However, due to our continuing involvement, the sale did not qualify for sale-leaseback accounting. Therefore, the carrying value of this property remained on our Consolidated Balance Sheet as of February 28, 2009. In addition, the proceeds received were recorded within our "Deferred real estate income". The related lease payments are being recorded as "Interest expense" in our Consolidated Statements of Operations. For the property sold during fiscal 2006, we received net proceeds of $9.2 million, which had a carrying value of $2.5 million, resulting in a gain of $6.7 million. This gain was recognized as follows: (i) a gain of $1.3 million was immediately recognized, since we are leasing back more than a minor part but less than substantially all of the property sold and (ii) a $5.4 million deferred gain, after deducting expenses, will be recognized as an offset to rent expense over the remaining life of the lease.

         In addition, during fiscal 2008, fiscal 2007, and fiscal 2006, we recognized gains related to our qualified sale-leaseback transactions of $2.6 million; $27.6 million, of which $24.1 million related to the reversal of gains on terminated or assigned properties; and $5.3 million, of which $1.3 million related to recognition of a portion of the gain on sale in the current year, as we are leasing back more than a minor part but less than substantially all of the property sold as discussed above, respectively. The remaining deferred gains at February 28, 2009 and February 23, 2008 amounted to $34.6 million and $37.2 million, respectively.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


         As of February 28, 2009, we have the following contractual obligations and commitments:

                                                              Payments Due by Period (in millions)
                                        --------------------------------------------------------------------------
         Contractual                                    Less than
         Obligations                       Total          1 Year       1 - 3 Years      4 - 5 Years     Thereafter
   -------------------------            ----------      ----------     -----------      -----------     ----------
   Debt (1)                             $    981.8      $      5.3     $     188.2      $     587.2      $    201.1
   Capital Leases (2)                        291.2            29.0            55.5             48.8           157.9
   Operating Leases (2)                    1,734.2           195.3           365.7            314.5           858.7
   Long-term Real Estate
      Liabilities (2)                        561.0            36.5            73.2             73.9           377.4
   Pension Obligations (3)                   184.4             7.0            13.9             13.4           150.1
   Postretirement
      Obligations (4)                         97.8             1.8             4.1              4.8            87.1
   Occupancy Payments (5)                    554.3            68.8           116.5            102.5           266.5
   Severance Payments (6)                      7.6             6.7             0.7              0.2            --
   Pension Withdrawal
      Payments (7)                           183.8             9.0            35.6             19.7           119.5
   Interest (8)                              659.0            45.7            85.2             51.3           476.8
   Postemployment
      Obligations (9)                         15.6             4.8             3.1              2.1             5.6
   Defined Contribution
      Plans (10)                              12.0            12.0              --               --              --
   Multi-employer Pension
      Plans (10)                              48.2            48.2              --               --              --
   Other Service Contracts (11)              241.4             5.9            13.4             14.8           207.3
Purchase Commitments (12)
-------------------------
      Equipment Purchases                      1.8             1.8              --               --              --
      Equipment Rentals                        1.0             0.1             0.8              0.1
      Suppliers                            2,108.4           519.2           575.9            688.9           324.4
      Manufacturers/Vendors                   74.1            18.0            28.7             16.3             11.1
      Service Contracts                       28.9            16.3            12.6               --              --
      Transportation Services                230.4            46.9            93.7             89.8              --
      Consulting                               3.3             1.4             1.9               --              --
                                        ----------      ----------     -----------      -----------      ----------
Total(13)                               $  8,020.2      $  1,079.7     $   1,668.7      $   2,028.3      $  3,243.5
                                        ==========      ==========     ===========      ===========      ==========

(1) Amounts represent contractual amounts due. Refer to Note 10 of our Consolidated Financial Statements for information regarding long-term debt. We expect to settle such long-term debt by several methods, including cash flows from operations.
(2) Amounts represent contractual amounts due. Refer to Note 11 of our Consolidated Financial Statements for information regarding capital leases, operating leases and long-term real estate liabilities.
(3) Amounts represent future contributions to our non-qualified defined benefit pension plans. Refer to Note 15 of our Consolidated Financial Statements for information regarding our defined benefit pension plans.
(4) Amounts represent future benefit payments that were actuarially determined for our postretirement benefit obligation. Refer to Note 15 of our Consolidated Financial Statements for information regarding our postretirement benefits.
(5) Amounts represent our future occupancy payments primarily relating to our asset disposition initiatives (refer to Note 8 of our Consolidated Financial Statements), discontinued operations (refer to Note 7 of our Consolidated Financial Statements) and store closures made during the normal course of business.
(6)  Amounts represent our severance obligations primarily relating to Pathmark.
(7)  Amount represents our pension withdrawal payments from multiemployer plans.
(8) Amounts represent contractual amounts due. Refer to Note 10 of our Consolidated Financial Statements for information regarding our interest payments. Note that amounts presented exclude estimates on current and future variable interest rate payments as these amounts cannot be estimated as of the balance sheet date due to the variability in our expected borrowings.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


 (9) Amounts represent our future benefit payments that were actuarially determined for our short and long term disability programs. Refer to Note 15 of our Consolidated Financial Statements for information regarding our postemployment obligations.
(10) Amounts represent our best estimate of our immediate funding requirements of our defined contribution and multiemployer plans in which we participate. Refer to Note 15 of our Consolidated Financial Statements for information regarding these obligations.
(11) The amount represents our unfavorable service contract with GHI in connection with the purchase of Pathmark.
(12) The purchase commitments include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders. We expect to fund these commitments with cash flows from operations.
(13) The above table detailing our contractual obligations excludes our FIN 48 liability relating to our uncertain tax positions due to the fact that it will be settled with our net operating loss carryforwards and will not require the use of cash.

                                                  Expiration of Commitments (in millions)
                           -----------------------------------------------------------------------------------
   Other                                      Less than
   Commitments                 Total            1 Year          1 - 3 Years       4 - 5 Years       Thereafter
                           -------------    --------------    -------------     -------------    -------------
   Guarantees              $         1.1    $          0.3    $         0.8     $          --    $          --
                           =============    ==============    =============     =============    =============

         We are the guarantor of a loan of $1.1 million related to a shopping center, which will expire in 2011.

         In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases") for which we generally remained secondarily liable. As such, if any of the assignees were to become unable to make payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 28, 2009, 217 Assigned Leases remain in place. Assuming that each respective assignee became unable to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately $686.1 million, which could be partially or totally offset by reassigning or subletting these leases.

         Our existing senior debt rating was Caa1 with stable outlook with Moody's Investors Service ("Moody's") as of February 28, 2009. Our existing senior debt rating was B with positive outlook with Standard & Poor's Ratings Group ("S&P") as of February 28, 2009. Also, S&P assigned B- ratings to our $165 million 5.125% convertible senior notes due 2011 and our $255 million 6.75% convertible senior notes due 2012. Moody's assigned a Caa1 rating to our $165 million 5.125% convertible senior notes due 2011 and our $255 million 6.75% convertible senior notes due 2012.

         Our liquidity rating was SGL3 with Moody's as of February 28, 2009. Our recovery rating was 5 with S&P as of February 28, 2009 indicating a modest expectation of 10%-30% recovery of our senior debt to our lenders. Future rating changes could affect the availability and cost of financing to our Company.

MARKET RISK
-----------

         Market risk represents the risk of loss from adverse market changes that may impact our consolidated financial position, results of operations or cash flows. Among other possible market risks, we are exposed to interest rate risk. From time to time, we may enter hedging agreements in order to manage risks incurred in the normal course of business.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


Interest Rates
--------------

         Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. As of February 28, 2009, we do not have cash flow exposure due to rate changes on any of our Notes with an aggregate value of $611.0 million, because they are at fixed interest rates ranging from 2.0% to 9.375%. However, we do have cash flow exposure on our committed bank lines of credit of $336.8 million due to our variable floating rate pricing. Accordingly, during fiscal 2008 and fiscal 2007, a presumed 1% change in the variable floating rate would have impacted interest expense by $3.0 million and $0.6 million, respectively.

Foreign Exchange Risk
---------------------

         As of February 28, 2008, we did not have exposure to foreign exchange risk as we did not hold any assets denominated in foreign currency.



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

Self-Insurance Reserves

         Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll, legal costs and other data. Legal expenses incurred in connection with workers' compensation and general liability claims are charged to the specific claim to which costs pertain. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity). The total current and non-current liability for self-insurance reserves recorded at February 28, 2009 and February 23, 2008 was $231.4 million and $220.4 million, respectively. The discount rate used at February 28, 2009 and February 23, 2008 was 4.0%, and was based on the timing of the projected cash flows of future payments to be made for claims. A 1% increase in the discount rate would decrease the required liability by $7 million and $6 million as of February 28, 2009 and February 23, 2008, respectively. Conversely, a 1% decrease in the discount rate would increase the required liability for the same periods by $8 million and $6 million, respectively.

         During fiscal 2008, the increase in our worker's compensation and general liability reserves was primarily related to a $24.7 million adjustment for Pathmark's opening balance sheet liabilities for self-

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


insurance reserves based on information we obtained regarding facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized on that date, partially offset by payments made during fiscal 2008. During fiscal 2007, the increase in our workers' compensation and general liability reserves was primarily related to the acquisition of Pathmark on December 3, 2007, which increased the reserve by $86.7 million from fiscal 2006. Included in the change of $86.7 million was a $9.8 million charge for a change in estimate of self-insurance settlement costs for prior year claims related to Pathmark. During fiscal 2006, there were no significant adjustments to our estimates. There have been no other significant adjustments to our estimate and while we expect the estimates may change in the future due to the reasons previously stated, we believe our current liability is adequate.

Long-Lived Assets and Finite-Lived Intangibles

         We review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. The value of the assets is determined based on estimates of future cash flows. If our review indicates that impairment exists, we measure such impairment on a discounted basis using a probability weighted approach and a U.S. Treasury risk-free rate, which is based on the life of the primary asset within the asset group. Any impairment amounts are included in "Store operating, general and administrative expenses" in our Consolidated Statements of Operations. The effects of changes in estimates of useful lives were not material to ongoing depreciation expense. If current operating levels do not improve, there may be a need to take further actions which may result in future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

Goodwill and Other Indefinite-Lived Intangible Assets

         Our Company tests goodwill and other indefinite-lived intangibles for impairment in the fourth quarter of each fiscal year, unless events or changes in circumstances indicate that impairment may have occurred in an interim period. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Possible indicators of impairment include, but are not limited to: sustained operating losses or poor operating performance trends, a significant decline in our expected future cash flows for a reporting unit, a decrease in our market capitalization below our book value for a sustained period of time, and an expectation that a reporting unit will be disposed of or sold.

         A two-step impairment test is performed for goodwill. The first step of the impairment analysis is performed by comparing the estimated fair value of each reporting unit to the related carrying value. The estimated fair value of a reporting unit is determined by using discounted cash flow analyses or by using market multiples, as appropriate. In determining fair value, we make various assumptions, including management's expectations of future cash flows based on projections or forecasts derived from its analysis of business prospects, economic or market trends and any regulatory changes that may occur. Our cash flow projections for each reporting unit are based on a five-year financial forecast developed by management to manage the business. Our forecast assumes that the current recessionary environment will continue through fiscal 2009, stabilize during fiscal 2010 and resume normalized long-term growth rates in 2011. Significant assumptions, which contemplate our existing plans for new store openings and conversions, include revenue growth rates, operating expense growth rates, capital expenditures and future working capital requirements. The future cash flows used to perform the impairment analysis were tax effected at 42%, which represents our blended federal and state rate. Terminal values for all reporting units were calculated using a Gordon growth methodology using a discount rate of 11% with a long-term growth rate of 1.5%. We also compared

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


the sum of the estimated fair values of our reporting units to our overall estimated market capitalization plus a reasonable control premium, estimated as an amount that would be received if the Company was sold to a market participant in an orderly transaction. As a result, we determined that the fair value of our reporting units in excess of the carrying value of our reporting units and no impairment was required for fiscal 2008.

         If the carrying value exceeded the fair market value, the second step of the impairment test would be performed to determine the amount of impairment, if any. The second step of the goodwill impairment test compares the fair value of the reporting unit's goodwill with the carrying value of goodwill. If the carrying amount of a reporting unit's goodwill exceeds the fair value of that goodwill, an impairment loss is recognized for the difference. During fiscal 2008, we were not required to perform step two and we concluded that our goodwill balance was not impaired.

         Our computation of impairment utilized quantitative and qualitative information, any changes in which can impact the valuation of an intangible asset in a short period of time. We will continue to monitor the expected future cash flows of reporting units and the long-term trends of our market capitalization to assess the carrying value of our goodwill and intangible assets. If our stock price is below our net book value per share for an extended period, or other negative business factors exist, we may be required to perform another impairment analysis, which could result in an impairment of our goodwill during the first quarter of fiscal 2009.

         Our only other indefinite-lived intangible asset is the Pathmark Trademark. We estimate the fair value of this intangible asset using the relief-from-royalty method, which uses assumptions related to projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate of 11 percent. We completed our annual impairment test of our indefinite-lived intangible and concluded there was no impairment as of February 28, 2009. We would recognize an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value.

Closed Store and Closed Warehouse Reserves

         For closed stores and warehouses that are under long-term leases, we adjust the charges originally accrued for these events for (i) interest accretion, (ii) settlements on leases or sold properties, and (iii) changes in estimates in future sublease rental assumptions. Net adjustments, all of which have been disclosed in the Notes to the Consolidated Financial Statements, for changes have been cumulatively approximately 1% from the date of inception. Total adjustments for settlements on leases or sold properties and changes in estimates resulted in expenses of $26.4 million for continuing operations and $29.6 million for discontinued operations in fiscal 2008, expense of $4.1 million for continuing operations and income of $1.9 million for discontinued operations in fiscal 2007, and expense of $7.8 million for continuing operations and income of $1.7 million for discontinued operations in fiscal 2006. Adjustments are predominantly due to fluctuations in the real estate market from the time the original charges are incurred until the properties are actually settled.

         As of February 28, 2009, we had recorded liabilities for estimated probable obligations of $206 million. Of this amount, $27 million relates to stores closed in the normal course of business, $29 million relates to stores and warehouses closed as part of the asset disposition initiatives (refer to Note 8 of our Consolidated Financial Statements), and $150 million relates to stores closed as part of our discontinued operations (refer to Note 7 of our Consolidated Financial Statements).

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

Warrant Liability

         We have issued warrants, which are recorded as liabilities in our financial statements and marked to market each reporting period using the Black-Scholes option pricing model. The value of these liabilities may change as a result of changes in A&P's stock price, volatility, the remaining time until maturity, and the current interest rate.

Pension, Other Benefit Plans and GHI Contractual Obligation

         The determination of our obligation and expense for pension and other postretirement benefits is dependent, in part, on our selection of certain assumptions used by our actuaries in calculating these amounts. These assumptions include the weighted average discount rate at which obligations can be effectively settled, the anticipated rate of future increases in compensation levels, the expected long-term rate of return on plan assets, increases or trends in health care cost, and certain employee related factors, such as turnover, retirement age and mortality.

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

         Our long-term rate of return is developed by taking into account the target allocations contained in each plan's investment policy, as of the beginning of the year, and reflecting long term historical data, with greater weight given to recent years. Under this approach, separate analyses are performed to determine the expected long-term rate of inflation, real rates of return for each asset class, and the correlations among the returns for the various asset classes. We use independent actuaries to assist us in determining our long-term rate of return assumptions. For fiscal 2008, 2007 and 2006, we assumed return rates of 6.75%. Our pension plan's average return was -27% during fiscal 2008, net of all investment management fees and expenses, primarily due to the poor performance of the financial markets in 2008. In evaluating our expected return rate, we considered historical 20-year compounded returns on our qualified defined benefit plans' assets, which exceeded 7.5% and are comparable to the overall market returns over the same period. As such, we believe that our 6.75% pension return assumption is appropriate due to the fact that we expect that future returns will be consistent with the long-term historical average annual returns for our plan's investments. We will continue to examine our portfolio allocations to increase the likelihood of achieving our expected rate of return.

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

         The weighted average discount rate, the weighted average rate of compensation increase and the expected long-term rate of return on plan assets used in our determination of our pension expense are as follows:

                                                        Fiscal            Fiscal           Fiscal
                                                         2008              2007             2006
                                                      ----------        ----------       ----------
Weighted average discount rate                           5.75%             5.75%            5.75%
Weighted average rate of compensation increase           2.75%             2.75%            2.75%
Expected long-term rate of return on plan assets         6.75%             6.75%            6.75%

         To determine our benefit obligation as of February 28, 2009, we used a weighted average discount rate of 7.25% and a weighted average rate of compensation increase of 3%.

         The following illustrates the annual impact on pension expense of a 100 basis point increase or decrease from the assumptions used to determine the net cost for the fiscal year ending February 28, 2009:

                                                                                 Combined (Decrease)
                                        Weighted Average     Expected Return     Increase in Pension
                                          Discount Rate        on Plan Assets          Expense
                                       ------------------    ------------------  -----------------
100 basis point increase                    $(0.6)                  $(4.5)            $(5.1)
100 basis point decrease                       --                     4.5               4.5

         The following illustrates the annual impact on benefit obligation of a 100 basis point increase or decrease from the discount rate used to determine the benefit obligation at February 28, 2009:

                                                           Weighted Average
                                                            Discount Rate
                                                            -------------
100 basis point increase                                    $      (39.3)
100 basis point decrease                                            46.3


         The following illustrates the annual impact on postretirement benefit expense of a 100 basis point increase or decrease from the healthcare trend used to determine the net cost for the year ending February 28, 2009:

                                                 Weighted Average
                                                  Discount Rate
                                                  -------------
100 basis point increase                          $          0.3
100 basis point decrease                                    (0.3)

         The following illustrates the annual impact on the accumulated postretirement benefit obligation of a 100 basis point increase or decrease from the healthcare trend used to determine the accumulated benefit obligation at February 28, 2009:

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


                                                 Weighted Average
                                                  Discount Rate
                                                  -------------
100 basis point increase                          $         2.2
100 basis point decrease                                   (1.9)

         Our obligation to fund pension benefits for certain employees of Grocery Haulers, Inc. ("GHI") who handle transportation and logistics services for our Pathmark stores is accounted for as a contractual obligation at fair value. The discount rate is derived from published zero-coupon AA corporate bond yields. It is determined by considering the actual pattern of maturity of the benefit obligations of approximately fifteen years. We utilized a 7% discount rate to value this obligation as of February 28, 2009. Due to their long-term nature, other assumptions used to value this contractual obligation, such as compensation levels, trends in health care costs, and certain related factors, such as turnover, retirement age and mortality, are reevaluated on an annual basis and are consistent with those used to determine the Projected Benefit Obligation for our pension plans. We use independent actuaries to assist us in determining the discount rate assumptions and measuring this obligation.

         A 100 basis point increase or decrease from the discount rate used to determine net cost for GHI for the fiscal year ended February 28, 2009, would increase or decrease our interest expense by $0.1 million.

         The following illustrates the annual impact of a 100 basis point increase or decrease in the discount rate on our GHI Contractual Obligation balance for the fiscal year ended February 28, 2009:

                                                Discount Rate
                                              ---------------
100 basis point increase                      $         (8.1)
100 basis point decrease                      $          9.6

Inventories

         We evaluate inventory shrinkage throughout the year based on actual physical counts and record reserves based on the results of these counts to provide for estimated shrinkage between the store's last inventory and the balance sheet date. Physical inventory counts are taken every period for fresh inventory, approximately twice per fiscal year on a staggered basis for the remaining merchandise inventory in stores, and annually for inventory in distribution centers and for supplies. The average shrinkage rate resulting from the physical inventory counts is applied to the ending inventory balance in each store as of the balance sheet date to provide for estimated shrinkage from the date of the last physical inventory count for that location. Total inventory stock loss reserves amounted to approximately $24.2 million and $15.7 million, as of February 28, 2009 and February 23, 2008, respectively. Adjustments to the stock loss reserve based on physical inventories were approximately 3% of our ending inventory balance as of February 28, 2009.

Income Taxes

         As discussed in Note 14 of the Consolidated Financial Statements, we record a valuation allowance for the entire U.S. net deferred tax asset since it is more likely than not that the net deferred tax asset would not be utilized based on historical cumulative losses. This valuation allowance could be reversed in future periods if we experience improvement in our U.S. operations.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


         The cumulative effect of the adoption of the recognition and measurement provisions of FIN 48 resulted in a $24.4 million increase to the February 25, 2007 balance of retained earnings. Results of prior periods have not been restated. The increase in our liabilities for unrecognized tax benefits as of the date of adoption of approximately $165 million was due mostly to our assessment of potential exposure concerning a deduction taken in our Company's fiscal 2005 federal income tax return. Despite our Company's belief that its tax return position is supportable, we believe that the position may not be fully sustained upon review by tax authorities. Such amount was adjusted to approximately $154 million in the fourth quarter of fiscal 2007 in connection with our fiscal 2006 tax return to provision reconciliation. As we were in a full valuation allowance position, the approximate $11 million adjustment had no effect on our Company's earnings. At February 28, 2009 and February 23, 2008, we had unrecognized tax benefits of $162.8 million and $164.3 million, respectively, that, if recognized would affect the effective tax rate. However, they would be offset by an increase in our valuation allowance. It is reasonably possible that the amount of unrecognized tax benefit with respect to certain of our unrecognized tax positions will significantly decrease within the next 12 months. At this time, we estimate that the amount of our gross unrecognized tax positions may decrease by up to approximately $154 million within the next 12 months, primarily due to the settlement of ongoing audits and lapses of statutes of limitations in certain jurisdictions. Any decrease in our Company's gross unrecognized tax positions would require a re-evaluation of our Company's valuation allowance maintained on our net deferred tax asset and, therefore, is not expected to effect our effective tax rate.

         Our policy for interest and penalties under FIN 48 related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. Therefore, we continue to recognize interest and penalties as incurred within "(Provision for) benefit from income taxes" in our Consolidated Statements of Operations. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is more likely than not of being sustained in our Consolidated Financial Statements. Our Company makes estimates of the potential liability based on our assessment of all potential tax exposures. In addition, we use factors such as applicable tax laws and regulations, current information and past experience with similar issues to make these adjustments.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
                     Consolidated Statements of Operations
                 (Dollars in thousands, except per share amounts)


                                                            Fiscal 2008          Fiscal 2007          Fiscal 2006
                                                            ------------         ------------         ------------
Sales                                                       $  9,516,186         $  6,401,130         $  5,369,203
Cost of merchandise sold                                      (6,613,150)          (4,431,299)          (3,702,883)
                                                            ------------         ------------         ------------
Gross margin                                                   2,903,036            1,969,831            1,666,320
Store operating, general and
    administrative expense                                    (2,949,822)          (2,009,071)          (1,693,490)
                                                            ------------         ------------         ------------
Loss from operations                                             (46,786)             (39,240)             (27,170)
Loss on sale of Canadian operations                                   --                 (436)              (1,299)
Gain on sale of Metro, Inc.                                           --              184,451                   --
Nonoperating income                                              116,864               37,394                   --
Interest expense                                                (154,137)            (111,816)             (65,884)
Interest and dividend income                                         591               14,350                9,020
Equity in earnings of Metro, Inc.                                     --                7,869               40,003
                                                            ------------         ------------         ------------
(Loss) income from continuing operations
      before income taxes                                        (83,468)              92,572              (45,330)
(Provision for) benefit from income taxes                         (2,683)              (5,592)              58,081
                                                            ------------         ------------         ------------
(Loss) income from continuing operations                         (86,151)              86,980               12,751
Discontinued operations:
    (Loss) income from operations of
      discontinued businesses, net of tax benefit
      of nil, nil and $1,781 for fiscal 2008, 2007,
      and 2006, respectively                                     (58,383)            (196,848)               7,088
    Gain (loss) on disposal of discontinued
      operations, net of tax benefit of nil,
      nil and $1,952 for fiscal 2008, 2007
      and 2006, respectively                                       4,653              (50,812)               7,054
                                                            ------------         ------------         ------------
(Loss) income from discontinued
      operations                                                 (53,730)            (247,660)              14,142
                                                            ------------         ------------         ------------
Net (loss) income                                           $   (139,881)        $   (160,680)        $     26,893
                                                            ============         ============         ============
Net (loss) income per share - basic:
    Continuing operations                                   $      (1.69)        $       2.00         $       0.31
    Discontinued operations                                        (1.05)               (5.69)                0.34
                                                            ------------         ------------         ------------
Net (loss) income per share - basic                         $      (2.74)        $      (3.69)        $       0.65
                                                            ============         ============         ============
Net (loss) income per share - diluted:
    Continuing operations                                   $      (4.28)        $       1.37         $       0.30
    Discontinued operations                                        (1.13)               (5.59)                0.34
                                                            ------------         ------------         ------------
Net (loss) income per share - diluted                       $      (5.41)        $      (4.22)        $       0.64
                                                            ============         ============         ============
Weighted average common shares outstanding:
    Basic                                                     50,948,194           43,551,459           41,430,600
                                                            ============         ============         ============
    Diluted                                                   47,691,002           44,295,214           41,902,358
                                                            ============         ============         ============

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
 Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income
           (Dollars in thousands, except share and per share amounts)

                                                                                        Accumulated      Retained
                                                Common Stock              Additional       Other         Earnings        Total
                                        -----------------------------      Paid-in     Comprehensive   (Accumulated   Stockholders'
                                            Shares         Amount          Capital     Income (Loss)     Deficit)        Equity
                                        -------------     -----------    -----------   -------------   ------------   -------------
Balance at 2/25/06                         41,148,987     $    41,149    $   497,193      $    6,953     $ 126,432    $    671,727
Net income                                                                                                  26,893          26,893
Cash dividends on common stock-
    $7.25 per share                                                         (299,089)                                     (299,089)
Stock options exercised                       414,104             414          5,580                                         5,994
Other share based awards                       26,104              26          8,108                                         8,134
Tax benefit of stock options                                                   1,076                                         1,076
Initial adoption of SFAS 158                                                                  19,196                        19,196
Other comprehensive loss                                                                      (3,261)                       (3,261)
                                           ----------     -----------    -----------      ----------     ---------    -------------
Balance at 2/24/07
    as previously reported                 41,589,195          41,589        212,868          22,888       153,325         430,670
Impact of the adoption of change in
    measurement date under FAS 158                                                                            (643)           (643)
Cumulative impact of
    the adoption of FIN 48                                                                                  24,421          24,421
                                           ----------     -----------    -----------      ----------     ---------    -------------
Balance at 2/24/07,
    as adjusted                            41,589,195          41,589        212,868          22,888       177,103         454,448
Net loss
                                                                                                          (160,680)       (160,680)
Stock options exercised                       585,087             585          9,992                                        10,577
Other share based awards                       11,604              12          9,027                                         9,039
Tax benefit of stock options                                                   2,640                                         2,640
Call options                                                                 (73,509)                                      (73,509)
Stock, options and warrants relating to
    acquisition of Pathmark                14,915,069          14,915        212,576                                        227,491
Other comprehensive loss                                                                     (51,863)                      (51,863)
                                           ----------     -----------    -----------      ----------     ---------    -------------
Balance at 2/23/08                         57,100,955          57,101        373,594         (28,975)       16,423         418,143
Net loss
                                                                                                          (139,881)       (139,881)
Stock options exercised                       107,891             108          2,105                                         2,213
Other share based awards                      465,953             466          5,228                                         5,694
Financing warrants and conversion
   features relating to convertible debt                                      57,373                                        57,373
Other comprehensive loss                                                                     (76,172)                      (76,172)
                                           ----------     -----------    -----------      ----------     ---------    -------------
Balance at 2/28/09                         57,674,799     $    57,675    $   438,300      $ (105,147)    $(123,458)   $    267,370
                                           ==========     ===========    ===========      ==========     =========    =============

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
 Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income
                                   (Continued)
                             (Dollars in thousands)

Comprehensive (Loss) Income                                       Fiscal 2008         Fiscal 2007         Fiscal 2006
---------------------------                                       ------------        ------------        ------------
Net (loss) income                                                 $  (139,881)        $  (160,680)        $   26,893
                                                                  -----------         -----------         ----------
Foreign currency translation adjustment, net of tax                        --              (9,710)            (3,164)
Net unrealized gain on marketable securities, net of tax                   --                  22                993
Pension and other postretirement benefits, net of tax                 (76,172)            (42,175)                --
Minimum pension liability adjustment, prior to adoption of
   SFAS 158, net of tax                                                    --                  --             (1,090)
                                                                  -----------         -----------         ----------
Other comprehensive loss, net of tax                                  (76,172)            (51,863)            (3,261)
                                                                  -----------         -----------         ----------
Total comprehensive (loss) income                                 $  (216,053)        $  (212,543)        $   23,632
                                                                  ===========         ===========         ==========


Accumulated Other Comprehensive (Loss) Income Balances
------------------------------------------------------

                                               Net Unrealized     Pension and       Accumulated
                                 Foreign        (Loss) / Gain     Other Post-          Other
                                Currency        on Marketable     retirement       Comprehensive
                               Translation       Securities       Benefits          Income (Loss)
                              --------------   ---------------  ---------------     ---------------
Balance at
   February 25, 2006                 12,874           (1,015)          (4,906)            6,953
Current period change                (3,164)             993           (1,090)           (3,261)
Initial adoption of SFAS 158             --               --           19,196            19,196
                               ------------     ------------    -------------      ------------
Balance at February 24, 2007          9,710              (22)          13,200            22,888
Current period change                (9,710)              22          (42,175)          (51,863)
                               ------------     ------------    -------------      ------------
Balance at                               --               --          (28,975)          (28,975)
   February 23, 2008
Current period change                    --               --          (76,172)          (76,172)
                               ------------     ------------    -------------      ------------
Balance at
   February 28, 2009           $         --     $         --    $    (105,147)     $   (105,147)
                               ============     ============    =============      ============

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                           Consolidated Balance Sheets
           (Dollars in thousands, except share and per share amounts)

                                                            February 28, 2009      February 23, 2008
                                                          -------------------    -------------------
Assets
Current assets:
    Cash and cash equivalents                                     $   175,375            $   100,733
    Restricted cash                                                     2,214                  3,713
    Restricted marketable securities                                    2,929                  6,796
    Accounts receivable, net of allowance for doubtful
      accounts of $8,463 and $5,864 at February 28, 2009
      and February 23, 2008, respectively                             196,537                173,203
    Inventories                                                       474,002                505,012
    Prepaid expenses and other current assets                          66,190                 94,969
                                                                  -----------            -----------
      Total current assets                                            917,247                884,426
                                                                  -----------            -----------
Non-current assets:
    Property:
      Land                                                            112,257                120,966
      Buildings                                                       381,779                380,974
      Equipment                                                     1,220,283              1,254,827
      Leasehold improvements                                        1,358,515              1,337,858
                                                                  -----------            -----------
    Total - at cost                                                 3,072,834              3,094,625
      Less accumulated depreciation and amortization               (1,481,584)            (1,343,185)
                                                                  -----------            -----------
      Property owned, net                                           1,591,250              1,751,440
      Property under capital leases, net                              132,960                149,363
                                                                  -----------            -----------
    Property, net                                                   1,724,210              1,900,803
    Goodwill                                                          483,560                387,546
    Intangible assets                                                 224,838                234,086
    Other assets                                                      195,856                236,995
                                                                  -----------            -----------
Total assets                                                      $ 3,545,711            $ 3,643,856
                                                                  ===========            ===========

Liabilities and Stockholders' Equity
Current liabilities:
    Current portion of long-term debt                             $     5,283            $    11,875
    Current portion of obligations under capital leases                12,290                 11,344
    Current portion of other financial liabilities                         --                 44,539
    Accounts payable                                                  221,073                216,703
    Book overdrafts                                                    60,835                 36,435
    Accrued salaries, wages and benefits                              161,054                177,814
    Accrued taxes                                                      39,404                 46,156
    Other accruals                                                    246,596                226,949
                                                                  -----------            -----------
      Total current liabilities                                       746,535                771,815
                                                                  -----------            -----------
Non-current liabilities
    Long-term debt                                                    942,514                758,886
    Long-term obligations under capital leases                        147,921                157,430
    Long-term real estate liabilities                                 330,196                346,110
    Deferred real estate income                                        95,000                 81,110
    Other financial liabilities                                         4,766                180,250
    Other non-current liabilities                                   1,011,409                930,112
                                                                  -----------            -----------
Total liabilities                                                   3,278,341              3,225,713
                                                                  -----------            -----------

Commitments and contingencies (Refer to Note 21)

Stockholders' equity:
    Preferred stock - no par value; authorized - 3,000,000
      shares; issued - none                                                --                     --
    Common stock - $1 par value; authorized - 160,000,000
      shares; issued and outstanding - 57,674,799 and
      57,100,955 shares at February 28, 2009 and
      February 23, 2008, respectively                                  57,675                 57,101
    Additional paid-in capital                                        438,300                373,594
    Accumulated other comprehensive loss                             (105,147)               (28,975)
    (Accumulated deficit) retained earnings                          (123,458)                16,423
                                                                  -----------            -----------
      Total stockholders' equity                                      267,370                418,143
                                                                  -----------            -----------
    Total liabilities and stockholders' equity                    $ 3,545,711            $ 3,643,856
                                                                  ===========            ===========

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                                 Fiscal 2008        Fiscal 2007        Fiscal 2006
                                                                                -------------      -------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                                                $  (139,881)       $  (160,680)       $    26,893
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
     Asset disposition initiatives                                                    38,217            123,951              2,139
     Depreciation and amortization                                                   260,991            186,789            177,754
     Income tax benefit                                                                   --                 --            (66,435)
     Gains on disposal of owned property and write-down of property, net               1,086            (13,743)           (22,502)
     Other property impairments                                                       14,069             11,657              4,294
     (Gain) loss on disposal of discontinued operations                               (4,653)            50,812             (7,054)
     Loss on sale of Canadian operations                                                  --                436              1,299
     Nonoperating income                                                            (116,864)           (37,394)                --
     Interest accretion on convertible notes                                          12,027              2,313                 --
     Other share based awards                                                          5,694              9,039              8,134
     Equity in earnings of Metro, Inc.                                                    --             (7,869)           (40,003)
     Proceeds from dividends from Metro, Inc                                              --                 --              6,858
     Financing fees relating to bridge loan facility                                      --             25,421                 --
     Gain on disposition of Metro, Inc.                                                   --           (184,451)                --
Other changes in assets and liabilities, net of acquisitions:
     (Increase) decrease in receivables                                              (28,625)            37,098             62,741
     Decrease (increase) in inventories                                               29,706            115,985             (1,264)
     (Increase) decrease in prepaid expenses and other current assets                  1,633              9,904              3,062
     (Increase) decrease in other assets                                             (18,182)            16,949              3,044
     Increase (decrease) in accounts payable                                           5,850            (72,714)           (19,199)
     Decrease in accrued salaries, wages and benefits, and taxes                     (21,177)           (42,345)            (9,425)
     Increase (decrease) in other accruals                                            12,637            (47,590)           (61,172)
     Decrease in other non-current liabilities                                       (52,741)           (65,426)           (37,641)
     Other operating activities, net                                                  (2,233)              (686)             1,669
                                                                                 -----------        -----------        -----------
Net cash (used in) provided by operating activities                                   (2,446)           (42,544)            33,192
                                                                                 -----------        -----------        -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditures for property                                                      (115,994)          (122,850)          (208,159)
     Proceeds from disposal of property                                               37,616            153,591             41,880
     Purchase of businesses, net of cash acquired                                         --           (985,521)           (24,619)
     Disposal related expenditures for sale of Canadian operations                        --             (1,040)            (1,299)
     Proceeds from derivatives                                                            --              2,442                 --
     Decrease in restricted cash                                                       1,499             47,463             95,133
     Net proceeds from the sale of shares of Metro, Inc.                                  --            548,796                 --
     Purchases of marketable securities                                                   --            (32,700)          (148,700)
     Proceeds from maturities of marketable securities                                12,349             33,242            294,519
                                                                                 -----------        -----------        -----------
Net cash (used in) provided by investing activities                                  (64,530)          (356,577)            48,755
                                                                                 -----------        -----------        -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds under revolving lines of credit                                      1,683,823          1,027,335          1,757,100
     Principal payments on revolving lines of credit                              (1,521,940)        (1,060,336)        (1,687,100)
     Proceeds under line of credit                                                    54,973                 --                 --
     Principal payments on line of credit                                            (61,573)                --                 --
     Proceeds from promissory note                                                    10,000                 --                 --
     Proceeds from long-term borrowings                                                   --          1,018,300                 --
     Payments on long-term borrowings                                                   (274)          (485,830)               (80)
     Settlement of Series A warrants                                                 (45,735)                --                 --
     Long-term real estate liabilities                                                 3,150              6,229              3,379
     Principal payments on capital leases                                             (9,015)            (2,187)            (1,748)
     Proceeds from the financing warrants                                                 --             36,771                 --
     Payments for the call options                                                        --            (73,509)                --
     Increase (decrease) in book overdrafts                                           24,400             (4,562)            (3,614)
     Financing fees                                                                    1,674            (61,782)              (249)
     Dividends paid                                                                       --                 --           (299,089)
     Tax benefit on stock options                                                         --              2,640                 --
     Proceeds from exercises of stock options                                          2,213             10,577              5,994
                                                                                 -----------        -----------        -----------
Net cash provided by (used in) financing activities                                  141,696            413,646           (225,407)
                                                                                 -----------        -----------        -----------
Effect of exchange rate changes on cash and
        cash equivalents                                                                 (78)                14                 65
                                                                                 -----------        -----------        -----------
Net increase (decrease) in cash and cash equivalents                                  74,642             14,539           (143,395)
Cash and cash equivalents at beginning of year                                       100,733             86,194            229,589
                                                                                 -----------        -----------        -----------
Cash and cash equivalents at end of year                                         $   175,375        $   100,733        $    86,194
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

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation and Consolidation
---------------------------------------
         The consolidated financial statements include the accounts of The Great Atlantic & Pacific Tea Company, Inc. ("We," "Our," "Us" or "our Company") and all subsidiaries. Intercompany accounts and transactions have been eliminated.

         At February 28, 2009, we operated retail supermarkets in the United States. The operations are mainly in the Northeastern part of the U.S. Our principal stockholder, Tengelmann Warenhandelsgesellschaft KG ("Tengelmann"), owned 39.0% of our common stock as of February 28, 2009.

         As discussed in Note 7 - Discontinued Operations, the criteria necessary to classify the operations for the Midwest and the Greater New Orleans area as discontinued were satisfied during fiscal 2007 and as such, have been reclassified in our Consolidated Statements of Operations for all periods presented.

         Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Fiscal Year
-----------
         Our fiscal year ends on the last Saturday in February. Fiscal 2008 is comprised of 53 weeks, consisting of 12 four-week periods and one five-week period. Fiscal 2007 and 2006 were each comprised of 52 weeks, consisting of 13 four-week periods.

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

Cost of Merchandise Sold
------------------------
         Cost of merchandise sold includes cost of inventory sold during the period, including purchasing and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs, internal transfer costs and other distribution costs through C&S Wholesale Grocers, Inc. and Grocery Haulers, Inc. In addition, vendor allowance income is recorded within cost of merchandise sold.

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

Advertising Costs
-----------------
         Advertising costs incurred to communicate media advertising are expensed in the period the advertisement is first shown. Other advertising costs, primarily costs to produce circulars and pay advertising agency fees, are expensed when incurred. We recorded advertising expense of $92.0 million for fiscal 2008, $77.7 million for fiscal 2007 ($73.3 million for continuing operations and $4.4 million for discontinued operations) and $76.2 million for fiscal 2006 ($59.5 million for continuing operations and $16.7 million for discontinued operations).

Pre-opening Costs
-----------------
         Non-capital expenditures incurred in opening new stores or remodeling existing stores are expensed as incurred. Rental costs incurred during the construction period are expensed.

Software Costs
--------------
         We capitalize externally purchased software and amortize it over five years. Amortization expense related to software costs for fiscal 2008, 2007 and 2006 was $10.6 million, $4.8 million and $7.6 million, respectively.

         We capitalize certain internally generated software costs after feasibility is reached which is concurrent (i) with the completion of the preliminary project stage, (ii) when management authorizes and commits to funding a software project, and (iii) when it is probable that the project will be completed and the software will be used to perform the function intended. In fiscal 2008, 2007 and 2006, we capitalized $1.8 million, $3.6 million and $1.4 million, respectively, of such software costs. These costs are amortized over five years. For fiscal 2008, 2007 and 2006, we recorded related amortization expense for continuing operations of $3.5 million, $8.9 million and $14.6 million, respectively. Also during fiscal 2008, we capitalized $16.2 million of externally purchased software costs relating to Pathmark acquisition. These costs are being amortized over five years.

         Externally purchased and internally developed software are classified in "Property - Equipment" on our Consolidated Balance Sheets.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


(Loss) Income Per Share
-----------------------
         Basic (loss) income per share is computed by dividing net (loss) income by the weighted average shares outstanding for the reporting period. Diluted
(loss) earnings per share reflects the potential dilution, using the "treasury stock" and "if-converted" methods, and assumes that the convertible debt, stock options, restricted stock, warrants, and other potentially dilutive financial instruments were converted into common stock upon issuance, if dilutive.

         The following table contains common share equivalents, which were not included in the historical (loss) income per share calculations as their effect would be antidilutive:

                              Fiscal 2008      Fiscal 2007     Fiscal 2006
                             -------------    -------------   -------------
Convertible debt               6,746,025        2,107,064             --
Stock options                  1,785,583          486,375        186,218
Warrants                         686,277          156,486             --
Restricted stock units           514,031           30,183             --
Financing warrant             11,278,988               --             --

         We have 8,134,002 loaned shares under our share lending agreements, which are considered issued and outstanding. However, the obligation of the financial institutions to return the borrowed shares has been accounted for as a prepaid forward contract and, accordingly, shares underlying this contract are removed from the computation of basic and diluted earnings per share, unless the borrower defaults on returning the related shares. On September 15, 2008, Lehman Europe, who is a party to a 3,206,058 share lending agreement with the Company filed under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court and/or commenced equivalent proceedings in jurisdictions outside of the United States (collectively, the "Lehman Bankruptcy"). As such, we have included these loaned shares as issued and outstanding effective September 15, 2008 for purposes of computing our basic and diluted weighted average shares and (loss) income per share. (Refer to Note 17 - Capital Stock)

         The following table sets forth the (loss) income from continuing operations and common shares outstanding that are used in the calculation of basic and diluted earnings per share:

                                                   Fiscal 2008          Fiscal 2007         Fiscal 2006
                                                  ------------         ------------        ------------

(Loss) income from continuing operations          $    (86,151)        $     86,980         $    12,751
Adjustments for Convertible Debt                       (16,588)                  --                  --
Adjustments on Convertible Warrants                   (101,336)             (26,352)                 --
                                                  ------------         ------------         -----------
(Loss) income from continuing operations-
     diluted                                      $   (204,075)        $     60,628         $    12,751
                                                  ============         ============         ===========

Weighted average common shares outstanding          57,647,679           45,007,214          41,430,600
Restricted stock options                                    --               63,784                  --
Share lending agreement                             (6,699,485)          (1,519,539)                 --
                                                  ------------         ------------         -----------
Common shares outstanding-basic                     50,948,194           43,551,459          41,430,600

Effect of dilutive securities:
Options to purchase common stock                            --              348,357             471,758
Convertible debt                                     4,532,963                   --                  --
Convertible warrants                                (7,790,155)             395,398                  --
                                                  ------------         ------------         -----------
Common shares outstanding-diluted                   47,691,002           44,295,214          41,902,358
                                                  ============         ============         ===========

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Translation of Canadian Currency
--------------------------------
         Assets and liabilities denominated in Canadian currency are translated at year-end rates of exchange, and revenues and expenses are translated at average rates of exchange during the year. Gains and losses resulting from translation adjustments are accumulated as a separate component of accumulated other comprehensive loss within Stockholders' Equity. At February 28, 2009 and February 23, 2008, because we sold all of our shares of Metro, Inc., assets and liabilities denominated in Canadian currency are nil and $1.0 million, respectively.

Cash and Cash Equivalents
-------------------------
         Short-term investments that are highly liquid with maturities of ninety days or less when purchased are deemed to be cash equivalents. These balances as well as credit card receivables of $46.7 million and $46.0 million at February 28, 2009 and February 23, 2008, respectively, are included in "Cash and cash equivalents" on our Consolidated Balance Sheets.

Restricted Cash
---------------
         Our restricted cash balances represent monies held in escrow for services which our Company is required to perform in connection with the sale of our real estate properties.

Restricted Marketable Securities
--------------------------------
         Investments with maturities greater than ninety days when purchased are considered marketable securities. Our Company's investments are considered to be available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholder's equity. Our Company records other than temporary declines in fair value to earnings as realized losses. Our restricted marketable securities are held by Bank of America in the Columbia Strategic Cash Portfolio ("Columbia Fund"). On December 6, 2007, Bank of America froze the Columbia Fund as a result of the increased risk in subprime asset backed securities. Refer to Note 3 - Cash, Cash Equivalents, Restricted Cash and Restricted Marketable Securities for further discussion of the Columbia Fund.

Inventories
-----------
         Store inventories are stated principally at the lower of cost or market with cost determined under the retail method. Under the retail method, the valuation of inventories at cost and resulting gross margins are determined by applying a cost-to-retail ratio for various groupings of similar items to the retail value of inventories. Inherent in the retail inventory method calculations are certain management judgments and estimates, including shrinkage, which could impact the ending inventory valuation at cost as well as the resulting gross margins. Perishables and pharmacy inventories are stated at cost. Distribution center and other inventories are stated primarily at the lower of cost or market. As of February 28, 2009 and February 23, 2008, the cost of 61.0% and 61.1% of our inventories, respectively, was determined using the first-in, first out ("FIFO") method and the cost of 39.0% and 38.9% of our inventories, respectively, was determined using the last-in, first-out ("LIFO") method. At February 28, 2009 and February 23, 2008, the excess of estimated current costs over LIFO carrying values, or LIFO reserves, were approximately $10.1 million and $2.3 million, respectively.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Long-Lived Assets and Finite-Lived Intangible Assets
----------------------------------------------------
         We review the carrying values of our long-lived assets and finite-lived intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is primarily based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment of long-lived intangible assets on a discounted basis using a probability weighted approach and a U.S. Treasury risk-free rate, which is based on the life of the primary asset within the asset group. We measure the value of finite-lived intangible assets based on the weighted average cost of capital.

Property
--------
         Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to forty years and equipment is depreciated based on lives varying from three to twelve years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining available lease terms. Property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is shorter. During fiscal 2008, 2007 and 2006, in addition to the impairment losses discussed at Note 6 - Valuation of Long-lived Assets, we disposed of certain assets, which resulted in a pretax loss from continuing operations of $1.1 million and pretax net gains from continuing operations of $13.7 million and $22.5 million, respectively.

Goodwill and Other Indefinite-Lived Intangible Assets
-----------------------------------------------------
         Goodwill and other intangibles with indefinite useful lives that are not subject to amortization are tested for impairment in the fourth quarter of each fiscal year, or more frequently whenever events or changes in circumstances indicate that impairment may have occurred. Possible indicators of impairment include, but are not limited to sustained operating losses or poor operating performance trends, a significant decline in our expected future cash flows for a reporting unit, a decrease in our market capitalization below our book value for a sustained period of time, and an expectation that a reporting unit will be disposed of or sold. When indicated, we perform an evaluation to determine if impairment has occurred. If impairment is identified, we measure and record the amount of the impairment loss.

         For goodwill, the first step of the impairment analysis is performed by comparing the estimated fair value of each reporting unit to the related carrying value of the net assets of that reporting unit. If the fair value of the reporting unit exceeds the carrying value of the net asset of that reporting unit, goodwill is not deemed to be impaired and no further testing is performed. If the carrying value of the net assets for a reporting unit exceeds the related fair value, the second step of the impairment test is performed to measure any potential impairment. The second step of the goodwill impairment test compares the fair value of the reporting unit's goodwill with the carrying value of goodwill. To determine the fair value of goodwill, the fair value of the reporting unit is allocated to all of its assets and liabilities, with the excess allocated to goodwill. If the carrying amount of a reporting unit's goodwill exceeds the fair value of that goodwill, an impairment loss is recognized for the difference. During fiscal 2008, we concluded that our goodwill balance was not impaired.

         Our only other indefinite-lived intangible asset is the Pathmark Trademark. We estimate the fair value of this intangible asset using the relief-from-royalty method, which uses assumptions related to projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


value of the indefinite-lived intangible asset is less than its carrying value. We completed our impairment test of our indefinite-lived intangible and concluded there was no impairment as of February 28, 2009.

         During the fourth quarter of fiscal 2007, we completed the acquisition of 100% of Pathmark Stores, Inc. ("Pathmark"). In connection with this purchase, we recorded goodwill in the amount of $475.9 million which is included in "Goodwill" on our Consolidated Balance Sheets. Also in connection with this acquisition, we recorded indefinite lived intangible assets of $127.3 million, which are included in "Intangible assets" in our Consolidated Balance Sheets.

         During fiscal 2007, we completed the purchase of Best Cellars and recorded goodwill in the amount of $1.8 million within our Other segment. During fiscal 2006, we completed the purchase of six Clemens Markets stores from C&S Wholesale Grocers, Inc. and recorded goodwill in the amount of $5.8 million within our Fresh segment.

         Changes in the carrying amount of goodwill by reportable segment during fiscal 2007 and fiscal 2008 are as follows:

                                                     Price
                                       Fresh         Impact          Gourmet         Other       Unallocated         Total
                                    ---------      -----------    -----------     -----------    -----------    -------------
Goodwill at February 24, 2007       $   5,810      $        --    $        --     $        --    $        --    $       5,810
Goodwill acquired during the year          --               --             --           1,746        379,990*         381,736
                                    ---------      -----------    -----------     -----------    -----------    -------------
Goodwill at February 23, 2008           5,810               --             --           1,746        379,990          387,546
   Allocation of goodwill              97,175          269,181         10,156           3,478       (379,990)               -
   Other**                             24,533           67,958          2,564             959             --           96,014
   Transfer of goodwill between
     reportable segments                 (909)             909             --              --             --               --
                                    ---------      -----------    -----------     -----------    -----------    -------------
Goodwill at February 28, 2009       $ 126,609      $   338,048    $    12,720     $     6,183    $        --    $     483,560
                                    =========      ===========    ===========     ===========    ===========    =============

-------------------------------
* At February 23, 2008, we were in the process of determining the allocation of goodwill related to the Pathmark acquisition to our reporting segments.
** Includes purchase accounting adjustments recorded in connection with our Pathmark acquisition.

Current Liabilities
-------------------
         Certain accounts payable checks issued but not presented to banks frequently result in negative book balances for accounting purposes. Such amounts are classified as "Book overdrafts" on our Consolidated Balance Sheets.

         Liabilities for compensated absences of $60.3 million and $63.0 million at February 28, 2009 and February 23, 2008, respectively, are included in "Accrued salaries, wages and benefits" on our Consolidated Balance Sheets. We accrue for vested vacation pay earned by our employees.

Long-Term Real Estate Liabilities
---------------------------------
         Long-term real estate liabilities include the sales price of several sale-leaseback transactions that did not qualify for sale-leaseback accounting. The proceeds received are recorded as long-term real estate liabilities on our Consolidated Balance Sheets with a maturity of 20 years, and will not be recognized until our continuing involvement ceases.

         Long-term real estate liabilities also include various leases in which our Company received landlord allowances to offset the costs of structural improvements we made to the leased space. Because we had paid

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

directly for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the accounting requirements to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and have been amortized over the lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 13 and 25 years and effective annual percentage rates between 4.74% and 71.14%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

Self-Insurance Reserves
-----------------------
         Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The current and non-current liability for self-insurance reserves was $77.6 million and $153.9 million, respectively, at February 28, 2009 and $68.3 million and $152.1 million, respectively, at February 23, 2008. The current portion of these liabilities is included in "Other accruals" and the non-current portion is included in "Other non-current liabilities" on our Consolidated Balance Sheets. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll, legal costs and other data. Legal expenses incurred in connection with workers' compensation and general liability claims are charged to the specific claim to which costs pertain. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

         During fiscal 2008, the increase in our worker's compensation and general liability reserves of $11.1 million was primarily related to a $24.7 million adjustment for Pathmark's opening balance sheet liabilities for self-insurance reserves based on information we obtained regarding facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized on that date, partially offset by payments made during fiscal 2008. During fiscal 2007, the increase in our workers' compensation and general liability reserves was primarily related to the acquisition of Pathmark on December 3, 2007, which increased the reserve by $86.7 million from fiscal 2006. Included in the change of $86.7 million was a $9.8 million charge for a change in estimate of self-insurance settlement costs for prior year claims related to Pathmark.

Closed Store and Warehouse Reserves
-----------------------------------
         For closed stores and warehouses that are under long-term leases, we record a discounted liability using a risk free rate for future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable recoveries from projected sublease rentals. If estimated cost recoveries exceed our liability for future minimum lease payments, the excess is recognized as income over the term of the sublease. We estimate net future cash flows based on our experience in and knowledge of the market in which the closed store is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. Variation in these factors could cause changes to our estimates.

Comprehensive (Loss) Income
---------------------------
         Our Company's other comprehensive (loss) income relates to changes in foreign currency translation, pension and other postretirement benefits and unrealized gains or losses on marketable securities available for sale.

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

New Accounting Pronouncements
-----------------------------
         On April 9, 2009, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Financial Accounting Standard ("FAS") 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"), which applies to debt securities classified as available-for-sale and held-to-maturity. This FSP provides guidance on when the impairment should be considered to be other-than-temporary, the determination of the amount of the other-than-temporary impairment to be recognized in earnings and other comprehensive income, the accounting for debt securities after an other-than-temporary impairment, and the related disclosure requirements. FSP FAS 115-2 and FAS 124-2 is effective for our first fiscal quarter ended June 20, 2009. Earlier adoption is not permitted. Our Company is currently assessing the impact of FSP FAS 115-2 and FAS 124-2 on our financial statements.

         On April 9, 2009, the FASB issued FSP No. FAS 107-1 and Accounting Principles Board ("APB") Opinion No. 28-1 ("FSP FAS 107-1 and APB 28-1"). This FSP amends Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," and APB Opinion No. 28, "Interim Financial Reporting," to require interim and annual disclosures of the fair value of financial instruments, together with the related carrying amount and how each amount relates to what is reported in the statement of financial position. This FSP also requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments. FSP FAS 107-1 and APB 28-1 is effective for our second fiscal quarter ended September 12, 2009, with earlier application permitted, beginning with our first fiscal quarter ended June 20, 2009. We are currently evaluating the impact of FSP FAS 107-1 and APB 28-1, which may require additional disclosure.

         On March 19, 2009, the FASB Emerging Issues Task Force ("EITF") issued EITF Issue No. 09-1, "Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance" ("EITF Issue No. 09-1"). The EITF reached a consensus-for-exposure that a share-lending arrangement entered into on an entity's own shares in contemplation of a convertible debt offering or other financing is required to be measured at fair value and recognized as a debt issuance cost in the Company's financial statements. The debt issuance costs should be amortized using the effective interest method over the life of the financing arrangement as interest cost. In addition, the loaned shares should be excluded from the computations of basic and diluted earnings per share, unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the common and diluted earnings per share calculation. The EITF also expanded the disclosure requirements for share-lending arrangements. This issue will be effective during our first fiscal quarter ended June 20, 2009. Retrospective application is required for all arrangements outstanding in the beginning of the fiscal year in which this Issue is initially applied. Our Company is currently assessing the impact of EITF Issue No. 09-1 on our financial statements.

         In December 2008, the FASB issued FSP FAS 132(R)-1, "Employer's Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1"). FSP FAS 132(R)-1 amends SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

plan. The expanded disclosure requirements include: (i) investment policies and strategies, (ii) the major categories of plan assets, (iii) the inputs and valuation techniques used to measure plan assets, (iv) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and (v) significant concentrations of risk within plan assets. These disclosure requirements are effective for our fiscal year ended February 27, 2010.

         In May 2008, the FASB issued FSP APB Opinion No. 14-1, Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion ("FSP APB 14-1"). FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. FSP APB 14-1 is effective for our first fiscal quarter ended June 20, 2009. Retrospective application to all periods presented is required, except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. Once adopted, we expect an increase in our non-cash interest expense associated with our $255 million 6.75% Convertible Senior Notes that were issued in December 2007, including non-cash interest expense for prior periods as a result of its retrospective application. We believe the additional annual non-cash interest expense under FSP APB 14-1 would have increased interest expense classified in our consolidated statements of operations for the year ended February 28, 2009 by approximately $3.9 million, as our estimated nonconvertible debt borrowing rate of 12.0% is higher than the current contractual rate of 6.75% on our $255 million convertible senior notes. The adoption of FSP APB 14-1 will also increase our non-cash interest expense in fiscal 2009 by $4.4 million, and will increase non-cash interest expense in subsequent periods during which our convertible notes remain outstanding by approximately $18.8 million in total.

         In April 2008, the FASB issued FSP FAS 142-3, "Determining the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. FSP FAS 142-3 is effective for our fiscal year ended February 27, 2010. Our Company is currently assessing the impact of FSP FAS 142-3 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB also issued FSP No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP No. 157-1"). FSP No. 157-1 excludes SFAS No. 13, "Accounting for Leases", as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under SFAS No. 13, from the scope of SFAS No. 157. FSP No. 157-1 is effective upon the initial adoption of SFAS No. 157. Refer to Note 4 - Fair Value Measurements for related disclosure.

In February 2008, the FASB issued FSP No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP No. 157-2"). FSP No. 157-2 delays the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until our first fiscal quarter ended June 20, 2009. FSP No. 157-2 is effective upon issuance. Our Company adopted SFAS No. 157 and FSP No. 157-1 as of February 24, 2008, with the exception of the application of the statement to nonrecurring

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


nonfinancial assets and nonfinancial liabilities. Refer to Note 4 - Fair Value Measurements for related disclosure. We are currently evaluating the impact of FSP No. 157-2, which may require additional disclosure.

         In April 2009, the FASB issued FSP No. 157-4, "Determining Fair Value when the Volume Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP No. 157-4"). This FSP provides guidance for determining the fair value of assets and liabilities that have experienced a significant decrease in the volume and level of activity in relation to their normal market activity and the related transactions or quoted prices may not be indicative of fair value, or not orderly. This FSP does not apply to assets or liabilities for which quoted prices may be obtained in an active market, or Level 1 inputs. FSP No. 157-4 also expands the disclosure requirements of SFAS No. 157 to include a discussion of the inputs and valuation techniques used to measure fair value and to provide disclosure for all equity and debt securities that are measured at fair value by each major security type. FSP 157-4 is effective for our second fiscal quarter ended September 12, 2009, with early application permitted beginning with our first fiscal quarter ended June 20, 2008. We are currently evaluating the impact of FSP No. 157-4 on our financial statements and disclosures.

         In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquiree. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS No. 141R is effective for our fiscal year ended February 27, 2010. In addition, in April 2009, the FASB issued FSP No. FAS 141(R) - 1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141(R)"), which clarifies SFAS No. 141R on issues relating to initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets or liabilities arising from contingencies in business combinations with the acquisition date during or after our fiscal 2009. Our acquisition of Pathmark was not impacted by the provisions of SFAS No. 141R and FSP No. FAS 141(R) - 1, as there is no retroactive application.

Recently Adopted Accounting Pronouncements
------------------------------------------
       Our adoption of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions, resulted in a $24.4 million increase to the February 25, 2006 balance of retained earnings. Results of prior periods have not been restated. Our policy for interest and penalties under FIN 48 related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. Therefore, we continue to recognize interest and penalties as incurred within "(Provision for) benefit from income taxes" in our Consolidated Statements of Operations. Refer to Note 14 - Income Taxes for further discussion.

         In October 2008, the FASB issued FSP No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," ("FSP No. 157-3") with an immediate effective date, including prior periods for which financial statements have not been issued. FSP No. 157-3 amends SFAS No. 157 to clarify the application of fair value in inactive markets and allows for the use of management's internal assumptions about future cash flows with appropriately risk-adjusted discount rates when relevant observable market data does not exist. The objective of SFAS No. 157 has not changed and continues to be

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


the determination of the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date. We have evaluated the provisions of FSP No. 157-3 and the guidance did not have an impact on our Company's financial condition or results of operations.

         In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities--including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The provisions of SFAS No.159 are effective for our fiscal year ending February 28, 2009. The adoption of the provisions of SFAS No. 159 did not have an impact on our Company's consolidated financial statements as we did not elect to report any additional instruments at fair value.

         The FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158") to improve the overall financial statement presentation of pension and other postretirement plans and does not impact the determination of net periodic benefit cost or the measurement of plan assets or obligations. This standard requires companies to recognize the funded status of their defined benefit pension and other postretirement benefit plans as a net liability or asset on their balance sheets and requires any unrecognized prior service costs and actuarial gains or losses to be recognized as a component of accumulated other comprehensive income or loss. Additionally, SFAS No. 158 no longer allows companies to measure their plans as of any date other than the end of their fiscal year. We adopted these requirements as of February 24, 2007. We used the second approach as described in paragraph 19 of SFAS No. 158 to transition our measurement date from December 31, 2006 to February 24, 2007. Under this approach, we have recorded an adjustment to opening retained earnings in the amount of $0.6 million to decrease the February 25, 2007 balance of retained earnings. Refer to Note 15 - Retirement Plans and Benefits for further discussion.


NOTE 2 -- Acquisition of Pathmark Stores, Inc.

         On December 3, 2007, our Company completed the acquisition of 100% of Pathmark for $1.4 billion in cash, stock, assumed or retired debt, warrants and options, in a transaction accounted for under SFAS No. 141 "Business Combinations." Pathmark is a regional supermarket chain with supermarkets in the New York, New Jersey and Philadelphia metropolitan areas.

         This acquisition creates value based on the strengths of each company, significantly reducing overhead costs, improving buying abilities and the combined company's ability to better serve customers in the New York, New Jersey and Philadelphia metro areas.

         Included in the Consolidated Statements of Operations for the fiscal year ended February 23, 2008 and February 24, 2007 are the sales and operating results of the five A&P stores that were required to be divested in conjunction with the acquisition. The sixth divested store was a Pathmark location and, accordingly, the results of operations of that store were not included in our results of operations. The results of the five A&P store operations are as follows:

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


                                   Fiscal 2007      Fiscal 2006
                                  -------------    -------------
Sales                                $ 100,514         $109,706
                                     =========         ========
(Loss) income from operations        $    (116)        $    596
                                     =========         ========

         Under the purchase method of accounting, the assets and liabilities of Pathmark were recorded at their respective fair values at the date of acquisition. Simultaneously, we recorded a preliminary amount to goodwill of $380.0 million. During the fiscal year ended February 28, 2009, we increased our amount of goodwill to $475.9 million. This increase primarily related to an adjustments of approximately $63.3 million relating to a Pathmark transportation agreement, which is unfavorable to market based upon information which existed as of the acquisition and a $24.7 million adjustment to Pathmark's opening balance sheet liabilities for self-insurance reserves based on information we obtained regarding facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date.

         The following table summarizes the fair values of the Pathmark assets acquired and liabilities assumed at the date of acquisition:

            Current assets                                       $    347,376
            Goodwill                                                  475,923
            Intangible assets                                         236,220
            Property, net*                                          1,195,524
            Other assets                                              150,575
                                                                 ------------
              Total assets acquired                              $  2,405,618

            Current liabilities                                     (339,856)
            Long-term debt                                            (1,194)
            Long-term obligations under capital leases              (130,488)
            Long-term financing liabilities                          (64,138)
            Deferred taxes**                                         (58,594)
            Other non-current liabilities                           (398,849)
                                                                 ------------
              Total liabilities assumed                          $  (993,119)
                                                                 ------------
             Net assets acquired                                 $  1,412,499
                                                                 ============

     * In connection with our acquisition of Pathmark in December 2007, we acquired net favorable lease rights of $444.6 million, which had a balance of $440.5 million as of February 28, 2009, which was recorded in Property, net and other non-current liabilities in our Consolidated Balance Sheet at February 28, 2009. The Company's net favorable lease rights are amortized on a straight-line basis until the end of the lease options but not more than 25 years. The weighted average life remaining of the net favorable lease rights at February 28, 2009 is
         18.5 years. Amortization expense related to the net favorable lease rights was $20.5 million and $4.8 million for the fiscal years ended February 28, 2009 and February 23, 2008, respectively. Estimated annual amortization expense for the next five years is as follows: fiscal 2009
         - $20.5 million, fiscal 2010 - $20.5 million, fiscal 2011 - $19.7 million, fiscal 2012 - $19.6 million, and fiscal 2013 - $19.4 million.

     ** The fair values reflect recognition of a significant portion of A&P's net deferred tax assets, including net operating loss carry forwards, which existed at the date of acquisition.

         The amount of goodwill and other intangibles are $475.9 million and $236.2 million, respectively, resulting from the Pathmark acquisition. The goodwill is not deductible for tax purposes. We allocate goodwill to reporting units based on the relative fair values of the reporting units expected to benefit from our acquisition of Pathmark. We evaluate our reporting units on an annual basis and, if necessary, reassign goodwill using a fair value allocation approach. Refer to Note 1 - Summary of Significant Accounting Policies for allocation of goodwill to our reportable segments.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         Other intangible assets acquired resulting from the Pathmark acquisition consisted of the following:

                                           Weighted
                                            Average             Gross            Accumulated            Accumulated
                                         Amortization         Carrying          Amortization           Amortization
                                        Period (years)         Amount         At Feb. 28, 2009        At Feb. 23, 2008
                                        --------------    -------------       ----------------        ----------------
Loyalty card customer relationships                 7         $ 19,200                 $ 3,376                $  633
In-store advertiser relationships                  20           14,720                     906                   170
Pharmacy payor relationships                       13           75,000                   7,100                 1,331
Pathmark trademark                         Indefinite          127,300                      --                    --
                                                              --------                 -------                ------
    Total                                                     $236,220                 $11,382                $2,134
                                                              ========                 =======                ======


         Amortization of these Pathmark intangible assets for the fiscal years ended February 28, 2009 and February 23, 2008 was approximately $9.2 million and $2.1 million, respectively.

         The following table summarizes the estimated future amortization expense for other intangible assets:

                   2009                                    10,725
                   2010                                    10,725
                   2011                                    10,725
                   2012                                     9,670
                   2013                                     6,505
                   Thereafter                              49,188

         The recorded and projected amortization expense for the favorable lease rights is separately disclosed above. We have determined that the Pathmark trademark has an indefinite life and, accordingly, is not subject to amortization.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

         The following unaudited pro forma financial information presents the combined historical results of the operations of our Company and Pathmark as if the Pathmark acquisition had occurred at the beginning of fiscal 2007 and 2006, respectively. Certain adjustments have been made to reflect changes in depreciation, income taxes and interest expense that would have resulted from the change in the accounting base of certain assets and liabilities due to the acquisition, based on our Company's estimates of fair value and increased debt to fund the acquisition.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


                                                     Historical            Pro Forma             Combined
                                                    February 23,             Impact             February 23,
                                                       2008                 Pathmark               2008
                                                    -------------         -------------       -------------
    Sales                                           $   6,401,130         $   2,981,510       $   9,382,640
    Income (loss) from continuing operations               86,980              (146,510)            (59,530)

    Net income (loss)                               $    (160,680)        $    (146,510)      $    (307,190)
                                                    =============         =============       =============

    Net income (loss) per share - basic
            Continuing operations                   $        2.00                             $       (1.22)
            Discontinued operations                         (5.69)                                    (5.05)
                                                    -------------                             -------------
    Net income (loss) per share - basic             $       (3.69)                            $       (6.27)
                                                    =============                             =============

    Net income (loss) per share - diluted
            Continuing operations                   $        1.37                             $       (1.22)
            Discontinued operations                         (5.59)                                    (5.05)
                                                    -------------                             -------------
    Net income (loss) per share - diluted           $       (4.22)                            $       (6.27)
                                                    =============                             =============



                                                                                                Pro Forma
                                                     Historical            Pro Forma             Combined
                                                    February 24,             Impact             February 24,
                                                       2007                 Pathmark               2007
                                                    -------------         -------------       -------------
    Sales                                           $   5,369,203         $   4,058,000       $   9,427,203
    Income (loss) from continuing operations               12,751              (223,545)           (210,794)

    Net income (loss)                               $      26,893         $    (223,545)      $    (196,652)
                                                    =============         =============       =============

    Net income (loss) per share - basic
            Continuing operations                   $        0.31                             $       (4.30)
            Discontinued operations                          0.34                                      0.28
                                                    -------------                             -------------
    Net income (loss) per share - basic             $        0.65                             $       (4.02)
                                                    =============                             =============

    Net income (loss) per share - diluted
            Continuing operations                   $        0.30                             $       (4.30)
            Discontinued operations                          0.34                                      0.28
                                                    -------------                             -------------
    Net income (loss) per share - diluted           $        0.64                             $       (4.02)
                                                    =============                             =============


         Included in this pro forma financial information for fiscal 2007 and fiscal 2006 are (i) non-recurring charges of $70.6 million for acquisition related costs, (ii) $9.8 million change in estimate of self-insurance settlement costs for prior year claims related to Pathmark and (iii) $27.3 million for fees and interest paid in connection with the Bridge Loan Facility. Excluded from this pro forma financial information for fiscal 2007 are gains of $37.4 million related to marked to market adjustments for (i) our Series A and Series B warrants acquired in connection with our purchase of Pathmark, (ii) our conversion feature of the 5.125% convertible senior notes and the 6.75% convertible senior notes, and (iii) our financing warrants recorded in connection with the issuance of our convertible senior notes. Excluded from this pro forma financial information for fiscal 2007 and fiscal 2006 is $7.9 million and $40.0 million, respectively, in equity earnings relating to our equity investment in Metro, Inc.

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


Note 3 - Cash, Cash Equivalents, Restricted Cash and Restricted Marketable Securities

         At February 28, 2009 and February 23, 2008, we had $2.2 million and $3.7 million, respectively, in restricted cash held in escrow for services our Company is required to perform in connection with the sale of our real estate properties.

         At February 28, 2009 and February 23, 2008, our restricted marketable securities of $4.9 million and $19.4 million, respectively, were held by Bank of America in the Columbia Fund. On December 6, 2007, Bank of America froze the Columbia Fund as a result of the increased risk in subprime asset backed securities. During the fiscal years ended February 28, 2009 and February 23, 2008, we received distributions from the Columbia Fund in the amount of $12.3 million and $12.8 million, respectively, at an amount less than 100% of the net asset value of the fund, resulting in realized losses on these distributions of $0.9 million and $0.2 million, respectively. In addition, during fiscal 2008 and 2007, we recorded losses of $1.3 million and $0.3 million, respectively, based on the ending net asset value of the Columbia Fund as the decline in net asset value was considered other than temporary at February 28, 2009 and February 23, 2008, respectively, and will not be recovered from future distributions from the fund.

         The following is a summary of cash, cash equivalents, restricted cash, and restricted marketable securities as of February 28, 2009 and February 23, 2008:

                                                      Fair Value/     Fair Value/
                                                       Amortized      Amortized
                                                        Cost at         Cost at
                                                     February 28,     February 23,
                                                         2009            2008
                                                     -------------   -------------
Classified as:
--------------
Cash                                                  $   173,299     $    98,382
Cash equivalents:
     Money market funds                                     2,076           2,351
                                                      -----------     -----------
Total cash and cash equivalents                           175,375         100,733
                                                      -----------     -----------

Restricted cash                                             2,214           3,713
Restricted marketable securities                            2,929           6,796
Restricted marketable securities
     included in other assets                               1,928          12,622
                                                      -----------     -----------
Total cash, cash equivalents, restricted cash and
     restricted marketable securities                 $   182,446     $   123,864
                                                      ===========     ===========

Securities available-for-sale:
------------------------------
     Maturing within one year                         $     2,929     $     6,796
                                                      ===========     ===========
     Maturing greater than one year                   $     1,928     $    12,622
                                                      ===========     ===========

         At February 28, 2009 and February 23, 2008 there were no investments with unrealized gains or losses. Gross realized losses on sales of investments were $0.9 million, $0.5 million and $0.4 million during fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Note 4 - Fair Value Measurements

         SFAS 157 defines and establishes a framework for measuring fair value and expands related disclosures. This Statement applies to all assets and liabilities that are being measured and reported on a fair value basis. Our Company adopted SFAS 157 for our financial assets and financial liabilities beginning in fiscal 2008. As discussed in Note 1 - Impact of New Accounting Pronouncements, SFAS 157-2 deferred the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities recorded at fair value on a nonrecurring basis to fiscal years beginning after November 15, 2008 (our fiscal year ended February 27, 2010).

         SFAS 157 establishes a three-tier fair value hierarchy, which classifies the inputs used in measuring fair value. These tiers include:

         Level 1 - Quoted prices in active markets for identical assets or liabilities. Our Company's Level 1 assets include cash equivalents that are traded in an active exchange market.

         Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Our Company's Level 2 liabilities include borrowings under our line of credit, credit agreement, related party promissory note, our debt securities and warrants. The fair value of our debt securities are based on quoted market prices for such notes in non-active markets. Our warrants are valued using the Black Scholes pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Amounts included in other represent mortgages and bonds on various properties.

         Level 3 - Unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models, discounted cash flows, or similar methodologies, as well as instruments for which the determination of fair value requires significant judgment or estimation. Our Company's Level 3 assets include restricted marketable securities for which there is limited market activity.

         A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of February 28, 2009:

                                                                   Fair Value Measurements at Feb. 28, 2009 Using
                                                                   ----------------------------------------------
                                                                             Quoted Prices  Significant Other    Significant
                                                          Total Carrying       in Active       Observable        Unobservable
                                                             Value at          Markets           Inputs             Inputs
                                                          Feb. 28, 2009       (Level 1)         (Level 2)          (Level 3)
                                                          --------------     ------------   -----------------    -----------
Assets:
------
Cash equivalents                                               $  2,076        $ 2,076          $     --             $   --
Restricted marketable securities                                  4,857             --                --              4,857
                                                               --------        -------          --------             ------
Total                                                          $  6,933        $ 2,076          $     --             $4,857
                                                               ========        =======          ========             ======

Liabilities:
-----------
Line of Credit                                                 $  5,000        $    --          $  5,000             $   --
Borrowings under Credit Agreement                               331,783             --           331,783                 --
Related Party Promissory Note - due Aug. 2, 2011                 10,000             --            10,000                 --
9.125% Senior Notes, due Dec. 15, 2011                           12,840             --            12,399                 --
5.125% Convertible Senior Notes,
     due June 15, 2011                                          147,717             --            89,100                 --
6.750% Convertible Senior Notes,
     due December 15, 2012                                      238,203             --           140,250                 --
9.375% Notes, due August 1, 2039                                200,000             --            90,400                 --
Warrant Series B                                                  4,766             --             4,766                 --
Other                                                             2,253             --             2,253                 --
                                                               --------        -------          --------             ------
Total                                                          $952,562        $    --          $685,951             $   --
                                                               ========        =======          ========             ======

                                                                   Fair Value Measurements at Feb. 23, 2008 Using
                                                                   ----------------------------------------------
                                                                             Quoted Prices  Significant Other    Significant
                                                          Total Carrying       in Active       Observable        Unobservable
                                                             Value at          Markets           Inputs             Inputs
                                                           Feb. 23, 2008      (Level 1)         (Level 2)          (Level 3)
                                                          --------------     ------------   -----------------    -----------
Assets:
------
Cash equivalents                                               $  2,351         $2,351        $       --           $    --
Restricted marketable securities                                 19,418             --                --            19,418
                                                               --------         ------        ----------           -------
Total                                                          $ 21,769         $2,351        $       --           $19,418
                                                               ========         ======        ==========           =======

Liabilities:
----------
Line of Credit                                                 $ 11,600         $   --        $   11,600           $    --
Borrowings under Credit Agreement                               169,900             --           169,900                --
9.125% Senior Notes, due Dec. 15, 2011                           12,840             --            13,209                --
5.125% Convertible Senior Notes,
     due June 15, 2011                                          140,101             --           145,350                --
Conversion feature of 5.125% Convertible
     Senior Notes                                                23,156             --            23,156                --
6.750% Convertible Senior Notes,
     due December 15, 2012                                      233,792             --           238,707                --
Conversion feature of 6.750% Convertible
     Senior Notes                                                19,799             --            19,799                --
Financing Warrants                                               31,194             --            31,194                --
9.375% Notes, due August 1, 2039                                200,000             --           205,200                --
Warrant Series A                                                 44,539             --            44,539                --
Warrant Series B                                                106,102             --           106,102                --
Other                                                             2,528             --             2,528                --
                                                               --------         ------        ----------           -------
Total                                                          $995,551         $   --        $1,011,284           $    --
                                                               ========         ======        ==========           =======

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Level 3 Valuation Techniques:
----------------------------
         Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets include our restricted marketable securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. At February 28, 2009, these securities were valued primarily using broker pricing models that incorporate transaction details such as contractual terms, maturity, timing and amount of future cash inflows, as well as assumptions about liquidity.

         The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period February 24, 2008 to February 28, 2009:

                                                                                 Fair Value Measurements Using
                                                                               Significant Unobservable Inputs
                                                                                           (Level 3)
                                                                             -----------------------------------
                                                                                          Restricted
                                                                                          Marketable
                                                                                          Securities
                                                                                        -------------
     Beginning Balance                                                                  $      19,418
     Total realized and unrealized losses included in:
     Losses (1)                                                                                (2,160)
     Comprehensive income                                                                           -
     Settlements                                                                              (12,401)
     Transfers in and/or out of Level 3                                                             -
                                                                                        -------------
     Ending Balance                                                                     $       4,857
                                                                                        =============

     Losses recorded in Earnings attributable to the change in unrealized losses
     relating to Level 3 assets still held at February 28, 2009                         $     (1,270)
                                                                                        =============

(1) Amounts are recorded in Store operating, general and administrative expense in the Consolidated Statements of Operations.

         As discussed in Note 3 - Cash, Cash Equivalents, Restricted Cash and Restricted Marketable Securities, on February 28, 2009, we had $4.9 million invested in a short-term fixed income fund held by Bank of America (the "Columbia Fund"). Due to market liquidity conditions, cash redemptions from the Columbia Fund were restricted. As a result of this restriction on cash redemptions, we did not consider the Columbia Fund to be traded in an active market with observable pricing on February 28, 2009 and these amounts were categorized as Level 3.


Note 5 - Investment in Metro, Inc.

         On March 13, 2007, in connection with our agreement to acquire Pathmark Stores, Inc., our Company sold 6,350,000 shares of our holdings in Metro, Inc. for proceeds of approximately $203.5 million resulting in a net gain of $78.4 million.

         Prior to March 13, 2007, we used the equity method of accounting to account for our investment in Metro, Inc. because we exerted significant influence over substantive operating decisions made by Metro,

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and through an information technology services agreement. We recorded our pro-rata equity earnings relating to our equity investment in Metro, Inc. on approximately a three-month lag period. During fiscal 2007 and 2006, we recorded $7.9 million and $40.0 million, respectively, in equity earnings relating to our equity investment in Metro, Inc. and included these amounts in "Equity in earnings of Metro, Inc." on our Consolidated Statements of Operations.

         Beginning March 13, 2007, as a result of the sale of 6,350,000 shares of Metro, Inc., our Company recorded our investment in Metro, Inc. as an available-for-sale security because we were no longer able to exert significant influence over substantive operating decisions made by Metro, Inc. Accordingly, during fiscal 2007, we recorded dividend income of $3.9 million based on Metro, Inc.'s dividend declaration on April 17, 2007, August 8, 2007 and September 25, 2007. This amount is included in "Interest and dividend income" on our Consolidated Statements of Operations. There was no such income recorded during fiscal 2006, as dividends received were recorded as a reduction of the investment balance under the equity method of accounting.

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

                                                                    Investment In
                                                                      Metro, Inc.
                                                                  ---------------
                  Equity investment at February 25, 2006          $       338,756
                  Dividends and distributions received                     (6,858)
                  Equity earnings in Metro, Inc.                           40,003
                  Foreign currency translation                             (3,030)
                                                                  ---------------
                  Equity investment at February 24, 2007          $       368,871
                  Equity earnings in Metro, Inc.                            7,869
                                                                  ----------------
                  Equity investment at March 13, 2007                     376,740
                  Sale of shares of Metro, Inc.                          (468,773)
                  Unrealized gain on investment                            19,475
                  Foreign currency translation gain                        72,558
                                                                  ---------------
                             Investment at February 23, 2008      $             -
                                                                  ===============

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

         Upon settlement, the effective portion of this hedge contract resulted in a gain of approximately $23.9 million during fiscal 2007, which was offset by a $23.9 million foreign exchange loss from the underlying investment. In addition, we recorded a gain of $2.4 million to settle the forward exchange contract during fiscal 2007, as a result of the favorable movement in the Canadian dollar at the time of sale of our remaining holdings in Metro, Inc. These gains and losses were recorded in "Gain on sale of Metro, Inc." in our Consolidated Statements of Operations for fiscal 2007.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         Metro, Inc.'s summarized financial information, derived from its audited year ended September 29, 2007 and 12 month period ended December 23, 2006, is as follows (in millions):

                                                   Year         12-Month
                                                  Ended        Period Ended
                                                 Sept. 29,       Dec. 23,
                                                   2007           2006
                                               -----------      ---------
Balance sheet:
   Current assets                              $   1,048.8      $    955.3
   Noncurrent assets                               3,201.2         2,800.1
                                               -----------      ----------
        Total assets                           $   4,250.0      $  3,755.4
                                               ===========      ==========

   Current liabilities                         $   1,063.1      $    971.0
   Noncurrent liabilities*                         1,265.4         1,260.8
                                               -----------      ----------
        Total liabilities                      $   2,328.5      $  2,231.8
                                               ===========      ==========
Income statement:
   Net sales                                   $  10,183.7      $  9,624.9
                                               ===========      ==========
   Cost of sales and operating expenses        $   9,580.3      $  9,019.5
                                               -----------      ----------

   Net income                                  $     264.6      $    251.8
                                               ===========      ==========

* Includes minority interests of $6.0 million for the year ended September 29, 2007 and $11.1 million for the 12-month period ended December 23, 2006.


Note 6 - Valuation of Long-Lived Assets

         We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is primarily based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates an impairment exists, we measure such impairment on a discounted basis using a probability weighted approach and a U.S. Treasury risk-free rate, which is based on the life of the primary asset within the asset group.

         During fiscal 2008, 2007 and 2006, we recorded property impairment losses as follows:

                                   Fiscal 2008                        Fiscal 2007                        Fiscal 2006
                            -----------------------------     -----------------------------     -----------------------------

                             US(4)      DO(4)     Total        US(4)      DO(4)     Total        US(4)      DO(4)     Total
                            -------   --------   --------     -------   --------   --------     -------   --------   --------
Impairments due to
  closure or conversion
  in the normal course
  of business               $14,069     $   --    $14,069     $11,657    $    --    $11,657      $4,294       $ --    $ 4,294
Impairments related to
  our Asset Disposition
  Initiatives(1)                 --         --         --          --         --         --       1,049         --      1,049
Impairments related to our
  Discontinued
  Operations(2) (3)              --                                --     53,995     53,995          --        542        542
                            -------     ------    -------     -------    -------    -------      ------      -----    -------
Total                       $14,069     $   --    $14,069     $11,657    $53,995    $65,652      $5,343      $ 542    $ 5,885
                            =======     ======    =======     =======    =======    =======      ======      =====    =======

      (1)Refer to Note 8 - Asset Disposition Initiatives.
      (2)Refer to Note 7 - Discontinued Operations.
      (3)Refer to Note 19 - Hurricane Katrina and Impact on Business.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


     (4) The headings in the tables included above have been indexed with the following abbreviations: U.S. Continuing Operations (US) and Discontinued Operations (DO).


Impairments due to closure or conversion in the normal course of business
-------------------------------------------------------------------------
         We review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2008, 2007 and 2006, we recorded impairment losses on property and equipment of $14.1 million, $11.7 million and $4.3 million, respectively, related to stores that were or will be closed or converted in the normal course of business. All of these amounts were included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

Impairments related to our asset disposition initiatives
--------------------------------------------------------
         During fiscal 2006, we recorded impairment losses of $1.1 million related to property write-downs as a result of our asset disposition initiatives as discussed in Note 8 - Asset Disposition Initiatives. This amount was included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

Impairments related to our discontinued operations
--------------------------------------------------
         During fiscal 2007 and 2006, we recorded impairment of $54.0 million and $0.5 million, respectively, related to stores closed in the Greater New Orleans and Midwest markets. These amounts were included in our Consolidated Statements of Operations in "Gain (loss) on disposal of discontinued operations, net of tax" as discussed in Note 7 - Discontinued Operations.

         The effects of changes in estimates of useful lives were not material to our ongoing depreciation expense.


Note 7 -- Discontinued Operations

         We have had multiple transactions throughout the years which met the criteria for discontinued operations. These events are described based on the year the transaction was initiated.

2007 Events
-----------

         On May 30, 2007, our Company announced advanced negotiations for the sale of our non-core stores located within the Greater New Orleans area, including inventory related to these stores. Our Company ceased sales operations in all stores not sold as of November 1, 2007. Planned sale transactions for these stores have been completed resulting in a loss on disposal of $16.5 million during fiscal 2007.

         On April 24, 2007, based upon unsatisfactory operating trends and the need to devote resources to our expanding Northeast core business, our Company announced negotiations for the sale of our non-core stores within our Midwest operations, including inventory related to these stores. Our Company ceased sales operations in all stores not sold as of July 7, 2007. Planned sale transactions for these stores have been completed, resulting in a loss on disposal of $34.3 million during fiscal 2007.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


2005 Event
----------

         During the first quarter of fiscal 2005, we announced plans for a major strategic restructuring that would consolidate efforts in the Midwest. Thus, we initiated efforts to close a total of 35 stores in the Midwest, all of which were closed as of February 25, 2006.

2003 Events
-----------

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


         Summarized below are the operating results for these discontinued businesses, which are included in our Consolidated Statements of Operations, under the captions "(Loss) income from operations of discontinued businesses, net of tax" and "Gain (loss) on disposal of discontinued businesses, net of tax" for fiscal years ended 2008, 2007 and 2006.

                                            Fiscal 2008       Fiscal 2007        Fiscal 2006
                                            -----------       -----------        -----------
(Loss) income from operations of
    discontinued businesses
Sales                                          $     --         $ 562,654         $ 1,481,065
                                               ========         =========         ===========
(Loss) income from operations of
    discontinued businesses, before tax         (58,383)         (196,848)              5,307
Tax benefit                                          --                --               1,781
                                               --------         ---------         -----------
(Loss) income from operations of
    discontinued businesses, net of tax        $(58,383)        $(196,848)        $     7,088
                                               ========         =========         ===========

Gain (loss) on disposal of
    discontinued businesses
Property impairments                           $     --         $ (53,995)        $      (542)
Gain on sale of fixed assets                      4,653             3,183               5,644
                                               --------         ---------         -----------
Gain (loss) on disposal of
    discontinued operations, before tax           4,653           (50,812)              5,102
Tax benefit                                          --                --               1,952
                                               --------         ---------         -----------
Gain (loss) on disposal of
    discontinued businesses, net of tax        $  4,653         $ (50,812)        $     7,054
                                               ========         =========         ===========

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Summarized below is a reconciliation of the liabilities related to restructuring obligations resulting from these activities.

                                                                Fiscal 2008
                         ---------------------------------------------------------------------------------------------------
                             Balance at          Interest                                                       Balance at
                              2/23/2008         Accretion (1)       Adjustments(2)    Utilization(3)            2/28/2009
                         -----------------   -----------------    -----------------   -----------------    -----------------
2007 Events
Occupancy                $          62,873   $           9,382    $          28,959   $        (30,631)    $          70,583
Severance                           58,520               2,019                3,730             (5,030)               59,239
                         -----------------   -----------------    -----------------   -----------------    -----------------
    2007 events total              121,393              11,401               32,689            (35,661)              129,822

2005 Event
Occupancy                           66,882               3,324                  600            (10,479)               60,327

2003 Events
Occupancy                           21,579               1,230                 (902)            (3,195)               18,712
                         -----------------   -----------------    ----------------    ----------------     -----------------
    Fiscal 2008 total    $         209,854   $          15,955    $          32,387   $        (49,335)    $         208,861
                         =================   =================    =================   ================     =================

                                                                Fiscal 2007
                         ---------------------------------------------------------------------------------------------------
                             Balance at           Interest                                                     Balance at
                              2/24/2007         Accretion (1)       Adjustments(2)    Utilization(3)            2/23/2008
                         -----------------   -----------------    -----------------   -----------------    -----------------
2007 Events
Occupancy                $              --   $           2,865    $          81,234   $        (21,226)    $          62,873
Severance                               --                  --               81,642            (23,122)               58,520
                         -----------------   -----------------    -----------------   -----------------    -----------------
    2007 events total                   --               2,865              162,876            (44,348)              121,393

2005 Event
Occupancy                           83,111               3,457               (7,117)           (12,569)               66,882

2003 Events
Occupancy                           22,262               1,269                1,141             (3,093)               21,579
                         -----------------   -----------------    -----------------   ----------------     -----------------
    Fiscal 2007 total    $         105,373   $           7,591    $         156,900   $        (60,010)    $         209,854
                         =================   =================    =================   ================     =================

                                                                    Fiscal 2006
                         ----------------------------------------------------------------------------------------------------
                             Balance at           Interest                                                     Balance at
                              2/25/2006         Accretion (1)       Adjustments(2)    Utilization(3)            2/24/2007
                         ------------------  ------------------   ----------------    -----------------    ------------------
2005 Event
Occupancy                $          89,640   $           3,567    $           3,969   $        (14,065)    $          83,111
Severance                              227                  --                  (16)              (211)                    -
                         -----------------   -----------------    -----------------   -----------------    -----------------
    2005 event total                89,867               3,567                3,953            (14,276)               83,111

2003 Events
Occupancy                           28,733               1,126               (3,437)            (4,160)               22,262
Severance                            1,183                   4                (146)             (1,041)                    -
                         -----------------   -----------------    -----------------   -----------------    -----------------
    2003 events total               29,916               1,130               (3,583)            (5,201)               22,262

    Fiscal 2006 total    $         119,783   $           4,697    $             370   $        (19,477)    $         105,373
                         =================   =================    =================   ================     =================

     (1) The additions to occupancy and severance represents the interest accretion on future occupancy costs and future obligations for early withdrawal from multi-employer union pension plans which were recorded at present value at the time of the original charge. Interest accretion is recorded as a component of "(Loss) income from operations of discontinued businesses" on the Consolidated Statements of Operations.

     (2) At each balance sheet date, we assess the adequacy of the balance of the remaining liability to determine if any adjustments are required as a

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         result of changes in circumstances and/or estimates. Adjustments are recorded as a component of "(Loss) income from operations of discontinued businesses" on the Consolidated Statements of Operations.

         Fiscal 2008
         -----------
         The charge to occupancy for the 2007 and 2005 events represents adjustments for additional occupancy related costs for our properties of $29.0 million and $0.6 million, respectively, due to changes in our estimation of such future costs due to continuing deteriorating conditions in the Midwest real estate market. The charge to severance for the 2007 events represents an adjustment of $3.7 million for future obligations for early withdrawal from multi-employer union pension plans. We also recorded an adjustment of $0.9 million to reduce occupancy related costs for the 2003 events due to changes in our estimation of such future costs.

         Fiscal 2007
         -----------
         The charge to occupancy for the 2007 events represents charges related to the closures of 39 stores in fiscal 2007 in conjunction with our decision to close and/or sell stores in the Midwest and the Greater New Orleans area. The charge to severance and benefits of $81.6 million for the 2007 events related to (i) individual severings and retention incentives that were accrued as earned of $24.6 million as a result of the sale or closing of these facilities and (ii) future obligations for early withdrawal from multi-employer union pension plans of $57.0 million. During fiscal 2007, we also recorded adjustments for the 2005 event for a reduction in occupancy related costs for our properties of $7.1 million due to (i) changes in our estimation of such future costs of $6.4 million and (ii) a new sublease agreement for one property of $0.7 million. We recorded adjustments for the 2003 events for additional occupancy related costs for our properties of $1.1 million due to changes in our estimation of such future costs.

         Fiscal 2006
         -----------
         During fiscal 2006, we recorded adjustments for the 2005 event for additional occupancy related costs for our properties of $4.0 million due to changes in our estimation of such future costs and changes to our estimate to terminate certain leases, partially offset by the favorable result of terminating a lease on one property. We also recorded a decrease of $0.02 million for the reversal of previously accrued severance and benefits due to changes in individual severings and associated benefit costs. We recorded an adjustment for the 2003 events of $3.4 million for (i) a reduction in occupancy related costs for our properties due to favorable results of terminating leases at certain locations of $0.7 million and changes in our estimation of such future costs of $2.6 million and (ii) a reversal of previously accrued pension withdrawal payments of $0.1 million that were no longer required to be paid.

     (3) Occupancy utilization represents payments made during those periods for rent. Severance utilization represents payments made to terminated employees during the period.

         Summarized below are the payments made to date from the time of the original charge and expected future payments related to these events:

                                                                    2007           2005             2003
                                                                   Events          Event           Events
                                                                  --------        --------        -------
Total severance payments made to date                             $ 28,152        $  2,650        $22,528
Expected future severance payments                                  59,239              --             --
                                                                  --------        --------        -------
   Total severance payments expected to be incurred                 87,391           2,650        $22,528
                                                                  --------        --------        -------

Total occupancy payments made to date                               51,857          46,651         29,521
Expected future occupancy payments,
  excluding interest accretion                                      70,583          60,327         18,712
                                                                  --------        --------        -------
   Total occupancy payments expected to be incurred,
     excluding interest accretion                                  122,440         106,978         48,233
                                                                  --------        --------        -------

Total severance and occupancy payments made to date                 80,009          49,301         52,049
Expected future severance and occupancy payments,
  excluding interest accretion                                     129,822          60,327         18,712
                                                                  --------        --------        -------
   Total severance and occupancy payments
     expected to be incurred, excluding interest accretion        $209,831        $109,628        $70,761
                                                                  ========        ========        =======

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         Payments to date were primarily for occupancy related costs such as rent, common area maintenance, real estate taxes, lease termination costs, severance, and benefits. The remaining obligation relates to expected future payments under long term leases and expected future payments for early withdrawal from multi-employer union pension plans. The expected completion dates for the 2007, 2005, and 2003 events are 2028, 2022, and 2022, respectively.

         Summarized below are the amounts included in our balance sheet captions on our Company's Consolidated Balance Sheets related to these events:

                                                                      February 28, 2009
                                             -----------------------------------------------------------------
                                                  2007              2005             2003
                                                 Events             Event           Events             Total
                                             ---------------  ---------------   ---------------  ---------------
Accrued salaries, wages and benefits         $           43   $            --   $          --    $            43
Other accruals                               $       31,890   $        11,016   $       3,249    $        46,155
Other non-current liabilities                $       97,889   $        49,311   $      15,463    $       162,663

                                                                      February 23, 2008
                                             -----------------------------------------------------------------
                                                  2007              2005             2003
                                                 Events             Event           Events             Total
                                             ---------------  ---------------   ---------------  ---------------
Accrued salaries, wages and benefits         $        1,513   $            --   $          --    $         1,513
Other accruals                               $       24,733   $        10,985   $       3,241    $        38,959
Other non-current liabilities                $       95,147   $        55,897   $      18,338    $       169,382

         We evaluated the reserve balances as of February 28, 2009 based on current information and have concluded that they are adequate to cover future costs. We will continue to monitor the status of the vacant and subsidized properties, severance and benefits, and pension withdrawal liabilities, and adjustments to the reserve balances may be recorded in the future, if necessary.


Note 8 - Asset Disposition Initiatives

         In addition to the events described in Note 7 - Discontinued Operations, there were restructuring transactions which were not primarily related to our discontinued operations businesses. These events are referred to based on the year the transaction was initiated, as described below.

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

2005 Event
----------

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


2001 Event
----------

                  During the third quarter of fiscal 2001, our Company determined that certain underperforming operations, including 39 stores (30 in the United States and 9 in Canada) and 3 warehouses (2 in the United States and 1 in Canada) should be closed and/or sold, and certain administrative streamlining should take place.

1998 Event
----------

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

         Summarized below is a reconciliation of the liabilities related to restructuring obligations resulting from these activities.

                                                                     Fiscal 2008
                               -------------------------------------------------------------------------------------------
                                 Balance at        Interest                                                     Balance at
                                 2/23/2008       Accretion(1)      Adjustments(2)      Utilization(3)           2/28/2009
                               -------------     -------------    --------------      --------------       ---------------
2005 Event
----------
Continuing Operations
Occupancy                      $     1,231        $       48        $       (91)        $       (74)        $      1,114
Severance                            1,686                --                 --                (782)                 904
                               -----------        ----------        -----------         -----------         ------------
    2005 event total                 2,917                48                (91)               (856)               2,018

2001 Event
----------
Continuing Operations
Occupancy                            6,755               385              1,794              (1,854)               7,080

Discontinued Operations
Occupancy                           12,281               688               (166)             (1,496)              11,307
                               -----------        ----------        -----------         -----------         ------------
    2001 event total                19,036             1,073              1,628              (3,350)              18,387

1998 Event
----------
Continuing Operations
Occupancy                            6,958               316              4,111              (2,689)               8,696
Severance                            1,000                --                 --                (176)                 824

Discontinued Operations
Occupancy                            1,093                49                 (8)               (591)                 543
                               -----------        ----------        -----------         -----------         ------------
    1998 event total                 9,051               365              4,103              (3,456)              10,063
                               -----------        ----------        -----------         -----------         ------------

    Fiscal 2008 total          $    31,004        $    1,486        $     5,640         $    (7,662)        $     30,468
                               ===========        ==========        ===========         ===========         ============

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

                                                                     Fiscal 2007
                               -------------------------------------------------------------------------------------------
                                 Balance at        Interest                                                     Balance at
                                 2/24/2007       Accretion(1)      Adjustments(2)      Utilization(3)           2/23/2008
                               -------------     -------------    --------------      --------------       ---------------
2005 Event
----------
Continuing Operations
Occupancy                      $     1,453        $       51        $       200         $      (473)        $      1,231
Severance                              876                --              2,366              (1,556)               1,686

Discontinued Operations
Occupancy                            3,997                92             (3,197)               (892)                  --
                               -----------        ----------        -----------         -----------         ------------
    2005 event total                 6,326               143               (631)             (2,921)               2,917

2001 Event
----------
Continuing Operations
Occupancy                            7,338               401                 10                (994)               6,755

Discontinued Operations
Occupancy                           13,248               747                 --              (1,714)              12,281
                               -----------        ----------        -----------         -----------         ------------
    2001 event total                20,586             1,148                 10              (2,708)              19,036

1998 Event
----------
Continuing Operations
Occupancy                            9,438               429               (351)             (2,558)               6,958
Severance                            1,210                --                 --                (210)               1,000

Discontinued Operations
Occupancy                            1,598                79                 --                (584)               1,093
                               -----------        ----------        -----------         -----------         ------------
    1998 event total                12,246               508               (351)             (3,352)               9,051
                               -----------        ----------        -----------         -----------         ------------
    Fiscal 2007 total          $    39,158        $    1,799        $      (972)        $    (8,981)        $     31,004
                               ===========        ==========        ===========         ===========         ============

                                                                     Fiscal 2006
                               -------------------------------------------------------------------------------------------
                                 Balance at        Interest                                                     Balance at
                                 2/25/2006       Accretion(1)      Adjustments(2)      Utilization(3)           2/24/2007
                               -------------     -------------    --------------      --------------       ---------------
2005 Event
----------
Continuing Operations
Occupancy                      $    10,242        $       25        $     2,198         $   (11,012)        $      1,453
Severance                            3,623                --                 33              (2,780)                 876

Discontinued Operations
Occupancy                            4,841               219                 --              (1,063)               3,997
                               -----------        ----------        -----------         -----------         ------------
    2005 event total                18,706               244              2,231             (14,855)               6,326

2001 Event
----------
Continuing Operations
Occupancy                           14,381               634              2,664             (10,341)               7,338
Severance                               17                --                 --                 (17)                  --

Discontinued Operations
Occupancy                           12,337               810              1,635              (1,534)              13,248
                               -----------        ----------        -----------         -----------         ------------
    2001 event total                26,735             1,444              4,299             (11,892)              20,586

1998 Event
----------
Continuing Operations
Occupancy                           17,698               781             (5,429)             (3,612)               9,438
Severance                            1,437                --                (95)               (132)               1,210

Discontinued Operations
Occupancy                            2,301               113                 --                (816)               1,598
                               -----------        ----------        -----------         -----------         ------------
    1998 event total                21,436               894             (5,524)             (4,560)              12,246
                               -----------        ----------        -----------         -----------         ------------
    Fiscal 2006 total          $    66,877        $    2,582        $     1,006         $   (31,307)        $     39,158
                               ===========        ==========        ===========         ===========         ============

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued



(1) Represents the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. These adjustments are recorded to "Store operating, general and administrative expense" for continuing operations and "(Loss) income from operations of discontinued businesses" for discontinued businesses on our Consolidated Statements of Operations.

(2) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. These adjustments are recorded to "Store operating, general and administrative expense" for continuing operations and "(Loss) income from operations of discontinued businesses" as noted for discontinued operations on our Consolidated Statements of Operations.

         Fiscal 2008
         -----------
         During fiscal 2008, we recorded an adjustment reducing occupancy related costs by $0.1 million for the 2005 event due to changes in our estimation of such future costs. We also recorded adjustments for additional occupancy related costs of $1.6 million and $4.1 million, respectively, for the 2001 and 1998 events due to changes in our estimation of such future costs.

         Fiscal 2007
         -----------
         During fiscal 2007, adjustments to occupancy costs related to changes in our estimation of such future costs. We recorded additions to severance of $2.4 million for the 2005 event for health and welfare benefits for warehouse retirees of $1.7 million and pension withdrawal costs of $0.7 million.

         Fiscal 2006
         -----------
         During fiscal 2006, we recorded adjustments for additional occupancy related costs related to the 2005 and 2001 events due to changes in our estimation of such future costs. We recorded reductions in occupancy related costs related to the 1998 event due to lease terminations for two properties, assignment of one property and changes in our estimation of such future costs. Adjustments to severance relate to the reversal of previously accrued severance and benefits due to changes in individual severings and associated benefit costs as well as retention and productivity incentives that were accrued as earned.

     (3) Occupancy utilization represents payments made during those periods for rent. Severance and benefits utilization represents payments made to terminated employees during the period.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         Summarized below are the payments made to date from the time of the original charge and expected future payments related to these events:


                                                 2005           2001           1998
                                                Event          Event           Event           Total
                                               -------        --------        --------        --------
Total severance payments made to date          $48,715        $ 28,205        $ 30,640        $107,560
Expected future severance payments                 904              --             824           1,728
                                               -------        --------        --------        --------
Total severance payments expected
   to be incurred                               49,619          28,205          31,464         109,288
                                               -------        --------        --------        --------

Total occupancy payments made to date           13,851          62,370         115,225         191,446
Expected future occupancy payments,
     excluding interest accretion                1,114          18,387           9,239          28,740
                                               -------        --------        --------        --------
Total occupancy payments expected
     to be incurred, excluding interest
   accretion                                    14,965          80,757         124,464         220,186
                                               -------        --------        --------        --------

Total severance and occupancy
   payments made to date                       $62,566        $ 90,575        $145,865        $299,006
Expected future severance and
   occupancy payments, excluding
   interest accretion                            2,018          18,387          10,063          30,468
                                               -------        --------        --------        --------
Total severance and occupancy payments
   expected to be incurred, excluding
   interest accretion                          $64,584        $108,962        $155,928        $329,474
                                               =======        ========        ========        ========

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

         Summarized below are the amounts included in our balance sheet captions on our Company's Consolidated Balance Sheets related to these events:

                                                                February 28, 2009
                                        ---------------------------------------------------------------------
                                              2005             2001              1998
                                              Event            Event             Event            Total
                                        ---------------   ---------------  ---------------   ----------------
Other accruals                          $           384   $        2,965   $         4,142   $       7,491
Other non-current liabilities           $         1,634   $       15,422   $         5,921   $      22,977

                                                                February 23, 2008
                                        ---------------------------------------------------------------------
                                              2005             2001              1998
                                              Event            Event             Event            Total
                                        ---------------   ---------------  ---------------   ----------------
Other accruals                          $           434   $        2,754   $         2,827   $       6,015
Other non-current liabilities           $         2,483   $       16,282   $         6,224   $      24,989


         We evaluated the reserve balances as of February 28, 2009 based on current information and have concluded that they are adequate to cover future costs. We will continue to monitor the status of the vacant and subsidized properties, severance and benefits, and pension withdrawal liabilities, and adjustments to the reserve balances may be recorded in the future, if necessary.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Note 9 - Other Accruals

         Other accruals are comprised of the following:

                                                             At              At
                                                        Feb. 28, 2009   Feb. 23, 2008
                                                        -------------   -------------
   Self-insurance Reserves                                 $ 77,560        $ 68,314
   Closed Store and Warehouse Reserves                       64,508          58,576
   Pension Withdrawal Liabilities                             5,393             519
   GHI Contract Liability                                     5,742              --
   Accrued Occupancy Related Costs for Open Stores           27,439          31,614
   Deferred Income                                           33,558          22,784
   Deferred Real Estate Income                                2,558           2,553
   Accrued Audit, Legal and Other                            11,719          24,466
   Accrued Interest                                           9,000           9,580
   Other Postretirement and Postemployment Benefits           4,153           2,881
   Accrued Advertising                                        1,493           3,307
   Other                                                      3,473           2,355
                                                           --------        --------
Total                                                      $246,596        $226,949
                                                           ========        ========

Note 10 - Indebtedness and Other Financial Liabilities

         Our debt consists of the following:

                                                         February 28,       February 23,
                                                            2009               2008
                                                        -------------      -------------
Line of Credit                                            $   5,000         $  11,600
Borrowings under Credit Agreement                           331,783           169,900
Related Party Promissory Note, due August 2, 2011            10,000                --
9.125% Senior Notes, due December 15, 2011                   12,840            12,840
5.125% Convertible Senior Notes, due June 15, 2011          147,717           140,101
6.750% Convertible Senior Notes, due December 15, 2012      238,203           233,792
9.375% Notes, due August 1, 2039                            200,000           200,000
Other                                                         2,254             2,528
                                                          ---------         ---------
                                                            947,797           770,761
Less current portion of long-term debt                       (5,283)          (11,875)
                                                          ---------         ---------
Long-term debt                                            $ 942,514         $ 758,886
                                                          =========         =========

LINE OF CREDIT
--------------
         On January 16, 2008, we entered into a secured line of credit agreement with Blue Ridge Investments, L.L.C. This agreement enables us to borrow funds on a revolving basis of up to $32.7 million, or up to the value of the investment in the Columbia Cash Fund. Each borrowing bears interest at a rate per annum equal to the BBA Libor Daily Floating Rate plus 0.10%. Our weighted-average interest rates on this line of credit were 2.5% and 3.3% for fiscal 2008 and fiscal 2009, respectively. At February 28, 2009 and February 23, 2008, we had borrowings outstanding under this line of credit agreement of $5.0 million and $11.6 million, respectively. This agreement had an original expiration of December 31, 2008. However, on November 26, 2008, this agreement was extended to expire on December 31, 2009. These loans are collateralized by a first priority perfected security interest in our ownership interest in the Columbia Fund. Refer to Note 3 - Cash, Cash Equivalents, Restricted Cash and Restricted Marketable Securities, for further discussion on the Columbia Fund.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

CREDIT AGREEMENT
----------------
         On December 3, 2007, the 2005 Revolving Credit Agreement and Letter of Credit Agreement were refinanced pursuant to a new $675 million Credit Agreement ("Credit Agreement") with Banc of America Securities LLC and Bank of America, N.A. as the co-lead arranger. Subject to borrowing base requirements, the Credit Agreement provides for a five-year term loan of $82.9 million and a five-year revolving credit facility of $592.1 million enabling us to borrow funds and issue letters of credit on a revolving basis. The Credit Agreement includes a $100 million accordion feature, which provides us with the ability to increase commitments from $675 million to $775 million, subject to agreement of new and existing lenders. Our obligations under the Credit Agreement are secured by some of the assets of the Company, including, but not limited to, inventory, certain accounts receivable, pharmacy scripts, owned real estate and certain Pathmark leaseholds. The Pathmark leaseholds are removed as eligible collateral throughout fiscal 2009, resulting in a reduction in borrowing availability of $25.0 million on March 1, 2009, an additional $25.0 million on June 1, 2009 and approximately $23.0 million on December 1, 2009 for a total reduced borrowing availability of approximately $73.0 million. Borrowings under the Credit Agreement bear interest based on LIBOR or Prime interest rate pricing. Subject to certain conditions, we are permitted to pay cumulative cash dividends on common shares, as well as make bond repurchases. As of February 28, 2009, there were $331.8 million of loans and $206.3 million in letters of credit outstanding under this agreement. As of February 28, 2009, after reducing availability for borrowing base requirements, we had $96.2 million available under the Credit Agreement. In addition, we have invested cash available to reduce borrowings under this Credit Agreement or to use for future operations of $67.0 million as of February 28, 2009.

         On December 27, 2007, in order to facilitate the syndication of the Credit Agreement under current market conditions, we entered into an Amended and Restated Credit Agreement, whereby a portion of the revolving commitment was converted into a $50.0 million term loan tranche, which was collateralized by certain real estate assets at an increased margin rate. This agreement expires in December 2012. Fees paid and capitalized in connection with the Credit Agreement were $20.4 million and the net amortized amounts are included in "Other assets" on our Consolidated Balance Sheet at February 28, 2009 and February 23, 2008.

RELATED PARTY PROMISSORY NOTE
-----------------------------
         On September 2, 2008, our Company issued a three year, unsecured promissory note in the amount of $10 million to Erivan Karl Haub. Erivan Haub is the father of Christian W. E. Haub, our Executive Chairman, and is a limited partner of Tengelmann which owns an interest in our Company's stock. The principal is due in a lump sum payment on August 18, 2011 and bears interest at a rate of 6% per year, payable in twelve equal quarterly payments of $0.15 million over the term of the note. During fiscal 2008, $0.15 million of interest was paid on this note and we recorded interest expense of $0.3 million.

BRIDGE LOAN FACILITY
--------------------
         On December 3, 2007, we entered into a one year, $370 million Senior Secured Bridge Credit Agreement (the "Bridge Loan Facility") with Banc of America Securities LLC, Bank of America, N.A. and Bank of America Bridge LLC, Lehman Brothers Commercial Bank, Lehman Brothers Inc. and Lehman Commercial Paper Inc. At maturity, subject to the satisfaction of certain conditions, the loans outstanding under the Bridge Loan Facility would either remain outstanding or be exchanged for exchange notes, in each case having a maturity of December 3, 2015. On December 18, 2007, the Bridge Loan Facility was refinanced with the convertible notes discussed below. During fiscal 2007, fees and interest paid in

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


connection with the Bridge Loan Facility was $27.3 million and were included in "Interest Expense" on our Consolidated Statement of Operations.

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

PUBLIC DEBT OBLIGATIONS
-----------------------
         As of February 28, 2009 and February 23, 2008, we had outstanding notes of $598.8 million and $586.7 million, respectively. Our public debt obligations are comprised of 9.125% Senior Notes due December 15, 2011, 5.125% Convertible Senior Notes due June 15, 2011, 6.75% Convertible Senior Notes due December 15, 2012 and 9.375% Notes due August 1, 2039. Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125%, 5.125% and 6.75% Notes. The 9.375% Notes are now callable at par ($25 per bond) and the 9.125% Notes are now callable at a premium to par (103.042%). The 9.375% Notes are unsecured obligations and were issued under the terms of our senior debt securities indenture, which contains among other provisions, covenants restricting the incurrence of secured debt. The 9.375% Notes are effectively subordinate to the Credit Agreement and do not contain cross default provisions. All covenants and restrictions for the 9.125% Senior Notes have been eliminated in connection with the cash tender offer in fiscal 2005. Our notes are not guaranteed by any of our subsidiaries.

         To pay down our Bridge Loan Facility as discussed above, on December 18, 2007, we completed a public offering and issued $165 million 5.125% convertible senior notes due 2011 and $255 million 6.75% convertible senior notes due 2012. The 2011 notes are not redeemable at our option at any time. The 2012 notes are redeemable at our option on or after December 15, 2010, at a redemption price of 102.70% and on or after December 15, 2011, at a redemption price of 101.35%. The initial conversion price of the 2011 notes is $36.40, representing a 30.0% premium to the offering price of $28.00 and the initial conversion price of the 2012 notes is $37.80, representing a 35.0% premium to the offering price of $28.00 at maturity, and at our option, the notes are convertible into shares of our stock, cash, or a combination of stock and cash.

         Concurrent with this offering, we entered into call options and financing warrant transactions with financial institutions that are affiliates of the underwriters of the notes to effectively increase the conversion price of these notes and to reduce the potential dilution upon future conversion. Conversion prices were effectively increased to $46.20 or a 65% premium and $49.00 or a 75% premium for the 2011 and 2012 notes, respectively. We understand that on or about October 3, 2008, Lehman Brothers OTC Derivatives, Inc. or "LBOTC" who accounts for 50% of the call option and financing warrant transactions filed for bankruptcy protection, which is an event of default under such transactions. We are carefully monitoring the developments affecting LBOTC, noting the impact of the LBOTC bankruptcy effectively reduced conversion prices for 50% of our Notes to their stated prices of $36.40 for the 2011 notes and $37.80 for the 2012 notes.

         As of December 18, 2007, our Company did not have sufficient authorized shares to provide for all potential issuances of common stock. Therefore, our Company accounted for the conversion features as freestanding instruments. The notes were recorded with a discount equal to the value of the conversion features at the transaction date and will be accreted to the par value of the notes over the life of the notes.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


The value of the conversion features were determined utilizing the Black-Scholes option pricing model and recorded as a long-term liability. The portion of the conversion features for which there was not shares available for settlement of conversions were marked to market each balance sheet date. On June 26, 2008, at a special meeting of shareholders, the number of shares of common stock we have the authority to issue was increased to 160,000,000, based on a majority vote by our shareholders. During fiscal 2008 and 2007, gains recorded in "Nonoperating income" on our Consolidated Statements of Operations were $9.3 million and $3.2 million, respectively, relating to conversion features of the 5.125% convertible senior notes and gains of $5.1 million and $2.3 million, respectively, relating to the conversion features of the 6.75% convertible senior notes. The fair values of the conversion features as of February 23, 2008 were $23.2 million and $19.8 million for the 5.125% and 6.75% convertible notes, respectively. Based on an increase in available shares primarily due to the exercise of our Series A warrants during the first quarter of fiscal 2008 and the increase in authorized shares during the second quarter of fiscal 2008, the fair values of the conversion features of the 5.125% and 6.75% convertible senior notes of $13.8 million and $14.7 million as of June 26, 2008, respectively, were reclassified to "Additional paid-in-capital" on our Consolidated Statements of Stockholder's Equity and Comprehensive (Loss) Income. Thus, the fair values of the conversion features for the 5.125% and 6.75% convertible notes are no longer classified as a liability as of February 28, 2009. The following assumptions and estimates were used in the Black-Scholes model:

                                       As of
                                   June 26, 2008               Fiscal 2007
                                  ---------------         ---------------------
Expected life                         3.0 years           3.3 years - 4.8 years
Volatility                              33.4%                 33.0% - 35.4%
Dividend yield range                     0%                         0%
Risk-free interest rate range           3.11%                 2.24% - 2.81%

DEBT MATURITIES
---------------
         Maturities on indebtedness for the next five fiscal years and thereafter are:

         Fiscal 2009                                 $    5.3 million
         Fiscal 2010                                      0.2 million
         Fiscal 2011                                    188.0 million
         Fiscal 2012                                    587.0 million
         Fiscal 2013                                      0.2 million
         Fiscal 2014 and thereafter                     201.1 million

         Interest payments on indebtedness were approximately $131.3 million for fiscal 2008, $100.8 million for fiscal 2007 and $65.6 million for fiscal 2006.

SERIES A AND B WARRANTS
-----------------------
         As part of the acquisition of Pathmark on December 3, 2007, we issued 4,657,378 and 6,965,858 roll-over stock warrants in exchange for Pathmark's 2005 Series A and Series B warrants, respectively. The Series A warrants were exercisable at $18.36 and expired on June 9, 2008 and the Series B warrants are exercisable at $32.40 and expire on June 9, 2015. The Tengelmann stockholders have the right to approve any issuance of common stock under these warrants upon exercise (assuming Tengelmann's outstanding interest is at least 25% and subject to liquidity impairments defined within the Tengelmann Stockholder Agreement). In addition, Tengelmann has the ability to exercise a "Put Right" whereby it has the ability to require A&P to purchase A&P stock held by Tengelmann to settle these warrants. Based on the rights provided to Tengelmann, A&P does not have sole discretion to determine whether the payment upon exercise of these warrants will be settled in cash or through issuance of an equivalent portion of A&P shares.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Therefore, these warrants are recorded as liabilities and marked-to-market each reporting period based on A&P's current stock price.

         On May 7, 2008, the 4,657,378 Series A warrants were exercised by Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund I, L.P. and Yucaipa American Alliance (Parallel) Fund I, L.P. We opted to settle the Series A warrants in cash totaling $45.7 million, rather than issuing additional common shares. Included in "Nonoperating income" on our Consolidated Statements of Operations for fiscal 2008 is a loss of $1.2 million for the Series A warrants through the settlement date of May 7, 2008 and a gain of $101.3 million relating to market value adjustments for Series B warrants. During fiscal 2007, we recorded a gain on the market value adjustment to these liabilities of $11.5 million and $14.8 million for Series A and Series B warrants, respectively. The value of the Series B warrants as of February 28, 2009 is $4.8 million and is included in "Other financial liabilities" on our Consolidated Balance Sheets. The values of Series A and Series B warrants as of February 23, 2008 were $44.5 million and $106.1 million, respectively, and were included in "Current portion of other financial liabilities" and "Other financial liabilities," respectively, on our Consolidated Balance Sheets. The following assumptions and estimates were used in the Black-Scholes model:

                                           Series A                  Series B
                                         -----------       -----------------------------
                                         Fiscal 2007       Fiscal 2008       Fiscal 2007
                                         -----------       -----------       -----------
Expected life                             0.29 years        6.28 years        7.29 years
Volatility                                   29.4%             61.3%             53.3%
Dividend yield range                          0%                0%                0%
Risk-free interest rate range                 2.20%             2.69%             3.26%

CALL OPTION AND FINANCING WARRANTS
----------------------------------
         Concurrent with the issuance of the convertible senior notes, our Company issued financing warrants in conjunction with the call options recorded as equity in the Consolidated Balance Sheet (Refer to Note 17 - Capital Stock) to effectively increase the conversion price of these notes and reduce the potential dilution upon future conversion. The financing warrants allow holders to purchase common shares at $46.20 with respect to the 5.125% notes and $49.00 with respect to the 6.75% notes. The financing warrants were valued at $36.8 million at the issuance date. At the issuance date, we did not have sufficient authorized shares to provide all potential issuances of common stock. Therefore, the financing warrants were accounted for as freestanding derivatives, required to be settled in cash until sufficient shares were available and were recorded as a long-term liability in the Consolidated Balance Sheet. The financing warrants were marked to market each reporting period utilizing the Black-Scholes option pricing model and were valued at $31.2 million as of February 23, 2008. On June 26, 2008, at a special meeting of shareholders, the number of shares of common stock we have the authority to issue was increased to 160,000,000 based on a majority vote by our shareholders. Thus, the financing warrants were marked to market through June 26, 2008 utilizing the Black-Scholes option pricing model and $28.9 million was reclassified to "Additional paid-in-capital" on our Consolidated Statements of Stockholder's Equity and Comprehensive (Loss) Income as of June 26, 2008. These financing warrants are no longer classified as a liability as of February 28, 2009. During fiscal 2008 and 2007, we recorded gains of $2.3 million and $5.6 million, respectively, relating to these warrants, which is included in "Nonoperating income" on our Consolidated Statements of Operations.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


The following assumptions and estimates were used in the Black-Scholes model:

                                                              As of
                                                          June 26, 2008                   Fiscal 2007
                                                       --------------------        ------------------------
         Expected life                                 3.3 years - 4.8 years          3.6 years - 5.1 years
         Volatility                                           33.4%                    27.2% - 29.6%
         Dividend yield range                                  0%                            0%
         Risk-free interest rate range                     3.11% - 3.54%                2.24% - 2.81%


         We understand that on or about October 3, 2008, LBOTC who accounts for 50% of the call option and financing warrant transactions filed for bankruptcy protection, which is an event of default under such transactions. We are carefully monitoring the developments affecting LBOTC. In the event we terminate these transactions, or they are canceled in bankruptcy, or LBOTC otherwise fails to perform its obligations under such transactions, we would have the right to monetary damages in the form of an unsecured claim against LBOTC in an amount equal to the present value of our cost to replace these transactions with another party for the same period and on the same terms.


Note 11 - Lease Obligations

         We operate primarily in leased facilities with lease terms generally ranging up to twenty-five years for store leases, with options to renew for additional periods. In addition, we lease certain store equipment and trucks. We recognize rent expense for operating leases with rent escalation clauses on a straight-line basis over the applicable lease term. The majority of the leases contain escalation clauses relating to real estate tax increases and certain store leases provide for increases in rentals when sales exceed specified levels. Our lease obligations consist of capital leases, operating leases and long-term real estate liabilities.

         Our capital lease obligations as of February 28, 2009 and February 23, 2008 were as follows:

                                                               February 28,      February 23,
                                                                  2009              2008
                                                              -----------       -----------
           Real property under capital leases                 $   150,958       $   151,382
           Equipment under capital leases                          14,676            14,676
                                                              -----------       -----------
                                                                  165,634           166,058
           Accumulated amortization                               (32,673)          (16,695)
                                                              ------------      -----------
           Net property under capital leases                  $   132,961       $   149,363
                                                              ===========       ===========

         We did not enter into any new capital leases during fiscal 2008, fiscal 2007 or fiscal 2006. During fiscal 2007, in connection with our acquisition of Pathmark, we acquired 38 capital leases totaling $126.7 million relating to buildings and several capital leases relating to equipment totaling $15.1 million. Interest paid in connection with our capital lease obligations during fiscal 2008, fiscal 2007 and fiscal 2006 was approximately $18.6 million, $7.2 million and $3.5 million, respectively.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         Rent expense recorded for our operating leases during the last three fiscal years consisted of the following:

              Minimum Rentals                        Fiscal 2008             Fiscal 2007           Fiscal 2006
              ---------------                      ----------------       -----------------     -----------------
              Continuing operations                $     174,232          $       145,682       $        125,704
              Discontinued operations                         --                   20,452                 44,629
                                                   ----------------       -----------------     ----------------
                                                         174,232                  166,134                170,333
                                                   ----------------       -----------------     ----------------
              Contingent Rentals
              ------------------
              Continuing operations                        2,753                    2,136                  2,394
              Discontinued operations                         --                       64                     92
                                                   ----------------       -----------------     ----------------
                                                           2,753                    2,200                  2,486
                                                   ----------------       -----------------     ----------------
                  Total rent expense               $     176,985          $       168,334       $        172,819
                                                   ================       =================     ================



         Future minimum annual lease payments for capital leases and noncancelable operating leases in effect at February 28, 2009 are as follows:

                                                                     Operating Leases
                                         --------------------------------------------------------------------------

                                                Future Minimum Rental Payments              Future        Net Future
                                         -------------------------------------------       Minimum         Minimum
                             Capital          Open          Closed                        Sublease         Rental
Fiscal                       Leases          Stores          Sites          Total          Rentals        Payments
------                     -----------   ------------     -----------   ------------    -----------      ----------
2009                       $    29,000   $    195,285     $    68,790   $    264,075    $    33,263      $  230,812
2010                            28,631        188,963          60,949        249,912         30,116         219,796
2011                            26,901        176,729          55,522        232,251         26,552         205,699
2012                            26,113        166,289          52,265        218,554         21,657         196,897
2013                            22,711        148,212          50,214        198,426         17,752         180,674
2014 and thereafter            157,846        858,744         266,524      1,125,268         61,780       1,063,488
                           -----------   ------------     -----------   ------------    -----------    ------------
Net minimum rentals            291,202   $  1,734,222     $   554,264   $  2,288,486    $   191,120    $  2,097,366
                                         ============     ===========   ============    ===========    ============
Less interest portion         (130,991)
                           -----------
Present value of future
minimum rentals            $   160,211
                           ===========

         Included in the future minimum rental payments of closed sites of $554.3 million are amounts that are classified as current and non-current liabilities on our Consolidated Balance Sheets. These amounts represent estimated net cash flows based on our experience and knowledge of the market in which each closed store is located. Refer to our discussion of Closed Store and Warehouse Reserves in Note 1 - Summary of Significant Accounting Policies.

         During fiscal 2007, we acquired four sale leaseback locations in connection with the acquisition of Pathmark. Due to Pathmark's continuing involvement with these four properties, as all four leases contain renewal options that extend beyond the economic useful life of the properties, these sales did not qualify for sale-leaseback accounting. The fair market value of these properties as of the acquisition date was $64.1 million with associated long-term real estate liabilities of $64.1 million. These liabilities have maturities between 14 and 17 years and three of these properties are recorded within "Long-term real estate liabilities" on our Consolidated Balance Sheets at February 28, 2009 and February 23, 2008. During fiscal 2008, one of these locations was assigned to a third party. Since we remain secondarily liable in the event the assignee defaults on the related rent payments, we continue to record our obligation relating to this property. However, since we are no longer servicing this obligation, the related current and long-term liabilities have been reclassified to "Deferred real estate income" on our Consolidated Balance Sheets as of February 28, 2009.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         "Long-term real estate liabilities" on our Consolidated Balance Sheets also include various leases in which we received landlord allowances to offset the costs of structural improvements we made to the leased space. Since we had directly paid for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements to qualify for sale-leaseback treatment. Thus, these landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and are being amortized over the related lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 13 and 25 years and effective annual percentage rates between 4.74% and 71.14%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

         The future minimum annual lease payments relating to these leases, as well as the leases for properties that we previously sold but did not qualify for sale-leaseback treatment have been included in the table below:

                                               Long-term Real Estate Liabilities
                                          ------------------------------------------
                                                                             Net
                                             Future         Future         Future
                                             Minimum        Minimum        Minimum
                                             Rental        Sublease        Rental
                                            Payments        Rentals       Payments
                                          -----------     -----------    -----------
Fiscal
------
2009                                      $    36,518     $     5,206    $    31,312
2010                                           36,528           4,372         32,156
2011                                           36,688           3,245         33,443
2012                                           36,875           2,524         34,351
2013                                           37,044           1,472         35,572
2014 and thereafter                           377,405           5,440        371,965
                                          -----------     -----------    -----------
                                          $   561,058     $    22,259    $   538,799
                                          ===========     ===========    ===========

         During fiscal 2008 and fiscal 2006, we sold one property in each year and simultaneously leased it back from the purchaser. We received net proceeds of $3.1 million for the property sold during fiscal 2008, which had a carrying value of $0.1 million, resulting in a gain of $3.0 million. However, due to our continuing involvement, the sale did not qualify for sale-leaseback accounting. Therefore, the carrying value of this property remained on our Consolidated Balance Sheet as of February 28, 2009. In addition, the proceeds received were recorded within our "Deferred real estate income". The related lease payments are being recorded as "Interest expense" in our Consolidated Statements of Operations. For the property sold during fiscal 2006, we received net proceeds of $9.2 million, which had a carrying value of $2.5 million, resulting in a gain of $6.7 million. This gain was recognized as follows: (i) a gain of $1.3 million was immediately recognized, since we are leasing back more than a minor part but less than substantially all of the property sold and (ii) a $5.4 million deferred gain, after deducting expenses, will be recognized as an offset to rent expense over the remaining life of the lease.

         In addition, during fiscal 2008, fiscal 2007, and fiscal 2006, we recognized gains related to our qualified sale-leaseback transactions of $2.6 million; $27.6 million, of which $24.1 million related to the reversal of gains on terminated or assigned properties; and $5.3 million, of which $1.3 million related to recognition of a portion of the gain on sale in the current year, as we are leasing back more than a minor part but less than substantially all of the property sold as discussed above, respectively. The remaining deferred

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


gains at February 28, 2009 and February 23, 2008 amounted to $34.6 million and $37.2 million, respectively.


Note 12 - Interest Expense

         Interest expense is comprised of the following:

                                                      Fiscal 2008        Fiscal 2007          Fiscal 2006
                                                    --------------     ------------       ----------------
$675 million Credit Agreement                       $      14,776      $       4,657        $       5,356
Related Party Promissory Note, due August 2, 2011             300                 --                   --
7.75% Notes, due April 15, 2007                                --                342                2,466
9.125% Senior Notes, due December 15, 2011                  1,188              1,168                1,168
5.125% Convertible Senior Notes,
     due June 15, 2011                                      8,553              1,575                   --
6.750% Convertible Senior Notes,
     due December 15, 2012                                 17,409              3,207                   --
9.375% Notes, due August 1, 2039                           19,011             18,699               18,699
Bridge Loan Facility                                           --             27,285                   --
Capital Lease Obligations and
     Real Estate Liabilities                               53,970             39,134               31,676
Amortization of Deferred Financing Fees
      and Discounts                                        19,575              4,790                  812
Self insurance interest accretion                           8,613             10,117                6,289
Other                                                      10,742                842                 (582)
                                                     ------------       ------------        -------------
     Total                                           $    154,137       $    111,816        $      65,884
                                                     ============       ============        =============


Note 13 - Other Non-Current Liabilities

         Other non-current liabilities are comprised of the following:

                                                                           At                    At
                                                                      Feb. 28, 2009         Feb. 23, 2008
                                                                    -----------------     -----------------
       Unrecognized Tax Benefits                                      $   156,267           $   156,267
       Self-insurance Reserves                                            153,870               152,083
       Closed Store and Warehouse Reserves                                140,593               141,000
       Pension Withdrawal Liabilities                                     109,714                82,309
       GHI Contract Liability for Employee Benefits                        85,690                76,569
       Pension Plan Benefits                                               89,842                66,863
       Other Postretirement and Postemployment Benefits                    34,295                48,281
       Corporate Owned Life Insurance Liability                            59,529                54,640
       Deferred Rent Liabilities                                           54,047                52,512
       Deferred Income                                                     80,488                44,874
       Unfavorable Lease Liabilities                                       30,708                34,421
       Other                                                               16,366                20,293
                                                                      -----------           -----------
    Total                                                             $ 1,011,409           $   930,112
                                                                      ===========           ===========

Note 14 - Income Taxes

         A reconciliation of income taxes from continuing operations at the 35% federal statutory income tax rate for fiscal 2008, 2007 and 2006 to income taxes as reported is as follows:

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


                                                           Fiscal 2008       Fiscal 2007      Fiscal 2006
                                                        ----------------  ---------------   ---------------
Income tax benefit from (provision for) continuing
      operations computed at federal statutory
      income tax rate                                  $       29,212        $    (32,401)    $     15,880
State and local income taxes, net of federal tax
      benefit                                                  (2,924)             (1,792)             781
Permanent difference relating to the sale of
      Canadian assets                                              --              (5,590)          55,868
Permanent differences relating to Pathmark financing           40,902              13,088               --
Valuation allowance                                           (68,168)             21,357          (14,030)
Other                                                          (1,705)               (254)            (418)
                                                       --------------        ------------     ------------
Income tax (provision) benefit, as reported            $       (2,683)       $     (5,592)    $     58,081
                                                       ==============        ============     ============


         The effective tax rate on continuing operations of 3.2% for fiscal 2008 varied from the statutory rate of 35%, primarily due to the recording of state and local income taxes, the recording of additional valuation allowance and the impact of the Pathmark financing.

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

         The effective tax rate on continuing operations of 128.1% for fiscal 2006, varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations and the increase to our valuation allowance as a result of losses not benefited because of a lack of history of earnings.

         The (provision for) benefit from income taxes from continuing operations consisted of the following:

                                                       Fiscal 2008       Fiscal 2007        Fiscal 2006
                                                       -----------       -----------        -----------
         Current:
         Federal                                       $     2,397       $         --       $    56,727
         State and local                                    (4,498)            (2,757)            1,202
         Canadian tax on dividends                            (582)              (195)              152
                                                       -----------       ------------       -----------
                                                            (2,683)            (2,952)           58,081
                                                       -----------       ------------       -----------
         Deferred:
         Federal                                                --             (2,640)               --
                                                       -----------       ------------       -----------

         (Provision for) benefit from income taxes     $    (2,683)      $     (5,592)      $    58,081
                                                       ===========       ============       ===========

         A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carryforwards. In addition, a valuation allowance is recognized if, based on existing facts and circumstances, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Based upon our continued assessment of the realization of our net deferred tax asset and our historic cumulative losses, we concluded that it was appropriate to record a valuation allowance in an amount that would reduce our net deferred tax asset to zero. Our valuation allowance increased by $161.4 million during fiscal 2008, to reflect the increase in deferred income tax assets recorded relating to the purchase price allocation adjustments discussed in Note 2 - Acquisition of Pathmark Stores, Inc., as well as generation of additional net operating losses and pension and postretirement related amounts recorded in

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


"Other comprehensive loss". During fiscal 2007, the U.S. valuation allowance decreased by $19.5 million, primarily as a result of a decrease of $97.9 million relating to several reclassifications to various balance sheet items on our Consolidated Balance Sheet at February 23, 2008. Included in this amount is a reduction of the valuation allowance associated with the acquisition of Pathmark Stores, Inc., as well as the impact of the adoption of FIN 48 "Accounting for Uncertain Tax Positions." This decrease in the valuation allowance for fiscal 2007 was partially offset by an increase of $78.4 million that was recorded through the fiscal 2007 tax provision in our Consolidated Statement of Operations. In future periods, we will continue to record a valuation allowance against net deferred tax assets that are created by losses until such time as the certainty of future tax benefits can be reasonably assured.

         The components of net deferred tax assets (liabilities) are as follows:


                                                                         February 28,        February 23,
                                                                             2009                2008
                                                                         -----------         -----------
Current assets:
     Insurance reserves                                                  $    33,689         $    28,356
     Other reserves and accrued benefits                                      56,968              45,766
     Accrued postretirement and postemployment benefits                        1,780               1,005
     Pension obligations                                                       6,250              19,276
     Other                                                                     7,507              21,637
                                                                         -----------         -----------
                                                                             106,194             116,040
                                                                         -----------         -----------
Current liabilities:
     Inventories                                                             (37,097)            (37,588)
     Health and welfare                                                       (1,902)             (1,804)
     Other                                                                    (3,273)             (2,970)
                                                                         -----------         -----------
                                                                             (42,272)            (42,362)
                                                                         -----------         -----------
Valuation allowance                                                          (28,249)             (8,892)
                                                                         -----------         -----------
Net current deferred income taxes included in prepaid expenses
     and other current assets                                            $    35,673         $    64,786
                                                                         ===========         ===========

Non-current assets:
     Net Operating Losses                                                $   214,376         $   190,152
     Foreign Tax Credits                                                      69,261              69,261
     Alternative minimum tax credits and general business credits             53,433              52,584
     Other reserves including asset disposition charges                      130,084              96,203
     Lease obligations                                                         7,748               7,743
     Insurance reserves                                                       64,626              63,875
     Accrued postretirement and postemployment benefits                       10,731              13,949
     Pension obligations                                                      83,752              31,579
     Step rents                                                               22,700              21,921
     State tax credits                                                        29,852              29,940
     Pathmark Financing                                                        9,571              10,381
     Other                                                                    10,709              12,389
                                                                         -----------         -----------
                                                                             706,843             599,977
                                                                         -----------         -----------
Non-current liabilities:
     Depreciation                                                           (339,542)           (400,093)
     Pension obligations                                                      (1,068)             (3,324)
     Intangibles                                                             (94,432)            (98,316)
     Other                                                                   (16,645)            (14,255)
                                                                         -----------         -----------
                                                                            (451,687)           (515,988)
                                                                         -----------         -----------
Valuation allowance                                                         (188,028)            (45,974)
                                                                         -----------         -----------
Net non-current deferred income tax asset
     included in other assets                                            $    67,128         $    38,015
                                                                         ===========         ===========

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         At February 28, 2009, our Company had federal NOL carryforwards of $475.4 million, which will expire between fiscal 2023 and 2028. The federal NOL carryforwards include $7.4 million related to the excess tax deductions relating to stock option plans that have yet to reduce income taxes payable. Upon utilization of these carryforwards, the associated tax benefits of approximately $2.6 million will be recorded in "Additional paid-in capital". In addition, our Company had state loss carryforwards of $1.0 billion that will expire between fiscal 2009 and fiscal 2028. Our Company's general business credits consist of federal and state work incentive credits, which expire between fiscal 2010 and fiscal 2028, some of which are subject to an annual limitation.

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

         Effective February 25, 2007, we adopted FIN 48. Refer to Note 1 - Impact of New Accounting Pronouncements for further discussion. As a result of our adoption of FIN 48, we recorded the following transition adjustments:

o    an increase to the opening balance in retained earnings of $24.4 million;

o a $165.0 million increase in our tax liabilities for uncertain tax positions and an increase to our deferred tax assets to gross-up our balance sheet for the tax benefits of net operating losses ("NOLs") that had previously been netted in our uncertain tax position liability. Such amount was adjusted to approximately $154 million in the fourth quarter of fiscal 2007 in connection with the Company's fiscal 2006 tax return to provision reconciliation. As we were in a full valuation allowance position, the approximate $11 million adjustment had no effect on the Company's earnings; and

o an increase in deferred tax assets of $65.0 million related to foreign tax credit carryforwards offset by an increase in deferred tax liabilities of $25.1 million as a result of the book versus tax basis of our foreign subsidiary and a corresponding increase in the valuation allowance of $39.9 million upon initial adoption of the standard.

         Reconciliation of Unrecognized Tax Benefits

                                                          Tax            Interest            Total
                                                       ---------         --------          ---------
         Balance at February 25, 2007                  $ 153,841         $      --         $ 153,841
         Tax positions of Pathmark Stores, Inc.            9,344               972            10,316
         Increases related to current period
              tax positions                                   53                74               127
                                                       ---------         ---------         ---------
         Balance at February 23, 2008                    163,238             1,046           164,284
         Decrease related to prior period
              tax positions                                   --               (82)              (82)
         Settlements                                        (297)               --              (297)
         Lapse of statute of limitations                  (1,127)               --            (1,127)
                                                       ---------         ---------         ---------
         Balance at February 28, 2009                  $ 161,814         $     964         $ 162,778
                                                       =========         =========         =========

         At February 28, 2009 and February 23, 2008, we had unrecognized tax benefits of $162.8 million and $164.3 million, respectively, which, if recognized, would affect the effective tax rate. However, the recognition of the unrecognized tax benefits would result in an increase in our valuation allowance on any remaining net deferred tax asset. Our Company classifies interest and penalty expense related to

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


unrecognized tax benefits as income tax expense. We remain subject to examination by federal, state and local tax authorities for tax years 2004 through 2007. With a few exceptions, we are no longer subject to federal, state or local examinations by tax authorities for tax years 2003 and prior. It is reasonably possible that the amount of unrecognized tax benefit with respect to certain of our unrecognized tax positions will significantly decrease within the next 12 months. At this time, we estimate that the amount of our gross unrecognized tax positions may decrease by up to approximately $154 million within the next 12 months, primarily due to the settlement of ongoing audits and lapses of statutes of limitations in certain jurisdictions. Any decrease in our Company's gross unrecognized tax positions would require a re-evaluation of our Company's valuation allowance maintained on our net deferred tax asset and, therefore, is not expected to effect our effective tax rate.

         Income tax payments, net of income tax refunds, for fiscal 2008, 2007 and 2006 were approximately $3.9 million, $2.2 million and $4.4 million, respectively.

         On July 30, 2008, The Housing Assistance Act of 2008 ("the Act") was signed into law. The Act contained a provision allowing corporate taxpayers to make an election to treat certain unused research and AMT credit carryforwards as refundable in lieu of claiming bonus and accelerated depreciation for "eligible qualified property" placed in service through the end of fiscal 2008. In addition, the American Reinvestment and Recovery Tax Act, which was enacted on February 17, 2009, extended this election through 2009. We have calculated this amount to be $2.4 million and anticipate receiving the refund during fiscal 2009.

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


Note 15 - Retirement Plans and Benefits

         On February 24, 2007, we adopted SFAS 158 which requires that we recognize the funded status of our defined benefit pension and other postretirement benefit plans as a net liability or asset on our balance sheets and requires any unrecognized prior service costs and actuarial gains or losses to be recognized as a component of accumulated other comprehensive income or loss. Minimum pension liabilities and related intangible assets are no longer recognized. SFAS 158 also requires that beginning in fiscal 2008, our assumptions used to measure our annual expenses be determined as of the balance sheet date (February 28, 2009), and all plan assets and liabilities to be reported as of that date. We early adopted this requirement in fiscal 2007. We used the second approach as described in paragraph 19 of SFAS 158 to transition our measurement date from December 31, 2006 to February 24, 2007. Under this approach, we recorded an adjustment to opening retained earnings in the amount of $0.6 million to decrease the February 25, 2007 balance of retained earnings. Further, our assumptions used to measure our annual expenses are determined as of our fiscal year-end and all plan assets and liabilities are reported as of that date.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Defined Benefit Pension Plans and Postretirement Benefit Plans

         We provide retirement benefits to certain non-union and union employees under various defined benefit plans. Our defined benefit pension plans are non-contributory and benefits under these plans are generally determined based upon years of service and, for salaried employees, compensation. We fund these plans in amounts consistent with the statutory funding requirements.

         We also provide postretirement health care and life insurance benefits to certain union and non-union employees. We recognize the cost of providing postretirement benefits during employees' active service periods.

         The following tables set forth the change in benefit obligations, the change in plan assets, the funded status, and the accumulated benefit obligation as of February 28, 2009 and February 23, 2008 for our defined benefit plans and postretirement plans:

                                                                         Pension                    Postretirement
                                                              ----------------------------   ------------------------------
                                                                  Fiscal         Fiscal         Fiscal          Fiscal
                                                                   2008           2007           2008            2007
                                                              -------------  -------------   -------------  --------------
Change in Benefit Obligation
   Benefit obligation - beginning of year                     $    460,601    $   218,021    $    41,089    $      18,814
   Benefit obligation - acquisition at December 3, 2007                 --        238,941             --           14,488
   Service cost                                                      7,428          5,320          1,013              409
   Interest cost                                                    25,868         15,609          2,291            1,265
   Actuarial loss (gain)                                           (60,156)         8,393        (14,119)           7,480
   Benefits paid                                                   (26,748)       (15,459)        (2,632)          (1,564)
   Impact of the adoption of change in measurement date                 --          2,843             --               56
   Amendments                                                          346             --             --               --
   Settlement payments                                                  --        (12,854)            --               --
   Curtailment payments                                                 --           (213)            --               --
   Special termination benefits                                        800             --             --               --
   Retiree drug subsidy received                                        --             --            123              141
                                                              ------------    -----------    -----------    -------------
   Benefit obligation - end of year (1)                       $    408,139    $   460,601    $    27,765    $      41,089
                                                              ============    ===========    ===========    =============

                                                                         Pension                    Postretirement
                                                              ----------------------------   ------------------------------
                                                                  Fiscal         Fiscal         Fiscal           Fiscal
                                                                   2008           2007           2008             2007
                                                              -------------  -------------   -------------   --------------
Change in Plan Assets
  Fair value of plan assets - beginning of year               $  466,971     $    202,185    $         --    $          --
  Fair value of plan assets - acquisition at December 3, 2007         --          291,314              --               --
  Fair value of plan assets - GHI asset transfer (1)              13,624               --              --               --
  Actual return on plan assets                                  (118,938)          (3,318)             --               --
  Company contributions                                            7,074            5,103           2,632            1,564
  Settlements                                                         --          (12,854)             --               --
  Benefits paid to GHI employees (1)                              (2,433)              --              --               --
  Benefits paid to our employees                                 (26,748)         (15,459)         (2,632)          (1,564)
                                                              ----------     ------------    ------------    -------------
Fair value of plan assets - end of year (1)                   $  339,550     $    466,971    $         --    $          --
                                                              ----------     ------------    ------------    -------------

Funded status at end of year (1)                              $  (68,589)    $      6,370    $    (27,765)   $     (41,089)
                                                              ==========     ============    ============    =============

  Noncurrent assets                                           $   26,276     $     78,230    $         --    $          --
  Current liabilities                                             (5,023)          (4,997)         (1,785)          (2,481)
  Non-current liabilities                                        (89,842)         (66,863)        (25,980)         (38,608)
                                                              ----------     ------------    ------------    -------------
Net (liability) asset recognized (1)                          $  (68,589)    $      6,370    $    (27,765)   $     (41,089)
                                                              ==========     ============    ============    =============

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


-----------------------------
 (1) Refer to the GHI Contractual Obligation discussion below.

         The noncurrent assets are included in "Other assets" on the Consolidated Balance Sheets, while the pension and postretirement liabilities are included in "Accrued salaries, wages and benefits", "Other accruals," and "Other non-current liabilities".

         Pension and postretirement benefits related amounts recorded in accumulated other comprehensive (loss) income as of February 28, 2009 and February 23, 2008 were as follows:


                                            Pension                      Postretirement
                                   --------------------------         ---------------------
                                     Fiscal           Fiscal          Fiscal         Fiscal
                                      2008             2007            2008           2007
                                   ---------         --------         -------        ------
Net actuarial (loss) gain          $(119,260)        $(30,388)        $14,597        $  477
Prior service (cost) credit           (2,689)          (2,615)          2,205         3,551
                                   ---------         --------         -------        ------
Total                              $(121,949)        $(33,003)        $16,802        $4,028
                                   =========         ========         =======        ======

         Plans with accumulated benefit obligation in excess of plan assets consisted of the following:

                                                 Fiscal          Fiscal
                                                  2008            2007
                                                --------        --------
Accumulated benefit obligation                  $206,408        $135,033
Projected benefit obligation                    $212,690        $136,019
Fair value of plan assets                       $117,824        $ 64,160

         The Company's accumulated benefit obligation for defined benefit plans was $401,857 and $454,028 as of February 28, 2009 and February 23, 2008,
respectively.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         The components of our net periodic pension and postretirement benefit expense and related assumptions and amounts recognized in other comprehensive income were as follows:

                                                     Pension                                 Postretirement
                                       -------------------------------------      -------------------------------------
                                        Fiscal        Fiscal         Fiscal        Fiscal        Fiscal         Fiscal
                                         2008          2007           2006          2008          2007           2006
                                       --------      --------       --------      --------       -------       --------
Net Periodic Benefit Cost:
--------------------------
Service cost                           $  7,428      $  5,320       $  5,609      $  1,013       $   409       $    375
Interest cost                            25,868        15,609         11,368         2,291         1,265          1,172
Expected return on plan
    assets                              (31,307)      (18,114)       (12,350)           --            --             --
Amortization of:
    Prior service cost (credit)             274           255           (128)       (1,347)       (1,347)        (1,347)
    Actuarial loss (gain)                   117            98            162            --          (455)          (222)
Special termination benefits                800            --             --            --            --             --
Curtailment gain(2)                          --          (166)            --            --            --             --
Settlement gain(2)                           --        (1,037)            --            --            --             --
                                       --------      --------       --------      --------       -------       --------
Net periodic benefit
    cost (income)                      $  3,180      $  1,965       $  4,661      $  1,957       $  (128)      $    (22)
                                       --------      --------       --------      --------       -------       --------

Other Changes in Plan Assets and
--------------------------------
Benefit Obligations Recognized in
---------------------------------
Other Comprehensive Loss (Income):
----------------------------------
Net actuarial loss (gain)              $ 88,990      $ 30,331         (2,548)     $(14,120)      $ 7,780         (8,488)
Prior service cost (credit)                 346         2,615          2,959            --            --         (5,123)
Amortization of prior
    service cost                           (274)         (255)            --         1,347         1,347             --
Amortization of net loss                   (117)          (98)            --            --           455             --
Minimum pension liability                    --            --         (5,996)           --            --             --
Total recognized in
  other comprehensive
  loss (income)                        $ 88,945      $ 32,593       $ (5,585)     $(12,773)      $ 9,582       $(13,611)
                                       --------      --------       --------      --------       -------       --------

Total recognized in net
  periodic benefit cost and
  other comprehensive
  loss (income)                        $ 92,125      $ 34,558       $   (924)     $(10,816)      $ 9,454       $(13,633)
                                       ========      ========       ========      ========       =======       ========

Discount rate                              5.75%         5.75%          5.75%         5.75%         5.75%          5.50%
Compensation increase                      2.75%         2.75%          2.75%          N/A           N/A            N/A
Expected long-term rate of
   return on plan assets                   6.75%         6.75%          6.75%          N/A           N/A            N/A

----------------
(2) In fiscal 2007, we recorded a curtailment gain of $0.2 million reflecting a reduction in the estimated future costs of previously recorded pension benefits as a result of the closure of stores in the Midwest. This amount was included in "(Loss) income from operations of discontinued businesses, net of tax" on our Consolidated Statements of Operations. In addition, we recorded a settlement gain of $1.0 million resulting from lump sum payments of benefits in excess of our recorded liabilities for both former employees in the Midwest and the Northeast. Of this amount, $0.9 million was included in "(Loss) income from operations of discontinued businesses, net of tax" and $0.1 million was included in "Store operating, general and administrative expense" on our Consolidated Statements of Operations for fiscal 2007.

         Our Company expects approximately $4.7 million of the net actuarial loss and $0.3 million of the prior service cost to be recognized into net periodic benefit cost in fiscal 2009 for defined benefit pension plans. For postretirement plans, approximately $0.8 million of prior service credit and $1.3 million of actuarial gains is expected to be recognized during fiscal 2009.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         Pension and postretirement benefit expenses are recorded within "Store operating, general and administrative expense" in our Consolidated Statements of Operations. The weighted average assumptions in the following table were used to develop our benefit obligations at the end of each fiscal year:

                                                Pension                       Postretirement
                                      ---------------------------      ----------------------------
                                       Fiscal            Fiscal         Fiscal             Fiscal
                                        2008              2007           2008               007
                                      ---------        ----------      ---------         ----------
Discount rate                           7.25%            5.75%           7.25%              5.75%
Compensation increase                   3.00%            2.75%             N/A              N/A
Healthcare cost rate for next year        N/A              N/A            9.5%           9.0%-10.0%
Ultimate healthcare cost trend rate       N/A              N/A              5%           4.5%-5.0%
Year ultimate trend is reached            N/A              N/A            2018             2018

         The expected long-term rate of return on plan assets represents the weighted average of expected returns for each asset category. We determine our expected long-term rate of return based on historical performance, adjusted for current trends.

         For postretirement benefits, assumed healthcare cost trend rates have a significant effect on the recorded expense and liability amounts. The effect of a one percentage point change in the assumed health care cost trend rate for each future year on the sum of service and interest cost would either be an increase or decrease of $0.3 million, while the accumulated postretirement benefit obligation would either increase by $2.2 million or decrease by $1.9 million.

         Our defined benefit pension plan weighted average asset allocations by asset category were as follows:

                 Target        February  28,      February  23,
               Allocation          2009               2008
               ----------      ------------       -------------
Equities        45 - 60%            48%                63%
Bonds           30 - 40%            38%                35%
Other            5 - 25%            14%                 2%
                               -----------        -------------
Total                              100%               100%
                               ===========        =============

         Our defined benefit pension plan's assets are held in trust funds and are actively managed by external fund managers. Equity security investments consist of a broad range of publicly traded securities, ranging from small to large capitalization stocks and are diversified in both growth and value orientated strategies as well as diverse industry sectors. Fixed income securities consist of a broad range of investments, including U.S. government securities, corporate debt securities, mortgages and other asset backed obligations. The Plan does not allow for direct investments in the publicly traded securities of our Company and investments in derivatives for speculative purposes.

         The following table details our expected benefit payments for the years 2009 through 2018.

                                       Pension         Postretirement
                                     -----------     ------------------
             2009                    $    24,354       $      1,848
             2010                         25,080              1,946
             2011                         25,361              2,123
             2012                         26,912              2,272
             2013                         28,006              2,487
            Years 2014 - 2018            157,566             13,229

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         We also expect to contribute $7.0 million in cash to our defined benefit pension plans in fiscal 2009. Please refer to the GHI Contractual Obligation discussion below for information relating to expected benefit payments relating to GHI's employees, which are not included above.

GHI Contractual Obligation
         We have a contractual obligation to fund pension benefits for certain employees of Grocery Haulers, Inc. ("GHI") who handle transportation and logistics services for our Pathmark stores. Upon our acquisition of Pathmark in December 2007, this obligation was accounted for as an unfavorable contract based on liabilities allocable to GHI, net of related assets, which were held by the Multiemployer Pension Plan ("the Fund") jointly sponsored by the Local 863 Union and various other employers. As of February 23, 2008, we recorded $76.6 million within "Other non-current liabilities", net of related pension assets of $20.9 million.

         As we believe the Fund is likely to have funding challenges and would present a risk of higher future contribution requirements, effective August 29, 2008, GHI, the Fund, and our Company entered into a series of agreements which collectively provided that: (i) GHI withdrew from the Fund; (ii) our Pathmark Pension Plan would be amended to become a multiple employer plan to provide for the participation in the plan by certain GHI employees; and (iii) the Fund liabilities allocable to GHI and a portion of the Fund assets would be transferred to the Pathmark Pension Plan. As a result, pension assets attributable to GHI's employees of $13.6 million were transferred from the Fund in January 2009 and combined with the existing Pathmark Pension Plan's assets. We believe that our cash-flow and earnings will benefit from gaining a better control over the future costs and by limiting our obligations to fund pension benefits solely to GHI's employees, compared to having remained in the Fund. Since the assets in the plan are available to pay pension benefits of both the Company's employees and GHI's employees servicing our Pathmark stores, the transferred assets are treated as plan assets under SFAS No. 87, "Employer's Accounting for Pensions". The related return on plan assets is recorded within "Store operating, general and administrative expense" in our Consolidated Statements of Operations. However, since GHI's employees covered by this plan are not employees of the Company, our obligation to fund their pension benefits is accounted for as a contractual obligation, outside the scope of SFAS 87. Accordingly, although our contractual obligations related to GHI's employees are excluded from the above tabular disclosures of our defined benefit pension plans, we believe that they should be evaluated in conjunction with our other pension benefit obligations to fully understand our pension related financial obligations. We calculated the fair value of our contractual obligation to GHI's employees to be $91.4 million, using a discount rate of 7.0%, which was derived from the published zero-coupon AA corporate bond yields.

         Our contractual obligation relating to pension benefits for GHI's employees is included within "Other accruals" and "Other non-current liabilities" in our Consolidated Balance Sheet as of February 28, 2009. Additions to our GHI contractual obligation for current service costs and actuarial gains and losses are recorded within "Cost of merchandise sold" in our Consolidated Statements of Operations at their current value. Accretion of the obligation to present value is recorded within "Interest expense" in our Consolidated Statements of Operations. Benefit payments relating to GHI retirees transferred to our Pathmark Pension Plan are projected to be approximately $5.9 million for fiscal 2009 and will be paid from the Pathmark Pension Plan assets.

Defined Contribution Plans
         We maintain defined contribution retirement plans to which we contribute an amount equal to 4% of eligible participants' salaries and savings plans to which eligible participants may contribute a percentage of

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


eligible salary. We contribute to the savings plans based on specified percentages of the participants' eligible contributions. Effective January 1, 2008, participants vest in our contributions after 2 years of service. For contributions made prior to January 1, 2008, participants become vested after 5 years of service. Our contributions charged to operations for all plans were approximately $12.0 million, $8.3 million and $9.0 million in fiscal years 2008, 2007 and 2006, respectively.

Multi-employer Union Pension Plans
         We participate in various multi-employer union pension plans which are administered jointly by management and union representatives. These plans sponsor most full-time and certain part-time union employees who are not covered by our other pension plans. The pension expense for these plans approximated $81.2 million (of which $4.1 million related to discontinued operations), $97.3 million (of which $62.2 million related to discontinued operations) and $32.1 million (of which $6.6 million related to discontinued operations) in fiscal 2008, 2007 and 2006, respectively. Certain multi-employer plans have reached an unfunded status below current regulatory requirements. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans, which benefits could be significant and material for our Company.

         The above fiscal 2008 and fiscal 2007 pension expense amounts for the multi-employer plans include $33.0 million (of which $4.1 million relates to discontinued operations) and $62.9 million (of which $57.0 million relates to discontinued operations), respectively, for costs related to our Company's withdrawals from multi-employer union pension plans during each respective year. We made withdrawals from certain multi-employer pension plans, as we believe that the related plans are likely to have funding challenges, and would present a risk of higher future contribution requirements. We also believe that our cash-flow and earnings will benefit from gaining a better control over the future costs and by limiting our obligations to fund pension benefits solely to our employees, compared to having remained in the multi-employer plans.

Postemployment Benefits
         We accrue costs for pre-retirement, postemployment benefits provided to former or inactive employees and recognize an obligation for these benefits. The costs of these benefits have been included in operations for fiscal 2008, fiscal 2007 and fiscal 2006. As of February 28, 2009 and February 23, 2008, we had liabilities reflected on the Consolidated Balance Sheets of $19.2 million and $38.9 million, respectively, related to such benefits.


Note 16 - Stock Based Compensation

         During fiscal 2008, fiscal 2007 and fiscal 2006, compensation expense related to our share-based incentive plans was $5.7 million, $9.0 million and $8.2 million, after tax, respectively. Share-based compensation expense for fiscal 2008, fiscal 2007 and fiscal 2006 included expenses of $1.3 million, $0.6 million, and $1.1 million, respectively, associated with stock options, expenses of $3.8 million, $6.0 million and $6.0 million, respectively, relating to restricted stock, and expenses of $0.6 million, $0.5 million and $1.1 million, respectively, relating to common stock granted to our Board of Directors at the Annual Meeting of Stockholders. In addition, during fiscal 2007, we recorded additional stock compensation expense of $1.9 million related to roll-over stock options that were exchanged for Pathmark stock options at the time of acquisition. We did not capitalize any of our stock based compensation costs during fiscal 2008, 2007 or 2006.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         At February 28, 2009, we had stock awards outstanding under two stock-based compensation plans, the 2008 Long Term Incentive and Share Award Plan ("2008 Plan"), which was approved by our shareholders on June 26, 2008, and the 2004 Non-Employee Director Compensation Plan. The 1998 Long Term Incentive and Share Award Plan expired on July 14, 2008. The 2008 Plan replaced the 1998 Plan and provides for the same types of awards and is otherwise similar to the 1998 Plan. The general terms of each plan, the method of estimating fair value for each plan and fiscal 2008, fiscal 2007 and fiscal 2006 activity is reported below.

I. 2008 Plan: This plan provides for the grant of awards in the form of options, SAR's, restricted shares, restricted share units, performance shares, performance units, dividend equivalent, or other share based awards to our Company's officers and key employees. The total number of shares available for issuance under this plan is 4,750,000, subject to anti-dilution provisions. Options and SAR's issued under this plan vest 25% on each anniversary date of issuance over a four year period.

     Performance restricted stock units issued under this plan during fiscal 2005 were earned based on our Company achieving in fiscal 2007 a profit after taxes, after adjusting for specific matters which our Company considers to be of a non-operating nature, with an outlook for continued, sustainable profitability on the same basis. On June 15, 2007, the Human Resources & Compensation Committee and the Governance Committee (together, the "Committees") decided to recognize our Company's performance to date for these units, subject to the closing of the Pathmark transaction. Upon the closing of the Pathmark transaction on December 3, 2007, the applicable performance criteria was deemed to have been met with respect to two-thirds of the units granted and one-third of the units granted were forfeited. These units vested 50% on the first day of fiscal 2008 and the remaining 50% will vest by December 1, 2009, in accordance with and subject to all other terms, conditions, limitations, restrictions and eligibility requirements. As two-thirds of the units have been earned upon the closing of the Pathmark transaction on December 3, 2007, this modification of terms did not result in the recording of any additional compensation expense during fiscal 2007.

     Performance restricted stock units issued under this plan during fiscal 2006 were earned based on our Company achieving certain operating targets in fiscal 2008 and are 100% vested in fiscal 2008 upon achievement of those targets. On June 15, 2007, the Committees decided to recognize our Company's performance to date for these units subject to the closing of the Pathmark transaction. Upon the closing of the Pathmark transaction on December 3, 2007, the applicable performance criteria was met with respect to 125% of one-third of the units granted in fiscal 2006. These units will vest on or around May of 2009, in accordance with and subject to all other terms, conditions, limitations, restrictions and eligibility requirements. As one-third of the units have been earned upon the closing of the Pathmark transaction on December 3, 2007, this modification of terms resulted in the recording of additional compensation expense of $0.4 million and $0.3 million for fiscal 2008 and fiscal 2007, respectively, for an additional 24,777 shares granted.

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

     Also, on June 15, 2007, the Committees approved a non-executive Integration Program. The non-executive Integration Program is subject to: a) the closing of the Pathmark transaction; b) the achievement of certain Pathmark transaction closing performance criteria or certain Pathmark transaction synergy targets; c) the achievement of certain Company stock price targets over a performance period comprised of the 24 month period following the closing of the Pathmark transaction; and d) other terms, conditions, limitations, restrictions and eligibility requirements. Depending on actual performance as compared with the foregoing targets, each non-executive officer can earn up to a maximum of 125% of the performance restricted share units awarded them under the Integration Plan.

     The executive and non-executive Integration Programs awarded to each executive officer were considered granted on June 15, 2007 and each non-executive officer were considered granted on August 7, 2007 and December 20, 2007. With the closing of the Pathmark transaction on December 3, 2007, compensation expense is recorded over the vesting period, as these units are earned upon achievement of the other terms as described above. During fiscal 2008 and fiscal 2007, additional compensation expenses of $4.3 million and $1.0 million, respectively, were recorded under these plans.

     Performance restricted stock units issued under this plan during fiscal 2008, are earned based on our Company achieving certain operating targets in fiscal 2010 and are 100% vested in fiscal 2010 upon achievement of those targets.

     The stock option awards under the 2008 Plan are granted based on the fair market value of the Company's common stock on the date of grant. Compensation expense of all awards is calculated at fair value. Fair values for each grant are estimated using a Black-Scholes valuation model, which utilizes assumptions detailed in the below table for expected life based upon historical option exercise patterns, historical volatility for a period equal to the stock option's expected life, and risk-free rate based on the U.S. Treasury constant maturities in effect at the time of grant. Our stock options have a contractual term of 10 years. The following assumptions were in place during fiscal 2008, fiscal 2007 and fiscal 2006:

                                                     Fiscal 2008      Fiscal 2007       Fiscal 2006
                                                     -----------      -----------       --------------
                  Expected life                         7 years           7 years            7 years
                  Volatility                              52%            54% - 55%            56%
                  Risk-free interest rate range         2.96%          4.46% - 4.57%          4.96%

     Performance restricted stock units granted under the 2008 Plan were granted at the fair market value of the Company's common stock at the date of grant, adjusted by an estimated forfeiture rate. Certain performance restricted stock units that include a market condition are granted at the award's fair market value determined on the date of grant.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

     Stock options
     -------------
     The following is a summary of the stock option activity during fiscal 2008, fiscal 2007 and fiscal 2006:

                                                                                               Weighted
                                                                              Weighted          Average
                                                                               Average         Remaining         Aggregate
                                                                              Exercise        Contractual        Intrinsic
                                                             Shares             Price        Term (years)          Value
                                                          -------------    -------------     ------------     -------------
         Outstanding at February 25, 2006                     1,534,385    $    19.24
             Adjustment for dividend*                           371,995          -
             Granted                                             86,430         27.71
             Canceled or expired                               (253,726)        21.44
             Exercised                                         (414,104)        14.35
                                                          -------------    ----------
         Outstanding at February 24, 2007                     1,324,980    $    15.50
             Granted                                             84,961         32.28
             Roll-over options                                1,107,156         31.74
             Canceled or expired                               (104,481)        35.50
             Exercised                                         (585,087)        18.06
                                                          --------------   ----------
         Outstanding at February 23, 2008                     1,827,529    $    24.21
             Granted                                            128,434         27.08
             Canceled or expired                               (296,138)        29.14
             Exercised                                         (107,891)        20.46
                                                          --------------   ----------
         Outstanding at February 28, 2009                     1,551,934    $    23.77               3.3       $         -
                                                          =============    ==========        ==========       ===========

         Exercisable at:
             February 28, 2009                                1,325,121    $    22.94               2.5       $         -
                                                                                             ==========       ===========
         Nonvested at:
             February 28, 2009                                  226,813    $    28.64               8.4       $         -
                                                                                             ==========       ===========


     The total intrinsic value of options exercised during fiscal 2008, fiscal 2007 and fiscal 2006 was $0.5 million, $7.9 million and $5.9 million, respectively.

     As of February 28, 2009, approximately $2.1 million of total unrecognized compensation expense related to unvested stock option awards will be recognized over a weighted average period of 2.2 years.

     The weighted average grant date fair value of stock options granted during fiscal 2008, fiscal 2007 and fiscal 2006 was $1.9 million or $14.64 per share, $1.7 million or $19.47 per share and $1.5 million or $17.25 per share, respectively.

     The amount of cash received from the exercise of stock options in fiscal 2008 was approximately $2.2 million.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


     Performance Restricted Stock Units
     ----------------------------------

     The following is a summary of the performance restricted stock units activity during fiscal 2008, fiscal 2007 and fiscal 2006:

                                                                 Weighted
                                                                 Average
                                                                Grant Date
                                                Shares          Fair Value
                                              ----------         ---------
        Nonvested at February 25, 2006         1,285,000         $   14.42
            Adjustment for dividend(1)           339,369             --
            Granted                              393,162             27.59
            Canceled or expired                 (250,080)            13.38
                                              ----------         ---------
        Nonvested at February 24, 2007         1,767,451             14.73
            Granted                              782,723             32.44
            Canceled or expired                 (639,747)            12.80
            Vested                                (5,000)            34.83
                                              ----------         ---------
        Nonvested at February 23, 2008         1,905,427         $   22.60
            Granted                              471,731             26.60
            Canceled or expired                 (121,021)            20.63
            Vested                              (440,600)            12.72
                                              ----------         ---------
        Nonvested at February 28, 2009         1,815,537         $   26.17
                                              ==========         =========

       (1) As discussed in Note 17- Capital Stock, our Company adjusted the number and/or price of all unexercised stock options and nonvested performance restricted stock units as of April 12, 2006, to ensure that an individual's right to purchase stock at an aggregate value remained the same both, before and after the special one-time dividend payment. These adjustments were required pursuant to the Plan's anti-dilution provision and had no impact on stock compensation expense for fiscal 2006.

     During fiscal 2008, fiscal 2007 and fiscal 2006, our Company granted 471,731, 782,723 and 393,162 of performance restricted stock units to selected employees, respectively, for a total grant date fair value of $12.5 million, $25.4 million and $10.8 million, respectively. The total fair value of shares vested during fiscal 2008 and fiscal 2007 was $12.1 million and $0.2 million, respectively. No shares vested during fiscal 2006.

     As discussed above, upon the closing of the Pathmark transaction on December 3, 2007, the applicable performance criteria with respect to two-thirds of the units granted in fiscal 2005 was deemed to have been met. One-third of these performance restricted units granted in fiscal 2005, vested on February 24, 2008 (the first day of our fiscal year) and one-third will vest by December 1, 2009, in accordance with and subject to all other terms, conditions, limitations, restrictions and eligibility requirements. The remaining one-third of our performance restricted units granted in fiscal 2005 were forfeited during fiscal 2007. Performance restricted stock units granted during fiscal 2006, fiscal 2007 and fiscal 2008 are earned based on our Company achieving certain operating targets in fiscal 2008, fiscal 2009 and fiscal 2010, respectively, and are 100% vested upon achievement of such targets. During fiscal 2008, based on changes in our current year forecast and three year strategic plan, our Company determined that the targets as described under the terms of each plan are not probable of being met. Once this determination is made, compensation expense is no longer recognized and any recognized compensation expense is reversed. As a result, during fiscal 2008, we recorded a reversal of previously recorded compensation expense related to restricted stock of $5.2 million within "Store operating, general and administrative expense" in our Consolidated Statements of Operations. Of this amount, approximately $4.0 million of this reversal should have been recorded in fiscal 2007 as our performance targets were no longer probable due to dispositions in advance of our acquisition of Pathmark. Had our Company

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


     recorded this reversal in the prior year, the current year's reversal for not meeting performance targets would have been approximately $3.0 million. No units vested under our 2008, 2007, and 2006 grants during fiscal 2008.

     During fiscal 2008, 46,949 performance restricted stock units under our non-executive Integration Program were considered granted as one of the performance targets as described in the plan was exceeded based on actual performance. These performance restricted stock units will vest subject to the achievement of certain Company stock price targets over a performance period comprised of the 24-month-period following the closing of the Pathmark transaction on December 3, 2007 and other terms, conditions, limitations, restrictions and eligibility requirements as described in the Integration Program.

     Approximately $6.7 million of unrecognized fair value compensation expense relating to our performance restricted stock units granted in fiscal 2005 and fiscal 2006, as well as performance restricted stock units granted under our executive and non-executive Integration Program in fiscal 2007, are expected to be recognized through fiscal 2011 based on estimates of attaining vesting criteria.

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


Note 17 - Capital Stock

Share Lending Agreements
------------------------
         We entered into share lending agreements, dated December 12, 2007, with certain financial institutions, under which we agreed to loan up to 11,278,988 shares of our common stock (subject to certain adjustments set forth in the share lending agreements). These borrowed shares must be returned to us no later than December 15, 2012 or sooner if certain conditions are met. If an event of default should occur under the stock lending agreement and a legal obstacle exists that prevents the Borrower from returning the shares, the Borrower shall, upon written request of our Company, pay our Company, using available funds, in lieu of the delivery of loaned shares, to settle its obligation. On June 26, 2008, our shareholders approved to loan up to an additional 1,577,569 shares of our Company's common stock pursuant to the share lending agreement.

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

         Any shares we loan are considered issued and outstanding. Investors that purchase borrowed shares are entitled to the same voting and dividend rights as any other holders of our common stock; however, the

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued



financial institutions will not have such rights pursuant to the share lending agreements. The obligation of the financial institutions to return the borrowed shares has been accounted for as a prepaid forward contract and, accordingly, shares underlying this contract, except as described below, are removed from the computation of basic and dilutive earnings per share. On a net basis, this transaction will have no impact on earnings per share, with the exception of the below.

         On September 15, 2008, Lehman and certain of its subsidiaries, including, Lehman Europe filed a petition under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court and/or commenced equivalent proceedings in jurisdictions outside of the United States (collectively, the "Lehman Bankruptcy"). Lehman Europe is party to a 3,206,058 share lending agreement with our Company. Due to the circumstances of the Lehman Bankruptcy, we have recorded these loaned shares as issued and outstanding effective September 15, 2008, for purposes of computing and reporting our Company's basic and diluted weighted average shares and earnings per share.

Call Options
------------
         Concurrent with the issuance of the senior convertible notes, as discussed in Note 10 - Indebtedness and Other Financial Liabilities, our Company entered into call options with financial institutions that are affiliates of the underwriters together with the financing warrants discussed in Note 10 - Indebtedness and Other Financial Liabilities reduce the potential dilution upon future conversion of the notes and effectively increase the conversion price of the notes. The call options allow the Company to purchase common shares at $36.40 with respect to the 5.125% Notes and $37.80 with respect to the 6.75% Notes. These instruments are accounted for as free standing derivatives and are recorded as equity of $73.5 million in the Consolidated Balance Sheet.

         We understand that on or about October 3, 2008, LBOTC who accounts for 50% of the call option and financing warrant transactions filed for bankruptcy protection, which is an event of default under such transactions. We are carefully monitoring the developments affecting LBOTC, noting the impact of the LBOTC bankruptcy effectively reduced conversion prices for 50% of our Notes to their stated prices of $36.40 for the 2011 notes and $37.80 for the 2012 notes.

         In the event we terminate these transactions, or they are canceled in bankruptcy, or LBOTC otherwise fails to perform its obligations under such transactions, we would have the right to monetary damages in the form of an unsecured claim against LBOTC in an amount equal to the present value of our cost to replace the transactions with another party for the same period and on the same terms.

2000 Warrants
-------------
         As part of the acquisition of Pathmark, we assumed 5,294,118 of outstanding Pathmark 2000 warrants. Upon exercise at the price of $22.31, each warrant will entitle the holder to receive 0.12963 shares of A&P common stock and $9.00 in cash. In determining the purchase price, the 2000 warrants are valued using a Black-Scholes valuation model using the price of A&P common stock of $32.08 per common share, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced. A&P's stock price would need to exceed $102.70 before the Pathmark 2000 warrants would be considered "in-the-money". As part of the acquisition of Pathmark on December 3, 2007, we issued 4,657,378 and 6,965,858 roll-over stock warrants in exchange for Pathmark's 2005 Series A and Series B warrants, respectively. On May 7, 2008, the 4,657,378 Series A warrants, scheduled to expire on June 9, 2008, were exercised by Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


I, L.P. and Yucaipa American Alliance (Parallel) Fund I, L.P. Our Company opted to settle the Series A warrants in cash totaling $45.7 million, rather than issuing additional common shares.

Other
-----
         Our articles of incorporation permit our board of directors to issue preferred shares without first obtaining stockholder approval. If we issued preferred shares, these additional securities may have dividend or liquidation preferences senior to our common stock. If we issue convertible preferred shares, a subsequent conversion may dilute the current common stockholders' interest. Issuance of such preferred stock could adversely affect the price of our common stock.

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


Note 18 - Segments

         We report segments based on our internal organization and reporting of revenue and segment income. The segments are designed to allocate resources internally and provide a framework to determine management responsibility. Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our President and Chief Executive Officer.

         During the second quarter of fiscal 2008, our chief operating decision maker changed the manner by which our results are evaluated; therefore, our reportable segments have been revised to be consistent with the way we currently manage our business. Accordingly, we have revised our segment reporting to report in five reportable segments: Fresh, Price Impact, Gourmet, Other and our investment in Metro, Inc. The Other segment includes our Food Basics and Liquor businesses. Our investment in Metro, Inc. represents our former economic interest in Metro, Inc. and is required to be reported as a segment, as our investment was greater than 10% of our Company's combined assets of all segments and the investment generated operating income during fiscal 2007. The criteria necessary to classify the Midwest and Greater New Orleans areas as discontinued were satisfied in fiscal 2007 and these operations have been presented as such in our Consolidated Statements of Operations for all periods presented. Refer to
Note 7 - Discontinued Operations for further discussion. Prior year information has been restated to conform to current year presentation.

         The accounting policies for these segments are the same as those described in the summary of significant accounting policies in Note 1. We measure segment performance based upon segment income (loss). Reconciling amounts between segment income (loss) and (loss) from operations include corporate-level activity not specifically attributed to a segment, which includes 1) the merchandising department

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


(including the design and production of private label merchandise sold in our retail stores), 2) real estate management and 3) information technology, finance and other corporate administrative personnel, as well as, other reconciling items primarily attributed to nonrecurring activities.

         Assets and capital expenditures are not allocated to segments for internal reporting presentations.

         Certain segment reclassifications have been made to segment information disclosed previously to conform to how our chief operating decision maker currently manages our business.

         The following is segment information for the years ended February 28, 2009, February 23, 2008, and February 24, 2007:

OPERATING DATA                                                Fiscal 2008         Fiscal 2007         Fiscal 2006
--------------                                             -----------------  ------------------  ------------------
Sales by category
     Grocery (1)                                            $     6,663,157     $     4,364,970    $      3,623,792
     Meat (2)                                                     1,792,311           1,253,847           1,037,651
     Produce (3)                                                  1,060,718             776,521             690,088
     Other (4)                                                           --               5,792              17,672
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     9,516,186     $     6,401,130    $      5,369,203
                                                            ===============     ===============    ================

(1) The grocery category includes grocery, frozen foods, dairy, general merchandise/health and beauty aids, liquor and pharmacy.
(2)      The meat category includes meat, deli, bakery and seafood.
(3)      The produce category includes produce and floral.
(4) Other includes sales from an information technology services agreement with Metro, Inc. Refer to Note 20 - Related Party Transactions for further discussion.

                                                                                                 Fiscal
                                                                           --------------------------------------------------
                                                                                 2008             2007              2006
                                                                           ---------------   ---------------  ---------------
Sales
   Fresh                                                                   $   4,818,250     $   4,840,057    $     4,745,050
   Price Impact**                                                              4,161,234         1,065,894            145,412
   Gourmet                                                                       281,767           257,551            248,880
   Other                                                                         254,935           231,836            212,189
   Investment in Metro, Inc.                                                          --             5,792             17,672
                                                                           -------------     -------------    ---------------
Total sales                                                                $   9,516,186     $   6,401,130    $     5,369,203
                                                                           =============     =============    ===============

Segment income (loss)
   Fresh                                                                   $     147,109     $      77,441    $        84,345
   Price Impact**                                                                 20,520            20,819               (404)
   Gourmet                                                                        24,866            16,613             15,141
   Other                                                                           2,184            (2,931)            (9,400)
                                                                           -------------     -------------    ---------------
Total segment income                                                             194,679           111,942             89,682
   Corporate                                                                    (129,683)         (130,663)          (135,716)
   Reconciling items*                                                           (111,782)          (20,519)            18,864
                                                                           -------------     -------------    ---------------
Loss from operations                                                             (46,786)          (39,240)           (27,170)
   (Loss) on sale of Canadian operations                                              --              (436)            (1,299)
   Gain on sale of Metro, Inc.                                                        --           184,451                 --
   Nonoperating income                                                           116,864            37,394                 --
   Interest expense                                                             (154,137)         (111,816)           (65,884)
   Interest and dividend income                                                      591            14,350              9,020
   Equity earnings in Metro                                                           --             7,869             40,003
                                                                           -------------     -------------    ---------------
(Loss) income from continuing operations before income taxes               $     (83,468)    $      92,572    $      (45,330)
                                                                           ===============   ==============   ===============

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


                                                                                                 Fiscal
                                                                           --------------------------------------------------
                                                                                 2008             2007              2006
                                                                           ---------------   ---------------  ---------------
Segment depreciation and amortization - continuing operations
   Fresh                                                                   $      91,664     $      99,566    $        93,176
   Price Impact**                                                                 98,724            18,424              2,877
   Gourmet                                                                        10,119             9,876              8,490
   Other                                                                           3,722             4,378              3,387
                                                                           -------------     -------------    ---------------
Total segment depreciation and amortization - continuing operations              204,229           132,244            107,930
   Corporate                                                                      56,762            45,908             40,832
                                                                           -------------     -------------    ---------------
Total depreciation and amortization - continuing operations                      260,991           178,152            148,762
   Discontinued operations                                                            --             8,637             28,992
                                                                           -------------     -------------    ---------------
Total company depreciation and amortization                                $     260,991     $     186,789    $       177,754
                                                                           =============     =============    ===============

* Reconciling items for fiscal 2008, which are not included in segment income represent: (i) real-estate related activity of $40.2 million, (ii) Pathmark integration costs of $34.0 million, (iii) pension withdrawal costs of $28.9 million, (iv) LIFO reserve adjustment of $7.8 million and (v) other nonrecurring adjustments of $0.9 million. Reconciling items for fiscal 2007 include: (i) Pathmark integration costs of $27.7 million, (ii) pension withdrawal costs of $5.9 million, (iii) net restructuring costs of $4.4 million and (iv) LIFO reserve adjustment of $2.3 million, partially offset by (v) a benefit related to real estate related activity of $14.1 million and (vi) a benefit of $5.8 million relating to our IT services agreement with Metro, Inc. Reconciling items for fiscal 2006 include (i) a benefit of $17.7 million related to our IT services agreement with Metro, Inc. and
     (ii) a benefit of $11.2 million for real estate related activity, partially offset by (iii) $10.0 million of restructuring costs.
** Includes results from A&P stores that have been subsequently converted to Pathmark stores.


Note 19 - Hurricane Katrina and Impact on Business

         We maintain property insurance coverage, which provides for reimbursement from losses resulting from property damage, loss of product, as well as business interruption coverage. During fiscal 2007 and fiscal 2006, we recorded gains of $2.3 million and $9.2 million, respectively, representing an insurance settlement for a portion of our losses caused by Hurricane Katrina, which has been included in our Statement of Consolidated Operations, under the caption "(Loss) income from operations of discontinued businesses, net of tax".


Note 20 - Related Party Transactions

         On September 2, 2008, our Company issued a three year, unsecured promissory note in the amount of $10 million to Erivan Karl Haub. Erivan Haub is the father of Christian W. E. Haub, our Executive Chairman, and is a limited partner of Tengelmann which owns an interest in our Company's stock. The principal is due in a lump sum payment on August 18, 2011 and will bear interest at a rate of 6% per year, payable in twelve equal quarterly payments of $0.15 million over the term of the note. During fiscal 2008, we paid $0.15 million of interest and recorded $0.3 million of interest expense relating to this promissory note.

         On January 4, 2008 the Company entered into an extension of a real estate lease for a residence for the benefit of Andreas Guldin, the Company's Executive Managing Director and a member of the Board of Directors. The term of the lease, as extended, will run through May 31, 2010, and the aggregate amount of rent payable from January 4, 2008 through the extended term is $0.2 million. The payment of Mr. Guldin's living expenses is a Company obligation under the Company's employment agreement with Mr. Guldin. All rent payments under the lease, as extended, represent income that is taxable to Mr. Guldin; however, Mr.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Guldin's annual income is "grossed up" by the Company in an amount that is necessary to cover this tax obligation.

         Concurrently with the execution of the Pathmark Merger Agreement, on March 4, 2007, Tengelmann and the Company entered into the Stockholder Agreement (the "Tengelmann Stockholder Agreement"). Under the terms of the Tengelmann Stockholder Agreement, the Company has agreed to provide Tengelmann with board designation and governance rights regarding certain transactions as long as it holds a specified percentage of the outstanding Company common stock; most of these rights have also been made via an amendment of the Company's by-laws that became effective as of the transaction closing. The Tengelmann Stockholder Agreement also provides Tengelmann with certain demand and piggyback registration rights and certain preemptive rights.

         Concurrently with the execution of the Pathmark Merger Agreement, on March 4, 2007, the Company and Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, funds affiliated with The Yucaipa Companies LLC (collectively, "Yucaipa"), entered into a stockholder agreement (the "Yucaipa Stockholder Agreement"), and a warrant Agreement (the "Yucaipa Warrant Agreement"). Yucaipa has representation on our Board of Directors. Under the terms of the Yucaipa Warrant Agreement, the Company issued to Yucaipa warrants to purchase the Company's common stock in exchange for the cancellation of warrants to purchase Pathmark common stock. Options and other rights to acquire Pathmark equity have been converted into the right to receive cash, Company common stock or Company stock options as set forth in the Merger Agreement. Under the terms of the Yucaipa Stockholder Agreement, Yucaipa has agreed to certain restrictions on its ownership, acquisition and disposition of Company common stock and warrants to purchase Company common stock that it will own and may acquire after the merger. In addition, Yucaipa, its affiliates and general partners have agreed not to take certain actions relating to the governance of the Company. The Yucaipa Stockholder Agreement also provides Yucaipa with certain demand and piggyback registration rights.

         At the close of business on August 13, 2005, our Company completed the sale of our Canadian business to Metro, Inc., a supermarket and pharmacy operator in the Provinces of Quebec and Ontario, Canada, for $1.5 billion in cash, stock and certain debt that was assumed by Metro, Inc. We used the equity method of accounting to account for our investment in Metro, Inc. until March 13, 2007 because we had significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and information technology services agreement.

         Simultaneously with the sale, we entered into an Information Technology Transition Services Agreement with Metro, Inc., where our Company will provide certain information technology and other services, to Metro, Inc. for a period of 2 years from the date of sale with the potential to extend the agreement for two additional six month renewal periods. This agreement provided for Metro, Inc. to pay our Company a fee of C$20 million (U.S. $19.1 million) per year. Accordingly, we have recorded nil, $5.8 million, and $17.7 million in "Sales" in our Consolidated Statements of Operations for fiscal 2008, fiscal 2007 and fiscal 2006, respectively. Although the Agreement expired during fiscal 2007 and our Company no longer provides any services nor records any revenue in connection therewith, we continue to provide certain support to Metro in connection with its audit relating to prior years' services.

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

         During fiscal 2003, we entered into a three year agreement with OBI International Development and Service GMBH ("OBI International"), a subsidiary of Tengelmann, to purchase seasonal merchandise to be sold in our stores. Our purchases from OBI International totaled nil, nil and $0.7 million in fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

         We owned a jet aircraft, which Tengelmann leased under a full cost reimbursement lease. Prior to its sale in February 2009, Tengelmann was obligated to and has reimbursed us $1.4 million, $4.6 million and $4.1 million during fiscal 2008, 2007 and 2006, respectively, for their use of the aircraft.


Note 21 - Commitments and Contingencies

Supply Agreement
----------------
         On March 7, 2008, we entered into a definitive agreement with C&S Wholesale Grocers, Inc. ("C&S") whereby C&S will provide warehousing, logistics, procurement and purchasing services (the "Services") in support of the Company's entire supply chain. This agreement replaces and supersedes three (3) separate wholesale supply agreements under which the parties have been operating. The term of the agreement is ten and one-half (10-1/2) years, which includes a six-month "ramp-up" period during which the parties will transition to the new contractual terms and conditions. The agreement provides that the actual costs of performing the services shall be reimbursed to C&S on an "open-book" or "cost-plus" basis, whereby the parties will negotiate annual budgets that will be reconciled against actual costs on a periodic basis. The parties will also annually negotiate services specifications and performance standards that will govern warehouse operations. The agreement defines the parties' respective responsibilities for the procurement and purchase of merchandise intended for use or resale at the Company's stores, as well as the parties' respective remuneration for warehousing and procurement/purchasing activities. In consideration for the services it provides under the agreement, C&S will be paid an annual fee and will have incentive income opportunities based upon A&P's cost savings and increases in retail sales volume. The contract provides that we will purchase virtually all of our warehoused inventory from C&S. Although there are a limited number of distributors that can supply our stores, we believe that other suppliers could provide similar product on comparable terms. However, a change in suppliers could cause a delay in distribution and a possible loss of sales which would affect our results adversely.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

Lease Assignment
----------------
         On August 14, 2007, Pathmark entered into a leasehold assignment contract for the sale of its leasehold interests in one of its stores to CPS Operating Company LLC, a Delaware limited liability company ("CPS"). Pursuant to the terms of the agreement, Pathmark was to receive $87 million for assigning and transferring to CPS all of Pathmark's interest in the lease and CPS was to have assumed all of the duties and obligations of Pathmark under the lease. CPS deposited $6 million in escrow as a deposit against the purchase price for the lease, which is non-refundable to CPS, except as otherwise expressly provided in the agreement. The assignment of the lease was scheduled to close on December 28, 2007. On December 27, 2007, CPS issued a notice terminating the agreement for reason of a purported breach of the agreement, which, if proven, would require the return of the escrow. We are disputing the validity of CPS's notice of termination as we believe CPS's position is without merit. Because we are challenging the validity of CPS's December 27, 2007 notice of termination, we issued our own notice to CPS on December 31, 2007, asserting CPS's breach of the agreement as a result of their failure to close on December 28, 2007. CPS's breach, if proven, would entitle us to keep the escrow. Both parties have taken legal action to obtain the $6 million deposit held in escrow.

Antitrust Class Action Litigation
---------------------------------
         In connection with a settlement reached in the VISA/MasterCard antitrust class action litigation, our Company is entitled to a portion of the settlement fund that will be distributed to class members. Pursuant to our review of our historical records as well as estimates provided by the Claims Administrator, we recorded a pre-tax recovery of $2.2 million as a credit to "Store operating, general and administrative expense" in our Statements of Consolidated Operations during fiscal 2008. During fiscal 2009, we will continue to work with the Claims Administrator to ensure that any additional monies owed to our Company in connection with this litigation are received. This process may result in additional recoveries being recorded in future periods.

LaMarca et al v. The Great Atlantic & Pacific Tea Company, Inc ("Defendants")
-----------------------------------------------------------------------------
         On June 24, 2004, a class action complaint was filed in the Supreme Court of the State of New York against The Great Atlantic & Pacific Tea Company, Inc., d/b/a A&P, The Food Emporium, and Waldbaum's alleging violations of the overtime provisions of the New York Labor Law. Three named plaintiffs, Benedetto Lamarca, Dolores Guiddy, and Stephen Tedesco, alleged on behalf of a class that our Company failed to pay overtime wages to full-time hourly employees who were either required or permitted to work more than 40 hours per week.

         In April 2006, the plaintiffs filed a motion for class certification. In July 2007, the Court granted the plaintiffs' motion and certified the class as follows: All full-time hourly employees of Defendants who were employed in Defendants' supermarket stores located in the State of New York, for any of the period from June 24, 1998 through the date of the commencement of the action, whom Defendants required or permitted to perform work in excess of 40 hours per week without being paid overtime wages. In December 2008, the Court approved the Form of Notice, which included an "opt-out" provision and in January 2009, the Plaintiffs mailed the Notice to the potential class members. The opt-out deadline was in March 2009 and our Company is presently challenging the proposed class composition. The parties have commenced discovery. The Company intends to move to decertify the class once certain discovery has been completed.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


         As the order granting class certification is currently being appealed, and as discovery on the prospective plaintiffs comprising the class has yet to be conducted, neither the number of class participants nor the sufficiency of their respective claims can be determined at this time.

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

         We are the guarantor of a loan of $1.1 million related to a shopping center, which will expire in 2013.

         In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases") for which we generally remained secondarily liable. As such, if any of the assignees were to become unable to make payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 28, 2009, 217 of Assigned Leases remain in place. Assuming that each respective assignee became unable to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately $686.1 million, which could be partially or totally offset by reassigning or subletting these leases.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


Note 22 - Summary of Quarterly Results (Unaudited)

         The following table summarizes our results of operations by quarter for fiscal 2008 and fiscal 2007. The first quarter of each fiscal year contains sixteen weeks, while the second and third quarters each contain twelve weeks. The fourth quarter of fiscal 2008 contained thirteen weeks, while the fourth quarter of fiscal 2007 contained twelve weeks.


                                         First            Second            Third            Fourth             Total
                                      Quarter(a)          Quarter        Quarter(b)          Quarter            Year
                                    ---------------  ----------------  ---------------  ----------------  ---------------
2008 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------
Sales                                    $2,922,665        $2,182,636       $2,120,954        $2,289,931       $9,516,186
Gross margin                                883,586           651,543          660,385           707,522        2,903,036
Depreciation and amortization               (80,027)          (60,797)         (60,538)          (59,629)        (260,991)
Income (loss) from operations                 2,091           (11,523)          11,909           (49,263)         (46,786)
Nonoperating income(c)                       48,597            42,895           22,777             2,595          116,864
Interest expense                            (45,949)          (33,945)         (36,727)          (37,516)        (154,137)
Income (loss) from
    continuing operations                     3,765            (3,554)          (2,993)          (83,369)         (86,151)
Loss from discontinued
    operations                               (1,524)          (13,812)         (10,635)          (27,759)         (53,730)
Net income (loss)                             2,241           (17,366)         (13,628)         (111,128)        (139,881)
Per share data(d)
    Income (loss) from continuing
       operations - basic                      0.08             (0.07)           (0.06)            (1.58)           (1.69)
    (Loss) from discontinued operations -
       basic                                  (0.03)            (0.28)           (0.20)            (0.53)           (1.05)
    Net income (loss) - basic                  0.05             (0.35)           (0.26)            (2.11)           (2.74)

    (Loss) from continuing operations -
       diluted                                (0.48)            (1.50)           (1.35)            (3.33)           (4.28)
    (Loss) from discontinued operations -
       diluted                                (0.03)            (0.25)           (0.26)            (0.82)           (1.13)
    Net (loss) income - diluted               (0.51)            (1.75)           (1.61)            (4.15)           (5.41)

Market price: (e)
    High                                     $28.18            $24.34           $14.00             $8.49
    Low                                      $22.41            $12.84            $3.41             $4.02
Number of stores at end of period               446               445              444               436

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

                                         First            Second            Third            Fourth             Total
                                      Quarter(g)          Quarter          Quarter        Quarter(f)(g)         Year
                                    ---------------  ----------------  ---------------  ----------------  ---------------
2007 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------
Sales                                    $1,679,169        $1,274,338       $1,251,123        $2,196,500       $6,401,130
Gross margin                                522,982           398,637          381,675           666,537        1,969,831
Depreciation and amortization               (47,712)          (33,611)         (32,654)          (64,175)        (178,152)
(Loss) income from operations                (6,374)            7,390          (21,133)          (19,123)         (39,240)
Gain on sale of Metro, Inc.                  78,388                --          106,063                --          184,451
Nonoperating income                              --                --               --            37,394           37,394
Interest expense                            (19,713)          (14,594)         (14,499)          (63,010)        (111,816)
Equity in earnings of Metro, Inc.             7,869                 -               --                --            7,869
Income (loss) from
    continuing operations                    61,406            (2,939)          73,082           (44,569)          86,980
Loss from discontinued
    operations                             (126,548)          (88,383)         (15,775)          (16,954)        (247,660)
Net (loss) income                           (65,142)          (91,322)          57,307           (61,523)        (160,680)
Per share data(d)
    Income (loss) from continuing
       operations - basic                      1.47             (0.07)            1.74             (0.90)            2.00
    (Loss) from discontinued operations
           - basic                            (3.03)            (2.11)           (0.38)            (0.34)           (5.69)
    Net (loss) income - basic                 (1.56)            (2.18)            1.36             (1.24)           (3.69)

    Income (loss) from continuing
       operations - diluted                    1.45             (0.07)            1.73             (1.40)            1.37
    (Loss) from discontinued
       operations - diluted                   (2.99)            (2.11)           (0.38)            (0.33)           (5.59)
    Net (loss) income - diluted               (1.54)            (2.18)            1.35             (1.73)           (4.22)

Market price: (e)
    High                                     $34.97            $35.77           $32.60            $31.40
    Low                                      $30.17            $29.15           $28.60            $27.80
Number of stores at end of period               403               337              322               447

--------------------------------------------------------------------------------
(a) During first quarter of fiscal 2008, we recorded a $2.3 million reduction in our operating expense associated with the unfavorable Pathmark transportation agreement, which related to fiscal 2007.
(b) During the third quarter of fiscal 2008, we recorded a reversal of previously recorded compensation expense related to restricted stock of $5.2 million, $4.0 million of which relates to fiscal 2007, as our performance targets were no longer probable due to dispositions in advance of our acquisition of Pathmark.
(c) Our nonoperating income reflects the mark-to-market adjustments related to the conversion features, financing warrants, and Series A and B warrants, which fluctuate based on our stock price.
(d) The sum of quarterly basic and diluted (loss) income per share differs from full year amounts because the number of weighted average common shares outstanding has changed each quarter.
(e) Our Company stock is listed on the New York Stock Exchange; refer to the Five Year summary of Selected Financial Data for the number of registered stockholders at the end of the fiscal year.
(f) On December 3, 2007, our Company completed the acquisition of Pathmark Stores, Inc.
(g) During the first quarter of fiscal 2007, our Company withdrew from the multi-employer union pension plan for Local 174. Included in the fourth quarter of fiscal 2007 is an adjustment for $5.9 million relating to our Company's portion of the mass withdrawal from the plan. The impact of this adjustment was not significant to the individual quarters in fiscal 2007.

Management's Annual Report on Internal Control over Financial Reporting

         Management of our Company, including the President and Chief Executive Officer and the Senior Vice President, Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 15(f) of the Securities Exchange Act of 1934, as amended. Our Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our Company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and directors of our Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the financial statements.

         Our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on the evaluation, management has concluded our Company's internal control over financial reporting was effective as of February 28, 2009.

         The effectiveness of the Company's internal control over financial reporting as of February 28, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.


/s/ Eric Claus                                       /s/ Brenda M. Galgano

Eric Claus                                           Brenda M. Galgano
President and                                        Senior Vice President,
Chief Executive Officer                              Chief Financial Officer

             Report of Independent Registered Public Accounting Firm


To the Stockholders and the Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiaries at February 28, 2009 and February 23, 2008, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

         As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

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


/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
May 12, 2009

Five Year Summary of Selected Financial Data


                                     Fiscal 2008(e) Fiscal 2007(a)(b)(c)(e) Fiscal 2006(e)  Fiscal 2005(d)(e)   Fiscal 2004
                                      (53 Weeks)        (52 Weeks)          (52 Weeks)        (52 Weeks)        (52 Weeks)
                                      ----------        ----------          ----------        ----------        ----------
                                                      (Dollars in thousands, except per share amounts)
Operating Results
Sales                                   $9,516,186        $6,401,130        $5,369,203        $7,090,018        $8,923,508
(Loss) income from operations              (46,786)          (39,240)          (27,170)         (170,860)           23,300
Depreciation and amortization             (260,991)         (178,152)         (148,762)         (174,040)         (220,504)
(Loss) gain on sale of Canadian
     Operations                                 --              (436)           (1,299)          912,129                --
Gain on sale of Metro, Inc.                     --           184,451                --                --                --
Interest expense (f)                      (154,137)         (111,816)          (65,884)          (84,404)         (107,397)
(Loss) income from continuing
     operations                            (86,151)           86,980            12,751           518,059           (81,686)
(Loss) income from discontinued
     operations                            (53,730)         (247,660)           14,142          (125,429)         (106,412)
Net (loss) income                         (139,881)         (160,680)           26,893           392,630          (188,098)

Per Share Data
(Loss) income from continuing
     operations - basic                      (1.69)             2.00              0.31             12.85             (2.12)
(Loss) income from discontinued
     operations - basic                      (1.05)            (5.69)             0.34             (3.11)            (2.76)
Net (loss) income - basic                    (2.74)            (3.69)             0.65              9.74             (4.88)

(Loss) income from continuing
     operations - diluted                    (4.28)             1.37              0.30             12.72             (2.12)
(Loss) income from discontinued
     operations - diluted                    (1.13)            (5.59)             0.34             (3.08)            (2.76)
Net (loss) income - diluted                  (5.41)            (4.22)             0.64              9.64             (4.88)
Cash dividends (h)                               --               --              7.25                --                --
Book value per share (h)                      4.64              7.32             10.36             16.32              6.03
--------------------------------------------------------------------------------------------------------------------------


                                      Fiscal 2008    Fiscal 2007(a)(b)(c)     Fiscal 2006    Fiscal 2005(d)      Fiscal 2004
                                       (53 Weeks)        (52 Weeks)            (52 Weeks)      (52 Weeks)        (52 Weeks)
                                       ----------        ----------            ----------      ----------        ----------
                                                      (Dollars in thousands, except per share amounts)
Financial Position
Current assets                            $917,247          $884,426            $748,908        $1,210,014       $1,164,681
Current liabilities                        746,535           771,815             558,391           610,273        1,078,202
Working capital (h)                        170,712           112,611             190,517           599,741           86,479
Current ratio (h)                             1.23              1.15                1.34              1.98             1.08
Expenditures for property                  115,994           122,850             208,159           191,050          216,142
Total assets                             3,545,711         3,643,856           2,111,623         2,498,865        2,801,968
Current portion of
   long-term debt (i)                        5,283            11,875              32,069               569            2,278
Current portion of
   capital lease obligations                12,290            11,344               1,554             2,274            8,331
Long-term debt (f)                         942,514           758,886             284,214           246,282          634,028
Long-term portion of
   capital lease obligations               147,921           157,430              29,938            32,270           52,184
Total debt                               1,108,008           939,535             347,775           281,395          696,821
Debt to total capitalization (h)               81%               69%                 45%               30%              75%

Equity
Stockholders' equity (j)                   267,370           418,143             430,670           671,727          233,802
Weighted average shares
   outstanding - basic                  50,948,194        43,551,459          41,430,600        40,301,132       38,558,598
Weighted average shares
   outstanding - diluted                47,691,002        44,295,214          41,902,358        40,725,942       38,558,598
Number of registered
   stockholders (h)                          5,677             5,856               4,649             4,916            5,289

Other (h)
Number of employees                         48,000            51,000              38,000            38,000           73,000
New store openings                               1                10                  10                 3               24
Total number of stores at year end             436               447                 406               405              647
Total store area
   (square feet)                        18,385,645        18,813,135          16,538,410        16,508,969       25,583,138
Number of franchised
   stores served at year end(g)                 --                --                  --                --               42
Total franchised store
   area (square feet) (g)                       --                --                  --                --        1,375,611
----------------------------------------------------------------------------------------------------------------------------

(a) On December 3, 2007, our Company completed the acquisition of Pathmark Stores, Inc.
(b) As of February 23, 2008 our Midwest and Greater New Orleans operations were classified as discontinued operations.
(c) In November 2007, our Company completely disposed of our investment in Metro, Inc.
(d) At the close of business on August 13, 2005, our Company completed the sale of our Canadian business to Metro, Inc.
(e) On February 27, 2005 (the first day of our 2005 fiscal year), our Company adopted FAS 123R. We recorded share-based compensation expense of $5.7 million, $9.0 million, $8.2 million and $9.0 million in fiscal 2008, 2007, 2006 and fiscal 2005, respectively. During fiscal 2008, we recorded a reversal of previously recorded compensation expense related to restricted stock of $5.2 million, $4.0 million of which relates to fiscal 2007, as our performance targets were no longer probable due to dispositions in advance of our acquisition of Pathmark.
(f) In fiscal 2005, we repurchased the majority of our 7.75% Notes due April 15, 2007 and our 9.125% Senior Notes due December 15, 2011. In December 2007, we issued $165 million 5.125% convertible notes due June 15, 2011 and $255 million 6.75% convertible notes due December 15, 2012. In addition, during December 2007, we entered into a new $675 million credit agreement. As of February 28, 2009 and February 23, 2008, there were $331.8 million and $169.9 million, respectively, of loans outstanding under the credit agreement.
(g) In fiscal 2003, the Financial Accounting Standards Board issued revised Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of `Accounting Research Bulletin No. 51'". As of February 23, 2003 we adopted its guidance as we were deemed the primary beneficiary and included the franchisee operations in our consolidated financial statements for fiscal 2004.
(h)      Not derived from audited financial information.
(i)      In April 2007, our 7.75% Notes become due and payable in full.
(j) On April 25, 2006, our Company paid a special one-time dividend to our stockholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of "Additional paid in capital" in our Consolidated Balance Sheets at February 24, 2007.
--------------------------------------------------------------------------------

Executive Officers                                                      Board Of Directors
------------------                                                      ------------------
Christian W. E. Haub                                                    Christian W. E. Haub (c)
Executive Chairman                                                      Executive Chairman

Eric Claus                                                              John D. Barline, Esq. (c)
President and                                                           Williams, Kastner & Gibbs LLP,
Chief Executive Officer                                                 Tacoma, Washington

Brenda M. Galgano                                                       Jens-Jurgen Bockel
Senior Vice President,                                                  Chief Financial Officer and
Chief Financial Officer                                                 Member of the Managing Board
                                                                        Tengelmann Warenhandelsgesellschaft KG
Andreas Guldin                                                          Mulheim, Germany
Executive Managing Director,
Strategy & Development                                                  Bobbie A. Gaunt (a)(b)(c)(d)
                                                                        Former President and CEO,
Jennifer Mac Leod                                                       Ford Motor Company of Canada
Senior Vice President,
Marketing and Communications                                            Andreas Guldin (c)
                                                                        Executive Managing Director,
Allan Richards                                                          Strategy & Development
Senior Vice President,
Human Resources, Labor Relations,                                       Dan P. Kourkoumelis (a)(c)(d)
Legal Services & Secretary                                              Former President and CEO,
                                                                        Quality Food Centers, Inc.
Rebecca Philbert
Senior Vice President,                                                  Edward Lewis (a)(b)(d)
Merchandising & Supply and Logistics                                    Chairman and Founder,
                                                                        Essence Communications Inc.
Paul Wiseman
Senior Vice President,                                                  Gregory Mays (b)(d)
Store Operations                                                        Former Chairman and CEO,
                                                                        Wild Oats Markets
William Moss
Vice President and Treasurer                                            Maureen B. Tart-Bezer (a)(b)(d)
                                                                        Former Executive Vice President &
Melissa E. Sungela                                                      Chief Financial Officer
Vice President and Corporate Controller                                 Virgin Mobile USA, LLC


(a)      Member of Audit/Finance Committee (Maureen B. Tart-Bezer, Chair)
(b)      Member of Human Resources & Compensation Committee (Bobbie A. Gaunt,
         Chair)
(c)      Member of Executive Committee (Christian W. E. Haub, Chair)
(d)      Member of Governance Committee (Dan P. Kourkoumelis, Chair)

Stockholder Information
-----------------------                                                 Form 10-K
                                                                        Copies of Form 10-K filed with the Securities
Executive Offices                                                       and Exchange Commission will be provided to
Box 418                                                                 stockholders upon written request to the
2 Paragon Drive                                                         Secretary at the Executive Offices in Montvale,
Montvale, NJ  07645                                                     New Jersey. Exhibits to the Form 10-K include
Telephone 201-573-9700                                                  the most recent certifications by A&P's Chief
                                                                        Executive Officer and Chief Financial Officer.
Independent Registered Public Accountants                               We have also filed with the New York Stock
PricewaterhouseCoopers LLP                                              Exchange the most recent Annual CEO
400 Campus Drive                                                        Certification as required by Section 303A.12(a)
PO Box 988                                                              of the New York Stock Exchange Listed Company
Florham Park, NJ  07932                                                 Manual.

Stockholder Inquiries and Publications                                  Annual Meeting
Stockholders, security analysts, members of the media                   The Annual Meeting of Stockholders will be held
and others interested in further information about our                  at 9:00 a.m. (EDT) on
Company are invited to contact the Investor Relations                   Thursday, July 16, 2009 at
Help Line at 201-571-4537.                                              The Woodcliff Lake Hilton
                                                                        200 Tice Boulevard
Internet users can access information on A&P at:                        Woodcliff Lake, New Jersey, USA
www.aptea.com
                                                                        Common Stock
Correspondence concerning stockholder address changes or                Common stock of our Company is listed and traded
other stock account matters should be directed to our                   on the New York Stock Exchange under the ticker
Company's Transfer Agent & Registrar                                    symbol "GAP" and has unlisted trading privileges
American Stock Transfer and Trust Company                               on the Boston, Midwest, Philadelphia,
59 Maiden Lane                                                          Cincinnati, and Pacific Stock Exchanges. The
New York, NY  10038                                                     stock is generally reported in newspapers and
Telephone 800-937-5449                                                  periodical tables as "GtAtPc".
www.amstock.com

Communications with the Board of Directors
Stockholders who would like to contact our Company's
Board of Directors, including a committee thereof or a
specific Director, can send an e-mail to
bdofdirectors@aptea.com or write to the following
address:
c/o The Great Atlantic & Pacific Tea Company, Inc.,
Senior Vice President, Human Resources, Labor Relations,                (C) 2009 The Great Atlantic & Pacific Tea Co.,
Legal Services & Secretary, 2 Paragon Drive, Montvale,                  Inc. All rights reserved.
NJ 07645