Form 10-K, Exhibit 13
period 2010-02-27
GREAT ATLANTIC & PACIFIC TEA CO INC
filed 2010-05-06
CIK 43300

Exhibit 13

                 The Great Atlantic & Pacific Tea Company, Inc.

                                   Fiscal 2009
                          Annual Report to Stockholders

             [The Great Atlantic & Pacific Tea Company, Inc. Logo]

Table of Contents

Executive Chairman Letter to Stockholders.........................................   3
President and Chief Executive Officer Letter to Stockholders......................   5
Management's Discussion and Analysis..............................................   7
Consolidated Statements of Operations.............................................  48
Consolidated Statements of Stockholders' Equity (Deficit)
       and Comprehensive Loss.....................................................  49
Consolidated Balance Sheets.......................................................  51
Consolidated Statements of Cash Flows.............................................  52
Notes to Consolidated Financial Statements........................................  54
Management's Annual Report on Internal Control over Financial Reporting........... 117
Report of Independent Registered Public Accounting Firm........................... 118
Five Year Summary of Selected Financial Data...................................... 119
Executive Officers................................................................ 121
Board of Directors................................................................ 121
Stockholder Information........................................................... 122

Company Profile
---------------
The Great Atlantic & Pacific Tea Company, Inc. ("We," "Our," "Us," "A&P," or "our Company"), based in Montvale, New Jersey, operates conventional supermarkets, combination food and drug stores, and limited assortment food stores in 8 U.S. states and the District of Columbia under the A&P(R), SuperFresh(R), Waldbaum's(R), Super Foodmart(R), Food Basics(R) , The Food Emporium(R), Best Cellars(R), Best Cellars at A&P(R), Pathmark(R) and Pathmark Sav-A-Center(R) trade names.

EXECUTIVE CHAIRMAN LETTER TO STOCKHOLDERS
-----------------------------------------

Dear Fellow Shareholders:

     The last fiscal year has been very difficult for our Company as everyone has been affected by the worsening economic environment. We recognized early in 2009 that there would not be a quick recovery and the Company needed to change to adapt to the new market conditions. With rising unemployment, declining credit availability and increasing uncertainty about the economic recovery, consumers changed their spending behavior drastically and in a much more permanent way, which in turn severely impacted our business. Adding to this challenging environment has been the precipitous decline in retail prices due to a severe decline in producer prices and a heightened competitive atmosphere. Thus, considering this extremely challenging backdrop, the Company took proactive steps to meet the external challenges, address its performance issues and capture available opportunities to improve its strategic position.

Key Strategic Initiatives

New Equity and Debt Financings:
     Most importantly, we secured vital new financing during last summer to ensure we had the financial resources we needed to manage through this recession. The Company's long-time shareholder, Tengelmann, invested an additional $60 million and remains the single largest shareholder with ownership interest close to 40% while Yucaipa, who has been an investor in the Company since the Pathmark merger, invested an additional $115 million and increased its ownership interest to close to 30%. This new investment agreement included the addition of two Board of Director seats nominated by Yucaipa. The investment was particularly significant in that it enabled A&P to strengthen its balance sheet, reduce its refinancing risks and provide liquidity enabling the Company to pursue its ongoing business strategy. By partnering with Yucaipa, one of North America's premier investors in our industry, the Company is now better positioned to withstand the effects of the challenging economic environment and realize strategic opportunities in the future.

New Leadership:
     In addition to the economic environment not being favorable, our business performance and trends necessitated a reevaluation of our leadership. It is never an easy decision to make a senior executive change, however, the Company's performance, in particular that of Pathmark, led to significant concerns amongst the Board and our two largest shareholders, and after careful consideration, it became necessary to recruit a new Chief Executive Officer to lead the Company going forward.

     In the months prior to appointing our new CEO, I personally assumed the role and responsibilities in addition to my duties as Executive Chairman. At the time I took over as interim CEO, I knew that the Company needed significant support and guidance and I reached out to Ron Burkle at Yucaipa for his assistance. Very quickly, he assembled and dispatched a highly qualified team of professionals that helped enact many performance improvement initiatives including stabilizing our deteriorating business trends, enhancing our retail pricing and promotion approach, lowering our overall expenses and making sure we became more relevant to our customers again.

     The appointment of Ron Marshall, as our new President and Chief Executive Officer in late January, was an exciting step forward for the Company. The extensive search process had presented a number of outstanding candidates and Ron emerged as the clear front runner and we are very pleased to have secured his services for our Company. Ron's superior skills and proven track record of successful turn-arounds as well as his extensive experience in the retail industry and specifically in food retail where he spent more than 12 years of his career in the highest levels of management fulfilled all our major search criteria. His leadership will be key in our turn-around and his appointment is putting the Company on the right trajectory for fiscal 2010 and beyond.

     Last year, has undoubtedly been one of the most challenging economic environments we have experienced in many years and simply put, it is the passion of our associates which continues to allow this Company to make it through these hard times. In our over 150 years in business, A&P has had the pleasure of employing millions of hard working individuals who have always risen to any challenge thrown in their way and will do so again.

     In closing, I would like to thank our Board of Directors, Tengelmann, Ron Burkle, Yucaipa and the Company's management and associates whose collective hard work and dedication over the last year has been critical. I am looking forward to realizing the full potential of our great Company and working together with Ron Marshall and his management team to reengage with our workforce collaboratively, including with our labor unions, to create significant shareholder value in the next several years.

Sincerely,


/s/ Christian Haub

Christian Haub
Executive Chairman

PRESIDENT AND CHIEF EXECUTIVE OFFICER LETTER TO STOCKHOLDERS
------------------------------------------------------------

Dear Fellow Shareholders:

         The past year was certainly a challenge, not just for our Company, but for the entire industry. However, upon joining The Great Atlantic & Pacific Tea Company, I conducted an in-depth review of the Company's overall condition and determined that the economy was not the only reason for our disappointing results. There are critical issues, which must, and will be addressed before we can achieve the success that our shareholders and associates deserve. Among these issues was the lack of clear brand identity in our principal banners, incomplete integration of the Pathmark acquisition, and additional opportunities for significant cost improvements, particularly in our supply chain.

         While fixing these challenges will be neither quick nor easy, the fixes are attainable and the initiatives are in place today to provide us the path forward. The core elements of the path forward are:

o        Understanding that it's all about the customer,
o Developing the skills critical for success in today's competitive world,
o        Making prudent reinvestments in our business,
o        Reducing cost through a process of continuous improvement, and
o        Transforming the culture of our Company.

         Our family of A&P brands covers the full spectrum of customer needs, from an aspirational brand like The Food Emporium to an extreme value format in Food Basics. To become a truly customer-centric grocer, we must do a much better job of crisply defining and communicating the value proposition that each banner represents. In addition to providing the outstanding service that our customers demand and ensuring the flawless execution that they deserve, we must also address the unique personalities of the communities that our stores serve. To that end, we are developing store clusters around consumer attributes, allowing us to better engage our customers.

         As an organization, and as individuals, we must ensure that we have all of the skills necessary for success. Clearly, we must have the expertise needed for our tasks. We must also have the process skills critical to ensure that when we begin a job, we finish it. But most importantly, we must have the experiential skills like maturity, perspective, resiliency and grit, that will see us through this journey.

         A core element of value creation will be our ability to drive costs from our system. We must remain focused on our core businesses until we are assured that our turn-around is complete. It is critical we respect our Company's resources by ensuring all capital is spent wisely. Finally, we are committed to driving down operating and product costs though passionate commitment to continuous improvement. An example is the extensive review of best practices in our retail stores being completed as I write this letter. Once completed, these efficiencies will be embedded throughout our Company.

         Perhaps my favorite advice is Peter Drucker's observation that "Culture eats strategy for breakfast." The greatest strategy poorly executed always fails. A good strategy flawlessly executed generally succeeds. To execute at levels that will assure our success, we clearly require each of the aforementioned skills. More is required, however. Individually, and as an organization, we must embody the most fundamental values of integrity, responsibility and mutual respect. We must each take personal responsibility for our own success and foster an environment that provides individual accountability for achievement. Finally, we must exhibit daily the managerial courage necessary to overcome the challenges inherent to our task.

         There is much to do in the coming months, but with focus and commitment we will achieve our goals. I would like to take this opportunity to thank Christian and the Board of Directors for this exciting opportunity to return to my passion - grocery retail. I would also like to recognize the hard work and dedication of our associates, who, despite our disappointing results overall, have had several wins during the last year, including growing our private label portfolio -- and who, in these early days of transition, have recognized and embraced the need for change and improvement. I know that 2010 will be a challenging year as well, but together we can restore this Company to the position of leadership and strength that is the heritage of The Great Atlantic & Pacific Tea Company.

Sincerely,

/s/ Ron Marshall

Ron Marshall
President and Chief Executive Officer

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Management's Discussion and Analysis

INTRODUCTION
------------

         The following Management's Discussion and Analysis is intended to help the reader understand the financial position, operating results, and cash flows of The Great Atlantic and Pacific Tea Company, Inc. It should be read in conjunction with our financial statements and the accompanying notes ("Notes"). It discusses matters that Management considers relevant to understanding the business environment, financial position, results of operations and our Company's liquidity and capital resources. These items are presented as follows:

o        Basis of Presentation -- a description of our Company's fiscal years.

o        Overview -- a general description of our business.

o Operating Results -- a summary discussion of operating results during fiscal 2009, addressing the value drivers of our business; measurements; opportunities; challenges and risks; and initiatives.

o Outlook -- a discussion of certain trends or business initiatives for the upcoming year that Management wishes to share with the reader to assist in understanding the business.

o Review of Operations and Liquidity and Capital Resources - a discussion of results for fiscal 2009, fiscal 2008 and fiscal 2007, significant business initiatives, current and expected future liquidity.

o Market Risk -- a discussion of the impact of market changes on our consolidated financial statements.

o Critical Accounting Estimates -- a discussion of significant estimates made by Management.

BASIS OF PRESENTATION
---------------------

         Our fiscal year ends on the last Saturday in February. Fiscal 2009 and fiscal 2007 were each comprised of 52 weeks, consisting of 13 four-week periods. Fiscal 2008 was comprised of 53 weeks, consisting of 12 four-week periods and one five-week period. Except where noted, all amounts are presented in millions.

OVERVIEW
--------

         The Great Atlantic & Pacific Tea Company, Inc., based in Montvale,
New Jersey, operates conventional supermarkets, combination food and drug stores and discount food stores in 8 U.S. states and the District of Columbia. Our Company's business consists strictly of our retail operations, which totaled 429 stores as of February 27, 2010.

         We have four reportable segments: Fresh, Pathmark, Gourmet and Other. Our Other segment includes our Food Basics and Wine, Beer & Spirits businesses. During fiscal 2007, we had a fifth reportable segment representing our former investment in Metro, Inc. The criteria necessary to classify the Midwest and Greater New Orleans area as discontinued were satisfied in fiscal 2007 and these operations have been classified as such in our Consolidated Statements of Operations for fiscal 2009, fiscal 2008 and fiscal 2007.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

OPERATING RESULTS
-----------------

         This fiscal year has been very difficult for our Company as customers and suppliers have been affected by the worsening economic environment. With rising unemployment, declining credit availability and increasing uncertainty about the economic recovery, consumers changed their spending behavior which in turn severely impacted our business. Industry research has confirmed a fundamental shift in the way the American consumer expects to spend and to save in the coming years. Customers continued to trade down to less expensive products and search for promotional programs while eschewing regularly priced goods.

         Through the first half of the year in all of our banners, we reacted to increased promotional activity at our competitors by increasing our own promotional spending and decreasing prices, which led to increasingly significant retail deflation throughout our stores and the grocery retail industry as a whole. Over the course of the remainder of the year, we discontinued promotional spending programs that were not considered valuable to the consumer.

         We also improved our private label penetration which generally provides increased margins; however, results were not sufficient to offset the promotional spending and decreased prices overall. As a result of the collective issues our Company faced, our operating results for Pathmark were negatively impacted beginning in our first quarter; however, the impact was not fully experienced by our Fresh and Discount formats until our third quarter.

         To combat downward margin pressure, we instituted several business optimization initiatives through reduced costs. During fiscal 2009, we realized a reduction in utility expenses that was partially attributable to energy conservation investments that will continue to yield benefits in fiscal 2010. We also saw improving trends in our stock loss rate to sales from the beginning of the year due to several business improvement initiatives that were implemented throughout the year. Labor rationalization initiatives were implemented as well, including a program in the fourth quarter designed to reduce in excess of 15% of our administrative labor costs. However, neither the stock loss improvements nor the labor initiatives realized their full potential as a rate to sales partially due to the significantly declining sales during fiscal 2009. We anticipate that these successful initiatives will bring increasing benefits to our Company as sales grow.

         We are engaged with Yucaipa, one of our significant investors, who has been working with our senior management team to develop strategies to drive sustainable success in the future by developing a number of activities and initiatives to improve the performance of the Company.

         Our Gourmet stores located in Manhattan continue to perform well. We attribute this to the premium locations of our Gourmet stores and product offering selective to the neighborhood.

         Our Best Cellars and our Wine, Beer & Spirits businesses continued to perform well with a year-over-year increase in segment income and product offerings that appeal to consumers even during recessionary times.

         Our business performance and trends necessitated a reevaluation of our leadership. In late January 2010, the Company appointed Ron Marshall, President and Chief Executive Officer. Mr. Marshall possesses a proven track record of successful turnarounds as well as extensive experience in the retail industry and specifically in food retail where he spent more than 12 years of his career in the highest levels of management. He will be the key leader in our turnaround and his appointment is putting the Company on the right trajectory for fiscal 2010.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

OUTLOOK
-------

         Many top analysts predict that the economic environment will continue to be difficult. The decline in consumer credit availability, combined with the increase in the rate of savings and the high rate of unemployment, which is expected to continue through 2011, make for a challenging economic environment.

         Our comprehensive assessment of the Company following the change in leadership clearly indicated the need for repositioning our go-to-market approach in response to the consumers' dramatic shift in shopping behavior. In addition to building a new, more comprehensive, customer based approach to our merchandising plans and our promotional programs; we have also implemented changes in our price management processes and strategy. We are redirecting our investment into new programs, which are more consistent with what consumers want in terms of product offerings, promotions and prices.

         We also continue to pursue improvements and efficiencies in our supply chain and store operations. We are collaborating with our business partners, such as C&S Wholesale Grocers, Inc. ("C&S"), as well as the labor unions to identify and implement efficiencies on an on-going basis. With these efficiencies, we are going to reinvest in improving customer services. We have two open labor union contracts and five labor union contracts that expire in fiscal 2010 and, therefore, are subject to negotiation. It is uncertain whether the results of such negotiations will be favorable or unfavorable to our Company.

         Various factors could have a negative effect on our Company's financial position and results of operations. These risk factors include, among others, the following:

o Various operating factors and general economic conditions affecting the food industry may affect our business and may adversely affect our operating results.

         The retail food and food distribution industries and the operation of our business, specifically in the New York, New Jersey and Philadelphia regions, are sensitive to a number of economic conditions and other factors such as: (i) food price deflation or inflation, (ii) softness in local and national economies, (iii) increases in commodity prices,
         (iv) the availability of favorable credit and trade terms, (v) changes in business plans, operations, results and prospects, (vi) potential delays in the development, construction or start-up of planned projects, and (vii) other economic conditions that may affect consumer buying habits. Any one or more of these economic conditions can affect our retail sales, the demand for products we distribute to our retail customers, our operating costs and other aspects of our business. Failure to achieve sufficient levels of cash flow at reporting units could result in additional impairment charges on goodwill, intangible assets and/or long-lived assets.

         Changes in the general business and economic conditions in our markets, including the rate of inflation, population growth, the fluctuating prices of oil and gas, the nature and extent of continued consolidation in the food industry and the unemployment rate in the markets in which we operate, may negatively affect earnings and sales growth. General economic changes may also affect the shopping habits and buying patterns of our customers, which could affect sales and earnings.

         Our ability to achieve profitability will be affected by, among other things: (i) our success in executing category management and purchasing programs that we have underway, which are designed to improve our gross margins and reduce product costs while making our product selection more attractive to consumers, (ii) our ability to achieve productivity improvements and reduce shrink

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         in our stores, (iii) our success in generating efficiencies in our supporting activities, and (iv) our ability to eliminate or maintain a minimum level of supply and/or quality control problems with our vendors.

o We face a high level of competition, including the threat of further consolidation in the food industry, which could adversely affect our sales and future profits.

         The retail food business is extremely competitive and is characterized by high inventory turnover and narrow profit margins. The retail food business is subject to competitive practices that may affect the prices at which we are able to sell products at our retail locations, sales volume, and our ability to attract and retain customers. In addition, the nature and extent of consolidation in the retail food industry could affect our competitive position in the markets we serve.

         Our retail food business and the grocery retailing industry continue to experience aggressive competition from mass merchandisers, warehouse clubs, drug stores, convenience stores, discount merchandisers, dollar stores, restaurants, other retail chains, nontraditional competitors and emerging alternative formats in the markets where we have retail operations. Competition with these outlets is based on price, store location, advertising and promotion, product mix, quality and service. Some of these competitors may have greater financial resources, lower merchandise acquisition costs and lower operating expenses than we do, and we may be unable to compete successfully in the future. The recent deflation in food prices and increasingly competitive markets have made it difficult generally for grocery store operators to achieve comparable store sales gains. Because sales growth has been difficult to attain, our competitors have attempted to maintain market share through increased levels of promotional activities and discount pricing, creating a more difficult environment in which to consistently increase year-over-year sales. Price-based competition has also, from time to time, adversely affected our operating margins. Competitors' greater financial strengths enable them to participate in aggressive pricing strategies such as selling inventory below costs to drive overall increased sales. Our continued success is dependent upon our ability to effectively compete in this industry and to reduce operating expenses, including managing health care and pension costs contained in our collective bargaining agreements. The competitive practices and pricing in the food industry generally and particularly in our principal markets may cause us to reduce our prices in order to gain or maintain our market share of sales, thus reducing margins.

         Our in-store pharmacy business is also subject to intense competition. In particular, an adverse trend for drug retailing has been the significant growth in mail-order and Internet-based prescription processors, including importation from Canada and other countries. Due to the rapid rise in drug costs experienced in recent years, mail-order prescription distribution methods are perceived by employers and insurers as being less costly than traditional distribution methods and are being mandated by an increasing number of third party pharmacy benefit managers, many of which also own and manage mail-order distribution operations. As a result, some labor unions and employers are requiring, and others may encourage, that their members or employees obtain medications from mail-order pharmacies which offer drug prescriptions at prices that are lower than we are able to offer. In addition to these forms of mail-order distribution, there has also been increasing competition from a number of Internet-based prescription distributors, which specialize in offering certain high demand lifestyle drugs at deeply discounted prices, and importers from Canada and other foreign countries. These alternate distribution channels have acted to restrain the rate of sales growth for traditional chain drug retailers in the last few years. There can be no assurance that our

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         efforts to offset the effects of alternate distribution channels and eligibility changes will be successful.

o We are concentrated in the New York, New Jersey and Philadelphia metropolitan areas and, as a result, our business is significantly influenced by the economic conditions and other characteristics of these areas.

         We are vulnerable to economic downturns in the New York, New Jersey and Philadelphia metropolitan areas, in addition to those that may affect the country as a whole, as well as other factors that may impact that region, such as the regulatory environment, the cost of real estate, insurance, taxes and rent, reliance on the financial industry, increasing unemployment, weather and natural catastrophes, demographics, the availability of labor, and geopolitical factors.

         We cannot predict economic conditions in this region, and factors such as interest rates, energy costs and unemployment rates may adversely affect our sales which may lead to higher losses. Any unforeseen events or circumstances that affect the area could also materially adversely affect our revenues and profitability. Further, since we are concentrated in densely populated metropolitan areas, opportunities for future store expansion may be limited, which may adversely affect our business and results of operations.

o Our vendors may shorten our payment terms, which would impair our ability to effectively manage our cash flow.

         We have negotiated payment terms with most of our vendors. However, there can be no assurance that we will be able to maintain such terms in the future.

o        We rely on C&S for a substantial amount of our products.

         Pursuant to the terms of a long-term supply agreement, which our Company entered into in conjunction with the sale of its distribution business and certain of its assets to C&S, we currently acquire most of our saleable inventory, including groceries and perishables, from one supplier, C&S. During the twelve months ended February 27, 2010, products supplied from C&S accounted for approximately 73% of our Company's supermarket inventory purchases. Our agreement with C&S, during which we expect to acquire a substantial portion of our saleable inventory from C&S, expires on September 29, 2018. Although we have not experienced difficulty in the supply of these products to date, supply interruptions by C&S could occur in the future. Any significant interruption in this supply stream, either as a result of disruptions at C&S or if our supply agreement with C&S were terminated for any reason, could have a material adverse effect on our business and results of operations. We are therefore subject to the risks of C&S's business, including potential labor disruptions at C&S facilities, increased regulatory obligations and distribution problems which may affect C&S's ability to obtain products. While we believe that other suppliers could provide similar products on reasonable terms, they are limited in number. In addition, a change in suppliers could cause a delay in distribution and a possible loss of sales, which would affect operating results adversely.

o Our renovation and expansion plans may not be successful, and though we plan to convert many of our conventional stores to a different format, we may not have the funds to do so.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         A key to our business strategy has been, and will continue to be, the renovation and expansion of total selling square footage, including the continued transition of our existing conventional stores into different formats. Our planned capital expenditures for fiscal 2010 relate primarily to improving conditions in our existing stores. Our capital expenditures for fiscal 2010 could differ from our estimates if development and remodel costs vary from those budgeted, if performance varies significantly from expectations or if we are unsuccessful in acquiring suitable sites for new stores. We expect that cash flows from operations, supplemented by borrowing capacity under our credit facility and the availability of capital lease financing will be sufficient to fund our capital renovation and expansion programs; however, in the event that cash flows from operations decrease we may decide to limit our future capital expenditure program. In addition, the greater financial resources of some of our competitors for acquiring real estate sites could adversely affect our ability to open new stores. The inability to renovate our existing stores, add new stores or increase the selling area of existing stores could adversely affect our business, our results of operations and our ability to compete successfully.

o We may be adversely affected by unexpected changes in the insurance market or changes in factors affecting our self-insurance reserve estimates.

         We use a combination of self-insurance and insurance coverage to provide for the potential liabilities for general liability, property losses, fleet liability, workers' compensation, employee benefits and directors and officers. There is no assurance that we will be able to continue to maintain our insurance coverage or obtain comparable coverage at a reasonable cost. Self-insurance reserves are determined based on actual claims experience and actuarially estimated claims incurred but not reported. Actuarial projections are subject to a high degree of variability, due to fluctuations in future interest and inflation rates, future economic conditions, litigation trends, benefit level changes, changes in state regulations, and changes in other factors. An increase in the frequency of claims, cost of claims or changes in actuarial assumptions could adversely affect our results of operations and financial condition.

o        We may be adversely affected by rising utility and fuel costs.

         Rising fuel costs may adversely affect our operating costs since we incur the cost of fuel in connection with the transportation of goods from our warehouse and distribution facilities to our stores. In addition, operations at our stores are sensitive to rising utility fuel costs due to the amount of electricity and gas required to operate our stores. In the event of rising fuel costs, we may not be able to recover rising utility and fuel costs through increased prices charged to our customers. Oil prices directly affect our product transportation costs and fuel costs due to the amount of electricity and gas required to operate our stores as well as our utility and petroleum-based supply costs, including plastic bags.

o        Current economic conditions have been, and may continue to be volatile.

         Many financial institutions have in the past reduced and, in some cases, ceased to provide funding to borrowers. Based on information available to us, we have no indication that the financial institutions acting as lenders under our credit facility would be unable to fulfill their commitments. Continued turbulence in the global credit markets and U.S. economy may adversely affect our results of operations, financial condition and liquidity.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

o We have certain substantial equity holders that may support strategies that are opposed to your interests or with which you disagree.

         Tengelmann, our Company's former majority stockholder, owns beneficially and of record a substantial percentage of our common stock on a fully diluted basis, which further increased upon its purchase of convertible preferred stock in fiscal 2009. As a result of this equity ownership and our stockholder agreement with Tengelmann, Tengelmann has the power to significantly influence the results of stockholder votes and the election of our board of directors, as well as transactions involving a potential change of control of our Company. Tengelmann may support strategies and directions for our Company which are in its best interests but which are opposed to other stakeholders. So long as Tengelmann retains sufficient ownership of our Company's voting power, Tengelmann has rights to board representation, as well as consent rights in connection with certain major Company actions including changes to Company policies and organizational documents, dispositions and financing activity.

         Upon completion of the convertible preferred stock issuance, Yucaipa became a significant holder of our common stock on a fully diluted basis. According to the stockholder's agreement with Yucaipa, as long as Yucaipa retains sufficient ownership of our Company's voting power, Yucaipa has rights to board representation, as well as consent rights in connection with certain major Company actions including changes to Company policies and organizational documents, dispositions and financing activity. Yucaipa may support strategies and directions for our Company which are in its best interests but which are opposed to other stakeholders.

o We could be affected if consumers lose confidence in the food supply chain or the quality and safety of our products.

         We could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving products sold at our stores, could discourage consumers from buying our products. The real or perceived sale of contaminated food products by us could result in a loss of consumer confidence and product liability claims, which could have a material adverse effect on our sales and operations.

         To the extent that we are unable to maintain appropriate sanitation and quality standards in our stores, food safety and quality issues could involve expense and damage to our various brand names. Additionally, concerns about the safety or effectiveness of certain drugs or negative publicity surrounding certain categories of drugs may have a negative impact on our pharmacy sales.

o Threats or potential threats to security of food and drug safety may adversely affect our business.

         Acts or threats of war or terror or other criminal activity directed at the grocery or drug store industry, the transportation industry, or computer or communications systems, whether or not directly involving our stores, could increase our security costs, adversely affect our operations, or impact general consumer behavior and spending as well as customer orders and our supply chain. Other events that give rise to actual or potential food contamination, drug contamination, or food-borne illnesses could have an adverse effect on our operating results.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

o Various aspects of our business are subject to federal, state and local laws and regulations. Our compliance with these regulations may require additional expenditures and could adversely affect our ability to conduct our business as planned. Changes in these laws and regulations could increase our compliance costs.

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

         A number of federal, state and local laws exist that impose burdens or restrictions on owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations.

         Our pharmacy business is subject to certain government laws and regulations, including those administered and enforced by Medicare, Medicaid, the Drug Enforcement Administration (DEA), Consumer Product Safety Commission, U.S. Federal Trade Commission and Food and Drug Administration. For example, the conversion of various prescription drugs to over-the-counter medications may reduce our pharmacy sales, and if the rate at which new prescription drugs become available slows or if new prescription drugs that are introduced into the market fail to achieve popularity, our pharmacy sales may be adversely affected. The withdrawal of certain drugs from the market may also adversely affect our pharmacy business. Changes in third party reimbursement levels for prescription drugs, including changes in Medicare Part D or state Medicaid programs, could also reduce our margins and have a material adverse effect on our business. In order to dispense controlled substances, we are required to register our pharmacies with the DEA and to comply with security, recordkeeping, inventory control and labeling standards.

         In addition, our pharmacy business is subject to local regulations in the states where our pharmacies are located, applicable Medicare and Medicaid regulations and state and federal prohibitions against certain payments intended to induce referrals of patients or other health care business. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil, administrative and criminal penalties including suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in, or exclusion from, government reimbursement programs such as Medicare and Medicaid; loss of licenses; significant fines or monetary penalties for anti-kickback law violations, submission of false claims or other failures to meet reimbursement program requirements and could adversely affect the continued operation of our business. Our pharmacy business is also subject to the Health Insurance Portability and Accountability Act, including its obligations to protect the confidentiality of certain patient information and other obligations. Failure to properly adhere to these requirements could result in the imposition of civil as well as criminal penalties.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

o Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover any claims against us.

         Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as risks of liability for products which cause harm to consumers. Although we maintain professional liability insurance and errors and omissions liability insurance, we cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future. Our results of operations, financial condition or cash flows may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable, or there is an increase in liability for which we self-insure, or we suffer harm to our reputation as a result of an error or omission.

o Litigation, legal or administrative proceedings and other claims could expose us to significant liabilities and thus negatively affect our financial results.

         We are, from time to time, subject to various claims, administrative proceedings and litigation, which if determined adversely to us could negatively affect our financial results. We have estimated our exposure to claims, administrative proceedings and litigation and believe we have made adequate provisions for them, where appropriate. Unexpected outcomes in both the costs and effects of these matters could result in an adverse effect on our business and our results of operation and earnings.

o We are affected by increasing labor, benefit and other operating costs and a competitive labor market and are subject to the risk of unionized labor disruptions.

         Our financial performance is greatly influenced by increasing wage and benefit costs, including pension and health care costs, a competitive labor market and the risk of labor disruption of our highly unionized workforce.

         We have approximately 45,000 employees, of which approximately 69% are employed on a part-time basis. Over the last few years, increased benefit costs have caused our Company's labor costs to increase. We cannot assure you that our labor costs will not continue to increase, or that such increases can be recovered through increased prices charged to customers. Any significant failure to attract and retain qualified employees, to control our labor costs or to recover any increased labor costs through increased prices charged to customers could have a material adverse effect on our results of operations.

         As of February 27, 2010, approximately 92% of our employees were represented by unions and covered by collective bargaining or similar agreements that are subject to periodic renegotiations. Although we believe that we will successfully negotiate new collective bargaining agreements when our agreements expire, these negotiations may not prove successful, may result in a significant increase in the cost of labor or may result in the disruption of our operations.

         We are currently negotiating or will negotiate seven labor agreements covering approximately 8,100 employees in fiscal 2010. In each of these negotiations, rising health care and pension costs will be important issues, as will the nature and structure of work rules. The actual terms of the renegotiated collective bargaining agreements and/or a prolonged work stoppage affecting a

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         substantial number of stores could have a material adverse effect on our results. We cannot assure you that our labor negotiations will conclude successfully or that any work stoppage or labor disturbances will not occur. We expect that we will incur additional costs and face increased competition for customers during any work stoppages or labor disturbances, which would adversely affect operating results.

o We participate in various multi-employer pension plans for substantially all employees represented by unions.

         We will be required to make contributions to these multi-employer pension plans in amounts established under collective bargaining agreements. Pension expenses for these plans, which are recognized as contributions, are currently funded. Benefits generally are based on a fixed amount for each year of service. We contributed $62.3 million, $48.2 million and $34.4 million to multi-employer pension plans in fiscal 2009, fiscal 2008 and fiscal 2007, respectively. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans, which benefits could be significant and material for us. To date, we have not established any liabilities for future withdrawals because such withdrawals from these plans are not probable and the amount cannot be estimated. As a result, we expect that contributions to these plans may increase. Additionally, the benefit levels and related items will be issues in the negotiation of our collective bargaining agreements. Under current law, an employer that withdraws or partially withdraws from a multi-employer pension plan may incur withdrawal liability to the plan, which represents the portion of the plan's underfunding that is allocable to the withdrawing employer under complex actuarial and allocation rules. The amount of any increase or decrease in our required contributions to these multi-employer pension plans will depend upon the outcome of collective bargaining, actions taken by trustees who manage the plans affecting the costs of future service benefits, government regulations and the actual return on assets held in the plans, among other factors.

o We face the risk of being held liable for environmental damages that have or may occur.

         Our operations subject us to various laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous materials and the cleanup of contaminated sites. Under some environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as CERCLA or the Superfund law, and similar state statutes, responsibility for the entire cost of cleanup of a contaminated site can be imposed upon any current or former site owners or operators, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. From time to time we have been named as one of many potentially responsible parties at Superfund sites, although our share of liability has typically been de minimis. Although we believe that we are currently in substantial compliance with applicable environmental requirements, future developments such as more aggressive enforcement policies, new laws or discoveries of unknown conditions may require expenditures that may have a material adverse effect on our business and financial condition.

o If any of the assignees under our operating leases were to become unable to continue making payments under the assigned leases we could be required to assume the lease obligation.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         We are the primary obligor for a significant number of long-term leases related to closed stores and warehouses. When possible, we have assigned these leases to third parties (the "Assigned Leases"). However, our ability to sublease or assign these leases depends on the economic conditions in the real estate markets in which these leases are located. When the Assigned Leases were assigned, we generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under our Assigned Leases, we could be required to assume the lease obligation. As of February 27, 2010, 188 of our Assigned Leases remained in place. Assuming that each respective assignee became unable to continue to make payments under an Assigned Lease, an event we believe to be unlikely, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately
         $572.1 million as of February 27, 2010, an amount which could be partially or totally offset by reassigning or subletting such leases. In the event the assignees do not make payments under any or all of the Assigned Leases, we could be required to assume any or all of the lease obligations, which could materially adversely affect our financial condition or results of operations.

o        The loss of key personnel could negatively affect our business.

         We are dependent upon a number of key personnel and members of management. If we were to lose the services of a significant number of key personnel or management within a short period of time, this could have a material adverse effect on our operations. We do not maintain key person insurance on any personnel or management. Our continued success is also dependent upon our ability to attract and retain qualified personnel to meet our future growth needs. We face intense competition for qualified personnel, many of whom are subject to offers from competing employers. We may not be able to attract and retain necessary team members to operate our business.

o Any difficulties we experience with respect to our information technology systems could lead to significant costs or losses.

         We have large, complex information technology systems that are important to our business operations. We could encounter difficulties developing new systems or maintaining and upgrading existing systems. Such difficulties could lead to significant expenses or losses due to disruption in our business operations.

         Despite our considerable efforts to secure and maintain our computer network, security could be compromised, confidential information could be misappropriated, or system disruptions could occur. This could lead to disruption of operations, loss of sales or profits or cause us to incur significant costs to reimburse third parties for damages.

o We may make acquisitions and consequently face integration, management diversion and other risks.

         We may pursue acquisitions in the future. Any future acquisitions could be of significant size and may involve either domestic or international parties. To acquire and integrate a separate organization would divert management attention from other business activities. This diversion, together with the difficulties we may encounter in integrating an acquired business, could have a material adverse effect on our business, financial conditions or results of operations. Moreover, we may not realize any of the anticipated benefits of an acquisition and integration costs may exceed anticipated amounts. In connection with future acquisitions, we may also assume the liabilities of the businesses

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         we acquire. These liabilities could materially and adversely affect our business and financial condition.

o Our substantial indebtedness could impair our financial condition and our ability to fulfill our debt obligations, including our obligations under the notes.

         We have substantial indebtedness. As of February 27, 2010, we had total indebtedness of $1,141.1 million, consisting of approximately $132.9 million outstanding under our credit facility, $253.7 million of senior secured notes (net of original issue discount), $603.9 million of other outstanding notes, approximately $150.6 million outstanding under capital lease obligations. Our indebtedness could have important consequences to you. For example, it could: (i) make it more difficult for us to satisfy our obligations with respect to the notes and our other indebtedness, which could in turn result in an event of default on the notes or such other indebtedness, (ii) require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iii) impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iv) diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally, (v) limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, and (vi) place us at a competitive disadvantage compared to certain competitors that have proportionately less debt.

         If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain such financing or sell assets on satisfactory terms, or at all.

         In addition, at February 27, 2010, we had $132.9 million of variable rate debt. If market interest rates increase, such variable-rate debt will have higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

o Provisions in our amended and restated articles of incorporation permit our board of directors to issue preferred stock without first obtaining stockholder approval which could be dilutive to common stockholders and affect the price of our common stock.

         Our amended and restated articles of incorporation permit our board of directors to issue preferred stock without first obtaining stockholder approval. If we issue preferred stock, these additional securities may have dividend or liquidation preferences senior to our common stock. If we issued additional convertible preferred shares, a subsequent conversion may dilute the current common stockholders' interest. Issuance of such preferred stock could adversely affect the price of our common stock.

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

FISCAL 2009 COMPARED WITH FISCAL 2008
-------------------------------------

         The following table summarizes our results of operations for fiscal 2009 compared to fiscal 2008:

                                                                       Favorable
                                      Fiscal 2009    Fiscal 2008 (1) (unfavorable)    % Change
                                      -----------    --------------- -------------    --------
                                       (in millions, except percentages and per share data)
Sales                                 $   8,813.6     $   9,516.2     $  (702.6)        (7.4%)
(Decrease) increase in comparable
   store sales                               (4.3%)           2.0%           NA           NA
Loss from continuing operations       $    (780.7)    $     (89.6)    $  (691.1)       >(100%)
Loss from discontinued operations     $     (95.8)    $     (53.7)    $   (42.1)       (78.4%)
Net loss                              $    (876.5)    $    (143.3)    $  (733.2)       >(100%)
Net loss per share - basic            $    (16.59)    $     (2.81)    $  (13.78)       >(100%)
Net loss per share - diluted          $    (29.34)    $     (5.41)    $  (23.93)       >(100%)

Non-GAAP Financial Data:
-----------------------
Adjusted EBITDA (2)                   $     223.5     $     332.7     $  (109.2)       (32.8%)

-------------------------------------------------------
(1) Fiscal 2008 reflects increased interest expense of $3.5 million for our 6.750% convertible senior notes from the amount recorded in our Form 10-K for fiscal 2008 as a result of the retrospective application of the new accounting guidance relating to convertible debt, which we adopted during the first quarter of fiscal 2009. Refer to Note 10 of our Consolidated Financial Statements - Indebtedness and Other Financial Liabilities for more information.
(2) For an explanation of Adjusted EBITDA, refer to the Non-GAAP Financial Measures - Adjusted EBITDA discussion that follows.

         Average weekly sales per supermarket were approximately $411.2 thousand for fiscal 2009 versus $423.8 thousand for the corresponding period of the prior year, a decrease of 3.0% primarily due to the overall decline in our sales resulting from the current economic environment and its negative effect on consumer spending, as well as a lower rate of inflation.

SALES
-----

                                              Fiscal 2009             Fiscal 2008
                                              -----------             -----------
Sales                                                   (in thousands)
   Fresh                                      $4,402,044              $4,806,467
   Pathmark*                                   3,855,251               4,173,017
   Gourmet                                       273,060                 281,767
   Other                                         283,213                 254,935
                                              ----------              ----------
Total sales                                   $8,813,568              $9,516,186
                                              ==========              ==========

---------------------------
* Includes sales from A&P stores that have been subsequently converted to Pathmark stores.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         Sales decreased by $702.6 million, from $9,516.2 million in fiscal 2008 to $8,813.6 million in fiscal 2009, primarily due to a decline in comparable store sales, reflecting decreased volume and the impact of accelerated retail price deflation mainly resulting from increased promotional spending during fiscal 2009. The decrease in sales during fiscal 2009 was also attributable to the absence of sales resulting from store closures and sales generated during the 53rd week included in fiscal 2008, partially offset by sales generated by our new stores.

         The sales decline in our Fresh segment of $404.4 million was primarily related to a decline in the comparable store sales of $231.8 million, the absence of sales resulting from store closures of $88.8 million and the absence of the additional sales recorded during the 53rd week in fiscal 2008 of $83.8 million. The decrease in sales in our Pathmark segment of $317.8 million was primarily due to a decline in comparable store sales of $181.6 million, the absence of sales resulting from store closures of $104.5 million, and the absence of sales recorded during the 53rd week in fiscal 2008 of $74.9 million, partially offset by an increase in sales from new stores of $43.2 million. Sales generated by our Gourmet segment decreased by $8.7 million, primarily due to the absence of sales recorded during the 53rd week in fiscal 2008 of $5.5 million and a decline in comparable store sales of $3.2 million. The sales increase of $28.3 million in our Other segment, representing our Discount and our Wine, Beer & Spirits businesses, was primarily driven by increased sales generated by our Discount business, primarily attributable to sales from three new stores of $21.1 million and increased comparable store sales of $10.1 million. Refer to Note 20 to our Consolidated Financial Statements - Segments for further discussion of our reportable segments.

GROSS MARGIN
------------

         Gross margin as a percentage of sales decreased 25 basis points from 30.51% in fiscal 2008 to 30.26% for fiscal 2009, reflecting lower margins from our Pathmark segment, partially offset by improved margin rates from our Fresh and Gourmet segments.

         The following table details how volume and rate impact the gross margin dollar decrease from fiscal 2008 to fiscal 2009 (in millions):

                             Sales Volume            Rate                  Total
                             ------------            ----                  -----
Total Company            $       (214.4)       $    (21.9)         $      (236.3)

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------

         Store operating, general and administrative ("SG&A") expense was $2,790.2 million or 31.66% as a percentage of sales for fiscal 2009, as compared to $2,949.8 million or 31.00% as a percentage of sales for fiscal 2008.

         SG&A expenses for fiscal 2009 included (i) insurance reserve adjustment of $40.4 million, or 46 basis points, (ii) net real estate related costs of $37.1 million, or 42 basis points, (iii) net restructuring and other costs of $16.7 million, or 19 basis points (which includes $14.6 million of severance costs relating to labor rationalization initiatives during fiscal 2009), (iv) stock-based compensation of $5.7 million, or 6 basis points and (v) pension withdrawal costs of $2.4 million, or 3 basis points.

         SG&A expenses for fiscal 2008 included (i) net real estate related costs of $40.2 million, or 42 basis points; (ii) net restructuring and other costs of $38.4 million, or 41 basis points; (iii) pension obligation costs of $28.9 million, or 30 basis points, recorded in connection with our withdrawal from the UFCW

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

Local 342 Amalgamated Pension Plan, and (iv) stock-based compensation costs of $5.7 million, or 6 basis points.

         Excluding the items listed above, SG&A as a percentage of sales increased 69 basis points for fiscal 2009 as compared to fiscal 2008, primarily due to lower sales leverage on fixed costs, including increased labor costs of 57 basis points, increased advertising related costs of 13 basis points and increased occupancy expenses of 8 basis points, partially offset by a decrease in corporate and banner administrative expenses of 20 basis points.

         During fiscal 2009 and fiscal 2008, we recorded impairment losses on long-lived assets relating to closure or conversion of stores in the normal course of business of $6.5 million and $14.1 million, respectively. The effects of changes in estimates of useful lives were not material to ongoing depreciation expense. If current operating levels do not improve, there may be a need to take further actions which may result in additional future impairments on long-lived assets, including impairment of assets that are held and used.

GOODWILL, TRADEMARK AND LONG-LIVED ASSET IMPAIRMENT
---------------------------------------------------

         As a result of experiencing increasing cash flow losses within certain asset groupings, we determined that triggering events occurred during the third and fourth quarters of fiscal 2009 for testing the related asset groups' long-lived assets for potential impairment. As a result of our testing, we recorded impairment charges aggregating $65.2 million, primarily attributable to favorable leases and other owned property, $40.8 million of which was recorded in the third quarter and $24.4 million of which was recorded in the fourth quarter of fiscal 2009. Refer to Note 5 to our Consolidated Financial Statements
- Valuation of Long-Lived Assets for additional information.

         During fiscal 2009, we recorded goodwill impairment charges of $345.5 million and impaired our Pathmark trademark by $66.4 million. During the third quarter of fiscal 2009, due to the severity and duration of operating losses within the Pathmark reporting unit, changes in our management's long-term forecasts relating to the Pathmark reporting unit, and the significant impairment of long-lived assets within the Pathmark reporting unit, we concluded that an interim triggering event had occurred for purposes of determining whether any portion of our goodwill and trademark balance recorded within our Pathmark segment has been impaired. As a result, we impaired the entire $321.8 million goodwill balance and $49.9 million of the trademark balance of $127.3 million within our Pathmark reporting unit. During the fourth quarter of fiscal 2009, we performed our annual goodwill impairment testing for our remaining reporting units (other than Pathmark), which resulted in impairing the entire $23.7 million goodwill balance attributable to our South (SuperFresh) reporting unit. In addition, we performed our annual impairment testing of our indefinite-lived intangible asset, and as a result of further lowering our anticipated revenue projections, we concluded that an additional impairment of $16.5 million was required for our Pathmark trademark. Refer to Note 3 to our Consolidated Financial Statements - Goodwill and Other Intangible Assets for additional information.

         We believe our estimates used to perform the impairment analysis of our goodwill, trademark and long-lived assets are appropriate given the current market conditions; however, future impairment charges could be required due to changes in the market conditions or other factors relating to our performance.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

SEGMENT INCOME
--------------

                                               Fiscal 2009             Fiscal 2008
                                               -----------             -----------
Segment income                                              (in thousands)
   Fresh                                        $ 111,582              $ 148,617
   Pathmark*                                      (46,326)                19,012
   Gourmet                                         25,691                 24,866
   Other                                            1,472                  2,184
                                                ---------              ---------
Total segment income                            $  92,419              $ 194,679
                                                =========              =========

-------------------------------------------------------
* Includes results from A&P stores that have been subsequently converted to Pathmark stores.

         Segment income decreased $102.3 million from $194.7 million in fiscal 2008 to $92.4 million in fiscal 2009. The decrease in segment income of $37.0 million for our Fresh segment was primarily driven by lower sales and gross margin, partially offset by negotiated cost reductions and reduced labor and occupancy costs. Our Pathmark segment experienced a decline in segment income of $65.3 million, which was attributable to lower sales and gross margins, primarily resulting from higher promotional spending and reductions in everyday prices for this segment, partially offset by reduced productive labor and occupancy costs. Segment income for our Gourmet business improved by $0.8 million, as the decline in sales was more than offset by the improved gross margin rate and reduced productive labor and occupancy costs. Segment income in our Other segment, representing our Discount and our Wine, Beer & Spirits businesses, declined by $0.7 million, as the increase in its sales was more than offset by increased expenses, including productive labor and occupancy costs. Refer to Note 20 - Segments to our Consolidated Financial Statements for further discussion of our reportable operating segments.

ADJUSTED EBITDA
---------------

         Adjusted EBITDA declined $109.2 million from $332.7 million in fiscal 2008 to $223.5 million during fiscal 2009, primarily due to the $102.3 million decline in our segment income (refer to the above Segment Income discussion).

         Our management uses Adjusted EBITDA as a supplemental non-GAAP financial measure. Refer to Non-GAAP Financial Measures-Adjusted EBITDA discussion that follows for further description and reconciliations to the appropriate GAAP financial measures.

NONOPERATING INCOME
-------------------

         During fiscal 2009 and fiscal 2008, we recorded unfavorable fair value adjustments of $9.2 million and favorable fair value adjustments $101.3 million, respectively, relating to our Series B warrants acquired in connection with our purchase of Pathmark. In addition, during fiscal 2008, we recorded $15.6 million of favorable fair value adjustments associated with our Series A warrants that were exercised on May 7, 2008, the conversion features related to our 5.125% convertible senior notes, our 6.750% convertible senior notes, and our financing warrants issued in connection with our convertible senior notes, which were marked to market until stockholder approval authorizing sufficient shares to be available for their issuance was obtained on June 26, 2008. These adjustments are primarily a function of fluctuations in the market price of our Company's common stock.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

INTEREST EXPENSE
----------------

         Interest expense increased $35.5 million from $157.6 million in fiscal 2008 to $193.1 million in fiscal 2009, primarily due to $17.6 million of interest expense recorded during fiscal 2009, to reflect the impact of the lower discount rate used to revalue our GHI contractual obligation at February 27, 2010 than at February 28, 2009, which is derived each period from published zero-coupon AA corporate bond yields, as well as interest accretion relating to this obligation. During fiscal 2009, we also recorded $18.3 million of interest expense and bond issue cost amortization relating to our $260 million 11.375% senior secured notes due 2015 that were issued in August 2009 and $3.9 million of interest expense relating to dividends and issuance cost amortization on the portion of our preferred stock issued in August 2009 that was classified as a liability prior to obtaining shareholder approval authorizing its convertibility on December 15, 2009. These increases in interest expense were partially offset by $6.5 million of reduced interest expense relating to bank borrowings resulting from our repayments of a portion of our variable debt using proceeds from the August 2009 offerings of senior notes and preferred stock.

         During fiscal 2009 and fiscal 2008, we recorded additional non-cash interest expense of $4.2 million and $3.5 million, respectively, relating to our $255 million aggregate principal amount of the 6.750% Convertible Senior Notes that were issued in December 2007, as a result of our retrospective adoption of the new accounting guidance relating to convertible debt instruments with cash settlement features during fiscal 2009. Refer to Note 10 of our Consolidated Financial Statements - Indebtedness and Other Financial Liabilities for additional information.

INCOME TAXES
------------

         Benefit from income taxes from continuing operations for fiscal 2009 was $22.0 million compared to a provision of $2.7 million for fiscal 2008. Consistent with the prior year, we continue to record a valuation allowance against our net deferred tax assets.

         The effective tax rates on continuing operations of (2.7%) for fiscal 2009 varied from the statutory rate of 35%, primarily due to state and local income taxes, an increase in our valuation allowance, the remeasurement of our uncertain tax positions, and the impact of the Pathmark financing and fiscal 2009 impairments. Approximately $16 million of the net income tax benefit resulted from the write-off of the deferred tax liability associated with the Pathmark trademark, an indefinite-lived intangible asset, as a result of its impairment during fiscal 2009.

         The effective tax rate on continuing operations of 3.1% for fiscal 2008 varied from the statutory rate of 35%, primarily due to state and local income taxes, an increase in our valuation allowance and the impact of the Pathmark financing.

DISCONTINUED OPERATIONS
-----------------------

         The loss from operations of discontinued businesses for fiscal 2009 of $95.8 million increased from loss from operations of discontinued business of $58.4 million for fiscal 2008, primarily due to higher occupancy related expenses recorded during fiscal 2009 due to changes in our estimation of such costs resulting from continuing deteriorating conditions in the Midwest real estate market, as well as a $13.0 million increase in our worker's compensation and general liability reserves relating to discontinued

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

operations, which was associated with a negative development of prior year claims and the related state assessment for such claims. The $4.7 million gain on disposal of discontinued operations for fiscal 2008 primarily consisted of a $2.6 million gain related to the sale of our Eight O'Clock Coffee business in fiscal 2003 due to the settlement of a contingent note whose value was based upon certain elements of the future performance of the Eight O'Clock Coffee business and was not originally recorded in the gain during fiscal 2003. In addition, during fiscal 2008, we recorded a gain of $1.8 million relating to the sale of land in the Greater New Orleans area.

FISCAL 2008 COMPARED WITH FISCAL 2007
-------------------------------------

         The following table summarizes our results of operations for fiscal 2008 compared to fiscal 2007:

                                                                           Favorable
                                          Fiscal 2008(1)  Fiscal 2007(1)  (unfavorable)  % Change
                                          --------------  --------------  -------------  --------
                                             (in millions, except percentages and per share data)
Sales                                     $    9,516.2    $    6,401.1    $    3,115.1      48.7%
Increase in comparable store sales                 2.0%   $        2.4%             NA         NA
(Loss) income from continuing operations  $      (89.6)   $       86.6    $     (176.2)    >(100%)
Loss from discontinued operations         $      (53.7)   $     (247.7)   $      194.0      78.3%
Net loss                                  $     (143.3)   $     (161.1)   $       17.8      11.0%
Net loss per share - basic                $      (2.81)   $      (3.70)   $       0.89      24.1%
Net loss per share - diluted              $      (5.41)   $      (4.23)   $      (1.18)    (27.9%)

Non-GAAP Financial Data:
-----------------------
Adjusted EBITDA (2)                       $      332.7    $      165.4    $      167.3      >100%

-------------------------------------------------------
(1) Fiscal 2008 and fiscal 2007 results reflect increased interest expenses of $3.5 million and $0.4 million, respectively, for our 6.750% convertible senior notes from the amounts recorded in our Form 10-K for fiscal 2008, as a result of the retrospective application of the new accounting guidance relating to convertible debt, which we adopted during the first quarter of fiscal 2009. Refer to Note 10 of our Consolidated Financial Statements - Indebtedness and Other Financial Liabilities for more information.
(2) For an explanation of Adjusted EBITDA, refer to the Non-GAAP Financial Measures - Adjusted EBITDA discussion that follows.

         Average weekly sales per supermarket were approximately $423.8 thousand for fiscal 2008 versus $371.4 thousand for the corresponding period of the prior year, an increase of 14.1%, primarily due to the acquisition of Pathmark in December of 2007, which has larger supermarkets.

SALES
-----

                                                Fiscal 2008           Fiscal 2007
                                                -----------           -----------
Sales                                                    (in thousands)
   Fresh                                         $4,806,467           $4,828,657
   Pathmark*                                      4,173,017            1,077,294
   Gourmet                                          281,767              257,551
   Other                                            254,935              231,836
   Investment in Metro, Inc.                              -                5,792
                                                 ----------           ----------
Total sales                                      $9,516,186           $6,401,130
                                                 ==========           ==========

-------------------------------------------------------
* Includes sales from A&P stores that have been subsequently converted to Pathmark stores.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         Sales increased from $6,401.1 million in fiscal 2007 to $9,516.2 million in fiscal 2008, primarily due to the increase in the Pathmark segment of $3,095.7 million as a result of the acquisition of Pathmark in the fourth quarter of fiscal 2007, additional sales of $168.2 million generated during the 53rd week included in fiscal 2008, and an increase in comparable store sales of $94.2 million, partially offset by the absence of sales from store closures of $195.7 million.

         The decrease in sales in our Fresh segment of $22.2 million was primarily related to the absence of sales from store closures of $185.7 million partially offset by additional sales recorded during the 53rd week in fiscal 2008 of $83.6 million, an increase in comparable store sales of $68.2 million, and an increase in sales from new store openings of $11.7 million. The increase in sales in our Gourmet segment of $24.3 million is primarily due to an increase in comparable store sales. The sales increase of $23.1 million in our Other segment, representing our Discount and our Wine, Beer & Spirits businesses, is primarily due to an increase in comparable store sales driven by our remodel program, partially offset by decreased sales due to store closures. During fiscal 2007, our information technology agreement with Metro, Inc. expired. Refer to Note 20 of our Consolidated Financial Statements - Segments for further discussion of our reportable segments.

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

         The following table details how volume and rate impact the gross margin dollar increase (decrease) from fiscal 2007 to fiscal 2008:

                                     Sales Volume         Rate              Total
                                     ------------         ----              -----
Total Company                         $  958.6        $  (25.4)          $  933.2

STORE OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE
---------------------------------------------------

         SG&A expense was $2,949.8 million or 31.00% as a percentage of sales for fiscal 2008, as compared to $2,009.1 million or 31.39% as a percentage of sales for fiscal 2007.

         SG&A expenses for fiscal 2008 included (i) net real estate related costs of $40.2 million, or 42 basis points; (ii) net restructuring and other costs of $38.4 million, or 41 basis points; (iii) pension obligation costs of $28.9 million, or 30 basis points, recorded in connection with our withdrawal from the UFCW Local 342 Amalgamated Pension Plan, and (iv) stock-based compensation costs of $5.7 million, or 6 basis points.

         SG&A expenses for fiscal 2007 included (i) net restructuring and other costs of $19.3 million, or 31 basis points, (ii) a change in estimate for self-insurance settlement costs for prior year claims related to Pathmark of $9.8 million, or 15 basis points, (iii) costs related to a mass withdrawal from a multi-employer union pension plan for Local 174 of $5.9 million, or 9 basis points and (iv) stock-based compensation costs of $5.7 million, or 9 basis points. These charges were partially offset by net gains on real estate activity of $14.1 million, or 22 basis points, recorded during fiscal 2007.

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

SEGMENT INCOME
--------------

                                                Fiscal 2008           Fiscal 2007
                                                -----------           -----------
Segment income                                           (in thousands)
   Fresh                                        $ 148,617             $  78,742
   Pathmark*                                       19,012                19,518
   Gourmet                                         24,866                16,613
   Other                                            2,184                (2,931)
                                                ---------             ---------
Total segment income                            $ 194,679             $ 111,942
                                                =========             =========

-------------------------------------------------------
* Includes results from A&P stores that have been subsequently converted to Pathmark stores.

         Segment income increased $82.8 million from $111.9 million in fiscal 2007 to $194.7 million in fiscal 2008. Included within the Pathmark segment income were results from our Pathmark business acquired during the fourth quarter of fiscal 2007 and the conversion of Pathmark Sav-A-Center stores during the third quarter of fiscal 2008. Our Fresh segment experienced an increase in segment income of $69.9 million, primarily resulting from decreased labor and occupancy related costs. Segment income from our Gourmet business improved by $8.3 million, primarily as a result of an improved gross margin rate, partially offset by increased operating costs, mainly relating to labor and occupancy. The increase in segment income of $5.1 million in our Other segment, representing our Discount and our Wine, Beer & Spirits businesses, is primarily due to improved sales and margin rates. Refer to Note 20 of our Consolidated Financial Statements - Segments for further discussion of our reportable segments.

ADJUSTED EBITDA
---------------

           Adjusted EBITDA increased $167.3 million from $165.4 million in fiscal 2007 to $332.7 million during fiscal 2008, primarily due increased income from our Fresh segment, as well as due to our acquisition of Pathmark during the fourth quarter of fiscal 2007.

           Our management uses Adjusted EBITDA as a supplemental non-GAAP financial measure. Refer to Non-GAAP Financial Measures-Adjusted EBITDA discussion that follows for further description and reconciliations to the appropriate GAAP financial measures.

GAIN ON SALE OF METRO, INC.
--------------------------

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

INTEREST EXPENSE
----------------

         Interest expense increased by $45.4 million from $112.2 million in fiscal 2007 to $157.6 million in fiscal 2008, primarily due to the higher level of indebtedness related to our acquisition of Pathmark, which was primarily attributable to additional interest expense of $36.3 million ($15.2 million of which was non-cash) relating to the issuance of our $165 million 5.125% convertible senior notes due 2011 and our $255 million 6.75% convertible senior notes due 2012 in December 2007, additional interest expense of $19.7 million resulting from increased borrowings under our Line of Credit and Credit Agreement, and additional interest expense of $15.9 million primarily related to interest on capital leases for Pathmark. These increases were partially offset by the absence of the fiscal 2007 interest expense of $27.3 million on the Bridge Loan Facility.

       During fiscal 2008 and fiscal 2007, we recorded additional non-cash interest expense of $3.5 million and $0.4 million, respectively, relating to our $255 million aggregate principal amount of the 6.750% Convertible Senior Notes that were issued in December 2007, as a result of our retrospective adoption of the new accounting guidance relating to convertible debt instruments with cash settlement features during fiscal 2009. Refer to Note 10 to our Consolidated Financial Statements - Indebtedness and Other Financial Liabilities for additional information.

EQUITY IN EARNINGS OF METRO, INC.
--------------------------------

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

         The effective tax rate on continuing operations of 3.1% for fiscal 2008 varied from the statutory rate of 35%, primarily due to state and local income taxes, an increase in our valuation allowance and the impact of the Pathmark financing.

         The effective tax rate on continuing operations of 6.1% for fiscal 2007 varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations, the impact of the Pathmark financing and the decrease in our valuation allowance as a result of utilization of losses not previously benefited because of a lack of history of earnings.

DISCONTINUED OPERATIONS
-----------------------

         The loss from operations of discontinued businesses, net of tax, for fiscal 2008 of $58.4 million decreased from loss from operations of discontinued business, net of tax, of $196.8 million for fiscal 2007, primarily due to the decrease in vacancy related costs relating to store closures in the Midwest and the Greater New Orleans area recorded during fiscal 2008 as compared to fiscal 2007. The gain on disposal of discontinued operations of $4.7 million for fiscal 2008 increased from the loss on disposal of discontinued operations in the prior year of $50.8 million, primarily due to the absence of impairment losses recorded on the property, plant and equipment in the Greater New Orleans area and Midwest during fiscal 2007, as we adjusted the assets to fair value based on proceeds received and expected proceeds less costs to sell. The $4.7 million gain on disposal of discontinued operations for fiscal 2008 primarily consisted of a $2.6 million gain related to the sale of our Eight O'Clock Coffee business in fiscal 2003 due to the settlement of a contingent note whose value was based upon certain elements of the future performance of the Eight O'Clock Coffee business and was not originally recorded in the gain during fiscal 2003. In addition, during fiscal 2008, we recorded a gain of $1.8 million relating to the sale of land in the Greater New Orleans area.

NON-GAAP FINANCIAL MEASURES - ADJUSTED EBITDA
---------------------------------------------

         We present the non-GAAP financial measure of "Adjusted EBITDA" as a supplemental measure in the financial information made available, as it is among the primary measures used by our management to monitor and evaluate our liquidity and the performance of our business, as well as for the planning and forecasting of future periods. In addition, we have performance targets based on our Adjusted EBITDA for determining our incentive compensation and performance-based stock-based compensation. We believe that the presentation of these measures is relevant and useful for investors because it allows investors to view results in a manner similar to the method used by our management and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates.

         Adjusted EBITDA is not a presentation made in accordance with GAAP and our computation of Adjusted EBITDA may vary from others in our industry. Adjusted EBITDA has important limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         Adjusted EBITDA is defined as EBITDA adjusted to exclude the following, if applicable: (i) goodwill, long-lived asset and intangible asset impairment,
(ii) net restructuring and other charges, (iii) real estate related activity,
(iii) stock based compensation, (iv) pension withdrawal costs, (v) LIFO provision adjustments, (vi) insurance reserve adjustments, (vii) nonoperating loss/income, (viii) Equity in earnings of Metro, Inc., (ix) Gain on sale of Metro, Inc., (x) Loss on sale of Canadian operations and (xi) other items that management considers nonoperating in nature and excludes when evaluating the results of the ongoing business.

         The following tables reconcile our non-GAAP measure of "Adjusted EBITDA" to "Net loss" per our Consolidated Statements of Operations and to "Net cash used in operating activities" per our Consolidated Statements of Cash Flows prepared in accordance with GAAP (in thousands):

                                                            Fiscal 2009       Fiscal 2008      Fiscal 2007
                                                          ---------------  ---------------   --------------
Net Loss                                                    $   (876,498)    $   (143,335)    $   (161,082)
   Loss from discontinued operations                              95,848           53,730          247,660
   (Benefit from) provision for income taxes                     (21,994)           2,683            5,592
   Interest expense, net                                         192,889          157,000           97,868
   Depreciation and amortization                                 245,460          260,991          178,152
                                                            ------------     ------------     ------------
EBITDA                                                         (364,295)          331,069          368,190

Adjustments:
   Goodwill, trademark and long-lived asset impairment           477,180                -                -
   Net restructuring and other                                    16,670           35,864           19,320
   Real estate related activity                                   37,093           40,161          (14,057)
   Stock-based compensation                                        5,667            5,694            8,977
   Pension withdrawal costs                                        2,445           28,911            5,944
   IT services agreement with Metro                                    -                -           (5,792)
   Insurance reserve adjustment                                   40,445                -            9,813
   LIFO adjustment                                                  (842)           7,817            2,310
   Nonoperating loss (income)                                      9,181         (116,864)         (37,394)
   Gain on sale of Metro, Inc.                                         -                -         (184,451)
   Equity in earnings of Metro, Inc.                                   -                -           (7,869)
   Loss on sale of Canadian operations                                 -                -              436
                                                            ------------     ------------     ------------
Total adjustments to EBITDA                                      587,839            1,583         (202,763)
                                                            ------------     ------------     ------------
Adjusted EBITDA                                             $    223,544     $    332,652     $    165,427
                                                            ============     ============     ============

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued


                                                            Fiscal 2009       Fiscal 2008      Fiscal 2007
                                                          ---------------  ---------------   --------------
Net cash used in operating activities                       $    (41,917)    $     (1,299)    $    (43,619)
   Goodwill and trademark impairment                            (411,945)               -                -
   Long-lived asset impairment                                   (71,704)         (14,069)         (11,657)
   Self-insurance reserve                                        (53,452)               -           (9,813)
   Net interest expense                                          192,889          157,000           97,868
   Non-cash interest expense                                     (43,032)         (26,651)          (5,979)
   Financing fees related to bridge loan facility                      -                -          (25,421)
   Depreciation and amortization on discontinued operations            -                -           (8,637)
   Asset disposition initiatives                                 (55,675)         (38,217)        (135,107)
   Occupancy charges for normal store closures                   (43,746)         (21,711)          (7,800)
   (Loss) gain on disposal of owned property                        (153)          (1,086)          13,743
   Amortization of deferred real estate income                     4,482            4,497            4,571
   Loss from operations of discontinued operations                95,848           58,383          196,848
   (Benefit from) provision for income taxes                     (21,994)           2,683            5,592
   Deferred income tax benefit                                    15,985                -                -
   Employee benefit related                                      (18,219)               -                -
   Pension withdrawal costs                                       (2,445)         (28,911)          (5,944)
   LIFO adjustment                                                   842           (7,817)          (2,310)
   Stock compensation expense                                     (5,667)          (5,694)          (9,039)
   Nonoperating (loss) income                                     (9,181)         116,864           37,394
   Loss on sale of Canadian operations                                 -               -              (436)
   Gain on sale of Metro, Inc.                                         -               -           184,451
   Equity earnings of Metro, Inc.                                      -               -             7,869
   Changes in working capital                                     21,031           37,140            8,180
   Other assets                                                   11,968           16,017          (20,776)
   Other non-current liabilities                                  71,244           85,944           97,670
   Other, net                                                        546           (2,004)             542
                                                            ------------     ------------     ------------
EBITDA                                                          (364,295)         331,069          368,190

Adjustments:
   Goodwill, trademark and long-lived asset impairment           477,180                -                -
   Net restructuring and other                                    16,670           35,864           19,320
   Real estate related activity                                   37,093           40,161          (14,057)
   Stock-based compensation                                        5,667            5,694            8,977
   Pension withdrawal costs                                        2,445           28,911            5,944
   IT services agreement with Metro                                    -                -           (5,792)
   Insurance reserve adjustment                                   40,445                -            9,813
   LIFO adjustment                                                  (842)           7,817            2,310
   Nonoperating loss (income)                                      9,181         (116,864)         (37,394)
   Loss on sale of Canadian operations                                 -                -              436
   Gain on sale of Metro, Inc.                                         -                -         (184,451)
   Equity earnings of Metro, Inc.                                      -                -           (7,869)
                                                            ------------     ------------     ------------
Total adjustments to EBITDA                                      587,839            1,583         (202,763)
                                                            ------------     ------------     ------------
Adjusted EBITDA                                             $    223,544     $    332,652     $    165,427
                                                            ============     ============     ============

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES
---------------------------------------------------

Cash Flows
----------

         The following table presents excerpts from our Consolidated Statements of Cash Flows (in thousands):

                                               Fiscal 2009      Fiscal 2008       Fiscal 2007
                                               -----------      -----------       -----------
Net cash used in operating activities           $ (41,917)       $  (1,299)       $ (43,619)
Net cash used in investing activities             (62,966)         (64,530)        (357,130)
Net cash provided by financing activities         181,934          140,549          415,274

Net Cash Used in Operating Activities
-------------------------------------

          Net cash used in operating activities increased by $40.6 million during fiscal 2009 as compared to fiscal 2008. The increase in cash used in operations is primarily driven by lower sales and the related margin income as reflected in our $72.9 million decrease in net loss adjusted by non-cash charges. Management has been able to partially reduce the impact of lost income through a reduction in non-cash working capital of approximately $16.1 million (described in more detail below). We also experienced a reduction in self-insurance payments from 2008 of approximately $12.0 million, primarily due to prior year insurance payments including settlements related to Pathmark that had been delayed during transition of the acquisition.

       Net cash used in operating activities decreased by $42.3 million during fiscal 2008 as compared to fiscal 2007, primarily due to a $93.8 million increase in our net loss adjusted by our non-cash charges and a lower decrease in other non-current liabilities of $11.7 million. Partially offsetting this increase was a $36.8 million increase in other assets, and a $29.0 million decrease due to changes in our operating working capital excluding non-cash charges.

Net Cash Used in Investing Activities
-------------------------------------

        Net cash used in investing activities decreased by $1.6 million from fiscal 2008 to fiscal 2009, primarily due to a $29.6 million decrease in property expenditures and $5.9 million received during fiscal 2009 from the sale of a joint venture, partially offset by a $26.0 million decrease in proceeds from disposal of property and a $6.7 million decrease in proceeds from maturities of marketable securities. During fiscal 2009, property expenditures totaled $86.4 million, reflecting 5 new stores, 6 remodels and 4 store conversions, as compared to $116.0 million during fiscal 2008, which included 1 new store, 13 remodels, 16 major remodels, 1 major enlargement and 2 store conversions. Our planned capital expenditures for fiscal 2010 are expected to be between $75 million and $100 million and will focus primarily on improving our existing supermarkets.

         Net cash used in investing activities decreased by $292.6 million from fiscal 2008 to fiscal 2007, primarily reflecting the absence of the fiscal 2007 payments of $985.5 million relating to the purchases of Pathmark stores and Best Cellars Wine, Beer & Spirits stores, partially offset by the absence of the fiscal 2007 net proceeds of $548.8 million from the sale of shares of Metro, Inc., a decrease of $115.4 in proceeds from disposal of property and a decrease in restricted cash of $46.0 million.

Net Cash Provided by Financing Activities
-----------------------------------------

         Net cash provided by financing activities increased $41.4 million from fiscal 2008 to fiscal 2009, primarily due to $253.2 million in proceeds from the

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

issuance of long-term debt and $175.0 million from the issuance of preferred stock in fiscal 2009 (Refer to Debt Obligations discussion below for additional information), as well as the absence of the fiscal 2008 payment of $45.7 million upon our settlement of the Series A warrants. The increase in net cash provided by financing activities was partially offset by net principal payments of $360.8 million on our revolving lines of credit, primarily attributable to using a portion of the proceeds from the fiscal 2009 issuances of long-term debt and preferred stock to repay some of the outstanding borrowings, and payments of $27.6 million relating to the associated deferred financing costs. Also partially offsetting the increase in net cash provided by financing activities were decreased book overdrafts of $24.8 million, and the absence of the fiscal 2008 proceeds from a promissory note of $10.0 million.

         Net cash provided by financing activities decreased $274.7 million from fiscal 2007 to fiscal 2008, primarily due to the absence of the fiscal 2007 net proceeds of $532.5 million from long-term borrowings, $45.7 million paid in fiscal 2008 upon our settlement of the Series A Warrants, and the absence of the 2007 proceeds from financing warrants of $36.8 million. These decreases in cash were partially offset by increased net proceeds from our revolving lines of credit of $194.9 million, the absence of the fiscal 2007 payments for call options of $73.5 million, increase in deferred financing fees of $63.5 million, and increased book overdrafts of $29.0 million.

Working Capital
---------------

         We had working capital of $201.3 million at February 27, 2010, compared to working capital of $172.0 million at February 28, 2009. We had cash and cash equivalents aggregating $252.4 million at February 27, 2010 compared to $175.4 million at February 28, 2009. The increase in working capital was attributable primarily to the following:

o An increase in cash and cash equivalents primarily due to our issuances of Redeemable Preferred Stock and Senior Secured Notes in August 2009, partially offset by repayments of a portion of our variable debt and cash used in our operations; and
o A decline in accrued salaries, wages and benefits, primarily attributable to a reduction in the incentive compensation accrued for our executive and non-executive employees for fiscal 2009, based on our operating results;

Partially offset by the following:

o A decline in accounts receivable, primarily related to lower sales and faster collections resulting in a reduction in Days Sales Outstanding.
o A decline in prepaid expenses and other current assets mainly due to a decline in our deferred tax assets, partially offset by an increase in other current assets due to the timing of tax payments in relation to the filings of tax returns; and
o A decline in inventories primarily related to deflation and lower sales.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

Debt Obligations
----------------

         Our debt obligations consisted of the following (in thousands):

                                                                        Feb. 27, 2010   Feb. 28, 2009
                                                                        -------------   -------------
     Line of Credit, due December 31, 2009                              $         -        $   5,000
     Related Party Promissory Note, due August 2, 2011                       10,000           10,000
     5.125% Convertible Senior Notes, due June 15, 2011(1)                  155,333          147,717
     9.125% Senior Notes, due December 15, 2011 (1)                          12,840           12,840
     6.750% Convertible Senior Notes, due December 15, 2012 (1) (2)         223,838          215,053
     11.375% Senior Secured Notes, due August 4, 2015                       253,668                -
     9.375% Notes, due August 1, 2039 (1)                                   200,000          200,000
     Borrowings under Credit Agreement                                      132,900          331,783
     Other                                                                    1,971            2,254
                                                                          ---------        ---------
       Total debt                                                           990,550          924,647
         Less current portion of long-term debt                                (191)          (5,283)
                                                                          ---------        ---------
     Long-term debt                                                       $ 990,359        $ 919,364
                                                                          =========        =========

(1)      Represent public debt obligations.
(2) Our 6.750% Convertible Notes are subject to new accounting guidance for convertible debt instruments with cash settlement features as our estimated nonconvertible debt borrowing rate of approximately 12% is higher than the current contractual rate on these notes. As a result of adopting this guidance during fiscal 2009, we reclassified $26.4 million of debt and deferred financing costs to "Additional paid-in capital", net of deferred taxes. We also retrospectively recognized cumulative additional non-cash interest expense of $3.9 million from the date of issuance of these Convertible Senior Notes through February 28, 2009. Refer to Note 10 to our Consolidated Financial Statements - Indebtedness and Other Financial Liabilities for additional information.

         The increase in our debt obligations was primarily due to the August 4, 2009 issuance of $260.0 million of 11.375% senior secured notes due 2015 (the "Notes") at a price equal to 97.385% of their face value. The Notes represent second lien secured obligations, guaranteed by all of our Company's domestic subsidiaries. The Notes bear interest at a fixed rate of 11.375% payable semi-annually in cash. As of February 27, 2010, the carrying value of the notes was $253.7 million. The proceeds from this offering and our preferred stock offering on August 4, 2009 were used to repay a portion of our existing variable debt and for operating purposes.

         The Notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and only to non-U.S. investors pursuant to Regulation S outside the United States. The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes contain customary covenants found in secured notes, including, among other things, restrictions on the incurrence of additional indebtedness, asset sales, liens and restricted payments.

         Pursuant to a registration rights agreement dated August 4, 2009, we have agreed to exchange the Notes for a new issue of substantially identical debt securities registered under the Securities Act. Our Company has agreed to use commercially reasonable efforts to file a registration statement, to cause it to be effective with the SEC, and to consummate the exchange offer prior to August 4, 2011. If such registration statement ceases to be effective during the registration period, subject to certain exceptions, we will be required to pay 0.25% of additional per annum interest for the first 90-day period immediately following the agreed upon registration date, increased by an additional 0.25% per annum for each subsequent 90-day period, up to the maximum additional rate of 1.0% per annum thereafter, or $2.6 million per year, until the exchange offer is made. We currently do not have a liability recorded with respect to this arrangement, as we believe that the payment is improbable.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         The increase in the total value of our debt from February 27, 2009 to February 28, 2010 was also affected by the interest accretion on our Convertible Senior Notes.

         Our call options and financing warrant transactions, which we entered into concurrent with the offering of our Convertible Senior Notes in December 2007, effectively increased the conversion price of the 5.125% Notes to $46.20 or a 65% premium and increase the conversion price of the 6.750% Notes to $49.00 or a 75% premium. On or about October 3, 2008, Lehman Brothers OTC Derivatives, Inc. or "LBOTC," which accounts for 50% of our call option and financing warrant transactions, filed for bankruptcy protection, which is an event of default under such transactions. We are carefully monitoring the developments affecting LBOTC, noting the impact of the LBOTC bankruptcy effectively reduced conversion prices for 50% of our convertible senior notes to their stated prices of $36.40 for the 5.125% Notes and $37.80 for the 6.750% Notes. In the event we terminate these transactions, or they are canceled in bankruptcy, or LBOTC otherwise fails to perform its obligations under such transactions, we would have the right to monetary damages in the form of an unsecured claim against LBOTC in an amount equal to the present value of our cost to replace these transactions with another party for the same period and on the same terms.

         Our debt agreements contain customary covenants including, among other things, restrictions on the incurrence of additional indebtedness, asset sales, liens and restricted payments. We have no financial ratio covenants with respect to any of our debt obligations.

         Credit Agreement. On July 23, 2009, our Company amended the December 27, 2007 $675 million Amended and Restated Credit Agreement with Banc of America Securities LLC and Bank of America, N.A., as the co-lead arranger ("Credit Agreement") in connection with the private offering of senior secured notes and the sale of preferred stock, which expires in December 2012. The amended agreement increased the applicable margins on credit advances, reduced commitments by $20.0 million, reduced the collateral advance and provided for certain other amendments. Subject to borrowing base requirements, the amended $655.0 million Credit Agreement provides for a term loan of $82.9 million, a term loan of $50.0 million and a revolving credit facility of $522.1 million enabling us to borrow funds and issue letters of credit on a revolving basis. The Credit Agreement also provides for an increase in commitments of up to an additional $100.0 million, subject to agreement of new and existing lenders. Our obligations under the Credit Agreement are secured by certain assets of our Company, including, but not limited to, inventory, certain accounts receivable, pharmacy scripts, certain owned real estate and certain Pathmark leaseholds. The Pathmark leaseholds were removed as eligible collateral throughout fiscal 2009, which resulted in the total reduction in the borrowing availability under the revolving credit facility of approximately $73.0 million. Borrowings under the Credit Agreement bear interest based on LIBOR or Prime interest rate pricing. The terms of this agreement restrict our ability to pay cash dividends on common shares. Subject to certain conditions, we are permitted to make bond repurchases and may do so from time to time in the future.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         As of February 27, 2010, we had the following availability under our amended Credit Agreement and other resources, available to reduce our obligations or use in our future operations:

                                                                Amount       Expiration Date
                                                                ------       ---------------
     Amended $655.0 Credit Agreement                            $ 655,000       December 2012
         Borrowing base collateral adjustment                    (116,304)
                                                                ---------
         Available for borrowing                                  538,696(1)
     Loans outstanding                                           (132,900)
     Letters of Credit Outstanding                               (202,325)
                                                                ---------
     Net available borrowings as of February 27, 2010           $ 203,471
                                                                =========

     Invested cash                                              $ 168,647
                                                                =========

-------------------------------------------
(1) The availability under the credit agreement is limited to the value assigned to the collateral supporting the credit agreement.

         We operate under an annual operating plan which incorporates the specific operating initiatives we expect to pursue and the anticipated financial results of our Company. We believe that our present cash resources, including additional liquidity provided by the proceeds from the August 2009 preferred stock investment and the Senior Secured Notes Financing, available borrowings from our Credit Agreement and other sources, are sufficient to meet our needs for the next twelve months.

         During fiscal 2009, we implemented a number of labor rationalization initiatives designed to reduce the number of our store and administrative personnel, including a program during the fourth quarter of the year designed to reduce our administrative labor expenses in excess of 15%, or approximately $20 million per year. We expect to use the resulting savings to support store and performance initiatives designed to improve our business and increase future sales. Although we may decide to retire a portion of our debt, we do not have any significant long-term debt maturities until fiscal 2011 and currently believe that we have adequate access to capital markets to generate additional resources to address our upcoming maturities in the next several years. We are evaluating a number of capital raising alternatives and will communicate our plans at the appropriate time. However, the availability and cost of financing to our Company could be greatly affected if our results of operations do not improve, by future changes in our credit ratings, and due to a decline in capital market conditions. There is no assurance that we will have the liquidity necessary to operate our business.

         Our existing corporate rating with Moody's Investors Service ("Moody's") is Caa2 with a negative outlook. Our senior unsecured debt is rated Caa3, our senior secured notes are rated Caa1 and our liquidity rating is SGL-3.

         Our corporate credit rating with Standard & Poor's Ratings Group ("S&P") is B- with a stable outlook. Our senior unsecured debt is rated CCC, and our recovery rating is 6, indicating that unsecured bond holders can expect a negligible (0%-10%) recovery in the event of a payment default. Our senior secured notes are rated B-, with a recovery rating of 4, indicating that lenders can expect an average recovery (30%-50%) in the event of a payment default. Our preferred stock rating is CCC-.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

Redeemable Preferred Stock
--------------------------

         On August 4, 2009, our Company issued 60,000 shares of 8.0% Cumulative Convertible Preferred Stock, Series A-T, without par value, to affiliates of Tengelmann Warenhandelsgesellschaft KG ("Tengelmann") and 115,000 shares of 8.0% Cumulative Convertible Preferred Stock, Series A-Y, without par value, to affiliates of Yucaipa Companies LLC ("Yucaipa"), together referred to as the "Preferred Stock," for approximately $162.8 million, after deducting approximately $12.2 million in closing and issuance costs. Each share of the Preferred Stock has an initial liquidation preference of one thousand dollars, subject to adjustment.

         The Preferred Stock is convertible into shares of our Company's common stock, par value $1.00 per share (the "Common Stock"), at an initial conversion price of $5.00 per share of Common Stock. The Preferred Stock is convertible upon the one-year anniversary of the issuance of Preferred Stock, or August 5, 2010, provided that prior to receiving shareholder approval, the Preferred Stock was not exercisable into greater than 19.99% of the Common Stock outstanding prior to the issuance of the Preferred Stock. The 57,750 shares that were originally convertible without shareholder approval were recorded within temporary stockholders' equity upon issuance since the shares are (i) redeemable at the option of the holder and (ii) have conditions for redemption which are not solely within the control of the Company. The 117,250 shares that originally required shareholder approval in order to become convertible were initially recorded as a "Preferred stock liability". On December 15, 2009, we obtained shareholder approval authorizing the convertibility of the shares originally recorded within "Preferred stock liability", and reclassified $109.5 million to temporary equity, representing the book value of the liability on December 15, 2009 net of the related debt issuance costs. As of February 27, 2010, the entire Preferred Stock issuance was recorded within temporary stockholders' equity.

         The holders of our Convertible Preferred Stock have the right to cast votes together with the holders of our common stock on an as-converted basis. Our Company is required to redeem all of the outstanding Preferred Stock on August 1, 2016 (the "Maturity Date"), at 100.0% of the liquidation preference, plus all accrued and unpaid dividends. Subject to the repurchase rights of the investors, the Preferred Stock is not redeemable prior to the Maturity Date. At any time after December 3, 2012, in the event of any fundamental change, the investors may elect to require our Company to repurchase the Preferred Stock in cash at 101.0% of the liquidation preference amount plus any accrued and unpaid dividends.

         The holders of the Preferred Stock are entitled to an 8.0% dividend, payable quarterly in arrears in cash or in additional shares of Preferred Stock if our Company does not meet the liquidity levels required to pay the dividends. If our Company makes a dividend payment in additional shares of Preferred Stock, the Preferred Stock shall be valued at the liquidation preference of the Preferred Stock and the dividend rate will be 8.0% plus 1.5%. Dividends and deferred financing fees amortization relating to preferred stock that was classified as a liability prior to receiving shareholder approval, were recorded within "Interest expense." During fiscal 2009, we recorded Preferred Stock dividends of $8.1 million, of which $3.5 million was recorded within "Interest expense" and the remaining $4.6 million was recorded within "Additional paid-in capital". In addition, during fiscal 2009, we recorded $1.0 million of deferred financing fees amortization, of which $0.4 million was recorded within "Interest expense" and the remaining $0.6 million was recorded within "Additional paid-in capital". All future dividends and deferred financing fees amortization will be recorded within "Additional paid-in capital," in the absence of retained earnings.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         In connection with the Preferred Stock issuance, we agreed to register all of the shares of common stock beneficially owned by Tengelmann and Yucaipa, including the shares issuable upon conversion of the convertible preferred stock, no later than February 6, 2010. Such filing was not made by the required date. According to our current shareholder agreements with Tengelmann and Yucaipa, we are required to pay liquidated damages for each day we are in default, at a rate equivalent to 1% of the value of the related shares per year. We do not expect the amount of damages to be material and are planning to file the required registration statement following the filing of our Fiscal 2009 Form 10-K, which will cure this default.

Share Lending Agreeements
-------------------------

         We have share lending agreements with certain financial institutions, pursuant to which we loaned 8,134,002 shares of our stock of which 6,300,752 shares were sold to the public on December 18, 2007 in a public offering to facilitate hedging transactions relating to the issuance of our 5.125% and 6.750% Senior Convertible Notes. We did not receive any proceeds from the sale of the borrowed shares. We received a nominal lending fee from the financial institutions pursuant to the share lending agreements. Any shares we loan are considered issued and outstanding. Investors that purchase borrowed shares are entitled to the same voting and dividend rights as any other holders of our common stock; however, the financial institutions do not have rights pursuant to the share lending agreements. During fiscal 2009, Bank of America, N.A., who is a party to our share lending agreement, returned 2,500,000 shares, and we currently have 5,634,002 of loaned shares outstanding under the share lending agreements.

         The borrowed shares must be returned to us no later than December 15, 2012 or sooner if certain conditions are met. If an event of default should occur under the share lending agreement and a legal obstacle exists that prevents the borrower from returning the shares, the borrower shall, upon written request of our Company, pay our Company in lieu of the delivery of loaned shares to settle its obligation. On September 15, 2008, Lehman and certain of its subsidiaries, including Lehman Europe, filed a petition under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court and/or commenced equivalent proceedings in jurisdictions outside of the United States (collectively, the "Lehman Bankruptcy"). Lehman Europe is party to a 3,206,058 share lending agreement with our Company. Due to the circumstances of the Lehman Bankruptcy, we have recorded these loaned shares as issued and outstanding effective September 15, 2008, for purposes of computing and reporting our Company's basic and diluted weighted average shares and earnings per share.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

Summary of Contractual Obligations and Commitments:
--------------------------------------------------

         As of February 27, 2010, we had the following contractual obligations and commitments:

                                                         Payments Due by Period (in millions)
                                               ----------------------------------------------------------
         Contractual                                      Less than    1 - 3       4 - 5
         Obligations                           Total       1 Year      Years       Years       Thereafter
         -----------                           -----       ------      -----       -----       ----------
   Debt (1)                                  $  1,037.7   $    0.2   $    576.1   $    0.5   $    460.9
   Capital Leases (2)                             248.2       28.2         52.2       42.2        125.6
   Operating Leases   (2)                       1,671.6      198.7        370.7      309.7        792.5
   Long-term Real Estate
      Liabilities (2)                             524.5       36.5         73.6       75.7        338.7
   Pension Obligations (3)                        185.7        7.0         13.7       13.6        151.4
   Postretirement
      Obligations (4)                              97.3        1.9          4.3        5.0         86.1
   Occupancy Payments (5)                         530.3       67.2        117.6      103.9        241.6
   Severance Payments (6)                          15.0       14.2          0.7        0.1            -
   Pension Withdrawal
      Payments (7)                                146.9       10.6         37.2       21.2         77.9
   Interest (8)                                   774.3       75.9        131.4       96.8        470.2
   Preferred Stock dividends(9)                    89.8       14.0         28.0       28.0         19.8
   Postemployment
      Obligations (10)                             11.6        3.4          2.4        1.6          4.2
   Defined Contribution Plans (11)                  8.0        8.0            -          -            -
   Multi-employer Pension
      Plans (11)                                   62.3       62.3            -          -            -
   Other Service Contracts (12)                   219.0        8.3         16.7       16.2        177.8
Purchase Commitments (13)
      Equipment Purchases                           6.7        6.7            -          -            -
      Equipment Rentals                             0.8          -          0.7        0.1            -
      Suppliers                                   414.8       45.4         93.2       95.8        180.4
      Manufacturers/Vendors                        63.9       16.6         27.6       18.5          1.2
      Service Contracts                            37.3       16.7         20.6          -            -
      Transportation Services                     178.5       45.3         91.0       42.2            -
      Marketing Contracts                          56.2       39.0         17.2          -            -
      Consulting                                    3.1        3.1            -          -            -
                                             ----------   --------   ----------   --------   ----------
Total (14)                                   $  6,383.5   $  709.2   $  1,674.9   $  871.1   $  3,128.3
                                             ==========   ========   ==========   ========   ==========

(1) Amounts represent contractual amounts due. Refer to Note 10 of our Consolidated Financial Statements - Indebtedness and Other Financial Liabilities for information regarding long-term debt. We expect to settle such long-term debt by several methods, including cash flows from operations.
(2) Amounts represent contractual amounts due. Refer to Note 11 of our Consolidated Financial Statements - Lease Obligations for information regarding capital leases, operating leases and long-term real estate liabilities.
(3) Amounts represent expected future cash contributions to our non-qualified defined benefit pension plans. Refer to Note 13 of our Consolidated Financial Statements - Retirement Plans and Benefits for information regarding our defined benefit pension plans.
(4) Amounts represent future benefit payments that were actuarially determined for our postretirement benefit obligation. Refer to Note 13 of our Consolidated Financial Statements - Retirement Plans and Benefits for information regarding our postretirement benefits.
(5) Amounts represent our future occupancy payments primarily relating to our asset disposition initiatives (refer to Note 7 to our Consolidated Financial Statements), discontinued operations (refer to Note 6 of our Consolidated Financial Statements) and store closures made during the normal course of business.
(6) Amounts primarily represent our severance obligations primarily relating to our fiscal 2009 labor rationalization initiatives.
(7)  Amount represents our pension withdrawal payments from multiemployer plans.
(8) Amounts represent contractual amounts due. Refer to Note 10 of our Consolidated Financial Statements for information regarding our interest payments. Note that amounts presented exclude estimates on current and future variable interest rate payments as these amounts cannot be estimated as of the balance sheet date due to the variability in our expected borrowings.
(9) Amount relates to dividends payable on preferred stock issued in August 2009. Refer to Note 12 of our Consolidated Financial Statements - Redeemable Preferred Stock for information regarding these dividends.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

(10) Amounts represent our future benefit payments that were actuarially determined for our short and long term disability programs. Refer to Note 13 of our Consolidated Financial Statements - Retirement Plans and Benefits for information regarding our postemployment obligations.
(11) Amounts represent our best estimate of our immediate funding requirements of defined contribution and multiemployer plans in which we participate. Defined contribution plan requirement primarily relates to our Company's 4% employer pension contribution relating to calendar 2009 which will be paid in fiscal 2010. Refer to Note 13 of our Consolidated Financial Statements - Retirement Plans and Benefits for information regarding these obligations.
(12) The amount represents our unfavorable service contract with GHI in connection with the purchase of Pathmark.
(13) The purchase commitments include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders. We expect to fund these commitments with cash flows from operations.
(14) The above table detailing our contractual obligations excludes our FIN 48 liability relating to our uncertain tax positions due to the fact that it will be settled with our net operating loss carryforwards and will not require the use of cash. As of February 28, 2010, we had gross unrecognized tax benefits of $1.4 million. We currently do not expect that this amount will significantly change in the next 12 months.

         In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases") for which we generally remained secondarily liable. As such, if any of the assignees were to become unable to make payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 27, 2010, 188 Assigned Leases remain in place.

Assuming that each respective assignee became unable to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned Leases to be approximately $572.1 million, which could be partially or totally offset by reassigning or subletting these leases.

         We have not repurchased any of our common stock and our Company's policy is to not pay dividends on common stock. As such, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2010. The terms of our Revolving Credit Agreement restrict the Company's ability to pay cash dividends on common shares. Holders of our Preferred Stock are entitled to dividend payments, which have been included in the above table.

MARKET RISK
-----------

         Market risk represents the risk of loss from adverse market changes that may impact our consolidated financial position, results of operations or cash flows. Among other possible market risks, we are exposed to interest rate risk. From time to time, we may enter hedging agreements in order to manage risks incurred in the normal course of business.

Interest Rates
--------------

         Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. As of February 27, 2010, we did not have cash flow exposure due to rate changes on any of our debt securities with an aggregate book value of $857.6 million, because they are at fixed interest rates ranging from 2.0% to 11.375%. However, we did have cash flow exposure on our committed and uncommitted lines of credit of $132.9 million due to our variable floating rate pricing. Accordingly, during fiscal 2009, fiscal 2008 and fiscal 2007, a presumed 1% change in the variable floating rate would have impacted interest expense by $2.1 million, $3.0 million, and $0.6 million, respectively.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

Foreign Exchange Risk
---------------------

         As of February 27, 2010, we did not have exposure to foreign exchange risk as we did not hold any significant assets denominated in foreign currency.

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

Self-Insurance Reserves
-----------------------

         Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll, legal costs and other data. Legal expenses incurred in connection with workers' compensation and general liability claims are charged to the specific claim to which costs pertain. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity). The total current and non-current liability for self-insurance reserves recorded at February 27, 2010 and February 28, 2009 was $282.6 million and $231.5 million, respectively. The discount rate used at February 27, 2010 and February 28, 2009 was 4.0%, and was based on the timing of the projected cash flows of future payments to be made for claims. A 1% increase in the discount rate would decrease the required liability by approximately $9.3 million and $7.0 million as of February 27, 2010 and February 28, 2009, respectively. Conversely, a 1% decrease in the discount rate would increase the required liability for the same periods by approximately $10.3 million and $8.0 million, respectively.

         During fiscal 2009, our worker's compensation and general liability reserves increased by approximately $51.1 million ($38.1 million for continuing operations and $13.0 million for discontinued operations), primarily due to a change in estimate of approximately $48.0 million related to the negative development of prior year claims and the change in the mix of claims between our continuing and discontinued operations, and the related state assessment for such claims of approximately $5.4 million. These estimates are determined by actuarial projections of losses. During fiscal 2008, the increase in our worker's compensation and general liability reserves was primarily related to a $24.7 million adjustment for Pathmark's opening balance sheet liabilities for self-insurance reserves based on information we obtained regarding facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized on that date, partially offset by payments made during fiscal

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

2008. During fiscal 2007, the increase in our workers' compensation and general liability reserves was primarily related to the acquisition of Pathmark on December 3, 2007, which increased the reserve by $86.7 million from fiscal 2006. Included in the change of $86.7 million was a $9.8 million charge for a change in estimate of self-insurance settlement costs for prior year claims related to Pathmark. There have been no other significant adjustments to our estimate and while we expect the estimates may change in the future due to the reasons previously stated, we believe our current liability is adequate.

Long-Lived Assets and Finite-Lived Intangibles
----------------------------------------------

         We review the carrying values of our long-lived assets and finite-lived intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is primarily based upon groups of assets and the undiscounted estimated future cash flows from such assets over the life of the primary asset within the asset group. If such review indicates impairment, we estimate the fair value of the assets within the group based on a variety of methods; including estimating market rents as a percentage of sales to value lease contracts and observation of market values based on third party information for land and buildings. We measure such impairment of long-lived assets as the difference between the carrying value and the fair value of the assets.

         During fiscal 2009, as a result of experiencing increasing cash flow losses within certain asset groupings, we determined that triggering events occurred for testing the related asset groups' long-lived assets for potential impairment. We estimated the future cash flows for these asset groups based on an internal analysis performed by management. The carrying value was not recoverable from their undiscounted future cash flows. We determined the fair value of these assets and, as a result, we recorded an impairment charge for these asset groups' long-lived assets, primarily consisting of favorable leases and other owned property of $65.2 million, $62.9 million of which related to Pathmark and $2.3 million of which related to the South (SuperFresh) reporting unit. These charges were recorded within "Goodwill, trademark and long-lived asset impairment" in our Consolidated Statements of Operations for fiscal 2009. In addition, during fiscal 2009, fiscal 2008 and fiscal 2007, we reported impairments due to store closures or conversions in the normal course of business of $6.5 million, $14.1 million and $11.7 million, respectively. These charges were recorded within "Store Operating, general and administrative expense" in our Consolidated Statements of Operations. During fiscal 2007, we also recorded impairments of $54.0 million relating to stores closed in the Greater Orleans and Midwest Markets within "Gain (loss) on disposal of discontinued operations."

         We believe that our estimates are appropriate based upon the current assumptions. The effects of changes in estimates of useful lives were not material to ongoing depreciation and amortization expense. We will continue to monitor our operating results in future periods to determine whether additional impairment testing is warranted for any of our asset groups experiencing operating losses. If current operating levels do not improve, we may have to record impairments of long-lived assets in the future.

Goodwill and Other Indefinite-Lived Intangible Assets
-----------------------------------------------------

         We test goodwill and other indefinite-lived intangibles for impairment in the fourth quarter of each fiscal year, unless events or changes in circumstances indicate that impairment may have occurred in an interim period. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Possible indicators of impairment include, but are not limited to: sustained operating losses or poor operating performance trends, a significant decline in our expected future cash flows for a reporting

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

unit, a decrease in our market capitalization below our book value for a sustained period of time, and an expectation that a reporting unit will be disposed of or sold.

         A two-step impairment test is performed for goodwill. The first step of the impairment analysis is performed by comparing the estimated fair value of each reporting unit to the related carrying value. We have eight reporting units, seven of which have goodwill and are assessed for impairment: North, Central, Waldbaums and South (SuperFresh), which comprise our Fresh reportable segment; Pathmark; Gourmet; and Food Basics and Beer, Wine & Sprits, which comprise our Other reportable Segment. In determining fair value, we make various assumptions, including our expectations of future cash flows based on projections or forecasts derived from its analysis of business prospects, economic or market trends and any regulatory changes that may occur. We estimate the fair value of the reporting unit using a net present value methodology, which is dependent on significant assumptions related to estimated future discounted cash flows, discount rates and tax rates. Our assumptions for our annual impairment included reduced shorter term internal revenue and profitability forecasts based on recent trends, partially offset by an estimate for improvement for business improvement initiatives and a perpetual growth rate for cash flow in the terminal year of approximately 1.5% for over 95% of the goodwill being assessed for impairment. We assumed a market-based weighted average cost of capital of 11.0% to discount cash flows and a blended federal and state tax rate of 42.0%. We determined that our carrying value exceeded our fair value in our Pathmark and South reporting units, indicating that goodwill was potentially impaired.

         During fiscal 2009, due to the severity and duration of operating losses within the Pathmark reporting unit, changes in our long-term forecasts relating to the Pathmark reporting unit and the significant impairment of long-lived assets within the Pathmark reporting unit, we recorded an impairment of $321.8 million representing the entire goodwill balance attributable to our Pathmark reporting unit in our third quarter. We noted additional impairment during our annual impairment analysis performed in the fourth quarter relating to the $23.7 million goodwill balance attributable to the South (SuperFresh) reporting unit. In determining these impairments, we performed the second step of the goodwill impairment test by calculating the implied fair value of goodwill by allocating the fair value to the assets and liabilities of the Pathmark and South reporting units, respectively, other than goodwill. The remaining difference between the fair value of the Pathmark and South reporting units and the sum of the allocated fair value of the assets and liabilities was considered the implied fair value of goodwill. The carrying value of goodwill exceeded its implied fair value of nil for both reporting units, resulting in full impairment of the carrying value of goodwill for these reporting units.

         Our computation of impairment utilized quantitative and qualitative information, any changes in which can impact the valuation of an intangible asset in a short period of time. We will continue to monitor the expected future cash flows of reporting units and the long-term trends of our market capitalization to assess the carrying value of our goodwill and intangible assets. We can provide no assurances that we will not be required to recognize an impairment of goodwill in the future due to market conditions or other factors related to our performance. These events could include a decline in the forecasted results in our business plan, such as changes in forecasted on-going profitability or capital investment budgets or changes in our interest rates. Recognition of additional impairment of a significant portion of our goodwill would negatively affect our Company's reported results of operations and total capitalization.

         We determined that the fair values of reporting units comprising our Fresh and Gourmet reportable segments exceeded the related carrying values, inclusive of goodwill of $97.1 million and $12.1 million, respectively, by over 100%. The fair value of our Other reportable segment exceeded its carrying value,

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

inclusive of $6.0 million of goodwill, by over 15%. Thus, a significant decrease in fair value would be required before the goodwill balance at these reporting units would have a carrying value in excess of the fair value.

         Our only other indefinite-lived intangible asset is the Pathmark trademark. Impairment loss is recognized when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value. We evaluated the fair value of the Pathmark trademark using the relief-from-royalty method with assumptions consistent with those used to fair value goodwill.

         Based on the lower revenues within our Pathmark reporting unit coupled with lower near term profitability projections and lower estimated market royalty rate expectations due to current general economic conditions, we concluded that a triggering event had occurred for an interim impairment test. The carrying value exceeded the indicated fair value of the Pathmark trademark, resulting in an impairment charge of $49.9 million during the third quarter of fiscal 2009. During the fourth quarter of fiscal 2009, we completed our annual impairment test of our indefinite-lived intangible asset and as a result of further lowering our anticipated revenue projections, concluded that additional impairment of $16.5 million was required. We currently estimate that the fair value of our trademark decreases by approximately $15.0 million for each 5 basis point decrease in the market royalty rate and by approximately $5.0 million for each 10% decline in revenue from our current projections. We believe that our estimates are appropriate based upon our current assumptions. However, we may be required to record impairment charges in future periods if our revenues differ from our current projections.

Closed Store and Closed Warehouse Reserves
------------------------------------------

         For closed stores and warehouses that are under long-term leases, we adjust the charges originally accrued for these events for (i) interest accretion, (ii) settlements on leases or sold properties, and (iii) changes in estimates in future sublease rental assumptions. Net adjustments, all of which have been disclosed in the Notes to the Consolidated Financial Statements, for changes have been cumulatively approximately 5% from the date of inception. Total adjustments for settlements on leases or sold properties and changes in estimates resulted in expenses of $36.5 million for continuing operations and $62.8 million for discontinued operations in fiscal 2009 due to significant declines in values in the real estate market resulting from deepening economic recession; expenses of $26.4 million for continuing operations and $29.6 million for discontinued operations in fiscal 2008, and expense of $4.1 million for continuing operations and income of $1.9 million for discontinued operations in fiscal 2007. Adjustments are predominantly due to fluctuations in the real estate market from the time the original charges are incurred until the properties are actually settled.

         As of February 27, 2010, we had recorded liabilities for estimated probable obligations of $250.1 million. Of this amount, $51.3 million relates to stores closed in the normal course of business, $20.4 million relates to stores and warehouses closed as part of the asset disposition initiatives (refer to Note 7 of our Consolidated Financial Statements), and $178.4 million relates to stores closed as part of our discontinued operations (refer to Note 6 of our Consolidated Financial Statements).

         Due to the long-term nature of the lease commitments, it is possible that current accruals, which are based on estimates of vacancy costs and sublease income, will change in the future as economic conditions change in the real estate market; however, we are unable to estimate the impact of such changes at this time and the existing obligations are our best estimate of these obligations at this time.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

Warrant Liability
-----------------

         We issued warrants, which are recorded as liabilities in our financial statements and marked to market each reporting period using the Black-Scholes option pricing model. The value of these liabilities change as a result of changes in our stock price, volatility, the remaining time until maturity, and the current risk-free interest rate.

Pension and Other Benefit Plans
-------------------------------

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

         The expected long-term rate of return for the plan was determined by weighing the expected returns for each asset class by the assets allocated to that class. The expected return for each asset class was based on our actuaries' capital market assumptions for real returns on standard asset classes and a long-term annual inflation range of 2.0% - 3.0%. We use independent actuaries to assist us in determining our long-term rate of return assumptions. For fiscal 2009, fiscal 2008 and fiscal 2007, we assumed return rates of 7.50%, 6.75% and 6.75%, respectively. Given the target asset allocation of 45-60% equities, 30-40% fixed income and 5-25% other, we consider the assumed return rates to be reasonable estimates of average expected long-term investment returns over the life of the plan. We will continue to examine our portfolio allocations to increase the likelihood of achieving our expected rate of return.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

         The weighted average discount rate, the weighted average rate of compensation increase and the expected long-term rate of return on plan assets used in our determination of our pension expense are as follows:

                                                                     Fiscal                 Fiscal              Fiscal
                                                                       2009                  2008                2007
                                                                ------------------    ------------------  -----------------
Weighted average discount rate                                         7.25%                 5.75%              5.75%
Weighted average rate of compensation increase                         3.00%                 2.75%              2.75%
Expected long-term rate of return on plan assets                       7.50%                 6.75%              6.75%

         To determine our pension benefit obligation as of February 27, 2010, we used a weighted average discount rate of 6.25% and a weighted average rate of compensation increase of 3.0%.

         The following illustrates the annual impact on pension expense of a 100 basis point increase or decrease from the assumptions used to determine the net cost for the fiscal year ending February 27, 2010 (in millions):

                                                                                                          Combined (Decrease)
                                                                 Weighted Average     Expected Return     Increase in Pension
                                                                   Discount Rate        on Plan Assets          Expense
                                                                ------------------    ------------------  -----------------
100 basis point increase                                               $  (2.8)              $  (3.1)           $  (5.9)
100 basis point decrease                                                   3.2                   3.1                6.3

         The following illustrates the annual impact on benefit obligation of a 100 basis point increase or decrease from the discount rate used to determine the benefit obligation at February 27, 2010 (in millions):


                                                                       (Decrease)/Increase
                                                                      in Pension Benefit
                                                                          Obligation
                                                                          ----------
100 basis point increase in discount rate                              $      (51.2)
100 basis point decrease in discount rate                                      61.3

         To determine our postretirement benefit obligation at February 27, 2010, we used a weighted average discount rate of 6.00%. The weighted average discount rate used to determine our postretirement expense for fiscal 2009 was 7.25%. The following illustrates the annual impact on the accumulated postretirement benefit obligation ("APBO") and postretirement benefit expense of a 100 basis point increase or decrease from the healthcare trends used to value them as of and for the year ended February 27, 2010 (in millions):

                                                                Increase/(Decrease)   Increase/(Decrease)
                                                                    in expense              in APBO
                                                                ------------------    ------------------
100 basis point increase in healthcare trends                           $       0.2            $      2.6
100 basis point decrease in healthcare trends                                  (0.2)                 (2.3)

         Our obligation to fund pension benefits for certain employees of Grocery Haulers, Inc. ("GHI") who handle transportation and logistics services for our Pathmark stores is accounted for as a contractual obligation at fair value. The discount rate is derived from published zero-coupon AA corporate bond yields. It is determined by considering the actual pattern of maturity of the benefit obligations of approximately fifteen years. We utilized a 5.75% discount rate to value this obligation as of February 27, 2010. Due to

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

their long-term nature, other assumptions used to value this contractual obligation, such as compensation levels, trends in health care costs, and certain related factors, such as turnover, retirement age and mortality, are reevaluated on an annual basis and are consistent with those used to determine the Projected Benefit Obligation for our pension plans. We use independent actuaries to assist us in determining the discount rate assumptions and measuring this obligation.

         The sensitivities to changes in the discount rate used to value the GHI contractual obligation as of February 27, 2010 are as follows (in millions):

                                                                Increase/(Decrease)    (Decrease)/Increase
                                                                    in expense           in GHI Obligation
                                                                ------------------    -----------------------------
100 basis point increase in discount rate                               $       0.3            $     (8.7)
100 basis point decrease in discount rate                                      (0.3)                 10.3

Inventories
-----------

         We evaluate inventory shrinkage throughout the year based on actual physical counts and record reserves based on the results of these counts to provide for estimated shrinkage between the store's last inventory and the balance sheet date. Physical inventory counts are taken every period for fresh inventory, approximately twice per fiscal year on a staggered basis for the remaining merchandise inventory in stores, and annually for inventory in distribution centers and for supplies. The average shrinkage rate resulting from the physical inventory counts is applied to the ending inventory balance in each store as of the balance sheet date to provide for estimated shrinkage from the date of the last physical inventory count for that location. Total inventory stock loss reserves amounted to approximately $18.9 million and $24.2 million as of February 27, 2010 and February 28, 2009, respectively. Adjustments to the stock loss reserve based on physical inventories were approximately 1% of our ending inventory balance as of February 27, 2010.

Income Taxes
------------

         As discussed in Note 17 to the Consolidated Financial Statements - Income Taxes, we record a valuation allowance for the entire U.S. net deferred tax asset since it is more likely than not that the net deferred tax asset would not be utilized based on historical cumulative losses. This valuation allowance could be reversed in future periods if we experience improvement in our U.S. operations.

         At February 27, 2010 and February 28, 2009, we had unrecognized tax benefits of $1.4 million and $162.8 million, respectively, that, if recognized would not affect the effective tax rate, as they would be offset by an increase in our valuation allowance. The decrease in our valuation allowance was primarily related to remeasurement of our uncertain tax positions. We do not expect that the amount of our gross unrecognized tax positions will change significantly in the next 12 months.

         We recognize interest and penalties as incurred within "Benefit from (provision for) income taxes" in our Consolidated Statements of Operations. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is more likely than not of being sustained in our Consolidated Financial Statements. Our Company makes estimates of the potential liability based on our assessment of all potential tax exposures. In addition, we use factors such as applicable tax laws and regulations, current information and past experience with similar issues to make these adjustments.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Management's Discussion and Analysis - Continued

CAUTIONARY NOTE
---------------

         This discussion may contain forward-looking statements about the future performance of our Company, and is based on our assumptions and beliefs in light of information currently available. We assume no obligation to update this information. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including but not limited to: competitive practices and pricing in the food industry generally and particularly in our principal markets; our relationships with our employees; the terms of future collective bargaining agreements; the costs and other effects of lawsuits and administrative proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect our cost of capital or the ability to access capital; supply or quality control problems with our vendors; changes in economic conditions, which may affect the buying patterns of our customers; and other factors discussed herein.

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Consolidated Statements of Operations
                (Dollars in thousands, except per share amounts)



                                                    Fiscal 2009       Fiscal 2008      Fiscal 2007
                                                   ------------      ------------      ------------
Sales                                              $  8,813,568      $  9,516,186      $  6,401,130
Cost of merchandise sold                             (6,146,808)       (6,613,150)       (4,431,299)
                                                   ------------      ------------      ------------
Gross margin                                          2,666,760         2,903,036         1,969,831
Store operating, general and
    administrative expense                           (2,790,154)       (2,949,822)       (2,009,071)
Goodwill, trademark and long-lived
    asset impairment                                   (477,180)                -                 -
                                                   ------------      ------------      ------------
Loss from operations                                   (600,574)          (46,786)          (39,240)
Loss on sale of Canadian operations                           -                 -              (436)
Gain on sale of Metro, Inc.                                   -                 -           184,451
Nonoperating (loss) income                               (9,181)          116,864            37,394
Interest expense                                       (193,058)         (157,591)         (112,218)
Interest and dividend income                                169               591            14,350
Equity in earnings of Metro, Inc.                             -                 -             7,869
                                                   ------------      ------------      ------------
(Loss) income from continuing operations
     before income taxes                               (802,644)          (86,922)           92,170
Benefit from (provision for) income taxes                21,994            (2,683)           (5,592)
                                                   ------------      ------------      ------------
(Loss) income from continuing operations               (780,650)          (89,605)           86,578
Discontinued operations:
    Loss from operations of discontinued
      businesses, net of tax benefit of $0
      for fiscal 2009, 2008, and 2007                   (95,848)          (58,383)         (196,848)
    Gain (loss) on disposal of discontinued
       operations, net of tax benefit of $0
       for fiscal 2009, 2008, and 2007                        -             4,653           (50,812)
                                                   ------------      ------------      ------------
Loss from discontinued operations                       (95,848)          (53,730)         (247,660)
                                                   ------------      ------------      ------------
Net loss                                           $   (876,498)     $   (143,335)     $   (161,082)
                                                   ============      ============      ============

Net (loss) income per share - basic:
    Continuing operations                          $     (14.79)     $      (1.76)     $       1.99
    Discontinued operations                               (1.80)            (1.05)            (5.69)
                                                   ------------      ------------      ------------
Net loss per share - basic                         $     (16.59)     $      (2.81)     $      (3.70)
                                                   ============      ============      ============

Net (loss) income per share - diluted:
    Continuing operations                          $     (26.12)     $      (4.35)     $       1.36
    Discontinued operations                               (3.22)            (1.06)            (5.59)
                                                   ------------      ------------      ------------
Net loss per share - diluted                       $     (29.34)     $      (5.41)     $      (4.23)
                                                   ============      ============      ============

Weighted average common shares outstanding:
    Basic                                            53,203,741        50,948,194        43,551,459
                                                   ============      ============      ============
    Diluted                                          29,771,904        50,883,221        44,295,214
                                                   ============      ============      ============

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
          Consolidated Statements of Stockholders' Equity (Deficit) and
                               Comprehensive Loss
                  (Dollars in thousands, except share amounts)

                                                                                        Accumulated    Retained
                                                                                           Other        Earnings
                                                      Common Stock         Additional   Comprehensive Stockholders'    Total
                                              -------------------------     Paid-in       Income      (Accumulated     Equity
                                                Shares         Amount       Capital        (Loss)       Deficit)      (Deficit)
                                              ------------   ----------    ----------    ----------    -----------    ----------
Balance at 2/24/2007                            41,589,195   $   41,589    $  212,868    $   22,888    $   177,103    $  454,448
Reclassification of debt and deferred
    financing costs upon retrospective
    adoption of new accounting guidance
    for convertible debt with cash
    settlement features                                  -            -        26,379             -              -        26,379
Net loss                                                 -            -             -             -       (161,082)     (161,082)
Stock options exercised                            585,087          585         9,992             -              -        10,577
Other share based awards                            11,604           12         9,027             -              -         9,039
Tax benefit of stock options                             -            -         2,640             -              -         2,640
Call options                                             -            -       (73,509)            -              -       (73,509)
Stock, options and warrants relating
    to acquisition of Pathmark                  14,915,069       14,915       212,576             -              -       227,491
Other comprehensive loss                                 -            -             -       (51,863)             -       (51,863)
                                              ------------   ----------    ----------    ----------    -----------    ----------
Balance at 2/23/2008, as adjusted for
  new accounting guidance for convertible
  debt                                          57,100,955       57,101       399,973       (28,975)        16,021       444,120
Net loss                                                 -            -             -             -       (143,335)     (143,335)
Stock options exercised                            107,891          108         2,105             -              -         2,213
Other share based awards                           465,953          466         5,228             -              -         5,694
Financing warrants and conversion
   features relating to convertible debt                 -            -        57,373             -              -        57,373
Other comprehensive loss                                 -            -             -       (76,172)             -       (76,172)
                                              ------------   ----------    ----------    ----------    -----------    ----------
Balance at 2/28/2009, as adjusted for
  new accounting guidance for convertible
  debt                                          57,674,799   $   57,675    $  464,679    $ (105,147)   $  (127,314)   $  289,893
Net loss                                                 -            -             -             -       (876,498)     (876,498)
Beneficial conversion feature related to
   preferred stock, net of accretion                     -            -        31,036             -              -        31,036
Dividends on preferred stock                             -            -        (4,572)            -              -        (4,572)
Preferred stock financing fees amortization              -            -          (562)            -              -          (562)
Returned shares under the Share Lending
   Agreement                                    (2,500,000)      (2,500)        2,500             -              -             -
Stock options exercised                             19,396           19            70             -              -            89
Other share based awards                           673,934          674         4,993             -              -         5,667
Other comprehensive loss                                 -            -             -        25,744              -        25,744
                                              ------------   ----------    ----------    ----------    -----------    ----------
Balance at 2/27/2010                            55,868,129   $   55,868    $  498,144    $  (79,403)   $(1,003,812)   $ (529,203)
                                              ============   ==========    ==========    ==========    ===========    ==========

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
          Consolidated Statements of Stockholders' Equity (Deficit) and
                         Comprehensive Loss - Continued
                             (Dollars in thousands)

Accumulated Other Comprehensive Loss Balances
---------------------------------------------

                                            Net Unrealized    Pension and    Accumulated
                                  Foreign    (Loss) / Gain       Other          Other
                                 Currency    on Marketable   Postretirement  Comprehensive
                                Translation    Securities       Benefits     Income (Loss)
                                -----------    ----------       --------     -------------
Balance at February 24, 2007     $   9,710      $     (22)     $  13,200      $  22,888
Current period change               (9,710)            22        (42,175)       (51,863)
                                 ---------      ---------      ---------      ---------
Balance at                               -              -        (28,975)       (28,975)
   February 23, 2008
Current period change                    -              -        (76,172)       (76,172)
                                 ---------      ---------      ---------      ---------
Balance at
   February 28, 2009                     -              -       (105,147)      (105,147)
Current period change                    -              -         25,744         25,744
                                 ---------      ---------      ---------      ---------
Balance at
   February 27, 2010             $       -      $       -      $ (79,403)     $ (79,403)
                                 =========      =========      =========      =========

Comprehensive Loss
------------------

                                                                   Fiscal 2009      Fiscal 2008       Fiscal 2007
                                                                  ------------      -----------      --------------
Net loss                                                          $  (876,498)      $ (143,335)      $    (161,082)
                                                                  ------------      -----------      --------------
Foreign currency translation adjustment, net of tax                         -                -              (9,710)
Net unrealized gain on marketable securities, net of tax                    -                -                  22
Pension and other postretirement benefits, net of tax                  25,744          (76,172)            (42,175)
                                                                  -----------       -----------      --------------
Other comprehensive income (loss), net of tax                          25,744          (76,172)            (51,863)
                                                                  -----------       -----------      --------------
Total comprehensive loss                                          $  (850,754)      $ (219,507)      $    (212,945)
                                                                  ============      ===========      ==============

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                           Consolidated Balance Sheets
           (Dollars in thousands, except share and per share amounts)

                                                                                 February 27,      February 28,
                                                                                     2010              2009
                                                                                  -----------      -----------
Assets
Current assets:
    Cash and cash equivalents                                                     $   252,426      $   175,375
    Restricted cash                                                                     1,993            2,214
    Restricted marketable securities                                                        -            2,929
    Accounts receivable, net of allowance for doubtful
      accounts of $8,728 and $8,463 at February 27, 2010
      and February 28, 2009, respectively                                             166,143          196,537
    Inventories, net                                                                  467,227          474,002
    Prepaid expenses and other current assets                                          43,374           67,465
                                                                                  -----------      -----------
      Total current assets                                                            931,163          918,522
                                                                                  -----------      -----------
Non-current assets:
    Property:
      Land                                                                            107,062          112,257
      Buildings                                                                       371,605          381,779
      Equipment                                                                     1,245,079        1,220,283
      Leasehold improvements                                                        1,325,236        1,358,515
                                                                                  -----------      -----------
    Total - at cost                                                                 3,048,982        3,072,834
      Less accumulated depreciation and amortization                               (1,651,011)      (1,481,584)
                                                                                  -----------      -----------
      Property owned, net                                                           1,397,971        1,591,250
      Property under capital leases, net                                               89,599          114,574
                                                                                  -----------      -----------
    Property, net                                                                   1,487,570        1,705,824
    Goodwill                                                                          115,197          483,560
    Intangible assets, net                                                            147,713          224,838
    Other assets                                                                      145,574          193,953
                                                                                  -----------      -----------
Total assets                                                                      $ 2,827,217      $ 3,526,697
                                                                                  ===========      ===========

Liabilities and Stockholders' Equity
Current liabilities:
    Current portion of long-term debt                                             $       191      $     5,283
    Current portion of obligations under capital leases                                13,702           11,574
    Current portion of real estate liabilities                                          4,220              716
    Accounts payable                                                                  227,779          221,073
    Book overdrafts                                                                    60,465           60,835
    Accrued salaries, wages and benefits                                              145,170          161,054
    Accrued taxes                                                                      31,802           39,404
    Other accruals                                                                    246,516          246,596
                                                                                  -----------      -----------
      Total current liabilities                                                       729,845          746,535
                                                                                  -----------      -----------
Non-current liabilities
    Long-term debt                                                                    990,359          919,364
    Long-term obligations under capital leases                                        136,880          147,921
    Long-term real estate liabilities                                                 329,363          330,196
    Deferred real estate income                                                        87,061           95,000
    Other financial liabilities                                                        13,946            4,766
    Other non-current liabilities                                                     936,209          993,022
                                                                                  -----------      -----------
Total liabilities                                                                   3,223,663        3,236,804
                                                                                  -----------      -----------

Series A redeemable preferred stock - no par value, $1,000 redemption value;
    authorized - 700,000 shares and none; issued - 175,000 and                    -----------      -----------
    none at Feb. 27, 2010 and Feb. 28, 2009, respectively                             132,757                -
                                                                                  -----------      -----------

Commitments and contingencies  (Refer to Note 22)

Stockholders' (deficit) equity:
    Common stock - $1 par value; authorized - 160,000,000 shares; issued and outstanding - 55,868,129 and 57,674,799 shares at February 27, 2010 and
      February 28, 2009, respectively                                                  55,868           57,675
    Additional paid-in capital                                                        498,144          464,679
    Accumulated other comprehensive loss                                              (79,403)        (105,147)
    Accumulated deficit                                                            (1,003,812)        (127,314)
                                                                                  -----------      -----------
      Total stockholders' (deficit) equity                                           (529,203)         289,893
                                                                                  -----------      -----------
    Total liabilities and stockholders' (deficit) equity                          $ 2,827,217      $ 3,526,697
                                                                                  ===========      ===========

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                          Fiscal 2009     Fiscal 2008       Fiscal 2007
                                                                          -----------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                  $  (876,498)    $   (143,335)    $   (161,082)
Adjustments to reconcile net loss to net cash used in
     operating activities (see next page)                                     939,370          279,133          203,079
Other changes in assets and liabilities, net of acquisitions:
     Decrease (increase) in receivables                                        30,838          (28,625)          37,098
     Decrease in inventories                                                    7,617           21,889          113,675
     (Increase) decrease in prepaid expenses and other current assets         (24,638)          (8,081)           3,696
     (Increase) decrease in other assets                                      (11,968)         (16,017)          20,776
     Increase (decrease) in accounts payable                                    6,189            5,850          (72,714)
     Decrease in accrued salaries, wages and benefits, and taxes              (38,118)         (21,177)         (42,345)
     (Decrease) increase in other accruals                                     (2,919)          (6,996)         (47,590)
     Decrease in other non-current liabilities                                (71,244)         (85,944)         (97,670)
     Other operating activities, net                                             (546)           2,004             (542)
                                                                          -----------      -----------      -----------
Net cash used in operating activities                                         (41,917)          (1,299)         (43,619)
                                                                          -----------      -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditures for property                                                (86,378)        (115,994)        (122,850)
     Proceeds from disposal of property                                        11,651           37,616          153,038
     Proceeds from sale of joint venture                                        5,914                -                -
     Purchase of businesses, net of cash acquired                                   -                -         (985,521)
     Disposal related expenditures for sale of Canadian operations                  -                -           (1,040)
     Proceeds from derivatives                                                      -                -            2,442
     Decrease in restricted cash                                                  221            1,499           47,463
     Net proceeds from the sale of shares of Metro, Inc.                            -                -          548,796
     Purchases of marketable securities                                             -                -          (32,700)
     Proceeds from maturities of marketable securities                          5,626           12,349           33,242
                                                                          -----------      -----------      -----------
Net cash used in investing activities                                         (62,966)         (64,530)        (357,130)
                                                                          -----------      -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of long-term debt                                 253,201                -        1,018,300
     Principal payments on long-term debt                                        (283)            (274)        (485,830)
     Proceeds under revolving lines of credit                                  39,450        1,683,823        1,027,335
     Principal payments on revolving lines of credit                         (238,333)      (1,521,940)      (1,060,336)
     Proceeds under line of credit                                                378           54,973                -
     Principal payments on line of credit                                      (5,378)         (61,573)               -
     Proceeds from issuance of preferred stock                                175,000                -                -
     Proceeds from promissory note                                                  -           10,000                -
     Settlement of Series A warrants                                                -          (45,735)               -
     Proceeds from long-term real estate liabilities                              170            3,150            8,528
     Principal payments on long-term real estate liabilities                   (1,081)          (1,147)            (671)
     Proceeds from sale-leaseback transaction                                   3,000                -                -
     Principal payments on capital leases                                     (11,198)          (9,015)          (2,187)
     Proceeds from the financing warrants                                           -                -           36,771
     Payments for the call options                                                  -                -          (73,509)
     (Decrease) increase in book overdrafts                                      (370)          24,400           (4,562)
     Deferred financing fees                                                  (27,617)           1,674          (61,782)
     Tax benefit on stock options                                                   -                -            2,640
     Dividends paid on preferred stock                                         (5,094)               -                -
     Proceeds from exercises of stock options                                      89            2,213           10,577
                                                                          -----------      -----------      -----------
Net cash provided by financing activities                                     181,934          140,549          415,274
                                                                          -----------      -----------      -----------
     Effect of exchange rate changes on cash and
        cash equivalents                                                            -              (78)              14
                                                                          -----------      -----------      -----------
Net increase in cash and cash equivalents                                      77,051           74,642           14,539
Cash and cash equivalents at beginning of year                                175,375          100,733           86,194
                                                                          -----------      -----------      -----------
Cash and cash equivalents at end of year                                  $   252,426      $   175,375      $   100,733
                                                                          ===========      ===========      ===========

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                Consolidated Statements of Cash Flows - Continued
                             (Dollars in thousands)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:
--------------------------------------------------------------------------

                                                                          Fiscal 2009    Fiscal 2008    Fiscal 2007
                                                                          -----------    -----------    -----------
     Depreciation and amortization                                         $ 245,460      $ 260,991      $ 186,789
     Impairment of goodwill and trademark                                    411,945              -              -
     Impairment of long-lived assets                                          71,704         14,069         11,657
     Nonoperating loss (income)                                                9,181       (116,864)       (37,394)
     Non-cash interest expense                                                43,032         26,651          5,979
     Stock compensation expense                                                5,667          5,694          9,039
     Pension withdrawal costs                                                  2,445         28,911          5,944
     Employee benefit related costs                                           18,219              -              -
     LIFO adjustment                                                            (842)         7,817          2,310
     Self-insurance reserve                                                   53,452              -          9,813
     Provision for deferred income taxes                                     (15,985)             -              -
     Asset disposition initiatives in the normal course of business           (2,167)         5,898        (20,215)
     Asset disposition initiatives relating to discontinued operations        57,842         32,319        155,322
     Non-cash occupancy charges for stores closed in the normal course
         of business                                                          43,746         21,711          7,800
     Losses (gains) on disposal of owned property and write-down of
         property, net                                                           153          1,086        (13,743)
     Amortization of deferred real estate income                              (4,482)        (4,497)        (4,571)
     (Gain) loss on disposal of discontinued operations                            -         (4,653)        50,812
     Loss on sale of Canadian operations                                           -              -            436
     Equity in earnings of Metro, Inc.                                             -              -         (7,869)
Financing fees relating to bridge loan facility                                    -              -         25,421
Gain on disposition of Metro, Inc.                                                 -              -       (184,451)
                                                                           ---------      ---------      ---------
Total non-cash adjustments to net loss                                     $ 939,370      $ 279,133      $ 203,079
                                                                           =========      =========      =========

                 See Notes to Consolidated Financial Statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
                   Notes to Consolidated Financial Statements
(Dollars in thousands, except share amounts, per share amounts, and where noted)

NOTE 1 -- Summary of Significant Accounting Policies

Basis of Presentation and Consolidation
---------------------------------------

         The consolidated financial statements include the accounts of The Great Atlantic & Pacific Tea Company, Inc. ("We," "Our," "Us" or "our Company") and all subsidiaries. All intercompany accounts and transactions have been eliminated.

         At February 27, 2010, we operated retail supermarkets in the United States. The operations are mainly in the Northeastern part of the U.S. Our principal stockholder, Tengelmann Warenhandelsgesellschaft KG ("Tengelmann") and its wholly-owned subsidiaries, owned 42.6% of our common stock as of February 27, 2010. Yucaipa Companies LLC ("Yucaipa") owned 4.6% of our common stock as of February 27, 2010. In addition to common stock, Tengelmann and Yucaipa have beneficial ownership of 60,000 shares and 115,000 shares of preferred stock, respectively, which are convertible into 12,000,000 shares and 23,000,000 shares of our common stock, respectively. Assuming all preferred shares are converted, Tengelmann and Yucaipa would have ownership of approximately 39% and 28%, respectively, of our common stock, which also represents their voting interest. Refer to Note 12 - Redeemable Preferred Stock for additional information.

         As discussed in Note 6 - Discontinued Operations, the operations for the Midwest and the Greater New Orleans areas have been classified as discontinued for all periods presented in our Consolidated Statements of Operations.

         Certain reclassifications have been made to prior year amounts to conform to current year presentation. Refer to Note 10 - Indebtedness and Other Financial Liabilities for reclassifications made upon our retroactive adoption of the new accounting guidance for convertible debt with cash settlement features.

Fiscal Year
-----------
         Our fiscal year ends on the last Saturday in February. Fiscal 2009 and fiscal 2007 were each comprised of 52 weeks, consisting of 13 four-week periods. Fiscal 2008 was comprised of 53 weeks, consisting of 12 four-week periods and one five-week period.

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

Vendor Allowances
-----------------
         Vendor allowances that relate to our Company's buying and merchandising activities consist primarily of advertising, promotional and slotting allowances. With the exception of allowances described below, all allowances are recognized when the related performance is completed and the related inventory is sold as a reduction of cost of goods sold. Lump-sum payments received for multi-year contracts are generally amortized on a straight line basis over the life of the contracts. Vendor rebates or refunds that are contingent upon our Company completing a specified level of purchases or remaining a reseller for a specified time period are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the rebate or refund to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that we can reasonably estimate the rebate or refund and it is probable that the specified target will be obtained. If we believe attaining the milestone is not probable, the rebate or refund is recognized as the milestone is achieved. Vendor reimbursement for coupons that can only be redeemed at a Company retail store are recorded as a reduction of cost of sales.

Advertising Costs
-----------------
         Media advertising costs are expensed in the period the advertisement is first shown. Other advertising costs, primarily costs to produce circulars and pay advertising agency fees, are expensed when incurred. We recorded advertising expense of $96.7 million for fiscal 2009, $92.0 million for fiscal 2008 and $77.7 million for fiscal 2007 ($73.3 million for continuing operations and $4.4 million for discontinued operations).

Pre-opening Costs
-----------------
         Non-capital expenditures incurred in opening new stores or remodeling existing stores are expensed as incurred. Rental costs incurred during the construction period are expensed.

Software Costs
--------------
         We capitalize externally purchased software and amortize it over five years. Amortization expense related to software costs for fiscal 2009, fiscal 2008 and fiscal 2007 was $5.6 million, $10.6 million and $4.8 million, respectively.

         We capitalize certain internally generated software costs after feasibility is reached which is concurrent (i) with the completion of the preliminary project stage, (ii) when management authorizes and commits to funding a software project, and (iii) when it is probable that the project will be completed and the software will be used to perform the function intended. In fiscal 2009, fiscal 2008 and fiscal 2007, we capitalized $0.9 million, $1.8 million and $3.6 million, respectively, of such software costs. These costs are amortized over five years. For fiscal 2009, fiscal 2008 and fiscal 2007, we recorded related amortization expense for continuing operations of $2.8 million, $3.5 million and $8.9 million, respectively. Also during fiscal 2009, fiscal 2008 and fiscal 2007, we capitalized $0.6 million, $16.2 million, and $3.6 million, respectively, of externally purchased software costs. The fiscal 2008 amount was related to the acquisition of Pathmark. These costs are being amortized over five years.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Externally purchased and internally developed software are classified in "Property - Equipment" on our Consolidated Balance Sheets.

Earnings (Loss) Per Share
-------------------------
         Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average shares outstanding for the reporting period. Diluted earnings (loss) per share reflects all potential dilution, using either the treasury stock method or the "if-converted" method, and assumes that the convertible debt, stock options, restricted stock, performance restricted stock, warrants, preferred stock, and other potentially dilutive financial instruments were converted into common stock on the first day of the period. If the conversion of a potentially dilutive security yields an antidilutive result, such potential dilutive security is excluded from the diluted earnings per share calculation. Refer to Note 18 - Earnings (Loss) per Share for the related calculations.

Cash and Cash Equivalents
-------------------------
         Short-term investments that are highly liquid with maturities of ninety days or less when purchased are deemed to be cash equivalents. These balances as well as credit card receivables of $39.7 million and $46.7 million at February 27, 2010 and February 28, 2009, respectively, are included in "Cash and cash equivalents" on our Consolidated Balance Sheets.

Restricted Cash
---------------
         Our restricted cash balances represent monies held in escrow for services which our Company is required to perform in connection with the sale of our real estate properties.

Accounts Receivable
-------------------
         Our accounts receivables primarily include amounts due from vendor allowances, third party insurance billings and receivables from subtenants.

Inventories
-----------
         Store inventories are stated principally at the lower of cost or market with cost determined under the retail method. Under the retail method, the valuation of inventories at cost and resulting gross margins are determined by applying a cost-to-retail ratio for various groupings of similar items to the retail value of inventories. Inherent in the retail inventory method calculations are certain management judgments and estimates, including shrinkage, which could impact the ending inventory valuation at cost as well as the resulting gross margins. Perishables and pharmacy inventories are stated at cost. Distribution center and other inventories are stated at the lower of cost or market. As of February 27, 2010 and February 28, 2009, the cost of 63.5% and 61.0% of our inventories, respectively, was determined using the first-in, first out ("FIFO") method and the cost of 36.5% and 39.0% of our inventories, respectively, was determined using the last-in, first-out ("LIFO") method. At February 27, 2010 and February 28, 2009, the excess of estimated current costs over LIFO carrying values, or LIFO reserves, were approximately $9.3 million and $10.1 million, respectively.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

Long-Lived Assets and Finite-Lived Intangible Assets
----------------------------------------------------
         We review the carrying values of our long-lived assets and finite-lived intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is primarily based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates impairment, we measure such impairment of long-lived intangible assets as the difference between the carrying value and the fair value of the assets. Refer to Note 5 - Valuation of Long-Lived Assets for impairment analyses performed and the resulting impairment charges.

Property
--------
         Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Buildings are depreciated based on lives varying from twenty to forty years and equipment is depreciated based on lives varying from three to ten years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining available lease terms, up to a maximum life of 10 years. Property leased under capital leases is amortized over the lives of the respective leases or over their economic useful lives, whichever is shorter. Land is not subject to depreciation. During fiscal 2009, fiscal 2008 and fiscal 2007, in addition to the impairment losses discussed in Note 5 - Valuation of Long-Lived Assets, we disposed of certain assets, which resulted in losses from continuing operations of $0.1 million and $1.1 million and a net gain from continuing operations of $13.7 million, respectively.

Goodwill and Other Indefinite-Lived Intangible Assets
-----------------------------------------------------
         Goodwill and other intangibles with indefinite useful lives that are not subject to amortization are tested for impairment in the fourth quarter of each fiscal year, or more frequently whenever events or changes in circumstances indicate that impairment may have occurred. Possible indicators of impairment include, but are not limited to sustained operating losses or poor operating performance trends, a significant decline in our expected future cash flows for a reporting unit, a decrease in our market capitalization below our book value for a sustained period of time, significant impairment of long-lived assets, or an expectation that a reporting unit will be disposed of or sold. When indicated, we perform an evaluation to determine if impairment has occurred. If impairment is identified, we measure and record the amount of the impairment loss.

         For goodwill, the first step of the impairment analysis is performed by comparing the estimated fair value of each reporting unit to the related carrying value of the net assets of that reporting unit. We have eight reporting units, seven of which have goodwill and are assessed for impairment: North, Central, Waldbaums and South (SuperFresh), which comprise our Fresh reportable segment; Pathmark; Gourmet; and Food Basics and Beer, Wine & Sprits, which comprise our Other reportable Segment. If the fair value of the reporting unit exceeds the carrying value of the net asset of that reporting unit, goodwill is not deemed to be impaired and no further testing is performed. If the carrying value of the net assets for a reporting unit exceeds the related fair value, the second step of the impairment test is performed to measure any potential impairment.

         The second step of the goodwill impairment test compares the fair value of the reporting unit's goodwill with the carrying value of goodwill. To determine the fair value of goodwill, the fair value of the reporting unit is allocated to all of its assets and liabilities, with the excess allocated to goodwill. If the carrying amount of a reporting unit's goodwill exceeds the fair value of that goodwill, an impairment loss is

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

recognized for the difference. Refer to Note 3 - Goodwill and Other Intangible Assets for impairment analyses performed and impairment charges recorded.

        Our only indefinite-lived intangible asset is the Pathmark trademark. We estimate the fair value of this intangible asset using the relief-from-royalty method, which uses assumptions related to projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value. Refer to Note 3 - Goodwill and Other Intangible Assets for impairment analyses performed and impairment charges recorded.

Current Liabilities
-------------------
         Certain accounts payable checks issued but not presented to banks frequently result in negative book balances for accounting purposes. Such amounts are classified as "Book overdrafts" on our Consolidated Balance Sheets.

         Liabilities for compensated absences of $58.8 million and $60.3 million at February 27, 2010 and February 28, 2009, respectively, are included in "Accrued salaries, wages and benefits" on our Consolidated Balance Sheets. We accrue for vested vacation pay earned by our employees.

Long-Term Real Estate Liabilities
---------------------------------
         Long-term real estate liabilities include the sales price of sale-leaseback transactions that did not qualify for sale-leaseback accounting. The proceeds received are recorded as long-term real estate liabilities on our Consolidated Balance Sheets and will not be recognized until our continuing involvement ceases.

         Long-term real estate liabilities also include various leases in which our Company received landlord allowances to offset the costs of structural improvements we made to the leased space. Because we had paid directly for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the accounting requirements to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and have been amortized over the lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 13 and 25 years and effective annual percentage rates between 4.74% and 71.14%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

Self-Insurance Reserves
-----------------------
         Our Consolidated Balance Sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The current and non-current liability for self-insurance reserves was $74.2 million and $208.4 million, respectively, at February 27, 2010 and $77.6 million and $153.9 million, respectively, at February 28, 2009. The current portion of these liabilities is included in "Other accruals" and the non-current portion is included in "Other non-current liabilities" on our Consolidated Balance Sheets. We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll, legal costs and other data. Legal expenses incurred in connection with workers' compensation and general liability claims are charged to the specific claim to which costs pertain. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         During fiscal 2009, our worker's compensation and general liability reserves increased by approximately $51.1 million ($38.1 million for continuing operations and $13.0 million for discontinued operations), primarily due to a change in estimate of approximately $48.0 million related to the negative development of prior year claims and the change in the mix of claims between our continuing and discontinued operations, and the related state assessment for such claims of approximately $5.4 million. These estimates are determined by actuarial projections of losses. During fiscal 2008, the increase in our worker's compensation and general liability reserves of $11.1 million was primarily related to a $24.7 million adjustment for Pathmark's opening balance sheet liabilities for self-insurance reserves based on information we obtained regarding facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized on that date, partially offset by payments made during fiscal 2008.

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

Redeemable Preferred Stock
--------------------------
         The initial carrying amount of our preferred stock issued in August 2009 was valued at fair value on the date of issuance, net of closing and issuance costs. Based on the terms of the preferred stock agreement, our preferred stock could not be converted into more than 19.99% of the common stock outstanding prior to its issuance without shareholder approval. The shares that were immediately convertible without shareholder approval were recorded within temporary stockholders' equity, and the shares requiring shareholder approval to become convertible were classified as a liability up to the date of receiving shareholder approval. The portion of the issuance originally classified within "Preferred stock liability" was recorded at its fair value, with the related issuance cost amortization recorded within "Interest expense" over its life. Dividends relating to preferred stock originally classified as a liability were also recorded within "Interest expense". Upon receiving the required shareholder approval authorizing the convertibility of the remaining shares on December 15, 2009, we have reclassified the book value of the liability on the date of the shareholder approval net of the related issuance costs, to temporary stockholders' equity. Refer to Note 12 - Redeemable Preferred Stock for additional information relating to our preferred stock issuance.

         Our preferred stock classified within temporary stockholders' equity is recorded at liquidation value, net of transaction costs and the embedded beneficial conversion feature. The discount for shares classified within temporary stockholders' equity is accreted through "Additional paid-in capital," in the absence of retained earnings, over the period from the date of issuance to the earliest redemption date. Dividends relating to preferred stock recorded within temporary stockholders' equity are recorded within "Additional paid-in capital," in the absence of retained earnings.

         Our preferred stock contains an embedded beneficial conversion feature since the fair value of our Company's common stock on the date of issuance was in excess of the effective conversion price. The

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

embedded beneficial conversion feature was recorded by allocating a portion of the proceeds equal to the intrinsic value of the feature to "Additional paid-in-capital". The intrinsic value of the feature is calculated on the issuance date by multiplying the difference between the quoted market price of our common stock and the effective conversion price by the number of common shares into which the shares recorded within temporary stockholders' equity convert. The resulting discount on the immediately convertible shares is recorded within "Additional paid-in capital" and is amortized over the period from the date of issuance to the stated redemption date. The additional beneficial conversion feature relating to preferred stock that became convertible and was reclassified to temporary equity upon receiving shareholder approval is amortized from December 15, 2009 through the stated redemption date. Refer to Note 12 - Redeemable Preferred Stock for additional information.

Comprehensive Loss
------------------
         Our other comprehensive loss relates to changes in foreign currency translation, pension and other postretirement benefits and unrealized gains (losses) on marketable securities available for sale.

Income Taxes
------------
         We provide deferred income taxes on temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax regulations. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized. Our Company records sales and use tax on a net basis (excluded from "Sales" and included in "Store operating, general and administrative expense" in our Consolidated Statements of Operations).

Recently Adopted Accounting Guidance
------------------------------------

         Postretirement Plans. In December 2008, the FASB issued new accounting guidance to expand employer's disclosures about plan assets of a defined benefit pension or other postretirement plan to include: (i) investment policies and strategies, (ii) the major categories of plan assets, (iii) the inputs and valuation techniques used to measure plan assets, (iv) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and (v) significant concentrations of risk within plan assets. Refer to Note 13 - Retirement Plans and Benefits for related disclosures.

         Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). During fiscal 2009, we adopted new accounting guidance, which allows net asset value to be used in estimating the fair value of alternative investments without readily determinable fair values. It also requires additional disclosures of redemption restrictions, unfunded commitments and investment strategies. Refer to Note 13 - Retirement Plans and Benefits for the application of this guidance to our disclosures of our Company's pension plan assets.

         Convertible Debt. During fiscal 2009, we adopted the new accounting guidance for convertible debt instruments that may be settled in cash upon conversion, which requires separate recognition of the liability and equity components of convertible debt instruments with cash settlement features in a manner that reflects an issuer's nonconvertible debt borrowing rate and accretion of the resulting debt discount over the expected life of the convertible debt. Financial statements for prior periods have been adjusted to reflect the retroactive application of this guidance. Refer to Note 10 - Indebtedness and Other Financial Liabilities for related disclosures and tables.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Other than Temporary Impairments. During fiscal 2009, we adopted the amended accounting guidance for determining whether impairment in debt securities should be considered other-than-temporary and the related accounting and disclosure requirements. The adoption of this guidance did not have a material effect on our consolidated financial statements.

         Fair Value Measurement. During fiscal 2009, we adopted the new accounting guidance relating to fair value measurements of our nonrecurring nonfinancial assets and nonfinancial liabilities, which include goodwill, long lived assets and store exit costs, and are measured at fair value to test for and measure impairment, when necessary. Refer to Note 3 - Goodwill and Other Intangible Assets and Note 5 - Valuation of Long-Lived Assets for a summary of impairment charges recorded during fiscal 2009.

         During fiscal 2009, we adopted the new accounting guidance for interim and annual disclosures of the fair value of financial instruments, and the methods and significant assumptions used to estimate fair value. During fiscal 2009, we also adopted the new accounting guidance for determining fair value when the volume level of activity for the asset or liability has significantly decreased and identifying transactions that are not orderly, as well as the expanded fair value disclosure requirements for all equity and debt securities by major security type. Refer to Note 4 - Fair Value Measurements for related disclosures.

         During fiscal 2009, we adopted the new accounting guidance for estimating the fair value of a liability when a quoted price in an active market for the identical liability is not available. The adoption of this guidance did not have a material impact on our consolidated financial statements.

         Intangible Assets. During fiscal 2009, we adopted the new accounting guidance relating to determining the useful life of intangible assets. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

         Business Combinations. During fiscal 2009, we adopted the new accounting guidance for business combinations for recognizing and measuring in the acquirer's financial statements of any noncontrolling interest in the acquiree, the identifiable assets and goodwill acquired and the liabilities assumed, including those that arose from contingencies. Our acquisition of Pathmark was not impacted by this guidance as it applies to transactions with acquisition dates during or after our fiscal 2009.

Recently Issued Accounting Guidance
-----------------------------------

         Fair Value Measurement. In January 2010, the FASB issued new accounting guidance requiring additional disclosures about the different classes of assets and liabilities measured at fair value, valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1 and 2. It also clarified guidance around disaggregation and disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. The current guidance is effective beginning with the first quarter of our fiscal 2010, except for the new disclosures relating to the Level 3 reconciliation, which are effective for the first quarter of our fiscal 2011. We do not expect that this guidance will have a material impact on our consolidated financial statements.

       Variable Interest Entities. In June 2009, the FASB issued new accounting guidance relating to consolidation of variable interest entities ("VIEs"), with additional disclosure requirements relating to involvement in VIEs. The new guidance is effective beginning with our fiscal 2010. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Share Lending Arrangements. In June 2009, the FASB issued new guidance on accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing, which requires share lending arrangements to be measured at fair value and recognized as a debt issuance cost, amortized using the effective interest method over the life of the financing arrangement as interest cost. The loaned shares are excluded from basic and diluted earnings per share, unless a default occurs. In case default becomes probable, expense equal to the fair value of the unreturned loaned shares, net of any probable recoveries, must be recognized. This guidance is effective beginning with our fiscal 2010, with retrospective application required. Our share lending arrangement with Lehman Europe, who is a party to a 3,206,058 share lending agreement with our Company (refer to Note 19 - Capital Stock), is subject to this default provision guidance as a result of their September 15, 2008 bankruptcy filing. In connection with Lehman Europe's default, we will record a retrospective adjustment of $28.3 million during the first quarter of fiscal 2010, which represents the fair value of the unreturned shares at September 15, 2008, to our third quarter of fiscal 2008 financial statements by charging "Store operating, general and administrative expense" and crediting "Additional Paid In Capital". In our Company's first quarter Form 10-Q for the 16 weeks ended June 19, 2010, this expense will be reflected as an adjustment to the opening "Accumulated deficit" within Stockholder's Equity, and the loaned shares will be included in basic and diluted earnings per shares, consistent with the earnings per share treatment in our filings since September 15, 2008.

NOTE 2 -- Acquisition of Pathmark Stores, Inc.

         On December 3, 2007, our Company completed the acquisition of 100% of Pathmark Stores, Inc. ("Pathmark") for $1.4 billion in cash, stock, assumed or retired debt, warrants and options. Pathmark is a regional supermarket chain with supermarkets in New York, New Jersey and Philadelphia metropolitan areas.

         The following unaudited pro forma financial information presents the combined historical results of the operations of our Company and Pathmark as if the Pathmark acquisition had occurred at the beginning of fiscal 2007. Certain adjustments have been made to reflect changes in depreciation, income taxes and interest expense that would have resulted from the change in the accounting base of certain assets and liabilities due to the acquisition, based on our Company's estimates of fair value and increased debt to fund the acquisition.

         The unaudited pro forma financial information for the 52-week fiscal year ended February 23, 2008 was prepared using the historical consolidated statement of operations of A&P and Pathmark for the 52 weeks ended February 23, 2008. This pro forma financial information is not intended to represent or be indicative of what would have occurred if the transactions had taken place on the dates presented and should not be taken as representative of the Company's future consolidated results of operations or financial position.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued


                                                          Historical          Pro Forma             Combined
                                                      February 23, 2008    Impact Pathmark     February 23, 2008
                                                      -----------------    ---------------     -----------------
         Sales                                            $6,401,130          $2,981,510           $9,382,640
         Income (loss) from continuing operations             86,578            (146,108)             (59,530)
         Net loss                                           (161,082)           (146,108)            (307,190)

         Net income (loss) per share - basic
                Continuing operations                     $     1.99                               $    (1.22)
                Discontinued operations                        (5.69)                                   (5.05)
                                                          ----------                               ----------
         Net loss per share - basic                       $    (3.70)                              $    (6.27)
                                                          ==========                               ==========

         Net income (loss) per share - diluted
                Continuing operations                     $     1.36                               $    (1.22)
                Discontinued operations                        (5.59)                                   (5.05)
                                                          ----------                               ----------
         Net loss per share - diluted                     $    (4.23)                              $    (6.27)
                                                          ==========                               ==========

         Included in this pro forma financial information for fiscal 2007 are
(i) non-recurring charges of $70.6 million for acquisition related costs, (ii) $9.8 million change in estimate of self-insurance settlement costs for prior year claims related to Pathmark and (iii) $27.3 million for fees and interest paid in connection with the Bridge Loan Facility. Excluded from this pro forma financial information for fiscal 2007 are gains of $37.4 million related to marked to market adjustments for (i) our Series A and Series B warrants acquired in connection with our purchase of Pathmark, (ii) our conversion feature of the 5.125% convertible senior notes and the 6.75% convertible senior notes, and
(iii) our financing warrants recorded in connection with the issuance of our convertible senior notes. Excluded from this pro forma financial information for fiscal 2007 is $7.9 million in equity earnings relating to our equity investment in Metro, Inc.

         For purposes of computing pro forma net income (loss) per share we used common shares outstanding at February 23, 2008 of 57,100,955 less shares borrowed in our share lending agreement of 8,134,002 as it reasonably approximates the merger effect on weighted average shares outstanding for fiscal 2007.

NOTE 3 - Goodwill and Other Intangible Assets

Goodwill
--------
         During the fourth quarter of fiscal 2007, we completed our acquisition of Pathmark. In connection with this purchase, we recorded Goodwill in the amount of $475.9 million. This goodwill is not deductible for tax purposes. We allocated goodwill to reporting units based on the relative fair values of the reporting units expected to benefit from our acquisition of Pathmark. We evaluate our reporting units on an annual basis and, if necessary, reassign goodwill using a fair value allocation approach.

         During fiscal 2007, we also completed the purchase of Best Cellars and recorded goodwill in the amount of $1.8 million within our Other segment.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         As of February 27, 2010 and February 28, 2009, our goodwill balance was $115.2 million and $483.6 million, respectively. Changes in the carrying amount of goodwill by reportable segment during fiscal 2009 were as follows:

                                     Fresh      Pathmark      Gourmet       Other        Total
                                   ---------    ---------    ---------    ---------    ---------
Balance as of February 28, 2009:
-------------------------------
   Goodwill                        $ 126,609    $ 338,048    $  12,720    $   6,183    $ 483,560
   Accumulated impairment losses           -            -            -            -            -
                                   ---------    ---------    ---------    ---------    ---------
                                     126,609      338,048       12,720        6,183      483,560

Adjustment to goodwill*               (5,792)     (16,208)        (610)        (209)     (22,819)
Impairment losses                    (23,704)    (321,840)           -            -     (345,544)

Balance as of February 27, 2010:
-------------------------------
   Goodwill                          120,817      321,840       12,110        5,974      460,741
   Accumulated impairment losses     (23,704)    (321,840)           -            -     (345,544)
                                   ---------    ---------    ---------    ---------    ---------
                                   $  97,113    $       -    $  12,110    $   5,974    $ 115,197
                                   =========    =========    =========    =========    =========

* During the second quarter of fiscal 2009, the amount of goodwill related to the Pathmark acquisition was reduced by $22.8 million as a result of an adjustment to the deferred tax valuation allowance that should have been released in connection with the original purchase price allocation.

         During the third quarter of fiscal 2009, we concluded that an interim triggering event had occurred for purposes of testing whether any portion of the $321.8 million goodwill balance attributable to our Pathmark reporting unit was impaired. Based on our testing, we impaired our goodwill by $321.8 million, as a result of which no goodwill remains at our Pathmark reporting unit. There were no triggering events during the third quarter of fiscal 2009 for our remaining reporting units.

         During the fourth quarter of fiscal 2009, we performed our annual goodwill impairment testing for our remaining reporting units (other than Pathmark) and recorded additional impairment of the full amount of the $23.7 million goodwill balance attributable to the South (SuperFresh) reporting unit.

         In calculating the impairments described above, we estimated the future discounted cash flows for each of these reporting units. These estimates included assumptions for reduced shorter term internal revenue and profitability forecasts based on recent trends, partially offset by an estimate for improvement expected from the impact of current business improvement initiatives expected to be delivered by fiscal 2011 and a perpetual growth rate for cash flow in the terminal year of approximately 1.5% for over 95% of the goodwill being assessed for impairment. We assumed a market-based weighted average cost of capital of 11.0% to discount cash flows and a blended tax rate of 42.0%. We determined that our carrying value in our Pathmark and South reporting units exceeded our fair value, indicating that goodwill was potentially impaired.

         As a result, we performed the second step of the goodwill impairment test by allocating the calculated fair value to the assets and liabilities (other than goodwill) for the Pathmark and South reporting units. As there was no excess fair value at either reporting unit after allocating of the calculated fair value to the assets and liabilities, the implied fair value of goodwill at the both reporting units was nil. Therefore, we recorded impairments at the Pathmark and South reporting units of $321.8 million and $23.7 million, respectively, during the third and fourth quarters of fiscal 2009. Subsequent to the impairment, no goodwill remains at the Pathmark or South reporting units.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         We determined that the fair values of reporting units comprising our Fresh and Gourmet reportable segments exceeded the related carrying values, inclusive of goodwill of $97.1 million and $12.1 million, respectively, by over 100%. The fair value of our Other reportable segment exceeded its carrying value, inclusive of $6.0 million of goodwill by over 15%. Thus, a significant decrease in fair value would be required before the goodwill balance at these reporting units would have a carrying value in excess of the fair value.

         We believe the assumptions used in calculating the estimated fair value of the reporting units are reasonable and attainable. However, we can provide no assurances that we will achieve such projected results. Further, we can provide no assurances that we will not have to recognize additional impairment of goodwill in the future due to other market conditions or changes in our interest rates. Recognition of additional impairment of a significant portion of our goodwill would negatively affect our Company's reported results of operations and total capitalization.

         There were no goodwill impairment charges recorded during fiscal 2008 and fiscal 2007.

Intangible Assets, net
----------------------
         Intangible assets, net, were acquired upon our acquisition of Pathmark in December 2007 and consisted of the following:

                                                       At February 27, 2010                     At February 28, 2009
                                        ---------------------------------------------       ---------------------------
                                        Weighted Avg.          Gross                         Gross
                                        Amortization         Carrying     Accumulated       Carrying        Accumulated
                                        Period (years)         Amount    Amortization        Amount        Amortization
                                        --------------       --------    ------------       --------       ------------
Loyalty card customer relationships                5          $ 19,200     $  7,595         $ 19,200         $  3,376
In-store advertiser relationships                 20            14,720        1,642           14,720              906
Pharmacy payor relationships                      13            75,000       12,870           75,000            7,100
Pathmark trademark                        Indefinite            60,900            -          127,300                -
                                                              --------     --------         --------         --------
Total                                                         $169,820     $ 22,107         $236,220         $ 11,382
                                                              ========     ========         ========         ========

         Based on the lower revenues within our Pathmark reporting unit coupled with lower near term profitability projections and lower estimated market royalty rate expectations due to current general economic conditions, we concluded that there was an interim triggering even during the third quarter of fiscal 2009. As a result, we determined that the carrying value exceeded the indicated fair value of the Pathmark Trademark, resulting in an impairment charge of $49.9 million. During the fourth quarter of fiscal 2009, we completed our annual impairment test of our indefinite-lived intangible asset and as a result of further lowering our anticipated revenue projections, concluded that additional impairment of $16.5 million was required, for a total impairment of $66.4 million recorded during fiscal 2009. We believe that our estimates are appropriate based upon our current assumptions. However, we may be required to record impairment charges in future periods if our revenues differ from our current projections.

         We believe that our amortizable intangible assets are not impaired. Amortization expense of these finite-lived Pathmark intangible assets for fiscal 2009, fiscal 2008 and fiscal 2007 was $10.7 million, $9.2 million, and $2.1 million, respectively.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         The following table summarizes the estimated future amortization expense for other intangible assets:

         2010                                              10,725
         2011                                              10,725
         2012                                               9,670
         2013                                               6,505
         2014                                               6,505
         Thereafter                                        42,683

Favorable Lease Rights
----------------------
         In connection with our acquisition of Pathmark in December 2007, we also acquired net favorable lease rights of $444.6 million, which had a balance of $401.2 and $440.5 million as of February 27, 2010 and February 28, 2009, respectively, and were recorded in "Property, net" and "Other non-current liabilities" in our Consolidated Balance Sheets. Net favorable lease rights are amortized on a straight-line basis until the end of the lease options but not more than 25 years. The weighted average life remaining of the net favorable lease rights at February 27, 2010 is 17.4 years. Amortization expense related to the net favorable lease rights was $20.1 million, $20.5 million and $4.8 million for fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Estimated annual amortization expense for the next five years is as follows: fiscal 2010 - $18.8 million, fiscal 2011 - $17.9 million, fiscal 2012 - $17.8 million, fiscal 2013 - $17.7 million and fiscal 2014 - $18.2 million.

NOTE 4 - Fair Value Measurements

         The accounting guidance for fair value measurement defines and establishes a framework for measuring fair value. Inputs used to measure fair value are classified based on the following three-tier fair value hierarchy:

         Level 1 - Quoted prices in active markets for identical assets or liabilities.

         Level 2 - Directly or indirectly observable inputs other than Level 1 quoted prices in active markets. Our Level 2 liabilities include warrants, which are valued using the Black Scholes pricing model with inputs that are observable or can be derived from or corroborated by observable market data. In addition, our investments in money market funds, which are considered cash equivalents, are classified as Level 2, as they are valued based on their reported Net Asset Value (NAV).

         Level 3 - Unobservable inputs that are supported by little or no market activity whose value is determined using pricing models, discounted cash flows, or similar methodologies, as well as instruments for which the determination of fair value requires significant judgment or estimation. Our Company's Level 3 assets include our restricted marketable securities for which there is limited market activity.

         A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         The following tables provide the assets and liabilities carried at fair value measured on a recurring basis as of February 27, 2010 and February 28, 2009:

                                                                      Fair Value Measurements at Feb. 27, 2010 Using
                                                                      ----------------------------------------------
                                                                      Quoted Prices   Significant Other   Significant
                                                  Total Carrying        in Active        Observable       Unobservable
                                                     Value at           Markets            Inputs            Inputs
                                                   Feb. 27, 2010        (Level 1)         (Level 2)         (Level 3)
                                                 ---------------       -----------      -------------     -------------
Assets:
------
Cash equivalents                                 $       158,695       $         -      $     158,695     $           -
                                                 ===============       ===========      =============     =============

Liabilities:
-----------
Series B Warrant                                 $        13,946       $         -      $      13,946     $           -
                                                 ===============       ===========      =============     =============

                                                                      Fair Value Measurements at Feb. 28, 2009 Using
                                                                      ----------------------------------------------
                                                                      Quoted Prices   Significant Other   Significant
                                                  Total Carrying        in Active        Observable       Unobservable
                                                     Value at           Markets            Inputs            Inputs
                                                   Feb. 28, 2009        (Level 1)         (Level 2)         (Level 3)
                                                 ---------------       -----------      -------------     -------------
Assets:
------
Cash equivalents                                 $         2,076       $         -      $       2,076     $           -
Restricted marketable securities                           4,857                 -                  -             4,857
                                                 ---------------       -----------      -------------     -------------
Total                                            $         6,933       $         -      $       2,076     $       4,857
                                                 ===============       ===========      =============     =============

Liabilities:
-----------
Series B Warrant                                 $         4,766       $         -      $       4,766     $           -
                                                 ===============       ===========      =============     =============

Level 3 Financial Assets
------------------------
         Our Level 3 financial assets include our restricted marketable securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. These securities were valued with the assistance of broker pricing models that incorporate transaction details such as contractual terms, maturity, timing and amount of future cash inflows, and assumptions about liquidity. As of February 27, 2010 and February 28, 2009, we had restricted marketable securities of nil and $4.9 million, respectively, which were held by Bank of America in the Columbia Fund. These securities were classified as available-for-sale and classified within "Restricted marketable securities" and "Other assets". On December 6, 2007, Bank of America froze the Columbia Fund as a result of the increased risk in subprime asset backed securities. As a result of this restriction on cash redemptions, we did not consider the Columbia Fund to be traded in an active market with observable pricing and these amounts were categorized as Level 3.

         The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period February 28, 2009 to February 27, 2010:

                                                                            Fair Value Measurements Using
                                                                           Significant Unobservable Inputs
                                                                                        (Level 3)
                                                                           --------------------------------
                                                                           Restricted Marketable Securities
                                                                           --------------------------------
Beginning Balance                                                                 $           4,857
     Total realized and unrealized gains (losses) included in:
         Realized losses (1)                                                                   (861)
         Other comprehensive income (2)                                                       1,635
     Settlements                                                                             (5,631)
                                                                                  -----------------
Ending Balance                                                                    $               -
                                                                                  =================

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

(1) Amounts are recorded in "Store operating, general and administrative expense" in the Consolidated Statements of Operations.
(2) Represents unrealized gains relating to Level 3 assets recorded during fiscal 2009, primarily as a result of the improved pricing of certain underlying securities included in the fund. As of February 27, 2010 and February 28, 2009, there were no investments with unrealized gains or losses in "Other comprehensive income (loss)."

         During fiscal 2009, fiscal 2008 and fiscal 2007, we received distributions from the Columbia Fund in the amount of $5.6 million, $12.3 million and $12.8 million, respectively, at an amount less than 100% of the net asset value of the fund, resulting in realized losses on these distributions of $0.9 million, $0.9 million and $0.2 million, respectively. In addition, during fiscal 2008 and fiscal 2007, we recorded losses of $1.3 million and $0.3 million, respectively, based on the ending net asset value of the Columbia Fund as the decline in net asset value was considered other than temporary at February 28, 2009 and February 23, 2008, respectively, and was not expected to be recovered from future distributions from the fund. During fiscal 2009, as a result of an increase in the net asset value compared to prior years, we were able to recover the previously recorded realized losses, resulting in a gain of $1.6 million, which was recorded within "Store operating, general and administrative expense."

Nonfinancial Assets and Liabilities Measured on a Nonrecurring Basis
--------------------------------------------------------------------
         Fair value measurements of our nonfinancial assets and nonfinancial liabilities on a nonrecurring basis using Level 3 inputs are primarily used in the impairment analyses of our goodwill and other indefinite-lived intangible assets, our long-lived assets and closed store occupancy costs. We perform our annual review of goodwill and other intangible assets for impairment in the fourth quarter of each fiscal year unless an interim triggering event has occurred indicating the possibility of an impairment. Refer to Note 3 - Goodwill and Other Intangible Assets for further information relating to the carrying value of our goodwill and other intangible assets and the goodwill impairment charge recorded during fiscal 2009. Long-lived assets and closed store occupancy costs were measured at fair value on a nonrecurring basis using Level 3 inputs, as unobservable inputs were used to measure their fair value. Refer to Note 5-Valuation of Long-Lived Assets, Note 6 - Discontinued Operations and Note 7 - Asset Disposition Initiatives for more information relating to the valuation of these assets and liabilities and the impairment of our long-lived assets.

Long-Term Debt
--------------
         The following table provides the carrying values recorded on our balance sheet and the estimated fair values of financial instruments as of February 27, 2010 and February 28, 2009:

                                                       As of February 27, 2010             As of February 28, 2009
                                                 ---------------------------------      -----------------------------
                                                      Carrying             Fair            Carrying           Fair
                                                       Amount              Value            Amount            Value
                                                 ---------------       -----------      -----------       -----------
Current portion of long-term debt                $           191       $       191      $     5,283       $     5,283
Long-term debt, net of related discount (1)              990,359           962,040          919,364           675,902

(1) The balance of our Long-term debt decreased by $23.1 million from the amount reported in our 2008 Annual Report on Form 10-K as a result of the retrospective application of the new accounting guidance for convertible debt, which we adopted during the first quarter of fiscal 2009. Refer to Note 10 - Indebtedness and Other Financial Liabilities for additional information.

         Our long-term debt includes borrowings under our line of credit, credit agreement, related party promissory note and our debt securities. The fair value of our debt securities are determined based on quoted market prices for such notes in non-active markets.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

NOTE 5 - Valuation of Long-Lived Assets

         We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is primarily based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates impairment exists, we measure such impairment as the difference between the fair value and carrying value of the asset.

         During fiscal 2009, fiscal 2008 and fiscal 2007, we recorded property impairment losses as follows:

                                         Fiscal 2009                        Fiscal 2008                       Fiscal 2007
                                ------------------------------   --------------------------------   ------------------------------
                                  CO(1)      DO(1)      Total       CO (1)     DO (1)     Total       CO (1)     DO (1)    Total
                                --------   --------   --------   ----------   --------   --------   ---------   --------   -------
Impairments due to closure/
  conversion in the normal
  course of business (2)        $  6,469   $      -   $  6,469   $   14,069   $      -   $ 14,069   $  11,657   $      -   $11,657
Impairments due to
  unrecoverable assets            65,235          -     65,235            -          -          -           -          -         -
Impairments related to our
  discontinued operations (3)          -          -          -            -          -          -           -     53,995    53,995
                                --------   --------   --------   ----------   --------   --------   ---------   --------   -------
Total                           $ 71,704   $      -   $ 71,404   $   14,069   $      -   $ 14,069   $  11,657   $ 53,995   $65,652
                                ========   ========   ========   ==========   ========   ========   =========   ========   =======

(1) The headings in the tables included above have been indexed with the following abbreviations: Continuing Operations (CO) and Discontinued Operations (DO).

(2) We review assets in stores planned for closure or conversion in the normal course of business for impairment upon determination that such assets will not be used for their intended useful lives. Impairment losses on the related property and equipment are recorded within "Store operating, general and administrative expense" in our Consolidated Statements of Operations.

(3) The fiscal 2007 impairment charge related to stores closed in the Greater New Orleans and Midwest Markets and was recorded within "Gain (loss) on disposal of discontinued operations, net of tax" in our Consolidated Statements of Operations, as discussed in Note 6 - Discontinued Operations.

Impairments due to unrecoverable assets
---------------------------------------
         During fiscal 2009, as a result of experiencing increasingly severe cash flow losses within certain asset groupings, we determined that a triggering event occurred during our third and fourth quarters for testing the related asset groups' long-lived assets for potential impairment. We estimated the future cash flows for these asset groups based on an internal analysis performed by management. The carrying value was not recoverable from their undiscounted future cash flows. As a result, we recorded an impairment charge of $65.2 million, primarily attributable to favorable leases and other owned property, to write down these asset groups' long-lived assets with a carrying amount of $177.7 million to their fair value of $112.5 million ($40.8 million was recorded in the third quarter and $24.4 million was recorded in the fourth quarter of fiscal 2009). The fourth quarter amount included $7.3 million of impairment charges for capital lease assets, which related to the third quarter of fiscal 2009. The fiscal 2009 impairment charges, $62.9 million of which related to Pathmark and $2.3 million of which related to South (SuperFresh) reporting unit, were recorded within "Goodwill, trademark and long-lived asset impairment" in our Consolidated Statements of Operations.

         The effects of changes in estimates of useful lives were not material to our ongoing depreciation expense.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

NOTE 6 -- Discontinued Operations

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

         Summarized below are the operating results for these discontinued businesses, which are included in our Consolidated Statements of Operations, under the captions "Loss from operations of discontinued businesses, net of tax" and "Gain (loss) on disposal of discontinued businesses, net of tax" for fiscal 2009, fiscal 2008 and fiscal 2007.

                                                                     Fiscal 2009           Fiscal 2008        Fiscal 2007
                                                                   --------------        --------------      -------------
Loss from operations of discontinued businesses
Sales                                                              $            -        $            -      $     562,654
                                                                   ==============        ==============      =============
Loss from operations of discontinued businesses, before tax               (95,848)              (58,383)          (196,848)
Tax benefit                                                                     -                     -                  -
                                                                   --------------        --------------      -------------
Loss from operations of discontinued businesses, net of tax        $      (95,848)       $      (58,383)     $    (196,848)
                                                                   ==============        ==============      =============

Gain (loss) on disposal of discontinued businesses
Property impairments                                               $            -        $            -      $     (53,995)
Gain on sale of fixed assets                                                    -                 4,653              3,183
                                                                   --------------        --------------      -------------
Gain (loss) on disposal of discontinued operations, before tax                  -                 4,653            (50,812)
Tax benefit                                                                     -                     -                  -
                                                                   --------------        --------------      -------------
Gain (loss) on disposal of discontinued businesses, net of tax     $            -        $        4,653      $     (50,812)
                                                                   ==============        ==============      =============

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Summarized below is a reconciliation of the liabilities related to restructuring obligations resulting from these activities.

                                                                            Fiscal 2009
                                        ------------------------------------------------------------------------------------
                                           Balance at        Interest                                            Balance at
                                            2/28/2009      Accretion (1)    Adjustments(2)   Utilization(3)       2/27/2010
                                        ---------------   --------------   ---------------   --------------      -----------
2007 Events
-----------
Occupancy                               $        70,583   $        8,974   $        46,075   $     (28,723)      $    96,909
Pension withdrawal                               59,239            3,674                37          (4,935)           58,015
                                        ---------------   --------------   ---------------   -------------       -----------
   2007 events total                            129,822           12,648            46,112         (33,658)          154,924

2005 Event
----------
Occupancy                                        60,327            3,291             5,916         (10,560)           58,974

2003 Events
-----------
Occupancy                                        18,712            1,194             5,814          (3,226)           22,494
                                        ---------------   --------------   ---------------   -------------       -----------
   Fiscal 2009 total                    $       208,861   $       17,133   $        57,842   $     (47,444)      $   236,392
                                        ===============   ==============   ===============   =============       ===========

                                                                            Fiscal 2008
                                        ------------------------------------------------------------------------------------
                                           Balance at        Interest                                            Balance at
                                            2/23/2008      Accretion (1)    Adjustments(2)   Utilization(3)       2/28/2009
                                        ---------------   --------------   ---------------   --------------      -----------
2007 Events
-----------
Occupancy                               $        62,873   $        9,382   $        28,959   $     (30,631)      $    70,583
Severance and pension withdrawal                 58,520            2,019             3,730          (5,030)           59,239
                                        ---------------   --------------   ---------------   -------------       -----------
   2007 events total                            121,393           11,401            32,689         (35,661)          129,822

2005 Event
----------
Occupancy                                        66,882            3,324               600         (10,479)           60,327

2003 Events
-----------
Occupancy                                        21,579            1,230             (902)          (3,195)           18,712
                                        ---------------   --------------   ---------------   -------------       -----------
   Fiscal 2008 total                    $       209,854   $       15,955   $        32,387   $     (49,335)      $   208,861
                                        ===============   ==============   ===============   =============       ===========

                                                                            Fiscal 2007
                                        ------------------------------------------------------------------------------------
                                           Balance at        Interest                                            Balance at
                                            2/24/2007      Accretion (1)    Adjustments(2)   Utilization(3)       2/23/2008
                                        ---------------   --------------   ---------------   --------------      -----------
2007 Events
-----------
Occupancy                               $             -   $        2,865   $        81,234   $     (21,226)      $    62,873
Severance and pension withdrawal                      -                -            81,642         (23,122)           58,520
                                        ---------------   --------------   ---------------   -------------       -----------
   2007 events total                                  -            2,865           162,876         (44,348)          121,393

2005 Event
----------
Occupancy                                        83,111            3,457           (7,117)         (12,569)           66,882

2003 Events
-----------
Occupancy                                        22,262            1,269             1,141          (3,093)           21,579
                                        ---------------   --------------   ---------------   -------------       -----------
   Fiscal 2007 total                    $       105,373   $        7,591   $       156,900   $     (60,010)      $   209,854
                                        ===============   ==============   ===============   =============       ===========

   (1) The additions to occupancy and severance represents the interest accretion on future occupancy costs and future obligations for early withdrawal from multi-employer union pension plans which were recorded at present value at the time of the original charge. Interest accretion is recorded as a component of "Loss from operations of discontinued businesses" on the Consolidated Statements of Operations.

   (2) At each balance sheet date, we assess the adequacy of the balance of the remaining liability to determine if any adjustments are required as a result of changes in circumstances and/or estimates. Adjustments are recorded as a component of "Loss from operations of discontinued businesses" on the Consolidated Statements of Operations.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Fiscal 2009
         -----------
         The charge to occupancy for the 2007, 2005 and 2003 events represents adjustments for additional occupancy related costs of $46.1 million, $5.9 million and $5.8 million, respectively, due to changes in our estimation of such future costs due to the continuing deteriorating economic conditions in the Midwest real estate market including the recent bankruptcies in the auto industry. We now expect our occupancy costs to be higher as the current economic conditions affecting the Midwest real estate market are expected to persist for some time and subleased properties in the area have been occurring at heavily discounted rates as compared to the related contractual agreements.

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

         Summarized below are the payments made to date from the time of the original charge and expected future payments related to these events:

                                                                 2007               2005           2003
                                                                Events             Event          Events           Total
                                                              ----------        ----------      ----------      ----------
Total severance payments made to date                         $   33,087        $    2,650      $   22,528      $   58,265
Expected future severance payments                                58,015                 -               -          58,015
                                                              ----------        ----------      ----------      ----------
   Total severance payments expected to be incurred               91,102             2,650      $   22,528         116,280
                                                              ----------        ----------      ----------      ----------

Total occupancy payments made to date                             80,580            57,211          32,747         170,538
Expected future occupancy payments,
  excluding interest accretion                                    96,909            58,974          22,494         178,377
                                                              ----------        ----------      ----------      ----------
   Total occupancy payments expected to be incurred,
     excluding interest accretion                                177,489           116,185          55,241         348,915
                                                              ----------        ----------      ----------      ----------

Total severance and occupancy payments made to date              113,667            59,861          55,275         228,803
Expected future severance and occupancy payments,
  excluding interest accretion                                   154,924            58,974          22,494         236,392
                                                              ----------        ----------      ----------      ----------
   Total severance and occupancy payments
     expected to be incurred, excluding interest accretion    $  268,591        $  118,835      $   77,769      $  465,195
                                                              ==========        ==========      ==========      ==========

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

         Summarized below are the amounts included in our balance sheet captions on our Company's Consolidated Balance Sheets related to these events:

                                                                                   February 27, 2010
                                                              ------------------------------------------------------------
                                                                 2007               2005           2003
                                                                Events             Event          Events           Total
                                                              ----------        ----------      ----------      ----------
Other accruals                                                $   28,528        $   10,773      $    3,490      $   42,791
Other non-current liabilities                                 $  126,396        $   48,201      $   19,004      $  193,601

                                                                                   February 28, 2009
                                                              ------------------------------------------------------------
                                                                 2007               2005           2003
                                                                Events             Event          Events           Total
                                                              ----------        ----------      ----------      ----------
Accrued salaries, wages and benefits                          $       43        $        -      $        -      $       43
Other accruals                                                $   31,890        $   11,016      $    3,249      $   46,155
Other non-current liabilities                                 $   97,889        $   49,311      $   15,463      $  162,663

         We evaluated the reserve balances as of February 27, 2010 based on current information and have concluded that they are adequate to cover future costs. We will continue to monitor the status of the vacant and subsidized properties, severance and benefits, and pension withdrawal liabilities, and adjustments to the reserve balances may be recorded in the future, if necessary.

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

                                                             Fiscal 2009
                          ------------------------------------------------------------------------------------
                            Balance at        Interest                                           Balance at
                             2/28/2009      Accretion (1)   Adjustments(2)    Utilization(3)      2/27/2010
                          --------------   --------------   --------------    --------------    --------------
2005 Event
----------
Continuing Operations
Occupancy                 $        1,114   $           11   $       (1,120)   $           (5)              $ -
Health benefits                      904                -               63              (280)              687
                          --------------   --------------   --------------    --------------    --------------
   2005 event total                2,018               11           (1,057)             (285)              687

2001 Event
----------
Continuing Operations
Occupancy                          7,080              452              284            (1,492)            6,324

Discontinued Operations
Occupancy                         11,307              618                4            (1,920)           10,009
                          --------------   --------------   --------------    --------------    --------------
   2001 event total               18,387            1,070              288            (3,412)           16,333

1998 Event
----------
Continuing Operations
Occupancy                          8,696              221           (1,398)           (3,421)            4,098
Pension withdrawals and
    health benefits                  824                -                -              (158)              666

Discontinued Operations
Occupancy                            543               16                -              (546)               13
                          --------------   --------------   --------------    --------------    --------------
   1998 event total               10,063              237           (1,398)           (4,125)            4,777
                          --------------   --------------   --------------    --------------    --------------
   Fiscal 2009 total      $       30,468   $        1,318   $       (2,167)   $       (7,822)   $       21,797
                          ==============   ==============   ==============    ==============    ==============

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

                                                             Fiscal 2008
                          ------------------------------------------------------------------------------------
                            Balance at        Interest                                           Balance at
                             2/23/2008      Accretion (1)   Adjustments(2)    Utilization(3)      2/28/2009
                          --------------   --------------   --------------    --------------    --------------
2005 Event
----------
Continuing Operations
Occupancy                 $        1,231   $           48   $          (91)   $          (74)   $        1,114
Health benefits                    1,686                -                -              (782)              904
                          --------------   --------------   --------------    --------------    --------------
   2005 event total                2,917               48              (91)             (856)            2,018

2001 Event
----------
Continuing Operations
Occupancy                          6,755              385            1,794            (1,854)            7,080

Discontinued Operations
Occupancy                         12,281              688             (166)           (1,496)           11,307
                          --------------   --------------   --------------    --------------    --------------
   2001 event total               19,036            1,073            1,628            (3,350)           18,387

1998 Event
----------
Continuing Operations
Occupancy                          6,958              316            4,111            (2,689)            8,696
Health benefits                    1,000                -                -              (176)              824

Discontinued Operations
Occupancy                          1,093               49               (8)             (591)              543
                          --------------   --------------   --------------    --------------    --------------
   1998 event total                9,051              365            4,103            (3,456)           10,063
                          --------------   --------------   --------------    --------------    --------------
   Fiscal 2008 total      $       31,004   $        1,486   $        5,640    $       (7,662)   $       30,468
                          ==============   ==============   ==============    ==============    ==============

                                                             Fiscal 2007
                          ------------------------------------------------------------------------------------
                            Balance at       Interest                                             Balance at
                             2/24/2007     Accretion (1)    Adjustments (2)   Utilization(3)       2/23/2008
                          --------------   --------------   --------------    --------------    --------------
2005 Event
----------
Continuing Operations
Occupancy                 $        1,453   $           51   $          200    $         (473)   $        1,231
Health benefits                      876                -            2,366            (1,556)            1,686

Discontinued Operations
Occupancy                          3,997               92           (3,197)             (892)                -
                          --------------   --------------   --------------    --------------    --------------
   2005 event total                6,326              143             (631)           (2,921)            2,917

2001 Event
----------
Continuing Operations
Occupancy                          7,338              401               10              (994)            6,755

Discontinued Operations
Occupancy                         13,248              747                -            (1,714)           12,281
                          --------------   --------------   --------------    --------------    --------------
   2001 event total               20,586            1,148               10            (2,708)           19,036

1998 Event
----------
Continuing Operations
Occupancy                          9,438              429             (351)           (2,558)            6,958
Health benefits                    1,210                -                -              (210)            1,000

Discontinued Operations
Occupancy                          1,598               79                -              (584)            1,093
                          --------------   --------------   --------------    --------------    --------------
   1998 event total               12,246              508             (351)           (3,352)            9,051
                          --------------   --------------   --------------    --------------    --------------
   Fiscal 2007 total      $       39,158   $        1,799   $         (972)   $       (8,981)   $       31,004
                          ==============   ==============   ==============    ==============    ==============

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

    (1) Represents the interest accretion on future occupancy costs which were recorded at present value at the time of the original charge. These adjustments are recorded in "Store operating, general and administrative expense" for continuing operations and "(Loss) income from operations of discontinued businesses" for discontinued businesses on our Consolidated Statements of Operations.

    (2) At each balance sheet date, we assess the adequacy of the balance to determine if any adjustments are required as a result of changes in circumstances and/or estimates. These adjustments are recorded in "Store operating, general and administrative expense" for continuing operations and "(Loss) income from operations of discontinued businesses" as noted for discontinued operations on our Consolidated Statements of Operations.

         Fiscal 2009
         -----------
         During fiscal 2009, we recorded a $1.1 million adjustment to eliminate occupancy related costs due to the termination of the lease on the one remaining property included in the 2005 event. We increased occupancy related costs for the 2001 event by $0.3 million due to changes in our estimation of such future costs. Occupancy related costs for the 1998 event were reduced by $1.4 million primarily due to entering into new sublease agreements that were more favorable than our original estimates.

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

         Summarized below are the payments made to date from the time of the original charge and expected future payments related to these events:

                                             2005         2001         1998
                                             Event        Event        Event        Total
                                          ----------   ----------   ----------   ----------
Total severance payments made to date     $   48,995   $   28,205   $   30,798   $  107,998
Expected future severance payments               687            -          666        1,353
                                          ----------   ----------   ----------   ----------
Total severance payments expected
   to be incurred                             49,682       28,205       31,464      109,351
                                          ----------   ----------   ----------   ----------

Total occupancy payments made to date         13,856       65,782      119,192      198,830
Expected future occupancy payments,
   excluding interest accretion                    -       16,333        4,111       20,444
                                          ----------   ----------   ----------   ----------
Total occupancy payments expected
   to be incurred, excluding interest
   accretion                                  13,856       82,115      123,303      219,274
                                          ----------   ----------   ----------   ----------

Total severance and occupancy
   payments made to date                  $   62,851   $   93,987   $  149,990   $  306,828
Expected future severance and
   occupancy payments, excluding
   interest accretion                            687       16,333        4,777       21,797
                                          ----------   ----------   ----------   ----------
Total severance and occupancy payments
   expected to be incurred, excluding
   interest accretion                     $   63,538   $  110,320   $  154,767   $  328,625
                                          ==========   ==========   ==========   ==========

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Payments to date were primarily for occupancy related costs such as rent, common area maintenance, real estate taxes, lease termination costs, severance, and benefits. The remaining obligation relates to expected future payments under long-term leases and expected future payments for early withdrawal from multi-employer union pension plans. The expected completion dates for the 2005, 2001 and 1998 events are 2015, 2022 and 2020, respectively.

         Summarized below are the amounts included in our balance sheet captions on our Company's Consolidated Balance Sheets related to these events:

                                                          February 27, 2010
                                          -------------------------------------------------
                                             2005         2001         1998
                                             Event        Event        Event       Total
                                          ----------   ----------   ----------   ----------
Other accruals                            $      336   $    2,992   $    2,235   $    5,563
Other non-current liabilities             $      351   $   13,341   $    2,542   $   16,234

                                                          February 28, 2009
                                          -------------------------------------------------
                                             2005         2001         1998
                                             Event        Event        Event       Total
                                          ----------   ----------   ----------   ----------
Other accruals                            $      384   $    2,965   $    4,142   $    7,491
Other non-current liabilities             $    1,634   $   15,422   $    5,921   $   22,977

         We evaluated the reserve balances as of February 27, 2010 based on current information and have concluded that they are adequate to cover future costs. We will continue to monitor the status of the vacant and subsidized properties, severance and benefits, and pension withdrawal liabilities, and adjustments to the reserve balances may be recorded in the future, if necessary.

NOTE 8 - Other Accruals

         Other accruals are comprised of the following:

                                                                       At              At
                                                                  Feb. 27, 2010   Feb. 28, 2009
                                                                  -------------   -------------
         Self-insurance reserves                                    $ 74,221        $ 77,560
         Deferred taxes                                                3,295               -
         Closed store and warehouse reserves                          62,189          64,508
         Pension withdrawal liabilities                               10,461           5,393
         GHI Contractual Liability for Employee Benefits               8,066           5,742
         Accrued occupancy related costs for open stores              26,952          27,439
         Deferred income                                              26,534          33,558
         Deferred real estate income                                   2,775           2,558
         Accrued audit, legal and other                                8,758          11,719
         Accrued interest                                             12,509           9,000
         Other postretirement and postemployment benefits              2,674           4,153
         Accrued advertising                                           1,911           1,493
         Dividends payable on preferred stock                          2,982               -
         Other                                                         3,189           3,473
                                                                    --------        --------
          Total                                                     $246,516        $246,596
                                                                    ========        ========

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

NOTE 9 - Other Non-Current Liabilities

         Other non-current liabilities are comprised of the following:

                                                                       At              At
                                                                  Feb. 27, 2010   Feb. 28, 2009
                                                                  -------------   -------------
         Unrecognized Tax Benefits                                  $      -        $156,267
         Deferred taxes                                               11,367               -
         Self-insurance Reserves                                     208,419         153,870
         Closed Store and Warehouse Reserves                         187,911         140,593
         Pension Withdrawal Liabilities                               89,495         109,714
         GHI Contractual Liability for Employee Benefits              87,703          85,690
         Pension Plan Benefits                                       109,549          89,842
         Other Postretirement and Postemployment Benefits             36,091          34,295
         Corporate Owned Life Insurance Liability                     60,436          59,529
         Deferred Rent Liabilities                                    57,963          54,047
         Deferred Income                                              68,250          83,128
         Unfavorable Lease Liabilities                                 5,391          12,322
         Other                                                        13,634          13,725
                                                                    --------        --------
         Total                                                      $936,209        $993,022
                                                                    ========        ========

NOTE 10 - Indebtedness and Other Financial Liabilities

         Our debt consists of the following:

                                                                       At              At
                                                                  Feb. 27, 2010   Feb. 28, 2009
                                                                  -------------   -------------
         Line of Credit (1)                                         $      -        $   5,000
         Related Party Promissory Note, due August 2, 2011            10,000           10,000
         5.125% Convertible Senior Notes, due June 15, 2011          155,333          147,717
         9.125% Senior Notes, due December 15, 2011                   12,840           12,840
         6.750% Convertible Senior Notes, due December 15, 2012      223,838          215,053
         11.375% Senior Secured Notes, due August 4, 2015            253,668                -
         9.375% Notes, due August 1, 2039                            200,000          200,000
         Borrowings under Credit Agreement                           132,900          331,783
         Other                                                         1,971            2,254
                                                                    --------        ---------
                                                                     990,550          924,647
         Less current portion of long-term debt                         (191)          (5,283)
                                                                    --------        ---------
         Long-term debt                                             $990,359        $ 919,364
                                                                    ========        =========

(1)      Expired on December 31, 2009

CREDIT AGREEMENT
----------------
         On July 23, 2009, our Company amended the December 27, 2007 $675 million Amended and Restated Credit Agreement with Banc of America Securities LLC and Bank of America, N.A., as the co-lead arranger ("Credit Agreement") in connection with the private offering of senior secured notes and the sale of preferred stock, which expires in December 2012. The amended agreement increased the applicable margins on credit advances, reduced commitments by $20.0 million, reduced the collateral advance and provided for certain other amendments. Subject to borrowing base requirements, the amended $655.0 million Credit Agreement provides for a term loan of $82.9 million, a term loan of $50.0 million and a revolving credit facility of $522.1 million enabling us to borrow funds and issue letters of credit on a revolving basis. The Credit Agreement also provides for an increase in commitments of up to an additional $100.0 million, subject to agreement of new and existing lenders. Our obligations under the Credit

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

Agreement are secured by certain assets of our Company, including, but not limited to, inventory, certain accounts receivable, pharmacy scripts, certain owned real estate and certain Pathmark leaseholds. The Pathmark leaseholds were removed as eligible collateral throughout fiscal 2009, which resulted in the total reduction in the borrowing availability under the revolving credit facility of approximately $73.0 million. Borrowings under the Credit Agreement bear interest based on LIBOR or Prime interest rate pricing. The terms of this agreement restrict our ability to pay cash dividends on common shares. Subject to certain conditions, we are permitted to make bond repurchases and may do so from time to time in the future.

         As of February 27, 2010, there were $132.9 million of loans and $202.3 million in letters of credit outstanding under this agreement. As of February 27, 2010, after reducing availability for borrowing base requirements, we had $203.5 million available under the Amended Credit Agreement. In addition, we have invested cash available to reduce borrowings under this Credit Agreement or to use for future operations of $168.6 million as of February 27, 2010.

         Fees paid and capitalized in connection with the Credit Agreement were $23.3 million and the net amortized amounts are included in "Other assets" on our Consolidated Balance Sheet at February 27, 2010 and February 28, 2009.

RELATED PARTY PROMISSORY NOTE
-----------------------------
         On September 2, 2008, our Company borrowed $10.0 million from Erivan Karl Haub and issued a three-year, unsecured promissory note (the "Note").
 Erivan Haub is the father of our Executive Chairman and is a limited partner of Tengelmann. The principal is due in a lump sum payment on August 18, 2011 and will bear interest at the rate of 6% per year, payable in 12 equal payments of $0.15 million over the term of the Note. During fiscal 2009 and fiscal 2008, we paid interest of $0.75 million and $0.15 million, respectively, and recorded interest expense of $0.6 million and $0.3 million, respectively, on this note.

SENIOR SECURED NOTES
--------------------
         On August 4, 2009, we issued $260.0 million of 11.375% senior secured notes due 2015 (the "Notes") at a price equal to 97.385% of their face value. The Notes represent second lien secured obligations, guaranteed by all of our Company's domestic subsidiaries. The Notes bear interest at a fixed rate of 11.375% payable semi-annually in cash. As of February 27, 2010, the carrying value of the notes was $253.7 million. The proceeds from this offering and our preferred stock offering on August 4, 2009 (Refer to Note 12 - Redeemable Preferred Stock) were used to repay a portion of our existing variable debt.

         The Notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and only to non-U.S. investors pursuant to Regulation S outside the United States. The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes contain customary covenants found in secured notes, including, among other things, restrictions on the incurrence of additional indebtedness, asset sales, liens and restricted payments.

         Pursuant to a registration rights agreement dated August 4, 2009, we have agreed to exchange the Notes for a new issue of substantially identical debt securities registered under the Securities Act. Our Company has agreed to use commercially reasonable efforts to file a registration statement, to cause it to be effective with the SEC, and to consummate the exchange offer prior to August 4, 2011. If such registration statement ceases to be effective during the registration period, subject to certain exceptions, we will be

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

required to pay 0.25% of additional per annum interest for the first 90-day period immediately following the agreed upon registration date, increased by an additional 0.25% per annum for each subsequent 90-day period, up to the maximum additional rate of 1.0% per annum thereafter, or $2.6 million per year, until the exchange offer is made. We currently do not have a liability recorded with respect to this arrangement, as we believe that payment is improbable.

PUBLIC DEBT OBLIGATIONS
-----------------------
         As of February 27, 2010 and February 28, 2009, we had outstanding notes of $592.0 million and $575.6 million, respectively. Our public debt obligations are comprised of 9.125% Senior Notes due December 15, 2011, 5.125% Convertible Senior Notes due June 15, 2011, 6.75% Convertible Senior Notes due December 15, 2012 and 9.375% Notes due August 1, 2039. Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125%, 5.125% and 6.75% Notes. The 9.375% Notes are now callable at par ($25 per bond) and the 9.125% Notes are now callable at a premium to par (103.042%). The 9.375% Notes are unsecured obligations and were issued under the terms of our senior debt securities indenture, which contains among other provisions, covenants restricting the incurrence of secured debt. The 9.375% Notes are effectively subordinate to the Credit Agreement and do not contain cross default provisions. All covenants and restrictions for the 9.125% Senior Notes have been eliminated in connection with the cash tender offer in fiscal 2005. Our unsecured notes are not guaranteed by any of our subsidiaries.

Convertible Senior Notes
------------------------
         On December 18, 2007, we completed a public offering and issued $165.0 million 5.125% Convertible Senior Notes due 2011 and $255.0 million 6.750% Convertible Senior Notes due 2012, to pay down our one-year $370 million Senior Secured Bridge Credit Agreement entered into on December 3, 2007 in connection with funding the acquisition of Pathmark. The 5.125% Notes are not redeemable at our option at any time. The 6.750% Notes are redeemable at our option on or after December 15, 2010, at a redemption price of 102.70% and on or after December 15, 2011, at a redemption price of 101.35%. The initial conversion price of the 5.125% Notes is $36.40, representing a 30.0% premium to the offering price of $28.00 and the initial conversion price of the 6.750% Notes is $37.80, representing a 35.0% premium to the offering price of $28.00 at maturity, and at our option, the notes are convertible into shares of our stock, cash, or a combination of stock and cash.

         Concurrent with this offering, we entered into call options and financing warrant transactions with financial institutions that are affiliates of the underwriters of the notes to effectively increase the conversion price of the 5.125% Notes to $46.20 or a 65% premium and increase the conversion price of the 6.750% Notes to $49.00 or a 75% premium. Refer to the Call Option and Financing Warrants discussion below for additional information and the effect of Lehman Brothers OTC Derivatives, Inc. "LBOTC" bankruptcy, which effectively reduced the conversion prices for 50% of our Notes to their stated prices.

         Upon the completion of our public offering of the Notes on December 18, 2007, our Company did not have sufficient authorized shares to provide for all potential issuances of common stock. Therefore, our Company accounted for the conversion features as freestanding instruments. The notes were recorded with a discount equal to the value of the conversion features at the transaction date and will be accreted to the par value of the notes over the life of the notes. The value of the conversion features were determined utilizing the Black-Scholes option pricing model and recorded as a long-term liability. The portion of the conversion features for which there was not shares available for settlement of conversions were marked to market each balance sheet date. On June 26, 2008, at a special meeting of shareholders, the number of shares of common stock we have the authority to issue was increased to 160,000,000. Based on an increase in available shares

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

primarily due to the settlement of our Series A warrants during the first quarter of fiscal 2008 and the increase in authorized shares during the second quarter of fiscal 2008, the fair value of the conversion features of the 5.125% and 6.750% convertible senior notes of $13.8 million and $14.7 million, respectively, was reclassified from liabilities to "Additional paid-in-capital" on our Consolidated Statements of Stockholder's Equity and Comprehensive (Loss) Income as of June 26, 2008.

         Our $255.0 million 6.750% Convertible Senior Notes that were issued in December 2007 are subject to the new accounting guidance, which we adopted during the first quarter of fiscal 2009 (Refer to Note 1 - Summary of Significant Accounting Policies) relating to convertible debt instruments with cash settlement features, as our estimated nonconvertible debt borrowing rate is higher than the current contractual rate on these notes. We estimated that our effective interest rate for similar debt without the conversion feature was approximately 12.000%. As a result, we retrospectively recognized cumulative additional non-cash interest expense of $3.9 million from the date of issuance of these Convertible Senior Notes through February 28, 2009. During fiscal 2009, fiscal 2008 and fiscal 2007, we recognized additional non-cash interest expense of $4.2 million, $3.5 million and $0.4 million, respectively, as a result of our adoption of this new accounting guidance. Our non-cash interest expense will increase by approximately $18.3 million in total in subsequent periods during which our convertible notes remain outstanding. Upon adoption, we also reclassified $26.4 million of debt and deferred financing costs to "Additional paid-in capital", net of deferred taxes.

         Due to the retrospective application of the new accounting guidance relating to certain convertible debt instruments, our prior period consolidated financial statements have been adjusted as follows:

Consolidated Statements of Operations                              Fiscal 2008                             Fiscal 2007
                                                     --------------------------------------  --------------------------------------
                                                       As adjusted in      As reported in      As adjusted in      As reported in
                                                     this Annual Report     Annual Report    this Annual Report     Annual Report
                                                        on Form 10-K        on Form 10-K        on Form 10-K        on Form 10-K
                                                     ------------------  ------------------  ------------------  ------------------
Interest expense                                     $        (157,591)  $        (154,137)  $        (112,218)  $        (111,816)
(Loss) income from continuing operations                       (89,605)            (86,151)             86,578              86,980
Net loss                                                      (143,335)           (139,881)           (161,082)           (160,680)

Per share data
Net (loss) income per share - basic:
    Continuing operations                            $           (1.76)  $           (1.69)  $            1.99   $            2.00
    Discontinued operations                                      (1.05)              (1.05)              (5.69)              (5.69)
                                                     -----------------   -----------------   -----------------   -----------------
Net loss per share - basic                           $           (2.81)  $           (2.74)  $           (3.70)  $           (3.69)
                                                     =================   =================   =================   =================

Net (loss) income per share - diluted:
    Continuing operations                            $           (4.35)  $           (4.28)  $            1.36   $            1.37
    Discontinued operations                                      (1.06)              (1.13)              (5.59)              (5.59)
                                                     -----------------   -----------------   -----------------   -----------------
Net loss per share - diluted                         $           (5.41)  $           (5.41)  $           (4.23)  $           (4.22)
                                                     =================   =================   =================   =================

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

Consolidated Balance Sheets                                   At February 28, 2009                     At February 23, 2008
                                                     -------------------------------------   -------------------------------------
                                                       As adjusted in     As reported in       As adjusted in     As reported in
                                                     this Annual Report    Annual Report     this Annual Report    Annual Report
                                                        on Form 10-K       on Form 10-K         on Form 10-K        on Form 10-K
                                                     ------------------  -----------------   ------------------  -----------------
Assets:
   Prepaid expenses and other current assets         $          67,465   $          66,190   $          96,788   $          94,969
   Current assets                                              918,522             917,247             886,245             884,426
   Other assets                                                193,953             195,856             234,439             236,995
Liabilities:
   Long-term debt                                              919,364             942,514             732,172             758,886
Stockholders' equity:
   Additional paid-in capital                                  464,679             438,300             399,973             373,594
   (Accumulated deficit)/Retained earnings                    (127,314)           (123,458)             16,021              16,423
   Total stockholders' equity                                  289,893             267,370             444,120             418,143


Consolidated Statement of Cash Flows                          Fiscal 2008                             Fiscal 2007
                                                     -------------------------------------   -------------------------------------
                                                       As adjusted in     As reported in       As adjusted in     As reported in
                                                     this Annual Report    Annual Report     this Annual Report    Annual Report
                                                        on Form 10-K       on Form 10-K         on Form 10-K        on Form 10-K
                                                     ------------------  -----------------   ------------------  -----------------
Cash flows from operating activities:
   Net loss                                          $       (143,335)   $       (139,881)   $       (161,082)   $       (160,680)
   Non-cash interest expense                                   26,651              23,197               5,979               5,577

         The net carrying value of the 6.750% Convertible Senior Notes as of February 27, 2010 and February 28, 2009 was $223.8 million and $215.1 million, respectively, net of unamortized discount of $31.2 million and $39.9 million, respectively. As of February 27, 2010, our remaining unamortized discount will be recognized as follows:

         Fiscal 2010                                 $            9,884
         Fiscal 2011                                             11,139
         Fiscal 2012                                             10,140
                                                     ------------------
                                                     $           31,163
                                                     ==================

DEBT MATURITIES
---------------
         Maturities on indebtedness for the next five fiscal years and thereafter are:

         Fiscal 2010                                 $              191
         Fiscal 2011                                            188,044
         Fiscal 2012                                            388,118
         Fiscal 2013                                                234
         Fiscal 2014                                                250
         Fiscal 2015 and thereafter                             460,872

         Interest payments on indebtedness were approximately $146.2 million, $131.3 million and $100.8 million for fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

SERIES B WARRANTS
-----------------
         Our Series B warrants issued as part of the acquisition of Pathmark on December 3, 2007, are exercisable at $32.40 and expire on June 9, 2015. The Tengelmann stockholders have the right to approve any issuance of common stock under these warrants upon exercise (assuming Tengelmann's outstanding interest is at least 25% and subject to liquidity impairments defined within the Tengelmann Stockholder Agreement). In addition, Tengelmann has the ability to exercise a "Put Right" whereby it has the ability to require our Company to purchase our common stock held by Tengelmann to settle these warrants. Based on

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

the rights provided to Tengelmann, our Company does not have sole discretion to determine whether the payment upon exercise of these warrants will be settled in cash or through issuance of an equivalent portion of our shares. Therefore, these warrants are recorded as liabilities and marked-to-market each reporting period based on our Company's current stock price. Series A warrants, which were also issued as part of the acquisition of Pathmark were cash settled on May 7, 2008 for $45.7 million.

         The value of the Series B warrants as of February 27, 2010 and February 28, 2009 was $13.9 million and $4.8 million, respectively, and is included in "Other financial liabilities" on our Consolidated Balance Sheets. The following assumptions and estimates were used in the Black-Scholes model used to value the Series B warrants:


                                                       February 27, 2010    February 28, 2009
                                                       -----------------    -----------------
       Expected life                                       5.28 years           6.28 years
       Volatility                                             68.6%                61.3%
       Dividend yield                                          0%                   0%
       Risk-free interest rate                                2.30%                2.69%

CALL OPTION AND FINANCING WARRANTS
----------------------------------
         Concurrent with the issuance of the convertible senior notes, our Company issued financing warrants in conjunction with the call options recorded as equity in the Consolidated Balance Sheet (Refer to Note 19 - Capital Stock) to effectively increase the conversion price of these notes and reduce the potential dilution upon future conversion. The financing warrants allow holders to purchase common shares at $46.20 with respect to the 5.125% notes and $49.00 with respect to the 6.75% notes. The financing warrants were valued at $36.8 million at the issuance date. At the issuance date, we did not have sufficient authorized shares to provide for all potential issuances of common stock. Therefore, the financing warrants were accounted for as freestanding derivatives required to be settled in cash, recorded as a long-term liability and marked to market each reporting period utilizing the Black-Scholes option pricing model until sufficient shares became available for their potential issuance upon the majority shareholder vote on June 26, 2008. As a result, the fair value of the financing warrants of $28.9 million was reclassified from liabilities to "Additional paid-in-capital" on our Consolidated Statements of Stockholder's Equity and Comprehensive (Loss) Income as of June 26, 2008.

         On or about October 3, 2008, Lehman Brothers OTC Derivatives, Inc. or "LBOTC," which accounts for 50% of our call option and financing warrant transactions, filed for bankruptcy protection, which is an event of default under such transactions. We are carefully monitoring the developments affecting LBOTC, noting the impact of the LBOTC bankruptcy effectively reduced conversion prices for 50% of our convertible senior notes to their stated prices of $36.40 for the 5.125% Notes and $37.80 for the 6.750% Notes.

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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Our "Nonoperating (loss) income" for fiscal 2009, fiscal 2008 and fiscal 2007 was comprised of (losses) gains relating to market value adjustments on the following:

                                                     Fiscal 2009    Fiscal 2008    Fiscal 2007
                                                     -----------    -----------    -----------
Series A warrants (1)                                $         -    $    (1,197)   $    11,514
Series B warrants (2)                                     (9,181)       101,336         14,838
5.125% convertible senior notes (3)                            -          9,342          3,207
6.750% convertible senior notes (3)                            -          5,129          2,258
Financing warrants on convertible senior notes (4)             -          2,254          5,577
                                                     -----------    -----------    -----------
Total                                                $    (9,181)   $   116,864    $    37,394
                                                     ===========    ===========    ===========

(1) Series A warrants were exercised by Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund I, L.P. and Yucaipa American Alliance (Parallel) Fund I, L.P. on May 7, 2008 for $45.7 million in cash. These warrants were recorded as liabilities and marked to market each reporting period using our Company's common stock price.
(2)  Refer to the preceding Series B Warrants discussion.
(3) The portion of the conversion features relating to our 5.125% and 6.750% convertible senior notes for which our Company did not have sufficient authorized shares to provide for all potential issuances of common stock was recorded as a long-term liability and marked to market until stockholder approval authorizing the issuance of sufficient shares was obtained on June 26, 2008.
(4) Our Company did not have sufficient authorized shares to provide for all potential issuances of common stock relating to our financing warrants issued in conjunction with our convertible senior notes. As such, these financing warrants were recorded as a liability and marked to market until stockholder approval authorizing the issuance of more shares was obtained on June 26, 2008.

NOTE 11 - Lease Obligations

         We operate primarily in leased facilities with lease terms generally ranging up to twenty-five years for store leases, with options to renew for additional periods. In addition, we lease certain store equipment. We recognize rent expense for operating leases with rent escalation clauses on a straight-line basis over the applicable lease term. The majority of the leases contain escalation clauses relating to real estate tax increases and certain store leases provide for increases in rentals when sales exceed specified levels. Our lease obligations consist of capital leases, operating leases and long-term real estate liabilities.

         Our capital lease assets as of February 27, 2010 and February 28, 2009 were as follows:

                                                  At              At
                                              February 27,    February 28,
                                                 2010            2009
         Real property under capital leases   $    114,137    $    130,472
         Equipment under capital leases             17,267          14,676
                                              ------------    ------------
                                                   131,404         145,148
         Accumulated amortization                  (41,805)        (30,574)
                                              ------------    ------------
         Net property under capital leases    $     89,599    $    114,574
                                              ============    ============

         During fiscal 2009, we entered into a new capital lease for equipment totaling $3.0 million. We did not enter into any new capital leases during fiscal 2008 and fiscal 2007. Amounts relating to this capital lease represent non-cash transactions and, accordingly, have been excluded from our Consolidated Statement of Cash Flows for fiscal 2009. Interest paid in connection with our capital lease obligations during fiscal 2009, fiscal 2008 and fiscal 2007 was approximately $17.4 million, $18.6 million and $7.2 million, respectively.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Rent expense recorded for our operating leases during the last three fiscal years consisted of the following:

                                                              Fiscal 2009   Fiscal 2008   Fiscal 2007
                                                              -----------   -----------   -----------
         Minimum Rentals
         ---------------
         Continuing operations                                $   171,937   $   174,232   $   145,682
         Discontinued operations                                        -             -        20,452
                                                              -----------   -----------   -----------
                                                                  171,937       174,232       166,134
                                                              -----------   -----------   -----------
         Contingent Rentals
         ------------------
         Continuing operations                                      2,736         2,753         2,136
         Discontinued operations                                        -             -            64
                                                              -----------   -----------   -----------
                                                                    2,736         2,753         2,200
                                                              -----------   -----------   -----------
             Total rent expense                               $   174,673   $   176,985   $   168,334
                                                              ===========   ===========   ===========

         Future minimum annual lease payments for capital leases and non-cancelable operating leases in effect at February 27, 2010 are as follows:

                                                                Operating Leases
                                        -------------------------------------------------------------
                                                                              Future       Net Future
                                        Future Minimum Rental Payments        Minimum       Minimum
                           Capital       Open        Closed                   Sublease       Rental
Fiscal                     Leases       Stores        Sites       Total       Rentals       Payments
------                   ---------   ----------   ----------   ----------    ---------   ----------
2010                        28,181      198,684       67,197      265,881       35,384      230,497
2011                        26,580      190,469       61,612      252,081       33,510      218,571
2012                        25,617      180,186       55,989      236,175       29,371      206,804
2013                        22,271      162,111       53,479      215,590       25,303      190,287
2014                        19,951      147,594       50,443      198,037       21,334      176,703
2015 and thereafter        125,588      792,576      241,545    1,034,121      100,383      933,738
                         ---------   ----------   ----------   ----------    ---------   ----------
Net minimum rentals        248,188   $1,671,620   $  530,265   $2,201,885    $ 245,285   $1,956,600
                                     ==========   ==========   ==========    =========   ==========
Less interest portion      (98,939)
                         ---------
Present value of future
minimum rentals          $ 149,249
                         =========

         "Long-term real estate liabilities" on our Consolidated Balance Sheets include various leases in which we received landlord allowances to offset the costs of structural improvements we made to the leased space. Since we had directly paid for a substantial portion of the structural improvement costs, we were considered the owner of the building during the construction period. In all situations upon completion of the construction, we were unable to meet the requirements to qualify for sale-leaseback treatment. Thus, these landlord allowances have been recorded as long-term real estate liabilities on our Consolidated Balance Sheets and are being amortized over the related lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 13 and 25 years and effective annual percentage rates between 4.74% and 71.14%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

         The future minimum annual lease payments relating to these leases, as well as for the leased properties that we previously sold but did not qualify for sale-leaseback treatment have been included in the table below.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

                                                Long-term Real Estate Liabilities
                                          ------------------------------------------
                                             Future         Future        Net Future
                                             Minimum        Minimum        Minimum
                                             Rental        Sublease        Rental
Fiscal                                      Payments        Rentals       Payments
------                                    -----------     -----------    -----------
2010                                      $    36,528     $     4,516    $    32,012
2011                                           36,688           3,487         33,201
2012                                           36,875           2,791         34,084
2013                                           37,044           1,787         35,257
2014                                           38,673           1,493         37,180
2015 and thereafter                           338,732           4,537        334,195
                                          -----------     -----------    -----------
                                          $   524,540     $    18,611    $   505,929
                                          ===========     ===========    ===========

         During fiscal 2009, fiscal 2008 and fiscal 2007, we recognized gains related to our qualified sale-leaseback transactions of $2.8 million, $2.6 million and $27.6 million, of which $24.1 million related to the reversal of gains on terminated or assigned properties. The remaining deferred gains at February 27, 2010 and February 28, 2009 amounted to $32.3 million and $34.6 million, respectively.

NOTE 12 - Redeemable Preferred Stock

         On August 4, 2009, our Company issued 60,000 shares of 8.0% Cumulative Convertible Preferred Stock, Series A-T, without par value, to affiliates of Tengelmann Warenhandelsgesellschaft KG ("Tengelmann") and 115,000 shares of 8.0% Cumulative Convertible Preferred Stock, Series A-Y, without par value, to affiliates of Yucaipa Companies LLC ("Yucaipa"), together referred to as the "Preferred Stock," for approximately $162.8 million, after deducting approximately $12.2 million in closing and issuance costs. Each share of the Preferred Stock has an initial liquidation preference of one thousand dollars, subject to adjustment.

         The Preferred Stock is convertible into shares of our Company's common stock, par value $1.00 per share (the "Common Stock"), at an initial conversion price of $5.00 per share of Common Stock. The Preferred Stock is convertible upon the one-year anniversary of the issuance of Preferred Stock, or August 5, 2010, provided that prior to receiving shareholder approval, the Preferred Stock was not exercisable into greater than 19.99% of the Common Stock outstanding prior to the issuance of the Preferred Stock. The 57,750 shares that were originally convertible without shareholder approval were recorded within temporary stockholders' equity upon issuance since the shares are (i) redeemable at the option of the holder and (ii) have conditions for redemption which are not solely within the control of the Company. The 117,250 shares that originally required shareholder approval in order to become convertible were initially recorded as a "Preferred stock liability". On December 15, 2009, we obtained shareholder approval authorizing the convertibility of the shares originally recorded within "Preferred stock liability", and reclassified $109.5 million to temporary equity, representing the book value of the liability on December 15, 2009 net of the related debt issuance costs. As of February 27, 2010, the entire Preferred Stock issuance was recorded within temporary stockholders' equity.

         The holders of our Convertible Preferred Stock have the right to cast votes together with the holders of our common stock on an as-converted basis. Our Company is required to redeem all of the outstanding Preferred Stock on August 1, 2016 (the "Maturity Date"), at 100.0% of the liquidation preference, plus all accrued and unpaid dividends. Subject to the repurchase rights of the investors, the Preferred Stock is not redeemable prior to the Maturity Date. At any time after December 3, 2012, in the event of any fundamental

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

change, the investors may elect to require our Company to repurchase the Preferred Stock in cash at 101.0% of the liquidation preference amount plus any accrued and unpaid dividends.

         The holders of the Preferred Stock are entitled to an 8.0% dividend, payable quarterly in arrears in cash or in additional shares of Preferred Stock if our Company does not meet the liquidity levels required to pay the dividends. If our Company makes a dividend payment in additional shares of Preferred Stock, the Preferred Stock shall be valued at the liquidation preference of the Preferred Stock and the dividend rate will be 8.0% plus 1.5%. Dividends and deferred financing fees amortization relating to preferred stock that was classified as a liability prior to receiving shareholder approval, were recorded within "Interest expense". During fiscal 2009, we recorded Preferred Stock dividends of $8.1 million, of which $3.5 million was recorded within "Interest expense" and the remaining $4.6 million was recorded within "Additional paid-in capital". In addition, during fiscal 2009, we recorded $1.0 million of deferred financing fees amortization, of which $0.4 million was recorded within "Interest expense" and the remaining $0.6 million was recorded within "Additional paid-in capital". All future dividends and deferred financing fees amortization will be recorded within "Additional pain-in capital" in absence of retained earnings.

         The shares classified within temporary equity contained an embedded beneficial conversion feature as the fair value of the Company's common stock on the date of issuance, $5.67 per share, was in excess of the effective conversion price of $4.74 per share, which represents the $5.00 per share conversion price reduced for fees paid to the investors. The embedded beneficial conversion feature relating to the 57,750 shares that were convertible without prior shareholder approval resulted in a discount of $10.8 million, which has been recorded within "Additional paid-in capital" and will be amortized over a seven-year period from the date of issuance until the stated redemption date. The 117,250 shares that were reclassified to temporary equity upon receiving shareholder approval on December 15, 2009, also contained an embedded beneficial conversion feature, which resulted in a discount of $21.8 million being recorded within "Additional paid-in capital", which will be amortized from December 15, 2009 through the stated redemption date. During fiscal 2009, we accreted $1.6 million relating to these beneficial conversion features through "Additional paid-in capital".

         In connection with the Preferred Stock issuance, we agreed to register all of the shares of common stock beneficially owned by Tengelmann and Yucaipa, including the shares issuable upon conversion of the convertible preferred stock, no later than February 6, 2010. Such filing was not made by the required date. According to our current shareholder agreements with Tengelmann and Yucaipa, we are required to pay liquidated damages for each day we are in default, at a rate equivalent to 1% of the value of the related shares per year. We do not expect the amount of damages to be material and are planning to file the required registration statement following the filing of our Fiscal 2009 Form 10-K, which will cure this default.

         Certain features of the Preferred Stock constitute derivatives separate from the Preferred Stock; however, at issuance and the current balance sheet date, those features had little or no value and are not expected to have significant value for the foreseeable future.

NOTE 13 - Retirement Plans and Benefits

         We recognize the funded status of our defined benefit pension and other postretirement benefit plans as a net liability or asset on our consolidated balance sheets. Any unrecognized prior service costs and actuarial gains or losses are recognized as a component of accumulated other comprehensive income or loss.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

Our assumptions used to measure our annual expenses are determined as of our fiscal year-end and all plan assets and liabilities are valued as of that date.

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

         The following tables set forth the change in benefit obligations, the change in plan assets, the funded status, and the accumulated benefit obligation at February 27, 2010 and February 28, 2009 for our defined benefit plans and postretirement plans:

                                                                  Pension                            Postretirement
                                                         -------------------------------     -------------------------------
                                                         Feb. 27, 2010     Feb. 28, 2009     Feb. 27, 2010     Feb. 28, 2009
                                                         -------------     -------------     -------------     -------------
Change in Benefit Obligation
----------------------------
   Benefit obligation - beginning of year                 $   408,139       $   460,601       $    27,765       $    41,089
   Benefit obligations assumed (1)                             13,357                 -                 -                 -
   Service cost                                                 6,675             7,428               506             1,013
   Interest cost                                               29,147            25,868             1,947             2,291
   Actuarial loss (gain)                                       57,513           (60,156)            3,508           (14,119)
   Benefits paid                                              (25,459)          (26,748)           (1,993)           (2,632)
   Amendments                                                       -               346                 -                 -
   Settlement payments (2)                                    (14,179)                -                 -                 -
   Curtailment payments (3)                                    (1,457)                -                 -                 -
   Special termination benefits (4)                             3,184               800                 -                 -
   Retiree drug subsidy received                                    -                 -               116               123
                                                          -----------       -----------       -----------       -----------
   Benefit obligation - end of year (5)                   $   476,920       $   408,139       $    31,849       $    27,765
                                                          ===========       ===========       ===========       ===========

Change in Plan Assets
---------------------
  Fair value of plan assets - beginning of year               339,550       $   466,971       $         -       $         -
  Fair value of plan assets - GHI asset transfer (5)                -            13,624                 -                 -
  Actual return on plan assets                                105,427          (118,938)                -                 -
  Company contributions                                         6,873             7,074             1,993             2,632
  Trust reverting to A&P                                         (577)                -                 -                 -
  Settlements                                                 (14,179)                -                 -                 -
  Benefits paid to GHI employees (5)                          (14,442)           (2,433)                -                 -
  Benefits paid to our employees                              (25,460)          (26,748)           (1,993)           (2,632)
                                                          -----------       -----------       -----------       -----------
Fair value of plan assets - end of year (5)               $   397,192       $   339,550       $         -       $         -
                                                          -----------       -----------       -----------       -----------

Funded status at end of year (5)                          $   (79,728)      $   (68,589)      $   (31,849)      $   (27,765)
                                                          ===========       ===========       ===========       ===========

  Noncurrent assets                                       $    34,876       $    26,276       $         -       $         -
  Current liabilities                                          (5,055)           (5,023)           (1,823)           (1,785)
  Non-current liabilities                                    (109,549)          (89,842)          (30,026)          (25,980)
                                                          -----------       -----------       -----------       -----------
Net (liability) asset recognized (5)                      $   (79,728)      $   (68,589)      $   (31,849)      $   (27,765)
                                                          ===========       ===========       ===========       ===========

(1) On June 30, 2007, the UFCW Local 174 Retail Pension Fund ("UFCW") experienced a mass withdrawal termination, which caused our Company to incur a mass withdrawal liability. On July 14, 2009, we signed a Transfer Agreement to settle our mass withdrawal liability

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

     owed to UFCW, pursuant to which we agreed to pay UFCW $0.7 million and to transfer the existing pension benefit liabilities relating to our employees and retirees from UFCW to the A&P pension plan. On July 29, 2009, our A&P Pension Plan was amended for the transfer of the UFCW pension benefit obligation effective July 1, 2009.

(2) During fiscal 2009, we settled our pension obligation relating to a participant in one of our non-qualified pension plans.

(3) Effective January 31, 2010, we froze our Supplemental Executive Retirement Plan, resulting in curtailment.

(4) During fiscal 2009, we recorded a $2.0 million loss based on the terms of the settlement agreement with one of the participants in our non-qualified pension plan. In addition, during fiscal 2009 and fiscal 2008, we recorded special termination benefits of $1.2 million and $0.8 million, respectively, to recognize retirement supplement payments to certain eligible union participants.

(5)  Refer to the GHI Contractual Obligation discussion below.

         The noncurrent assets are included in "Other assets" on the Consolidated Balance Sheets, while the pension and postretirement liabilities are included in "Accrued salaries, wages and benefits", "Other accruals," and "Other non-current liabilities".

         The weighted average assumptions in the following table were used to develop our benefit obligations at the end of each fiscal year:

                                              Pension                        Postretirement
                                     -------------------------           -------------------------
                                       Fiscal         Fiscal               Fiscal         Fiscal
                                        2009           2008                 2009           2008
                                      ---------     ----------           ---------      ----------
Discount rate                           6.25%           7.25%              6.0%           7.25%
Compensation increase                   3.00%           3.00%              N/A            N/A
Healthcare cost rate for next year       N/A             N/A               9.5%           9.5%
Ultimate healthcare cost trend rate      N/A             N/A               5.0%           5.0%
Year ultimate trend is reached           N/A             N/A               2019           2018

         For postretirement benefits, assumed healthcare cost trend rates have an effect on the recorded expense and liability amounts. The effect of a one percentage point change in the assumed health care cost trend rate for each future year on the sum of service and interest cost would either be an increase or decrease of $0.2 million, while the accumulated postretirement benefit obligation would either increase by $2.6 million or decrease by $2.3 million.

         Pension and postretirement benefits related amounts recorded in accumulated other comprehensive loss at February 27, 2010 and February 28, 2009 were as follows:

                                                   Pension                   Postretirement
                                         ----------------------------   ----------------------------
                                         Feb. 27, 2010  Feb. 28, 2009   Feb. 27, 2010  Feb. 28, 2009
                                         -------------  -------------   -------------  -------------
Net actuarial (loss) gain                $   (89,040)   $  (119,260)    $    10,269    $    14,597
Prior service (cost) credit                   (1,490)        (2,689)            858          2,205
                                         ------------   ------------    -----------    -----------
Total                                    $   (90,530)   $  (121,949)    $    11,127    $    16,802
                                         ============   ============    ===========    ===========

         Plans with accumulated benefit obligation in excess of plan assets consisted of the following:

                                                                               Fiscal           Fiscal
                                                                                2009             2008
                                                                              ----------        ---------
Accumulated benefit obligation                                                $  252,139        $ 206,408
Projected benefit obligation                                                  $  259,918        $ 212,690
Fair value of plan assets                                                     $  145,314        $ 117,824

   The Company's accumulated benefit obligation for defined benefit plans was $469,141 and $401,857 at February 27, 2010 and February 28, 2009,
respectively.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         The components of our net periodic pension and postretirement benefit expense and related assumptions and amounts recognized in other comprehensive income were as follows:

                                                          Pension                          Postretirement
                                              --------------------------------    --------------------------------
                                               Fiscal      Fiscal      Fiscal      Fiscal      Fiscal     Fiscal
                                                2009        2008        2007        2009        2008       2007
                                              --------    --------    --------    --------    --------    --------
Net Periodic Benefit Cost:
Service cost                                  $  6,675    $  7,428    $  5,320    $    506    $  1,013    $    409
Interest cost                                   29,147      25,868      15,609       1,947       2,291       1,265
Expected return on plan
    assets                                     (24,575)    (31,307)    (18,114)          -           -           -
Amortization of:
    Prior service cost
        (credit)                                   291         274         255      (1,347)     (1,347)     (1,347)
    Actuarial loss (gain)                        4,716         117          98        (820)          -        (455)
Special termination
    benefits (1)                                 3,184         800           -           -           -           -
Curtailment loss (gain) (2)                        908           -        (166)          -           -           -
Settlement loss (gain) (2)                         708           -      (1,037)          -           -           -
                                              --------    --------    --------    --------    --------    --------
Net periodic benefit
    cost (income) (3)                         $ 21,054    $  3,180    $  1,965    $    286    $  1,957    $   (128)
                                              --------    --------    --------    --------    --------    --------

Other Changes in Plan Assets
and Benefit Obligations
Recognized in Other Comprehensive
Loss:

Net actuarial loss (gain)                     $(24,796)   $ 88,990    $ 30,331    $  3,508    $(14,120)   $  7,780
Prior service cost (credit)                          -         346       2,615           -           -           -
Amortization of prior
   service cost                                   (291)       (274)       (255)      1,347       1,347       1,347
Recognized prior service
   cost due to curtailments (2)                   (908)          -           -           -           -           -
Recognized actuarial
   loss due to settlements (2)                    (708)          -           -           -           -           -
Amortization of net loss                        (4,716)       (117)        (98)        820           -         455
                                              --------    --------    --------    --------    --------    --------
Total recognized in
  comprehensive (loss)
  income                                      $(31,419)   $ 88,945    $ 32,593    $  5,675    $(12,773)   $  9,582
                                              --------    --------    --------    --------    --------    --------

Recognized in total
comprehensive (loss) income                   $(10,365)   $ 92,125    $ 34,558    $  5,961    $(10,816)   $  9,454
                                              ========    ========    ========    ========    ========    ========

Discount rate                                     7.25%       5.75%       5.75%       7.25%       5.75%       5.75%
Compensation increase                             3.00%       2.75%       2.75%        N/A         N/A         N/A
Expected long-term rate of
   return on plan assets                          7.50%       6.75%       6.75%        N/A         N/A         N/A

(1) During fiscal 2009, we recorded a $2.0 million loss based on the terms of the settlement agreement with one of the participants in our non-qualified pension plan. In addition, during fiscal 2009 and fiscal 2008, we recorded special termination benefits of $1.2 million and $0.8 million, respectively, to recognize retirement supplement payments to certain eligible union participants.

(2) In fiscal 2009, we recorded a curtailment loss of $0.9 million to immediately recognize the unrecognized prior service cost relating to our non-qualified Supplemental Executive Retirement Plan, which has been frozen effective January 31, 2010. In addition, we recorded a settlement loss of $0.7 million to immediately recognize the unrecognized losses for one of our non-qualified pension plans due to a settlement agreement with the associated participant.

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

(3) Pension and postretirement benefit expenses are recorded within "Store operating, general and administrative expense."

         For determining the fiscal 2009 net periodic pension cost, the expected long-term rate of return for the plan was determined by weighing the expected returns for each asset class by the assets allocated to that class. The expected return for each asset class was based on our actuaries' capital market assumptions for real returns on standard asset classes and a long-term annual inflation range of 2.0% - 3.0%. Given the target asset allocation of 45-60% equities, 30-40% fixed income and 5-25% other, we consider 7.5% to be a reasonable estimate of average expected long-term investment returns over the life of the plan.

         Our Company expects approximately $1.9 million of the net actuarial loss and $0.3 million of the prior service cost to be recognized into net periodic benefit cost in fiscal 2010 for defined benefit pension plans. For postretirement plans, approximately $0.9 million of prior service credits and $0.5 million of actuarial gains is expected to be recognized during fiscal 2010.

         The following table details our expected benefit payments for the years 2010 through 2019.

                                         Pension                Postretirement
                                         -------                --------------
     2010                               $  25,191                 $  1,878
     2011                                  25,669                    2,054
     2012                                  26,998                    2,232
     2013                                  27,950                    2,456
     2014                                  29,132                    2,599
     Years 2015 - 2019                    163,469                   13,401

         We also expect to contribute approximately $7.0 million in cash to our defined benefit pension plans in fiscal 2010. Please refer to the GHI Contractual Obligation discussion below for information relating to expected benefit payments relating to GHI's employees, which are not included above.

Plan Assets
-----------

         Our postretirement plans are unfunded. Our defined benefit pension plan assets are held in trust funds and are actively managed by external fund managers. Our overall investment strategy is to diversify investments across types of investments and investment managers. The investment managers have full discretion to manage their portion of the investments subject to the objectives and policies of the respective plans. The performance of the investment managers is reviewed on a regular basis. Our primary investment objectives are to achieve a sufficient rate of return to meet the current and future pension plan cash obligations, while avoiding excessive risk. Equity security investments consist of a broad range of publicly traded securities, ranging from small to large capitalization stocks and are diversified in both growth and value orientated strategies as well as diverse industry sectors. Fixed income securities consist of a broad range of investments, including U.S. government securities, investment-grade corporate debt securities, mortgages and other asset backed obligations. Our plans do not allow for direct investments in the publicly traded securities of our Company and investments in derivatives for speculative purposes.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Our defined benefit pension plan target and actual weighted average asset allocations by asset class were as follows:

                                                                               Actual Allocation
                                                                    -----------------------------------------
                                                Target              February 27,                 February 28,
                                              Allocation               2010                          2009
                                              ----------               ----                          ----
Equity securities                              45 - 60%                  55%                          48%
Fixed income securities                        30 - 40%                  38%                          38%
Other                                           5 - 25%                   7%                          14%
                                                                        ---                          ---
Total                                                                   100%                         100%

         The following table provides the fair value of our pension plan assets, by level as determined by the fair value hierarchy, at February 27, 2010:

                                                               Fair Value Measurements at Feb. 27, 2010 Using
                                                               ----------------------------------------------
                                                               Quoted Prices   Significant Other  Significant
                                                                 in Active        Observable      Unobservable
                                                                  Markets          Inputs            Inputs
Asset Class:                                      Total          (Level 1)        (Level 2)         (Level 3)
------------                                      -----          ---------        ---------         ---------
  Cash and cash equivalents                      $   1,056        $       -        $   1,056        $       -
  Short-term investment collective trust             2,560                -            2,560                -
                                                 ---------        ---------        ---------        ---------
Total cash and cash equivalents                      3,616               -             3,616                -

Equity securities

     Common stock                                   83,174           83,174                -                -
     Mutual equity funds                           133,101          133,101                -                -
                                                 ---------        ---------        ---------        ---------
Total equity securities                            216,275          216,275                -                -

Fixed income securities:
     Corporate bonds                                17,244                -           17,244                -
     U.S. government and agency securities          27,344           16,592           10,752                -
     Mutual fixed income funds                      97,568           97,568                -                -
     Agency mortgage backed securities               8,555                -            8,555                -
                                                 ---------        ---------        ---------        ---------
Total fixed income securities                      150,711          114,160           36,551                -

Hedge Funds - Common Collective Trusts              24,525                -                -           24,525

Other                                                2,030                -            2,030                -
                                                 ---------        ---------        ---------        ---------

Fair value of investment securities                397,157          330,435           42,197           24,525
                                                 ---------        ---------        ---------        ---------

Receivables                                          7,818
Payables                                            (7,783)
                                                 ---------
Total fair value of Plan Assets                    397,192
                                                 =========

         The following is a description of the valuation methodologies used for assets measured at fair value.

         The fair values of investments in money market accounts and common collective trust funds are valued based on their reported Net Asset Value (NAV). The NAV of short-term securities are based on the value of their underlying investments, adjusted for charges and expenses, and are classified as Level 2 of the fair value hierarchy.

         The fair values of common stock, mutual funds and U.S. government securities are determined based on their quoted closing market prices in active markets for identical investments, and are classified as Level 1 of the fair value hierarchy.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

        The fair values of corporate bonds and U.S. agency securities are based on observable market information in primary markets or determined by pricing services based on values for investments with similar ratings and maturity dates. These securities are classified as Level 2 of the fair value hierarchy.

         Agency mortgage-backed pass through securities issued by the government, Freddie Mac and Fannie Mae are valued based on observable market information relating to the underlying loans. As such, these securities are classified as Level 2 of the fair value hierarchy.

         The fair value of the common collective trust invested in a fund of offshore hedge funds is determined based on the NAV of the underlying hedge funds, as reported by each third party administrator of the underlying hedge funds and further analyzed by the trust. The Plan's investment in the trust is valued based on its proportionate share of the trust's net assets, adjusted for related fees. The trust contains a holdback provision, whereas 10% of its investments cannot be redeemed by the Plan until after the fund's fiscal year-end. As such, these investments are classified as Level 3.

         The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe that the valuation methods used by our pension plans are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

         The table below provides a reconciliation of the beginning and ending balances for Level 3 assets for the year ended February 27, 2010:

                                                Fair Value Measurements Using
                                                Significant Unobservable Inputs
                                                            (Level 3)
                                                -------------------------------
                                                           Hedge Funds-
                                                       Common Collective
                                                              Trusts
                                                       -----------------
     Beginning Balance as of 2/28/2009                        $24,200
     Realized gains (losses)                                        -
     Unrealized gains (losses)                                    325
     Transfers in/out of Level 3                                    -
     Net purchases, sales and settlements                           -
                                                              -------
     Ending Balance as of 2/27/2010                           $24,525
                                                              =======

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

         As we believed the Fund was likely to have funding challenges and would present a risk of higher future contribution requirements, our Company entered into a series of agreements with GHI and the Fund, which enabled us to transfer the pension assets attributable to GHI's employees of $13.6 million from the Fund and combine them with our existing Pathmark Pension Plan's assets in January 2009. We believe that our cash-flow and earnings will benefit from gaining a better control over the future costs and by limiting

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

our obligations to fund pension benefits solely to GHI's employees, compared to having remained in the Fund. Since the assets in the plan are available to pay pension benefits of both the Company's employees and GHI's employees servicing our Pathmark stores, the transferred assets are treated as plan assets, similar to all of our other pension plan assets. The related return on plan assets is recorded within "Store operating, general and administrative expense" in our Consolidated Statements of Operations. However, since GHI's employees covered by this plan are not employees of the Company, our obligation to fund their pension benefits is accounted for as a contractual obligation, outside the scope of pension accounting. Accordingly, although our contractual obligations related to GHI's employees are excluded from the above tabular disclosures of our defined benefit pension plans, we believe that they should be evaluated in conjunction with our other pension benefit obligations to fully understand our pension related financial obligations. We calculated the fair value of our contractual obligation to GHI's employees to be $95.8 million and $91.4 million, respectively, using discount rates of 5.75% and 7.00%, respectively, which were derived from the published zero-coupon AA corporate bond yields.

         Our contractual obligation relating to pension benefits for GHI's employees is included within "Other accruals" and "Other non-current liabilities" in our Consolidated Balance Sheet as of February 27, 2010 and February 28, 2009. Additions to our GHI contractual obligation for current service costs and actuarial gains and losses are recorded within "Cost of merchandise sold" in our Consolidated Statements of Operations at their current value. Accretion of the obligation to present value is recorded within "Interest expense" in our Consolidated Statements of Operations. Benefit payments relating to GHI retirees transferred to our Pathmark Pension Plan are projected to be approximately $8.3 million for fiscal 2010 and will be paid from the Pathmark Pension Plan assets.

Defined Contribution Plans

         We maintain savings plans to which eligible participants may contribute a percentage of their eligible salaries. Due to the deteriorating economic conditions and our results of operations, effective March 1, 2009, we suspended our Company's matching contributions to the savings plans, which were based on a percentage of the participants' eligible contributions. Effective January 1, 2010, we also suspended our Company's contributions to the defined contribution retirement plans, which were equal to 4% of eligible participants' salaries. Participants vest in our prior contributions after 2 years of service for contributions made after January 1, 2008, and after 5 years of service for contributions made prior to such date. Our contributions charged to operations for all plans were approximately $6.7 million, $12.0 million and $8.3 million in fiscal years 2009, 2008 and 2007, respectively.

Multi-employer Union Pension Plans

         We participate in various multi-employer union pension plans which are administered jointly by management and union representatives. These plans sponsor most full-time and certain part-time union employees who are not covered by our other pension plans. The pension expense for these plans in fiscal 2009, fiscal 2008 and fiscal 2007 was approximately $65.2 million (all of which related to continuing operations), $81.2 million ($4.1 million of which related to discontinued operations) and $97.3 million ($62.2 million of which related to discontinued operations), respectively. Certain multi-employer plans have reached an unfunded status below current regulatory requirements. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans, which benefits could be significant and material for our Company.

         The above fiscal 2009, fiscal 2008 and fiscal 2007 pension expense amounts for the multi-employer plans include $2.8 million (all of which relates to continuing operations), $33.0 million ($4.1 million of

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

which relates to discontinued operations) and $62.9 million ($57.0 million of which relates to discontinued operations), respectively, for costs related to our Company's withdrawals from multi-employer union pension plans during each respective year. We made withdrawals from certain multi-employer pension plans, as we believe that the related plans are likely to have funding challenges, and would present a risk of higher future contribution requirements. We also believe that our cash-flow and earnings will benefit from gaining a better control over the future costs and by limiting our obligations to fund pension benefits solely to our employees, compared to having remained in the multi-employer plans.

Postemployment Benefits

         We accrue costs for pre-retirement, postemployment benefits provided to former or inactive employees and recognize an obligation for these benefits. The costs of these benefits have been included in operations for fiscal 2009, fiscal 2008 and fiscal 2007. As of February 27, 1010 and February 28, 2009, we had liabilities reflected on the Consolidated Balance Sheets of $23.7 million and $19.2 million, respectively, related to such benefits, which were recorded within "Other accruals" and "Other non-current liabilities".

NOTE 14 - Stock Based Compensation

         The components of our compensation expense related to our share-based incentive plans were as follows, none of which have been capitalized:

                                           Fiscal     Fiscal    Fiscal
                                             2009      2008      2007
                                            ------    ------    ------
Stock options                               $1,492    $1,283    $  547
Roll-over stock options (1)                      -         -     1,983
Restricted stock units                       1,076         -         -
Performance restricted stock units           2,358     3,781     5,969
Common stock granted to Directors              741       630       540
                                            ------    ------    ------
Total stock-based compensation              $5,667    $5,694    $9,039
                                            ======    ======    ======

(1) Represents incremental compensation expense recognized for stock options that were exchanged for Pathmark stock options upon acquisition.

         At February 27, 2010, we had stock awards outstanding under two stock-based compensation plans, the 2008 Long Term Incentive and Share Award Plan ("2008 Plan"), which was approved by our shareholders on June 26, 2008, and the 2004 Non-Employee Director Compensation Plan. The 2008 Plan replaced the 1998 Long Term Incentive and Share Award Plan and provides for the same types of awards and is otherwise similar to the 1998 Plan. The general terms of each plan, the method of estimating fair value for each plan and fiscal 2009, fiscal 2008 and fiscal 2007 activity is reported below.

I. 2008 Plan: This plan provides for the grant of awards in the form of options, SAR's, restricted shares, restricted share units, performance shares, performance units, dividend equivalent, or other share based awards to our Company's officers and key employees. The total number of shares available for issuance under this plan is 4,750,000, subject to anti-dilution provisions.

         Performance restricted stock units under the 2008 Plan were granted at the fair market value of the Company's common stock at the date of grant, adjusted by an estimated forfeiture rate. Certain performance restricted stock units that include a market condition are granted at the award's fair market value determined on the date of grant.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Stock options
         -------------
         The stock option awards under the 2008 Plan are granted based on the fair market value of the Company's common stock on the date of grant. Our stock options have a contractual term of 10 years and vest 33% on each anniversary date of the issuance over a three-year period. Compensation expense of all awards is calculated at fair value using a Black-Scholes valuation model, which utilizes assumptions detailed in the below table for expected life based upon historical option exercise patterns, historical volatility for a period equal to the stock option's expected life, and risk-free rate based on the U.S. Treasury constant maturities in effect at the time of grant. The following assumptions were in place during fiscal 2009, fiscal 2008 and fiscal 2007:

                                                 Fiscal 2009        Fiscal 2008      Fiscal 2007
                                                 ----------         ----------       -----------
         Expected life                             6 years            7 years          7 years
         Volatility                                  66%                52%            54% - 55%
         Risk-free interest rate range           2.65%-2.68%          2.96%          4.46% - 4.57%

         As of February 27, 2010, approximately $3.2 million of total unrecognized compensation expense related to unvested stock option awards will be recognized over a weighted average period of 2.2 years.

         The weighted average grant date fair value of stock options granted during fiscal 2009, fiscal 2008 and fiscal 2007 was $3.7 million or $2.81 per share, $1.9 million or $14.64 per share and $1.7 million or $19.47 per share, respectively.

         The following is a summary of the stock option activity during fiscal 2009, fiscal 2008 and fiscal 2007:


                                                                                    Weighted Avg.
                                                                  Weighted Avg.      Remaining         Aggregate
                                                                    Exercise         Contractual      Intrinsic
                                                     Shares           Price          Term (years)       Value
                                                     ------           -----          ------------       -----
         Outstanding at February 24, 2007             1,324,980    $    15.50
             Granted                                     84,961         32.28
             Roll-over options                        1,107,156         31.74
             Canceled or expired                       (104,481)        35.50
             Exercised                                 (585,087)        18.06
                                                  --------------   ----------
         Outstanding at February 23, 2008             1,827,529    $    24.21
             Granted                                    128,434         27.08
             Canceled or expired                       (296,138)        29.14
             Exercised                                 (107,891)        20.46
                                                  --------------   ----------
         Outstanding at February 28, 2009             1,551,934    $    23.77
             Granted                                  1,316,829          4.58
             Canceled or expired                       (772,899)        17.28
             Exercised                                  (19,396)         4.63
                                                  --------------   ----------
         Outstanding at February 27, 2010             2,076,468    $    14.18                5.6         $  2.6
                                                  =============    ==========              =====         ======
         Exercisable at:
             February 27, 2010                        1,033,266    $    21.40                1.9         $  0.3
                                                                                           =====         ======
         Nonvested at:
             February 27, 2010                        1,043,202    $     7.04                9.2         $  2.4
                                                                                           =====         ======

     The total intrinsic value of options exercised during fiscal 2009, fiscal 2008 and fiscal 2007 was $0.1 million, $0.5 million and $7.9 million, respectively. The amount of cash received from the exercise of stock options in fiscal 2009 was approximately $0.1 million.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

     Restricted Stock
     ----------------
     For restricted stock units granted in 2009, one-fourth of the awards will vest at the end of fiscal 2009 and three-fourths will vest at the end of fiscal 2011, subject to the recipients of such restricted stock units meeting the appropriate eligibility and service conditions. As of February 27, 2010, approximately $4.1 million of total unrecognized compensation expense relating to these restricted stock units is expected to be recognized through fiscal 2013.

     The following is a summary of the restricted stock units activity during fiscal 2009. There were no restricted stock units granted prior to fiscal 2009.

                                                                        Weighted Avg.
                                                                         Grant Date
                                                         Shares          Fair Value
                                                      -------------    -------------
     Nonvested at February 28, 2009                               -    $           -
         Granted                                          1,573,755             4.29
         Canceled or expired                               (326,237)            4.01
         Vested                                                   -                -
                                                      -------------    -------------
     Nonvested at February 27, 2010                       1,247,518    $        4.37
                                                      =============    =============

     Performance Restricted Stock Units
     ----------------------------------
     The following is a summary of the performance restricted stock units activity during fiscal 2009, fiscal 2008 and fiscal 2007:

                                                                    Weighted Avg.
                                                                      Grant Date
                                                         Shares       Fair Value
                                                         ------       ----------
         Nonvested at February 24, 2007                 1,767,451         14.73
             Granted                                      782,723         32.44
             Canceled or expired                         (639,747)        12.80
             Vested                                        (5,000)        34.83
                                                        ---------    ----------
         Nonvested at February 23, 2008                 1,905,427    $    22.60
             Granted                                      471,731         26.60
             Canceled or expired                         (121,021)        20.63
             Vested                                      (440,600)        12.72
                                                        ---------    ----------
         Nonvested at February 28, 2009                 1,815,537    $    26.17
             Granted                                    1,440,968          4.01
             Canceled or expired                         (795,242)        18.94
             Vested                                      (590,795)        17.97
                                                        ---------    ----------
         Nonvested at February 27, 2010                 1,870,468    $    14.53
                                                        =========    ==========

     During fiscal 2009, fiscal 2008 and fiscal 2007, our Company granted 1,440,968, 471,731 and 782,723 of performance restricted stock units to selected employees, respectively, for a total grant date fair value of $5.8 million, $12.5 million and $25.4 million, respectively. The total fair value of shares vested during fiscal 2009, fiscal 2008 and fiscal 2007 was $3.1 million, $12.1 million and $0.2 million, respectively. We currently expect to recognize approximately $2.4 million of unrecognized fair value compensation expense for our performance restricted stock units under our executive and non-executive Integration Programs in fiscal 2007 through fiscal 2011, based on our estimates of attaining vesting criteria. We are no longer recognizing stock compensation expense for any of our non-integration related grants due to our determination that the related performance conditions will not be achieved.

     Fiscal 2009 Annual Grant
     ------------------------
     Performance restricted stock units issued during fiscal 2009 were to be earned based on our Company achieving certain operating targets in fiscal 2009, which include Adjusted EBITDA targets. One-third of

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

     these awards were scheduled to vest at the end of fiscal 2009 and two-thirds at the end of fiscal 2010, subject to meeting the appropriate eligibility and service conditions. During the second quarter of fiscal 2009, we determined that the related performance conditions would not be achieved based on the changes in our forecast for fiscal 2009. Once this determination was made, our Company reversed the associated stock compensation expense recorded during the first quarter of fiscal 2009 and will no longer record future compensation expense for the 2009 grant.

     Fiscal 2008 and Fiscal 2007 Annual Grants
     -----------------------------------------
     Performance restricted stock units granted during fiscal 2008 and fiscal 2007 are earned based on our Company achieving certain operating targets in fiscal 2010 and fiscal 2009, respectively, and are 100% vested upon achievement of such targets.

     During fiscal 2008, based on changes in our current year forecast and three year strategic plan, our Company determined that the targets described under the terms of the remaining two-thirds of our 2006 award (performance criteria relating to one third of the 2006 grant was deemed to have been met upon the closing of the Pathmark transaction), our fiscal 2008 award, and our fiscal 2007 award were not probable of being met. Once this determination is made, compensation expense is no longer recognized and any recognized compensation expense is reversed. As a result, during fiscal 2008, we recorded a reversal of previously recorded compensation expense related to performance restricted stock of $5.2 million within "Store operating, general and administrative expense" in our Consolidated Statements of Operations. Of this amount, approximately $4.0 million of this reversal should have been recorded in fiscal 2007 as our performance targets were no longer probable due to dispositions in advance of our acquisition of Pathmark. Had our Company recorded this reversal during fiscal 2007, the reversal for not meeting performance targets in fiscal 2008 would have been approximately $3.0 million.

     Fiscal 2007 Integration Program Grants
     --------------------------------------
     On June 15, 2007, the Committees approved an executive and a non-executive Acquisition Closing and Integration Incentive Compensation Program (the "Integration Program") subject to: a) the closing of the Pathmark transaction; b) the achievement of certain Pathmark transaction closing performance criteria or certain Pathmark transaction synergy targets; c) the achievement of certain Company stock price targets over a performance period comprised of the three calendar years following the closing of the Pathmark transaction for executive grants and 24 months for non-executive grants; and d) other terms, conditions, limitations, restrictions and eligibility requirements. Depending on actual performance as compared with the foregoing targets, each executive officer could earn up to a maximum of 200% of the performance restricted share units and each non-executive officer could earn up to a maximum of 125% of the performance restricted share units awarded under the Integration Plan. The executive Integration Programs awards were considered granted on June 15, 2007. The non-executive Integration Programs awards were considered granted on August 7, 2007 and December 20, 2007. With the closing of the Pathmark transaction on December 3, 2007, compensation expense was recorded over the vesting period, as these units are earned upon achievement of the other terms as described above.

     These performance restricted stock units vest subject to the achievement of certain Company stock price targets over the 24-month performance period following the closing of the Pathmark transaction on December 3, 2007 and other terms, conditions, limitations, restrictions and eligibility requirements as described in the Integration Program.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

     On May 21, 2009, our Board of Directors modified the terms of the performance restricted stock units granted under our executive and non-executive Integration Program by removing the achievement of specific stock price targets as a precondition to the vesting of earned units. The Board also approved a modification of the vesting schedule for non-executives for the earned units to vest as follows: one-third in July 2009, one-third in July 2010 and one-third in July 2011. The earned units for executives will vest December 3, 2010, subject to the other terms and conditions of the awards. Additionally, on July 16, 2009, the Board determined that 100% of the performance restricted stock units had been earned. In connection with this decision, we reversed $0.4 million of previously recognized expense for the ancillary shares. As a result of the foregoing modification and Board determination, our Company will incur an additional incremental compensation cost of $1.3 million, adjusted for actual forfeitures, of which $0.7 million has been recognized during 2009 and the remainder is being recognized over the new vesting period. During fiscal 2009, increased forfeitures associated with the departure of certain executive employees resulted in a reversal of a portion of the previously recognized stock compensation expense.

II. 2004 Non-Employee Director Compensation Plan: This plan provides for the annual grant of Company common stock equivalent of $90 to members of our Board of Directors. The $90 grant of common stock shall be made on the first business day following the Annual Meeting of Stockholders. The number of shares of our Company's common stock granted annually to each non-employee Director will be based on the closing price of the common stock on the New York Stock Exchange, as reported in the Wall Street Journal on the date of grant. Only whole shares will be granted; any remaining amounts will be paid in cash as promptly as practicable following the date of grant.


NOTE 15 - Interest Expense

         Interest expense is comprised of the following:

                                                             Fiscal 2009      Fiscal 2008 (1)     Fiscal 2007(1)
                                                           --------------     ---------------     --------------
$675 million Credit Agreement                                $  15,411          $  21,139            $   4,671
Related Party Promissory Note, due Aug. 18, 2011                   607                300                    -
7.75% Notes, due April 15, 2007                                      -                  -                  342
11.375% Senior Secured Notes, due Aug. 1, 2015                  16,665                  -                    -
9.125% Senior Notes, due Dec. 15, 2011                           1,168              1,188                1,168
5.125% Convertible Senior Notes, due June 15, 2011               8,433              8,553                1,575
6.750% Convertible Senior Notes, due Dec. 15, 2012              17,165             17,409                3,207
9.375% Notes, due August 1, 2039                                18,729             19,011               18,699
Bridge Loan Facility                                                 -                  -               27,285
Capital lease obligations and Real estate liabilities           52,552             53,970               39,134
Dividends on Preferred Stock Liability                           3,505                  -                    -
Self-insurance and GHI interest                                 14,792             10,859               10,117
GHI discount rate adjustment and COLI non-cash interest         15,906              1,375                  867
Amortization of deferred financing fees and discounts           26,619             23,030                5,193
Other                                                            1,506                757                  (40)
                                                             ---------          ---------            ----------
     Total                                                   $ 193,058          $ 157,591            $ 112,218
                                                             =========          =========            ==========

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

(1) The interest expense associated with the 6.750% convertible senior notes increased by $3.5 million and $0.4 million, respectively, from the amounts reported in our Forms 10-K for fiscal 2008 and fiscal 2007, as a result of the retrospective application of the new accounting guidance relating to convertible debt, which we adopted during the first quarter of fiscal 2009. Refer to Note 10 - Indebtedness and Other Financial Liabilities for additional information.


NOTE 16 - Investment in Metro, Inc.

         On March 13, 2007, in connection with our agreement to acquire Pathmark Stores, Inc., our Company sold 6,350,000 shares of our holdings in Metro, Inc. for proceeds of approximately $203.5 million resulting in a net gain of $78.4 million.

         Prior to March 13, 2007, we used the equity method of accounting to account for our investment in Metro, Inc. because we exerted significant influence over substantive operating decisions made by Metro, Inc. through our membership on Metro, Inc.'s Board of Directors and its committees and through an information technology services agreement. We recorded our pro-rata equity earnings relating to our equity investment in Metro, Inc. on approximately a three-month lag period. During fiscal 2007, we recorded $7.9 million within "Equity in earnings of Metro, Inc." on our Consolidated Statements of Operations.

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

         Prior to the sale of our remaining shares in Metro, Inc., on November 6, 2007, we entered into a currency exchange forward contract to purchase $380 million United States dollars to hedge the value of our shares in Metro, Inc. against adverse movements in exchange rates. Our Company measured ineffectiveness based upon the change in forward exchange rates. In the third quarter of fiscal 2007 and upon completion of the sale of our shares of Metro, Inc., this forward contract was settled. Upon settlement, the effective portion of this hedge contract resulted in a gain of approximately $23.9 million during fiscal 2007, which was offset by a $23.9 million foreign exchange loss from the underlying investment. In addition, we recorded a gain of $2.4 million to settle the forward exchange contract during fiscal 2007, as a result of the favorable movement in the Canadian dollar at the time of sale of our remaining holdings in Metro, Inc. These gains and losses were recorded in "Gain on sale of Metro, Inc." in our Consolidated Statements of Operations for fiscal 2007.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Metro, Inc.'s summarized financial information, derived from its audited year ended September 29, 2007 is as follows (in millions):

                                                                 Year Ended
                                                               Sept. 29, 2007
                                                              ---------------
         Balance sheet:
             Current assets                                   $       1,048.8
             Noncurrent assets                                        3,201.2
                                                              ---------------
                 Total assets                                 $       4,250.0
                                                              ===============

             Current liabilities                              $       1,063.1
             Noncurrent liabilities*                                  1,265.4
                                                              ---------------
                 Total liabilities                            $       2,328.5
                                                               ==============
         Income statement:
             Net sales                                        $      10,183.7
                                                              ===============
             Cost of sales and operating expenses             $       9,580.3
                                                              ===============
             Net income                                       $         264.6
                                                              ===============

*         Includes minority interests of $6.0 million.

NOTE 17 - Income Taxes

         A reconciliation of income taxes from continuing operations at the 35% federal statutory income tax rate for fiscal 2009, fiscal 2008 and fiscal 2007 to income taxes as reported is as follows:

                                                                      Fiscal 2009        Fiscal 2008      Fiscal 2007
                                                                     -------------       -----------      -----------
Income tax benefit from (provision for) continuing
      operations computed at federal statutory income tax rate          280,925           $ 30,421         $ (32,261)
State and local income taxes, net of federal tax benefit                  3,975             (2,924)           (1,792)
Permanent difference relating to the sale of Canadian assets            153,841                  -            (5,590)
Permanent differences relating to Pathmark financing
      and impairments                                                  (108,168)            40,902            13,088
Valuation allowance                                                    (307,784)           (69,377)           21,217

Other                                                                      (795)            (1,705)             (254)
                                                                      ----------          ---------        ----------
Income tax benefit (provision), as reported                           $  21,994           $ (2,683)        $  (5,592)
                                                                      ==========          =========        ==========

         The effective tax rate on continuing operations of (2.7%) for fiscal 2009 varied from the statutory rate of 35%, primarily due to state and local income taxes, the increase in our valuation allowance, the remeasurement of uncertain tax positions, and the impact of the Pathmark financing and fiscal 2009 impairments. Approximately $16 million of the net income tax benefit resulted from the write-off of the deferred tax liability associated with the Pathmark trademark, an indefinite-lived intangible asset, as a result of its impairment during fiscal 2009.

         The effective tax rate on continuing operations of 3.1% for fiscal 2008 varied from the statutory rate of 35%, primarily due to state and local income taxes, the increase in our valuation allowance and the impact of the Pathmark financing.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         The effective tax rate on continuing operations of 6.1% for fiscal 2007 varied from the statutory rate of 35% primarily due to state and local income taxes, the impact of the sale of our Canadian operations, the impact of the Pathmark financing and the decrease to our valuation allowance as a result of utilization of losses not previously benefited because of a lack of history of earnings.

         The benefit from (provision for) income taxes from continuing operations consisted of the following:

                                                             Fiscal 2009      Fiscal 2008      Fiscal 2007
                                                             -----------      -----------      -----------
         Current:
         Federal                                            $   156,196       $    2,397       $         -
         State and local                                          6,116           (4,498)           (2,757)
         Foreign taxes                                              (36)            (582)             (195)
                                                            -----------       ----------       -----------
                                                                162,276           (2,683)           (2,952)
                                                            -----------       ----------       ----------
         Deferred:
         Federal                                               (140,282)               -            (2,640)
                                                            -----------       ----------       -----------
         Benefit from (provision for) income taxes          $    21,994       $   (2,683)      $    (5,592)
                                                            ===========       ==========       ===========

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

         Our valuation allowance increased by $361.1 million during fiscal 2009, to reflect generation of additional operating losses, remeasurement of our uncertain tax positions and impairment of indefinite lived intangible assets, partially offset by an adjustment to the valuation allowance that was released in connection with the original purchase price allocation for Pathmark. Our valuation allowance increased by $162.9 million during fiscal 2008, to reflect the increase in deferred income tax assets recorded relating to the purchase price allocation adjustments discussed in Note 2 - Acquisition of Pathmark Stores, Inc., as well as generation of additional net operating losses and pension and postretirement related amounts recorded in "Other comprehensive loss." In future periods, we will continue to record a valuation allowance against net deferred tax assets that are created by losses until such time as the certainty of future tax benefits can be reasonably assured.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         The components of net deferred tax assets (liabilities) are as follows:

                                                                           Feb. 27, 2010     Feb. 28, 2009
                                                                           -------------     -------------
Current assets:

    Insurance reserves                                                     $      33,403     $      33,689
    Other reserves and accrued benefits                                           52,988            56,968
    Accrued postretirement and postemployment benefits                               959             1,780
    Pension obligations                                                           16,111             6,250
    Other                                                                          6,648             7,506
                                                                           -------------     -------------
                                                                                 110,109           106,193
                                                                           -------------     -------------
Current liabilities:

    Inventories                                                                  (39,589)          (37,097)
    Health and welfare                                                            (1,777)           (1,902)
    Other                                                                         (6,101)           (3,273)
                                                                           --------------    --------------
                                                                                 (47,467)          (42,272)
                                                                           --------------    --------------
Valuation allowance                                                              (65,937)          (26,973)
                                                                           --------------    --------------
Net current deferred income taxes included in "Other accruals" and
    "Prepaid expenses and other current assets," respectively              $      (3,295)    $      36,948
                                                                           ==============    ==============

Non-current assets:

    Net operating losses                                                       $ 282,688     $     214,370
    Foreign tax credits                                                           69,261            69,261
    Alternative minimum tax credits and general business credits                  51,661            53,433
    Other reserves including asset disposition charges                           147,971           130,084
    Lease obligations                                                              9,480             7,748
    Insurance reserves                                                            87,536            64,626
    Accrued postretirement and postemployment benefits                            15,696            10,731
    Pension obligations                                                          114,552            83,752
    Step rents                                                                    24,344            22,700
    State tax credits                                                             22,789            29,852
    Pathmark financing                                                             9,084             9,571
    Other                                                                          2,765            10,709
                                                                           -------------     -------------
                                                                                 837,827           706,837
                                                                           -------------     -------------
Non-current liabilities:

    Depreciation                                                                (261,842)         (339,542)
    Pension obligations                                                                -            (1,068)
    Intangibles                                                                  (62,039)          (94,432)
    Pathmark financing                                                            (9,460)           (9,762)
    Other                                                                        (14,137)          (16,645)
                                                                           --------------    --------------
                                                                                (347,478)         (461,449)
                                                                           --------------    --------------

Valuation allowance                                                             (501,716)         (179,535)
                                                                           --------------    --------------
Net non-current deferred income tax asset in
   "Other non-current liabilities" and "Other assets," respectively        $     (11,367)    $      65,853
                                                                           ==============    ==============

         At February 27, 2010, we had federal Net Operating Loss ("NOL") carryforwards of $664.8 million, which will expire between fiscal 2023 and 2030, some of which are subject to an annual limitation. The federal NOL carryforwards include $7.4 million related to the excess tax deductions for stock option plans that have yet to reduce income taxes payable. Upon utilization of these carryforwards, the associated tax benefits of approximately $2.6 million will be recorded in "Additional paid-in capital". In addition, we had state loss carryforwards of $1.0 billion that will expire between fiscal 2010 and fiscal 2030. Our Company's general business credits consist of federal and state work incentive credits, which expire between fiscal 2010 and fiscal 2030, some of which are subject to an annual limitation.

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

         Effective February 25, 2007, we adopted the new accounting guidance relating to uncertain tax positions. As a result, we recorded the following transition adjustments:

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

         Reconciliation of Unrecognized Tax Benefits

                                                                 Tax          Interest         Total
                                                              ---------      ----------      ---------
         Balance at February 25, 2007                         $ 153,841      $        -      $ 153,841
         Tax positions of Pathmark Stores, Inc.                   9,344             972         10,316
         Increases related to current period
           tax positions                                             53              74            127
                                                              ---------      ----------      ---------
         Balance at February 23, 2008                           163,238           1,046        164,284
         Decrease related to prior period
           tax positions                                              -             (82)           (82)
         Settlements                                               (297)              -           (297)
         Lapse of statute of limitations                         (1,127)              -         (1,127)
                                                              ---------      ----------      ---------
         Balance at February 28, 2009                           161,814             964        162,778
         Decrease related to prior period
           tax positions                                       (156,773)              -       (156,773)
         Settlements                                                534                            534
         Lapse of statute of limitations                         (4,171)           (958)        (5,129)
                                                              ----------     ----------     ----------
         Balance at February 27, 2010                         $   1,404      $        6      $   1,410
                                                              =========      ==========      =========

         Our Company is subject to U.S. federal income tax, as well as income tax in multiple state and foreign jurisdictions. As of February 27, 2010, with a few exceptions, we remain subject to examination by federal, state and local tax authorities for tax years 2004 through 2008. With a few exceptions, we are no longer subject to federal, state or local examinations by tax authorities for tax years 2003 and prior.

         At February 27, 2010, we had unrecognized tax benefits of $1.4 million, which were recorded within deferred tax liabilities in "Other accruals". At February 28, 2009, unrecognized tax benefits of $162.8 million were recorded as unrecognized tax liabilities in "Other noncurrent liabilities." The remeasurement of our uncertain tax positions resulted in a decrease in our unrecognized tax benefits and an increase in our valuation allowance on our net deferred tax asset and did not impact our effective tax rate. We do not expect that the amount of our gross unrecognized tax positions will change significantly in the next 12 months. Any future decrease in our Company's gross unrecognized tax positions would require a reevaluation of our Company's

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

valuation allowance maintained on our net deferred tax asset and, therefore, is not expected to affect our effective tax rate. Our Company classifies interest and penalty expense related to unrecognized tax benefits within "Benefit from (provision for) income taxes" in our Consolidated Statements of Operations. During fiscal 2009, fiscal 2008 and fiscal 2007, we did not record any interest or penalties.

         Income tax payments, net of income tax refunds, for fiscal 2009, fiscal 2008 and fiscal 2007 were approximately $3.8 million, $3.9 million and $2.2 million, respectively.

         On July 30, 2008, The Housing Assistance Act of 2008 ("the Act") was signed into law. The Act contained a provision allowing corporate taxpayers to make an election to treat certain unused research and Alternative Minimum Tax
(AMT) credit carryforwards as refundable in lieu of claiming bonus and accelerated depreciation for "eligible qualified property" placed in service through the end of fiscal 2008. The American Reinvestment and Recovery Tax Act, which was enacted on February 17, 2009, extended this election through 2009. We expect the refund to be approximately $1.7 million for fiscal 2010, for a total refund of $4.8 million to date.

NOTE 18 -- Earnings (Loss) Per Share

         The following table sets forth the (loss) income from continuing operations and common shares outstanding that are used in the calculation of basic and diluted earnings per share:

                                                  Fiscal 2009                Fiscal 2008                Fiscal 2007
                                                 ------------                -----------                -----------
(Loss) income from continuing operations         $   (780,650)               $   (89,605)               $    86,578
Preferred stock dividends                              (4,572)                         -                          -
Beneficial conversion feature amortization             (1,552)                         -                          -
                                                 ------------                -----------                -----------
(Loss) income from continuing
  operations - basic                                 (786,774)                   (89,605)                    86,578
Adjustments for convertible debt (1)                        -                    (30,621)                         -
Adjustments on Other financial liabilities (2)          9,181                   (101,336)                   (26,352)
                                                 ------------                -----------                -----------
(Loss) income from continuing operations-
  diluted                                        $   (777,593)               $  (221,562)               $    60,226
                                                 ============                ===========                ===========

Weighted average common shares outstanding         57,646,795                 57,647,679                 45,007,214
Performance restricted stock options                        -                          -                     63,784
Share lending agreement (3)                        (4,443,054)                (6,699,485)                (1,519,539)
                                                 ------------                -----------                -----------
Common shares outstanding-basic                    53,203,741                 50,948,194                 43,551,459

Effect of dilutive securities:
Options to purchase common stock                            -                          -                    348,357
Convertible debt (1)                                        -                  7,725,182                          -
Convertible financial liabilities (2)             (23,431,837)                (7,790,155)                   395,398
                                                 ------------                -----------                -----------
Common shares outstanding-diluted                  29,771,904                 50,883,221                 44,295,214
                                                 ============                ===========                ===========

(1) We have debt instruments with a bifurcated conversion feature that were recorded at a significant discount. (Refer to Note 10 - Indebtedness and Other Financial Liabilities). For purposes of determining if an application of the "if-converted method" to these convertible instruments produces a dilutive result, we consider the combined impact of the numerator and denominator adjustments, including a numerator adjustment for gains and losses, which would have been incurred had the instruments been converted on the first day of the period presented.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

(2) Our Series B Warrants are classified as a liability because a third party has the right to determine their cash or share settlement. (Refer to Note 10 - Indebtedness and Other Financial Liabilities). These warrants are marked-to-market on our Consolidated Statements of Operations. For example, in periods when the market price of our common stock decreases, our income from continuing operations is increased. For purposes of determining if an application of the treasury stock method produces a dilutive result, we assume proceeds are used to repurchase common stock and we adjust the numerator similar to the adjustments required under the "if-converted" method. We consider the combined impact of the numerator and denominator adjustments, including a denominator adjustment to reduce shares, even when the average market price of our common stock for the period is below the warrant's strike price.

(3) As of February 27, 2010 and February 28, 2009, we had 5,634,002 and 8,134,002, respectively, of loaned shares under our share lending agreements, which were considered issued and outstanding. The obligation of the financial institutions to return the borrowed shares has been accounted for as prepaid forward contract and, accordingly, shares underlying this contract are removed from the computation of basic and diluted earnings per share, unless the borrower defaults on returning the related shares. On September 15, 2008, Lehman Europe, who is a party to a 3,206,058 share lending agreement with our Company filed under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court and/or commenced equivalent proceedings in jurisdictions outside of the United States (collectively, the "Lehman Bankruptcy"). As such, we have included these loaned shares as issued and outstanding effective September 15, 2008 for purposes of computing our basic and diluted weighted average shares and
     (loss) income per share (Refer to Note 19 - Capital Stock). During fiscal 2009, Bank of America, N.A., who is a party to our share lending agreement, returned 2,500,000 shares, eliminating our obligation to lend additional shares to them in the future. The returned shares were immediately retired, reducing our issued and outstanding shares. During fiscal 2009, fiscal 2008 and fiscal 2007, weighted average common shares relating to share lending agreement of 4,443,054, 6,699,485, and 1,519,539, respectively, were excluded from the computation of earnings per share.

         The following table contains common share equivalents, which were not included in the historical (loss) income per share calculations as their effect would be antidilutive:

                                                  Fiscal 2009                Fiscal 2008                Fiscal 2007
                                                 -------------              -------------              -------------
Stock options                                       2,258,431                  1,785,583                    486,375
Warrants                                              686,277                    686,277                    156,486
Performance restricted stock units                    482,579                    514,031                     30,183
Restricted stock units                              1,016,272                          -                          -
Convertible debt                                   11,278,988                  3,553,806                  2,107,064
Financing warrant                                  11,278,988                 11,278,988                          -
Preferred stock                                    35,000,000                          -                          -

NOTE 19 - Capital Stock

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

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         Pursuant to these agreements, we loaned 8,134,002 shares of our stock, of which 6,300,752 shares were sold to the public on December 18, 2007 in a public offering, to facilitate hedging transactions relating to the issuance of our 5.125% and 6.75% Convertible Notes. We did not receive any proceeds from the sale of the borrowed shares. We received a nominal lending fee from the financial institutions pursuant to the share lending agreements.

         Any shares we loan are considered issued and outstanding. Investors that purchase borrowed shares are entitled to the same voting and dividend rights as any other holders of our common stock; however, the financial institutions will not have such rights pursuant to the share lending agreements. The obligation of the financial institutions to return the borrowed shares has been accounted for as a prepaid forward contract and, accordingly, shares underlying this contract, except for shares held by Lehman described below, are removed from the computation of basic and dilutive earnings per share. On November 23, 2009, Bank of America, N.A., who is a party to our share lending agreement, returned 1,000,000 shares, eliminating our obligation to lend additional shares to them in the future. On January 6, 2010, Bank of America, N.A. returned an additional 1,500,000 shares. All of the returned shares were immediately retired, reducing the number of our common shares issued and outstanding. The return of these shares has no impact on the computations of our basic and diluted earnings per share. As of February 27, 2010, 5,634,002 of loaned shares were outstanding under the share lending agreements.

         On September 15, 2008, Lehman and certain of its subsidiaries, including Lehman Europe, filed a petition under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court and/or commenced equivalent proceedings in jurisdictions outside of the United States (collectively, the "Lehman Bankruptcy"). Lehman Europe is party to a 3,206,058 share lending agreement with our Company. Due to the circumstances of the Lehman Bankruptcy, we have recorded these loaned shares as issued and outstanding effective September 15, 2008, for purposes of computing and reporting our Company's basic and diluted weighted average shares and earnings per share.

Call Options
------------

         Concurrent with the issuance of the senior convertible notes, as discussed in Note 10 - Indebtedness and Other Financial Liabilities, our Company entered into call options with financial institutions that are affiliates of the underwriters together with the financing warrants discussed in Note 10 - Indebtedness and Other Financial Liabilities to reduce the potential dilution upon future conversion of the notes and effectively increase the conversion price of the notes. The call options allow the Company to purchase common shares at $36.40 with respect to the 5.125% Notes and $37.80 with respect to the 6.75% Notes. These instruments are accounted for as free standing derivatives and are recorded as equity of $73.5 million in the Consolidated Balance Sheet.

         On or about October 3, 2008, Lehman Brothers OTC Derivatives, Inc. or "LBOTC," who accounts for 50% of our call option and financing warrant transactions, filed for bankruptcy protection, which is an event of default under such transactions. We are carefully monitoring the developments affecting LBOTC, noting the impact of the LBOTC bankruptcy effectively reduced conversion prices for 50% of our convertible senior notes to their stated prices of $36.40 for the 5.125% Notes and $37.80 for the 6.750% Notes.

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

NOTE 20 - Segments

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

         We currently have four reportable segments: Fresh, Pathmark, Gourmet and Other. The Other segment includes our Food Basics and Wine, Beer & Spirits businesses. During fiscal 2007, we had a fifth reportable segment, Investment in Metro, Inc., which represents our former economic interest in Metro, Inc. that was required to be reported as a segment, as our investment was greater than 10% of our Company's combined assets of all segments and the investment generated operating income during fiscal 2007. The criteria necessary to classify the Midwest and Greater New Orleans areas as discontinued were satisfied in fiscal 2007. Refer to Note 6 - Discontinued Operations for further discussion. Prior year information has been restated to conform to current year presentation.

         We measure segment performance based upon segment income (loss). Reconciling amounts between segment income (loss) and loss from operations include corporate-level activity not specifically attributed to a segment, which includes (i) the merchandising department (including the design and production of private label merchandise sold in our retail stores), (ii) real estate management and (iii)

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

information technology, finance and other corporate administrative personnel, as well as, other reconciling items primarily attributed to nonrecurring activities. Refer to the table below for detailed information relating to the other reconciling items.

         Assets and capital expenditures are not allocated to segments for internal reporting presentations.

         Certain segment reclassifications have been made to segment information disclosed previously to conform to how our chief operating decision maker currently manages our business.

OPERATING DATA                                                Fiscal 2009         Fiscal 2008         Fiscal 2007
--------------                                                -----------         -----------         -----------
Sales by category

     Grocery (1)                                              $ 6,151,413         $ 6,663,157    $      4,364,970
     Meat (2)                                                   1,664,226           1,792,311           1,253,847
     Produce (3)                                                  997,929           1,060,718             776,521
     Other (4)                                                          -                   -               5,792
                                                              -----------         -----------         -----------
         Total Company                                        $ 8,813,568         $ 9,516,186         $ 6,401,130
                                                              ===========         ===========         ===========

(1) The grocery category includes grocery, frozen foods; dairy; general merchandise/health and beauty aids; wine, beer & spirits and pharmacy.
(2)  The meat category includes meat, deli, bakery and seafood.
(3)  The produce category includes produce and floral.
(4) Other includes sales from an information technology services agreement with Metro, Inc. Refer to Note 21 - Related Party Transactions for further discussion.

                                                                            Fiscal 2009       Fiscal 2008       Fiscal 2007
                                                                           -------------     -------------    ---------------
Sales

   Fresh                                                                   $   4,402,044     $   4,806,467    $     4,828,657
   Pathmark (5)                                                                3,855,251         4,173,017          1,077,294
   Gourmet                                                                       273,060           281,767            257,551
   Other                                                                         283,213           254,935            231,836
   Investment in Metro, Inc.                                                           -                 -              5,792
                                                                           -------------     -------------    ---------------
Total sales                                                                $   8,813,568     $   9,516,186    $     6,401,130
                                                                           =============     =============    ===============

Segment income (loss)
   Fresh                                                                         111,582     $     148,617    $        78,742
   Pathmark (5)                                                                  (46,326)           19,012             19,518
   Gourmet                                                                        25,691            24,866             16,613
   Other                                                                           1,472             2,184             (2,931)
                                                                           -------------     -------------    --------------
Total segment income                                                              92,419           194,679            111,942
   Corporate                                                                    (114,335)         (123,016)          (124,667)

   Reconciling items (6)                                                        (578,658)         (118,449)           (26,515)
                                                                           -------------     -------------    ---------------

Loss from operations                                                            (600,574)          (46,786)           (39,240)

   Loss on sale of Canadian operations                                                 -                 -               (436)
   Gain on sale of Metro, Inc.                                                         -                 -            184,451
   Nonoperating (loss) income                                                     (9,181)          116,864             37,394
   Interest expense (7)                                                         (193,058)         (157,591)          (112,218)

   Interest and dividend income                                                      169               591             14,350
   Equity earnings in Metro                                                            -                 -              7,869
                                                                           -------------     -------------    ---------------
(Loss) income from continuing operations before income taxes               $    (802,644)    $     (86,922)   $        92,170
                                                                           ==============    =============    ===============


                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

                                                                            Fiscal 2009       Fiscal 2008       Fiscal 2007
                                                                           -------------     -------------    ---------------
Segment depreciation and amortization - continuing operations
   Fresh                                                                   $      83,080     $      91,327    $        99,214
   Pathmark (5)                                                                   95,029            99,061             18,776
   Gourmet                                                                         9,386            10,119              9,876
   Other                                                                           4,661             3,722              4,378
                                                                           -------------     -------------    ---------------
Total segment depreciation and amortization - continuing operations              192,156           204,229            132,244
   Corporate                                                                      53,304            56,762             45,908
                                                                           -------------     -------------    ---------------
Total depreciation and amortization - continuing operations                      245,460           260,991            178,152
   Discontinued operations                                                             -                 -              8,637
                                                                           -------------     -------------    ---------------
Total company depreciation and amortization                                $     245,460     $     260,991    $       186,789
                                                                           =============     =============    ===============

--------------------------------------------------------------------------------

(5) Includes results from A&P stores that have been subsequently converted to Pathmark stores.

(6) Reconciling items, which are not included in segment income, consist of the following:

                                                                            Fiscal 2009       Fiscal 2008       Fiscal 2007
                                                                           -------------     -------------    ---------------

   Goodwill, trademark and long-lived asset impairment                     $    (477,180)    $           -    $             -
   Net restructuring and other                                                   (16,670)          (35,866)           (19,320)
   Real estate related activity                                                  (37,093)          (40,161)            14,057
   Stock-based compensation                                                       (5,667)           (5,694)            (8,977)
   Pension withdrawal costs                                                       (2,445)          (28,911)            (5,944)
   IT services agreement with Metro                                                    -                 -              5,792
   Insurance reserve adjustment                                                  (40,445)                -             (9,813)
   LIFO adjustment                                                                   842            (7,817)            (2,310)
                                                                           -------------     -------------    ---------------
Total reconciling items                                                    $    (578,658)    $    (118,449)   $       (26,515)
                                                                           -------------     -------------    ---------------

(7) Interest expense associated with the 6.750% Convertible Senior Notes increased by $3.5 million and $0.4 million, respectively, from the amounts reported in the Forms 10-K for fiscal 2008 and 2007 as a result of the retrospective application of the new accounting guidance relating to convertible debt, which we adopted during the first quarter of fiscal 2009. Refer to Note 10 - Indebtedness and Other Financial Liabilities for additional information.


NOTE 21 - Related Party Transactions

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

         Concurrently with the execution of the Pathmark Merger Agreement, on March 4, 2007, the Company and Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, funds affiliated with The Yucaipa Companies LLC (collectively, "Yucaipa"), entered into a stockholder agreement (the "Yucaipa Stockholder Agreement"), and a warrant Agreement (the "Yucaipa Warrant Agreement"). This agreement provided Pathmark representation on our Board of Directors. Under the terms of the Yucaipa Warrant Agreement, the Company issued to Yucaipa warrants to purchase the Company's common stock in exchange for the cancellation of warrants to purchase Pathmark common stock. Options and other rights to acquire

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

Pathmark equity have been converted into the right to receive cash, Company common stock or Company stock options as set forth in the Merger Agreement. Under the terms of the Yucaipa Stockholder Agreement, Yucaipa has agreed to certain restrictions on its ownership, acquisition and disposition of Company common stock and warrants to purchase Company common stock that it will own and may acquire after the merger. In addition, Yucaipa, its affiliates and general partners have agreed not to take certain actions relating to the governance of the Company. The Yucaipa Stockholder Agreement also provides Yucaipa with certain demand and piggyback registration rights.

         On August 4, 2009, our Company issued 60,000 shares of 8.0% Cumulative Convertible Preferred Stock, Series A-T, without par value, to affiliates of Tengelmann and 115,000 shares of 8.0% Cumulative Convertible Preferred Stock, Series A-Y, without par value, to affiliates of Yucaipa for net proceeds of approximately $162.2 million. Concurrently with the issuance of the Preferred Stock, the Company entered into an amended and restated stockholder agreement with Tengelmann (the "Amended and Restated Tengelmann Stockholder Agreement") and an amended and restated stockholder agreement with Yucaipa (the "Amended and Restated Yucaipa Stockholder Agreement" and, together with the Amended and Restated Tengelmann Stockholder Agreement, the "Stockholder Agreements"), amended its By-laws and filed Articles Supplementary with respect to the Preferred Stock, appointed two directors designated by Yucaipa to the Company's Board and reelected four existing Tengelmann directors to the Company's Board.

         Without Tengelmann and Yucaipa's approval, the Company may not consummate certain business combinations, issue additional equity securities, amend the Company's charter or by-laws, make amendments to Board committee charters which would circumvent the Stockholder Agreements, take actions which would dilute their ownership, take actions to amend certain of the Company's existing indebtedness or limit the Company's ability to pay cash dividends on the Preferred Stock. In addition, depending upon specified ownership thresholds maintained by Tengelmann and Yucaipa, without the approval of a majority of Tengelmann-appointed directors and at least one Yucaipa-appointed director, the Company may not enter into certain acquisitions or dispositions of assets, offer or repurchase equity securities, incur debt above specified levels or declare dividends on the Company's common stock. Based upon certain ownership thresholds, without Tengelmann's approval, the Company may not adopt certain anti-takeover measures or enter into affiliate transactions and the approval of a majority of Tengelmann directors may be required in order to adopt or amend any long-term strategic plan, adopt or amend any operating plan or budget or make capital expenditures over a certain threshold or appoint a chief executive officer.

         The Company granted certain registration rights, preemptive rights and rights to nominate directors to the Company's Board to Tengelmann and Yucaipa and certain tag-along rights to Yucaipa. In addition, Yucaipa granted the Company a right of first offer under certain circumstances on the transfer of voting power, which if exercised by the Company would then provide Tengelmann the right to purchase any such securities, pursuant to an agreement between the Company and Tengelmann.

         Until August 4, 2014, or earlier if certain conditions occur, Yucaipa is subject to a standstill provision which prevents Yucaipa, without the approval of the majority of the Board of Directors (excluding the directors designated by Yucaipa), from acquiring beneficial ownership of securities above a 35.5% common stock threshold. Prior to December 4, 2010, subject to limited exceptions, Yucaipa may not transfer its Preferred Stock and is prohibited from transferring any securities to certain designated persons.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

         We entered into agreements with four employees from Yucaipa for consulting services. In connection with these consulting agreements agreement, we made total payments of $0.2 million during fiscal 2009.

         During fiscal 2009, fiscal 2008 and fiscal 2007, our Company purchased $4.7 million, $2.9 million and $0.2 million in store fixtures from Source Interlink Companies, Inc, a media and marketing services company whose offerings include design, manufacture, and installation of wire fixtures and displays in major retail chains. Gregory Mays, who is a member of our Board of Directors, is the Chairman and Chief Executive Officer of Source Interlink Companies, Inc.

         On September 2, 2008, our Company borrowed $10.0 million from Erivan Karl Haub and issued a three-year, unsecured promissory note (the "Note"). Erivan Haub is the father of our Executive Chairman and is a limited partner of Tengelmann. The principal is due in a lump sum payment on August 18, 2011 and will bear interest at the rate of 6% per year, payable in 12 equal payments of $0.15 million over the term of the Note. During fiscal 2009 and fiscal 2008, we paid interest of $0.75 million and $0.15 million, respectively, and recorded interest expense of $0.6 million and $0.3 million, respectively, on this note.

         On January 4, 2008 the Company entered into an extension of a real estate lease for a residence for the benefit of Andreas Guldin, the Company's Vice Chairman, Chief Strategy Officer and a member of the Board of Directors. The term of the lease, as extended, will run through May 31, 2010, and the aggregate amount of rent payable from January 4, 2008 through the extended term is $0.2 million. The payment of Mr. Guldin's living expenses is a Company obligation under the Company's employment agreement with Mr. Guldin. All rent payments under the lease, as extended, represent income that is taxable to Mr. Guldin; however, Mr. Guldin's annual income is "grossed up" by the Company in an amount that is necessary to cover this tax obligation.

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

         Simultaneously with the sale, we entered into an Information Technology Transition Services Agreement with Metro, Inc., where our Company will provide certain information technology and other services, to Metro, Inc. for a period of 2 years from the date of sale with the potential to extend the agreement for two additional six month renewal periods. This agreement provided for Metro, Inc. to pay our Company a fee of C$20 million (U.S. $19.1 million) per year. Accordingly, we have recorded $5.8 million in "Sales" in our Consolidated Statements of Operations for fiscal 2007. Although the Agreement expired during fiscal 2007 and our Company no longer provides any services nor records any revenue in connection therewith, we continue to provide certain support to Metro in connection with its audit relating to prior years' services.

         Beginning March 13, 2007, as a result of the sale of 6,350,000 shares of Metro, Inc., our Company recorded our investment in Metro, Inc. an available for sale security for the fiscal year ended February 23, 2008, because we no longer exerted significant influence over substantive operating decisions made by

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

Metro, Inc. As such, during fiscal 2007, we recorded dividend income of $3.9 million based on Metro, Inc.'s dividend declaration on April 17, 2007, August 8, 2007 and September 25, 2007 within "Interest and dividend income" on our Consolidated Statements of Operations. On November 26, 2007, in connection with our agreement to acquire Pathmark Stores, Inc., we sold the remaining 11,726,645 shares of our holdings in Metro, Inc. After these sales, our Company no longer holds Class A subordinate shares of Metro, Inc. as of the balance sheet dates. Refer to Note 16 - Investment in Metro, Inc. for further discussion.

         We owned a jet aircraft, which Tengelmann leased under a full cost reimbursement lease. Prior to its sale in February 2009, Tengelmann was obligated to and has reimbursed us $1.4 million and $4.6 million during fiscal 2008 and 2007, respectively, for their use of the aircraft.

NOTE 22 - Commitments and Contingencies

Supply Agreement
----------------
         On March 7, 2008, we entered into a definitive agreement with C&S Wholesale Grocers, Inc. ("C&S") whereby C&S will provide warehousing, logistics, procurement and purchasing services (the "Services") in support of our Company's entire supply chain. This agreement expires on September 29, 2018. The agreement defines the parties' respective responsibilities for the procurement and purchase of merchandise intended for use or resale at our Company's stores, as well as the parties' respective remuneration for warehousing and procurement/purchasing activities. In consideration for its services, C&S is paid an annual fee and has incentive income opportunities based upon our cost savings and increases in retail sales volume. The agreement also provides that we will purchase virtually our entire warehoused inventory from C&S.

	Although there are a limited number of distributors that can supply our stores, we believe that other suppliers could provide similar product on comparable terms. However, a change in suppliers could cause a delay in distribution and a possible loss of sales which would affect our results adversely.

Lease Assignment
----------------
         On August 14, 2007, Pathmark entered into a leasehold assignment contract for the sale of its leasehold interests in one of its stores to CPS Operating Company LLC, a Delaware limited liability company ("CPS"). Pursuant to the terms of the agreement, Pathmark was to receive $87.0 million for assigning and transferring to CPS all of Pathmark's interest in the lease and CPS was to have assumed all of the duties and obligations of Pathmark under the lease. CPS deposited $6.0 million in escrow as a deposit against the purchase price for the lease, which is non-refundable to CPS, except as otherwise expressly provided in the agreement. The assignment of the lease was scheduled to close on December 28, 2007. On December 27, 2007, CPS issued a notice terminating the agreement for reason of a purported breach of the agreement, which, if proven, would require the return of the escrow. We are disputing the validity of CPS's notice of termination as we believe CPS's position is without merit. Because we are challenging the validity of CPS's December 27, 2007 notice of termination, we issued our own notice to CPS on December 31, 2007, asserting CPS's breach of the agreement as a result of their failure to close on December 28, 2007. CPS's breach, if proven, would entitle us to keep the escrow. Both parties have taken legal action to obtain the $6.0 million deposit held in escrow.

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

Antitrust Class Action Litigation
---------------------------------
       In connection with a settlement reached in the VISA/MasterCard antitrust class action litigation, our Company is entitled to a portion of the settlement fund that will be distributed to class members. Pursuant to our review of our historical records as well as estimates provided by the Claims Administrator, we recorded a recovery of $2.2 million as a credit to "Store operating, general and administrative expense" in our Statements of Consolidated Operations during fiscal 2008. During fiscal 2009, we recorded an additional recovery of $2.1 million as a credit to "Store operating, general and administrative expense." We are continuing to work with the Claims Administrator to ensure that any additional monies owed to our Company in connection with this litigation are received. This process may result in additional recoveries being recorded in future periods.

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

         In April 2006, the plaintiffs filed a motion for class certification. In July 2007, the Court granted the plaintiffs' motion and certified the class as follows: All full-time hourly employees of Defendants who were employed in Defendants' supermarket stores located in the State of New York, for any of the period from June 24, 1998 through the date of the commencement of the action, whom Defendants required or permitted to perform work in excess of 40 hours per week without being paid overtime wages. In December 2008, the Court approved the Form of Notice, which included an "opt-out" provision and in January 2009, the Plaintiffs mailed the Notice to potential class members and the opt-out deadline expired in March 2009. The parties have commenced discovery. Our Company intends to move to decertify the class once certain discovery has been completed.

         As discovery on the plaintiffs has recently commenced, neither the number of class participants nor the sufficiency of their respective claims can be determined at this time.

Other
-----
         We are subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. We are also subject to certain environmental claims. While the outcome of these claims cannot be predicted with certainty, Management does not believe that the outcome of any of these legal matters will have a material adverse effect on our consolidated results of operations, financial position or cash flows.

         In the normal course of business, we have assigned to third parties various leases related to former operating stores (the "Assigned Leases") for which we generally remained secondarily liable. As such, if any of the assignees were to become unable to make payments under the Assigned Leases, we could be required to assume the lease obligation. As of February 27, 2010, 188 Assigned Leases remain in place. Assuming that each respective assignee became unable to make payments under an Assigned Lease, an event we believe to be remote, we estimate our maximum potential obligation with respect to the Assigned

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

Leases to be approximately $572.1 million, which could be partially or totally offset by reassigning or subletting these leases.

NOTE 23 - Summary of Quarterly Results (Unaudited)

         The following table summarizes our results of operations by quarter for fiscal 2009 and fiscal 2008. The first quarter of each fiscal year contains sixteen weeks, while the second and third quarters each contain twelve weeks. The fourth quarter of fiscal 2009 contained twelve weeks, while the fourth quarter of fiscal 2008 contained thirteen weeks.

                                     ----------------------------------------------------------------------------------
                                         First            Second           Third            Fourth           Total
                                        Quarter           Quarter        Quarter(a)        Quarter(a)         Year
                                     -------------     -------------  ----------------  ----------------  -------------
2009 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------
Sales                                 $2,790,243        $2,065,061       $1,962,692        $1,995,572       $8,813,568
Gross margin                             844,869           623,358          590,584           607,949        2,666,760
Depreciation and amortization            (77,788)          (57,784)         (55,813)          (54,075)        (245,460)
Loss from operations                      (1,836)           (8,566)        (453,151)         (137,021)        (600,574)
Nonoperating income(d)                    (1,875)           (7,079)         (15,944)           15,717           (9,181)
Interest expense                         (54,248)          (48,559)         (45,769)          (44,482)        (193,058)
Loss from continuing operations          (58,304)          (62,159)        (502,438)         (157,749)        (780,650)
Loss from discontinued operations         (6,856)          (18,150)         (57,148)          (13,694)         (95,848)
Net loss                                 (65,160)          (80,309)        (559,586)         (171,443)        (876,498)
Per share data(e)
    Loss from continuing
       operations - basic                  (1.10)            (1.18)           (9.43)            (3.03)          (14.79)
    Loss from discontinued operations -
       basic                               (0.13)            (0.34)           (1.07)            (0.25)           (1.80)
    Net loss - basic                       (1.23)            (1.52)          (10.50)            (3.28)          (16.59)

    Loss from continuing operations -
       diluted                             (3.36)            (3.06)          (12.85)            (4.73)          (26.12)
    Loss from discontinued operations -
       diluted                             (0.28)            (0.68)           (1.50)            (0.34)           (3.22)
    Net loss - diluted                     (3.64)            (3.74)          (14.35)            (5.07)          (29.34)

Market price: (f)
    High                                   $7.47             $7.02           $12.31            $12.89
    Low                                    $3.02             $3.63            $6.35             $7.27
Number of stores at end of period            435               432              433               429

                 The Great Atlantic & Pacific Tea Company, Inc.
             Notes to Consolidated Financial Statements - Continued

                                     ----------------------------------------------------------------------------------
                                         First            Second            Third            Fourth          Total
                                      Quarter(b)          Quarter        Quarter(c)          Quarter          Year
                                     -------------     -------------  ----------------  ----------------  -------------
2008 (unaudited)                                      (Dollars in thousands, except per share amounts)
----------------
Sales                                 $2,922,665        $2,182,636       $2,120,954        $2,289,931       $9,516,186
Gross margin                             883,586           651,543          660,385           707,522        2,903,036
Depreciation and amortization            (80,027)          (60,797)         (60,538)          (59,629)        (260,991)
Income (loss) from operations              2,091           (11,523)          11,909           (49,263)         (46,786)
Nonoperating income (d)                   48,597            42,895           22,777             2,595          116,864
Interest expense                         (46,926)          (34,680)         (37,511)          (38,474)        (157,591)
Income (loss) from
    continuing operations                  2,788            (4,289)          (3,777)          (84,327)         (89,605)
Loss from discontinued
    operations                            (1,524)          (13,812)         (10,635)          (27,759)         (53,730)
Net income (loss)                          1,264           (18,101)         (14,412)         (112,086)        (143,335)
Per share data(e)
    Income (loss) from continuing
       operations - basic                   0.06             (0.09)           (0.07)            (1.59)           (1.76)
    Loss from discontinued operations -
       basic                               (0.03)            (0.28)           (0.20)            (0.53)           (1.05)
    Net income (loss) - basic               0.03             (0.37)           (0.27)            (2.12)           (2.81)

    Loss from continuing operations -
       diluted                             (0.51)            (1.70)           (1.62)            (3.92)           (4.35)
    Loss from discontinued operations -
       diluted                             (0.03)            (0.27)           (0.28)            (0.91)           (1.06)
    Net loss  - diluted                    (0.54)            (1.97)           (1.90)            (4.83)           (5.41)

Market price: (f)
    High                                  $28.18            $24.34           $14.00             $8.49
    Low                                   $22.41            $12.84            $3.41             $4.02
Number of stores at end of period            446               445              444               436

(a) During the fourth quarter of fiscal 2009, we recorded $7.3 million of impairment charges for capital lease assets, which related to the third quarter of fiscal 2009.
(b) During first quarter of fiscal 2008, we recorded a $2.3 million reduction in our operating expense associated with the unfavorable Pathmark transportation agreement, which related to fiscal 2007.
(c) During the third quarter of fiscal 2008, we recorded a reversal of previously recorded compensation expense related to restricted stock of $5.2 million, $4.0 million of which relates to fiscal 2007, as our performance targets were no longer probable due to dispositions in advance of our acquisition of Pathmark.
(d) Our nonoperating income reflects the mark-to-market adjustments related to the conversion features, financing warrants, and Series A and B warrants, which fluctuate based on our stock price.
(e) The sum of quarterly basic and diluted (loss) income per share differs from full year amounts because the number of weighted average common shares outstanding has changed each quarter.
(f) Our Company stock is listed on the New York Stock Exchange; refer to the Five Year summary of Selected Financial Data for the number of registered stockholders at the end of the fiscal year.

Management's Annual Report on Internal Control over Financial Reporting
-----------------------------------------------------------------------

         Management of our Company, including the President and Chief Executive Officer and the Senior Vice President, Chief Financial Officer and Treasurer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 15(f) of the Securities Exchange Act of 1934, as amended. Our Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our Company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and directors of our Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the financial statements.

         Our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on the evaluation, management has concluded our Company's internal control over financial reporting was effective as of February 27, 2010.

         The effectiveness of the Company's internal control over financial reporting as of February 27, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.


/s/ Ron Marshall                           /s/ Brenda M. Galgano

Ron Marshall                               Brenda M. Galgano
President and                              Senior Vice President,
Chief Executive Officer                    Chief Financial Officer and Treasurer

             Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of The Great Atlantic & Pacific Tea Company, Inc.:

            In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows present fairly, in all material respects, the financial position of The Great Atlantic & Pacific Tea Company, Inc. and its subsidiaries at February 27, 2010 and February 28, 2009, and the results of their operations and their cash flows for each of the three years in the period ended February 27, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 27, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

         As discussed in Notes 1 and 10 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt with cash settlement features during fiscal 2009.

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

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
May 6, 2010

Five Year Summary of Selected Financial Data
--------------------------------------------

                                Fiscal 2009(e)(l)  Fiscal 2008(e)(j)  Fiscal 2007(a)(b)(c)(e)(j)  Fiscal 2006(e)   Fiscal 2005(d)(e)
                                  (52 Weeks)           (53 Weeks)              (52 Weeks)           (52 Weeks)         (52 Weeks)
                                -----------------  -----------------  --------------------------  --------------   -----------------

                                                          (Dollars in thousands, except per share amounts)
Operating Results
Sales                                $8,813,568        $9,516,186              $6,401,130          $5,369,203         $7,090,018
Loss from operations                   (600,574)          (46,786)                (39,240)            (27,170)          (170,860)
Depreciation and amortization          (245,460)         (260,991)               (178,152)           (148,762)          (174,040)
(Loss) gain on sale of Canadian
     Operations                               -                 -                    (436)             (1,299)           912,129
Gain on sale of Metro, Inc.                   -                 -                 184,451                   -                  -
Interest expense (f)                   (193,058)         (157,591)               (112,218)            (65,884)           (84,404)
(Loss) income from continuing
     operations                        (780,650)          (89,605)                 86,578              12,751            518,059
(Loss) income from discontinued
     operations                         (95,848)          (53,730)               (247,660)             14,142           (125,429)
Net (loss) income                      (876,498)         (143,335)               (161,082)             26,893            392,630

Per Share Data
(Loss) income from continuing
     operations - basic                  (14.79)            (1.76)                   1.99                0.31              12.85
(Loss) income from discontinued
     operations - basic                   (1.80)            (1.05)                  (5.69)               0.34              (3.11)
Net (loss) income - basic                (16.59)            (2.81)                  (3.70)               0.65               9.74

(Loss) income from continuing
     operations - diluted                (26.12)            (4.35)                   1.36                0.30              12.72
(Loss) income from discontinued
     operations - diluted                 (3.22)            (1.06)                  (5.59)               0.34              (3.08)
Net (loss) income - diluted              (29.34)            (5.41)                  (4.23)               0.64               9.64
Cash dividends - common stock (i)             -                 -                       -                7.25                  -
Book value per share (g)                  (9.47)             5.03                    7.78               10.36              16.32

--------------------------------------------------------

                                      Fiscal 2009     Fiscal 2008(j)  Fiscal 2007(a)(b)(c)(j)   Fiscal 2006   Fiscal 2005(d)
                                       (52 Weeks)       (53 Weeks)           (52 Weeks)          (52 Weeks)     (52 Weeks)
                                      -----------     --------------  -----------------------   -----------   --------------

                                                      (Dollars in thousands, except per share amounts)
Financial Position

Current assets                           $931,163          $918,522            $886,245            $748,908    $1,210,014
Current liabilities                       729,845           746,535             771,815             558,391       610,273
Working capital (g)                       201,318           171,987             114,430             190,517       599,741
Current ratio (g)                            1.28              1.23                1.15                1.34          1.98
Expenditures for property                  86,378           115,994             122,850             208,159       191,050
Total assets                            2,827,217         3,526,697           3,622,633           2,111,623     2,498,865
Current portion of
   long-term debt (h)                         191             5,283              11,875              32,069           569
Current portion of
   capital lease obligations               13,702            11,574              10,716               1,554         2,274
Long-term debt (f) (k)                    990,359           919,364             732,172             284,214       246,282
Long-term portion of
   capital lease obligations              136,880           147,921             157,430              29,938        32,270
Total debt (g)                          1,141,132         1,084,142             912,193             347,775       281,395
Debt to total capitalization (g)             186%               79%                 67%                 45%           30%
Series A redeemable preferred stock (k)   132,757                 -                   -                   -             -

Equity
Stockholders' (deficit) equity (i)       (529,203)          289,893             444,120             430,670       671,727
Weighted average shares
   outstanding - basic                 53,203,741        50,948,194          43,551,459          41,430,600    40,301,132
Weighted average shares
   outstanding - diluted               29,771,904        50,883,221          44,295,214          41,902,358    40,725,942
Number of registered
   stockholders (g)                         5,485             5,677               5,856               4,649         4,916

Other (g)
Number of employees                        45,000            48,000              51,000              38,000        38,000
New store openings                              5                 1                  10                  10             3
Total number of stores at year end            429               436                 447                 406           405
Total store area (square feet)         18,106,877        18,385,645          18,813,135          16,538,410    16,508,969
----------------------------------------------------------------------------------------------------------------------------

(a) On December 3, 2007, our Company completed the acquisition of Pathmark Stores, Inc.
(b) As of February 23, 2008 our Midwest and Greater New Orleans operations were classified as discontinued operations.
(c) In November 2007, our Company completely disposed of our investment in Metro, Inc.
(d) At the close of business on August 13, 2005, our Company completed the sale of our Canadian business to Metro, Inc.
(e) On February 27, 2005 (the first day of our 2005 fiscal year), our Company adopted new accounting guidance for stock-based compensation. We recorded share-based compensation expense of $5.7 million, $5.7 million, $9.0 million, $8.2 million and $9.0 million in fiscal 2009, fiscal 2008, fiscal 2007, fiscal 2006 and fiscal 2005, respectively. During fiscal 2008, we recorded a reversal of previously recorded compensation expense related to restricted stock of $5.2 million, $4.0 million of which relates to fiscal 2007, as our performance targets were no longer probable due to dispositions in advance of our acquisition of Pathmark.
(f) In fiscal 2005, we repurchased the majority of our 7.75% Notes due April 15, 2007 and our 9.125% Senior Notes due December 15, 2011. In December 2007, we issued $165 million 5.125% convertible notes due June 15, 2011 and $255 million 6.75% convertible notes due December 15, 2012. In addition, in December 2007, we entered into a new $675 million credit agreement, which was amended in July 2009. As of February 27, 2010 and February 28, 2009, there were $132.9 million and $331.8 million, respectively, of loans outstanding under the amended $655.0 million credit agreement.
(g)      Unaudited.
(h)      In April 2007, our 7.75% Notes become due and payable in full.
(i) On April 25, 2006, our Company paid a special one-time dividend to our stockholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of "Additional paid in capital" in our Consolidated Balance Sheets at February 24, 2007.
(j) Our 6.750% Convertible Notes are subject to new accounting guidance for convertible debt instruments with cash settlement features, As a result of adopting this guidance during fiscal 2009, we reclassified $26.4 million of debt and deferred financing costs to "Additional paid-in capital", net of deferred taxes. We also retrospectively recognized additional non-cash interest expense of $0.4 million for fiscal 2007 and $3.5 million for fiscal 2008.
(k) On August 4, 2009, we issued $260.0 million of 11.375% senior secured notes due 2015 and 175,000 shares of 8.0% Cumulative Convertible Preferred Stock for approximately $162.8 million, net of closing and issuance costs.
(l) During fiscal 2009, we recorded goodwill impairment charges of $345.5 million, trademark impairment charges of $66.4 million and long-lived asset impairment charges of $65.2 million, resulting from our interim and annual impairment testing.

Executive Officers
------------------

Ron Marshall
President and
Chief Executive Officer

Brenda M. Galgano
Senior Vice President,
Chief Financial Officer and Treasurer

Christian W. E. Haub
Executive Chairman

Andreas Guldin
Vice Chairman, Chief Strategy Officer

Mark Kramer
Senior Vice President, Operations

Christopher W. McGarry
Senior Vice President,
General Counsel and Secretary

Rebecca Philbert
Senior Vice President,
Merchandising and Supply & Logistics

Melissa E. Sungela
Vice President and Corporate Controller

Board Of Directors
------------------

Christian W. E. Haub (b) (f)
Executive Chairman

John D. Barline, Esq. (b) (f)
Williams, Kastner & Gibbs LLP,
Tacoma, Washington

Jens-Jurgen Bockel (c)
Chief Financial Officer and Member of the Managing Board
Tengelmann Warenhandelsgesellschaft KG
Mulheim, Germany

Frederic F. Brace (a) (b) (c)
Former Executive Vice President and
Chief Financial Officer, UAL Corp.

Bobbie A. Gaunt (b) (c) (d) (e)
Former President and CEO,
Ford Motor Company of Canada

Andreas Guldin (b) (c)
Vice Chairman, Chief Strategy Officer

Dan P. Kourkoumelis (a) (b) (d) (f)
Former President and CEO,
Quality Food Centers, Inc.

Edward Lewis (a) (d)
Chairman and Founder,
Essence Communications Inc.

Gregory Mays (e) (f)
Chief Executive Officer,
Simon Worldwide

Maureen B. Tart-Bezer (a) (c) (d)
Former Executive Vice President &
Chief Financial Officer
Virgin Mobile USA, LLC

Terrence J. Wallock (d) (e) (f)
Acting General Counsel & Secretary,
Simon Worldwide Inc.

(a)      Member of Audit Committee (Maureen B. Tart-Bezer, Chair)
(b)      Member of Executive Committee (Christian W. E. Haub, Chair)
(c)      Member of Finance Committee (Andreas Guldin, Chair)
(d)      Member of Governance Committee (Dan P. Kourkoumelis, Chair)
(e) Member of Management Development & Compensation Committee (Terrence Wallock, Chair)
(f)      Member of Real Estate Committee (Greg Mays, Chair)

Stockholder Information
-----------------------

Executive Offices
Box 418
2 Paragon Drive
Montvale, NJ  07645
Telephone 201-573-9700

Independent Registered Public Accounting Firm
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
Telephone 800-937-5449
www.amstock.com

Communications with the Board of Directors
Stockholders who would like to contact our Company's Board of Directors, including a committee thereof or a specific Director, can send an e-mail to bdofdirectors@aptea.com or write to the following address:
c/o The Great Atlantic & Pacific Tea Company, Inc., Senior Vice President, General Counsel and Secretary, 2 Paragon Drive, Montvale, NJ 07645

Form 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request to the Secretary at the Executive Offices in Montvale, New Jersey. Exhibits to the Form 10-K include the most recent certifications by A&P's Chief Executive Officer and Chief Financial Officer.

Annual Meeting
The Annual Meeting of Stockholders will be held at 9:00 a.m. (EST) on Thursday, July 15, 2010 at
The Woodcliff Lake Hilton
200 Tice Boulevard
Woodcliff Lake, New Jersey, USA

Common Stock
Common stock of our Company is listed and traded on the New York Stock Exchange under the ticker symbol "GAP" and has unlisted trading privileges on the Boston, Midwest, Philadelphia, Cincinnati, and Pacific Stock Exchanges. The stock is generally reported in newspapers and periodical tables as "GtAtPc".



(C) 2010 The Great Atlantic & Pacific Tea Co., Inc. All rights reserved.